Form 20-F
period 2001-12-31
CONVERIUM HOLDING AG
filed 2002-05-23
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14106
CONVERIUM HOLDING AG
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each Exchange
Title of each class	on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF10 per share	New York Stock Exchange
Registered shares, nominal value CHF10 per share*	New York Stock Exchange

•     Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2001, there were outstanding: 40,000,000 registered shares, nominal value CHF10 per share, including 7,808,100 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                  No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17                 Item 18

PRESENTATION OF INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. [RESERVED]
ITEM 16. [RESERVED]
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
Converium Group Report of the Group auditors
Converium Group Consolidated and historical combined statements of income
Converium Group Consolidated and historical combined balance sheets
Converium Group Consolidated and historical combined statements of cash flows
Converium Group Consolidated and historical combined statements of changes in equity
Converium Group Notes to the consolidated and historical combined financial statements
Schedule of segment data
Converium Group Notes to the consolidated and historical combined financial statements
1. Organization and nature of operations
2. Summary of significant accounting policies
3. Restructuring costs
4. Foreign currency translation and transactions
5. Segment information
6. Invested assets and investment income
7. Goodwill
8. Losses and loss adjustment expenses
9. The Quota Share Retrocession Agreement, retrocessional reinsurance and catastrophe protection
10. Debt
11. Income taxes
12. Employee benefits
13. Share compensation and incentive plans
14. Shareholders’ equity
15. Transactions with Zurich Financial Services
16. Related party transactions
17. Supplement cash flow disclosures
18. Fair value of financial instruments
19. Commitments and contingencies
20. Consolidated and historical combined entities
21. Earnings per share
22. Subsequent events (unaudited)
GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS
SIGNATURES
INDEX TO EXHIBITS
Subsidiaries of the Registrant

i

PRESENTATION OF INFORMATION

     In this annual report on Form 20-F, unless the context otherwise requires, “Converium,” “we,” “us,” and “our” refer to Converium Holding AG and our consolidated entities. Please refer to the glossary beginning on page G-1 for definitions of selected insurance and reinsurance terms.

     We publish our financial statements in U.S. dollars, and unless we note otherwise, all amounts in this annual report are expressed in U.S. dollars. As used herein, references to “U.S. dollars,” “dollars” or “$” and “cents” are to U.S. currency, references to “Swiss francs” or “CHF” are to Swiss currency, references to “yen” or “Japanese yen” are to Japanese currency, references to “British pounds” or “£” are to British currency and references to “euro” or “€” are to the single European currency of the member states of the European Monetary Union at the relevant time.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

     In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. This annual report includes a number of forward-looking statements, including the following:

•	certain statements in “Item 4. — Information on the Company — B. Business Overview” with regard to strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results, litigation and the effects of changes or prospective changes in regulation

•	certain statements in “Item 4. — Information on the Company — B. Business Overview — Regulation” with regard to the effects of changes or prospective changes in regulation

•	certain statements in “Item 5. — Operating and Financial Review and Prospects” with regard to trends in results, prices, volumes, operations, investment results, margins, overall market trends, risk management and exchange rates

•	certain statements in “Item 11. — Quantitative and Qualitative Disclosures About Market Risk” with regard to sensitivity analyses for invested assets

     In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including factors set forth in “Item 3. — Key Information — D. Risk Factors” and the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

ii

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we insure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results due to the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	risks associated with implementing our business strategies

•	risks relating to the integration of our business units into a new entity

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

     The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL AND OTHER DATA

     We prepare our consolidated and historical combined financial statements (“financial statements”) included in this annual report in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2001, 2000, 1999 and 1998, which have been audited by PricewaterhouseCoopers AG, independent accountants.

     Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. For a description of the transactions that led to the divestiture, which we refer to herein as the “Formation Transactions,” see “Item 4. — Information on the Company — A. History and Development of the Company.” The financial statements are presented as if we had been a separate entity for all periods presented. The financial statements include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.

     The selected financial data presented below omits data related to 1997. The historical combined financial statements were prepared on a carve-out basis and involved extensive efforts. Financial information for 1997 on this basis is not available and would have been onerous and costly to produce.

	Year Ended December 31,

	2001	2000	1999	1998

	($ in millions, except per share information)
Income statement data:
Revenues:
Gross premiums written	$2,881.2	$2,565.8	$1,928.7	$1,458.8
Less ceded premiums written	(398.6)	(569.8)	(358.5)	(213.7)

Net premiums written	2,482.6	1,996.0	1,570.2	1,245.1
Net change in unearned premiums	(187.4)	(134.5)	(168.7)	(17.7)

Net premiums earned	2,295.2	1,861.5	1,401.5	1,227.4
Net investment income	228.7	176.0	214.0	255.4
Net realized capital (losses) gains	(18.4)	83.7	76.3	78.9
Other (loss) income	(5.8)	29.3	22.1	24.8

Total revenues	2,499.7	2,150.5	1,713.9	1,586.5

Benefits, losses and expenses:
Total losses, loss adjustment expenses and insurance benefits	(2,300.5)	(1,604.5)	(1,138.7)	(917.3)
Total costs and expenses	(678.7)	(587.5)	(470.6)	(484.7)
Amortization of goodwill	(7.8)	(7.3)	(6.2)	(6.2)
Restructuring costs	(50.0)	—	—	—

Total benefits, losses and expenses	(3,037.0)	(2,199.3)	(1,615.5)	(1,408.2)

(Loss) income before taxes	(537.3)	(48.8)	98.4	178.3
Income tax benefit (expense)	169.9	19.5	(40.6)	(62.0)

Net (loss) income	$(367.4)	$(29.3)	$57.8	$116.3

	Year Ended December 31,

	2001	2000	1999	1998

	($ in millions, except per share information)
(Loss) earnings per share:
Number of shares (millions)(1)	40.0	40.0	40.0	40.0
Basic (loss) earnings per share	$(9.18)	$(0.73)	$1.45	$2.91
Diluted (loss) earnings per share	(9.18)	(0.73)	1.45	2.91

	As of December 31,

	2001	2000	1999	1998

	($ in millions)
Balance sheet data:
Total invested assets	$4,915.9	$4,349.7	$4,232.8	$3,898.1
Total assets	9,706.5	8,321.3	6,916.0	6,290.9
Reinsurance liabilities	7,677.9	6,486.6	5,048.9	4,409.9
Debt	197.0	196.9	196.8	196.7
Total liabilities	8,135.7	7,232.9	5,694.6	5,060.6
Total equity	1,570.8	1,088.4	1,221.4	1,230.3

	Year Ended December 31,

	2001	2000	1999	1998

	($ in millions)
Other data:
Net premiums written by segment:
Converium Zurich	$1,185.0	$818.3	$569.5	$439.9
Converium North America	898.4	844.7	677.3	533.3
Converium Cologne	257.8	218.6	238.6	209.3
Converium Life	141.4	114.4	84.8	62.6

Total net premiums written	$2,482.6	$1,996.0	$1,570.2	$1,245.1

Non-life combined ratio	128.9%	116.9%	112.5%	111.8%

(1)	Immediately following the Formation Transactions, we had 40,000,000 shares outstanding. Therefore, these shares are considered outstanding for all prior periods presented.

Dividends

     For a discussion of our dividend policy, see “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy.”

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

Cyclicality of the reinsurance industry may cause fluctuations in our results

     The insurance and reinsurance industries, particularly the non-life market, are cyclical. Historically, operating results of reinsurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond their direct control. These developments include:

•	price competition

•	frequency of occurrence or severity of both natural and man-made catastrophic events

•	levels of capacity and demand

•	general economic conditions

•	changes in legislation, case law and prevailing concepts of liability

     As a result, the reinsurance business historically has been characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted attractive premium levels. We expect to continue to experience the effects of this cyclicality, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our loss reserves may not adequately cover future losses and benefits

     Our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves are insufficient to cover actual losses, loss adjustment expenses or future policy benefits, we would have to add to these loss reserves and incur a charge to our earnings which could have a material adverse effect on our financial condition, results of operations or cash flows.

     Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.

     Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions.

     In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

     We had $5,710.5 million of gross reserves and $4,165.5 million of net reserves for losses and loss adjustment expenses as of December 31, 2001. If we underestimated these net reserves by 5%, this would have resulted in $208.3 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2001.

Our exposure to catastrophic events, both natural and man-made, may cause unexpected large losses

     A catastrophic event or multiple catastrophic events may cause unexpected large losses and could have a material adverse effect on our financial condition, results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires, and are inherently unpredictable in terms of both their occurrence and severity. For example, in 1999 and 2000, the reinsurance industry suffered losses from windstorms and flooding in Europe. These events adversely affected our results.

     We are also exposed to man-made catastrophic events, such as the terrorist attacks of September 11, 2001, which are difficult to predict and may have a significant adverse impact on our industry and on us. It is possible that both the frequency and severity of man-made catastrophic events will increase.

     As a result, claims from natural or man-made catastrophic events could cause substantial volatility in our financial results for any period and adversely affect our financial condition or results of operations. Our ability to write new business could also be impacted. We believe that increases in the value and geographic concentration of insured property and the effects of inflation will increase the severity of claims from catastrophic events in the future.

     The extent of our losses from catastrophic occurrences is a function of the total insured amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. In addition, depending on the nature of the loss, the speed with which claims are made and the terms of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or raising funds at unfavorable costs, both of which could adversely affect the results of our operations.

     Our efforts to protect ourselves against catastrophic losses, such as the use of selective underwriting practices, the purchasing of reinsurance (which, when bought by a reinsurer such as Converium, is known as retrocessional reinsurance) and the monitoring of risk accumulations, including on a geographic basis, may not prevent such occurrences from adversely affecting our profitability or financial condition. The majority of the catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional reinsurance protection, are managed to a self- imposed maximum gross limit of $350 million for a 250-year return period loss. See “Item 4. — Information on the Company — B. Business Overview — Catastrophe Risk Management.”

Terrorist attacks and national security threats could result in the payment of material insurance claims and may have an enduring negative impact on our business

     We believe that the terrorist attacks of September 11, 2001 represent the largest loss event in the insurance industry’s history. As of December 31, 2001, we have estimated and recorded gross losses and loss adjustment expenses for insurance claims arising in connection with the terrorist attacks of $692.9 million. Our recorded losses and loss adjustment expenses were $289.2 million, net of retrocessional reinsurance recoveries. Losses from our aviation and property businesses represented the majority of the net loss. The remainder of the losses were from our workers’ compensation, life and third party liability lines of business. It is very early in the claims process, and our gross estimates are subject to revision as claims are received from insurers and our claims to our retrocessionaires are identified and processed.

     We cannot assess the long-term effects of terrorist attacks and continuing threats to national security on our businesses at this time. The September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in Afghanistan and the Middle East have had a significant adverse effect on general economic, market and political conditions, increasing many of the risks in our businesses. Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss adjustment expenses arising out of the September 11th attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have an enduring negative effect on our business, financial condition and results of operations.

     Over time the rating agencies could reexamine the ratings affecting our industry generally, including us. For additional discussion of the impact of the September 11th terrorist attacks on our business, see Note 8 to our financial statements.

If we are unable to achieve our investment objectives, our financial condition may be adversely affected

     Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. In 2001, net investment income and net realized capital (losses) gains accounted for 8.4% of our revenues. Accordingly, our capital levels, ability to pay catastrophic claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.

     Fluctuations in interest rates affect our returns on fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, the fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

     We invest a portion of our assets globally in equity securities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets and, consequently, the value of the equity securities we own.

     Our investment results benefited in 1999 from strong stock market performance in excess of historical performance. In 2000 and 2001, stock markets around the world generally experienced meaningful declines and significant volatility, especially in the period immediately after the September 11th terrorist attacks. However, this was partially offset by the impact of a lower interest rate environment and subsequent recovery of the equity markets to pre-September 11th levels. In 2001, we recorded net realized capital losses of $18.4 million. This included $82.5 million of impairment losses on our equity portfolio following declines in global stock markets, particularly in the telecommunications and technology sectors in North America. The following table sets forth, for the periods indicated, our net unrealized gains on investments, net of taxes; net realized capital (losses) gains; and total invested assets as of and for the periods shown.

	Year Ended Dec. 31,

	2001	2000	1999

	($ in millions)
Net unrealized gains on investments, net of taxes	$30.3	$18.8	$16.9
Net realized capital (losses) gains	(18.4)	83.7	76.3
Total invested assets	4,915.9	4,349.7	4,232.8

Competitive conditions in the reinsurance industry could adversely impact our results

     The reinsurance industry is highly competitive. Since Converium has only recently entered the market under its own brand name, our competitors have greater name and brand recognition. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our competitive position is based on many factors, including our overall financial strength, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. We compete for reinsurance business in U.S., European and other international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and higher claims-paying ratings. We believe that our largest competitors include:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Cologne Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Gerling Global Re Group

•	Lloyd’s syndicates active in the London market

•	SCOR

•	Hannover Re Group, which is 75% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	companies active in the Bermuda Market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

     In addition, new companies have entered the reinsurance market and existing companies have raised additional capital to increase their underwriting capacity. Other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. Moreover, following the September 11th terrorist events, a number of new reinsurers and other entities have been formed to compete in or with our industry, and a number of existing market participants have raised new may enhance their ability to compete. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the supply and terms of risks that may be available for us to consider underwriting.

Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products and services

     The insurance industry overall is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for the products and services they purchase. If competitive pressures compel us to reduce our prices, our operating margins would decrease.

     As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a larger capital base so that they require less reinsurance.

The loss of key executive officers could adversely affect us

     Our success has depended, and will continue to depend, partly upon our ability to attract and retain executive officers and, in particular, on the continued service of Dirk Lohmann, the Chief Executive Officer of Converium and Converium Zurich, Richard E. Smith, the Chief Executive Officer of Converium North America, Frank Schaar, the Chief Executive Officer of Converium Cologne, and Martin Kauer, the Chief Financial Officer of Converium. Each of Mr. Lohmann, Mr. Smith, and Mr. Kauer serves in his capacity pursuant to an employment agreement with no specified term of employment. Mr. Schaar’s current employment agreement expires on December 31, 2002. The Board of Directors of Converium Germany decided on May 3, 2002 to renew Mr. Schaar’s contract for five years starting January 1, 2003. If any of these executives ceases to continue in his present role without an organized succession, we could be adversely affected.

     Our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified underwriters and other personnel. Our management team includes a number of key personnel whose skills, experience and knowledge of the reinsurance industry constitute important elements of Converium’s competitive strengths. If some or all of these managers leave their positions at Converium, even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected.

A downgrade in our ratings may adversely affect our relationships with clients and brokers and negatively impact sales of our products

     Claims-paying ability and financial strength ratings are a factor in establishing the competitive position of reinsurers. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies are based upon factors relevant to policyholders and are not directed toward the protection of investors.

     A ratings downgrade, or the potential for such a downgrade, among other things, could adversely affect our relationships with agents, wholesalers and other distributors of our products and services, negatively impact new sales and adversely affect our ability to compete in our markets. A.M. Best has rated Converium “A” (Excellent), Standard & Poor’s has rated Converium “A+” (Strong) and Moody’s has rated Converium “A1” (Good). Our ratings may not satisfy the criteria required by some of our clients and brokers. Accordingly, we may suffer a loss of business as a result. Any reduction in our ratings could result in our reinsurance operations being removed from the approved lists of some brokers or clients and may adversely affect our ability to write business through such brokers or to such clients.

Regulatory or legal changes could adversely affect our business

     Insurance laws, regulations and policies currently governing us and our clients may change at any time in ways which may adversely affect our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. We are subject to applicable government regulation in each of the jurisdictions in which we conduct business, particularly in Switzerland, the United States and Germany. Regulatory agencies have broad administrative power over many aspects of the insurance and reinsurance industries. Government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors.

     Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, requirements for participation in guaranty associations or other industry pools and other changes which could adversely affect the reinsurance business and economic environment. Such changes could impose new financial obligations on us, require us to make unplanned modifications of our products and services, or result in delays or cancellations of sales of our products and services.

     The reinsurance industry is also affected by political, judicial and other legal developments, which have at times in the past resulted in new or expanded theories of liability. We cannot predict the future impact of changing law or regulation on our operations and any changes could have a material adverse effect on our financial condition, results of operations or cash flows. See “Item 4. — Information on the Company — B. Business Overview — Regulation.”

We purchase retrocessional reinsurance, which subjects us to credit risk and may become unavailable on acceptable terms

     In order to limit the effect on our financial condition of large and multiple losses, we buy reinsurance for our own account. This type of insurance is known as “retrocessional reinsurance.” From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. There can be no assurance that we will be able to obtain our desired amounts of retrocessional reinsurance. There is also no assurance that, if we are able to obtain such retrocessional reinsurance, we will be able to negotiate terms as favorable to us as in prior years.

     A retrocessionaire’s insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve a reinsurer of its liability to the ceding companies. See “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance.”

Because we depend on reinsurance brokers for a large portion of revenue, loss of business written through them could adversely affect us

     We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets, such as the London market and the United States, we principally write through reinsurance brokers. The largest two brokerage firms accounted for approximately 25% of our gross premiums written for the year ended December 31, 2001. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on us.

Our reliance on reinsurance brokers exposes us to their credit risk

     In 2001, approximately 59% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.

Foreign exchange rate fluctuations may impact our results

     We publish our financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the euro, British pound and Swiss franc, into U.S. dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the U.S. dollar value of our investments and the return on our investments. For 2001, approximately:

•	42.3% of our gross premiums written

•	38.3% of our net investment income

•	37.3% of our losses and loss adjustment expenses and life benefits and

•	60.4% of our operating expenses

were denominated in currencies other than the U.S. dollar. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.”

We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients

     As part of the Formation Transactions, we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement Zurich Financial Services, through its subsidiaries, provides us with a substantial portion of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure ceded to the Unicover Occupational Accident Reinsurance Pool, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. See “Item 4. — Information on the Company — A. History and Development of the Company"-and “Item 10. — Additional Information - C. Material Contracts.” Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

     In addition, Zurich Financial Services subsidiaries remain the legal counterparty for many of our assumed reinsurance contracts. Although we do not have credit risk exposure with respect to these contracts, if these Zurich Financial Services subsidiaries do not honor their commitments efficiently and effectively to these clients, we might bear reputational risk.

The financial and investment return information included in this annual report may not be indicative of our future financial performance

     We derived the historical financial information included in this annual report from historical financial statements of Zurich Financial Services. Our financial statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. Accordingly, these financial statements may not necessarily reflect the results Converium would have achieved had it been a separate, stand-alone entity during the periods presented or the financial position, results of operations and cash flows of Converium in the future.

     Historically, a significant portion of our invested assets were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. Since the Zurich Financing Agreement was terminated effective July 1, 2001, and replaced by the Funds Withheld Asset, our historical investment results are not indicative of the investment results we may achieve in the future.

     In addition, under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us, in whole or in part, as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments and we may not be able to invest them at yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected. See “Item 5. — Operating and Financial Review and Prospects.”

We may be restricted from disposing of assets and may suffer negative tax consequences in the case of a change of control

     Certain tax considerations and contractual arrangements with Zurich Financial Services may make an acquisition of Converium less likely and limit our ability to dispose of assets or enter into new lines of business. Because of the qualification of the Formation Transactions under Swiss tax law as partially exempt from the Swiss Share Issuance Tax to Converium, we may be restricted from certain disposals of assets, and may further face adverse tax consequences if the ownership of one third or more of our registered shares comes to be held by one shareholder or a group of related shareholders. See “Item 10. — Additional Information — C. Material Contracts — Swiss Tax Consequences to Converium of the Formation Transactions”.

ITEM 4. INFORMATION ON THE COMPANY

     Converium Holding AG was incorporated in Switzerland on June 19, 2001 as a joint stock company as defined in article 620 et seq. of the Swiss Code of Obligations. We were registered on June 21, 2001 in the Commercial Register of the Canton of Zug with registered number CH-170.3.024.827-8. Our registered office is Baarerstrasse 8, CH-6300 Zug, Switzerland.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to the formation transactions and the global offering described below in this annual report as the “Formation Transactions.” As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a newly incorporated Swiss company. The financial statements included in this annual report reflect this business.

     The Formation Transactions consisted of the following principal steps:

•	the transfer to us of the Converium Zurich reinsurance business now conducted by Converium AG, which we refer to as Converium Switzerland, through a series of steps including:

•	our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, which we refer to collectively as the Quota Share Retrocession Agreement

•	the establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services, which we refer to collectively as the Funds Withheld Asset, with a total balance of approximately $1.3 billion as of July 1, 2001, on which we will be paid investment returns by the Zurich Financial Services units

•	the acquisition of the Converium Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium Switzerland of its 98.6% interest in Zürich Rückversicherung (Köln) AG, which was renamed Converium Rückversicherung (Deutschland) AG and which we refer to as Converium Germany

•	the acquisition of the Converium North America reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., a wholly owned subsidiary of Converium Switzerland. In conjunction with this transfer, Converium Holdings (North America) Inc. assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed Converium Reinsurance (North America) Inc.

•	the transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities

•	the sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in a global offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares

•	after the global offering, Converium Switzerland acquired from subsidiaries of Zurich Financial Services approximately $140 million of residential and commercial rental properties located in Switzerland

     As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium.

     The assets transferred to us included:

•	approximately $70 million in shares in PSP Swiss Property Ltd., a Swiss company listed on the SWX Swiss Exchange

•	approximately $50 million in units of Zurich Invest Aktien Euroland, an investment fund quoted on the Frankfurt Stock Exchange. This investment was sold in 2002.

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium Zurich business

     The balance of the assets transferred to us consisted of cash, of which approximately $140 million was used by Converium Switzerland to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services.

     We invested the cash contributed to us by Zurich Financial Services in accordance with our investment policy. For a description of our investment policy, see “— B. Business Overview — Investments.”

     For a description of the agreements and transactions involved in the Formation Transactions and our divestiture from Zurich Financial Services, including certain ongoing contractual arrangements with Zurich Financial Services, see “Item 10. — Additional Information — C. Material Contracts.”

B. BUSINESS OVERVIEW

Overview

     Converium is a leading global reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance. We actively seek to create innovative and efficient reinsurance solutions to complement our clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring ours and our clients’ relationships with brokers. We have the ability to cover risks globally and to provide meaningful capacity worldwide. Based on calendar year 2000 third party net premiums written, we rank among the ten largest global professional reinsurers.

     Converium was formed through the restructuring and integration of the third party reinsurance business of Zurich Financial Services. We believe that our separation from Zurich Financial Services presents significant opportunities and benefits for us. We believe we will benefit from our new status as an independently managed, publicly traded company. In particular, we anticipate that we will secure new and expanded relationships with clients who may have been reluctant to enter into business relationships or share proprietary information with the reinsurance operation of a competitor like Zurich Financial Services. We also believe that our separation from Zurich Financial Services should increase our future financial flexibility and the long-term possibilities of further expansion in the form of new business opportunities and strategic alliances. In addition, as an independently managed reinsurer, we are in a position to compete for the reinsurance premiums ceded by Zurich Financial Services, of which only minimal premiums are reflected in our historical results.

     We organize our business around four operating segments consisting of our three Non-Life segments, Converium Zurich, Converium North America and Converium Cologne, and our Converium Life segment as follows:

•	Converium Zurich manages our non-life reinsurance businesses in the United Kingdom, Western and Southern Europe, Switzerland, the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for our global operations.

•	Converium North America, based in New York, manages our non-life reinsurance businesses in the United States and Canada, and is our global center of expertise for agribusiness.

•	Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe, Central and Eastern Europe, the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the U.S. market, which is written by Converium North America.

•	Converium Life manages the worldwide life reinsurance business.

     We offer a full range of traditional non-life and life reinsurance products as well as innovative solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. Our principal life reinsurance product is ordinary life reinsurance. Our Converium Life operations also offer group life, disability, critical illness, long-term care, risk premium and modified co-insurance, and provide related services.

     We underwrite reinsurance both directly with ceding companies and through brokers, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. Globally, approximately 41% of our 2001 gross premiums written were written on a direct basis and approximately 59% were written through brokers.

     We believe that one of our competitive strengths is our ability to work closely with our clients while honoring ours and our clients’ relationships with brokers. A key component of this competitive strength is our strong focus on client relationship management. We believe it is imperative that we fully understand our clients’ businesses in order to provide better solutions to our clients and enhance our own profitability. Direct communication with our clients enables us to obtain the in-depth details required for the proper analysis and understanding of our clients’ exposures. We seek to establish and maintain contacts with key decision makers in the organizations of our clients, particularly with their chief executive officers, chief financial officers and actuarial and underwriting managers.

     As a component of our strategy of getting closer to our clients and enhancing our understanding of the risks and other financial aspects of their business, we realigned our organizational structure in the first quarter of 2001 to better serve our clients and enhance knowledge sharing among our underwriters, actuaries, client relationship managers and other personnel. This new structure brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines yields a stronger risk analysis and ultimately more profitable business opportunities for us, by allowing us to utilize the detailed knowledge of individual risks possessed by our facultative professionals in underwriting treaty business. For example, in North America our six facultative offices now report to persons with line of business responsibility and are integrated into our treaty teams. In Europe, we have established client relationship managers, supported by underwriters with both treaty and facultative expertise in all major lines of business. These client relationship managers are able to call upon our expertise from wherever it may be located within our global organization and establish multi-disciplinary client teams to address our clients’ needs. These teams seek to provide additional services to our clients, such as advice on balance sheet and operating risk management, underwriting audits and assistance with risk capital allocation.

     As a reflection of our financial strength and stability, A.M. Best has rated Converium “A” (Excellent), Standard & Poor’s has rated Converium “A+” (Strong) and Moody’s has rated Converium “A1” (Good). These ratings are based upon factors of concern to reinsurance clients and are not a measure of protection afforded to investors. These ratings may be revised, suspended or withdrawn at any time by the relevant rating agency. See “— Ratings.”

Our Strategy

     Our goal is to be one of the leading providers of reinsurance solutions in the global marketplace, thereby creating significant long-term value for our shareholders. Our strategy to achieve this goal is to:

•	Seek to lead the majority of business written

•	Increase the share of liability and casualty business written in Europe, Asia and Latin America

•	Expand in specialty lines and structured and finite reinsurance

•	Maintain strong underwriting discipline and profitability focus

•	Grow our life reinsurance operations

•	Generate additional business through long-term strategic alliances

•	Implement capital markets tools to provide additional underwriting capacity and to mitigate risk

•	Expand our position in attractive markets

     Our strategy is described in more detail below.

     We are focused on business where our underwriting skills, innovation and global expertise and operating platform are best utilized. We have realigned and integrated our organizational structure globally such that it now brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines results in stronger risk analysis and ultimately more profitable business opportunities for us. Furthermore, we believe our realignment enables us to efficiently share knowledge across our organization, bring expertise from our specialty operations to all of our markets and provide our local markets with access to the skills and products we develop at our global centers of excellence. We are actively seeking to grow those lines of business where our skills are relevant and where the client’s selection of its reinsurer may be differentiated by expertise rather than mere commodity attributes, such as price and capacity.

     We are focused on clients who see an advantage in our global experience and operating platform. We believe that rapid and reliable information gathering, analysis and utilization are essential in a knowledge-based business such as reinsurance. To supplement and support our knowledge sharing culture, we have made substantial investments in integrated, global management information systems. Thus, our businesses worldwide work from a common platform for pricing business, reserving and accounting.

     Our systems include a number of proprietary features and provide us with capabilities we believe to be unique in our industry. For example, in 2002, we will be implementing a new core reinsurance accounting system in Zurich and Cologne. This system is already in production in North America. This system will provide the ability to process, analyze and consolidate on a global basis technical reinsurance financial data and provide for uniform interfaces. In addition, we have developed a global data warehouse, which is designed to allow users to extract and analyze information in any number of dimensions. This would include contract experience by client, line of business, production source, profit center, geographic location, treaty type and loss ratio. We believe our global technology platform helps us to respond rapidly to our clients, share information across our global organization and analyze and respond to new developments quickly. In addition, we believe our integrated management information systems help position us to pursue both organic growth opportunities and possible acquisitions.

     Seek to lead the majority of business written. We seek to function as a leading reinsurer. In many cases, this means that we set terms and prices on the business we write, rather than following terms and prices established by other reinsurers. However, we believe that operating as a lead reinsurer also means that we must apply the underwriting discipline of a lead underwriter, and consistently utilize our risk modeling and quantitative analytical tools, even in circumstances where we do not write the largest share of a particular reinsurance treaty. This also means that we establish walk-away prices and focus on profitability rather than market share, including in commodity lines of business, such as property catastrophe. An important element of this approach is that we seek to develop close and continuing relationships with our clients, irrespective of whether we write the business directly or through brokers.

     Increase the share of liability and casualty business written in Europe, Asia and Latin America. We are pursuing growth in long-tail lines of business such as motor, general third party, professional and product liability, employers’ liability and workers’ compensation. Generally, we consider a line to be long-tail if potential claims are not likely to be paid within three years. Partly as a result of this time lag, these lines require analytical sophistication and expertise for appropriate pricing. Furthermore, we believe that demand for third party liability insurance, particularly with respect to motor, professional and product liability coverage, will grow at an above-average rate and will provide us with additional possibilities for attractive growth.

     Expand in specialty lines and structured and finite reinsurance. We are seeking to expand the proportion of our business derived from specialty lines, including aviation and space, credit and surety, agribusiness and other weather-related products, e-commerce risks, engineering and professional liability. These lines require specialized skills in respect of risk assessment and pricing and offer the opportunity to achieve higher levels of underwriting profitability. In this regard we have made substantial investments in technical expertise and core underwriting skills and employ accountants, mathematicians, lawyers, agronomists, meteorologists, geophysicists and engineers to bolster the capabilities of our underwriters and actuaries.

     Maintain strong underwriting discipline and profitability focus. We have implemented numerous operational and structural initiatives to focus us on expected profitability whenever we underwrite or price business or pursue new opportunities. We measure profitability as the present value of cash flows of our business, including allocated overhead, related to the risk capital allocated to that business. We analyze the projected and actual profitability and risk profile of our portfolio in the aggregate as well as on subportfolio, contract and client levels to focus our resources on business that meets or exceeds our strict profitability requirements and complies with our overall strategy.

     We believe our integrated global management structure is key to ensuring that skills and experiences across our organization can be accessed locally to seize attractive business opportunities as they arise, that our underwriting guidelines and objectives are continuously fulfilled, and that our aggregate business risk profile is optimized.

     Grow our life reinsurance operations. We are actively seeking to expand our Converium Life operations and believe that life reinsurance will represent an increasing percentage of our business. Life business is attractive to us because it is generally less volatile and less capital-intensive than non-life business and it affords us the opportunity to increase the diversification of our risk portfolio.

     We believe the demand for life reinsurance is growing rapidly in many markets, and consequently we are seeking to increase our presence in key life reinsurance markets. Foremost among these are Germany, Italy, France, Latin America, the United States and the Middle East. In addition, we believe that many factors will contribute to increased demand for life and pension insurance products, including the aging of the population, increased privatization of pension benefits in many countries and an increasing need for financial support and financial risk management services among life insurers in our primary markets. As the growth of production by primary insurers typically carries with it a new business strain caused either by the financing of commission and other acquisition costs or by statutory solvency requirements, many of our clients often resort to reinsurance to provide them with financing or surplus relief.

     Generate additional business through long-term strategic alliances. We are seeking alliances with partners who have strengths in areas outside our core skills, such as distribution, claims management or branding, and who may benefit from our distinct capabilities or capacity. For example, we recently expanded our professional liability business in the United Kingdom through a strategic alliance with the Medical Defence Union, or MDU. The MDU is the largest medical defense organization in the United Kingdom. This strategic alliance allows us access to the MDU’s more than 85,000 members and to its client relationship management.

     We also have a strategic alliance with, and equity investment in, SATEC srl, a leading underwriting agency for satellite and space insurance. This relationship allows us to utilize SATEC’s technical expertise in evaluating satellite and launch vehicle technology, both through our participation as a risk carrier in the underwriting pool managed by SATEC as well as in our underwriting of other third party space reinsurance.

     Implement capital market tools to provide additional underwriting capacity and to mitigate risk. We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. For example, we have obtained protection based on the TRINOM transaction described below under “— Catastrophe Protection” to reduce our net retained loss for industry-wide large catastrophe events. Perils covered by TRINOM and our catastrophe agreement with Zurich Insurance Company, referred to as ZIC, in the form of a purchased option include U.S. hurricane, U.S. earthquake and European windstorm losses that occur before June 18, 2004.

     We believe we are skilled in designing risk transfer mechanisms both for ourselves and for our clients, and plan to work with clients to help them access the capital markets. For example, together with a capital markets arm of a major insurance broker and a Japanese retail insurer, we designed a primary insurance product that provides the insured with business interruption insurance following an earthquake. This product allows policyholders without any direct insurable interest in the specified region to secure protection against loss from business interruption due to damage suffered by suppliers or customers in the specified region. Given the nature of the policy trigger, we can, if needed, transfer the underlying risk to capital markets without assuming any basis risk.

     Expand our position in attractive markets. We are focusing on selected mature reinsurance markets with growth and profitability potential. These include Switzerland, Japan and Germany where we currently have relatively modest market shares as clients in these markets have been especially sensitive to our historical ownership. In particular, we view Germany as a market with above average growth opportunities as we transition ourselves to a viable lead market alternative to the existing domestic market participants. We have targeted a number of emerging markets which we believe represent particularly attractive growth opportunities, including Asia, Latin America, Central and Eastern Europe, Northern Africa and the Middle East.

     We are also seeking to increase our share of the global property catastrophe reinsurance market. We believe our technical expertise, modeling capability and risk management skills equip us to price these risks appropriately and assume a larger, globally diversified portfolio. For example, we have developed a common data format called CRESTA plus for use in connection with catastrophe cover, which we have provided to our clients and reinsurance peers. The new data format is easy and flexible to use. It allows an efficient exposure and loss data exchange between insurance and reinsurance companies. We believe that the use of CRESTA plus improves data quality, will enable more accurate risk assessment and helps save time and reduce costs. In addition, CRESTA plus helps us to better analyze the risk in our clients’ portfolios while our clients achieve more competitive pricing.

Our Business

     We offer a full range of non-life and life reinsurance as well as structured/finite solutions, with clients and coverages throughout the world. The principal lines of business written by our three Non-Life segments include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. Our other specialized lines include agribusiness, multi-peril and whole account reinsurance. Our Converium Life operations, which are managed worldwide from Cologne, Germany, provide life reinsurance products and related services.

     In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, Paris, Singapore and Sydney, as well as marketing offices in Atlanta, Boston, Buenos Aires, Chicago, Dallas, Kuala Lumpur, London, Mexico City, Milan, Mission Viejo, San Francisco, Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut.

     The table below presents, by segment, the distribution of our net premiums written and income for the year ended December 31, 2001.

	Year Ended December 31, 2001

	Net premiums written		Segment income (loss)

	$	% of	$
	millions	total	millions

Non-Life Reinsurance
Converium Zurich	$1,185.0	47.7%	$(178.7)
Converium North America	898.4	36.2	(197.9)
Converium Cologne	257.8	10.4	(71.6)

Total Non-Life	2,341.2	94.3	(448.2)

Converium Life	141.4	5.7	(7.1)

Total	$2,482.6	100.0%	$(455.3)

     The table below presents the geographic distribution of our net premiums written for the years ended December 31, 2001, 2000 and 1999, based on the location of the ceding companies.

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Non-Life:
North America	$985.3	42.1%	$955.9	50.8%	$755.9	50.9%
United Kingdom	601.4	25.7	315.3	16.8	234.8	15.8
Germany	114.5	4.9	82.9	4.4	114.6	7.7
France	42.6	1.8	49.5	2.6	58.3	3.9
Europe (rest)	251.9	10.8	252.6	13.4	172.3	11.6
Far East/Pacific Rim	121.6	5.2	84.7	4.5	51.5	3.5
Near and Middle East	94.1	4.0	69.4	3.7	55.1	3.7
Latin America	129.8	5.5	71.3	3.8	42.9	2.9

Total Non-Life	$2,341.2	100.0%	$1,881.6	100.0%	$1,485.4	100.0%

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Converium Life:
North America	$53.1	37.6%	$71.3	62.3%	$49.5	58.4%
Germany	27.9	19.7	14.4	12.6	9.6	11.3
United Kingdom	(8.0)	(5.7)	2.2	1.9	6.4	7.5
France	17.8	12.6	(0.5)	(0.4)	0.5	0.6
Europe (rest)	29.1	20.6	18.0	15.7	9.4	11.1
Near and Middle East	5.1	3.6	4.8	4.2	6.2	7.3
Latin America	16.4	11.6	4.2	3.7	3.2	3.8

Total Converium Life	$141.4	100.0%	$114.4	100.0%	$84.8	100.0%

Total	$2,482.6		$1,996.0		$1,570.2

     The table below presents the distribution of our net premiums written by line of business for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Non-Life
Liability	$458.1	19.6%	$474.9	25.2%	$410.4	27.6%
Property	501.9	21.5	403.8	21.5	301.9	20.3
Motor	437.2	18.7	333.1	17.7	159.1	10.7
Credit & Surety	178.6	7.6	122.0	6.5	106.4	7.2
Workers’ Compensation	192.6	8.2	163.9	8.7	200.1	13.5
Aviation & Space	181.0	7.7	119.3	6.3	97.0	6.5
Accident & Health	116.4	5.0	85.3	4.5	66.2	4.5
Marine	74.3	3.2	46.3	2.5	43.7	2.9
Engineering	80.7	3.4	55.4	2.9	41.3	2.8
Specialized & Other	120.4	5.1	77.6	4.2	59.3	4.0

Total Non-Life	$2,341.2	100.0%	$1,881.6	100.0%	$1,485.4	100.0%

Converium Life	$141.4	100.0%	$114.4	100.0%	$84.8	100.0%

Total	$2,482.6	100.0%	$1,996.0	100.0%	$1,570.2	100.0%

Types of Reinsurance

     Both non-life reinsurance and life reinsurance can be written on either a proportional basis or a non-proportional basis. Proportional reinsurance is also known as pro rata reinsurance. Quota share reinsurance and surplus reinsurance are types of proportional reinsurance. Some non-proportional reinsurance takes the form of excess of loss reinsurance in which the reinsurer’s obligations are only triggered after covered losses exceed a specified attachment point. In the case of proportional reinsurance, the reinsurer assumes a predetermined portion of the ceding company’s risks under the covered insurance contract or contracts. In the case of non-proportional reinsurance, the reinsurer assumes all or a specified portion of the ceding company’s risks in excess of a specified amount, known as the ceding company’s retention or the reinsurer’s attachment point, subject to a negotiated reinsurance contract limit.

     Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of generating the business being reinsured, which includes commissions, premium taxes, assessments and miscellaneous administrative expenses and a profit participation for originating the business, the amount of which is based on the claims experience. The ceding commission may also be affected by competitive factors. Premiums that the ceding company pays to a reinsurer for non-proportional reinsurance are not directly proportional to the premiums that the ceding company receives. This is because the reinsurer does not assume a direct proportion of the ceding company’s risk. The frequency of claims under a proportional reinsurance contract is usually greater than under a non-proportional contract, and therefore the claims experience with proportional reinsurance contracts is generally more predictable.

     Non-proportional non-life reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company’s retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified limit or the excess liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company’s retention is typically said to write lower layer excess reinsurance. A claim that reaches just beyond the ceding company’s retention will create a claims payment for the lower layer reinsurer, but not for the reinsurers of any higher layers. Claims activity in lower layer reinsurance tends to be more predictable than in higher layers due to greater frequency and availability of historical data, and therefore, like proportional reinsurance, better enables underwriters and actuaries to more accurately price the underlying risks. In a limited number of cases, reinsurance is also written on an aggregate stop-loss basis to protect the ceding company’s total portfolio from extraordinary losses resulting from the aggregation of individual risks.

     Both non-life insurance and life reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company’s underwriters. This dependence subjects reinsurers to the possibility that the ceding company has not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded to the reinsurer may not adequately compensate the reinsurer for the risk assumed. Accordingly, the reinsurer’s evaluation of the ceding company’s risk management and underwriting practices, as well as claims settlement practices and procedures, will usually impact the pricing of the treaty.

     Generally, reinsurers who provide facultative reinsurance do so separately from their treaty operations. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures which results in greater volatility. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved. Because of the transactional nature of the business and the greater risks generally involved, margins on facultative business are usually higher than on treaty business. However, reinsurers who provide facultative coverage solely, or through distinct operations, experience relatively high underwriting expenses and, in particular, personnel costs, because each risk is individually underwritten and administered.

     Non-traditional reinsurance involves structured reinsurance solutions tailored to meet individual client strategic and financial objectives. Both non-life reinsurance and life reinsurance can be written on a structured/finite basis. Often these reinsurance solutions provide reinsurance protection across a company’s entire insurance portfolio. For instance, a whole account aggregate stop loss, whether single year or multi-year in design, provides protection for a company from deterioration in their accident year results. Another common solution is a loss portfolio transfer, which can take many forms, and which is frequently used to assist companies in efficiently and effectively exiting lines of business or facilitating insurance entity sales transactions. With increasing frequency, non-traditional reinsurance has been utilized in various ways to assist companies in managing property catastrophe exposures and other loss exposures from single or multiple events which, in the aggregate, could be significant. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in structured/finite programs are constantly evolving and will continue to do so.

     We underwrite our product lines on a non-proportional and proportional basis, as well as on a structured/finite basis. As part of our management organization in the first quarter of 2001, we integrated our facultative specialists with our underwriting professionals with treaty expertise, organizing them as focused teams around client relationship management and lines of business. Since the realignment of our underwriting procedures and structure, we do not distinguish between treaty and facultative reinsurance, but rather between proportional and non-proportional underwriting and lines of business.

     In 2001, $1.47 billion or approximately 59.1% of our net premiums written were written on a proportional treaty basis, $563.0 million or approximately 22.7% of our net premiums written were written on a non-proportional basis, and $452.9 million or approximately 18.2% of our net premiums written were written on a structured/finite basis. Over the long term, we expect non-proportional and structured/finite business to constitute a growing share of our future business, although our proportional business increased in 2001 as a result of rate increases and some opportunistic underwriting, particularly in the U.K. motor market.

     The table below presents the distribution of our net premiums written by type of reinsurance for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Proportional	$1,466.7	59.1%	$1,108.2	55.5%	$843.8	53.7%
Non-proportional	563.0	22.7	590.9	29.6	454.7	29.0
Structured/Finite	452.9	18.2	296.9	14.9	271.7	17.3

Total	$2,482.6	100.0%	$1,996.0	100.0%	$1,570.2	100.0%

Proportional and Non-proportional

     We offer traditional reinsurance products on both a proportional and non-proportional basis in all our lines of business. Our non-proportional business includes property, aviation and space and specialty lines, to complement our established market position in non-proportional liability. The growth in our proportional business has been mainly due to an increased focus on proportional liability as well as opportunities in proportional motor.

     We believe that clients and brokers actively seek our input in the evaluation and structuring of businesses with unique or difficult risk characteristics. We believe this is a result of our innovative approach, organizational resources and financial strength. We have developed integrated teams of professionals with significant treaty and individual risk, or facultative, expertise at our three principal underwriting centers in Zurich, New York and Cologne, which support the professionals we have in our branch network. We deploy our global specialty lines experts and local specialists to design solutions to address our clients’ risk management needs.

     We offer facultative products in almost every line on a proportional and non-proportional basis. Our integrated global organization allows us to offer facultative products all over the world. In the United States, we offer facultative liability coverage predominantly on a direct basis. Elsewhere, we offer a full line of facultative products on both a direct and broker basis. We have also implemented eFAC, our online facultative quote submission service, which provides our clients with access to quotes within 24 hours.

Structured/Finite

     Structured/finite reinsurance solutions are marketed and underwritten by the Risk Strategies divisions of our three non-life segments and by our Converium Life segment. These divisions focus on servicing the needs of the reinsurance market that may not be met efficiently through traditional reinsurance products. With primary operating locations in Zurich, New York and Cologne, our structured/finite specialists focus on providing clients with creative financial solutions for their risk management and other financial management needs, primarily through reinsurance products. In addition, our Singapore branch office has structured/finite capabilities and services clients in the Far East and Pacific Rim. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs.

     We believe that to succeed in providing our clients with the solutions they need, we must take a comprehensive, iterative approach in our analysis. To accomplish this goal, our Risk Strategies divisions comprise a team of underwriting, tax, accounting, actuarial and banking experts who can effectively address all aspects of the solution. We believe this multi-disciplinary approach distinguishes us from our peers and enables us to craft solutions that are both creative and viable in light of the specific needs of the ceding company. Furthermore, our Risk Strategies personnel draw upon our global capabilities to marshal the necessary expertise and resources in any market.

     Our Risk Strategies divisions target customers who seek to:

•	Dampen volatility associated with the insurance or reinsurance pricing cycle

•	Adjust their exposure to specific geographic areas or lines of business

•	Increase their level of retention over a period of time

•	Minimize existing and potential liabilities in connection with extraordinary corporate events, such as a merger or acquisition

•	Manage their capital during periods of rapid growth

     Our customers use these products principally to mitigate volatility in results and capital as well as to transfer insurance risks. The more widely used structured/finite products have similar features but differing terms and limits, depending on the customer’s requirements.

     The three main types of structured/finite products that we sell are described below.

•	Multi-year aggregate excess of loss reinsurance contracts have become a well-established structured/finite reinsurance product in the North American market. These reinsurance contracts provide coverage when the ceding company’s applicable block of policies reports losses at or above a specific loss ratio. This type of product will often charge an up-front premium plus additional premiums which are dependent on the magnitude of losses claimed by the ceding company under the contract. The ceding company generally also participates in a profit sharing arrangement under these types of reinsurance contracts if the business covered does not generate excessive losses.

This type of product, which is often written on a multi-year basis, is generally attractive to a large multi-line insurance company customer who uses this product to stabilize its insurance subsidiaries’ local statutory financial results and minimize the impact on the local statutory surplus of worse than expected underwriting performance.

•	Loss portfolio transfer and adverse loss development contracts are sold by all of our business segments. These products are considered retroactive reinsurance as they cover past periods for which the loss events have already occurred, but where all claims have not yet been made or paid. Retroactive structured/finite reinsurance products remain an attractive solution for certain clients, who may, for example, wish to exit a particular line of business, facilitate a business acquisition (where the reinsurance contract effectively replaces the seller’s requirement to provide a loss reserve guarantee to the purchaser), or stabilize statutory capital. Typically, a loss portfolio transfer will transfer to the reinsurer all risks underwritten, subject to an aggregate loss limit established in the contract. Adverse loss development products provide reinsurance coverage for losses in excess of the carried loss reserves of the ceding company at the transaction date, or in some cases at a mutually agreed attachment point, in excess of existing loss reserves.

•	Modified co-insurance contracts are sold by our Converium Life segment. This product is used by our life insurance clients principally to relieve the strain on statutory surplus caused by the statutory accounting requirement to expense all new business acquisition costs in the year incurred. Clients that are growing rapidly can encounter severe capital constraints as a result of this practice. The reinsurance contract is a co-insurance contract (which means the reinsurer assumes a percentage of the same risks as the life insurer), modified to allow the ceding company to retain the investments which support the liabilities for future policy benefits applicable to the reinsured portfolio of business. We pay a ceding commission to our client, who accounts for it as statutory income and thus replenishes the surplus previously consumed by new business acquisition costs.

Non-Life Operations

Overview

     We operate our Non-Life reinsurance business through our three Non-Life segments: Converium Zurich, Converium North America and Converium Cologne. Our Non-Life operations had net premiums written of $2.3 billion in the year ended December 31, 2001, representing 94% of our total net premiums written. Our Non-Life business is comprised of the following principal lines of non-life and health-related reinsurance products.

     Liability. We provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third party liability. Historically, we principally wrote liability reinsurance on a non-proportional basis. Currently, we increasingly provide liability coverage on both a proportional and non-proportional basis.

     Our liability products include professional liability coverage. We offer specialized underwriting, actuarial and claims expertise for all lines of professional liability, including medical malpractice, directors and officers, architects and engineers, accountants and lawyers liability. We also provide errors and omissions reinsurance coverage for specialized and other lines of business, such as insurance agents and real estate agents. Our professional liability operations also actively develop and reinsure emerging coverages for exposures such as tax opinions, representations and warranties, and e-commerce risk liability.

     Property. We reinsure liability for physical damage caused by fire and allied perils such as explosion, lightning, storm, flood, earthquake and costs of debris removal, as well as coverage of business interruption and loss of rent as a result of an insured loss increasingly on a non-proportional basis. Other sub-lines of property reinsurance include cover for hail, burglary, water damage and glass breakage.

     Motor. We reinsure accident and liability risks and collision damage of motor vehicles. Motor insurance can include coverage in three major areas - liability, accident benefits and physical damage. Liability insurance provides coverage payment for injuries and for property damage to third parties. Accident benefits provide coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft.

     Credit and Surety. Our credit coverages provide reinsurance for financial losses sustained through the failure for commercial reasons of an insured’s customers to pay for goods or services supplied to them. Our surety business relates to the reinsurance of risks associated with performance bonds and other forms of sureties or guarantees issued to third parties for the fulfillment of contractual obligations.

     Workers’ Compensation. Our workers’ compensation coverages are flexible solutions that can help our clients manage their global workers’ compensation risks. Our products include reinsurance for statutory workers’ compensation programs, as well as individual risk excess workers’ compensation. Our workers’ compensation reinsurance offerings range from complete coverage of a full workers’ compensation program to specific carve-out coverages that address a client’s targeted concerns.

     Aviation and Space. We are a leading provider of reinsurance of personal accident and liability risks, and hull damage, in connection with the operation of aircraft and the coverage of satellites during launch and in orbit.

     Accident and Health. Our non-life operations provide accident and health reinsurance coverages for various business lines, including employer stop loss health insurance, fully insured health insurance, personal accident, travel accident, disability and critical illness.

     Marine. We provide reinsurance relating to the property and liability coverage of goods in transit (cargo insurance) and the means of their conveyance (hull insurance).

     Engineering. We write all lines of engineering risks including project risks (construction all risk and erection all risk) and annual covers such as for machinery and electronic equipment as well as consequential loss resulting from both project and annual risk.

     Specialized and Other. We also provide specialty lines such as agribusiness, which provides coverage for crop failure both to farmers and other market participants, including co-ops, processors, lenders and a range of other businesses. Agribusiness also includes specialized products such as yield and revenue covers. We also reflect our multi-peril and whole account reinsurance business under our specialized and other line.

     We have established global centers of expertise with respect to certain of our lines of business, forming teams of specialized experts located at one of our global offices, who support and manage our global underwriting and risk management of a particular product. For example, our Zurich office is our global center of expertise for aviation and space, credit and surety, marine and engineering reinsurance products and our New York office is our global center of expertise for agribusiness. Converium Cologne has worldwide underwriting responsibility for our health reinsurance business, except for our health reinsurance business in the United States, which is managed by Converium North America. We believe that our underwriting of these specialized lines of business benefits from the creation of focused, expert teams operating under distinct underwriting guidelines which can be closely monitored. In addition, our centers of expertise help us manage our accumulations of risk and knowledge sharing on a global basis for these specialized lines.

     The following table sets forth our Non-Life net premiums written by type and line of business for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Proportional
Liability	$177.6	12.9%	$177.4	17.1%	$115.6	14.6%
Property	282.9	20.5	211.2	20.3	184.0	23.3
Motor	276.9	20.1	183.0	17.6	108.8	13.8
Credit & Surety	114.6	8.3	96.4	9.3	92.1	11.7
Workers’ Compensation	43.9	3.2	91.0	8.8	73.0	9.2
Aviation & Space	160.0	11.6	83.1	8.0	47.8	6.1
Accident & Health	88.4	6.4	77.5	7.5	60.7	7.7
Marine	63.2	4.6	35.6	3.4	39.6	5.0
Engineering	81.9	5.9	52.7	5.1	37.9	4.8
Specialized & Other	90.6	6.5	30.1	2.9	29.8	3.8

Total Proportional	$1,380.0	100.0%	$1,038.0	100.0%	$789.3	100.0%

Non-Proportional
Liability	$199.7	35.3%	$228.4	38.5%	$217.8	47.5%
Property	191.0	33.7	179.8	30.3	92.8	20.2
Motor	84.5	14.9	64.1	10.8	47.9	10.4
Credit & Surety	16.2	2.9	15.6	2.6	6.3	1.4
Workers’ Compensation	7.2	1.3	14.0	2.4	19.0	4.1
Aviation & Space	21.0	3.7	34.3	5.8	47.6	10.4
Accident & Health	28.0	4.9	7.8	1.3	5.5	1.2
Marine	11.1	2.0	10.7	1.8	4.1	0.9
Engineering	(1.2)	(0.2)	2.7	0.4	3.4	0.7
Specialized & Other	8.5	1.5	36.1	6.1	14.3	3.2

Total Non-Proportional	$566.0	100.0%	$593.5	100.0%	$458.7	100.0%

Structured/Finite
Liability	$80.8	20.4%	$69.1	27.6%	$77.0	32.4%
Property	28.0	7.1	12.8	5.1	25.1	10.6
Motor	75.8	19.2	86.0	34.4	2.4	1.0
Credit & Surety	47.9	12.1	10.0	4.0	8.0	3.4
Workers’ Compensation	141.6	35.8	58.9	23.6	108.1	45.5
Aviation & Space	—	—	1.9	0.8	1.6	0.7
Accident & Health	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Engineering	—	—	—	—	—	—
Specialized & Other	21.0	5.4	11.4	4.5	15.2	6.4

Total Structured/Finite	$395.1	100.0%	$250.1	100.0%	$237.4	100.0%

Total
Liability	$458.1	19.6%	$474.9	25.2%	$410.4	27.6%
Property	501.9	21.5	403.8	21.5	301.9	20.3
Motor	437.2	18.7	333.1	17.7	159.1	10.7
Credit & Surety	178.6	7.6	122.0	6.5	106.4	7.2
Workers’ Compensation	192.6	8.2	163.9	8.7	200.1	13.5
Aviation & Space	181.0	7.7	119.3	6.3	97.0	6.5
Accident & Health	116.4	5.0	85.3	4.5	66.2	4.5
Marine	74.3	3.2	46.3	2.5	43.7	2.9
Engineering	80.7	3.4	55.4	2.9	41.3	2.8
Specialized & Other	120.4	5.1	77.6	4.2	59.3	4.0

Total	$2,341.2	100.0%	$1,881.6	100.0%	$1,485.4	100.0%

     The table below presents the loss, expense and combined ratios of our Non-Life reinsurance business both by line of business and type of reinsurance for the years ended December 31, 2001, 2000 and 1999. This table represents an aggregation of line of business ratios for our three Non-Life segments. Subsequent tables present ratios for each Non-Life segment by line of business and type of reinsurance. Each of the Non-Life segments manages lines of business in distinct geographic regions and therefore each segment responds to different competitive and legal environments. As a result, we believe different pricing conditions exist in each of these environments. This, in turn, can lead to differences in loss, expense and combined ratios among each of the segments within a calendar year. These ratios can also be affected on a calendar year basis depending on whether there is positive or negative loss development from prior periods.

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2001			2000			1999

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	120.2%	26.5%	146.7%	89.8%	24.5%	114.4%	86.4%	22.2%	108.6%
Property	88.5	21.7	110.2	72.8	24.3	97.1	90.5	26.6	117.1
Motor	87.8	19.1	106.9	99.3	18.1	117.4	86.6	24.0	110.6
Credit & Surety	110.5	33.9	144.4	58.4	33.3	91.7	45.8	38.6	84.3
Workers’ Compensation	67.0	27.7	94.7	91.0	24.6	115.6	66.6	23.3	89.9
Aviation & Space	203.6	18.6	222.2	84.2	12.3	96.6	87.5	16.1	103.6
Accident & Health	91.3	15.6	106.9	91.4	31.9	123.3	20.3	34.6	55.0
Marine	107.3	22.9	130.2	102.0	25.5	127.5	77.3	31.0	108.3
Engineering	98.0	24.2	122.2	90.6	27.5	118.1	122.8	34.4	157.2
Specialized and Other	25.2	24.7	49.9	81.7	32.4	114.1	62.9	27.2	90.1
Proportional	106.3	27.4	133.7	78.3	32.2	110.5	72.1	33.8	105.9
Non-Proportional	98.5	15.9	114.4	98.9	15.6	114.5	94.1	16.8	110.9
Structured/Finite	78.9	19.7	98.6	79.0	10.1	89.1	70.5	15.0	85.5

(1)	The combined ratios presented in this table exclude administration expenses.

Converium Zurich

Overview

     Converium Zurich is responsible for non-life reinsurance clients in the United Kingdom, Western and Southern Europe, Switzerland, the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. In addition, some business originating in North America is written through our Converium Zurich unit in the London market. This is done in coordination with our Converium North America operations to avoid client conflicts and unintended risk accumulation. Local branch and representative offices assist in servicing the Asian and Latin American markets. In addition to focusing on these regional markets, Converium Zurich serves as our center of expertise with respect to certain product classes. For example, we believe Converium Zurich is considered a lead market for aviation and space as well as a major market for credit and surety risks. In addition, Converium Zurich is the global center of expertise for marine and engineering business and provides technical support for catastrophe risk assessment and modeling for our global operation. Converium Zurich accounted for $1,185.0 million, or 47.7%, of our consolidated 2001 net premiums written.

     Across all the lines of business Converium Zurich writes, we seek growth and profitability by pursuing the following strategies, focused on differentiation.

•	We pursue a focused and disciplined client strategy, based on our clients’ market positioning, reinsurance needs, sophistication in purchasing reinsurance and our relevance to them as a business partner.

•	We focus on creating solutions and offering services that help our clients to optimize the efficiency of reinsurance. We have developed teams and tools to analyze a client’s reinsurance and corporate finance structure and to apply reinsurance solutions that match those needs.

•	We seek to strengthen strategic relationships with certain client and industry groups in each market. For example, we recently expanded in the United Kingdom through our strategic alliance with the MDU. The MDU is the United Kingdom’s premier medical defense organization. Through this joint venture we expect to expand services, tailor new products and explore new market opportunities, building from our expertise and the MDU’s reputation as a trusted advisor and well-known, accepted brand.

•	In Europe, we seek to grow our reinsurance of exposures with longer potential claim periods, referred to as long-tail lines, where we believe our expertise and analytical skills provide us with a competitive advantage.

     Historically, Converium Cologne had client relationship management responsibility for Switzerland to mitigate the competitive issues resulting from our ownership by Zurich Financial Services, a large competitor of other Swiss insurers. As a consequence of the Formation Transactions, we have transferred full responsibility for our business in Switzerland to Converium Zurich. We anticipate that we will secure new and expanded client relationships in Switzerland as an independent reinsurer. In addition, as an independently managed reinsurer, we are in a position to compete for the Swiss market reinsurance premiums ceded by Zurich Financial Services, of which minimal premiums were reflected in our pre-2001 financial statements.

     Converium Zurich is active in both the direct and broker markets. In 2001, 47% of Converium Zurich’s gross premiums written were written through the direct market and 53% were written through the broker market.

     The table below presents the distribution of net premiums written by our Converium Zurich segment by line of business for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Liability	$226.6	19.1%	$180.5	22.1%	$139.3	24.5%
Property	268.5	22.7	220.1	26.9	138.4	24.3
Motor	186.3	15.7	85.6	10.5	30.7	5.4
Credit & Surety	114.1	9.6	97.7	11.9	92.2	16.2
Workers’ Compensation	0.2	—	—	—	—	—
Aviation & Space	181.0	15.3	119.3	14.6	97.0	17.0
Accident & Health	41.9	3.5	25.5	3.1	19.1	3.4
Marine	32.0	2.7	19.7	2.4	17.1	3.0
Engineering	71.1	6.0	55.3	6.8	31.7	5.6
Specialized & Other	63.3	5.4	14.6	1.7	4.0	0.6

Total	$1,185.0	100.0%	$818.3	100.0%	$569.5	100.0%

     The following table presents the loss, expense and combined ratios of our Converium Zurich segment by line of business and type of reinsurance for the years ended December 31, 2001, 2000 and 1999:

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2001			2000			1999

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	108.7%	18.5%	127.2%	72.1%	17.5%	89.6%	98.9%	9.8%	108.7%
Property	95.5	20.9	116.4	58.8	20.0	78.8	99.6	25.2	124.8
Motor	79.7	15.0	94.7	118.8	14.3	133.1	111.9	16.5	128.5
Credit & Surety	93.5	31.3	124.8	60.4	32.2	92.5	47.4	38.9	86.3
Aviation & Space	203.6	18.6	222.2	86.8	12.3	99.1	88.0	16.1	104.0
Accident & Health	83.3	19.4	102.7	102.8	20.4	123.1	(105.2)	61.1	(44.2)
Marine	65.6	22.3	87.9	63.1	23.1	86.2	70.0	27.1	97.1
Engineering	98.4	23.0	121.4	91.1	27.5	118.7	156.8	33.3	190.2
Specialized & Other	(107.1)	5.0	(102.1)	—	—	—	43.5	(236.2)	(192.7)
Proportional	120.4	24.7	145.1	63.9	28.5	92.4	68.0	35.2	103.1
Non-Proportional	55.7	12.2	67.9	99.5	9.0	108.6	122.9	9.6	132.5
Structured/Finite	103.1	6.7	109.8	67.2	9.5	76.7	73.3	6.1	79.3

(1)	The combined ratios presented in this table exclude administration expenses.

     Converium Zurich is a full service provider, with treaty, facultative and structured/finite capacities. In 2001, approximately 69% of Converium Zurich’s non-life net premiums written were on a proportional basis, 22% were on a non-proportional basis and 9% were on a structured/finite basis. We believe we are recognized in the marketplace as a lead market provider capable of innovative solutions and responsive service.

     Our Zurich office serves as the center of specialized expertise for a number of areas. For example, our global aviation and space expertise is managed out of Zurich. We offer reinsurance coverage for all aviation and space related risks by way of proportional and non-proportional treaty reinsurance as well as structured/finite solutions.

     We consider credit and surety, which contributes an important part to our premium volume, an important business line. We believe we have a strong position in the credit and surety market. Converium is a selected member of the long-term reinsurance panel of all major credit insurers and many important surety companies worldwide. Our center of expertise in Zurich together with our local offices are strongly committed to continuing to provide long-term capacity, security and professional services to our clients in these highly specialized lines of business.

     Property catastrophe underwriting is coordinated among our three non-life segments to optimize capital utilization, maximize diversification benefits on a group-wide basis and monitor risk accumulations. Our property catastrophe underwriting specialists in Zurich and Singapore coordinate with our underwriters in the United States as well as marketing personnel in our representative offices in Mexico City and Buenos Aires. In addition, our property catastrophe underwriting team works together with the appropriate client relationship teams in order to provide the best service to our clients.

European Markets

     In Europe, insurance companies are increasingly focusing on life and personal lines insurance and are withdrawing capacity from the commercial lines insurance market. We believe this trend, together with significant consolidation and enhanced pricing discipline, should lead to more favorable pricing conditions in that market.

     Throughout Europe, bodily injury claims have suffered from very high claims inflation leading to unsatisfactory performance of lines of business such as motor third party liability and employers’ liability. Since those lines of business are usually reinsured on an excess of loss basis, reinsurers have borne more than their proportional share of the losses. As a result, in most European markets insurers and reinsurers are now increasing prices.

     In 1999, France, Denmark and Southern Germany experienced a series of severe winter storms. Prices for catastrophe reinsurance covers in the regions affected by the storms have increased substantially as a result.

     United Kingdom. The United Kingdom is our largest European market. During the last few years the U.K. insurance market has undergone a series of dramatic changes, including a wave of consolidations followed by a series of smaller demergers, spin-offs and creation of start ups. The capitalization of these new entities has often heavily relied on reinsurance, creating interesting opportunities for us and other reinsurers. We principally write motor, liability, property, accident and health and credit and surety business in the United Kingdom, primarily through brokers.

     The U.K. market is a deregulated market. The earnings of insurance companies are volatile and the market is cyclical. Although pricing conditions in the United Kingdom have improved, we intend to carefully monitor our premium volumes in this market and to write U.K. business opportunistically.

     We recently expanded our business in the United Kingdom through our strategic alliance with the MDU. The MDU is the United Kingdom’s premier medical defense organization. We expect to continue to expand services, tailor new products and explore new market opportunities, through both our expertise and the MDU’s reputation as a trusted advisor and well-known, accepted brand.

     In addition to our underwriting team which covers the U.K. and Irish markets out of Zurich, we also have a representative office in London.

     France. The French market is our second largest European market. Like the U.K. market, the French insurance market has undergone substantial consolidation in recent years. Despite this consolidation and the replacement of proportional cessions by non-proportional reinsurance, we have been able to grow our premium income in the French market. We principally write property, motor and liability business in France, primarily through brokers.

     The French market suffered very large storm losses at the end of 1999 which were only fully recognized by insurance and reinsurance pricing during the course of 2000. This has led to strong improvements in rates for property catastrophe reinsurance protections. As a consequence, we have increased our exposure to this type of risk in 2001.

     Netherlands. We principally write property business in the Netherlands, primarily on a direct basis. The Dutch market has been one of the more receptive markets for structured/finite products and we have been able to develop our position due to our expertise in this field.

     Italy and Spain. We principally write property and credit and surety business in Italy and Spain, primarily through brokers. The market conditions in Italy and Spain have been difficult. Original rates of heavily reinsured industrial fire risks are barely adequate, and a substantial share of the losses is ceded through proportional reinsurance. Our market share is modest and will remain so as long as the conditions do not improve. The Italian market experienced a substantial hardening at the last renewal period. We have increased our exposure to the hardened market conditions accordingly.

     Switzerland. The formation of Converium and our separation from Zurich Financial Services creates new opportunities for us in the Swiss market where primary insurers have been unwilling to enter into business relationships with the reinsurance operations of a competitor like Zurich Financial Services. In addition, as an independently managed reinsurer, we are now in a position to compete for the Swiss market reinsurance premiums ceded by Zurich Financial Services, of which minimal premiums are reflected in our historical results. Converium is positioned as an innovative provider in the structured/finite field and we believe that Switzerland will continue to be a receptive market for structured/finite solutions.

Overseas Markets

     Latin America. We have representative offices in Latin America in Buenos Aires, Mexico City and São Paulo, which support our underwriters in Zurich. Our Mexico City office covers northern Latin America, including the Caribbean. The business marketed through our Mexico City office has increased markedly in the last three years. We achieved this growth by approaching new clients and by taking advantage of the benefits offered by favorable pricing conditions in the market after a series of hurricanes in 1998 and 1999. The Mexico City office has grown in size to a staff of 20. We offer property, property catastrophe, liability and engineering reinsurance in this market.

     We also have an office in Buenos Aires which serves southern Latin America, including Argentina, Bolivia, Chile, Peru, Paraguay and Uruguay. The business volume in this region has also grown significantly in the last three years. Our strongest markets include Argentina, Chile and Peru. We offer property, liability and motor business in these markets.

     Our representative office in São Paulo was established in 1999 in anticipation of the opening of the Brazilian reinsurance market. However, the Brazilian market continues to be monopolized by the state-owned reinsurance firm IRB Resseguros de Brazil, or IRB. We maintain a minimal presence in the local office, from where our staff coordinates business through IRB and supports our other Latin American offices.

     Japan. We have a representative office in Japan which supports our underwriters in Zurich through local marketing efforts. Earthquake and wind/flood coverage represents the bulk of our Japanese book of business. We have also built up our non-traditional capabilities and will seek to increase our structured/finite business in the region. Our business in Japan has grown substantially over the last three years. As of December 31, 2001, we had approximately $32.0 million net premiums written in-force from reinsurance business in Japan. We are well-positioned in Japan’s consolidating market as we have a good relationship with all of the top insurance companies. In addition, Japanese clients have been particularly sensitive to our historical ownership by a competitor like Zurich Financial Services. We believe the Japanese market will present significant new growth opportunities.

     Australia/New Zealand. We opened a branch office in Sydney in 1999 and believe we have identified attractive growth opportunities in Australia. Our managers have significant underwriting experience and industry relationships in this market. Currently, the majority of our Australian premiums are derived from property lines, although we are also marketing our capacity for appropriately priced liability and other lines. However, we consider workers’ compensation business, in particular, heavily under priced and we intend to limit our exposures on this business until conditions improve.

     Asian Markets. We service the Far East, the Association of Southeast Asian Nations, or ASEAN, countries and South Asia out of our branch offices in Singapore and Labuan, Malaysia. We believe that we can achieve substantial additional business from these territories. Our current focus is on Taiwan, Hong Kong, Korea and the ASEAN countries. Our business volume has significantly grown from negligible levels in 1997, as we have added additional staff with property, liability and engineering capabilities as well as expertise in non-traditional solutions. We also have actuaries based in Singapore who support our underwriters.

Converium North America

     Converium North America manages our non-life reinsurance business in the United States, its primary market, and in Canada. In North America, we write a full range of traditional and structured/finite reinsurance solutions on both a treaty and individual risk, or facultative, basis. Converium North America primarily writes liability, workers’ compensation, property, commercial motor liability, commercial multi-peril, accident and health, surety and medical malpractice reinsurance. In addition to its regional market responsibilities, Converium North America is our global center of expertise for agribusiness. Converium North America is the sixth largest broker reinsurer and the tenth largest professional reinsurer in the United States based on 2001 net premiums written. Converium North America accounted for $898.4 million, or 36.2%, of our 2001 net premiums written.

     Converium North America principally writes its reinsurance business through brokers. However, we believe one of our competitive strengths is our ability to work closely with our clients while honoring our and our clients’ relationships with brokers.

     Converium North America’s strategy is to be a lead underwriter and to work closely with our clients, which we believe distinguishes us from our competitors and improves our risk profile. In 2001, Converium North America operated as the lead reinsurer with respect to contracts representing in excess of 72% of its net premiums written. As a lead reinsurer, we seek to work closely with our clients to bring them innovative solutions and to deepen our mutual relationship. To do so, we have developed customized services, which we offer both to our clients and brokers. These services include items such as loss trend analysis, assistance with pricing tools, helping clients develop experience and exposure analysis models, new product opportunity development analysis, and emerging and key issue analyses on subjects such as toxic torts, indoor pollution, workers’ compensation reforms and e-business exposure.

     The table below presents the distribution of net premiums written by our Converium North America segment by line of business for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Liability	$216.4	24.1%	$284.9	33.7%	$261.2	38.6%
Property	144.6	16.1	120.0	14.2	96.0	14.2
Motor	178.5	19.9	175.9	20.8	58.0	8.6
Credit & Surety	64.8	7.2	23.0	2.7	14.0	2.1
Workers’ Compensation	192.4	21.4	163.9	19.4	200.1	29.5
Aviation & Space	—	—	—	—	—	—
Accident & Health	38.9	4.3	11.0	1.3	—	—
Marine	7.0	0.8	5.0	0.6	—	—
Engineering	—	—	—	—	1.0	0.1
Specialized & Other	55.8	6.2	61.0	7.3	47.0	6.9

Total	$898.4	100.0%	$844.7	100.0%	$677.3	100.0%

     The following table presents the loss, expense and combined ratios of our Converium North America segment by line of business and type of reinsurance for the years ended December 31, 2001, 2000 and 1999:

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2001			2000			1999

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	117.9%	33.5%	151.4%	101.8%	28.3%	130.1%	78.1%	28.5%	106.6%
Property	77.2	25.6	102.8	68.9	29.9	98.8	90.4	28.1	118.5
Motor	93.5	22.5	116.0	92.4	16.0	108.4	78.0	24.7	102.7
Credit & Surety	202.0	45.3	247.3	47.8	40.3	88.1	40.0	29.2	69.2
Workers’ Compensation	67.0	27.7	94.7	91.0	24.6	115.6	66.6	23.3	89.9
Accident & Health	85.4	22.1	107.5	80.1	20.0	100.1	—	—	—
Marine	97.6	28.1	125.7	72.9	22.9	95.9	—	—	—
Specialized & Other	95.3	35.4	130.7	62.9	26.0	88.9	66.2	34.7	100.9
Proportional	89.2	35.8	125.0	82.6	34.6	117.2	79.4	32.7	112.1
Non-Proportional	123.7	22.3	146.0	98.8	22.3	121.2	73.9	22.9	96.8
Structured/Finite	69.7	24.6	94.3	83.4	10.3	93.7	68.0	23.1	91.1

(1)	The combined ratios presented in this table exclude administration expenses.

     In 2001, approximately 37% of Converium North America’s net premiums were written on a proportional basis, 30% were written on a non-proportional basis and 33% were written on a structured/finite basis. We offer facultative services primarily on a direct basis.

     Prior to the September 11th terrorist attacks, a number of the products offered by Converium North America were experiencing rate increases. Primary insurance conditions have continued to become more restrictive, creating opportunities for reinsurers, although we can’t assure you this will continue. For example, we have seen primary rate increases in all liability lines with reduced reinsurance ceding commissions.

     As a result of insured losses arising from the terrorist attacks on September 11, 2001, Enron-related losses and the poor performance of equity markets in 2001, we expect improved pricing and terms in the near term for both insurance and reinsurance products. This is expected to result from the large losses suffered by some market participants and the tightening of coverage conditions anticipated by many insurers and reinsurers. In addition, we expect demand for reinsurance to increase as primary insurers buy reinsurance to protect weakened capital positions, react to rating agency pressures and reflect revised estimates of the frequency and severity of man-made catastrophic events.

     At the same time, however, we expect both pricing and terms to become more severe in the retrocessional reinsurance market. Accordingly, the September 11th events may limit the availability of desired amounts of retrocessional reinsurance at acceptable pricing. Moreover, the September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in Afghanistan and the Middle East have adversely affected general economic, market and political conditions, increasing many of the risks of our business.

     Some of Converium North America’s operations are conducted through Converium Insurance (North America) Inc., which is licensed to write various lines of primary business in 49 states and the District of Columbia. Converium Insurance (North America) Inc.’s primary insurance license helps us create efficient transaction structures for certain business, and in particular is the means through which we write program business. Currently, Converium Insurance (North America) Inc. has five active programs. These programs cover various property and liability risks, including commercial trucking, rental cars and workers’ compensation. During 2001, these programs had direct premiums of approximately $124.9 million. In October of 2001, Converium Insurance (North America) Inc. was granted a license by the United States Department of Agriculture to write federal crop insurance policies. We currently expect crop insurance to become an area of growth for the primary insurance company.

Converium Cologne

Overview

     Converium Cologne manages our non-life reinsurance business in Germany, Central and Eastern Europe, Northern Europe, Austria, Northern Africa and the Middle East. Converium Cologne is active in both the direct and broker reinsurance markets, and writes all major lines of business. In 2001, 52% of Converium Cologne’s gross premiums written were written through the direct market and 48% were written through the broker market.

     In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance business, except in the United States, which is managed by Converium North America. Converium Cologne offers reinsurance on a proportional, non-proportional and structured/finite basis. We believe that Converium Cologne is widely accepted as a full-service provider in its markets, with a principal focus on property, motor, liability, accident and health and marine lines. Converium Cologne accounted for $257.8 million, or 10.4%, of our 2001 net premiums written.

     With respect to Converium Cologne’s global health reinsurance business, we primarily target the French, Italian and Middle Eastern markets. We are seeking to grow our health reinsurance business opportunistically and cautiously. Our experienced underwriters are very selective in accepting new health business.

     Converium Germany’s predecessor entities date to 1872, and Converium Germany is a well established reinsurer with long-term client relationships. Prior to the Formation Transactions, our operations in the Swiss market were largely managed by our Cologne office. Our presence in Switzerland was restricted due to our being owned by Zurich Financial Services, a large competitor of many of our current and potential Swiss clients. Responsibility for the Swiss non-life market has now been transferred to Converium Zurich.

     Our strategies include:

•	extending our market position and client base in Germany

•	seeking to increase the number of treaties on which we are the lead reinsurer

•	growing our structured/finite businesses in Germany, Northern Europe and Austria

•	focusing on Central and Eastern Europe, as we believe these markets offer the potential for profitable premium growth

•	building our personal lines portfolios in Northern Europe

•	expanding our business relations in North Africa and the Middle East and growing our non-proportional portfolio in these developing markets

•	strengthening our relationships with the major insurance groups in Austria

•	writing health reinsurance on an opportunistic and prudent basis

     The table below presents the distribution of net premiums written by our Converium Cologne segment by line of business for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Liability	$15.1	5.9%	$9.5	4.3%	$9.9	4.1%
Property	88.8	34.4	63.7	29.1	67.5	28.3
Motor	72.4	28.1	71.6	32.8	70.4	29.5

	Year Ended December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Credit & Surety	(0.3)	(0.1)	1.3	0.6	0.2	—
Workers’ Compensation	—	—	—	—	—	—
Aviation & Space	—	—	—	—	—	—
Accident & Health	35.6	13.8	48.8	22.3	47.1	19.8
Marine	35.3	13.7	21.6	9.9	26.6	11.2
Engineering	9.6	3.7	0.1	—	8.6	3.6
Specialized & Other	1.3	0.5	2.0	1.0	8.3	3.5

Total	$257.8	100.0%	$218.6	100.0%	$238.6	100.0%

     The following table presents the loss, expense and combined ratios of our Converium Cologne segment by line of business and type of reinsurance for the years ended December 31, 2001, 2000 and 1999:

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2001			2000			1999

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	333.7%	28.5%	362.2%	(1.6)%	18.2%	16.6%	127.8%	24.8%	152.6%
Property	84.3	18.0	102.3	129.7	28.0	157.7	73.0	27.5	100.5
Motor	88.5	18.1	106.6	95.6	26.0	121.6	83.5	26.8	110.3
Credit & Surety	—	—	—	31.2	37.0	68.2	—	—	—
Accident & Health	107.5	3.1	110.6	86.8	38.2	125.0	75.0	23.1	98.1
Marine	139.7	22.4	162.1	137.2	27.7	164.9	81.8	33.3	115.1
Engineering	95.5	31.6	127.1	—	—	—	52.3	36.6	88.9
Specialized & Other	85.2	22.0	107.2	61.6	72.9	134.5	48.8	51.6	100.4
Proportional	92.5	22.0	114.5	102.4	35.6	138.0	67.3	33.7	101.0
Non-Proportional	195.8	(5.3)	190.5	95.9	7.5	103.4	127.7	1.8	129.5

(1)	The combined ratios presented in this table exclude administration expenses.

     In 2001, approximately 85% of Converium Cologne’s non-life premiums were written on a proportional basis and 15% were written on a non-proportional basis.

     Our Cologne business includes specialists in underwriting, actuarial, accounting, finance, claims handling, catastrophe risk modeling and other professional skills. Our Cologne specialists are closely linked and communicate regularly with each other and with other professionals across our non-life segments in New York and Zurich.

     Converium Cologne has historically written its business primarily on a proportional basis. We believe our markets, especially mature markets like Germany and Northern Europe, are experiencing a gradual shift from proportional to non-proportional reinsurance arrangements. We believe our intimate knowledge of our clients, together with our actuarial expertise, helps us to understand this shift and enables us to benefit from it.

Markets

     Following a soft market in 1998 and 1999, improved pricing conditions in our markets have resulted in slightly increased prices in 2000 and more substantial increases in 2001 in most of our major lines of business. Our principal markets are:

     Germany. Germany is the largest market served by our Converium Cologne segment, representing approximately 38% of the segment’s net premiums written in 2001. The German market is the largest in Continental Europe and it predominantly relies on direct distribution, rather than brokers. Personal customer relationships are of essential importance in Germany, which we believe gives us opportunities to benefit from our strong industry relationships.

     Although reinsurance in Germany is largely written on a proportional basis, we have recently observed a shift among clients towards a greater interest in non-proportional and alternative reinsurance. We believe we have a substantial opportunity to grow our business in Germany by actively marketing our structured/finite expertise. For example, we believe that demand for non-traditional financial risk products will grow in anticipation of the intended adoption of International Accounting Standards, or IAS, by the European Union, currently proposed to take effect in 2005. In addition, we believe that the German market will provide opportunities for independent reinsurance companies of our size as clients look for strong independent alternatives to the largest reinsurers.

     Central and Eastern Europe. Converium Cologne is an active provider of non-life reinsurance in Central and Eastern European markets, which include Poland, the Czech Republic, Russia, Hungary, the former Yugoslavia, Romania, Slovakia, the Baltic States and Bulgaria. Our largest markets in this region are Poland and the Czech Republic. We view these countries as emerging markets for reinsurance, and focus on traditional coverages such as property, motor and marine, which we generally provide on a proportional basis. London-based reinsurance brokers constitute our principal distribution source.

     We plan to expand our position in Poland and the Czech Republic primarily by seeking to increase our client base. We also plan to strengthen our relations with clients in Slovakia, Slovenia, Croatia, Bulgaria, Romania, Russia and the Baltic States, where we have relatively small but profitable portfolios. To achieve our expansion objectives, we are organizing seminars and workshops in major Eastern European markets to explain our products and services and plan to offer additional capacity and product lines.

     Northern Europe. The Northern European markets are generally sophisticated and competitive markets. We offer a full range of traditional non-life products including property, marine and motor. Because of the intense competition and resulting low profitability in traditional proportional reinsurance in Northern Europe, we plan to increase our focus on non-proportional and structured/finite business in these markets. In particular, we believe that we have strong positions in some classes of non-proportional solutions such as excess of loss and aggregate excess of loss treaties and that our innovative products and our client focus will help us expand our distribution of these products.

     We anticipate that the continuing consolidation process in Scandinavia and Finland will likely lead to larger and fewer participants in the market and an improving level of price discipline. We expect this consolidation to also lead to opportunities for independent, niche-oriented primary insurers seeking a strong and experienced reinsurance partner.

     Austria. We have a solid position in the Austrian market, where we primarily write property, motor and liability insurance. Approximately two-thirds of our net premiums written in Austria are written on a direct basis. In Austria, four major groups of insurers with a combined market share of nearly 50% dominate the market. Each of these insurers is a client of ours. Three of these insurers have affiliates in Central and Eastern European countries such as Poland, the Czech Republic, Slovakia, Hungary and Croatia. These three clients are of significant strategic importance as they cede both their domestic and foreign business to us. We believe our relationships with these clients will facilitate our planned expansion into Central and Eastern Europe.

     Northern Africa/Middle East. We provide a broad variety of coverages in Northern Africa and the Middle East, principally acting as a lead underwriter. Our principal markets in the Middle East include Saudi Arabia, the United Arab Emirates and Kuwait. The products we offer in these markets include property, motor, marine and general accident. Reinsurance in Northern African and Middle Eastern markets is typically written on a proportional treaty basis. Our aggregate net premiums written in these markets have grown from $37.7 million in 1998 to $63.6 million in 2001.

     In order to further strengthen our market position in these markets, we recently hired a new chief underwriter who has 15 years of underwriting experience in these regions. Due to the expertise of this newly formed underwriting team, we have also decided to transfer primary responsibility for Greece, Turkey, Cyprus and Malta from our Converium Zurich office to this Converium Cologne operating unit.

Converium Life Operations

     We offer life reinsurance on a global scale. We primarily conduct our life reinsurance business from Cologne, Germany. In September 1999, we implemented a strategy to substantially grow our Converium Life reinsurance business. Prior to this time, we only offered life reinsurance in the Middle East and retrocession coverage in the United States. In addition, we have established a representative office in Milan and a branch office in Paris, and maintain life representatives in our Buenos Aires office to locally serve the Latin American markets. We also utilize our Non-Life offices in many parts of the world to facilitate direct contacts with our life reinsurance clients.

     As a result of these initiatives, our Converium Life operations have grown significantly in recent years, with our net premiums written increasing from $62.6 million in 1998 to $141.4 million in 2001.

     Our primary goal is to write life business that generates an attractive expected return. Our strategy for Converium Life focuses on:

•	maintaining underwriting discipline and pursuing business that is attractive on a risk-adjusted basis

•	pursuing growth in markets we believe offer attractive opportunities, such as Germany, the United States, Italy, France and the Middle East

•	maintaining a low expense ratio

•	selectively providing services in certain target markets to build loyalty and attract premiums

•	providing structured/finite solutions

•	leveraging our capital markets expertise which, among other things, provides us with additional capacity to write business

     We vigorously seek to minimize our administrative and other expenses. We believe our expense ratio compares favorably to that of the four largest life reinsurance companies. We are able to do this by writing business in certain areas that are less service intensive, for example in the United States, where we limit our programs to retrocessional reinsurance. We will seek to maintain our expense ratio at a level at least 1 point below that of these competitors.

     We are seeking to grow our Converium Life operations significantly and believe that life reinsurance will represent an increasing percentage of our business. Although we do not intend to compromise our underwriting standards, we plan to seek prudent but rapid growth of our life reinsurance business. We are focusing on the life reinsurance business because, among other reasons, we believe that the market for life reinsurance is growing. According to statistics of the life associations of various countries, life insurance growth rates are above 6% in a number of countries we serve, including Italy, Spain and certain East Asian countries. In addition, life reinsurance business tends to be less cyclical than non-life reinsurance due to more predictable claims experience.

     We believe that the demand from life insurers for financial support and reinsurance services will continue to increase. In order to meet this demand, we have established a refinancing strategic retrocession facility that provides our clients with additional capacity derived from the capital markets, while minimizing the insurance risk assumed by the investment bank effecting the issuance of the securitized risk product. We believe our capital markets and other non-traditional expertise will help us bring additional innovative solutions to our clients and further enhance the market position of our Converium Life operations.

     In addition to the growth in our life insurance markets described above, we believe that the following factors will also contribute to increased demand for life reinsurance:

•	demutualizations of life insurance companies

•	the increasing importance of non-traditional and more sophisticated life products

•	aging of the population

•	privatization of benefits that used to be provided by governments

•	deregulation and increased competition among primary insurance companies from new entrants, such as banks and other financial services companies

•	the increasing need for products that reduce the volatility of earnings following the increasing adoption of international accounting standards in many of the markets we serve

     Our Converium Life business is comprised of the following principal lines:

     Ordinary life reinsurance. Ordinary life reinsurance, our largest product, generally involves the reinsurance of individual term life insurance policies, whole life insurance policies, universal life insurance policies, joint and survivor insurance policies, deferred annuity policies and endowment policies. Our ordinary life line of business reinsures all of these products. Ordinary life reinsurance is written either on a risk premium or modified co-insurance basis.

     Substantially all of our policy revenues with respect to ordinary life reinsurance are written on an automatic treaty basis. Ordinary life reinsurance is written on a facultative basis only in limited circumstances, generally for primary insurers with whom we have automatic treaty reinsurance business. More than 99% of our ordinary life reinsurance business is written on a quota share or surplus basis.

     We generally require ceding life insurance companies to retain at least 10% of every risk, whether the business is written on a surplus or quota share basis. We generally seek to limit our own net liability on any one ordinary life risk to $0.5 million. The majority of the ordinary life reinsurance agreements remain in force for the life of the underlying policies reinsured. We are generally entitled to renewal policy revenues absent the death of the insured, voluntary surrender or lapse of the policy due to non-payment of premium. In some cases, the ceding company has the right to recapture the business after a designated period of time.

     Group life reinsurance. Group life reinsurance is the reinsurance of various types of group life policies. Employee-employer group term life cover represents the majority of such business. Group life reinsurance generally is written on an annual basis resulting in the terms of such contracts being subject to renegotiation or cancellation each year.

     Disability. Converium Life operations provide reinsurance for disability coverage, which provides payments or annuities in case of permanent, total or partial disability. Disability coverage is generally included within a life insurance contract. Coverage can be defined as disability due to own occupation or due to any occupation.

     Critical illness. Critical illness or dread disease insurance is coverage to provide lump sum payments in case of certain life threatening diseases. The four main diseases are heart attack, stroke, coronary artery bypass surgery and cancer. In the last years critical illness policies have developed very rapidly in many insurance markets to include a wide range of additional diseases. Policies can be sold on a stand-alone basis, as accelerated benefit or as additional rider to a life insurance contract.

     Long-term care. A long-term care insurance benefit is paid when an insured is not able to perform certain activities of daily living (ADLs), such as washing, feeding, dressing, toileting, transferring and mobility. The annuity is paid when the insured fails a defined number of ADLs.

     Risk premium reinsurance. We provide risk premium reinsurance, which generally refers to a proportional participation in life insurance policies.

     Modified co-insurance. Converium Life operations provide modified co-insurance, which generally takes the form of a proportional reinsurance structure to finance our client’s initial acquisition costs, such as agent and broker commissions.

     We have developed a team of highly skilled, experienced life underwriters, many of whom are actuaries or mathematicians. In addition, we utilize a profit testing system which helps us to determine appropriate pricing.

     In addition to our reinsurance products, we offer valuable services in select target markets to our life insurance clients. These services include:

•	product design and pricing

•	medical underwriting

•	claims settlement

•	risk strategy and other consulting services

•	providing surplus relief, which we believe is a core concern of some life insurers

     The principal markets served and targeted by our Converium Life segment are:

     United States. In the U.S. life reinsurance market, we are an active provider of retrocessional coverages. We focus on the life retrocessional market in the United States because we believe we can obtain more predictable results than available in the U.S. primary life reinsurance market because this business tends to be written in larger blocks which results in greater diversification of risk and because it can be written by a relatively small staff at lower costs. We also provide group life and structured/finite reinsurance in the United States.

     Germany. Germany is one of our core markets. Our principal products in Germany include risk premium reinsurance and modified co-insurance. In addition, we are participating in new products in Germany, including unit linked policies and disability covers. We expect the German life insurance industry to grow rapidly over the next few years due to, among other things, cuts in benefits from state pensions under recent changes in German pension law. We believe these developments will result in increased demand for modified co-insurance as private companies seek to offer new products to cover risks previously covered by government pensions. In addition, as with our German non-life business, we believe a sizeable opportunity exists in Germany for new structured/finite life reinsurance business as a result of the forthcoming transition to IAS accounting standards.

     Italy. Our principal products in Italy include group life, accident and modified co-insurance. Since January 2002, we have operated a branch office in Milan with a team of five people, after having received a license from the Italian Insurance Supervisory Authority (ISVAP). We believe the Italian market will grow at attractive rates over the next several years. We plan to introduce new products in Italy, including long-term care and critical illness coverages.

     France. Our principal products in France include group life and modified co-insurance. We maintain a branch office in Paris. We expanded our team to four people in the second quarter of 2001. We are seeking to write flexibly and be highly responsive to client needs in order to build our relationships in this large market.

     Latin America. Our life reinsurance operations have expanded significantly in Latin America in the last several years and our net premiums written have grown from $0.8 million in 1998 to $16.4 million in 2001 primarily due to the efforts of our representative office in Buenos Aires during 2001. Our principal products in the region include pension fund and group life reinsurance, largely written on a proportional basis. We anticipate new opportunities to accelerate the growth of our portfolio in the region as a result of the planned liberalization of the Brazilian reinsurance market, as well as the expected transfer of government sponsored retirement plans to the private insurance sector, although presently the time when these changes will be effective is not known.

     Middle East. Our principal line of business in the Middle East consists of group life reinsurance, largely written on a proportional basis. We expect that increasing awareness of life insurance in this region will accelerate the growth of personal insurance and our life reinsurance portfolio in this market.

     As of December 31, 2001, we provided life reinsurance under treaties with approximately 230 ceding companies. In 2001, on a combined basis, four ceding companies each accounted for at least $10 million of our life reinsurance revenues and in the aggregate represented approximately 40% of our ordinary life reinsurance revenues. The biggest part of the premium with these four companies comes from long-duration financing business, that shows sustainable results with low volatility. Otherwise, we market our ordinary life reinsurance to a broad cross section of companies, which vary in size, corporate structure and geographic location. Except for these four companies, no other primary life ceding company accounted for more than 10% of our life reinsurance revenues in 2001.

Competition

     The reinsurance business is competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with other reinsurers based on many factors, primarily:

•	expertise, reputation, experience and qualifications of employees

•	local presence

•	client relationships

•	products and services offered

•	premium levels

•	financial strength

•	contract terms and conditions

•	speed of claims payment

     As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Cologne Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Gerling Global Re Group

•	Lloyd’s syndicates active in the London market

•	SCOR

•	Hannover Re Group, which is 75% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	companies active in the Bermuda market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

     Moreover, following the September 11th events, a number of new reinsurers and other entities have been formed to compete in or with our industry, and a number of existing market participants have raised new capital which may enhance their ability to compete.

Non-Life Underwriting, Pricing/Structuring and Accumulation Control

     We regard underwriting and pricing as a core skill. Underwriting is the process by which we identify desirable clients and lines of business, cultivate profitable opportunities, and assess and manage our exposure, claims settlement and reserving risk for any particular exposure. In our view, underwriting requires a deep understanding of the client, their business and the market in which the client operates. In evaluating business opportunities, we rely heavily on a collaborative underwriting process that emphasizes communication and information sharing among our underwriting, actuarial/modeling, claims, legal and finance personnel. Our underwriters bring together all of those disciplines to properly understand, assess, price and execute policies in a manner appropriate to the nature of the risk.

     Our underwriters coordinate globally to access our centers of expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that helps us assess our global risk exposures. In an effort to better serve our reinsurance clients, we integrate our underwriters and actuaries in client management teams. Specifically, we have developed, on a global basis, significant internal actuarial expertise, which we deploy to assess our non-life pricing and reserve adequacy and to develop, associated capital attribution formula and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, many of whom have advanced academic degrees, and who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These actuaries and other specialists are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.

     In developing underwriting guidelines, we assess market conditions, quality of risks, past experience, and expectations about future exposure. Where appropriate we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong claims-paying rating under normal circumstances and a strong investment grade rating in the event of a significant loss.

     During the underwriting process, we carefully seek to ensure that we employ coherent and consistent structures, pricing and wording such that all of our contracts and commitments are in line with our underwriting guidelines. Compliance with these rules is regularly reviewed by our senior management, which may effect adjustments as deemed appropriate. For non-standard transactions, our legal staff is involved both in transaction structuring and contract wording throughout the process.

     Additionally, during the underwriting process, we assess and seek to control the amount and concentration of risk underwritten for various areas by analyzing aggregates and accumulation by region, peril or line of business, such as property catastrophe, aviation, marine, agribusiness and credit and surety. We normally use proprietary as well as commercially available tools to monitor our accumulations and relate them to our overall risk appetite. Aggregates are revised regularly and adapted in line with our current strategy and risk-bearing willingness and ability, and transformed into rules and parameters for underwriting decisions.

     In pricing business, we analyze various aspects of a prospective non-life reinsured’s business including, but not limited to, historical and projected loss and exposure data, future loss costs, financial stability and history, classes and nature of underlying business and policy forms, underwriting and claims guidelines, aggregation of loss potential (between contracts), the correlation of risk factors relevant to the proposed policy with those relevant to the rest of our portfolio, existing reinsurance programs (including potential uncollectible reinsurance) and the quality and experience of management.

     Our core pricing approach is to estimate the underlying frequency and severity of distributions so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows we estimate premium collection and loss payout patterns. Taking into account the transaction structure we then create an aggregate probability distribution of the profit function of the contract after reflection of investment income generated by the cash flows as well as all expenses and taxes. From this we estimate the expected net present value of the profit expectation of the contract as well as the risk capital required by the contract. The risk capital is a function of the potential for loss from the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. The contract’s expected net present value is compared to its risk based capital to determine its profitability level. We also consider other items such as client and line of business desirability and associated business opportunities. We develop or enhance additional tools to assess non-traditional contracts where necessary or appropriate. For specialized lines, such as aviation, agribusiness and credit and surety, we have developed and continue to enhance pricing models that specify a particular pricing based on a number of risk factors including, for instance, financial risks such as interest rate volatility and stock or commodity market returns. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client focused teams, allows us to quantify the potential balance sheet impact of these measurable risks.

     Our models give us the capability to easily and quickly analyze a contract under numerous structures. This in turn allows us to be creative, innovative and responsive in seeking to create a structure that satisfies our profit goals and risk appetite while simultaneously satisfying our clients’ objectives. Due to our strong modeling expertise and development of very fast simulation algorithms and simulations, we are able to price different structures very promptly. We are able to access our pricing system and database online and from anywhere around the world via telecommunication. For example, we can at any time price a particular transaction on site during a client visit in any region using all relevant information stored on our primary systems in Zurich, provide the client with a prompt quote and upon binding enter the new treaty into our ledger system.

     In order to realize fully the value of this ability we seek to gain a deep and thorough understanding of the subject business being covered. For most of our business, including all large and complex contracts, actuaries and other technical experts are part of the transaction team. They visit the client, build the models, and jointly with the underwriters price and structure the transaction. For the remainder of our business, internal actuaries or other experts including engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians provide the analytic tools for the underwriter’s use.

     In order to provide maximum feedback to our underwriting teams we have developed management information systems that track the profitability of each contract from the time it is written until the last dollar is paid. We compare actual cash flows and ultimate loss ratios with our original expectations. This information then populates our data base. We then have the ability to extract information from our database and analyze the relationships between historic profitability and such variables as size of contract, production source, structure of transaction and size of client.

     With respect to the health-related products offered by our Non-Life business, we seek to underwrite very prudently, as profit margins can be eroded in many jurisdictions by the rapid inflation of medical costs and risks in the behavior of policyholders. In addition, these products are often characterized by low retentions and high reinsurance commissions paid to the ceding company, which reduce the profitability of the reinsurer. Additionally, we focus on minimizing expenses from the health reinsurance we underwrite.

Non-Life Claims Management

     Individual claims reported to our Non-Life operating units are initially monitored and managed by the claims departments at each unit. At this level, claims administration includes reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Authority for payment and establishing reserves is always established in levels, depending upon rank and experience in the company.

     In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to monitor effectively the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

     In addition to our individual claims departments, we have established a Claims Services department located in Zurich, which is designed to oversee or supervise the management of frequent, severe or long-tail claims, particularly in common law markets (outside of North America) and Asia. In addition, our Claims Services department functions as a coordinator in cooperative efforts involving claims services, actuarial, risk modeling and underwriting functions. For example, our Claims Services personnel help coordinate the establishment of proper reserving and risk assessment functions across our global organization. These claims specialists also seek to provide value directly to our customers by way of assessment, consultation, training seminars, publications and a website.

     Generally, our claims department seeks to maintain a payment turnaround time of two days on undisputed claims. In addition, the claims department provides other added-value services to customers, e.g., hosting professional seminars, issuing publications, including the In Focus newsletter and surveys on topics of interest, as well as maintaining a claims-related website.

     Our North American unit has developed Converium Claim, a website which facilitates our North American claims management functions. Through Converium Claim, our clients have convenient and secure access to our claims payment database to inquire about the status of payments due on proof of loss claims.

Converium Life Underwriting and Claims

     We have developed underwriting guidelines, policies and procedures with the objective of controlling the quality and pricing of the life reinsurance business we write. Our life reinsurance underwriting process emphasizes close collaboration among our underwriting, actuarial, administration and claims departments. We determine whether to write reinsurance business by considering many factors, including the type of risks to be covered, ceding company retention and binding authority, product and pricing assumptions and the ceding company’s underwriting standards, financial strength and distribution systems.

     We believe that one of our strengths is our expertise in medical underwriting. We seek to work closely with our clients and, as a value-added service, share this expertise in order to build client loyalty and better understand their risks. Additionally, we maintain a website for the German market that provides information on medical underwriting-related topics which may be accessed and utilized by our ceding clients.

     We generally do not assume 100% of a life reinsurance risk and require the ceding company to retain at least 10% of every reinsured risk. We regularly update our underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. We also endeavor to ensure that the underwriting standards and procedures of our ceding client entities are compatible with ours. Toward this end, we conduct periodic reviews of our ceding clients’ underwriting and claims procedures.

     Life, accident and disability claims generally are reported on an individual basis by the ceding entity. In case of large, difficult or doubtful claims, cedents provide us with all supporting documents. We also investigate claims generally for evidence of misrepresentation in the policy application and approval process. In addition to reviewing and paying claims, we monitor both specific claims and overall claims handling procedures of ceding companies.

     We monitor the loss development of our life reinsurance treaties and compare them to our expected returns on a regular basis. In the case of significant deviations, we may seek to negotiate alternative contract provisions, including increased premiums or higher retentions.

     For our life reinsurance business, the interaction between our actuaries and underwriters is very close as most of our underwriters are also mathematicians. We use commercial as well as proprietary tools to assess the profitability of the business. Our life underwriting seeks to ensure that our expected stream of distributable profits will earn an adequate estimated risk adjusted return. Our analysis also includes sensitivity measures to control the risk exposure of our global portfolio. As part of the underwriting process, we also, on an annual basis, derive the embedded value of our life reinsurance portfolio and its change over time which enables us to measure the growth and profitability of our life reinsurance business.

Catastrophe Risk Management

     Natural peril and man-made catastrophe risk management is an essential part of our overall corporate risk management plan. To help us globally measure and monitor our exposure to natural catastrophic events, we have established a Global Catastrophe Group comprised of senior management members with underwriting, actuarial, risk management and other specialized expertise. This group meets on a quarterly basis to review relevant aspects of our catastrophe underwriting and risk management.

     An integral part of our Global Catastrophe Group is our Natural Hazards Team, located in Zurich. This specialized team provides services and support to our underwriters and pricing actuaries in our offices around the world. Natural Hazards Team members are integrated with our actuarial and risk modeling staff. We believe that centralizing key catastrophe risk functions in our Natural Hazards Team helps produce a consistent catastrophe exposure analysis across our global operations. For example, our catastrophe risk specialists design, maintain and support state-of-the-art risk modeling software, to which our underwriters have direct access.

     In addition, we have adopted a central monitoring system which helps us to manage our worldwide accumulations of catastrophe risk by peril and region. In our global analyses we focus on key zones where we face a geographic concentration or peak exposures, such as U.S. hurricane risk. This centralized analysis is essential for a global reinsurer such as Converium since we may write business for the same peril or region from more than one of our worldwide offices. Also, we endeavor to monitor clash potential, both from lines other than property catastrophe as well as between certain perils and regions.

     A major component of our natural catastrophe risk management approach is to employ global portfolio optimization and geographic diversification. Utilizing careful risk selection, pricing, and modeling of portfolio additions, we seek to diversify our exposures while optimizing available capacity and maximizing our expected return on equity. This approach helps us to fully capitalize on the natural catastrophe reinsurance premiums our global balance sheet will support, while reducing the expected net impact of catastrophe losses. We believe this strategy leaves us well positioned to write additional business during periods of improving market conditions.

     The principal goals of our natural hazard risk management procedures include:

•	Measuring, monitoring and managing natural hazard exposures: For measuring natural hazard exposures we use specially developed software and techniques. For example, we use third party models developed by specialized consultants to assist with catastrophe underwriting and accumulation control. We also compare models for certain perils or regions where our models indicate higher variability. In addition, we have developed fully proprietary probabilistic tools to enhance the utility of our models.

•	Supporting risk mitigation measures: Our global monitoring system helps us to measure our accumulation of individual risks by peril and region. During renewal season, we seek to perform these functions on a continuous basis. In addition, we conduct a combined analysis for our worldwide portfolio at least on a quarterly basis. We believe that this centralized, global review helps us to monitor and manage our natural catastrophe loss potential and to take remedial action if our accumulations reach unacceptable levels. In addition, our monitoring system serves as the basis for structuring our own reinsurance protection.

•	Assisting with optimal capacity utilization: We use return-on-equity considerations to help us optimize expected profits from our catastrophe portfolio and to seek to improve its performance. We do this by dynamically adjusting capacity allocation during renewal periods as business is written, thereby optimizing our worldwide capacity and exploiting our diversification potential. We also review pricing levels in several markets prior to renewal, in order to incorporate this information in our business strategy.

•	Supporting clients in all elements of natural hazards risk management: The expertise developed by our catastrophe risk specialists in understanding and managing catastrophe risk allows us to assist our clients in assessing their own loss potential and in designing efficient risk transfer mechanisms. Further, we utilize our expertise to influence property catastrophe exposure reporting in the industry. For example, we led the enhancement of the market standard for the exchange of exposure data (CRESTA plus) between primary and reinsurance companies, thereby assisting market participants to adopt common reporting and better understand their natural catastrophe exposures. The new data format is easy and flexible to use. It allows an efficient exposure and loss data exchange between insurance and reinsurance companies. We believe that the use of CRESTA plus improves data quality, will enable more accurate risk assessment and helps save time and reduce costs.

•	Following post-disaster loss developments: Our catastrophe risk specialists produce estimates of our expected losses promptly after a catastrophe event. This rapid review helps us assess our liquidity needs and determine whether we need to take any remedial action. In addition, we regularly study catastrophe developments to improve our probabilistic models.

     The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross limit of $350 million for a 250-year return period loss.

     We use retrocessional reinsurance protection to assist our efforts to ensure that our risk tolerance is not exceeded on a per event or aggregate basis. We actively seek to combine traditional reinsurance protection with capital market solutions, in order to diversify our sources of risk bearing capital and, in particular, to provide us with additional protection in our higher retrocessional layers for up to approximately a 250-year event.

     We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. The key business reasons for using a capital markets-based solution rather than traditional reinsurance are as follows:

•	The lack of availability of high credit quality reinsurance protection at competitive prices for California earthquakes, U.S. hurricanes and European windstorms

•	The ability to achieve protection at stable prices for a multi-year period

•	To obtain better post-event liquidity relief compared to traditional retrocessionaires’ practices

•	To diversify sources of risk bearing capacity from more traditional reinsurance products

     For example, we have entered into a catastrophe agreement with ZIC based on ZIC’s transaction with TRINOM Ltd. to reduce our net retained loss for large catastrophe events that produce losses greater than what is referred to in the industry as a “once in 100 years” magnitude. Perils covered by TRINOM and our catastrophe agreement with ZIC, which we refer to as the CAT Retrocession Agreement, include U.S. hurricane, U.S. earthquake, and European windstorm losses that occur before June 18, 2004. See “— Retrocessional Reinsurance.”

     Lastly, as respects man-made catastrophes such as acts of terrorism, we have recently introduced a conservative monitoring and accumulation approach. We utilize a matrix system to track for each contract the level of exclusion (absolute or partial, sublimit or other) and its level of exposure. This allows us to assess and estimate our current portfolio-wide terrorism aggregates by adding contract exposure and taking into account its level of exclusion. While our methodology is being further developed and refined, it enables a conservative monitoring of our current exposure.

Retrocessional Reinsurance

     We purchase retrocessional reinsurance to better manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and to stabilize financial ratios. The insurance or indemnification of reinsurance is called a retrocession, and a reinsurer of a reinsurer is called a retrocessionaire. We aggregate our ceded risk across our operations to achieve superior terms and pricing for our retrocessional coverage and to help us better assess our overall portfolio risk. Additionally, we incorporate the use of retrocessional coverage as a component of our underwriting process.

     The major types of retrocessional coverage we purchase include the following:

•	specific coverage for certain property, engineering, marine, aviation, satellite and liability exposures

•	catastrophe coverage for property business

•	casualty clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence aggregate stop loss protections

     Effective in 2000, we established a control procedure whereby our chief executive officer, along with the other members of our senior executive team, reviews the business purpose for all reinsurance purchases. Our senior executive team, generally our chief executive officer, approves all purchases before they are bound.

     Prior to entering into a retrocessional agreement, we analyze the financial strength and rating of each retrocessionaire. Afterwards, the financial performance and rating status of all material retrocessionaires is monitored.

     Retrocession arrangements do not relieve us from our obligations to the insurers and reinsurers from whom we assume business. The failure of retrocessionaires to honor their obligations could result in losses to us. Accordingly, we are exposed to the credit risk of our retrocessionaires. As of December 31, 2001, we had reinsurance recoverables from retrocessionaires of approximately $1.7 billion on paid and unpaid losses, loss adjustment expenses, including IBNR, and unearned premium reserve balances. We hold substantial amounts of collateral from certain of our retrocessionaires in the form of letters of credit and funds held balances to collateralize the reinsurance recoverables.

     In the event our retrocessionaires are not able to fulfill their obligations under our reinsurance agreements with them, Converium will not be able to realize the full value of the reinsurance recoverable balance. We record a reserve to the extent that reinsurance recoverables are believed to be uncollectible. The reserve is based on an evaluation of each retrocessionaire’s individual balances and an estimation of their uncollectible balances.

     The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2001, by ceded premiums written, and their respective A.M. Best or Standard & Poor’s claims-paying ability rating.

		Amount ceded		S&P/A.M. Best
Retrocessionaire	Retrocessionaire Group	in $ millions	% of total	Rating

Hannover Reinsurance	HDI Haftpflichtverband der Deutschen Industrie	$51.1	12.8%	AA/A+
Manulife Reinsurance Corporation	Manulife Financial Group	42.7	10.7	AA+/A++
London Life and General Reinsurance Company	Great-West Life Assurance Group	33.5	8.4	NR/A
AIG	American International Group Inc	32.9	8.3	AAA/A++
Zurich Financial Services	Zurich Financial Services	28.5	7.2	AA-/A+
Inter-Ocean Re	Inter -Ocean Holdings	27.4	6.9	A/A
AXA	AXA Group	25.9	6.5	AA/NR
Interpolis Reinsurance Services Limited	Rabo Bank	23.6	5.9	NR/NR
Fortress Re Inc	National Group	18.9	4.7	NR/A
Lloyds Underwriters	Lloyds	13.4	3.4	A/A-

Total provided by top ten retrocessionaries, and percentage of total retrocessional reinsurance		$297.9	74.7%

Total retrocessional reinsurance		$398.6	100.0%

     As Converium Zurich operated as a division of ZIC prior to the Formation Transactions, a portion of the retrocessional coverage for Converium’s account reflected in the table above reflects contracts to which ZIC, or another affiliate of Zurich Financial Services, is the legal counterparty to the retrocessionaire. As a consequence of the Formation Transactions, Converium Zurich has assumed both the benefits and the financial risks relating to these third party reinsurance recoverables under the Quota Share Retrocession Agreement. We manage all third party retrocessions related to the business reinsured by Converium Zurich. ZIC and ZIB are obligated under the Quota Share Retrocession Agreement, during its term, to maintain in force, renew or purchase third party retrocessions covering the reinsurance covered by the Quota Share Retrocession Agreement at the sole discretion of Converium.

     In addition, Zurich Financial Services, through its subsidiaries, provides us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to provide us with coverage relating to potential losses arising out of the Unicover Occupational Accident Reinsurance Pool involving Amerisafe and to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of

Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.

Catastrophe Protection

     Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe derivative agreement, as described more fully below. The traditional reinsurance agreements cover losses from events in excess of $90.0 million.

     On June 8, 2001, ZIC entered into a transaction with Trinom Ltd., a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

     Additionally, as part of the Formation Transactions, ZIC and Converium have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

     The coverage ZIC and ultimately Converium have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only U.S. hurricane, U.S. earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium, are based on modeled reinsurance losses for ZIC and ultimately Converium’s exposures at the time of the Trinom transaction.

     In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis,” by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

     Because the Trinom transaction is in two tranches, Converium’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately $65.0 million on 68% of losses that exceed a range of losses from $209.0 million to $227.0 million; and the second tranche provides $97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from $100.0 million to $133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium is approximately $9.4 million. However, if Converium collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

Loss and Loss Adjustment Expense Reserves

Establishment of Loss and Loss Adjustment Expense Reserves

     We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay claims and claim adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and from the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

     Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims department. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims. These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical and pricing information and statistical models as well as our pricing analyses. We revise these reserves for losses and loss adjusted expenses as additional information becomes available and as claims are reported and paid.

     Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated. Adjustments resulting from this process are reflected in current income. The analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgement. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

     The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, but not limited to, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.

     In setting reserves, we utilize the same integrated, multi-disciplinary approach we use to establish our reinsurance prices. After an initial analysis by members of our actuarial staff, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and, as appropriate, senior management. Final actuarial recommendations incorporate feedback from these professionals.

     We have developed a proprietary global loss reserve estimation system, which we refer to as FRAME. It applies a number of standard actuarial reserving methods on a contract by contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. Specifically, for each contract, we initially utilize the expected loss ratio we estimated during the underwriting and pricing process, and apply the specific paid and incurred loss emergence patterns for that transaction. In some cases, the initial expected loss ratio is revised over time. For smaller transactions we apply emergence patterns which we believe are characteristic for this type of business. Where applicable, we apply the specific terms of the contract, such as per-loss event limits and aggregate loss limits per period, within the calculations. In the case of contracts that have significant structural elements, such as aggregate deductible or loss corridor provisions, we utilize a probabilistic estimation approach.

     In addition to these bottom-up approaches we utilize standard top down analyses. For these methods we aggregate the majority of our business into a number of homogeneous classes and apply standard actuarial reserving techniques. This provides an alternative view that is less dependent on pricing information.

     The various methods described above allow us to produce a range of reserve estimates. We review these estimates and establish our reserves at a reasonable level within the range.

     In accordance with U.S. GAAP, we do not establish contingency reserves for future catastrophic losses in advance of the event’s occurrence. As a result, a catastrophe event may cause material volatility in our incurred losses and reserves and a material impact on our reported income, subject to the effects of our retrocessional reinsurance. For further details on our catastrophe risk and reinsurance programs, see “— Catastrophe Risk Management” and “— Retrocessional Reinsurance.”

Adequacy of Reserves

     Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews we believe our liability for gross losses and loss adjustment expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss adjustment expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may exceed our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments which result from changes in reserve estimates are reflected in our results of operations.

     Since reserving is an inherently uncertain process, we retained, in the second quarter of 2001, the actuarial consulting firm Tillinghast-Towers Perrin, or Tillinghast, to perform an independent review of our non-life net reserves as of December 31, 2000. In their analysis, Tillinghast relied on data available at the time we issued our December 31, 2000 financial statements, and also on certain information that became available subsequently. Tillinghast relied on us as to the accuracy and completeness of this data and information. Based on the Tillinghast analysis, which reflected certain information that became available after the issuance of our December 31, 2000 financial statements and based on our own evaluations of these new developments, we recorded in the first half of 2001 additional provisions of $112 million, net of reinsurance, principally related to accident years 2000 and prior at Converium North America. Tillinghast has confirmed to us that our net reserves as of December 31, 2000 plus the first half of 2001 reserve strengthening correspond to Tillinghast’s best estimate of our liabilities for net loss and loss adjustment expenses as of December 31, 2000 for Converium on a consolidated basis. Tillinghast has not conducted a review with respect to our reserves subsequent to December 31, 2000.

     The $112 million reserve strengthening discussed above was determined in accordance with our loss reserving policies as described in “— Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(c) of our financial statements. Under these policies we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment. The Tillinghast review was begun during the second quarter of 2001 and completed in the third quarter. Tillinghast actuaries had conducted similar reviews for other insurers and reinsurers and were able to refer to their proprietary loss development data. Tillinghast also used several top-down approaches including their broad database of insurance and reinsurance loss trends. Tillinghast actuaries and our Converium actuaries were also able to access information that was not known in the first quarter of 2001 when we completed our year-end 2000 financial reporting to Zurich Financial Services. This information included most fourth quarter 2000 and some first quarter 2001 reports from our ceding companies who typically report on a one-quarter lag. Analyses of these reports in relation to earlier periods’ reports, disclosed adverse loss development across several lines of business, mainly relating to general liability, commercial auto liability and umbrella policy business written in 1996 through 1999. We reviewed and evaluated this new information as we completed our first half 2001 financial reporting. Our revised estimate of reserves, based mainly on the new ceding company reported data, was in line with Tillinghast’s principally top-down reserve estimate within its range of estimates. Accordingly, we recorded an adjustment to loss and loss adjustment reserves at that time.

     In the second half of 2001 we recorded an additional $11.6 million of net adverse loss development. See “— Loss Reserve Development.”

     Terry G. Clarke was a consulting actuary with Tillinghast and managing principal of Towers Perrin prior to his becoming a member of our Board of Directors. Mr. Clarke retired from Tillinghast on December 31, 2001 and did not participate in Tillinghast’s actuarial review of Converium described above.

Effects of Currency Fluctuations

     A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in U.S. dollars. As of December 31, 2001, approximately 35.9% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the U.S. dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to U.S. dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.

Loss Reserve Development

     The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss adjustment expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the U.S. dollar are translated at consolidation into U.S. dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2001.

     Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.

     In 1997, Zurich Financial Services and its subsidiaries, including the entities then operating under the “Zurich Re” brand name, retroactively adopted International Accounting Standards, or IAS, as of January 1, 1995. As a consequence, consolidated loss development data for Converium entities is not available on a consistent accounting basis prior to December 31, 1994 and is therefore not presented in this annual report. The inconsistencies prior to December 31, 1994 principally arise from Converium entities having used different reserving methodologies on a country-by-country basis as was acceptable under generally accepted accounting principles in Switzerland. As an example, some European reserving practices have historically tended to be highly conservative, and therefore not consistent with IAS and U.S. GAAP “best estimate” practices. Accordingly, we have only been able to provide a consolidated loss development table commencing with December 31, 1994.

     The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001

	($ in millions)
Gross reserves for losses and loss adjustment expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,988.1	$3,545.7	$4,546.0	$5,710.5
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	704.9	1,212.2	1,545.0
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	885.2

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001

	($ in millions)
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.1
Three years later	736.2	803.1	921.7	1,064.4	1,250.7
Four years later	815.4	927.0	1,062.2	1,261.7
Five years later	896.8	1,007.7	1,178.3
Six years later	950.0	1,093.8
Seven years later	1,006.5
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.7	2,815.5	3,405.3
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,274.9	2,922.4
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,300.8
Four years later	1,396.2	1,541.1	1,677.3	1,989.1
Five years later	1,339.0	1,468.9	1,661.2
Six years later	1,284.5	1,452.9
Seven years later	1,260.1
Reinsurance recoverable re-estimated as of December 31, 2001	127.7	241.8	333.2	414.2	669.1	1,200.3	1,568.9
Gross reserves re-estimated as of December 31, 2001	1,387.8	1,694.7	1,994.4	2,403.3	2,969.9	4,122.7	4,974.2
Cumulative net redundancy/ (deficiency)	149.2	335.5	477.2	357.2	230.0	(81.6)	(71.5)
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	10.6%	18.8%	22.3%	15.2%	9.1%	(2.9)%	(2.1)%
Cumulative gross redundancy/ (deficiency)	81.1	196.6	250.9	233.2	18.2	(577.0)	(428.2)
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	5.5%	10.4%	11.2%	8.8%	0.6%	(16.3)%	(9.4)%

     As a significant portion of our reserves relate to liabilities payable in currencies other than U.S. dollars, any fluctuations of the U.S. dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As seen from the table above, the net reserve position for 1998 developed favorably from $2,530.8 million as of December 31, 1998 to $2,300.8 million as of December 31, 2001, thereby reflecting a redundancy of $230.0 million. However, as seen from the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2001 would result in re-estimated reserves of $2,463.0 million, or a redundancy of $67.8 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is consistently higher/(lower) as of December 31, 2001 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

     The table above also shows that our net loss reserves have developed larger redundancies/(lower deficiencies) than our gross loss reserves. Changes in estimates of our net losses directly impact our reported results. Accordingly, our estimates of reinsurance recoveries on incurred losses and our collections of those recoveries from our retrocessionaires also directly impact our reported results. See “— Retrocessional Reinsurance” above for a discussion of the types of retrocessional reinsurance coverage that we purchase.

     At December 31, 2001 we recorded $1,545.0 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 33.1% of this amount relates to workers’ compensation business and 26.1% relates to recoverables in connection with the September 11th terrorist attacks.

     At December 31, 2000, we initially estimated $1,212.2 million of reinsurance recoverables and during 2001 we increased this estimate to $1,568.9. At December 31, 1999 we initially estimated $704.9 million of reinsurance recoverables and during 2001 we increased this estimate to $1,200.3 million. These amounts are significantly higher than the reinsurance recoverable that we had recorded with respect to losses incurred through December 31, 1998. The increase is substantially related to workers’ compensation business written by Converium Reinsurance (North America) Inc. that we retroceded to other parties.

     For calendar years 1994 through 1997 our re-estimated reinsurance recoverables increased compared to our original estimates. These increases are principally related to higher reinsurance recoveries on higher than expected gross losses on CENY Business which has been 100% retroceded to CIC and CSUS. See “Item 10 — Additional Information — C. Material Contracts — Acquisition of the Converium North America Business — CENY Arrangements.”

     The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001

	($ in millions)
Initial net reserves for losses and loss adjustment expense	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5
Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.8	2,907.9	3,457.4
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,412.6	3,035.5
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,463.0
Four years later	1,405.6	1,674.5	1,819.3	2,035.0
Five years later	1,382.7	1,612.4	1,799.4
Six years later	1,338.7	1,589.9
Seven years later	1,306.6
Cumulative redundancy/(deficiency)	102.7	198.6	339.0	311.3	67.8	(194.7)	(123.6)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	7.3%	11.1%	15.9%	13.3%	2.7%	(6.9)%	(3.7)%

     As described below, the loss development triangles show net cumulative redundancies for 1994 through 1998 and net cumulative deficiencies for 1999 and 2000.

     In the first half of 2001, Converium recorded $112.0 million of net adverse loss reserve development as outlined in the preceding section. “See — Adequacy of Reserves”.

     In the second half of 2001, Converium recorded an additional $11.6 million of net adverse loss reserve development based on its year-end review of non-life reserves. Converium Cologne increased its asbestos and environmental reserves by $11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. See “— Reserves for Asbestos and Environmental Losses”. Converium Cologne also performed an in-depth analysis of its European and Middle East non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional $20.0 million in reserves were recorded for European and Middle East motor lines for years 2000 and prior. Converium Cologne also recorded an additional $9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of $39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by $69.0 million, reflecting positive development of $30.0 in our aviation and space lines of business, primarily on non-proportional treaty business for years 1998 through 2000.

     In 2000, Converium recorded $65.4 million of net adverse loss development. This result was heavily driven by adverse development from the December 1999 European winter storms Anatol, Lothar and Martin. Since these events occurred in the last week of December 1999, it was difficult to estimate the resulting losses at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

     The principal factors which led to the favorable reserve developments shown in the accident year 1998 and prior column, as well as all prior columns, include the following:

•	Over the years, we have increased the portion of our business derived from specialty lines, in particular aviation and space. These lines are among the more complex and uncertain lines of business because of the potential for large losses. In addition, in specialty lines such as credit and surety business, the correlation between losses and general economic conditions, and in aviation and space, the longer reporting periods, increase the uncertainty of the reserving process. Initial reserve estimates were the best judgment at the time and reflected this complexity and uncertainty. Over time, the actual emergence of losses in these lines could be used as an indication of future loss emergence, or re-estimation of ultimate loss.

•	Increasingly, our clients have been able to provide more detailed and timely loss information. At the same time we have made technological advances in our reserving process. As a result, we have been able to perform more comprehensive analyses. This impact prevails throughout our portfolio. However, it is particularly noticeable for our traditional book of European property, European motor and European liability business.

•	We have entered into several new overseas geographical markets and had significant expansion in both existing and new markets in several longer-tailed liability lines of business. New lines of business and markets are inherently more uncertain than existing business and markets, where historical experience data can be used to support the reserving process. Accordingly, our initial estimates of ultimate losses for this business reflected these additional inherent uncertainties. Over time, as the actual emergence of losses in these markets could be used as an indication of future loss emergence, the re-estimation of losses indicated redundancies.

     The payment pattern of our loss and loss adjustment reserves varies from year to year. We estimate that the mean time to payment, on an undiscounted basis, of our loss provisions at December 31, 2001, was 4.0 years. We expect this average payout period to change as our mix of business changes.

Reconciliation of Beginning and Ending Loss and Loss Adjustment Expense Reserves

     The table below is a summary reconciliation of the beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance, for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999

	($ in millions)
As of January 1,
Gross reserves for losses and loss adjustment expenses	$4,546.0	$3,545.7	$2,988.1
Loss reinsurance recoverable	1,212.2	704.9	457.3

Net reserves for losses and loss adjustment expenses	3,333.8	2,840.8	2,530.8

Losses and loss adjustment expenses incurred:
Current year	2,039.5	1,454.6	1,184.8
Prior years	123.6	65.4	(130.1)

Total	2,163.1	1,520.0	1,054.7

Losses and loss adjustment expenses paid:
Current year	359.1	222.0	53.0
Prior years	885.2	850.6	610.0

Total	1,244.3	1,072.6	663.0

Foreign currency translation effects	(87.1)	45.6	(81.7)
As of December 31,
Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8
Reinsurance recoverable	1,545.0	1,212.2	704.9

Gross reserves for losses and loss adjustment expenses	$5,710.5	$4,546.0	$3,545.7

Reserves for Accident Years 1994 and Prior

     As of December 31, 2001, net reserves for losses and loss adjustment expenses included approximately $173.7 million of reserves related to losses from accident years 1994 and prior.

Reserves for Asbestos and Environmental Losses

     We have exposure to liabilities for asbestos and environmental impairment, from our assumed reinsurance contracts, primarily arising from business written by Converium Cologne. Our asbestos and environmental exposure primarily originates from U.S. business written through the London Market and from treaties directly written with reinsurers in the United States. We cancelled our relevant London Market reinsurance contracts in 1966 and 1967. At the time, we reduced our participation in asbestos and environmental-exposed U.S. treaties, with the eventual result that Converium Cologne ceased property and liability underwriting in the United States in 1990. The A&E reserves are roughly 50% for asbestos and 50% for environmental. Due to uncertainties as to the definitions and to incomplete reporting from clients, exact separation of asbestos and environmental exposures cannot be reached. We believe that Converium North America’s exposure to asbestos-related and environmental pollution claims is limited due to the diminutive amount of business written prior to 1987 and the protection provided by the continuing reinsurance protections described below under “Item 10 - Additional Information — C. Material Contracts.” In addition, Converium Zurich’s exposure is also minimal because, under the terms of the Quota Share Retrocession Agreement, Converium Zurich will only reinsure business written with an inception or renewal date on or after January 1, 1987. In 1986, our contract wording was revised, consistent with a general industry change, such that asbestos and environmental claims were generally excluded.

     As of December 31, 2001, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for U.S.-originated asbestos and environmental losses are approximately $44.6 million or 1.1% of our total net reserves for losses and loss adjustment expenses. This provision includes reserves originally communicated by our cedants, together with additional reserves we established.

     We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years, is approximately 13.8 years. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments. We currently have no retrocessional protection for our U.S.-originated asbestos and environmental exposure, other than the arrangements with Zurich Financial Services provided by the stop-loss agreement described above and the other arrangements described below under “Item 10 — Additional Information — C. Material Contracts.”

     Reserving for asbestos and environmental claims is subject to a range of uncertainties that has historically been greater than those presented by other types of claims. Among the complications are a lack of historical data, long reporting delays and uncertainty as to the number and identity of insureds with potential exposure. In addition, there are complex, unresolved legal issues regarding policy coverage and the extent and timing of contractual liability.

     In the environmental context, for example, such legal issues include:

•	whether administrative actions by environmental authorities constitute a “suit” which triggers an insurer’s duty to defend

•	the timing of injury or damage which triggers comprehensive general liability coverage

•	the allocation of indemnity and defense costs among triggered policy years or, in some circumstances, to the policyholders

•	the number of “occurrences” where environmental claims arise from one or more causes and result in one or more effects

•	the efficacy of policy exclusions for pollution and related matters

•	the extent to which personal injury insurance may apply in the context of environmental losses

•	whether environmental clean-up costs are “property damage” within the intent of a comprehensive general liability policy, and whether an action requiring the insured to undertake clean-up measures is an action for “damages” within the intent of such a policy

•	the applicability of so-called “owned property” exclusions in comprehensive general liability policies in the context of environmental claims

•	whether sums expended by an insured to investigate the remediation of hazardous waste constitute “loss” or “expense” within the intent of a comprehensive general liability policy

     In the asbestos context, many of these same issues exist, and other issues may arise concerning:

•	the scope of so-called “asbestosis” exclusions

•	the extent to which policy aggregate limits for product liability or completed operations apply in the context of a particular asbestos exposure

•	the interplay between various insurers’ policy wordings, especially in the context of the trigger of coverage, when determining insurers’ defense and indemnity obligations for a particular asbestos loss

•	the existence and nature of defense or defense reimbursement obligations under various policy forms

•	the disposition of asbestos claims in the context of policyholder or insurer insolvencies. These issues are not likely to be resolved in the near future

     Consequently, traditional loss reserving techniques cannot wholly be relied on and, therefore, the uncertainty with respect to the ultimate cost of these types of claims is greater than the uncertainty relating to standard lines of business. In addition, changes to existing legal interpretation, new legislation or new court decisions could materially impact our reserves, results of operations, cash flows and financial position in future periods.

Loss Reserve Development for the United States

     Consolidated loss development data for Converium is not available on a consistent accounting basis prior to December 31, 1994. Accordingly, we have provided a consolidated loss development table commencing with information as of December 31, 1994. In order to provide information regarding outstanding reserves relating to 1994 and prior years, we have provided a ten-year loss development table for business written by Converium North America. This business represents 35.0% of our outstanding net reserves as of December 31, 2001 related to 1994 and prior years. The remaining 65.0% represents business written by Converium Zurich and Converium Cologne. We have not provided ten-year loss development tables for either Converium Zurich, a former division of ZIC, or Converium Cologne, as none of this data is available on a consistent accounting basis prior to December 31, 1994. See “— Loss and Loss Adjustment Expense Reserves — Loss Reserve Development.”

     The table has been prepared using information from the statutory filings required in the United States. As such, the information differs from the consolidated table above as it is prepared on a basis of accounting other than U.S. GAAP. However, the change in accounting basis does not cause the table below to be materially different than the U.S. amounts included in the consolidated table above.

	As of December 31,

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

	($ millions)
Gross reserves for loss and loss adjustment expenses	$300.8	$323.7	$463.5	$721.9	$882.9	$1,244.2	$1,473.9	$1,825.7	$2,581.7	$2,845.7
Reinsurance recoverable	44.6	24.2	19.5	75.1	85.2	263.9	369.7	604.8	1,134.4	1,136.3
Initial net reserves for losses and loss adjustment expenses	256.2	299.5	444.0	646.8	797.7	980.3	1,104.2	1,220.9	1,447.3	1,709.4
Cumulative paid as of:
One year later	7.8	100.8	94.3	157.0	179.6	206.3	287.4	346.9	395.1
Two years later	147.7	149.4	183.6	270.0	315.9	396.5	510.7	628.5
Three years later	179.3	198.7	252.3	351.0	437.2	552.3	696.0
Four years later	209.2	233.2	296.9	417.1	531.2	655.9
Five years later	228.5	266.1	334.2	461.8	577.6
Six years later	241.5	273.4	357.2	485.3
Seven years later	252.0	283.3	367.0
Eight years later	257.4	288.4
Nine years later	260.6
Net reserves re-estimated as of:
One year later	254.4	312.0	444.6	639.4	816.1	982.0	1,117.5	1,301.9	1,611.7
Two years later	275.5	323.2	446.9	651.3	823.0	971.0	1,174.9	1,449.3
Three years later	281.3	324.3	453.6	656.7	810.2	985.8	1,225.9
Four years later	282.6	328.7	462.8	653.7	824.4	997.1
Five years later	287.5	333.2	458.9	635.0	805.7
Six years later	289.3	334.8	445.0	617.2
Seven years later	288.2	325.6	430.8

	As of December 31,

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

	($ millions)
Eight years later	280.7	314.3
Nine years later	273.7
Reinsurance recoverable re-estimated as of December 31, 2001	50.8	31.1	28.5	115.8	200.4	322.0	488.5	895.0	1,332.8
Gross reserves re-estimated as of:
December 31, 2001	324.5	345.4	459.3	733.0	1,006.1	1,319.1	1,714.4	2,344.3	2,944.5

Cumulative net redundancy/ (deficiency)	(17.5)	(14.8)	13.2	29.6	(8.0)	(16.8)	(121.7)	(228.4)	(164.4)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	(6.8)%	(4.9)%	2.9%	4.5%	(1.0)%	(1.7)%	(11.0)%	(18.7)%	(11.4)%
Cumulative gross redundancy/(deficiency)	(23.7)	(21.7)	4.2	(11.1)	(123.2)	(74.9)	(240.5)	(518.6)	(362.8)
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	(7.8)%	(6.7)%	0.9%	(1.5)%	(14.0)%	(6.0)%	(16.3)%	(28.4)%	(14.1)%

     The loss development triangles show net loss reserve deficiencies of greater than 10% for 2000, 1999 and 1998 as compared to the original net loss reserve established. This adverse development is primarily related to loss reserve increases recorded in calendar year 2001. The development was comprised principally of $112 million of prior year strengthening connected to the Tillinghast December 31, 2000 review (as previously described). The remaining $52 million was mostly comprised of unexpected claims on two liability treaties and from two companies that were declared insolvent.

     We also show gross loss reserves development for calendar years 1996 through 2000. The development in 1998, 1999, and 2000 relates primarily to workers’ compensation business assumed by Converium Reinsurance (North America) Inc. and almost entirely retroceded to other parties. The development in 1996 and 1997 relates to the CENY portfolio of business that was written on the Converium North America balance sheet and that is subsequently 100% retroceded to other Centre balance sheets. Accordingly the significant increases in our re-estimated reinsurance recoverables in these years is attributable to the increased workers compensation and CENY losses retroceded to our reinsurers.

Investments

     Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital (losses) gains accounted for 8.4% of our revenues for the year ended December 31, 2001, 12.1% of our revenues for the year ended December 31, 2000 and 16.9% of our revenues for the year ended December 31, 1999. As of December 31, 2001, the carrying value of our investment portfolio was $4.9 billion.

     Our assets are invested with the objective of maximizing investment returns consistent with appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support.

     Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issue or issuer. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

     Our investment practices are governed by guidelines established and approved by our Board of Directors. Although these guidelines stress diversification of risks, conservation of principal and liquidity, these investments are subject to market-wide risks and fluctuations, as well as risks inherent in particular securities.

     At December 31, 2001, predominantly, all of our investments were managed by affiliates of Zurich Financial Services. We have entered into investment management agreements with these managers on what we believe to be market terms. Under these investment management agreements, our portfolio of investment securities is managed in return for a fee based on the average total market value of the assets under management, as well as investment performance. We monitor the performance of, and fees paid to, these investment managers on a regular basis. In the second quarter of 2002, Zurich

Financial Services sold certain of its investment management businesses, including Zurich Scudder Investments, Inc., which manages a portion of our investment assets, to Deutsche Bank AG. This transaction is not expected to have a material impact on our investment results.

     The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2001, 2000 and 1999.

	As of December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Fixed income securities	$2,331.4	47.4%	$2,236.2	51.4%	$2,098.9	49.6%
Equity securities	701.4	14.3	611.0	14.1	557.3	13.1
Funds Withheld Asset/ Zurich Financing Agreement	1,598.5	32.5	1,335.2	30.7	1,412.7	33.4
Short-term investments	89.5	1.8	115.1	2.6	83.8	2.0
Other	195.1	4.0	52.2	1.2	80.1	1.9

Total investments	$4,915.9	100.0%	$4,349.7	100.0%	$4,232.8	100.0%

     The table below presents the investment portfolios of our operating segments based on carrying value as of December 31, 2001, 2000 and 1999.

	As of December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Non-Life Reinsurance
Converium Zurich	$2,273.2	46.2%	$1,458.3	32.0%	$1,467.1	33.6%
Converium North America	2,387.4	48.6	2,304.8	54.2	2,162.2	51.9
Converium Cologne	510.7	10.4	542.0	12.8	561.3	13.5
Converium Life	40.8	0.8	44.6	1.0	42.2	1.0
Eliminations	(296.2)	(6.0)	—	—	—	—

Total	$4,915.9	100.0%	$4,349.7	100.0%	$4,232.8	100.0%

     The eliminations line item above represents internal notes issued in 2001 between Converium Zurich and Converium North America, which are eliminated on a consolidated basis.

Fixed Maturities

     As of December 31, 2001, our fixed maturities portfolio, excluding the Funds Withheld Asset, had a carrying value of $2.3 billion and represented 47.4% of our total investment portfolio, excluding the Funds Withheld Asset, or 79.9% including the Funds Withheld Asset. This represents an increase in carrying value of $95.2 million, or 4.3%, from December 31, 2000, or an increase of $358.5 million, or 10.0%, including the Funds Withheld Asset (described more fully below).

     Our fixed income investments are managed by external investment managers and their performance is measured against benchmarks. We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid. We invest in securities based on the currency and the estimated duration of our reinsurance liabilities.

     The table below presents our fixed income securities portfolio excluding the Funds Withheld Asset based on carrying value by segment as of December 31, 2001, 2000 and 1999.

	As of December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Non-Life Reinsurance
Converium Zurich	$67.2	2.9%	$41.8	1.9%	$34.1	1.6%

	As of December 31,

	2001		2000		1999

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Converium North America	1,930.6	82.8	1,817.3	81.2	1,681.5	80.1
Converium Cologne	292.8	12.6	348.4	15.6	356.4	17.0
Converium Life	40.8	1.7	28.7	1.3	26.9	1.3

Total	$2,331.4	100.0%	$2,236.2	100.0%	$2,098.9	100.0%

     Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2001, approximately 95% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 70% was invested in AAA/Aaa-rated securities.

     The following table summarizes the composition of the fair value of our fixed income investment portfolio, excluding cash and cash equivalents, as of December 31, 2001, indicated by rating as assigned by Standard & Poor’s or Moody’s, using the higher of these ratings for any security where there is a split rating.

	As of
	December 31,
	2001

	$	% of
	millions	Total

AAA/Aaa	$1,623.9	69.7%
AA/Aa2	290.8	12.5
A/A2	288.0	12.3
BBB/Baa2	117.1	5.0
BB	10.0	0.4
Not rated	1.6	0.1

Total	$2,331.4	100.0%

     The table below presents the composition of our fixed income securities portfolio based on carrying value by scheduled maturity as of December 31, 2001.

	As of
	December 31,
	2001

	$	% of
	millions	Total

Due after one year through five years	$691.5	29.7%
Due after five years through 10 years	585.7	25.1
Due after 10 years	313.7	13.4
Mortgage and asset backed securities	740.5	31.8

Total	$2,331.4	100.0%

Equity Securities

     As of December 31, 2001, our equity securities portfolio had a carrying value of $701.4 million. This represents an increase in carrying value of $90.4 million, or 14.8%, from December 31, 2000. This increase is primarily due to an investment in PSP Swiss Property AG. As of December 31, 2001, equity securities comprised approximately 14.3% of our investment portfolio.

     Substantially all of our equity portfolio consists of listed securities. We seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

     Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2001, no single equity security represented more than 10% of our equity securities portfolio.

Funds Withheld Asset/Zurich Financing Agreement

     Prior to the Formation Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to an agreement, which we refer to as the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

     The transfer of Converium Zurich’s business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. For a description of the Funds Withheld Asset and Quota Share Retrocession Agreement, see “Item 10. — C. Material Contracts — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement.” Its initial balance was $1.3 billion, which was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies.

     The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. We expect that the balance of the Funds Withheld Asset will have decreased by at least half within three years. However, business historically written on the ZIC and Zurich Insurance Bermuda (“ZIB”) balance sheets will be renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

     As of December 31, 2001, the Funds Withheld Asset was $1.6 billion. There was an increase of $0.3 million for 2001 which was substantially due to premium receipts.

     Under the Quota Share Retrocession Agreement, the interest payable to Converium Switzerland on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. During 2001, the weighted average interest rate based on the currency mix on the Funds Withheld Asset was 5.4% and at December 31, 2001, the weighted average interest rate was 5.3%. Interest payable on the Funds Withheld Asset is paid in cash, not credited to the Funds Withheld Asset.

     Interest on the Funds Withheld Asset is payable quarterly in the currencies of the assets held and the amount of interest payable will vary due to changes in the currency mix of the Funds Withheld Asset and changes in foreign exchange rates. Among other things, this structure is designed to reduce our exposure to foreign currency movement.

     Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments which may not provide yields comparable to those under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

     As a result of the amendment of the Zurich Financing Agreement on January 1, 2001 and its subsequent cancellation on July 1, 2001, and the establishment of the Funds Withheld Asset, we expect our investment results to differ from those we reported before. In particular, we believe that the bond yield basis by which interest on the Funds Withheld Asset is calculated, the elimination of the 25% equity component and our ability to invest our new capital and assets arising from future business will reduce the volatility of our investment earnings as compared with the total return basis of calculating income under the Zurich Financing Agreement. For example, if we had obtained the 5.4% weighted average interest rate reflecting the initial currency composition of the Funds Withheld Assets, on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30 million higher. In addition, as the balance of the Funds Withheld Asset declines, we believe that our investment results may improve as a result of our ability to manage our investments in response to changing market conditions and on a more diverse basis. However, we cannot assure you that we will experience improved investment results in the future, or that these results will contribute materially to our results of operations.

Short-Term Investments

     As of December 31, 2001, our investment portfolio included short-term investments with a carrying value of $89.5 million. These investments represented 1.8% of our total investment portfolio. Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2001, none of our short-term investments portfolio is restricted as to its use.

Other Investments

     As part of our overall investment strategy, we make investments that are generally referred to as alternative investments, principally private equity funds. For this purpose, we use the term private equity funds to refer to passive, structured investments, generally in the legal form of limited partnerships, managed by third party investment managers. Such investments include Insurance Partners, L.P. and Capital Z Financial Services Fund II, L.P.

     Our exposure to private equity fund investments as of December 31, 2001 was approximately $70.0 million. This figure represents the sum of the fair market value of invested capital and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately $15.3 million.

Real Estate

     In late 2001, Converium acquired approximately $139.4 million of residential and commercial rental properties from subsidiaries of Zurich Financial Services. As of December 31, 2001, we had $143.3 million of investments in real estate, most of which were located in Switzerland, and our real estate portfolio represented 2.9% of our total investment portfolio.

Reinsurance Assets

     Retrocession agreements do not relieve us from our obligations to the reinsureds from whom we assume business. Accordingly, we are exposed to the credit risk of our retrocessionaires. We hold substantial collateral as security under retrocessional agreements in the form of deposits, securities and/or letters of credit. As of December 31, 2001, we had reinsurance recoverables from retrocessionaires of approximately $1.7 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances, which includes recoverables totaling $362.9 million related to the Unicover Occupational Accident Reinsurance Pool. On an individual basis, none of the recoverables from these retrocessionaires exceeds 10% of equity. Recoverables from subsidiaries of Zurich Financial Services total 11.7% of equity at December 31, 2001. Recoverables from one other third-party retrocessionaire were 16.5% of equity at December 31, 2001. Such retrocessionaire is rated AA+ by Standard & Poor’s. There were no other recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2001.

Capital Expenditures

     In the three years ending December 31, 2001, we invested a total of $57.1 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our global intellectual informational technology platforms.

Ratings

     A.M. Best has rated Converium “A” (Excellent), Standard & Poor’s has rated Converium “A+” (Strong) and Moody’s has rated Converium “A1” (Good).

     A.M. Best states that its “A” (Excellent) rating is assigned to those companies which, in its opinion, have, on balance, achieved excellent financial strength, operating performance and market profile when compared to the standards established by

A.M. Best and have demonstrated a strong ability to meet their ongoing obligations to policyholders. The “A” (Excellent) rating is the third highest of fifteen ratings assigned by A.M. Best, which range from “A++” (Superior) to “F” (In liquidation).

     Standard & Poor’s “A” range (“A+”, “A” and “A-”) is the third highest of four ratings ranges within what Standard & Poor’s considers the “secure” category. An insurer rated “A” is believed by Standard & Poor’s to have strong financial security characteristics, but to be somewhat more likely to be affected by business conditions than are insurers with higher ratings. A plus (+) or minus (-) shows relative standing in a rating category.

     Moody’s states that insurance companies rated “A” (Good) offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future. Numeric modifiers are used to refer to the ranking within the group, with 1 being the highest and 3 being the lowest, however, the financial strength of companies within a generic rating symbol is broadly the same.

     Other agencies may rate Converium or one or more of our subsidiaries on an unsolicited basis.

     Our A.M. Best, Standard & Poor’s and Moody’s ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these claims-paying ratings should not be relied on with respect to making an investment in our securities. A.M. Best, Standard & Poor’s and Moody’s review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

Regulation

General

     The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers in most countries. In Switzerland and Germany, we operate under relatively less intensive regulatory regimes. Historically, neither Swiss nor German regulations have materially restricted our business. However, in the United States licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, our U.S. subsidiaries are subject to extensive regulation under state statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

     This regulation, which is described in more detail below, generally is designed to protect policyholders rather than investors, and relates to such matters as rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. U.S. regulations accordingly have in the past materially affected our U.S. business operations, although not, we believe, in a manner disproportionate to or unusual in our industry. We allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation.

     We believe that Converium and all of its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations. Set forth below is a summary of the material reinsurance regulations applicable to us.

Switzerland

     Converium Switzerland has received an operating license from the Swiss Federal Ministry of Justice and Police (Eidgensossisches Justiz-und Polizeidepartement) (the “Swiss Ministry of Justice and Police”). Converium Switzerland is subject to continued supervision by the Federal Office for Private Insurance (Bundesamt für Privatversicherungswesen) (the “FOPI”), an administrative unit of the Swiss Ministry of Justice and Police, pursuant to the Swiss Insurance Supervisory Act of June 23, 1978, as amended (Versicherungsaufsichtsgesetz). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Justice and Police is not explicitly designated by law.

     Unlike insurance business, which is strictly regulated in Switzerland, regulation of reinsurance business is less intensive and most of the technical rules for direct insurers are not applicable to the reinsurance business. The supervision exercised by the FOPI is mainly indirect through the supervision of direct insurance companies and the reinsurance arrangements which they have established. Reinsurance companies from other countries which conduct only reinsurance business in Switzerland from their foreign domicile are exempt from supervision by the FOPI.

     Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than reinsurance and insurance. This rule is subject to exceptions, which are granted by the FOPI. Generally, these exceptions apply if the nature and volume of the proposed non-insurance or non-reinsurance business does not threaten the solvency of the company. Investments in an entity operating outside the reinsurance or insurance field are subject to supervisory authority approval if the investment represents more than 20% (or 10% in the case of a life insurance business) of the share or cooperative capital of the non-insurance entity or if the investment represents more than 10% of the insurer’s or reinsurer’s shareholders’ equity. Approval is granted if the investment does not threaten the solvency of the company.

     The FOPI requires each reinsurance company to submit a business plan which provides details about the calculation of its technical reserves and about its retrocession policies, and information about the reinsurer’s solvency. The FOPI initially examines documents relating to the company’s solvency, organization and management. If all legal requirements are met, an operating license is granted by the Swiss Ministry of Justice and Police. Thereafter, companies must submit an annual business report, including financial statements, detailing information on all aspects of their business activities, such as premium income, paid out benefits, reserves and profits.

United States

General U.S. State Supervision

     Insurance and reinsurance regulation is enforced by the various state insurance departments and the extent and nature of regulation varies from state to state. Converium Reinsurance (North America) Inc. is a Connecticut-domiciled reinsurer which is licensed, accredited or approved in all 50 states, is an accredited reinsurer in the District of Columbia and is an admitted reinsurer for the United States Treasury. Converium Insurance (North America) Inc. is a New Jersey-domiciled insurer licensed in 49 states (excluding only New Hampshire) and the District of Columbia (as a reinsurer). In addition, some states consider an insurer to be “commercially domiciled” in their states if the insurer writes insurance premiums that exceed certain specified thresholds. As a “commercially domiciled” insurer, an insurer would be subject to some of the requirements normally applicable only to insurers domiciled in those states, including, in particular, certain requirements of the insurance holding company laws. Converium Insurance (North America) Inc. is currently “commercially domiciled” in California.

Insurance Holding Company Regulation

     We and our U.S. insurance and reinsurance subsidiaries are subject to regulation under the insurance holding company laws of various states. The insurance holding company laws and regulations vary from state to state, but generally require insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers and reinsurers. Connecticut and New Jersey, the jurisdictions in which Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. are domiciled, each provide that, unless the prior approval of the state insurance commissioner has been obtained, dividends may be paid only from earned surplus and the annual amount payable is limited to the greater of 10% of policyholder surplus at the end of the prior year or 100% of statutory net income for the prior year (excluding realized gains, in the case of the New Jersey insurer). In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of any change of control, make any dividends to its shareholders without the prior approval of the Insurance Commissioner.

     State insurance holding company laws also require prior notice or state insurance department approval of changes in control of an insurer or reinsurer or its holding company. The insurance laws of Connecticut and New Jersey provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such company and obtained prior written approval of the state insurance commissioner. Any purchaser of 10% or more of the outstanding voting securities of an insurance or reinsurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the Connecticut and New Jersey insurance commissioners prior to such acquisition.

     In addition, many state insurance laws require prior notification to the state insurance department of a change in control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Converium Holdings (North America) Inc. or either of its U.S. insurance subsidiaries may require prior notification in the states that have adopted pre-acquisition notification laws.

Insurance Regulation

     Converium Insurance (North America) Inc. is subject to broad state insurance department administrative powers with respect to all aspects of the insurance business including: licensing to transact business, licensing agents, admittance of assets to statutory surplus, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, methods of accounting, establishing reserve requirements and solvency standards, and regulating the type, amounts and valuations of investments permitted and other matters.

     State insurance laws and regulations require our U.S. insurance and reinsurance subsidiaries to file financial statements with insurance departments everywhere they do business, and the operations of our U.S. insurance and reinsurance subsidiaries and accounts are subject to the examination by those departments at any time. Our U.S. insurance and reinsurance subsidiaries prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

     State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners, or the NAIC. The Connecticut Department of Insurance last completed a financial examination of Converium Reinsurance (North America) Inc. for the four-year period ending December 31, 1997. The New Jersey Department of Banking and Insurance last completed a financial examination of Converium Insurance (North America) Inc. for the five-year period ending December 31, 1995 and is currently conducting a financial examination for the five-year period ending December 31, 2000. In each completed examination, the state insurance department found no material deficiencies.

Reinsurance Regulation

     Converium Reinsurance (North America) Inc. is subject to insurance regulation and supervision that is similar to the regulation of licensed primary insurers in many respects. Generally, state regulatory authorities monitor compliance with, and periodically conduct examinations regarding, state mandated standards of solvency, licensing requirements, investment limitations, restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting, and reserves for unearned premiums, losses and other purposes. However, in contrast with primary insurance policies which are regulated as to rate, form, and content, the terms and conditions of reinsurance agreements generally are not subject to regulation by state insurance regulators.

     Converium Reinsurance (North America) Inc. is accredited or approved to write reinsurance in certain states. The ability of any primary insurer, as reinsured, to take credit for the reinsurance placed with reinsurers is a significant component of reinsurance regulation. Typically, a primary insurer will only enter into a reinsurance agreement if it can obtain credit on its statutory financial statements for the reinsurance ceded to the reinsurer. Credit is usually granted when the reinsurer is licensed or accredited in the state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer that is licensed in another state and which meets certain financial requirements, or if the primary insurer is provided with collateral to secure the reinsurer’s obligations.

U.S. Reinsurance Regulation of our Non-U.S. Reinsurance Subsidiaries

     Converium Switzerland and Converium Germany, our non-U.S. reinsurance subsidiaries, also assume reinsurance from primary U.S. insurers. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-U.S. reinsurers must satisfy reinsurance requirements. Non-U.S. reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s U.S. reinsurance liabilities covered by the trust plus an additional $20 million. In addition, unlicensed and unaccredited reinsurers may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.

NAIC Ratios

     The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, “FAST”, are also used for monitoring. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges.” If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. Neither our U.S. insurance nor our reinsurance subsidiary are currently subject to increased regulatory scrutiny based on these ratios.

Risk-Based Capital

     The Risk-Based Capital for Insurers Model Act, or the Model Act, as it applies to non-life insurers and reinsurers, was adopted by the NAIC in 1993. The main purpose of the Model Act is to provide a tool for insurance regulators to evaluate the capital of insurers relative to the risks assumed by them and determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their risk-based capital calculations as part of the statutory annual statements filed with state insurance regulatory authorities. The Model Act provides for four different levels of regulatory actions based on annual statements, each of which may be triggered if an insurer’s Total Adjusted Capital, as defined in the Model Act, is less than a corresponding level of risk-based capital (“RBC”).

     The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2001, the Total Adjusted Capital of each of our U.S. reinsurance subsidiary and our U.S. insurance subsidiary exceeded applicable minimum RBC levels.

The Gramm-Leach-Bliley Act

     In November 1999, the Gramm-Leach-Bliley Act of 1999, or the GLBA, was enacted, implementing fundamental changes in the regulation of the financial services industry in the United States. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company.” Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities. However, although a bank cannot act as an insurer nor can it own an insurer as a subsidiary in most circumstances, a financial holding company can own any kind of insurer, insurance broker or agent. Under the GLBA, national banks retain their existing ability to sell insurance products in some circumstances.

     Under state law, the financial holding company must apply to the insurance commissioner in the insurer’s state of domicile for prior approval of the acquisition of the insurer. Under the GLBA, no state may prevent or restrict affiliations between banks and insurers, insurance agents or brokers. Further, states cannot prevent or significantly interfere with bank or bank subsidiary sales activities. Finally, both bank and bank affiliates can obtain licenses as producers.

     Until the passage of the GLBA, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may materially affect our U.S. insurance and reinsurance subsidiaries’ product lines by substantially increasing the number, size and financial strength of potential competitors.

Insurance Guaranty Association Assessments

     Each state has insurance guaranty association laws under which property and casualty insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. These laws do not apply to reinsurers. Typically, states assess each member insurer in an amount related to the member insurer’s proportionate share of the business written by all member insurers in the state. While we cannot predict the amount and timing of any future assessments on our insurance companies under these laws, we have established reserves that we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

     Losses caused by the September 11th terrorist attacks may result in the insolvency of certain U.S. insurance companies, increasing the possibility that we will be assessed by state insurance guaranty associations.

Possible Initiatives Relating to the September 11th Events

     The terrorist attacks in the United States on September 11, 2001 are expected to result in significant losses for the insurance industry. Congressional committees have held hearings concerning the effects of these losses on the industry. Various state insurance commissioners have also met to discuss these issues. U.S. insurance associations, Congressional leaders and Administration officials have been working on proposals for U.S. Federal programs to provide insurance or reinsurance coverage for terrorism and/or war risks. In addition, state legislators in at least one state have stated they intend to introduce legislation that would restrict insurers’ ability to exclude or limit coverage for war or terrorism risks.

     We cannot predict what other proposals may be made in connection with or as a result of the September 11th terrorist attacks, what legislation, if any, may be introduced or enacted or what effect any such legislation may have on us.

Germany

     Converium Germany is regulated in Germany and is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office located in Bonn.

     In contrast to insurance enterprises, companies that engage exclusively in reinsurance activities are subject to a narrower scope of governmental supervision. The supervisory authority’s monitoring of reinsurers consists of ensuring that they comply with the specific accounting regulations applicable to insurance enterprises. For this purpose, reinsurance enterprises are required to submit quarterly and annual financial statements to the supervisory authority.

     In addition, reinsurers are obligated to submit detailed reports on the nature and volume of their business to the supervisory authority in accordance with the Ordinance on Reporting by Insurance Enterprises to the Federal Insurance Supervisory Office.

     The supervisory authority may, at its discretion, perform inspections at the reinsurer’s premises to verify compliance with these statutory obligations.

     In current practice, for the most part German reinsurers are only indirectly supervised, principally through the supervision of primary insurance companies. Exploration of subjecting German reinsurance companies to a more extensive form of regulation and supervision has not progressed very far to date. However, German reinsurance companies may become subject to more intense regulation in the future. In particular, the Federal Insurance Supervisory Office requires German insurance companies to monitor their reinsurance agreements, which has led to the installation of internal rating systems for reinsurers by German insurance companies.

European Union Directives

     Our businesses in the United Kingdom and Germany, as well as in the other member states of the European Union, or EU, and the European Economic Area, or EEA, are impacted by EU directives. These directives are implemented through legislation in each member state. Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, the free establishment of branches and subsidiaries within the EU. Without being part of the EEA nor being bound by contract, Switzerland reviews and largely conforms its financial services regulations with EU Directives.

C.     ORGANIZATIONAL STRUCTURE

     We are a multinational group of companies with insurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Holdings (North America) Inc., which holds our subsidiaries Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., and Converium Rückversicherung (Deutschland) AG. Converium owns, directly or indirectly, 100% of all of our operating companies, except for Converium Rückversicherung (Deutschland) AG of which we own 98.6% of the outstanding shares. Third party investors own the balance of the ordinary shares, which are listed on the Düsseldorf stock exchange (Rheinisch-Westfälische Börse zu Düsseldorf).

     The following chart summarizes our corporate structure.

(1)	The balance of the equity in Converium Rückversicherung (Deutschland) AG is held by public shareholders.

(2)	The balance of the equity in HVAG is held by a group of individuals; the balance of the equity in SATEC is held by its management; and the balance of the equity in MDU Services is held by The Medical Defence Union Limited, London.

(3)	SATEC S.R.L.; San Marco 2887, 30124 Venice, Italy; underwriting agency.

(4)	MDU Services Ltd.; 230 Blackfriars Road, London, SEI 8PJ, UK; insurance agency and management services.

D.     PROPERTY, PLANTS AND EQUIPMENT

     Our operational head office is located at General Guisan — Quai 26, 8002 Zurich, Switzerland, where we lease an aggregate of 227,226 square feet. We also maintain offices at:

•	our U.S. headquarters in New York, New York, at One Chase Manhattan Plaza, New York, NY 10005 where we sublease an aggregate of 77,013 square feet and

•	our German headquarters in Cologne, Germany, at Clever Strasse 36, 50668 Köln, Germany where we lease an aggregate of 44,918 square feet

     In addition to our headquarter offices, we lease space for our branch and marketing offices. In addition, we have administrative offices in Stamford, Connecticut. We believe that these facilities are adequate for our present needs in all material respects. We also hold other properties for investment purposes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     OPERATING RESULTS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements including the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described or implied by these forward-looking statements. You should read the information under “Risk Factors” on page 3 of this annual report for information about material risks and uncertainties that affect our business and “Cautionary Note Regarding Forward-Looking Statements” on page ii for information about our presentation of forward-looking information.

Overview

     Converium is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance.

     Converium was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services formerly operated under the “Zurich Re” brand name. On December 1, 2001, Converium entered into an agreement with Zurich Financial Services, referred to as the Master Agreement, which sets forth the terms of our separation from Zurich Financial Services. On December 11, 2001, Zurich Financial Services sold 87.5% of its interest in Converium to the public in a global offering, representing our legal separation from Zurich Financial Services. Subsequently, on January 9, 2002, Zurich Financial Services sold to the public its remaining 12.5% interest in Converium as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares. See “Item 4. — Information on the Company — A. History and Development of the Company.”

     Subsequent to these Formation Transactions, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. See “Item 10. — Additional Information — C. Material Contracts” and the notes to the consolidated financial statements.

     Based on calendar year 2000 third party net premiums written, Converium ranks among the ten largest global professional reinsurers. Converium is rated “A” (Excellent) by A.M. Best Company, Inc., “A+” (Strong) by Standard & Poor’s Corporation and “A1” (Good) by Moody’s Investors Service, Inc.

     We organize our business and allocate our capital and other resources through four operating segments:

•	Converium Zurich — Non-Life reinsurance

•	Converium North America — Non-Life reinsurance

•	Converium Cologne — Non-Life reinsurance

•	Converium Life — Life reinsurance

     We prepare segregated financial information for each of our operating segments. In the future, we plan to continue conducting our business and measuring our financial and operating performance based on these segments.

     We derive our revenues principally from:

•	premiums from our non-life and life reinsurance and insurance businesses

•	investment income and investment gains from our portfolio of invested assets, net of investment expenses

•	interest on premium and loss deposits withheld by our clients

     Our costs and expenses principally consist of:

•	losses and loss adjustment expenses, which include:

• non-life reinsurance and insurance losses and loss adjustment expenses

• death and other life reinsurance benefits

•	operating and administration costs, which include:

• treaty and individual risk underwriting acquisition costs, commonly referred to as commissions

• overhead costs, predominantly consisting of salaries and related costs

• interest expenses

• income taxes

     Our profitability depends to a large extent on:

•	the quality of our underwriting and pricing

•	the level of incurred losses and commissions

•	the timing of loss and benefit payments

•	our ability to earn appropriate yields on our investment portfolio

•	our ability to manage operating and administration costs

•	our ability to efficiently and effectively manage risk, including retrocessions

     When reviewing our financial statements, there are certain business characteristics that affect the reporting of our results. The most significant factors are set forth below.

Formation Transactions and Consolidated Financial Statements

     We prepare our financial statements on a U.S. GAAP basis. For periods prior to December 11, 2001, we derived the financial information in this annual report from the historical financial statements of Zurich Financial Services. These statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. The Formation Transactions included the:

•	creation of Converium Holding AG, based in Zug, Switzerland, as a separate legal entity

•	reinsurance by Converium Switzerland under the Quota Share Retrocession Agreement described below of substantially all of the third party reinsurance business historically underwritten under the “Zurich Re” brand name by the Zurich Re Zurich business unit of Zurich Financial Services

•	establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement in conjunction with the cancellation of the Zurich Financing Agreement

•	transfer by Zurich Financial Services and its subsidiaries of cash and other assets and liabilities to Converium

     The assets transferred to us included:

•	approximately $70 million in shares in PSP Swiss Property Ltd., Zug, a company listed on the SWX Swiss Exchange

•	approximately $50 million in units of Zurich Invest Aktien Euroland, an investment fund quoted on the Frankfurt Stock Exchange

•	approximately $5 million in shares in Private Equity Holding Ltd., Zug, a company listed on the SWX Swiss Exchange

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium Zurich business

     The balance of the assets transferred to us consists of cash, of which approximately $135 million was used by Converium Switzerland to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services.

     Our financial results reflect the effects of the intercompany financing agreement between Converium Switzerland and an affiliate of Zurich Financial Services, which we refer to as the Zurich Financing Agreement. This agreement was established to help measure the profitability and cash flows of the reinsurance operations of Zurich Insurance Company, or ZIC, and historically accounted for substantially all of the investment returns of the Zurich Re Zurich business unit of Zurich Financial Services. As a consequence of the Formation Transactions, this agreement was cancelled, effective July 1, 2001.

     Accordingly, our financial statements may not necessarily reflect the results that Converium would have achieved on a stand-alone basis, mainly because of different investment results. See “— Investment Results” for a discussion of the impact on our investment results of the cancellation of the Zurich Financing Agreement, the establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement, and the related capital contribution to Converium Switzerland by Zurich Financial Services and its subsidiaries.

     The following is a description of certain transactions that have been entered into by Converium and Zurich Financial Services and their respective subsidiaries to establish Converium as a stand-alone legal entity.

     Converium Zurich. Historically, Converium Zurich was not a separate legal entity and underwrote substantially all of its business pursuant to reinsurance policies issued by ZIC and Zurich International (Bermuda) Limited, or ZIB, both subsidiaries of Zurich Financial Services, and was operated as the Zurich Re Zurich business unit of Zurich Financial Services. These insurance subsidiaries were retained by Zurich Financial Services. In June 2001, we incorporated Converium AG, based in Zurich, which is a wholly owned subsidiary of Converium Holding AG and is referred to as Converium Switzerland. Since October 1, 2001, Converium Zurich has written its new and renewal business on the balance sheet of the new legal entity. The third party reinsurance business written by ZIC and ZIB under the “Zurich Re” brand name with an inception date on or after January 1, 1987 was reinsured by Converium Zurich pursuant to the Quota Share Retrocession Agreement. See “Item 10. — Additional Information — C. Material Contracts — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement” for a description of this agreement. This business is reflected in our financial statements as if it had been written by Converium Zurich from the date of inception of the business.

     The transfer of the Converium Zurich business was accomplished pursuant to the Quota Share Retrocession Agreement, on a funds withheld basis. This means that Converium Zurich assumed all the liabilities (except certain liabilities arising from the September 11th terrorist attacks), primarily consisting of loss and loss adjustment expense reserves plus unearned premium balances, relating to the business. ZIC and ZIB retained the assets which support this business, and Converium Zurich receives an investment return derived from these assets in the form of interest. In this annual report, we refer to the assets retained by ZIC and ZIB as the “Funds Withheld Asset.” See “— Investment Results” and “Item 4. — Information on the Company — B. Business Overview - Investments.” Under the Quota Share Retrocession Agreement, ZIC and ZIB remain the legal counter-parties for the original insureds and Converium Zurich reinsures ZIC and ZIB. Converium Zurich retains the profits and losses from this business.

     Converium Zurich has financial risks relating to the gross loss and loss adjustment expense reserves and related third party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We manage all third party retrocessions related to the reinsured business and bear the credit risk for uncollectible reinsurance balances (with the exception of reinsurance for September 11th events). Additionally, we have a right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third party retrocessions for the benefit of the reinsurance policies covered under the agreement without the consent of Converium.

     Under the Quota Share Retrocession Agreement, the interest payable to Converium Switzerland on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies as of July 1, 2001 and reflect the estimated duration of the underlying reinsurance liabilities as of that date. Interest on the Funds Withheld Asset is payable quarterly in the currencies of the assets held and the amount of interest payable will vary due to changes in the currency mix of the Funds Withheld Asset and changes in foreign exchange rates. Among other things, this structure is designed to reduce our exposure to foreign currency movements.

     Converium North America. In North America, our business is conducted through the legal entities Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., which are held through Converium Holdings (North America) Inc. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. have historically been known as Zurich Reinsurance (North America), Inc., and ZC Insurance Company, respectively. Converium Holdings (North America) Inc. is a newly created Delaware holding company established to own our North American reinsurance and insurance operations.

     Historically, a number of Zurich Financial Services business units wrote business not managed by us on the Converium Reinsurance (North America) Inc. balance sheets. These units included Zurich Financial Services’ internal reinsurance division, referred to as GRI, and the Centre Group of companies, referred to as Centre Group. As part of the Formation Transactions, the business underwritten by GRI and Centre Group has been either novated or retroceded to affiliates of Zurich Financial Services pursuant to certain reinsurance and novation agreements. See “Item 10. — Additional Information - C. Material Contracts.” for a description of this agreement. Our financial statements reflect the business that remains the financial responsibility of Converium North America and exclude novated business from all periods presented. The business that will be retroceded is reported as 100% ceded for all periods presented. Converium North America will only have financial responsibility for the retroceded business if these affiliates of Zurich Financial Services do not meet their reinsurance obligations. However, this risk is mitigated by the fact that we hold reinsurance deposits to collateralize the retroceded liabilities.

     Converium Cologne and Converium Life. Converium Cologne and Converium Life conduct their business through Converium Rückversicherung (Deutschland) AG, which we refer to as Converium Germany. Converium Germany was historically known as Zürich Rückversicherung (Köln) AG, or ZRK. Historically, Zurich Re Zurich, ZIC and GRI all wrote reinsurance business through policies issued by Converium Germany. As part of the Formation Transactions, business not managed by us but written on policies issued by Converium Germany was novated, commuted or retroceded to affiliates of Zurich Financial Services or third parties. Our financial statements reflect the business that remains the financial responsibility of Converium Cologne and exclude novated and commuted business from all periods presented.

Critical Accounting Policies

     The accounting policies for premiums and non-life loss and loss adjustment expense reserves described more fully below are those we consider critical in preparing our financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated and Historical Combined Financial Statements.

Premiums

     When we underwrite business, we receive premiums for assuming the risk. When our client is an insurance company, we classify this as assumed premiums written, and when our client is not an insurance company, we classify it as direct premiums written. When combined, assumed premiums and direct premiums are referred to as gross premiums. Should we choose to purchase reinsurance protection for the business that we underwrite, then the premiums paid to the retrocessionaire for the protection are recorded as ceded premiums written. The amount represented by gross premiums written less ceded premiums written is referred to as net premiums written.

     Premiums written during one reporting period do not necessarily represent the risks actually carried during that period. In a typical reporting period we generally earn a portion of the premiums written during that period together with premiums which were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.

     We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. In our analysis of trends, we relate the change in premiums earned to the change in premiums written. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in our mix of business from year to year.

Non-Life Loss and Loss Adjustment Reserves

     We are required by applicable insurance laws and regulations as well as U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. We estimate our loss and loss adjustment reserves on the basis of the facts available at the time the loss and loss adjustment expense reserves are established and use actuarial methodologies which are commonly used in our industry. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income. See “Item 4 — B. Business Overview — Establishment of Loss and Loss Adjustment Expense Reserves” for a description of this process.

     Our non-life losses and loss adjustment expenses include property catastrophe incurred losses. For the year ended December 31, 1999, we had an internal quota share facility in effect that allocated property catastrophe premiums and loss experience on a contractual percentage basis among our three non-life segments. Our accident year 1999 included material catastrophe losses, which we define for this purpose as individual loss events that resulted in $10.0 million or more of incurred losses to us. These losses resulted from the 1999 European winter storms Anatol, Lothar and Martin and are reflected in our results of operations for each of 2000 and 1999. These European storm events occurred at the end of the fourth quarter of 1999. Accordingly, loss estimates provided to us by our clients for the 1999 year-end close were necessarily based on limited information. When more complete claim information became available in 2000, we increased our estimated loss liabilities to reflect the higher reported claims. The only natural catastrophe event that impacted our financial results for 2001 was the El Salvador earthquake totaling $14.2 million.

     The table below presents these identified natural catastrophe losses in 2001, 2000 and 1999 by segment and year.

	Year Ended
		December 31,

	2001	2000	1999

		($in millions)
Converium Zurich	$14.2	$8.1	$11.0
Converium North America	—	8.3	11.2
Converium Cologne	—	3.2	4.3

Total losses incurred from identified catastrophes	$14.2	$19.6	$26.5

September 11th Events

     The September 11th terrorist attacks in the United States represent the largest loss event in the insurance industry’s history. As of December 31, 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, attributable primarily to our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third party liability lines of business. Our gross estimates are subject to adjustment as more information becomes known and as claims are received.

     Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. See Note 8 to our financial statements and “Item 10. — Additional Information — C. Material Contracts — September 11th Coverage.”

Enron Chapter 11 Reorganization

     On December 2, 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded incurred losses of $67.0 million pre-tax ($48.0 million post-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures resulted principally from credit and surety and, to a lesser extent, liability lines of business in our Converium Zurich and Converium North America operating segments.

     These estimates reflect Converium’s aggregate limits under the related contracts. As of the date of this annual report, all of the facts and circumstances relating to Enron’s reorganization are not known. Accordingly, the losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

Exchange Rate Fluctuations

     In view of our global scale and the fact that more of our business is transacted in U.S. dollars than in any other currency, we report our consolidated financial information in U.S. dollars. However, a large portion of our consolidated revenues and expenses are denominated in other currencies including the Euro, British pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences related to the assets and liabilities of these business units are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement. These amounts were not material in any period presented.

     Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the U.S. dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our U.S. dollar reported premiums, losses and expenses.

Investment Results

     Investment results are an important part of our overall profitability. We seek to minimize the effect of interest rate and stock market fluctuations through the diversification of our investment portfolio. Our diversification strategy seeks to match, to the extent possible, assets and liabilities by currency and maturity. The decline in the average pre-tax yield in 2001 mainly reflects poorly performing stocks resulting in $82.5 million of impairment losses on our equity portfolio during the year. The decline in the average pre-tax realized yield in 2000 mainly reflects the decline in interest rate levels related to the Zurich Financing Agreement.

     We reported net investment income of $228.7 million for 2001 as compared to $176.0 million for 2000, an increase of $52.7 million or 29.9%. The increase is from Converium Zurich, primarily due to the Funds Withheld Asset/Zurich Financing Agreement explained more fully below. Our net investment income was $176.0 million in 2000 compared to $214.0 million in 1999, representing a decrease of $38.0 million, or 17.8%. The decrease in investment income primarily related to lower returns attributed to the Zurich Financing Agreement.

     Prior to the Formation Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

     Effective January 1, 2001, the Zurich Financing Agreement was amended to provide a fixed interest return. Effective July 1, 2001, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. The interest payable to Converium Zurich on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. For 2001 the weighted average interest rated based on the currency mix on the Funds Withheld Asset was 5.4% and at December 31, 2001, the weighted average interest rate was 5.3%

     If we had obtained the 5.4% weighted average interest rate on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30 million higher.

     Equity securities comprised approximately 14% of our investment portfolio at December 31, 2001. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. The equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

     We had net realized capital losses in 2001 of $18.4 million, compared to net realized gains of $83.7 million in 2000 and $76.3 million in 1999. The decrease of $102.1 million in 2001 reflects $82.5 million of impairment losses on our equity portfolios following continued deterioration in global stock markets, particularly in the telecommunications and technology sectors in North America where market values were substantially below our cost for a number of months, and where we did not expect values to recover in the near term.

     The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2001, 2000 and 1999. The average pre-tax yield is calculated by dividing total investment income for the period, net of investment expenses and realized capital gains (losses), by the average of the beginning and period end investment balances (including cash and cash equivalents).

	Net Investment Income and Net Realized Capital Gains (Losses)
	Year Ended December 31,

	2001			2000			1999

			Realized			Realized			Realized
		Pre-tax	gains		Pre-tax	gains		Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)	Income	yield	(losses)

	($in millions, except for percentages)
Fixed maturity securities	$130.0	5.7%	$45.9	$124.7	5.8%	$3.0	$114.6	5.7%	$(8.6)
Equity securities	9.7	1.5	(64.6)	9.2	1.6	83.8	9.0	1.7	84.0
Funds Withheld Asset/ Zurich Financing Agreement	75.7	5.2	0.0	40.1	2.9	0.0	74.6	5.6	0.0
Short-term and other	18.1	3.6	0.3	8.7	3.3	(3.1)	21.5	5.7	0.9
Less investment expenses	(4.8)			(6.7)			(5.7)

Total	228.7	4.7		176.0	4.0		214.0	5.0

	Net Investment Income and Net Realized Capital Gains (Losses)
	Year Ended December 31,

	2001			2000			1999

			Realized			Realized			Realized
		Pre-tax	gains		Pre-tax	gains		Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)	Income	yield	(losses)

	($in millions, except for percentages)
Net realized capital (losses) gains	(18.4)			83.7			76.3

Net investment income and
net realized capital (losses)gains	$210.3	4.3		$259.7	5.9		$290.3	6.8

     The average pre-tax realized investment yields of our investment portfolio for the years ended December 31, 2001, 2000, and 1999 were 4.3%, 5.9%, and 6.8% respectively. The average pre-tax yield is calculated by dividing net investment income and net realized capital gains (losses) for the period, by the average of the beginning and period end investment balances (including cash and cash equivalents). The declines in the average pre-tax realized yield in 2001 and 2000 mainly reflect poorly performing stocks as well as continued decline in interest rate levels as described above for the Zurich Financing Agreement.

     As a result of the amendment of the Zurich Financing Agreement on January 1, 2001 and its subsequent cancellation on July 1, 2001, and the establishment of the Funds Withheld Asset on July 1, 2001, we expect our investment results to differ from those we reported before. In particular, we believe that the bond yield basis by which income on the Funds Withheld Asset is calculated, the elimination of the 25% equity component and our ability to invest our new capital and assets arising from future business will reduce the volatility of our investment earnings as compared with the total return basis of calculating investment income under the Zurich Financing Agreement. In addition, as the balance of the Funds Withheld Asset declines, we believe that our investment results may improve as a result of our ability to manage our investments in response to changing market conditions and on a more diverse basis. However, we cannot assure you that we will experience improved investment results in the future, or that these results will contribute materially to our results of operations.

     Under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us in whole or in part as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments which may not provide yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

     As a result of the changes described above, Converium Zurich’s investment income is comprised of:

•	Interest income on the Funds Withheld Asset,

•	Investment income on the asset portfolio we possess, in addition to the Funds Withheld Asset, plus

•	Investment income on the new fixed income and equity securities to be purchased by Converium Zurich with its newly contributed capital, as well as cash flow from new and renewal reinsurance business.

     We invested the additional cash contributed to us by Zurich Financial Services in accordance with our investment policies. See “Item 4. - “Information on the Company — B. Business Overview — Investments.”

Restructuring Charge

     In connection with the Formation Transactions, Converium incurred $50 million in restructuring costs during 2001. Any restructuring costs relating to the Formation Transactions in excess of this amount have been borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, include the cost and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes.

Income Tax

     We are subject to local income tax requirements in the jurisdictions in which we operate. The income tax expense reflected in our financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income.

     The income tax we pay is based on local tax statements in which our reported income and expenses may differ from that reported in our financial statements. For example, we were a party to certain types of reinsurance contracts for which resulting income and expense may not be recognized as taxable income or expense in the United States.

     As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next. For more information about our income tax expenses, see Note 11 to our financial statements.

Regulatory and Legislative Environment

     Our business is subject to regulation in all of the jurisdictions in which we operate. Regulation includes compliance with applicable laws covering operating and reporting requirements, monitoring of solvency and reserves and asset valuation. Changes in government policy or taxation also may affect our results of operations. In addition, political, judicial and legislative developments could broaden the intent and scope of coverage of existing policies written by our clients, which may result in additional liabilities for reinsurers. See “Item 4. — Information on the Company — B. Business Overview - Regulation.”

Combined Results of Operations

     The table below presents summary income statement data for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2000	1999

		($in millions)
Revenues:
Gross premiums written	$2,881.2	$2,565.8	$1,928.7

Net premiums written	$2,482.6	$1,996.0	$1,570.2

Net premiums earned	$2,295.2	$1,861.5	$1,401.5
Net investment income and net realized capital (losses) gains	210.3	259.7	290.3
Other (loss) income	(5.8)	29.3	22.1

Total revenues	2,499.7	2,150.5	1,713.9

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(2,300.5)	(1,604.5)	(1,138.7)
Underwriting acquisition costs	(508.1)	(454.4)	(340.3)
Operating and administration expenses	(146.4)	(116.0)	(112.8)
Interest expense	(24.2)	(17.1)	(17.5)
Amortization of goodwill	(7.8)	(7.3)	(6.2)
Restructuring costs	(50.0)	—	—

Total benefits, losses and expenses	(3,037.0)	(2,199.3)	(1,615.5)

(Loss) income before tax	(537.3)	(48.8)	98.4

Income tax benefit (expense)	169.9	19.5	(40.6)

Net (loss) income	$(367.4)	$(29.3)	$57.8

     The net income as presented in our financial statements is not necessarily representative of the net income and return on equity we would have achieved as a stand-alone legal entity, principally with respect to investment results. See “— Investment Results.”

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Consolidated Net (Loss) Income

     We reported a net loss of $367.4 million for 2001 compared to a net loss of $29.3 million for 2000. As discussed below, pre-tax losses of $289.2 million were recognized for the September 11th terrorist attacks, net pre-tax adverse loss development of $123.6 million was recorded related to accident years 2000 and prior, $67.0 million in pre-tax losses were incurred relating to the Enron Chapter 11 reorganization and $28.5 million in ceded premiums were recorded for September 11th terrorist attacks and other coverages from Zurich Financial Services.

     In addition, the net loss included $82.5 million in pre-tax charges against income for publicly traded equity investments that were impaired. The impairment charges reflect continued deterioration in global stock markets, particularly in North America. As a result of these charges, our gross pre-tax unrealized losses in our equity portfolio declined from $65.9 million at December 31, 2000 to $25.1 million at December 31, 2001 and our net pre-tax unrealized position improved from a loss of $1.3 million at December 31, 2000 to a gain of $22.1 million at December 31, 2001.

     The above charges were offset by a tax benefit of $169.9 million in 2001 compared to a benefit of $19.5 million in 2000.

Converium Consolidated Premiums

     Our consolidated gross premiums written in 2001 were $2,881.2 million, compared to $2,565.8 million in 2000, representing an increase of $315.4 million, or 12.3%. Our consolidated net premiums written in 2001 were $2,482.6 million, compared to $1,996.0 million in 2000, representing an increase of $486.6 million, or 24.4%. The increase in gross premiums written is less than the increase in net premiums written partially due to the elimination of certain treaties where Converium North America assumed the risk and then retroceded material amounts to other reinsurers.

     The increase in premiums written in 2001 was driven predominately by increasing our share of clients’ business upon renewal and by new business written by Converium Zurich, which had an increase in net premiums written of $366.7 million, as described more fully in the segment discussions which follow.

     The above premium growth was offset by reduced premium volume due to the non-renewal of certain treaties in 2001 that did not meet our underwriting performance targets, primarily in the liability lines.

     Our consolidated net premiums earned in 2001 were $2,295.2 million compared to $1,861.5 million in 2000, representing an increase of $433.7 million, or 23.3%. This increase reflects our growth in net premiums written.

     Converium Consolidated Net Investment Income and Net Realized Capital (Losses) Gains

     Our consolidated net investment income was $228.7 million in 2001 compared to $176.0 million in 2000, representing an increase of $52.7 million, or 29.9%. The increase is from Converium Zurich, primarily due to the Funds Withheld Asset/Zurich Financing Agreement, as described more fully in the segment discussions which follow.

     Converium’s consolidated net realized capital losses were $18.4 million in 2001 compared to net realized capital gains of $83.7 million in 2000, representing a decrease of $102.1 million. The decrease reflects $82.5 million of impairment losses on our equity portfolio following continued deterioration in global stock markets, particularly in the telecommunication and technology sectors in North America where market values were substantially below our cost for a number of months, and where we did not expect value to recover in the near term.

Converium Consolidated Other (Loss) Income

     Our other loss in 2001 was $5.8 million compared to other income of $29.3 million in 2000, representing a decrease of $35.1 million. Reasons for this decrease include the decline in the market value of our investments in private equity funds of $6.2 million relative to 2000 and interest expense of $6.7 million on an aggregate excess of loss cover purchased by Converium North America in 2001, with the balance primarily representing reduced interest income on third-party reinsurance deposits.

Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

     Our consolidated net losses and loss adjustment expenses and life benefits in 2001 were $2,300.5 million compared to $1,604.5 million in 2000, representing an increase of $696.0 million, or 43.4%. The adjusted non-life loss and loss adjustment expense ratio was 76.6% in 2001, compared to 82.9% in 2000. The adjusted ratio was calculated excluding the impact of the following loss events: the September 11th terrorist attacks, including the related ceded premium to Zurich Financial Services, the Enron Chapter 11 reorganization and net reserve development. The actual non-life loss and loss adjustment expense ratio was 99.7% in 2001, compared to 86.6% in 2000.

     The September 11th terrorist attacks in the United States represent the largest loss event in the insurance industry’s history. As of December 31, 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Our gross estimates are subject to adjustment as more information becomes known and as claims are received.

     Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Germany with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

     On December 2, 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization. We recorded $67.0 million in losses as of December 31, 2001, representing our aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, from liability lines of business in the Converium Zurich and Converium North America operating segments.

     In the first half of 2001, we recorded $112.0 million of net adverse loss reserve development. In the second quarter of 2001, we retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. The review began during the second quarter of 2001 and was completed in the third quarter of 2001. The independent analysis reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most of fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and our own evaluations of these new developments, additional provisions of $112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. The adverse loss development mainly related to general liability, commercial auto liability and umbrella treaty business written in 1996 through 1999. The net amounts of reserve development by segments were $125.0 million of adverse development at Converium North America offset by $13.0 million of net positive development at Converium Zurich.

     In the second half of 2001, we recorded an additional $11.6 million of net adverse loss reserve development based on our year end review of non-life reserves. Converium Cologne increased its asbestos and environmental reserves by $11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. Converium Cologne also performed an in-depth analysis of its European and Middle Eastern non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional $20.0 million in reserves were recorded for European and Middle Eastern motor lines for years 2000 and prior. Converium Cologne also recorded an additional $9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of $39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by $69.0 million, reflecting positive development of $30.0 in aviation and space, primarily on non-proportional treaty business for the years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

     In addition to the adverse loss development discussed above, in the fourth quarter of 2001 Converium Cologne recorded a loss of $26.8 million for liability and recall costs related to the withdrawal of a German cholesterol-reducing drug (Bayer Lipobay®, or Baycol®).

Converium Consolidated Underwriting Acquisition Costs

     Our underwriting acquisition costs, which primarily relate to commissions on treaty and individual risk business, were $508.1 million in 2001 compared to $454.4 million in 2000, representing an increase of $53.7 million, or 11.8%. This increase is mainly related to the increase in net premiums earned. Our non-life underwriting expense ratio in 2001 was 23.2%, compared to 23.9% in 2000. This decrease is due to a lower underwriting expense ratio for Converium Zurich and the non-renewal by Converium Cologne of several contracts with high commissions.

Converium Consolidated Operating and Administration Expenses

     Our operating and administration expenses in 2001 were $146.4 million compared to $116.0 million in 2000, representing an increase of $30.4 million, or 26.2%. This increase was the result of growth and an increased cost level required for new functions and departments required as an independent company, such as treasury, investor relations and communications. In addition, various costs related to the initial public offering, such as share-based compensation, increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the administration expense ratio declined to 6.1% in 2001, compared to 6.4% in 2000.

Converium Consolidated Interest Expense, Amortization of Goodwill and Restructuring Costs

     Our interest expense in 2001 was $24.2 million compared to $17.1 million in 2000, representing an increase of $7.1 million, or 41.5%. This increase is principally due to an increase in short-term borrowings from Zurich Financial Services, which caused Converium to have a higher average amount outstanding during 2001.

     Amortization of goodwill in 2001 was $7.8 million compared to $7.3 million in 2000, representing an increase of $0.5 million, or 6.9%.

     Restructuring costs in 2001 were $50.0 million. The restructuring charges include the costs and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes in Switzerland. Any restructuring costs relating to the Formation Transactions in excess of this amount will be borne by Zurich Financial Services.

Converium Consolidated Income Tax Benefit

     Our income tax benefit was $169.9 million in 2001 compared to a consolidated income tax benefit of $19.5 million in 2000, representing an increase of $150.4 million. The large increase in the income tax benefit was a result of Converium’s increased pre-tax losses.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Consolidated Net Income (Loss)

     We reported a consolidated net loss of $29.3 million for 2000 compared to consolidated net income of $57.8 million in 1999, representing a decrease of $87.1 million. This decrease was primarily due to increased losses and loss adjustment expenses, including significant adverse loss development from prior years, and reduced net investment income and net realized capital gains. This was partially offset by an income tax benefit of $19.5 million in 2000 as compared to income tax expense of $40.6 million in 1999 due to the losses incurred during 2000. The components of net income are described below.

Converium Consolidated Premiums

     Our consolidated gross premiums written in 2000 were $2,565.8 million, compared to $1,928.7 million in 1999, representing an increase of $637.1 million, or 33.0%. Our consolidated net premiums written in 2000 were $1,996.0 million, compared to $1,570.2 million in 1999, representing an increase of $425.8 million, or 27.1%.

     Our premium growth in 2000 compared with 1999 was primarily driven by the traditional non-life reinsurance treaty business. Predominantly this growth was from Converium Zurich, where net premiums written increased by $248.8 million, or 43.7% and Converium North America, where net premiums written increased by $167.4 million, or 24.7% as described more fully in the segment discussions which follow.

     Our consolidated net premiums earned in 2000 were $1,861.5 million compared to $1,401.5 million in 1999, representing an increase of $460.0 million, or 32.8%. This increase primarily reflected our 27.1% growth in net premiums written.

Converium Consolidated Net Investment Income and Net Realized Capital Gains

     Our consolidated net investment income was $176.0 million in 2000 compared to $214.0 million in 1999, representing a decrease of $38.0 million, or 17.8%. The decrease in investment income primarily related to lower returns attributed to the Zurich Financing Agreement. See “— Overview — Investment Results.”

     Converium’s consolidated net realized capital gains were $83.7 million in 2000 compared to $76.3 million in 1999, representing an increase of $7.4 million, or 9.7%.

Converium Consolidated Other Income (Loss)

     We reported consolidated other income of $29.3 million in 2000 compared to $22.1 million in 1999, representing an increase of $7.2 million, or 32.6%. The increase in other income in 2000 was primarily due to interest income on third party reinsurance deposits.

     Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

     Our consolidated net losses and loss adjustment expenses and life benefits in 2000 were $1,604.5 million compared to $1,138.7 million in 1999, representing an increase of $465.8 million, or 40.9%. The increase is attributable to losses and loss adjustment expenses and life benefits at Converium Zurich of $154.5 million, at Converium North America of $253.0 million, at Converium Cologne of $56.3 million, and at Converium Life of $2 million. These increases resulted principally from the 32.8% increase in our net premiums earned, and from adverse development of $19.6 million from the 1999 European winter storms Anatol, Lothar and Martin, and $45.8 million of net adverse development in other lines of business. The net amounts of reserve development for our segments were $81.0 million of adverse development at Converium North America, $25.4 million of adverse development at Converium Cologne, $41.0 million of net positive development at Converium Zurich. The factors which caused these developments are described more fully in the segment discussions below.

Converium Consolidated Underwriting Acquisition Costs

     These costs primarily relate to commissions on treaty and individual risk business. Our consolidated underwriting acquisition costs were $454.4 million in 2000 compared to $340.3 million in 1999, representing an increase of $114.1 million, or 33.5%. This was in line with our growth in net premiums earned of 32.8%.

Converium Consolidated Operating and Administration Expenses

     Our consolidated operating and administration expenses were $116.0 million in 2000 compared to $112.8 million in 1999, representing an increase of $3.2 million, or 2.8%. The increase primarily related to increased headcount and related overhead costs and increased information technology costs to support our growth.

Converium Consolidated Interest Expense and Amortization of Goodwill

     Our interest expense for the year ended December 31, 2000 was $17.1 million compared to $17.5 million for the year ended December 31, 1999, representing a decrease of $0.4 million, or 2.3%. This decrease is principally due to a decrease in interest expense on short term borrowings from Zurich Financial Services which had a lower average amount outstanding for the year ended December 31, 2000.

     Amortization of goodwill for the year ended December 31, 2000 was $7.3 million compared to $6.2 million for the year ended December 31, 1999, representing an increase of $1.1 million, or 17.7%. This increase results from six months amortization of goodwill in 2000 related to our acquisition of MDU Services Ltd. in May 2000. Goodwill on this acquisition is being amortized over 9.5 years.

Converium Consolidated Income Tax Benefit (Expense)

     Income tax benefit was $19.5 million in 2000 compared to a consolidated income tax expense of $40.6 million in 1999, representing a decrease of $60.1 million. This change reflects the losses we incurred at both Converium North America and Converium Cologne. This decrease in our effective tax rate in 2000 is a result of an increase in non-taxable reinsurance recoveries of $20.5 million, offset by an $18.1 million increase in the unrecognized benefits of Converium Zurich’s tax loss carryforward which will not accrue to Converium after the global offering.

Results of Operations by Operating Segment

     To measure the financial performance of our operating segments, we exclude certain items such as income taxes, interest expense on debt, goodwill amortization and restructuring costs. The table below reconciles our segment income to our consolidated net income as set forth above and in our financial statements.

	Year Ended December 31,

	2001	2000	1999

	($in millions)
Converium Zurich	$(178.7)	$10.8	$10.0
Converium North America	(197.9)	(28.7)	78.4
Converium Cologne	(71.6)	(16.8)	34.5

Converium Non-Life	(448.2)	(34.7)	122.9
Converium Life	(7.1)	10.3	(0.8)

Total	(455.3)	(24.4)	122.1

Interest expense on debt	(24.2)	(17.1)	(17.5)
Amortization of goodwill	(7.8)	(7.3)	(6.2)
Restructuring costs	(50.0)	—	—
Income tax benefit (expense)	169.9	19.5	(40.6)

Net (loss) income	$(367.4)	$(29.3)	$57.8

Non-Life

     The table below presents information regarding results of operations of our Non-Life business for the years ended December 31, 2001, 2000 and 1999. This information is further discussed on a segment basis below.

	Year Ended December 31,

	2001	2000	1999

	($in millions)
Revenues:
Gross premiums written	$2,891.1	$2,556.8	$1,838.8

Net premiums written	$2,341.2	$1,881.6	$1,485.4

Net premiums earned	$2,170.1	$1,755.5	$1,321.8
Net investment income and net realized capital (losses) gains	208.2	263.0	280.1
Other (loss) income	(18.8)	7.7	20.6

Total revenues	2,359.5	2,026.2	1,622.5

Benefits, losses and expenses:
Losses and loss adjustment expenses	(2,163.6)	(1,520.0)	(1,056.2)
Underwriting acquisition costs	(502.4)	(419.9)	(333.6)
Operating and administration expenses	(141.7)	(121.0)	(109.8)

Total losses and expenses	(2,807.7)	(2,060.9)	(1,499.6)

Segment (loss) income	$(448.2)	$(34.7)	$122.9

Ratios:
Loss ratio	99.7%	86.6%	79.9%
Underwriting expense ratio	23.2%	23.9%	25.2%
Administration expense ratio	6.0%	6.4%	7.4%
Combined ratio	128.9%	116.9%	112.5%
Adjusted combined ratio (1)	105.4%	113.2%	122.3%

(1)	The adjusted combined ratio is calculated excluding the impact of the following events: the September 11th terrorist attacks, including the related ceded premium to Zurich Financial Services, the Enron Chapter 11 reorganization and net reserve development.

Converium Zurich

     The table below presents information regarding results of operations of our Converium Zurich segment for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$1,440.3	$1,020.0	$626.2

Net premiums written	$1,185.0	$818.3	$569.5

Net premiums earned	$1,012.4	$715.9	$470.6
Net investment income and net realized capital gains	89.3	47.0	77.3
Other income	3.2	12.0	8.1

Total revenues	1,104.9	774.9	556.0

Benefits, losses and expenses:
Losses and loss adjustment expenses	(1,026.9)	(569.2)	(414.7)
Underwriting acquisition costs	(202.1)	(150.2)	(96.1)
Operating and administration expenses	(54.6)	(44.7)	(35.2)

Total losses and expenses	(1,283.6)	(764.1)	(546.0)

Segment (loss) income	$(178.7)	$10.8	$10.0

Ratios:
Loss ratio	101.4%	79.5%	88.1%
Underwriting expense ratio	20.0%	21.0%	20.4%
Administration expense ratio	4.6%	5.5%	6.2%
Combined ratio	126.0%	106.0%	114.7%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Zurich Segment (Loss) Income

     Converium Zurich reported a segment loss of $178.7 million in 2001 compared to segment income of $10.8 million in 2000, representing a decrease of $189.5 million. This decrease was primarily due to net losses of $210.0 million arising out of the September 11th terrorist attacks and $27.7 million related to the Enron reorganization. These losses were partially offset by increased net investment income and net realized capital gains of $42.3 million. The components of segment income are described below.

Converium Zurich Premiums

     Converium Zurich’s gross premiums written in 2001 were $1,440.3 million compared to $1,020.0 million in 2000, representing an increase of $420.3 million, or 41.2%. Net premiums written in 2001 were $1,185.0 million compared to $818.3 million in 2000, representing an increase of $366.7 million, or 44.8%. Converium Zurich’s premium growth in 2001 resulted from both the traditional treaty business and the structured/finite business. Growth was in most lines of business and regions and primarily resulted from increasing our share of clients’ business upon renewal and from new business.

     Converium Zurich’s non-proportional net premiums written in 2001 were $257.4 million compared to $265.1 million in 2000, representing a decrease of $7.7 million, or 2.9%. Converium Zurich’s proportional net premiums written in 2001 were $824.7 million compared to $474.2 million in 2000, representing an increase of $350.5 million, or 73.9%. For a discussion of non-proportional and proportional reinsurance, see “Item 4. — Information on the Company — B. Business Overview — Our Business — Types of Reinsurance.”

     Although non-proportional business decreased overall, we experienced growth in some lines including motor, where net premiums written increased $20.0 million, or 65.6% and liability, where net premiums written increased $7.2 million, or 15.8%.

     Offsetting this growth in 2001 was a decrease of $12.3 million in non-proportional multi-peril business, $13.3 million in non-proportional aviation and space business and $3.6 million in non-proportional engineering business.

     For proportional business, the largest growth lines in 2001 were:

•	motor, where net premiums written increased $83.8 million, or 161.1%

•	aviation and space, where net premiums written increased $76.9 million, or 92.5%

•	multi-peril, where net premiums written increased $58.1 million, or 100.0%

•	property, where net premiums written increased $40.0 million, or 43.0%

•	liability, where net premiums written increased $26.2 million, or 36.0%

•	accident and health, where net premiums written increased $16.0 million, or 64.3%

•	credit and surety, where net premiums written increased $14.5 million, or 16.6%

•	marine, where net premiums written increased $10.4 million, or 62.2%

     In our structured/finite business, net premiums written were $102.9 million in 2001 compared to $78.9 million in 2000, representing an increase of $24.0 million, or 30.4%. This growth resulted primarily from the liability and property lines of business.

     Converium Zurich’s largest growth regions in 2001 compared to 2000 were:

•	United Kingdom, where net premiums written increased $288.9 million, or 94.9%, primarily due to opportunistic expansion in the motor line, following our reallocation in 2000 of the market responsibility for the United Kingdom from Converium Cologne to Converium Zurich • our markets in Latin America, where net premiums written increased $49.9 million, or 69.9%

•	our markets in the Far East/Pacific Rim, where net premiums written increased $32.3 million, or 38.1%

•	business originating in North America, primarily sourced through the London market, where net premiums written increased $24.7 million, or 29.8%

•	our markets in the Near/Middle East and Northern Africa, where net premiums written increased $7.7 million, or 33.8%

     Partially offsetting this growth was a decrease of $16.2 million in the aggregate on business from Israel, Italy, Portugal, Switzerland and the Netherlands, a decrease of $12.9 million in business from Germany and $7.6 million in business from France. The decrease in Germany was largely a result of our transfer of underwriting responsibility for Germany to Converium Cologne.

     Converium Zurich’s net premiums earned in 2001 were $1,012.4 million compared to $715.9 million in 2000, representing an increase of $296.5 million, or 41.4%. This increase primarily reflected our growth in net premiums written.

Converium Zurich Net Investment Income and Net Realized Capital Gains

     Converium Zurich reported net investment income and net realized capital gains of $89.3 million in 2001 compared to $47.0 million in 2000, representing an increase of $42.3 million, or 90.0%.

     Prior to the Formation Transactions, Converium Zurich did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. The Zurich Financing Agreement provided for interest based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component.

     Effective January 1, 2001, the Zurich Financing Agreement was amended to provide a fixed interest return. Effective July 1, 2001, the Zurich Financing Agreement was cancelled and the Funds Withheld Asset was established. Under the Quota Share Retrocession Agreement, the interest payable on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset and reflected the estimated duration of the underlying reinsurance liabilities as of that date. As a result, the volatility of our investment earnings was reduced and our investment income in 2001 improved.

     For 2001 the weighted average interest rate based on the currency mix on the Funds Withheld Asset was 5.4%. If we had obtained the 5.4% weighted average interest rate on the average of the beginning and ending balance under the Zurich Financing Agreement in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30.0 million higher.

     For a description of the Funds Withheld Asset and the Quota Share Retrocession Agreement, see “Item 10. — Additional Information — C. Material Contracts — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement.”

Converium Zurich Other Income

     Converium Zurich reported other income in 2001 of $3.2 million compared to $12.0 million in 2000, representing a decrease of $8.8 million. This decrease primarily reflects a decrease in other technical income.

Converium Zurich Losses and Loss Adjustment Expenses

     Converium Zurich’s losses and loss adjustment expenses in 2001 were $1,026.9 million compared to $569.2 million for 2000, representing an increase of $457.7 million, or 80.4%. Net losses and loss adjustment expenses primarily increased by $210.0 million arising out of the September 11th terrorist attacks and $27.7 million due to the Enron reorganization. Without these events, the increase in loss and loss adjustment expenses would have been $220.0 million, or 38.7%. This increase in losses and loss adjustment expenses is reflective of the increase in net premiums earned of 41.4%. Losses and loss adjustment expenses for 2001 were partially offset by net positive loss reserve developments of $82.0 million for aviation and space, casualty and liability business written in prior years. We had been experiencing more favorable claims reporting data from most of our ceding companies than previously anticipated. Over time, as the actual emergence of losses could be used as an indication of future loss emergence, we revised these redundancies. During 2001, we determined that we could credibly believe that the actual loss emergence would ultimately be better than initial expectations and therefore adjusted our reserves accordingly. Our loss and loss adjustment expense ratio increased to 101.4% for 2001 from 79.5% for 2000, including 23.5 points related to the September 11th terrorist attacks and the Enron reorganization. Therefore, excluding these events, our loss and loss adjustment expense ratio would have been 77.9%, a 1.6 point decrease from our loss and loss adjustment expense ratio in 2000.

Converium Zurich Underwriting Acquisition Costs

     Converium Zurich’s underwriting acquisition costs were $202.1 million in 2001 compared to $150.2 million in 2000, representing an increase of $51.9 million, or 34.6%. This increase in underwriting acquisition costs is reflective of the increase in net premiums earned of 41.4%. Our underwriting expense ratio decreased by 1.0 point to 20.0% in 2001 from 21.0% in 2000.

Converium Zurich Operating and Administration Expenses

     Converium Zurich’s operating and administration expenses were $54.6 million in 2001 compared to $44.7 million in 2000, representing an increase of $9.9 million, or 22.2%. The increase in costs represents increased headcount and related overhead costs due to the establishment of new corporate and operational functions related to being a stand-alone company, such as treasury, investor relations, marketing, communications and information technology. However, our administration expense ratio, as a percentage of net premiums written, decreased by 0.9 points to 4.6% in 2001 from 5.5% in 2000 due to increased premium volume.

Converium Zurich Combined Ratios

     Converium Zurich’s combined ratio increased by 20.0 points to 126.0% in 2001 from 106.0% in 2000. This increase was driven by a 23.5 point increase in the loss ratio due to the September 11th terrorist attacks and the Enron reorganization. This increase was partially offset by the improvement of 1.6 points in our underlying loss ratio, 1.0 point improvement in our underwriting expense ratio and 0.9 points improvement in our administration expense ratio.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Zurich Segment Income (Loss)

     Converium Zurich’s segment income remained relatively constant at $10.8 million for 2000 compared to segment income of $10.0 million in 1999, representing an increase of $0.8 million, or 8.0%. The components of segment income are described below.

Converium Zurich Premiums

     Converium Zurich’s gross premiums written in 2000 were $1,020.0 million compared to $626.2 million in 1999, representing an increase of $393.8 million, or 62.9%. Net premiums written in 2000 were $818.3 million compared to $569.5 million in 1999, representing an increase of $248.8 million, or 43.7%. Converium Zurich’s net premium written growth in 2000 compared with 1999 was primarily driven by traditional treaty business growth. In 2000, we grew in most of our lines and regions primarily through increased volume. In addition, in selected markets such as the Caribbean, Japanese and Australian property catastrophe markets, we experienced significant price increases as well. Converium Zurich’s non-proportional business in 2000 was $265.1 million compared to $151.0 million in 1999, representing an increase of $114.1 million, or 75.6%. Converium Zurich’s proportional business in 2000 was $474.2 million compared to $313.1 million in 1999, representing an increase of $161.1 million, or 51.5%.

     For non-proportional business, the largest growth lines were:

•	property, where net premiums written increased $66.8 million, or 137.5%

•	motor, where net premiums written increased $18.6 million, or 156.3%

•	liability, where net premiums written increased $15.3 million, or 50.3%

     Partially offsetting this growth was a decrease in non-proportional aviation and space business to $34.3 million in 2000 from $47.6 million in 1999.

     For proportional business, the largest growth lines were:

•	liability, where net premiums written increased $40.7 million, or 127.2%

•	motor, where net premiums written increased $36.7 million, or 239.9%

•	aviation and space, where net premiums written increased $35.4 million, or 74.2%

•	engineering, where net premiums written increased $22.9 million, or 76.9%

     In our structured/finite business, net premiums written were $78.9 million in 2000 compared to $105.4 million in 1999, representing a decrease of $26.5 million, or 25.1%. Our comparative net premiums written reflect that in 1999 we entered into a significant structured/finite transaction in connection with our strategic alliance with the MDU.

     Excluding structured/finite business, Converium Zurich’s largest growth regions in 2000 compared to 1999 were:

•	United Kingdom, where net premiums written increased $97.3 million, or 47.0%, primarily by opportunistic expansion in the motor line, following our reallocation of the market responsibility for the United Kingdom from Converium Cologne to Converium Zurich

•	Belgium, Israel, Spain, Italy, Portugal, Switzerland and the Netherlands, where our aggregate net premiums written increased $67.5 million, or 63.3%

•	our markets in the Far East/Pacific Rim, where net premiums written increased $36.7 million, or 76.5%

•	our markets in Latin America, where net premiums written increased $28.7 million, or 67.2%

•	business originating in North America, sourced through the London market, where net premiums written increased $27.4 million, or 49.6%

     Partially offsetting this growth was a decrease in business from Germany, to $28.8 million in 2000 from $36.5 million in 1999, and a decrease in business from France, to $49.4 million in 2000 from $58.3 million in 1999. The decrease in Germany was largely a result of our transfer of underwriting responsibility for Germany to Converium Cologne. Additionally, Converium Zurich’s reported growth was partially offset by the devaluation of most European currencies against the U.S. dollar. On a constant exchange rate basis, Converium Zurich’s net premiums written increased 54.6%.

     Converium Zurich’s net premiums earned in 2000 were $715.9 million compared to $470.6 million in 1999, representing an increase of $245.3 million, or 52.1%. This increase primarily reflected our 43.7% growth in net premiums written.

Converium Zurich Net Investment Income and Net Realized Capital Gains

     Converium Zurich reported net investment income and net realized capital gains of $47.0 million in 2000 compared to $77.3 million in 1999, representing a decrease of $30.3 million, or 39.2%. The investment yield attributed to Converium Zurich in 2000 was 3.3% compared to 5.7% in 1999. This decline was primarily due to decreased returns attributed to the total investment return on the 25% equity security component of the Zurich Financing Agreement. See “— Investment Results.”

Converium Zurich Other Income

     Converium Zurich reported other income in 2000 of $12.0 million compared to $8.1 million in 1999, representing an increase of $3.9 million, or 48.1%. The increase primarily reflected increased net interest income on third party reinsurance deposits.

Converium Zurich Losses and Loss Adjustment Expenses

     Converium Zurich’s losses and loss adjustment expenses in 2000 were $569.2 million compared to $414.7 million in 1999, representing an increase of $154.5 million, or 37.3%. The losses and loss adjustment expenses ratio, as a percentage of net premiums earned, decreased to 79.5% in 2000 from 88.1% in 1999.

     Converium Zurich recorded property catastrophe net losses from the 1999 European winter storms Anatol, Lothar and Martin were $8.1 million at December 31, 2000 and $11.0 million at December 31, 1999. This added 1.1 points to the 2000 loss ratio and 2.3 points to the 1999 loss ratio.

     Converium Zurich recorded favorable loss reserve development on prior years of $41.0 million in 2000 and $125.6 million in 1999 from most lines of business, particularly aviation and credit and surety, reflecting accident years 1999 and prior. This favorable development improved Converium Zurich’s loss ratio by 5.7 points in 2000, and by 26.7 points in 1999. This favorable development resulted principally from the approach we adopted to initially estimate ultimate losses on these more complex and uncertain lines of business. See “Item 4. — Information on the Company — B. Business Overview — Loss and Loss Adjustment Expense Reserves — Loss Reserve Development” for an expanded discussion of these factors.

Converium Zurich Underwriting Acquisition Costs

     Converium Zurich’s underwriting acquisition costs were $150.2 million in 2000 compared to $96.1 million in 1999, representing an increase of $54.1 million, or 56.3%. The underwriting expense ratio, as a percentage of net earned premiums, increased to 21.0% in 2000 from 20.4% in 1999.

     The increase in the underwriting expense ratio was principally due to a net increase in reserves under profit sharing agreements with cedents on certain structured/finite treaties. This increase was partially offset by the higher rate of growth of our non-proportional businesses compared to proportional business, which accounted for a 0.2 point decrease in our underwriting expense ratio. Generally, non-proportional business pays lower commissions than proportional business.

Converium Zurich Operating and Administration Expenses

     Converium Zurich’s operating and administration expenses were $44.7 million in 2000 compared to $35.2 million in 1999, representing an increase of $9.5 million, or 27.0%. The increase in costs represents increased headcount and related overhead costs plus increased information technology costs to support our growth. The administration expense ratio, as a percentage of net premiums written, decreased by 0.7 points to 5.5% in 2000 from 6.2% in 1999.

Converium Zurich Combined Ratios

     Converium Zurich’s combined ratio decreased by 8.7 points to 106.0% in 2000 from 114.7% in 1999. This decrease was primarily driven by an 8.6 point improvement in the loss ratio, partially offset by the 0.6 point increase in the underwriting expense ratio.

Converium North America

     The table below presents information regarding results of operations of our Converium North America segment for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$1,150.9	$1,295.5	$934.8

Net premiums written	$898.4	$844.7	$677.3

Net premiums earned	$882.4	$815.4	$628.7
Net investment income and net realized capital (losses) gains	104.4	159.1	145.1
Other (loss) income	(24.4)	(7.2)	5.7

Total revenues	962.4	967.3	779.5

Benefits, losses and expenses:
Losses and loss adjustment expenses	(837.2)	(723.4)	(470.4)
Underwriting acquisition costs	(251.3)	(207.5)	(169.0)
Operating and administration expenses	(71.8)	(65.1)	(61.7)

Total losses and expenses	(1,160.3)	(996.0)	(701.1)

Segment (loss) income	$(197.9)	$(28.7)	$78.4

Ratios:
Loss ratio	94.9%	88.7%	74.8%
Underwriting expense ratio	28.5%	25.5%	26.9%
Administration expense ratio	8.0%	7.7%	9.1%
Combined ratio	131.4%	121.9%	110.8%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium North America Segment (Loss) Income

     Converium North America reported a segment loss of $197.9 million in 2001 as compared to a segment loss of $28.7 million in 2000, a decrease of $169.2 million. This was primarily attributable to an increase in the estimate of net loss and loss adjustment expense reserves of $164.0 million related to prior accident years. We also incurred net loss and loss adjustment expense amounts of $58.2 million related to the September 11th terrorist attacks and $39.3 million related to the Enron reorganization. Additionally, we experienced in 2001 a reduction of $54.7 million in net investment income and net realized capital (losses) gains and a $17.2 million decrease in other (loss) income. These items were partially offset by $52.1 million benefit under an aggregate excess treaty covering the 2001 accident year pursuant to which we ceded the casualty losses in excess of a set loss ratio (the “2001 Aggregate Excess Treaty”). The components of segment income are described below.

Converium North America Premiums

     Converium North America’s gross premiums written for 2001 were $1,150.9 million compared to $1,295.5 million in 2000, representing a decrease of $144.6 million, or 11.2%. Reflecting our underwriting strategy in 2001, certain treaties whereby Converium North America assumed the risk and then retroceded material amounts to other reinsurers were not renewed and resulted in a decline of $281.1 million in gross premiums. This decline was partially offset by growth in our core portfolio business, predominantly in the specialty areas of accident & health, agribusiness and the Risk Strategies division.

     Converium North America’s net premiums written for 2001 were $898.4 million compared to $844.7 million in 2000, representing an increase of $53.7 million, or 6.4%. The increase in net premiums written reflects growth in the specialty areas of accident and health, agribusiness and the Risk Strategies division, partially offset by cessions of $98.7 million in premiums pursuant to the 2001 Aggregate Excess Treaty. The treaties that were assumed and then ceded, as mentioned above, did not have a significant effect on the net premiums written as the vast majority of these premiums were retroceded.

     Converium North America’s net premiums earned in 2001 were $882.4 million compared to $815.4 million in 2000, representing an increase of $67.0 million, or 8.2%. This growth reflects the increase in net premiums written in 2001.

Converium North America Net Investment Income and Net Realized Capital (Losses) Gains

     Converium North America reported net investment income and net realized capital (losses) gains of $104.4 million in 2001 compared to $159.1 million in 2000, representing a decrease of $54.7 million, or 34.4%. Net realized capital losses were $10.8 million in 2001 compared to net realized capital gains of $48.5 million in 2000, a decrease of $59.3 million. This was due to the declining equity markets in the United States and includes a provision of $59.3 million for publicly-traded equity investments that were impaired. Net investment income was higher by $4.6 million in 2001, reflecting a higher invested asset base and a higher return on a high yield bond fund.

Converium North America Other (Loss) Income

     Converium North America reported other loss in 2001 of $24.4 million compared to other loss of $7.2 million in 2000, representing an increased loss of $17.2 million. This increased loss was partially due to the change in the market value of our investments in private equity funds, which declined $13.8 million in 2001 as compared to $8.1 million in 2000, an increased loss of $5.7 million. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income. Also reflected in 2001 is $6.7 million of interest expense on funds held related to the 2001 Aggregate Excess Treaty which did not exist in 2000. The third major component of the increased loss is a write-down of $3.5 million in 2001 related to miscellaneous assets.

Converium North America Losses and Loss Adjustment Expenses

     Converium North America’s losses and loss adjustment expenses incurred in 2001 were $837.2 million compared to $723.4 million in 2000, representing an increase of $113.8 million, or 15.7%. This is as compared to an increase in the earned premiums of 8.2%. The loss ratio increased 6.2 points to 94.9% in 2001 from 88.7% in 2000.

     During 2001, Converium North America increased loss and loss adjustment reserves by approximately $164.0 million relating to accident years 2000 and prior. The loss reserve increases mainly related to liability treaty business. See “Item 4. — Information on the Company — B. Business Overview — Loss and Loss Adjustment Expense Reserves — Adequacy of Reserves.” During the second half of 2001, Converium North America incurred net losses of $58.2 million arising out of the September 11th terrorist attacks and $39.3 million related to the Enron reorganization. The assumed losses were partially offset by cessions of $157.5 million pursuant to the 2001 Aggregate Excess Treaty.

Converium North America Underwriting Acquisition Costs

     Converium North America’s underwriting acquisition costs in 2001 were $251.3 million compared to $207.5 million for 2000, representing an increase of $43.8 million, or 21.1%. This increase in commissions generally corresponded with the increase in net premiums earned of 8.2% after reflecting that the cessions pursuant to the 2001 Aggregate Excess Treaty had premiums of $98.7 million with no commission benefit. Converium North America’s underwriting expense ratios were 28.5% in 2001 and 25.5% in 2000. The increase in the commission ratio is driven by the premium cessions pursuant to the 2001 Aggregate Excess Treaty, which did not contain a ceding commission benefit to Converium North America. Without the 2001 Aggregate Excess Treaty, the commission ratio in 2001 would have been 25.6%, which is consistent with the percentage in 2000.

Converium North America Operating and Administration Expenses

     Converium North America’s operating and administration expenses in 2001 were $71.8 million compared to $65.1 million in 2000, representing an increase of $6.7 million, or 10.3%. Approximately $3.0 million of this increase is due to personnel costs related to the transition to new compensation plans in connection with our becoming a stand-alone company, with the remainder representing increases in ongoing operating expenses. The administration expense ratio increased to 8.0% in 2001 from 7.7% in 2000.

Converium North America Combined Ratios

     Converium North America’s combined ratio increased to 131.4% in 2001 from 121.9% in 2000, mainly due to an increase of 6.2 points in the loss ratio and 3.0 points in the underwriting expense ratio as described above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium North America Segment Income (Loss)

     Converium North America reported a segment loss of $28.7 million for 2000 compared to pre-tax income of $78.4 million for 1999, a decrease of $107.1 million. The reduction was primarily due to an increase in the combined ratio of 11.1 points, and a $12.9 million reduction in other income, partially offset by a $14.0 million increase in net investment income and net realized capital gains. The components of segment income are described below.

Converium North America Premiums

     Converium North America’s gross premiums written in 2000 were $1,295.5 million compared to $934.8 million in 1999, representing an increase of $360.7 million, or 38.6%. Net premiums written in 2000 were $844.7 million compared to $677.3 million in 1999, representing an increase of $167.4 million, or 24.7%.

     Net premium written growth in 2000 was heavily driven by traditional treaty business. The treaty growth was primarily due to new lines of business, including agribusiness and accident and health, a large structured/finite motor treaty generating approximately $83.7 million of net premiums written and expanded treaty participations on in-force liability and property business.

     Converium North America’s net premiums earned in 2000 were $815.4 million compared to $628.7 million in 1999, representing an increase of $186.7 million, or 29.7%, reflecting the growth in net premiums written.

     Converium North America Net Investment Income and Net Realized Capital Gains

     Converium North America reported net investment income and net realized capital gains in 2000 of $159.1 million compared to $145.1 million in 1999, representing an increase of $14.0 million, or 9.6%. The increase in 2000 was due to an increase in net realized capital gains of $6.3 million, and an increase in net investment income of $7.7 million. Our comparative results were affected by our decision to take a relatively high amount of capital gains during a period of generally favorable prevailing market conditions during 1999 and early 2000, offset by generally higher yields in 2000 on invested assets and an increase in the cash and invested asset base.

Converium North America Other Income (Loss)

     Converium North America reported a loss in 2000 of $7.2 million with respect to other income compared to other income of $5.7 million in 1999, representing a decline of $12.9 million. This decline was primarily due to the change in market value of our investments in private equity funds. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income.

Converium North America Losses and Loss Adjustment Expenses

     Converium North America’s losses and loss adjustment expenses incurred in 2000 were $723.4 million compared to $470.4 million in 1999, representing an increase of $253.0 million, or 53.8%. The loss ratio increased 13.9 points to 88.7% in 2000 from 74.8% in 1999. The increase in losses and loss adjustment expenses was due to increased premium volume as well as approximately $81.0 million in adverse loss development.

     The adverse loss development was comprised of $43.7 million of higher than expected claims on two liability treaties, $22.9 million of unexpected claims from two companies that were declared insolvent, and $8.3 million of late reported claims from the 1999 European winter storms discussed below and $6.1 million from several other lines of business.

     The $43.7 million of higher than expected claims on the two liability treaties arose from two lines of business, professional liability and accidental contamination, where expected claims were significantly underestimated at the time the business was written and priced in the mid-to-late 1990s. The losses on these treaties were not reported to us until 2000 and were significantly different from historical experience. In both of the above cases, we undertook underwriting and claims audits during 2000 to further understand the nature of the losses and the subsequent reporting of them to us.

     The professional liability losses emerged from an excess and surplus lines treaty written in 1997 that was priced on the assumption that there would be a small volume of miscellaneous professional liability exposures. Our subsequent adverse development was caused by losses from the miscellaneous professional liability product line which included a concentration of losses from a single class (nursing homes) that was, in retrospect, significantly underpriced when written in 1997 and 1998. This class was not a target or identified class when the treaty was written. During 2000, reported losses started to develop significantly on the nursing home component of the treaty and at December 31, 2000, the reported loss on the nursing home business was approximately $27.5 million.

     The accidental contamination losses emerged in the excess of loss layers of a treaty that became effective in 1996. When originally analyzed this treaty was projected to have an 80% expected loss ratio. The actual frequency and severity of accidental contamination claims reported in 2000 was greater than expected and was significantly different from our historical experience.

     The adverse loss development described above added 9.9 points to the loss ratio. Absent the adverse loss development, the loss ratio grew approximately 4 points from 1999. This portion of the increase primarily reflects our expectation, based on recent claims experience, that the 2000 year liability business would develop at higher loss ratios than in 1999.

     Converium North America recorded property catastrophe net losses from the 1999 European winter storms Anatol, Lothar and Martin of $8.3 million in 2000 and $11.2 million in 1999. This resulted in an increase of 1.0 points in our 2000 combined ratio and of 1.8 points in our 1999 combined ratio.

Converium North America Underwriting Acquisition Costs

     Converium North America’s underwriting acquisition costs in 2000 were $207.5 million compared to $169.0 million in 1999, representing an increase of $38.5 million, or 22.8%. This increase in commissions generally corresponded with the increase in premiums earned. Converium North America’s commission rates were 25.5% in 2000 and 26.9% in 1999. The decrease in the underwriting expense ratio was principally the result of a large structured/finite treaty in 2000 with approximately $62.8 million in earned premium which required us to pay no commission.

Converium North America Operating and Administration Expenses

     Converium North America’s operating and administration expenses for 2000 were $65.1 million compared to $61.7 million in 1999, representing an increase of $3.4 million, or 5.5%. This increase primarily related to increased headcount and related overhead costs and increased information technology expenses. The administration expense ratio decreased to 7.7% in 2000 from 9.1% in 1999. The decrease in Converium North America’s administration expense ratio was primarily attributable to growth in premium volume.

Converium North America Combined Ratios

     Converium North America’s combined ratio increased to 121.9% for 2000 from 110.8% for 1999, mainly due to an increase of 13.9 points in the loss ratio, offset slightly by decreases in the underwriting expense and administrative expense ratios as described above.

Converium Cologne

     The table below presents information regarding results of operations of our Converium Cologne segment for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2000	1999

	($ in millions)
Revenues:
Gross premiums written	$299.9	$241.3	$277.8

Net premiums written	$257.8	$218.6	$238.6

Net premiums earned	$275.3	$224.2	$222.5
Net investment income and net realized capital (losses) gains	14.5	56.9	57.7
Other income	2.4	2.9	6.8

Total revenues	292.2	284.0	287.0

Benefits, losses and expenses:
Losses and loss adjustment expenses	(299.5)	(227.4)	(171.1)
Underwriting acquisition costs	(49.0)	(62.2)	(68.5)
Operating and administration expenses	(15.3)	(11.2)	(12.9)

Total losses and expenses	(363.8)	(300.8)	(252.5)

Segment (loss)income	$(71.6)	$(16.8)	$34.5

Ratios:
Loss ratio	108.8%	101.4%	76.9%
Underwriting expense ratio	17.8%	27.8%	30.8%
Administration expense ratio	5.9%	5.1%	5.4%
Combined ratio	132.5%	134.3%	113.1%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Cologne Segment (Loss) Income

     Converium Cologne reported a segment loss of $71.6 million in 2001 compared to a segment loss of $16.8 million in 2000, representing an increase of $54.8 million. In 2001, Converium Cologne recognized $9.0 million in net losses arising from the September 11th terrorist attacks, $32.6 million from other large losses and $41.3 million in net adverse loss reserve development. In addition, Converium Cologne had a significant decrease of $42.4 million in net investment income and net realized capital losses. The components of Converium Cologne’s segment income are described below.

Converium Cologne Premiums

     Converium Cologne’s gross premiums written in 2001 were $299.9 million compared to $241.3 million in 2000, representing an increase of $58.6 million, or 24.3%. Net premiums written in 2001 were $257.8 million compared to $218.6 million in 2000, representing an increase of $39.2 million, or 17.9%.

     The largest growth regions based on net premiums written were:

•	Germany, where net premiums written increased $46.3 million, or 88.5%, to $98.6 million in 2001 from $52.3 million in 2000. This growth was primarily generated by two new proportional contracts that contributed an additional $19.8 million in premiums and an increase in our business with our industrial clients of $19.1 million.

•	Near/Middle East & North Africa, where net premiums written increased $11.4 million, or 21.8%, to $63.6 million in 2001 from $52.2 million in 2000. The increase is due to the acquisition of two new accident and health contracts in 2001 with $13.6 million in premiums partially offset by the non-renewal of some poorly performing contracts.

•	Rest of Europe, where net premiums written increased $6.8 million, or 7.7%, to $94.8 million in 2001 from $88.0 million in 2000. This increase is mainly a result of our growing facultative business and intensified profitable client relationships in Central and Eastern Europe.

•	The above increases were offset by a decrease of $25.4 million, generated by the cancellation of non-performing contracts in U.S. accident and health business.

     Net premiums earned in 2001 were $275.3 million compared to $224.2 million in 2000, representing an increase of $51.1 million, or 22.8%.

Converium Cologne Net Investment Income and Net Realized Capital (Losses) Gains

     Converium Cologne’s net investment income and net realized capital (losses) gains in 2001 were $14.5 million compared to $56.9 million in 2000, representing a decrease of $42.4 million, or 74.5%. The decrease was due to a $0.9 million decrease in net investment income and a $41.5 million decrease in net realized capital (losses) gains. The decrease in net investment income reflects lower yields for Converium Cologne’s predominantly euro-denominated investments. Net realized capital losses at Converium Cologne were $10.1 million in 2001 compared to net realized capital gains of $31.4 million in 2000, representing a decrease of $41.5 million. The decrease is primarily due to $23.0 million in impairment losses on our equity portfolio as a result of the continuing deterioration in global stock markets.

Converium Cologne Other Income

     Converium Cologne reported other income of $2.4 million in 2001 compared to $2.9 million in 2000. This primarily reflects interest on third party reinsurance deposits.

Converium Cologne Losses and Loss Adjustment Expenses

     Converium Cologne’s losses and loss adjustment expenses in 2001 were $299.5 million compared to $227.4 million in 2000, representing an increase of $72.1 million, or 31.7%. This increase reflects the growth in net premiums earned in addition to the following:

•	$9.0 million in losses from the September 11th terrorist attacks

•	$32.6 million in certain large loss events, including BAYER Lipobay in the amount of $26.8 million, a chemical factory explosion in Toulouse in the amount of $3.1 million, and the explosion and sinking of the oil platform Petrobas resulting in $2.7 million in losses.

•	$41.3 million in adverse loss development and reserve strengthening. Cedants reported significantly worse than originally expected losses in the European and Middle East motor lines in the fourth quarter of 2001 relating to prior years, which resulted in our increasing the related reserves by $20.0 million. Additional reserves were set up in the Middle East for energy and property business of $9.8 million. We also had adverse loss development related to asbestos and environmental exposure in the United States of $11.5 million. Based on the reserve strengthening in this business our survival ratio, calculated by paid losses of the last 3 years divided by reserves, increased to 13.8 years in 2001 compared to a ratio of 13.1 years in 2000

     These losses were partially offset by the 2001 non-renewal of certain under-performing treaties in the Middle East and Eastern Europe. The loss ratio increased 7.4 points to 108.8% in 2001 from 101.4% in 2000, reflecting the factors noted above.

Converium Cologne Underwriting Acquisition Costs

     Converium Cologne’s underwriting acquisition costs in 2001 were $49.0 million compared to $62.2 million in 2000, representing a decrease of $13.2 million, or 21.2%. The decrease was primarily due to:

•	the decision not to renew several proportional contracts with high ceding commissions in the Middle East and Eastern Europe

•	the decision not to renew U.S. accident and health business which had a higher commission ratio compared to the remaining business

•	a profit participation for a single large contract in 2000 of $2.7 million

•	generally lower commission rates due to conditions hardening in the reinsurance market

     Converium Cologne’s underwriting expense ratio was 17.8% in 2001 compared to 27.8% in 2000, representing an improvement of 10.0 points.

Converium Cologne Operating and Administration Expenses

     Converium Cologne’s other operating and administration expenses in 2001 were $15.3 million compared to $11.2 million in 2000, representing an increase of $4.1 million, or 36.6%. The administration expense ratio increased to 5.9% in 2001 from 5.1% in 2000. This increase was due to increased headcount, increased information technology costs to support our growth and higher legal and consulting fees.

Converium Cologne Combined Ratios

     Converium Cologne’s combined ratio decreased 1.8 points to 132.5% in 2001 from 134.3% in 2000, reflecting the increase of 7.4 points in our loss ratio, a decrease of 10.0 points in our underwriting expense ratio and an increase of 0.8 points in our administration expense ratio, all as described above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Cologne Segment Income (Loss)

     Converium Cologne reported a segment loss of $16.8 million for 2000 compared to segment income of $34.5 million for 1999, primarily due to a $56.3 million, or 32.9% increase in losses and loss adjustment expenses. The components of Converium Cologne’s segment income are described below.

Converium Cologne Premiums

     Converium Cologne’s gross premiums written in 2000 were $241.3 million compared to $277.8 million in 1999, representing a decrease of $36.5 million, or 13.1%. Net premiums written in 2000 were $218.6 million compared with $238.6 million in 1999, representing a decrease of $20.0 million, or 8.4%. The decrease was primarily due to the transfer of underwriting responsibility to Converium Zurich for all business written in the United Kingdom and Ireland, representing $16.7 million of net premiums written in 2000, and the devaluation of most European currencies against the U.S. dollar. In addition, we experienced a decrease in gross premiums written in Germany as a result of transitions from proportional to non-proportional business. This was partially offset by growth of approximately $13.0 million in Central and Eastern Europe, and of approximately $6.0 million in the Middle East region.

     Net premiums earned in 2000 were $224.2 million compared to $222.5 million in 1999, representing an increase of $1.7 million, or 0.8%.

Converium Cologne Net Investment Income and Net Realized Capital Gains

     Converium Cologne’s net investment income and net realized capital gains in 2000 were $56.9 million compared to $57.7 million in 1999, representing a decrease of $0.8 million, or 1.4%. The decrease was due primarily to a $2.0 million reduction in net investment income, offset by a $1.2 million increase in net realized capital gains. The net realized capital gains resulted mainly from the equity portfolio and reflect the conditions in the global equity markets. As a result of the general downturn in global stock markets in the second half of 2000, most of Converium Cologne’s capital gains were generated in the first half of 2000. The decrease in net investment income reflects lower cash flow in 2000 and the lower yields from Converium Cologne’s predominantly euro-denominated investments.

Converium Cologne Other Income

     Converium Cologne reported other income $2.9 million for 2000 compared to $6.8 million in 1999, representing a decrease of $3.9 million, or 57.4%. The decrease is primarily due to lower interest on third party reinsurance deposits.

Converium Cologne Losses and Loss Adjustment Expenses

     Converium Cologne’s losses and loss adjustment expenses in 2000 were $227.4 million compared to $171.1 million in 1999, representing an increase of $56.3 million, or 32.9%. The loss ratio increased 24.5 points to 101.4% in 2000 from 76.9% in 1999.

     The increase in losses and loss adjustment expenses was primarily due to increased premium volume, several losses on 2000 property, marine and motor business, as well as approximately $25.4 million of adverse loss development.

     The adverse loss development was comprised principally of $6.1 million from increased frequency of claims from several Middle East energy treaties, $4.5 million because of an unexpected loss on a block of U.S. health business in run-off, and $3.2 million of late reported claims from the 1999 European Winter storms discussed below.

     Converium Cologne recorded property catastrophe net losses in 2000 from the 1999 European winter storms Anatol, Lothar and Martin of $3.2 million in 2000 and $4.3 million in 1999. This added 1.4 points to the 2000 loss ratio and 1.9 points to the 1999 loss ratio.

Converium Cologne Underwriting Acquisition Costs

     Converium Cologne’s underwriting acquisition costs in 2000 were $62.2 million compared to $68.5 million in 1999, representing a decrease of $6.3 million, or 9.2%. The decrease was consistent with the level of Converium Cologne’s earned premiums and reflects lower commission rates payable on property and motor business. Converium Cologne’s underwriting expense ratio was 27.8% in 2000 and 30.8% in 1999.

Converium Cologne Operating and Administration Expenses

     Converium Cologne’s other operating and administration expenses in 2000 were $11.2 million compared to $12.9 million in 1999, representing a decrease of $1.7 million, or 13.2%. The decrease was mainly due to lower premium taxes and third-party administration expenses, partially offset by increased internal administration expenses. The administration expense ratio decreased to 5.1% in 2000 from 5.4% in 1999.

Converium Cologne Combined Ratios

     Converium Cologne’s combined ratio increased 21.2 points to 134.3% in 2000 from 113.1% in 1999, primarily reflecting the increase of 24.5 points in the loss ratio as a result of the losses described above.

Converium Life

     The table below presents information regarding results of operations of our Converium Life segment for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,

	2001	2000	1999

	($in millions)
Revenues:
Gross premiums written	$164.8	$120.5	$93.4

Net premiums written	141.4	114.4	84.8

Net premiums earned	125.1	106.0	79.7
Net investment income and net realized capital gains	2.4	5.7	10.2
Other income	13.7	21.6	1.5

Total revenues	141.2	133.3	91.4

Benefits, losses and expenses:
Benefits and losses	(137.4)	(84.5)	(82.5)
Underwriting acquisition costs	(5.7)	(34.5)	(6.7)
Operating and administration expenses	(5.2)	(4.0)	(3.0)

Total benefits, losses and expenses	(148.3)	(123.0)	(92.2)

Segment (loss) income	$(7.1)	$10.3	$(0.8)

Ratios:
Underwriting expense ratio	4.5%	32.5%	8.4%
Administration expense ratio	3.7%	3.5%	3.5%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Life Segment (Loss) Income

     Our Converium Life operations reported a loss of $7.1 million in 2001 compared to income of $10.3 million in 2000, representing a decrease of $17.4 million primarily due to increased benefits and losses, decreased other income and decreased net investment income and net realized capital gains. These items were partially offset by increased net premiums earned and decreased underwriting acquisition costs. The components of segment income are described below.

Converium Life Premiums

     Gross premiums written by our Converium Life operations in 2001 were $164.8 million compared to $120.5 million in 2000, representing an increase of $44.3 million, or 36.8%. Net premiums written in 2001 were $141.4 million compared to $114.4 million in 2000, representing an increase of $27.0 million, or 23.6%.

     This growth was consistent with our strategy to expand our Converium Life operations, and principally related to broadened marketing activities and extended customer relationships in most of our significant life reinsurance markets. These markets include Germany, Italy, France, South America and the United States. In addition, the opening of branches and representative offices in Paris, Milan and Buenos Aires supported this growth. Also, growth in our Converium Life risk premium business and modified co-insurance business from the Italian and German markets contributed to the growth of the life portfolio.

     Net premiums earned by our Converium Life operations in 2001 were $125.1 million compared to $106.0 million in 2000, representing an increase of $19.1 million, or 18.0%.

Converium Life Net Investment Income and Net Realized Capital Gains

     Net investment income and net realized capital gains in 2001 were $2.4 million compared to $5.7 million in 2000, representing a decrease of $3.3 million, or 57.9%. This decrease reflects reduced invested assets primarily resulting from a number of modified co-insurance contracts which we wrote in 2001 and which required the payment of substantial commissions at the time these contracts were written. Additionally, our net investment income was influenced by lower investment yields in 2001.

     Due to a heavy emphasis on bonds in our life segment in 2001, we did not generate a capital gain or loss for 2001. Our net realized capital gains in 2000 were $3.6 million.

Converium Life Other Income

     Our Converium Life operations reported other income in 2001 of $13.7 million compared to $21.6 million in 2000, representing a decrease of $7.9 million, or 36.6%. Other income mainly results from interest on third party reinsurance deposits. In 2000, we received interest on deposits withheld of approximately $9.0 million as part of the final settlement of a major contract with World Wide Winsor, United Kingdom.

Converium Life Benefits and Losses

     Converium Life benefits and losses in 2001 were $137.4 million compared to $84.5 million in 2000, representing an increase of $52.9 million, or 62.6%. This development is primarily related to the premium growth. Additionally, $12.1 million of reserves for variable annuities business were recorded in 2001. This business is closely linked to the performance of the global stock markets which performed poorly during 2001. Another $12.0 million of losses were incurred arising out of the September 11th terrorist attacks.

Converium Life Underwriting Acquisition Costs

     Underwriting acquisition costs of our Converium Life operations in 2001 were $5.7 million compared to $34.5 million in 2000. The decrease in underwriting acquisition costs of $28.8 million was partly due to the refinement of our estimation process, which allowed us to calculate commissions more exactly. Additionally, a securitization contract was placed to fund the payment of substantial commissions of modified co-insurance contracts which contributed an income of $7.3 million in 2001. Finally, a reinsurance contract was commuted, generating reduced commission expense of $3.3 million in 2001.

Converium Life Operating and Administration Expenses

     Our Converium Life operating and administration expenses in 2001 were $5.2 million compared to $4.0 million in 2000, representing an increase of $1.2 million. The administration expense ratio reported by Converium Life was 3.7% in 2001, compared to 3.5% in 2000. This increase was a result of increased headcount, increased information technology costs to support our growth and higher legal and consulting fees.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Converium Life Segment Income (Loss)

     Our Converium Life operations reported income of $10.3 million in 2000 compared to a loss of $0.8 million in 1999. The improvement in 2000 primarily related to increased interest on third party deposits and the settlement of a major contract. The components of segment income are described below.

Converium Life Premiums

     Gross premiums written by our Converium Life operations in 2000 were $120.5 million compared to $93.4 million in 1999, representing an increase of $27.1 million, or 29.0%. Net premiums written in 2000 were $114.4 million compared to $84.8 million in 1999, representing an increase of $29.6 million, or 34.9%. This growth was consistent with our strategy to expand our Converium Life operations, and principally related to broadened marketing activities, and extended customer relationships in most of our significant life reinsurance markets. These markets include Germany, Italy, France, South America and the United States. In addition, the opening of branch and representative offices in Paris and Milan supported this positive development. Moreover, growth in our Converium Life risk premium business and modified co-insurance business from Italian and German life insurance companies contributed to the positive development of the life portfolio. The growth of our Converium Life operations was partially offset by the devaluation of most European currencies against the U.S. dollar. On a constant exchange rate basis, Converium Life’s net premiums written increased by 56.0% in 2000 compared to 1999.

     Net premiums earned by our Converium Life operations in 2000 were $106.0 million compared to $79.7 million in 1999, representing an increase of $26.3 million, or 33.0%. This was consistent with growth in net premiums written.

Converium Life Net Investment Income and Net Realized Capital Gains

     Net investment income and net realized capital gains in 2000 were $5.7 million compared with $10.2 million in 1999, representing a decrease of $4.5 million, or 44.1%. This decrease principally reflects reduced invested assets primarily resulting from a number of modified co-insurance contracts which we wrote in the first quarter of 2000 and which required the payment of substantial commissions at the time these contracts were written. Our modified co-insurance business, which we are seeking to grow, generally requires the payment of relatively high commissions when the business is first written. To mitigate the resulting strain on our cash flow from our growing modified co-insurance business, we have entered into a strategic retrocession agreement that took effect in July 2001.

Converium Life Other Income

     Our Converium Life operations reported other income in 2000 of $21.6 million compared to $1.5 million in 1999, representing an increase of $20.1 million. The increase was primarily due to interest income received as part of the final settlement of a major contract with World Wide Winsor, United Kingdom, where we received interest on deposits withheld of approximately $9.0 million that we previously did not anticipate. Interest on reinsurance deposits grew correspondingly with the expansion of the underlying business.

Converium Life Benefits and Losses

     Converium Life benefits and losses in 2000 were $84.5 million compared to $82.5 million in 1999, representing an increase of $2.0 million, or 2.4%. Due to the change in business mix experienced in 2000, a greater proportion of our treaties did not require substantial initial reserves, although reserves for the related contracts will increase over the life of the treaty.

Converium Life Underwriting Acquisition Costs

     Underwriting acquisition costs of our Converium Life operations in 2000 were $34.5 million compared to $6.7 million in 1999, representing an increase of $27.8 million, or 414.9%. This increase was primarily due to the increased proportion of short-duration contracts in our portfolio, together with the relatively high commissions reported by our modified co-insurance business. The underwriting expense ratio was 32.5% in 2000 compared to 8.4% in 1999, which also reflected the relatively high level of commissions recorded in connection with our modified co-insurance business and the significant growth of this business in 2000.

     We write our modified co-insurance business on a proportional basis. Because we assume a portion of the initial acquisition costs paid by life insurers to agents and brokers we have relatively high initial acquisition costs. As of July 2001, we have entered into a strategic retrocession agreement that we expect will partially offset these effects in the future.

Converium Life Operating and Administration Expenses

     Our Converium Life operating and administration expenses in 2000 were $4.0 million compared to $3.0 million for 1999, representing an increase of $1.0 million. Increased operating and administration expenses in 2000 included additional costs for new marketing initiatives, a new medical underwriting department and expanded actuarial support at our offices in Cologne. Furthermore, start-up costs for our branch and representative offices in Paris and Milan also contributed to our increased operating and administration expenses in 2000. The administration expense ratio reported by Converium Life was 3.5% in 2000 and 1999.

B.     LIQUIDITY AND CAPITAL RESOURCES

     We operate a treasury function responsible for managing our banking relationships, capital raising activities including equity and debt issues, our overall cash, cash pooling and liquidity positions and the payment of internal and external dividends. Individual subsidiaries are responsible for managing local cash and liquidity positions, including the repayment of debt.

Liquidity Requirements

     Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.

     We intend to pay dividends on our outstanding shares, subject to the recommendation of our Board of Directors and a resolution of our shareholders at an ordinary general shareholders’ meeting. Our dividends, if any, will be paid by us in Swiss francs. Owners of our ADSs will be entitled to received dividends, if any, payable in respect of the underlying shares. Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. See “Item 8 — Financial Information — Dividends and Dividend Policy.”

     Interest on debt and short-term borrowings was $24.2 million in 2001, $17.1 million in 2000 and $17.5 million in 1999. We did not issue any debt in any of the three years ended December 31, 2001. We had no scheduled debt repayments in 2001, 2000 or 1999. The carrying value of our outstanding debt remained relatively constant at $197.0 million at December 31, 2001, $196.9 at December 31, 2000 and $196.8 million at December 31, 1999.

Liquidity Sources

     Our principal liquidity sources consist of premiums, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Most of our debt is funded by our businesses from their own cash resources. We have generated combined net cash inflows from operating activities over the last three years. However, our cash flows were adversely affected in 2001 by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of two to five years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next five years.

     Our financial statements reflect investment income recorded pursuant to the Zurich Financing Agreement, which was used to manage the cash flows of Converium Zurich before we formed an independent legal entity to hold this business. On January 1, 2001, the Zurich Financing Agreement was amended to provide an interest return similar to that now provided by the Funds Withheld Asset. The Zurich Financing Agreement was subsequently cancelled, effective July 1, 2001, in conjunction with the establishment of the Funds Withheld Asset.

     We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. We are, however, entitled to receive cash advances with respect to the Funds Withheld Asset under certain circumstances, which we expect will help meet significant cash requirements, such as those after a catastrophic event.

     In particular, we are entitled to borrow cash from ZIC if we have eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement and exceeding $25 million. The amount we may borrow as a result of any one event or series of related events is limited to the lesser of $90 million, or our actual losses from the event. We are entitled to request multiple advances. However, we may not borrow more than the Funds Withheld Asset balance and the aggregate amount of outstanding advances at any one time is limited to the following amounts during the periods named:

Period	Amount
($ in millions)
Current to June 30, 2002	$180.0
July 1, 2002 to September 30, 2002	165.0
October 1, 2002 to December 31, 2002	150.0
January 1, 2003 to March 31, 2003	135.0
April 1, 2003 to June 30, 2003	120.0
July 1, 2003 to September 30, 2003	105.0

     We may not request advances beyond September 30, 2003 unless we agree otherwise with ZIC.

     Interest on these advances would accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and would be payable monthly. We would be required to repay any advance at the latest on the first anniversary of its receipt.

     Finally, under the Quota Share Retrocession Agreement ZIC and ZIB have the right to prepay to us, in whole or in part, the balance of the Funds Withheld Asset.

Dividends from Subsidiaries

     As a holding company, Converium relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements imposed by regulators in the countries in which the entities operate. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of our subsidiaries to pay dividends to us.

     In Switzerland, insurance supervisory regulations applicable to our Swiss operating company required entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the initial guarantee fund. For regulations applicable to Converium Holding, see “Item 8 — Financial Information — Dividends and Dividend Policy.”

     In the United States, restrictions on payment of dividends are imposed by the insurance laws and regulations of the state of domicile. For Converium Reinsurance (North America) Inc., unless the Connecticut Insurance Commissioner has granted prior approval, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of any change in control, make any dividend to its shareholders without the prior approval of the Connecticut Insurance Commissioner.

     In Germany, the minimum amount of statutory capital required is 10% of the par value of the common stock. If the 10% criterion is met, dividends in an amount equal to 100% of current year surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year surplus less the prior year loss carryover. The maximum dividend payable by Converium AG to Converium Holding AG without regulatory approval amounted to approximately $256.0 million, net of withholding tax, as of December 31, 2001. The maximum dividend that Converium Holding AG is able to pay in 2002, before withholding tax, is approximately $273.0 million as of December 31, 2001.

Debt Outstanding

     As of December 31, 2001, we had total debt outstanding with a principal amount of $200.0 million and a carrying amount of $197.0 million.

     As a result of the Formation Transaction, Converium North America assumed $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally issued during October 1993. These notes mature on October 15, 2023 and bear interest at the rate of 7.125%.

     In addition, irrevocable letters of credit in the face amount of $277.5 million were outstanding as of December 31, 2001. We employ these letters of credit principally to secure certain assumed reinsurance contracts. We have provided guarantees or commitments of $150.0 million to external parties which require us to, under certain circumstances, make capital contributions or provide equity financing. We know of no event that would require us to satisfy these guarantees.

Capital Requirements

     Prior to the completion of the Formation Transactions, we relied on the capital and liquidity of Zurich Financial Services to support the capital adequacy and liquidity requirements of our business, particularly that of Converium Zurich, which operated as a division of Zurich Insurance Company. In connection with the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to us, as a result of which we had, as of October 1, 2001, total shareholders’ equity of approximately $1.65 billion. As of December 31, 2001, we had total shareholders’ equity of $1.57 billion, compared to $1.09 billion as of December 31, 2000. The increase in 2001 is due to additional capital received in conjunction with the Formation Transactions. Shareholders’ equity declined from the $1.65 billion that we reported immediately after the Formation Transactions. This decrease is comprised of a net loss of $59 million, a loss of $29 million in our currency translation account, and a decrease in equity of $10 million for a pension adjustment, offset by an increase in unrealized gains on investments of $18 million. The $1.65 billion of equity included $51 million of income from the effect of certain of the Formation Transactions that occurred on October 1, 2001. Accordingly, our net loss for the period October 2, 2001 to December 31, 2001 was $59 million.

Cash Flows

	Year Ended December 31,

	2001	2000	1999

	($in millions)
Cash flow data:
Cash provided by (used in) operating activities	$311.5	$(33.2)	$243.9
Net cash used in investing activities	$(627.3)	$(130.7)	$(555.3)
Net cash used in financing activities	$(627.8)	$(233.4)	$(18.7)

     We held cash and cash equivalents of $420.5 million as of December 31, 2001 compared to $121.9 million as of December 31, 2000, representing an increase of $298.6 million, or 245.0%. This increase was due to capital contributions received prior to the initial public offering, which remained in cash as of December 31, 2001.

     Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses.

     We have generated cumulative net cash inflows from operating activities over the last three years. During 2001, 2000 and 1999, our net cash flows from operating activities comprised of positive cash flow of $311.5 million in 2001, negative cash flow of $33.2 million in 2000 and positive cash flow of $243.9 million in 1999. The $344.7 million increase in operating cash flows in 2001 was mainly due to increases in premium receipts that we invested to support our growing loss reserves. The $277.1 million decrease in operating cash flows in 2000 was mainly due to lower recoveries of ceded losses.

     Our total cash used in investing activities was $627.3 million in 2001, $130.7 million in 2000, and $555.3 million in 1999. Almost all of these net cash outflows resulted from investing in our investment portfolio, mainly fixed income and equity securities. In 2001, we began to invest a portion of the capital contributions we received from Zurich Financial Services. Cash used in investing activities was lower in 2000, as we had a smaller amount of operating cash flows to invest.

     Our net cash flows from financing activities included positive cash flow of $627.8 million in 2001, positive cash flow of $233.4 million in 2000, and negative cash flow of $18.7 million in 1999. The 2001 cash flows from financing activities were primarily driven by the capital contributions we received from Zurich Financial Services. In 2000 and 1999, our cash flows from financing activities were dependent upon changes in the amounts due to or from Zurich Financial Services, particularly under the Zurich Financing Agreement.

     As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year.

     We believe that our capital, liquidity, and borrowing ability is sufficient to support our business and meet our present liquidity requirements.

New Accounting Standards

     The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which we will be required to adopt in the future:

SFAS 142, “Goodwill and Other Intangible Assets”

     In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” This standard is effective for fiscal years beginning after December 15, 2001.

     Except for the reduction of future amortization of goodwill, adoption of SFAS No. 142 is not expected to impact our financial condition or results of operations. Amortization of goodwill was $7.8 million, $7.3 million and $6.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

SFAS 143, “Accounting for Asset Retirement Obligations”

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. This standard will not have a material impact on our financial condition.

SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

     This standard is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial condition because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. As a result, we cannot determine the potential effects that adoption of SFAS No. 144 will have on our financial condition with respect to future disposal decisions.

C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES

     Not Applicable

D. TREND INFORMATION

     See “— A. Operating Results”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

     The board of directors of a Swiss corporation is ultimately responsible for the policies and management of the corporation. The board approves the strategic, accounting, organizational and financing policies to be followed by the corporation. The board further appoints the executive officers and the authorized signatories of the corporation, and supervises the management of the corporation. Moreover, the board is entrusted with preparing shareholders’ meetings and carrying out shareholders’ resolutions. The board may, pursuant to its regulations, delegate the conduct of day-to-day business operations to management under its control.

     Our Articles of Incorporation require our Board of Directors to consist of not less than four and not more than nine members. The ordinary term of office is three years. On the expiration of their terms of office, directors may be re-elected immediately. Directors complete their term of office at any one general shareholders’ meeting. Directors are elected by a majority of the votes cast by our shareholders at any one general shareholders’ meeting.

     Our Board of Directors, which will meet at least four times per year, is responsible for determining our overall strategy and for the supervision of management. It has a formal schedule of matters specifically reserved for its decision. Except for matters specifically reserved for the Board of Directors, the Chief Executive Officer of Converium, referred to as the Group Chief Executive Officer, and, under his supervision, the members of the Group Executive Committee, have been given responsibility for the executive management of Converium.

     The members of our Board of Directors, their ages and terms of office are as follows:

Name	Age	Term Expires in

Terry G. Clarke(1)(2)*	60	2004
Peter C. Colombo (Chairman)(1)(2)(3)(4)	67	2004
Jürgen Förterer(3)	60	2004
Derrell J. Hendrix(3)	48	2004
Georg Mehl (Vice-Chairman)(1)(2)(4)	62	2003
George G. C. Parker(3)(4)	63	2003
Anton K. Schnyder(1)(2)	49	2003

*	Mr. Clarke was elected to our Board of Directors, effective on January 1, 2002.

(1)	Member of the Nominations Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

     Terry G. Clarke — Until his retirement at the end of 2001, Terry G. Clarke was a consulting actuary with Tillinghast — Towers Perrin and a principal of Towers Perrin. He joined their London office in 1986 and most recently was managing principal of Tillinghast’s North America practice. From 1978 until 1986, Mr. Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr. Clarke is a fellow of the Institute of Actuaries and is co-author of a number of papers on non-life insurance subjects as well as a tutor and examiner. He is a member of a number of professional committees both in the UK and continental Europe.

     Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global’s Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr. Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of Directors in 1997. He also serves as Deputy Chairman of Board of Directors of General (Schweiz) Holding AG and as Deputy Chairman of the Board of Directors of Compania Europea de Deguros, Madrid, Spain. Additionally, he is a member of the Executive Committee of the International Insurance Society Inc., New York, and a member of the Advisory Board of the Barmenia Group in Wuppertal, Germany. Peter C. Colombo holds a Bachelor’s degree of Social Sciences (Economics and Politics) from the University of Birmingham, England.

     Jürgen Förterer has served, since 1997, as Chairman of the Executive Management board of R+V Versicherung AG, the holding company of R+V Versicherungsgruppe. Previously, Mr. Förterer served as deputy chairman of the Executive Management Board of R+V Versicherungsgruppe in Wiesbaden, Germany beginning in 1996. He started his professional career in 1977 with Norddeutsche Landesbank in Hannover and joined Allianz AG in Munich, Germany in 1980 and was appointed as a member of the Executive Management Board of Allianz Lebensversicherungs-AG, Stuttgart, Germany in 1993. Additionally, Mr. Förterer serves as a member of the supervisory boards of VR Leasing AG, Strabag AG, Hermes Kreditversicherungs AG, Raiffeisen Druckerei GmbH, and R&V Pensionfonds AG. He graduated from the Ruhr-University in Bochum, Germany in 1972 and received a doctorate degree from the Technical University of Hannover in 1978.

     Derrell J. Hendrix is the Manager and Chief Executive Officer of The RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1998 together with Hannover Rückversicherungs AG through its U.S. subsidiary, Insurance Corporation of Hannover. Previously, Mr. Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at Bank of Boston. He began his career at Citbank in 1977 and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr. Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

     Georg Mehl has served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001. In addition, he has served as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG from 1999 until 2000. Before, Georg Mehl worked for almost 30 years with the Allianz Group, Hamburg and Munich, Germany. He is a member of the Board of Directors of Hermes Kreditversicherung-AG, as well as several other German companies. Mr. Mehl also serves as a member of the Supervisory and Advisory Boards of certain German banks. He graduated from the German Insurance Academy in Cologne, Germany in 1961.

     George G. C. Parker is the Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, U.S. From 1993 to 2001, Professor Parker was senior associate dean for academic affairs and director of the MBA Program at Stanford. Prior to this, Professor Parker served as director for Executive Education, Stanford Business School between 1979 and 1988 and from 1973 to 1979 he was director of the Stanford Sloan Program for Executives. He is currently a board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas and various other U.S. based companies. He graduated from Haverford College, Pennsylvania with a degree in economics in 1960, and received a Master of Arts in finance in 1962 and a Doctor of Philosophy in finance in 1967, each from Stanford.

     Anton K. Schnyder has served as a full professor for private law at the University of Basel, Switzerland, since 1993. In 1994 he was appointed Vice-President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland in 1978 and received his doctorate degree in 1981, being awarded a Professor-Walther-Hug-Prize for his doctoral thesis. Additionally he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special advisor to the governments of Switzerland and Liechtenstein for insurance legislation.

     The business address for each member of our Board of Directors is Baarerstrasse 8, CH-6300 Zug, Switzerland.

Senior Management

     Converium’s executives comprise an executive management team, which we call the Group Executive Committee. It has four members: The Group Chief Executive Officer, the Chief Executive Officers of each of the business segments and the Group Chief Financial Officer. The Group Executive Committee is responsible for implementing Converium’s overall strategy, ensuring effective collaboration among each of our subsidiaries, and reviewing progress against financial and operating plans as approved by the Board of Directors.

     The members of our Group Executive Committee, their ages and current areas of responsibility are as follows:

Name	Age	Area of Responsibility

Dirk Lohmann	43	Group Chief Executive Officer Converium and Chief Executive Officer Converium Zurich
Richard E. Smith	56	Chief Executive Officer, Converium North America
Frank Schaar	42	Chief Executive Officer, Converium Cologne/Converium Life
Martin A. Kauer	43	Group Chief Financial Officer, Converium

     Dirk Lohmann is Group Chief Executive Officer of Converium and Chief Executive Officer of Converium Zurich. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operation in Zurich and of its German operating subsidiary, Zürich Rückversicherung (Koln) AG. In July 1998, Mr. Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, Mr. Lohmann held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. Mr. Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

     Richard E. Smith is the Chief Executive Officer of Converium North America. He has served as the Chief Executive Officer of Zurich Reinsurance (North America), Inc. since 1996 and has been President since June 1995. Mr. Smith was Chief Operating Officer of Zurich Reinsurance Centre, Inc. from March 1993 to May 1996. Previously, Mr. Smith was Senior Vice President, Business Development of Centre Reinsurance Limited from 1992 until March 1993. From 1982 until 1992, Mr. Smith was employed by Guy Carpenter & Company, Inc. where he served as a Senior Vice President and a member of the Board of Directors. From 1975 to 1982, Mr. Smith was employed by A.M. Best Company, most recently as Vice President in charge of the property/casualty ratings division. Mr. Smith holds a Bachelor of Arts Degree from United States International University in San Diego. He also is a member of the Board of Directors of International Financial Group, Inc.

     Frank Schaar is Chief Executive Officer of Converium Germany and in charge of the business segments Converium Cologne and Converium Life. He joined Zürich Rückversicherung (Koln) AG in 2000 and has served in his current capacity since January 2000. He was previously employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr. Schaar served as Senior Vice President with responsibilities for Germany. Mr. Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

     Martin A. Kauer is Group Chief Financial Officer of Converium. He has served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations since July 1998. From 1996 to 1998, Mr. Kauer managed the demutualization of Rentenanstalt/Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, Mr. Kauer worked for Union Bank of Switzerland as an investment banker. Mr. Kauer holds a degree in economics from the University of Zurich, Switzerland.

     The standard notice period for termination of members of the Group Executive Committee is six months reflecting the traditional practice of Swiss-based companies. However, there are certain exceptions to this standard, reflecting prevailing local practices in the jurisdictions where the executives are currently employed.

     The business address for each member of our Group Executive Committee is Baarerstrasse 8, CH-6300 Zug, Switzerland.

B. COMPENSATION

Compensation of Directors

     Directors’ fees have been determined to ensure that we can attract and retain high caliber individuals appropriate to serve a global reinsurance organization. We have adopted a Directors Stock Option Plan to provide for grants of equity-based compensation to our directors.

     The table below presents the annual fees we pay to our non-executive directors.

Position	Cash Compensation	Equity Compensation

Chairman	$ 60,000 in cash	$ 75,000 in options
Vice-Chairman	$ 50,000 in cash	$ 60,000 in options
Directors	$ 40,000 in cash	$ 50,000 in options

     We will not compensate our directors for attendance at Board of Directors or committee meetings.

     We currently plan to grant the option component of directors’ compensation at the end of the period for which they are due, and to provide our directors with an initial grant of options at our first annual general shareholders’ meeting, which was held on April 30, 2002. This grant is pro rata to reflect a partial year of service. We plan to make grants to our directors for future periods on the dates of subsequent annual general shareholders’ meetings.

     In determining the number of options to be granted, options will be valued based on the Black-Scholes option pricing model, and will be based on the fair market value of our shares at the date of grant. Options granted to our directors will vest immediately, have a term of 10.5 years, and have an exercise price equal to fair market value on the date of grant.

Compensation of Senior Management

     The total aggregate compensation paid to our executive officers who now constitute the Group Executive Committee was $3.6 million during 2001. Aggregate compensation consists of the base salary and cash awards made under the short- and long-term incentive plans paid during 2001, and the estimated value of other compensation-related items. See also “— Employee Incentive and Benefit Plans.”

Employee Incentive and Benefit Plans

     An important component of our compensation program is the provision of additional employee benefits designed to encourage our employees to pursue our annual and longer-term objectives. These incentive plans are designed to attract, retain and motivate executives and staff committed to achieving performance-related targets and align the interests of our employees with those of our shareholders.

     Accordingly, we have established incentive programs where benefits are linked to both corporate, financial and business as well as individual performance targets. Additionally, our long-term incentive plans include equity participation and stock option plans or their equivalent. These plans took effect at the time of the Formation Transactions. Their terms are summarized below.

     Moreover, following completion of the Formation Transactions, our officers and employees were granted Converium shares and options to reflect the conversion of awards previously granted to them under Zurich Financial Services plans and relating to Zurich Financial Services’ equity securities. These awards were granted by us, but reflect awards held by these employees from prior years of service with Zurich Financial Services as well as awards granted as part of the retention plan created in connection with our separation from Zurich Financial Services. We will also provide new grants for current service years under our new plans.

Transition to Converium Plans

Zurich Financial Services Plans

     Prior to the Formation Transactions, Converium employees participated in the following incentive plans established by Converium under master plans adopted by Zurich Financial Services:

•	Annual Incentive Plan for Selected Employees

•	Performance Share Plan for Selected Employees

•	Group Share Option Plan for Selected Executives

•	Long-Term Performance Share Plan for Selected Executives

Conversion of Outstanding Zurich Financial Services Awards

Zurich Financial Services Long-term Performance Share Plan

     Selected executives and employees of Converium were eligible to receive performance share awards pursuant to plans established by Zurich Financial Services. Upon consummation of the Formation Transactions, the outstanding performance share awards were converted into 207,602 restricted shares of Converium under the share plan described below. The number of shares granted was calculated based upon the offering price of the global offering. The shares so converted will vest in their entirety on either the first or second anniversary of the offering, depending on the date the original award was granted.

Zurich Financial Services Global Share Option Plan

     Selected executives and employees of Converium were eligible to receive options to purchase shares of Zurich Financial Services pursuant to long-term incentive plans established by Zurich Financial Services. These options to purchase shares of Zurich Financial Services will be converted into options to purchase shares of Converium. The expiration and term of the Converium options will be the same as the options from which they were converted. Options which were originally granted in 1999 vest on January 31, 2002 and will expire on January 31, 2006. Options which were originally granted in 2000 will vest on January 31, 2003 and will expire on January 31, 2007.

New Compensation Plans

Share Plan

     Converium has adopted a standard stock option plan for our non-U.S. employees, a standard stock purchase plan for our non-U.S. employees, and an omnibus share plan for our U.S. employees. These arrangements, which we refer to collectively as the Share Plan, establish the framework by which we will grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries will be able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.

     Pursuant to Article 3a of our Articles of Incorporation, our share capital can be increased by the issuance of up to 4,000,000 of our shares, 3,200,000 of which will be reserved under the Share Plan for the grant of options, restricted shares, restricted share units, and other share-based awards. Some of these shares may be issued to effect the conversion of our employees’ rights under Zurich Financial Services plans or our retention plan, as well as new awards for current service years under our new plans. Future awards will be granted at the discretion of the Remuneration Committee. Awards will be granted in the absolute discretion of our Remuneration Committee. Generally, the size of a participant’s award will be based on the level of responsibility and position, market conditions and the extent of the executive or employee’s prior participation in the Converium plans described above.

     Following consummation of the global offering, 730,233 options, with an exercise price equal to the offering price, and 704,750 restricted shares were granted to our employees. New options granted will vest 25% immediately on the grant date and 25% will vest each year thereafter and will have a 10.5 year term. New restricted shares granted will vest in their entirety in six years, subject to acceleration after year three based on the achievement of certain performance objectives. As described above, some of these shares were issued to effect the conversion of our employees’ rights under Zurich Financial Services plans, that will vest according to the terms of the original grants.

     Future awards will have such terms as our Remuneration Committee determines in its absolute discretion. Generally, new options will vest ratably at 25% per year, starting at the date of grant and will expire 10.5 years after the date of grant, unless we decide otherwise. Early exercise of options may be permitted in certain circumstances.

     In connection with these plans we paid approximately $11.0 million of incentive compensation in 2001. In addition, we set aside approximately $0.2 million in 2001 to provide pension, retirement and similar benefits to our directors and Group Executive Committee members under these plans.

Grants to Group Executive Committee

     As of the date the Formation Transactions were consummated, we granted restricted shares and options to members of our Group Executive Committee. These grants included retention awards, converted long-term share awards, and awards under the new plans. In the table below we have calculated the number of shares and options granted to the members of our Global Executive Committee in reference to the amount of incentive equity awards formerly held by these officers under the Zurich Financial Services plans, using the Black-Scholes methodology based on the initial public offering price of our shares.

	Shares held at	Options held at
Name	December 31, 2001	December 31, 2001

Dirk Lohmann	17,686	162,852
Richard E. Smith	39,417	78,978
Frank Schaar	3,463	51,698
Martin A. Kauer	6,187	53,119

     Mr. Lohmann holds 17,686 shares. Of this total, 14,636 shares include 5,931 converted shares granted under a former Zurich Financial Services plan, of which 2,874 converted shares vest on the first anniversary and 3,057 converted shares vest on the second anniversary of the global offering. Mr. Lohmann’s shares also include 6,794 retention award shares, of which half shares vest on the first and second anniversary of the global offering, and 1,911 shares awarded under the Share Plan vesting on the sixth anniversary of the global offering, subject to acceleration after the third anniversary of the global offering. In addition, Mr. Lohmann purchased 3,050 shares. Mr. Lohmann’s options include 162,852 options awarded under the Share Plan, with 25% vesting at grant and the remainder vesting pro rata over three years on each anniversary of grant, and expiring in 10.5 years. Mr. Lohmann will also receive converted options granted under a former Zurich Financial Services plan, a portion of which vest on January 31, 2002 and expire on January 31, 2006 and the remainder vest on January 31, 2003 and expire on January 31, 2007.

     Mr. Smith’s 39,417 shares include 27,450 converted shares granted under a former Zurich Financial Services plan, of which 13,090 converted shares vest on the first anniversary and 14,360 converted shares vest on the second anniversary of the global offering. Mr. Smith’s shares also include 7,659 retention award shares, of which half shares vest on the first and second anniversary of the global offering, and 4,308 shares to be awarded under the Share Plan vesting on the sixth anniversary of the global offering, subject to acceleration after the third anniversary of the global offering. Mr. Smith’s options also include 78,978 options awarded under the Share Plan, with 25% vesting at grant and the remainder vesting pro rata over three years on each anniversary of grant and expiring in 10.5 years. Mr. Smith will also receive converted options granted under a former Zurich Financial Services plan, a portion of which vest on January 31, 2002 and expire on January 31, 2006 and the remainder vest on January 31, 2003 and expire on January 31, 2007.

     Mr. Schaar’s 3,463 shares include 968 converted shares granted under a former Zurich Financial Services plan vesting on the second anniversary of the global offering, as well as 2,243 retention award shares, of which half shares vest on the first and second anniversary of the global offering. Mr. Schaar’s shares also include 252 shares to be awarded under the

Share Plan vesting on the sixth anniversary of the global offering, subject to acceleration after the third anniversary of the global offering. In addition, Mr. Schaar was awarded 51,698 options under the Share Plan, with 25% vested at grant and the remainder vesting pro rata over three years on each anniversary of grant and expiring in 10.5 years.

     Mr. Kauer holds 6,187 shares. This total includes 1,750 converted shares granted under a former Zurich Financial Services plan, of which 875 converted shares vest on the first and second anniversary of the global offering. Mr. Kauer’s shares also include 2,473 retention award shares, of which half shares vest on the first and second anniversary of the global offering, and 464 shares awarded under the Share Plan and vesting on the sixth anniversary of the global offering, subject to acceleration after three years. In addition, Mr. Kauer purchased 1,500 shares. Mr. Kauer’s options also include 53,119 options awarded under the Share Plan, with 25% vesting at grant and the remainder vesting pro rata over three years on each anniversary of grant and expiring in 10.5 years. Mr. Kauer will also receive converted options granted under a former Zurich Financial Services plan, a portion of which vest on January 31, 2002 and expire on January 31, 2006 and the remainder vest on January 31, 2003 and expire on January 31, 2007.

Annual Incentive Plan

     We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries will establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the Annual Incentive Plan. Employees are eligible for target awards under the Annual Incentive Plan ranging from 5% to 100% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.

     Participants in our Annual Incentive Plan will be permitted to defer a portion of their bonus into restricted shares or units under our Annual Incentive Deferral Plan. Unless otherwise determined by Converium, employees who determine to do so will receive a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years. We reserved 400,000 shares for issuance of restricted shares under this plan.

Employee Stock Purchase Plan

     Additionally, we adopted effective January 1, 2002, employee stock purchase plans for the purpose of providing employees with an opportunity to participate in equity ownership of Converium by purchasing our shares at a discount. As with the Share Plan and the Annual Incentive Plan, our subsidiaries will adopt disparate plans on substantially the same terms which we refer to collectively as the Employee Stock Purchase Plan. One plan will be adopted for employees of U.S. subsidiaries, and will be designed to meet the requirements of Section 423 of the U.S. Internal Revenue Code which affords favorable tax treatment to U.S. employees. We reserved 400,000 shares for issuance under the U.S. plan and 200,000 shares for issuance under other employee share purchase plans. The option price of our shares under this plan, for each plan offering period, will be the lower of 85% of the fair market value of the shares on the offering commencement date or 85% of the fair market value on the offering termination date. One or more other stock purchase plans will be adopted to cover selected Converium employees outside the United States subject to and in accordance with applicable local law. Our Board of Directors will authorize from time to time the number of shares that are available under these other stock purchase plans.

Retention Awards

     In addition, in conjunction with the Formation Transactions, we granted retention awards to certain employees of Converium in the form of Converium restricted shares that vest pro rata on the first and second anniversary of the completion of the global offering. The number of our shares granted was calculated based upon the offering price of the global offering. In addition, we provided certain employees with cash based incentive rewards.

IPO Share Grant

     Employees other than those who are granted retention awards received, in conjunction with the Formation Transactions, Converium restricted shares that vest pro rata on the first and second anniversary of the completion of the global offering. The number of shares granted was calculated based upon the initial offering price of the global offering.

C. BOARD PRACTICES

Board Committees

The Nominations Committee

     Our nominations committee assesses and submits to the Board of Directors for approval its proposals for the board’s composition as well as that of its committees. The nominations committee also reviews proposals by the Group Chief Executive Officer regarding the composition of the Group Executive Committee and the selection of the Group General Counsel and the head of Group Internal Audit. The nominations committee will meet at least twice a year.

The Remuneration Committee

     Our remuneration committee assesses and decides upon the overall compensation of the members of the Group Executive Committee, other than the Group Chief Executive Officer. In addition, the remuneration committee submits to the Board of Directors for approval its proposals for the overall compensation received by the members of the Board of Directors and the Group Chief Executive Officer. The remuneration committee will meet at least twice a year.

The Finance Committee

     Our finance committee assesses our accounting standards and procedures and submits to our Board of Directors for approval its proposals for material changes, if any. In addition, our finance committee reviews and submits resolutions for approval of the full board relating to material financial matters including our annual combined budget, risk management policy, dividend policy, investment policy and solvency planning, tax planning, capital expenditures plans, proposed subsidiary capital increases, reported year-end results and reserve policy. The finance committee will meet at least twice a year.

The Audit Committee

     Our audit committee is responsible for reviewing our risk management functions and for supervising the framework for our auditing process. We have adopted an auditing charter whose implementation is reviewed by the audit committee. As part of this process, the audit committee reviews internal control systems and our risk management and auditing process. The audit committee also reviews material audit-related matters including the scope and general extent of the internal and external audit, including cost effectiveness, the independence and objectivity of our external auditors and the nature and extent of non-audit services provided by our external auditors. The audit committee will meet at least twice a year.

Indemnification of Officers and Directors

     We maintain customary directors’ and officers’ insurance for our directors and officers. Otherwise, neither our Articles of Incorporation nor any contract or other arrangement contains any provision under which any of our directors or executive officers is indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

D. EMPLOYEES

     As of December 31, 2001, Converium employed 740 people globally, including 274 at our offices in Zurich, 237 at our offices in the United States, 148 at our offices in Cologne, 13 in other European countries, 29 in the Asia-Pacific region and 39 in other regions. Of our total 740 employees, 702 are full-time employees.

     A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.

     The following is the distribution of the persons employed.

		As of December 31,

	2001	2000	1999(1)

Number of employees	740	752	643
Breakdown by geographic location
Zurich	274	292	292
United States	237	262	247
Cologne	148	135	104
Asia-Pacific region	29	32	N/A
Other regions	52	36	N/A
Breakdown by main category of activity
Underwriting	274	240	N/A
Finance	176	168	N/A
Actuarial	69	56	N/A
Other	221	274	N/A

(1)	We have been managed as a global integrated operation since 1998. The categories in the table above reflect our current geographic locations and main categories of activity. We did not organize our operations or account for our employees in the locations and categories specified for 1999.

E. SHARE OWNERSHIP

     As of the date of this annual report, none of the members of our Board of Directors or Group Executive Committee beneficially owns more than 1% of our shares. In addition, none of the members of our Board of Directors or Group Executive Committee have an ownership interest in a company that is a major client or broker of Converium.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     As of April 30, 2002, 21.2 million shares were registered in our share register. These shares were owned by 1,706 shareholders, of which 1,311 were private individuals holding 1.4% of total outstanding shares, 209 were foundations and pension funds holding 12.6% of total outstanding shares and 186 were other legal entities holding 38.8% of total outstanding shares.

     As of April 30, 2002, holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 6,170,121 of our registered shares and holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 9,678,958 ADSs, representing approximately 52% of our registered shares. These holdings represented approximately 27% of the total number of shares outstanding as of April 30, 2002. Brokers and other nominees hold certain of our registered shares and ADSs. In addition, some holders of our registered shares have not or may not register their holdings. Consequently, the above figures may not state the actual number of U.S. beneficial holders or the number of registered shares or ADSs beneficially held by persons in the United States.

     As of the date of this annual report, there are the following two direct or indirect owners of 5% or more of our outstanding shares:

Wellington Management Company, LLP, 75 State Street, Boston, MA 02109, USA, holds 250,899 registered shares with 250,899 voting rights and 5,644,200 ADRs with 2,822,100 voting rights in Converium Holding AG, Zug. This corresponds to 7.68% of total voting rights. These shares are held and managed by Wellington Management in various funds. None of these clients does, however, hold voting rights in excess of 5%.

Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, has acquired 2,084,571 registered shares with 2,084,571 voting rights in Converium Holding AG, Zug. This corresponds to 5.21% of the share capital entered in the Commercial Register. These shares are held and managed by Fidelity International in various funds. None of these clients does, however, hold voting rights in excess of 5%.

     As of the date of this annual report, we have granted the members of our Group Executive Committee an aggregate of 74,072 of our shares and options to purchase 387,286 shares representing approximately 1% of our shares. As of the date of this annual report, the members of our Board of Directors were granted options to purchase 6,960 shares. See “Item 6. — Directors, Senior Management and Employees — B. Compensation.”

B. RELATED PARTY TRANSACTIONS

     There were no unpaid loans, including guarantee commitments, granted to our directors and members of our Group Executive Committee as of December 31, 2001.

     In May 2000, Converium entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd. distributes medical malpractice insurance policies to the members of the Medical Defence Union. These insurance policies are issued by Zurich Financial Services (UKISA), London, and are 100% reinsured by Converium. Gross assumed premiums under this transaction were $57.0 million and $30.2 million for 2001 and 2000, respectively.

     Converium owns 9.67% of PSP Swiss Property AG, which manages real estate held for investment by Converium.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See the consolidated financial statements beginning on page F-1.

Legal Proceedings

     In the ordinary course of our business activities, we are from time to time involved in litigation with respect to liabilities which are the subject of reinsurance claims. These liabilities are taken into account in setting our technical reserves. Except as set forth below, we are not engaged in, nor to our knowledge is there pending or threatened by or against us, any legal, arbitration or administrative proceedings which we believe may, individually, or in the aggregate, have a material adverse effect on our financial position, profitability, results of operations or liquidity.

U.S. Life Insurance Co. Arbitration

     On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, ZC Insurance Company, now known as Converium Insurance (North America) Inc., and Centre Insurance Company (“CIC”). US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were made in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2001 are $54.0 million premiums earned, $18.1 million commissions earned and $75.9 million losses incurred. Discovery commenced in this matter in the fall of 2001, and the matter is set for hearing in December 2002 and January 2003. Based on the limited information available to date, we are unable to predict Converium Insurance (North America) Inc.’s chances of prevailing in this action.

Unicover Litigation

     The Seattle, Washington litigation and the New York Supreme Court litigation previously reported among Converium Reinsurance (North America) Inc., (“CRNA”), the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15 to our financial statements), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

     The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion is undetermined at this time. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to $5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

U.S. Tax Matter

     The Internal Revenue Service has issued a so-called 30-day letter disputing the tax treatment of the aggregate excess of loss reinsurance arrangement described below between Converium Reinsurance (North America) Inc. and ZIC. We have treated the stop loss arrangement as a capital support mechanism for U.S. federal income tax purposes. The IRS disputes this tax treatment and has proposed increased tax liability in the amount of $6.9 million for the year 1997. If the IRS were to prevail, the tax from Converium Reinsurance (North America) Inc. could increase, although we do not believe the taxes and penalties would be likely to be material to us as a whole. Zurich Reinsurance Centre Holdings, Inc., or ZRCH, has agreed to indemnify us for its liability in respect of this issue (with such indemnity being guaranteed by ZIC) pursuant to the Tax Sharing and Indemnity Agreement entered into between ZRCH and Converium Holdings (North America) Inc. ZRCH and we believe that the IRS’s proposed tax treatment is incorrect, and ZRCH has filed a written protest in opposition to the 30-day letter. We have been informed that ZRCH intends to pursue its defenses vigorously. The ultimate resolution of this issue cannot be predicted with certainty, however. If for any reason ZRCH or ZIC were unable to perform under the indemnity, we would be required to pay any resulting deficiency.

Superior National Matters

     After the purchase by Centre Solutions Holdings (Delaware) Limited, a subsidiary of Zurich Financial Services, of CIC, from the Superior National Insurance Group, Inc., or SNIG, in December 1998, CIC was a ceding insurance carrier for certain SNIG subsidiaries with respect to workers’ compensation insurance in California and other U.S. states. Under certain contracts, various SNIG-related entities provided CIC with policy administration, claims administration and reinsurance with respect to the ceded business. Pursuant to a Partial Commutation and Settlement Agreement dated December 31, 1999, which we refer to as the CIC Agreement, CIC received approximately $163 million of securities from a statutory deposit account maintained by California Compensation Insurance Company, or CalComp, and approximately $22 million of cash from insurance company subsidiaries. Under the CIC Agreement, among other things, CIC provided a release to CalComp and Superior National Insurance Company from any liability of up to $180 million under the SNIG subsidiaries’ reinsurance of ceded business placed with CIC.

     On or about March 6, 2000, the California Insurance Commissioner placed SNIG’s insurance subsidiaries in conservation. On September 26, 2000, the court placed these companies in liquidation and named the California Insurance Commissioner, referred to here as the Commissioner, as liquidator of those entities, referred to as the Superior National Insurance Companies in Liquidation, or SNICIL. The remaining SNIG entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in April 2000.

     On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), on behalf of SNICIL, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA moved to dismiss the complaint on April 15, 2002, and intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. For a description of the cross indemnities we and Zurich Financial Services have provided to each other in connection with our separation, see “Item 10. — Additional Information - C. Material Contracts — Other Indemnity Matters.

Canada Life

     On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Germany in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate.

     Converium has fully reserved this matter. However arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

Dividends and Dividend Policy

     Our Board of Directors did not propose a dividend with respect to the 2001 fiscal year. Beginning with fiscal year 2002, we intend to pay dividends on our outstanding shares, subject to the recommendation of our Board of Directors and a resolution of our shareholders at an ordinary general shareholders’ meeting. We intend to distribute dividends to our shareholders on an annual basis, but cannot assure you that we will do so. Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. Holders of shares and ADSs, with respect to the underlying shares, are entitled to receive payment in full of any dividends declared in respect of the 2002 fiscal year and following years.

     As a holding company, we are dependent on dividends and interests from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to us, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 14 to our financial statements.

     Under Swiss law, we may only pay dividends if we have either sufficient profits available for distribution or if we have sufficient free reserves pursuant to our statutory (non-consolidated) balance sheet and the provisions of Swiss law to allow for distributions from that reserve.

     As long as the general reserves amount to less than 20% of our nominal share capital, Swiss law requires at least 5% of our annual net profits to be retained as general reserves. Any net profits remaining after this retention are eligible to be distributed as dividends, subject to approval by our shareholders at a shareholders’ meeting, and our auditors must confirm that a dividend proposal by our Board of Directors complies with our Articles of Incorporation and Swiss law.

     Our dividends will be due and payable after the shareholders’ resolution authorizing the payment of such dividends has been passed or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations in respect of dividend payments is five years. All of our shares rank pari passu in relation to the right to dividends.

     Dividends paid in respect of our ADSs and shares are subject to a deduction of Swiss withholding tax, which currently is at a rate of 35%. In the event of any dividend being paid, the withholding tax will be deducted from any dividend payments. A Swiss resident may be entitled to a full refund of such withholding if such resident is the beneficial owner of the payment and duly reports the dividend received on his personal tax return. Non-Swiss-resident holders of our ADSs and shares may be entitled to a full or partial refund of such withholding tax under the terms and conditions of an applicable double taxation treaty. See “Item 10. Additional Information — E. Taxation — Swiss Taxation — Obtaining a Refund of Swiss Withholding Tax for U.S. Residents.”

     We will pay our dividends in Swiss francs. Owners of our ADSs will be entitled to receive dividends, if any, payable in respect of the underlying shares. Our ADS depositary agreement provides that the ADS depositary will promptly convert the dividends that it receives into U.S. dollars on behalf of the ADS holders according to the prevailing market rate on the date that the ADS depositary actually receives the dividends. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar amounts received by the holders of ADSs from the date a dividend is paid to the date U.S. dollars are received by ADS holders.

B. SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2001.

ITEM 9.     THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Market Price Information

Trading on the SWX Swiss Exchange

     The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On May 14, 2002, the latest practicable day before the printing of this annual report, the last reported sale price of our registered shares on the SWX Swiss Exchange was CHF 89.00 per registered share.

	High	Low

	CHF	CHF

Calendar Year 2001 (from December 11, 2001)	82.10	79.00
Fourth Quarter (from December 11, 2001)	82.10	79.00
Calendar Year 2002 (until April 30, 2002)	89.10	75.00
First Quarter	88.45	75.00
Second Quarter (until April 30, 2002)	89.10	83.50
Last 4 Months
January 2002	85.15	78.00
February 2002	82.00	75.00
March 2002	88.45	78.55
April 2002	89.10	83.50

     Trading on the New York Stock Exchange

     The table below presents the highest and lowest reported sale price for our ADSs on the New York Stock Exchange. On May 14, 2002, the latest practicable day before the printing of this annual report, the last reported sale price of our ADSs on the New York Stock Exchange was $27.40 per ADS.

	High	Low

	$	$
Calendar Year 2001 (from December 11, 2001)	24.70	23.02
Fourth Quarter (from December 11, 2001)	24.70	23.02
Calendar Year 2002 (until April 30, 2002)	27.40	21.77
First Quarter	26.50	21.77
Second Quarter (until April 30, 2002)	27.40	25.00
Last 4 Months
January 2002	25.60	22.90
February 2002	24.14	21.77

March 2002	26.50	23.15
April 2002	27.40	25.00

B. PLAN OF DISTRIBUTION

     Not applicable.

C. MARKETS

     Converium registered shares have a listing on the SWX Swiss Exchange under the symbol “CHRN.” Converium ADSs are listed in the United States under the symbol “CHR” on the New York Stock Exchange, or NYSE. The NYSE is the only trading market for our ADSs in the United States. Each of our ADSs represents one-half of one of our registered shares. We expect that the SWX Swiss Exchange will remain the principal trading market for our registered shares.

D. SELLING SHAREHOLDER

     Not applicable.

E. DILUTION

     Not applicable.

F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     See “Description of Shares and Share Capital” in the Registration Statement on Form F-1, file number 333-14106, filed with the SEC under the Securities Act of 1933 on December 10, 2001.

C. MATERIAL CONTRACTS

The Master Agreement

     The Master Agreement sets out the overall principles and the rights and obligations of the parties in connection with the Formation Transactions. It also addresses the relationship between Zurich Financial Services and Converium following the Formation Transactions. In particular, the Master Agreement provides for:

•	the separation of substantially all of the third party reinsurance business from the businesses of Zurich Financial Services, and

•	the consolidation of this business under Converium Holding.

     The third party reinsurance business that has been retained by Zurich Financial Services includes the Zurich Centre Group business as described below and the reinsurance business written by ZIC with inception or renewal dates prior to January 1, 1987.

     In the Master Agreement, Zurich Financial Services and Converium made certain representations and warranties with respect to matters including the assets of and titles to the assumed business. In addition, each of Zurich Financial Services and Converium made certain covenants, principally intended to effect our separation from the other businesses of Zurich Financial Services.

     Further, each of Zurich Financial Services and Converium has agreed, following the completion of the Formation Transactions:

•	to execute the agreements, and to cooperate and act in accordance with the arrangements described below

•	not to, and to cause its subsidiaries not to, until March 31, 2004, interfere with any contractual relationship existing on or at any time during the period of two years prior to the first trading day on the SWX Swiss Exchange between the other party and its customers or other commercial counterparties

•	not to, and to cause its subsidiaries not to, within a period of two years after the first trading day on the SWX Swiss Exchange, actively solicit for employment or hire any person employed by the other party or its subsidiaries and

•	not to, except for certain specified exceptions, disclose confidential information of the other party or an entity of such party’s group which is not known to third parties but which is known by the parties due to the fact that the parties were previously part of the same group of companies or as a result of the transactions contemplated by the Master Agreement.

     In addition, the Master Agreement provides that we will bear up to a maximum of $50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services will reimburse us for costs and expenses in excess of this amount. For a discussion of the impact of the Formation Transactions-related costs and expenses on our results of operations, cash flows and financial position see “Item 5. — A. Operating Results — Restructuring Charge.”

     The Master Agreement is governed by, and will be construed in accordance with, the laws of Switzerland.

September 11th Coverage

     Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expense we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. Note 8 to our financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance.”

Acquisition of the Converium Zurich Business

     The Converium Zurich reinsurance business was acquired from ZIC and ZIB via the Quota Share Retrocession Agreement, described in more detail below and the Asset Purchase and Assumption of Liability Agreement between ZIC and Converium Switzerland, dated September 28, 2001. Under this Agreement, ZIC transferred to Converium Switzerland tangible assets, marketable securities and liabilities relating to the Converium Zurich business.

Quota Share Retrocession Agreement

     In connection with the Formation Transactions, the transfer of Converium Zurich’s business to Converium Switzerland by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

     The Quota Share Retrocession Agreement provides for the payment of premiums to Converium by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset. In conjunction with the establishment of the Funds Withheld Asset, the Zurich Financing Agreement was cancelled. See Note 6 to our financial statements for more information on the Zurich Financing Agreement.

     Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in our financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from our financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2001, 2000 or 1999.

     Converium will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur.

     Converium is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed $25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of $90.0 million, or actual losses from the event. Converium is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from $150.0 to $180.0 million in 2002 and $105.0 to $135.0 million for the period January 1, 2003 to September 30, 2003. Converium may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2001.

     Converium will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium will manage third-party retrocessions related to the business transferred. Converium will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

     The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Acquisition of the Converium North America Business

     The Converium North America reinsurance business was acquired through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Converium Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., pursuant to a Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium, dated November 20, 2001.

Assumption of $200 Million Public Notes

     On October 20, 1993, Zurich Reinsurance Centre Holdings, Inc., or ZRCH, issued $200 million principal amount of 7.125% Senior Notes due October 15, 2023, referred to below as the Notes. In connection with the issuance of the Notes, ZRCH executed an Indenture. As partial consideration for the transfer to Converium Holdings (North America) Inc. of Converium Reinsurance (North America) Inc., Converium Holdings (North America) Inc. has executed a First Supplemental Indenture, dated November 20, 2001, assuming all of the rights and obligations of ZRCH under the Indenture. The Bank of New York acts as Trustee under the Supplemental Indenture. Accordingly, this indebtedness is reflected in our financial statements for all periods presented. The Notes are general unsecured obligations of Converium Holdings (North America) Inc. and rank on a parity with all other unsecured and unsubordinated indebtedness of Converium Holdings (North America) Inc.

CENY Arrangements

     Prior to the Formation Transactions, the Converium Reinsurance (North America) Inc. balance sheet reflected business originally written by Centre Reinsurance Company of New York, or CENY. Prior to the establishment of separate Zurich Centre Group legal entities, CENY wrote new or renewal business on the Converium Reinsurance (North America) Inc. balance sheet. CENY was originally part of the Zurich Centre Group of companies, a business unit of Zurich Financial Services. Zurich Financial Services has historically operated and managed CENY separately from Converium. In 1997, the CENY legal entity was merged into Zurich Reinsurance Centre, Inc., or ZRC, a predecessor of Converium Reinsurance (North America) Inc. in connection with a going private transaction involving ZRC’s parent. As a result of this merger, certain liabilities of CENY, referred to below as “CENY Business,” became direct obligations of Converium Reinsurance (North America) Inc., but continued to be managed by Zurich Centre management and were not part of the independently managed and operated third party reinsurance business of Converium. Nevertheless, prior to our separation from Zurich Financial Services, we had primary legal responsibility for the CENY Business.

     In connection with the Formation Transactions, we have extinguished our legal responsibility for substantially all of the CENY Business pursuant to the Master Novation and Indemnity Reinsurance Agreement with certain insurance subsidiaries of Zurich Financial Services, including Converium Reinsurance (North America) Inc., Centre Insurance Company, or CIC, Centre Solutions (U.S.) Limited, a Bermuda domiciled insurance company, and Zurich Insurance Company, Bermuda branch, a Bermuda branch of a company organized under the laws of Switzerland, dated as of October 21, 2001. Under this agreement, Converium Reinsurance (North America) Inc. has assigned and transferred to insurance subsidiaries of Zurich Financial Services, and these insurance subsidiaries have assumed, pursuant to a novation, substantially all of the insurance contracts related to the CENY Business. Accordingly, the novated contracts are excluded from our financial statements. However, a portion of the CENY Business was not novated because necessary consents could not be obtained from the reinsureds by the effective date of the agreement. This portion of the CENY Business has been 100% retroceded to CIC and CSUS on an indemnity reinsurance basis and is reflected in our financial statements as 100% retroceded business for all periods presented.

     Converium Reinsurance (North America) Inc. historically obtained stop-loss reinsurance coverage on the CENY Business from members of the Zurich Centre Group. In connection with the Formation Transactions, Converium Reinsurance (North America) Inc. has commuted these policies pursuant to the Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Converium Reinsurance (North America) Inc. and Centre Reinsurance Limited, dated as of October 1, 2001, the Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Converium Reinsurance (North America) Inc. and Centre Reinsurance International Company, dated as of October 1, 2001, the Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Converium Reinsurance (North America) Inc. and Centre Reinsurance Limited, dated as of October 1, 2001, the Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Converium Reinsurance (North America) Inc. and Centre Reinsurance Limited, dated as of October 1, 2001 and the Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Converium Reinsurance (North America) Inc. and Centre Reinsurance International Company, dated as of October 1, 2001. Because we no longer have any legal rights of coverage under these policies, they have been excluded from our financial statements for all periods presented.

Supplementary Agreements and Arrangements

     Converium Reinsurance (North America) Inc. and its wholly owned subsidiary, Converium Insurance (North America) Inc., terminated certain existing affiliate arrangements and settled balances due under certain existing arrangements in preparation for the transfer of Converium Reinsurance (North America) Inc. to Converium pursuant to the Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement, between Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (US) Limited, ZRCH, Converium Reinsurance (North America) Inc., ZCIC, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.

     Centre Reinsurance Holdings (Delaware) Limited, an indirect subsidiary of Zurich Financial Services, repaid a loan from Converium Reinsurance (North America) Inc. in the principal amount of $33.0 million plus accrued interest of $0.9 million. These amounts were settled in cash. The transaction was effected on July 10, 2001.

     Additionally, the former direct parent of Converium Reinsurance (North America) Inc. repaid a loan from Converium Reinsurance (North America) Inc. in the principal amount of $33.0 million plus accrued interest of $1.9 million. These amounts were settled in cash and the transaction was effected on July 10, 2001.

     Moreover, Converium Reinsurance (North America) Inc. was removed as a party to an Expense Sharing Agreement with an affiliate of Zurich Financial Services. Converium Reinsurance (North America) Inc. settled all costs and received all payments arising under this Expense Sharing Agreement according to its terms as of the settlement date. The termination became effective October 1, 2001, with a settlement as of September 30, 2001.

     Prior to the Formation Transactions, Converium Reinsurance (North America) Inc. owned approximately 34% of the common stock of Lancer Insurance Company, or Lancer, an Illinois-domiciled property and casualty insurer. Converium

Reinsurance (North America) Inc. transferred its interest in Lancer to a subsidiary of Zurich Financial Services pursuant to the Stock Purchase Agreement between Converium Reinsurance (North America) Inc. and Centre Strategic Holdings Limited, dated August 23, 2001. The Lancer stock was sold on August 23, 2001 at the book value on the effective date of the sale, which was approximately $11.9 million. The sale was effective as of August 1, 2001.

     Converium Reinsurance (North America) Inc. is party to a sublease agreement dated January 1, 1994 as amended January 26, 1996 with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services. In connection with the Formation Transactions, Converium Reinsurance (North America) Inc. entered into a new sublease with ZC Resource as of July 13, 2001. The sublease has a term of approximately eleven years, ending in 2012.

     The landlord has agreed to allow ZC Resource to continue to sublease office space to Converium Reinsurance (North America) Inc. after the Formation Transactions. Accordingly, Converium Reinsurance (North America) Inc. will continue its sublease from ZC Resource and will continue its rent guaranty for ZC Resource. As part of the Formation Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. CIC will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

     All of the above supplementary transactions were recorded in our financial statements on the date they occurred.

Acquisition of the Converium Cologne and Converium Life Businesses

     The Converium Cologne and Converium Life reinsurance businesses were acquired through the transfer by Zurich Financial Services to Converium Switzerland of its 98.6% interest in ZRK pursuant to the Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Koln) Aktiengesellschaft, dated September 28, 2001.

GRI Retained Business

     GRI is an internal operating unit of Zurich Financial Services whose principal role is to accumulate risks underwritten by primary and direct providers of insurance in a manner which allows GRI to access the third party reinsurance markets more effectively and efficiently than Zurich Financial Services’ direct writing companies could do on their own. GRI’s internal operations were wholly autonomous from the third party reinsurance business conducted by Converium. Moreover, Converium never used GRI to access external reinsurance markets.

     Prior to the Formation Transactions, the GRI operation was partially conducted through policies issued by Converium Reinsurance (North America) Inc. and ZRK. However, the GRI operation was managed exclusively by GRI’s management team. Additionally, Zurich Financial Services did not alter the capital ascribed to support Converium’s business as a result of the GRI business formerly written on our balance sheets. As a consequence of the Formation Transactions, all GRI business previously written on our balance sheets has been assigned and assumed pursuant to a Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement, among Converium Reinsurance (North America) Inc., ZIC and ZIB, dated as of October 1, 2001. Any related rights and obligations of ours have been extinguished. Accordingly, all of this business is excluded from our financial statements.

Other Indemnity Matters

     Pursuant to the Master Agreement, we and Zurich Financial Services will indemnify each other for certain matters, such as liabilities arising out of our respective businesses, and for breaches of our respective representations and warranties and other customary matters.

     In particular, we have agreed to indemnify Zurich Financial Services and its affiliates for:

•	liabilities assumed by or transferred to us in the separation;

•	liabilities incurred by Zurich Financial Services or its affiliates (other than Converium) while carrying on business on our behalf pursuant to the terms of agreements entered into in connection with the Formation Transactions before and after the dates of the separation of U.S. and non-U.S. business from Zurich Financial Services;

•	liabilities incurred by us on our own behalf at any time, which are deemed to be or become a liability of Zurich Financial Services or any of its affiliates (other than Converium); and

•	losses suffered by Zurich Financial Services or any of its affiliates (other than Converium) that relate to any reasonable action to avoid, resist or defend against liabilities assumed by or indemnified against by us; and

Zurich Financial Services has correspondingly agreed to indemnify us for:

•	liabilities retained by Zurich Financial Services and its affiliates and not assumed by or transferred to us in the separation;

•	liabilities arising out of or relating to the assets not assumed by or transferred to us in the separation;

•	liabilities arising out of specified contracts we have not assumed pursuant to the terms of the Quota Share Retrocession Agreement; and

•	losses suffered by Converium or any of our affiliates that relate to any reasonable action to avoid, resist or defend against liabilities not relating to our business.

     Moreover, we have agreed with Zurich Financial Services to allocate amongst ourselves liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to Converium shareholders or as a result of the transactions themselves.

     In addition, pursuant to the tax sharing and indemnity agreements described below, we and Zurich Financial Services will indemnify each other for certain tax liabilities arising out of the Formation Transactions and certain other potential liabilities that arose while we were affiliated with Zurich Financial Services.

     We have further agreed with Zurich Financial Services to indemnify Zurich Financial Services or ZIC against liabilities to counterparties or third parties arising in connection with ZIC’s participation in establishing the TRINOM transaction, including, but not limited to, the offering circular and any ancillary documentation related thereto, ZIC’s exercise or performance of any of its rights and obligations under the TRINOM agreements and ZIC’s acting based on our information and/or instructions.

     Also, we have agreed to indemnify Zurich Financial Services and its subsidiaries for losses arising from Zurich Financial Services’ involvement in the MDU joint venture to the extent such indemnifiable losses had been caused by the misconduct or negligence of our employees or arising out of our business.

     As described above, subsidiaries of Converium and Zurich Financial Services will indemnify each other with respect to losses arising out of our lease arrangements at Converium North America’s New York City office. See “— Acquisition of the Converium North America Business.”

Tax Sharing Agreements

We entered into Tax Sharing and Indemnification Agreements with:

•	ZRCH, in respect of the U.S. Converium entities, which we refer to as the U.S. Tax Sharing Agreement, and

•	Zurich Financial Services in respect of the non-U.S. Converium entities, which we refer to as the Non-U.S. Tax Sharing Agreement.

     The tax allocation agreement in effect involving Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. was terminated as to those parties. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. paid $54.9 million due under the tax allocation agreement through the date of sale of Converium Reinsurance (North America) Inc., to Converium Holdings (North America) Inc. Under the U.S. Tax Sharing Agreement, these settlements will be adjusted to the extent necessary as of the time the tax returns for 2000 and 2001 are filed. The U.S. Tax Sharing Agreement provides we will generally be liable for taxes imposed on our U.S. entities in respect of periods prior to and after the transfer. However, ZRCH will be liable to us for specified taxes which will include any taxes arising out of the transfer of the U.S. entities to us, any taxes imposed in respect of the stop loss reinsurance policy from ZIC from 1997 to 2001 and certain other matters.

     The Non-U.S. Tax Sharing Agreement provides, in general, that we will be liable for all taxes arising from the business previously conducted by ZIC and Converium Germany, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia and representative offices in Buenos Aires, London, Mexico City, Sao Paolo and Tokyo. As described above, under the Master Agreement we will be liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses of the global offering, up to an aggregate of $50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions will be borne by Converium. See “— The Master Agreement.”

     The tax sharing agreements also set forth the responsibilities for filing tax returns affecting the Converium entities, and the conduct of audits and similar proceedings. The obligations of ZRCH under the U.S. Tax Sharing Agreement are guaranteed by ZIC.

Swiss Tax Consequences to Converium of the Formation Transactions

     Under the terms of the Swiss tax rulings obtained by Zurich Financial Services and granted by the Swiss Federal and Zurich Cantonal Tax Administrations, the Swiss tax treatment of the transactions relating to the formation of Converium will be as described below, provided the transactions were effected in the manner described to the Swiss Tax Administrations and the conditions described further below are satisfied:

•	The offering of Converium shares to the public in the global offering will retroactively trigger Swiss stamp duty at the rate of 1% of the fair market value of Converium at the level of Converium Holding.

     As part of the Master Agreement, Zurich Financial Services has agreed to reimburse us for certain costs and expenses related to the Formation Transactions, including the stamp duty taxes described above. See “— Master Agreement”.

The Swiss tax treatment of the transactions set forth above is subject to the following condition:

• If a shareholder or a group of shareholders acting in concert were to acquire directly or indirectly more than one-third of the voting rights of Converium Switzerland within five years from the completion of the Formation Transactions, then Converium Switzerland would have to pay Swiss stamp duty in the amount of 1% of the fair market value of all of the issued Converium Switzerland shares as of the date of the completion of the Formation Transactions. If, however, more than one-third of the voting rights of such company were transferred in the course of another tax-privileged transaction, such as a merger, taking place within the described five-year period, such retroactive taxation would not be triggered upon the fulfillment of certain conditions. This stamp duty will be borne by us.

Continuing Relationships with Zurich Financial Services

     In addition to the agreements described above, we have certain continuing relationships with Zurich Financial Services, including those described below.

Continuing Aggregate Excess of Loss Agreements

     1993 Aggregate Excess of Loss Agreement

     In 1993, ZIC and Zurich Reinsurance Centre entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements,” ZRC is a predecessor of Converium Reinsurance (North America) Inc., and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss adjustment expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, is on an incurred basis (rather than as any such losses are paid). As of December 31, 2001, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.

1997 Aggregate Excess of Loss Agreement

     Converium Reinsurance (North America) Inc. and Converium Zurich had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Formation Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $320.4 million with respect to all Amerisafe business retroceded to the Unicover Occupational Accident Reinsurance Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $307.5 million from the September 11th terrorist attacks that exceed $58.2 million remains in effect, with ZIC as counterparty,

•	The remainder of the coverage under the agreement is commuted.

     As part of the Formation Transactions, ZIC has also provided Converium Reinsurance (North America) Inc. with coverage for all its net losses with respect to the Amerisafe business ceded to the Unicover Occupational Accident Reinsurance Pool and the September 11th terrorist attacks that exceed the coverage limits described above under each of two Indemnity Agreements, each dated as of October 1, 2001. See Note 15 to our financial statements. In addition, under the Master Agreement Converium has agreed to indemnify ZIC for up to $58.6 million of losses in connection with the Amerisafe business ceded to the Unicover Pool for non-performance of the retrocessionaire.

Other Agreements and Arrangements

     As described in more detail above, the separation of our business from that of Zurich Financial Services, in part pursuant to reinsurance agreements, including the Quota Share Retrocession Agreement and the Master Novation and Indemnity Agreement, will entail us and Zurich Financial Services and its affiliates having continuing obligations to reinsure each other and to provide services in connection with the administration of the run-off of the business we transferred to each other.

     In some of our lines of business, it is either necessary for regulatory or other reasons, or commercially useful, to write business through policies issued directly by primary insurance companies. We subsequently reinsure all or substantially all of this business, which we underwrite and manage. In some cases, we have partnered with certain Zurich Financial Services affiliates who write direct business in some jurisdictions or lines, which we have subsequently reinsured. For example, we partnered with Zurich American Insurance Company to reinsure coverage provided to the USAIG aviation pool through policies directly issued by Zurich American Insurance Company and reinsured by us. Because this type of business has been historically marketed, managed and operated by Converium, it is included in our financial statements. Our financial statements include gross assumed premiums under these transactions of $44.0 million in 2001, $35.8 million in 2000 and $27.3 million in 1999.

     During 2000, Converium entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled $430.3 million and $410.3 million each as of December 31, 2001 and 2000 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

     In June 2001, ZIC entered into the TRINOM transaction that provides ZIC with specific high limit catastrophe protection. As part of the Formation Transactions, ZIC and Converium AG have entered into a CAT Retrocession Reinsurance Agreement, dated December 1, 2001, which we refer to as the Catastrophe Agreement. This agreement provides for Converium to receive payments from ZIC for certain catastrophic events on terms similar to ZIC’s protection under the TRINOM transaction. We will pay ZIC amounts at least equal to the payments made by ZIC to TRINOM. The catastrophe agreement was effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with TRINOM, together with any extension thereto. See “Item 4. - Information on the Company — B. Business Overview — Catastrophe Protection.”

     Certain business being retained by ZIC pursuant to the Quota Share Retrocession Agreement is subject to a Run-Off Services and Management Agreement between ZIC and Converium, dated December 3, 2001 and effective as of October 1, 2001. Converium will receive commercially customary fees in exchange for the services it renders under this agreement, which include technical accounting, claim handling, actuarial support and access to certain infrastructure.

Investment Management Agreements

     Prior to the Formation Transactions, substantially all of our investments were managed by affiliates of Zurich Financial Services pursuant to an Investment Management Agreement between ZCIC and Scudder Kemper Investments, Inc., dated January 1, 2000, an Investment Management Agreement between Converium Reinsurance (North America) Inc. and Scudder Kemper Investments, Inc., dated May 28, 1999, and an Agreement for the Provision of Services between ZRK and Zürich Beteiligungs-Aktiengesellschaft, dated November 29, 2000. We believe that these agreements are made on market terms. Under these agreements, our investment managers manage our portfolio of investment securities in return for fees based on the average total market value of the assets under management, as well as investment performance. In the second quarter of 2002, Zurich Financial Services sold certain of its investment management businesses, including Zurich Scudder Investments, Inc. to Deutsche Bank AG.

     The investment fees we pay vary by the particular asset class portfolios selected. For this purpose, an asset class portfolio is defined as an asset class characterized by substantially similar investment mandates, such as performance benchmarks or capital gains policies. In addition, some of our investment management arrangements require the payment of additional amounts to the fund manager as a performance fee if the related fund’s returns exceed targeted benchmarks. Monthly fee calculations are based on the average of the market value of the assets at the beginning and the end of each month. Prior to the Formation Transactions, we were also entitled to discounts based on our indirect relationships with our fund managers through Zurich Financial Services. The fees we negotiate in the future may therefore change.

Lease Arrangements

     As described above, Converium Reinsurance (North America) Inc. has subleased office space in New York City from an affiliate of Zurich Financial Services. This space serves as the headquarters of Converium North America. We and affiliates of Zurich Financial Services have indemnified each other for breaches of our sublease and their underlying lease.

     Converium Switzerland leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

     In addition, Converium Cologne has leased office space from an affiliate of Zurich Financial Services. This space serves as the headquarters of our Converium Cologne and Converium Life operations. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with biannual rent escalations based on changes in local real estate price indices.

D. EXCHANGE CONTROLS AND OTHER LIMITATIONS

     Other than in connection with government sanctions imposed on Iraq, Yugoslavia, UNITA (Angola), Myanmar, Afghanistan and Libya (currently suspended), there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares.

E. TAXATION

     The following is a summary of the principal U.S. Federal income tax and Swiss tax consequences to a holder of shares or ADSs. This discussion does not purport to address all tax consequences of the acquisition, ownership and disposition of shares or ADSs and does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting shares of Converium, holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar, etc.), some of which may be subject to special rules. This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions as in effect on the date hereof), as well as the Convention Between the United States of America and the Swiss Confederation, which we call the U.S./Switzerland Treaty, all of which are subject to change (or change in interpretation), possibly with retroactive effect. We have not, and will not, request a ruling from the U.S. Internal Revenue Service concerning the tax consequences of any aspect of the transactions described herein.

Swiss Taxation

     Generally, holders of ADSs will be treated as owners of the registered shares underlying the ADSs for Swiss tax purposes. Accordingly, except as noted, the Swiss tax consequences discussed below apply equally to holders of the registered shares and ADSs.

     This discussion does not generally address any aspects of Swiss taxation other than income and capital taxation and Swiss stamp duties. Holders are urged to consult their tax advisors regarding the Swiss and other tax consequences of owning and disposing of shares or ADSs.

Withholding Tax on Dividends and Distributions

     Dividends paid and similar in-kind distributions (including dividends of liquidation proceeds and share dividends) made by Converium to a holder of shares or ADSs are subject to a federal withholding tax at a rate of 35%. The withholding tax must be withheld by Converium from the gross distribution, and paid over to the Swiss Federal Tax Administration. The withholding tax is refundable in full to a Swiss resident who receives a distribution if such resident is the beneficial owner of the payment and duly reports the gross distribution received on his personal tax return.

     Dividends paid or similar in-kind distributions (including dividends of liquidation proceeds and share dividends) made by Converium to a holder of shares or ADSs are not subject to Swiss cantonal or municipal withholding tax.

Obtaining a Refund of Swiss Withholding Tax for U.S. Residents

     Article 10 of the U.S./Switzerland Treaty provides for a reduced 15% withholding tax rate for U.S. individual and corporate shareholders who are entitled to claim treaty benefits, which may be further reduced to 5% in the case of a corporate shareholder owning at least 10% of the voting rights. Relief under the U.S./Switzerland Treaty is granted by way of a refund. Under the ADS program in effect through The Bank of New York, a U.S. holder of ADSs that qualifies for U.S./Switzerland Treaty benefits will not be required to undertake any action with respect to the partial or full refund of the Swiss withholding tax. On the payment date of the dividend, Converium will pay 65% of the gross dividend to The Bank of New York on behalf of the ADS holders. The Bank of New York will file a Form 82 accompanied by a shareholder list and a DTC participant list for each program. Based on this refund application, the refundable withholding tax will be refunded by the Swiss Federal Tax Administration to The Bank of New York on behalf of the eligible U.S. holders of ADSs. The Bank of New York will pay 85% or 95% of the dividend to the eligible U.S. holders of ADSs, depending on the applicable

U.S./Switzerland Treaty rate. Such holders should receive the ADS dividend within approximately one month of the payment of the dividend by Converium. Relief under the U.S./Switzerland Treaty is granted for holders of shares by way of a refund of the withholding tax. A U.S. holder of shares may obtain the applicable refund of Swiss withholding tax by filing a Swiss Federal Tax Administration Form 82 with the Swiss Federal Tax Administration.

Income Tax on Dividends

     A Swiss resident or a foreign resident subject to Swiss taxation who receives a dividend or similar distribution (including a share dividend and liquidation proceeds in excess of the nominal value of the shares) from us is required to include such amounts in his personal income tax return. Under some cantonal tax legislation, no tax is levied at the cantonal or municipal level on stock dividends, except upon liquidation of the company. A Swiss shareholder which itself is a company or a cooperative may, under certain circumstances, benefit from an exemption of the dividend from income taxation (participation exemption/Beteiligungsabzug).

     For purposes of the above paragraph and the discussion under “Capital Gains Tax upon Disposal of Shares,” a foreign resident subject to Swiss taxation refers to a non-Swiss resident person that maintains in Switzerland a permanent establishment or fixed place of business to which the shares are attributable.

Capital Gains Tax upon Disposal of Shares

     A Swiss resident who holds shares as part of such resident’s private, non-business assets will not be subject to any Swiss federal, cantonal or municipal income taxation on gains realized upon the sale or other disposal of shares. However, under certain conditions, shares can be deemed to be part of the business assets of an individual, i.e. an individual may be treated as a professional trader in securities, with the consequence of taxation of any capital gains as business income. Furthermore, private gains realized upon a repurchase of shares by us may be re-characterized as taxable dividend income if some conditions are met. In the case of such re-characterization of capital gains into dividend income, income tax will be levied on the difference between the repurchase price and the underlying nominal value of the shares. Capital gains realized on shares held as part of the business assets of a Swiss resident or a foreign resident subject to Swiss taxation are included in the taxable income of such persons.

     Persons who are not resident in Switzerland for tax purposes are not subject to any Swiss taxes with respect to gains realized upon a sale of shares or ADSs, unless the shares or ADSs are attributable to a permanent establishment or fixed place of business maintained by such non-resident person in Switzerland. However, under some conditions, dividend withholding tax will become due if shares are repurchased by Converium.

     A Swiss resident or a foreign resident subject to Swiss taxation which is a shareholder and which itself is a company or a cooperative may, under certain circumstances, be eligible for relief from taxation with respect to capital gains (participation exemption/ Beteiligungsabzug). However, the participation exemption on capital gains applies only in the case of a shareholding quota sold of at least 20%.

Stamp Duties upon Transfer of Shares

     The sale or purchase of shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of 0.075% or 0.15%, calculated on the sale proceeds, if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. Any Swiss securities transfer stamp duty due on the sale of the shares or ADSs to initial investors in the global offering shall be borne by Zurich Financial Services.

United States Federal Income Taxation

     For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares or ADSs that is either (1) a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion does not generally address any aspects of U.S. taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares or ADSs.

     U.S. holders of ADSs will be treated as owners of the shares underlying the ADSs for U.S. federal income tax purposes. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. holders of ADSs and shares. This discussion is based in part upon representations of The Bank of New York and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms. This discussion assumes that U.S. holders will hold their shares or ADSs as capital assets. This discussion only applies to Converium shares acquired in the global offering.

Taxation of Dividends

     Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders will include in gross income the gross amount of any distribution, other than certain pro rata distributions of common shares, paid (before reduction for Swiss withholding taxes) by Converium out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as foreign source ordinary income when the dividend is actually or constructively received by the U.S. holder. The dividend will not be eligible for the dividends-received deduction. The amount of the dividend paid in Swiss francs will be the U.S. dollar value of the Swiss francs received, including the amount of any Swiss tax withheld, determined at the spot Swiss franc/U.S. dollar rate on the date such dividend is received, which for holders of ADSs would be the date such dividend is received by The Bank of New York, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the Swiss tax withheld in accordance with the U.S./Switzerland Treaty and paid over to Switzerland will be creditable against the U.S. holder’s U.S. federal income tax liability. One such limitation is that a foreign tax credit is only allowed for withholding tax on a dividend if the shareholder has held the shares with respect to which the dividend is paid for more than fifteen days during the thirty-day period beginning on the date which is fifteen days before the date on which the shares become ex-dividend with respect to the dividend. To the extent a refund of the tax withheld is available to a U.S. holder under the U.S./Switzerland Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability. See “— Swiss Taxation — Obtaining a Refund of Swiss Withholding Tax for U.S. Residents” above for the procedures for obtaining a refund of tax.

     The ability of a U.S. holder to utilize foreign taxes as a credit to offset U.S. taxes is affected by complex limitations and conditions. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Converium will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income.”

     The U.S. Treasury Department has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming by U.S. holders of ADSs of foreign tax credits for U.S. federal income tax purposes. Accordingly, the discussion of the creditability of foreign taxes could be affected by future actions that may be taken by the U.S. Treasury Department.

     A U.S. holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not affected by the conditions and limitations applicable to foreign tax credits. U.S. holders should consult their tax advisors to determine whether and to what extent a foreign tax credit would be available to them.

Sale or Exchange

     Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of shares or ADSs will, subject to the discussion of the PFIC rules below, be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the shares or ADSs and the amount realized on the disposition. Any gain or loss recognized will generally be treated as U.S. source gain or loss. U.S. holders are urged to consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     The surrender of ADSs in exchange for shares, or vice versa, will not result in the realization of gain or loss for U.S. federal income tax purposes.

PFIC Rules

     Converium does not expect to be a PFIC for its current or future taxable years; however, since this is a factual determination made annually, there can be no assurance that Converium will not be considered a PFIC for any taxable year. In general, Converium will be a PFIC with respect to a U.S. holder, if, for any taxable year in which the U.S. holder held Converium shares or ADSs, either (1) at least 75% of the gross income of Converium for the taxable year is “passive income” or (2) at least 50% of the value (determined on the basis of a quarterly average) of Converium’s assets is attributable to assets that produce or are held for the production of passive income. In general, passive income for this purpose does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. If Converium were to be treated as a PFIC, in general, unless a U.S. holder makes a mark-to-market election, gain realized on the sale or other disposition of shares or ADSs and certain “excess distributions” would be allocated on a straight-line basis over the holder’s holding period for the shares or ADSs. The gain so allocated would be taxed as ordinary income at the highest rate in effect for each year in the holder’s holding period, other than the year of sale or disposition and years prior to the year in which Converium first met the definitional criteria of a PFIC, and an interest charge would be imposed in respect of the tax attributable to each such year subject to the same exceptions; gain allocable to the year of sale or disposition and years prior to the year in which Converium first met the definitional criteria of a PFIC would be treated as ordinary income.

Backup Withholding

     A U.S. holder may, under certain circumstances, be subject to “backup withholding” with respect to dividends paid on the shares or ADSs or the proceeds of sale, exchange, or other disposition of shares or ADSs unless such holder (1) is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder’s federal income tax liability, provided appropriate information is furnished to the IRS. A U.S. holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

G. STATEMENT BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at:

     451 Fifth Street, NW
     Washington DC 20549, USA

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

     In addition, documents referred to above are available at Converium’s headquarters, located at:

     Baarerstrasse 8 CH-6300 Zug Switzerland

I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks.

     Our risk and investment management procedures focus on ensuring that all of our global operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. Prior to the Formation Transactions, we adopted risk management, investment, derivative security and related policies promulgated by Zurich Financial Services and reflecting its global operations across many lines of business. Following the Formation Transactions, we have been reviewing these policies and have adopted or will adopt revised policies reflecting our reinsurance focus. Until revised policies, if any, are formally approved by our Board of Directors, our existing guidelines, policies and procedures will remain in effect.

     We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

     We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes to manage our aggregate financial risks. The primary goals of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments is in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

     As part of the ALM process, we focus on the following risks:

•	Interest rate risk. This risk occurs when the market value of our liabilities deviates from the market value of investments in response to a change in market interest rates, including changes in the slope or shape of the yield curve and changes in spreads due to credit risks and other factors.

•	Currency risk. This risk occurs when the investments supporting a liability are in a currency that does not match the currency of the liability, or in certain cases, where premiums are received in one currency and liabilities are paid in another. Generally, we seek to invest our assets so as to match the currency in which we expect the related liability to be paid.

•	Asset class mismatch risk. This risk occurs when assets are invested in securities whose valuations are affected by factors other than those that affect the liabilities which they support. These factors include liquidity, interest rate and equity risk. For example, common stock or real estate property have values that often move independently of interest rates. If these holdings are used to fund liabilities whose cash flows are primarily determined by movements in interest rates, then we have a risk that the valuations and cash flows of the assets differ from those of the liabilities they support.

•	Credit risk. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability to meet payment obligations when they become due. We generally seek to transact with counterparties with high credit ratings. We also have credit risk exposure in our fixed income portfolios. The average market weighted credit quality of our fixed income portfolio is within a range of Standard & Poor’s ratings of AA+ to AA-.

     Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis. As of December 31, 2001, asset management units of Zurich Financial Services managed more than 95% of our invested assets. We define portfolio management guidelines and develop benchmarks with appropriate risk parameters against which investment performance is measured. Our existing guidelines were developed in collaboration with other units of Zurich Financial Services, and we are currently reviewing certain of these benchmarks following the Formation Transactions.

     Our asset managers utilize a number of market risk management tools. These include:

•	interest rate sensitivity analysis for fixed income securities

•	setting and monitoring established limits on trading activity and asset allocation

•	marking-to-market equity positions, typically on a daily basis

•	marking-to-market fixed income positions, on at least a monthly basis

•	preparing and analyzing investment profit and loss statements and other analytical reports on a regular basis

     Additionally, our asset managers report positions, investment income, realized gains and losses, the results of credit quality evaluations of investment counterparties, trading strategies and the period’s acquisitions and dispositions to our business segments and ALM committees. We believe that these procedures, which focus on meaningful communication with our asset managers, are critical elements of the risk management process.

     To help manage our aggregate exposure to concentration and credit risks, our Corporate Risk Management department analyzes the concentration of our risk by entity, rating category and industry. These concentrations and credit risks are reviewed on a quarterly basis by our Group Executive Committee.

Sensitivity Analyses for Invested Assets

     Approximately 95% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in other comprehensive income in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, U.S. GAAP accounting practices typically result in more volatile assets than liabilities. This in turn may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

     The following risk analyses do not take into account that assets and liabilities are actively managed and that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

     We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

     Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Interest Rate Risk

     Our investment assets are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of $73.5 million, which represents approximately 4.7% of our total shareholders’ equity as of December 31, 2001.

     As of December 31, 2001, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Equity Market Risk

     We hold 14.3% of our invested assets in equity securities which are subject to equity market risk. Our equity market risk is concentrated in the United States and is highly sensitive to general economic conditions and stock market conditions. The estimated potential total exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2001, without taking into account any portfolio diversification effects, would be an after-tax reduction in net assets of $46.5 million, which represents approximately 3.0% of our total shareholders’ equity as of December 31, 2001.

     Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress. During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

Foreign Exchange Risk

     In the past we have experienced currency mismatches between assets and liabilities. Currently, our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. However, this may result in adverse effects on our reported shareholders’ equity when expressed in U.S. dollars.

     The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2001 against the U.S. dollar.

	Adverse exchange
	rate movement	Approximate decline
	against the	in shareholders'
	U.S. dollar	equity

Euro	10%	$7.0 million
Swiss francs	10%	$83.0 million

     As of December 31, 2001, we had an unrealized cumulative translation loss of $21.9 million, compared to a gain of $40.5 million at December 31, 2000. This change was mostly due to realigning our investment portfolio, including the Funds Withheld Asset, to better match the currencies of the assets held to the underlying reinsurance liabilities, in order to reduce our exposure to foreign currency movements.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.     MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     A registration statement (file No. 333-14106) relating to the sale of 40,000,000 of our shares (in the form of shares or ADSs) by Zurich Financial Services was declared effective by the SEC on December 10, 2001. All 40,000,000 shares were sold in the offering. We did not receive any proceeds from the sale of our registered shares and ADSs by Zurich Financial Services. The managing underwriters were UBS Warburg and Merrill Lynch International. In the offering, 40,000,000 shares (in the form of shares or ADSs) were registered and sold by Zurich Financial Services for CHF 82.00 per share and $24.59 per ADS. The aggregate price of the offering amount was $1,967,200,000.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, that we and Zurich Financial Services incurred in connection with the issuance and distribution of the securities registered under the global offering. All expenses are estimated except for the SEC registration fee and the NASD filing fee.

SEC registration fee		$430,000
NASD filing fee		32,500
New York Stock Exchange listing fee		250,000
SWX Swiss Exchange filing fee		60,000
Printing and engraving expenses		430,000
Legal fees and expenses		5,400,000
Accounting fees and expenses		2,600,000
Financial advisor fees		10,100,000
Publicity and marketing		1,200,000
Distribution		395,000
Miscellaneous		2,500,000

	Total	$23,397,500

     In addition, we paid approximately $72.0 million in discount, and commissions to the underwriters.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

     See the consolidated financial statements beginning on page F-1.

ITEM 19.     EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*
1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*
2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of
ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding
AG (File No. 333-14108), initially filed with the Commission on November
19, 2001.*
3.1	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre
Holdings, Inc. and The Bank of New York, as Trustee, relating to
$200,000,000 principal amount of 7 1/8 % Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement
Indenture included as Exhibit 3.2 hereto).*
3.2	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The
Bank of New York, as Trustee, dated as of November 20, 2001.*
4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*
4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*
4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*
4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001 (and effective as of July 1, 2001).*
4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*
4.6	Asset Purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*
4.7	Excess of Loss Reinsurance Agreement between Zurich Insurance Company and Zurich Reinsurance Centre f/k/a Zurich Reinsurance Company of America, dated as of February 2, 1993.*
4.8	Stop Loss Reinsurance Agreement between Zurich Insurance Company and Zurich Reinsurance Cente f/k/a Zurich Reinsurance Company of America, dated as of March 5, 1993.*

4.9	Aggregate Excess of Loss Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated July 1, 1997.*
4.10	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.11	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.12	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*
4.13	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.14	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance
(North America), Inc., Centre Insurance Company, Centre Solutions (U.S.)
Limited and Zurich Insurance Company, Bermuda Brach, dated as of October 1,
2001.*
4.15	Group Reinsurance Business Master Novation and Indemnity Reinsurance
Agreement by and among Zurich Reinsurance (North America), Inc., Zurich
Insurance Company and Zurich International (Bermuda) Ltd., dated as of
October 1, 2001.*
4.16	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance
Agreement effective January 1, 1991 through December 31, 1993) between
Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited,
dated as of October 1, 2001.*
4.17	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance
Agreement effective January 1, 1994 through December 31, 1994) between
Zurich Reinsurance (North America), Inc. and Centre Reinsurance
International Company, dated as of October 1, 2001.*
4.18	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance
Agreement effective January 1, 1995) between Zurich Reinsurance (North
America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.19	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance
Agreement effective October 1, 1995) between Zurich Reinsurance (North
America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.20	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance
Agreement effective November 6, 1992) between Zurich Reinsurance (North
America), Inc. and Centre Reinsurance International Company, dated as of
October 1, 2001.*
4.21	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated
Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited,
Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited,
Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc.,
Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty
Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance
Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC
Property Management, Inc. and Claims Solutions Group, dated October 1,
2001.*

4.22	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*
4.23	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*
4.24	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*
4.25	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre
Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings
(North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich
Insurance Company, dated as of October 1, 2001. *
4.26	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *
4.27	Form of Converium Standard Stock Option Plan for Non-U.S. Employees. *
4.28	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees. *
4.29	Omnibus Share Plan for U.S. Employees. *
4.30	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*
4.31	Form of Converium Annual Incentive Deferral Plan.*
4.32	Investment Management Agreement between ZC Insurance Company and Scudder Kemper Investments, Inc., dated January 1, 2000.*
4.33	Investment Management Agreement between Zurich Reinsurance (North America), Inc. and Scudder Kemper Investments, Inc., dated May 28, 1999.*
4.34	Investment Management Agreement between Zurich Beteilgungs-Aktiengesellschaft and Zürich Rückversicherung (Köln) Aktiengesellschaft, dated November 29, 2000.*
4.35	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*
4.36	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*
4.37	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*
4.38	Form of Letter Agreement between Converium Holding AG and The Bank of New
York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File
No. 333-14108), initially filed with the Commission on November 19, 2001.*
8.1	Subsidiaries of the Registrant

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

CONVERIUM GROUP

INDEX TO CONSOLIDATED AND HISTORICAL COMBINED
FINANCIAL STATEMENTS AND SCHEDULES

Page

Report of the Group Auditors on the Financial Statements	F-2

Consolidated and Historical Combined Statements of Income for the years ended December 31, 2001, 2000 and 1999	F-3

Consolidated and Historical Combined Balance Sheets as of December 31, 2001 and 2000	F-4

Consolidated and Historical Combined Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	F-5

Consolidated and Historical Combined Statements of Changes in Equity for the years ended December 31, 2001, 2000 and 1999	F-6

Notes to the Consolidated and Historical Combined Financial Statements	F-7

Schedules
Report of the Group Auditors on the Financial Statement Schedules	S-1

I Summary of Investments Other than Investments in Related Parties as of December 31, 2001	S-2

II Condensed Financial Information of the Registrant

Statement of Income for the period June 19, 2001 to December 31, 2001	S-3

Balance Sheet as of December 31, 2001	S-4

Statement of Cash Flows for the period June 19, 2001 to December 31, 2001	S-5

IV Reinsurance for the years ended December 31, 2001, 2000 and 1999	S-6

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Group
Report of the Group Auditors on the Financial Statements

To the Board of Directors and Shareholders of Converium Holding AG, Zug

We have audited the accompanying consolidated and historical combined balance sheets of Converium Holding AG as of December 31, 2001 and 2000 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2001, included on pages F-3 through F-34, all expressed in United States dollars.

The consolidated and historical combined financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated and historical combined financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated and historical combined financial statements are free from material misstatement. We have examined on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated and historical combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

PricewaterhouseCoopers Ltd

L. Marbacher	P. Lüssi

Zurich, March 9, 2002, except for Note 22 as to which the date is May 17, 2002

Converium Group
Consolidated and historical combined statements of income

(US$ million, except per share information)
Year ended December 31	Notes	2001	2000	1999

Revenues:
Gross premiums written		2,881.2	2,565.8	1,928.7
Less ceded premiums written		-398.6	-569.8	-358.5

Net premiums written	9	2,482.6	1,996.0	1,570.2
Net change in unearned premiums		-187.4	-134.5	-168.7

Net premiums earned	9	2,295.2	1,861.5	1,401.5
Net investment income	6	228.7	176.0	214.0
Net realized capital (losses) gains	6	-18.4	83.7	76.3
Other (loss) income		-5.8	29.3	22.1

Total revenues		2,499.7	2,150.5	1,713.9

Benefits, losses and expenses:
Losses and loss adjustment expenses	8	-2,163.1	-1,520.0	-1,054.7
Life benefits and policyholder dividends	9	-137.4	-84.5	-84.0
Underwriting acquisition costs	9	-508.1	-454.4	-340.3
Other operating and administration expenses		-146.4	-116.0	-112.8
Interest expense	10	-24.2	-17.1	-17.5
Amortization of goodwill	7	-7.8	-7.3	-6.2
Restructuring costs	3	-50.0	—	—

Total benefits, losses and expenses		-3,037.0	-2,199.3	-1,615.5

(Loss) income before taxes		-537.3	-48.8	98.4
Income tax benefit (expense)	11	169.9	19.5	-40.6

Net (loss) income		-367.4	-29.3	57.8

Basic (loss) earnings per share	21	-9.18	-0.73	1.45

Diluted (loss) earnings per share	21	-9.18	-0.73	1.45

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined balance sheets

(US$ million, except share information)
Year ended December 31	Notes	2001	2000

Assets
Invested assets
Available-for-sale securities:
Fixed maturities	6	2,331.4	2,236.2
Equity securities	6	701.4	611.0
Other investments	6	195.1	52.2
Short-term investments		89.5	115.1

Total investments		3,317.4	3,014.5

Funds Withheld Asset/Zurich Financing Agreement	6	1,598.5	1,335.2

Total invested assets		4,915.9	4,349.7

Other assets
Cash and cash equivalents		420.5	121.9
Premiums receivable		1,015.1	937.3
Reinsurance assets:
Underwriting reserves	9	1,668.1	1,292.9
Insurance balances receivable, net		400.2	341.6
Funds held by reinsureds		523.4	681.8
Deferred policy acquisition costs		217.9	184.6
Deferred income taxes	11	300.4	165.2
Other assets	7	245.0	246.3

Total assets		9,706.5	8,321.3

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8	5,710.5	4,546.0
Unearned premiums, gross	9	968.7	774.4
Future life benefits, gross	9	252.0	162.0
Other reinsurance liabilities		315.9	491.8
Funds held under reinsurance contracts		430.8	512.4
Deferred income taxes	11	106.5	175.2
Accrued expenses and other liabilities		154.3	140.8
Payable to Zurich Financial Services	15	—	233.4
Debt	10	197.0	196.9

Total liabilities		8,135.7	7,232.9

Equity
Common stock CHF 10 nominal value, 40,000,000 shares issued and outstanding	14	253.0	—
Additional paid-in capital		1,336.5	—
Unearned stock compensation	13	-27.1	—
Accumulated other comprehensive income (loss):
Net unrealized gains on investments, net of taxes	6	30.3	18.8
Cumulative translation adjustments		-21.9	40.5

Total accumulated other comprehensive income		8.4	59.3
Net investment by Zurich Financial Services		—	1,029.1

Total equity		1,570.8	1,088.4

Total liabilities and equity		9,706.5	8,321.3

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of cash flows

(US$ million)
Year ended December 31	2001	2000	1999

Cash flows from operating activities
Net (loss) income	-367.4	-29.3	57.8

Adjustments for
Net realized capital losses (gains) on investments	18.4	-83.7	-76.3
Amortization of premium discount	6.2	1.9	2.7
Depreciation and amortization	37.0	21.1	19.7
Premium for September 11 coverage	28.5	—	—

Changes in operational assets and liabilities
Deferred policy acquisition costs	-33.3	-16.0	-50.3
Reinsurance assets	-275.4	-811.9	-404.6
Premiums receivable	-77.8	-347.0	-70.2
Unearned premiums, gross	194.3	144.7	179.6
Losses and loss adjustment expenses, gross	1,251.6	954.7	639.3
Future life benefits, gross	90.0	-31.7	-116.7
Funds held under reinsurance contracts	-81.6	189.2	17.4
Other reinsurance liabilities	-175.9	135.2	3.4
Net deferred income taxes	-203.9	-15.6	-50.7
Net changes in all other operational assets and liabilities	-99.2	-144.8	92.8

Cash provided by (used in) operating activities	311.5	-33.2	243.9

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	1,892.2	640.7	2,654.2
Purchases of fixed maturities	-1,969.7	-714.5	-2,949.9
Proceeds from sales of equity securities	288.6	404.0	658.2
Purchases of equity securities	-425.7	-479.7	-624.9
Net decrease (increase) in short-term investments	25.6	-31.3	31.3
Net change in Funds Withheld Asset/Zurich Financing Agreement	-290.6	62.0	-344.0
Purchase of real estate held for investment	-139.4	—	—
Proceeds from sales of other assets	34.5	28.5	48.0
Purchase of other assets	-42.8	-40.4	-28.2

Net cash used in investing activities	-627.3	-130.7	-555.3

Cash flows from financing activities
Net transfers from (to) Zurich Financial Services	861.2	—	-18.7
Payable to Zurich Financial Services	-233.4	233.4	—

Net cash provided by (used in) financing activities	627.8	233.4	-18.7
Effect of exchange rate changes on cash and cash equivalents	-13.4	-15.7	112.1

Change in cash and cash equivalents	298.6	53.8	-218.0
Cash and cash equivalents as of January 1	121.9	68.1	286.1

Cash and cash equivalents as of December 31	420.5	121.9	68.1

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of changes in equity

(US$ million)
					Net
				Accumulated	investment
		Additional	Unearned	other	by Zurich
	Common	paid-in	stock	comprehensive	Financial	Total
	stock	capital	compensation	income (loss)	Services	equity

Balance, December 31, 1998	—	—	—	116.9	1,113.4	1,230.3

Net income	—	—	—	—	57.8	57.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	-83.3	—	-83.3
Translation adjustments	—	—	—	35.4	—	35.4
Total comprehensive income						9.9
Net transfers to Zurich Financial Services	—	—	—	—	-18.8	-18.8

Balance, December 31, 1999	—	—	—	69.0	1,152.4	1,221.4

Net loss	—	—	—	—	-29.3	-29.3
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	1.9	—	1.9
Translation adjustments	—	—	—	-11.6	—	-11.6
Total comprehensive loss						-39.0
Net transfers to Zurich Financial Services	—	—	—	—	-94.0	-94.0

Balance, December 31, 2000	—	—	—	59.3	1,029.1	1,088.4

Net loss	—	—	—	—	-367.4	-367.4
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	11.5	—	11.5
Translation adjustments	—	—	—	-62.4	—	-62.4
Total comprehensive loss						-418.3
Net transfers from Zurich Financial Services	—	—	—	—	889.7	889.7
Issuance of stock compensation	—	38.1	-27.1	—	—	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	-1,551.4	—

Balance, December 31, 2001	253.0	1,336.5	-27.1	8.4	—	1,570.8

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Notes to the consolidated and historical combined financial statements

Schedule of segment data

(US$ million)

	Converium (Non-Life) Zurich			North America

	2001	2000	1999	2001	2000	1999

Gross premiums written	1,440.3	1,020.0	626.2	1,150.9	1,295.5	934.8
Less ceded premiums written	-255.3	-201.7	-56.7	-252.5	-450.8	-257.5

Net premiums written	1,185.0	818.3	569.5	898.4	844.7	677.3
Net change in unearned premiums	-172.6	-102.4	-98.9	-16.0	-29.3	-48.6

Net premiums earned	1,012.4	715.9	470.6	882.4	815.4	628.7
Net investment income	86.8	46.8	77.3	115.2	110.6	102.9
Net realized capital gains (losses)	2.5	0.2	—	-10.8	48.5	42.2
Other income (loss)	3.2	12.0	8.1	-24.4	-7.2	5.7

Total revenues	1,104.9	774.9	556.0	962.4	967.3	779.5

Inter-segment	173.2	277.7	23.9	-152.2	-291.3	-17.6
Losses and loss adjustment expenses	-1,026.9	-569.2	-414.7	-837.2	-723.4	-470.4
Life benefits and policyholder dividends	—	—	—	—	—	—
Underwriting acquisition costs	-202.1	-150.2	-96.1	-251.3	-207.5	-169.0
Other operating and administration expenses	-54.6	-44.7	-35.2	-71.8	-65.1	-61.7

Total benefits, losses and expenses before interest expense, amortization of goodwill and restructuring costs	-1,283.6	-764.1	-546.0	-1,160.3	-996.0	-701.1

Segment (loss) income	-178.7	10.8	10.0	-197.9	-28.7	78.4
Interest expense
Amortization of goodwill
Restructuring costs
(Loss) income before taxes
At December 31, 2001
Total invested assets	2,273.2	1,458.3		2,387.4	2,304.8

Total segment assets after consolidation of investments in affiliates	4,774.3	2,861.3		4,795.0	4,755.1

Ratios
Loss ratio	101.4%	79.5%	88.1%	94.9%	88.7%	74.8%
Underwriting expense ratio	20.0%	21.0%	20.4%	28.5%	25.5%	26.9%
Administration expense ratio	4.6%	5.5%	6.2%	8.0%	7.7%	9.1%
Combined ratio	126.0%	106.0%	114.7%	131.4%	121.9%	110.8%

Converium Group
Notes to the consolidated and historical combined financial statements

Converium (Non-Life) Cologne			Converium Life			Eliminations			Total

2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999

299.9	241.3	277.8	164.8	120.5	93.4	-174.7	-111.5	-3.5	2,881.2	2,565.8	1,928.7
-42.1	-22.7	-39.2	-23.4	-6.1	-8.6	174.7	111.5	3.5	-398.6	-569.8	-358.5

257.8	218.6	238.6	141.4	114.4	84.8	—	—	—	2,482.6	1,996.0	1,570.2
17.5	5.6	-16.1	-16.3	-8.4	-5.1	—	—	—	-187.4	-134.5	-168.7

275.3	224.2	222.5	125.1	106.0	79.7	—	—	—	2,295.2	1,861.5	1,401.5
24.6	25.5	27.5	2.4	2.1	6.3	-0.3	-9.0	—	228.7	176.0	214.0
-10.1	31.4	30.2	—	3.6	3.9	—	—	—	-18.4	83.7	76.3
2.4	2.9	6.8	13.7	21.6	1.5	-0.7	—	—	-5.8	29.3	22.1

292.2	284.0	287.0	141.2	133.3	91.4	-1.0	-9.0	—	2,499.7	2,150.5	1,713.9

-20.0	22.6	-6.3	—	—	—	-1.0	-9.0	—	—	—	—
-299.5	-227.4	-171.1	—	—	—	0.5	—	1.5	-2,163.1	-1,520.0	-1,054.7
—	—	—	-137.4	-84.5	-82.5	—	—	-1.5	-137.4	-84.5	-84.0
-49.0	-62.2	-68.5	-5.7	-34.5	-6.7	—	—	—	-508.1	-454.4	-340.3
-15.3	-11.2	-12.9	-5.2	-4.0	-3.0	0.5	9.0	—	-146.4	-116.0	-112.8

-363.8	-300.8	-252.5	-148.3	-123.0	-92.2	1.0	9.0	—	-2,955.0	-2,174.9	-1,591.8

-71.6	-16.8	34.5	-7.1	10.3	-0.8	—	—	—	-455.3	-24.4	122.1
									-24.2	-17.1	-17.5
									-7.8	-7.3	-6.2
									-50.0	—	—

									-537.3	-48.8	98.4

510.7	542.0		40.8	44.6		-296.2	—		4,915.9	4,349.7

798.8	840.7		348.5	296.1		-1,010.1	-431.9		9,706.5	8,321.3

108.8%	101.4%	76.9%	—	—	—
17.8%	27.8%	30.8%	4.5%	32.5%	8.4%
5.9%	5.1%	5.4%	3.7%	3.5%	3.5%
132.5%	134.3%	113.1%	—	—	—

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

1.    Organization and nature of operations

Converium Holding Ltd and subsidiaries (“Converium Group”) is a leading global professional reinsurer which offers a full range of traditional non-life and life reinsurance products as well as innovative solutions to help clients manage capital and risk. Converium Group’s principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance.

Converium Group was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Transactions”). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”) which sets forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering, which date represented the legal separation from Zurich Financial Services (the “Separation Date”). Zurich Financial Services’ remaining 12.5% interest in Converium Group was sold in January 2002.

Subsequent to the initial public offering, Converium Group has operated as an independent company. However under the Master Agreement, Converium Group has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for Unicover Pool losses and September 11 terrorist attack losses, as well as certain operating relationships (see Notes 9 and 15).

2.    Summary of significant accounting policies

The consolidated and historical combined financial statements of Converium Group have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a)	Basis of preparation of the consolidated and historical combined financial statements
The financial statements of Converium Group present the consolidated and historical combined financial condition as of December 31, 2001 and 2000 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2001. For periods prior to the Separation Date, the historical combined financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium Group. Certain reclassifications have been made to prior year amounts to conform with the current year’s presentation.

A subsidiary is an entity in which Converium Group owns, directly or indirectly, more than 50% of the outstanding voting rights. The results of Converium Group entities are included in the financial statements from the effective date of acquisition. All significant intercompany balances, profits and transactions have been eliminated. See Note 20 for the Converium Group entities included in the consolidated and historical combined financial statements. Entities where Converium Group has the ability to exercise significant influence are accounted for using the equity method.

Prior to the Transactions, changes in equity represent movements in Zurich Financial Services’ net investment in Converium Group. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium Group. Additionally, investment income includes interest earned on the Zurich Financing Agreement. See Note 6 for further details on the Zurich Financing Agreement.

Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium Group. However, these results do not necessarily represent what the income statement, balance sheet, changes in equity or cash flows of Converium Group would have been if Converium Group had been a separate stand-alone entity during the periods presented.

(b)	Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of Converium Group’s business and the fact that more of its business is transacted in United States dollars than in any other currency, the consolidated and historical combined financial information is reported in United States dollars. Other functional currencies include the Swiss franc, the British pound, the Euro, and the Japanese yen. Assets and liabilities of all Converium Group’s branches and subsidiaries expressed in currencies other than United States dollars are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

(c)	Non-life reinsurance operations
Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

Converium Group recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to expense as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium Group and its ceding companies. Converium Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

(d)	Life reinsurance operations
Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e)	Retrocessions
Converium Group cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, ceded future life benefits and funds held under reinsurance treaties. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium Group establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium Group immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f)	Invested assets
Fixed maturities and equity securities which Converium Group buys with the intention to resell in the near term are classified as trading and are carried at fair value. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are decreases in the cost or amortized cost of the security that Converium Group believes will not be recovered in the near term, and are identified by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on available-for-sale investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments,” is recorded at depreciated cost and is depreciated on a straight-line basis over 40 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium Group has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value, with changes in fair value being recorded as other income. The partnership investments are accounted for based on Converium Group’s underlying partnership capital account.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset/Zurich Financing Agreement is carried at the principal balance plus accrued interest. See Note 6 for further description.

(g)	Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” effective January 1, 2001. SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. The adoption of SFAS No. 133 did not have a material impact on the financial condition or results of operations of Converium Group.

Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings. Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133.

(h)	Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium Group when deemed necessary.

(i)	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j)	Fixed assets

Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k)	Goodwill

Goodwill, which is included in the balance sheet under the caption “Other assets,” is accounted for under the purchase method, whereby the difference between the purchase price and the fair value of net assets acquired as part of a business combination is capitalized as goodwill and amortized on a straight-line basis over its estimated useful life. In determining the estimated useful life, Converium Group considers the expected period of benefits to be received from the acquired company, which is based on factors such as the type of business, the duration of the underlying reinsurance contracts, customer relationships and distribution networks. See Note 2(o).

(l)	Recognition and measurement of impaired assets

Converium Group periodically reviews its long-lived assets, including goodwill, to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

(m)	Income taxes

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws, and for loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

For periods prior to the Separation Date, Converium Group’s results were included in the combined income tax returns filed by Zurich Financial Services or its subsidiaries. Converium Group provides for income taxes substantially on a stand-alone separate company basis.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

(n)	Employee benefits

Converium Group entities provide employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium Group’s general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium Group’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium Group recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium Group uses a fair value-based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o)	New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which will be required to be adopted by Converium Group in the future:

SFAS 142, “Goodwill and Other Intangible Assets”

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. This standard is effective for fiscal years beginning after December 15, 2001.

Except for the reduction of future amortization of goodwill, adoption of SFAS No. 142 is not expected to impact the financial condition or results of operations of Converium Group. Amortization of goodwill was US$ 7.8 million, US$ 7.3 million and US$ 6.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

SFAS 143, “Accounting for Asset Retirement Obligations”

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value.

This standard will not have a material impact on the financial condition of Converium Group.

SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No.144 retains the fundamental provisions in SFAS No.121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No.121.

This standard is effective for fiscal years beginning after December 15, 2001. Management does not expect the adoption of SFAS No.144 to have a material impact on the financial condition of Converium Group because the impairment assessment under SFAS No.144 is largely unchanged from SFAS No.121. The provisions of this statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. As a result, management cannot determine the potential effects that adoption of SFAS No.144 will have on Converium Group’s financial condition with respect to future disposal decisions.

(p)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

3.    Restructuring costs

In connection with the Transactions, Converium Group incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount have been borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, include the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes.

4.    Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). The net gains (losses) on foreign currency transactions included in the statements of income were immaterial for the years ended December 31, 2001, 2000 and 1999, respectively.

	Balance sheets		Statements of income and cash flows

Exchange rates	2001	2000	2001	2000	1999

British pound	1.4529	1.4958	1.4406	1.5148	1.6183
Euro	0.8897	0.9422	0.8955	0.9229	1.0663
100 Japanese yen	0.7596	0.8745	0.8240	0.9284	0.8830
Swiss franc	0.6015	0.6207	0.5929	0.5924	0.6663

5.    Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before interest expense, amortization of goodwill, restructuring costs and income taxes. Converium Group’s business is organized around four operating segments: three non-life segments, Converium Zurich, Converium North America and Converium Cologne, which are based principally on geographic regions, and a Converium Life segment (as described below).

Converium Zurich manages the non-life reinsurance businesses in the United Kingdom, Western and Southern Europe (Switzerland jointly with Converium Cologne, Spain, Italy, Portugal, France, Ireland and Malta), the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for the global operations.

Converium North America, based in New York, manages the non-life reinsurance businesses in the United States and Canada, and is the global center of expertise for agribusiness.

Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe (Denmark, Sweden, Iceland, Finland and Norway), Central and Eastern Europe (Switzerland jointly with Converium Zurich, Slovakia, Slovenia, Croatia, Bulgaria and Romania), the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the US market, which is written by Converium North America.

Converium Life manages the worldwide reinsurance business underwritten by Converium Rückversicherung (Deutschland) AG.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 5.1
Net premiums written by line of business
(US$ million)

Year ended December 31	2001	2000	1999

Global Non-Life
Liability	458.1	474.9	410.4
Property	501.9	403.8	301.9
Motor	437.2	333.1	159.1
Credit and Surety	178.6	122.0	106.4
Workers’ Compensation	192.6	163.9	200.1
Aviation and Space	181.0	119.3	97.0
Accident and Health	116.4	85.3	66.2
Marine	74.3	46.3	43.7
Engineering	80.7	55.4	41.3
Specialized and other	120.4	77.6	59.3

Total Global Non-Life	2,341.2	1,881.6	1,485.4

Converium Life
Total Converium Life	141.4	114.4	84.8

Total	2,482.6	1,996.0	1,570.2

Table 5.2
Net premiums written by geographic area of ceding company
(US$ million)

Year ended December 31	2001	2000	1999

Germany	142.4	97.3	124.2
France	60.4	49.0	58.8
United Kingdom	593.4	317.5	241.2
Rest of Europe	281.0	270.6	181.8
Far East	121.6	84.7	51.5
Near and Middle East	99.2	74.2	61.2
North America	1,038.4	1,027.2	805.4
Latin America	146.2	75.5	46.1

Total	2,482.6	1,996.0	1,570.2

In 2001, two reinsurance intermediaries produced approximately 13% and 12%, respectively, of Converium Group’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 20% and 14% in 2000, and 21% and 10% in 1999, respectively, of Converium Group’s gross premiums written. No ceding company accounted for more than 10% of Converium Group’s revenues for the years ended December 31, 2001, 2000 and 1999.

6.    Invested assets and investment income

Table 6.1
Net investment income
(US$ million)

Year ended December 31	2001	2000	1999

Fixed maturities	130.0	124.7	114.6
Equity securities	9.7	9.2	9.0
Short-term investments	4.3	5.5	11.6
Cash and cash equivalents	8.2	8.4	2.5
Other	5.6	-5.2	7.4
Funds Withheld Asset/Zurich Financing Agreement	75.7	40.1	74.6
Total investment income	233.5	182.7	219.7
Investment expenses	-4.8	-6.7	-5.7

Net investment income	228.7	176.0	214.0

As Converium Ltd was not an independent entity prior to the Transactions, it did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Agreement. The Zurich Financing Agreement was US$ 1,335.2 million as of December 31, 2000. In conjunction with the establishment of the Funds Withheld Asset (see Note 9), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,598.5 million as of December 31, 2001. Net investment income on the Zurich Financing Agreement was based on a formula designed to reflect a total investment return on a diverse investment portfolio. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate.

Table 6.2
Net realized capital gains and losses
(US$ million)

Year ended December 31	2001	2000	1999

Fixed maturities:
Realized capital gains	50.0	15.0	26.8
Realized capital losses	-4.1	-12.0	-35.4
Equity securities:
Realized capital gains	48.5	94.8	102.7
Realized capital losses	-30.6	-11.0	-18.7
Write-down of impaired investments	-82.5	-1.0	-2.6
Other	0.3	-2.1	3.5

Net realized capital (losses) gains	-18.4	83.7	76.3

During 2001, Converium Group recognized impairment losses of US$ 82.5 million on its equity portfolio following the continued deterioration in global stock markets, particularly in the telecommunications and technology sectors in North America.

Table 6.3
Unrealized investment gains and losses (included in other comprehensive income)
(US$ million)

	Net change for the year ended December 31,			Total as of December 31,

	2001	2000	1999	2001	2000

Fixed maturities available-for-sale	-9.1	78.0	-109.8	22.6	32.2
Equity securities available-for-sale	24.7	-74.8	-10.7	22.1	-1.3
Less amounts of net unrealized investment gains (losses) attributable to:
Deferred income taxes	-2.9	0.5	42.7	-14.4	-12.1
Foreign currency effect	-1.2	-1.8	-5.5	—	—

Total	11.5	1.9	-83.3	30.3	18.8

Table 6.4
Investments in fixed maturities and equity securities
(US$ million)

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value

	2001	2000	2001	2000	2001	2000	2001	2000

Available-for-sale
Fixed maturities:
US government	469.8	512.3	11.7	12.5	-1.7	-0.7	479.8	524.1
Other governments	553.2	512.3	8.5	23.8	-4.4	-8.5	557.3	527.6
Corporate and other debt securities	552.3	537.4	8.8	11.0	-7.3	-12.8	553.8	535.6
Mortgage and asset-backed securities	733.5	642.0	10.0	10.4	-3.0	-3.5	740.5	648.9

Total as of December 31	2,308.8	2,204.0	39.0	57.7	-16.4	-25.5	2,331.4	2,236.2

Equity securities	679.3	612.3	47.2	64.6	-25.1	-65.9	701.4	611.0

Total available-for-sale as of December 31	2,988.1	2,816.3	86.2	122.3	-41.5	-91.4	3,032.8	2,847.2

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 6.5
Fixed maturity schedule
(US$ million)

Estimated fair value
Available-for-sale

One year through five years	691.5
Five years through ten years	585.7
Over ten years	313.7

Subtotal	1,590.9
Mortgage and asset-backed securities	740.5

Total as of December 31, 2001	2,331.4

The estimated fair values of fixed maturities available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Real estate held for investment consists primarily of US$ 143.3 million, net of accumulated depreciation, of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium Group’s real estate held for investment and fixed assets totaled US$ 215.3 million and US$ 33.1 million at December 31, 2001 and 2000, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2001 and 2000, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 114.3 million and US$ 51.6 million were deposited in trust with regulatory authorities as of December 31, 2001 and 2000, respectively.

7.    Goodwill

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill, plus additional goodwill attributable to previous minority interest repurchases, has been reflected in the financial statements of Converium Group under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium Group’s acquisition of a 49.9% interest in MDU Services Ltd. during May 2000. Goodwill was US$ 112.0 million and US$ 119.8 million, and accumulated amortization of goodwill was US$ 32.5 million and US$ 24.7 million at December 31, 2001 and 2000, respectively.

8.    Losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 8.1
Reserves for losses and loss adjustment expenses
(US$ million)

Year ended December 31	2001	2000	1999

As of January 1
Gross reserves for losses and loss adjustment expenses	4,546.0	3,545.7	2,988.1
Less reinsurance recoverable	1,212.2	704.9	457.3
Net reserves for losses and loss adjustment expenses	3,333.8	2,840.8	2,530.8
Loss and loss adjustment expenses incurred
Current year	2,039.5	1,454.6	1,184.8
Prior years	123.6	65.4	-130.1

Total	2,163.1	1,520.0	1,054.7

Losses and loss adjustment expenses paid
Current year	359.1	222.0	53.0
Prior years	885.2	850.6	610.0

Total	1,244.3	1,072.6	663.0

Foreign currency translation effects	-87.1	45.6	-81.7
As of December 31
Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8
Reinsurance recoverable	1,545.0	1,212.2	704.9

Gross reserves for losses and loss adjustment expenses	5,710.5	4,546.0	3,545.7

In the first half of 2001, Converium Group strengthened reserves by US$ 112.0 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. The review was begun during the second quarter of 2001 and completed in the third quarter of 2001. The independent analysis reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. The adverse loss development mainly related to general liability, commercial auto liability and umbrella policy treaty business written in 1996 through 1999.

In the second half of 2001, Converium Group recorded an additional US$ 11.6 million of net adverse loss reserve development based on its year-end review of non-life reserves. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million, in order to increase the survival ratio from 13.1 years at December 31, 2000 to 13.8 years at December 31, 2001. Converium Cologne also performed an in-depth analysis of its European and Middle East non-proportional motor book in light of current trends, including lower interest rates, higher long-term disability costs and longevity risk. As a result of this review, an additional US$ 20.0 million in reserves were recorded for European and Middle East motor lines for years 2000 and prior. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Converium North America recorded adverse development of US$ 39.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 69.0 million, reflecting positive development of US$ 30.0 in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

In 2000, Converium Group strengthened reserves by US$ 65.4 million. This result was heavily driven by adverse development from the December 1999 European winter storms Anatol, Lothar and Martin. These events occurred in the last week of December 1999, which made loss estimation for these events difficult at December 31, 1999. In addition, Converium North America experienced adverse loss development mainly related to casualty treaty business from prior underwriting years.

Converium Group’s results were favorably impacted as a result of reserve adjustments of US$ 130.1 million in 1999. The principal factors which led to these favorable reserve developments include the following:

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

•	Over the years, Converium Group has increased the portion of its business derived from specialty lines, in particular aviation and space. These lines are among the more complex and uncertain lines of business because of the potential for large losses. In addition, in specialty lines such as credit and surety business, the correlation between losses and general economic conditions, and in aviation and space, the longer reporting periods, increase the uncertainty of the reserving process. Initial reserve estimates were the best judgment at the time and reflected this complexity and uncertainty. Over time, the actual emergence of losses in these lines could be used as an indication of future loss emergence, or re-estimation of ultimate loss.

•	Over time, Converium Group’s clients have been able to provide more detailed and timely loss information. Combined with technological advances that Converium Group has made over the same period in its reserving process, it has been able to perform more comprehensive analyses. This impact prevails throughout the portfolio. However, it is particularly noticeable for the traditional book of European property, European motor and European liability business.

•	Converium Group entered into several new overseas geographical markets and had significant expansion in both existing and new markets in several longer-tailed liability lines of business. New lines of business and markets are inherently more uncertain than existing business and markets, where historical experience data can be used to support the reserving process. Accordingly, the initial estimates of ultimate losses for this business reflected these additional inherent uncertainties. Over time, as the actual emergence of losses in these markets could be used as an indication of future loss emergence, the re-estimation of losses indicated redundancies.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 413.8 million and US$ 365.0 million have been discounted using average interest rates of 6% in 2001 and 2000. This has reduced reserves by US$ 47.5 million and US$ 46.5 million as of December 31, 2001 and 2000, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 57.9 million and US$ 26.2 million as of December 31, 2001 and 2000, respectively, are included in other assets.

Converium Group believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium Zurich and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2001, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 44.6 million.

September 11 terrorist attacks
As of December 31, 2001, Converium Group estimates its gross and net incurred losses and loss adjustment expenses related to the September 11 terrorist attacks to be as follows:

Line of business
(US$ million)

		Retrocessional
		reinsurance
	Gross losses	recoveries	Net losses

Aviation	323.0	154.3	168.7
Property and Liability	353.5	245.0	108.5
Life	16.4	4.4	12.0

Total	692.9	403.7	289.2

Included in the reinsurance recoveries above are US$ 152.3 million due from Zurich Financial Services and subsidiaries.

In addition to the gross loss estimates above, we have received claims which could, if adversely determined, cause us to increase our gross estimate by approximately 10%. We dispute the merits of these claims based on the terms and limits of our contracts and their application to the complex circumstances of September 11. Our ultimate gross exposure to these claims will depend on a number of factors including the outcome of any dispute over the merits of such claims. However, our net exposure to the September 11 terrorist attacks is subject to the caps described below and accordingly, changes, if any, in our gross loss estimates will not affect our net results.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11 terrorist attacks for Converium Ltd, Converium Rückversicherung

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

(Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium Ltd’s exposure under the Quota Share Retrocession Agreement (see Note 9), is limited for “Extraordinary Events.” The agreement limits Converium Ltd’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11 terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11 terrorist attacks. Because ZIC and Zurich Insurance Bermuda (“ZIB”), a wholly owned subsidiary of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11 terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11 terrorist attacks in excess of approximately US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

Enron Chapter 11 reorganization
On December 2, 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium Group recorded incurred losses of US$ 67.0 million pre-tax (US$ 48.0 million post-tax) for the year ended December 31, 2001, representing Converium Group’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business in the Converium Zurich and Converium North America operating segments.

These estimates reflect Converium Group’s aggregate limits under the related contracts. As of the date of these financial statements, all of the facts and circumstances relating to Enron’s reorganization are not known. Accordingly, the losses Converium Group may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

9.    The Quota Share Retrocession Agreement, retrocessional reinsurance and catastrophe protection

Quota Share Retrocession Agreement
In connection with the Transactions, the transfer of Converium Zurich’s business to Converium Ltd by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium Ltd assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium Ltd by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset. In conjunction with the establishment of the Funds Withheld Asset, the Zurich Financing Agreement was cancelled. See Note 6 for more information on the Zurich Financing Agreement.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2001, 2000 or 1999.

Converium Ltd will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium Ltd the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Ltd is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur.

Converium Ltd is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed US$ 25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of US$ 90.0 million, or actual losses from the event. Converium Ltd is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from US$ 150.0 to US$ 180.0 million in 2002 and US$ 105.0 to US$ 135.0 million for the period January 1, 2003 to September 30, 2003. Converium Ltd may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium Ltd would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2001.

Converium Ltd will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium Ltd will manage third-party retrocessions related to the business transferred. Converium Group will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11 terrorist attacks. Converium Ltd will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium Ltd. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Retrocessional reinsurance
Retrocessional reinsurance arrangements do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Converium Group holds substantial collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium Group’s business is not substantially dependent upon any single retrocessional contract.

In connection with the Transactions, certain assumed reinsurance contracts of Converium Reinsurance (North America) Inc. related to business written by a unit of Zurich Financial Services will be 100% reinsured by Centre Insurance Company (“CIC”) or Centre Solutions (US) Limited (“CSUS”), subsidiaries of Zurich Financial Services, on an indemnity reinsurance basis, with Converium Reinsurance (North America) Inc. retaining the assets on a funds withheld basis. Converium Reinsurance (North America) Inc. has assigned its rights under certain underlying retrocession agreements to CIC, CSUS or ZIC, Bermuda Branch. Loss reserves and equivalent reinsurance recoverables of US$ 35.2 million and US$ 253.0 million have been recorded as of December 31, 2001 and 2000, respectively.

Under an existing aggregate excess of loss reinsurance agreement in force between ZIC and Converium Reinsurance (North America) Inc., ZIC provides aggregate excess of loss reinsurance protection to Converium Reinsurance (North America) Inc. with respect to potential losses arising out of Converium Reinsurance (North America) Inc.’s retrocession to the Unicover Pool involving Amerisafe Interstate Insurance Company. See Notes 15 and 19 for more information.

Included in reinsurance assets below are recoverables totalling US$ 362.9 million related to the Unicover Pool. On an individual basis, none of the recoverables from these retrocessionaires exceeds 10% of equity. Recoverables from subsidiaries of Zurich Financial Services total 11.7% of equity at December 31, 2001. Recoverables from one other third-party retrocessionaire were 16.5% of equity at December 31, 2001. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2001. Allowances of US$ 9.6 million and US$ 8.7 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2001 and 2000, respectively.

Table 9.1
(US$ million)

	Gross		Reinsurance assets		Net of reinsurance

Year ended December 31	2001	2000	2001	2000	2001	2000

Reserves for losses and loss adjustment expenses	5,710.5	4,546.0	1,545.0	1,212.2	4,165.5	3,333.8
Reserves for unearned premiums	968.7	774.4	78.9	54.8	889.8	719.6
Future life benefits	252.0	162.0	44.2	25.9	207.8	136.1

Total underwriting reserves at December 31	6,931.2	5,482.4	1,668.1	1,292.9	5,263.1	4,189.5

Table 9.2
Premiums written and earned
(US$ million)

	Premiums written			Premiums earned

For the years ended December 31	2001	2000	1999	2001	2000	1999

Direct premiums	124.9	169.9	164.1	106.6	177.0	155.7
Assumed premiums	2,756.3	2,395.9	1,764.6	2,581.9	2,244.1	1,577.6
Ceded premiums	-393.4	-569.8	-358.5	-388.1	-559.6	-331.8
Catastrophe Agreement	-5.2	—	—	-5.2	—	—

Total	2,482.6	1,996.0	1,570.2	2,295.2	1,861.5	1,401.5

Table 9.3
Benefits, losses and expenses
(US$ million)

For the years ended December 31	2001	2000	1999

Non-life losses and loss adjustment expenses
Direct	104.3	169.7	83.4
Assumed	2,694.3	2,106.5	1,363.5
Ceded	-635.5	-756.2	-392.2

Total	2,163.1	1,520.0	1,054.7

Life benefits and policyholder dividends
Assumed	140.1	88.9	90.4
Ceded	-2.7	-4.4	-6.4

Total	137.4	84.5	84.0

Underwriting acquisition costs
Direct	32.8	56.5	52.1
Assumed	529.0	492.4	378.1
Ceded	-53.7	-94.5	-89.9

Total	508.1	454.4	340.3

Catastrophe protection
As of December 31, 2001, Converium Ltd has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe derivative described more fully below. The traditional reinsurance agreements cover losses from an event in excess of US$ 90.0 million.

On June 8, 2001, ZIC entered into a transaction with Trinom Ltd., a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

Additionally, as part of the Transactions, ZIC and Converium Ltd have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium Ltd receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium Ltd will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium Ltd is entitled to receive

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium Ltd and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

The coverage ZIC and ultimately Converium Ltd have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium Ltd’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, US earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium Ltd, are based on modeled reinsurance losses for ZIC and ultimately Converium Ltd’s exposures at the time of the Trinom transaction.

In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis,” by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

Because the Trinom transaction is in two tranches, Converium Ltd’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium Ltd is approximately US$ 9.4 million. However, if Converium Group collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium Group will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

10.    Debt

As part of the Transactions, Converium Group assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. Debt issuance costs and discounts incurred related to the Senior Notes have been deferred and are being amortized over the term of the Senior Notes.

11.    Income taxes

Table 11.1
Income tax (benefit) expense
(US$ million)

Year ended December 31	2001	2000	1999

Switzerland
Current	—	1.3	-1.0
Deferred	-3.5	4.0	4.6

Total	-3.5	5.3	3.6

United States
Current	31.1	-19.2	31.9
Deferred	-178.7	0.7	-9.2

Total	-147.6	-18.5	22.7

Germany
Current	3.4	1.0	2.0
Deferred	-22.2	-7.3	12.3

Total	-18.8	-6.3	14.3

Total
Current	34.5	-16.9	32.9
Deferred	-204.4	-2.6	7.7

Total income tax (benefit) expense	-169.9	-19.5	40.6

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 11.2 illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

Table 11.2
Expected and actual income tax expense
(US$ milion)

Year ended December 31	2001	2000	1999

Expected income tax (benefit) expense	-180.3	-11.7	37.7
Increase (reduction) in taxes resulting from:
Tax-exempt interest income	-4.8	-5.8	-2.7
Non-taxable reinsurance contract	-20.4	-20.5	—
Amortization of goodwill	2.2	2.2	2.2
Branch tax	2.6	2.8	3.6
Unusable net operating losses	15.7	18.1	—
Valuation allowance	3.2	—	—
Non-deductible ceded premiums	8.5	—	—
Other	3.4	-4.6	-0.2

Actual income tax (benefit) expense	-169.9	-19.5	40.6

The “expected” weighted average tax rates for Converium Group were 33.6%, 23.9% and 38.3% in 2001, 2000 and 1999, respectively. These rates were derived by obtaining a weighted average of the expected statutory income tax in relation to the income generated in the various territories in which Converium Group operates. Converium Group’s future effective tax rate will depend largely on its tax strategies as a separate, independent company. Non-taxable reinsurance contract income results principally from the difference in financial statement versus US federal income tax treatment of certain intercompany reinsurance contracts.

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax base of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another as reflected in Table 11.3.

Table 11.3
Deferred income taxes
(US$ million)

December 31	2001	2000

Deferred income tax assets
Loss reserve discount	109.1	106.7
Unearned premium reserve deduction	23.6	26.8
Accruals not currently deductible	30.5	23.8
Impairment of equity securities	8.6	—
Partnership loss	11.7	0.8
Loss carryforwards	108.3	18.1
Other	11.8	7.1

Total deferred income tax assets	303.6	183.3

Valuation allowance	-3.2	-18.1

Net deferred income tax assets	300.4	165.2

Deferred income tax liabilities
Loss reserve discount	-37.7	-42.5
Deferred policy acquisition costs	-54.2	-65.0
Unrealized appreciation of investments	-14.4	-12.1
Reinsurance contracts	—	-41.7
Investments	—	-4.8
Other	-0.2	-9.1

Total deferred income tax liabilities	-106.5	-175.2

Net deferred income tax assets	300.4	165.2

Net deferred income tax assets (liabilities) as of December 31	193.9	-10.0

The current income tax receivable (payable) as of December 31, 2001 and 2000 was US$ 4.8 million and US$ (14.9) million, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Reinsurance (North America) Inc. historically filed a consolidated US tax return with other subsidiaries and affiliates of Zurich Financial Services. The method of tax allocation between companies was based on an intercompany tax allocation agreement, and taxes were allocated to each of the companies in the US consolidated tax group on a separate company tax return basis. As of December 31, 2000, Converium Reinsurance (North America) Inc.’s current income tax payable of US$ 11.9 million was due under this tax allocation agreement.

In connection with the Master Agreement, the tax allocation agreement was terminated and amended (the “Amended Tax Agreement”). Converium Reinsurance (North America) Inc. paid US$ 54.9 million to settle all costs, net of payments, through the date of the Transactions under the Amended Tax Agreement according to its terms. Such settlements will be “trued-up” at the time the tax returns for 2000 and 2001 are filed. Further, certain affiliates of Zurich Financial Services will indemnify (and Zurich Financial Services will guarantee the performance of such affiliates) certain parties, including Converium Reinsurance (North America) Inc., for any US income tax liabilities arising out of the Transactions and prior restructurings and certain other potential liabilities.

As of December 31, 2001, subsidiaries of Converium Group had total net operating loss carryforwards of US$ 327.0 million available (subject to various statutory restrictions) for use in future tax returns, the majority of which will expire in 2021. A valuation allowance has been recorded related to certain income tax loss carryforwards in Switzerland.

12.    Employee benefits

Prior to the Separation Date, employees of Converium Group participated in various pension plans of Zurich Financial Services or its affiliates. After the Separation Date, Converium Group has established a number of independent benefit plans for its employees. Converium Group will honor the term of an employee’s service with Zurich Financial Services for the purposes of determining benefits under these new plans.

During 2001 some employees belonged to defined benefit plans. Other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.

Personnel costs incurred for 2001, 2000 and 1999 were US$ 104.8 million, US$ 72.2 million and US$ 73.6 million, respectively.

(a)    Defined benefit pension plans

Employees of certain of Converium Group’s entities are covered under various defined benefit pension plans. Eligibility for participation in these various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

The transition obligation (asset) for some entities was determined as of January 1, 1998, the date of SFAS 87 adoption, due to the unavailability of prior actuarial data. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

Table 12.1
Weighted average

	2001	2000	1999

Discount rate	4.30%	4.39%	4.36%
Expected long-term rate of return on assets	5.25%	5.25%	5.25%
Future salary increases	2.57%	2.65%	2.59%
Future pension increases	1.36%	1.37%	1.39%

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 12.2
(US$ million)

	2001	2000	1999

Projected benefit obligation
Projected benefit obligation as of January 1	42.4	41.7	45.1
Service cost	2.9	2.7	2.6
Interest cost	1.8	1.7	1.8
Plan amendments	-1.6	—	—
Actuarial (gains) losses	-0.2	-2.4	0.6
Foreign currency translation effects	-1.4	0.7	-6.3
Benefits paid	-0.3	-2.0	-2.1

Projected benefit obligation as of December 31	43.6	42.4	41.7

Fair value of plan assets
Fair value of plan assets as of January 1	32.5	30.0	31.4
Actual return on plan assets	-1.7	1.5	1.5
Employee contributions	1.1	1.0	0.8
Employer contributions	2.6	2.2	2.9
Net transfer adjustment from the Transactions	-9.5	—
Foreign currency translation effects	-1.1	-0.2	-4.5
Benefits paid	-0.3	-2.0	-2.1

Fair value of plan assets as of December 31	23.6	32.5	30.0

Funded status
Funded status	-20.0	-9.9	-11.7
Unrecognized transition obligation	1.0	1.5	2.0
Unrecognized net actuarial (gains) losses	2.0	-1.3	0.3
Unrecognized prior service cost	-1.6	—	—

Accrued benefit liability	-18.6	-9.7	-9.4

Amounts recognized in the balance sheet
Accrued benefit liability	-18.6	-9.7	-9.4

Table 12.3
Net periodic benefit expense
For the years ended December 31
(US$ million)

	2001	2000	1999

Service cost	2.9	2.7	2.6
Interest cost	1.8	1.7	1.8
Expected return on plan assets	-1.7	-1.0	-1.5
Employee contributions	-1.1	-1.0	-0.8
Amortization of transition obligation	0.5	0.5	0.6

Net periodic benefit expense	2.4	2.9	2.7

Table 12.4
Accrued pension liability
(US$ million)

	As of December 31,

	2001	2000	1999

Balance at January 1	-9.7	-9.4	-11.1
Current year expense	-2.4	-2.9	-2.7
Contributions paid	2.6	2.2	2.9
Net transfer adjustment from the Transactions	-9.5	—	—
Foreign currency translation effects	0.4	0.4	1.5

Balance at December 31	-18.6	-9.7	-9.4

As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium Ltd. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium Ltd to its pension fund and a corresponding reduction of equity of US$ 9.5 million. Zurich Financial Services administered the benefit plan to cover the existing Converium Ltd participants through December 31, 2001.

As of January 1, 2002, Swiss employees of Converium Ltd are covered under a new pension plan, whereby both the employees and employer provide contributions based on salary, as defined in the plan, and retirement benefits are based on accumulated retirement savings capital and age at retirement. The new plan guarantees the retirement benefits which employees were entitled under the former Zurich Financial Services pension plan as of December 31, 2001 and transfers the termination benefits of the former plan into the pension plan of Converium Ltd.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

(b)    Defined contribution pension plans

Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees which typically range from 0% to 15% of annual salaries. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.4 million, US$ 1.8 million and US$ 1.7 million in 2001, 2000 and 1999, respectively.

13.    Share compensation and incentive plans

Converium Group has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to the performance of Converium Group and encourage employee share ownership. Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding Ltd is at the discretion of the Remuneration Committee of the Board of Directors.

(a)    Cash-based incentive plans

Various Converium Group entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2001, 2000 and 1999 in connection with these plans was US$ 16.4 million, US$ 7.8 million and US$ 10.1 million, respectively.

(b)    Converium Group share-based plans

Share plan

Converium Group adopted a share plan (the “Share Plan”) for selected executives. Generally, the size of a participant’s award is based on their level of responsibility and position, market conditions and the extent of the executive’s prior participation in other Converium Group plans. Under the Share Plan, 20,863 shares were awarded to executives in 2001. These shares vest in their entirety on December 11, 2007, and are subject to acceleration after December 11, 2004 based on the achievement of certain performance objectives.

Retention awards and IPO share grant

In conjunction with the Transactions, Converium Group granted retention awards to certain employees in the form of 357,902 shares in Converium Holding Ltd that vest pro rata on December 11, 2002 and December 11, 2003. Employees other than those who were granted retention awards received, in conjunction with the Transactions, 118,383 shares in Converium Holding Ltd that vest pro rata on December 11, 2002 and December 11, 2003.

Stock option plan

Converium Group adopted a stock option plan (the “Stock Option Plan”) and certain employees were awarded options to purchase shares in Converium Holding Ltd. Under the Stock Option Plan, 310,233 options to purchase shares in Converium Holding Ltd were awarded in 2001. The options were issued with an exercise price of CHF 82.00 per ordinary share, or US$ 24.59 per American Depository Share (“ADS”). The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

Executive IPO option plan

In connection with the Transactions, Converium Group granted certain executives options to purchase shares in Converium Holding Ltd (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding Ltd were awarded in 2001. The options were issued with an exercise price of CHF 82.00 per ordinary share, or US$ 24.59 per ADS, which exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001: risk-free rate of 3.21%, expected lives of three years, expected volatility of 32.67% and a dividend yield of 0.8%. The weighted average fair value of Converium Group stock options granted for the year ended December 31, 2001 was US$ 12.08.

Table 13.1 summarizes the status of Converium Group’s outstanding stock options for the Stock Option Plan and Executive IPO Option Plan. All options were granted on December 11, 2001 and none were exercised or forfeited.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 13.1

	Outstanding	Exercisable

Number of options	730,233	182,558
Exercise price (CHF)	82.00	82.00
Remaining contractual life (years)	10.5	10.5

(c)    Zurich Financial Services share-based plans

Prior to the Transactions, employees of Converium Group participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, Converium Group established a number of independent share-based plans for its employees and certain Zurich Financial Services share-based plans were converted into Converium Group shares and options.

Employee performance share plan

At Converium Ltd, substantially all employees participated in a performance share plan, which provided cash and/or sales-restricted awards of Zurich Financial Services shares in connection with specific performance achievements. In 2000 and 1999, 1,804 and 1,600 Zurich Financial Services shares were awarded under the employee performance share plan.

Long-term performance share plans

Certain Converium Group employees participated in long-term incentive plans operated by Zurich Financial Services. Each principal plan had a three-year performance cycle with a new cycle beginning each year. Specific performance parameters were established for each business unit. The number of shares awarded at the end of the performance period was determined in relation to the annual salary at the beginning of the performance period. In 2000 and 1999, 765 and 799 Zurich Financial Services shares were awarded under the long-term performance share plan.

The outstanding share awards to Converium Group employees under the 2000 and 1999 Zurich Financial Services long-term performance share plans were converted into 207,602 shares of Converium Holding Ltd, of which 91,887 shares vest on December 11, 2002, and 115,715 shares vest on December 11, 2003.

Share option plans

Under the Global Share Option Plan, certain executives were awarded options annually to purchase shares in Zurich Financial Services, the number of options being determined such that their economic value was a percentage of annual salary as of January 1, in the year of grant. The exercise price of the shares was set at 110% of the average market value of the Zurich Financial Services shares during the month prior to the grant date. In 2000 and 1999, 4,770 and 2,789 options on Zurich Financial Services shares were awarded under the Global Share Option Plan, and nil and 217 options were forfeited under the plan.

The outstanding options to purchase shares in Zurich Financial Services will be converted into options to purchase shares in Converium Holding Ltd. The expiration and term of the Converium Holding Ltd options will be the same as the options from which they were converted. Options which were originally granted in 1999 vest on January 31, 2002 and will expire on January 31, 2006. Options which were originally granted in 2000 will vest on January 31, 2003 and will expire on January 31, 2007.

(d)    Compensation expense

The compensation expense charged to income under both the Converium Group and Zurich Financial Services share and share option plans was US$ 11.0 million, US$ 0.8 million and US$ 8.2 million in 2001, 2000 and 1999, respectively.

14.    Shareholders’ equity

(a)    Issued share capital

Upon incorporation on June 19, 2001, Converium Holding Ltd had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b)    Conditional share capital

Pursuant to Converium Holding Ltd’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of 4 million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

40 million, through the exercise of option or conversion rights which will be granted to the members of the Board of Directors and to employees.

(c)    Dividend restrictions and capital and solvency requirements

Converium Holding Ltd is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium Group entities operate may restrict the amount of dividends payable by such entities to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Converium Group entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In addition, Converium Reinsurance (North America) Inc. may not, for a period of two years from the date of change in control, make any dividend to its shareholders without the prior approval of the Connecticut Commissioner. In Germany, the minimum amount of statutory capital required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of 100% of current year surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year surplus less the prior year loss carryover. Under German law, an entity’s supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be calculated on this amount. As a result of these restrictions, neither Converium Reinsurance (North America) Inc. nor Converium Rückversicherung (Deutschland) AG are able to pay dividends to Converium Ltd in 2002. However, Converium Ltd may pay a maximum dividend, net of withholding tax, to Converium Holding Ltd without regulatory approval of approximately US$ 256.0 million as of December 31, 2001. The maximum dividend that Converium Holding Ltd is able to pay in 2002, before withholding tax, is approximately US$ 273.0 million as of December 31, 2001.

Statutory capital and surplus for Converium Ltd was US$ 1.5 billion at December 31, 2001. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of US$ 646.2 million at December 31, 2001, computed under local statutory accounting principles. As of December 31, 2001, Converium Group’s entities were in compliance with all applicable regulatory capital adequacy requirements.

15.    Transactions with Zurich Financial Services

Converium Group has entered into various transactions with Zurich Financial Services and its subsidiaries, including various insurance and cost-sharing arrangements, the most significant of which are described below.

Certain business being retained by ZIC and ZIB pursuant to the Quota Share Retrocession Agreement, as described in Note 9, will be subject to a Run-off Management and Services Agreement between ZIC, ZIB and Converium Group. Converium Group will receive commercially customary fees in exchange for the services it renders under this agreement, which include technical accounting, claims handling, actuarial support and access to certain infrastructure.

Some of Converium Group’s information technology applications are operated by service centers of Zurich Financial Services. Converium Group uses select information technology applications of Zurich Financial Services based on a service level agreement.

Predominately all of Converium Group’s investments are managed by affiliates of Zurich Financial Services. Converium Group has entered into investment management agreements with these managers whereby the investment managers manage Converium Group’s portfolio of investment securities in return for fees based on the average total market value of the assets under management, as well as investment performance if the related funds’ return exceeds targeted benchmarks. Fees related to these investment management services were US$ 4.1 million, US$ 4.7 million and US$ 5.1 million for 2001, 2000 and 1999, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Group utilizes Zurich Financial Services affiliates as fronting vehicles. For example, Zurich American Insurance Company fronts Converium Group for the USAIG aviation pool. Eagle Star Insurance Company Limited fronts Converium Group for the Global Aerospace Underwriting Managers Pool. Additionally, beginning in 2001, Zurich Specialties London Ltd, fronts Converium Group for the SATEC space pool. Gross assumed premiums under these transactions were US$ 44.0 million, US$ 35.8 million and US$ 27.3 million for 2001, 2000 and 1999, respectively.

During 2000, Converium Group entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled US$ 430.3 million and US$ 410.3 million each as of December 31, 2001 and 2000 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

In December 2000, Zurich Financial Services temporarily advanced US$ 233.4 million to Converium Group as part of the normal cash management activities within the treasury function. This amount was repaid in January 2001.

Converium Reinsurance (North America) Inc. and Converium Zurich had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11 terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty,

•	The remainder of the coverage under the agreement is commuted.

Converium Group has a limited partnership interest in Insurance Partners, L.P., a Delaware limited partnership (“Insurance Partners”), and a limited partnership interest in Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership (“Capital Z”). As of December 31, 2001 and 2000, Converium Group’s investments in Insurance Partners and Capital Z had a carrying value of US$ 25.8 million and US$ 37.4 million, respectively. As of December 31, 2001, Converium Group has a remaining commitment to Capital Z of US$ 9.2 million.

During July 1999, Converium Group issued a US$ 31.0 million principal amount non-convertible, unsecured, unsubordinated note receivable (the “Note Receivable due 2000”) to ZIC. The Note Receivable due 2000 principal amount, together with accrued interest, was repaid on January 19, 2000.

The amounts assumed (ceded) by Converium Group to Zurich Financial Services during 2001, 2000 and 1999 were as follows:

Table 15.1
Transactions with Zurich Financial Services
(US$ million)

Consolidated and historical combined statements of income
for the years ended December 31	2001	2000	1999

Net premiums earned	-9.9	-2.1	56.8
Losses and loss adjustment expenses	7.0	56.6	-74.2
Life benefits and policyholder dividends	-0.6	-6.4	1.9
Underwriting acquisition costs	-14.4	1.5	-12.4

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Consolidated and historical combined balance sheets
as of December 31	2001	2000

Premiums receivable	12.5	25.3
Reinsurance assets	182.9	425.2
Losses and loss adjustment expenses, gross	362.0	200.5
Unearned premiums, gross	64.8	50.3
Future life benefits, gross	9.3	14.8
Funds held under reinsurance contracts	4.0	298.5

See Notes 3, 6, 8, 9, 11, 12, 13, 16, 17 and 19 for other transactions with Zurich Financial Services.

16.    Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium Group directors and members of the Converium Group Executive Committee as of December 31, 2001.

In May 2000, Converium Group entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd. distributes medical malpractice insurance policies to the members of the Medical Defence Union. These insurance policies are issued by Zurich Financial Services (UKISA), London, and are 100% reinsured by Converium Group. Gross assumed premiums under this transaction were US$ 57.0 million and US$ 30.2 million for 2001 and 2000, respectively.

Converium Group owns 9.67% of PSP Swiss Property AG, which manages real estate held for investment by Converium Group.

17.    Supplement cash flow disclosures

Significant non-cash financing activity included a net transfer to Zurich Financial Services of US$ 94.0 million in 2000, which decreased the balance sheet accounts Zurich Financing Agreement and Net investment by Zurich Financial Services.

Table 17.1
(US$ million)

	2001	2000	1999

Income taxes (paid) refunded	-46.4	-46.7	54.9
Interest expense paid	-22.1	-17.1	-17.5

18.    Fair value of financial instruments

The methods and assumptions used by Converium Group in estimating the fair value of financial instruments are:

•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Zurich Financing Agreement and Funds Withheld Asset: carrying values of the Zurich Financing Agreement and the Funds Withheld Asset approximate fair value.

•	Other investments, for which quoted market prices are not readily available, are not fair valued and are not significant to Converium Group.

•	Cash and short-term investments: carrying amounts approximate fair values.

•	Debt: fair values are generally based upon quoted market prices.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 18.1 lists the estimated fair values and carrying values of Converium Group’s financial instruments as of December 31, 2001 and 2000.

Table 18.1
Fair value of financial instruments
(US$ million)

	Total	Total	Total	Total
	fair	carrying	fair	carrying
	value	value	value	value
	2001	2001	2000	2000

Fixed maturities	2,331.4	2,331.4	2,236.2	2,236.2
Equity securities	701.4	701.4	611.0	611.0
Other investments	51.8	51.8	52.2	52.2
Short-term investments	89.5	89.5	115.1	115.1
Funds Withheld Asset/ Zurich Financing Agreement	1,598.5	1,598.5	1,335.2	1,335.2
Cash and cash equivalents	420.5	420.5	121.9	121.9
Debt	-194.1	-197.0	-185.2	-196.9

19.    Commitments and contingencies

Converium Group has provided guarantees or commitments to external parties. These arrangements include commitments under certain conditions to make capital contributions, or provide equity financing. Converium Group’s guarantees were US$ 150.0 million as of December 31, 2001. Converium knows of no event that would require it to satisfy these guaranties.

To secure certain assumed reinsurance contracts, irrevocable letters of credit of US$ 277.5 million were outstanding at December 31, 2001. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

Converium Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 10.8 million, US$ 10.3 million and US$ 7.5 million for the years ending December 31, 2001, 2000 and 1999, respectively.

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1
Minimum future payments under operating leases
(US$ million)

Rental
payments

2002	11.3
2003	11.1
2004	10.7
2005	10.6
2006	10.6
2007 and thereafter	21.0

Total	75.3

Converium Ltd leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with bi-annual rent escalations based on changes in local real estate price indices.

Converium Reinsurance (North America) Inc. is party to a sublease agreement dated January 1, 1994 as amended January 26, 1996 with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services. In connection with the initial public offering of Converium Group, Converium Reinsurance (North America) Inc. entered into a new sublease with ZC Resource signed July 13, 2001. The sublease has a term of approximately eleven years, ending in 2012.

The landlord has agreed to allow ZC Resource to continue to sublease office space to Converium Reinsurance (North America) Inc. after the Transactions. Accordingly, Converium Reinsurance (North America) Inc. will continue its sublease from ZC Resource and will continue its rent guaranty for ZC Resource. As part of the Transactions,

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. CIC will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

Converium Holding Ltd and its subsidiaries are continuously involved in other legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium Group’s financial position, with the exception of the two matters described below:

US Life Insurance Company arbitration

On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against Superior National Insurance Company (“SNIC”), various of its affiliates which are the subject of conservancy by the California Department of Insurance, ZC Insurance Company (“ZCIC”), now known as Converium Insurance (North America) Inc., and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that SNIC or its affiliates made material misrepresentations and omissions in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2001 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 75.9 million losses incurred. Based on the limited information available to date, Converium Group is unable to predict Converium Insurance (North America) Inc.’s chances of prevailing in this action.

Unicover litigation

In March 2000, Converium Reinsurance (North America) Inc. commenced arbitration proceedings against members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”) relating to the Pool’s attempt to repudiate a retrocessional agreement between Converium Reinsurance (North America) Inc. and the Pool. At the end of March 2000, the Pool initiated a legal action in the Supreme Court of the State of New York, County of New York (the “New York Court”), seeking to stay the arbitration.

In September 2000, the New York Court issued a judgment staying the arbitration by accepting the Pool’s position that Unicover Managers, Inc. (“Unicover Managers”) was no longer authorized to act on the Pool’s behalf at the assertedly relevant time. Converium Reinsurance (North America) Inc. appealed the factual findings under this judgment.

Converium Reinsurance (North America) Inc.’s position when the treaty was written was, and still is, that the Pool members are bound under the retrocessional contract. Converium Reinsurance (North America) Inc. believes that the members of the Pool are in error, and thus initiated a litigation in Washington State Court and an arbitration to be held in Dallas, Texas with a view to: (1) compelling the Pool members to perform under the retrocessional contract; or (2) in the alternative, seeking to unwind the Amerisafe Interstate Insurance Company (“Amerisafe”)/Converium Reinsurance (North America) Inc. leg of the transaction as these were integrated transactions; or (3) to hold the reinsurance intermediary, Guy Carpenter & Company Inc. (“Guy Carpenter”), and/or Unicover Managers responsible for any losses incurred by Converium Reinsurance (North America) Inc.

Converium Reinsurance (North America) Inc. filed the litigation in a Washington State Court in October 2000 against the Pool, Amerisafe, Unicover Managers and Guy Carpenter. Amerisafe has since been dismissed from the Washington action on personal jurisdictional grounds. The Texas arbitration with Amerisafe was also initiated in October 2000. In March 2001, Amerisafe commenced a related action against Converium Reinsurance (North America) Inc., Zurich Financial Services Group and Guy Carpenter in the US District Court for the Western District of Louisiana.

In September 2001, the Appellate Division of the New York Court converted the proceeding from one limited to the issue of arbitration into an action for declaratory judgment and remanded the case for further proceedings. The Appellate Division held that a review of the merits indicates that there are issues of fact warranting a trial of the issue of enforceability of the retrocessional agreement. Converium Reinsurance (North America) Inc. has moved to dismiss this action based on the proceedings already commenced in Washington state.

The potential financial exposure to Converium Reinsurance (North America) Inc. is contingent upon the ultimate incurred ratio of the relevant portfolio and the outcome of Converium Reinsurance (North America) Inc.’s various litigations and the arbitration mentioned above. Inception-to-date amounts ceded to the Pool through December 31, 2001 that are related to the Amerisafe treaty are as follows:

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

(US$ million)
Premiums earned	151.8
Commissions earned	65.3
Losses incurred	384.2

Based on the limited information available to date, Converium Group is unable to predict Converium Reinsurance (North America) Inc.’s chances of prevailing in any of these actions. See Notes 9 and 15 regarding aggregate excess of loss protection related to Unicover.

20.    Consolidated and historical combined entities

A list of operating entities and other important holdings, together with the country of incorporation and Converium Group’s ownership interest, is set out below.

	Country of	% of equity
Entity	incorporation	shares held

Converium Rückversicherung (Deutschland) AG	Germany	98.6
Converium Holding Ltd	Switzerland	100
Converium Ltd	Switzerland	100
Converium Holdings (North America) Inc.	US	100
Converium Reinsurance (North America) Inc.	US	100
Converium Insurance (North America) Inc.	US	100

21.    Earnings per share

Earnings per share data is calculated based on 40 million registered shares of Converium Holding Ltd issued and outstanding as of December 31, 2001 as though these shares were outstanding for all periods presented. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive. Potential common shares, which totaled 40,000 for 2001, are excluded from the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

22.    Subsequent events (unaudited)

Certain claims are being asserted against Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), along with Centre Insurance Company (“CIC”) and certain of its affiliates by various insurance companies in liquidation in the State of California (“Liquidating Companies”), which companies previously were subsidiaries of the Superior National Insurance Group (“SNIG”). As of December 31, 2001, there was no formal litigation pending between the Liquidating Companies and CRNA and CINA. The principal claims which had been asserted against CIC, rather than against CRNA and CINA, consisted of oral statements to the effect that certain transfers, including a transfer to CIC in December 1999 of certain assets in the amounts of US$ 163.4 million and US$ 22.3 million, constituted voidable preferences and fraudulent conveyances. In addition, as of December 31, 2001, a tolling agreement was in place between, among others, CRNA and CINA, on the one hand, and the Insurance Commissioner of the State of California, on his own behalf and as Liquidator of the Liquidating Companies (the “Commissioner”), on the other hand, with regard to the referenced claims. That tolling agreement expired on January 16, 2002.

On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and CINA on behalf of the Liquidating Companies, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA moved to dismiss the complaint on April 15, 2002, and intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, Converium Group is unable to predict CRNA’s and CINA’s chances of prevailing in this action.

Unicover litigation

The Seattle, Washington litigation and the New York Supreme Court litigation among CRNA, the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion is undetermined at this time. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to $5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

Converium Holding AG
Report of the Group Auditors on the Financial Statement Schedules

To the Board of Directors and Shareholders of Converium Holding AG, Zug

Our audits of the consolidated and historical combined financial statements referred to in our report dated March 9, 2002, except for Note 22 as to which the date is May 17, 2002, appearing on page F-2 of this Form 20-F, also included an audit of the financial statement schedules listed in Part III Item [18(b)] of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated and historical combined financial statements of Converium Group.

PricewaterhouseCoopers Ltd.

Lukas Marbacher                        Peter Lüssi

Zurich, March 9, 2002

Schedule I

			Amount
			at which
	Cost or		shown in
Summary of investments other than investments	amortized		the balance
in related parties as of December 31, 2001	cost	Fair value	sheet

	($ in millions)
Fixed maturities:
Bonds:
U.S. government	$469.8	$479.8	$479.8
Other government	553.2	557.3	557.3
Public utilities	28.8	27.9	27.9
Other corporate debt securities	523.5	525.9	525.9
Mortgage and asset-backed securities	733.5	740.5	740.5

Total fixed maturities	2,308.8	2,331.4	2,331.4

Equity securities:
Common stocks:
Public utilities	17.2	18.4	18.4
Banks, trusts, and insurance companies	63.3	62.8	62.8
Industrial, miscellaneous and all other	455.3	467.4	467.4
Unit-trust	143.4	146.0	146.0
Non-redeemable preferred stocks	0.1	6.8	6.8

Total equity securities	679.3	701.4	701.4

Mortgage loans	0.5	0.5	0.5
Real estate	143.3	143.3	143.3
Policyholder, collateral and other loans	21.0	21.0	21.0
Other investments	30.3	30.3	30.3
Short-term investments	89.5	89.5	89.5

Total investments	3,272.7	3,317.4	3,317.4

Funds Withheld Asset	1,598.5	1,598.5	1,598.5

Total invested assets	$4,871.2	$4,915.9	$4,915.9

Schedule II

Coverium Holding AG
Statement of income

June 19, 2001
(date of incorporation)
(US$ million)	to December 31, 2001

Revenues
Net interest income	1.5

Expenses
Other operating and administration expenses	-1.2
Interest expense	-1.2

Total expenses	-2.4

Loss before taxes	-0.9

Income taxes	—
Net loss	-0.9

See notes to consolidated financial statements.

Schedule II

Converium Holding AG
Balance sheet

(US$ million)
Year ended December 31	2001

Assets
Invested assets
Investment in Converium AG	1,553.2
Note receivable from Converium Reinsurance (North America) Inc.	150.0

Total invested assets	1,703.2

Other assets
Cash and cash equivalents	17.1
Other assets	1.1

Total assets	1,721.4

Liabilities and shareholders’ equity
Liabilities
Note payable to Converium AG	150.0
Accrued expenses and other liabilities	7.9

Total liabilities	157.9

Equity
Common stock	253.0
Additional paid-in capital	1,336.5
Unearned stock compensation	-27.1
Accumulated other comprehensive income	1.1

Total equity	1,563.5

Total liabilities and equity	1,721.4

See notes to consolidated financial statements.

Schedule II

Converium Holding AG
Statement of cash flows

(US$ million)
June 19, 2001
(date of incorporation)
to December 31, 2001
Cash flows from operating activities
Net loss	-0.9

Changes in other assets	6.8

Cash provided by operating activities	5.9

Cash flows from investing activities

Issuance of note receivable	-150.0

Investment in Converium AG	-822.9

Net cash used in investing activities	-972.9

Cash flows from financing activities

Net transfer from Zurich Financial Services	834.1

Issuance of note payable	150.0

Net cash provided by financing activities	984.1

Change in cash and cash equivalents	17.1

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	17.1

See notes to consolidated financial statements.

Schedule IV

					% of amount
Reinsurance	Gross Amount	Ceded to other companies	Assumed from other companies	Net amount	assumed to net
	($ in millions)
Insurance premiums and other considerations:
2001	$124.9	($398.6)	$2,756.3	$2,482.6	111.0%
2000	169.9	(569.8)	2,395.9	1,996.0	120.0%
1999	164.1	(358.5)	1,764.6	1,570.2	112.4%

GLOSSARY OF SELECTED
INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer.”

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Expense ratio	The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (“IBNR”) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

Modified co-insurance	A form of reinsurance which differs from co-insurance only in that reserves are retained by the ceding company while the risk remains with the reinsurer. The ceding company normally pays interest to replace the interest the reinsurer would have earned if it had held the assets corresponding to the reserves in its own investment portfolio. We principally use the term to refer to a proportional reinsurance product offered by our Converium Life operations to clients to finance their initial acquisition costs such as agent and broker commissions.

National Association of Insurance Commissioners	An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance.”

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Separate account	Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company’s other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as “investment linked” or “unit linked” products. The policyholders bear all of the investment risk for these products.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Term life insurance	Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit linked	See “Separate account.”

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

Universal life insurance	A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.

Whole life insurance	A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

SIGNATURES

     The registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zurich, Switzerland on May  21, 2002.

CONVERIUM HOLDING AG

By	/s/ Dirk Lohmann

	Name:	Dirk Lohmann
	Title:	Chief Executive Officer, Converium Holding AG

By	/s/ Martin A. Kauer

	Name:	Martin A. Kauer
	Title:	Chief Financial Officer, Converium Holding AG

Sig-1

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*
1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*
2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of
ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding
AG (File No. 333-14108), initially filed with the Commission on November
19, 2001.*
3.1	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre
Holdings, Inc. and The Bank of New York, as Trustee, relating to
$200,000,000 principal amount of 7 1/8 % Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement
Indenture included as Exhibit 3.2 hereto).*
3.2	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The
Bank of New York, as Trustee, dated as of November 20, 2001.*
4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*
4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*
4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*
4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001 (and effective as of July 1, 2001).*
4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*
4.6	Asset Purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*
4.7	Excess of Loss Reinsurance Agreement between Zurich Insurance Company and Zurich Reinsurance Centre f/k/a Zurich Reinsurance Company of America, dated as of February 2, 1993.*
4.8	Stop Loss Reinsurance Agreement between Zurich Insurance Company and Zurich Reinsurance Cente f/k/a Zurich Reinsurance Company of America, dated as of March 5, 1993.*

4.9	Aggregate Excess of Loss Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated July 1, 1997.*
4.10	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.11	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.12	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*
4.13	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.14	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance
(North America), Inc., Centre Insurance Company, Centre Solutions (U.S.)
Limited and Zurich Insurance Company, Bermuda Brach, dated as of October 1,
2001.*
4.15	Group Reinsurance Business Master Novation and Indemnity Reinsurance
Agreement by and among Zurich Reinsurance (North America), Inc., Zurich
Insurance Company and Zurich International (Bermuda) Ltd., dated as of
October 1, 2001.*
4.16	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance
Agreement effective January 1, 1991 through December 31, 1993) between
Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited,
dated as of October 1, 2001.*
4.17	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance
Agreement effective January 1, 1994 through December 31, 1994) between
Zurich Reinsurance (North America), Inc. and Centre Reinsurance
International Company, dated as of October 1, 2001.*
4.18	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance
Agreement effective January 1, 1995) between Zurich Reinsurance (North
America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.19	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance
Agreement effective October 1, 1995) between Zurich Reinsurance (North
America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.20	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance
Agreement effective November 6, 1992) between Zurich Reinsurance (North
America), Inc. and Centre Reinsurance International Company, dated as of
October 1, 2001.*
4.21	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated
Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited,
Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited,
Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc.,
Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty
Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance
Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC
Property Management, Inc. and Claims Solutions Group, dated October 1,
2001.*

4.22	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*
4.23	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*
4.24	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*
4.25	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre
Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings
(North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich
Insurance Company, dated as of October 1, 2001. *
4.26	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *
4.27	Form of Converium Standard Stock Option Plan for Non-U.S. Employees. *
4.28	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees. *
4.29	Omnibus Share Plan for U.S. Employees. *
4.30	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*
4.31	Form of Converium Annual Incentive Deferral Plan.*
4.32	Investment Management Agreement between ZC Insurance Company and Scudder Kemper Investments, Inc., dated January 1, 2000.*
4.33	Investment Management Agreement between Zurich Reinsurance (North America), Inc. and Scudder Kemper Investments, Inc., dated May 28, 1999.*
4.34	Investment Management Agreement between Zurich Beteilgungs-Aktiengesellschaft and Zürich Rückversicherung (Köln) Aktiengesellschaft, dated November 29, 2000.*
4.35	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*
4.36	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*
4.37	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*
4.38	Form of Letter Agreement between Converium Holding AG and The Bank of New
York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File
No. 333-14108), initially filed with the Commission on November 19, 2001.*
8.1	Subsidiaries of the Registrant

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.