Form 20-F
period 2002-12-31
CONVERIUM HOLDING AG
filed 2003-04-18
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14106

CONVERIUM HOLDING AG
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each Exchange
Title of each class	on which registered

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one- half (1/2) of one registered share, nominal value CHF10 per share	New York Stock Exchange

Registered shares, nominal value CHF10 per share*	New York Stock Exchange

8.25% Guaranteed Subordinated Notes due 2032 issued by Converium Finance S.A.	New York Stock Exchange

Subordinated Guarantee of Subordinated Notes+	New York Stock Exchange

•     Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

+      Not for trading, but only in connection with the listing of the Subordinated Notes, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2002, there were outstanding: 39,904,647 registered shares, nominal value CHF10 per share, including 7,855,604 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒               No   ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐               Item 18   ☒

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

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

     In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including factors set forth in “Item 3. - Key Information — D. Risk Factors” and the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

     The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.

     The Company has made it a policy not to provide any quarterly or annual earning guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL AND OTHER DATA

     We prepare our consolidated and historical combined financial statements (“financial statements”) included in this annual report in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, which have been audited by PricewaterhouseCoopers AG, independent accountants.

     Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. For a description of the transactions that led to the divestiture, which we refer to herein as the “Formation Transactions,” see “Item 4. — Information on the Company — A. History and Development of the Company.” The financial statements are presented as if we had been a separate entity for all periods presented. The financial statements include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure prior to the Formation Transactions. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.

	Year ended December 31

	2002	2001	2000	1999	1998

		($ million, except per share information)
Income statement data:
Revenues:
Gross premiums written	$3,535.8	$2,881.2	$2,565.8	$1,928.7	$1,458.8
Less ceded premiums written	(213.6)	(398.6)	(569.8)	(358.5)	(213.7)

Net premiums written	3,322.2	2,482.6	1,996.0	1,570.2	1,245.1
Net change in unearned premiums	(156.7)	(187.4)	(134.5)	(168.7)	(17.7)

Net premiums earned	3,165.5	2,295.2	1,861.5	1,401.5	1,227.4
Net investment income	251.8	228.7	176.0	214.0	255.4
Net realized capital (losses) gains	(10.3)	(18.4)	83.7	76.3	78.9
Other (loss) income	(1.2)	(5.8)	29.3	22.1	24.8

Total revenues	3,405.8	2,499.7	2,150.5	1,713.9	1,586.5

Benefits, losses and expenses:
Total losses, loss adjustment expenses and life benefits	(2,492.0)	(2,300.5)	(1,604.5)	(1,138.7)	(917.3)
Total costs and expenses	(856.4)	(678.7)	(587.5)	(470.6)	(484.7)
Amortization of goodwill (1)	—	(7.8)	(7.3)	(6.2)	(6.2)
Restructuring costs	—	(50.0)	—	—	—

Total benefits, losses and expenses	(3,348.4)	(3,037.0)	(2,199.3)	(1,615.5)	(1,408.2)

Income (loss) before taxes	57.4	(537.3)	(48.8)	98.4	178.3
Income tax benefit (expense)	49.4	169.9	19.5	(40.6)	(62.0)

Net income (loss)	$106.8	$(367.4)	$(29.3)	$57.8	$116.3

	Year ended December 31

	2002	2001	2000	1999	1998

		($ million, except per share information)
Earnings (loss) per share:
Number of shares (millions) (2)	39.9	40.0	40.0	40.0	40.0
Basic earnings (loss) per share	$2.68	$(9.18)	$(0.73)	$1.45	$2.91
Diluted earnings (loss) per share	2.64	(9.18)	(0.73)	1.45	2.91

	Year ended December 31

	2002	2001	2000	1999	1998

		($ million, except per share information)
Balance sheet data:
Total invested assets	$6,117.3	$4,915.9	$4,349.7	$4,232.8	$3,898.1
Total assets	12,051.0	9,706.5	8,321.3	6,916.0	6,290.9
Reinsurance liabilities	9,454.8	7,677.9	6,486.6	5,048.9	4,409.9
Debt	390.4	197.0	196.9	196.8	196.7
Total liabilities	10,313.0	8,135.7	7,232.9	5,694.6	5,060.6
Total equity	1,738.0	1,570.8	1,088.4	1,221.4	1,230.3
Book value per share	43.55	39.27	27.21	30.54	30.76

	Year ended December 31

	2002	2001	2000	1999	1998

			($ million)
Other data:
Net premiums written by segment:
Converium Zurich	$1,670.5	$1,185.0	$818.3	$569.5	$439.9
Converium North America	1,193.9	898.4	844.7	677.3	533.3
Converium Cologne	289.8	257.8	218.6	238.6	209.3
Converium Life	168.0	141.4	114.4	84.8	62.6

Total net premiums written	$3,322.2	$2,482.6	$1,996.0	$1,570.2	$1,245.1

Non-life combined ratio	104.2%	129.0%	116.5%	112.5%	111.8%

Adjusted non-life combined ratio (3)	99.3%	108.8%	112.8%	122.3%	132.3%

Ratio of earnings to fixed charges (4)	3.7	(5)	(6)	5.9	10.6

(1)	For a discussion on goodwill and Converium’s compliance with SFAS 142, see Notes 2(k) and 7 to our consolidated financial statements

(2)	Immediately following the Formation Transactions, we had 40,000,000 shares outstanding. Therefore, these shares are considered outstanding for all prior periods presented.

(3)	The adjusted non-life combined ratio is calculated excluding prior years’ reserve development and September 11th terrorist attacks.

     The table below presents the adjustments for non-life net premiums written, net premiums earned and total losses and loss adjustment expenses related to prior years’ reserve development and September 11th terrorist attacks.

	Year ended December 31

	2002	2001	2000	1999	1998

	($ million)
Net premiums written	$—	$34.5	$—	$—	$—
Net premiums earned	—	34.5	—	—	—
Prior years’ reserve development	148.5	123.6	65.4	(130.1)	(239.5)
September 11th terrorist attacks	—	277.2	—	—	—

(4)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(5)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(6)	Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.

Dividends

     For a discussion of our dividend policy, see “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy.”

B. CAPITALIZATION AND INDEBTEDNESS

     In December 2002, Converium Finance S.A., a newly formed Luxembourg company, issued $200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

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

     Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing and loss reserving studies for many casualty lines of business, including those in which preliminary loss trends are noted. For example, the Converium North America loss reserve analysis that resulted in our recording provisions for additional losses on our automobile excess, medical excess, professional liability (nursing homes) and umbrella liability lines of business in the third quarter and fourth quarters of 2002, also revealed that similar trends may be developing in other liability lines of business that we wrote in the years 1997 to 2000. Converium North America finalized its loss reserve analysis that resulted in the recording of additional provisions for losses on its commercial umbrella, miscellaneous casualty (particularly professional liability, nursing homes), medical errors and omissions liability, motor liability, and workers’ compensation lines of business of $70.3 million net for the fourth quarter 2002, which are in addition to the $47.0 million that were recorded during the third quarter 2002. These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years.

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

     We had $6,821.3 million of gross reserves and $5,361.5 million of net reserves for losses and loss adjustment expenses as of December 31, 2002. If we underestimated these net reserves by 5%, this would have resulted in $268.1 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2002.

Our exposure to catastrophic events, both natural and man-made, may cause unexpected large losses

     A catastrophic event or multiple catastrophic events may cause unexpected large losses and could have a material adverse effect on our financial condition, results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires, and are inherently unpredictable in terms of both their occurrence and severity. For example, in 1999 and 2002, the reinsurance industry suffered losses from windstorms and flooding in Europe. These events adversely affected our results.

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

     The majority of the catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional reinsurance protection, are managed to a self-imposed maximum gross limit of $400 million for a 250-year return period loss. See “Item 4. – Information on the Company – B. Business Overview – Catastrophe Risk Management.”

Terrorist attacks and national security threats could result in the payment of material insurance claims and may have an enduring negative impact on our business

     We believe that the terrorist attacks of September 11, 2001 represent the largest loss event in the insurance industry’s history. As of December 31, 2002, we have estimated and recorded gross losses and loss adjustment expenses for claims arising in connection with the terrorist attacks of $692.0 million. Our recorded losses and loss adjustment expenses were $289.2 million, net of retrocessional reinsurance recoveries. Losses from our aviation and property businesses represented the majority of the net loss. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. It is still early in the claims process, and our gross estimates are subject to revision as claims are received from insurers and our claims to our retrocessionaires are identified and processed.

     We cannot assess the long-term effects of terrorist attacks and continuing threats to national security on our businesses at this time. The September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in Iraq, Afghanistan and the Middle East have had and may continue to have a significant adverse effect on general economic, market and political conditions, increasing many of the risks in our businesses. Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss adjustment expenses arising out of the September 11th attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have an enduring negative effect on our business, financial condition and results of operations.

     For additional discussion of the impact of the September 11th terrorist attacks on our business, see Note 8 to our consolidated financial statements.

If we are unable to achieve our investment objectives, our financial condition may be adversely affected

     Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. In 2002, net investment income and net realized capital (losses) gains accounted for 7.1% of our revenues. Accordingly, our capital levels, ability to pay catastrophic claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.

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

     For the period 2000 through 2002, stock markets around the world generally experienced meaningful declines and significant volatility. However, this was partially offset by the impact of a lower interest rate environment. In 2002, we recorded net realized capital losses of $10.3 million. This included $48.3 million of impairment losses on our equity portfolio compared to $82.5 million of impairment losses in 2001. The decline in 2002 reflects the restructuring of our Converium North America and Converium Cologne portfolios, whereby certain unrealized losses were realized. The following table sets forth, for the periods indicated, our net unrealized (losses) gains on investments, net of taxes; net realized capital (losses) gains; and total invested assets as of and for the periods shown.

	Year Ended Dec. 31,

	2002	2001	2000

	($ in millions)
Net unrealized (losses) gains on investments, net of taxes	$(53.3)	$30.3	$18.8
Net realized capital (losses) gains, pre-tax	(10.3)	(18.4)	83.7
Total invested assets	6,117.3	4,915.9	4,349.7

Competitive conditions in the reinsurance industry could adversely impact our results

     The reinsurance industry is highly competitive. Since Converium has only entered the market under its own brand name in 2001, our competitors have greater name and brand recognition. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our competitive position is based on many factors, including our overall financial strength, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. We compete for reinsurance business in U.S., European and other international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and higher claims-paying ratings. We believe that our largest competitors include:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Cologne Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Hannover Re Group, which is 75% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	Lloyd’s syndicates active in the London market

•	Everest Reinsurance Company

•	Transatlantic Reinsurance Company

•	SCOR

•	companies active in the Bermuda Market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

     In addition, new companies have entered the reinsurance market and existing companies have raised additional capital to increase their underwriting capacity. Other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. Moreover, following the September 11th terrorist events, a number of new reinsurers and other entities have been formed to compete in or with our industry, and a number of existing market participants have raised new capital, which may enhance their ability to compete. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the supply and terms of risks that may be available for us to consider underwriting.

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

The loss of key executive officers could adversely affect us

     Our success has depended, and will continue to depend, partly upon our ability to attract and retain executive officers and, in particular, on the continued service of Dirk Lohmann, the Group Chief Executive Officer of Converium, Richard E. Smith, the Chief Executive Officer of Converium North America, Frank Schaar, the Chief Executive Officer of Converium Cologne and Converium Life, Benjamin Gentsch, the Chief Executive Officer of Converium Zurich, and Martin Kauer, the Group Chief Financial Officer of Converium. Each of Mr. Lohmann, Mr. Smith, Mr. Gentsch, and Mr. Kauer serves in his capacity pursuant to an employment agreement with no specified duration of employment. The Board of Directors of Converium Germany decided on May 3, 2002 to renew Mr. Schaar’s contract for five years starting January 1, 2003. If any of these executives ceases to continue in his present role without an organized succession, we could be adversely affected.

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

     A ratings downgrade, or the potential for such a downgrade, among other things, could adversely affect our relationships with agents, wholesalers and other distributors of our products and services, negatively impact new sales and adversely affect our ability to compete in our markets. Standard & Poor’s Corporation has rated Converium “A” (Strong) and A.M. Best, Inc. has rated Converium “A” (Excellent). Our ratings may not satisfy the criteria required by some of our clients and brokers. Accordingly, we may suffer a loss of business as a result. Any reduction in our ratings could result in our reinsurance operations being removed from the approved lists of some brokers or clients and may adversely affect our ability to write business through such brokers or to such clients.

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

Because we depend on reinsurance brokers for a large portion of revenue, loss of business written through them could adversely affect us

     We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets, such as the London market and the United States, we principally write through reinsurance brokers. In 2002, two reinsurance intermediaries each produced approximately 13.0% of our gross premiums written. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on us.

Our reliance on reinsurance brokers exposes us to their credit risk

     In 2002, approximately 65.0% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.

Foreign exchange rate fluctuations may impact our results

     We publish our financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the euro, British pound and Swiss franc, into U.S. dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the U.S. dollar value of our investments and the return on our investments. For 2002, approximately:

•	40 % of our net premiums written

•	26 % of our net investment income

•	35 % of our losses and loss adjustment expenses and life benefits and

•	57 % of our operating expenses

were denominated in currencies other than the U.S. dollar. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risk.”

We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients

     As part of the Formation Transactions, we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial portion of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure ceded to the Unicover Occupational Accident Reinsurance Pool, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. See “Item 4. — Information on the Company — A. History and Development of the Company” and “Item 10. — Additional Information — C. Material Contracts.” Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

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

The financial and investment return information included in this annual report may not be indicative of our future financial performance

     For periods ended December 31, 2001 and earlier, we derived the historical financial information included in this annual report from historical financial statements of Zurich Financial Services. These financial statements present the financial condition, results of operations and cash flows of the businesses, which prior to the Formation Transactions, were owned by Zurich Financial

Services and now comprise Converium. Accordingly, these financial statements may not necessarily reflect the results Converium would have achieved had it been a separate, stand-alone entity during the periods presented or the financial position, results of operations and cash flows of Converium in the future.

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

We may be restricted from disposing of assets and may suffer negative tax consequences in the case of a change of control

     Certain tax considerations and contractual arrangements with Zurich Financial Services may make an acquisition of Converium less likely and limit our ability to dispose of assets or enter into new lines of business. Because of the qualification of the Formation Transactions under Swiss tax law as partially exempt from the Swiss Share Issuance Tax to Converium, we may be restricted from certain disposals of assets, and may further face adverse tax consequences if the ownership of one third or more of our registered shares comes to be held by one shareholder or a group of related shareholders. See “Item 10. — Additional Information — C. Material Contracts — Swiss Tax Consequences to Converium of the Formation Transactions.”

Future European Commission directives may disadvantage companies like us which are not established within the European Union

     In October 2002, the European Commission, or EC, released a draft Proposal for a Directive of the European Parliament and of the Council concerning reinsurance and retrocession. The draft proposal provides for certain protections, freedoms of action and other benefits for reinsurance companies established within the European Union when engaging in business in other EU member states. As our subsidiary, Converium AG, is established in Switzerland, if this Directive is eventually adopted we might not be entitled to these same benefits within the EU as other reinsurers which have been established there. In this case, Converium AG may be at a disadvantage in doing business in the EU in comparison to its competitors established in EU member states. Since Converium AG derives a substantial proportion of our revenues within the EU, any competitive disadvantages we face there could have an adverse effect on our results of operations.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third-party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to the formation transactions and the global offering described below in this annual report as the “Formation Transactions.” As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a newly incorporated Swiss company. The financial statements included in this annual report reflect this business.

     The Formation Transactions consisted of the following principal steps:

•	the transfer to us of the Converium Zurich reinsurance business now conducted by Converium AG, through a series of steps including:

•	our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, which we refer to collectively as the Quota Share Retrocession Agreement

•	the establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services, which we refer to collectively as the Funds Withheld Asset, on which we will be paid investment returns by the Zurich Financial Services units

•	the acquisition of the Converium Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.63% interest in Zürich Rückversicherung (Köln) AG, which was renamed Converium Rückversicherung (Deutschland) AG and which we refer to as Converium Germany. Converium’s interest in Converium Germany increased to 100% in January 2003.

•	the acquisition of the Converium North America reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, Converium Holdings (North America) Inc. assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed Converium Reinsurance (North America) Inc.

•	the transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities

•	the sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in a global offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares

•	after the global offering, Converium AG acquired from subsidiaries of Zurich Financial Services approximately $140 million of residential and commercial rental properties located in Switzerland

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

     The balance of the assets transferred to us consisted of cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services.

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

     Converium Finance S.A. is a company incorporated for unlimited duration under the laws of Luxembourg on October 7, 2002. The issuer has authorized share capital of €31,000 divided into 3,100 shares with a par value of €10 per share, 3,099 of which are owned by Converium AG and one of which is held by BAC Management S.a.r.l., a director of the issuer, and all of which are fully paid. Converium Finance S.A.’s registered office is 54, boulevard Napoleon Ier, L-2210 Luxembourg. The object of the issuer, as stated in its Articles of Incorporation, is the acquisition, the management, the enhancement and the disposal of participations in whichever form in domestic and foreign companies.

B. BUSINESS OVERVIEW

Overview

     Converium is a leading global reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance. We actively seek to create innovative and efficient reinsurance solutions to complement our clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring ours and our clients’ relationships with brokers. We have the ability to cover risks globally and to provide meaningful capacity worldwide. Based on calendar year 2001 third-party net premiums written, we rank among the ten largest global professional reinsurers.

     Converium was formed through the restructuring and integration of the third-party reinsurance business of Zurich Financial Services. We believe that our separation from Zurich Financial Services presents significant opportunities and benefits for us. We believe we have benefited from our new status as an independently managed, publicly traded company. In particular, we continue to secure new and expanded relationships with clients who may have been reluctant to enter into business relationships or share proprietary information with the reinsurance operation of a competitor like Zurich Financial Services. We also believe that our separation from Zurich Financial Services increases our future financial flexibility and the long-term possibilities of further expansion in the form of new business opportunities and strategic alliances. In addition, as an independently managed reinsurer, we are in a position to compete for the reinsurance premiums ceded by Zurich Financial Services, of which only minimal premiums are reflected in our historical results.

     We organize our business around four operating segments consisting of our three Non-Life segments, Converium Zurich, Converium North America and Converium Cologne, and our Converium Life segment as follows:

•	Converium Zurich manages our non-life reinsurance businesses in the United Kingdom, Western and Southern Europe (Switzerland, Spain, Italy, Portugal, France and Ireland), the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for our global operations.

•	Converium North America, based in New York, manages our non-life reinsurance businesses in the United States and Canada, and is our global center of expertise for agribusiness.

•	Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe (Denmark, Sweden, Iceland, Finland and Norway), Central and Eastern Europe (Russia, Czech Republic, Poland, Slovakia, Slovenia, Croatia, Bulgaria and Romania), the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the U.S. market, which is written by Converium North America.

•	Converium Life manages the worldwide life reinsurance business.

     We offer a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance, including quota share, surplus coverage and financing contracts.

     We underwrite reinsurance both directly with ceding companies and through brokers, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. Globally, approximately 35.0% of our 2002 gross premiums written were written on a direct basis and approximately 65.0% were written through brokers.

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

     As a component of our strategy of getting closer to our clients and enhancing our understanding of the risks and other financial aspects of their business, we aligned our organizational structure to better serve our clients and enhance knowledge sharing among our underwriters, actuaries, client relationship managers and other personnel. This structure brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines yields a stronger risk analysis and ultimately more profitable business opportunities for us, by allowing us to utilize the detailed knowledge of individual risks possessed by our facultative professionals in underwriting treaty business. For example, in North America our facultative offices now report to persons with line of business responsibility. In Europe, we have established client relationship managers, supported by underwriters with both treaty and facultative expertise in all major lines of business. These client relationship managers are able to call upon our expertise from wherever it may be located within our global organization and establish multi-disciplinary client teams to address our clients’ needs. These teams seek to provide additional services to our clients, such as advice on balance sheet and operating risk management, underwriting audits and assistance with risk capital allocation.

     As a reflection of our financial strength and stability, Standard & Poor’s Corporation has rated Converium “A” (Strong) and A.M. Best Company Inc. has rated Converium “A” (Excellent). These ratings are based upon factors of concern to reinsurance clients and are not a measure of protection afforded to investors. These ratings may be revised, suspended or withdrawn at any time by the relevant rating agency. See “- Ratings.”

Our Strategy

     Our goal is to be one of the leading providers of reinsurance solutions in the global marketplace, thereby creating significant long-term value for our shareholders. Our strategy to achieve this goal is to:

•	Maintain strong underwriting discipline and profitability focus

•	Seek to lead the majority of our business

•	Increase our long-tail business in European, Asian and Latin American markets

•	Expand in specialty lines and structured/finite reinsurance

•	Grow our life reinsurance operations

•	Generate additional business through long-term strategic alliances

•	Develop and implement capital market tools to provide additional underwriting capacity and to mitigate risk

•	Expand our position in attractive markets

     Our strategy is described in more detail below.

     Maintain strong underwriting discipline and profitability focus. We have implemented numerous operational and structural initiatives to focus us on expected profitability whenever we underwrite or price business or pursue new opportunities. We measure profitability as the expected present value of cash flows relating to a piece of business, including allocated overhead, and relate it to the required return on risk capital allocated to that business. We analyze the projected and actual profitability and risk profile of our portfolio in the aggregate as well as on subportfolio, contract and client levels to focus our resources on business that meets or exceeds our strict profitability requirements and complies with our overall strategy.

     We believe an integrated global management structure is key to ensuring that our aggregate business risk/return profile is optimized, that skills and experiences across our organization can be accessed locally to seize attractive business opportunities as they arise, and that our underwriting guidelines and objectives are continuously fulfilled.

     Seek to lead the majority of our business. We seek to function as a leading reinsurer; this means that we strive to set terms and prices for the business we write, rather than following those established by other reinsurers. However, we believe that operating as a lead reinsurer also means that we must apply the underwriting discipline of a lead underwriter, and consistently utilize our risk modeling and quantitative analytical tools, even in circumstances where we do not write the largest share of a particular reinsurance treaty. This also means that we establish walk-away prices and focus on profitability rather than market share, including in commodity lines of business, such as property catastrophe. It finally means that we seek to develop close and continuing relationships with our clients, irrespective of whether we write the business directly or through brokers.

     Increase our long-tail business in European, Asian and Latin American markets. We are pursuing growth in long-tail lines of business such as motor, general third-party, professional and product liability, employers’ liability and workers’ compensation. Generally, we consider a line to be long-tail if potential claims are not likely to be paid within three years. Partly as a result of this time lag, these lines require analytical sophistication and expertise for appropriate pricing. Furthermore, we believe that demand for third-party liability insurance, particularly with respect to motor, professional and product liability coverage, will grow at an above-average rate and will provide us with additional possibilities for attractive growth.

     Expand in specialty lines and structured/finite reinsurance. We are seeking to expand the proportion of our business derived from specialty lines, including aviation and space, credit and surety, agribusiness and other weather-related products, e-commerce risks, accident and health, engineering, professional liability and marine. These lines require specialized skills in respect of risk assessment and pricing and offer the opportunity to achieve higher levels of underwriting profitability. In this regard we have made substantial investments in technical expertise and core underwriting skills and employ accountants, mathematicians, lawyers, agronomists, meteorologists, geophysicists and engineers to bolster the capabilities of our underwriters and actuaries.

     As with our specialty lines, we are focused on increasing structured/finite business because we believe that this is a field where we can demonstrate our skills and thus justify prices that reflect our services and capabilities. In addition, we believe that the market for structured/finite reinsurance solutions has the potential to grow over the next several years due to conditions in the insurance and reinsurance marketplace. Finally, we believe the market for solutions in connection with extraordinary corporate events, such as mergers, acquisitions and restructurings, will continue to provide attractive opportunities for structured/finite products.

     Grow our life reinsurance operations. We are actively seeking to expand our Converium Life operations. Life business is attractive to us because it is generally less volatile and less capital-intensive than non-life business and it gives us the opportunity to increase the diversification of our business portfolio.

     We believe the demand for life reinsurance is growing rapidly in many markets, and consequently we are seeking to increase our presence in key life reinsurance markets. Foremost among these are Germany, Italy, France, Latin America, the United States and the Middle East. In addition, we believe that many factors will contribute to increased demand for life and pension insurance products, including the aging of the population, increased privatization of pension benefits in many countries and an increasing need for financial support and financial risk management services among life insurers in our primary markets. For example, as the growth of production by primary insurers typically carries with it a new business strain caused either by the financing of commission and other acquisition costs or by statutory solvency requirements, many of our clients often resort to reinsurance to provide them with financing or surplus relief.

     Generate additional business through long-term strategic alliances. We are seeking alliances with partners who have strengths in areas outside our core skills, such as distribution, claims management or branding, and who may benefit from our distinct capabilities or capacity.

     Develop and implement capital market tools to provide additional underwriting capacity and to mitigate risk. We have developed substantial capital markets expertise which we can use both to provide additional capacity to our clients and to improve our own results and risk profile.

     In addition, we believe we are skilled in designing risk transfer mechanisms both for ourselves and for our clients, and plan to work with clients to help them access the capital markets.

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

     Further, we are also seeking to maintain our presence as a leading provider of property catastrophe reinsurance solutions. We believe our technical expertise, modeling capability and risk management skills equip us to price these risks appropriately and assume a larger, globally diversified portfolio.

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

     In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, Milan, Paris, Singapore and Sydney, as well as marketing offices in Atlanta, Buenos Aires, Chicago, Kuala Lumpur, London, Mexico City, Mission Viejo, San Francisco, Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut.

     The table below presents, by segment, the distribution of our net premiums written and income for the year ended December 31, 2002.

	Year Ended December 31, 2002

	Net premiums written		Segment income (loss)

	$	% of	$
	millions	total	millions

Business Segments:
Converium Zurich	$1,670.5	50.3%	$225.9
Converium North America	1,193.9	35.9	(57.0)
Converium Cologne	289.8	8.7	(64.4)
Eliminations	—	—	(11.3)

Total Non-Life	3,154.2	94.9	93.2

Converium Life	168.0	5.1	(19.4)

Total	$3,322.2	100.0%	$73.8

     The table below presents the geographic distribution of our net premiums written for the years ended December 31, 2002, 2001 and 2000, based on the location of the ceding companies.

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Non-Life:
North America	$1,387.9	44.0%	$985.3	42.1%	$955.9	50.8%
United Kingdom	901.1	28.5	601.4	25.7	315.3	16.8
Germany	131.5	4.2	114.5	4.9	82.9	4.4
France	94.9	3.0	42.6	1.8	49.5	2.6
Europe (rest)	226.8	7.2	251.9	10.8	252.6	13.4
Far East/Pacific Rim	147.8	4.7	121.6	5.2	84.7	4.5
Near and Middle East	104.4	3.3	94.1	4.0	69.4	3.7
Latin America	159.8	5.1	129.8	5.5	71.3	3.8

Total Non-Life	$3,154.2	100.0%	$2,341.2	100.0%	$1,881.6	100.0%

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Converium Life:
North America	$66.8	39.7%	$53.1	37.6%	$71.3	62.3%
Germany	33.4	19.9	27.9	19.7	14.4	12.6
United Kingdom	(1.2)	(0.7)	(8.0)	(5.7)	2.2	1.9
France	14.4	8.6	17.8	12.6	(0.5)	(0.4)
Europe (rest)	40.6	24.1	29.1	20.6	18.0	15.7
Far East/Pacific Rim	0.4	0.3	—	—	—	—
Near and Middle East	7.7	4.6	5.1	3.6	4.8	4.2
Latin America	5.9	3.5	16.4	11.6	4.2	3.7

Total Converium Life	$168.0	100.0%	$141.4	100.0%	$114.4	100.0%

Total	$3,322.2		$2,482.6		$1,996.0

     The table below presents the distribution of our net premiums written by line of business for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Non-Life
Liability	$750.6	23.8%	$458.1	19.6%	$474.9	25.2%
Property	575.4	18.2	501.9	21.5	403.8	21.5
Motor	454.8	14.4	437.2	18.7	333.1	17.7
Credit & Surety	201.2	6.4	178.6	7.6	122.0	6.5
Workers’ Compensation	207.8	6.6	192.6	8.2	163.9	8.7
Aviation & Space	370.1	11.7	181.0	7.7	119.3	6.3
Accident & Health	179.5	5.7	116.4	5.0	85.3	4.5
Marine	93.2	3.0	74.3	3.2	46.3	2.5
Engineering	116.8	3.7	80.7	3.4	55.4	2.9
Specialized & Other	204.8	6.5	120.4	5.1	77.6	4.2

Total Non-Life	$3,154.2	100.0%	$2,341.2	100.0%	$1,881.6	100.0%

Converium Life	$168.0	100.0%	$141.4	100.0%	$114.4	100.0%

Total	$3,322.2	100.0%	$2,482.6	100.0%	$1,996.0	100.0%

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

     We underwrite our product lines on a non-proportional and proportional basis, as well as on a structured/finite basis. As part of our management organization, we integrate our facultative specialists with our underwriting professionals with treaty expertise, organizing them as focused teams around client relationship management and lines of business. Since the realignment of our underwriting procedures and structure, we do not distinguish between treaty and facultative reinsurance, but rather between proportional and non-proportional underwriting and lines of business.

     In 2002, $1.88 billion or approximately 56.6% of our net premiums written were written on a proportional treaty basis, $ 915.8 million or approximately 27.6% of our net premiums written were written on a non-proportional basis, and $525.1 million or approximately 15.8% of our net premiums written were written on a structured/finite basis. Over the long term, we expect non-proportional and structured/finite business to constitute a growing share of our future business, although premium volume increased on our proportional business in 2002 as a result of rate increases and some opportunistic underwriting, particularly in the U.K. motor market.

     The table below presents the distribution of our net premiums written by type of reinsurance for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Proportional	$1,881.3	56.6%	$1,466.7	59.1%	$1,108.2	55.5%
Non-proportional	915.8	27.6	563.0	22.7	590.9	29.6
Structured/Finite	525.1	15.8	452.9	18.2	296.9	14.9

Total	$3,322.2	100.0%	$2,482.6	100.0%	$1,996.0	100.0%

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

Structured/Finite

     Structured/finite reinsurance solutions are marketed and underwritten by the Risk Strategies divisions of our three non-life segments and by our Converium Life segment. These divisions focus on servicing the needs of the reinsurance market that may not be met efficiently through traditional reinsurance products. With primary operating locations in Zurich, New York and Cologne, our structured/finite specialists focus on providing clients with creative financial solutions for their risk management and other financial management needs, primarily through reinsurance products. In addition, our Singapore branch office developed certain products for structured/finite clients in the Far East and Pacific Rim. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs.

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

     Our customers use these products principally to mitigate volatility as well as to transfer insurance risks. The more widely used structured/finite products have similar features but differing terms and limits, depending on the customer’s requirements.

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

Non-Life Operations

Overview

     We operate our Non-Life reinsurance business through our three Non-Life segments: Converium Zurich, Converium North America and Converium Cologne. Our Non-Life operations had net premiums written of $3,154.2 million for the year ended December 31, 2002, representing 94.9% of our total net premiums written. Our Non-Life business is comprised of the following principal lines of non-life and health-related reinsurance products.

     Liability. We provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third-party liability. Historically, we principally wrote liability reinsurance on a non-proportional basis. Currently, we increasingly provide liability coverage on both a proportional and non-proportional basis. We offer specialized underwriting, actuarial and claims expertise for all lines of professional liability, including medical malpractice, directors and officers, architects and engineers, accountants and lawyers liability. We also provide errors and omissions reinsurance coverage for specialized and other lines of business, such as insurance agents and real estate agents. Our professional liability operations also actively develop and reinsure emerging coverages for exposures such as tax opinions, representations and warranties, and e-commerce risk liability.

     Property. We reinsure liability for physical damage caused by fire and allied perils such as explosion, lightning, storm, flood, earthquake and costs of debris removal, as well as coverage of business interruption and loss of rent as a result of an insured loss, increasingly on a non-proportional basis. Other sub-lines of property reinsurance include cover for hail, burglary, water damage and glass breakage.

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

     The following table sets forth our Non-Life net premiums written by type and line of business for the years ended December 31, 2002, 2001 and 2000:

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Proportional
Liability	$288.1	16.5%	$177.6	12.9%	$177.4	17.1%
Property	334.6	19.1	282.9	20.5	211.2	20.3
Motor	229.4	13.1	276.9	20.1	183.0	17.6
Credit & Surety	134.6	7.7	114.6	8.3	96.4	9.3
Workers’ Compensation	8.4	0.5	43.9	3.2	91.0	8.8
Aviation & Space	306.5	17.5	160.0	11.6	83.1	8.0
Accident & Health	102.8	5.9	88.4	6.4	77.5	7.5
Marine	81.2	4.6	63.2	4.6	35.6	3.4
Engineering	118.6	6.8	81.9	5.9	52.7	5.1
Specialized & Other	145.0	8.3	90.6	6.5	30.1	2.9

Total Proportional	$1,749.2	100.0%	$1,380.0	100.0%	$1,038.0	100.0%

Non-Proportional
Liability	$334.6	36.7%	$199.7	35.3%	$228.4	38.5%
Property	238.2	26.2	191.0	33.7	179.8	30.3
Motor	130.2	14.3	84.5	14.9	64.1	10.8
Credit & Surety	35.8	3.9	16.2	2.9	15.6	2.6
Workers’ Compensation	18.3	2.0	7.2	1.3	14.0	2.4
Aviation & Space	63.6	7.0	21.0	3.7	34.3	5.8
Accident & Health	76.3	8.4	28.0	4.9	7.8	1.3
Marine	12.0	1.3	11.1	2.0	10.7	1.8
Engineering	(1.8)	(0.2)	(1.2)	(0.2)	2.7	0.4
Specialized & Other	3.9	0.4	8.5	1.5	36.1	6.1

Total Non-Proportional	$911.1	100.0%	$566.0	100.0%	$593.5	100.0%

Structured/Finite
Liability	$127.9	25.9%	$80.8	20.4%	$69.1	27.6%
Property	2.6	0.5	28.0	7.1	12.8	5.1
Motor	95.2	19.3	75.8	19.2	86.0	34.4
Credit & Surety	30.8	6.2	47.9	12.1	10.0	4.0

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Workers’ Compensation	181.1	36.7	141.6	35.8	58.9	23.6
Aviation & Space	—	—	—	—	1.9	0.8
Accident & Health	0.4	0.1	—	—	—	—
Marine	—	—	—	—	—	—
Engineering	—	—	—	—	—	—
Specialized & Other	55.9	11.3	21.0	5.4	11.4	4.5

Total Structured/Finite	$493.9	100.0%	$395.1	100.0%	$250.1	100.0%

Total
Liability	$750.6	23.8%	$458.1	19.6%	$474.9	25.2%
Property	575.4	18.2	501.9	21.5	403.8	21.5
Motor	454.8	14.4	437.2	18.7	333.1	17.7
Credit & Surety	201.2	6.4	178.6	7.6	122.0	6.5
Workers’ Compensation	207.8	6.6	192.6	8.2	163.9	8.7
Aviation & Space	370.1	11.7	181.0	7.7	119.3	6.3
Accident & Health	179.5	5.7	116.4	5.0	85.3	4.5
Marine	93.2	3.0	74.3	3.2	46.3	2.5
Engineering	116.8	3.7	80.7	3.4	55.4	2.9
Specialized & Other	204.8	6.5	120.4	5.1	77.6	4.2

Total	$3,154.2	100.0%	$2,341.2	100.0%	$1,881.6	100.0%

     The table below presents the loss, expense and combined ratios of our Non-Life reinsurance business both by line of business and type of reinsurance for the years ended December 31, 2002, 2001 and 2000. This table represents an aggregation of line of business ratios for our three Non-Life segments. Subsequent tables present ratios for each Non-Life segment by line of business and type of reinsurance. Each of the Non-Life segments manages lines of business in distinct geographic regions and therefore each segment responds to different competitive and legal environments. As a result, we believe different pricing conditions exist in each of these environments. This, in turn, can lead to differences in loss, expense and combined ratios among each of the segments within a calendar year. These ratios can also be affected on a calendar year basis depending on whether there is positive or negative loss development from prior periods.

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2002			2001			2000

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	101.2%	20.0%	121.2%	120.2%	26.5%	146.7%	89.8%	24.5%	114.4%
Property	58.4	23.0	81.4	88.5	21.7	110.2	72.8	24.3	97.1
Motor	83.5	23.0	106.5	87.8	19.1	106.9	99.3	18.1	117.4
Credit & Surety	64.7	29.1	93.8	110.5	33.9	144.4	58.4	33.3	91.7
Workers’ Compensation	76.9	24.0	100.9	67.0	27.7	94.7	91.0	24.6	115.6
Aviation & Space	69.3	13.0	82.3	203.5	18.6	222.1	100.6	12.3	112.9
Accident & Health	71.7	19.3	91.0	91.3	15.6	106.9	91.4	31.9	123.3
Marine	67.2	23.8	91.0	107.3	22.9	130.2	102.0	25.5	127.5
Engineering	81.3	22.0	103.3	98.0	24.2	122.2	90.6	27.5	118.1
Specialized and Other	75.0	19.1	94.1	25.2	24.7	49.9	81.7	32.4	114.1
Proportional	75.6	23.9	99.5	106.3	27.4	133.7	78.3	32.2	110.5
Non-Proportional	84.0	17.0	101.0	98.5	15.9	114.4	98.9	15.6	114.5
Structured/Finite	75.5	18.5	94.0	78.9	19.7	98.6	79.0	10.1	89.1

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of the financial statements.

Converium Zurich

Overview

     Converium Zurich is responsible for non-life reinsurance clients in the United Kingdom, Western and Southern Europe, Switzerland, the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. In addition, some business originating in North America is written through our Converium Zurich unit in the London market. This is done in coordination with our Converium North America operations to avoid client conflicts and unintended risk accumulation. Local branch and representative offices assist in servicing the Asian and Latin American markets. In addition to focusing on these regional markets, Converium Zurich serves as our center of expertise with respect to certain product classes. For example, we believe Converium Zurich is considered a lead market for aviation and space as well as a major market for credit and surety risks. In addition, Converium Zurich is the global center of expertise for marine and engineering business and provides technical support for catastrophe risk assessment and modeling for our global operation. Converium Zurich accounted for $1,670.5 million, or 50.3%, of our consolidated 2002 net premiums written.

     Across all the lines of business Converium Zurich writes, we seek growth and profitability by pursuing the following strategies, focused on differentiation:

•	We pursue a focused and disciplined client strategy, based on our clients’ market positioning, reinsurance needs, sophistication in purchasing reinsurance and our relevance to them as a business partner.

•	We focus on creating solutions and offering services that help our clients to optimize the efficiency of reinsurance. We have developed teams and tools to analyze a client’s reinsurance and corporate finance structure and to apply reinsurance solutions that match those needs.

•	We seek to strengthen strategic relationships with certain client and industry groups in each market. For example, we expanded in the United Kingdom through our strategic alliance with the MDU. The MDU is the United Kingdom’s premier medical defense organization. Through this joint venture, we expect to expand services, tailor new products and explore new market opportunities, building from our expertise and the MDU’s reputation as a trusted advisor and well-known, accepted brand. In November 2002, Converium Zurich signed an agreement to take a 25% shareholding in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency. We received various regulatory approvals and concluded the transaction in March 2003. We also increased our participation in GAUM’s aviation pool from 9% to 25%. See “Item 10. — Additional Information — C. Material Contracts”.

•	In Europe, we seek to grow our reinsurance of exposures with longer potential claim periods, referred to as long-tail lines, where we believe our expertise and analytical skills provide us with a competitive advantage.

     Historically, Converium Cologne had client relationship management responsibility for Switzerland to mitigate the competitive issues resulting from our ownership by Zurich Financial Services, a large competitor of other Swiss insurers. We have transferred full responsibility for our business in Switzerland to Converium Zurich. We anticipate that we will secure new and expanded client relationships in Switzerland as an independent reinsurer. In addition, as an independently managed reinsurer, we are in a position to compete for the Swiss market reinsurance premiums ceded by Zurich Financial Services, of which minimal premiums were reflected in our historical results.

     Converium Zurich is active in both the direct and broker markets. In 2002, 40.6% of Converium Zurich’s gross premiums written were written through the direct market and 59.4% were written through the broker market.

     The table below presents the distribution of net premiums written by our Converium Zurich segment by line of business for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	million	total

Liability	$381.4	22.8%	$226.6	19.1%	$180.5	22.1%
Property	312.9	18.7	268.5	22.7	220.1	26.9
Motor	178.5	10.7	186.3	15.7	85.6	10.5
Credit & Surety	145.8	8.7	114.1	9.6	97.7	11.9
Workers’ Compensation	0.6	—	0.2	—	—	—
Aviation & Space	370.2	22.2	181.0	15.3	119.3	14.6
Accident & Health	39.8	2.4	41.9	3.5	25.5	3.1
Marine	44.2	2.7	32.0	2.7	19.7	2.4
Engineering	105.4	6.3	71.1	6.0	55.3	6.8
Specialized & Other	91.7	5.5	63.3	5.4	14.6	1.7

Total	$1,670.5	100.0%	$1,185.0	100.0%	$818.3	100.0%

     The following table presents the loss, expense and combined ratios of our Converium Zurich segment by line of business and type of reinsurance for the years ended December 31, 2002, 2001 and 2000:

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2002			2001			2000

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	91.7%	15.6%	107.3	108.7%	18.5%	127.2%	72.1%	17.5%	89.6%
Property	44.7	19.3	64.0	95.5	20.9	116.4	58.8	20.0	78.8
Motor	72.0	15.0	87.0	79.7	15.0	94.7	118.8	14.3	133.1
Credit & Surety	64.8	32.4	97.2	93.5	31.3	124.8	60.4	32.2	92.5
Aviation & Space	69.3	12.9	82.2	203.6	18.6	222.2	86.8	12.3	99.1
Accident & Health	69.5	21.4	90.9	83.3	19.4	102.7	102.8	20.4	123.1
Marine	49.4	18.9	68.3	65.6	22.3	87.9	63.1	23.1	86.2
Engineering	80.0	21.1	101.1	98.4	23.0	121.4	91.1	27.5	118.7
Specialized & Other	76.2	22.7	98.9	(107.1)	5.0	(102.1)	—	—	—
Proportional	74.6	20.6	95.2	120.4	24.7	145.1	63.9	28.5	92.4
Non-Proportional	47.4	13.5	60.9	55.7	12.2	67.9	99.5	9.0	108.6
Structured/Finite	99.5	6.6	106.1	103.1	6.7	109.8	67.2	9.5	76.7

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of the financial statements.

     Converium Zurich is a full service provider, with treaty, facultative and structured/finite capacities. In 2002, approximately 69.6% of Converium Zurich’s non-life net premiums written were on a proportional basis, 23.2% were on a non-proportional basis and 7.2% were on a structured/finite basis. We believe we are recognized in the marketplace as a lead market provider capable of innovative solutions and responsive service.

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

     Property catastrophe underwriting is coordinated among our three non-life segments to optimize capital utilization, maximize diversification benefits on a group-wide basis and monitor risk accumulations. Our property catastrophe underwriting specialists in Zurich and Singapore coordinate with our underwriters in the United States and Germany as well as marketing personnel in our representative offices in Mexico City and Buenos Aires. In addition, our property catastrophe underwriting team works together with the appropriate client relationship teams in order to provide the best service to our clients.

European Markets

     In Europe, insurance companies are increasingly focusing on life and personal lines insurance and are withdrawing capacity from the commercial lines insurance market. We believe this trend, together with significant consolidation and enhanced pricing discipline, should lead to more favorable pricing conditions in that market.

     Throughout Europe, bodily injury claims have suffered from very high claims inflation leading to unsatisfactory performance of lines of business such as motor third-party liability and employers’ liability. Since those lines of business are usually reinsured on an excess of loss basis, reinsurers have borne more than their proportional share of the losses. As a result, in most European markets insurers and reinsurers have now increased prices.

     In 1999, France, Denmark, and Southern Germany experienced a series of severe winter storms. Prices for catastrophe reinsurance covers in these regions affected by the storms have increased substantially as a result.

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

     The U.K. market is a deregulated market. The earnings of insurance companies are volatile and the market is cyclical. Although pricing conditions in the United Kingdom have improved, we intend to carefully monitor our premium volumes in this market and to write U.K. business as long as it offers a profitable opportunity.

     We have expanded our business in the United Kingdom through our strategic alliance with the MDU. The MDU is the United Kingdom’s premier medical defense organization. We expect to continue to expand services, tailor new products and explore new market opportunities, through both our expertise and the MDU’s reputation as a trusted advisor and well-known, accepted brand. In addition to our underwriting team which covers the U.K. and Irish markets out of Zurich, we also have a representative office in London.

     In November 2002, Converium AG acquired a corporate member at Lloyd’s, renamed Converium Underwriting Ltd., with a view to rationalizing Converium’s operating structure for its Lloyd’s business and allowing us to make more efficient use of capital supporting our Lloyd’s business.

     Additionally, Converium has formed Converium (UK) Ltd. as the designated legal entity for a Financial Services Authority-regulated insurance company in the United Kingdom. The related licensing process is currently pending with the Financial Services Authority in the U.K. It is intended that Converium (UK) Ltd. will become an issuing carrier for certain insurance business in the area of medical malpractice as well as aviation and space, in particular in conjunction with MDU Services Ltd. and Global Aerospace Underwriting Managers Ltd.

     France. The French market is our second largest European market. Like the U.K. market, the French insurance market has undergone substantial consolidation in recent years. Despite this consolidation and the replacement of proportional cessions by non-proportional reinsurance, we have been able to substantially grow our premium income in the French market. We principally write property, motor and liability business in France, primarily through brokers.

     The French market suffered very large storm losses at the end of 1999, which were only fully recognized by insurance and reinsurance pricing during the course of 2000. This has led to strong improvements in rates for property catastrophe reinsurance protections. As a consequence, we have increased our exposure to this type of risk in 2002 and 2001.

     Netherlands. We principally write property business in the Netherlands, primarily on a direct basis. The Dutch market has been one of the more receptive markets for structured/finite products and we have been able to develop our position due to our expertise in this field.

     Southern Europe. We principally write property, motor and credit and surety business in Southern Europe, primarily through brokers. The market conditions in Italy and Spain have been difficult. Original rates of heavily reinsured industrial fire risks are barely adequate, and a substantial share of the losses is ceded through proportional reinsurance. In Spain our market share is modest and will remain so as long as the conditions do not improve. The Italian market experienced a substantial hardening during the last renewal period. We have increased our exposure to the hardened market conditions accordingly. We have a good position in the attractive Portuguese market. This position has been further significantly improved at last renewal.

     Switzerland. The formation of Converium and our separation from Zurich Financial Services has created new opportunities for us in the Swiss market where primary insurers have been unwilling to enter into business relationships with the reinsurance operations of a competitor like Zurich Financial Services. In addition, as an independent reinsurer, we are now in a position to compete for the Swiss market reinsurance premiums ceded by Zurich Financial Services, of which minimal premiums are reflected in our historical results. Converium is positioned as an innovative provider in the structured/finite field and we believe that Switzerland will continue to be a receptive market for structured/finite solutions.

Overseas Markets

     Latin America. Our representative offices in Latin America are in Buenos Aires, Mexico City and São Paulo, which support our underwriters in Zurich. Our Mexico City office covers northern Latin America, including the Caribbean. The business marketed through our Mexico City office has increased markedly in the last three years. We achieved this growth by approaching new clients and by taking advantage of the benefits offered by favorable pricing conditions in the market after a series of hurricanes in 1998 and 1999. The Mexico City office has grown in size to a staff of 20. We offer property, property catastrophe, liability and engineering reinsurance in this market.

     Our office in Buenos Aires serves southern Latin America, including Argentina, Bolivia, Chile, Peru, Paraguay and Uruguay. The business volume in this region has also grown significantly in the last three years. Our strongest markets include Argentina, Chile and Peru. We offer property, liability and motor business in these markets.

     Our representative office in São Paulo was established in 1999 in anticipation of the opening of the Brazilian reinsurance market. However, the Brazilian market continues to be monopolized by the state-owned reinsurance firm IRB Resseguros de Brazil, or IRB. We maintain a minimal presence in the local office, where our staff coordinates business through IRB and supports our other Latin American offices.

     Japan. We have a representative office in Japan which supports our underwriters in Zurich through local representation efforts. Earthquake and wind/flood coverage represents the bulk of our Japanese book of business. We have also built up our non-traditional capabilities and will seek to increase our structured/finite business in the region. Our business in Japan has grown substantially over the last three years. As of December 31, 2002, we had approximately $52.3 million net premiums written in-force from reinsurance business in Japan. We are well-positioned in Japan’s consolidating market as we have a good relationship with all of the top insurance companies. In addition, Japanese clients had been particularly sensitive to our historical ownership by a competitor like Zurich Financial Services. We believe the Japanese market will continue to present new growth opportunities.

     Australia/ New Zealand. We opened a branch office in Sydney in 1999 and believe we have identified attractive growth opportunities in Australia. Our managers have significant underwriting experience and industry relationships in this market. Currently, the majority of our Australian premiums are derived from property lines, although we are also increasingly marketing our capacity for appropriately priced liability and other lines. However, we consider workers’ compensation business, in particular, heavily under priced and we intend to limit our exposures on this business until conditions improve.

     Asian Markets. We service the Far East, the Association of Southeast Asian Nations, or ASEAN, countries and South Asia out of our branch offices in Singapore and Labuan, Malaysia. We believe that we can achieve substantial additional business from these territories. Our current focus is on Taiwan, Hong Kong, Korea and the ASEAN countries. Our business volume has significantly grown from negligible levels in 1997, as we have added additional staff with property, liability and engineering capabilities. We also have actuaries based in Singapore who support our underwriters.

Converium North America

     Converium North America manages our non-life reinsurance business in the United States, its primary market, and in Canada. In North America, we write a full range of traditional and structured/finite reinsurance solutions on both a treaty and individual risk, or facultative, basis. Converium North America primarily writes liability, workers’ compensation, property, commercial motor liability, commercial multi-peril, accident and health, surety and medical malpractice reinsurance. In addition to its regional market responsibilities, Converium North America is our global center of expertise for agribusiness. Converium North America is the fourth largest broker reinsurer and the ninth largest professional reinsurer in the United States based on 2002 net premiums written. Converium North America accounted for $1,193.9 million, or 35.9%, of our 2002 net premiums written.

     Converium North America principally writes its reinsurance business through brokers. However, we believe one of our competitive strengths is our ability to work closely with our clients while honoring our and our clients’ relationships with brokers.

     Converium North America’s strategy is to be a lead underwriter working closely with our clients, which we believe helps to distinguish us from our competitors and improves our risk profile. In 2002, Converium North America operated as the lead reinsurer with respect to contracts representing in excess of 70% of its net premiums written. As a lead reinsurer, we seek to work closely with our clients to bring them innovative solutions and to deepen our mutual relationship. To do so, we have developed customized services, which we offer both to our clients and brokers. These services include items such as loss trend analysis, assistance with pricing tools, helping clients develop experience and exposure analysis models, new product opportunity development analysis, and emerging and key issue analyses on subjects such as toxic torts, indoor pollution, workers’ compensation reforms and e-business exposure.

     The table below presents the distribution of net premiums written by our Converium North America segment by line of business for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Liability	$347.2	29.1%	$216.4	24.1%	$284.9	33.7%
Property	148.9	12.5	144.6	16.1	120.0	14.2
Motor	225.3	18.9	178.5	19.9	175.9	20.8
Credit & Surety	53.9	4.5	64.8	7.2	23.0	2.7
Workers’ Compensation	207.2	17.3	192.4	21.4	163.9	19.4
Aviation & Space	—	—	—	—	—	—
Accident & Health	84.6	7.1	38.9	4.3	11.0	1.3
Marine	14.6	1.2	7.0	0.8	5.0	0.6
Engineering	(0.2)	—	—	—	—	—
Specialized & Other	112.4	9.4	55.8	6.2	61.0	7.3

Total	$1,193.9	100.0%	$898.4	100.0%	$844.7	100.0%

     The following table presents the loss, expense and combined ratios of our Converium North America segment by line of business and type of reinsurance for the years ended December 31, 2002, 2001 and 2000:

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2002			2001			2000

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	110.0%	25.3%	135.3%	117.9%	33.5%	151.4%	101.8%	28.3%	130.1%
Property	53.5	27.4	80.9	77.2	25.6	102.8	68.9	29.9	98.8
Motor	88.6	29.8	118.4	93.5	22.5	116.0	92.4	16.0	108.4
Credit & Surety	64.0	18.1	82.1	202.0	45.3	247.3	47.8	40.3	88.1
Workers’ Compensation	76.9	24.0	100.9	67.0	27.7	94.7	91.0	24.6	115.6
Accident & Health	69.2	22.6	91.8	85.4	22.1	107.5	80.1	20.0	100.1
Marine	61.8	26.8	88.6	97.6	28.1	125.7	72.9	22.9	95.9
Specialized & Other	75.2	16.9	92.1	95.3	35.4	130.7	62.9	26.0	88.9
Proportional	71.8	32.1	103.9	89.2	35.8	125.0	82.6	34.6	117.2
Non-Proportional	108.6	21.7	130.3	123.7	22.3	146.0	98.8	22.3	121.2
Structured/Finite	68.7	21.9	90.6	69.7	24.6	94.3	83.4	10.3	93.7

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of the financial statements.

     In 2002, approximately 29.7% of Converium North America’s net premiums were written on a proportional basis, 39.0% were written on a non-proportional basis and 31.3% were written on a structured/finite basis. We offer facultative services primarily on a direct basis.

     A number of the products offered by Converium North America have been experiencing rate increases. Primary insurance conditions have continued to become more restrictive, creating opportunities for reinsurers, although we can’t assure you this will continue. For example, we have seen primary rate increases in all liability lines with reduced reinsurance ceding commissions.

     As a result of insured losses arising from the terrorist attacks on September 11, 2001, Enron-related losses, the poor performance of equity markets in 2002 and 2001, lower interest rates and reserve adjustments for prior years, we expect the improved environment for pricing and terms to continue for both insurance and reinsurance products. We expect demand for reinsurance to remain strong as primary insurers buy reinsurance to protect weakened capital positions, react to rating agency pressures and reflect revised estimates of the frequency and severity of insured events.

     At the same time, however, we expect both pricing and terms to remain more severe in the retrocessional reinsurance market. Accordingly, this may limit the availability of desired amounts of retrocessional reinsurance at acceptable pricing. Moreover, the September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in the Middle East have adversely affected general economic, market and political conditions, increasing many of the risks of our business. Over time the rating agencies could re-examine the ratings affecting our industry generally, including us.

     Some of Converium North America’s operations are conducted through Converium Insurance (North America) Inc., which is licensed to write various lines of primary business in 49 states and the District of Columbia. Converium Insurance (North America) Inc.’s primary insurance license helps us create efficient transaction structures for certain business, and in particular is the means through which we write program business. Currently, Converium Insurance (North America) Inc. has five active programs. These programs cover various property and liability risks, with a primary emphasis on commercial trucking. During 2002, Converium Insurance (North America) Inc. had direct premiums of approximately $88.0 million. In October 2001, Converium Insurance (North America) Inc. was granted a license by the United States Department of Agriculture to write federal crop insurance policies. We currently expect crop insurance to become an area of growth for the primary insurance company in 2003.

Converium Cologne

Overview

     Converium Cologne manages our non-life reinsurance business in Germany, Central and Eastern Europe, Northern Europe, Austria, Northern Africa and the Middle East. Converium Cologne is active in both the direct and broker reinsurance markets, and writes all major lines of business. In 2002, 50.7% of Converium Cologne’s gross premiums written were written through the direct market and 49.3% were written through the broker market.

     In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance business, except in the United States, which is managed by Converium North America. Converium Cologne offers reinsurance on a proportional, non-proportional and structured/finite basis. We believe that Converium Cologne is widely accepted as a full-service provider in its markets, with a principal focus on property, motor, liability, accident and health and marine lines. Converium Cologne accounted for $289.8 million, or 8.7%, of our 2002 net premiums written.

     With respect to Converium Cologne’s global health reinsurance business, we primarily target the French, Italian and Middle Eastern markets. We are seeking to grow our health reinsurance business opportunistically and cautiously. Our experienced underwriters are very selective in accepting new health business.

     Converium Germany’s predecessor entities date to 1872, and Converium Germany is a well established reinsurer with long-term client relationships.

     Our strategies include:

•	extending our market position and client base in Germany and Austria

•	seeking to increase the number of treaties where we have a leading or major role as reinsurer

•	growing our structured/finite businesses in Germany, Northern Europe and Austria

•	focus on opportunistic growth in Central and Eastern Europe

•	further developing our personal lines business in Northern Europe

•	expanding our business relations in North Africa and the Middle East and growing our non-proportional portfolio in these developing markets

•	writing health reinsurance on an opportunistic and prudent basis

     The table below presents the distribution of net premiums written by our Converium Cologne segment by line of business for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total

Liability	$22.0	7.6%	$15.1	5.9%	$9.5	4.3%
Property	113.6	39.2	88.8	34.4	63.7	29.1
Motor	51.0	17.6	72.4	28.1	71.6	32.8
Credit & Surety	1.5	0.5	(0.3)	(0.1)	1.3	0.6
Workers’ Compensation	—	—	—	—	—	—
Aviation & Space	(0.1)	—	—	—	—	—
Accident & Health	55.1	19.0	35.6	13.8	48.8	22.3
Marine	34.4	11.9	35.3	13.7	21.6	9.9
Engineering	11.6	4.0	9.6	3.7	0.1	—
Specialized & Other	0.7	0.2	1.3	0.5	2.0	1.0

Total	$289.8	100.0%	$257.8	100.0%	$218.6	100.0%

     The following table presents the loss, expense and combined ratios of our Converium Cologne segment by line of business and type of reinsurance for the years ended December 31, 2002, 2001 and 2000:

Loss, Expense and Combined Ratios

	Year Ended December 31,

	2002			2001			2000

		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)

	%	%	%	%	%	%	%	%	%

Liability	129.9%	13.8%	143.7%	333.7%	28.5%	362.2%	(1.6)%	18.2%	16.6%
Property	100.8	27.3	128.1	84.3	18.0	102.3	129.7	28.0	157.7
Motor	102.3	21.3	123.7	88.5	18.1	106.6	95.6	26.0	121.6
Credit & Surety	76.0	34.9	110.9	—	—	—	31.2	37.0	68.2
Accident & Health	77.5	12.4	89.9	107.5	3.1	110.6	86.8	38.2	125.0
Marine	88.1	28.1	116.2	139.7	22.4	162.1	137.2	27.7	164.9
Engineering	90.3	29.3	119.6	95.5	31.6	127.1	—	—	—
Specialized & Other	—	—	—	85.2	22.0	107.2	61.6	72.9	134.5
Proportional	85.9	27.2	113.1	92.5	22.0	114.5	102.4	35.6	138.0
Non-Proportional	141.6	5.3	146.9	195.8	(5.3)	190.5	95.9	7.5	103.4

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of the financial statements.

     In 2002, approximately 79.9% of Converium Cologne’s non-life premiums were written on a proportional basis and 20.1% were written on a non-proportional basis.

     The Cologne business unit has specialists in underwriting, actuarial, accounting, finance, claims handling and catastrophe risk modeling as well as other professional skills. Our Cologne non-life specialists work in close cooperation with each other and with other professionals across our life segment in Cologne and our non-life segments in New York and Zurich on mutual benefit.

     Converium Cologne has historically written its business primarily on a proportional basis. We see some of our markets like Northern Europe experiencing a shift from proportional to non-proportional reinsurance arrangements. We believe our intimate knowledge of our clients, together with our actuarial expertise, helps us to support our clients and to benefit from structural changes in the markets.

Markets

     Following a soft market in 1998 and 1999, improved pricing conditions in our markets have resulted in slightly increased prices in 2000 and more substantial increases in 2001 and 2002 in most of our major lines of business. Our principal markets are:

     Germany. Germany is the largest market served by our Converium Cologne segment, representing approximately 34.9 % of the segment’s net premiums written in 2002. The German market is the largest in Continental Europe and it predominantly relies on direct distribution, rather than brokers. Personal customer relationships are of essential importance in Germany, which we believe gives us opportunities to benefit from our strong industry relationships.

     Although reinsurance in Germany is largely written on a proportional basis, we have recently observed a shift among clients towards a greater interest in non-proportional and alternative reinsurance. We believe we have a substantial opportunity to grow our business in Germany in traditional lines of business. The demand for non-traditional financial risk products will grow in anticipation of the intended adoption of International Accounting Standards, or IAS, by the European Union, currently proposed to take effect in 2005. In addition, we believe that the German market will provide opportunities for independent reinsurance companies of our size as clients look for strong independent alternatives to the largest reinsurers.

     Central and Eastern Europe. Converium Cologne is an active provider of non-life reinsurance in Central and Eastern European markets, which include Russia, the Baltic States, the Czech Republic, Poland, Slovakia, Croatia, Bulgaria and Romania. Our largest markets in this region are Poland and the Czech Republic. We focus on traditional coverages such as property, motor and marine which are generally sought on a proportional basis. London-based reinsurance brokers constitute our principal distribution source.

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

     We anticipate that the improving level of price discipline will lead to higher profitability in the future.

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

     This market is of significant strategic importance to us. We believe our relationships with these clients will facilitate our planned expansion into Central and Eastern Europe.

     Northern Africa/Middle East. We provide a broad variety of coverages in Northern Africa and the Middle East, principally acting as a lead underwriter. Our principal markets in the Middle East include Saudi Arabia, the United Arab Emirates and Kuwait. The products we offer in these markets include property, motor, marine and general accident. Reinsurance in Northern African and Middle Eastern markets is typically written on a proportional treaty basis. Our aggregate net premiums written in these markets have grown from $37.7 million in 1998 to $70.5 million in 2002.

     As of January 1, 2002, the primary responsibility for the markets Greece, Turkey, Cyprus and Malta was transferred from Converium Zurich office to Converium Cologne. The business written in these markets have increased to $14.8 million in 2002.

Converium Life Operations

     We offer life reinsurance on a global scale. We primarily conduct our life reinsurance business from Cologne, Germany. In September 1999, we implemented a strategy to substantially grow our Converium Life reinsurance business. Prior to this time, we only offered life reinsurance in the Middle East and retrocession coverage in the United States. In addition, we have established branches in Milan and Paris, and maintain life representatives in our Buenos Aires office to locally serve the Latin American markets. We also utilize our Non-Life offices in many parts of the world to facilitate direct contacts with our life reinsurance clients.

     As a result of these initiatives, our Converium Life operations have grown significantly in recent years, with our net premiums written increasing from $62.6 million in 1998 to $168.0 million in 2002. As a result of the economic situation in Latin America, our life reinsurance operation’s growth slowed in 2002.

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

     We believe that the demand from life insurers for financial support and reinsurance services will continue to increase, particularly in Europe. In order to meet this demand, we have established a refinancing strategic retrocession facility that provides our clients with additional capacity derived from the capital markets, while minimizing the insurance risk assumed by the investment bank effecting the issuance of the securitized risk product. We believe our capital markets and other non-traditional expertise will help us bring additional innovative solutions to our clients and further enhance the market position of our Converium Life operations.

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

     We generally require ceding life insurance companies to retain at least 10% of every risk, whether the business is written on a surplus or quota share basis. We generally seek to limit our own net liability on any one ordinary life risk to $0.75 million. The majority of the ordinary life reinsurance agreements remain in force for the life of the underlying policies reinsured. We are generally entitled to renewal policy revenues absent the death of the insured, voluntary surrender or lapse of the policy due to non-payment of premium. In some cases, the ceding company has the right to recapture the business after a designated period of time.

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

     Critical illness. Critical illness or dread disease insurance is coverage to provide lump sum payments in case of certain life threatening diseases. The four main diseases are heart attack, stroke, coronary artery bypass surgery and cancer. In the last years, critical illness policies have developed very rapidly in many insurance markets to include a wide range of additional diseases. Policies can be sold on a stand-alone basis, as accelerated benefit or as additional rider to a life insurance contract.

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

     Modified co-insurance. We provide modified co-insurance, which generally takes the form of a proportional reinsurance structure to finance our client’s initial acquisition costs, such as agent and broker commissions.

     We have developed a team of highly skilled, experienced life underwriters, many of whom are actuaries or mathematicians. In addition, we utilize a profit testing system, which helps us to determine appropriate pricing.

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

     Germany. Germany is one of our core markets. Our principal products in Germany include risk premium reinsurance and modified co-insurance. In addition, we are participating in new products in Germany, including unit-linked policies and disability covers. We expect the German life insurance industry to grow rapidly over the next few years due to, among other things, cuts in benefits from state pensions under recent changes in German pension law. We believe these developments will result in increased demand for modified co-insurance as private companies seek to offer new products to cover risks previously covered by government pensions. In addition, as with our German non-life business, we believe a sizeable opportunity exists in Germany for new structured/finite life reinsurance business as a result of the forthcoming transition to IAS accounting standards.

     Italy. Our principal products in Italy include risk premium reinsurance, group life, accident and modified co-insurance. Since January 2002, we have operated a branch office in Milan with a team of five people, after having received a license from the Italian Insurance Supervisory Authority (ISVAP). Due to the solid position in the Italian market, we believe we will benefit from the expected growth at attractive rates for this market over the next several years.

     France. Our principal products offered by our branch in Paris include group life and modified co-insurance. We are seeking to write flexibly and be highly responsive to client needs in order to build our relationships in this large market.

     Latin America. Our life reinsurance operations have expanded significantly in Latin America in the last several years. Our net premiums written had grown substantially through 2001 due to the efforts of our representative office in Buenos Aires, but as a result of the poor economic situation in Latin America, our growth slowed in 2002. Our principal products in the region include pension fund and group life reinsurance, largely written on a proportional basis. We anticipate new opportunities to accelerate the growth of our portfolio in the region as a result of the planned liberalization of the Brazilian reinsurance market, as well as the expected transfer of government sponsored retirement plans to the private insurance sector, although the time when these changes will be effective is not presently known.

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

     As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Cologne Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Hannover Re Group, which is 75% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	ING Re

•	Transamerica Reinsurance

•	Reinsurance Group of America, Incorporated — RGA

•	SCOR

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

     Our underwriters coordinate globally to access our centers of expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that help us assess our global risk exposures. In an effort to better serve our reinsurance clients, we integrate our underwriters and actuaries in client management teams. Specifically, we have developed, on a global basis, significant internal actuarial expertise, which we deploy to assess our non-life pricing and reserve adequacy and to develop associated capital attribution formula and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, many of whom have advanced academic degrees, and who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These actuaries and other specialists are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.

     In developing underwriting guidelines, we assess market conditions, quality of risks, past experience, and expectations about future exposure. Where appropriate, we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong claims-paying rating under normal circumstances and a strong investment grade rating in the event of a significant loss.

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

     Our core pricing approach is to estimate the underlying frequency and severity of distributions so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows, we estimate premium collection and loss payout patterns. Taking into account the transaction structure, we then create an aggregate probability distribution of the profit function of the contract after reflection of investment income generated by the cash flows as well as all expenses and taxes. From this, we estimate the expected net present value of the profit expectation of the contract as well as the risk capital required by the contract. The risk capital is a function of the potential for loss from the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. The contract’s expected net present value is compared to its risk based capital to determine its profitability level. We also consider other items such as client and line of business desirability and associated business opportunities. We develop or enhance additional tools to assess non-traditional contracts where necessary or appropriate. For specialized lines, such as aviation, agribusiness and credit and surety, we have developed and continue to enhance pricing models that specify a particular pricing based on a number of risk factors including, for instance, financial risks such as interest rate volatility and stock or commodity market returns. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client focused teams, allows us to quantify the potential balance sheet impact of these measurable risks.

     Our models give us the capability to easily and quickly analyze a contract under numerous structures. This in turn allows us to be creative, innovative and responsive in seeking to create a structure that satisfies our profit goals and risk appetite while simultaneously satisfying our clients’ objectives. Due to our strong modeling expertise and development of very fast algorithms and simulations, we are able to price different structures very promptly. We are able to access our pricing system and database online and from anywhere around the world via telecommunication. For example, we can at any time price a particular transaction on site during a client visit in any region using all relevant information stored on our primary systems in Zurich, provide the client with a prompt quote and upon binding enter the new treaty into our system.

     In order to fully realize the value of this ability, we seek to gain a deep and thorough understanding of the subject business being covered. For most of our business, including all large and complex contracts, actuaries and other technical experts are part of the transaction team. They visit the client, build the models, and jointly with the underwriters price and structure the transaction. For the remainder of our business, internal actuaries or other experts including engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians provide the analytic tools for the underwriters’ use.

     In order to provide maximum feedback to our underwriting teams we have developed management information systems that track the profitability of each contract from the time it is written until the last dollar is paid. We compare ultimate loss ratios with our original expectations. This information then populates our data base. We then have the ability to extract information from our database and analyze the relationships between historic profitability and such variables as size of contract, production source, structure of transaction and size of client.

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

     In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

     Our three units work together to coordinate global issues in a cooperative effort involving claims services, actuarial, risk modeling and underwriting functions. For example, our Claims Services personnel help coordinate the establishment of proper reserving and risk assessment functions across our global organization.

     Generally, our claims department seeks to maintain a payment turnaround time of two days on undisputed claims. In addition, the claims department provides other value-added services to customers, e.g., assessment, consultation, hosting professional seminars, issuing publications, including surveys on topics of interest, as well as maintaining a claims-related website.

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

     We believe that one of our strengths is our expertise in medical underwriting. We seek to work closely with our clients and, as a value-added service, share this expertise in order to build client loyalty and better understand their risks. Additionally, we maintain a website for the German market that provides information on medical underwriting-related topics which may be accessed and utilized by our ceding companies.

     We generally do not assume 100% of a life reinsurance risk and require the ceding company to retain at least 10% of every reinsured risk. We regularly update our underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. We also endeavor to ensure that the underwriting standards and procedures of our ceding client entities are compatible with ours. Toward this end, we conduct periodic reviews of our ceding companies underwriting and claims procedures.

     Life, accident and disability claims generally are reported on an individual basis by the ceding company. In case of large, difficult or doubtful claims, cedents provide us with all supporting documents. We also investigate claims generally for evidence of misrepresentation in the policy application and approval process. In addition to reviewing and paying claims, we monitor both specific claims and overall claims handling procedures of ceding companies.

     We monitor the loss development of our life reinsurance treaties and compare them to our expected returns on a regular basis. In the case of significant deviations, we may seek to negotiate alternative contract provisions, including increased premiums or higher retentions.

     For our life reinsurance business, the interaction between our actuaries and underwriters is very close, as most of our underwriters are also mathematicians. We use commercial as well as proprietary tools to assess the profitability of the business. Our life underwriting seeks to ensure that our expected stream of distributable profits will earn an adequate estimated risk-adjusted return.

     Our analysis also includes sensitivity measures to control the risk exposure of our global portfolio. As part of the underwriting process, we also, on an annual basis, derive the embedded value of our life reinsurance portfolio and its change over time, which enables us to measure the growth and profitability of our life reinsurance business.

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

     In addition, we have adopted a central monitoring system which helps us to manage our worldwide accumulations of catastrophe risk by peril and region. In our global analyses we focus on key zones where we face a geographic concentration or peak exposures, such as U.S. hurricane risk. This centralized analysis is essential for a global reinsurer such as Converium, since we may write business for the same peril or region from more than one of our worldwide offices. Also, we endeavor to monitor clash potential, both from lines other than property catastrophe as well as between certain perils and regions.

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

     The principal goals of our natural hazard risk management procedures include:

•	Measuring, monitoring and managing natural hazard exposures: For measuring natural hazard exposures, we use specially developed software and techniques. For example, we use third-party models developed by specialized consultants to assist with catastrophe underwriting and accumulation control. We also compare models for certain perils or regions where our models indicate higher variability. In addition, we have developed fully proprietary probabilistic tools to enhance the utility of our models.

•	Supporting risk mitigation measures: Our global monitoring system helps us to measure our accumulation of individual risks by peril and region. During renewal season, we seek to perform these functions on a continuous basis. In addition, we conduct a combined analysis for our worldwide portfolio at least on a quarterly basis. We believe that this centralized, global review helps us to monitor and manage our natural catastrophe loss potential and to take remedial action if our accumulations reach unacceptable levels. In addition, our monitoring system serves as the basis for structuring our own reinsurance protection.

•	Assisting with optimal capacity utilization: We use return-on-equity considerations to help us optimize expected profits from our catastrophe portfolio and to seek to improve its performance. We do this by dynamically adjusting capacity allocation during renewal periods as business is written, thereby optimizing our worldwide capacity and exploiting our diversification potential. We also review pricing levels in several markets prior to renewal, in order to incorporate this information in our business strategy.

•	Supporting clients in all elements of natural hazards risk management: The expertise developed by our catastrophe risk specialists in understanding and managing catastrophe risk allows us to assist our clients in assessing their own loss potential and in designing efficient risk transfer mechanisms. Further, we utilize our expertise to influence property catastrophe exposure reporting in the industry. For example, we led the enhancement of the market standard for the exchange of exposure data (CRESTA plus) between primary and reinsurance companies, thereby assisting market participants to adopt common reporting and better understand their natural catastrophe exposures. The new data format is easy and flexible to use. It allows an efficient exposure and loss data exchange between insurance and reinsurance companies. We believe that the use of CRESTA plus improves data quality, will enable more accurate risk assessment, and helps save time and reduce costs.

•	Following post-disaster loss developments: Our catastrophe risk specialists produce estimates of our expected losses promptly after a catastrophe event. This rapid review helps us assess our liquidity needs and determine whether we need to take any remedial action. In addition, we regularly study catastrophe developments to improve our probabilistic models.

     The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of $400 million for a 250- year return period loss.

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

     For example, we have entered into a catastrophe agreement with ZIC based on ZIC’s transaction with TRINOM Ltd. to reduce our net retained loss for large catastrophe events that produce losses greater than what is referred to in the industry as a “once in 100 years” magnitude. Perils covered by TRINOM and our catastrophe agreement with ZIC, which we refer to as the Cat Retrocession Agreement, include U.S. hurricane, U.S. earthquake, and European windstorm losses that occur before June 18, 2004. See “- Catastrophe Protection.”

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

     The major types of retrocessional coverage we purchase include the following:

•	specific coverage for certain property, engineering, marine, aviation, satellite, motor and liability exposures

•	catastrophe coverage for property business

•	casualty clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence aggregate stop loss protections

     Effective in 2000, we established a control procedure whereby our Group Chief Executive Officer, along with the other members of our senior executive team, reviews the business purpose for all reinsurance purchases. Our senior executive team, generally our Group Chief Executive Officer, approves all purchases before they are bound.

     Prior to entering into a retrocessional agreement, we analyze the financial strength and rating of each retrocessionaire. Afterwards, the financial performance and rating status of all material retrocessionaires is monitored.

     Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2002, Converium Group holds $687.8 million in collateral as security under related retrocessional agreements in the form of funds held, securities and/or letters of credit. Converium Group is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

     In the event our retrocessionaires are not able to fulfill their obligations under our reinsurance agreements with them, Converium will not be able to realize the full value of the reinsurance recoverable balance. We record a reserve to the extent that reinsurance recoverables are believed to be uncollectible. The reserve is based on an evaluation of each retrocessionaire’s individual balances and an estimation of their uncollectible balances. Allowances of $17.4 million and $9.6 million have recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2002 and 2001, respectively.

     The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2002, by ceded premiums written, and their respective A.M. Best or Standard & Poor’s claims-paying ability rating.

		Amount ceded		S&P/A.M. Best
Retrocessionaire	Retrocessionaire Group	in $ millions	% of total	Rating*

AIOI General	AIOI Insurance Company Limited	$37.5	17.5%	A
Inter-Ocean Reinsurance Co. Ltd	Inter-Ocean Holdings	30.5	14.3	A/A
Folksamerica Reinsurance	White Mountains Insurance Group	16.9	7.9	A-/A-
Interpolis Reinsurance Services Ltd	Rabobank	16.0	7.5	AA pi
Zurich Financial Services	Zurich Financial Services	16.0	7.5	A+/A
TransAm Assurance Company	Trans World Assurance Group	16.0	7.5	B+
Trinom Ltd.	Trinom Ltd.	9.4	4.5	NR
AXA Corp. Solutions	AXA	7.5	3.5	AA-/A
Taisei Fire & Marine	Sompo Japan Insurance	5.9	2.8	NR
Nissan Fire & Marine	Mizuho Group	5.9	2.8	A+/NR-5

Total provided by top ten retrocessionaries, and percentage of total retrocessional reinsurance		$161.6	75.7%

Total retrocessional reinsurance		$213.6	100.0%

     As a consequence of the Formation Transactions, Converium AG has assumed both the benefits and the financial risks relating to third-party reinsurance recoverables under the Quota Share Retrocession Agreement. We manage all third-party retrocessions related to the business reinsured by Converium Zurich. ZIC and ZIB are obligated under the Quota Share Retrocession Agreement, during its term, to maintain in force, renew or purchase third-party retrocessions covering the reinsurance covered by the Quota Share Retrocession Agreement at the sole discretion of Converium.

     In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to provide us with coverage relating to potential losses arising out of the Unicover Occupational Accident Reinsurance Pool involving Amerisafe and to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.

Catastrophe Protection

     As of December 31, 2002, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from an event in excess of $100.0 million for U.S. events and in excess of $50 million for worldwide events, excluding the United States.

     In June 2001, ZIC entered into a transaction with Trinom Ltd., a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

     Additionally, as part of the Transactions, ZIC and Converium AG have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium AG receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium AG will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium AG is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium AG and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

     The coverage ZIC and ultimately Converium AG have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium AG’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, US earthquake, and European windstorm losses that occur before June 18, 2004. Payments from Trinom to ZIC, and similarly from ZIC to Converium AG, are based on modeled reinsurance losses for ZIC and ultimately Converium AG’s exposures at the time of the Trinom transaction.

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

     Because the Trinom transaction is in two tranches, Converium AG’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately $65.0 million on 68% of losses that exceed a range of losses from $209.0 million to $227.0 million; and the second tranche provides $97.0 million of coverage on 100% of second and subsequent event losses that exceed a range of losses from $100.0 million to $133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium AG is approximately $9.4 million. However, if Converium Group collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium Group will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

Loss and Loss Adjustment Expense Reserves

Establishment of Loss and Loss Adjustment Expense Reserves

     We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay claims and claim adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and from the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses, and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

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

     Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated. Adjustments resulting from this process are reflected in current income. The analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

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

     We have developed a proprietary global loss reserve estimation system, which we refer to as FRAME. It applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics.

FRAME Reserving Methodology

Expected Loss/Expected Loss Ratio

     Reinsurance contracts are typically priced using proprietary pricing models. The expected loss ratio for each reinsurance contract is normally the expected loss ratio derived at the pricing of the reinsurance contract and may be subject to adjustments based on re-pricing of the reinsurance contract.

     All reserve indications are conducted at the reinsurance contract level typically on a gross and retro basis; net loss and allocated loss adjustment expense reserve indications are typically derived by netting gross and retro loss and allocated loss adjustment expense reserve indication. Unallocated loss adjustments expense reserve provisions are derived at the business segment level (i.e. Zurich, North America and Cologne).

     Every reinsurance contract is assigned to a reserving group referred to as a Reserve Equity Cell (REC). Each REC typically contains reinsurance contracts with identical or similar characteristics in respect to:

•	underlying risk (e.g. line of business), geographic region or treaty type (i.e. proportional, non-proportional or facultative); and

•	the time period at which losses are expected to be paid and reported (i.e. expected paid loss development factors and expected reported loss development factors).

     For each REC, expected paid loss development factors and expected reported loss development factors are derived from either:

•	statistics developed by pricing actuaries, or

•	actual paid loss and reported loss (of the reinsurance contracts assigned to a given REC) aggregated into underwriting year triangles.

     It is Converium’s policy to review regularly expected paid loss development factors and expected reported loss development factors for each REC.

     For each REC and underwriting year, ultimate losses are projected using the following five standard actuarial methods:

•	Expected Loss Method (normally derived from pricing as described above)

•	Paid Loss Bornhuetter Ferguson Method

•	Incurred Loss Bornhuetter Ferguson Method

•	Paid Loss Development Method

•	Incurred Loss Development Method

     For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g. December 31, 2002) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:

•	select a different actuarial method (i.e. to be more responsive to actual loss experience)

•	revise the expected loss (see paragraph on expected loss/expected loss ratio)

•	revise the expected paid loss or/and expected reporting loss patterns

     The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract as at the reserving date (e.g. December 31, 2002). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.

     Typically the indicated ultimate loss for each contract is then adjusted by the ratio of base earned premium to ultimate base premium in order to calculate reserve provision (IBNR) only to the exposed/expired portion of the reinsurance contract as of the reserving date. A base premium is a premium which excludes loss sensitive premium adjustments.

     In essence, for each REC and underwriting year we select best estimate of ultimate losses within a reasonable range. The range estimates are done at the REC level and are not aggregated to the business segment or consolidated level.

     In addition to these bottom-up approaches we utilize standard top down analyses. For these methods we aggregate the majority of our business into a limited number of homogeneous classes and apply standard actuarial reserving techniques. This provides an alternative view that is less dependent on pricing information.

     In accordance with U.S. GAAP, we do not establish contingency reserves for future catastrophic losses in advance of the event’s occurrence. As a result, a catastrophe event may cause material volatility in our incurred losses and reserves and a material impact on our reported income, subject to the effects of our retrocessional reinsurance. For further details on our catastrophe risk and reinsurance programs, see “- Catastrophe Risk Management” and “- Retrocessional Reinsurance.”

Adequacy of Reserves

     Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews we believe our liability for gross losses and loss adjustment expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss adjustment expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may exceed our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments that result from changes in reserve estimates are reflected in our results of operations.

     In 2002, we strengthened reserves by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge. These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years. As a result of actuarial work performed at Converium North America through the third and fourth quarters, management concluded that ultimate losses would most likely be higher in the range of possible outcomes than previously estimated. During 2002, Converium North America engaged in an in-depth actuarial reserve analysis of certain lines of business, which resulted in an increase of $137.2 million of provisions for net losses, primarily related to underwriting years 1997 through 2000, on the commercial umbrella, miscellaneous casualty, medical errors and omissions liability and motor liability lines of business. Converium Cologne recorded $31.1 million of additional loss provisions related to prior years business, of which $25.4 million was related to run-off business. Partially offsetting this reserve strengthening, Converium Zurich recorded $19.8 million of positive reserve development in 2002 resulting from favorable development on prior year liability business and property excess of loss business from underwriting year 2001.

     The reserve strengthening of $148.5 million in 2002 as described above and the $123.6 million in 2001 as described below in the “Loss Reserve Development” section was determined in accordance with our loss reserving policies as described in “- Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(c) of our financial statements. Under these policies we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment.

Effects of Currency Fluctuations

     A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in U.S. dollars. As of December 31, 2002, approximately 34.0% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the U.S. dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to U.S. dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.

Loss Reserve Development

     The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss adjustment expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the U.S. dollar are translated at consolidation into U.S. dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2002.

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

     The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002

	($ in millions)
Gross reserves for losses and loss adjustment expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,988.1	$3,545.7	$4,546.0	$5,710.5	$6,821.3
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	704.9	1,212.2	1,545.0	1,459.8
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	885.2	1,101.6
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.2	1,501.0
Three years later	736.2	803.1	921.7	1,064.4	1,250.7	1,670.1
Four years later	815.4	927.0	1,062.2	1,261.7	1,438.6
Five years later	896.9	1,007.7	1,178.3	1,336.5
Six years later	949.9	1,093.8	1,197.5
Seven years later	1,006.5	1,087.1
Eight years later	986.5
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.7	2,815.5	3,405.3	4,292.4
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,274.9	2,922.4	3,599.5
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,300.8	3,027.2
Four years later	1,396.2	1,541.1	1,677.3	1,989.1	2,333.7
Five years later	1,339.0	1,468.9	1,661.2	1,990.7
Six years later	1,284.5	1,452.9	1,645.9
Seven years later	1,260.1	1,446.1
Eight years later	1,263.3
Reinsurance recoverable re-estimated as of December 31, 2002	127.4	241.5	333.1	414.4	687.4	1,275.5	1,657.2	1,628.4
Gross reserves re-estimated as of December 31, 2002	1,390.7	1,687.6	1,979.0	2,405.1	3,021.1	4,302.7	5,256.7	5,920.8
Cumulative net redundancy/ (deficiency)	146.0	342.4	492.5	355.6	197.1	(186.4)	(265.7)	(126.9)

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002

	($ in millions)
Cumulative redundancy/ (deficiency) as a percentage of initial net reserves	10.4%	19.1%	23.0%	15.2%	7.8%	(6.6)%	(8.0)%	(3.0)%
Cumulative gross redundancy/ (deficiency)	78.2	203.8	266.3	231.3	(33.0)	(757.0)	(710.7)	(210.3)
Cumulative redundancy/(deficiency) as a percentage of gross reserves	5.3%	10.8%	11.9%	8.8%	(1.1)%	(21.3)%	(15.6)%	(3.7)%

     As a significant portion of our reserves relate to liabilities payable in currencies other than U.S. dollars, any fluctuations of the U.S. dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As seen from the table above, the net reserve position for 1998 developed favorably from $2,530.8 million as of December 31, 1998 to $2,333.7 million as of December 31, 2002, thereby reflecting a redundancy of $197.1 million. However, as seen from the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2002 would result in re-estimated reserves of $2,469.9 million, or a redundancy of $60.9 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2002 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

     The table above also shows that our net loss reserves have developed larger redundancies/(lower deficiencies) than our gross loss reserves. Changes in estimates of our net losses directly impact our reported results. Accordingly, our estimates of reinsurance recoveries on incurred losses and our collections of those recoveries from our retrocessionaires also directly impact our reported results. See “- Retrocessional Reinsurance” above for a discussion of the types of retrocessional reinsurance coverage that we purchase.

     At December 31, 2002 we recorded $1,459.8 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 41.0% of this amount relates to workers’ compensation business and 23.1% relates to recoverables in connection with the September 11th terrorist attacks.

     For calendar years 1994 through 1997 our re-estimated reinsurance recoverables increased compared to our original estimates. These increases are principally related to higher reinsurance recoveries on higher than expected gross losses on CENY Business which has been 100% retroceded to CIC and CSUS. See “Item 10. — Additional Information — C. Material Contracts — Acquisition of the Converium North America Business — CENY Arrangements.” For calendar years 1998 through 2000, the increase is substantially related to workers’ compensation business written by Converium Reinsurance (North America) Inc. that we retroceded to other parties and additionally is impacted by changes in currency exchange rates.

     The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,

	1994	1995	1996	1997	1998	1999	2000	2001	2002

	($ in millions)
Initial net reserves for losses and loss adjustment expense	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5
Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.8	2,907.9	3,457.4	4,268.1
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,412.6	3,035.5	3,602.4
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,463.0	3,118.1
Four years later	1,405.6	1,674.5	1,819.3	2,035.0	2,469.9
Five years later	1,382.7	1,612.4	1,799.4	2,023.7
Six years later	1,338.7	1,589.9	1,775.9
Seven years later	1,306.6	1,588.4
Eight years later	1,316.7
Cumulative redundancy/(deficiency)	92.6	200.1	362.5	322.6	60.9	(277.3)	(268.6)	(102.6)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	6.6%	11.2%	17.0%	13.7%	2.4%	(9.8)%	(8.1)%	(2.5)%

     As described below, the loss development triangles show net cumulative redundancies for 1994 through 1998 and net cumulative deficiencies for 1999 through 2002.

     In 2002 Converium recorded $148.5 million at the 2002 average exchange rate ($102.6 million at the 2001 exchange rate) of net adverse development. See - “Adequacy of Reserves”.

     In 2001, Converium Group strengthened reserves by $123.6 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of $112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. Converium Group recorded an additional $11.6 million of net adverse loss reserve development in the second half of 2001. For 2001, Converium North America recorded adverse development of $164.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Converium Cologne strengthened its asbestos and environmental reserves by $11.5 million and performed an in-depth analysis of its European and Middle East non-proportional motor book, which added an additional $20.0 million in reserves. Converium Cologne also recorded an additional $9.8 million of reserves for energy and property business in the Middle East. Partially offsetting the above, loss reserves at Converium Zurich developed positively by $81.7 million in 2001, reflecting positive development of $30.0 million in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

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

     The payment pattern of our loss and loss adjustment reserves varies from year to year. We estimate that the mean time to payment, on an undiscounted basis, of our loss provisions at December 31, 2002, was 4.1 years. We expect this average payout period to change as our mix of business changes.

Reconciliation of Beginning and Ending Loss and Loss Adjustment Expense Reserves

     The table below is a summary reconciliation of the beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance, for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000

	($ in millions)
As of January 1,
Gross reserves for losses and loss adjustment expenses	$5,710.5	$4,546.0	$3,545.7
Less reinsurance recoverable	1,545.0	1,212.2	704.9

Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8

Losses and loss adjustment expenses incurred:
Current year	2,186.8	2,039.5	1,454.6
Prior years	148.5	123.6	65.4

Total	2,335.3	2,163.1	1,520.0

Losses and loss adjustment expenses paid:
Current year	299.4	359.1	222.0
Prior years	1,095.5	885.2	850.6

Total	1,394.9	1,244.3	1,072.6

Foreign currency translation effects	255.6	(87.1)	45.6
As of December 31,
Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8
Reinsurance recoverable	1,459.8	1,545.0	1,212.2

Gross reserves for losses and loss adjustment expenses	$6,821.3	$5,710.5	$4,546.0

Reserves for Accident Years 1994 and Prior

     As of December 31, 2002, net reserves for losses and loss adjustment expenses included approximately $201.2 million of reserves related to losses from accident years 1994 and prior.

Reserves for Asbestos and Environmental Losses

     We have exposure to liabilities for asbestos and environmental impairment, from our assumed reinsurance contracts, primarily arising from business written by Converium Cologne. Our asbestos and environmental exposure primarily originates from U.S. business written through the London Market and from treaties directly written with reinsurers in the United States. We cancelled our relevant London Market reinsurance contracts in 1966 and 1967. At the time, we reduced our participation in asbestos and environmental-exposed U.S. treaties, with the eventual result that Converium Cologne ceased property and liability underwriting in the United States in 1990. The A&E reserves are roughly 50% for asbestos and 50% for environmental. Due to uncertainties as to the definitions and to incomplete reporting from clients, exact separation of asbestos and environmental exposures cannot be reached. We believe that Converium North America’s exposure to asbestos-related and environmental pollution claims is limited due to the diminutive amount of business written prior to 1987 and the protection provided by the continuing reinsurance protections described below under “Item 10. — Additional Information — C. Material Contracts.” In addition, Converium Zurich’s exposure is also minimal because, under the terms of the Quota Share Retrocession Agreement, Converium Zurich will only reinsure business written with an inception or renewal date on or after January 1, 1987. In 1986, our contract wording was revised, consistent with a general industry change, such that asbestos and environmental claims were generally excluded.

     As of December 31, 2002, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for U.S.-originated asbestos and environmental losses are approximately $44.6 million or 0.8% of our total net reserves for losses and loss adjustment expenses. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.

     We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years, is approximately 13.5 and 13.8 years as of December 31, 2002 and 2001, respectively. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments. We currently have no retrocessional protection for our U.S.-originated asbestos and environmental exposure, other than the arrangements with Zurich Financial Services provided by the stop-loss agreement described above and the other arrangements described below under “Item 10. — Additional Information — C. Material Contracts.”

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

Loss Reserve Development for the United States

     Consolidated loss development data for Converium is not available on a consistent accounting basis prior to December 31, 1994. Accordingly, we have provided a consolidated loss development table commencing with information as of December 31, 1994. In order to provide information regarding outstanding reserves relating to 1994 and prior years, we have provided a ten-year loss development table for business written by Converium North America. This business represents 34.0 % of our outstanding net reserves as of December 31, 2002 related to 1994 and prior years. The remaining 66.0 % represents business written by Converium Zurich and Converium Cologne. We have not provided ten-year loss development tables for either Converium Zurich, a former division of ZIC, or Converium Cologne, as none of this data is available on a consistent accounting basis prior to December 31, 1994. See “- Loss and Loss Adjustment Expense Reserves — Loss Reserve Development.”

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

	As of December 31,

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

	($ in millions)
Gross reserves for loss and loss adjustment expenses	$323.7	$463.5	$721.9	$882.9	$1,244.2	$1,473.9	$1,825.7	$2,581.7	$2,845.7	$2,890.0
Reinsurance recoverable	24.2	19.5	75.1	85.2	263.9	369.7	604.8	1,134.4	1,136.3	942.9
Initial net reserves for losses and loss adjustment expenses	299.5	444.0	646.8	797.7	980.3	1,104.2	1,220.9	1,447.3	1,709.4	1,947.1
Cumulative paid as of:
One year later	100.8	94.3	157.0	179.6	206.3	287.4	346.9	395.1	517.4
Two years later	149.4	183.6	270.0	315.9	396.5	510.7	628.5	726.8
Three years later	198.7	252.3	351.0	437.2	552.3	696.0	837.2
Four years later	233.2	296.9	417.1	531.2	655.9	817.2
Five years later	266.1	334.2	461.8	577.6	725.5
Six years later	273.4	357.2	485.3	615.5
Seven years later	283.3	367.0	505.2
Eight years later	288.4	376.6
Nine years later	292.6
Net reserves re-estimated as of:
One year later	312.0	444.6	639.4	816.1	982.0	1,117.5	1,301.9	1,611.7	1,846.6
Two years later	323.2	446.9	651.3	823.0	971.0	1,174.9	1,449.3	1,758.3
Three years later	324.3	453.6	656.7	810.2	985.8	1,225.9	1,555.1
Four years later	328.7	462.8	653.7	824.4	997.1	1,261.1
Five years later	333.2	458.9	635.0	805.7	997.3
Six years later	334.8	445.0	617.2	789.0
Seven years later	325.6	430.8	602.5
Eight years later	314.3	424.7
Nine years later	310.1
Reinsurance recoverable re-estimated as of December 31, 2002	30.9	28.3	115.5	200.3	322.2	506.8	970.2	1,421.0	1,219.8
Gross reserves re-estimated as of December 31, 2002	341.0	453.1	718.0	989.3	1,319.5	1,767.9	2,525.3	3,179.3	3,066.4
Cumulative net redundancy/(deficiency)	(10.6)	19.3	44.3	8.7	(17.0)	(156.9)	(334.2)	(311.0)	(137.2)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	(3.5)%	4.3%	6.8%	1.1%	(1.7)%	(14.2)%	(27.4)%	(21.5)%	(8.0)%
Cumulative gross redundancy/(deficiency)	(17.3)	10.4	3.9	(106.4)	(75.3)	(294.0)	(699.6)	(597.6)	(220.7)
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	(5.3)%	2.2%	0.5%	(12.1)%	(6.1)%	(19.9)%	(38.3)%	(23.1)%	(7.8)%

     The loss development triangles show net loss reserve deficiencies of greater than 8% for 1998 through 2001 as compared to the original net loss reserve established. This adverse development is primarily related to loss reserve increases of $164.0 million and $ 137.2 million recorded in calendar years 2001 and 2002, respectively.

     These additional provisions are the result of the continued emergence of increased reported losses versus expected losses related to prior years. As a result of actuarial work performed at Converium North America through the third quarter of 2002, management concluded that ultimate losses would most likely be higher in the range of possible outcomes than previously estimated. During 2002, Converium North America engaged in an in-depth actuarial reserve analysis of certain lines of business, which resulted in an increase of $137.2 million in provisions for losses, primarily related to underwriting years 1997 through 2000, in the commercial umbrella, miscellaneous casualty, medical errors and omissions liability, and motor liability lines of business.

     The 2001 calendar year development was comprised principally of $112.0 million of prior year strengthening connected to the actuarial review conducted at December 31, 2000 and $52.0 million principally comprised of unexpected claims on two liability treaties from two companies that were declared insolvent.

     During calendar year 2002 gross loss reserves for 1998 through 2000 developed by $88.0 million more than the net loss reserves developed. This development relates primarily to workers’ compensation business assumed by Converium Reinsurance (North America) Inc. which is almost entirely retroceded to other parties.

     The development in 1996 through 1997 in calendar years prior to 2002 relates to the CENY portfolio of business that was written on the Converium Reinsurance (North America) Inc.’s balance sheet and was subsequently 100% retroceded to other Centre balance sheets. Accordingly the significant increases in our re-estimated reinsurance recoverables in these years is attributable to the increased workers compensation and CENY losses retroceded to our reinsurers.

Investments

     Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital (losses) gains accounted for 7.1% of our revenues for the year ended December 31, 2002, 8.4% of our revenues for the year ended December 31, 2001 and 12.1% of our revenues for the year ended December 31, 2000. As of December 31, 2002, the carrying value of our investment portfolio was $6.1 billion.

     Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated duration of the reinsurance liabilities they support.

     Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issue or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

     Our investment practices are governed by guidelines established and approved by our Board of Directors. Although these guidelines stress diversification of risks, conservation of principal and liquidity, these investments are subject to market-wide risks and fluctuations, as well as risks inherent in particular securities.

     At December 31, 2001, predominantly, all of our investments were managed by affiliates of Zurich Financial Services. In the second quarter of 2002, Zurich Financial Services sold certain of its investment management businesses, including Zurich Scudder Investments, Inc., which managed a portion of our investment assets, to Deutsche Bank AG. This transaction did not have a material impact on our investment results. In the second half of 2002, we began to transition our asset managers from Deutsche Bank AG to new third party managers. We have entered into investment management agreements with these managers on what we believe to be market terms. Under these investment management agreements, our portfolio of investment securities is managed in return for a fee based on the average total market value of the assets under management. We monitor the performance of, and fees paid to, these investment managers on a regular basis.

     At December 31, 2002, total invested assets were $6.1 billion compared to $4.9 billion as of December 31, 2001, an increase of $1.2 billion, or 24.4%. This increase is mainly due to strong operating cash flow and proceeds from our guaranteed subordinated notes, offset by net realized and unrealized losses on the investment portfolio during 2002.

     The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Fixed income securities	$3,443.1	56.3%	$2,331.4	47.4%	$2,236.2	51.4%
Equity securities	530.8	8.7	701.4	14.3	611.0	14.1
Funds Withheld Asset/ Zurich Financing Agreement	1,648.1	27.0	1,598.5	32.5	1,335.2	30.7
Short-term investments	318.0	5.2	89.5	1.8	115.1	2.6
Other	177.3	2.8	195.1	4.0	52.2	1.2

Total investments	$6,117.3	100.0%	$4,915.9	100.0%	$4,349.7	100.0%

     The table below presents the investment portfolios of our operating segments based on carrying value as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Non-Life Reinsurance
Converium Zurich	$3,388.5	55.4%	$2,273.2	46.2%	$1,458.3	32.0%
Converium North America	2,239.4	36.6	2,387.4	48.6	2,304.8	54.2
Converium Cologne	540.0	8.9	510.7	10.4	542.0	12.8
Converium Life	99.4	1.6	40.8	0.8	44.6	1.0
Eliminations	(150.0)	(2.5)	(296.2)	(6.0)	—	—

Total	$6,117.3	100.0%	$4,915.9	100.0%	$4,349.7	100.0%

     The eliminations line item above represents internal notes issued in 2001 between Converium Zurich and Converium North America, which are eliminated on a consolidated basis.

Fixed Maturities

     As of December 31, 2002, our fixed maturities portfolio, excluding the Funds Withheld Asset, had a carrying value of $3.4 billion and represented 56.3 % of our total investment portfolio, excluding the Funds Withheld Asset, or 83.2 % including the Funds Withheld Asset. This represents an increase in carrying value of $1.1 billion, or 47.7%, from December 31, 2001 excluding the Funds Withheld Asset. This increase was mainly due to the reinvestment of 2002 cash flows from operations and currency translation adjustments.

     Our fixed income investments are managed by external investment managers, and their performance is measured against benchmarks. We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

     The table below presents our fixed income securities portfolio, excluding the Funds Withheld Asset, based on carrying value by segment as of December 31, 2002, 2001 and 2000.

	As of December 31,

	2002		2001		2000

	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total

Non-Life Reinsurance
Converium Zurich	$900.6	26.1%	$67.2	2.9%	$41.8	1.9%
Converium North	1,999.3	58.1	1,930.6	82.8	1,817.3	81.2
America Converium Cologne	443.8	12.9	292.8	12.6	348.4	15.6
Converium Life	99.4	2.9	40.8	1.7	28.7	1.3

Total	$3,443.1	100.0%	$2,331.4	100.0%	$2,236.2	100.0%

     The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity as of December 31, 2002.

	As of
	December 31,
	2002

	$	% of
	millions	Total

Due less than one year	$15.7	0.5%
Due after one year through five years	1,409.4	40.9
Due after five years through 10 years	803.5	23.3
Due after 10 years	387.5	11.3

Subtotal	2,616.1	76.0
Mortgage and asset backed securities	827.0	24.0

Total	$3,443.1	100.0%

     Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2002, approximately 97.0 % of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 82.0 % was invested in AAA/Aaa-rated securities.

     The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the higher of these ratings for any security where there is a split rating.

	As of
	December 31,
	2002

	$	% of
	millions	Total

AAA/Aaa	$2,835.2	82.3%
AA/Aa2	346.9	10.1
A/A2	156.9	4.6
BBB/Baa2	—	—
BB	10.0	0.3
Not rated (1)	94.1	2.7

Total	$3,443.1	100.0%

(1)	primarily investments in unrated funds whose underlying securities are rated A or better

     Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2002, no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities.

Equity Securities

     As of December 31, 2002, our equity securities portfolio had a carrying value of $530.8 million. This represents a decrease in carrying value of $170.6 million, or 24.3%, from December 31, 2001. The decrease was primarily due to realized losses and market value declines in 2002. As of December 31, 2002, equity securities comprised 8.7% of our investment portfolio.

     Substantially all of our equity portfolio consists of listed securities, held directly or through funds. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

     Our exposure to private equity fund investments as of December 31, 2002 was approximately $70.5 million. This figure represents the sum of the fair market value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately $10.6 million.

     At December 31, 2002 and 2001, gross unrealized gains on our equity portfolio were $2.6 million and $47.2 million and gross unrealized losses were $56.2 million and $25.1 million respectively. With the recent realignment in our investment portfolio, the unrealized losses at December 31,2002 predominantly arise from securities acquired during 2002. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

     Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

     Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2002, excluding our investments in funds and our shares in PSP Swiss Property AG, an indirect real estate investment with a market value of $75.0 million as of December 31, 2002, no single equity security represented more than 10% of our equity securities portfolio

Funds Withheld Asset

     The transfer of Converium Zurich’s business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2002, the Funds Withheld Asset was $1,648.1 million. The increase of $49.6 million over 2001 was substantially due to additional premium received in the first half of 2002 and changes in foreign exchange rates, offset by paid claims.

     The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich Insurance Bermuda (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

     Under the Quota Share Retrocession Agreement, the interest payable to Converium AG on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. During 2002, the weighted average interest rate based on the currency mix on the Funds Withheld Asset was 5.3% and at December 31, 2002, the weighted average interest rate was 5.3%.

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

Short-Term Investments

     Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2002, we had short-term investments with a carrying value of $318.0 million, representing 5.2% of our total investment portfolio. Short-term investments at December 31, 2002 include $193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003. As of December 31, 2002, none of our short-term investments portfolio is restricted as to its use.

Real Estate and Other Investments

     In late 2001, Converium acquired certain residential and commercial rental properties from subsidiaries of Zurich Financial Services. As of December 31, 2002, we had $167.9 million of investments in real estate, most of which were located in Switzerland, and our real estate portfolio represented 2.7% of our total investment portfolio. In addition to these properties, Converium owns a 9.1% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of $75.0 million as of December 31, 2002.

Reinsurance Assets

     Retrocessional reinsurance arrangements generally do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2002, Converium Group holds $687.8 million in collateral as security under related retrocessional agreements in the form of funds held, securities and/or letters of credit. Converium Group is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

     As of December 31, 2002, we had reinsurance recoverables from retrocessionaires of approximately $1.6 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances. Recoverables from subsidiaries of Zurich

Financial Services total 24.1% of equity at December 31, 2002. Recoverables from one other third-party retrocessionaires were 12.9% of equity at December 31, 2002. Recoverables from retrocessionaires relating to contracts in arbitration were 9.5% of equity at December 31, 2002. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2002. Allowances of $17.4 million and $9.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2002 and 2001, respectively.

Capital Expenditures

     In the three years ending December 31, 2002, we invested a total of $76.0 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our global intellectual informational technology platforms.

Ratings

     Standard & Poor’s has rated Converium “A” (Strong) and A.M. Best has rated Converium “A” (Excellent). In December 2002, Standard & Poor’s lowered its rating on Converium Group to A with a stable outlook from A+. We do not believe that this downgrade will have a material effect on our ability to operate.

     Standard & Poor’s “A” range (“A+”, “A” and “A-”) is the second highest of three ratings ranges within what Standard & Poor’s considers the “secure” category. An insurer rated “A” is believed by Standard & Poor’s to have strong financial security characteristics, but to be somewhat more likely to be affected by business conditions than are insurers with higher ratings. A plus (+) or minus (-) shows relative standing in a rating category.

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

     Our Standard & Poor’s and A.M. Best ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these claims-paying ratings should not be relied on with respect to making an investment in our securities. Standard & Poor’s and A.M. Best review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

     On December 23, 2002, Converium Finance S.A. issued $200.0 million of 30-year subordinated notes. Converium Holding AG and Converium AG, jointly and severally, guaranteed, on a subordinated basis, payments on the notes. The guaranteed subordinated notes due 2032 are listed on the New York Stock Exchange under the ticker symbol CHF. The notes are callable from 2007. The securities were rated Baa1/BBB+ by Moody’s and Standard & Poor’s and carry a 8.25% coupon, payable quarterly.

Regulation

General

     The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers in most countries. In Switzerland and Germany, we operate under relatively less intensive regulatory regimes. Historically, neither Swiss nor German regulations have materially restricted our business. However, in the United States licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, our U.S. subsidiaries are subject to extensive regulation under state statutes, which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

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

Switzerland

     Converium AG has received an operating license from the Swiss Federal Ministry of Justice and Police (Eidgenoessisches Justiz-und Polizeidepartement) (the “Swiss Ministry of Justice and Police”). Converium AG is subject to continued supervision by the Federal Office for Private Insurance (Bundesamt für Privatversicherungswesen) (the “FOPI”), an administrative unit of the Swiss Ministry of Justice and Police, pursuant to the Swiss Insurance Supervisory Act of June 23, 1978, as amended (Versicherungsaufsichtsgesetz). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Justice and Police is not explicitly designated by law.

     Unlike insurance business, which is strictly regulated in Switzerland, regulation of reinsurance business is less intensive and most of the technical rules for direct insurers are not applicable to the reinsurance business. The supervision exercised by the FOPI is mainly indirect through the supervision of direct insurance companies and the reinsurance arrangements which they have established. Reinsurance companies from other countries which conduct only reinsurance business in Switzerland from their foreign domicile are exempt from supervision by the FOPI. Based upon a decree of the Federal Council of November 30, 2001, a commission has been constituted to consider a revision of the overall framework of the Swiss banking and insurance supervision. The full report by the commission is expected to be released this summer. The proposal will include the formation of a uniform financial services authority which will comprise the supervision on banks (currently by the Federal Banking Commission) and insurance (currently by the FOPI). In addition, a revision of the Versicherungsaufsichtsgesetzt is being considered by a commission of experts, who are expected to report back to the Federal Council at a later stage.

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

     State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners, or the NAIC. The Connecticut Department of Insurance last completed a financial examination of Converium Reinsurance (North America) Inc. for the four-year period ending December 31, 1997 and is now beginning a financial examination for the five year period ending December 31, 2002. The New Jersey Department of Banking and Insurance last completed a financial examination of Converium Insurance (North America) Inc. for the five-year period ending December 31, 2000. In each completed examination, the state insurance department found no material deficiencies.

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

U.S. Reinsurance Regulation of our Non-U.S. Reinsurance Subsidiaries

     Converium AG and Converium Germany, our non-U.S. reinsurance subsidiaries, also assume reinsurance from primary U.S. insurers. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-U.S. reinsurers must satisfy reinsurance requirements. Non-U.S. reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s U.S. reinsurance liabilities covered by the trust plus an additional $20 million. In addition, unlicensed and unaccredited reinsurers may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.

NAIC Ratios

     The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, “FAST”, are also used for monitoring. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges.” If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having two IRIS loss reserve tests fall outside of the specified parameters, Converium Reinsurance (North America) Inc. has been required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss adjustment expense reserves at December 31, 2002. Neither our U.S. insurance nor our reinsurance subsidiary are currently subject to any other increased regulatory scrutiny based on these ratios.

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

     The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2002, the Total Adjusted Capital of each of our U.S. reinsurance subsidiary and our U.S. insurance subsidiary exceeded amounts requiring company or regulatory action at any of the four levels.

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

     Losses caused by the September 11th terrorist attacks, loss reserve deficiencies, or prior investment results may result in the insolvency of certain U.S. insurance companies, increasing the possibility that we will be assessed by state insurance guaranty associations.

Terrorism Legislation

     On November 26, 2002, President George W. Bush signed into law the Terrorism Risk Insurance Act of 2002 (TRIA). This legislation establishes a program under which the Federal government will share the risk of loss arising from future terrorist attacks with the insurance industry. The law does not apply to reinsurers, and the federal government does not share in the risk of loss emanating from future terrorist attacks with the reinsurance industry. Each reinsurer is free to make its own contractual arrangements with its ceding partners, as it deems appropriate.

     Regarding our ceding companies, TRIA offers a three-year program, imposes a deductible that must be satisfied before federal assistance is triggered and contains a coinsurance feature. The deductible is based on a percentage of direct earned premiums for commercial insurance lines from the previous calendar year. It rises from 1% during the transition period, running from the date of enactment to December 31, 2002, to 7% during year one of the program (2003), 10% during year two, and 15% in year three. The federal program covers 90% of losses in excess of the applicable deductible, while the insurance company retains the remaining 10%. The program imposes an annual of cap of $100 billion on covered losses. Participation in the program for insurers providing commercial property and casualty insurance is mandatory. While TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events during the next three years, any company’s results of operations or equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, targets, severity or frequency of such potential events.

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

     In October 2002, the European Commission released a draft Proposal for a Directive of the European Parliament and of the Council concerning reinsurance and retrocession. The draft proposal provides for certain protections, freedoms of action and other benefits for reinsurance companies established within the EU when engaging in business in other EU member states. As we are established in Switzerland, if this Directive is eventually adopted, Converium AG, which conducts substantial business in the EU, would not be entitled to these same benefits within the EU as other reinsurers which have been established there. The same, of course, would be true with respect to our Bermuda Branch.

C. ORGANIZATIONAL STRUCTURE

     We are a multinational group of companies with insurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Finance S.A., Converium Rückversicherung (Deutschland) AG and Converium Holdings (North America) Inc., which holds our subsidiaries Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc.. Converium owns, directly or indirectly, 100% of all of our operating companies. In January 2003, Converium purchased the remaining 1.37% interest in Converium Rückversicherung (Deutschland) AG which increased its interest to 100.0%.

     The following chart summarizes our corporate structure.

HVAG Hamburg Verischerungs-Aktiengesellschaft Hamburg/Germany, which was 50.001% owned by Converium Rückversicherung (Deutschland) AG was sold in January 2003.

(1)	Final regulatory approval of 25% shareholding obtained in March 2003.

(2)	Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements including the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described or implied by these forward-looking statements. You should read the information under “Risk Factors” on page 6 of this annual report for information about material risks and uncertainties that affect our business and “Cautionary Note Regarding Forward-Looking Statements” on page 3 for information about our presentation of forward-looking information.

Overview

     Converium Holding AG and subsidiaries (“Converium Group” or “Converium”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance, including quota share, surplus coverage and financing contracts.

     Converium Group was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering (“IPO”), which date represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium Group was sold in January 2002.

     Subsequent to these Transactions, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. See “Item 10. - Additional Information — C. Material Contracts” and the notes to the consolidated financial statements.

     Based on calendar year 2001 third-party net premiums written, Converium ranks among the ten largest global professional reinsurers. Converium is rated “A” (Strong) with stable outlook by Standard & Poor’s Corporation and “A” (Excellent) by A.M. Best Company, Inc. Our Standard & Poor’s and A.M. Best ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these claims-paying ratings should not be relied on with respect to making an investment in our securities. Standard & Poor’s and A.M. Best review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

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

Formation Transactions and Consolidated Financial Statements

     We prepare our financial statements on a U.S. GAAP basis. For periods prior to December 11, 2001, we derived the financial information in this annual report from the historical financial statements of Zurich Financial Services. These statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. The Formation Transactions included the:

•	creation of Converium Holding AG, based in Zug, Switzerland, as a separate legal entity

•	reinsurance by Converium AG under the Quota Share Retrocession Agreement described below of substantially all of the third-party reinsurance business historically underwritten under the “Zurich Re” brand name by the Zurich Re Zurich business unit of Zurich Financial Services

•	establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement

•	transfer by Zurich Financial Services and its subsidiaries of cash and other assets and liabilities to Converium

     The assets transferred to us included:

•	approximately $70 million in shares in PSP Swiss Property Ltd., Zug, a company listed on the SWX Swiss Exchange

•	approximately $50 million in units of Zurich Invest Aktien Euroland, an investment fund quoted on the Frankfurt Stock Exchange. This investment was sold in 2002.

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium Zurich business

     The balance of the assets transferred to us consists of cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services.

     Our historical financial results reflect the effects of the intercompany financing agreement between Converium AG and an affiliate of Zurich Financial Services, which we refer to as the Zurich Financing Agreement. This agreement was established to help measure the profitability and cash flows of the reinsurance operations of Zurich Insurance Company, or ZIC, and historically accounted for substantially all of the investment returns of the Zurich Re Zurich business unit of Zurich Financial Services. As a consequence of the Formation Transactions, this agreement was cancelled, effective July 1, 2001.

     Accordingly, our financial statements may not necessarily reflect the results that Converium would have achieved on a stand-alone basis, mainly because of different investment results. See “— Investment Results” for a discussion of the impact on our investment results of the cancellation of the Zurich Financing Agreement, the establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement, and the related capital contribution to Converium AG by Zurich Financial Services and its subsidiaries.

     The following is a description of certain transactions that have been entered into by Converium and Zurich Financial Services and their respective subsidiaries to establish Converium as a stand-alone legal entity.

     Converium Zurich. Historically, Converium Zurich was not a separate legal entity and underwrote substantially all of its business pursuant to reinsurance policies issued by ZIC and Zurich International (Bermuda) Limited, or ZIB, both subsidiaries of Zurich Financial Services, and was operated as the Zurich Re Zurich business unit of Zurich Financial Services. These subsidiaries were retained by Zurich Financial Services. In June 2001, we incorporated Converium AG, based in Zurich, which is a wholly owned subsidiary of Converium Holding AG and is referred to as Converium AG. Since October 1, 2001, Converium Zurich has written its new and renewal business on the balance sheet of the new legal entity. The third-party reinsurance business written by ZIC and ZIB under the “Zurich Re” brand name with an inception date on or after January 1, 1987 was reinsured by Converium Zurich pursuant to the Quota Share Retrocession Agreement. See “Item 10. — Additional Information — C. Material Contracts — Acquisition of the Converium Zurich Business — Quota Share Retrocession Agreement” for a description of this agreement. This business is reflected in our financial statements as if it had been written by Converium Zurich from the date of inception of the business.

     The transfer of the Converium Zurich business was accomplished pursuant to the Quota Share Retrocession Agreement, on a funds withheld basis. This means that Converium Zurich assumed all the liabilities (except certain liabilities arising from the September 11th terrorist attacks), primarily consisting of loss and loss adjustment expense reserves plus unearned premium balances, relating to the business. ZIC and ZIB retained the assets which support this business, and Converium Zurich receives an investment return derived from these assets in the form of interest. In this annual report, we refer to the assets retained by ZIC and ZIB as the “Funds Withheld Asset.” See “— Investment Results” and “Item 4. — Information on the Company — B. Business Overview — Investments.” Under the Quota Share Retrocession Agreement, ZIC and ZIB remain the legal counter-parties for the original insureds and Converium Zurich reinsures ZIC and ZIB. Converium Zurich retains the profits and losses from this business.

     Converium Zurich has financial risks relating to the gross loss and loss adjustment expense reserves and related third-party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We manage all third-party retrocessions related to the reinsured business and bear the credit risk for uncollectible reinsurance balances (with the exception of reinsurance for September 11th events). Additionally, we have a right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third-party retrocessions for the benefit of the reinsurance policies covered under the agreement without the consent of Converium.

     Under the Quota Share Retrocession Agreement, the interest payable to Converium AG on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies as of July 1, 2001 and reflect the estimated duration of the underlying reinsurance liabilities as of that date. Interest on the Funds Withheld Asset is payable quarterly in the currencies of the assets held and the amount of interest payable will vary due to changes in the currency mix of the Funds Withheld Asset and changes in foreign exchange rates. Among other things, this structure is designed to reduce our exposure to foreign currency movements.

     Converium North America. In North America, our business is conducted through the legal entities Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., which are held through Converium Holdings (North America) Inc. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. were historically known as Zurich Reinsurance (North America), Inc., and ZC Insurance Company, respectively. Converium Holdings (North America) Inc. is a Delaware holding company established to own our North American reinsurance and insurance operations.

     Historically, a number of Zurich Financial Services business units wrote business not managed by us on the Converium Reinsurance (North America) Inc. balance sheet. These units included Zurich Financial Services’ internal reinsurance division, referred to as GRI, and the Centre Group of companies, referred to as Centre Group. As part of the Formation Transactions, the business underwritten by GRI and Centre Group has been either novated or retroceded to affiliates of Zurich Financial Services pursuant to certain reinsurance and novation agreements. See “Item 10. — Additional Information - C. Material Contracts” for a description of these agreements. Our financial statements reflect the business that remains the financial responsibility of Converium North America and exclude novated business from all periods presented. The business that was retroceded is reported as 100% ceded for all periods presented. Converium North America will only have financial responsibility for the retroceded business if these affiliates of Zurich Financial Services do not meet their reinsurance obligations. However, this risk is mitigated by the fact that we hold reinsurance deposits to collateralize the retroceded liabilities.

     Converium Cologne and Converium Life. Converium Cologne and Converium Life conduct their business through Converium Rückversicherung (Deutschland) AG, which we refer to as Converium Germany. Converium Germany was historically known as Zürich Rückversicherung (Köln) AG, or ZRK. Historically, Zurich Re Zurich, ZIC and GRI all wrote reinsurance business through policies issued by Converium Germany. As part of the Formation Transactions, business not managed by us but written on contracts issued by Converium Germany was novated, commuted or retroceded to affiliates of Zurich Financial Services or third parties. Our financial statements reflect the business that remains the financial responsibility of Converium Cologne and exclude novated and commuted business from all periods presented.

Critical Accounting Policies

     Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements in accordance with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in Converium’s financial and operating environment could influence the accounting estimates that support our financials statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

Non-Life Loss and Loss Adjustment Reserves

     We are required by applicable insurance laws and regulations, as well as U.S. GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, in conjunction with actuarial estimates and methodologies, which are commonly used in our industry, for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Premiums

     When we underwrite business, we receive premiums for assuming the risk. When our client is an insurance company, we classify this as assumed premiums written, and when our client is not an insurance company, we classify it as direct premiums written. When combined, assumed premiums and direct premiums are referred to as gross premiums. Should we choose to purchase reinsurance protection for the business that we underwrite, then the premiums paid to the retrocessionaire for the protection are recorded as ceded premiums written. The amount represented by gross premiums written less ceded premiums written is referred to as net premiums written. Net premiums written include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

     In a typical reporting period we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.

     Initially, we establish written premium estimates based on the expectations of the underwriters established at the outset of a contract, and based on information from ceding companies and our expectations of the total premiums. As premium information on reinsurance contracts typically emerges over several years, we have relied on the underwriter updates of premium estimates, together with subsequent updates, for a period of several years from inception of the contract. As part of our process to regularly review the efficiency and effectiveness of our estimation procedures, we plan, during 2003, to enhance our process for establishing written premium estimates, considering a variety of techniques, including regular analysis of the underwriters’ estimates and shortening the duration during which written premium estimates continue to be established.

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

Reinsurance Recoverables

     We cede reinsurance to retrocessionaires in the normal course of business. Under U.S. GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

     We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us under reinsurance contracts that management believes will not be collected. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to Converium. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

Foreign Currency Translation

     In view of our global scale and the fact that more of our business is transacted in US dollars than in any other currency, we report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, British pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

Invested Assets

     Converium’s fixed maturities and equity securities are classified as available-for-sale and are carried at fair value. Fair values are generally based upon quoted market prices, however when not available, they are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments. Unrealized gains or losses on investments carried at fair value are recorded in other comprehensive income, net of deferred income taxes.

     When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are decreases in the cost or amortized cost of the security that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Investment Results

     Investment results are an important part of our overall profitability. Our net investment income was $251.8 million for the year ended December 31, 2002, representing an increase of $23.1 million, or 10.1%, as compared to the same period for 2001.

     The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our net investment income yield was 4.3% for the year ended December 31, 2002 as compared to 4.7% and 4.0% for the same periods in 2001 and 2000, respectively. The decline in 2002 reflects lower interest rates worldwide relative to 2001. The lower yield in 2000 reflects returns on the Zurich Funds Withheld Asset/Zurich Financing Agreement described below. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). We paid fees in the amount of $6.1 million, $4.7 million, $6.7 million to our asset managers and custodians in 2002, 2001 and 2000, respectively.

     We had net realized capital losses for the year ended December 31, 2002 of $10.3 million, compared to net realized capital losses of $18.4 million in 2001 and gains of $83.7 million in 2000. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of $52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of $32.7 million and losses realized on the sale of WorldCom fixed income investments of $15.8 million. Converium Cologne recognized gains on the restructuring of its fixed income portfolio of $10.0 million, offset by losses on the restructuring of its equity portfolio of $15.5 million. The decrease of $102.1 million in 2001 reflected $82.5 million of impairment losses on our equity portfolio.

     We recorded $48.3 million of impairment charges on our equity portfolio for the year ended December 31, 2002, compared to $82.5 million for 2001 and $1.0 million for 2000. The decline in 2002 reflects the restructuring of our Converium North America and Converium Cologne portfolios, whereby certain unrealized losses were realized. Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

     The table below shows the impact, based on December 31, 2002 market value, of potential future impairments of securities where the decline in value has not yet exceeded 50%, as well as the additional potential exposure of our portfolio to 5% and 10% declines in the stock market.

	Loss in	Loss in	Total	Additional loss if	Additional loss if
($ in million)	0-3 Months	4-6 Months	Loss	Market declines 5%	Market declines 10%

Decline in value (%)
20-30%	$(6.1)	$(2.2)	$(8.3)	$(2.0)	$(5.5)
30-40%	(4.0)	(2.3)	(6.3)	1.3	0.2
40-50%	(1.6)	(0.9)	(2.5)	(3.2)	(4.5)

Total	$(11.7)	$(5.4)	$(17.1)	$(3.9)	$(9.8)

     Our net investment income increased $52.7 million, or 29.9% for 2001 as compared to 2000. The increase mostly resulted from Converium Zurich, primarily due to the Funds Withheld Asset/Zurich Financing Agreement. Prior to the Transactions, Converium Zurich did not have a separate investment portfolio, and its investments and cash flows were managed by Zurich Financial Services. In 2000, interest income was based on a formula designed to reflect a total return on a diverse investment portfolio weighted approximately 75% to bond indices and 25% to equity indices. Accordingly, during most of 2000, Converium Zurich’s investment income reflected the overall poor performance of the stock markets for its equity component and generally declining interest rates for its fixed income component. Beginning in 2001, Converium Zurich received a fixed interest return on the Funds Withheld Asset based on fixed interest rates tied to each of our major functional currencies and reflect the estimated duration of the underlying reinsurance liabilities. For 2002 and 2001, the weighted average interest rate earned based on the currency mix of the Funds Withheld Asset was 5.3 % and 5.4%, respectively. If we had obtained the 5.4% weighted average interest rate in 2000, our investment income in 2000 on a pre-tax basis would have been approximately $30 million higher.

     The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2002, 2001 and 2000. The average pre-tax yield is calculated by dividing total investment income for the period, net of investment expenses and realized capital gains (losses), by the average of the beginning and period end investment balances (including cash and cash equivalents).

	Net Investment Income and Net Realized Capital Gains (Losses)
	Year Ended December 31,

	2002			2001			2000

			Realized			Realized			Realized
		Pre-tax	gains		Pre-tax	gains		Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)	Income	yield	(losses)

	($ in millions, except for percentages)
Fixed maturity securities	$132.7	4.6%	$88.0	$130.0	5.7%	$45.9	$124.7	5.8%	$3.0
Equity securities	14.5	2.4	(101.2)	9.7	1.5	(64.6)	9.2	1.6	83.8
Funds Withheld Asset/ Zurich Financing Agreement	81.1	5.3	—	75.7	5.2	—	40.1	2.9	—
Short-term and other	35.4	4.5	2.9	18.1	3.6	0.3	8.7	3.3	(3.1)
Less investment expenses	(11.9)	—		(4.8)	—		(6.7)	—

Total	251.8	4.3		228.7	4.7		176.0	4.0

Net realized capital (losses) gains	(10.3)			(18.4)			83.7

Net investment income and net realized capital (losses) gains	$241.5	4.1		$210.3	4.3		$259.7	5.9

     The average pre-tax realized investment yields of our investment portfolio for the years ended December 31, 2002, 2001, and 2000 were 4.1%, 4.3%, and 5.9%, respectively. Our net investment income yield was 4.3% for the year ended December 31, 2002, as compared to 4.7% and 4.0% for the same periods in 2001 and 2000, respectively. The decline in 2002 reflects lower interest rates worldwide relative to 2001. The lower yield in 2000 reflects returns on the Funds Withheld Asset/Zurich Financing Agreement described below.

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

Restructuring Charge

     In connection with the Formation Transactions, Converium Group incurred $50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Formation Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium Group did not incur any restructuring costs during 2002 or 2000

Income Tax

     We are subject to local income tax requirements in the jurisdictions in which we operate. The income tax expense reflected in our financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income. In addition, the income tax we pay is based on local tax statements in which our reported income and expenses may differ from that reported in our financial statements.

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

Combined Results of Operations

     The table below presents summary income statement data for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	($ in millions)
Revenues:
Gross premiums written	$3,535.8	$2,881.2	$2,565.8
Net premiums written	$3,322.2	$2,482.6	$1,996.0
Net premiums earned	$3,165.5	$2,295.2	$1,861.5
Net investment income and net realized capital (losses) gains	241.5	210.3	259.7
Other (loss) income	(1.2)	(5.8)	29.3

Total revenues	3,405.8	2,499.7	2,150.5

Benefits, losses and expenses:
Losses and loss adjustment expenses and life benefits	(2,492.0)	(2,300.5)	(1,604.5)
Underwriting acquisition costs	(666.7)	(508.1)	(454.4)
Operating and administration expenses	(173.3)	(146.4)	(116.0)
Interest expense	(16.4)	(24.2)	(17.1)
Amortization of goodwill	—	(7.8)	(7.3)
Restructuring costs	—	(50.0)	—

	Year Ended December 31,

	2002	2001	2000

	($ in millions)
Total benefits, losses and expenses	(3,348.4)	(3,037.0)	(2,199.3)

Income (loss) before tax	57.4	(537.3)	(48.8)

Income tax benefit	49.4	169.9	19.5

Net income (loss)	$106.8	$(367.4)	$(29.3)

     The net income as presented in our historical financial statements is not necessarily representative of the net income and return on equity we would have achieved as a stand-alone legal entity, principally with respect to investment results. See “- Investment Results.”

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Converium Consolidated Net Income (Loss)

     Converium reported pre-tax operating income (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of $67.7 million for the year ended December 31, 2002, an improvement of $528.8 million as compared to the pre-tax operating loss of $461.1 million for 2001. The improvement in operating results was due to significant premium growth and an overall lower non-life combined ratio. Net income improved $474.2 million to $106.8 million for the year ended December 31, 2002.

     The table below shows the reconciliation between pre-tax operating income and pre-tax income.

Pre-Tax Operating Income
($ million)
	Year Ended December 31,

	2002	2001	2000

Income (loss) before taxes	$57.4	$(537.3)	$(48.8)
Pre-tax net realized capital losses (gains)	10.3	18.4	(83.7)
Amortization of goodwill	—	7.8	7.3
Restructuring costs	—	50.0	—

Pre-tax operating income	$67.7	$(461.1)	$(125.2)

     Our 2002 results were impacted by the recognition of a $148.5 million provision for net reserve development on prior years’ business, representing a movement of 3.6% of the net non-life reserves at December 31, 2001. Converium North America recorded reserve development of $137.2 million, and Converium Cologne recorded an additional $31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of $19.8 million in Converium Zurich. In addition, our results were also impacted by losses from the August 2002 European floods of $51.1 million (net of reinstatement premiums of $3.1 million), primarily from reinsurance contracts written in Germany, the Czech Republic, Austria and Italy.

     Our net investment income increased 10.1% to $251.8 million for the year ended December 31, 2002 as compared to the same period for 2001. Our net realized capital losses were less than 2001. We recorded $10.3 million of pre-tax net realized capital losses on our investment portfolio, which included $48.3 million of impairment charges on our equity portfolio, which compared to $18.4 million of pre-tax net realized capital losses, including $82.5 million of impairment charges in 2001.

     The above results were affected by a tax benefit of $49.4 million in 2002 compared to a benefit of $169.9 million in 2001. The tax benefit in 2002 is largely due to a one-time ruling regarding a tax loss carryforward and pre-tax losses in the United States and Germany. The tax benefit in 2001 is due to pre-tax losses. The components of net income (loss) are described below.

Converium Consolidated Premiums

     Gross premiums written for the year ended December 31, 2002 increased $654.6 million, or 22.7% compared to the same period for 2001. Net premiums written for 2002 increased $839.6 million, or 33.8% compared to 2001. The growth in net premiums written exceeded the growth in gross premiums written due to an increased retention rate in 2002 compared to 2001, and a ceded premiums charge in 2001 of $28.5 million related to coverage from Zurich Financial Services for the September 11th terrorist attacks. For the year ended December 31, 2002, we retained 94.0% of our gross premiums written, compared to 86.2% in 2001.

     The increases in non-life net premiums written predominately reflect the hardening market conditions in 2002. As described in the following discussion of results by business segment, Converium Zurich experienced the largest premium growth, with net premiums written increasing $485.5 million, or 41.0% over 2001. Converium North America grew by $295.5 million, or 32.9%, and Converium Cologne grew $32.0 million, or 12.4% in 2002 compared to 2001.

     Net premiums earned for the year ended December 31, 2002 increased $870.3 million, or 37.9% compared to 2001. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business of Converium Zurich.

Converium Consolidated Net Investment Income and Net Realized Capital Losses

     Investment results are an important part of our overall profitability. Our net investment income was $251.8 million for the year ended December 31, 2002, representing an increase of $23.1 million, or 10.1% as compared to the same period for 2001.

     The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our net investment income yield was 4.3% for the year ended December 31, 2002 as compared to 4.7% in 2001. The decline in 2002 reflects lower interest rates worldwide relative to 2001. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). We paid fees in the amount of $6.1 million and $4.7 million to our asset managers and custodians in 2002 and 2001, respectively.

     We had net realized capital losses for the year ended December 31, 2002 of $10.3 million, compared to net realized capital losses of $18.4 million in 2001. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of $52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of $32.7 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million. Converium Cologne recognized gains on the restructuring of its fixed income portfolio of $10.0 million, offset by losses on the restructuring of its equity portfolio of $15.5 million. The decrease of $102.1 million in 2001 reflected $82.5 million of impairment losses on our equity portfolio.

     We recorded $48.3 million of impairment charges on our equity portfolio for the year ended December 31, 2002, compared to $82.5 million for 2001. The decline in 2002 reflects the restructuring of our Converium North America and Converium Cologne portfolios, whereby certain unrealized losses were realized. Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

Converium Consolidated Other Loss

     Other loss for the years ended December 31, 2002 and 2001 was $1.2 million and $5.8 million, respectively. The other loss in 2002 represents write-offs of certain uncollectible reinsurance recoverables, offset by interest income on reinsurance deposits and interest relating to a dispute settlement. The other loss in 2001 is primarily due to interest expense on funds held under reinsurance contracts and losses from investments in private equity funds.

Converium Consolidated Losses and Loss Adjustment Expenses and Life Benefits

     Our losses and loss adjustment expenses and life benefits incurred increased $191.5 million, or 8.3% in 2002 as compared to 2001. The non-life loss and loss adjustment expense ratio was 77.8% in 2002, compared to 99.7% in 2001. Our reported losses and loss adjustment expenses and life benefits have been impacted by the following loss events: net reserve development, European floods, September 11th terrorist attacks, Enron Chapter 11 reorganization and variable annuity life losses.

     Reserve development: In 2002, Converium Group strengthened reserves by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge. During 2002, Converium North America engaged in an in-depth actuarial reserve analysis, which resulted in an increase of $137.2 million in provisions for losses, primarily related to accident years 1997 through 2000, including $70.3 million of additional provisions in the fourth quarter on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. Converium Cologne recorded $31.1 million of additional loss provisions related to prior years business. Partially offsetting this reserve strengthening, Converium Zurich recorded $19.8 million of positive reserve development in 2002. This resulted primarily from favorable development on prior year liability business and property excess of loss business from underwriting year 2001.

     In 2001, Converium Group strengthened reserves by $123.6 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of $112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. Converium Group recorded an additional $11.6 million of net adverse loss reserve development in the second half of 2001. For 2001, Converium North America recorded adverse development of $164.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Converium Cologne strengthened its asbestos and environmental reserves by $11.5 million and performed an in-depth analysis of its European and Middle East non-proportional motor book, which added an additional $20.0 million in reserves. Converium Cologne also recorded an additional $9.8 million of reserves for energy and property business in the Middle East. Partially offsetting the above, loss reserves at Converium Zurich developed positively by $81.7 million in 2001, reflecting positive development of $30.0 million in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

     Impact of Property Catastrophe Business: A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of $172.9 million and $148.1 million and a net technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $60.4 million and $29.8 million in 2002 and 2001, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us: the European floods in 2002 ($51.1 million) and the El Salvador earthquake in 2001 ($14.2 million).

     European floods: In August 2002, Germany, the Czech Republic, Austria and Italy experienced severe floods. Based on the information received from clients and from other market sources, we recorded gross losses of $54.2 million, respectively net losses of $51.1 million, nearly all of which came from our Converium Cologne segment. We have external reinsurance protection in excess of this amount. The loss estimate contains substantial IBNR estimates for contracts where no specific information has been received from clients.

     September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Germany with regard to losses arising out of the September 11th terrorist attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

     During 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services).

     Enron Chapter 11 reorganization: In December 2001, Enron Corporation announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization. We recorded $67.0 million in losses in 2001, representing our aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, from liability lines of business in the Converium Zurich and Converium North America operating segments.

     Asbestos and environmental exposures: As of December 31, 2002 and 2001, we had reserves for environmental impairment liability and asbestos-related claims of $44.6 million for both years. Our survival ratio (calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years) for asbestos and environmental reserves was 13.5 years at December 31, 2002, compared to 13.8 years at December 31, 2001.

     Variable Annuity Life: In 2002, following the ongoing downturn of the international equity markets, Converium Life reported losses of $28.1 million, including paid claims of $12.5 million and reserve strengthening of $15.6 million for a closed block of long-term business (variable annuity business) in order to align the reserves to the expected future life benefits. In 2001, Converium Life reported losses of $16.7 million for its variable annuity life book.

Converium Consolidated Underwriting Acquisition Costs

     Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased 31.2% in 2002 over 2001. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2002 and 2001 was 21.1% and 23.2%, respectively. The reduction in 2002 comes from the Converium Zurich and Converium North America segments.

Converium Consolidated Operating and Administration Expenses

     Operating and administration expenses increased 18.4% in 2002 over 2001. This increase primarily arose from increases in Converium Zurich due to additional headcount and related overhead costs, including information technology, needed to support business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted in 2002 by the decrease of the US dollar against the hardening European currencies. Various costs related to the initial public offering increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the non-life administration expense ratio declined to 5.3% in 2002, compared to 6.1% in 2001. This decline was due to strong premium growth.

     We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of $5.8 million and $3.5 million in 2002 and 2001, respectively, in connection with Converium Group’s stock option plans.

Converium Consolidated Interest Expense, Amortization of Goodwill and Restructuring Costs

     Our interest expense for the year ended December 31, 2002 was $16.4 million compared to $24.2 million in 2001. Interest expense on our Senior Notes was $14.2 million in each year. The increase in 2001 versus 2002 is principally due to an increase in short-term borrowings from Zurich Financial Services, which had a higher average amount outstanding during 2001.

     At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Amortization of goodwill in 2001 was $7.8 million. Restructuring costs were $50.0 million in 2001 and were incurred relating to our initial public offering and related transactions. No restructuring costs were incurred during 2002.

Converium Consolidated Income Tax Benefit

     Our income tax benefit was $49.4 million and $169.9 million for the years ended December 31, 2002 and 2001, respectively. Our effective tax rate for 2002 was a benefit of 86.1%, compared to an “expected” weighted average tax benefit rate of 24.9%. This rate was derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which we operate. Our 2002 taxes reflect a one-time benefit of $21.3 million as the result of a ruling received by Converium AG from the Swiss tax authorities regarding a tax loss carryforward. Other differences include the impact from currency translation adjustments and changes in tax rates. Our effective tax rate was 31.6% in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Consolidated Net Loss

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

	Year Ended December 31,

	2002	2001	2000

	($ in millions)
Converium Zurich	$225.9	$(178.7)	$10.8
Converium North America	(57.0)	(197.9)	(28.7)
Converium Cologne	(64.4)	(71.6)	(16.8)
Non-Life Eliminations	(11.3)	(1.0)	—

Converium Non-Life	93.2	(449.2)	(34.7)
Converium Life	(19.4)	(7.1)	10.3
Eliminations	—	1.0	—

Total segment income (loss)	73.8	(455.3)	(24.4)
Interest expense on debt	(16.4)	(24.2)	(17.1)
Amortization of goodwill	—	(7.8)	(7.3)
Restructuring costs	—	(50.0)	—
Income tax benefit	49.4	169.9	19.5

Net income (loss)	$106.8	$(367.4)	$(29.3)

Non-Life

     The table below presents information regarding results of operations of our Non-Life business for the years ended December 31, 2002, 2001 and 2000. This information is further discussed on a segment basis below.

	Year Ended December 31,

	2002	2001	2000

		($ in millions)
Revenues:
Gross premiums written	$3,338.9	$2,718.2	$2,445.3

Net premiums written	$3,154.2	$2,341.2	$1,881.6

Net premiums earned	$3,001.1	$2,170.1	$1,755.5
Net investment income and net realized capital (losses) gains	233.7	207.9	254.0
Other (loss) income	(8.0)	(20.0)	7.7

Total revenues	3,226.8	2,358.0	2,017.2

Benefits, losses and expenses:
Losses and loss adjustment expenses	(2,335.3)	(2,163.1)	(1,520.0)
Underwriting acquisition costs	(632.1)	(502.4)	(419.9)
Operating and administration expenses	(166.2)	(141.7)	(112.0)

Total losses and expenses	(3,133.6)	(2,807.2)	(2,051.9)

Segment income (loss)	$93.2	$(449.2)	$(34.7)

Ratios:
Loss ratio	77.8%	99.7%	86.6%
Underwriting expense ratio	21.1%	23.2%	23.9%
Administration expense ratio	5.3%	6.1%	6.0%
Combined ratio	104.2%	129.0%	116.5%
Adjusted combined ratio (1)	99.3%	108.8%	112.8%

(1)	The adjusted non-life combined ratio is calculated excluding prior years’ reserve development and September 11th terrorist attacks. See “Item 3. – Key Information – A. Selected Financial and Other Data” – Refer to footnote 3 for the details of the adjustments relating to the adjusted combined ratio.

Converium Zurich

     The table below presents information regarding the results of operations of our Converium Zurich segment for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

		($ in millions)
Revenues:
Gross premiums written	$1,802.2	$1,440.3	$1,020.0

Net premiums written	$1,670.5	$1,185.0	$818.3

Net premiums earned	$1,571.3	$1,012.4	$715.9
Net investment income and net realized capital (losses) gains	112.0	89.3	47.0
Other income	3.5	3.2	12.0

Total revenues	1,686.8	1,104.9	774.9

Benefits, losses and expenses:
Losses and loss adjustment expenses	(1,098.9)	(1,026.9)	(569.2)
Underwriting acquisition costs	(282.0)	(202.1)	(150.2)
Operating and administration expenses	(80.0)	(54.6)	(44.7)

Total losses and expenses	(1,460.9)	(1,283.6)	(764.1)

Segment income (loss)	$225.9	$(178.7)	$10.8

Ratios:
Loss ratio	69.9%	101.4%	79.5%
Underwriting expense ratio	17.9%	20.0%	21.0%
Administration expense ratio	4.8%	4.6%	5.5%
Combined ratio	92.6%	126.0%	106.0%
Adjusted combined ratio (1)	93.9%	113.0%	111.7%

(1)	The adjusted non-life combined ratio is calculated excluding prior years’ reserve development and September 11th terrorist attacks.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Converium Zurich Segment Income (Loss)

     Converium Zurich reported a segment income of $225.9 million in 2002 compared to a segment loss of $178.7 million in 2001. The improvement of $404.6 million in 2002 was primarily attributable to a large increase in net premiums earned, and a reduction of the loss ratio from 101.4% in 2001 to 69.9% in 2002. The increase in losses in 2001 was primarily attributable to the September 11th terrorist attacks that contributed $210.0 million of losses as well as $27.7 million related to the Enron reorganization, offset by positive reserve development of $81.7 million.

Converium Zurich Premiums

     In 2002, gross premiums written increased $361.9 million, or 25.1%, net premiums written increased $485.5 million, or 41.0%, and net premiums earned increased $558.9 million, or 55.2%. The growth was spread across most lines of business and regions and primarily resulted from increased rates and increasing our share of clients’ business upon renewing existing business or writing new business. During 2002, Converium Zurich’s largest growth regions included:

•	the United Kingdom (net premiums written in 2002 increased 50.7% to $901.2 million),

•	North America (net premiums written in 2002 increased 61.9% to $197.4 million),

•	Latin America (net premiums written in 2002 increased 29.2% to $156.6 million),

•	the Far East/Pacific Rim (net premiums written in 2002 increased 26.3% to $147.8 million), and

•	France (net premiums written in 2002 increased 87.2% to $78.4 million).

     The largest growth lines included such specialty lines as:

•	liability (net premiums written in 2002 increased 68.3% to $381.4 million),

•	aviation and space (net premiums written in 2002 increased 104.5% to $370.2 million), and

•	credit and surety (net premiums written in 2002 increased 27.8% to $145.8 million).

Converium Zurich Net Investment Income and Net Realized Capital (Losses) Gains

     Converium Zurich’s net investment income and net realized capital losses of $112.0 million for the year ended December 31, 2002 were higher by $22.7 million, or 25.4%, compared to net investment income and net realized capital gains of $89.3 million for the year ended December 31, 2001. This increase was due to increased net investment income of $39.1 million partially offset by increased realized capital losses of $16.4 million. Net investment income increased due to a larger invested asset base, generated by the investment of the capital contribution received in late 2001, plus strong operating cash flows.

     Converium Zurich’s net investment result for the year ended December 31, 2002 included realized capital gains of $20.1 million and realized capital losses of $11.8 million, resulting in net realized capital gains of $8.3 million. Based on our impairment policy, Converium Zurich’s net investment result for the year ended December 31, 2002 also included an impairment charge of $22.2 million on our equity securities.

     A significant portion of Converium Zurich’s investment earnings is derived from the Funds Withheld Asset. Under the Quota

Share Retrocession Agreement with Zurich Financial Services, the interest payable on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. The weighted average interest rate for 2002 was 5.3%, which was calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset and reflects the estimated duration of the underlying reinsurance liabilities.

Converium Zurich Other Income

     Converium Zurich’s other income of $3.5 million for the year ended December 31, 2002 was higher by $0.3 million, or 9.4%, compared to other income of $3.2 million for the year ended December 31, 2001. Converium Zurich’s other income consisted of:

•	Net technical and non-technical expenses of $2.7 million,

•	Realized foreign currency gains on our functional and non-functional currencies of $1.3 million, and

•	Unrealized foreign currency gains on our non-functional currencies of $4.9 million.

Converium Zurich Losses and Loss Adjustment Expenses

     Converium Zurich’s losses and loss adjustment expenses of $1,098.9 million for the year ended December 31, 2002 were higher by $72.0 million, or 7.0%, compared to losses and loss adjustment expenses of $1,026.9 million for the year ended December 31, 2001. Converium Zurich’s net losses and loss adjustment expenses for the year ended December 31, 2001 included $210.0 million arising out of the September 11th terrorist attacks. In addition, Converium Zurich’s losses and loss adjustment expenses for the year ended December 31, 2001 included $27.7 million arising out of the Enron reorganization. These exposures resulted principally from the credit and surety lines of business.

     Net losses and loss adjustment expenses in 2002 included positive reserve developments of $19.8 million, primarily comprised of $14.0 million from liability business written in prior years and $5.8 million from property excess of loss business from underwriting year 2001. In 2001, loss reserves at Converium Zurich developed positively by $81.7 million, reflecting positive development of $30.0 million in aviation and space, primarily on non-proportional treaty business for underwriting years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

     Excluding the positive reserve development in 2002 and 2001 and the September 11th terrorist attacks in 2001, the losses and loss adjustment expenses would have been $1,118.7 million and $898.6 million for the years ended December 31, 2002 and 2001, respectively. Therefore, the adjusted losses and loss adjustment expenses for the year ended December 31, 2002 would have been higher by $220.1 million, or 24.5%. This increase in losses and loss adjustment expenses is significantly lower than the increase in net premiums earned of 55.2%, which is a reflection of the increased premiums, which were written at more favorable terms during the major renewal cycles in 2002, compared to the same periods in 2001.

     Converium Zurich’s loss ratio, as a percentage of net premiums earned, of 69.9% for the year ended December 31, 2002 was lower by 31.5 points compared to the loss ratio of 101.4% for the year ended December 31, 2001.The loss ratio in 2002 included 1.3 points related to the positive reserve developments. The loss ratio in 2001 included 20.7 points related to September 11th terrorist attacks and 8.0 points related to the positive reserve development. Excluding the positive reserve development in 2002 and 2001 and excluding the September 11th terrorist attacks in 2001, the loss ratio would have been 71.2% and 88.4% for the years ended December 31, 2002 and 2001, respectively.

Converium Zurich Underwriting Acquisition Costs

     Converium Zurich’s underwriting acquisition costs of $282.0 million for the year ended December 31, 2002 were higher by $79.9 million, or 39.5%, compared to underwriting acquisition costs of $202.1 million for the year ended December 31, 2001. This increase in the underwriting acquisition costs corresponds to the increase in earned premiums.

     Converium Zurich’s underwriting expense ratio, as a percentage of net premiums earned, of 17.9% for the year ended December 31, 2002 was lower by 2.1 points compared to the underwriting expense ratio of 20.0% for the year ended December 31, 2001.

     Both the underwriting expense ratios for 2002 and 2001 were unusually low. In 2001, this was principally driven by the release of cost reserves in the first half of 2001 built up under a profit sharing agreement with a cedent in a large structured/finite treaty as a result of an increase of the loss reserves. In 2002, this was principally driven by a cumulative catch-up for common accounts in the

Lloyds capital provision and qualifying quota share business.

Converium Zurich Operating and Administration Expenses

     Converium Zurich’s operating and administration expenses of $80.0 million for the year ended December 31, 2002 were higher by $25.4 million, or 46.5%, compared to operating and administration expenses of $54.6 million for the year ended December 31, 2001. This increase in operating and administration expenses was primarily due to:

•	Additional headcount and related overhead costs for functions needed as an independent company, such as Treasury, Investor Relations, Marketing and Communications, as well as overhead costs needed to support the growth of our business.

•	Additional costs for information technology needed to support our systems and infrastructure as an independent company.

     The administration expense ratio, as a percentage of net premiums written, of 4.8% for the year ended December 31, 2002 was higher by 0.2 points compared to the administration expense ratio of 4.6% for the year ended December 31, 2001.

Converium Zurich Combined Ratios

     Converium Zurich’s combined ratio was 92.6% in 2002 and 126.0% in 2001. The 2001 ratio reflected significant loss events described above. The combined ratio excluding reserve development and September 11th terrorist attacks was 93.9% in 2002 and 113.0% in 2001. The decrease in the combined ratio is due to the re-underwriting and restructuring of the underwriting process that resulted in a substantial improvement of the underlying performance and increased premiums in the aviation and space and property catastrophe lines, which were written at more favorable terms during the 2002 renewal cycle, and where no major loss events were experienced in 2002.

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

Converium North America

     The table below presents information regarding results of operations of our Converium North America segment for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	($ in millions)
Revenues:
Gross premiums written	$1,243.5	$1,150.9	$1,295.5

Net premiums written	$1,193.9	$898.4	$844.7

Net premiums earned	$1,145.0	$882.4	$815.4
Net investment income and net realized capital gains (losses)	121.0	104.4	159.1
Other loss	(4.5)	(24.4)	(7.2)

Total revenues	1,261.5	962.4	967.3

Benefits, losses and expenses:
Losses and loss adjustment expenses	(962.3)	(837.2)	(723.4)
Underwriting acquisition costs	(285.9)	(251.3)	(207.5)
Operating and administration expenses	(70.3)	(71.8)	(65.1)

Total losses and expenses	(1,318.5)	(1,160.3)	(996.0)

Segment loss	$(57.0)	$(197.9)	$(28.7)

Ratios:
Loss ratio	84.0%	94.9%	88.7%
Underwriting expense ratio	25.0%	28.5%	25.5%
Administration expense ratio	5.9%	8.0%	7.7%
Combined ratio	114.9%	131.4%	121.9%
Adjusted combined ratio(1)	102.9%	102.7%	111.9%

(1)	The adjusted non-life combined ratio is calculated excluding prior years’ reserve development and September 11th terrorist attacks.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Converium North America Segment Loss

     Converium North America reported a segment loss of $57.0 million in 2002, compared to a segment loss of $197.9 million in 2001, an improvement of $140.9 million. This improvement was due to several factors including:

•	prior period loss reserve development was $137.2 million in 2002 as compared to $164.0 million in 2001;

•	in 2001, net losses were incurred related to the September 11th terrorist attacks and the Enron reorganization of $58.2 million and $39.3 million, respectively;

•	premiums of $24.3 million for September 11th and other coverages from Zurich Financial Services were incurred in 2001;

•	investment income and realized gains were higher by $16.6 million in 2002 as compared to 2001. This improvement was the result of net realized gains, less equity impairments, being higher in 2002 than 2001 by $34.7 million. This was partially offset by reduced investment income reflecting the lower interest rate environment; and

•	other income was higher by $19.9 million in 2002 as compared to 2001. This was primarily driven by $12.2 million in reduced losses from certain private equity investments and $7.2 million in interest income received as a result of a dispute settlement.

Converium North America Premiums

     In 2002, gross premiums written increased $92.6 million, or 8.0%, net premiums written increased $295.5 million, or 32.9%, and net premiums earned increased $262.6 million, or 29.8%. In 2002, Converium North America’s net written premium growth was driven by specialty lines, including:

•	structured/finite (net premiums written in 2002 increased 20.1% to $373.9 million),

•	professional liability (net premiums written in 2002 increased 71.7% to $214.7 million), and

•	accident & health business (net premiums written in 2002 increased 121.1% to $84.6 million).

     This premium growth was partially offset by the non-renewal of a workers’ compensation program, which reduced premiums by $39.6 million compared to 2001. Net premiums written grew more substantially than gross premiums written due to retrocessional premium charges of $123.0 million in 2001 for an aggregate excess treaty and September 11th coverages that were not incurred in 2002.

Converium North America Net Investment Income and Net Realized Capital Gains(Losses)

     Converium North America reported net investment income and net realized capital gains (losses) of $121.0 million for the twelve months ended December 31, 2002, as compared to $104.4 million for the twelve months ended December 31, 2001. Net investment income was $97.1 million for the twelve months ended December 31, 2002 compared to $115.2 million for the twelve months ended December 31, 2001, a decrease of $18.1 million. The decrease in net investment income is primarily the result of an internal capital and investment income allocation among Converium segments subsequent to the IPO, which was implemented in 2002 and resulted in a reduction of net investment income in the amount of $17.7 million. Additionally, the third and fourth quarter transition to the passive fixed income and mortgage-backed managers resulted in a lower fixed income yield for the fourth quarter. The lower yield as well as the allocation was offset by improved performance on a high yield bond fund, which yielded income of $4.0 million and a loss of $2.4 million for the twelve months ended December 31, 2002 and December 31, 2001, respectively.

     Net realized capital gains were $23.9 million in 2002 compared to net realized capital losses of $10.8 million in 2001, an improvement of $34.7 million. This is primarily due to two factors:

•	During the third and fourth quarter of 2002, approximately $1.3 billion of fixed income securities were sold at a net realized gain of $74.2 million as part of the transition to the passive fixed income and mortgage-backed managers. These gains were offset by net realized losses of approximately $32.7 million on the sale of substantially all publicly traded equity securities, as well as the sale of WorldCom fixed income securities at a loss of $15.8 million in the second quarter of 2002.

•	During 2001, Converium North America recorded a $59.3 million provision for publicly traded equity investments that were impaired, while the provision for the twelve months ended December 31, 2002 was $1.1 million. Net realized gains on fixed income sales of $43.3 million for the twelve months ended December 31, 2001 partially offset the provision for impairments.

Converium North America Other (Loss)

     Converium North America reported other loss for the twelve months ended December 31, 2002 of $4.5 million as compared to $24.4 million for the twelve months ended December 31, 2001, an improvement of $19.9 million. This was driven by $7.2 million in interest on the settlement of litigation with the Unicover Pool in 2002. The increase was also affected by the change in market value of our investments in private equity funds, which declined $2.1 million in 2002 versus a decline of $14.3 million in 2001. We account for our investments in these funds based on our proportionate share of the partnerships’ results and report these results in other income. These increases were offset by a decrease in 2001 interest income of $2.6 million on a Structured/finite deal, as well as a $4.0 million increase to the reserve for uncollectible reinsurance in 2002.

Converium North America Losses and Loss Adjustment Expenses

     Converium North America’s losses and loss adjustment expenses incurred for the twelve months ended December 31, 2002 were $962.3 million as compared to $837.2 million for the twelve months ended December 31, 2001, representing an increase of $125.1 million, or 14.9%. The loss ratio, however, decreased 10.9 points to 84.0% as of December 31, 2002 from 94.9% for the twelve months ended December 31, 2001.

     During 2002, Converium North America engaged in an in-depth actuarial reserve analysis of certain lines lines of business, which resulted in the recording of additional provisions for losses in the amount of $137.2 million. These provisions primarily relate to underwriting years 1997 to 2000 on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. This compares to $164.0 million of additional reserves recorded in 2001 relating to underwriting years 2000 and prior.

     The current year loss ratio component as of December 31, 2002, excluding the reserve increase, was 72.0% while the loss ratio related to the increase in prior years reserves was 12.0%. The 2002 current year loss ratio was impacted by run-off premiums earned on business written in underwriting years 2000 and prior. The loss ratio on the 2000 and prior business was 83.7%, resulting in a loss ratio for the 2001 and 2002 underwriting years of 71.0%.

     Approximately $164.0 million of increased loss and loss adjustment reserves were recorded in 2001 relating to accident years 2000 and prior. Also in 2001, Converium North America incurred net losses of $58.2 million and $39.3 million, respectively, arising out of the September 11th terrorist attacks and the Enron reorganization. These losses were partially offset by a cession of $157.5 million pursuant to the 2001 Aggregate Excess of Loss Treaty. The current year loss ratio as of December 31, 2001, excluding the reserve increase, the September 11th terrorist attacks, the Enron reorganization, and the premiums from September 11th coverage and the 2001 Aggregate Excess of Loss Treaty, was 73.4%.

Converium North America Underwriting Acquisition Costs

     Converium North America’s underwriting acquisition costs for the twelve months ended December 31, 2002 were $285.9 million compared to $251.3 million for the twelve months ended December 31, 2001, an increase of $34.6 million, or 13.8%. The increase in commissions generally corresponded with the increase in earned premiums.

     Converium North America’s underwriting expense ratios were 25.0% at December 31, 2002 and 28.5% at December 31, 2001. The decrease in the underwriting expense ratio is attributable to cessions under the 2001 Aggregate Excess of Loss Treaty and September 11th premium charges in 2001, which had no ceding commissions.

Converium North America Operating and Administration Expenses

     Converium North America’s operating and administration expenses as of December 31, 2002 were $70.3 million compared to $71.8 million as of December 31, 2001, representing a decrease of $1.5 million, or 2.1%. The administration expense ratio decreased to 5.9% at December 31, 2002 from 8.0% at December 31, 2001. The decrease in Converium North America’s administration expense ratio was primarily attributable to the increase in net premiums written mentioned above.

Converium North America Combined Ratios

     Converium North America’s combined ratio was 114.9% in 2002 and 131.4% in 2001. The combined ratio in 2002 included $137.2 million in adverse loss development. The combined ratio in 2001 was primarily driven by reserve development related to prior accident years, the September 11th terrorist attacks and the Enron reorganization. The adjusted combined ratio, which excludes prior years’ reserve development and September 11th, terrorist attacks, was 102.9% in 2002 and 102.7% in 2001.

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

     During 2001, Converium North America increased loss and loss adjustment reserves by approximately $164.0 million relating to accident years 2000 and prior. The loss reserve increases mainly related to liability treaty business. See “Item 4. — Information on the Company — B. Business Overview — Loss and Loss Adjustment Expense Reserves – Loss Reserve Development.” During the second half of 2001, Converium North America incurred net losses of $58.2 million arising out of the September 11th terrorist attacks and $39.3 million related to the Enron reorganization. The assumed losses were partially offset by cessions of $157.5 million pursuant to the 2001 Aggregate Excess Treaty.

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

Converium Cologne

     The table below presents information regarding results of operations of our Converium Cologne segment for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

		($ in millions)
Revenues:
Gross premiums written	$303.4	$299.9	$241.3

Net premiums written	$289.8	$257.8	$218.6

Net premiums earned	$284.8	$275.3	$224.2
Net investment income and net realized capital (losses) gains	4.7	14.5	56.9
Other (loss) income	(0.4)	2.4	2.9

Total revenues	289.1	292.2	284.0

Benefits, losses and expenses:
Losses and loss adjustment expenses	(274.1)	(299.5)	(227.4)
Underwriting acquisition costs	(64.1)	(49.0)	(62.2)
Operating and administration expenses	(15.3)	(15.3)	(11.2)

Total losses and expenses	(353.5)	(363.8)	(300.8)

Segment loss	$(64.4)	$(71.6)	$(16.8)

Ratios:
Loss ratio	96.2%	108.8%	101.4%
Underwriting expense ratio	22.5%	17.8%	27.8%
Administration expense ratio	5.3%	5.9%	5.1%
Combined ratio	124.0%	132.5%	134.3%
Adjusted combined ratio (1)	113.1%	114.2%	122.9%

(1)	The adjusted non-life combined ratio is calculated excluding prior years’ reserve development and September 11th terrorist attacks.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Converium Cologne Segment Loss

     Converium Cologne reported a segment loss of $64.4 million in 2002 compared to a segment loss of $71.6 million in 2001. In 2002, Converium Cologne had losses of $49.5 million related to the European floods and approximately $31.1 million in net adverse loss reserve development. In addition, investment results declined $9.8 million. In 2001, Converium Cologne recognized $9.0 million in net losses arising from the September 11th terrorist attacks, $32.6 million from other large losses and $41.3 million in net adverse loss reserve development. In addition, Converium Cologne had a significant decrease in 2001 of $42.4 million in investment results, primarily due to lower realized capital gains and impairment losses on its equity portfolio.

Converium Cologne Premiums

     In 2002, gross premiums written increased $3.5 million, or 1.2%, net premiums written increased $32.0 million, or 12.4%, and net premiums earned increased $9.5 million, or 3.6%. During 2002, Converium Cologne’s largest growth regions in terms of premium volume were:

•	Europe, excluding Germany (net premiums written in 2002 increased 9.5% to $118.4 million),

•	Germany (net premiums written in 2002 increased 9.5% to $101.2 million), and

•	the Middle East and North Africa (net premiums written in 2002 increased 15.8% to $70.5 million)

     Net premiums earned in 2002 increased at a lower rate than net premiums written due to a high amount of earned premium in 2001 from underwriting year 2000 contracts which were not renewed.

Converium Cologne Net Investment Income and Net Realized Capital Losses

     Converium Cologne’s net investment income and net realized capital losses for the year ended December 31, 2002 were $4.7 million compared to $14.5 million for the year ended December 31, 2001, representing a decrease of $9.8 million, or 67.6%.

     Net investment income was $28.2 million for the year ended December 31, 2002 compared to net investment income of $24.6 million for the year ended December 31, 2001. The negative cash flow from our operating activities combined with the further decreased interest yields on bonds in the Euro- and U.S. Dollar-environment led generally to a reduction of investment income. Offsetting this was the internal capital allocation of $147.0 million that Converium Cologne received in January 2002, which contributed $7.8 million to investment income.

     Net realized capital losses were $23.5 million for the year ended December 31, 2002, compared with net realized capital losses of $10.1 million for the year ended December 31, 2001. Net realized capital losses for the year ended December 31, 2002 are comprised of:

•	Realized capital losses on our equity and bond portfolios of $22.9 million compared to $13.1 million for the year ended December 31, 2001.

•	Realized capital gains on our equity and bond portfolios of $22.3 million compared to $26.1 million for the year ended December 31, 2001.

•	Realized capital gains on our real estate portfolio of $2.1 million.

•	Impairments on our equity portfolio of $25.0 million compared to $23.1 million for the year ended December 31, 2001.

     Realized capital gains and losses generated in the third and fourth quarters of 2002 are primarily due to the restructuring of our bond and equity portfolios in order to comply with the new group investment policy of passively managed investments.

Converium Cologne Other (Loss) Income

     Converium Cologne had other loss of $0.4 million for the year ended December 31, 2002, compared to other income of $2.4 million for the year ended December 31, 2001.

     Other loss was significantly impacted by non-technical expenses in the amount of $6.6 million in 2002. This was partially offset by interest income on reinsurance deposits in the amount of $2.0 million and $4.1 million attributable to a new relationship with a large primary insurance group in 2002.

Converium Cologne Losses and Loss Adjustment Expenses

     Converium Cologne had losses and loss adjustment expenses of $274.1 million for the year ended December 31, 2002 compared to $299.5 million for the year ended December 31, 2001, representing a decrease of $25.4 million, or 8.5%.

     In 2002, Converium Cologne booked $49.5 million in losses related to the European floods and approximately $31.1 million in net adverse loss reserve development on prior years’ business, primarily in the run-off markets. In addition, Converium Cologne had several large claims in the marine lines of business in the amount of $11.3 million in 2002. Excluding the impact of these events, current year loss development improved significantly. The 2001 results include losses of $9.0 million from the September 11th terrorist attacks as well as a few other large losses, including BAYER Lipobay of $26.8 million. Additionally, adverse loss development contributed $41.3 million to the overall losses in 2001.

     The loss ratio, as a percentage of net premiums earned, was 96.2% for the year ended December 31, 2002 compared to 108.8% for the year ended December 31, 2001, representing an improvement in the loss ratio of 12.6 points. The current loss ratio excluding adverse development from prior years was 85.3%.

Converium Cologne Underwriting Acquisition Costs

     Converium Cologne’s underwriting acquisition costs were $64.1 million for the year ended December 31, 2002 compared to $49.0 million for the year ended December 31, 2001, representing an increase of $15.1 million, or 30.8%.

     The increase of the underwriting acquisition costs corresponds with the growth in net premiums, and reflects the increase of proportional business written in the Middle East, where commission rates are generally higher than in European markets.

     Converium Cologne’s underwriting expense ratio, as a percentage of net premiums earned, was 22.5% for the year ended December 31, 2002, compared to 17.8% for the year ended December 31, 2001.

Converium Cologne Operating and Administration Expenses

     Converium Cologne’s other operating and administration expenses for each of the years ended December 31, 2002 and 2001 were $15.3 million, respectively. Due to a new cost allocation methodology between the life and non-life segments of Converium Germany, a larger portion of the overall administration expenses are now being allocated to the life segment.

     The administration expense ratio, as a percentage of net premiums written, was 5.3% for the year ended December 31, 2002, compared to 5.9% for the year ended December 31, 2001.

Converium Cologne Combined Ratios

     Converium Cologne’s combined ratio was 124.0% in 2002 and 132.5% in 2001. In 2002, Converium Cologne booked $49.5 million in losses for the European floods and $31.1 million in loss development on prior years’ business. In 2001, the increase in the loss ratio was due to the recognition of $9.0 million in net losses arising from the September 11th terrorist attacks, $32.6 million from other large losses and $41.3 million in net adverse loss reserve development. The decrease in the underwriting expense ratio in 2001 was due to both the non-renewal of proportional contracts with high ceding commissions as well as generally lower commission rates due to the hardening reinsurance market conditions. The adjusted combined ratio was 113.1% in 2002 and 114.2% in 2001. The significant enhancement of the underlying profitability was disturbed by the impact of the European floods, that added 17.4 percentage points to both the combined ratio and the adjusted combined ratio.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Converium Cologne Segment Loss

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

Converium Cologne Other Income

     Converium Cologne reported other income of $2.4 million in 2001 compared to $2.9 million in 2000. This primarily reflects interest on third-party reinsurance deposits.

Converium Cologne Losses and Loss Adjustment Expenses

     Converium Cologne’s losses and loss adjustment expenses in 2001 were $299.5 million compared to $227.4 million in 2000, representing an increase of $72.1 million, or 31.7%. This increase reflects the growth in net premiums earned in addition to the following:

•	$9.0 million in losses from the September 11th terrorist attacks

•	$32.6 million in certain large loss events, including BAYER Lipobay in the amount of $26.8 million, a chemical factory explosion in Toulouse in the amount of $3.1 million, and the explosion and sinking of the oil platform Petrobas resulting in $2.7 million in losses.

•	$41.3 million in adverse loss development and reserve strengthening. Cedants reported significantly worse than originally expected losses in the European and Middle East motor lines in the fourth quarter of 2001 relating to prior years, which resulted in our increasing the related reserves by $20.0 million. Additional reserves were set up in the Middle East for energy and property business of $9.8 million. We also had adverse loss development related to asbestos and environmental exposure in the United States of $11.5 million. Based on the reserve strengthening in this business our survival ratio, calculated by paid losses of the last 3 years divided by reserves, increased to 13.8 years in 2001 compared to a ratio of 13.1 years in 2000.

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

Converium Life

     The table below presents information regarding results of operations of our Converium Life segment for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

		($ in millions)
Revenues:
Gross premiums written	$199.0	$164.8	$120.5

Net premiums written	168.0	141.4	114.4

Net premiums earned	164.4	125.1	106.0
Net investment income and net realized capital gains	7.8	2.4	5.7
Other income	6.8	13.7	21.6

Total revenues	179.0	141.2	133.3

Benefits, losses and expenses:
Benefits and losses	(156.7)	(137.4)	(84.5)
Underwriting acquisition costs	(34.6)	(5.7)	(34.5)
Operating and administration expenses	(7.1)	(5.2)	(4.0)

Total benefits, losses and expenses	(198.4)	(148.3)	(123.0)

Segment loss	$(19.4)	$(7.1)	$10.3

Ratios:
Underwriting expense ratio	21.0%	4.5%	32.5%
Administration expense ratio	4.2%	3.7%	3.5%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Converium Life Segment Loss

     Converium Life reported a segment loss of $19.4 million in 2002, compared to a segment loss of $7.1 million in 2001. The segment losses in 2002 and 2001 are primarily driven by losses of $20.1 million in 2002 and $12.4 million in 2001 on a closed block of long-term variable annuity business. The variable annuity losses arise from guaranteed minimum death benefit contracts, whereby the minimum benefit is determined by the development of investment results from the capital markets. Following the ongoing downturn of the international equity markets, reserve strengthening of $15.6 million was required in 2002 in order to align the reserves to the expected future benefits. In addition to that, claims in the amount of $12.5 million were paid in 2002 against net premiums earned of $8.1 million regarding this closed block of long-term variable annuity business.

Converium Life Premiums

     In 2002, gross premiums written increased $34.2 million, or 20.8%, net premiums written increased $26.6 million, or 18.8%, and net premiums earned increased $39.3 million, or 31.4%. The increase in premiums written in 2002 is mainly driven by growth in:

•	Far East/Pacific Rim and North America (net premiums written in 2002 increased 25.1% to $67.3 million),

•	Europe, excluding Italy and France (net premiums written in 2002 increased more than 50.0% up to $45.6 million),

•	Italy (net premiums written in 2002 increased 33.5% to $24.7 million), and

•	France (net premiums written in 2002 more than doubled to $16.9 million).

     This was partially offset by the decline of business written in Latin America (net premiums written in 2002 declined 64.5% to $5.9 million), due to the weak economic situation in South America and to a change in governmental regulation concerning the pension system in Argentina.

     The increase in net premiums earned in 2002 relative to net premiums written was the result of the strong premium growth experienced in late 2001, now being earned in 2002.

Converium Life Net Investment Income and Net Realized Capital Gains

     Converium Life’s net investment income and net realized capital gains for the year ended December 31, 2002 were $7.8 million compared to $2.4 million for the year ended December 31, 2001, an increase of $5.4 million, or 225.0%.

     Net investment income was $4.6 million for the year ended December 31, 2002 compared to net investment income of $2.4 million for the year ended December 31, 2001. An internal capital allocation of $50.0 million, which Converium Life received in January 2002, contributed $2.6 million to investment income in 2002.

     Net realized capital gains were $3.2 million for the year ended December 31, 2002, compared to no realized capital gains or losses in 2001. Net realized capital gains for the year ended December 31, 2002 were comprised of the following:

•	Realized capital losses on our equity and bond portfolio in the amount of $0.1 million

•	Realized capital gains on our equity and bond portfolio in the amount of $3.3 million

     Realized capital gains and losses generated in the third and fourth quarters of 2002 are primarily due to the restructuring of our bond and equity portfolios in order to comply with the new group investment policy of passively managed investments.

Converium Life Other Income

     Converium Life had other income of $6.8 million for the year ended December 31, 2002, compared to other income of $13.7 million for the year ended December 31, 2001.

     Other income mainly resulted from interest on third-party reinsurance deposits, which amounted to $6.8 million for the year ended December 31, 2002, compared to $13.4 million for the year ended December 31, 2001. The decrease was partially offset by an increase in other income of $2.1 million, which is in line with the growth of the underlying business.

     In 2001, the final settlement of a single contract with a Scottish primary insurance company led to $8.7 million in non-recurring other income.

Converium Life Benefits and Losses

     Converium Life’s benefits were $156.7 million for the year ended December 31, 2002 compared to $137.4 million for the year ended December 31, 2001, representing an increase of $19.3 million, or 14.0%.

     Converium Life’s benefits in 2002 and 2001 are primarily driven by losses on a closed block of long-term variable annuity business. The variable annuity losses arise from guaranteed minimum death benefit contracts, whereby the minimum benefit is determined by the development of investment results from the capital markets. Following the ongoing downturn of the international equity markets, reserve strengthening of $15.6 million was required in 2002 in order to align the reserves to the expected future life benefits. In addition to that, claims in the amount of $12.5 million were paid in 2002 against net premiums earned of $8.1 million regarding this closed block of long-term variable annuity business.

Converium Life Underwriting Acquisition Costs

     Converium Life’s underwriting acquisition costs were $34.6 million for the year ended December 31, 2002, compared to $5.7 million for the year ended December 31, 2001, representing an increase of $28.9 million, or 507.0%.

     The increase in underwriting acquisition costs is primarily due to an increase in the underlying business and amortization of deferred acquisition costs in the Italian run-off business. In 2001, Converium Life had some extraordinary items with the commutation of a large contract in the amount of $3.3 million and a refunding of commissions from our strategic retrocessions in the amount of $7.3 million.

     Converium Life’s underwriting expense ratio, as a percentage of net premiums earned, was 21.0% for the year ended December 31, 2002 and 4.5% for the year ended December 31, 2001.

Converium Life Operating and Administration Expenses

     Converium Life’s other operating and administration expenses for the year ended December 31, 2002 were $7.1 million compared to $5.2 million for the year ended December 31, 2001, representing an increase of $1.9 million, or 36.5%. The increase in 2002 was mainly driven by the increase in staff to support the growing business.

     As a consequence, the administration expense ratio, as a percentage of net premiums written, increased from 3.7% for the year ended December 31, 2001 to 4.2% for the year ended December 31, 2002.

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

Converium Life Other Income

     Our Converium Life operations reported other income in 2001 of $13.7 million compared to $21.6 million in 2000, representing a decrease of $7.9 million, or 36.6%. Other income mainly results from interest on third-party reinsurance deposits. In 2000, we received interest on deposits withheld of approximately $9.0 million as part of the final settlement of a major contract with World Wide Winsor, United Kingdom.

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

B. LIQUIDITY AND CAPITAL RESOURCES

     We operate a treasury function responsible for managing our banking relationships, capital raising activities, including equity and debt issues, our overall cash, cash pooling and liquidity positions and the payment of internal and external dividends. Individual subsidiaries are responsible for managing local cash and liquidity positions, including the repayment of debt.

Liquidity Requirements

     Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.

     Interest on debt and short-term borrowings was $16.4 million in 2002, $24.2 million in 2001 and $17.1 million in 2000. We had no scheduled debt repayments in 2002, 2001 or 2000. The carrying value of our outstanding debt was at $390.4 million at December 31, 2002, $197.0 million at December 31, 2001 and $196.9 million at December 31, 2000.

Liquidity Sources

     Our principal liquidity sources consist of premiums, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Most of our debt is funded by our businesses from their own cash resources. We have generated combined net cash inflows from operating activities over the last three years. As a reinsurer, our future cash flows are inherently difficult to predict. For more detail on cash flows see “Item 5. – Operating and Financial Review and Prospects – Liquidity and Capital Resources — Capital Requirements.”

     Our financial statements reflect investment income recorded pursuant to the Zurich Financing Agreement, which was used to manage the cash flows of Converium Zurich before we formed an independent legal entity to hold this business. The Zurich Financing Agreement was cancelled effective July 1, 2001, in conjunction with the establishment of the Funds Withheld Asset.

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

     Converium AG is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed $25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of $90.0 million, or actual losses from the event. Converium AG is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from $105.0 million to $135.0 million for the period January 1, 2003 to September 30, 2003. Converium AG may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. No advances were outstanding at December 31, 2002 or 2001.

     Under the Quota Share Retrocession Agreement, ZIC and ZIB have the right to prepay to us, in whole or in part, the balance of the Funds Withheld Asset.

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

     In Switzerland, insurance supervisory regulations applicable to our Swiss operating company require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the initial guarantee fund. For regulations applicable to Converium Holding AG, see “Item 8. – Financial Information – Dividends and Dividend Policy.”

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

     The maximum dividend payable by Converium AG to Converium Holding AG without regulatory approval amounted to approximately $192.1 million, net of withholding tax, as of December 31, 2002. The maximum dividend that Converium Holding AG is able to pay in 2003, before withholding tax, is approximately $192.9 million as of December 31, 2002. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of Converium AG to pay dividends to Converium Holding AG.

Debt Outstanding

     As of December 31, 2002, we had total debt outstanding with a principal amount of $400.0 million and a carrying amount of $390.4 million. We had no scheduled debt repayments in 2002, 2001 or 2000.

     In December 2002, Converium Finance S.A. issued $200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%.

     Converium North America assumed $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally issued during October 1993. These notes mature on October 15, 2023 and bear interest at the rate of 7.125%.

     In addition, irrevocable letters of credit in the face amount of $372.4 million were outstanding as of December 31, 2002. We employ these letters of credit principally to secure certain assumed reinsurance contracts. Invested assets of $266.4 million, or 6.0% of our invested assets, excluding the Funds Withheld Asset, secure these letters of credit. We have provided guarantees or commitments of $50.0 million to external parties, which require us to, under certain circumstances, make capital contributions or provide equity financing. We know of no event that would require us to satisfy these guarantees.

Capital Requirements

     As of December 31, 2002, we had total shareholders’ equity of $1,738.0 million ($43.55 per share) compared to $1,570.8 million ($39.27 per share) as of December 31, 2001, an increase of $167.2 million ($4.28 per share). This increase is mainly comprised of a gain of $135.8 million in our currency translation account, due to the weakening of the U.S. dollar against the

European currencies, and net income of $106.8 million. This was offset by net unrealized losses on investments of $83.6 million, which reflects unrealized losses on equity securities due to weaker capital market conditions in 2002, offset by unrealized gains on fixed income securities due to lower interest rates in 2002.

Cash Flows	Year Ended December 31,

	2002	2001	2000

Cash flow data:
Cash provided by (used in) operating activities	$870.4	$311.5	$(33.2)
Net cash used in investing activities	(1,093.3)	(627.3)	(130.7)
Net cash provided by financing activities	179.0	627.8	233.4
Effect of exchange rate changes on cash and cash equivalents	(15.1)	(13.4)	(15.7)

Change in cash and cash equivalents	(59.0)	298.6	53.8
Cash and cash equivalents, beginning of period	420.5	121.9	68.1

Cash and cash equivalents, end of period	$361.5	$420.5	$121.9

     We held cash and cash equivalents of $361.5 million at December 31, 2002 compared to $420.5 million as of December 31, 2001, representing a decrease of $59.0 million. In 2002, our investment managers were holding a higher level of cash for duration matching purposes. In 2001, a large amount of cash and cash equivalents was held at Converium Zurich, resulting from the Transactions. This cash was subsequently deployed in 2002.

     Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was $870.4 million for the year ended December 31, 2002 compared to $311.5 million for the year ended December 31, 2001, an increase of $ 558.9 million, or 179.4%. This increase was driven by improved operating performance over 2001. In 2000, cash used in operating activities was driven by lower recovery of ceded losses. Cash provided by financing activities in 2002 was due to the issuance of the subordinated notes. Cash used in financing activities in 2001 mainly resulted from decreases in the amount payable to Zurich Financial Services.

     As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year. For example, our cash flows were adversely affected by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of two to five years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next five years.

     We believe that our capital, liquidity, and borrowing ability is sufficient to support our business and meet our present liquidity requirements.

New Accounting Standards

The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which we will be required to be adopted by Converium Group in the future:

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities"

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123"

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard will not have a material impact on Converium Group.

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

     Our Board of Directors, which we expect will meet at least four times per year, is responsible for determining our overall strategy and for the supervision of management. It has a formal schedule of matters specifically reserved for its decision. Except for matters specifically reserved for the Board of Directors, the Chief Executive Officer of Converium, referred to as the Group Chief Executive Officer, and, under his supervision, the members of the Group Executive Committee have been given responsibility for the executive management of Converium.

     The members of our Board of Directors, their dates of birth, nationality and terms of office are as follows:

Name	Date of Birth	Nationality	Term Expires in

Terry G. Clarke (1)(2)	October 31, 1941	British	2004
Peter C. Colombo (Chairman)(1)(2)(3)(4)	June 15, 1934	Swiss	2004
Jürgen Förterer (3)	January 29, 1942	German	2004
Derrell J. Hendrix (3)	August 9, 1953	American	2004
Georg Mehl (Vice-Chairman)(1)(2)(4)	August 11, 1939	German	2003
George G. C. Parker (3)(4)	March 29, 1939	American	2003
Anton K. Schnyder (1)(2)(4)	November 29, 1952	Swiss	2003

(1)	Member of the Nominations Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

     Terry G. Clarke was a consulting actuary with Tillinghast—Towers Perrin and a Principal of Towers Perrin until his retirement at the end of 2001. He joined their London office in 1986 and most recently was Managing Principal of Tillinghast’s North America practice. From 1978 until 1986, Mr. Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr. Clarke is a fellow of the Institute of Actuaries and is co-author of a number of papers on non-life insurance subjects as well as a tutor and examiner. He is a member of a number of professional committees both in the UK and continental Europe.

     Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global’s Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr. Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of Directors in 1997. He also serves as Deputy Chairman of the Board of Directors of Generali (Schweiz) Holding AG and a member of the advisory board of the Barmenia Group in Wuppertal, Germany. Peter C. Colombo holds a Bachelor of Social Sciences degree (Economics and Politics) from the University of Birmingham, England.

     Jürgen Förterer has served, since 1997, as Chairman of the Executive Management board of R+V Versicherung AG, the holding company of R+V Versicherungsgruppe. Previously, Mr. Förterer served as Deputy Chairman of the Executive Management Board of R+V Versicherungsgruppe in Wiesbaden, Germany beginning in 1996. He started his professional career in 1977 with Norddeutsche Landesbank in Hannover and joined Allianz AG in Munich, Germany in 1980 and was appointed as a member of the Executive Management Board of Allianz Lebensversicherungs-AG, Stuttgart, Germany in 1993. Additionally, Mr. Förterer serves as a member of the supervisory boards of Hermes Kreditversicherungs AG, Raiffeisen Druckerei GmbH, and R&V Pensionfonds AG. He graduated from the Ruhr-University in Bochum, Germany in 1972 and received a doctorate degree from the Technical University of Hannover in 1978.

     Derrell J. Hendrix is the Manager and Chief Executive Officer of The RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG through its U.S. subsidiary, Insurance Corporation of Hannover. Previously, Mr. Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at Bank of Boston. He began his career at Citibank in 1977 and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr. Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

     Georg Mehl has served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001 and in addition as a member of the Executive Management Board of Hanse-MarineVersicherung AG, Hamburg, Germany, both until the end of 2002. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG. Previously, Georg Mehl worked for almost 30 years with the Allianz Group, Hamburg and Munich, Germany. He is Chairman of the Board of Sektkellerei Schloss Wachenheim AG, Trier, Germany. Mr. Mehl also serves as a member of the supervisory or advisory boards of several German financial services and commercial companies. He graduated from the German Insurance Academy in Cologne, Germany, in 1961.

     George G. C. Parker is a Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, U.S. From 1993 to 2001, Professor Parker was senior associate dean for academic affairs and director of the MBA Program at Stanford. Prior to this, Professor Parker served as director for Executive Education, Stanford Business School between 1979 and 1988 and from 1973 to 1979 he was director of the Stanford Sloan Program for Executives. He is currently a board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas; and various other U.S. based companies. He graduated from Haverford College, Pennsylvania with a degree in economics in 1960, and received a Master of Arts in finance in 1962 and a Doctor of Philosophy in finance in 1967, each from Stanford.

     Anton K. Schnyder has served as a full professor for private law at the University of Basel, Switzerland, since 1993. As of summer term 2003 he has been appointed at Zurich University as a full professor for private and international as well as comparative law. In 1994 he was appointed Vice-President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland in 1978 and received his doctorate degree in 1981, being awarded a

Professor-Walther-Hug-Prize for his doctoral thesis. Additionally he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special advisor to the governments of Switzerland and Liechtenstein for insurance legislation.

     The business address for each member of our Board of Directors is Converium Holding AG, Baarerstrasse 8, CH-6300 Zug, Switzerland.

Senior Management

     Converium’s lead executives comprise an executive management team, the Group Executive Committee. It has five members: The Group Chief Executive Officer, the Chief Executive Officers of each of the business segments Coverium Zurich, Converium North America, Converium Cologne/Converium Life, and the Group Chief Financial Officer. The Group Executive Committee is responsible for implementing the Group’s overall strategy, ensuring effective collaboration between each of Converium’s subsidiaries and business segments, and reviewing progress against financial and operating plans as approved by the Board of Directors.

     The members of our Group Executive Committee, their dates of birth, nationality and current areas of responsibility are as follows:

Name	Date of Birth	Nationality	Area of Responsibility

Dirk Lohmann	November 8, 1958	German	Group Chief Executive Officer, Converium
Richard E. Smith	January 12, 1946	American	Chief Executive Officer, Converium North America
Frank Schaar	April 16, 1960	German	Chief Executive Officer, Converium Cologne/Converium Life
Benjamin Gentsch	April 21, 1960	Swiss	Chief Executive Officer, Converium Zurich
Martin A. Kauer	January 20, 1959	Swiss	Group Chief Financial Officer, Converium

     Dirk Lohmann is Group Chief Executive Officer of Converium. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operation in Zurich and of its German operating subsidiary, Converium Rückversicherung (Deutschland) AG. In July 1998, Mr. Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, Mr. Lohmann held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. Mr. Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

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

     Frank Schaar is Chief Executive Officer of Converium Germany and in charge of the business segments Converium Cologne and Converium Life. He joined Converium Rückversicherung (Deutschland) AG in 2000 and has served in his current capacity since January 2000. He was previously employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr. Schaar served as Senior Vice President with responsibilities for Germany. Mr. Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

     Benjamin Gentsch is the Chief Executive Officer of Converium Zurich. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the mission to strengthen the company’s position in the assigned markets in the Asian, Australian, African and Latin American markets. In addition, he took charge of the global aviation reinsurance department and built up departments for professional risks and global marine reinsurance. In September 2002, Benjamin Gentsch was appointed Chief

Executive Officer of Converium Zurich. Previously, between 1986 and 1998, Benjamin Gentsch held various positions at Union Re, Zurich. Since 1990 he was responsible for treaty reinsurance business from the Asian and Australian markets. He studied business administration at the University of St. Gallen in Switzerland, with special focus on risk management and insurance.

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

     The standard notice period for termination of members of the Group Executive Committee is six months, with the exception of the Group Chief Executive Officer who has a notice period of twelve months, reflecting the traditional practice of Swiss-based companies. However, there are certain exceptions to this standard, reflecting prevailing local practices in the jurisdictions where the executives are currently employed.

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

     In compensation for their services, the members of the Board receive a fixed cash sum and share options for each annual term, the time period from one Annual General Meeting to the next.

Position	Cash Compensation	Equity Compensation

Chairman	$60,000 in cash	$75,000 in options
Vice-Chairman	$50,000 in cash	$60,000 in options
Directors	$40,000 in cash	$50,000 in options

     We do not compensate our directors for attendance at Board of Directors or committee meetings.

     We have granted the option component of directors’ compensation at the end of the period for which they were due, and have provided our directors with an initial grant of options at our first annual general shareholders’ meeting, which was held April 30, 2002. This grant was pro rata to reflect a partial year of service. We plan to make grants to our directors for future periods on the dates of subsequent annual general shareholders’ meetings.

     In determining the number of options to be granted, options will be valued based on the Black-Scholes option pricing model, and will be based on the fair market value of our shares at the date of the first date of the annual period for which they have been granted. Options granted to our directors will vest immediately, have a term of 10.5 years, and have an exercise price equal to fair market value at the beginning of the period for which they were granted.

Compensation of Senior Management

     The total aggregate compensation of the officers of the Group Executive Committee in 2002 was $5.0 million including base salary and cash awards under short and long term incentive plans paid during 2002 (Group Annual Incentive Plan), IPO related incentive payments and the estimated value of other compensation-related items. In addition, Group Executive Committee members held shares and options at the end of December 2002. Some were awarded under Converium’s new share plan, some converted to Converium shares and options from Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the IPO or otherwise.

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

     Moreover, following completion of the Formation Transactions, our officers and employees were granted Converium shares and options to reflect the conversion of awards previously granted to them under Zurich Financial Services plans and relating to Zurich Financial Services’ equity securities. These awards were granted by us, but reflect awards held by these employees from prior years of service with Zurich Financial Services, as well as awards granted as part of the retention plan created in connection with our separation from Zurich Financial Services. We also provide new grants for current service years under our new plans.

Transition to Converium Plans

Zurich Financial Services Share Based Plans

     Prior to the Formation Transactions, employees of Converium Group participated in various share compensation and incentive plans of Zurich Financial Services. After the Formation Transactions, Converium Group established a number of independent share-based plans for its employees and certain Zurich Financial Services share based plans were converted into Converium Group shares and options.

Share Plans

     Certain Converium Group employees participated in long-term incentive plans operated by Zurich Financial Services. The outstanding share awards to Converium Group employees under the Zurich Financial Services long-term performance share plans were converted into 209,790 shares of Converium Holding AG, of which 83,531 shares vested in 2002, 24,636 shares were forfeited during 2002, and 101,623 shares vest in 2003.

Share Option Plans

     Under the Global Share Option Plan, certain executives were awarded options annually to purchase shares of Zurich Financial Services. The outstanding options to purchase shares of Zurich Financial Services were converted into 14,769 options to purchase shares in Converium Holding AG. The expiration and term of the Converium Holding AG options is the same as the options from which they were converted.

New Compensation Plans

Share Plan

     Converium has adopted a standard stock option plan for our non-U.S. employees, a standard stock purchase plan for our non-U.S. employees, and an omnibus share plan for our U.S. employees. These arrangements, which we refer to collectively as the Share Plan, establish the framework by which we grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries are able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.

     Pursuant to Article 3a of our Articles of Incorporation, our share capital can be increased by the issuance of up to 4,000,000 of our shares, 3,200,000 of which is reserved under the Share Plan for the grant of options, restricted shares, restricted share units, and other share-based awards. A total of 6,217 shares have been issued from the contingent capital, while the remainder of the shares required under the plans thus far have been purchased in the open market to effect the conversion of our employees’ rights under Zurich Financial Services plans or our retention plan, as well as satisfying new awards for current service years under our new plans.

     Awards are granted at the discretion of our Remuneration Committee. Generally, the size of a participant’s award is based on the level of responsibility and position, market conditions and the extent of the executive or employee’s prior participation in the Converium plans described above.

     Following consummation of the global offering, 732,329 options, with an exercise price equal to the offering price, and 706,691 restricted shares were granted to our employees. During 2002, an additional 420,785 Options and 29,732 restricted shares were granted. New options granted have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% will vest each year thereafter and will have a 10.5 year term. New restricted shares granted will vest in their entirety in six years, subject to acceleration after year three based on the achievement of certain performance objectives. As described above, some of these shares were issued to effect the conversion of our employees’ rights under Zurich Financial Services plans, that will vest according to the terms of the original grants.

     In connection with these plans, we incurred approximately $24.4 million of incentive compensation in 2002. In addition, we set aside approximately $0.3 million in 2002 to provide pension, retirement and similar benefits to our directors and Group Executive Committee members under these plans.

Grants to Group Executive Committee

     Group Executive Committee members held shares and options at the end of December 2002. Some were awarded under Converium’s new Share Plan, some converted to Converium shares and options from Converium’s former parent, Zurich Financial Services, and others bought in conjunction with IPO or otherwise.

	Shares allocated	Shares held at	Options allocated	Options held at
Name	in 2002(1)	December 31, 2002	in 2002(2)	December 31, 2002

Dirk Lohmann	7,122	24,808	37,067	199,919
Richard E. Smith	10,357	41,854	33,857	112,835
Frank Schaar	1,418	4,488	9,578	61,276
Benjamin Gentsch	1,639	6,681	7,286	30,251
Martin A. Kauer	2,171	8,358	10,770	63,889

     As of the date of this annual report, none of the members of Group Executive Committee beneficially owns more than 1% of our shares.

(1)  Shares allocated in 2002 include shares awarded under the Share Plan, which vest on the sixth anniversary of date of grant subject to acceleration after the third anniversary of the date of grant, and shares purchased through the Employee Stock Purchase and Annual Incentive Plans.

(2)  Converium Options allocated in 2002 have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5 year term. Also included are converted options granted under a former Zurich Financial Services plan, a portion of which vested January 31, 2002 and expire on January 31, 2006 and the remainder of which vest on January 31, 2003 and expire on January 31, 2007.

Annual Incentive Plan

     We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries are able to establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the Annual Incentive Plan. Employees are eligible for target awards under the Annual Incentive Plan ranging from 5% to 100% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.

     Participants in our Annual Incentive Plan are permitted to defer a portion of their bonus into restricted shares or units under our Annual Incentive Deferral Plan. Unless otherwise determined by Converium, employees who determine to do so will receive a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years. We have reserved 400,000 shares for issuance of restricted shares under this plan.

Employee Stock Purchase Plan

     We adopted, effective January 1, 2002, employee stock purchase plans for the purpose of providing employees with an opportunity to participate in equity ownership of Converium by purchasing our shares at a discount. As with the Share Plan and the Annual Incentive Plan, our subsidiaries adopt disparate plans on substantially the same terms, which we refer to collectively as the Employee Stock Purchase Plan. One plan adopted for employees of U.S. subsidiaries, is designed to meet the requirements of Section 423 of the U.S. Internal Revenue Code which affords favorable tax treatment to U.S. employees. We reserved 400,000 shares for issuance under the U.S. plan and 200,000 shares for issuance under other employee share purchase plans. The price of our shares under this plan, for each plan offering period, will be the lower of 85% of the fair market value of the shares on the offering commencement date or 85% of the fair market value of the shares on the offering termination date. One or more other stock purchase plans have been adopted to cover selected Converium employees outside the United States subject to and in accordance with applicable local law. Our Board of Directors will authorize from time to time the number of shares that are available under these other stock purchase plans.

Retention Awards

     In conjunction with the Formation Transactions, we granted retention awards to certain employees of Converium in the form of Converium restricted shares that vest pro rata on the first and second anniversary of the completion of the global offering. The number of our shares granted was calculated based upon the offering price of the global offering.

IPO Share Grant

     Employees other than those who were granted retention awards received, in conjunction with the Formation Transactions, Converium restricted shares that vest pro rata on the first and second anniversary of the completion of the global offering. The number of shares granted was calculated based upon the initial offering price of the global offering.

Stock Option Plan

     Under the Stock Option Plan (the “Stock Option Plan”), certain employees were awarded 420,785 options to purchase shares in Converium Holding AG in 2002. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant dates of April 1, 2002 and October 1, 2002 and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

     During 2001, 312,329 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

Executive IPO Option Plan

     In connection with the Transactions, Converium Group granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded in 2001. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

C. BOARD PRACTICES

Board Committees

The Nominations Committee

     Our nominations committee assesses and submits to the Board of Directors for approval its proposals for the board’s composition as well as that of its committees. The nominations committee also reviews proposals by the Group Chief Executive Officer regarding the composition of the Group Executive Committee and the selection of our outside auditors. The nominations committee meets at least twice a year.

The Remuneration Committee

     The remuneration committee assesses and decides upon the overall compensation of the members of the Group Executive Committee, other than the Group Chief Executive Officer. Additionally, as a result of the amendments of Converium’s by-laws, adopted by the Board of Directors in its meeting of October 25, 2002, the Remuneration Committee also determines the overall compensation of the Head of Group Internal Audit. In addition, the remuneration committee submits to the Board of Directors for approval its proposals for the overall compensation received by the members of the Board of Directors and the Group Chief Executive Officer. The remuneration committee meets at least twice a year.

The Finance Committee

     Our finance committee assesses our accounting standards and procedures and decides on any capital increases in subsidiaries between $5.0 million and $20.0 million. Furthermore, it submits to our Board of Directors for approval its proposals for material changes, if any. In addition, our finance committee reviews and submits resolutions for approval of the full board relating to material financial matters including our annual combined budget, dividend policy, investment policy and solvency planning, tax planning, capital expenditures plans, reported year-end results and reserve policy. The finance committee meets at least twice a year.

The Audit Committee

     Our audit committee is responsible for reviewing our risk management functions and for supervising the framework for our auditing process. We have adopted an audit charter whose implementation is reviewed by the audit committee. As part of this process, the audit committee reviews quarterly and annual financial statements, internal control systems and our risk management and auditing process. The audit committee also reviews material audit-related matters including the scope and general extent of the internal and external audit, including cost effectiveness, the independence and objectivity of our external auditors and the nature and extent of non-audit services provided by our external auditors. The audit committee meets at least twice a year. A majority of the Audit Committee Members has to be financially literate. Furthermore, only independent Board Members are eligible to sit on the Audit Committee. As a result of the amendments of Converium’s by-laws, adopted by the Board of Directors in its meeting of October 25, 2002 the responsibility for risk management matters has been transferred from the Finance Committee to the Audit Committee, which is now responsible for Converium’s risk management policy.

     As part of its responsibility to recommend an external auditor, the audit committee submits a proposal to the Board of Directors for the appointment of the external auditors for a term of one year, which is subsequently presented to the Shareholders at the Annual General Meeting where it is voted and decided upon. The current external audit mandate with PricewaterhouseCoopers AG commenced on April 30, 2002, the date of the Annual General Meeting. At this time the head auditor also took up office for the audit mandate.

     The audit committee is supported in its supervisory task by Group Internal Audit (GIA), which reports directly to the Audit Committee. The strategic goals of GIA, which were approved by the Audit Committee in its meeting of October 25, 2002, are as follows:

•	To evaluate the reliability and controls of the financial and risk reporting systems and to provide reasonable assurance that material errors and irregularities will be detected on a timely basis.

•	To evaluate the integrity of financial information.

•	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

•	To safeguard company assets.

•	To evaluate and promote efficient use of resources.

•	To coordinate and manage, on behalf of the Audit Committee, the relationship with the public accounting firms for the Converium Group companies.

Indemnification of Officers and Directors

     We maintain customary directors’ and officers’ insurance for our directors and officers. Otherwise, neither our Articles of Incorporation nor any contract or other arrangement contains any provision under which any of our directors is indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

D. EMPLOYEES

     As of December 31, 2002, Converium employed 813 people globally, including 332 at our offices in Zurich, 231 at our offices in the United States, 160 at our offices in Cologne, 20 in other European countries, 31 in the Asia-Pacific region and 39 in other regions. Of our total 813 employees, 756 are full-time employees.

     A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.

     The following is the distribution of the persons employed.

	As of December 31,

	2002	2001	2000

Number of employees	813	740	752
Breakdown by geographic location
Zurich	332	274	292
United States	231	237	262
Cologne	160	148	135
Asia-Pacific region	31	29	32
Other regions	59	52	36
Breakdown by main category of activity
Underwriting	290	274	240
Finance	200	176	168
Actuarial	77	69	56
Other	246	221	274

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     As of March 31, 2003, 26,554,213 shares were registered in our share register. These shares were owned by 1,635 shareholders, of which 1,243 were private individuals holding 1.28% of total outstanding shares, 148 were foundations and pension funds holding 2.86% of total outstanding shares and 244 were other legal entities holding 62.23% of total outstanding shares.

     As of March 31, 2003, 16 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 6,167,381 of our registered shares and 3,100 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 7,367,794 ADSs. These holdings represented 24.62% of the total number of shares outstanding as of March 31, 2003. Brokers and other nominees hold certain of our registered shares and ADSs. In addition, some holders of our registered shares have not or may not register their holdings. Consequently, the above figures may not state the actual number of U.S. beneficial holders or the number of registered shares or ADSs beneficially held by persons in the United States.

     As of the date of this annual report, and in accordance with the notification requirements as set by the SWX Swiss Stock Exchange the following are direct or indirect owners of 5% or more of our outstanding shares:

Wellington Management Company, LLP, 75 State Street, Boston, MA 02109, USA, holds 7.68% of the share capital of Converium Holding AG, Zug. Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which individually has an individual shareholding in excess of 5%.

     As per the respective notices to the company and to the Disclosure Office of the SWX Swiss Exchange on November 7, 2002, various funds managed by Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton Bermuda or its subsidiaries have acquired 10.06% of the share capital entered in the Commercial Register. Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.

     Only one shareholder, a fund managed by Fidelity (Fidelity Fund SICAV, Luxembourg – 6.61%) is registered in our share register with an individual shareholding which exceeds the 5% threshold as specified in article 663c of the Swiss Code of Obligations.

     In February 2003, Putnam Investment Management, LLC, and The Putnam Advisory Company, LLD (together “Putnam”), One Post Office Square, Boston, MA 02109, reported that various funds managed by it have acquired 2,029,788 registered shares in Converium Holding AG. This corresponds to 5.074% of Converium’s registered shares. These shares are held in various funds managed by Putnam. None of these funds is holding shares in an amount which exceeds 5% of Converium’s registered share capital, and the shares are held for investment purposes. Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act 1940.

     As of April 1, 2003, we have granted the members of our Group Executive Committee an aggregate of 105,399 of our shares and options to purchase 560,434 shares representing approximately 2% of our shares. As of the date of this annual report, the members of our Board of Directors were granted options to purchase 6,960 shares. See “Item 6. — Directors, Senior Management and Employees — B. Compensation.”

     B.     RELATED PARTY TRANSACTIONS

     In 2002, Converium has not provided any loans, advance payments or credit lines to its directors and officers. As of the end of December 2002 there are no such loans, advance payments or credit lines outstanding.

     In May 2000, Converium Group entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd. distributes medical malpractice insurance policies to the members of the Medical Defence Union. These insurance policies are issued by Zurich Financial Services (UKISA), London, and are 100% reinsured by Converium Group. Gross assumed premiums under this transaction were $140.0 million, $57.0 million and $30.2 million for 2002, 2001 and 2000, respectively.

     In 2001, Converium acquired a 40% participation in SATEC, a leading global space underwriting agency based in Venice, Italy. This participation was increased to 48% in 2002. Gross assumed premiums through SATEC were $5.0 million and $3.2 million for 2002 and 2001, respectively.

     In November 2002, Converium Zurich signed an agreement to take a 25% shareholding in Global Aerospace Underwriting Managers Limited (“GAUM”), a leading international aviation-underwriting agency. We received various regulatory approvals and concluded the transaction in March 2003. We also increased our participation in GAUM’s aviation pool from 9% to 25%. Gross assumed premium through GAUM were $60.6 million and $43.4 million for 2002 and 2001, respectively.

     C.     INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See the consolidated financial statements beginning on page F-1.

Legal Proceedings

     Converium Holding AG and its subsidiaries are continuously involved in other legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium Group’s financial position, with the exception of the matters described below:

Unicover Litigation

     The Seattle, Washington litigation and the New York Supreme Court litigation among Converium Reinsurance (North America) Inc., (“CRNA”), the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company, CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

     The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August 2003. ZFS has been dismissed from the suit, and documentary and deposition discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion was denied. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. On the basis of the aggregate excess of loss protection from Zurich Insurance Company, CRNA believes that it is fully protected through such agreement for all potential liability in respect of any judgment or settlement of this action. In addition, as part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to $5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

     Since late fall of 2000, CRNA has received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. We believe we have fully and completely responded to all such inquires and the LDI has taken no action against CRNA. The last inquiry to which CRNA responded was received in August 2002, and since then CRNA has heard nothing further from the LDI.

Superior National Matters

     After the purchase by Centre Solutions Holdings (Delaware) Limited, a subsidiary of Zurich Financial Services, of Centre Insurance Company, or CIC, from the Superior National Insurance Group, Inc., or SNIG, in December 1998, CIC was a ceding insurance carrier for certain SNIG subsidiaries with respect to workers’ compensation insurance in California and other U.S. states. Under certain contracts, various SNIG-related entities provided CIC with policy administration, claims administration and reinsurance with respect to the ceded business. Pursuant to a Partial Commutation and Settlement Agreement dated December 31, 1999, which we refer to as the CIC Agreement, CIC received approximately $163 million of securities from a statutory deposit account maintained by California Compensation Insurance Company, or CalComp, and approximately $22 million of cash from insurance company subsidiaries. Under the CIC Agreement, among other things, CIC provided a release to CalComp and Superior National Insurance Company from any liability of up to $180 million under the SNIG subsidiaries’ reinsurance of ceded business placed with CIC.

     On or about March 6, 2000, the California Insurance Commissioner placed SNIG’s insurance subsidiaries in conservation. On September 26, 2000, the court placed these companies in liquidation and named the California Insurance Commissioner, referred to herein as the Commissioner, as liquidator of those entities, referred to as the Superior National Insurance Companies in Liquidation, or SNICIL. The remaining SNIG entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in April 2000.

     On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of SNICIL, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The liquidator’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA ($17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately $41 million with no further clarification as to the basis for this amount). CRNA has demurred to the complaint, however, that demurrer has not yet been heard. CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration. For a description of the cross indemnities we and Zurich Financial Services have provided to each other in connection with our separation, see “Item 10. — Additional Information — C. Material Contracts — Other Indemnity Matters.”

U.S. Life Insurance Co. Arbitration

     On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, ZC Insurance Company, now known as Converium Insurance (North America) Inc., and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were made in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2002 are $54.0 million premiums earned, $18.1 million commissions earned and $110.8 million losses incurred. All discovery in this matter closed on November 15, 2002, and arbitration hearings commenced on December 9, 2002 for a two-week period. Hearings resumed for another two-week period starting January 13, 2003. The arbitration has not concluded at this time and the arbitrators have advised that additional dates necessary to conclude the matter likely will not be available until 2004. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company Arbitration

     On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. All American has not indicated a definitive reason for their non-payment of losses. Inception-to-date amounts ceded to the contract through December 31, 2002 are $41.1 million premiums earned, $14.2 million commissions earned and $62.5 million losses incurred. As of this date, the parties have appointed arbitrators in this matter and the arbitrators are in the process of selecting an umpire. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Continental Casualty Company Arbitration

     On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration,

CRNA is seeking enforcement of the retrocessional contract and Continental is seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through December 31, 2002 are $20.8 million premiums earned, no commissions earned and $53.4 million losses incurred. The parties have each selected their party-appointed arbitrators and the arbitrators are in the process of selecting an umpire. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life

     On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Rückversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate. Canada Life has appealed this decision. The appeal is still pending.

     Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

Dividends and Dividend Policy

     Our Board of Directors did not propose a dividend with respect to the 2001 fiscal year. The Board of Directors will propose at the Annual General Meeting an appropriation of the available earnings for the 2002 fiscal year. If this proposal meets the approval of the General Meeting of shareholders in Zug, Switzerland on May 27, 2003, dividends of 1 CHF per share, or CHF 40,006,217, will be paid on Monday, June 2, 2003 by Credit Suisse.

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

     As a holding company, we are dependent on dividends and interests from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 14 to our consolidated financial statements.

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

     B.     SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

     A.     OFFER AND LISTING DETAILS

Market Price Information

Trading on the SWX Swiss Exchange

     The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On April 8, 2003 the latest practicable day before the printing of this annual report, the last reported sale price of our registered shares on the SWX Swiss Exchange was CHF 62.00 per registered share.

	High	Low

	CHF	CHF

Calendar Year 2001 (from December 11, 2001)	82.10	79.00
Fourth Quarter (from December 11, 2001)	82.10	79.00

Calendar Year 2002	89.75	54.85
First Quarter	88.45	75.00
Second Quarter	89.75	72.40
Third Quarter	79.00	56.15
Fourth Quarter	69.60	54.85

Calendar Year 2003 (until March 31, 2003)
First Quarter	69.25	52.00

Last 6 Months
October 2002	69.60	54.85
November 2002	64.60	59.20
December 2002	67.90	56.20
January 2003	69.25	59.50
February 2003	65.15	57.75
March 2003	61.00	52.00

Trading on the New York Stock Exchange

     The table below presents the highest and lowest reported sale price for our ADSs on the New York Stock Exchange. On April 8, 2003, the latest practicable day before the printing of this annual report, the last reported sale price of our ADSs on the New York Stock Exchange was $22.25 per ADS.

	High	Low

	$	$
Calendar Year 2001 (from December 11, 2001)	27.40	23.02
Fourth Quarter (from December 11, 2001)	27.40	23.02

Calendar Year 2002	28.52	18.30
First Quarter	26.50	21.77
Second Quarter	28.52	24.25
Third Quarter	26.05	18.96
Fourth Quarter	24.10	18.30

Calendar Year 2003 (until March 31, 2003)
First Quarter	24.84	19.25

Last 6 Months
October 2002	23.06	18.30
November 2002	22.11	20.08
December 2002	24.10	19.60
January 2003	24.84	21.99
February 2003	23.96	20.99
March 2003	21.75	19.25

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

     The 8.25% Guaranteed Subordinated Notes due 2032 are securities of Converium Finance S.A., a société anonyme incorporated under the laws of Luxembourg, and a wholly-owned subsidiary of Converium AG, and have a listing under the symbol “CHF” on the New York Stock Exchange.

     D.     SELLING SHAREHOLDER

     Not applicable.

     E.     DILUTION

     Not applicable.

     F.     EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A.     SHARE CAPITAL

Not applicable.

     B.     MEMORANDUM AND ARTICLES OF INCORPORATION

     See “Description of Shares and Share Capital” in the Registration Statement on Form F-1, file number 333-14106, filed with the SEC under the Securities Act of 1933 on December 10, 2001. There was no modification in the Articles of Incorporation with the exception of the amount of issued share capital which has been adjusted in order to reflect the shares actually issued in 2002 in conjunction with Converium’s employee compensation plans from contingent share capital. Following this increase the actual issued share capital amounts to CHF 400,062,170 and is divided into 40,006,217 shares with a par value of CHF 10 each. The respective contingent share capital for the participation of employees (article 3a of our Articles of Incorporation) has consequently been reduced by an equal amount.

Information Policy

     In conjunction with the invitation for the Annual General Meeting, all registered shareholders are provided with an invitation and a summary report on Converium’s financial results for the current financial year. Upon request a full annual report with the financial statements can be ordered. Additionally, all ADS holders receive a copy of the current annual report including financial statements through their brokers. Furthermore, all financial and other information released by Converium is accessible on Converium’s web page as well as through the SEC.

Statutory Quorums

     According to Article 13 of Converium’s Articles of Incorporation resolutions at the General Meetings of Shareholders are taken with the majority of votes cast.

     In accordance with the provisions of Swiss law (Article 704 Swiss Code of Obligations) Converium’s Articles of Incorporation require two thirds of votes to be represented and the absolute majority of the nominal values of the shares represented is required for resolution on the following:

•	an alteration of the purpose of the Company;

•	the creation of super-voting shares

•	restrictions on the transfer of registered shares and the removal of such restrictions as well as restrictions to vote and the removal of such restrictions

•	an authorized or contingent increase of share capital

•	an increase of share capital by conversion of capital surplus, by contribution in kind or for the purpose of an acquisition of assets and the grant of special rights;

•	a restriction or exclusion of the subscription right or advance subscription right;

•	a change of the Company’s registered office;

•	the dissolution of the Company without liquidation

Convocation of the General Meeting of the Shareholders

     According to Article 9 of Converium’s Articles of Incorporation, the General Meetings are convened at least twenty days prior to the meetings. This is in accordance with the provision of Swiss company law (Article 700 Code of Obligations).

     Article 10 of the Articles of Incorporation provides for shareholders whose combined share holdings represent an aggregate nominal amount of at least CHF one million to be able to demand an item to be included on the agenda of a General Meeting. Such demand must be made at least 45 days prior to the meeting. This is in accordance with the provision of Swiss company law (Article 699 paragraph 2 Code of Obligations).

Registration in the Share Register

     The date by which holders of registered shares can be registered in Converium’s share register in connection with attending the General Meeting of shareholders is set by the Board of Directors in its preparatory Board Meeting prior to the General Meeting.

     For 2003, the date by which a shareholder has to be registered in the share register is May 23, 2003, in order to be invited for the Annual General Meeting of May 27, 2003, at the Casino in Zug.

Shareholder Votes on Equity-Based Compensation plans

     The proposed NYSE rules require that shareholders must vote on all equity based compensation plans and any material revisions to the terms of such plans. Converium does not comply with this requirement, as under Swiss Company Law, the approval of compensation plans is not an authority of the General Meeting, but of the Board of Directors. The reason for not providing for approval of equity based compensation plans is the fact that the capital of a Swiss company is determined in the Articles of Incorporation and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity based compensation plans result in a need for a capital increase, the shareholders’ approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote.

     C.     MATERIAL CONTRACTS

The Master Agreement

     The Master Agreement sets out the overall principles and the rights and obligations of the parties in connection with the Formation Transactions. It also addresses the relationship between Zurich Financial Services and Converium following the Formation Transactions. In particular, the Master Agreement provides for:

•	the separation of substantially all of the third-party reinsurance business from the businesses of Zurich Financial Services, and

•	the consolidation of this business under Converium Holding.

     The third-party reinsurance business that has been retained by Zurich Financial Services includes the Zurich Centre Group business as described below and the reinsurance business written by ZIC with inception or renewal dates prior to January 1, 1987.

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

     In addition, the Master Agreement provided that we bear up to a maximum of $50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services reimbursed us for costs and expenses in excess of this amount. For a discussion of the impact of the Formation Transactions-related costs and expenses on our results of operations, cash flows and financial position see “Item 5. — A. Operating Results — Restructuring Charge.”

     The Master Agreement is governed by, and will be construed in accordance with, the laws of Switzerland.

September 11th Coverage

     Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of net loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium Zurich and Converium Cologne with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium North America, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. See — Note 8 to our financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance.”

Acquisition of the Converium Zurich Business

     The Converium Zurich reinsurance business was acquired from ZIC and ZIB via the Quota Share Retrocession Agreement, described in more detail below and the Asset Purchase and Assumption of Liability Agreement between ZIC and Converium AG, dated September 28, 2001. Under this Agreement, ZIC transferred to Converium AG tangible assets, marketable securities and liabilities relating to the Converium Zurich business.

Quota Share Retrocession Agreement

     In connection with the Formation Transactions, the transfer of Converium Zurich’s business to Converium AG by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third-party reinsurance assumed business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

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

     Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in our financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from our financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2002, 2001 or 2000.

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

     Converium is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed $25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of $90.0 million, or actual losses from the event. Converium is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from $105.0 to $135.0 million for the period January 1, 2003 to September 30, 2003. Converium may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2002.

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

CENY Arrangements

     Prior to the Formation Transactions, the Converium Reinsurance (North America) Inc. balance sheet reflected business originally written by Centre Reinsurance Company of New York, or CENY. Prior to the establishment of separate Zurich Centre Group legal entities, CENY wrote new or renewal business on the Converium Reinsurance (North America) Inc. balance sheet. CENY was originally part of the Zurich Centre Group of companies, a business unit of Zurich Financial Services. Zurich Financial Services has historically operated and managed CENY separately from Converium. In 1997, the CENY legal entity was merged into Zurich Reinsurance Centre, Inc., or ZRC, a predecessor of Converium Reinsurance (North America) Inc. in connection with a going private transaction involving ZRC’s parent. As a result of this merger, certain liabilities of CENY, referred to below as “CENY Business,” became direct obligations of Converium Reinsurance (North America) Inc., but continued to be managed by Zurich Centre management and were not part of the independently managed and operated third-party reinsurance business of Converium. Nevertheless, prior to our separation from Zurich Financial Services, we had primary legal responsibility for the CENY Business.

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

     Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

     All of the above supplementary transactions were recorded in our financial statements on the date they occurred.

Acquisition of the Converium Cologne and Converium Life Businesses

     The Converium Cologne and Converium Life reinsurance businesses were acquired through the transfer by Zurich Financial Services to Converium AG of its 98.63% interest in ZRK pursuant to the Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.

GRI Retained Business

     GRI is an internal operating unit of Zurich Financial Services whose principal role is to accumulate risks underwritten by primary and direct providers of insurance in a manner which allows GRI to access the third-party reinsurance markets more effectively and efficiently than Zurich Financial Services’ direct writing companies could do on their own. GRI’s internal operations were wholly autonomous from the third-party reinsurance business conducted by Converium. Moreover, Converium never used GRI to access external reinsurance markets.

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

     The tax allocation agreement in effect involving Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. was terminated as to those parties. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. paid $54.9 million due under the tax allocation agreement through the date of sale of Converium Reinsurance (North America) Inc., to Converium Holdings (North America) Inc. Under the U.S. Tax Sharing Agreement, these settlements will be adjusted to the extent necessary based on tax returns filed for years 2000 and 2001. The U.S. Tax Sharing Agreement provides we will generally be liable for taxes imposed on our U.S. entities in respect of periods prior to and after the transfer. However, ZRCH will be liable to us for specified taxes which will include any taxes arising out of the transfer of the U.S. entities to us, any taxes imposed in respect of the stop loss reinsurance policy from ZIC from 1997 to 2001 and certain other matters.

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

     As part of the Master Agreement, Zurich Financial Services has agreed to reimburse us for certain costs and expenses related to the Formation Transactions, including the stamp duty taxes described above. See “— The Master Agreement”.

     The Swiss tax treatment of the transactions set forth above is subject to the following condition:

•	If a shareholder or a group of shareholders acting in concert were to acquire directly or indirectly more than one-third of the voting rights of Converium AG within five years from the completion of the Formation Transactions, then Converium AG would have to pay Swiss stamp duty in the amount of 1% of the fair market value of all of the issued Converium AG shares as of the date of the completion of the Formation Transactions. If, however, more than one-third of the voting rights of such company were transferred in the course of another tax-privileged transaction, such as a merger, taking place within the described five-year period, such retroactive taxation would not be triggered upon the fulfillment of certain conditions. This stamp duty will be borne by us.

Continuing Relationships with Zurich Financial Services

     In addition to the agreements described above, we have certain continuing relationships with Zurich Financial Services, including those described below.

Continuing Aggregate Excess of Loss Agreements

1993 Aggregate Excess of Loss Agreement

     In 1993, ZIC and Zurich Reinsurance Centre entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements,” ZRC was a predecessor of Converium Reinsurance (North America) Inc., and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss adjustment expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, are on an incurred basis (rather than as any such losses are paid). As of December 31, 2002, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.

1997 Aggregate Excess of Loss Agreement

     Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Formation Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $320.4 million with respect to all Amerisafe business retroceded to the Unicover Occupational Accident Reinsurance Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $307.5 million from the September 11th terrorist attacks that exceed $58.2 million remains in effect, with ZIC as counterparty,

•	The remainder of the coverage under the agreement was commuted.

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

     Converium utilizes Zurich Financial Services affiliates as fronting vehicles. For example, Zurich American Insurance Company fronts Converium for the USAIG aviation pool. Eagle Star Insurance Company Limited fronts Converium for the Global Aerospace Underwriting Managers Pool. Additionally, beginning in 2001, Zurich Specialties London Ltd, fronts Converium for the SATEC space pool. Gross assumed premiums under all of these transactions were $120.4 million, $44.0 million and $35.8 million for 2002, 2001 and 2000, respectively.

     During 2000, Converium entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled $430.3 million as of December 31, 2002 and 2001 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

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

     In conjunction with the issue by Converium Finance S.A. in December 2002 of the Guaranteed Subordinated Notes, Converium Holding AG and Converium AG, as guarantors, have issued an unconditional irrevocable subordinated guarantee which will constitute the direct, unsecured and subordinated joint and several obligations of each of the guarantors subordinate to all Senior Creditors (as defined in the Indenture), and will rank equally without preference among themselves and at least equally with any existing or future unsecured, subordinated obligations of either guarantor that are expressed to rank equally with the subordinated guarantee and prior to all holders of the guarantor’s share capital and to all holders of the guarantors’ existing or future securities or obligations that are expressed to rank junior to the subordinated guarantee. See “Item 3. — Key Information — B. Capitalization and Indebtedness”.

     In September 2002 Converium AG granted to MDU Investments Ltd. a put option enabling MDU Investments Ltd. to require Converium (or a person nominated by Converium AG) to subscribe up to an aggregate of 20.0 million preferred shares on the terms of the pertinent agreement, with such option to be exercised in tranches of one million shares with a value of £1 each. On the same date Converium AG granted to the Medical Defence Union Ltd. a call option enabling the Medical Defence Union Ltd. to purchase some or all of the preferred shares which Converium AG or a subsidiary thereof may from time to time hold in MDU Investments Ltd.

     In November 2002, Converium AG entered in to a Share Purchase Agreement with Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance under which Converium AG agreed to purchase a 25% shareholding in GAUM. Completion of the purchase took place in March 2003 according to a Shareholder’s Agreement, dated March 12, 2003, between Northern States Agency Inc., Converium, Munich Re, RSA and GAUM. In addition Converium AG, as a shareholder, has provided a loan to GAUM in the amount of 12.6 million British pounds. See “Item 7. – Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

     On December 27, 2002, Converium Finance S.A. purchased from Converium AG the $150.0 million loan previously granted by Converium AG to Converium Holding AG on December 19, 2001, for a total purchase price of $150.8 million.

Lease Arrangements

     Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2006, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

     Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. The lease payments are fixed through 2003 with bi-annual rent escalations based on changes in local real estate price indices.

     Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

     D.     EXCHANGE CONTROLS AND OTHER LIMITATIONS

     Other than in connection with government sanctions imposed on Iraq, Yugoslavia, UNITA (Angola), Myanmar, parts of Afghanistan and Libya (currently suspended), there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of principal, interest or liquidation proceeds, if any, to non-resident holders of shares or notes.

     There are currently no laws, decrees or regulations in Luxembourg that restrict the export or import of capital, including, but not limited to, Luxembourg foreign exchange controls on the payment of principal, interest or liquidation proceeds, if any, to non-resident holders of notes.

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

     A Swiss resident or a foreign resident subject to Swiss taxation which is a shareholder and which itself is a company or a cooperative may, under certain circumstances, be eligible for relief from taxation with respect to capital gains (participation exemption/Beteiligungsabzug). However, the participation exemption on capital gains applies only in the case of a shareholding quota sold of at least 20%.

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

     As of January 1, 2001 the federal law of December 15, 2000 on new urgent measures relating to the transfer stamp duty took effect. This law exempts some categories of institutional investors from the transfer stamp duty. These include foreign states, domestic and foreign investment funds, foreign social insurance institutions, foreign institutions for occupational disability insurance, and foreign life insurance providers. In addition, as of January 1, 2001 the following are classified as securities dealers under the Swiss Federal Stamp Duty Act: domestic institutions for occupational disability insurance and the associated insurance, domestic social security institutions (AHV/IV/EO, ALV), the Swiss federal government, the cantons and political municipalities. However, these securities dealers have the option to delegate the payment obligation to commercial dealers (banks).

United States Federal Income Taxation

     For purposes of this discussion, a “U.S. holder” is either (1) a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. See “Item 15. – Controls and Procedures”

     We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

     We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

     To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, rating category and industry. These concentrations and credit risks are reviewed on a quarterly basis by our Finance Committee.

Sensitivity Analyses for Invested Assets

     Approximately 96% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in other comprehensive income in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, U.S. GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

     The following risk analyses do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

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

Interest Rate Risk

     Our investment assets are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of $102.8 million, which represents approximately 5.9 % of our total shareholders’ equity as of December 31, 2002.

     As of December 31, 2002, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Equity Market Risk

     We hold 9% of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2002, without taking into account any portfolio diversification effects, would be an after-tax reduction in net assets of $39.8 million, which represents approximately 2.3% of our total shareholders’ equity as of December 31, 2002. An additional $6.0 million of after-tax losses would be incurred related to our variable annuity business.

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

     The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2002 against the U.S. dollar.

	Adverse exchange
	rate movement	Approximate decline
	against the	in shareholders'
	U.S. dollar	equity

Euro	10%	$12 million
Swiss franc	10%	$80 million

     As of December 31, 2002, we had an unrealized cumulative translation gain of $113.9 million, compared to a loss of $21.9 million at December 31, 2001. This change was mostly due to the weakening of the U.S. dollar against the European currencies and the translation of our share capital and additional paid-in capital from Swiss francs to U.S. dollars using historical exchange rates, as required under SFAS 52, “Foreign Currency Translation”.

     Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our U.S. dollar reported premiums, losses and expenses.

     The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2002:

	U.S.		U.K		Japanese
	dollar	Euro	pound	Swiss franc	yen	Other	Total

Income statement
Net premiums written	60%	13%	15%	1%	2%	9%	100%
Net investment income	74%	13%	8%	3%	—	2%	100%
Losses and loss adjustment expenses	64%	11%	15%	—	1%	9%	100%
Life benefits and policyholder dividends	62%	33%	—	1%	—	4%	100%
Underwriting acquisition costs	63%	17%	9%	1%	2%	8%	100%
Other operating and administration expenses	43%	10%	3%	41%	—	3%	100%
Interest expense	100%	—	—	—	—	—	100%
Balance sheet
Total invested assets	73%	12%	10%	4%	—	1%	100%
Reinsurance assets	80%	11%	6%	3%	—	—	100%
Loss and loss adjustment expenses, gross	66%	14%	14%	1%	1%	4%	100%
Unearned premiums, gross	60%	11%	22%	1%	1%	5%	100%
Future life benefits, gross	48%	48%	—	1%	—	3%	100%
Debt	100%	—	—	—	—	—	100%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Converium Holding AG’s Group Chief Executive Officer and Group Chief Financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date our disclosure controls and procedures were effective to ensure that material information relating to Converium Holding AG was made known to them by others within the company, particularly during the period in which this Form 20-F was being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the Group Chief Executive Officer and Group Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Code of Ethics

     As a result of the requirements set by the Sarbanes Oxley Act, our Board of Directors will have to formally adopt a Code of Ethics. In elaborating the relevant document, we have found that the current corporate governance framework, in particular our Risk Policy includes substantially all of the elements which we believe are to be reflected in the Code of Ethics. We thus believe that Converium has already set the rules and principles to be included in the Code of Ethics, which will be adopted by our Board of Directors later this year.

Whistleblower Procedure

     An anonymous “whistleblower” procedure has been established, allowing confidential reporting and evaluation of complaints regarding questionable accounting methods or fraudulent practices, as well as other risk-related operational hazards such as inadequate controls or organizational shortcomings. Through Group Internal Audit, such anonymous reporting bypasses the Group Executive Committee and goes directly to the Audit Committee of the Board.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See the consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised February 5, 2003.

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032.

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032.

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001 (and effective as of July 1, 2001).*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset Purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Brach, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-U.S. Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees. *

4.26	Omnibus Share Plan for U.S. Employees. *

4.27	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each.

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM).

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM).

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG.

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM).

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	Consent of PricewaterhouseCoopers Ltd, independent accountants.

12.2	Certification of Chief Executive Officer.

12.3	Certification of Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.
+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

CONVERIUM GROUP

INDEX TO CONSOLIDATED AND HISTORICAL COMBINED
FINANCIAL STATEMENTS AND SCHEDULES

Page

Report of the Group Auditors on the Financial Statements	F-2
Consolidated and Historical Combined Statements of Income for the years ended December 31, 2002, 2001 and 2000	F-3
Consolidated and Historical Combined Balance Sheets as of December 31, 2002 and 2001	F-4
Consolidated and Historical Combined Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-5
Consolidated and Historical Combined Statements of Changes in Equity for the years ended December 31, 2002, 2001 and 2000	F-6
Notes to the Consolidated and Historical Combined Financial Statements	F-7
Schedules
Report of the Group Auditors on the Financial Statement Schedules	S-1
I Summary of Investments Other than Investments in Related Parties as of December 31, 2002 and 2001	S-2
II Condensed Financial Information of the Registrant
Statements of Income for the year ended December 31, 2002 and the period June 19, 2001 to December 31, 2001	S-3
Balance Sheets as of December 31, 2002 and 2001	S-4
Statements of Cash Flows for the year ended December 31, 2002 and the period June 19, 2001 to December 31, 2001	S-5
IV Reinsurance for the years ended December 31, 2002, 2001 and 2000	S-6

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Group

Report of the Group auditors

To the General Meeting of Shareholders of Converium Holding Ltd, Zug

We have audited the accompanying consolidated and historical combined balance sheets of Converium Holding Ltd as of December 31, 2002 and 2001 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2002, included on pages F-3 through F-41, all expressed in United States dollars.

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

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding Ltd at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated and historical combined financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

L. Marbacher                      A. Hill

Zurich, February 5, 2003

Converium Group
Consolidated and historical combined statements of income

(US$ million, except per share information)
Year ended December 31	Notes	2002	2001	2000

Revenues
Gross premiums written		3,535.8	2,881.2	2,565.8
Less ceded premiums written		–213.6	–398.6	–569.8

Net premiums written	9	3,322.2	2,482.6	1,996.0
Net change in unearned premiums		–156.7	–187.4	–134.5

Net premiums earned	9	3,165.5	2,295.2	1,861.5
Net investment income	6	251.8	228.7	176.0
Net realized capital (losses) gains	6	–10.3	–18.4	83.7
Other (loss) income		–1.2	–5.8	29.3

Total revenues		3,405.8	2,499.7	2,150.5

Benefits, losses and expenses
Losses and loss adjustment expenses	8	–2,335.3	–2,163.1	–1,520.0
Life benefits and policyholder dividends	9	–156.7	–137.4	–84.5
Underwriting acquisition costs	9	–666.7	–508.1	–454.4
Other operating and administration expenses		–173.3	–146.4	–116.0
Interest expense	10	–16.4	–24.2	–17.1
Amortization of goodwill	7	—	–7.8	–7.3
Restructuring costs	3	—	–50.0	—

Total benefits, losses and expenses		–3,348.4	–3,037.0	–2,199.3

Income (loss) before taxes		57.4	–537.3	–48.8
Income tax benefit	11	49.4	169.9	19.5

Net income (loss)		106.8	–367.4	–29.3

Basic earnings (loss) per share	21	2.68	–9.18	–0.73

Diluted earnings (loss) per share	21	2.64	–9.18	–0.73

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group

Consolidated balance sheets

(US$ million, except share information)
Year ended December 31	Notes	2002	2001

Assets
Invested assets
Available-for-sale securities:
Fixed maturities	6	3,443.1	2,331.4
Equity securities	6	530.8	701.4
Other investments	6	177.3	195.1
Short-term investments		318.0	89.5

Total investments		4,469.2	3,317.4
Funds Withheld Asset	6	1,648.1	1,598.5

Total invested assets		6,117.3	4,915.9

Other assets
Cash and cash equivalents		361.5	420.5
Premiums receivable		1,721.3	1,015.1
Reinsurance assets:
Underwriting reserves	9	1,627.7	1,668.1
Insurance balances receivable, net		239.9	400.2
Funds held by reinsureds		935.9	523.4
Deferred policy acquisition costs		264.9	217.9
Deferred income taxes	11	391.8	300.4
Other assets	7	390.7	245.0

Total assets		12,051.0	9,706.5

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8	6,821.3	5,710.5
Unearned premiums, gross	9	1,170.7	968.7
Future life benefits, gross	9	371.7	252.0
Other reinsurance liabilities		661.6	315.9
Funds held under reinsurance contracts		429.5	430.8
Deferred income taxes	11	133.9	106.5
Accrued expenses and other liabilities		333.9	154.3
Debt	10	390.4	197.0

Total liabilities		10,313.0	8,135.7

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,000,000 shares issued, respectively (39,904,647 and 40,000,000 shares outstanding, respectively)	14	253.0	253.0
Additional paid-in capital		1,330.9	1,336.5
Treasury stock, 101,570 and nil shares, respectively		–3.3	—
Unearned stock compensation	13	–10.0	–27.1
Accumulated other comprehensive income (loss):
Net unrealized gains on investments, net of taxes	6	–53.3	30.3
Cumulative translation adjustments		113.9	–21.9
Total accumulated other comprehensive income		60.6	8.4
Retained earnings		106.8	—

Total equity		1,738.0	1,570.8
Total liabilities and equity		12,051.0	9,706.5

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group

Consolidated and historical combined statements of cash flows

(US$ million)
Year ended December 31	2002	2001	2000

Cash flows from operating activities
Net income (loss)	106.8	–367.4	–29.3
Adjustments for
Net realized capital losses (gains) on investments	10.3	18.4	–83.7
Amortization of premium discount	20.6	6.2	1.9
Depreciation and amortization	38.2	37.0	21.1
Premium for September 11th coverage	—	28.5	—

Total adjustments	69.1	90.1	–60.7

Changes in operational assets and liabilities
Deferred policy acquisition costs	–47.0	–33.3	–16.0
Reinsurance assets	331.1	–433.8	–614.9
Funds held by reinsureds	–311.2	158.4	–197.0
Funds Withheld Asset	100.0	—	—
Premiums receivable	–565.1	–77.8	–347.0
Unearned premiums, gross	139.0	194.3	144.7
Losses and loss adjustment expenses, gross	744.5	1,251.6	954.7
Future life benefits, gross	119.7	90.0	–31.7
Funds held under reinsurance contracts	–38.2	–81.6	189.2
Other reinsurance liabilities	280.2	–175.9	135.2
Net deferred income taxes	–32.8	–203.9	–15.6
Net changes in all other operational assets and liabilities	–25.7	–99.2	–144.8

Total changes in operational assets and liabilities	694.5	588.8	56.8

Cash provided by (used in) operating activities	870.4	311.5	–33.2

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	4,573.3	1,892.2	640.7
Purchases of fixed maturities	–5,375.3	–1,969.7	–714.5

Cash flows from investing activities (fixed maturities)	–802.0	–77.5	–73.8
Proceeds from sales of equity securities	599.2	288.6	404.0
Purchases of equity securities	–651.1	–425.7	–479.7

Cash flows from investing activities (equity securities)	–51.9	–137.1	–75.7
Net (increase) decrease in short-term investments	–228.5	25.6	–31.3
Net change in Funds Withheld Asset/Zurich Financing Agreement	—	–290.6	62.0
Purchase of real estate held for investment	—	–139.4	—
Proceeds from sales of other assets	33.0	34.5	28.5
Purchase of other assets	–43.9	–42.8	–40.4

Cash flows from investing activities (other)	–239.4	–412.7	18.8

Net cash used in investing activities	–1,093.3	–627.3	–130.7

Cash flows from financing activities
Net transfers from Zurich Financial Services	—	861.2	—
Payable (to) from Zurich Financial Services	—	–233.4	233.4

Cash flows from financing activities with Zurich Financial Services	—	627.8	233.4
Issuance of guaranteed subordinated notes	193.7	—	—
Purchases of common shares	–14.7	—	—

Cash flows from financing activities (debt and shares)	179.0	—	—

Net cash provided by financing activities	179.0	627.8	233.4
Effect of exchange rate changes on cash and cash equivalents	–15.1	–13.4	–15.7

Change in cash and cash equivalents	–59.0	298.6	53.8
Cash and cash equivalents as of January 1	420.5	121.9	68.1

Cash and cash equivalents as of December 31	361.5	420.5	121.9

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Consolidated and historical combined statements of changes in equity

(US$ million)
						Net
				Unearned	Accumulated	investment
		Additional		stock	other com-	by Zurich
	Common	paid-in	Treasury	compen-	prehensive	Financial	Retained	Total
	stock	capital	Stock	sation	income (loss)	Services	earnings	equity

Balance, December 31, 1999	—	—	—	—	69.0	1,152.4	—	1,221.4
Net loss	—	—	—	—	—	–29.3	—	–29.3
Change in net unrealized gains (losses)
on investments, net of taxes	—	—	—	—	1.9	—	—	1.9
Translation adjustments	—	—	—	—	–11.6	—	—	–11.6
Total comprehensive loss								–39.0
Net transfers to Zurich Financial Services	—	—	—	—	—	–94.0	—	–94.0

Balance, December 31, 2000	—	—	—	—	59.3	1,029.1	—	1,088.4

Net loss	—	—	—	—	—	–367.4	—	–367.4
Change in net unrealized gains (losses)
on investments, net of taxes	—	—	—	—	11.5	—	—	11.5
Translation adjustments	—	—	—	—	–62.4	—	—	–62.4
Total comprehensive loss								–418.3
Net transfers from Zurich Financial Services	—	—	—	—	—	889.7		889.7
Issuance of stock compensation	—	38.1	—	–27.1	—	—	—	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	—	–1,551.4	—	—

Balance, December 31, 2001	253.0	1,336.5	—	–27.1	8.4	—	—	1,570.8

Net income	—	—	—	—	—		106.8	106.8
Change in net unrealized gains (losses)
on investments, net of taxes	—	—	—	—	–83.6		—	–83.6
Translation adjustments	—	—	—	—	135.8		—	135.8
Total comprehensive income								159.0
Purchases of common shares	—	—	–14.7	—	—		—	–14.7
Releases of common shares from treasury	—	–12.9	11.4	—	—		—	–1.5
Issuance of stock compensation	—	1.5	—	–1.5	—		—	—
Amortization of stock compensation	—	5.8	—	18.6	—		—	24.4

Balance, December 31, 2002	253.0	1,330.9	–3.3	–10.0	60.6	—	106.8	1,738.0

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Group
Notes to the consolidated and historical combined financial statements

Schedule of segment data
(US$ million)
	Converium			Converium			Converium
	Zurich			North America			Cologne
Year ended December 31	2002	2001	2000	2002	2001	2000	2002	2001	2000

Gross premiums written	1,802.2	1,440.3	1,020.0	1,243.5	1,150.9	1,295.5	303.4	299.9	241.3
Less ceded premiums written	–131.7	–255.3	–201.7	–49.6	–252.5	–450.8	–13.6	–42.1	–22.7

Net premiums written	1,670.5	1,185.0	818.3	1,193.9	898.4	844.7	289.8	257.8	218.6
Net change in unearned premiums	–99.2	–172.6	–102.4	–48.9	–16.0	–29.3	–5.0	17.5	5.6

Net premiums earned	1,571.3	1,012.4	715.9	1,145.0	882.4	815.4	284.8	275.3	224.2
Net investment income	125.9	86.8	46.8	97.1	115.2	110.6	28.2	24.6	25.5
Net realized capital (losses) gains	–13.9	2.5	0.2	23.9	–10.8	48.5	–23.5	–10.1	31.4
Other income (loss)	3.5	3.2	12.0	–4.5	–24.4	–7.2	–0.4	2.4	2.9

Total revenues	1,686.8	1,104.9	774.9	1,261.5	962.4	967.3	289.1	292.2	284.0

Losses and loss adjustment expenses	–1,098.9	–1,026.9	–569.2	–962.3	–837.2	–723.4	–274.1	–299.5	–227.4
Life benefits and policyholder dividends	—	—	—	—	—	—	—	—	—
Underwriting acquisition costs	–282.0	–202.1	–150.2	–285.9	–251.3	–207.5	–64.1	–49.0	–62.2
Other operating and administration expenses	–80.0	–54.6	–44.7	–70.3	–71.8	–65.1	–15.3	–15.3	–11.2

Benefits, losses and expenses	–1,460.9	–1,283.6	–764.1	–1,318.5	–1,160.3	–996.0	–353.5	–363.8	–300.8

Segment income (loss)	225.9	–178.7	10.8	–57.0	–197.9	–28.7	–64.4	–71.6	–16.8
Interest expense
Amortization of goodwill
Restructuring costs
Income (loss) before taxes
At December 31, 2002
Total invested assets	3,388.5	2,273.2		2,239.4	2,387.4		540.0	510.7
Reinsurance assets	916.1	792.9		1,100.3	1,356.1		160.3	260.0
Total assets	6,406.1	4,774.3		4,631.5	4,795.0		1,280.2	798.8
Losses and loss adjustment expenses, gross	3,513.5	2,695.1		2,963.0	2,867.3		734.1	596.3
Future life benefits, gross	—	—		—	—		—	—
Total liabilities	5,190.8	3,913.9		4,055.9	4,117.9		1,176.8	764.7
Total equity	1,215.3	860.4		575.6	677.1		103.4	34.1
Ratios
Loss ratio (Losses divided by net premiums earned)	69.9%	101.4%	79.5%	84.0%	94.9%	88.7%	96.2%	108.8%	101.4%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	17.9%	20.0%	21.0%	25.0%	28.5%	25.5%	22.5%	17.8%	27.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.8%	4.6%	5.5%	5.9%	8.0%	7.7%	5.3%	5.9%	5.1%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	92.6%	126.0%	106.0%	114.9%	131.4%	121.9%	124.0%	132.5%	134.3%
Adjusted non-life combined ratio excluding prior years’ reserve development and September 11th but including Enron and European floods	93.9%	113.0%	111.7%	102.9%	102.7%	111.9%	113.1%	114.2%	122.9%

Converium Group
Notes to the consolidated and historical combined financial statements

Non-Life eliminations			Total			Converium Life			Eliminations			Total consolidated
			Non-life consolidated
2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

–10.2	–172.9	–111.5	3,338.9	2,718.2	2,445.3	199.0	164.8	120.5	–2.1	–1.8	—	3,535.8	2,881.2	2,565.8
10.2	172.9	111.5	–184.7	–377.0	–563.7	–31.0	–23.4	–6.1	2.1	1.8	—	–213.6	–398.6	–569.8

—	—	—	3,154.2	2,341.2	1,881.6	168.0	141.4	114.4	—	—	—	3,322.2	2,482.6	1,996.0
—	—	—	–153.1	–171.1	–126.1	–3.6	–16.3	–8.4	—	—	—	–156.7	–187.4	–134.5

—	—	—	3,001.1	2,170.1	1,755.5	164.4	125.1	106.0	—	—	—	3,165.5	2,295.2	1,861.5
–4.0	–0.3	–9.0	247.2	226.3	173.9	4.6	2.4	2.1	—	—	—	251.8	228.7	176.0
—	—	—	–13.5	–18.4	80.1	3.2	—	3.6	—	—	—	–10.3	–18.4	83.7
–6.6	–1.2	—	–8.0	–20.0	7.7	6.8	13.7	21.6	—	0.5	—	–1.2	–5.8	29.3

–10.6	–1.5	–9.0	3,226.8	2,358.0	2,017.2	179.0	141.2	133.3	—	0.5	—	3,405.8	2,499.7	2,150.5

—	0.5	—	–2,335.3	–2,163.1	–1,520.0	—	—	—	—	—	—	–2,335.3	–2,163.1	–1,520.0
—	—	—	—	—	—	–156.7	–137.4	–84.5	—	—	—	–156.7	–137.4	–84.5
–0.1	—	—	–632.1	–502.4	–419.9	–34.6	–5.7	–34.5	—	—	—	–666.7	–508.1	–454.4
–0.6	—	9.0	–166.2	–141.7	–112.0	–7.1	–5.2	–4.0	—	0.5	—	–173.3	–146.4	–116.0

–0.7	0.5	9.0	–3,133.6	–2,807.2	–2,051.9	–198.4	–148.3	–123.0	—	0.5	—	–3,332.0	–2,955.0	–2,174.9

–11.3	–1.0	—	93.2	–449.2	–34.7	–19.4	–7.1	10.3	—	1.0	—	73.8	–455.3	–24.4
												–16.4	–24.2	–17.1
												—	–7.8	–7.3
												—	–50.0	—

												57.4	–537.3	–48.8

–150.0	–300.0		6,017.9	4,871.3		99.4	40.8		—	3.8		6,117.3	4,915.9
–409.0	–535.3		1,767.7	1,873.7		98.3	111.2		1.6	83.4		1,867.6	2,068.3
–808.4	–1,113.0		11,509.4	9,255.1		560.0	348.5		–18.4	102.9		12,051.0	9,706.5
–389.3	–531.0		6,821.3	5,627.7		—	—		—	82.8		6,821.3	5,710.5
—	—		—	—		371.7	252.0		—	—		371.7	252.0
–811.5	–1,112.2		9,612.0	7,684.3		512.4	348.5		188.6	102.9		10,313.0	8,135.7
3.1	–0.8		1,897.4	1,570.8		47.6	—		–207.0	—		1,738.0	1,570.8
			77.8%	99.7%	86.6%
			21.1%	23.2%	23.9%	21.0%	4.5%	32.5%
			5.3%	6.1%	6.0%	4.2%	3.7%	3.5%
			104.2%	129.0%	116.5%
			99.3%	108.8%	112.8%

Converium Group
Notes to the consolidated and historical combined financial statements
(continued)

1. Organization and nature of operations

Converium Holding Ltd and subsidiaries (“Converium Group”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include liability, property, motor, credit and surety, workers’ compensation, aviation and space, accident and health, marine, engineering and other specialized lines. The principal life reinsurance product is ordinary life reinsurance, including quota share, surplus coverage and financing contracts.

Converium Group was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium Group entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium Group through an initial public offering (“IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium Group was sold in January 2002.

Subsequent to the initial public offering, Converium Group has operated as an independent company. However under the Master Agreement, Converium Group has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for Unicover Pool losses and September 11th terrorist attack losses, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

The financial statements of Converium Group have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a)  Basis of preparation

The financial statements of Converium Group present the consolidated and historical combined financial condition as of December 31, 2002 and 2001 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2002. For periods prior to the Separation Date, the historical combined financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium Group. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

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

(b)  Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of Converium Group’s business and the fact that more of its business is transacted in United States dollars than in any other currency, the consolidated and historical combined financial information is reported in United States dollars. Other functional currencies include the Swiss franc, the British pound, the Euro, and the Japanese yen. Assets and liabilities of all Converium Group’s branches and subsidiaries expressed in currencies other than United States dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

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

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium Group and its ceding companies. Converium Group does not discount its loss reserves, other than for settled claims with fixed payment terms.

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

(e)  Retrocessions

Converium Group cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium Group establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium Group immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f)  Invested assets

Fixed maturities and equity securities, which Converium Group buys with the intention to resell in the near term, are classified as trading and are carried at fair value. The remaining fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are decreases in the cost or amortized cost of the security that exceed 20% over a period of six months, or 50% regardless of the period of decline. At management’s judgment, Converium Group impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

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

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium Group has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 6 and 9 for further description.

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

(k)  Goodwill

Converium Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium Group’s financial condition or results of operations.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

(l)  Recognition and measurement of impaired assets

Converium Group periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

Converium Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the financial condition or results of operations of Converium Group because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

(m) Income taxes

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws, and for loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

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

Converium Group recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium Group uses the fair value based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o)  New accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has issued the following new standards, which will be required to be adopted by Converium Group in the future:

SFAS 146,“Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard will not have a material impact on Converium Group, as it has already adopted the provisions of SFAS No. 123.

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

In connection with the Transactions, Converium Group incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium Group did not incur any restructuring costs during 2002 or 2000.

4.	Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Converium Group had a realized currency transaction gain of US$ 1.4 million during 2002. The net gains (losses) on foreign currency transactions included in the statements of income were immaterial for the years ended December 31, 2001 and 2000, respectively.

Table 4.1			Statements of income
Exchange rates	Balance sheets		and cash flows
against US$
	2002	2001	2002	2001	2000

British pound	1.6027	1.4529	1.5031	1.4406	1.5148
Euro	1.0476	0.8897	0.9453	0.8955	0.9229
100 Japanese yen	0.8437	0.7596	0.7998	0.8240	0.9284
Swiss franc	0.7206	0.6015	0.6446	0.5929	0.5924

5.	Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before interest expense, amortization of goodwill, restructuring costs and income taxes. Converium Group’s business is organized around four operating segments: three non-life segments, Converium Zurich, Converium North America and Converium Cologne, which are based principally on geographic regions and global centers of expertise, and a Converium Life segment (as described below).

Converium Zurich manages the non-life reinsurance businesses in the United Kingdom, Western and Southern Europe (Switzerland, Spain, Italy, Portugal, France and Ireland), the Benelux countries, Latin America, the Far East and the Pacific Rim, Israel and Southern Africa. Converium Zurich is also the primary center of expertise for aviation and space, credit and surety, marine and engineering reinsurance and provides technical support for catastrophe risk assessment and modeling for the global operations.

Converium North America, based in New York, manages the non-life reinsurance businesses in the United States and Canada, and is the global center of expertise for agribusiness.

Converium Cologne manages the non-life reinsurance businesses in Germany, Austria, Northern Europe (Denmark, Sweden, Iceland, Finland and Norway), Central and Eastern Europe (Russia, Czech Republic, Poland, Slovakia, Slovenia, Croatia, Bulgaria and Romania), the Middle East and Northern Africa. In addition, Converium Cologne has worldwide underwriting responsibility for health reinsurance with the exception of the US market, which is written by Converium North America.

Converium Life manages the worldwide life reinsurance business.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 5.1
Net premiums written by line of business
(US$ million)
Year ended December 31	2002	2001	2000

Converium Non-Life
Liability	750.6	458.1	474.9
Property	575.4	501.9	403.8
Motor	454.8	437.2	333.1
Credit and Surety	201.2	178.6	122.0
Workers’ Compensation	207.8	192.6	163.9
Aviation and Space	370.1	181.0	119.3
Accident and Health	179.5	116.4	85.3
Marine	93.2	74.3	46.3
Engineering	116.8	80.7	55.4
Specialized and other	204.8	120.4	77.6

Total Global Non-Life	3,154.2	2,341.2	1,881.6

Converium Life
Total Converium Life	168.0	141.4	114.4

Total	3,322.2	2,482.6	1,996.0

Table 5.2
Net premiums written by geographic area of ceding company
(US$ million)
Year ended December 31	2002	2001	2000

Germany	164.9	142.4	97.3
France	109.3	60.4	49.0
United Kingdom	899.9	593.4	317.5
Rest of Europe	267.4	281.0	270.6
Far East	148.2	121.6	84.7
Near and Middle East	112.1	99.2	74.2
North America	1,454.7	1,038.4	1,027.2
Latin America	165.7	146.2	75.5

Total	3,322.2	2,482.6	1,996.0

In 2002, two reinsurance intermediaries each produced approximately 13% of Converium Group’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 13% and 12% in 2001, and 20% and 14% in 2000, respectively, of Converium Group’s gross premiums written. No ceding company accounted for more than 10% of Converium Group’s revenues for the years ended December 31, 2002, 2001 and 2000.

6.	Invested assets and investment income

Table 6.1
Net investment income
(US$ million)
Year ended December 31	2002	2001	2000

Fixed maturities	132.7	130.0	124.7
Equity securities	14.5	9.7	9.2
Short-term investments	1.9	4.3	5.5
Cash and cash equivalents	11.0	8.2	8.4
Real estate	11.5	3.6	—
Other	11.0	2.0	–5.2
Funds Withheld Asset / Zurich Financing Agreement	81.1	75.7	40.1

Total investment income	263.7	233.5	182.7

Investment expenses	–6.1	–4.7	–6.7
Real estate expenses	–5.8	–0.1	—

Net investment income	251.8	228.7	176.0

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

As Converium Ltd was not an independent entity prior to the Transactions, it did not have a separate investment portfolio. Instead, its cash flows were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. In conjunction with the establishment of the Funds Withheld Asset (see Note 9), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,648.1 million and US$ 1,598.5 million as of December 31, 2002 and 2001, respectively. In 2000, net investment income on the Zurich Financing Agreement was based on a formula designed to reflect a total investment return on a diverse investment portfolio. In 2002 and 2001, net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Table 6.2
Net realized capital gains and losses
(US$ million)
Year ended December 31	2002	2001	2000

Fixed maturities:
Realized capital gains	145.9	50.0	15.0
Realized capital losses	–57.9	–4.1	–12.0
Equity securities:
Realized capital gains	37.5	48.5	94.8
Realized capital losses	–90.4	–30.6	–11.0
Write-down of impaired investments	–48.3	–82.5	–1.0
Other	2.9	0.3	–2.1

Net realized capital (losses) gains	–10.3	–18.4	83.7

Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of US$ 32.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million. Converium Cologne recognized gains on the restructuring of its fixed income portfolio of US$ 10.0 million, offset by losses on the restructuring of its equity portfolio of US$ 15.5 million.

During 2002 and 2001, Converium Group recorded US$ 48.3 million and US$ 82.5 million of impairment charges, respectively, on its equity portfolio, reflecting continued deterioration in global stock markets.

Table 6.3
Unrealized investment gains and losses
(included in other comprehensive income)	Net change for the year			Total as of
(US$ million)	ended December 31,			December 31,

	2002	2001	2000	2002	2001

Fixed maturities available-for-sale	11.2	–9.1	78.0	33.8	22.6
Equity securities available-for-sale	–75.7	24.7	–74.8	–53.6	22.1
Less amounts of net unrealized
investment (losses) gains attributable to:
Net deferred income taxes	31.2	–2.9	0.5	16.8	–14.4
Foreign currency effect	–50.3	–1.2	–1.8	–50.3	—

Total	–83.6	11.5	1.9	–53.3	30.3

Table 6.4
Investments in fixed maturities
and equity securities
(US$ million)	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value

Available-for-sale	2002	2001	2002	2001	2002	2001	2002	2001
Fixed maturities:
US government	1,497.1	469.8	23.4	11.7	–2.5	–1.7	1,518.0	479.8
Other governments	383.8	553.2	1.4	8.5	–0.3	–4.4	384.9	557.3
Corporate and other debt securities	706.9	552.3	9.6	8.8	–3.3	–7.3	713.2	553.8
Mortgage and asset-backed securities	821.5	733.5	5.6	10.0	–0.1	–3.0	827.0	740.5

Total as of December 31	3,409.3	2,308.8	40.0	39.0	–6.2	–16.4	3,443.1	2,331.4

Equity securities	584.4	679.3	2.6	47.2	–56.2	–25.1	530.8	701.4

Total available-for-sale as of December 31	3,993.7	2,988.1	42.6	86.2	–62.4	–41.5	3,973.9	3,032.8

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 6.5
Fixed maturity schedule by maturity	Estimated fair value
(US$ million)	Available-for-sale	% of Total

Less than one year	15.7	0.5
One year through five years	1,409.4	40.9
Five years through ten years	803.5	23.3
Over ten years	387.5	11.3

Subtotal	2,616.1	76.0

Mortgage and asset-backed securities	827.0	24.0

Total as of December 31, 2002	3,443.1	100.0

The estimated fair values of fixed maturities available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

At December 31, 2002, real estate held for investment of US$ 167.9 million, net of accumulated depreciation of US$ 7.6 million, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium Group’s real estate held for investment and fixed assets totaled US$ 283.3 million and US$ 215.3 million at December 31, 2002 and 2001, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2002 and 2001, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 147.9 million and US$ 114.3 million were deposited in trust or with regulatory authorities as of December 31, 2002 and 2001, respectively.

7.	Goodwill

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill has been reflected in the financial statements of Converium Group under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium Group’s acquisition of a 49.9% interest in MDU Services Ltd during May 2000. Goodwill was US$ 117.6 million and US$ 112.0 million, and accumulated amortization of goodwill was US$ 33.7 million and US$ 32.5 million at December 31, 2002 and 2001, respectively. The activity for 2002 relates to currency movement.

Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. Accordingly, the following information presents adjusted net loss and loss per share for the years ended December 31, 2001 and 2000 using the policy adopted from January 1, 2002.

Table 7.1
(US$ million, except share information)
Year ended December 31	2001	2000

Reported net loss	–367.4	–29.3
Amortization of goodwill	7.8	7.3

Adjusted net loss	–359.6	–22.0

Basic and diluted loss per share	–9.18	–0.73
Amortization of goodwill	0.19	0.18

Adjusted basic and diluted loss per share	–8.99	–0.55

SFAS No. 142 requires that goodwill be tested annually for impairment. During 2002, there were no impairment losses resulting from the impairment tests performed.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

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

Table 8.1
Reserves for losses and loss adjustment expenses
(US$ million)	2002	2001	2000

As of January 1
Gross reserves for losses and loss adjustment expenses	5,710.5	4,546.0	3,545.7
Less reinsurance recoverable	1,545.0	1,212.2	704.9

Net reserves for losses and loss adjustment expenses	4,165.5	3,333.8	2,840.8

Loss and loss adjustment expenses incurred
Current year	2,186.8	2,039.5	1,454.6
Prior years	148.5	123.6	65.4

Total	2,335.3	2,163.1	1,520.0

Losses and loss adjustment expenses paid
Current year	299.4	359.1	222.0
Prior years	1,095.5	885.2	850.6

Total	1,394.9	1,244.3	1,072.6

Foreign currency translation effects	255.6	–87.1	45.6
As of December 31
Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8
Reinsurance recoverable	1,459.8	1,545.0	1,212.2

Gross reserves for losses and loss adjustment expenses	6,821.3	5,710.5	4,546.0

In 2002, Converium Group strengthened reserves by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge. During 2002, Converium North America engaged in an in-depth actuarial reserve analysis of certain lines of business, which resulted in an increase of US$ 137.2 million in provisions for losses, primarily related to accident years 1997 – 2000, including US$ 70.3 million of additional provisions in the fourth quarter on its commercial umbrella, miscellaneous casualty, medical errors and omissions liability, motor liability, and workers’ compensation lines of business. Converium Cologne recorded US$ 31.1 million of additional loss provisions related to prior years business, of which US$ 25.4 million was related to run-off business. Partially offsetting this reserve strengthening, Converium Zurich recorded US$ 19.8 million of positive reserve development in 2002. This resulted from favorable development on prior year liability business and property excess of loss business from underwriting year 2001.

In 2001, Converium Group strengthened reserves by US$ 123.6 million. Converium Group retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium Group’s own evaluations of these new developments, additional provisions of US$ 112.0 million, net of reinsurance, were recorded in the first half of 2001, principally related to accident years 2000 and prior at Converium North America. Converium Group recorded an additional US$ 11.6 million of net adverse loss reserve development in the second half of 2001. For 2001, Converium North America recorded adverse development of US$ 164.0 million, mainly related to general liability, auto liability and umbrella business written in 1996 through 1999. Converium Cologne strengthened its asbestos and environmental reserves by US$ 11.5 million and performed an in-depth analysis of its European and Middle East non-proportional motor book, which added an additional US$ 20.0 million in reserves. Converium Cologne also recorded an additional US$ 9.8 million of reserves for energy and property business in the Middle East. Partially offsetting the above, loss reserves at Converium Zurich developed positively by US$ 81.7 million in 2001, reflecting positive development of US$ 30.0 million in aviation and space, primarily on non-proportional treaty business for years 1998 through 2000. Additional positive development was experienced in casualty lines of business.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

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

In addition to the non-life reserve development described above, Converium Life strengthened reserves on a closed block of variable annuity business by US$ 15.6 million, US$ 13.4 million and US$ 2.9 million in 2002, 2001 and 2000, respectively.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 488.9 million and US$ 413.8 million have been discounted using average interest rates of 4.3% and 6.0% in 2002 and 2001, respectively. This has reduced reserves by US$ 57.9 million and US$ 47.5 million as of December 31, 2002 and 2001, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 79.9 million and US$ 57.9 million as of December 31, 2002 and 2001, respectively, are included in other assets.

Converium Group believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium Ltd and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2002 and 2001, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 44.6 million and US$ 44.6 million, respectively, representing a survival ratio (calculated as the average ratio of reserves held, including IBNR, over claims paid over the last three years) of 13.5 years and 13.8 years, respectively.

European floods

In August 2002, Germany, the Czech Republic, Austria and Italy experienced severe floods. Based on the information received from clients and from other market sources, we recorded incurred losses of US$ 54.2 million, nearly all of which came from the Converium Cologne operating segment. The loss estimate contains substantial IBNR estimates for contracts where no specific information has been received from clients.

September 11th terrorist attacks

As of December 31, 2002, Converium Group recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

		Retrocessional
Line of business		reinsurance
(US$ million)	Gross losses	recoveries	Net losses

Aviation	347.1	175.0	172.1
Property and Liability	324.9	219.8	105.1
Life	20.0	8.0	12.0

Total	692.0	402.8	289.2

Included in the reinsurance recoveries above are US$ 152.0 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium Ltd, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. As losses are capped at US$ 289.2 million, there was no additional development in net reserves during 2002. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium Ltd’s exposure under the Quota Share Retrocession Agreement (see Note 9) is limited for “Extraordinary Events”. The agreement limits Converium Ltd’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich Insurance Bermuda (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 15 for further information.

Enron Chapter 11 reorganization

In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium Group recorded incurred losses of US$ 67.0 million pre-tax (US$ 48.0 million after-tax) for the year ended December 31, 2001, representing Converium Group’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business in the Converium Zurich and Converium North America operating segments. These estimates reflect Converium Group’s aggregate limits under the related contracts. The losses Converium Group may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies.

9.	The Quota Share Retrocession Agreement, retrocessional reinsurance and catastrophe protection

Quota Share Retrocession Agreement

In connection with the Transactions, the transfer of Converium Zurich’s business to Converium Ltd by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium Zurich, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium Ltd assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

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

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium Zurich, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium Zurich is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported.

Converium Ltd will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium Ltd the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Finally, Converium Ltd is entitled to request cash advances under certain circumstances to help meet significant cash requirements. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur.

Converium Ltd is entitled to borrow cash from ZIC if eligible losses from a single event or series of related events not relating to the business covered by the Quota Share Retrocession Agreement exceed US$ 25.0 million. The amount that may be borrowed as a result of any one event or series of related events is limited to the lesser of US$ 90.0 million, or actual losses from the event. Converium Ltd is entitled to request multiple advances. However, it may never borrow more than the Funds Withheld Asset balance, and the aggregate amount that may be borrowed at any one time ranges from US$ 105.0 million to US$ 135.0 million for the period January 1, 2003 to September 30, 2003. Converium Ltd may not request advances beyond September 30, 2003, unless agreed otherwise with ZIC. Interest on these advances will accrue at a variable annual rate equal to prevailing LIBOR plus 0.50%, and is payable monthly. Converium Ltd would be required to repay any advance within one year of receipt. No advances were outstanding at December 31, 2002 or 2001.

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

Retrocessional reinsurance

Retrocessional reinsurance arrangements generally do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2002, Converium Group holds US$ 687.8 million in collateral as security under related retrocessional agreements in the form of funds held, securities and/or letters of credit. Converium Group is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

Under an existing aggregate excess of loss reinsurance agreement in force between ZIC and Converium Reinsurance (North America) Inc., ZIC provides aggregate excess of loss reinsurance protection to Converium Reinsurance (North America) Inc. with respect to potential losses arising out of Converium Reinsurance (North America) Inc.’s retrocession to the Unicover Pool involving Amerisafe Interstate Insurance Company (“Amerisafe”). See Notes 15 and 19 for more information.

Recoverables from subsidiaries of Zurich Financial Services total 24.1% of equity at December 31, 2002. Recoverables from one other third-party retrocessionaire were 12.9% of equity at December 31, 2002. Recoverables from retrocessionaires relating to contracts in arbitration were 9.5% of equity at December 31, 2002. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2002. Allowances of US$ 17.4 million and US$ 9.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2002 and 2001, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 9.1
(US$ million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31
	2002	2001	2002	2001	2002	2001

Reserves for losses and loss adjustment expenses	6,821.3	5,710.5	1,459.8	1,545.0	5,361.5	4,165.5
Reserves for unearned premiums	1,170.7	968.7	94.7	78.9	1,076.0	889.8
Future life benefits	371.7	252.0	73.2	44.2	298.5	207.8

Total underwriting reserves at December 31	8,363.7	6,931.2	1,627.7	1,668.1	6,736.0	5,263.1

Table 9.2
Premiums written and earned
(US$ million)	Premiums written			Premiums earned
For the years ended December 31
	2002	2001	2000	2002	2001	2000

Direct premiums	88.0	124.9	169.9	77.1	106.6	177.0
Assumed premiums	3,447.8	2,756.3	2,395.9	3,289.0	2,581.9	2,244.1
Ceded premiums	–204.2	–393.4	–569.8	–191.2	–388.1	–559.6
Catastrophe Agreement	–9.4	–5.2	—	–9.4	–5.2	—

Total	3,322.2	2,482.6	1,996.0	3,165.5	2,295.2	1,861.5

Table 9.3
Benefits, losses and expenses
(US$ million)
For the years ended December 31	2002	2001	2000

Non-life losses and loss adjustment expenses
Direct	124.5	104.3	169.7
Assumed	2,402.7	2,694.3	2,106.5
Ceded	–191.9	–635.5	–756.2

Total	2,335.3	2,163.1	1,520.0

Life benefits and policyholder dividends
Assumed	185.0	140.1	88.9
Ceded	–28.3	–2.7	–4.4

Total	156.7	137.4	84.5

Underwriting acquisition costs
Direct	24.6	32.8	56.5
Assumed	707.6	529.0	492.4
Ceded	–65.5	–53.7	–94.5

Total	666.7	508.1	454.4

Catastrophe protection

As of December 31, 2002, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from an event in excess of US$ 90.0 million.

In June 2001, ZIC entered into a transaction with Trinom Ltd, a Bermuda company that ultimately provides ZIC with specific high-limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, and which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

Converium Group
Notes to the consolidated and historical combined financial statements(continued)

Additionally, as part of the Transactions, ZIC and Converium Ltd have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium Ltd receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium Ltd will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium Ltd is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium Ltd and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

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

In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

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

In December 2002, Converium Finance S.A., a newly formed Luxembourg company, issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding Ltd and Converium Ltd. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

Debt issuance costs and discounts of US$ 9.6 million and US$ 3.0 million at December 31, 2002 and 2001, respectively, have been deferred and are being amortized over the term of the related debt.

Converium Group
Notes to the consolidated and historical combined financial statements(continued)

Table 11.1
Income tax (benefit) expense
(US$ million)
Year ended December 31	2002	2001	2000

Switzerland
Current	23.9	—	1.3
Deferred	–22.2	–3.5	4.0

Total	1.7	–3.5	5.3
United States
Current	—	31.1	–19.2
Deferred	–34.4	–178.7	0.7

Total	–34.4	–147.6	–18.5
Germany
Current	0.2	3.4	1.0
Deferred	–16.9	–22.2	–7.3

Total	–16.7	–18.8	–6.3
Total
Current	24.1	34.5	–16.9
Deferred	–73.5	–204.4	–2.6

Total income tax benefit	–49.4	–169.9	–19.5

Table 11.2 below illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

Table 11.2
Expected and actual income tax (benefit) expense
(US$ million)
Year ended December 31	2002	2001	2000

Expected income tax (benefit) expense	–14.3	–180.3	–11.7
Increase (reduction) in taxes resulting from:
Tax-exempt interest income	–2.9	–4.8	–5.8
Non-taxable reinsurance contract	–4.9	–20.4	–20.5
Branch tax	0.7	2.6	2.8
Non-deductible expenses	9.1	15.7	18.1
Changes in applicable tax rates	–5.5	—	—
Deferred acquisition costs	–4.7	—	—
Currency translation adjustments	–6.7	—	—
Tax loss carryforward	–21.3	—	—
Valuation allowance	—	3.2	—
Non-deductible ceded premiums	—	8.5	—
Other	1.1	5.6	–2.4

Actual income tax benefit	–49.4	–169.9	–19.5

The “expected” weighted average tax rates for Converium Group were (24.9)%, 33.6% and 23.9% in 2002, 2001 and 2000, respectively. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which Converium Group operates. The 2002 effective consolidated tax benefit was 86.1% and reflects a one-time benefit of US$ 21.3 million as the result of a ruling received by Converium Ltd from the Swiss tax authorities regarding a tax loss carryforward. Other differences include the impact from currency translation adjustments and changes in tax rates.

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

Converium Group
Notes to the consolidated and historical combined financial statements(continued)

Table 11.3
Deferred income taxes
(US$ million)
December 31	2002	2001

Deferred income tax assets
Loss reserve discount	141.4	109.1
Unearned premium reserve deduction	16.6	23.6
Accruals not currently deductible	11.3	30.5
Impairment of equity securities	5.7	8.6
Partnership loss	6.3	11.7
Loss carryforwards	214.4	108.3
Other	17.5	11.8

Total deferred income tax assets	413.2	303.6
Valuation allowance	–21.4	–3.2

Net deferred income tax assets	391.8	300.4

Deferred income tax liabilities
Loss and benefit reserves	–39.3	–37.7
Deferred policy acquisition costs	–63.3	–54.2
Unrealized appreciation of investments	–20.6	–14.4
Other	–10.7	–0.2

Total deferred income tax liabilities	–133.9	–106.5

Net deferred income tax assets	391.8	300.4

Net deferred income tax assets as of December 31	257.9	193.9

The current income tax receivable as of December 31, 2002 and 2001 was US$ 0.9 million and US$ 4.8 million, respectively.

As of December 31, 2002, subsidiaries of Converium Group had total net operating loss carryforwards of US$ 611.6 million available to offset future taxable income. The majority of these losses will expire if not fully utilized within twenty years from the year they originated. A valuation allowance of US$ 21.4 million has been recorded related to certain income tax loss carryforwards.

12.     Employee benefits

Converium Group has established a number of independent benefit plans for its employees. Some employees belong to defined benefit plans. Other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns. Prior to the Separation Date, employees of Converium Group participated in various pension plans of Zurich Financial Services or its affiliates.

Personnel costs incurred for 2002, 2001 and 2000 were US$ 110.7 million, US$ 104.8 million and US$ 72.2 million, respectively.

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

The Pension Fund of Converium Ltd (“the Fund”) is a foundation whose objective is to insure the personnel of Converium Ltd against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules.

The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of

F-25

Converium Group
Notes to the consolidated and historical combined financial statements(continued)

the participant. Converium Ltd’s contribution amounts to between 9% and 16% of the coordinated annual base salary and 9% of the incentive-based salary. Converium Ltd’s contributions under the Fund amounted to CHF 8.6 million in 2002, the year the Fund started its activity, including a contribution of CHF 4.3 million for the cost of transition benefit provisions granted on January 1, 2002.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or prefinance their pension benefits reductions in case of early retirement.

Table 12.1
Weighted average	2002	2001	2000
Discount rate	3.85%	4.30%	4.39%
Expected long-term rate of return on assets	6.00%	5.25%	5.25%
Future salary increases	2.16%	2.57%	2.65%
Future pension increases	0.91%	1.36%	1.37%

Table 12.2
(US$ million)
	2002	2001	2000

Projected benefit obligation
Projected benefit obligation as of January 1	43.6	42.4	41.7
Service cost	5.0	2.9	2.7
Interest cost	2.1	1.8	1.7
Plan amendments	—	–1.6	—
Actuarial losses (gains)	4.5	–0.2	–2.4
Foreign currency translation effects	9.8	–1.4	0.7
Benefits paid	–0.1	–0.3	–2.0

Projected benefit obligation as of December 31	64.9	43.6	42.4

Fair value of plan assets
Fair value of plan assets as of January 1	23.6	32.5	30.0
Actual return on plan assets	–0.9	–1.7	1.5
Employee contributions	1.8	1.1	1.0
Employer contributions	5.9	2.6	2.2
Net transfer adjustment from the Transactions	—	–9.5	—
Foreign currency translation effects	5.3	–1.1	–0.2
Benefits paid	–0.1	–0.3	–2.0

Fair value of plan assets as of December 31	35.6	23.6	32.5

Funded status
Funded status	–29.3	–20.0	–9.9
Unrecognized transition obligation	2.8	1.0	1.5
Unrecognized net actuarial losses (gains)	8.2	2.0	–1.3
Unrecognized prior service cost	–1.7	–1.6	—
Additional plan liabilities	–1.1	—	—

Accrued benefit liability	–21.1	–18.6	–9.7

Amounts recognized in the balance sheet
Accrued benefit liability	–21.1	–18.6	–9.7

Table 12.3
Net periodic benefit expense
For the years ended December 31
(US$ million)	2002	2001	2000

Service cost	5.0	2.9	2.7
Interest cost	2.1	1.8	1.7
Expected return on plan assets	–1.7	–1.7	–1.0
Employee contributions	–1.8	–1.1	–1.0
Amortization of transition obligation	0.5	0.5	0.5
Amortization of past service cost	–0.2	—	—

Net periodic benefit expense	3.9	2.4	2.9

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 12.4
Accrued benefit liability
(US$ million)
As of December 31	2002	2001	2000

Balance at January 1	–18.6	–9.7	–9.4
Current year expense	–3.9	–2.4	–2.9
Contributions paid	5.9	2.6	2.2
Net transfer adjustment from the Transactions	—	–9.5	—
Foreign currency translation effects	–3.4	0.4	0.4
Additional plan liabilities	–1.1	—	—

Balance at December 31	–21.1	–18.6	–9.7

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

Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 0% to 25% of annual salaries up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.8 million, US$ 2.4 million and US$ 1.8 million in 2002, 2001 and 2000, respectively.

13.     Share compensation and incentive plans

Converium Group has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to the performance of Converium Group and encourage employee share ownership.

(a)  Cash-based incentive plans

Various Converium Group entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2002, 2001 and 2000 in connection with these plans was US$ 7.4 million, US$ 16.4 million and US$ 7.8 million, respectively.

(b)  Converium Group share-based plans

Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding Ltd is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.

Employee Stock Purchase Plan

Converium Group adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding Ltd shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding Ltd shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.

Share plan

Converium Group adopted a share plan (the “Share Plan”) for selected executives. Generally, the size of a participant’s award is based on their level of responsibility and position, market conditions and the extent of the executive’s prior participation in other Converium Group plans. Under the Share Plan, 29,732 shares and 21,099 shares were awarded to executives in 2002 and 2001, respectively, and 2,863 shares and nil shares were forfeited, respectively. These shares vest in their entirety after six years and are subject to acceleration after three years based on the achievement of certain performance objectives.

Retention awards and IPO share grant

In conjunction with the Transactions, Converium Group granted retention awards to certain employees in the form of 355,432 shares in Converium Holding Ltd, of which 161,449 shares vested in 2002, 35,908 shares were

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

forfeited during 2002, and 158,075 shares will vest in 2003. Employees other than those who were granted retention awards received, in conjunction with the Transactions, 120,370 shares in Converium Holding Ltd, of which 54,222 shares vested in 2002, 11,345 and 426 shares were forfeited during 2002 and 2001, respectively, and 54,377 shares will vest in 2003.

Stock option plan

Under the Stock Option Plan (the “Stock Option Plan”), certain employees were awarded 420,785 options to purchase shares in Converium Holding Ltd in 2002. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant dates of April 1, 2002 and October 1, 2002 and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

During 2001, 312,329 options to purchase shares in Converium Holding Ltd were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter. The options expire 10.5 years after the date of grant.

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

Table 13.1 summarizes the status of Converium Group’s outstanding stock options for 2002 and 2001.

Table 13.1		2002		2001
		Weighted average		Weighted average
	Options	exercise price	Options	exercise price

Outstanding at beginning of year	732,329	CHF 82.00	—	—
Granted	442,514	74.66	732,329	CHF 82.00
Exercised	–3,574	78.85	—	—
Forfeited	–55,845	80.40	—	—

Outstanding at end of year	1,115,424	79.28	732,329	82.00
Options exercisable end of year	423,509	80.47	183,082	82.00

     The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002 and 2001, respectively: risk-free rate of 1.87% and 3.21%, expected lives of three years, expected volatility of 31.27% and 32.67% and a dividend yield of 0.8% and 0.8%. The weighted average fair value of Converium Group stock options granted for the years ended December 31, 2002 and 2001 were US$ 12.15 and US$ 12.08, respectively.

     Table 13.2 summarizes information about stock options outstanding at December 31, 2002:

Table 13.2		Options outstanding
		Weighted aver-		Options exercisable
Range of	Number	age remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	Exercisable	exercise price

CHF 62.50	198,806	10.3	CHF 62.50	43,362	CHF 62.50
CHF 82.00-89.10	916,618	9.4	82.92	380,147	82.52
CHF 62.50-89.10	1,115,424	9.6	79.28	423,509	80.47

(c)  Zurich Financial Services share-based plans

Prior to the Transactions, employees of Converium Group participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, Converium Group established a number of independent share-based plans for its employees and certain Zurich Financial Services share based plans were converted into Converium Group shares and options.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Share plans

Certain Converium Group employees participated in long-term incentive plans operated by Zurich Financial Services. The outstanding share awards to Converium Group employees under the Zurich Financial Services long-term performance share plans were converted into 209,790 shares of Converium Holding Ltd, of which 83,531 shares vested in 2002, 24,636 shares were forfeited during 2002, and 101,623 shares vest in 2003.

Share option plans

Under the Global Share Option Plan, certain executives were awarded options annually to purchase shares of Zurich Financial Services. The outstanding options to purchase shares of Zurich Financial Services were converted into 14,769 options to purchase shares in Converium Holding Ltd. The expiration and term of the Converium Holding Ltd options is the same as the options from which they were converted.

(d)  Compensation expense

The compensation expense charged to income under both the Converium Group and Zurich Financial Services share and share option plans was US$ 24.4 million, US$ 11.0 million and US$ 0.8 million in 2002, 2001 and 2000, respectively.

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

(b)  Conditional share capital

Pursuant to Converium Holding Ltd’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium Group’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2002 CHF 62,170 of the conditional share capital, or 6,217 ordinary shares have been exercised.

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

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Converium Ltd may pay a maximum dividend, net of withholding tax, to Converium Holding Ltd without regulatory approval of approximately US$ 192.1 million as of December 31, 2002. The maximum dividend that Converium Holding Ltd is able to pay in 2003, before withholding tax, is approximately US$ 192.9 million as of December 31, 2002.

Statutory capital and surplus for Converium Ltd was CHF 2,524.1 million at December 31, 2001, the date of its most recent statutory report. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of approximately US$ 738.7 million at December 31, 2002, computed under local statutory accounting principles. As of December 31, 2002, Converium Group’s entities were in compliance with all applicable regulatory capital adequacy requirements.

15. Transactions with Zurich Financial Services

Converium Group has entered into various transactions with Zurich Financial Services and its subsidiaries, the most significant of which are described below.

Converium Group utilizes Zurich Financial Services affiliates as fronting vehicles. For example, Zurich American Insurance Company fronts Converium Group for the USAIG aviation pool. Eagle Star Insurance Company Limited fronts Converium Group for the Global Aerospace Underwriting Managers Pool. Additionally, beginning in 2001, Zurich Specialties London Ltd fronts Converium Group for the SATEC space pool. Gross assumed premiums under all of these transactions were US$ 120.4 million, US$ 44.0 million and US$ 35.8 million for 2002, 2001 and 2000, respectively.

During 2000, Converium Group entered into a significant modified life coinsurance agreement to assume certain assets and liabilities of Zurich International, Bermuda Branch. The quota share on these deposits and deposit liabilities totaled US$ 430.3 million as of December 31, 2002 and 2001 and are presented net on the balance sheet. The contract can be cancelled and withdrawn after five years.

Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty,

•	the remainder of the coverage under the agreement is commuted.

See Notes 3, 6, 8, 9, 11, 12, 13, 16, 17 and 19 for other transactions with Zurich Financial Services.

16.     Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium Group directors and members of the Converium Group Executive Committee as of December 31, 2002.

In May 2000, Converium Group entered into a strategic alliance with the Medical Defence Union that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of the Medical Defence Union that are issued by Zurich Financial Services’ entities, and are 100% reinsured by Converium Group. Gross assumed premiums under this transaction were US$ 140.0 million, US$ 57.0 million and US$ 30.2 million for 2002, 2001 and 2000, respectively.

In 2001, Converium acquired a 40% participation in SATEC, a leading global space underwriting agency based in Venice, Italy. This participation was increased to 48% in 2002. Gross assumed premiums through the pool managed by SATEC were US$ 5.0 million and US$ 3.2 million for 2002 and 2001, respectively.

In November 2002, Converium signed an agreement to take a 25% shareholding in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation managing underwriting agent, and agreed to become a member of the pools managed by it with a 25% share, commencing January 1, 2003. Completion of the acquisition is subject to various regulatory approvals.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

17. Supplemental cash flow disclosures

Significant non-cash financing activity included a net transfer to Zurich Financial Services of US$ 94.0 million in 2000.

Beginning in 2002, the change in the Funds Withheld Asset is reported as a component of cash provided by operating activities, as movements in its balance consist solely of operating activities subsequent to the Transactions.

Table 17.1

Supplemental cash flow disclosures

(US$ million)	2002	2001	2000

Income taxes paid	–2.3	–46.4	–46.7
Interest expense paid	–16.4	–22.1	–17.1

18. Fair value of financial instruments

The methods and assumptions used by Converium Group in estimating the fair value of financial instruments are:

•	fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	other investments for which quoted market prices are not readily available, are not fair valued and are not significant to Converium Group.

•	cash and short-term investments: carrying amounts approximate fair value.

•	debt: fair values are generally based upon quoted market prices.

Table 18.1 lists the estimated fair values and carrying values of Converium Group’s financial instruments as of December 31, 2002 and 2001.

Table 18.1	Total	Total	Total	Total
Fair value of financial instruments	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
	2002	2002	2001	2001

Fixed maturities	3,443.1	3,443.1	2,331.4	2,331.4
Equity securities	530.8	530.8	701.4	701.4
Other investments (excluding real estate)	9.4	9.4	51.8	51.8
Short-term investments	318.0	318.0	89.5	89.5
Funds Withheld Asset	1,648.1	1,648.1	1,598.5	1,598.5
Cash and cash equivalents	361.5	361.5	420.5	420.5
Debt	–375.1	–390.4	–194.1	–197.0

19. Commitments and contingencies

Converium Group has provided guarantees or commitments to external parties. These arrangements include commitments under certain conditions to make capital contributions, or provide equity financing. Converium Group’s guarantees were US$ 50.0 million as of December 31, 2002. Converium knows of no event that would require it to satisfy these guarantees.

To secure certain assumed reinsurance contracts, irrevocable letters of credit of US$ 372.4 million were outstanding at December 31, 2002. Investments of US$ 266.4 million are pledged as collateral related to certain of these letters of credit. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit. See Note 22 for additional information on guarantees.

Converium Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 14.8 million, US$ 10.8 million and US$ 10.3 million for the years ending December 31, 2002, 2001 and 2000, respectively.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1
Minimum future payments under operating leases	Rental
(US$ million)	payments

2003	11.9
2004	11.5
2005	11.2
2006	11.1
2007	11.1
2008 and thereafter	34.2
Total
Total	91.0
Total

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

Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty.

Converium Holding Ltd and its subsidiaries are continuously involved in other legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium Group’s financial position, with the exception of the matters described below:

Unicover Litigation

The Seattle, Washington litigation and the New York Supreme Court litigation among Converium Reinsurance (North America) Inc., (“CRNA”), the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August 2003. ZFS has been dismissed from the suit, and documentary and deposition discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion was denied. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. On the basis of the aggregate excess of loss protection from Zurich Insurance Company (see Notes 9 and 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of any judgment or settlement of this action. In addition, as part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to US$ 5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Since late fall of 2000, CRNA has received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. We believe we have fully and completely responded to all such inquires and the LDI has taken no action against CRNA. The last inquiry to which CRNA responded was received in August 2002, and since then CRNA has heard nothing further from the LDI.

Superior National Matters

After the purchase by Centre Solutions Holdings (Delaware) Limited, a subsidiary of Zurich Financial Services, of Centre Insurance Company, or CIC, from the Superior National Insurance Group, Inc., or SNIG, in December 1998, CIC was a ceding insurance carrier for certain SNIG subsidiaries with respect to workers’ compensation insurance in California and other U.S. states. Under certain contracts, various SNIG-related entities provided CIC with policy administration, claims administration and reinsurance with respect to the ceded business. Pursuant to a Partial Commutation and Settlement Agreement dated December 31, 1999, which we refer to as the CIC Agreement, CIC received approximately US$ 163 million of securities from a statutory deposit account maintained by California Compensation Insurance Company, or CalComp, and approximately US$ 22 million of cash from insurance company subsidiaries. Under the CIC Agreement, among other things, CIC provided a release to CalComp and Superior National Insurance Company from any liability of up to US$ 180 million under the SNIG subsidiaries’ reinsurance of ceded business placed with CIC.

On or about March 6, 2000, the California Insurance Commissioner placed SNIG’s insurance subsidiaries in conservation. On September 26, 2000, the court placed these companies in liquidation and named the California Insurance Commissioner, referred to herein as the Commissioner, as liquidator of those entities, referred to as the Superior National Insurance Companies in Liquidation, or SNICIL. The remaining SNIG entities filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in April 2000.

On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of SNICIL, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the Complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The liquidator’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA (US$ 17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately US$ 41 million with no further clarification as to the basis for this amount). CRNA has demurred to the Complaint, however, that demurrer has not yet been heard. CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

US Life Insurance Co. Arbitration

On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, ZC Insurance Company, now known as Converium Insurance (North America) Inc., and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were made in procuring that contract. Inception-to-date amounts ceded to the contract through December 31, 2002 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 110.8 million losses incurred. All discovery in this matter closed on November 15, 2002, and arbitration hearings commenced on December 9, 2002 for a two week period. Hearings resumed for another two-week period starting January 13, 2003. The arbitration has not concluded at this time and the arbitrators have advised that additional dates necessary to conclude the matter likely will not be available until 2004. Based on the limited information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

All American Life Insurance Company Arbitration

On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. All American has not indicated a definitive reason for their non-payment of losses. Inception-to-date amounts ceded to the contract through December 31, 2002 are US$ 41.1 million premiums earned, US$ 14.2 million commissions earned and US$ 62.5 million losses incurred. As of this date, the parties have not yet appointed arbitrators in this matter. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Continental Casualty Company Arbitration

On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration, CRNA is seeking enforcement of the retrocessional contract and Continental is seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through December 31, 2002 are US$ 20.8 million premiums earned, no commissions earned and US$ 53.4 million losses incurred. The parties have each selected their party-appointed arbitrators and the arbitrators are in the process of selecting an umpire. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Rückversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate.

Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

20. Consolidated entities

     A list of operating entities and other important holdings, together with the country of incorporation, Converium Group’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
Entity	incorporation	shares held		capital

Converium Rückversicherung (Deutschland) AG	Germany	98.63	Euro	4,601,627
Converium Finance S.A.	Luxembourg	100	Euro	31,000
Converium Holding Ltd	Switzerland	100	CHF	400,062,170
Converium Ltd	Switzerland	100	CHF	400,000,000
Converium Holdings (North America) Inc.	US	100	USD	1
Converium Reinsurance (North America) Inc.	US	100	USD	3,500,000
Converium Insurance (North America) Inc.	US	100	USD	5,000,000
Converium Holding (UK) Ltd	UK	100	GBP	101
Converium (UK) Ltd	UK	100	GBP	1
Converium Representatives Ltd	UK	100	GBP	1,000
Converium Underwriting Ltd	UK	100	GBP	2

Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003.

Converium’s interest in HVAG Hamburger Versicherungs-Aktiengesellschaft was sold for approximately US$ 0.7 million in January 2003.

21.     Earnings per share

The following table shows the average shares outstanding:

For the years ended December 31

	2002	2001	2000

Average shares outstanding (000’s)	39,911	40,000	40,000
Average diluted shares outstanding (000’s)	40,483	40,000	40,000

Earnings per share data for 2001 and 2000 is calculated based on 40 million registered shares of Converium Holding Ltd issued and outstanding as of December 31, 2001 as if these shares were outstanding for the years ended December 31, 2001 and 2000. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

22.     Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding Ltd (the “parent guarantor”), Converium Ltd (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2002 and 2001 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2002. The subsidiary issuer and subsidiary guarantor are direct, wholly-owned subsidiaries of the parent guarantor.

Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes.

Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
Statements of income	Converium		Converium	Non-
(US$ million)	Holding	Converium	Finance	Guarantor	Consolidating
Year ended December 31, 2002	Ltd	Ltd	S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,829.6	—	1,492.6	—	3,322.2

Net premiums earned	—	1,622.4	—	1,543.1	—	3,165.5
Net investment income	12.6	117.0	0.1	135.8	–13.7	251.8
Net realized capital (losses) gains	—	–13.9	—	3.6	—	–10.3
Other (loss) income	–0.5	11.9	—	–2.5	–10.1	–1.2

Total revenues	12.1	1,737.4	0.1	1,680.0	–23.8	3,405.8
Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	–1,178.7	—	–1,313.3	—	–2,492.0
Underwriting acquisition costs	—	–291.0	—	–375.7	—	–666.7
Other operating and administration expenses	20.7	–98.6	0.2	–95.6	—	–173.3
Interest expense	–10.7	–1.2	–0.3	–28.0	23.8	–16.4

Total benefits, losses and expenses	10.0	–1,569.5	–0.1	–1,812.6	23.8	–3,348.4

Income (loss) before taxes	22.1	167.9	—	–132.6	—	57.4
Income tax (expense) benefit	–2.2	0.5	—	51.1	—	49.4

Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	—	–81.5	—	106.8
Equity in income (loss) of subsidiaries	86.9	–81.5	—	—	–5.4	—

Net income (loss)	106.8	86.9	—	–81.5	–5.4	106.8

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Consolidating
Balance sheets	Converium		Converium	Non-
(US$ million)	Holding	Converium	Finance	Guarantor	Consolidating
December 31, 2002	Ltd	Ltd	S.A.	Entities	Adjustments	Consolidated

Assets
Invested Assets
Available-for-sale securities:
Fixed maturities	—	640.1	—	2,803.0	—	3,443.1
Equity securities	—	228.2	—	302.6	—	530.8
Investment in subsidiaries	1,684.3	838.4	—	—	–2,522.7	—
Notes receivable	150.0	—	150.0	—	–300.0	—
Short-term and other investments	26.8	435.6	42.7	13.4	–23.2	495.3

Total investments	1,861.1	2,142.3	192.7	3,119.0	–2,845.9	4,469.2
Funds Withheld Asset	—	1,648.1	—	—	—	1,648.1

Total invested assets	1,861.1	3,790.4	192.7	3,119.0	–2,845.9	6,117.3
Other Assets
Cash and cash equivalents	0.8	28.5	0.3	331.9	—	361.5
Premiums receivable	—	1,276.3	—	517.8	–72.8	1,721.3
Reinsurance assets	—	942.8	—	1,507.2	–582.4	1,867.6
Funds held by reinsureds	—	801.0	—	380.7	–245.8	935.9
Deferred policy acquisition costs	—	174.1	—	90.8	—	264.9
Deferred income taxes	—	37.3	—	354.5	—	391.8
Other assets	29.7	154.9	1.1	217.5	–12.5	390.7

Total assets	1,891.6	7,205.3	194.1	6,519.4	–3,759.4	12,051.0

Liabilities and equity Liabilities
Losses and loss adjustment expenses, gross	—	3,724.9	—	3,553.5	–457.1	6,821.3
Unearned premiums, gross	—	762.4	—	516.7	–108.4	1,170.7
Future life benefits, gross	—	—	—	371.7	—	371.7
Other reinsurance liabilities	—	588.9	—	173.7	–101.0	661.6
Funds held under reinsurance contracts	—	345.8	—	329.6	–245.9	429.5
Deferred income taxes	—	37.8	—	96.1	—	133.9
Accrued expenses and other liabilities	3.6	61.2	0.4	293.0	–24.3	333.9
Notes payable	150.0	—	—	150.0	–300.0	—
Debt	—	—	193.4	197.0	—	390.4

Total liabilities	153.6	5,521.0	193.8	5,681.3	–1,236.7	10,313.0

Equity
Common stock and additional paid-in capital	1,580.6	1,546.1	—	960.9	–2,507.0	1,580.6
Unearned stock compensation	–10.0	—	—	—	—	–10.0
Total accumulated other comprehensive income (loss)	60.6	51.3	0.3	–41.3	–10.3	60.6
Retained earnings	106.8	86.9	—	–81.5	–5.4	106.8

Total equity	1,738.0	1,684.3	0.3	838.1	–2,522.7	1,738.0

Total liabilities and equity	1,891.6	7,205.3	194.1	6,519.4	–3,759.4	12,051.0

Converium Group
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
Statements of cash flows	Converium		Converium	Non-
(US$ million)	Holding	Converium	Finance	Guarantor	Consolidating
Year ended December 31, 2002	Ltd	Ltd	S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	—	870.4

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	476.6	—	4,096.7	—	4,573.3
Purchases of fixed maturities	—	–1,054.1	—	–4,321.2	—	–5,375.3
Proceeds from sales of equity securities	—	144.1	—	455.1	—	599.2
Purchases of equity securities	—	–284.1	—	–367.0	—	–651.1
Net (increase) decrease in short-term investments	–3.6	–264.6	–42.7	82.4	—	–228.5
Purchase of note receivable	—	—	–150.0	—	150.0	—
Investment in subsidiaries	—	–104.8	—	—	104.8	—
All other investing activity	—	–9.9	–1.8	0.8	—	–10.9

Net cash (used in) provided by investing activities	–3.6	–1,096.8	–194.5	–53.2	254.8	–1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	—	—	193.7	—	—	193.7
Sale of note payable	—	150.0	—	—	–150.0	—
Capital contribution	—	—	—	104.8	–104.8	—
Purchases of common shares	–14.7	—	—	—	—	–14.7

Net cash (used in) provided by financing activities	–14.7	150.0	193.7	104.8	–254.8	179.0

Effect of exchange rate changes on cash and cash equivalents	—	–0.6	—	–14.5	—	–15.1

Change in cash and cash equivalents	–16.3	–312.2	0.3	269.2	—	–59.0
Cash and cash equivalents as of January 1	17.1	340.7	—	62.7	—	420.5

Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	—	361.5

Condensed consolidating
Statements of income			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding Ltd	Ltd	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,269.9	1,212.7	—	2,482.6

Net premiums earned	—	1,118.2	1,177.0	—	2,295.2
Net investment income	1.5	88.5	139.0	–0.3	228.7
Net realized capital gains (losses)	—	2.5	–20.9	—	–18.4
Other income (loss)	—	3.9	–9.0	–0.7	–5.8

Total revenues	1.5	1,213.1	1,286.1	–1.0	2,499.7

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	–997.9	–1,303.1	0.5	–2,300.5
Underwriting acquisition costs	—	–221.3	–286.8	—	–508.1
Other operating and administration expenses	–1.2	–54.8	–90.9	0.5	–146.4
Interest expense, amortization of goodwill and restructuring costs	–1.2	–40.6	–40.2	—	–82.0

Total benefits, losses and expenses	–2.4	–1,314.6	–1,721.0	1.0	–3,037.0

Loss before taxes	–0.9	–101.5	–434.9	—	–537.3
Income tax benefit	—	3.5	166.4	—	169.9

Net loss	–0.9	–98.0	–268.5	—	–367.4

F-38

Converium Holding Ltd
Notes to the consolidated and historical combined financial statements (continued)

Consolidating
Balance sheets			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding Ltd	Ltd	Entities	Adjustments	Consolidated

Assets
Invested Assets
Available-for-sale securities:
Fixed maturities	—	67.2	2,264.2	—	2,331.4
Equity securities	—	180.8	520.6	—	701.4
Investment in subsidiaries	1,560.0	739.6	—	–2,299.6	—
Notes receivable	150.0	150.0	—	–300.0	—
Short-term and other investments	—	155.2	129.4	—	284.6

Total investments	1,710.0	1,292.8	2,914.2	–2,599.6	3,317.4

Funds Withheld Asset	—	1,598.5	—	—	1,598.5

Total invested assets	1,710.0	2,891.3	2,914.2	–2,599.6	4,915.9

Other Assets
Cash and cash equivalents	17.1	340.7	62.7	—	420.5
Premiums receivable	—	688.0	281.8	45.3	1,015.1
Reinsurance assets	—	1,095.0	1,727.3	–754.0	2,068.3
Funds held by reinsureds	—	162.5	364.1	–3.2	523.4
Deferred policy acquisition costs	—	102.8	115.1	—	217.9
Deferred income taxes	—	11.0	289.4	—	300.4
Other assets	1.1	95.4	146.1	2.4	245.0

Total assets	1,728.2	5,386.7	5,900.7	–3,309.1	9,706.5

Liabilities and equity Liabilities
Losses and loss adjustment expenses, gross	—	2,748.2	3,410.6	–448.3	5,710.5
Unearned premiums, gross	—	515.2	452.0	1.5	968.7
Future life benefits, gross	—	—	252.0	—	252.0
Other reinsurance liabilities	—	200.3	115.6	—	315.9
Funds held under reinsurance contracts	—	308.3	375.2	–252.7	430.8
Deferred income taxes	—	25.5	81.0	—	106.5
Accrued expenses and other liabilities	7.4	29.2	127.7	–10.0	154.3
Notes payable	150.0	—	150.0	–300.0	—
Debt	—	—	197.0	—	197.0

Total liabilities	157.4	3,826.7	5,161.1	–1,009.5	8,135.7

Equity
Common stock and additional paid-in capital	1,589.5	1,552.7	771.8	–2,324.5	1,589.5
Unearned stock compensation	–27.1	—	—	—	–27.1
Total accumulated other comprehensive income (loss)	8.4	7.3	–32.2	24.9	8.4

Total equity	1,570.8	1,560.0	739.6	–2,299.6	1,570.8

Total liabilities and equity	1,728.2	5,386.7	5,900.7	–3,309.1	9,706.5

Converium Holding Ltd
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
Statements of cash flows			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding Ltd	Ltd	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	5.9	421.3	–120.5	4.8	311.5
Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	100.0	1,792.2	—	1,892.2
Purchases of fixed maturities	—	–123.6	–1,846.1	—	–1,969.7
Proceeds from sales of equity securities	—	38.1	250.5	—	288.6
Purchases of equity securities	—	–152.9	–272.8	—	–425.7
Net decrease (increase) in short-term investments	—	13.5	12.1	—	25.6
Net change in Funds Withheld Asset	—	–290.6	—	—	–290.6
Purchase of real estate held for investment	—	–139.4	—	—	–139.4
Issuance of note receivable	–150.0	–150.0	—	300.0	—
Investment in subsidiaries	–822.9	—	—	822.9	—
All other investing activity	—	–13.7	5.4	—	–8.3

Net cash (used in) provided by investing activities	–972.9	–718.6	–58.7	1,122.9	–627.3

Cash flows from financing activities
Issuance of note payable	150.0	—	150.0	–300.0	—
Capital contribution	—	822.9	—	–822.9	—
Net transfers from Zurich Financial Services	834.1	9.5	17.6	—	861.2
Payable to Zurich Financial Services	—	–233.4	—	—	–233.4

Net cash provided by (used in) financing activities	984.1	599.0	167.6	–1,122.9	627.8
Effect of exchange rate changes on cash and cash equivalents	—	–42.0	33.4	–4.8	–13.4

Change in cash and cash equivalents	17.1	259.7	21.8	—	298.6
Cash and cash equivalents as of January 1	—	81.0	40.9	—	121.9

Cash and cash equivalents as of December 31	17.1	340.7	62.7	—	420.5

Condensed consolidating
Statements of income		Non-
(US$ million)	Converium	Guarantor	Consolidating
Year ended December 31, 2000	Ltd	Entities	Adjustments	Consolidated

Revenues
Net premiums written	886.0	1,207.8	–97.8	1,996.0

Net premiums earned	762.7	1,203.3	–104.5	1,861.5
Net investment income	50.0	135.0	–9.0	176.0
Net realized capital gains (losses)	0.2	83.5	—	83.7
Other income (loss)	11.9	6.6	10.8	29.3

Total revenues	824.8	1,428.4	–102.7	2,150.5

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	–681.8	–1,009.1	86.4	–1,604.5
Underwriting acquisition costs	–155.7	–315.0	16.3	–454.4
Other operating and administration expenses	–43.3	–72.7	—	–116.0
Interest expense and amortization of goodwill	–3.0	–21.4	—	–24.4

Total benefits, losses and expenses	–883.8	–1,418.2	102.7	–2,199.3

(Loss) income before taxes	–59.0	10.2	—	–48.8
Income tax (expense) benefit	–5.3	24.8	—	19.5

Net (loss) income	–64.3	35.0	—	–29.3

Converium Holding Ltd
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
Statements of cash flows		Non-
(US$ million)	Converium	Guarantor	Consolidating
Year ended December 31, 2000	Ltd	Entities	Adjustments	Consolidated

Cash (used in) provided by operating activities	–103.8	70.6	—	–33.2
Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	21.4	619.3	—	640.7
Purchases of fixed maturities	–30.7	–683.8	—	–714.5
Proceeds from sales of equity securities	22.6	381.4	—	404.0
Purchases of equity securities	–62.7	–417.0	—	–479.7
Net (increase) decrease in short-term investments	–17.9	–13.4	—	–31.3
Net change in Zurich Financing Agreement	58.3	3.7	—	62.0
All other investing activity	–21.8	9.9	—	–11.9

Net cash used in investing activities	–30.8	–99.9	—	–130.7

Cash flows from financing activities
Payable to Zurich Financial Services	233.4	—	—	233.4

Net cash provided by financing activities	233.4	—	—	233.4

Effect of exchange rate changes on cash and cash equivalents	–42.8	27.1	—	–15.7

Change in cash and cash equivalents	56.0	–2.2	—	53.8
Cash and cash equivalents as of January 1	25.1	43.0	—	68.1

Cash and cash equivalents as of December 31	81.1	40.8	—	121.9

23. Subsequent events

In January 2003, Converium experienced losses arising from an earthquake in Mexico and fires in Australia. Official numbers of the economic or insured losses are not yet available and we have received limited claims notifications from our cedents. Based on such preliminary information, we estimate Converium’s pre-tax losses to be approximately US$ 5.0 million in total for both events.

CONVERIUM HOLDING AG
REPORT OF THE GROUP AUDITORS ON
THE FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of
Converium Holding AG, Zug

     Our audits of the consolidated and historical combined financial statements referred to in our report dated February 5, 2003, also included an audit of the financial statement schedules listed in Part III Item [18(b)] of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated and historical combined financial statements of Converium Group.

PricewaterhouseCoopers Ltd.

Lukas Marbacher	Andrew Hill

Zurich, February 5, 2003

Schedule I

			Amount
			at which
	Cost or		shown in
Summary of investments other than investments	amortized		the balance
in related parties as of December 31, 2002	cost	Fair value	sheet

		($ in millions)
Fixed maturities:
Bonds:
U.S. government	$1,497.1	$1,518.0	$1,518.0
Other government	383.8	384.9	384.9
Public utilities	14.2	15.0	15.0
Other corporate debt securities	389.0	391.6	391.6
Unit trust	303.7	306.6	306.6
Mortgage and asset-backed securities	821.5	827.0	827.0

Total fixed maturities	3,409.3	3,443.1	3,443.1

Equity securities:
Common stocks:
Public utilities	7.8	7.1	7.1
Banks, trusts, and insurance companies	56.8	47.1	47.1
Industrial, miscellaneous and all other	456.6	425.3	425.3
Unit-trust	56.9	45.0	45.0
Non-redeemable preferred stocks	6.3	6.3	6.3

Total equity securities	584.4	530.8	530.8

Mortgage loans	—	—	—
Real estate	175.6	167.9	167.9
Policyholder, collateral and other loans	0.3	0.3	0.3
Other investments	9.1	9.1	9.1
Short-term investments	318.0	318.0	318.0

Total investments	4,496.7	4,469.2	4,469.2

Funds Withheld Asset	1,648.1	1,648.1	1,648.1

Total invested assets	$6,144.8	$6,117.3	$6,117.3

Schedule II

Converium Holding AG
Statements of income

		June 19, 2001 (date
		of incorporation) to
($ million)	2002	December 31, 2001

Revenues
Net investment income	12.6	1.5
Other loss	-0.5	—

Total revenues	12.1	1.5

Expenses
Other operating and administration expenses	20.7	-1.2
Interest expense	-10.7	-1.2

Total expenses	10.0	-2.4

Income (loss) before taxes	22.1	-0.9
Income tax (expense) benefit	-2.2	—

Income (loss) before equity in income (loss) of subsidiaries	19.9	-0.9
Equity in income (loss) of subsidiaries	86.9	—

Net income (loss)	106.8	-0.9

See notes to consolidated financial statements.

Schedule II

Converium Holding AG
Balance sheets

($ million)
Year ended December 31	2002	2001

Assets
Invested assets
Investment in subsidiaries	1,684.3	1,560.0
Notes receivable	150.0	150.0
Short-term and other investments	26.8	—

Total invested assets	1,861.1	1,710.0

Other assets
Cash and cash equivalents	0.8	17.1
Other assets	29.7	1.1

Total assets	1,891.6	1,728.2

Liabilities and shareholder’s equity
Liabilities
Accrued expenses and other liabilities	3.6	7.4
Notes payable	150.0	150.0

Total liabilities	153.6	157.4

Equity
Common stock	253.0	253.0
Additional paid-in capital	1,330.9	1,336.5
Treasury stock	-3.3	—
Unearned stock compensation	-10.0	-27.1
Total accumulated other comprehensive income	60.6	8.4
Retained earnings	106.8	—

Total equity	1,738.0	1,570.8

Total liabilities and equity	1,891.6	1,728.2

See notes to consolidated financial statements.

Schedule II

Converium Holding AG
Statements of cash flows
($ million)

		June 19, 2001 (date
		of incorporation)
		to December 31,
	2002	2001

Cash flows from operating activities
Net income (loss) before equity in income (loss) of subsidiaries	19.9	-0.9
Changes in other assets and liabilities	-17.9	6.8

Cash provided by operating activities	2.0	5.9

Cash flows from investing activities
Issuance of note receivable	—	-150.0
Investment in Converium AG	—	-822.9
Net increase in short term investments	-3.6	—

Net cash (used in) investing activities	-3.6	-972.9

Cash flows from financing activities
Net transfer from Zurich Financial Services	—	834.1
Issuance of note payable	—	150.0
Purchases of common shares	-14.7	—

Net cash (used in) provided by financing activities	-14.7	984.1

Change in cash and cash equivalents	-16.3	17.1
Cash and cash equivalents, beginning of period	17.1	—

Cash and cash equivalents, end of period	0.8	17.1

See notes to consolidated financial statements.

Schedule IV

					% of amount
	Gross	Ceded to other	Assumed from other		assumed to
Reinsurance	Amount	companies	companies	Net amount	net

			($ in millions)
Insurance premiums and other considerations:
2002	$88.0	($213.6)	$3,447.8	$3,322.2	103.8%
2001	124.9	(398.6)	2,756.3	2,482.6	111.0%
2000	169.9	(569.8)	2,395.9	1,996.0	120.0%

GLOSSARY OF SELECTED
INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer.”

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Expense ratio	The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (“IBNR”) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

Modified co-insurance	A form of reinsurance which differs from co-insurance only in that reserves are retained by the ceding company while the risk remains with the reinsurer. The ceding company normally pays interest to replace the interest the reinsurer would have earned if it had held the assets corresponding to the reserves in its own investment portfolio. We principally use the term to refer to a proportional reinsurance product offered by our Converium Life operations to clients to finance their initial acquisition costs such as agent and broker commissions.

National Association of Insurance Commissioners	An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance.”

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Separate account	Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company’s other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as “investment linked” or “unit linked” products. The policyholders bear all of the investment risk for these products.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average

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

SIGNATURES

     The registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zurich, Switzerland on April 17, 2003.

CONVERIUM HOLDING AG

By	/s/ Dirk Lohmann

Name: Dirk Lohmann Title: Group Chief Executive Officer, Converium Holding AG

By	/s/ Martin A. Kauer

Name: Martin A. Kauer Title: Group Chief Financial Officer, Converium Holding AG

CERTIFICATIONS

I, Dirk Lohmann, certify that:

1.     I have reviewed this annual report on Form 20-F of Converium Holding AG.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in

Sig-1

internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

By: /s/ Dirk Lohmann
Dirk Lohmann
Group Chief Executive Officer, Converium Holding AG

I, Martin Kauer, certify that:

1.     I have reviewed this annual report on Form 20-F of Converium Holding AG.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

By: /s/ Martin A. Kauer
Martin A. Kauer
Group Chief Financial Officer, Converium Holding AG

Sig-2

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised February 5, 2003.

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032.

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032.

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001 (and effective as of July 1, 2001).*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset Purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.)

Limited and Zurich Insurance Company, Bermuda Brach, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-U.S. Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees. *

4.26	Omnibus Share Plan for U.S. Employees. *

4.27	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America),

Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each.

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM).

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM).

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG.

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM).

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	Consent of PricewaterhouseCoopers Ltd, independent accountants.

12.2	Certification of Chief Executive Officer.

12.3	Certification of Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.
+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.