Form 20-F
period 2003-12-31
CONVERIUM HOLDING AG
filed 2004-04-09
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14106

CONVERIUM HOLDING AG

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each Exchange on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (½) of one registered share, nominal value CHF10 per share	New York Stock Exchange
Registered shares, nominal value CHF10 per share*	New York Stock Exchange
8.25% Guaranteed Subordinated Notes due 2032 issued by Converium Finance S.A.	New York Stock Exchange
Subordinated Guarantee of Subordinated Notes+	New York Stock Exchange

* Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

     As of December 31, 2003, there were outstanding: 39,775,620 registered shares, nominal value CHF10 per share, including 5,764,442 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  x      No  ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  x

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

     In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. This annual report includes a number of forward-looking statements, including the following:

•	certain statements in “Item 4. — Information on the Company — B. Business Overview” with regard to strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results, litigation and the effects of changes or prospective changes in regulation.

•	certain statements in “Item 4. — Information on the Company — B. Business Overview — Regulation” with regard to the effects of changes or prospective changes in regulation.

•	certain statements in “Item 5. — Operating and Financial Review and Prospects” with regard to trends in results, prices, volumes, operations, investment results, margins, overall market trends, risk management and exchange rates.

•	certain statements in “Item 11. — Quantitative and Qualitative Disclosures About Market Risk” with regard to sensitivity analyses for invested assets.

     In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including factors set forth in “Item 3. - Key Information - D. Risk Factors” and the following:

•	cyclicality of the reinsurance industry.

•	uncertainties in our reserving process.

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates.

•	acts of terrorism and acts of war.

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio.

•	actions of competitors, including industry consolidation and development of competing financial products.

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets.

•	the lowering or loss of one of the financial strength ratings of one or more of our subsidiaries.

•	political risks in the countries in which we operate or in which we reinsure risks.

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized.

•	changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy.

•	failure of our retrocessional reinsurers to honor their obligations.

•	failure to prevail in any current or future arbitration or litigation.

•	risks associated with implementing our business strategies.

•	extraordinary events affecting our clients, such as bankruptcies and liquidations.

     The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, which have been audited by PricewaterhouseCoopers Ltd, independent accountants.

     Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. For a description of the transactions that led to the divestiture, which we refer to herein as the “Formation Transactions,” see “Item 4. — Information on the Company — A. History and Development of the Company.” The financial statements are presented as if we had been a separate entity for all periods presented and include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure prior to the Formation Transactions. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.

	Year ended December 31
	2003	2002	2001	2000	1999
	($ million, except per share information)
Income statement data:
Revenues:
Gross premiums written	$4,223.9	$3,535.8	$2,881.2	$2,565.8	$1,928.7
Less ceded premiums written	(396.9)	(213.6)	(398.6)	(569.8)	(358.5)

Net premiums written	3,827.0	3,322.2	2,482.6	1,996.0	1,570.2
Net change in unearned premiums	(150.5)	(156.7)	(187.4)	(134.5)	(168.7)

Net premiums earned	3,676.5	3,165.5	2,295.2	1,861.5	1,401.5
Net investment income	233.0	251.8	228.7	176.0	214.0
Net realized capital gains (losses)	18.4	(10.3)	(18.4)	83.7	76.3
Other income (loss)	2.7	(1.2)	(5.8)	29.3	22.1

Total revenues	3,930.6	3,405.8	2,499.7	2,150.5	1,713.9

Benefits, losses and expenses:
Losses, loss adjustment expenses and life benefits	(2,674.2)	(2,492.0)	(2,300.5)	(1,604.5)	(1,138.7)
Total costs and expenses	(1,032.0)	(856.4)	(678.7)	(587.5)	(470.6)
Amortization of goodwill (1)	—	—	(7.8)	(7.3)	(6.2)
Restructuring costs	—	—	(50.0)	—	—

Total benefits, losses and expenses	(3,706.2)	(3,348.4)	(3,037.0)	(2,199.3)	(1,615.5)

Income (loss) before taxes	224.4	57.4	(537.3)	(48.8)	98.4
Income tax (expense) benefit	(39.3)	49.4	169.9	19.5	(40.6)

Net income (loss)	$185.1	$106.8	$(367.4)	$(29.3)	$57.8

Earnings (loss) per share:
Average number of shares (millions)(2)	39.8	39.9	40.0	40.0	40.0
Basic earnings (loss) per share	$4.65	$2.68	$(9.18)	$(0.73)	$1.45
Diluted earnings (loss) per share	4.59	2.64	(9.18)	(0.73)	1.45

	Year ended December 31
	2003	2002	2001	2000	1999
	($ million, except per share information)
Balance sheet data:
Total invested assets	$7,528.7	$6,117.3	$4,915.9	$4,349.7	$4,232.8
Total assets	14,354.6	12,051.0	9,706.5	8,321.3	6,916.0
Insurance liabilities	11,410.8	9,454.8	7,677.9	6,486.6	5,048.9
Debt	390.6	390.4	197.0	196.9	196.8
Total liabilities	12,271.3	10,313.0	8,135.7	7,232.9	5,694.6
Total equity	2,083.3	1,738.0	1,570.8	1,088.4	1,221.4
Book value per share (2)	52.38	43.55	39.27	27.21	30.54

	Year ended December 31
	2003	2002	2001		2000	1999
	($ million)
Other data:
Net premiums written by segment:
Standard Property & Casualty Reinsurance	$1,645.6	$1,452.2	$1,280.0		$993.4	$673.6
Specialty Lines	1,811.9	1,555.3	968.4		818.2	757.5
Life & Health Reinsurance	369.5	314.7	234.2		184.4	139.1

Total net premiums written	$3,827.0	$3,322.2	$2,482.6		$1,996.0	$1,570.2

Non-life combined ratio	97.9%	103.7%	129.3	%(3)	116.5%	112.5%

Ratio of earnings to fixed charges (4)	7.2	3.7	(5)		(6)	5.9

(1)	For a discussion of goodwill and Converium’s compliance with SFAS 142, see Notes 2(k) and 7 to our consolidated financial statements.

(2)	Immediately following the Formation Transactions, we had 40,000,000 shares outstanding. Therefore, these shares are considered outstanding for all periods prior to December 11, 2001.

(3)	The impact on the non-life combined ratio of the September 11th terrorist attacks was 13.3%.

(4)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(5)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(6)	Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.

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

D. RISK FACTORS

Cyclicality of the reinsurance industry may cause fluctuations in our results

     The insurance and reinsurance industries, particularly the non-life market, are cyclical. Historically, operating results of reinsurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond their direct control. These developments include:

•	price competition.

•	frequency of occurrence or severity of both natural and man-made catastrophic events.

•	levels of capacity and demand.

•	general economic conditions.

•	changes in legislation, case law and prevailing concepts of liability.

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

Our loss reserves may not adequately cover future losses and benefits

     Our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves are insufficient to cover actual losses, loss adjustment expenses or future life benefits, we would have to add to these loss reserves and incur a charge to our earnings which could have a material adverse effect on our financial condition, results of operations or cash flows.

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

     Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing and loss reserving studies for many casualty lines of business, including those in which preliminary loss trends are noted. In 2003, there was $31.3 million net positive development on non-life prior years’ loss reserves. In the Standard Property & Casualty Reinsurance segment, net positive development of non-life prior years’ loss reserves on property lines of $113.5 million (primarily from the 2002 year) was partially offset by our recording provisions for additional losses on motor and general third party liability lines of $64.1 million (primarily from 2001 and prior years). In the Specialty Lines segment, adverse development on workers’ compensation and professional liability and other special liability lines of $120.3 million (primarily from 2000 and prior years) was largely offset by net positive development of non-life prior years’ loss reserves on aviation and space of $102.2 million (primarily from the 2002 year).

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

     We had $7,842.8 million of gross reserves and $6,457.4 million of net reserves for losses and loss adjustment expenses as of December 31, 2003. If we underestimated these net reserves by 5%, this would have resulted in an additional $322.9 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2003.

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

     The extent of our losses from catastrophic occurrences is a function of the total insured amount of losses our clients incur, the number of our clients affected, the frequency of the events and the severity of the particular catastrophe. In addition, depending on the nature of the loss, the speed with which claims are made, and the terms of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or raising funds at unfavorable costs, both of which could adversely affect the results of our operations.

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

     The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of $500 million for a 250- year return period loss. See “Item 4. — Information on the Company —

B. Business Overview — Catastrophe Risk Management.”

Terrorist attacks and national security threats could result in the payment of material insurance claims and may have an enduring negative effect on our business

     We believe that the terrorist attacks of September 11, 2001 represent the largest loss event in the insurance industry’s history. As of December 31, 2003, we have estimated and recorded gross losses and loss adjustment expenses for claims arising in connection with the terrorist attacks of $674.2 million. Our recorded net losses and loss adjustment expenses were $289.2 million, net of retrocessional reinsurance recoveries. Losses from our aviation and property businesses represented the majority of the net loss. The remainder of the losses were from our workers’ compensation, life and general third-party liability lines of business. It is still early in the claims process, and our gross estimates are subject to revision as claims are received from insurers and our claims to our retrocessionaires are identified and processed.

     We cannot assess the long-term effects of terrorist attacks and continuing threats to national security on our businesses at this time. The September 11th terrorist attacks, threats of further terrorist attacks and the military initiatives and political unrest in Iraq, Afghanistan and the Middle East have had and may continue to have a significant adverse effect on general economic, market and political conditions, increasing many of the risks in our businesses. Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have an enduring negative effect on our business, financial condition and results of operations.

     For additional discussion of the impact of the September 11th terrorist attacks on our business, see Note 8 to our consolidated financial statements.

If we are unable to achieve our investment objectives, our financial condition may be adversely affected

     Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. In 2003, net investment income and net realized capital gains accounted for 6.4% of our revenues. Accordingly, our capital levels, ability to pay catastrophic claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.

     As with any institutional investor, with a cash and investments portfolio of approximately $7.8 billion at the end of 2003, Converium is exposed to the financial markets; in particular, declining equity markets and an increase in interest rates would adversely impact our net income and shareholders’ equity.

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

We invest a portion of our assets globally in equity securities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets and, consequently, the value of the equity securities we own. See “Item 11. — Quantitative and Qualitative Disclosures About Market Risk.”

Competitive conditions in the reinsurance industry could adversely impact our results

     The reinsurance industry is highly competitive. Since Converium has only entered the market under its own brand name in 2001, some competitors have greater name and brand recognition. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our competitive position is based on many factors, including our overall financial strength, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. We compete for reinsurance business in U.S., European and other international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and higher financial strength ratings. We believe that our largest competitors include:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Hannover Re Group, which is 51.2% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	Lloyd’s syndicates active in the London market

•	Everest Reinsurance Company

•	Transatlantic Reinsurance Company

•	SCOR

•	companies active in the Bermuda Market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

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

The loss of key executive officers could adversely affect us

     Our ability to execute our business strategy is dependent on our ability to attract, develop and retain a staff of qualified underwriters and other personnel. Our management team includes a number of key personnel whose skills, experience and knowledge of the reinsurance industry constitute important elements of Converium’s competitive strengths. If some or all of these managers leave their positions at Converium, even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected.

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

     A ratings downgrade, or the potential for such a downgrade, among other things, could adversely affect our relationships with clients, brokers, agents, wholesalers and other distributors of our products and services, negatively impact new sales and adversely affect our ability to compete in our markets. Standard & Poor’s Corporation has rated Converium “A” (Strong), stable outlook, and A.M. Best Company, Inc has rated Converium “A” (Excellent), stable outlook. Our ratings may not satisfy the criteria required by some of our clients and brokers. Accordingly, we may suffer a loss of business as a result. Any reduction in our ratings could result in our reinsurance operations being removed from the approved lists of some brokers or clients and may adversely affect our ability to write business through such brokers or to such clients.

     Over time the rating agencies could reexamine the ratings affecting our industry generally, including us.

Regulatory or legal changes could adversely affect our business

     Insurance laws, regulations and policies currently governing us and our clients may change at any time in ways which may adversely affect our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. We are subject to applicable government regulation in each of the jurisdictions in which we conduct business, particularly in Switzerland, the United States, the United Kingdom and Germany. Regulatory agencies have broad administrative power over many aspects of the insurance and reinsurance industries. Government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors.

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

     A retrocessionaire’s insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve us of our liability to our ceding companies. See “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance.”

Because we depend on reinsurance brokers for a large portion of our revenue, loss of business written through them could adversely affect us

     We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets, such as the London market and the United States, we principally write through reinsurance brokers. In 2003, two reinsurance intermediaries produced approximately 11.0% and 12.0% of our gross premiums written. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on us.

Our reliance on reinsurance brokers exposes us to their credit risk

     In 2003, approximately 58.0% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.

Foreign exchange rate fluctuations may impact our results

     We publish our financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British pound and Swiss franc, into U.S. dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the U.S. dollar value of our investments and the return on our investments. For 2003, approximately:

•	48% of our net premiums written

•	29% of our net investment income

•	42% of our losses, loss adjustment expenses and life benefits, and

•	61% of our operating expenses

were denominated in currencies other than the U.S. dollar. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risk.”

We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients

     As part of the Formation Transactions, we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial amount of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. See “Item 4. — Information on the Company — A. History and Development of the Company” and “Item 10. — Additional Information — C. Material Contracts.” Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

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

The financial and investment return information included in this annual report may not be indicative of our future financial performance

     For periods ended December 31, 2001 and earlier, we derived the financial information included in this annual report from historical financial statements of Zurich Financial Services. These financial statements present the financial condition, results of operations and cash flows of the businesses, which prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. Accordingly, these financial statements may not necessarily reflect the results Converium would have achieved had it been a separate, stand-alone entity during the periods presented, or the financial position, results of operations and cash flows of Converium in the future.

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

Future European Commission directives may disadvantage companies like us which are not established within the European Union

     In October 2002, the European Commission, or EC, released a draft Proposal for a Directive of the European Parliament and of the Council concerning reinsurance and retrocession, which has been subject to a consultation process in the interim. The proposed Directive, when adopted will essentially establish the principles applicable to the taking-up of the business of reinsurance in a Member State as well as rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The Directive is based largely on solvency related concepts stipulated in the prior Directive adopted by the EU for insurance companies. The proposed Directive does not currently provide for any discrimination of non-EU based reinsurance companies. However, if the final adopted Directive should include such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our result of operations.

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

     The Formation Transactions consisted of the following principal steps:

•	the transfer to us of the Zurich reinsurance business now conducted by Converium AG, through a series of steps including:

•	our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, which we refer to collectively as the Quota Share Retrocession Agreement

•	the establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services, which we refer to collectively as the Funds Withheld Asset, on which we will be paid investment returns by the Zurich Financial Services units

•	the transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities

•	the acquisition of the Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.63% interest in Zürich Rückversicherung (Köln) AG, which was renamed Converium

Rückversicherung (Deutschland) AG. Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003

•	the acquisition of the North American reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, Converium Holdings (North America) Inc. assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed Converium Reinsurance (North America) Inc.

•	the sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in a global offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares

     As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium. The assets transferred to us included:

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Zurich reinsurance business

•	the balance of the assets transferred to us consisted of investments and cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services

     For a description of the agreements and transactions involved in the Formation Transactions and our divestiture from Zurich Financial Services, including certain ongoing contractual arrangements with Zurich Financial Services, see “Item 10. — Additional Information — C. Material Contracts.”

     Converium Finance S.A. is a company incorporated for unlimited duration under the laws of Luxembourg on October 7, 2002. It has authorized share capital of €31,000 divided into 3,100 shares with a par value of €10 per share, 3,099 of which are owned by Converium AG and one of which is held by BAC Management S.a.r.l., a director of Converium Finance S.A., and all of which are fully paid. Converium Finance S.A.’s registered office is 54, boulevard Napoleon Ier, L-2210 Luxembourg. The objective of Converium Finance S.A., as stated in its Articles of Incorporation, is the acquisition, the management, the enhancement and the disposal of participations in whichever form in domestic and foreign companies.

B. BUSINESS OVERVIEW

Overview

     Converium is a leading global reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance. We actively seek to create innovative and efficient reinsurance solutions to complement our clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring ours and our clients’ relationships with brokers. We have the ability to cover risks globally and to provide meaningful capacity worldwide. Based on calendar year 2002 third-party net premiums written, we rank among the ten largest global professional reinsurers.

     Converium was formed through the restructuring and integration of the third-party reinsurance business of Zurich Financial Services. We believe that our separation from Zurich Financial Services presents significant opportunities and benefits for us. We believe we have benefited from our status as an independently managed, publicly traded company.

     In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its Initial Public Offering (“IPO”) in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then parent, Zurich Financial Services. Over its first two years as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

     Converium’s business is now organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

     We offer a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

     We underwrite reinsurance both directly with ceding companies and through brokers, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. Globally, approximately 42.0% of our 2003 gross premiums written were written on a direct basis and approximately 58.0% were written through brokers.

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

     As a component of our strategy of getting closer to our clients and enhancing our understanding of the risks and other financial aspects of their business, we aligned our organizational structure to better serve our clients and enhance knowledge sharing among our underwriters, actuaries, client relationship managers and other personnel. This structure brings together professionals with treaty expertise and facultative specialists, focusing them around lines of business. We believe the combination of the two disciplines yields a stronger risk analysis and ultimately more profitable business opportunities for us, by allowing us to utilize the detailed knowledge of individual risks possessed by our facultative professionals in underwriting treaty business. For example, in North America, our facultative offices now report to persons with line of business responsibility. In Europe, we have established client relationship managers, supported by underwriters with both treaty and facultative expertise in all major lines of business. These client relationship managers are able to call upon our expertise from wherever it may be located within our global organization and establish multi-disciplinary client teams to address our clients’ needs. These teams seek to provide additional services to our clients, such as advice on balance sheet and operating risk management, underwriting audits and assistance with risk capital allocation.

     As a reflection of our financial strength and stability, Standard & Poor’s Corporation has rated Converium “A” (Strong), stable outlook, and A.M. Best Company Inc. has rated Converium “A” (Excellent), stable outlook. These ratings are based upon factors of concern to reinsurance clients and are not a measure of protection afforded to investors. These ratings may be revised, suspended or withdrawn at any time by the relevant rating agency. See “— Ratings.”

Our Strategy

     We believe we are an enduring leader of the global reinsurance industry, driving the evolution of the sector with forward-thinking and innovative solutions that enable our clients to efficiently manage their risk. We believe we are an agile, credible and interactive organization that provides the model for a new generation of reinsurers.

     We are a global multi-line reinsurer that satisfies its clients’ business needs by analyzing, assuming and managing risks. In an ethical and responsible manner, we believe we provide:

•	Sustainable value growth for our shareholders

•	Excellent service for our customers and intermediaries

•	A fulfilling work environment for our employees

•	A spirit of shared responsibility within our community

     We have a fiduciary mandate from our shareholders to invest their equity in the reinsurance business. Our core business is to analyze, assume and manage portfolios of insurance risks, and to invest the assets which support assumed insurance risks. All of our business aspirations remain within the boundaries of this defined field of activity. In achieving some of these, we will also transact direct insurance business; from an economic perspective, these exceptions remain within the bounds of our core business.

     Guiding principles to develop our business

     The five guiding principles for the development of our core business portfolio of assumed reinsurance risks across the reinsurance cycle are:

•	Our lead objective is to maximize our economic value. Our metrics include net after-tax operating income and Performance Excess

•	To optimize our overall risk profile, our business portfolio is diversified in three key ways: by line of business, by region and by duration

•	All contracts we underwrite should be profitable in expectation (i.e., a Performance Excess target of at least equal to zero). For every individual client relationship, Performance Excess must be greater than or equal to zero at every renewal

•	We seek growing relationships with our target clients, but sustainable profitability is a prerequisite

•	Assumed retrocession, financial guarantees, underwriting authorities for assumed reinsurance, and fronting are outside of our strategic scope

     *Performance Excess provides the basis for value-based management at Converium. It represents the economic value added attached to all reinsurance contracts in our portfolio. It takes into account all expected benefits and costs emanating from a contract or group of contracts, including expected premiums, expected losses and all other internal and external costs including risk-based cost of capital. Performance Excess is the expected net present value created for shareholders, in excess of the normal returns that they can expect from holding reinsurance company shares, such as Converium’s. We have chosen to make Performance Excess our key internal metric for measuring underwriting performance.

     The following are the guiding principles of our investment policy, capital management and retention management.

     Investment policy. We will continue to allocate our capital primarily to support underwriting risks. Strategic asset allocation will continue to be based on the capital allocated to support investment risks and on an integral asset and liability management approach. Within these boundaries, we strive to optimize the after-tax risk-return characteristics of the investment portfolio. Asset allocation will continue to focus on core portfolios of high-quality bonds and equities, generally managed passively. Further diversification will be achieved through complementary portfolios in other asset classes, such as real estate, credit portfolios, mortgage-backed securities, non-traditional or alternative investments. These portfolios will generally be actively managed. The acquisition of minority stakes in insurance or reinsurance companies remains outside of our strategic scope.

     Capital management. We manage our capital base so as to keep it strong enough to ensure that clients and brokers deem the company to be a credible reinsurer for short- and long-tail business. At the same time, we remain committed to returning capital to shareholders if such capital cannot be fully deployed to support reinsurance underwriting at adequate returns. Our cost of capital will continue to be competitive, and we will follow a sustainable dividend policy.

     Retention management. We will continue to effectively manage our gross and net risk position on a legal entity and on a group-wide basis, through global risk pooling and the limited purchase of retrocession.

     Global roles

     Our global strategy is set by our Board of Directors. The Board has delegated the implementation of our global strategy to the Global Executive Committee. Under our strategy, a specific global role has been outlined for each segment and function within the organization. These “job descriptions” for our various operating units clarify the contribution that each makes to the execution of the strategy — and, by doing so, the roles explain our strategy and provide information on the plan for its execution.

     The global roles assigned to our segments are as follows:

     Standard Property & Casualty Reinsurance

     The Standard Property & Casualty Reinsurance segment’s role in the current market environment and at the present stage of our development is to continue to position us as a core player in the global reinsurance marketplace. In so doing, it yields the market presence necessary to gain access to new and profitable business, to establish further geographical diversification of assumed risks, and to continue to contribute to earnings and cash flows.

     Specialty Lines

     The Specialty Lines segment’s role is to develop several core specialty businesses in which we can position ourselves clearly as a market leader and can effectively leverage our intellectual assets in risk analysis, structuring, product design and risk modeling. The focus on specialty lines of businesses is based upon the belief that Converium, with its intellectual and structural assets, can offer unique service propositions to its chosen clients that will allow for superior profit generation over the reinsurance cycle. The Specialty Lines segment seeks to develop preferred access to business opportunities through joint ventures or participations in entities that enjoy a unique position in the minds of clients. Additionally, the Specialty Lines segment should capitalize on relationships developed through the Standard Property & Casualty Reinsurance segment. In so doing, the segment offers added value and additional service to clients, which may in turn yield more business for the Standard Property & Casualty Reinsurance segment.

     Due to the long-tail nature of much of the specialty lines of business, the emergence of accounting profit (on the basis of U.S. GAAP) will come with a certain time lag. Therefore, the Specialty Lines segment in its early growth phases will be the generator of substantial operating cash flows and future investment income, which will provide the platform for future earnings. The high levels of carried reserves necessary for the specialty lines underwritten by the segment will be capital consumptive during periods of strong growth in written premium and may pose a constraint on the amount of growth and business mix of the segment. Converium’s challenge will be to generate acceptable combined ratios in today’s low interest rate environment, so as to not distort published calendar year earnings.

     Life & Health Reinsurance

     The business underwritten by the Life & Health Reinsurance segment increases the stability of our income, because traditional life reinsurance has a low correlation to property and casualty risk, and can therefore improve risk diversification. This segment is to provide current earnings through life and health underwriting, and in addition will yield future earnings through life reinsurance.

     The global roles assigned to our functions are as follows:

     Functions reporting to the Chief Technical Officer

     All functions reporting to the Chief Technical Officer (CTO) – Underwriting Controlling, Global Risk Pooling and Retention Management, Strategic Planning and Cycle Management, the Strategic Project Office and Global Claims – have the common objective of ensuring a consistent and profit-optimizing approach to global underwriting results. This entails monitoring of adherence to common underwriting and claims standards and best practices, including peer reviews and client audit capabilities.

     Actuarial and Risk Management

     It is the Actuarial and Risk Management functions’ responsibility to measure and monitor our overall risk/return profile, and thus to enable management to take informed decisions consistent with our strategy. This includes the assessment of past and expected future profitability on the underwriting side, and the allocation of risk-based capital to support the organization most efficiently. The Actuarial and Risk Management functions ensure consistency and risk assessment best practice for underwriting risk through pricing and reserving analysis, asset risks (including investments) and strategic and operational risks. They provide comprehensive, timely and reliable information to all stakeholders in order to support decision-making processes.

     Finance

     The Finance function provides the financial data necessary both to measure our actual and expected future profitability in a way that is consistent throughout the organization, and to comply with external financial reporting requirements. In both cases, data is formatted according to the requirements of those who need the information. In addition, the Investment and Treasury functions optimize the risk/return ratio of invested assets based on our asset and liability management approach and on the capital attributed to investment risks. Finance actively manages our claims-supporting capital, ensuring that we have an appropriate level of capitalization and financial leverage to offer clients and rating agencies an adequate degree of security, while allowing for satisfactory returns for shareholders. To achieve an efficient balance between the need for an appropriate rating and the need to provide sustainable returns, the Finance function takes a lead role in the management of our relationships with key shareholders, financial analysts and rating agencies.

     Information Technology

     The Information Technology (IT) function efficiently supports the whole organization by providing stable global core applications and IT infrastructure that is driven by user requirements. The IT function enables data to be globally consistent and easily accessible.

     Legal

     The Legal function provides the efficient legal support necessary for our business and corporate development. It provides management with its independent assessment of the critical legal issues pertinent to our business and ensures the proper legal governance of the organization.

     Human Resources

     As a strategic partner of all functions in the organization, Human Resources enables us to attract, develop and retain the talent needed to achieve our business goals.

     Corporate Communications

     The Corporate Communications function plays an instrumental role in providing timely, truthful, comprehensive and relevant information to all of our stakeholders and the public in general. This function also provides internal consultancy services, and assists in shaping Converium’s branding and messaging content to ensure that all stakeholders have easy access to all relevant information about Converium.

Our Business

     We are a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

     In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, London, Milan, Paris, Singapore and Sydney, as well as marketing offices in Atlanta, Buenos Aires, Chicago, Kuala Lumpur, London, Mexico City, Mission Viejo, San Francisco, Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut. We have a sub-holding company in London and another company in Luxembourg.

     Converium’s business is now organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. To measure the financial performance of our operating segments, we define segment income as income before other income (loss), interest expense, and income taxes. The 2001 results also exclude the amortization of goodwill and restructuring costs.

The table below presents, by segment, the distribution of our premiums written and income for the year ended December 31, 2003. For additional information regarding the results of our operating segments, see “Item 5 — Operating and Financial Review and Prospects — A. Operating Results” and the Schedule of Segment Data on pages F-7 and F-8 of the financial statements.

	Year Ended December 31, 2003
					Segment
					income
	Gross premiums written		Net premiums written		(loss)
	$ millions	% of total	$ millions	% of total	$ millions
Business Segment:
Standard Property & Casualty Reinsurance	$1,795.4	42.5%	$1,645.6	43.0%	$183.7
Specialty Lines	2,022.0	47.9	1,811.9	47.3	115.2
Life & Health Reinsurance	406.5	9.6	369.5	9.7	(11.9)
Corporate Center	—	—	—	—	(34.3)

Total	$4,223.9	100.0%	$3,827.0	100.0%	252.7

Other income					2.7
Interest expense					(31.0)
Income tax expense					(39.3)

Net income					$185.1

     The table below presents the geographic distribution of our gross premiums written for the years ended December 31, 2003, 2002 and 2001, based on the location of the ceding companies.

	Year Ended December 31,
	2003		2002		2001
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
United Kingdom*	$1,083.0	25.6%	$910.4	25.8%	$560.1	19.4%
Germany	286.9	6.8	176.1	5.0	179.4	6.2
France	160.5	3.8	106.9	3.0	89.8	3.1
Italy	131.2	3.1	84.0	2.4	62.7	2.2
Rest of Europe	338.8	8.0	224.0	6.3	199.5	6.9
Far East	266.4	6.3	191.9	5.4	113.7	4.0
Near and Middle East	134.3	3.2	124.3	3.5	99.8	3.5
North America	1,671.1	39.6	1,553.2	43.9	1,431.5	49.7
Latin America	151.7	3.6	165.0	4.7	144.7	5.0

Total	$4,223.9	100.0%	$3,535.8	100.0%	$2,881.2	100.0%

*	Premiums from the United Kingdom include business assumed through Global Aerospace Underwriting Managers Limited and Lloyds’ syndicates for such lines of business as aviation and space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk

     The table below presents the distribution of our net premiums written by line of business for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003		2002		2001
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Standard Property & Casualty Reinsurance
General third party liability	$335.0	8.8%	$337.7	10.2%	$271.6	10.9%
Motor	488.5	12.8	453.5	13.7	436.9	17.6
Personal accident (assumed from non-life insurers)	35.1	0.9	35.0	1.1	21.1	0.8
Property	787.0	20.5	626.0	18.7	550.4	22.3

Total standard property & casualty reinsurance	1,645.6	43.0	1,452.2	43.7	1,280.0	51.6

Specialty Lines
Agribusiness	90.0	2.4	22.0	0.7	32.0	1.3
Aviation & space	341.8	8.9	365.3	11.0	182.8	7.4
Credit & surety	236.0	6.2	200.1	6.0	178.5	7.2
Engineering	139.9	3.7	116.1	3.5	81.5	3.3
Marine & energy	95.3	2.5	94.3	2.8	73.6	3.0
Professional liability and other special liability	598.0	15.5	536.9	16.2	241.2	9.6
Workers’ compensation	310.9	8.1	220.6	6.6	178.8	7.2

Total specialty lines	1,811.9	47.3	1,555.3	46.8	968.4	39.0

Total non-life reinsurance	3,457.5	90.3	3,007.5	90.5	2,248.4	90.6

Life & Health Reinsurance
Life and disability	162.1	4.2	154.7	4.7	136.4	5.5
Accident and health	207.4	5.5	160.0	4.8	97.8	3.9

Total life & health reinsurance	369.5	9.7	314.7	9.5	234.2	9.4

Total	$3,827.0	100.0%	$3,322.2	100.0%	$2,482.6	100.0%

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

     Both non-life reinsurance and life reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company’s underwriters. This dependence subjects reinsurers to the possibility that the ceding company has not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded to the reinsurer may not adequately compensate the reinsurer for the risk assumed. Accordingly, the reinsurer’s evaluation of the ceding company’s risk management and underwriting practices, as well as claims settlement practices and procedures, will usually impact the pricing of the treaty.

     Generally, reinsurers who provide facultative reinsurance do so separately from their treaty operations. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures, which results in greater volatility. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved. Because of the transactional nature of the business and the greater risks generally involved, margins on facultative business are usually higher than on treaty business. However, reinsurers who provide facultative coverage solely, or through distinct operations, experience relatively high underwriting expenses and, in particular, personnel costs, because each risk is individually underwritten and administered.

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

     In 2003, $2.6 billion or approximately 62% of our gross premiums written were written on a proportional treaty basis, $1.2 billion or approximately 27% of our gross premiums written were written on a non-proportional basis, and $458.7 million or approximately 11% of our net premiums written were written on a structured/finite basis.

     The table below presents the distribution of our gross premiums written by type of reinsurance for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003		2002		2001
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Proportional	$2,609.6	61.8%	$2,107.2	59.6%	$1,757.2	61.0%
Non-proportional	1,155.5	27.3	925.2	26.2	798.6	27.7
Structured/finite	458.8	10.9	503.4	14.2	325.4	11.3

Total	$4,223.9	100.0%	$3,535.8	100.0%	$2,881.2	100.0%

Proportional and Non-proportional

     We offer traditional reinsurance products on both a proportional and non-proportional basis in all our lines of business. Our non-proportional business includes property, motor, aviation and space and professional liability and other special lines, to complement our established market position in non-proportional liability. The growth in our proportional business has been mainly due to an increase in proportional property, aviation and space and motor as well as opportunities in proportional agribusiness.

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

Structured/Finite

     Structured/finite reinsurance solutions are marketed and underwritten by the Risk Strategies divisions of our Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments. These divisions focus on servicing the needs of the reinsurance market that may not be met efficiently through traditional reinsurance products. With primary operating locations in Zurich, New York and Cologne, our structured/finite specialists focus on providing clients with innovative financial solutions for their risk management and other financial needs, primarily through reinsurance products. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs.

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

     Our customers use structured/finite products principally to mitigate volatility as well as to transfer insurance risks. The more widely used structured/finite products have similar features but differing terms and limits, depending on the customer’s requirements. The three main types of structured/finite products that we offer are described below.

•	Multi-year aggregate excess of loss reinsurance contracts have become a well-established structured/finite reinsurance product in the North American market. These reinsurance contracts provide coverage when the ceding company’s applicable block of policies reports losses at or above a specific loss ratio. This type of product will often charge an up-front premium plus additional premiums, which are dependent on the magnitude of losses claimed by the ceding company under the contract. The ceding company generally also participates in a profit sharing arrangement under these types of reinsurance contracts if the business covered does not generate excessive losses.

•	Loss portfolio transfer and adverse loss development contracts are sold by all of our business segments. These products are considered retroactive reinsurance as they cover past periods for which the loss events have already occurred, but where all claims have not yet been made or paid. Retroactive structured/finite reinsurance products remain an attractive solution for certain clients, who may, for example, wish to exit a particular line of business, facilitate a business acquisition or stabilize statutory capital. Typically, a loss portfolio transfer will transfer to the reinsurer all risks underwritten, subject to an aggregate loss limit established in the contract. Adverse loss development products provide reinsurance coverage for losses in excess of the carried loss reserves of the ceding company at the transaction date, or in some cases at a mutually agreed attachment point, in excess of existing loss reserves.

•	Modified co-insurance contracts are offered by our Life & Health Reinsurance segment. This product is used by our life insurance clients principally to relieve the strain on statutory surplus caused by the statutory accounting requirement to expense all new business acquisition costs in the year incurred. Clients that are growing rapidly can encounter severe capital constraints as a result of this requirement. The reinsurance contract is a co-insurance contract (which means the reinsurer assumes a percentage of the same risks as the life insurer), modified to allow the ceding company to retain the investments which support the liabilities for future policy benefits applicable to the reinsured portfolio of business. We pay a ceding commission to our client, who accounts for it as statutory income and thus replenishes the surplus previously consumed by new business acquisition costs.

Non-Life Operations

Overview

     We operate our non-life reinsurance business through our two non-life segments: Standard Property & Casualty Reinsurance and Specialty Lines. Our non-life operations had gross premiums written of $3,817.4 million for the year ended December 31, 2003, representing 90.4% of our total gross premiums written.

     The following table sets forth our non-life reinsurance gross premiums written by type and line of business for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,
	2003		2002		2001
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Proportional
General third party liability	$217.9	9.7%	$194.5	11.0%	$251.2	16.8%
Motor	373.6	16.6	251.2	14.2	345.6	23.2
Personal accident (assumed from non-life insurers)	27.3	1.2	31.9	1.8	19.6	1.3
Property	503.0	22.4	423.5	24.0	288.5	19.3
Agribusiness	83.6	3.7	3.5	0.2	11.4	0.8
Aviation & space	417.7	18.6	310.8	17.6	176.3	11.8
Credit & surety	181.8	8.1	133.7	7.6	114.0	7.6
Engineering	141.5	6.3	118.8	6.7	82.8	5.6
Marine & energy	78.5	3.5	81.5	4.6	56.3	3.8
Professional liability and other special liability	193.6	8.6	194.7	11.0	111.6	7.5
Workers’ compensation	29.3	1.3	22.6	1.3	34.0	2.3

Total Proportional	$2,247.8	100.0%	$1,766.7	100.0%	$1,491.3	100.0%

Non-Proportional
General third party liability	$137.9	12.6%	$136.0	15.0%	$115.8	14.7%
Motor	138.5	12.7	123.3	13.6	106.9	13.5
Personal accident (assumed from non-life insurers)	7.7	0.7	3.1	0.3	1.3	0.2
Property	354.6	32.4	248.2	27.6	274.8	34.6
Agribusiness	14.9	1.4	18.5	2.0	20.7	2.6
Aviation & space	67.8	6.2	97.4	10.7	49.6	6.3
Credit & surety	39.9	3.7	35.6	3.9	17.6	2.2
Engineering	3.4	0.3	2.1	0.2	2.9	0.4
Marine & energy	22.4	2.1	18.8	2.1	22.6	2.9
Professional liability and other special liability	278.9	25.5	213.5	23.5	147.4	18.7
Workers’ compensation	25.9	2.4	10.1	1.1	30.5	3.9

Total Non-Proportional	$1,091.9	100.0%	$906.6	100.0%	$790.1	100.0%

Structured/Finite
General third party liability	$33.2	6.9%	$28.0	5.4%	$69.6	20.3%
Motor	—	—	100.2	19.3	4.1	1.2
Personal accident (assumed from non-life insurers)	—	—	—	—	—	—
Property	1.6	0.3	2.5	0.5	18.2	5.3
Agribusiness	—	—	—	—	—	—
Aviation & space	-0.2	—	—	—	1.4	0.4
Credit & surety	39.6	8.3	46.8	9.0	59.7	17.4
Engineering	—	—	—	—	—	—
Marine & energy	—	—	—	—	—	—
Professional liability and other special liability	149.7	31.3	160.0	30.8	13.1	3.8
Workers’ compensation	253.8	53.2	181.8	35.0	177.3	51.6

Total Structured/Finite	$477.7	100.0%	$519.3	100.0%	$343.4	100.0%

Total
General third party liability	$389.0	10.2%	$358.5	11.2%	$436.6	16.6%
Motor	512.1	13.4	474.7	14.9	456.6	17.3
Personal accident (assumed from non-life insurers)	35.0	1.0	35.0	1.1	20.9	0.8
Property	859.2	22.5	674.2	21.1	581.5	22.2
Agribusiness	98.5	2.6	22.0	0.7	32.1	1.2
Aviation & Space	485.3	12.7	408.2	12.8	227.3	8.7
Credit & surety	261.3	6.8	216.1	6.8	191.3	7.3
Engineering	144.9	3.8	120.9	3.8	85.7	3.3
Marine & energy	100.9	2.6	100.3	3.1	78.9	3.0
Professional liability and other special liability	622.2	16.3	568.2	17.8	272.1	10.4
Workers’ compensation	309.0	8.1	214.5	6.7	241.8	9.2

Total	$3,817.4	100.0%	$3,192.6	100.0%	$2,624.8	100.0%

     The table below presents the loss, underwriting expense and combined ratios of our non-life reinsurance business both by line of business and type of reinsurance for the years ended December 31, 2003, 2002 and 2001. This table represents an aggregation of line of business ratios for our two non-life segments. Subsequent tables present ratios for each non-life segment by line of business and type of reinsurance. Any prior underwriting year development (positive or negative) will affect the ratios of the calendar year in which the activity is recorded.

Loss, Expense and Combined Ratios
Year Ended December 31,

	2003			2002			2001
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
General third party liability	92.1%	22.1%	114.2%	109.4%	19.0%	128.4%	132.8%	20.0%	152.8%
Motor	86.3	18.4	104.7	84.8	22.8	107.6	83.2	21.8	105.0
Personal accident (assumed from non-life insurers)	68.9	23.1	92.0	69.4	18.1	87.5	94.6	11.2	105.8
Property	46.2	24.8	71.0	52.3	23.8	76.1	84.8	18.1	102.9
Agribusiness	87.0	8.6	95.6	100.9	4.8	105.7	57.0	8.3	65.3
Aviation & space	44.3	15.4	59.7	69.9	13.0	82.9	179.9	21.8	201.7
Credit & surety	59.8	30.2	90.0	64.8	28.8	93.6	113.3	34.2	147.5
Engineering	64.7	29.7	94.4	81.7	21.9	103.6	97.8	24.2	122.0
Marine & energy	73.5	18.6	92.1	86.3	23.3	109.6	99.6	23.0	122.6
Professional liability and other special liability	79.2	26.5	105.7	101.0	19.5	120.5	106.8	31.7	138.5
Workers’ compensation	114.3	13.0	127.3	61.1	24.3	85.4	73.4	34.3	107.7
Proportional	65.0	25.1	90.1	75.7	24.3	100.0	82.0	31.8	113.8
Non-Proportional	84.3	13.1	97.4	80.8	15.6	96.4	121.6	16.4	138.0
Structured/Finite	74.4	27.4	101.8	82.5	19.2	101.7	136.7	-1.6	135.1
Total	71.5	22.0	93.5	78.2	21.1	99.3	99.9	23.4	123.3

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of the financial statements.

For an explanation of significant loss activity, see “Item 5 — Operating and Financial Review and Prospects — A. Operating Results”.

Standard Property & Casualty Reinsurance

     The Standard Property & Casualty Reinsurance segment’s role in the current market environment and at the present stage of our development is to continue to position us as a core player in the global reinsurance marketplace. In so doing, it yields the market presence necessary to gain access to new and profitable business, to establish further geographical diversification of assumed risks, and to continue to contribute to earnings and cash flows. The lines of business of the Standard Property & Casualty Reinsurance segment are as follows:

     General third party liability. We provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third-party liability. We provide liability coverage on both a proportional and non-proportional basis.

     Motor. We reinsure liability risks, collision damage and accident risks of motor vehicles. Motor insurance can include coverage in three major areas - liability, physical damage and accident benefits. Liability insurance provides coverage payment for injuries and for property damage to third parties. Physical damage provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Accident benefits provide coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault.

     Personal accident (assumed from non-life insurers). We provide accident coverages for various business lines, including personal accident and travel accident.

     Property. We reinsure liability for physical damage caused by fire and allied perils such as explosion, lightning, storm, flood, earthquake and costs of debris removal, as well as coverage of business interruption and loss of rent as a result of an insured loss. Other sub-lines of property reinsurance include cover for hail, burglary, water damage and glass breakage.

     The following table presents the distribution of net premiums written by our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31
	2003		2002		2001
	$		$		$
	millions	% of total	millions	% of total	millions	% of total
Standard Property & Casualty Reinsurance:
General third party liability	$335.0	20.4%	$337.7	23.2%	$271.6	21.2%
Motor	488.5	29.7	453.5	31.2	436.9	34.1
Personal accident (assumed from non-life insurers)	35.1	2.1	35.0	2.4	21.1	1.6
Property	787.0	47.8	626.0	43.2	550.4	43.1

Total standard property & casualty reinsurance	$1,645.6	100.0%	$1,452.2	100.0%	$1,280.0	100.0%

     The following table presents the loss, underwriting expense and combined ratios of our Standard Property & Casualty Reinsurance segment by line of business and type of reinsurance for the years ended December 31, 2003, 2002 and 2001.

Loss, Expense and Combined Ratios
Year Ended December 31,

	2003			2002			2001
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
General third party liability	92.1%	22.1%	114.2%	109.4%	19.0%	128.4%	132.8%	20.0%	152.8%
Motor	86.3	18.4	104.7	84.8	22.8	107.6	83.2	21.8	105.0
Personal accident (assumed from non-life insurers)	68.9	23.1	92.0	69.4	18.1	87.5	94.6	11.2	105.8
Property	46.2	24.8	71.0	52.3	23.8	76.1	84.8	18.1	102.9
Proportional	55.7	26.0	81.7	77.9	27.7	105.6	54.0	35.2	89.2
Non-Proportional	85.8	13.7	99.5	76.8	10.6	87.4	135.6	7.9	143.5
Structured/Finite	188.2	40.2	228.4	64.0	29.9	93.9	202.5	-47.1	155.4
Total	68.3	22.3	90.6	76.3	22.2	98.5	93.2	19.6	112.8

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of the financial statements.

For an explanation of significant loss activity, see “Item 5 — Operating and Financial Review and Prospects — A. Operating Results”.

Specialty Lines

Overview

     The Specialty Lines segment’s role is to develop several core specialty lines of businesses in which we can position ourselves clearly as a market leader and can effectively leverage our intellectual assets in risk analysis, structuring, product design and risk modelling. The focus on specialty lines of business is based upon the belief that Converium, with its intellectual and structural assets, can offer unique service propositions to its chosen clients that will allow for profit generation over the reinsurance cycle. The Specialty Lines segment will try to capitalize on relationships developed through the Standard Property & Casualty Reinsurance segment. In so doing, the segment offers added value and additional service to clients, which may in turn yield more business for the Standard Property & Casualty Reinsurance segment.

     Due to the long-tail nature of much of the specialty lines of business, the emergence of accounting profit (on the basis of U.S. GAAP) will come with a certain time lag. Therefore, the Specialty Lines segment in its early growth phases will be the generator of substantial operating cash flows and future investment income, which will provide the platform for future earnings. The high levels of carried reserves necessary for the specialty lines of business underwritten by the segment will be capital consumptive during periods of strong growth in written premium and may pose a constraint on the amount of growth and business mix of the segment. Converium’s challenge will be to generate acceptable combined ratios in today’s low interest rate environment, so as to not distort published calendar year earnings.

     The lines of business of the Specialty Lines segment are as follows:

     Agribusiness.We provide covers for specific named perils, traditional crop hail, and bundled risks. These covers can apply to almost any product in the food and fiber chain: commodity crops, specialty crops and animal crops.

     Aviation & Space. We are a leading provider of reinsurance of personal accident and liability risks and hull damage, in connection with the operation of aircraft and the coverage of satellites during launch and in orbit.

     Credit & Surety. Our credit coverages provide reinsurance for financial losses sustained through the failure for commercial reasons of an insured’s customers to pay for goods or services supplied to them. Our surety business relates to the reinsurance of risks associated with performance bonds and other forms of sureties or guarantees issued to third parties for the fulfilment of contractual obligations.

     Engineering. We write all lines of engineering risks including project risks (construction all risk and erection all risk) and annual covers such as for machinery and electronic equipment, as well as consequential loss resulting from both project and annual risk.

     Marine & Energy. We provide reinsurance relating to the property and liability coverage of goods in transit (cargo insurance) and the means of their conveyance (hull insurance).

     Professional liability and other special liability. We offer specialized underwriting, actuarial and claims expertise for all lines of professional liability, including medical malpractice, directors and officers, architects and engineers, accountants and lawyers liability. We also provide errors and omissions reinsurance coverage for specialized and other lines of business, such as insurance agents and real estate agents. Our professional liability operations also actively develop and reinsure emerging coverages for exposures such as tax opinions, representations and warranties, and e-commerce risk liability.

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

     Converium aims at being an acknowledged reinsurance market leader in the professional indemnity line of business in Europe. We intend to be among the top reinsurance companies in credit and surety lines of business in the future and expect to maintain our market position in aviation and space lines of business. The importance of the agribusiness line of business in the global portfolio will continue to increase. Outside the United States, in countries where government social security schemes are expected to break down and private sector solutions to grow in importance, the workers’ compensation line of business is anticipated to become a more important market. The marine and energy line of business is anticipated to remain a significant area.

     The following table presents the distribution of net premiums written by our Specialty Lines segment for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31
	2003		2002		2001
	$		$		$
	millions	% of total	millions	% of total	millions	% of total
Specialty Lines:
Agribusiness	$90.0	5.0%	$22.0	1.4%	$32.0	3.3%
Aviation & space	341.8	18.8	365.3	23.4	182.8	18.9
Credit & surety	236.0	13.0	200.1	12.9	178.5	18.4
Engineering	139.9	7.7	116.1	7.5	81.5	8.4
Marine & energy	95.3	5.3	94.3	6.1	73.6	7.6
Professional liability and other special liability	598.0	33.0	536.9	34.5	241.2	24.9
Workers’ compensation	310.9	17.2	220.6	14.2	178.8	18.5

Total specialty lines	$1,811.9	100.0%	$1,555.3	100.0%	$968.4	100.0%

     The following table presents the loss, underwriting expense and combined ratios of our Specialty Lines segment by line of business and type of reinsurance for the years ended December 31, 2003, 2002 and 2001.

Loss, Expense and Combined Ratios
Year Ended December 31,

	2003			2002			2001
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
Agribusiness	87.0%	8.6%	95.6%	100.9%	4.8%	105.7%	57.0%	8.3%	65.3%
Aviation & space	44.3	15.4	59.7	69.9	13.0	82.9	179.9	21.8	201.7
Credit & surety	59.8	30.2	90.0	64.8	28.8	93.6	113.3	34.2	147.5
Engineering	64.7	29.7	94.4	81.7	21.9	103.6	97.8	24.2	122.0
Marine & energy	73.5	18.6	92.1	86.3	23.3	109.6	99.6	23.0	122.6
Professional liability and other special liability	79.2	26.5	105.7	101.0	19.5	120.5	106.8	31.7	138.5
Workers’ compensation	114.3	13.0	127.3	61.1	24.3	85.4	73.4	34.3	107.7
Proportional	75.6	24.1	99.7	73.5	20.9	94.4	120.1	27.2	147.3
Non-Proportional	82.3	12.4	94.7	86.7	22.9	109.6	89.6	35.7	125.3
Structured/Finite	62.5	26.0	88.5	89.4	15.2	104.6	97.0	25.9	122.8
Total	74.6	21.6	96.2	80.0	20.0	100.0	109.5	28.8	138.3

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of the financial statements.

For an explanation of significant loss activity, see “Item 5 — Operating and Financial Review and Prospects — A. Operating Results”.

Life & Health Reinsurance

Overview

     The Life & Health Reinsurance segment contains the following lines of business:

•	Life and disability

•	Accident and health

     We offer these lines of business on a global scale. We primarily conduct our life and disability reinsurance business from Cologne, Germany whereas a substantial block of our accident and health business is written in North America. In September 1999, we implemented a strategy to substantially grow our life reinsurance business. In 2000, we started our accident and health business operations in North America. In addition, we have established branch offices in Milan and Paris, and maintain life representatives in our Buenos Aires office to locally serve the Latin American markets. We also utilize our non-life offices in many parts of the world to facilitate direct contacts with our life and health reinsurance clients.

     As a result of these initiatives, our life and disability lines in Continental Europe and accident and health business in North America have grown significantly in recent years, with our net premiums written increasing from $234.2 million in 2001 to $369.5 million in 2003.

     Our primary goal is to write Life & Health Reinsurance business that generates an attractive expected return. Our strategy focuses on:

•	maintaining underwriting discipline and pursuing business that is attractive on a risk-adjusted basis

•	pursuing growth in markets we believe offer attractive opportunities, such as Germany, the United States, Italy, France, the Middle East, and Latin America

•	maintaining a low expense ratio

•	selectively providing services in certain target markets to build loyalty and attract premiums

•	providing structured/finite solutions

•	leveraging our capital markets expertise which, among other things, provides us with additional capacity to write business

     We are seeking to grow our Life & Health business operations significantly while not compromising our underwriting standards. We believe that Life & Health reinsurance will represent an increasing percentage of our business in the near future.

     We are focusing on the life reinsurance business because, among other reasons, we believe that the market for life reinsurance is growing. In addition, life reinsurance business tends to be less cyclical than non-life reinsurance due to more predictable claims experience.

     We also believe that our health business will positively contribute to the overall profitability of this segment. However, we have to carefully apply our cycle management approach for the North American market because we write this business in relatively large blocks with a small number of clients as compared to our European market. In addition, we believe that we have acceptable risk diversification. It is important to monitor the market development to be able to recognize early indications of turning market conditions.

     We expect that the demand from life insurers for financial support and reinsurance services will continue to increase, particularly in Europe. We believe our capital markets and other non-traditional expertise will help us bring additional innovative solutions to our clients and further enhance the market position of our life operations.

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

     As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:

•	Munich Reinsurance Company

•	Swiss Reinsurance Company

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company

•	Hannover Re Group, which is 51.2% owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie

•	Lloyd’s syndicates active in the London market

•	Everest Reinsurance Company

•	Transatlantic Reinsurance Company

•	SCOR

•	companies active in the Bermuda Market, including the Partner Re Group, XL Capital Ltd., Ace Ltd. and RenaissanceRe Holdings Ltd.

Non-Life Underwriting, Pricing/Structuring and Accumulation Control

     We regard underwriting and pricing as a core skill. Underwriting is the process by which we identify desirable clients and lines of business, cultivate profitable opportunities, and assess and manage our exposure, claims settlement and reserving risk for any particular exposure. In our view, underwriting requires a deep understanding of the client, their business and the market in which the client operates. In evaluating business opportunities, we rely heavily on a collaborative underwriting process that emphasizes communication and information sharing among our underwriting, actuarial/modeling, claims, legal and finance personnel. We bring together all of those disciplines to properly understand, assess, price and execute policies in a manner appropriate to the nature of the risk.

     Our underwriters coordinate globally to access our expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that help us assess our global risk exposures. In an effort to better serve our reinsurance clients, we combine our underwriters and actuaries in client management teams. Specifically, we have access, on a global basis, to significant internal actuarial expertise, which we deploy to assess our non-life pricing and reserve adequacy and to develop associated capital allocation approaches and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These specialists and actuaries are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.

     In developing underwriting guidelines, we assess market conditions, quality of risks, past experience, and expectations about future exposure. Where appropriate, we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong financial strength rating under normal circumstances and a strong investment grade rating in the event of a significant loss.

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

     In pricing business, we analyze various aspects of a prospective non-life reinsured’s business including, but not limited to, historical and projected loss and exposure data, future loss costs, financial stability and history, classes and nature of underlying business and policy forms, underwriting and claims guidelines, aggregation of loss potential (between contracts), the dependence of risk factors relevant to the proposed policy with those relevant to the rest of our portfolio, existing reinsurance programs (including potential uncollectible reinsurance), and the quality and experience of management.

     Our core pricing approach is to estimate the underlying frequency and severity of distributions so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows, we estimate premium collection and loss payout patterns. Taking into account the transaction structure, we then create an aggregate probability distribution of the profit function of the contract and reflect investment income generated by the cash flows as well as all expenses and taxes. From this, we estimate the expected performance excess of the profit expectation of the contract as well as the risk capital required by the contract. The risk capital is a function of the potential for loss from the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. The contract’s expected performance excess of the profit is compared to its risk based capital to determine its profitability level. We also consider other items such as client and line of business desirability and associated business opportunities. We develop or enhance additional tools to assess non-traditional contracts where necessary or appropriate. For specialized lines, such as aviation, agribusiness and credit and surety, we have developed and continue to enhance pricing models that specify a particular pricing based on a number of risk factors including, for instance, financial risks such as interest rate volatility and stock or commodity market returns. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client-focused teams, allows us to quantify the potential financial impact of these measurable risks.

     Our models give us the capability to easily and quickly analyze a contract under numerous structures. This in turn allows us to be creative, innovative and responsive in seeking to create a structure that satisfies our profit goals and risk appetite while simultaneously satisfying our clients’ objectives. Due to our modeling expertise and development of very fast algorithms and simulations, we are able to price different structures promptly. We are able to access our pricing system and database online and from anywhere around the world via telecommunication.

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

     In order to provide maximum feedback to our underwriting teams, we have developed management information systems that track the profitability of each contract from the time it is written until the last dollar is paid. We compare ultimate loss ratios with our original expectations. This information then populates our database. We then have the ability to extract information from our database and analyze the relationships between historic profitability and such variables as size of contract, production source, structure of transaction and size of client.

Non-Life Claims Management

     Individual claims reported to our non-life operating units are monitored and managed by the claims departments at each unit depending on their respective thresholds. At this level, claims administration includes reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Authority for payment and establishing reserves is always established in levels, depending upon rank and experience in the company.

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

     We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

     Our three main hubs work together to coordinate global issues in a cooperative effort involving claims services, actuarial, risk modeling and underwriting functions. For example, our claims services personnel help coordinate the establishment of proper reserving and risk assessment functions across our global organization.

     The claims departments are available to provide value-added services to customers, e.g., assessment, consultation, hosting professional seminars, issuing publications, including surveys on topics of interest, as well as maintaining a claims-related website.

     Our North American unit has developed Converium Claim, a website which facilitates our North American claims management functions. Through Converium Claim, our clients have convenient and secure access to our claims payment database to inquire about the status of payments due on proof of loss claims.

Life Operations Underwriting and Claims

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

     We generally do not assume 100% of a life reinsurance risk and require the ceding company to retain at least 20% of every reinsured risk. We regularly update our underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. We also endeavor to ensure that the underwriting standards and procedures of our ceding client entities are compatible with ours. Toward this end, we conduct periodic reviews of our ceding companies’ underwriting and claims procedures.

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

     For our life reinsurance business, the interaction between our actuaries and underwriters is very close, as most of our underwriters are also mathematicians. We use commercial as well as proprietary tools to assess the profitability of the business. Our life underwriting seeks to ensure that our expected stream of distributable profits will earn an adequate risk-adjusted return. Our analysis also includes sensitivity measures to control the risk exposure of our global portfolio.

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

     An integral part of our Global Catastrophe Group is our Natural Hazards Team, located in Zurich. This specialized team provides services and support to our underwriters and pricing actuaries in our offices around the world. Natural Hazards Team members are integrated with our actuarial and risk modeling staff. We believe that centralizing key catastrophe risk functions in our Natural Hazards Team helps produce a consistent catastrophe exposure analysis across our global operations. For example, our catastrophe risk specialists design, maintain and support state-of-the-art risk modeling software to which our underwriters have direct access.

     In addition, we have adopted a central monitoring system (our Global Cat Data Platform), which helps us to manage our worldwide accumulations of catastrophe risk by peril and region. In our global analyses we focus on key zones where we face a geographic concentration or peak exposures, such as U.S. hurricane risk. This centralized analysis is essential for a global reinsurer such as Converium, since we may write business for the same peril or region from more than one of our worldwide offices. Also, we endeavor to monitor clash potential, both from lines other than property catastrophe as well as between certain perils and regions.

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

     The principal goals of our natural hazard risk management procedures include:

•	Measuring, monitoring and managing natural hazard exposures: For measuring natural hazard exposures, we use specially developed software and techniques. For example, we use third-party models developed by specialized consultants to assist with catastrophe underwriting and accumulation control. We also compare models for certain perils or regions where our models indicate higher variability. In addition, we have developed fully proprietary probabilistic tools to enhance the utility of our models.

•	Supporting risk mitigation measures: Our global monitoring system helps us to measure our accumulation of individual risks by peril and region. During renewal season, we seek to perform these functions on a continuous basis. In addition, we conduct a combined analysis for our worldwide portfolio at least on a quarterly basis. We believe that this centralized, global review helps us to monitor and manage our natural catastrophe loss potential and to take remedial action if our accumulations reach unacceptable levels. In addition, our monitoring system serves as the basis for structuring our own reinsurance protection.

•	Assisting with optimal capacity utilization: We use return on risk based capital considerations to help us to optimize expected profits from our catastrophe portfolio and to seek to improve its performance. We do this by dynamically adjusting capacity allocation during renewal periods as business is written, thereby optimizing our worldwide capacity and exploiting our diversification potential. We also review pricing levels in several markets prior to renewal, in order to incorporate this information in our business strategy.

•	Supporting clients in all elements of natural hazards risk management: The expertise developed by our catastrophe risk specialists in understanding and managing catastrophe risk allows us to assist our clients in assessing their own loss potential and in designing efficient risk transfer mechanisms. Further, we utilize our expertise to influence property catastrophe exposure reporting in the industry. For example, we led the enhancement of the market standard for the exchange of exposure data (CRESTA plus) between primary and reinsurance companies, thereby assisting market participants to adopt common reporting and better understand their natural catastrophe exposures. The data format is easy and flexible to use. It allows an efficient exposure and loss data exchange between insurance and reinsurance companies. We believe that the use of CRESTA plus improves data quality, will enable more accurate risk assessment, and helps save time and reduce costs.

•	Following post-disaster loss developments: Our catastrophe risk specialists produce estimates of our expected losses promptly after a catastrophe event. This rapid review helps us assess our liquidity needs and determine whether we need to take any remedial action. In addition, we regularly study catastrophe developments to improve our probabilistic models.

     The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses on a probable maximum loss (PML) basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of $500 million for a 250-year return period loss.

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

     For example, we have entered into a catastrophe agreement with Zurich Insurance Company (“ZIC”) based on ZIC’s transaction with TRINOM Ltd. to reduce our net retained loss for large catastrophe events that produce losses greater than what is referred to in the industry as a “once in 100 years” magnitude. Perils covered by TRINOM and our catastrophe agreement with ZIC, which we refer to as the Catastrophe Agreement, include U.S. hurricane, U.S. earthquake, and European windstorm losses that occur before June 13, 2004. See “— Catastrophe Protection.”

     Lastly, as respects man-made catastrophes such as acts of terrorism, we have recently introduced a conservative monitoring and accumulation approach. We utilize a matrix system to track for each contract the level of exclusion (absolute or partial, sub limit or other) and its level of exposure. This allows us to assess and estimate our current portfolio-wide terrorism aggregates by adding contract exposure and taking into account its level of exclusion. While our methodology is being further developed and refined, it enables a conservative monitoring of our current exposure.

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

     The major types of retrocessional coverage we purchase include the following:

•	specific coverage for certain property, engineering, marine, aviation, satellite, motor and liability exposures

•	catastrophe coverage for property business

•	casualty clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence

•	aggregate stop loss protections

     We have established a control procedure whereby our Chief Executive Officer and Chief Technical Officer, along with the other members of our senior executive team, reviews the business purpose for all reinsurance purchases. Our senior executive team, generally our Chief Technical Officer, approves all purchases before they are bound.

     Prior to entering into a retrocessional agreement, we analyze the financial strength and rating of each retrocessionaire.

Afterwards, the financial performance and rating status of all material retrocessionaires is monitored.

     Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2003, we held $635.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. We are able to access outside capacity for both traditional and non-traditional coverage and therefore are not dependent upon any single retrocessional market.

     In the event our retrocessionaires are not able or willing to fulfill their obligations under our reinsurance agreements with them, we will not be able to realize the full value of the reinsurance recoverable balance. We record a reserve to the extent that reinsurance recoverables are believed to be uncollectible. The reserve is based on an evaluation of each retrocessionaire’s individual balances and an estimation of their uncollectible balances. Allowances of $35.4 million and $17.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2003 and 2002, respectively.

     The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2003, based on 2003 ceded premiums written, and their respective Standard & Poor’s or A.M. Best financial strength rating.

	Retrocessionaire	Amount ceded		S&P/A.M. Best
Retrocessionaire	Group	$ millions	% of total	Rating
PartnerRe U.S. Group	PartnerRe Group	$57.7	14.6%	AA-/A+
National Indemnity Company	Berkshire Hathaway Insurance Group	41.9	10.6	AAA/A++
Interpolis Reinsurance Services Ltd	Rabobank	32.0	8.1	NR
Manulife Europe	Manulife Europe	23.9	6.0	NR
Helvetia Patria Versicherung	Helvetia	23.1	5.8	BBBpi/NR
Inter-Ocean Reinsurance Co. Ltd	Inter-Ocean Holdings	20.2	5.1	A/A
Folksamerica Reinsurance Company	White Mountains Insurance Group	18.2	4.6	A-/A
PXRE Reinsurance Company	PXRE Group	13.3	3.3	A/A
Royal & Sun Alliance	Royal & Sun Alliance Insurance Group	12.5	3.1	A-/A-
DR Swiss	Deutsche Rück	10.0	2.5	Api/NR
Total provided by top ten retrocessionaires, and percentage of total retrocessional reinsurance		$252.7	63.7%

Total retrocessional reinsurance		$396.9	100.0%

     As a consequence of the Formation Transactions, Converium AG has assumed both the benefits and the financial risks relating to third-party reinsurance recoverables under the Quota Share Retrocession Agreement. We manage all third-party retrocessions related to the business reinsured by Converium AG under the Quota Share Retrocession Agreement. ZIC and Zurich International Bermuda Ltd (“ZIB”) are obligated under the Quota Share Retrocession Agreement, during its term, to maintain in force, renew or purchase third-party retrocessions covering the business covered by the Quota Share Retrocession Agreement at the sole discretion of Converium.

     In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks. While the cap does not cover non-payment by the retrocessionaires of Converium Reinsurance (North America) Inc., our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for this event in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.

Catastrophe Protection

     As of December 31, 2003, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from a first event in excess of $75.0 million.

     In June 2001, ZIC entered into a transaction with Trinom Ltd, a Bermuda company that ultimately provides ZIC with specific high limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

     Additionally, as part of the Formation Transactions, ZIC and Converium AG have entered into a catastrophe derivative agreement (the “Catastrophe Agreement”) in the form of a purchased option whereby Converium AG receives protection from ZIC under terms similar to ZIC’s protection under the Trinom transaction. Converium AG will pay ZIC amounts at least equal to the payments made by ZIC to Trinom. Similarly, Converium AG is entitled to receive payments from ZIC that are similar to those that ZIC is entitled to receive from Trinom. However, there is no contractual relationship between Converium AG and Trinom as only ZIC is the legal counterparty to the Trinom transaction. This Catastrophe Agreement is effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with Trinom, including any extension thereto.

     The coverage ZIC and ultimately Converium AG have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium AG’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only U.S. hurricane, California earthquake, and European windstorm losses that occur before June 13, 2004. Discussions are currently underway to obtain reinsurance protection for catastrophic losses upon the expiration of the Trinom transaction and the related Catastrophe Agreement in June 2004.

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

     Because the Trinom transaction is in two tranches, Converium AG’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately $65.0 million on 68% of losses that exceed a modeled range of losses from $209.0 million to $227.0 million; and the second tranche provides $97.0 million of coverage on 100% of second and subsequent event losses that exceed a modeled range of losses from $100.0 million to $133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium AG is approximately $9.4 million. However, if Converium collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

Loss and Loss Adjustment Expense Reserves

Establishment of Loss and Loss Adjustment Expense Reserves

     We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and from the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses, and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

     Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims departments. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims.

     These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical and pricing information and statistical models as well as our pricing analyses. We revise these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.

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

     In setting reserves, we utilize the same integrated, multi-disciplinary approach we use to establish our reinsurance prices. After an initial analysis by members of our actuarial staff, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and senior management. Final actuarial recommendations incorporate feedback from these professionals.

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

     All reserve indications are conducted at the reinsurance contract level typically on a gross and retro basis; net loss and allocated loss adjustment expense reserve indications are typically derived by netting gross and retro loss and allocated loss adjustment expense reserve indications. Unallocated loss adjustments expense reserve provisions are derived at the business segment level.

     Every reinsurance contract is assigned to a reserving group referred to as a Reserve Equity Cell or REC. Each REC typically contains reinsurance contracts with identical or similar characteristics in respect to:

•	underlying risk (e.g. line of business), geographic region or treaty type (i.e. proportional or non-proportional); and

•	the time period at which losses are expected to be paid and reported (i.e. expected paid loss development factors and expected reported loss development factors).

     For each REC, expected paid loss development factors and expected reported loss development factors are derived from either:

•	statistics developed by pricing actuaries, or

•	actual paid loss and reported loss (of the reinsurance contracts assigned to a given REC) aggregated into underwriting year triangles.

It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each REC.

     For each REC and underwriting year, ultimate losses are projected using the following five standard actuarial methods:

•	Expected Loss Method (normally derived from pricing as described above)

•	Paid Loss Bornhuetter Ferguson Method

•	Incurred Loss Bornhuetter Ferguson Method

•	Paid Loss Development Method

•	Incurred Loss Development Method

     For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g., December 31, 2003) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:

•	select a different actuarial method (i.e. to be more responsive to actual loss experience)

•	revise the expected loss (see expected loss / expected loss ratio above)

•	revise the expected paid loss and / or expected reporting loss patterns

     The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract at the reserving date (e.g. December 31, 2003). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.

     Typically the indicated ultimate loss for each contract is then adjusted by the ratio of base earned premium to ultimate base premium in order to calculate a reserve provision (IBNR) only to the exposed / expired portion of the reinsurance contract as of the reserving date. A base premium is a premium which excludes loss sensitive premium adjustments.

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

Adequacy of Reserves

     Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews, we believe our liability for gross losses and loss adjustment expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss adjustment expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may exceed our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments that result from changes in reserve estimates are reflected in our results of operations.

     Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing and loss reserving studies for many casualty lines of business, including those in which preliminary loss trends are noted. In 2003, there was $31.3 million net positive development on prior years’ loss reserves, consisting of positive development of $49.4 million in the Standard Property & Casualty Reinsurance segment, offset by $18.1 million of adverse development in the Specialty Lines segment. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

     The reserve strengthening of $148.5 million in 2002 and $123.6 million in 2001 as described below in the “ — Loss Reserve Development” section was determined in accordance with our loss reserving policies as described in “— Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(c) of our financial statements. Under these policies, we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment.

Effects of Currency Fluctuations

     A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in U.S. dollars. As of December 31, 2003, approximately 39% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the U.S. dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to U.S. dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to shareholders’ equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.

Loss Reserve Development

     The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss adjustment expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the U.S. dollar are translated at consolidation into U.S. dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid, but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2003.

     Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.

     Zurich Financial Services and its subsidiaries, including the entities then operating under the “Zurich Re” brand name, retroactively adopted International Accounting Standards, or IAS, as of January 1, 1995. As a consequence, consolidated loss development data for Converium entities is not available on a consistent accounting basis prior to December 31, 1994 and is therefore not presented in this annual report. The inconsistencies prior to December 31, 1994 principally arise from Converium entities having used different reserving methodologies on a country-by-country basis as was allowed under generally accepted accounting principles in Switzerland. As an example, some European reserving practices have historically tended to be highly conservative, and therefore not consistent with IAS and U.S. GAAP “best estimate” practices. Accordingly, we have only been able to provide a consolidated loss development table commencing with December 31, 1994. As of December 31, 2003, net reserves for losses and loss adjustment expenses included approximately $181.1 million of reserves related to losses from accident years 1994 and prior, or 2.8% of net reserves as of December 31, 2003.

     The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	($ in millions)
Gross reserves for losses and loss adjustment expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,988.1	$3,545.7	$4,546.0	$5,710.5	$6,821.3	$7,842.8
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	704.9	1,212.2	1,545.0	1,459.8	1,385.4
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5	$6,457.4
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	885.2	1,101.6	1,464.7
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.2	1,501.0	2,010.2
Three years later	736.2	803.1	921.7	1,064.4	1,250.7	1,670.1	2,066.2
Four years later	815.4	927.0	1,062.2	1,261.7	1,438.6	2,023.5
Five years later	896.9	1,007.7	1,178.3	1,336.5	1,622.3
Six years later	949.9	1,093.8	1,197.5	1,436.7
Seven years later	1,006.5	1,087.1	1,249.3
Eight years later	986.5	1,115.7
Nine years later	1,004.1
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.7	2,815.5	3,405.3	4,292.4	5,597.8
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,274.9	2,922.4	3,599.5	4,551.5
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,300.8	3,027.2	3,802.1
Four years later	1,396.2	1,541.1	1,677.3	1,989.1	2,333.7	3,171.9
Five years later	1,339.0	1,468.9	1,661.2	1,990.7	2,410.7
Six years later	1,284.5	1,452.9	1,645.9	2,013.0
Seven years later	1,260.1	1,446.1	1,649.3
Eight years later	1,263.3	1,448.7
Nine years later	1,272.4
Reinsurance recoverable re-estimated as of December 31, 2003	130.5	246.5	337.6	427.0	692.1	1,307.3	1,758.6	1,703.8	1,510.6
Gross reserves re-estimated as of December 31, 2003	1,402.9	1,695.2	1,986.9	2,440.0	3,102.9	4,479.2	5,560.7	6,255.4	7,108.4
Cumulative net redundancy/(deficiency)	136.9	339.8	489.1	333.3	120.1	(331.0)	(468.4)	(386.0)	(236.3)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	9.7%	19.0%	22.9%	14.2%	4.7%	(11.7)%	(14.0)%	(9.3)%	(4.4)%
Cumulative gross redundancy/(deficiency)	66.0	196.2	258.4	196.4	(114.8)	(933.5)	(1,014.8)	(545.0)	(287.1)
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	4.5%	10.4%	11.5%	7.4%	(3.8)%	(26.3)%	(22.3)%	(9.5)%	(4.2)%

     As a significant portion of our reserves relate to liabilities payable in currencies other than U.S. dollars, any fluctuations of the U.S. dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As seen from the table above, the net reserve position for 1998 developed favorably from $2,530.8 million as of December 31, 1998 to $2,410.7 million as of December 31, 2003, thereby reflecting a redundancy of $120.1 million. However, as seen from the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2003 would result in re-estimated reserves of $2,507.7 million, or a redundancy of $23.2 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2003 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

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

     At December 31, 2003 and 2002, we recorded $1,385.4 million and $1,459.8 million, respectively, of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 27.7% and 41.0%, respectively, of this amount relates to workers’ compensation business and 27.8% and 23.1%, respectively, relates to recoverables in connection with the September 11th terrorist attacks.

     The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	($ in millions)
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5	$6,457.4
Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.8	2,907.9	3,457.4	4,268.1	5,337.9
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,412.6	3,035.5	3,602.4	4,436.9
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,463.0	3,118.1	3,734.8
Four years later	1,405.6	1,674.5	1,819.3	2,035.0	2,469.9	3,213.4
Five years later	1,382.7	1,612.4	1,799.4	2,023.7	2,507.7
Six years later	1,338.7	1,589.9	1,775.9	2,017.9
Seven years later	1,306.6	1,588.4	1,755.5
Eight years later	1,316.7	1,574.4
Nine years later	1,313.6
Cumulative redundancy/(deficiency)	95.7	214.1	382.9	328.5	23.2	(372.6)	(401.0)	(271.4)	23.6
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	6.8%	12.0%	17.9%	14.0%	0.9%	(13.1)%	(12.0)%	(6.5)%	0.4%

     As described below, the loss development triangles show net cumulative redundancies for 1994 through 1998 and 2002 and net cumulative deficiencies for 1999 through 2001.

     The payment pattern of our loss and loss adjustment reserves varies from year to year. Based on historical payment patterns and other relevant data, we estimate that the mean time to payment, on an undiscounted basis, of our loss and loss adjustment provisions, including future life benefits, as of December 31, 2003, was 3.9 years. We expect this average payment period to change as our mix of business changes, as well as due to changes of payment patterns and fluctuations in currency exchange rates.

Reconciliation of Beginning and Ending Loss and Loss Adjustment Expense Reserves

     The table below is a summary reconciliation of the beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance, for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
As of January 1,
Gross reserves for losses and loss adjustment expenses	$6,821.3	$5,710.5	$4,546.0
Less reinsurance recoverable	1,459.8	1,545.0	1,212.2

Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8

Losses and loss adjustment expenses incurred:
Current year	2,527.9	2,186.8	2,039.5
Prior years	(31.3)	148.5	123.6

Total	2,496.6	2,335.3	2,163.1

Losses and loss adjustment expenses paid:
Current year	324.7	299.4	359.1
Prior years	1,464.7	1,095.5	885.2

Total	1,789.4	1,394.9	1,244.3

Foreign currency translation effects	388.7	255.6	(87.1)
As of December 31,
Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5
Reinsurance recoverable	1,385.4	1,459.8	1,545.0

Gross reserves for losses and loss adjustment expenses	$7,842.8	$6,821.3	$5,710.5

     In 2003, Converium recorded $31.3 million at the 2003 average exchange rate ($23.6 million at the 2002 exchange rate) of net positive development. See — “Adequacy of Reserves.”

     In 2002, Converium strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, and Converium performed an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the motor, general third party liability and property lines of business. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to commercial umbrella and medical errors and omissions liability lines of business.

     In 2001, Converium strengthened reserves for prior years by $123.6 million. Converium retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium’s own evaluations of these new developments, additional provisions of $123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of $46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of $77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space.

Reserves for Asbestos and Environmental Losses

     We have exposure to liabilities for asbestos and environmental impairment from our assumed reinsurance contracts, primarily arising from business written by Converium Rückversicherung (Deutschland) AG, historically known as Agrippina Rückversicherung AG and subsequently known as Zürich Rückverscherung (Köln) AG or ZRK. Our asbestos and environmental exposure primarily originates from U.S. business written through the London Market and from treaties directly written with reinsurers in the United States. We cancelled our relevant London Market reinsurance contracts in 1966 and 1967. At the time, we reduced our participation in asbestos and environmental-exposed U.S. treaties, with the eventual result that Converium Rückversicherung (Deutschland) AG ceased property and liability underwriting in the United States in 1990. Due to uncertainties as to the definitions and to incomplete reporting from clients, exact separation of asbestos and environmental exposures cannot be reached. We believe that Converium Reinsurance (North America) Inc.’s exposure to asbestos-related and environmental pollution claims is limited due to the diminutive amount of business written prior to 1987 and the protection provided by the continuing reinsurance protections described below under “Item 10. — Additional Information — C. Material Contracts.” In addition, Converium AG’s exposure is also minimal because, under the terms of the Quota Share Retrocession Agreement, Converium AG will only reinsure business written with an inception or renewal date on or after January 1, 1987. In 1986, our contract wording was revised, consistent with a general industry change, such that asbestos and environmental claims were generally excluded.

     As of December 31, 2003 and 2002, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for U.S.-originated asbestos and environmental losses were approximately $45.8 million or 0.7% and $44.6 million or 0.8% of our total net reserves for losses and loss adjustment expenses, respectively. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.

     We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years, is approximately 13.6 years and 13.5 years as of December 31, 2003 and 2002, respectively. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments. We currently have no retrocessional protection for our U.S.-originated asbestos and environmental exposure, other than the arrangements with Zurich Financial Services provided by the stop-loss agreement described above and the other arrangements described below under “Item 10. — Additional Information — C. Material Contracts.”

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

     These issues are not likely to be resolved in the near future. Consequently, traditional loss reserving techniques cannot wholly be relied on and, therefore, the uncertainty with respect to the ultimate cost of these types of claims is greater than the uncertainty relating to standard lines of business. In addition, changes to existing legal interpretation, new legislation or new court decisions could materially impact our reserves, results of operations, cash flows and financial position in future periods.

Investments

     Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital gains (losses) accounted for 6.4%, 7.1% and 8.4% of our revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

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

     Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.

     Our investments are managed mostly by external investment managers, and their performance is measured against benchmarks. Our investment practices are governed by guidelines established and approved by our Board of Directors. Although these guidelines stress diversification of risks, conservation of principal and liquidity, these investments are subject to market-wide risks and fluctuations, as well as risks inherent in particular securities.

     At December 31, 2003, total invested assets were $7.5 billion compared to $6.1 billion as of December 31, 2002, an increase of $1.4 billion, or 23.1%. This increase is mainly due to strong operating cash flow as well as increases in unrealized gains on investments, and changes in currency translation due to the weakening of the U.S. dollar.

     The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2003, 2002 and 2001.

	As of December 31,
	2003		2002		2001
	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total
Fixed maturities securities	$4,928.6	65.5%	$3,443.1	56.3%	$2,331.4	47.4%
Equity securities	840.2	11.2	530.8	8.7	701.4	14.3
Funds Withheld Asset	1,530.6	20.3	1,648.1	27.0	1,598.5	32.5
Short-term investments	55.8	0.7	318.0	5.2	89.5	1.8
Other investments	173.5	2.3	177.3	2.8	195.1	4.0

Total investments	$7,528.7	100.0%	$6,117.3	100.0%	$4,915.9	100.0%

Fixed Maturities

     As of December 31, 2003, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of $4.9 billion and represented 63.1% of our total investment portfolio including cash and cash equivalents (82.7% including the Funds Withheld Asset). This represents an increase in carrying value of $1,485.5 million, or 43.1%, from December 31, 2002, excluding the Funds Withheld Asset. This increase was mainly due to the reinvestment of 2003 cash flows from operations, the reinvestment in 2003 of proceeds received in late 2002 from our guaranteed subordinated notes and unrealized gains on fixed maturities and currency translation adjustments.

     To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.6. Additionally, we created a portfolio of held-to-maturity government bonds totalling $500.4 million (10.2% of our fixed maturities portfolio, excluding the Funds Withheld Asset), of which $308.0 million were transferred from available-for-sale to held-to-maturity and $192.4 million were directly invested from operational cash flow.

     We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

     The table below presents the composition of our fixed income maturities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	$48.9	1.1%	$19.0	3.8%
One year through five years	2,241.7	50.6	78.8	15.7
Five years through ten years	939.0	21.2	364.7	72.9
Over ten years	162.1	3.7	37.9	7.6

Subtotal	3,391.7	76.6	500.4	100.0
Mortgage and asset-backed securities	849.1	19.2	—	—
Unit trust bonds	187.4	4.2	—	—

Total as of December 31, 2003	$4,428.2	100.0%	$500.4	100.0%

     Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2003, approximately 99.5% of our fixed maturities securities portfolio was invested in securities rated A or better by these agencies and approximately 81.2% was invested in AAA/Aaa-rated securities.

     The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	$3,514.8	79.4%	$485.2	97.0%
AA/Aa2	501.5	11.3	15.2	3.0
A/A2	388.5	8.8	—	—
BBB/Baa2	9.3	0.2	—	—
BB	10.1	0.2	—	—
Not rated	4.0	0.1	—	—

Total as of December 31, 2003	$4,428.2	100.0%	$500.4	100.0%

     Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2003, no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio.

Equity Securities

     As of December 31, 2003, our equity securities portfolio had a carrying value of $840.2 million. This represents an increase in carrying value of $309.4 million, or 58.3%, from December 31, 2002. This increase was primarily due to purchases, as well as unrealized gains due to the continued recovery of the capital markets and changes in currency translation due to the weakening of the U.S. dollar. This brought our equity allocation, excluding our investment in PSP Swiss Property AG, back to approximately 9.7% of our total investment portfolio as of December 31, 2003, including cash and cash equivalents.

     Substantially our entire equity portfolio consists of listed securities, held directly or through funds. Currently our entire equity portfolio is in developed markets.

     Our exposure to private equity fund investments as of December 31, 2003 was approximately $59.9 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately $12.6 million.

     At December 31, 2003 and 2002, gross unrealized gains on our equity portfolio were $96.2 million and $2.6 million and gross unrealized losses were $1.7 million and $56.2 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

     Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or that exceed 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

     Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2003, excluding our investments in funds and PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.

Funds Withheld Asset

     The transfer of certain historical reinsurance business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2003, the Funds Withheld Asset was $1,530.6 million compared to $1,648.1 million at December 31, 2002. The decrease of $117.5 million was substantially due to paid claims and commutations offset by changes in foreign exchange rates.

     In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the ZIC and ZIB balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement.

     Under the Quota Share Retrocession Agreement, the interest payable to Converium AG on the Funds Withheld Asset is based on fixed interest rates tied to each of our major functional currencies. These interest rates were calculated as if the assets had been invested in fixed income securities denominated in the functional currencies payable on the Funds Withheld Asset as of July 1, 2001 and reflected the estimated duration of the underlying reinsurance liabilities as of that date. During 2003, the weighted average interest rate was 5.4%.

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

Short-Term Investments

     Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2003, we had short-term investments with a carrying value of $55.8 million, representing 0.7% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2002 were $318.0 million, and included $193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003. None of our short-term investments portfolio is restricted as to its use.

Real Estate

     At December 31, 2003 and 2002, we had real estate held for investment of $130.2 million and $167.9 million, respectively, consisting primarily of investments in residential and commercial rental properties located in Switzerland. The reduction of the allocation is due to the sale of some non-core properties, partially offset by the impact of the weakening U.S. dollar. Our direct real estate portfolio represented 1.7% of our total investment portfolio, including cash and cash equivalents.

     In addition to these properties, Converium owns a 7.4% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of $80.0 million as of December 31, 2003.

Premiums Receivable

     We had premiums receivable of $2.0 billion at December 31, 2003 compared to $1.7 billion at December 31, 2002, an increase of $287.0 million, or 16.7%. This increase is due to strong growth in premium volume in 2003. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the future. Current premiums receivable represented 9.1% and 7.6% of total premiums receivable at December 31, 2003 and 2002, respectively, and accrued premiums receivable represented 90.9% and 92.4%, respectively.

Reinsurance Assets

     Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2003, we held $635.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

     As of December 31, 2003 we had reinsurance recoverables from retrocessionaires of approximately $1.7 billion on paid and unpaid losses and loss adjustments expenses, unearned premium reserves and future life benefits, an increase of 5.6% from December 31, 2002. Recoverables from subsidiaries of Zurich Financial Services total 19.5% of equity at December 31, 2003. Recoverables from one other third-party retrocessionaire were 10.2% of equity at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 7.9% of equity at December 31, 2003. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2003. Allowances of $35.4 million and $17.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2003 and 2002, respectively.

Capital Expenditures

     In the three years ending December 31, 2003, we invested a total of $63.7 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our global intellectual information technology platforms.

Ratings

     Converium is rated “A” (Strong), stable outlook, by Standard & Poor’s Corporation and “A” (Excellent), stable outlook, by A.M. Best Company, Inc.

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

     Our Standard & Poor’s and A.M. Best ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these financial strength ratings should not be relied on with respect to making an investment in our securities. Standard & Poor’s and A.M. Best review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

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

Regulation

General

     The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers in most countries. In Switzerland and Germany, we operate under relatively less intensive regulatory regimes. Historically, neither Swiss nor German regulations have materially restricted our business. However, in the United States, licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, our U.S. subsidiaries are subject to extensive regulation under state statutes, which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

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

     We believe that Converium and all of its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations. Set forth below is a summary of the material regulations applicable to us.

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

     The Versicherungsaufsichtsgesetz is currently subject to a total revision. The draft proposal passed by the Swiss Federal Council, on May 9, 2003, is currently subject of the discussions in the Swiss parliament. The final revised Act is expected to become effective as of January 1, 2005. The main changes resulting from the revised Act relate to the amended definition of solvency (Art. 9 of the proposal), which will include consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the Swiss insurance supervisory authority and an increased transparency and consumer protection. The solvency related amendments will result in the Swiss regulatory system introducing a system, which pre-empts the forthcoming changes in the EU, based upon Solvency II.

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

     State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners. The Connecticut Insurance Department last completed a financial examination of Converium Reinsurance (North America) Inc. (“CRNA”) for the five-year period ending December 31, 2002. The New Jersey Department of Banking and Insurance last completed a financial examination of Converium Insurance (North America) Inc. (“CINA”) for the five-year period ending December 31, 2000.

Reinsurance Regulation

     Converium Reinsurance (North America) Inc. is subject to regulation and supervision that is similar to the regulation of licensed primary insurers in many respects. Generally, state regulatory authorities monitor compliance with, and periodically conduct examinations regarding, state mandated standards of solvency, licensing requirements, investment limitations, restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting, and reserves for unearned premiums, losses and other purposes. However, in contrast with primary insurance policies which are regulated as to rate, form, and content, the terms and conditions of reinsurance agreements generally are not subject to regulation by state insurance regulators.

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

U.S. Reinsurance Regulation of our Non-U.S. Reinsurance Subsidiaries

     Converium AG and Converium Rückversicherung (Deutschland) AG, our non-U.S. reinsurance subsidiaries, also assume reinsurance from primary U.S. insurers. In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of our non-U.S. reinsurers, our non-U.S. reinsurers must satisfy reinsurance requirements. Non-U.S.

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

NAIC Ratios

     The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges.” If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having two IRIS loss reserve tests fall outside of the specified parameters as of December 31, 2001 and December 31, 2002, Converium Reinsurance (North America) Inc. was required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss adjustment expense reserves at December 31, 2002 and December 31, 2003, respectively. Neither our U.S. insurance nor our reinsurance subsidiary are currently subject to any other increased regulatory scrutiny based on these ratios.

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

     The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2003, the Total Adjusted Capital of each of our U.S. reinsurance subsidiary and our U.S. insurance subsidiary exceeded amounts requiring company or regulatory action at any of the four levels.

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

Germany

     Converium Rückversicherung (Deutschland) AG is regulated in Germany and is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office located in Bonn.

     In contrast to insurance enterprises, companies that engage exclusively in reinsurance activities are subject to a less extensive scope of governmental supervision. The supervisory authority’s monitoring of reinsurers consists of ensuring that they comply with the specific accounting regulations applicable to insurance enterprises. For this purpose, reinsurance enterprises are required to submit quarterly and annual financial statements to the supervisory authority.

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

     A draft act is currently being discussed in Germany to fully integrate the reinsurance industry into the whole scope of supervision comparable with the already existing situation in the primary insurance industry. This would follow the new EU guidance for reinsurers The new law is intended to become effective by January 1, 2005. The main objects affecting the reinsurance industry include topics such as legal form of the company, location of the headquarters, qualification of the executive management, control procedures towards shareholders, investment principles and special intervention rights for the supervision bodies.

United Kingdom

     Converium Insurance (UK) Ltd. (“CIL”) is subject to UK insurance regulation and the supervision by the UK Financial Services Authority (FSA). It is anticipated that the UK regulatory environment will be subject to considerable change between 2004 and 2006. This will include adoption of increased solvency requirements, which are based upon the EU Solvency I Directive. The latter will trigger increased capital requirements for certain liability business. Prior to the introduction of the EU Solvency II Directive, the FSA is expected to introduce “enhanced capital requirements” for general insurers, which will include capital charges based upon assets, claims and premium (Consultation Paper CP 190). CIL has taken steps to anticipate the new requirements, in particular the initial capitalization of the company has been set at a level that is expected to meet the enhanced capital requirements for general insurers set out in CP190.

European Union Directives

     Our businesses in the United Kingdom and Germany, as well as in the other member states of the European Union (“EU”) and the European Economic Area, or EEA, are impacted by EU directives. These directives are implemented through legislation in each member state. Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, the free establishment of branches and subsidiaries within the EU. Without being part of the EEA nor being bound by contract, Switzerland reviews and largely conforms its financial services regulations with EU Directives.

     In October 2002, the European Commission, or EC, released a draft Proposal for a Directive of the European Parliament and of the Council concerning reinsurance and retrocession, which has been subject to a consultation process in the interim. The proposed Directive, when adopted will essentially establish the principles applicable to the taking-up of the business of reinsurance in a Member State as well as rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The Directive is based largely on solvency related concepts stipulated in the prior Directive adopted by the EU for insurance companies. The proposed Directive does not currently provide for any discrimination of non-EU based reinsurance companies. However, if the final adopted Directive should include such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our result of operations.

C. ORGANIZATIONAL STRUCTURE

     We are a multinational group of companies with insurance and reinsurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Finance S.A., Converium Rückversicherung (Deutschland) AG and Converium Holdings (North America) Inc., which holds our subsidiaries Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. Converium AG, owns, directly or indirectly, 100% of all of our operating companies. In January 2003, Converium purchased the remaining 1.37% interest in Converium Rückversicherung (Deutschland) AG which increased its interest to 100.0%.

     The following chart summarizes our corporate structure.

(1)	The sale and purchase agreement to acquire an additional 5.1% stake in GAUM was successfully completed in February 2004. The total shareholding in GAUM is now 30.1%.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements including the related notes to those financial statements. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. You should read the information under “Risk Factors” on page 6 of this annual report for information about material risks and uncertainties that affect our business and “Cautionary Note Regarding Forward-Looking Statements” on page 3 for information about our presentation of forward-looking information.

Overview

     Converium Holding AG and subsidiaries (“Converium”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

     Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Formation Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering, which date represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

     Subsequent to these Formation Transactions, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. See “Item 10. — Additional Information — C. Material Contracts” and the notes to the consolidated financial statements.

     Based on calendar year 2002 third-party net premiums written, Converium ranks among the ten largest global reinsurers. Converium is rated “A” (Strong), stable outlook, by Standard & Poor’s Corporation and “A” (Excellent), stable outlook, by A.M. Best Company, Inc. Our Standard & Poor’s and A.M. Best ratings are not designed to be, and do not serve as, measures of protection or valuation offered to investors and these financial strength ratings should not be relied on with respect to making an investment in our securities. Standard & Poor’s and A.M. Best review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future.

     In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then parent, Zurich Financial Services. Over its first two years as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

     Converium’s business is now organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

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

Formation Transactions and Consolidated Financial Statements

     We prepare our financial statements on a U.S. GAAP basis. For periods prior to December 11, 2001, we derived the financial information in this annual report from the historical financial statements of Zurich Financial Services. These statements present the financial condition, results of operations and cash flows of the businesses which, prior to the Formation Transactions, were owned by Zurich Financial Services and now comprise Converium. The Formation Transactions included the:

•	creation of Converium Holding AG, based in Zug, Switzerland, as a separate legal entity

•	reinsurance by Converium AG under the Quota Share Retrocession Agreement (described below) of substantially all of the third-party reinsurance business historically underwritten under the “Zurich Re” brand name by the Zurich Re Zurich business unit of Zurich Financial Services

•	establishment of the Funds Withheld Asset contemplated by the Quota Share Retrocession Agreement

•	transfer by Zurich Financial Services and its subsidiaries of cash and other assets and liabilities to Converium

     The assets transferred to us included:

•	the shareholders’ equity of the legal entities comprising our operating businesses

•	the operating assets of the Converium AG business

•	cash and investments

     The following is a description of certain transactions that have been entered into by Converium and Zurich Financial Services and their respective subsidiaries to establish Converium as a stand-alone legal entity.

     Converium AG. Historically, Converium AG was not a separate legal entity and underwrote substantially all of its business pursuant to reinsurance policies issued by ZIC and Zurich International (Bermuda) Limited, or ZIB, both subsidiaries of Zurich Financial Services, and was operated as the Zurich Re Zurich business unit of Zurich Financial Services. These subsidiaries were retained by Zurich Financial Services. In June 2001, we incorporated Converium AG, based in Zurich, which is a wholly owned subsidiary of Converium Holding AG. Since October 1, 2001, Converium AG has written its new and renewal business on the balance sheet of the new legal entity. The third-party reinsurance business written by ZIC and ZIB under the “Zurich Re” brand name with an inception date on or after January 1, 1987 was reinsured by Converium AG pursuant to the Quota Share Retrocession Agreement. See “Item 10. — Additional Information — C. Material Contracts — Acquisition of the Converium AG Business — Quota Share Retrocession Agreement” for a description of this agreement. This business is reflected in our financial statements as if it had been written by Converium AG from the date of inception of the business.

     The transfer of the Converium AG business was accomplished pursuant to the Quota Share Retrocession Agreement, on a funds withheld basis. This means that Converium AG assumed all the liabilities (except certain liabilities arising from the September 11th terrorist attacks), primarily consisting of loss and loss adjustment expense reserves plus unearned premium balances, relating to the business. ZIC and ZIB retained the assets which support this business, and Converium AG receives an investment return derived from these assets in the form of interest. In this annual report, we refer to the assets retained by ZIC and ZIB as the “Funds Withheld Asset.” See “— Investment Results” and “Item 4. — Information on the Company — B. Business Overview — Investments.” Under the Quota Share Retrocession Agreement, ZIC and ZIB remain the legal counter-parties for the original insureds and Converium AG reinsures ZIC and ZIB. Converium AG retains the profits and losses from this business.

     Converium AG has financial risks relating to the gross loss and loss adjustment expense reserves and related third-party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We manage all third-party retrocessions related to the reinsured business and bear the credit risk for uncollectible reinsurance balances (with the exception of reinsurance for September 11th events). Additionally, we have a right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third-party retrocessions for the benefit of the reinsurance policies covered under the agreement without the consent of Converium.

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

     Converium Reinsurance (North America) Inc. In North America, our business is conducted through the legal entities Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., which are held through Converium Holdings (North America) Inc. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. were historically known as Zurich Reinsurance (North America), Inc., and ZC Insurance Company, or ZCIC, respectively. Converium Holdings (North America) Inc. is a Delaware holding company established to own our North American reinsurance and insurance operations.

     Historically, a number of Zurich Financial Services business units wrote business not managed by us on the Converium Reinsurance (North America) Inc. balance sheet. These units included Zurich Financial Services’ internal reinsurance division, referred to as GRI, and the Centre Group of companies, referred to as Centre Group. As part of the Formation Transactions, the business underwritten by GRI and Centre Group has been either novated or retroceded to affiliates of Zurich Financial Services pursuant to certain reinsurance and novation agreements. See “Item 10. — Additional Information — C. Material Contracts — Acquisition of the Converium Reinsurance (North America) Inc. Business” for a description of these agreements. Our financial statements reflect the business that remains the financial responsibility of Converium Reinsurance (North America) Inc. and exclude novated business from all periods presented. The business that was retroceded is reported as 100% ceded for all periods presented. Converium Reinsurance (North America) Inc. will only have financial responsibility for the retroceded business if these affiliates of Zurich Financial Services do not meet their reinsurance obligations. However, this risk is mitigated by the fact that we hold reinsurance deposits to collateralize the retroceded liabilities.

     Converium Rückversicherung (Deutschland) AG. Converium Rückversicherung (Deutschland) AG was historically known as Agrippina Rückversicherung and subsequently known as Zürich Rückversicherung (Köln) AG, or ZRK. Historically, Zurich Re Zurich, ZIC and GRI all wrote reinsurance business through policies issued by ZRK. As part of the Formation Transactions, business not managed by us but written on contracts issued by ZRK was novated, commuted or retroceded to affiliates of Zurich Financial Services or third parties. Our financial statements reflect the business that remains the financial responsibility of Converium Rückversicherung (Deutschland) AG and exclude novated and commuted business from all periods presented.

Critical Accounting Policies

     Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements in accordance with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in our financial and operating environment could influence the accounting estimates that support our financial statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

     Non-life loss and loss adjustment reserves. We are required by applicable insurance laws and regulations, as well as U.S. GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, in conjunction with actuarial estimates and methodologies, which are commonly used in our industry, for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

     The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

     Premiums. When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

     In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us.

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

     Reinsurance recoverables. We cede reinsurance to retrocessionaires in the normal course of business. Under U.S. GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

     Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

     Foreign currency translation. In view of our global scale and the fact that more of our business is transacted in U.S. dollars than in any other currency, we report our financial information in U.S. dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, UK pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

     Invested assets. The majority of our fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which we have the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities which we buy with the intention to resell in the near term, are classified as trading and are carried at fair value. Unrealized gains or losses on investments carried at fair value, except those designated as trading are recorded in other comprehensive income, net of deferred income taxes.

     When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, or that exceed of 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

     Income taxes. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities using enacted local income tax rates and laws. In addition, a deferred tax asset is established for net operating loss carryforwards. We have significant net operating loss carryforwards that we can use to offset future taxable income. Realization of the deferred tax asset related to these carryforwards is dependent upon generating sufficient taxable income within specified future periods. We establish a valuation allowance against our deferred tax asset based upon our assessment if it is more than likely than not that some or all of the deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate value of the deferred tax asset, we must make judgments about our ability to recognize the benefit of the asset over time, including our ability to utilize the net operating loss carryforwards. In the event that we are unable to realize a deferred tax asset, net income would be adversely affected to the extent a valuation allowance has not been established.

Investment Results

     Investment results are an important part of our overall profitability. Our net investment income was $233.0 million for the year ended December 31, 2003, representing a decrease of $18.8 million, or 7.5% as compared to the same period of 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows. Our net investment income increased $23.1 million, or 10.1% for 2002 as compared to 2001. The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

     We had net realized capital gains for the year ended December 31, 2003 of $18.4 million, compared to net realized capital losses of $10.3 million and $18.4 million in 2002 and 2001, respectively. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

     We recorded $27.4 million, $48.3 million and $82.5 million of impairment charges during 2003, 2002 and 2001, respectively, primarily on our equity portfolio. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. This resulted in additional impairment charges of $3.4 million in 2003.

     The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2003, 2002 and 2001.

	Net Investment Income and Net Realized and Unrealized Capital Gains (Losses)
	Year Ended December 31,
	2003			2002			2001
			Realized			Realized			Realized
	Net Investment	Pre-tax	gains	Net Investment	Pre-tax	gains	Net Investment	Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)	Income	yield	(losses)
	($ in millions, except for percentages)
Fixed maturities securities	$121.0	3.0%	$34.5	$132.7	4.6%	$88.0	$130.0	5.7%	$45.9
Equity securities	11.4	1.7	(16.1)	14.5	2.4	(101.2)	9.7	1.5	(64.6)
Funds Withheld Asset / Zurich Financing Agreement	85.6	5.4	—	81.1	5.3	—	75.7	5.2	—
Short-term and other	26.0	3.8	—	35.4	4.5	2.9	18.1	3.6	0.3
Less investment expenses	(11.0)	—		(11.9)	—		(4.8)	—

Total	233.0	3.3		251.8	4.3		228.7	4.7
Net realized capital gains (losses)	18.4			(10.3)			(18.4)

Net investment income and net realized capital gains (losses)	251.4	3.5		241.5	4.1		210.3	4.3
Change in net unrealized gains (losses)	154.2			(109.0)			14.4

Total investment return	$405.6	5.7%		$132.5	2.2%		$224.7	4.6%

     Our average net investment income yield was 3.3% for the year ended December 31, 2003, as compared to 4.3% and 4.7% for the same periods in 2002 and 2001, respectively.

     Our average total investment income yield was 3.5% for the year ended December 31, 2003, as compared to 4.1% and 4.3% for the same periods in 2002 and 2001, respectively. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). The decrease in yield in 2003 is due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase. We paid fees in the amount of $8.0 million, $6.1 million and $4.7 million to our asset managers and custodians in 2003, 2002 and 2001, respectively, including other investment related costs.

     Our average total investment return was 5.7% for the year ended December 31, 2003 as compared to 2.2% and 4.6% for 2002 and 2001, respectively. This resulted from a recovery in the global capital markets which positively impacted changes to the unrealized capital positions of both our fixed income and equity instruments. The average total investment return in 2002 and 2001 included the effect of foreign currency on the change in net unrealized capital gains and losses of $(50.3) million and $(1.2) million, respectively. While the effect was fairly insignificant for 2001, in 2002 this lowered the average total investment return by 0.8%. As of 2003, the currency effect on the change in net unrealized capital gains and losses is directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return. This approach is also consistent with our aim to match the currency of our assets with our liabilities, which implies that any currency impact on the assets is essentially offset by the impact on the corresponding liability.

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

Restructuring Charge

     In connection with the Formation Transactions, Converium incurred $50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Formation Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Formation Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium did not incur any restructuring costs during 2003 or 2002.

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

     As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next. For more information about our income tax expenses, see Note 11 to our consolidated financial statements.

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

Results of Operations

     The table below presents summary income statement data for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Revenues:
Gross premiums written	$4,223.9	$3,535.8	$2,881.2

Net premiums written	$3,827.0	$3,322.2	$2,482.6

Net premiums earned	$3,676.5	$3,165.5	$2,295.2
Net investment income and net realized capital gains (losses)	251.4	241.5	210.3
Other income (loss)	2.7	(1.2)	(5.8)

Total revenues	3,930.6	3,405.8	2,499.7

Benefits, losses and expenses:
Losses, loss adjustment expenses and life benefits	(2,674.2)	(2,492.0)	(2,300.5)
Underwriting acquisition costs	(803.2)	(666.7)	(508.1)
Other operating and administration expenses	(197.8)	(173.3)	(146.4)
Interest expense	(31.0)	(16.4)	(24.2)
Amortization of goodwill and restructuring costs	—	—	(57.8)

Total benefits, losses and expenses	(3,706.2)	(3,348.4)	(3,037.0)

Income (loss) before taxes	224.4	57.4	(537.3)

Income tax (expense) benefit	(39.3)	49.4	169.9

Net income (loss)	$185.1	$106.8	$(367.4)

     The table below shows the reconciliation between pre-tax income and pre-tax operating income. We use pre-tax operating results to measure performance, as these measures focus on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, which are driven by the timing of the disposition of investments and not by our operating performance.

Pre-Tax Operating Income (Loss)

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Income (loss) before taxes	$224.4	$57.4	$(537.3)
Net realized capital gains (losses)	18.4	(10.3)	(18.4)
Amortization of goodwill and restructuring costs	—	—	57.8

Pre-tax operating income (loss)	$206.0	$67.7	$(461.1)

Net income (loss)	$185.1	$106.8	$(367.4)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Converium Consolidated Net Income

     Converium reported net income of $185.1 million for the year ended December 31, 2003, an improvement of $78.3 million as compared to net income of $106.8 million for 2002. The increase is due to continued improvements in the non-life underwriting results, as well as pre-tax net realized capital gains in 2003 versus pre-tax net realized capital losses in 2002.

Developments on our Guaranteed Minimum Death Benefit (GMDB) book were offset by an overall improved non-life combined ratio.

     Converium reported pre-tax operating income (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of $206.0 million for the year ended December 31, 2003, an improvement of $138.3 million as compared to pre-tax operating income of $67.7 million for 2002. The improvement in pre-tax operating income was due to significant premium growth and an overall improved non-life combined ratio.

     For the year ended December 31, 2003, gross premiums written increased 19.5%, net premiums written increased 15.2% and net premiums earned increased 16.1%. The growth was spread across most lines of business and resulted from increased rates and increasing the share of clients’ business upon renewing existing business or writing new business.

     In 2003, we recorded $31.3 million of net positive development on prior years’ loss reserves. In 2002, our results were impacted by losses from the European floods of $51.1 million (net of reinstatement premiums of $3.1 million) and the recognition of a $148.5 million provision for net adverse development on prior years’ reserves. Our non-life combined ratio was 97.9% for the year ended December 31, 2003 as compared to 103.7% in the same period of 2002.

     Converium recorded pre-tax net realized capital gains of $18.4 million for the year ended December 31, 2003 as compared to pre-tax net realized capital losses of $10.3 million for the same period of 2002. The pre-tax net realized capital gains in 2003 included $27.4 million of impairment charges on our equity portfolio as compared to $48.3 million of impairment charges in 2002.

     Converium’s effective tax rate was 17.5% for the year ended December 31, 2003, compared to a benefit of 86.1% in 2002. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carryforward.

Converium Consolidated Premiums

     Gross premiums written for the year ended December 31, 2003 increased $688.1 million, or 19.5% compared to the same period of 2002. Net premiums written for 2003 increased $504.8 million, or 15.2% compared to 2002. For the year ended December 31, 2003, we retained 90.6% of our gross premiums written, compared to 94.0% in 2002. Our net retention ratio decreased principally due to the purchase of increased retrocessions to reduce peak exposures associated with our increased participation in the Global Aerospace Underwriting Managers Limited (GAUM) pool.

     The increases in non-life net premiums written predominately reflect the continued improved market conditions, new client relationships in certain key markets and the expansion of shares of business with existing clients. During 2003, we took advantage of growth opportunities in the Standard Property & Casualty Reinsurance segment, where net premiums written grew by $193.4 million, or 13.3% for the year. This was due to increased penetration in all lines of business, but predominantly within property and motor. At December 31, 2003, the Specialty Lines segment grew by $256.6 million or 16.5%, driven by strong growth in agribusiness, workers’ compensation, credit and surety, and professional liability and other special liability lines. The Life & Health Reinsurance segment grew by $54.8 million or 17.4%, driven by growth in accident and health business in North America and in Continental Europe.

     Net premiums earned for the year ended December 31, 2003 increased $511.0 million, or 16.1% compared to 2002. Net premiums earned increased at a higher rate than net premiums written due to the seasonality of certain business within our portfolio.

Converium Consolidated Net Investment Income and Net Realized Capital Gains (Losses)

     Investment results are an important part of our overall profitability. Our net investment income was $233.0 million for the year ended December 31, 2003, representing a decrease of $18.8 million, or 7.5% as compared to the same period of 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows.

     Our average total investment income yield was 3.5% for the year ended December 31, 2003, as compared to 4.1% for the same period in 2002. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). The decrease in yield in 2003 is due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase. We paid fees in the amount of $8.0 million and $6.1 million to our asset managers and custodians in 2003 and 2002, respectively, including other investment related costs.

     We had net realized capital gains for the year ended December 31, 2003 of $18.4 million, compared to net realized capital losses of $10.3 million for the year ended December 31, 2002. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

     We recorded $27.4 million and $48.3 million of impairment charges during 2003 and 2002, respectively, primarily on our equity portfolio. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, we revised our impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. This resulted in additional impairment charges of $3.4 million in 2003.

Converium Consolidated Other Income (Loss)

     Other income for the year ended December 31, 2003 was $2.7 million as compared to other losses of $1.2 million for the year ended December 31, 2002. Other income (loss) includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Converium Consolidated Losses, Loss Adjustment Expenses and Life Benefits

     Our losses, loss adjustment expenses and life benefits incurred increased $182.2 million, or 7.3% in 2003 versus an increase of $191.5 million or 8.3% in 2002. The non-life loss and loss adjustment expense ratio was 71.5% in 2003 as compared to 78.2% in 2002. Our reported losses, loss adjustment expenses and life benefits have been impacted by the following loss events:

     Net reserve development: In 2003, there was $31.3 million net positive development on prior years’ loss reserves, consisting of positive development of $49.4 million in the Standard Property & Casualty Reinsurance segment, offset by $18.1 million of adverse development in the Specialty Lines segment. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

     In 2002, Converium strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

     Guaranteed Minimum Death Benefit (GMDB) Business: In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million in 2003 and 2002, respectively. As a result of the strong performance of the U.S. stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003 to access additional reinsurance protection of up to $75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than $0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

     Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the Specialty Lines’ segment. Related to this business, we had net premiums written of $341.8 million and $365.3 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $126.0 million and $64.3 million in 2003 and 2002, respectively. There were no large losses, defined as those in excess of $10.0 million or more of net incurred losses to us, in either 2003 or 2002.

     Impact of property catastrophe business: A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of $194.7 million and $172.9 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $74.4 million and $60.4 million in 2003 and 2002, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us: Typhoon Maemi ($15.4 million) and the Algerian Earthquake ($10.6 million) in 2003 and the European floods in 2002 ($51.1 million).

     Asbestos and environmental exposures: As of December 31, 2003 and 2002, we had reserves for environmental impairment liability and asbestos-related claims of $45.8 million and $44.6 million, respectively. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.6 years at December 31, 2003, compared to 13.5 years at December 31, 2002.

     During 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services or “ZFS”). In 2003 and 2002, the ultimate losses related to Enron declined $17.2 million and $5.2 million, respectively.

Converium Consolidated Underwriting Acquisition Costs

     Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased $136.5 million or 20.5% in 2003 versus an increase of $158.6 million or 31.2% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2003 and 2002 was 22.0% and 21.1%, respectively.

Converium Consolidated Operating and Administration Expenses

     Operating and administration expenses increased 14.1% in 2003 and 18.4% in 2002. These increases primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio remained stable at 4.4% in 2003 and 2002. This was due to continued strong premium growth relative to the growth in expenses.

     We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123,“Accounting for Stock Based Compensation”, and recorded compensation expense of $6.1 million and $5.8 million for 2003 and 2002, respectively, in connection with our stock option plans.

Converium Consolidated Interest Expense

     Interest expense for the year ended December 31, 2003 was $31.0 million compared to $16.4 million in 2002. Interest expense on our Senior Notes was $14.2 million in each year. The increase in 2003 was mainly due to $16.5 million in interest expense on our $200.0 million 8.25% guaranteed subordinated notes issued in December 2002.

Converium Consolidated Income Tax (Expense) Benefit

     Our income tax (expense) benefit was $(39.3) million and $49.4 million for the years ended December 31, 2003 and 2002, respectively. Our effective tax rate for 2003 was 17.5%, compared to a benefit of 86.1% in 2002. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carried forward.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Converium Consolidated Net Income (Loss)

     Converium reported pre-tax operating income of $67.7 million for the year ended December 31, 2002, an improvement of $528.8 million as compared to the pre-tax operating loss of $461.1 million in 2001. Net income improved $474.2 million to $106.8 million for the year ended December 31, 2002.

     Our 2002 results were impacted by the recognition of a $148.5 million provision for net reserve development on prior years’ business, representing a movement of 3.6% of the net non-life reserves at December 31, 2001. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business. In addition, our results were also impacted by losses from the August 2002 European floods of $51.1 million (net of reinstatement premiums of $3.1 million), primarily from reinsurance contracts written in Germany, the Czech Republic, Austria and Italy.

     Our 2001 results were impacted by pre-tax losses of $289.2 million related to the September 11th terrorist attacks, net adverse development on prior years’ loss reserves of $123.6 million, $67.0 million in losses related to the Enron Chapter 11 reorganization and $28.5 million in ceded premiums for September 11th terrorist attacks and other coverages from Zurich

Financial Services.

     Our net investment income increased 10.1% to $251.8 million for the year ended December 31, 2002 as compared to the same period for 2001. We recorded $10.3 million of pre-tax net realized capital losses on our investment portfolio, which included $48.3 million of impairment charges on our equity portfolio, as compared to $18.4 million of pre-tax net realized capital losses, including $82.5 million of impairment charges in 2001.

     The above results were affected by a tax benefit of $49.4 million in 2002 compared to a benefit of $169.9 million in 2001. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carryforward. The 2001 consolidated tax benefit results from pre-tax losses.

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

     The increase in net premiums written reflects the hardening market conditions that emerged during 2002. As described in the following discussion of results by business segment, Specialty Lines experienced the largest premium growth, with net premiums written increasing $586.9 million, or 60.6% over 2001. Standard Property & Casualty Reinsurance grew by $172.2 million, or 13.5%, and Life & Health Reinsurance grew by $80.5 million, or 34.4% in 2002 compared to 2001.

     Net premiums earned for the year ended December 31, 2002 increased $870.3 million, or 37.9% compared to 2001. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business within our portfolio.

Converium Consolidated Net Investment Income and Net Realized Capital Losses

     Investment results are an important part of our overall profitability. Our net investment income was $251.8 million for the year ended December 31, 2002, representing an increase of $23.1 million, or 10.1% as compared to the same period for 2001.

     The increase is primarily from an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our average total investment income yield was 4.1% for the year ended December 31, 2002 as compared to 4.3% in 2001. The decline in 2002 reflects lower interest rates worldwide relative to 2001. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). We paid fees in the amount of $6.1 million and $4.7 million to our asset managers and custodians in 2002 and 2001, respectively.

     Our average total investment return was 2.2% for the year ended December 31, 2002 as compared to 4.6% for 2001. The average total investment return in 2002 and 2001 included the effect of foreign currency on the change in net unrealized capital gains and losses of $(50.3) million and $(1.2) million, respectively. While the effect was fairly insignificant for 2001, in 2002, this lowered the average total investment return by 0.8%.

     We had net realized capital losses for the year ended December 31, 2002 of $10.3 million, compared to net realized capital losses of $18.4 million in 2001. Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million, and losses realized on the sale of WorldCom fixed income investments of $15.8 million.

     We recorded $48.3 million of impairment charges on our equity portfolio for the year ended December 31, 2002, compared to $82.5 million for 2001. The decline in 2002 reflects the restructuring of our portfolios, whereby certain unrealized losses were realized.

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

Converium Consolidated Losses, Loss Adjustment Expenses and Life Benefits

     Our losses, loss adjustment expenses and life benefits incurred increased $191.5 million, or 8.3% in 2002 as compared to 2001. The non-life loss and loss adjustment expense ratio was 78.2% in 2002, compared to 99.9% in 2001. Our reported losses, loss adjustment expenses and life benefits have been impacted by the following loss events:

     Net reserve development: In 2002, Converium strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

     In 2001, Converium strengthened reserves for prior years by $123.6 million. Converium retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium’s own evaluations of these new developments, additional provisions of $123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of $46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of $77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space.

     Guaranteed Minimum Death Benefit (GMDB) Business: In 2002, following the ongoing downturn of the international equity markets, Converium’s Life & Health Reinsurance segment reported losses of $6.5 million, including paid claims of $12.5 million and reserve strengthening of $15.6 million for a closed block of variable annuity business in order to align the reserves to the expected future life benefits. In 2001, Converium’s Life & Health Reinsurance segment reported losses of $17.7 million, including reserve strengthening of $13.4 million on this business.

     Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the Specialty Lines’ segment. Related to this business, we had net premiums written of $365.3 million and $182.8 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $64.3 million and $(167.9) million in 2002 and 2001, respectively. Included in the 2001 net technical result are net losses from the September 11th terrorist attacks of $168.7 million. There were no large losses, defined as those in excess of $10.0 million or more of net incurred losses to us, in 2002.

     Impact of property catastrophe business: A substantial portion of our property catastrophe business is written on an excess of loss basis. Related to this business, we had gross premiums written of $172.9 million and $148.1 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $60.4 million and $29.8 million in 2002 and 2001, respectively. Included in the net technical results are the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us: the European floods in 2002 ($51.1 million) and the El Salvador earthquake in 2001 ($14.2 million).

     September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium Reinsurance (North America) Inc., our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

     During 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services).

     Enron Chapter 11 reorganization: In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded incurred losses of $67.0 million pre-tax ($48.0 million after-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business. The losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies. In 2002, the ultimate losses related to Enron declined $5.2 million.

     Asbestos and environmental exposures: As of December 31, 2002 and 2001, we had reserves for environmental impairment liability and asbestos-related claims of $44.6 million for both years. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.5 years at December 31, 2002, compared to 13.8 years at December 31, 2001.

Converium Consolidated Underwriting Acquisition Costs

     Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased 31.2% in 2002 over 2001. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2002 and 2001 was 21.1% and 23.4%, respectively.

Converium Consolidated Operating and Administration Expenses

     Operating and administration expenses increased 18.4% in 2002 over 2001. This increase primarily arose from increases due to additional headcount and related overhead costs, including information technology, needed to support business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted in 2002 by the decrease of the U.S. dollar against the hardening European currencies. Various costs related to the initial public offering increased operating and administration expenses in 2001. Despite the increase in operating and administration expenses, the non-life administration expense ratio declined to 4.4% in 2002, compared to 6.0% in 2001. This decline was due to strong premium growth.

     We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of $5.8 million and $3.5 million in 2002 and 2001, respectively, in connection with our stock option plans.

Converium Consolidated Interest Expense, Amortization of Goodwill and Restructuring Costs

     Our interest expense for the year ended December 31, 2002 was $16.4 million compared to $24.2 million in 2001. Interest expense on our Senior Notes was $14.2 million in each year. The decrease in 2002 versus 2001 is principally due to short-term borrowings from Zurich Financial Services, which had a high average amount outstanding during 2001.

     At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Amortization of goodwill in 2001 was $7.8 million. Restructuring costs were $50.0 million in 2001 and were incurred relating to our initial public offering and related Formation Transactions. No restructuring costs were incurred during 2002.

Converium Consolidated Income Tax Benefit

     Our income tax benefit was $49.4 million and $169.9 million for the years ended December 31, 2002 and 2001, respectively. Our effective tax rate for 2002 was a benefit of 86.1%, compared to an “expected” weighted average tax benefit rate of 24.9%. This rate was derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which we operate. Our 2002 taxes reflect a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carryforward. Other differences include the impact from currency translation adjustments and changes in tax rates. Our effective tax rate was 31.6% in 2001.

Results of Operations by Operating Segment

     Converium’s business is now organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. To measure the financial performance of our operating segments, we define segment income as income before other income (loss), interest expense, amortization of goodwill, restructuring costs and income taxes.

     Converium’s financial results for 2003 were primarily driven by profitable growth in Standard Property & Casualty Reinsurance and Specialty Lines, the continued solid performance in non-life underwriting as well as the current conditions in the capital markets. The following discusses Converium’s segment results for the years ended December 31, 2003, 2002 and 2001. A reconciliation of segment results to income before taxes is as follows:

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Segment income (loss):
Standard Property & Casualty Reinsurance	$183.7	$55.8	$(147.3)
Specialty Lines	115.2	56.0	(277.2)
Life & Health Reinsurance	(11.9)	(6.5)	(17.7)
Corporate Center	(34.3)	(30.3)	(7.3)

Total segment income (loss)	252.7	75.0	(449.5)
Other income (loss)	2.7	(1.2)	(5.8)
Interest expense	(31.0)	(16.4)	(24.2)
Amortization of goodwill and restructuring costs	—	—	(57.8)

Income (loss) before taxes	224.4	57.4	(537.3)
Income tax (expense) benefit	(39.3)	49.4	169.9

Net income (loss)	$185.1	$106.8	$(367.4)

Non-Life

     The table below presents information regarding results of operations of our non-life business for the years ended December 31, 2003, 2002 and 2001. This information is further discussed on a segment basis below.

	Year Ended December 31,
	2003	2002	2001
		($ in millions)
Revenues:
Gross premiums written	$3,817.4	$3,192.6	$2,624.7

Net premiums written	$3,457.5	$3,007.5	$2,248.4

Net premiums earned	$3,293.5	$2,854.7	$2,078.1
Net investment income and net realized capital gains (losses)	233.9	223.4	194.5

Total revenues	3,527.4	3,078.1	2,272.6

Losses and expenses:
Losses and loss adjustment expenses	(2,354.6)	(2,231.9)	(2,076.6)
Underwriting acquisition costs	(723.2)	(602.7)	(486.3)
Other operating and administration expenses	(150.7)	(131.7)	(134.2)

Total losses and expenses	(3,228.5)	(2,996.3)	(2,697.1)

Segment income (loss)	$298.9	$111.8	$(424.5)

Ratios:
Loss ratio	71.5%	78.2%	99.9	%(1)
Underwriting expense ratio	22.0%	21.1%	23.4%
Administration expense ratio	4.4%	4.4%	6.0%
Combined ratio	97.9%	103.7%	129.3	%(1)

(1)	The impact on the non-life loss ratio and combined ratio of the September 11th terrorist attacks was 13.3%.

Standard Property & Casualty Reinsurance

     The table below presents information regarding the results of operations of our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Revenues:
Gross premiums written	$1,795.4	$1,542.3	$1,495.6

Net premiums written	$1,645.6	$1,452.2	$1,280.0

Net premiums earned	$1,629.9	$1,396.7	$1,220.5
Net investment income and net realized capital gains (losses)	101.5	98.1	86.2

Total revenues	1,731.4	1,494.8	1,306.7

Losses and expenses:
Losses and loss adjustment expenses	(1,113.6)	(1,065.0)	(1,137.9)
Underwriting acquisition costs	(363.1)	(310.4)	(239.6)
Other operating and administration expenses	(71.0)	(63.6)	(76.5)

Total losses and expenses	(1,547.7)	(1,439.0)	(1,454.0)

Segment income (loss)	$183.7	$55.8	$(147.3)

Ratios:
Loss ratio	68.3%	76.3%	93.2%
Underwriting expense ratio	22.3%	22.2%	19.6%
Administration expense ratio	4.3%	4.4%	6.0%
Combined ratio	94.9%	102.9%	118.8%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Standard Property & Casualty Reinsurance Segment Income

     Standard Property & Casualty Reinsurance reported a segment income of $183.7 million in 2003 compared to a segment income of $55.8 million in 2002. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 8.0 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement resulted from overall solid results in the property line of business, as 2003 was absent any major catastrophe activity.

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

Standard Property & Casualty Reinsurance Premiums

     For the year ended December 31, 2003, gross premiums written increased 16.4% to $1,795.4 million, net premiums written increased 13.3% to $1,645.6 million and net premiums earned increased 16.7% to $1,629.9 million.

     For the year ended December 31, 2003, premium growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property (net premiums written in 2003 increased by 25.7% or $161.0 million to $787.0 million); and

•	Motor (net premiums written in 2003 increased by 7.7% or $35.0 million to $488.5 million).

The above increases reflect strong market conditions and were offset by a decrease in net premiums written in other miscellaneous standard lines.

Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)

     Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of $101.5 million for the year ended December 31, 2003, which was higher by $3.4 million, or 3.5%, compared to net investment income and net realized capital losses of $98.1 million for the same period of 2002. The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

Standard Property & Casualty Reinsurance Losses and Loss Adjustment Expenses

     Standard Property & Casualty Reinsurance had losses and loss adjustment expenses incurred of $1,113.6 million in 2003, an increase of $48.6 million, or 4.6% over 2002. The non-life loss and loss adjustment expense ratio was 68.3% in 2003 as compared to 76.3% in 2002. This improvement resulted from overall solid results in the property line of business, as 2003 was absent any major catastrophe activity.

     In 2003, segment income was increased by $49.4 million from positive developments of prior years’ reserves. Net positive development of prior years’ loss reserves on property lines of $113.5 million (primarily from the 2002 year) was partially offset by net adverse development of the motor and general third party liability lines of $64.1 million (primarily from 2001 and prior years). The Standard Property & Casualty Reinsurance segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

     In 2002, Standard Property & Casualty Reinsurance experienced $51.1 million (net of reinstatement premiums of $3.1 million) in losses from the European floods and $62.2 million in net adverse loss development on prior years’ business, primarily from the motor, general third party liability and property lines of business.

Standard Property & Casualty Reinsurance Underwriting Acquisition Costs

     Underwriting acquisition costs increased $52.7 million or 17.0% in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 22.3% in 2003 as compared to 22.2% in 2002.

Standard Property & Casualty Reinsurance Operating and Administration Expenses

     Operating and administration expenses increased 11.6% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.3% in 2003, compared to 4.4% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Standard Property & Casualty Reinsurance Combined Ratios

     Standard Property & Casualty Reinsurance’s combined ratio was 94.9% in 2003 and 102.9% in 2002. The improvement in the combined ratio was largely the result of overall solid results in the property line of business, as 2003 was absent of any major catastrophe activity.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Standard Property & Casualty Reinsurance Segment Income (Loss)

     Standard Property & Casualty Reinsurance reported segment income of $55.8 million in 2002 as compared to a segment loss of $147.3 million in 2001. The increase in segment income was primarily attributable to an improvement in the non-life loss ratio by 16.9 percentage points in 2002 over 2001. Losses in 2001 were primarily attributable to the September 11th terrorist attacks, with net losses in the amount of $108.5 million.

Standard Property & Casualty Reinsurance Premiums

     For the year ended December 31, 2002, gross premiums written increased 3.1% to $1,542.3 million, net premiums written increased 13.5% to $1,452.2 million and net premiums earned increased 14.4% to $1,396.7 million.

     For the year ended December 31, 2002, premium growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property (net premiums written in 2002 increased by 13.7% or $75.6 million to $626.0 million); and

•	General third party liability (net premiums written in 2002 increased by 24.3% or $66.1 million to $337.7 million).

Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Losses

     Standard Property & Casualty Reinsurance reported net investment income and net realized capital losses of $98.1 million for the year ended December 31, 2002, which was higher by $11.9 million, or 13.8%, compared to net investment income and net realized capital losses of $86.2 million for the same period of 2001. The increase is primarily from an increase in net investment income on higher invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Standard Property & Casualty Reinsurance Losses and Loss Adjustment Expenses

     Standard Property & Casualty Reinsurance’s losses and loss adjustment expenses incurred decreased $72.9 million, or

6.4% in 2002. The non-life loss and loss adjustment expense ratio was 76.3% in 2002 as compared to 93.2% in 2001. The decrease of 16.9 percentage points for the year ended December 31, 2002 was largely attributable to the losses reported in 2001 related to the September 11th terrorist attacks, with net losses of $108.5 million.

     In 2002, Standard Property & Casualty Reinsurance experienced $51.1 million (net of reinstatement premiums of $3.1 million) in losses from the European floods and $62.2 million in net adverse loss development on prior years’ business, primarily from the motor, general third party liability and property lines of business.

     In 2001, Standard Property & Casualty Reinsurance strengthened reserves for prior years by $46.6 million, primarily for the motor and property lines of business. The strengthening was principally related to accident years 2000 and prior.

Standard Property & Casualty Reinsurance Underwriting Acquisition Costs

     Underwriting acquisition costs increased $70.8 million or 29.5% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 22.2% in 2002 as compared to 19.6% in 2001.

Standard Property & Casualty Reinsurance Operating and Administration Expenses

     Operating and administration expenses decreased 16.9% in 2002. The decrease was primarily due to relatively small growth in premium in 2002 compared to 2001, as well as more functions and services were allocated to the Corporate Center in 2002. The non-life administration expense ratio was 4.4% in 2002, compared to 6.0% in 2001, reflecting this decrease.

Standard Property & Casualty Reinsurance Combined Ratios

     Standard Property & Casualty Reinsurance’s combined ratio was 102.9% in 2002 compared to 118.8% in 2001. The higher combined ratio in 2001 primarily resulted from losses related to the September 11th terrorist attacks.

Specialty Lines

     The table below presents information regarding results of operations of our Specialty Lines segment for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Revenues:
Gross premiums written	$2,022.0	$1,650.3	$1,129.1

Net premiums written	$1,811.9	$1,555.3	$968.4

Net premiums earned	$1,663.6	$1,458.0	$857.6
Net investment income and net realized capital gains (losses)	132.4	125.3	108.3

Total revenues	1,796.0	1,583.3	965.9

Losses and expenses:
Losses and loss adjustment expenses	(1,241.0)	(1,166.9)	(938.7)
Underwriting acquisition costs	(360.1)	(292.3)	(246.7)
Other operating and administration expenses	(79.7)	(68.1)	(57.7)

Total losses and expenses	(1,680.8)	(1,527.3)	(1,243.1)

Segment income (loss)	$115.2	$56.0	$(277.2)

Ratios:
Loss ratio	74.6%	80.0%	109.5%
Underwriting expense ratio	21.6%	20.0%	28.8%
Administration expense ratio	4.4%	4.4%	6.0%
Combined ratio	100.6%	104.4%	144.3%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Specialty Lines Segment Income

     Specialty Lines reported segment income of $115.2 million in 2003 compared to a segment income of $56.0 million in 2002. In addition to the positive results for 2003, the cash flow generated by the continuing growth in longer tail lines increased total invested assets. Therefore, a substantial part of this segment’s expected profitability will emerge as investment income in future periods. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 5.4 percentage points for the year ended December 31, 2003, versus the same period in 2002.

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

     These improvements were somewhat offset by an increase of 1.6 percentage points in the underwriting expense ratio in 2003, from 20.0% in 2002 to 21.6% in 2003. The 2002 ratio was lowered as a result of a cumulative catch-up on one of our retrocessionaires and certain aviation business.

Specialty Lines Premiums

     For the year ended December 31, 2003, gross premiums written increased 22.5% to $2,022.0 million, net premiums written increased 16.5% to $1,811.9 million and net premiums earned increased 14.1% to $1,663.6 million.

     Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

     For the year ended December 31, 2003, premium growth in Specialty Lines included:

•	Professional liability and other special liability (net premiums written in 2003 increased by 11.4% or $61.1 million to $598.0 million), which grew as a result of the improving directors and officers market in the United States and new business written in North America and sourced through the London broker market;

•	Workers’ compensation (net premiums written in 2003 increased by 40.9% or $90.3 million to $310.9 million), which grew as a result of the renewal of a large program in 2003;

•	Credit and surety (net premiums written in 2003 increased by 17.9% or $35.9 million to $236.0 million); and

•	Agribusiness (net premiums written in 2003 increased by 309.1% or $68.0 million to $90.0 million), whose growth reflects the hardening market which resulted from the exit of several insurers and reinsurers in mid-to-late 2002.

     The above increases were offset by a decrease in net premiums written in the aviation and space line of business resulting from an increase in ceded premiums for external reinsurance protection, principally associated with Converium’s increased participation in the GAUM pool, and softening markets as a result of recent low loss activity.

Specialty Lines Net Investment Income and Net Realized Capital Gains (Losses)

     Specialty Lines reported net investment income and net realized capital gains of $132.4 million for the year ended December 31, 2003, an increase of $7.1 million, or 5.7%, compared to net investment income and net realized capital losses of $125.3 million for the same period of 2002. The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.

Specialty Lines Losses and Loss Adjustment Expenses

     Specialty Lines’ losses and loss adjustment expenses incurred increased $74.1 million, or 6.4% in 2003. The non-life loss and loss adjustment expense ratio was 74.6% in 2003 as compared to 80.0% in 2002, a decrease of 5.4 percentage points. This decrease was mostly due to lower reserve development in 2003.

     In 2003, segment income was decreased by $18.1 million from net adverse developments of prior years’ loss reserves. Adverse development on workers’ compensation and professional liability and other special liability lines of $120.3 million (primarily from 2000 and prior years) was largely offset by net positive development of prior years’ loss reserves on aviation and space of $102.2 million (primarily from the 2002 year). As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Specialty Lines segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

     In 2002, Specialty Lines experienced $86.3 million in net adverse loss development on prior years’ business, primarily from the commercial umbrella and medical errors and omissions liability lines of business.

Specialty Lines Underwriting Acquisition Costs

     Underwriting acquisition costs increased $67.8 million or 23.2% in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 21.6% in 2003 as compared to 20.0% in 2002.

Specialty Lines Operating and Administration Expenses

     Operating and administration expenses increased $11.6 million or 17.0% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.4% in 2003, compared to 4.4% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Specialty Lines Combined Ratios

     Specialty Lines’ combined ratio was 100.6% in 2003 and 104.4% in 2002. The non-life loss ratio improved by 5.4 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement was somewhat offset by an increase of 1.6 percentage points in the underwriting expense ratio in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Specialty Lines Segment Income (Loss)

     Specialty Lines reported segment income of $56.0 million in 2002 as compared to a segment loss of $277.2 million in 2001. The increase in segment income was primarily attributable to an improvement in the non-life loss ratio of 29.5 percentage points for the year ended December 31, 2002. Losses in 2001 were primarily attributable to the September 11th terrorist attacks, with net losses in the amount of $168.7 million, as well as losses related to the Enron Chapter 11 reorganization of $67.0 million.

Specialty Lines Premiums

     For the year ended December 31, 2002, gross premiums written increased 46.2% to $1,650.3 million, net premiums written increased 60.6% to $1,555.3 million and net premiums earned increased 70.0% to $1,458.0 million.

     Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

     For the year ended December 31, 2002, premium growth in Specialty Lines included:

•	Professional liability and other special liability (net premiums written in 2002 increased by 122.6% or $295.7 million to $536.9 million),

•	Aviation & space (net premiums written in 2002 increased by 99.8% or $182.5 million to $365.3 million),

•	Workers’ compensation (net premiums written in 2002 increased by 23.4% or $41.8 million to $220.6 million); and

•	Engineering (net premiums written in 2002 increased by 42.5% or $34.6 million to $116.1 million).

Specialty Lines Net Investment Income and Net Realized Capital Losses

     Specialty Lines reported net investment income and net realized capital losses of $125.3 million for the year ended December 31, 2002, an increase of $17.0 million, or 15.7%, compared to net investment income and net realized capital losses of $108.3 million for the same period of 2001. The increase is primarily from an increase in net investment income on higher invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Specialty Lines Losses and Loss Adjustment Expenses

     Specialty Lines’ losses and loss adjustment expenses incurred increased $228.2 million, or 24.3% in 2002. The non-life loss and loss adjustment expense ratio was 80.0% in 2002 as compared to 109.5% in 2001. The decrease of 29.5 percentage points for the year ended December 31, 2002 was largely attributable to the losses reported in 2001 related to the September

11th terrorist attacks, with net losses in the amount of $168.7 million, as well as losses related to the Enron Chapter 11 reorganization of $67.0 million.

     In 2002, Specialty Lines experienced $86.3 million in net adverse loss development on prior years’ business, primarily from the commercial umbrella and medical errors and omissions liability lines of business. In 2001, Specialty Lines strengthened reserves for prior years by $77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space. The strengthening was principally related to accident years 2000 and prior.

Specialty Lines Underwriting Acquisition Costs

     Underwriting acquisition costs increased $45.6 million or 18.5% in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 20.0% in 2002 as compared to 28.8% in 2001.

Specialty Lines Operating and Administration Expenses

     Operating and administration expenses increased 18.0% in 2002. This increase was driven by the large growth in premiums. The non-life administration expense ratio was 4.4% in 2002, compared to 6.0% in 2001, reflecting this premium growth.

Specialty Lines Combined Ratios

     Specialty Lines’ combined ratio was 104.4% in 2002 compared to 144.3% in 2001. The higher combined ratio in 2001 primarily resulted from losses related to the September 11th terrorist attacks and the Enron Chapter 11 reorganization.

Life & Health Reinsurance

     The table below presents information regarding results of operations of our Life & Health Reinsurance segment for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Revenues:
Gross premiums written	$406.5	$343.2	$256.5

Net premiums written	$369.5	$314.7	$234.2

Net premiums earned	$383.0	$310.8	$217.1
Net investment income and net realized capital gains (losses)	17.5	18.1	15.8

Total revenues	400.5	328.9	232.9

Losses and expenses:
Losses, loss adjustment expenses and life benefits	(319.6)	(260.1)	(223.9)
Underwriting acquisition costs	(80.0)	(64.0)	(21.8)
Other operating and administration expenses	(12.8)	(11.3)	(4.9)

Total benefits, losses and expenses	(412.4)	(335.4)	(250.6)

Segment loss	$(11.9)	$(6.5)	$(17.7)

Ratios:
Underwriting expense ratio	20.9%	20.6%	10.0%
Administration expense ratio	3.5%	3.6%	2.1%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Life & Health Reinsurance Segment Loss

     Life & Health Reinsurance reported segment loss of $11.9 million in 2003 compared to $6.5 million in 2002. The decrease in segment results in 2003 was primarily attributable to the development on a closed block of Guaranteed Minimum Death Benefit (GMDB) business.

     The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) in 2003 and $15.6 million in 2002. As a result of the strong performance of the U.S. stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to $75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than $0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

Life & Health Reinsurance Premiums

     For the year ended December 31, 2003, gross premiums written increased 18.4% to $406.5 million, net premiums written increased 17.4% to $369.5 million and net premiums earned increased 23.2% to $383.0 million.

     For the year ended December 31, 2003, premium growth in the Life & Health Reinsurance segment included:

•	Accident and health (net premiums written in 2003 increased by 29.6% or $47.4 million to $207.4 million). This growth primarily resulted from the further development of this line of business, which Converium began to underwrite in North America in 2001, as well as growth of business written in Continental Europe.

Life & Health Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)

     Life & Health Reinsurance reported net investment income and net realized capital gains of $17.5 million for the year ended December 31, 2003, which was lower by $0.6 million, or 3.3%, compared to net investment income and net realized capital losses of $18.1 million for the same period of 2002.

Life & Health Reinsurance Losses, Loss Adjustment Expenses and Life Benefits

     Life & Health Reinsurance had losses, loss adjustment expenses and life benefits incurred of $319.6 million, an increase of $59.5 million, or 22.9% in 2003. This increase mainly reflects the growth in the underlying business. The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million in 2003 and 2002, respectively.

Life & Health Reinsurance Underwriting Acquisition Costs

     Underwriting acquisition costs increased $16.0 million or 25.0% in 2003. This increase is mainly related to the increase in net premiums earned. The underwriting expense ratio was 20.9% in 2003 as compared to 20.6% in 2002.

Life & Health Reinsurance Operating and Administration Expenses

     Operating and administration expenses increased $1.5 million or 13.3% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the U.S. dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 3.5% in 2003, compared to 3.6% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Life & Health Reinsurance Segment Loss

     Life & Health Reinsurance reported segment loss of $6.5 million in 2002 as compared to a loss of $17.7 million in 2001. The results included net losses related to the September 11th terrorist attacks of $12.0 million in 2001 and net development on a closed block of variable annuity business of $15.6 million in 2002 and $13.4 million in 2001.

Life & Health Reinsurance Premiums

     For the year ended December 31, 2002, gross premiums written increased 33.8% to $343.2 million, net premiums written increased 34.4% to $314.7 million and net premiums earned increased 43.2% to $310.8 million.

     For the year ended December 31, 2002, premium growth in the Life & Health Reinsurance segment included:

•	Accident and health (net premiums written in 2002 increased by 63.6% or $62.2 million to $160.0 million). This growth primarily resulted from the further development of this line of business, which Converium began to underwrite in North

America in 2001, as well as growth of business written in Continental Europe.

Life & Health Reinsurance Net Investment Income and Net Realized Capital Losses

     Life & Health Reinsurance reported net investment income and net realized capital losses of $18.1 million for the year ended December 31, 2002 which was higher by $2.3 million, or 14.6%, compared to net investment income and net realized capital losses of $15.8 million for the same period of 2001. The increase is primarily from an increase in net investment income on higher invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002.

Life & Health Reinsurance Losses, Loss Adjustment Expenses and Life Benefits

     Life & Health Reinsurance’s losses, loss adjustment expenses and life benefits incurred increased $36.2 million, or 16.2% in 2002. This increase mainly reflects the growth in the underlying business. The results included net losses related to the September 11th terrorist attacks of $12.0 million in 2001 and net development on a closed block of variable annuity business of $15.6 million in 2002 and $13.4 million in 2001.

Life & Health Reinsurance Underwriting Acquisition Costs

     Underwriting acquisition costs increased $42.2 million or 193.6% in 2002. The underwriting expense ratio was 20.6% in 2002 as compared to 10.0% in 2001. In 2001, $10.6 million in commission benefits were recorded from the commutation of a large contract and a refunding of commissions from our strategic retrocessions, reducing the underwriting expense ratio by 4.9%.

Life & Health Reinsurance Operating and Administration Expenses

     Operating and administration expenses increased 130.6% in 2002. The increase was primarily due to the hiring of staff to support the growth in business. The administration expense ratio was 3.6% in 2002, compared to 2.1% in 2001.

Corporate Center

     The table below presents information regarding results of operations of our Corporate Center for the years ended December 31, 2003, 2002 and 2001. The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Other operating and administration expenses	$(34.3)	$(30.3)	$(7.3)

Segment loss	$(34.3)	$(30.3)	$(7.3)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Corporate Center Operating and Administration Expenses

     The Corporate Center reported operating and administration expenses of $34.3 million in 2003, compared to $30.3 million in 2002. The increases primarily arose from expenditures to support the growth in operations, and the weakening of the U.S. dollar.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Corporate Center Operating and Administration Expenses

     The Corporate Center reported operating and administration expenses of $30.3 million in 2002, compared to $7.3 million in 2001. Corporate Center charges in 2001 were low as global functions were just being established to prepare for the IPO in late 2001.

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

     Interest on debt and short-term borrowings was $31.0 million in 2003, $16.4 million in 2002 and $24.2 million in 2001. We had no scheduled debt repayments in 2003, 2002 or 2001. The carrying value of our outstanding debt was at $390.6 million at December 31, 2003, $390.4 million at December 31, 2002 and $197.0 million at December 31, 2001.

Liquidity Sources

     Our principal liquidity sources consist of premiums, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Most of our debt is funded by our businesses from their own cash resources. We have generated combined net cash inflows from operating activities over the last three years. As a reinsurer, our future cash flows are inherently difficult to predict. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. Under the Quota Share Retrocession Agreement, ZIC and ZIB have the right to prepay to us, in whole or in part, the balance of the Funds Withheld Asset. For more detail on cash flows see “— Capital Requirements.”

Dividends from Subsidiaries

     As a holding company, Converium relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of Converium AG to pay dividends to Converium Holding AG.

     In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. For regulations applicable to Converium Holding AG, see “Item 8. — Financial Information — Dividends and Dividend Policy.”

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

     In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board have the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid.

     Converium AG may pay a maximum dividend, net of withholding tax, to Converium Holding AG without regulatory approval of approximately $141.7 million as of December 31, 2003. The maximum dividend that Converium Holding AG is able to pay in 2004, before withholding tax, is approximately $142.9 million as of December 31, 2003.

     We do not consider current legal and regulatory dividend constraints to be a material limitation on the ability of Converium AG to pay dividends to Converium Holding AG.

Debt Outstanding

     As of December 31, 2003, we had total debt outstanding with a principal amount of $400.0 million and a carrying amount of $390.6 million. We had no scheduled debt repayments in 2003, 2002 or 2001.

     In December 2002, Converium Finance S.A. issued $200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Formation Transactions, Converium assumed $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%.

     In July 2003, Converium obtained a $900 million unsecured syndicated letter of credit facility. The facility is guaranteed by Converium AG and will be used primarily to collateralize third-party claims related to our underwriting business. As of December 31, 2003, we had outstanding letters of credit of $633.1 million under the facility. In addition to the syndicated letter of credit facility, other irrevocable letters of credit of $390.3 million were outstanding at December 31, 2003 to secure certain assumed reinsurance contracts. Investments of $431.1 million are pledged as collateral related to certain of these letters of credit.

Capital Requirements

     As of December 31, 2003, we had total shareholders’ equity of $2,083.3 million ($52.38 per share) compared to $1,738.0 million ($43.55 per share) as of December 31, 2002, an increase of $345.3 million ($8.83 per share). This increase is mainly comprised of net income of $185.1 million and an increase in net unrealized gains on investments, net of taxes, of $198.6 million, offset by dividends to shareholders of $29.9 million.

Cash Flows

	Year Ended December 31,
	2003	2002	2001
	($ in millions)
Cash flow data:
Cash provided by operating activities	$1,265.3	$870.4	$311.5
Net cash used in investing activities	(1,327.8)	(1,093.3)	(627.3)
Net cash (used in) provided by financing activities	(47.2)	179.0	627.8
Effect of exchange rate changes on cash and cash equivalents	29.0	(15.1)	(13.4)

Change in cash and cash equivalents	(80.7)	(59.0)	298.6
Cash and cash equivalents, beginning of period	361.5	420.5	121.9

Cash and cash equivalents, end of period	$280.8	$361.5	$420.5

     We held cash and cash equivalents of $280.8 million at December 31, 2003 compared to $361.5 million at December 31, 2002, representing a decrease of $80.7 million. Our cash balances at the end of both periods include a relatively high level of cash held by our investment managers for duration matching purposes.

     Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was $1,265.3 million for the year ended December 31, 2003 compared to $870.4 million and $311.5 million for the years ended December 31, 2002 and 2001, respectively. This represented increases of $394.9 million, or 45.4% in 2003, and $558.9 million or 179.4% in 2002. The increase in 2003 was driven by improved operating performance, including strong premium growth. The 2002 cash flow reflects a $136.7 million reimbursement of reinsurance recoverables in dispute received in the second quarter of 2002. Cash provided by financing activities in 2002 was primarily due to the issuance of our guaranteed subordinated notes. Cash provided by financing activities in 2001 was primarily due to a capital contribution we received from Zurich Financial Services.

     As a reinsurer, our future cash flows are inherently difficult to predict. This uncertainty is particularly pronounced with respect to some coverage we provide, such as long-tail lines, where claims information emerges over a relatively long period of time, and property catastrophe coverage, which generally produces losses of low frequency but high severity. Accordingly, it is not possible to predict our future cash flows from operating activities with precision. As a consequence, our cash flows from operating activities may fluctuate, perhaps significantly, from quarter to quarter and from year to year. For example, our cash flows were adversely affected by the events of September 11th. We expect that a significant portion of the cash outflows relating to these events will occur over a period of several years, mainly because of the time involved to determine with accuracy the losses of the primary insurance companies and reporting these losses to reinsurers. Accordingly, our cash flow and investment income will be impacted gradually over the next few years.

     We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

New Accounting Standards

     We have or will be required to adopt the following new standards in the future:

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on the financial condition or results of operations of Converium.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard did not have a material impact on Converium.

Statement of Position (“SOP”) 03-1,“Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

     In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This statement is not expected to have a material impact on the financial condition or results of operations of Converium.

     C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES

     Not Applicable

     D. TREND INFORMATION

     See “— A. Operating Results”

     E. OFF-BALANCE SHEET ARRANGEMENTS

     Not Applicable

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

	Payment due by period
($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations - Principal	$400,000	—	—	—	$400,000
Long-Term Debt Obligations - Interest	763,500	30,750	61,500	61,500	609,750
Operating Lease Obligations	93,200	12,600	24,800	24,600	31,200

Total	$1,256,700	$43,350	$86,300	$86,100	$1,040,950

     The above table excludes estimated future cash flows for losses and loss adjustment expenses, as there is typically no minimum contractual obligation associated with insurance and reinsurance contracts, and the amount and timing of the cash outflows are uncertain. For further detail on our long-term debt principal and interest payments, see Note 10 of our consolidated financial statements. For further detail on our operating lease payments, see Note 19 of our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

     Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. Currently it comprises seven. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members are non-executive, independent of management, and have never held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and Board members of any other company.

     The composition of the Board of Directors includes a cross section by geography and professional experience, as well as a reasonable age distribution. The members of the Board of Directors are elected for a term of office of not more than three years, after which they become eligible for re-election. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor. The Board of Directors is headed by the Chairman or, following him, the Vice-Chairman. It meets as often as circumstances require, but at least four times per year. In 2003 the Board of Directors met five times. Meetings generally last one day, with Committee meetings preceding Board meetings. Board agendas are set by the Chairman. At each of its meetings the Board of Directors must be informed, through formal reports of the Chief Executive Officer and the members of the Global Executive Committee, about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the Board of Directors must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board of Directors. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of the company and its business segments.

     The Chief Executive Officer, the Chief Financial Officer and the General Legal Counsel attend Board meetings on a regular basis. Members of the GEC and other executives attend meetings at the Chairman’s invitation. In addition, Board members meet at regularly scheduled sessions without management. Furthermore, teleconferences and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his objectives. The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors and as may be necessary with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.

     The members of our Board of Directors, their dates of birth, nationality and terms of office are as follows:

Name	Date of Birth	Nationality	Term Expires in
Peter C. Colombo (Chairman)(1)(2)(4)	June 15, 1934	Swiss	2004
Georg Mehl (Vice-Chairman)(1)(2)(4)	August 11, 1939	German	2006
Terry G. Clarke (1)(2)(3)(4)	October 31, 1941	British	2004
Jürgen Förterer (3)	January 29, 1942	German	2004
Derrell J. Hendrix (3)	August 9, 1953	American	2004
George G. C. Parker (3)(4)	March 29, 1939	American	2006
Anton K. Schnyder (1)(2)	November 29, 1952	Swiss	2006

(1)	Member of the Nominations Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

     Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr. Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of

Directors in 1997. He also serves as Deputy Chairman of the Board of Directors of Generali (Schweiz) Holding AG, Zurich, Switzerland, and as a member of the advisory board of the Barmenia Group in Wuppertal, Germany. Mr. Colombo holds a Bachelor of Social Sciences degree (Economics and Politics) from the University of Birmingham, England.

     Georg Mehl served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001 and in addition as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany, until the end of 2003. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG. Before, Georg Mehl had worked for almost 30 years for the Allianz Group, Hamburg and Munich, Germany, and currently is a consultant of Caisse Nationale des Prévoyances (CNP) Assurances, Paris, France. He is Chairman of the Board of Sektkellerei Schloss Wachenheim AG, Trier, Germany. Mr. Mehl also serves as a member of the supervisory or advisory boards of several German financial services and commercial companies. He graduated from the German Insurance Academy in Cologne, Germany, in 1961.

     Terry G. Clarke was a consulting actuary with Tillinghast Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice. He retired from Tillinghast at the end of 2001. From 1978 until 1986 Mr. Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr. Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He is a member of a number of professional committees both in the United Kingdom and in Continental Europe.

     Jürgen Förterer has served as Chairman of the Executive Management Board of R+V Versicherung AG, the holding company of R+V Versicherungsgruppe, since 1997. Previously, Mr. Förterer served as Deputy Chairman of the Executive Management Board of R+V Versicherungsgruppe in Wiesbaden, Germany, beginning in 1996. He was appointed as a member of the Executive Management Board of Allianz Lebensversicherungs-AG, Stuttgart, in 1993. He started his professional career in 1977 with Nord/LB in Hannover and joined Allianz AG in Munich in 1980. Additionally, Mr. Förterer serves as a member of the supervisory boards of Hermes Kreditversicherung AG, Raiffeisen Druckerei GmbH, R+V Pensionsfonds AG, and various other German companies. He graduated from the Ruhr-University in Bochum, Germany, in 1972 and received a doctorate degree from the Technical University of Hannover, Germany, in 1978.

     Derrell J. Hendrix is the Manager and Chief Executive Officer of The RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its United States subsidiary, Insurance Corporation of Hannover). Mr. Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at the Bank of Boston. He began his career at Citibank in 1977 and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr. Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

     George G. C. Parker is the Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, Stanford, California. From 1993 to 2001, Professor Parker was Senior Associate Dean for Academic Affairs and Director of the MBA Program at Stanford. Professor Parker served as Director for Executive Education, Stanford Business School, between 1979 and 1988, and from 1973 to 1979 he was Director of the Stanford Sloan Program for Executives. He is currently a Board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas, and various other US-based companies. He graduated from Haverford College, Pennsylvania, with a degree in economics in 1960, and received an MBA in finance in 1962 and a doctorate in finance in 1967, both from Stanford.

     Anton K. Schnyder served as a full professor for private law at the University of Basel, Switzerland, from 1993 to 2003. As of summer term 2003 he has been appointed to Zurich University as a full professor for private and international as well as comparative law. In 1994 he was appointed Vice President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland, in 1978 and received his doctorate degree in 1981, being awarded the Professor-Walther-Hug-Prize for his doctoral thesis. Additionally, he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special adviser to the governments of Switzerland and Liechtenstein for insurance legislation. Currently Professor Schnyder is Chairman of the working party for a revision of the Swiss Insurance Contract Law.

     The business address for each member of our Board of Directors is Converium Holding AG, Baarerstrasse 8, CH-6300 Zug, Switzerland.

Global Executive Committee (GEC)

     The Board of Directors has delegated the management of Converium to the CEO, subject to the powers and duties delegated to the Committees of the Board of Directors, the Chairman and Vice-Chairman, the GEC, the business segments and the Corporate Center as described in the Organizational By-Laws. The GEC comprises an executive management team of eight members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary, the business segments, and reviewing progress against financial and operating plans as approved by the Board of Directors.

     On September 23, 2003 the Board of Directors appointed four new members to the GEC in connection with the changes to Converium’s organizational and financial reporting structures and its Organizational By-Laws. They are Hans Peter Boller, Christian Felderer, Christoph Ludemann and Gary Prestia. The Board of Directors also approved changes to the assigned responsibilities of the GEC. At the same time Richard Smith, CEO of Converium Reinsurance (North America) Inc. and a member of the GEC, stepped down, as planned, from his responsibilities. Converium has not entered into management contracts with other companies which transfer key management functions.

     The members of our Global Executive Committee, their dates of birth, nationality and positions held are as follows:

Name	Date of Birth	Nationality	Position Held
Dirk Lohmann	November 8, 1958	German	Chief Executive Officer
Frank Schaar	April 16, 1960	German	Executive Vice President for Standard Property & Casualty Reinsurance
Benjamin Gentsch	April 21, 1960	Swiss	Executive Vice President for Specialty Lines
Christoph Ludemann	January 12, 1956	German	Executive Vice President for Life & Health Reinsurance
Gary Prestia	May 7, 1962	American	Chief Technical Officer
Hans Peter Boller	October 25, 1962	German	Chief Risk Officer
Martin Kauer	January 20, 1959	Swiss	Chief Financial Officer
Christian Felderer	January 5, 1954	Swiss	General Legal Counsel

     Dirk Lohmann is the Chief Executive Officer of Converium. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operations in Zurich and of its German operating subsidiary, Zürich Rückversicherung (Köln) AG. In July 1998 Mr. Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, he held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. He is a non-executive director of Global Aerospace Underwriting Managers Ltd. (GAUM) and a director and chairman of the Medical Defence Union Services Ltd. (MDU), both located in London, United Kingdom. Mr. Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

     Frank Schaar is the Executive Vice President for Standard Property & Casualty Reinsurance. He joined Zürich Rückversicherung (Köln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr. Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr. Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

     Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr. Gentsch was appointed Chief Executive Officer of Converium AG. Previously, between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is an alternate director of Global Aerospace Underwriting Managers Ltd. (GAUM). Mr. Gentsch has a degree in business administration from the University of St. Gallen, with a focus on risk management and insurance.

     Christoph Ludemann is the Executive Vice President for Life & Health Reinsurance. He joined Converium in September 2002, bringing to the company 20 years experience in the reinsurance market. From 1990 until 2002 Mr. Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Previously, between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and Austria. Mr. Ludemann has a degree in mathematics and insurance economics from the University of Cologne.

     Gary Prestia is the Chief Technical Officer and an Executive Vice President of Converium. He has overall responsibility for Underwriting Controlling and Cycle Management, Global Risk Pooling and Retention Management, Global Claims and Strategic Planning. Mr. Prestia joined Zurich Reinsurance (North America) Inc. in 1998. Previously, he held management positions in several insurance and reinsurance companies, most recently as Senior Vice President for Transatlantic Re. Mr. Prestia is a Chartered Property Casualty Underwriter and Associate in Reinsurance and holds a Bachelor of Business Administration degree in property/casualty insurance from the College of Insurance, New York.

     Hans Peter Boller is the Chief Risk Officer and an Executive Vice President of Converium. He is responsible for Risk Management, Pricing, Reserving, Asset and Liability Management (ALM) and Natural Hazard Modeling. He joined the company in 1999 as the Chief Actuary for Zurich Re, Zurich. Prior to 1999, he was a consultant with Tillinghast Towers Perrin. Mr. Boller is a fellow of the German Actuarial Society (DAV) and the Swiss Actuarial Society (SAV), and a member of the International Actuarial Association (IAA). He serves as Chairman of the Reinsurance Subcommittee of the IAA and is a member of the Insurance Committee of the Groupe Consultatif Actuariel Européen and of the Risk-Based Capital Solvency Structure Working Party of IAA, advising the European Commission and supranational bodies on actuarial matters. He also advises the Swiss Regulatory Authority on the emerging Swiss Solvency Regulation. Mr. Boller holds a Master’s degree in economics and engineering and a doctorate in actuarial science from the University of Karlsruhe.

     Martin Kauer is the Chief Financial Officer and an Executive Vice President of Converium. He served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations from July 1998. From 1996 to 1998 Mr. Kauer managed the demutualization of Rentenanstalt/Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, he worked for Union Bank of Switzerland as an investment banker. Mr. Kauer holds a degree in economics from the University of Zurich.

     Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has 20 years experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr. Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr. Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.

     The standard notice period for termination of members of the Global Executive Committee is six months, with the exception of the Chief Executive Officer who has a notice period of twelve months, reflecting the traditional practice of Swiss-based companies. However, there are certain exceptions to this standard, reflecting prevailing local practices in the jurisdictions where the executives are currently employed.

     The business address for each member of our Global Executive Committee is Baarerstrasse 8, CH-6300 Zug, Switzerland.

     B. COMPENSATION

Compensation of Directors

     Directors’ fees have been determined to ensure that we can attract and retain high caliber individuals appropriate to serve a global reinsurance organization. We also grant equity-based compensation to our directors.

     During 2003 the Board of Directors reviewed its overall compensation structure in consideration of its increased workload and emphasis on enlarged Committee work and more complex corporate governance rules. For the term beginning with the Ordinary General Meeting 2003 on May 27, 2003 the Board of Directors resolved to increase its cash compensation, to include the grant of restricted shares as part of its equity compensation and to introduce compensation for the work performed in Board Committees. For the office term 2003/2004, basic cash compensation for an ordinary Board member, set at $74,000, includes compensation for one Committee membership. Board members are entitled to receive an equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of $18,500 with a restriction period of three years, and share options equal to a value of $18,500 calculated on the Black Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice-Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership in a second and third Committee:

•	$2,960 for membership of a second Committee

•	$2,200 for membership of a third and any subsequent Committee and additionally,

•	$3,700 if the member holds one or more chairmanships in the Committees

     The table below illustrates the compensation paid to each Board member in 2003. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.

		Shares	Shares held at
		allocated in	December 31,	Options allocated	Options held at
Board Member	Cash Compensation	2003	2003 (1)	in 2003 (2)	December 31, 2003
Peter C. Colombo	$92,274	—	310	2,797	4,203
Georg Mehl	77,635	—	200	2,237	3,362
Terry G. Clarke	62,996	—	—	1,864	2,545
Jürgen Förterer	58,556	—	—	1,864	2,801
Derrell J. Hendrix	58,556	—	—	1,864	2,801
George G.C. Parker	61,886	—	600 *	1,864	2,801
Anton K. Schnyder	60,036	—	—	1,864	2,801

(1) Includes shares personally bought.

(2) Options vest immediately, have a term of 10.5 years and an exercise price equal to fair market value at the beginning of the period for which they were granted.

* American Depository Shares (ADS)

     In addition, Converium has retained The RISConsulting Group LLC, of which Mr. Hendrix is Manager and Chief Executive Officer, for certain consulting services. For 2003 Converium paid total fees of $251,817 to RISConsulting. In 2003 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2003 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.

Compensation of Senior Management

GEC Remuneration

     The Remuneration Committee sets compensation levels for members of the Global Executive Committee (GEC) and proposes to the Board the remuneration of the Chief Executive Officer. The total aggregate compensation of all officers of the GEC in 2003, including the compensation of the newly appointed members for October, November and December, and taking into account the resignation of Richard Smith as of September 23, 2003, was $6.1 million. This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2003 and the estimated value of other compensation-related items. In addition, a compensation payment of $750,000 was made to Mr. Smith. He will be available as consultant to Converium in 2004. GEC members held shares and options at the end of December 2003. Some were awarded under Converium’s share and stock option plans, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. The GEC members participate in local pension plans.

Employee Incentive and Benefit Plans

     An important component of our compensation program is the provision of additional employee benefits designed to encourage our employees to pursue our annual and longer-term objectives. These incentive plans are designed to attract, retain and motivate executives and staff to achieve performance-related targets and align the interests of our employees with those of our shareholders.

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

     Pursuant to Article 3a of our Articles of Incorporation, our share capital can be increased by the issuance of up to

4,000,000 of our shares, 3,200,000 of which is reserved under the Share Plan for the grant of options, restricted shares, restricted share units, and other share-based awards. A total of 6,217 shares have been issued from the contingent capital, while the remainder of the shares required under the plans thus far have been purchased in the open market.

     Awards are granted at the discretion of our Remuneration Committee. Generally, the size of a participant’s award is based on the level of responsibility and position, market conditions and the extent of the executive or employee’s prior participation in the Converium plans described above.

     New options granted have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter and will have a 10.5 year term. For 2001 and 2002, most restricted shares granted vest in their entirety after six years, subject to acceleration after year three based on the achievement of certain performance objectives. Beginning in 2003, most restricted shares granted vest ratably over three years. Shares also vest upon retirement.

     In connection with these plans, we incurred approximately $10.0 million of incentive compensation expense in 2003.

Grants to Global Executive Committee

     Global Executive Committee members held shares and options at the end of December 2003. Some were awarded under Converium’s new Share Plan, some converted to Converium shares and options from Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the IPO or otherwise.

		Shares held at	Shares vested of			Options vested of
	Shares granted	December 31,	shares held at	Options granted in	Options held at	options held at
GEC member	in 2003 (1)	2003 (2)	December 31, 2003	2003 (3)	December 31, 2003	December 31, 2003
Dirk Lohmann	17,079	41,837	22,648	56,148	256,067	156,816
Frank Schaar	4,066	7,933	814	15,105	76,381	47,670
Benjamin Gentsch	5,328	12,359	7,332	16,182	46,433	25,318
Martin Kauer	5,705	14,098	8,192	17,770	81,659	50,072
Gary Prestia	4,157	14,539	8,230	15,135	54,370	30,751
Hans Peter Boller	3,564	5,270	1,992	9,755	36,759	21,533
Christian Felderer	2,381	3,821	1,360	7,808	12,348	4,459
Christoph Ludemann	1,150	1,150	—	5,049	5,049	1,262
Richard E. Smith (4)	7,021	32,413	32,413	47,651	160,486	160,486

(1) Shares granted in 2003 include shares awarded under the Share Plan, which are subjected to various vesting schedules, and shares purchased through the employee stock purchase and annual incentive plans.

(2) Includes shares held by closely linked parties

(3) Options have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5-year term.

(4) Resigned on September 23, 2003

     As of the date of this 20-F filing, none of the members of Global Executive Committee beneficially owns more than 1% of our shares.

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

Employee Stock Purchase Plan

     We adopted, effective January 1, 2002, employee stock purchase plans for the purpose of providing employees with an opportunity to participate in equity ownership of Converium by purchasing our shares at a discount. As with the Share Plan and the Annual Incentive Plan, our subsidiaries adopt disparate plans on substantially the same terms, which we refer to collectively as the Employee Stock Purchase Plan. One plan adopted for employees of U.S. subsidiaries is designed to meet the requirements of Section 423 of the U.S. Internal Revenue Code which affords favorable tax treatment to U.S. employees. We reserved 400,000 shares for issuance under the U.S. plan and 200,000 shares for issuance under other employee share purchase plans. The price of our shares under this plan, for each plan offering period, will be the lower of 85% of the fair market value of the shares on the offering commencement date or 85% of the fair market value of the shares on the offering termination date. One or more other stock purchase plans have been adopted to cover selected Converium employees outside the United States subject to and in accordance with applicable local law. Our Board of Directors will authorize from time to time the number of shares that are available under these other employee stock purchase plans.

Retention Awards and IPO Share Grant

     In conjunction with the Formation Transactions, we granted retention awards to certain employees of Converium in the form of Converium restricted shares. Employees other than those who were granted retention awards received Converium restricted shares. All shares vested pro rata on the first and second anniversary of the completion of the global offering. The number of our shares granted was calculated based upon the offering price of the global offering.

Long Term Incentive Plan

     Under the Long-Term Incentive Plan (the “LTIP”), certain employees were awarded restricted shares and/or options to purchase shares in Converium Holding AG. Restricted Shares granted vest ratably over a three-year period. Options were granted with an exercise price equal to the market value of the shares or ADSs on the grant date, 25% vest immediately on the grant date and 25% each year thereafter, and have a 10.5 year term. Restricted Shares and options also rest upon retirement.

Executive IPO Option Plan

     In connection with the Formation Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

     For further information on our share-based incentive plans, see Footnote 13 to our consolidated financial statements.

C. BOARD PRACTICES

Board Committees

     The Board of Directors has four Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board of Directors. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently being the General Legal Counsel.

The Nomination Committee

     Our nomination committee comprises at least three Board members and currently comprises four. It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the Board of Directors the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice-Chairman of the Board of Directors and the members of the GEC. It defines and implements procedures for the annual self-evaluation of the Board of Directors’ and the Committees’ performance; for the annual statement of independence of the Board of Directors and disclosure of any conflict of interests and any agreements concluded with the company or any of its subsidiaries; and for the orientation program for new Board members. Standing invitees are the CEO and the Chief Human Resources Officer. In 2003 the Nomination Committee held six meetings.

The Remuneration Committee

     Our remuneration committee comprises at least three Board members and currently comprises four. It sets the compensation levels for the GEC and the Head of Internal Audit and proposes to the Board of Directors the remuneration for the CEO, as well as the principles of compensation, of the incentive schemes, and bonus payments to employees. Standing invitees are the CEO and the Chief Human Resources Officer. In 2003 the Remuneration Committee held five meetings.

The Finance Committee

     Our finance committee comprises at least three Board members and currently comprises four. It approves Converium’s quarterly and half-year results (*) (except fourth-quarter results, which is the responsibility of the Board of Directors) and capital increases in subsidiaries between $5 million and $20 million. It submits to the Board of Directors for its approval the accounting standards framework for Converium, the annual budget and forecast, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of Corporate Office expenses to business segments, capital increases and the use of contingent or other alternative capital structures, year-end results and dividend policy, as well as exchange listings and de-listings. Standing invitees are the CEO and the CFO. In 2003 the Finance Committee held six meetings.

     (*) This responsibility was transferred to the Audit Committee as of February 2004.

The Audit Committee

     Our audit committee comprises the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees. Only independent and financial literate Directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the company. In addition, an Audit Committee member may not be a person affiliated with the company or any of its subsidiaries. In 2003 all Audit Committee members took part in a U.S. GAAP training session arranged with the assistance of our external auditor. The Audit Committee approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit and the external auditor. In 2003 the Audit Committee held seven meetings.

     The Audit Committee is supported in its supervisory task by Internal Audit, which reports directly to the Audit Committee. Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. The strategic goals of the Internal Audit department, which were formally approved by the Audit Committee, are as follows:

•	To evaluate the reliability and controls of the financial and risk reporting systems and to provide reasonable assurance that material errors and irregularities will be detected on a timely basis.

•	To evaluate the integrity of financial information.

•	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

•	To safeguard company assets.

•	To evaluate and promote efficient use of resources.

•	To coordinate and manage, on behalf of the Audit Committee, the relationships with the public accounting firms working for Converium.

     The Internal Audit department currently consists of eight persons and covers all operations of Converium worldwide. Internal Audit has unrestricted access to all relevant information and documents.

     As of February 13, 2004, the Audit Committee assumed the responsibility of reviewing and approving the quarterly financial statements, which was transferred from the Finance Committee. The approval of our year-end financials is the responsibility of the full Board of Directors.

     The Board of Directors has determined that a member of our Audit Committee, George G.C. Parker, is an audit committee financial expert and is “independent” under the rules of the New York Stock Exchange.

Indemnification of Officers and Directors

     We maintain customary directors’ and officers’ insurance for our directors and officers. Otherwise, neither our Articles of Incorporation nor any contract or other arrangement contains any provision under which any of our directors is indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

     D. EMPLOYEES

     As of December 31, 2003, Converium employed 847 people globally, including 359 at our offices in Switzerland, 226 at our offices in the United States, 168 at our offices in Germany, 22 in other European countries, 33 in the Asia-Pacific region and 39 in other regions.

     A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.

     The following is the distribution of the persons employed.

	As of December 31,
	2003	2002	2001
Number of employees	847	813	740
Breakdown by geographic location
Switzerland	359	332	274
United States	226	231	237
Germany	168	160	148
Asia-Pacific region	33	31	29
Other regions	61	59	52
Breakdown by main category of activity
Underwriting	289	290	274
Finance	222	200	176
Actuarial	84	77	69
Other	252	246	221

     E. SHARE OWNERSHIP

     As of the date of this annual report, none of the members of our Board of Directors or Global Executive Committee beneficially owns more than 1% of our shares. In addition, none of the members of our Board of Directors or Global Executive Committee have an ownership interest in a company that is a major client or broker of Converium. For an explanation of shares and options, see Item 6. “Directors, Senior Management and Employees – B. Compensation”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     As of March 31, 2004, 28,023,914 shares were registered in our share register. These shares were owned by 3,586 shareholders, of which 2,915 were private individuals holding 3.72% of total outstanding shares, 283 were foundations and pension funds holding 6.58% of total outstanding shares and 388 were other legal entities holding 59.75% of total outstanding shares.

     As of March 31, 2004, 26 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 5,263,484 of our registered shares and 1,300 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 6,107,994 ADSs. These holdings represented 20.79% of the total number of shares outstanding as of March 31, 2004. Brokers and other nominees hold certain of our registered shares and ADSs. In addition, some holders of our registered shares have not or may not register their holdings. Consequently, the above figures may not state the actual number of U.S. beneficial holders or the number of registered shares or ADSs beneficially held by persons in the United States.

     As of the date of this annual report, and in accordance with the notification requirements as set by the SWX Swiss Stock Exchange, the following are direct or indirect owners of 5% or more of our outstanding shares:

•	Fidelity International Limited (“Fidelity”), Hamilton, Bermuda: 9.87% (date of notification April 28, 2003).

•	Wellington Management Company LLP (“Wellington”), Boston, Massachusetts, United States: 7.68% (date of notification January 11, 2002).

     Only one shareholder, European Growth SICAV Luxembourg: 6.01% (a fund managed by Fidelity), is registered in Converium’s share register with an individual shareholding exceeding the 5% threshold specified in article 663c of the Swiss Code of Obligations.

     Fidelity is an investment advisor, which provides investment advisory and management services to non-US investment companies, trusts and institutions. Wellington is an investment advisor and portfolio manager with voting authority for 47 clients, none of which has an individual shareholding in excess of 5%. Converium does not hold any interlocking shareholdings with any other joint-stock companies.

     As of April 1, 2004, members of our Global Executive Committee held an aggregate of 136,188 of our shares and options to purchase 663,457 shares representing approximately 2% of our shares. As of the date of this annual report, the members of our Board of Directors were granted options to purchase 21,314 shares. See “Item 6. — Directors, Senior Management and Employees — B. Compensation.”

B. RELATED PARTY TRANSACTIONS

     There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2003.

     In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business. In March 2003, Converium as a shareholder provided a loan to GAUM in the amount of £12.6 million ($19.8 million). In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pools capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM.

     In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”), to acquire a further 5.1% stake in GUAM, which increased its overall stake in GUAM to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £ 2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pools capacity.

     Converium has entered into a strategic alliance with the Medical Defence Union (MDU) that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of the Medical Defence Union. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the Medical Defence Union beginning July 1, 2003. These insurance polices replaced policies formerly issued in the United Kingdom by Zurich Financial Services’ entities, the majority of which were reinsured by Converium. Gross premiums from MDU were $137.3 million, $140.0 million and $57.0 million for 2003, 2002 and 2001, respectively.

     Converium has a 48% participation in SATEC, a leading global space underwriting agency based in Venice, Italy. Gross premiums assumed through the pool managed by SATEC were $5.9 million, $5.0 million and $3.2 million for 2003, 2002 and 2001, respectively.

     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See the consolidated financial statements beginning on page F-1.

Legal Proceedings

     Converium Holding AG and its subsidiaries are continuously involved in various legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters are not material to Converium’s financial position, with the exception of the matters described below:

Amerisafe Matters

     In September 2003, the parties settled the March 2001 litigation initiated by American Interstate Insurance Company (“Amerisafe”) against Converium Reinsurance (North America) Inc., (“CRNA”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and ZFS in the United States District Court for the Western District of Louisiana. ZFS and Guy Carpenter had previously been dismissed from the suit. Based on the terms of the settlement agreement and on the basis of the aggregate excess of loss protection from ZIC (see Note 15 to our consolidated financial statements), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of this action.

     Since late fall of 2000, CRNA had received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. As part of the September 2003 settlement with Amerisafe, Amerisafe has withdrawn the complaint and the LDI has officially closed the file with respect to the complaint.

Superior National Matters

     On January 16, 2002, the California Insurance Commissioner (the “Commissioner”), filed a complaint against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of the Superior National Insurance Companies in Liquidation (“SNICIL”), in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totalling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Formation Transactions, ZFS has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from ZFS. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the Complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The Commissioner’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA ($17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately $41.0 million with no further clarification as to the basis for this amount). CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the litigation.

     No discovery relating to any transaction in which CRNA or CINA was involved is ongoing and any such discovery is not likely to commence until at least late 2004.

US Life Insurance Co. Arbitration

     On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, CINA and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are $54.0 million premiums earned, $18.1 million commissions earned and $110.7 million losses incurred. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. The arbitration has not concluded at this time and the arbitrators have currently advised that additional dates necessary to conclude the arbitration will not be available until the second half of 2004. Based on the limited information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company Arbitration

     On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. In the arbitration, All American is now seeking to rescind the contract on the basis of certain alleged misrepresentations and omissions made by SNICIL, who is also now a party to the arbitration as a reinsured under the contract. As of this date, the arbitration panel has been constituted and hearings are scheduled for June 2004. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are $41.1 million premiums earned, $14.2 million commissions earned and $62.3 million losses incurred. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Continental Casualty Company Arbitration

     On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration, CRNA would be seeking enforcement of the retrocessional contract and Continental would be seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through December 31, 2003 are $20.8 million premiums earned, no commissions earned and $56.4 million losses incurred. The parties have each selected their party-appointed arbitrators, but at this stage an umpire has not yet been selected. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life

     On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Rückversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the U.S. District Court of the Southern District of New York, Converium sent Canada Life a request to arbitrate. The organizational meeting of the arbitrators took place on October 8, 2003. The hearing is expected to take place in the first quarter of 2005.

     Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

Dividends and Dividend Policy

     The Board of Directors will propose at the Annual General Meeting an appropriation of the available earnings for the 2003 fiscal year. If this proposal meets the approval of the General Meeting of shareholders in Zug, Switzerland on April 27, 2004, a cash dividend of CHF 1.50 per share, or CHF 60,009,326, will be paid on Thursday, April 29, 2004.

     We intend to distribute dividends to our shareholders on an annual basis, but cannot assure you that we will do so. Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. Holders of shares and ADSs with respect to the underlying shares, are entitled to receive payment in full of any dividends declared in respect of the 2003 fiscal year and following years.

     As a holding company, we are dependent on dividends, interests and royalty fees from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 14 to our consolidated financial statements.

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

     B. SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

Market Price Information

Trading on the SWX Swiss Exchange

     The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On April 6, 2004, the latest practicable day before the printing of this annual report, the last reported sale price of our registered shares on the SWX Swiss Exchange was CHF 63.80 per registered share.

	High	Low
	CHF	CHF
Calendar Year 2001 (from December 11, 2001)	82.10	79.00
Calendar Year 2002	89.75	54.85
First Quarter	88.45	75.00
Second Quarter	89.75	72.40
Third Quarter	79.00	56.15
Fourth Quarter	69.60	54.85
Calendar Year 2003	74.50	49.60
First Quarter	69.85	49.60
Second Quarter	74.50	55.45
Third Quarter	67.00	59.10
Fourth Quarter	69.10	60.05
Calendar Year 2004 (until March 31, 2004)	73.75	60.25
First Quarter	73.75	60.25
Last 6 Months
October 2003	67.10	60.05
November 2003	69.10	60.65
December 2003	66.00	62.00
January 2004	68.10	63.00
February 2004	73.75	65.00
March 2004	68.10	60.25

Trading on the New York Stock Exchange

     The table below presents the highest and lowest reported sale price for our ADSs on the New York Stock Exchange. On April 6, 2004, the latest practicable day before the printing of this annual report, the last reported sale price of our ADSs on the New York Stock Exchange was $24.43 per ADS.

	High	Low
	$	$
Calendar Year 2001 (from December 11, 2001)	27.40	23.02
Calendar Year 2002	28.52	18.30
First Quarter	26.50	21.77
Second Quarter	28.52	24.25
Third Quarter	26.05	18.96
Fourth Quarter	24.10	18.30
Calendar Year 2003	26.63	19.15
First Quarter	25.15	19.15
Second Quarter	26.42	20.52
Third Quarter	24.20	21.55
Fourth Quarter	26.63	22.77
Calendar Year 2004 (until March 31, 2004)	29.57	23.55
First Quarter	29.57	23.55
Last 6 Months
October 2003	25.10	22.77
November 2003	25.45	23.50
December 2003	26.63	24.30
January 2004	27.30	25.80
February 2004	29.57	25.56
March 2004	27.01	23.55

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     Converium registered shares have a listing on the SWX Swiss Exchange under the symbol “CHRN.” Converium ADSs are listed in the United States on the New York Stock Exchange, or NYSE, under the symbol “CHR”. The NYSE is the only trading market for our ADSs in the United States. Each of our ADSs represents one-half of one of our registered shares. We expect that the SWX Swiss Exchange will remain the principal trading market for our registered shares.

     The 8.25% Guaranteed Subordinated Notes due 2032 are securities of Converium Finance S.A., a société anonyme incorporated under the laws of Luxembourg, and a wholly-owned subsidiary of Converium AG, and have a listing under the symbol “CHF” on the New York Stock Exchange.

     D. SELLING SHAREHOLDERS

     Not applicable.

     E. DILUTION

     Not applicable.

     F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A. SHARE CAPITAL

Not applicable.

     B. MEMORANDUM AND ARTICLES OF INCORPORATION

     See “Description of Shares and Share Capital” in the Registration Statement on Form F-1, file number 333-14106, filed with the SEC under the Securities Act of 1933 on December 10, 2001. There was no modification in the Articles of Incorporation with the exception of the amount of issued share capital which has been adjusted in order to reflect the shares actually issued in 2002 in conjunction with Converium’s employee compensation plans from contingent share capital. Following this increase, the actual issued share capital amounts to CHF 400,062,170 and is divided into 40,006,217 shares with a par value of CHF 10 each. The respective contingent share capital for the participation of employees (article 3a of our Articles of Incorporation) has consequently been reduced by an equal amount.

Information Policy

     In conjunction with the invitation for the Annual General Meeting, all registered shareholders are provided with an invitation and a summary report on Converium’s financial results for the current financial year. Upon request, a full annual report with the financial statements can be ordered. Additionally, all ADS holders, upon request, receive a copy of the current annual report including financial statements, through their brokers. Furthermore, all financial and other information released by Converium is accessible on Converium’s web page as well as through the SEC.

Statutory Quorums

     According to Article 13 of Converium’s Articles of Incorporation, resolutions at the General Meetings of Shareholders are taken with the majority of votes cast.

     In accordance with the provisions of Swiss law (Article 704 Swiss Code of Obligations) Converium’s Articles of Incorporation require two thirds of votes to be represented and the absolute majority of the nominal values of the shares represented is required for resolution on the following:

•	an alteration of the purpose of Converium

•	the creation of super-voting shares

•	restrictions on the transfer of registered shares and the removal of such restrictions as well as restrictions to vote and the removal of such restrictions

•	an authorized or contingent increase of share capital

•	an increase of share capital by conversion of capital surplus, by contribution in kind or for the purpose of an acquisition of assets and the grant of special rights

•	a restriction or exclusion of the subscription right or advance subscription right

•	a change of Converium’s registered office

•	the dissolution of Converium without liquidation

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

     For 2004, the date by which a shareholder has to be registered in the share register is April 23, 2004, in order to be invited to the Annual General Meeting of April 27, 2004, at the Casino in Zug.

Shareholder Votes on Equity-Based Compensation plans

     The NYSE rules require that shareholders must vote on all equity based compensation plans and any material revisions to the terms of such plans. Converium does not comply with this requirement, as under Swiss Company Law, the approval of compensation plans is not an authority of the General Meeting, but of the Board of Directors. The reason for not providing for approval of equity based compensation plans is the fact that the capital of a Swiss company is determined in the Articles of Incorporation and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity based compensation plans result in a need for a capital increase, the shareholders’ approval is mandatory. If, however, shares for such plans are purchased in the open market, shareholders do not have the authority to vote.

     C. MATERIAL CONTRACTS

The Master Agreement

     The Master Agreement sets out the overall principles and the rights and obligations of the parties in connection with the Formation Transactions. It also addresses the relationship between Zurich Financial Services and Converium following the Formation Transactions. In particular, the Master Agreement provides for:

•	the separation of substantially all of the third-party reinsurance business from the businesses of Zurich Financial Services, and

•	the consolidation of this business under Converium Holding AG.

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

     Further, each of Zurich Financial Services and Converium has agreed, following the completion of the Formation Transactions:

•	to execute the agreements, and to cooperate and act in accordance with the arrangements described below

•	not to, and to cause its subsidiaries not to, until March 31, 2004, interfere with any contractual relationship existing on or at any time during the period of two years prior to the first trading day on the SWX Swiss Exchange between the other party and its customers or other commercial counterparties

•	not to, and to cause its subsidiaries not to, within a period of two years after the first trading day on the SWX Swiss Exchange, actively solicit for employment or hire any person employed by the other party or its subsidiaries, and

•	not to, except for certain specified exceptions, disclose confidential information of the other party or an entity of such party’s group which is not known to third parties but which is known by the parties due to the fact that the parties were previously part of the same group of companies or as a result of the Formation Transactions contemplated by the Master Agreement.

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

September 11th Coverage

     Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of net loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of Converium Reinsurance (North America) Inc., our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. See — Note 8 to our financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance.”

Acquisition of the Converium AG Business

     Certain Converium AG reinsurance business was acquired from ZIC and ZIB via the Quota Share Retrocession Agreement, described in more detail below and the Asset Purchase and Assumption of Liability Agreement between ZIC and Converium AG, dated September 28, 2001. Under this Agreement, ZIC transferred to Converium AG tangible assets, marketable securities and liabilities relating to the business written by the Zurich operations.

Quota Share Retrocession Agreement

     In connection with the Formation Transactions, the transfer of certain business to Converium AG by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium AG which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third-party reinsurance assumed business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

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

     Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in our financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium AG is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from our financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported for 2003, 2002, or 2001.

     Converium will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Additionally, Zurich Financial Services has the right to prepay to Converium the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement. Any surplus will be recorded in the financial statements in the period when it occurs.

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

Acquisition of the Converium Reinsurance (North America) Inc. Business

     The Converium Reinsurance (North America) Inc. reinsurance business was acquired through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Converium Reinsurance (North America) Inc. to Converium Holdings (North America) Inc., pursuant to a Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium, dated November 20, 2001.

Assumption of $200 Million Public Notes

     On October 20, 1993, Zurich Reinsurance Centre Holdings, Inc., or ZRCH, issued $200 million principal amount of 7.125% Senior Notes due October 15, 2023, referred to as the Notes. In connection with the issuance of the Notes, ZRCH executed an Indenture. As partial consideration for the transfer to Converium Holdings (North America) Inc. of Converium Reinsurance (North America) Inc., Converium Holdings (North America) Inc. has executed a First Supplemental Indenture, dated November 20, 2001, assuming all of the rights and obligations of ZRCH under the Indenture. The Bank of New York acts as Trustee under the Supplemental Indenture. Accordingly, this indebtedness is reflected in our financial statements for all periods presented. The Notes are general unsecured obligations of Converium Holdings (North America) Inc. and rank on a parity with all other unsecured and unsubordinated indebtedness of Converium Holdings (North America) Inc.

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

     In connection with the Formation Transactions, we have extinguished our legal responsibility for substantially all of the CENY Business pursuant to the Master Novation and Indemnity Reinsurance Agreement with certain insurance subsidiaries of Zurich Financial Services, including Converium Reinsurance (North America) Inc., Centre Insurance Company, or CIC, Centre Solutions (U.S.) Limited, or CSUS, a Bermuda domiciled insurance company, and Zurich Insurance Company, Bermuda branch, a Bermuda branch of a company organized under the laws of Switzerland, dated as of October 21, 2001. Under this agreement, Converium Reinsurance (North America) Inc. has assigned and transferred to insurance subsidiaries of Zurich Financial Services, and these insurance subsidiaries have assumed, pursuant to a novation, substantially all of the insurance contracts related to the CENY Business. Accordingly, the novated contracts are excluded from our financial statements. However, a portion of the CENY Business was not novated because necessary consents could not be obtained from the reinsureds by the effective date of the agreement. This portion of the CENY Business has been 100% retroceded to CIC and CSUS on an indemnity reinsurance basis and is reflected in our financial statements as 100% retroceded business for all periods presented.

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

Acquisition of the Converium Rückversicherung (Deutschland) AG Business

     The Converium Rückversicherung (Deutschland) AG reinsurance businesses were acquired through the transfer by Zurich Financial Services to Converium AG of its 98.63% interest in ZRK pursuant to the Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.

GRI Retained Business

     GRI is an internal operating unit of Zurich Financial Services whose principal role is to accumulate risks underwritten by primary and direct providers of insurance in a manner which allows GRI to access the third-party reinsurance market. GRI’s internal operations were wholly autonomous from the third-party reinsurance business conducted by Converium. Moreover, Converium never used GRI to access external reinsurance markets.

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

     Moreover, we have agreed with Zurich Financial Services to allocate amongst ourselves liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to Converium shareholders or as a result of the Formation Transactions themselves.

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

     As described above, subsidiaries of Converium and Zurich Financial Services will indemnify each other with respect to losses arising out of our lease arrangements at Converium Reinsurance (North America) Inc’s New York City office. See “— Acquisition of the Converium Reinsurance (North America) Inc. Business.”

Tax Sharing Agreements

     We entered into Tax Sharing and Indemnification Agreements with:

•	ZRCH, in respect of the U.S. Converium entities, which we refer to as the U.S. Tax Sharing Agreement, and

•	Zurich Financial Services in respect of the non-U.S. Converium entities, which we refer to as the Non-U.S. Tax Sharing Agreement.

     The tax allocation agreement in effect involving Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. was terminated as to those parties. Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. paid $54.9 million due under the tax allocation agreement through the date of sale of Converium Reinsurance (North America) Inc., to Converium Holdings (North America) Inc. Under the U.S. Tax Sharing Agreement, these settlements will be adjusted to the extent necessary based on tax returns filed for years 2000 and 2001. The U.S. Tax Sharing Agreement provides we will generally be liable for taxes imposed on our U.S. entities in respect of periods prior to and after the transfer. However, ZRCH will be liable to us for specified taxes, which will include any taxes arising out of the transfer of the U.S. entities to us, any taxes imposed in respect of the stop loss reinsurance policy from ZIC from 1997 to 2001 and certain other matters.

     The Non-U.S. Tax Sharing Agreement provides, in general, that we will be liable for all taxes arising from the business previously conducted by ZIC and Converium Rückversicherung (Deutschland) AG, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia and representative offices in Buenos Aires, London, Mexico City, Sao Paolo and Tokyo. As described above, under the Master Agreement we will be liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses of the global offering, up to an aggregate of $50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions will be borne by Converium. See “— The Master Agreement.”

     The tax sharing agreements also set forth the responsibilities for filing tax returns affecting the Converium entities, and the conduct of audits and similar proceedings. The obligations of ZRCH under the U.S. Tax Sharing Agreement are guaranteed by ZIC.

Swiss Tax Consequences to Converium of the Formation Transactions

     Under the terms of the Swiss tax rulings obtained by Zurich Financial Services and granted by the Swiss Federal and Zurich Cantonal Tax Administrations, the Swiss tax treatment of the Formation Transactions relating to the formation of Converium will be as described below, provided the Formation Transactions were effected in the manner described to the Swiss Tax Administrations and the conditions described further below are satisfied:

•	The offering of Converium shares to the public in the global offering will retroactively trigger Swiss stamp duty at the rate of 1% of the fair market value of Converium at the level of Converium Holding AG.

     As part of the Master Agreement, Zurich Financial Services has agreed to reimburse us for certain costs and expenses related to the Formation Transactions, including the stamp duty taxes described above. See “— The Master Agreement”.

     The Swiss tax treatment of the Formation Transactions set forth above is subject to the following condition:

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

Continuing Aggregate Excess of Loss Agreements

1993 Aggregate Excess of Loss Agreement

     In 1993, ZIC and ZRC entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements”, ZRC was a predecessor of Converium Reinsurance (North America) Inc., and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss adjustment expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, are on an incurred basis (rather than as any such losses are paid). As of December 31, 2003, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.

1997 Aggregate Excess of Loss Agreement

     Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1,1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Formation Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of $307.5 million from the September 11th terrorist attacks that exceed $58.2 million remains in effect, with ZIC as counterparty; and

•	the remainder of the coverage under the agreement is commuted.

     As part of the Formation Transactions, ZIC has also provided Converium Reinsurance (North America) Inc. with coverage for all its net losses with respect to the Amerisafe business ceded to the Unicover Occupational Accident Reinsurance Pool and the September 11th terrorist attacks that exceed the coverage limits described above under each of two Indemnity Agreements, each dated as of October 1, 2001. In addition, under the Master Agreement, Converium has agreed to indemnify ZIC for up to $58.6 million of losses in connection with the Amerisafe business ceded to the Unicover Pool for non-performance of the retrocessionaire.

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

     In June 2001, ZIC entered into the TRINOM transaction that provides ZIC with specific high limit catastrophe protection. As part of the Formation Transactions, ZIC and Converium AG have entered into a CAT Retrocession Reinsurance Agreement, dated December 1, 2001, which we refer to as the Catastrophe Agreement. This agreement provides for Converium to receive payments from ZIC for certain catastrophic events on terms similar to ZIC’s protection under the TRINOM transaction. We will pay ZIC amounts at least equal to the payments made by ZIC to TRINOM. The catastrophe agreement was effective as of June 18, 2001, and will remain in effect for the same period as ZIC’s agreement with TRINOM, together with any extension thereto. See “Item 4. — Information on the Company — B. Business Overview — Catastrophe Protection.”

     In September 2002, Converium AG granted to MDU Investments Ltd. a put option enabling MDU Investments Ltd. to require Converium (or a person nominated by Converium AG) to subscribe up to an aggregate of 20.0 million preferred shares on the terms of the pertinent agreement, with such option to be exercised in tranches of one million shares with a value of £1 each. On the same date Converium AG granted to the Medical Defence Union Ltd. a call option enabling the Medical Defence Union Ltd. to purchase some or all of the preferred shares which Converium AG or a subsidiary thereof may from time to time hold in MDU Investments Ltd.

     In December 2002, in conjunction with the issue by Converium Finance S.A. of the Guaranteed Subordinated Notes, Converium Holding AG and Converium AG, as guarantors, have issued an unconditional irrevocable subordinated guarantee which will constitute the direct, unsecured and subordinated joint and several obligations of each of the guarantors subordinate to all Senior Creditors (as defined in the Indenture), and will rank equally without preference among themselves and at least equally with any existing or future unsecured, subordinated obligations of either guarantor that are expressed to rank equally with the subordinated guarantee and prior to all holders of the guarantors’ share capital and to all holders of the guarantors’ existing or future securities or obligations that are expressed to rank junior to the subordinated guarantee. See “Item 3. — Key Information — B. Capitalization and Indebtedness”.

     On December 27, 2002, Converium Finance S.A. purchased from Converium AG the $150.0 million loan previously granted by Converium AG to Converium Holding AG on December 19, 2001, for a total purchase price of $150.8 million.

     In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business. In March 2003, Converium as a shareholder provided a loan to GAUM in the amount of £ 12.6 million ($19.8 million). In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pools capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM.

     In July 2003, Converium entered into arrangements by which various banks, led by ABN AMRO Bank N.V., Barclays Capital and Commerzbank Aktiengesellschaft are providing Converium AG and its approved subsidiaries an $ 900 million unsecured letter of credit facility allowing Converium AG or its approved subsidiaries to draw upon this facility in conjunction with Converium’s need for letters of credit where, for regulatory purposes or otherwise, collateral is required.

     In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”), to acquire a further 5.1% stake in GUAM, which increased its overall stake in GUAM to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £ 2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pools capacity. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

Lease Arrangements

     Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

     Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

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

     E. TAXATION

     The following is a summary of the principal U.S. Federal income tax and Swiss tax consequences to a holder of shares or

ADSs. This discussion does not purport to address all tax consequences of the acquisition, ownership and disposition of shares or ADSs and does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting shares of Converium, holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar, etc.), some of which may be subject to special rules. This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions as in effect on the date hereof), as well as the Convention Between the United States of America and the Swiss Confederation, which we call the U.S./Switzerland Treaty, all of which are subject to change (or change in interpretation), possibly with retroactive effect. We have not, and will not, request a ruling from the U.S. Internal Revenue Service concerning the tax consequences of any aspect of the transactions described herein. This discussion does neither generally address any aspects of Swiss taxation other than income and capital taxation and Swiss stamp duties nor of U.S. taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the Swiss and other tax consequences of owning and disposing of shares or ADSs as well as the U.S. federal, state and local and other tax consequences of owning and disposing of shares or ADSs.

Swiss Taxation

     Generally, holders of ADSs will be treated as owners of the registered shares underlying the ADSs for Swiss tax purposes. Accordingly, except as noted, the Swiss tax consequences discussed below apply equally to holders of the registered shares and ADSs.

     This discussion does not, as already mentioned above, generally address any aspects of Swiss taxation other than income and capital taxation and Swiss stamp duties. Holders are urged to consult their tax advisors regarding the Swiss and other tax consequences of owning and disposing of shares or ADSs.

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

Income Tax on Dividends

     A Swiss resident or a foreign resident subject to Swiss taxation who receives a dividend or similar distribution (including liquidation proceeds in excess of the nominal value of the shares) from us is required to include such amounts in his personal income tax return. A Swiss shareholder which itself is a company or a cooperative may, under certain circumstances, benefit from an exemption of the dividend from income taxation (participation exemption/Beteiligungsabzug).

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

     A Swiss resident or a foreign resident subject to Swiss taxation which is a shareholder and which itself is a company or a cooperative may, under certain circumstances, be eligible for relief from taxation with respect to capital gains (participation exemption/Beteiligungsabzug). However, the participation exemption on capital gains applies only in the case of a shareholding quota sold of at least 20% held over an uninterrupted period of at least one year.

Stamp Duties upon Transfer of Shares

     The sale or purchase of shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty, calculated on the sale proceeds, if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act.

United States Federal Income Taxation

     For purposes of this discussion, a “U.S. holder” is either (1) a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion does not, as already mentioned above, generally address any aspects of U.S. taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares or ADSs.

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

Taxation of Dividends

     Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders will include in gross income the gross amount of any distribution, other than certain pro rata distributions of common shares, paid (before reduction for Swiss withholding taxes) by Converium out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) as foreign source ordinary income when the dividend is actually or constructively received by the U.S. holder. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a non-corporate US holder after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by us with respect to our shares or ADSs will be qualified dividend income. The amount of the dividend paid in Swiss francs will be the U.S. dollar value of the Swiss francs received, including the amount of any Swiss tax withheld, determined at the spot Swiss franc/U.S. dollar rate on the date such dividend is received, which for holders of ADSs would be the date such dividend is received by The Bank of New York, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

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

Sale or Exchange

     Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of shares or ADSs will, subject to the discussion of the PFIC rules below, be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the shares or ADSs and the amount realized on the disposition. Capital gain of a non-corporate US holder that is recognized on or after 6 May 2003 and before 1 January 2009 is taxed at a maximum rate of 15% where the property is held more than one year. Any gain or loss recognized will generally be treated as U.S. source gain or loss. U.S. holders are urged to consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

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

     In addition, documents referred to above are available from Converium at its headquarters, located at:

     Baarerstrasse 8 CH-6300 Zug Switzerland

     I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. See “Item 15. — Controls and Procedures”

     We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short and long-term periods. Our market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

     We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income generated by our investment assets. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modelling.

     To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating. These concentrations and credit risks are reviewed on a quarterly basis by our Finance Committee as a part of the review and approval of our quarterly financial statements.

Sensitivity Analyses for Invested Assets

     Approximately 90.9% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, U.S. GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

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

Equity Market Risk

     We hold approximately 11.2% of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2003, would be an after-tax reduction in net assets of $68.4 million, which represents approximately 3.3% of our total shareholders’ equity as of December 31, 2003.

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

Interest Rate Risk

     Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of $126.4 million, which represents approximately 6.1% of our total shareholders’ equity as of December 31, 2003. This reduction would be offset by higher investment income earned on newly invested funds.

     To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.6. Additionally, we created a portfolio of held-to-maturity government bonds totalling $500.4 million (10.2% of our fixed maturities portfolio, excluding the Funds Withheld Asset).

     As of December 31, 2003, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Foreign Exchange Risk

     Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice enables sound currency asset/liability management, but implies a translation risk of currency rate changes against the U.S. dollar that may result in adverse effects on our reported shareholders’ equity when expressed in U.S. dollars.

     Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. In line with our functional currency concept, the differences resulting from the currency rate changes are recorded in shareholders’ equity as cumulative currency translation adjustments.

     The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2003 against the U.S. dollar.

	Adverse exchange rate
	movement against the U.S.	Approximate decline in
	dollar	shareholders’ equity
Euro	10%	$42 million
Swiss franc	10%	$35 million
UK pound	10%	$ 3 million

     As of December 31, 2003 and 2002, we had unrealized cumulative translation gains of $116.1 million and $113.9 million, respectively.

     Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the U.S. dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our U.S. dollar reported premiums, losses and expenses.

     The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2003:

	U.S.		U.K	Swiss	Japanese
	Dollar	Euro	pound	franc	yen	Other	Total
Income statement
Net premiums written	52%	22%	13%	1%	2%	10%	100%
Net investment income	71%	14%	12%	1%	—	2%	100%
Losses, loss adjustment expenses and life benefits	58%	20%	13%	—	1%	8%	100%
Underwriting acquisition costs	50%	23%	14%	—	3%	10%	100%
Other operating and administration expenses	39%	11%	4%	45%	—	1%	100%
Interest expense	100%	—	—	—	—	—	100%
Balance sheet
Total invested assets	66%	15%	13%	3%	—	3%	100%
Reinsurance assets	84%	6%	8%	2%	—	—	100%
Losses and loss adjustment expenses, gross	61%	17%	16%	1%	1%	4%	100%
Unearned premiums, gross	60%	12%	19%	1%	1%	7%	100%
Future life benefits, gross	49%	47%	—	2%	—	2%	100%
Debt	100%	—	—	—	—	—	100%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Converium Holding AG’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date our disclosure controls and procedures were effective to ensure that material information relating to Converium Holding AG was made known to them by others within the company, particularly during the period in which this Form 20-F was being prepared.

     There were no changes to our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Whistleblower Procedure

     An anonymous “whistleblower” procedure has been established, allowing confidential reporting and evaluation of complaints regarding questionable accounting methods or fraudulent practices, as well as other risk-related operational hazards such as inadequate controls or organizational shortcomings. Through Group Internal Audit, such anonymous reporting goes directly to the Audit Committee of the Board of Directors.

ITEM 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that a member of our Audit Committee, George G.C. Parker, is an audit committee financial expert and is “independent” under the rules of the New York Stock Exchange.

Item 16B. CODE OF ETHICS

     The Board of Directors of Converium Holding AG approved the Code of Business Conduct and Ethics (the “Code”) for Converium on May 27, 2003.

     The details of the Code is accessible on our Internet website at:

     http://www.converium.com/3152.asp

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Duration of the Mandate and Terms of Office of the Independent Auditors

     PricewaterhouseCoopers Ltd, our principal independent auditor, began serving as our auditor upon the formation of Converium in 2001. The head auditors responsible for our audit, Andrew Hill and Martin Frei, began serving in their roles in 2002 and 2003, respectively.

     Policy on Pre-Approval and Non-Audit Services of Independent Auditors

     Our Audit Committee comprises the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees. Only independent and financial literate Directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from us. In addition, an Audit Committee member may not be a person affiliated with the company or any of its subsidiaries. The Audit Committee approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit and the external auditor. In 2003 the Audit Committee held seven meetings.

     The Audit Committee has the responsibility to pre-approve all audit fees, fees for audit related services, tax advisory fees provided by Converium’s external auditors and all non-audit related fees. Converium implemented protocols and guidelines to ensure that only pre-approved services are provided by Converium’s external auditors.

     Independent Auditor Fees

     We paid the following fees for professional services to PricewaterhouseCoopers Ltd, for the twelve-month periods ended December 31:

		2003
		%
		Approved
($ thousands)	2003	(1)	2002
Audit fees	$2,296	100.0%	$1,892
Audit related fees	374	61.5	555
Tax advisory fees	161	82.3	143
Other non-audit fees	7	100.0	136

Total fees	$2,838	91.5%	$2,726

(1)	Represents percentage of 2003 fees approved by the Audit Committee.

     Audit fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory financial statements. It also includes services that can only be provided by the Group auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

     Audit related fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as consultation on the Sarbanes-Oxley project, systems reviews, U.S. GAAP training, pension and benefit plan audits and other accounting consultation.

     Tax advisory fees represent tax compliance and fees related to transfer pricing analysis.

     Other non-audit fees consist of fees related to a PricewaterhouseCoopers Ltd accounting and reporting database that Converium subscribes to.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See the consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised February 5, 2003. ^

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially 2filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln)

Exhibit Number	Description
Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-U.S. Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees. *

Exhibit Number	Description
4.26	Omnibus Share Plan for U.S. Employees. *

4.27	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM).

4.39	Agreement dated July 24, 2003 $900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	Consent of PricewaterhouseCoopers Ltd, independent accountants.

31.1	302 Certification of Chief Executive Officer.

31.2	302 Certification of Chief Financial Officer.

32.1	906 Certification of Chief Executive Officer.

32.2	906 Certification of Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

CONVERIUM
INDEX TO CONSOLIDATED AND HISTORICAL COMBINED
FINANCIAL STATEMENTS AND SCHEDULES

Page
Report of the independent Group Auditors on the Financial Statements		F-2
Consolidated and Historical Combined Statements of Income for the years ended December 31, 2003, 2002 and 2001		F-3
Consolidated and Historical Combined Balance Sheets as of December 31, 2003 and 2002		F-4
Consolidated and Historical Combined Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001		F-5
Consolidated and Historical Combined Statements of Changes in Equity for the years ended December 31, 2003, 2002 and 2001		F-6
Notes to the Consolidated and Historical Combined Financial Statements		F-7
Schedules
Report of the Group Auditors on the Financial Statement Schedules		S-1
I	Summary of Investments Other than Investments in Related Parties as of December 31, 2003 and 2002	S-2
II	Condensed Financial Information of the Registrant
	Statements of Income for the years ended December 31, 2003 and 2002 and for the period June 19, 2001 to December 31, 2001	S-3
	Balance Sheets as of December 31, 2003 and 2002	S-4
	Statements of Cash Flows for the years ended December 31, 2003 and 2002 and for the period June 19, 2001 to December 31, 2001	S-5
IV	Reinsurance for the years ended December 31, 2003, 2002 and 2001	S-6

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Holding AG and Subsidiaries
Report of the independent Group auditors

To the General Meeting of Shareholders of Converium Holding AG, Zug

We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2003 and 2002 and the related consolidated and historical combined statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003, included on pages 28 through 69, all expressed in United States dollars.

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

In our opinion, the consolidated and historical combined financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated and historical combined financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

A. Hill	M. Frei

Zurich, February 13, 2004

Converium Holding AG and Subsidiaries
Consolidated and historical combined statements of income

(US$ million, except per share information)

Year ended December 31	Notes	2003	2002	2001
Revenues
Gross premiums written		4,223.9	3,535.8	2,881.2
Less ceded premiums written		-396.9	-213.6	-398.6
Net premiums written	9	3,827.0	3,322.2	2,482.6
Net change in unearned premiums		-150.5	-156.7	-187.4
Net premiums earned	9	3,676.5	3,165.5	2,295.2
Net investment income	6	233.0	251.8	228.7
Net realized capital gains (losses)	6	18.4	-10.3	-18.4
Other income (loss)		2.7	-1.2	-5.8
Total revenues		3,930.6	3,405.8	2,499.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	8,9	-2,674.2	-2,492.0	-2,300.5
Underwriting acquisition costs	9	-803.2	-666.7	-508.1
Other operating and administration expenses		-197.8	-173.3	-146.4
Interest expense	10	-31.0	-16.4	-24.2
Amortization of goodwill	7	—	—	-7.8
Restructuring costs	3	—	—	-50.0
Total benefits, losses and expenses		-3,706.2	-3,348.4	-3,037.0
Income (loss) before taxes		224.4	57.4	-537.3
Income tax (expense) benefit	11	-39.3	49.4	169.9
Net income (loss)		185.1	106.8	-367.4
Basic earnings (loss) per share	21	4.65	2.68	-9.18
Diluted earnings (loss) per share	21	4.59	2.64	-9.18

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)

Year ended December 31	Notes	2003	2002
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	6	500.4	—
Available-for-sale securities:
Fixed maturities	6	4,428.2	3,443.1
Equity securities	6	840.2	530.8
Other investments	6	173.5	177.3
Short-term investments		55.8	318.0
Total investments		5,998.1	4,469.2
Funds Withheld Asset	6	1,530.6	1,648.1
Total invested assets		7,528.7	6,117.3

Other assets
Cash and cash equivalents		280.8	361.5
Premiums receivable:
Current		182.8	131.9
Accrued		1,825.5	1,589.4
Reinsurance assets:
Underwriting reserves	9	1,718.6	1,627.7
Insurance balances receivable, net		224.0	239.9
Funds held by reinsureds		1,374.0	935.9
Deferred policy acquisition costs		380.1	264.9
Deferred income taxes	11	345.1	391.8
Other assets	7	495.0	390.7
Total assets		14,354.6	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8	7,842.8	6,821.3
Unearned premiums, gross	9	1,467.4	1,170.7
Future life benefits, gross	9	483.5	371.7
Other reinsurance liabilities		1,087.3	661.6
Funds held under reinsurance contracts		529.8	429.5
Deferred income taxes	11	158.3	133.9
Accrued expenses and other liabilities		311.6	333.9
Debt	10	390.6	390.4
Total liabilities		12,271.3	10,313.0

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,775,620 and 39,904,647 shares outstanding, respectively)	14	253.0	253.0
Additional paid-in capital		1,326.7	1,330.9
Treasury stock (230,597 and 101,570 shares, respectively)		-10.0	-3.3
Unearned stock compensation	13	-6.1	-10.0
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of taxes	6	145.3	-53.3
Cumulative translation adjustments		116.1	113.9
Total accumulated other comprehensive income		261.4	60.6
Retained earnings		258.3	106.8
Total equity		2,083.3	1,738.0
Total liabilities and equity		14,354.6	12,051.0

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated and historical combined statements of cash flows

(US$ million)

Year ended December 31	2003	2002	2001
Cash flows from operating activities
Net income (loss)	185.1	106.8	-367.4

Adjustments for
Net realized capital (gains) losses on investments	-18.4	10.3	18.4
Amortization of premium/discount	43.9	20.6	6.2
Depreciation and amortization	30.5	38.2	37.0
Premium for September 11 coverage	—	—	28.5
Total adjustments	56.0	69.1	90.1

Changes in operational assets and liabilities
Deferred policy acquisition costs	-90.5	-47.0	-33.3
Reinsurance assets	13.6	331.1	-433.8
Funds held by reinsureds	-307.8	-311.2	158.4
Funds Withheld Asset	230.6	100.0	—
Premiums receivable	-162.2	-565.1	-77.8
Unearned premiums, gross	204.2	139.0	194.3
Losses and loss adjustment expenses, gross	603.7	744.5	1,251.6
Future life benefits, gross	85.0	119.7	90.0
Funds held under reinsurance contracts	72.7	-38.2	-81.6
Other reinsurance liabilities	329.0	280.2	-175.9
Income taxes, net	40.3	-32.8	-203.9
Net changes in all other operational assets and liabilities	5.6	-25.7	-99.2
Total changes in operational assets and liabilities	1,024.2	694.5	588.8
Cash provided by operating activities	1,265.3	870.4	311.5

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-192.4	—	—
Proceeds from sales and maturities of fixed maturities available-for-sale	3,813.4	4,573.3	1,892.2
Purchases of fixed maturities available-for-sale	-5,054.0	-5,375.3	-1,969.7
Cash flows from investing activities (fixed maturities)	-1,433.0	-802.0	-77.5
Proceeds from sales of equity securities	94.3	599.2	288.6
Purchases of equity securities	-244.2	-651.1	-425.7
Cash flows from investing activities (equity securities)	-149.9	-51.9	-137.1
Net decrease (increase) in short-term investments	277.1	-228.5	25.6
Proceeds from sales of other assets	47.4	33.0	34.5
Purchases of other assets	-69.4	-43.9	-42.8
Purchase of real estate held for investment	—	—	-139.4
Net change in Funds Withheld Asset/Zurich Financing Agreement	—	—	-290.6
Cash flows from investing activities (other)	255.1	-239.4	-412.7
Net cash used in investing activities	-1,327.8	-1,093.3	-627.3

Cash flows from financing activities
Net transfers from Zurich Financial Services	—	—	861.2
Payable to Zurich Financial Services	—	—	-233.4
Cash flows from financing activities with Zurich Financial Services	—	—	627.8
Issuance of guaranteed subordinated notes	—	193.7	—
Net purchases of common shares	-17.3	-14.7	—
Dividends to shareholders	-29.9	—	—
Cash flows from financing activities (debt and shares)	-47.2	179.0	—
Net cash (used in) provided by financing activities	-47.2	179.0	627.8
Effect of exchange rate changes on cash and cash equivalents	29.0	-15.1	-13.4
Change in cash and cash equivalents	-80.7	-59.0	298.6
Cash and cash equivalents as of January 1	361.5	420.5	121.9
Cash and cash equivalents as of December 31	280.8	361.5	420.5

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated and historical combined statements of changes in equity

(US$ million)

						Net
				Unearned	Accumulated	investment
		Additional		stock	other	by Zurich
	Common	paid-in	Treasury	compen-	comprehensive	Financial	Retained	Total
	stock	capital	stock	sation	income (loss)	Services	earnings	equity
Balance, December 31, 2000	—	—	—	—	59.3	1,029.1	—	1,088.4
Net loss	—	—	—	—	—	-367.4	—	-367.4
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	11.5	—	—	11.5
Translation adjustments	—	—	—	—	-62.4	—	—	-62.4
Total comprehensive loss								-418.3
Net transfers from Zurich Financial Services	—	—	—	—	—	889.7	—	889.7
Net issuance of stock compensation	—	38.1	—	-27.1	—	—	—	11.0
Transfer of net investment by Zurich Financial Services	253.0	1,298.4	—	—	—	-1,551.4	—	—
Balance, December 31, 2001	253.0	1,336.5	—	-27.1	8.4	—	—	1,570.8
Net income	—	—	—	—	—		106.8	106.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-83.6		—	-83.6
Translation adjustments	—	—	—	—	135.8		—	135.8
Total comprehensive income								159.0
Purchases of common shares	—	—	-14.7	—	—		—	-14.7
Releases of common shares from treasury	—	-12.9	11.4	—	—		—	-1.5
Net amortization of stock compensation	—	7.3	—	17.1	—		—	24.4
Balance, December 31, 2002	253.0	1,330.9	-3.3	-10.0	60.6		106.8	1,738.0
Net income	—	—	—	—	—		185.1	185.1
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	198.6		—	198.6
Translation adjustments	—	—	—	—	2.2		—	2.2
Total comprehensive income								385.9
Dividends to shareholders	—	—	—	—	—		-29.9	-29.9
Transfer to general legal reserve	—	3.7	—	—	—		-3.7	—
Purchases of common shares	—	—	-17.3	—	—		—	-17.3
Releases of common shares from treasury	—	-14.0	10.6	—	—		—	-3.4
Net amortization of stock compensation	—	6.1	—	3.9	—		—	10.0
Balance, December 31, 2003	253.0	1,326.7	-10.0	-6.1	261.4		258.3	2,083.3

The notes to the consolidated and historical combined financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements

Schedule of segment data
(US$ million)

	Standard
	Property & Casualty
	Reinsurance			Specialty Lines
Year ended December 31	2003	2002	2001	2003	2002	2001
Gross premiums written	1,795.4	1,542.3	1,495.6	2,022.0	1,650.3	1,129.1
Less ceded premiums written	-149.8	-90.1	-215.6	-210.1	-95.0	-160.7
Net premiums written	1,645.6	1,452.2	1,280.0	1,811.9	1,555.3	968.4
Net change in unearned premiums	-15.7	-55.5	-59.5	-148.3	-97.3	-110.8
Net premiums earned	1,629.9	1,396.7	1,220.5	1,663.6	1,458.0	857.6
Total investment results	101.5	98.1	86.2	132.4	125.3	108.3
Revenues	1,731.4	1,494.8	1,306.7	1,796.0	1,583.3	965.9

Losses, loss adjustment expenses and life benefits	-1,113.6	-1,065.0	-1,137.9	-1,241.0	-1,166.9	-938.7
Underwriting acquisition costs	-363.1	-310.4	-239.6	-360.1	-292.3	-246.7
Other operating and administration expenses	-71.0	-63.6	-76.5	-79.7	-68.1	-57.7
Benefits, losses and expenses	-1,547.7	-1,439.0	-1,454.0	-1,680.8	-1,527.3	-1,243.1

Segment income (loss)	183.7	55.8	-147.3	115.2	56.0	-277.2
Other income (loss)
Interest expense
Amortization of goodwill and restructuring costs
Income (loss) before taxes
Income tax (expense) benefit
Net income (loss)

At December 31

Reinsurance assets — underwriting reserves	553.2	622.8		989.9	926.5

Losses and loss adjustment expenses, gross	3,231.3	2,774.7		4,427.2	3,898.9

Future life benefits, gross	—	—		—	—

Ratios
Loss ratio (Losses divided by net premiums earned)	68.3%	76.3%	93.2%	74.6%	80.0%	109.5%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.3%	22.2%	19.6%	21.6%	20.0%	28.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.3%	4.4%	6.0%	4.4%	4.4%	6.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	94.9%	102.9%	118.8%	100.6%	104.4%	144.3%

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements

				Life & Health
	Total Non-life consolidated			Reinsurance			Corporate Center			Total consolidated
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Gross premiums written	3,817.4	3,192.6	2,624.7	406.5	343.2	256.5	—	—	—	4,223.9	3,535.8	2,881.2
Less ceded premiums written	-359.9	-185.1	-376.3	-37.0	-28.5	-22.3	—	—	—	-396.9	-213.6	-398.6
Net premiums written	3,457.5	3,007.5	2,248.4	369.5	314.7	234.2	—	—	—	3,827.0	3,322.2	2,482.6
Net change in unearned premiums	-164.0	-152.8	-170.3	13.5	-3.9	-17.1	—	—	—	-150.5	-156.7	-187.4
Net premiums earned	3,293.5	2,854.7	2,078.1	383.0	310.8	217.1	—	—	—	3,676.5	3,165.5	2,295.2
Total investment results	233.9	223.4	194.5	17.5	18.1	15.8	—	—	—	251.4	241.5	210.3
Revenues	3,527.4	3,078.1	2,272.6	400.5	328.9	232.9	—	—	—	3,927.9	3,407.0	2,505.5

Losses, loss adjustment expenses and life benefits	-2,354.6	-2,231.9	-2,076.6	-319.6	-260.1	-223.9	—	—	—	-2,674.2	-2,492.0	-2,300.5
Underwriting acquisition costs	-723.2	-602.7	-486.3	-80.0	-64.0	-21.8	—	—	—	-803.2	-666.7	-508.1
Other operating and administration expenses	-150.7	-131.7	-134.2	-12.8	-11.3	-4.9	-34.3	-30.3	-7.3	-197.8	-173.3	-146.4
Benefits, losses and expenses	-3,228.5	-2,966.3	-2,697.1	-412.4	-335.4	-250.6	-34.3	-30.3	-7.3	-3,675.2	-3,332.0	-2,955.0

Segment income (loss)	298.9	111.8	-424.5	-11.9	-6.5	-17.7	-34.3	-30.3	-7.3	252.7	75.0	-449.5
Other income (loss)										2.7	-1.2	-5.8
Interest expense										-31.0	-16.4	-24.2
Amortization of goodwill and restructuring costs										—	—	-57.8
Income (loss) before taxes										224.4	57.4	-537.3
Income tax (expense) benefit										-39.3	49.4	169.9
Net income (loss)										185.1	106.8	-367.4

At December 31

Reinsurance assets — underwriting reserves	1,543.1	1,549.3		175.5	78.4					1,718.6	1,627.7

Losses and loss adjustment expenses, gross	7,658.5	6,673.6		184.3	147.7					7,842.8	6,821.3

Future life benefits, gross	—	—		483.5	371.7					483.5	371.7

Ratios
Loss ratio (Losses divided by net premiums earned)	71.5%	78.2%	99.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.0%	21.1%	23.4%	20.9%	20.6%	10.0%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.4%	4.4%	6.0%	3.5%	3.6%	2.1%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	97.9%	103.7%	129.3%

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

1. Organization and nature of operations

Converium Holding AG and subsidiaries (“Converium”) is a leading global professional reinsurer, which offers a full range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help clients manage capital and risk. Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (“Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering (“IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Subsequent to the initial public offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 9 and 15).

2. Summary of significant accounting policies

Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a) Basis of preparation
Converium’s financial statements present the financial condition as of December 31, 2003 and 2002 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2003. For periods prior to the Separation Date, the financial statements were prepared on a carve-out basis to represent the net assets and related historical results of the third party assumed reinsurance business owned by Zurich Financial Services and that now comprise Converium. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

A subsidiary is an entity in which Converium owns, directly or indirectly, more than 50% of the outstanding voting rights, or has a controlling financial interest. The results of Converium entities are included in the financial statements from the effective date of acquisition. All intercompany balances, profits and transactions have been eliminated. Entities where Converium has the ability to exercise significant influence are accounted for using the equity method. See Note 20 for the entities included in the financial statements.

Prior to the Transactions, changes in equity represent movements in Zurich Financial Services’ net investment in Converium. For periods prior to July 1, 2001, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by Zurich Financial Services related to general and administrative services for Converium. Additionally, investment income in 2001 includes interest earned on the Zurich Financing Agreement (see Note 6).

Management believes that the foregoing adjustments and allocations were made on a basis that is a reasonable reflection of the historical results of Converium. However, these results do not necessarily represent what the income statement, changes in equity or cash flows would have been if Converium had been a separate stand-alone entity during the periods presented.

(b) Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of Converium’s business and the fact that more of its business is transacted in US dollars than in any other currency, the financial statements are reported in US dollars. Other functional currencies include the Swiss franc, the UK pound, the Euro and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Converium Holding AG and Subsidiaries
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

Converium recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

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

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (“IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.

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

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets
The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities which Converium buys with the intention to resell in the near term, are classified as trading and are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, or that exceed of 50% regardless of the period of decline. To continue to adhere to emerging asset impairment standards, beginning in the second quarter of 2003, Converium revised its impairment policy to also record as realized capital losses any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, Converium impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Certain partnerships in which Converium has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 6 and 15 for further description.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

(g) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Derivative instruments are recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.

Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

(h) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.

(i) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j) Fixed assets
Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straightline basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k) Goodwill
Converium adopted SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium’s financial condition or results of operations.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

(l) Recognition and measurement of long-lived assets
Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

(m) Income taxes
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted local income tax rates and laws, and for loss carry forwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

(n) Employee benefits
Converium provides employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium uses the fair value based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on the financial condition or results of operations of Converium.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard did not have a material impact on Converium.

Statement of Position (“SOP”) 03-1,“Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This statement is not expected to have a material impact on the financial condition or results of operations of Converium.

(p) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

3. Restructuring costs

In connection with the Transactions, Converium incurred US$ 50.0 million in restructuring costs during 2001. Any restructuring costs relating to the Transactions in excess of this amount were borne by Zurich Financial Services. The restructuring costs, according to the Master Agreement, included the costs and expenses of the Transactions, including advisors’ fees, retention plan costs expensed in 2001 and stamp duty taxes. Converium did not incur any restructuring costs during 2003 or 2002.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions included in the statements of income were immaterial for each of the three years ended December 31, 2003.

Table 4.1

			Statements of income
	Balance sheets		and cash flows
Exchange rates against US$	2003	2002	2003	2002	2001
UK pound	1.7804	1.6027	1.6349	1.5031	1.4406
Euro	1.2531	1.0476	1.1317	0.9453	0.8955
100 Japanese yen	0.9352	0.8437	0.8637	0.7998	0.8240
Swiss franc	0.8033	0.7206	0.7441	0.6446	0.5929

5. Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income, defined as income before other income (loss), interest expense, amortization of goodwill and restructuring costs and income taxes.

In October 2003, Converium implemented changes to its organizational and financial reporting structures. At the time of its IPO in December 2001, Converium adopted an organizational model based on geography. This was largely driven by the historical development of its then parent, Zurich Financial Services. Over its first two years as an independent reinsurer, Converium has become more globally integrated and has seen its business strategy evolve. As a result, the issues of legal entity and geography have become less relevant criteria when evaluating business strategy and capital and resource allocation.

The new segment structure centers on global lines of business. There are now three new global business segments by which Converium sets strategy and measures results: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The lines of business by segment are as follows:

Standard Property & Casualty Reinsurance: general third party liability, motor, personal accident (assumed from non-life insurers) and property.

Specialty Lines: agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability and other special liability, and workers’ compensation.

Life & Health Reinsurance: life and disability, and accident and health.

In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices. The changes in the segment structure do not change the previously disclosed consolidated results.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 5.1 below shows net premiums written by line of business.

Table 5.1
Net premiums written by line of business
(US$ million)

Year ended December 31	2003	2002	2001
Standard Property & Casualty Reinsurance:
General third party liability	335.0	337.7	271.6
Motor	488.5	453.5	436.9
Personal accident (assumed from non-life insurers)	35.1	35.0	21.1
Property	787.0	626.0	550.4
Total standard property & casualty reinsurance	1,645.6	1,452.2	1,280.0
Specialty Lines:
Agribusiness	90.0	22.0	32.0
Aviation & space	341.8	365.3	182.8
Credit & surety	236.0	200.1	178.5
Engineering	139.9	116.1	81.5
Marine & energy	95.3	94.3	73.6
Professional liability and other special liability	598.0	536.9	241.2
Workers’ compensation	310.9	220.6	178.8
Total specialty lines	1,811.9	1,555.3	968.4
Total non-life reinsurance	3,457.5	3,007.5	2,248.4
Life & Health Reinsurance:
Life and disability	162.1	154.7	136.4
Accident and health	207.4	160.0	97.8
Total life & health reinsurance	369.5	314.7	234.2
Total	3,827.0	3,322.2	2,482.6

Table 5.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.

Table 5.2
Gross premiums written by geographic area of ceding company
(US$ million)

Year ended December 31	2003	2002	2001
United Kingdom(*)	1,083.0	910.4	560.1
Germany	286.9	176.1	179.4
France	160.5	106.9	89.8
Italy	131.2	84.0	62.7
Rest of Europe	338.8	224.0	199.5
Far East	266.4	191.9	113.7
Near and Middle East	134.3	124.3	99.8
North America	1,671.1	1,553.2	1,431.5
Latin America	151.7	165.0	144.7
Total	4,223.9	3,535.8	2,881.2

(*) Premiums from the United Kingdom include business assumed through GAUM and Lloyds’ syndicates for such lines of business as aviation and space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

In 2003, two reinsurance intermediaries produced approximately 11% and 12% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 13% each in 2002, and 13% and 12% in 2001, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2003.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

6. Invested assets and investment income

Table 6.1
Net investment income
(US$ million)

Year ended December 31	2003	2002	2001
Fixed maturities	121.0	132.7	130.0
Equity securities	11.4	14.5	9.7
Short-term investments and cash and cash equivalents	7.5	12.9	12.5
Real estate	11.5	11.5	3.6
Other	7.0	11.0	2.0
Funds Withheld Asset/Zurich Financing Agreement	85.6	81.1	75.7
Total investment income	244.0	263.7	233.5
Investment expenses	-8.0	-6.1	-4.7
Real estate expenses	-3.0	-5.8	-0.1
Net investment income	233.0	251.8	228.7

In 2001, the cash flows of Converium AG were managed by Zurich Financial Services pursuant to the Zurich Financing Agreement. In conjunction with the establishment of the Funds Withheld Asset (see Note 15), the Zurich Financing Agreement was cancelled. The Funds Withheld Asset was US$ 1,530.6 million and US$ 1,648.1 million as of December 31, 2003 and 2002, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Table 6.2
Net realized capital gains (losses)
(US$ million)

Year ended December 31	2003	2002	2001
Fixed maturities:
Realized capital gains	46.1	145.9	50.0
Realized capital losses	-11.3	-57.9	-4.1
Equity securities:
Realized capital gains	9.1	37.5	48.5
Realized capital losses	-1.7	-90.4	-30.6
Write-down of impaired investments	-27.4	-48.3	-82.5
Other	3.6	2.9	0.3
Net realized capital gains (losses)	18.4	-10.3	-18.4

Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of US$ 62.9 million, offset by losses on the restructuring of the equity portfolio of US$ 48.2 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

In 2003, Converium created a portfolio of held-to-maturity government bonds totaling US$ 500.4 million (10.2% of the fixed maturities portfolio, excluding the Funds Withheld Asset), of which US$ 308.0 million were transferred from available-for-sale to held-to-maturity and US$ 192.4 million were directly invested from operational cash flow.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 6.3
Unrealized investment gains and losses
(included in other comprehensive income)
 (US$ million)

	Net change for the year			Total as
	ended December 31			of December 31
	2003	2002	2001	2003	2002
Fixed maturities held-to-maturity	14.1	—	—	14.1	—
Fixed maturities available-for-sale	-8.0	11.2	-9.1	25.8	33.8
Equity securities available-for-sale	148.1	-75.7	24.7	94.5	-53.6
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	-5.9	31.2	-2.9	10.9	16.8
Foreign currency effect	50.3	-50.3	-1.2	—	-50.3
Total	198.6	-83.6	11.5	145.3	-53.3

Table 6.4
Investments in fixed maturities
and equity securities
 (US$ million)

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
	2003	2002	2003	2002	2003	2002	2003	2002
Held-to-maturity
Fixed maturities:
Transferred in:
US government	294.0	—	6.2	—	—	—	300.2	—
Other governments	14.0	—	0.1	—	—	—	14.1	—
Newly invested:
US government	169.8	—	1.8	—	—	—	171.6	—
Other governments	22.6	—	—	—	-0.8	—	21.8	—
Total held-to-maturity as of December 31	500.4	—	8.1	—	-0.8	—	507.7	—
Available-for-sale
Fixed maturities:
US government	1,728.0	1,497.1	13.6	23.4	-8.0	-2.5	1,733.6	1,518.0
Other governments	1,163.4	383.8	3.8	1.4	-2.6	-0.3	1,164.6	384.9
Corporate and other debt securities	671.6	706.9	12.7	9.6	-3.4	-3.3	680.9	713.2
Mortgage and asset-backed securities	839.4	821.5	11.5	5.6	-1.8	-0.1	849.1	827.0
Total as of December 31	4,402.4	3,409.3	41.6	40.0	-15.8	-6.2	4,428.2	3,443.1
Equity securities	745.7	584.4	96.2	2.6	-1.7	-56.2	840.2	530.8
Total available-for-sale as of December 31	5,148.1	3,993.7	137.8	42.6	-17.5	-62.4	5,268.4	3,973.9

In order to conform to the current year’s presentation, a reclassification within accumulated other comprehensive income of US$ 18.7 million was made in 2003 between net unrealized gains (losses) on investments and cumulative translation adjustments. This reclassification had no impact on accumulated other comprehensive income or total equity.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

The following table summarizes gross unrealized investment losses on fixed maturities and equity securities as of December 31, 2003:

Table 6.5
Unrealized investment losses on
fixed maturities and equity securities
(US$ million)

		Gross unrealized losses		Total gross
	Estimated fair	Less than	Greater than	unrealized
	value	one year	one year	losses
Held-to-maturity
Fixed maturities	14.1	-0.8	—	-0.8
Available-for-sale
Fixed maturities	1,264.1	-15.8	—	-15.8
Equity securities	20.7	-1.7	—	-1.7
Total available-for-sale as of December 31, 2003	1,284.8	-17.5	—	-17.5

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 6.6
Fixed maturity schedule by maturity
(US$ million)

	Estimated fair value	% of total	Carrying value	% of total
	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	48.9	1.1	19.0	3.8
One year through five years	2,241.7	50.6	78.8	15.7
Five years through ten years	939.0	21.2	364.7	72.9
Over ten years	162.1	3.7	37.9	7.6
Subtotal	3,391.7	76.6	500.4	100.0
Mortgage and asset-backed securities	849.1	19.2	—	—
Unit trust bonds	187.4	4.2	—	—
Total as of December 31, 2003	4,428.2	100.0	500.4	100.0

At December 31, 2003 and 2002, real estate held for investment of US$ 130.2 million and US$ 167.9 million, respectively, net of accumulated depreciation of US$ 5.8 million and US$ 7.6 million, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 222.7 million and US$ 283.3 million at December 31, 2003 and 2002, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2003 and 2002, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 234.6 million and US$ 147.9 million were deposited in trust or with regulatory authorities as of December 31, 2003 and 2002, respectively.

7. Goodwill

Goodwill was US$ 140.2 million and US$ 117.6 million, and accumulated amortization of goodwill was US$ 33.7 million and US$ 33.7 million at December 31, 2003 and 2002, respectively. Goodwill is included in the balance sheet under the caption “Other assets”.

During August 1997, Zurich Financial Services acquired all the remaining equity interests in Converium Reinsurance (North America) Inc. not then owned by Zurich Financial Services. The acquisition of the minority interest in Converium Reinsurance (North America) Inc. was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest was recorded as goodwill. This goodwill has been reflected in the consolidated financial statements under the application of “push down” accounting. An additional US$ 20.7 million of goodwill arose from Converium’s acquisition of a 49.9% interest in MDU Services Ltd during 2000.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million). At December 31, 2003, the current estimate of the final cost of the acquisition is GBP 16.8 million (US$ 28.0 million), of which GBP 11.4 million (US$ 18.4 million) is goodwill on acquisition. The remaining GBP 5.4 million (US$ 9.6 million) is comprised of Converium’s share of equity and the related intangible asset acquired. At December 31, 2003, the carrying value of the equity investment in GAUM is GBP 5.8 million (US$ 10.3 million) and the goodwill on acquisition remains at GBP 11.4 million (US$ 18.4 million).

Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. The following information presents reported and adjusted net loss and basic and diluted loss per share for the year ended December 31, 2001 using the policy adopted from January 1, 2002.

Table 7.1
(US$ million, except share information)

Year ended December 31, 2001	US$	Per share
Reported net loss	-367.4	-9.18
Amortization of goodwill	7.8	0.19
Adjusted net loss	-359.6	-8.99

SFAS No. 142 requires that goodwill be tested annually for impairment. During 2003 and 2002, there were no impairment losses resulting from the impairment tests performed.

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

Table 8.1
Reserves for losses and loss adjustment expenses
(US$ million)

	2003	2002	2001
As of January 1
Gross reserves for losses and loss adjustment expenses	6,821.3	5,710.5	4,546.0
Less reinsurance recoverable	1,459.8	1,545.0	1,212.2
Net reserves for losses and loss adjustment expenses	5,361.5	4,165.5	3,333.8

Loss and loss adjustment expenses incurred
Current year	2,527.9	2,186.8	2,039.5
Prior years	-31.3	148.5	123.6
Total	2,496.6	2,335.3	2,163.1

Losses and loss adjustment expenses paid
Current year	324.7	299.4	359.1
Prior years	1,464.7	1,095.5	885.2
Total	1,789.4	1,394.9	1,244.3

Foreign currency translation effects	388.7	255.6	-87.1

As of December 31
Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5
Reinsurance recoverable	1,385.4	1,459.8	1,545.0
Gross reserves for losses and loss adjustment expenses	7,842.8	6,821.3	5,710.5

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

In 2003, there was US$ 31.3 million net positive development on prior years’ loss reserves, consisting of positive development of US$ 49.4 million in the Standard Property & Casualty Reinsurance segment, offset by US$ 18.1 million of adverse development in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, net positive development of prior years’ loss reserves on property lines was partially offset by adverse development of the motor and general third party liability lines. In the Specialty Lines segment, net adverse development on workers’ compensation and professional liability and other special liability lines was largely offset by net positive development of prior years’ loss reserves on aviation and space. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, and Converium performed an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the motor, general third party liability and property lines of business. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to commercial umbrella and medical errors and omissions liability lines of business.

In 2001, Converium strengthened reserves for prior years by US$ 123.6 million. Converium retained an actuarial consulting firm to perform an independent review of non-life net reserves as of December 31, 2000. This review reflected certain information that became available after the issuance of the December 31, 2000 financial statements, including most fourth quarter 2000 and some first quarter 2001 reports from ceding companies, who typically report on a one-quarter lag. Based on the independent review and Converium’s own evaluations of these new developments, additional provisions of US$ 123.6 million, net of reinsurance, were recorded in 2001, principally related to accident years 2000 and prior at Converium Reinsurance (North America) Inc. In the Standard Property & Casualty Reinsurance segment, there were additional net provisions of US$ 46.6 million, primarily for the motor and property lines of business. In the Specialty Lines segment, there were additional net provisions of US$ 77.0 million, primarily related to the excess and surplus, commercial umbrella and marine and energy lines of business, offset by positive development in aviation and space.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 594.4 million and US$ 488.9 million have been discounted using average interest rates of 3.5% and 4.3% in 2003 and 2002, respectively. This has reduced reserves by US$ 65.3 million and US$ 57.9 million as of December 31, 2003 and 2002, respectively. In addition, deferred charges relating to retrospective reinsurance assumed and structured settlements totaling US$ 64.3 million and US$ 79.9 million as of December 31, 2003 and 2002, respectively, are included in other assets.

Converium believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium AG and Converium Reinsurance (North America) Inc. Additionally, Converium Reinsurance (North America) Inc. is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2003 and 2002, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 45.8 million and US$ 44.6 million, respectively, representing a survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) of 13.6 years and 13.5 years, respectively.

Guaranteed Minimum Death Benefit (GMDB) Business

In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million), US$ 15.6 million and US$ 13.4 million in 2003, 2002 and 2001, respectively. Although Converium feels that its currently carried reserves for its GMDB exposure are adequate, it has exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to US$ 75.0 million. This decision was made in light of the current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection is expected to be less than US$ 0.5 million per year. Based on information available today, this additional reinsurance protection adequately addresses potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

September 11th terrorist attacks
As of December 31, 2003, Converium recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

Segment
(US$ million)

		Retrocessional
		reinsurance
	Gross losses	recoveries	Net losses
Standard Property & Casualty Reinsurance	283.4	192.0	91.4
Specialty Lines	370.8	185.0	185.8
Life & Health Reinsurance	20.0	8.0	12.0
Total	674.2	385.0	289.2

Included in the reinsurance recoveries above are US$ 134.2 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. As losses are capped at US$ 289.2 million, there was no additional development in net reserves during 2003 or 2002. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 15) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

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

Enron Chapter 11 reorganization
In December 2001, Enron Corp. announced that it and certain of its subsidiaries had filed voluntary petitions for Chapter 11 reorganization in the United States. Converium recorded ultimate losses of US$ 67.0 million pre-tax (US$ 48.0 million after-tax) for the year ended December 31, 2001, representing Converium’s aggregate limits under existing reinsurance contracts in connection with Enron. These exposures result principally from credit and surety and, to a lesser extent, liability lines of business. The losses Converium may ultimately incur, and the timing of any loss payment, will be affected by numerous factors including the actions of third parties, possible judicial rulings and other contingencies. In 2003 and 2002, the ultimate losses related to Enron declined US$ 17.2 million and US$ 5.2 million, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

9. Retrocessional reinsurance and catastrophe protection

Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2003, Converium holds US$ 635.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

Recoverables from subsidiaries of Zurich Financial Services total 19.5% of equity at December 31, 2003. Recoverables from one other third-party retrocessionaire were 10.2% of equity at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 7.9% of equity at December 31, 2003. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2003. Allowances of US$ 35.4 million and US$ 17.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2003 and 2002, respectively.

Table 9.1
(US$ million)

	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2003	2002	2003	2002	2003	2002
Reserves for losses and loss adjustment expenses	7,842.8	6,821.3	1,385.4	1,459.8	6,457.4	5,361.5
Reserves for unearned premiums	1,467.4	1,170.7	177.0	94.7	1,290.4	1,076.0
Future life benefits	483.5	371.7	156.2	73.2	327.3	298.5
Total underwriting reserves at December 31	9,793.7	8,363.7	1,718.6	1,627.7	8,075.1	6,736.0

Table 9.2
Premiums written and earned
(US$ million)

	Premiums written			Premiums earned
For the years ended December 31	2003	2002	2001	2003	2002	2001
Direct premiums	245.6	88.0	124.9	139.0	77.1	106.6
Assumed premiums	3,978.3	3,447.8	2,756.3	3,855.3	3,289.0	2,581.9
Ceded premiums	-387.5	-204.2	-393.4	-308.4	-191.2	-388.1
Catastrophe Agreement	-9.4	-9.4	-5.2	-9.4	-9.4	-5.2
Total	3,827.0	3,322.2	2,482.6	3,676.5	3,165.5	2,295.2

Table 9.3
Benefits, losses and expenses
(US$ million)

For the years ended December 31	2003	2002	2001
Losses, loss adjustment expenses and life benefits
Direct	112.6	124.5	104.3
Assumed	2,759.1	2,587.7	2,834.4
Ceded	-197.5	-220.2	-638.2
Total	2,674.2	2,492.0	2,300.5

Underwriting acquisition costs
Direct	23.3	24.6	32.8
Assumed	814.8	681.3	529.0
Ceded	-34.9	-39.2	-53.7
Total	803.2	666.7	508.1

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Catastrophe protection
As of December 31, 2003, Converium has entered into agreements for coverage of losses related to certain catastrophic loss events. These agreements include both traditional reinsurance as well as a catastrophe agreement described more fully below. The traditional reinsurance agreements cover losses from a first event in excess of US$ 75.0 million.

In June 2001, ZIC entered into a transaction with Trinom Ltd, a Bermuda company that ultimately provides ZIC with specific high limit catastrophe protection. Trinom is a special purpose entity (“SPE”) established by ZIC in Bermuda, which issued all of its common shares to a Bermuda trust. Trinom’s business consists solely of issuing three-year catastrophe securities to third-party qualified investors in the form of preference shares and two classes of notes. Simultaneous with the offering of these securities, Trinom entered into a counterparty contract with ZIC whereby Trinom will make payments to ZIC from its funds to cover defined catastrophic losses in the United States and Europe. ZIC is required to make payments to Trinom based on the balance of Trinom’s funds and the magnitude of its losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes or dividends on the preference shares, both paid quarterly, less any loss payments made to ZIC.

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

The coverage ZIC and ultimately Converium AG have obtained from the Trinom transaction and the related Catastrophe Agreement is expected to reduce Converium AG’s net retained loss for large catastrophe events that produce insured losses greater than what is referred to in the industry as “once in 100 years” magnitude. Perils covered by the Trinom transaction and the Catastrophe Agreement include only US hurricane, California earthquake, and European windstorm losses that occur before June 13, 2004. Discussions are currently underway to obtain reinsurance protection for catastrophic losses upon the expiration of the Trinom transaction and the related Catastrophe Agreement in June 2004.

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

Because the Trinom transaction is in two tranches, Converium AG’s coverage under the Catastrophe Agreement is also effectively in two tranches. The first tranche provides first event coverages of approximately US$ 65.0 million on 68% of losses that exceed a modeled range of losses from US$ 209.0 million to US$ 227.0 million; and the second tranche provides US$ 97.0 million of coverage on 100% of second and subsequent event losses that exceed a modeled range of losses from US$ 100.0 million to US$ 133.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm. The expected annual cost of the Catastrophe Agreement to Converium AG is approximately US$ 9.4 million. However, if Converium collects amounts as a result of a loss event that is protected by the Catastrophe Agreement, Converium will be required to pay higher amounts for the remainder of the Catastrophe Agreement’s term, and to reduce the recovery by these higher amounts.

10. Debt

Converium assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15.

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

Debt issuance costs and discounts were US$ 9.4 million and US$ 9.6 million at December 31, 2003 and 2002, respectively. Such costs are being amortized over the term of the related debt.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

11. Income taxes

Table 11.1 below illustrates an overview of the current and deferred tax expense (benefit) for each tax jurisdiction of Converium.

Table 11.1
Income tax expense (benefit)
(US$ million)

Year ended December 31	2003	2002	2001
Current
Switzerland	10.0	23.9	—
United States	-48.4	—	31.1
Germany	-2.3	0.2	3.4
Total current	-40.7	24.1	34.5
Deferred
Switzerland	26.5	-22.2	-3.5
United States	63.9	-34.4	-178.7
Germany	-10.4	-16.9	-22.2
Total deferred	80.0	-73.5	-204.4
Total income tax expense (benefit)	39.3	-49.4	-169.9

An “expected” income tax expense (benefit) is calculated based on the statutory tax rates for Converium. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the income (loss) generated in the various territories in which Converium operates. Based on the expected income tax expense (benefit), a reconciliation is made to the actual income tax expense (benefit).

Table 11.2 below illustrates the factors that cause the actual income tax expense (benefit) to differ from the expected amount computed by applying the expected rate.

Table 11.2
Expected and actual income tax expense (benefit)
(US$ million)

Year ended December 31	2003	2002	2001
Income (loss) before taxes	224.4	57.4	-537.3
Statutory average tax rate	7.0%	-24.9%	33.6%
Expected income tax expense (benefit)	15.7	-14.3	-180.3
Increase (reduction) in taxes resulting from:
Investment income	-3.8	-2.9	-4.8
Non-taxable reinsurance contract	—	-4.9	-20.4
Branch tax	2.1	0.7	2.6
Non-deductible expenses	3.3	9.1	15.7
Tax losses not realizable	37.9	—	—
Tax loss carryforward	-13.6	-21.3	—
Changes in applicable tax rates	-2.8	-5.5	—
Deferred acquisition costs	—	-4.7	—
Currency translation adjustments	—	-6.7	—
Valuation allowance	—	—	3.2
Non-deductible ceded premiums	—	—	8.5
Other	0.5	1.1	5.6
Actual income tax expense (benefit)	39.3	-49.4	-169.9
Effective tax rate	17.5%	-86.1%	31.6%

The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland. This was offset by non-deductible expenses caused by the novation of certain contracts from North America to Switzerland. The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as the result of a ruling Converium AG received from the Swiss tax authorities regarding a tax loss carried forward.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

Converium’s deferred income tax assets and liabilities are reflected in Table 11.3 below.

Table 11.3
Deferred income taxes
(US$ million)

	2003	2002
Deferred income tax assets
Loss reserve discount	110.0	141.4
Unearned premium reserve deduction	36.3	16.6
Accruals not currently deductible	18.4	11.3
Partnership loss	5.5	6.3
Net operating loss carryforwards	175.4	197.1
Goodwill	11.0	17.3
Other	36.4	23.2
Total deferred income tax assets	393.0	413.2
Valuation allowance	-47.9	-21.4
Net deferred income tax assets	345.1	391.8
Deferred income tax liabilities
Loss and benefit reserves	-31.9	-39.3
Deferred policy acquisition costs	-71.0	-63.3
Unrealized appreciation of investments	-9.3	-20.6
Investments	-12.0	-2.0
Reinsurance contracts	-17.6	—
Other	-16.5	-8.7
Total deferred income tax liabilities	-158.3	-133.9
Net deferred income tax assets	345.1	391.8
Net deferred income taxes as of December 31	186.8	257.9

The current net income tax receivable as of December 31, 2003 and 2002 was US$ 44.1 million and US$ 0.9 million, respectively. During 2003, Converium was able to reclassify a deferred tax asset of US$ 48.4 million to a current tax asset as a result of our ability to accelerate the recognition of this tax benefit by filing a refund claim with the United States Internal Revenue Service.

As of December 31, 2003, Converium had total net operating loss carryforwards of US$ 561.1 million available to offset future taxable income of certain branches and subsidiaries.

Converium’s net operating loss carryforwards by expiration date are as follows:

Table 11.4
Net operating loss carryforwards
(US$ million)

		Deferred		Net deferred
	Net operating loss	income	Valuation	income
	carryforward	tax asset	allowance	tax asset
One year through five years	85.7	12.9	—	12.9
Over five years	475.4	162.5	47.9	114.6
Total as of December 31, 2003	561.1	175.4	47.9	127.5

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

12. Employee benefits

Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns. Prior to the Separation Date, Converium’s employees participated in various pension plans of Zurich Financial Services or its affiliates.

Personnel costs incurred for 2003, 2002 and 2001 were US$ 123.9 million, US$ 110.7 million and US$ 104.8 million, respectively.

Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

The Pension Fund of Converium AG (“the Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 5.2 million in 2003 and CHF 8.6 million in 2002, the year the Fund started its activity, including a contribution of CHF 4.3 million in 2002 for the cost of transition benefit provisions granted on January 1, 2002.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or prefinance their pension benefits reductions in case of early retirement.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 12.1
Weighted average

	2003	2002	2001
Discount rate	3.99%	3.85%	4.30%
Expected long-term rate of return on assets	6.00%	6.00%	5.25%
Future salary increases	2.00%	2.16%	2.57%
Future pension increases	0.90%	0.91%	1.36%

Table 12.2
(US$ million)

	2003	2002	2001
Projected benefit obligation
Projected benefit obligation as of January 1	64.9	43.6	42.4
Service cost	7.6	5.0	2.9
Interest cost	2.6	2.1	1.8
Plan amendments	—	—	-1.6
Actuarial (gains) losses	-3.8	4.5	-0.2
Foreign currency translation effects	8.8	9.8	-1.4
Benefits paid	0.2	-0.1	-0.3
Projected benefit obligation as of December 31	80.3	64.9	43.6
Fair value of plan assets
Fair value of plan assets as of January 1	35.6	23.6	32.5
Actual return on plan assets	2.9	-0.9	-1.7
Employee contributions	2.6	1.8	1.1
Employer contributions	4.4	5.9	2.6
Net transfer adjustment from the Transactions	—	—	-9.5
Foreign currency translation effects	4.9	5.3	-1.1
Benefits paid	0.2	-0.1	-0.3
Fair value of plan assets as of December 31	50.6	35.6	23.6
Funded status
Funded status	-29.7	-29.3	-20.0
Unrecognized transition obligation	—	2.8	1.0
Unrecognized net actuarial losses (gains)	6.6	8.2	2.0
Unrecognized prior service cost	-1.7	-1.7	-1.6
Additional plan liabilities	—	-1.1	—
Accrued benefit liability	-24.8	-21.1	-18.6
Amounts recognized in the balance sheet
Accrued benefit liability	-24.8	-21.1	-18.6

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 12.3
Net periodic benefit expense
(US$ million)

For the years ended December 31	2003	2002	2001
Service cost	7.6	5.0	2.9
Interest cost	2.6	2.1	1.8
Expected return on plan assets	-2.4	-1.7	-1.7
Employee contributions	-2.6	-1.8	-1.1
Amortization of transition obligation	0.6	0.5	0.5
Amortization of actuarial (gains) losses	0.4	—	—
Amortization of past service cost	-0.2	-0.2	—
Net periodic benefit expense	6.0	3.9	2.4

Table 12.4
Accrued benefit liability
(US$ million)

Year ended December 31	2003	2002	2001
Balance at January 1	-21.1	-18.6	-9.7
Current year expense	-6.0	-3.9	-2.4
Contributions paid	4.4	5.9	2.6
Net transfer adjustment from the Transactions	—	—	-9.5
Foreign currency translation effects	-2.1	-3.4	0.4
Additional plan liabilities	—	-1.1	—
Balance at December 31	-24.8	-21.1	-18.6

As part of the finalization of the Transactions in respect of employee benefits, there was a transfer of pension fund assets and benefit obligations from the Zurich Financial Services pension funds to the pension fund of Converium AG. Under US GAAP, the net impact of this transfer resulted in an increase in the liabilities of Converium AG to its pension fund and a corresponding reduction of equity of US$ 9.5 million in 2001.

Converium Reinsurance (North America) Inc. sponsors various qualified defined contribution plans. Substantially all employees of Converium Reinsurance (North America) Inc. are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. Converium Reinsurance (North America) Inc.’s contributions under these plans amounted to US$ 2.5 million, US$ 2.8 million and US$ 2.4 million in 2003, 2002 and 2001, respectively.

13. Share compensation and incentive plans

Converium has various incentive and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.

(a) Cash-based incentive plans
 Various Converium entities operate short-term incentive programs for executives, management and in some cases employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2003, 2002 and 2001 in connection with these plans was US$ 11.7 million, US$ 7.4 million and US$ 16.4 million, respectively.

(b) Share-based incentive plans
 Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Employee Stock Purchase Plan
 Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.

Share plan
 Converium adopted a share plan for selected employees. Generally, the size of a participant’s award is based on their level of responsibility and position, and market conditions. For 2001 and 2002, most restricted shares granted vest in their entirety after six years, subject to acceleration after year three based on the achievement of certain performance objectives. Beginning in 2003, most restricted shares granted vest ratably over three years. Shares also vest upon retirement.

Retention awards, IPO share grant, and Zurich Financial Services share-based plans
 In 2001, in conjunction with the Transactions, Converium granted retention awards to certain employees in the form of shares in Converium Holding AG. Employees other than those who were granted retention awards received, in conjunction with the Transactions, shares in Converium Holding AG. In addition, prior to the Transactions, certain Converium employees participated in various share compensation and incentive plans of Zurich Financial Services. After the Transactions, the outstanding share awards to Converium employees under the Zurich Financial Services long-term performance share plans were converted into shares of Converium Holding AG.

Table 13.1 summarizes the status of Converium’s share plans for 2003, 2002 and 2001.

Table 13.1

	2003	2002	2001
Unvested shares at beginning of year	363,278	706,451	—
Shares granted	133,930	29,732	706,878
Shares vested	-311,587	-299,214	—
Shares forfeited	-24,762	-73,691	-427
Unvested shares at end of year	160,859	363,278	706,451

Stock option plan
 Under the Stock Option Plan (the “Stock Option Plan”), in 2003 and 2002, certain employees were awarded options to purchase shares in Converium Holding AG. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Stock Option Plan, 25% vest immediately on the grant date and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

During 2001, 312,329 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of these options awarded, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Executive IPO option plan
 In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Of the options awarded under the Executive IPO Option Plan, 25% vested immediately on the grant date of December 11, 2001, and 25% will vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 13.2 summarizes the status of Converium’s outstanding stock options for 2003, 2002 and 2001.

Table 13.2

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding at beginning of year	1,115,424	CHF 79.28	732,329	CHF 82.00	—	—
Granted	699,555	58.14	442,514	74.66	732,329	CHF 82.00
Exercised	-23,450	60.10	-3,574	78.85	—	—
Forfeited	-62,785	74.31	-55,845	80.40	—	—
Outstanding at end of year	1,728,744	71.17	1,115,424	79.28	732,329	82.00
Options exercisable at end of year	901,933	75.74	423,509	80.47	183,082	82.00

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Table 13.3

Weighted average	2003		2002		2001
Risk-free rate		1.51%		1.87%		3.21%
Expected life	3 years		3 years		3 years
Expected volatility		27.24%		31.27%		32.67%
Dividend yield		1.78%		0.80%		0.80%
Fair value of options granted	US$	7.43	US$	11.11	US$	12.08

Table 13.4 summarizes information about stock options outstanding at December 31, 2003:

Table 13.4

	Options outstanding			Options exercisable
		Weighted
Range of	Number	average remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	Exercisable	exercise price
CHF 56.05-62.50	839,046	9.8	CHF 58.63	270,686	CHF 59.34
CHF 82.00-89.10	889,698	8.5	82.99	631,247	82.78
CHF 56.05-89.10	1,728,744	9.1	71.17	901,933	75.74

(c) Compensation expense
 The compensation expense charged to income under the share-based incentive plans was US$ 10.0 million, US$ 24.4 million and US$ 11.0 million in 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

14. Shareholders’ equity

(a) Issued share capital
 Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the extraordinary general meeting of the shareholders passed two resolutions to increase the ordinary share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which are entitled to receive dividends.

(b) Contingent share capital
 Pursuant to Converium Holding AG’s Articles of Incorporation, share capital can be increased by the issuance of a maximum of four million fully paid registered shares of CHF 10 nominal value each, amounting to a maximum of CHF 40 million, in conjunction with Converium’s obligations to employees and members of the Board of Directors under various compensation plans. At December 31, 2003, CHF 62,170 of the contingent share capital, or 6,217 ordinary shares have been exercised.

(c) Dividend restrictions and capital and solvency requirements
 Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g., foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For Converium Reinsurance (North America) Inc., dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board have the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid.

Converium AG may pay a maximum dividend, net of withholding tax, to Converium Holding AG without regulatory approval of approximately US$ 141.7 million as of December 31, 2003. The maximum dividend that Converium Holding AG is able to pay in 2004, before withholding tax, is approximately US$ 142.9 million as of December 31, 2003.

Statutory capital and surplus for Converium AG was CHF 2,530.6 million at December 31, 2002, the date of its most recent statutory report. This amount includes its holdings in Converium Reinsurance (North America) Inc. and Converium Rückversicherung (Deutschland) AG, which had aggregate statutory capital and surplus of approximately US$ 874.2 million at December 31, 2003, computed under local statutory accounting principles.

As of December 31,2003, Converium’s entities were in compliance with all applicable regulatory capital adequacy requirements.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

15. Transactions with Zurich Financial Services

Quota Share Retrocession Agreement
 In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium AG by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.

Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, Zurich Financial Services has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.

Converium AG will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG will manage third-party retrocessions related to the business transferred. Converium will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Converium has entered into various other transactions with Zurich Financial Services and its subsidiaries, the most significant of which are described below.

Converium Reinsurance (North America) Inc. had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1,1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to Converium Reinsurance (North America) Inc. for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to Converium Reinsurance (North America) Inc. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty,
•	Converium Reinsurance (North America) Inc.’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$58.2 million remains in effect, with ZIC as counterparty; and
•	the remainder of the coverage under the agreement is commuted.

See Notes 3, 6, 8, 9, 12, 13, 16 and 19 for other transactions with Zurich Financial Services.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

16. Related party transactions

There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2003.

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and satellite business (see Note 7). In March 2003, Converium as a shareholder provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million). In addition, Converium entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium has committed 25% of the overall pools capacity. Previously, Converium had indirectly reinsured 9% of the pools managed by GAUM. Gross premiums assumed through the pools managed by GAUM were US$ 266.4 million, US$ 64.4 million and US$ 41.9 million for 2003, 2002 and 2001, respectively.

Converium has entered into a strategic alliance with the Medical Defence Union (MDU) that resulted in a 49.9% participation in MDU Services Ltd. MDU Services Ltd distributes medical malpractice insurance policies to the members of the Medical Defence Union. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the Medical Defence Union beginning July 1, 2003. These insurance polices replaced policies formerly issued in the United Kingdom by Zurich Financial Services’ entities, the majority of which were reinsured by Converium. Gross premiums from MDU were US$ 137.3 million, US$ 140.0 million and US$ 57.0 million for 2003, 2002 and 2001, respectively.

Converium has a 48% participation in SATEC, a leading global space underwriting agency based in Venice, Italy. Gross premiums assumed through the pool managed by SATEC were US$ 5.9 million, US$ 5.0 million and US$ 3.2 million for 2003, 2002 and 2001, respectively.

17. Supplemental cash flow disclosures

Beginning in 2002, the change in the Funds Withheld Asset is reported as a component of cash provided by operating activities, as movements in its balance consist solely of operating activities subsequent to the Transactions.

Table 17.1
Supplemental cash flow disclosures
(US$ million)	2003	2002	2001
Income taxes paid	-2.7	-2.3	-46.4
Interest expense paid	-31.6	-16.4	-22.1

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

18. Fair value of financial instruments

The methods and assumptions used by Converium in estimating the fair value of financial instruments are:

•	fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.
•	equity securities: fair values are based on quoted market prices.
•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.
•	other investments for which quoted market prices are not readily available are not fair valued and are not significant to Converium.
•	cash and short-term investments: carrying amounts approximate fair value.
•	debt: fair values are generally based upon quoted market prices.

Table 18.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2003 and 2002.

Table 18.1	Total	Total	Total	Total
Fair value of financial instruments	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
	2003	2003	2002	2002
Fixed maturities	4,935.9	4,928.6	3,443.1	3,443.1
Equity securities	840.2	840.2	530.8	530.8
Other investments (excluding real estate)	43.3	43.3	9.4	9.4
Short-term investments	55.8	55.8	318.0	318.0
Funds Withheld Asset	1,530.6	1,530.6	1,648.1	1,648.1
Cash and cash equivalents	280.8	280.8	361.5	361.5
Debt	-428.6	-390.6	-375.1	-390.4

19. Commitments and contingencies

In July 2003, Converium obtained a US$ 900 million unsecured syndicated letter of credit facility. This three-year syndicated letter of credit facility is available for Converium AG and its nominated subsidiaries as of July 1, 2003. The syndicate is comprised of 19 banks, which have committed their respective capacities.

The facility is guaranteed by Converium AG and will be used primarily to collateralize third-party claims related to the underwriting business of the Converium. As of December 31, 2003, Converium had outstanding letters of credit of US$ 633.1 million under the facility. This includes the replacement of certain existing letters of credit which were previously provided by certain syndicate banks on an individual basis, as well as the issuance of new letters of credit under the syndicated facility.

In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 390.3 million were outstanding at December 31, 2003, for which investments of US$ 431.1 million are pledged as collateral related to certain of these letters of credit. A parental guarantee of US$ 120.0 million has been issued related to certain of these letters of credit.

Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 15.9 million, US$ 14.8 million and US$ 10.8 million for the years ending December 31, 2003, 2002 and 2001, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Table 19.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 19.1
Minimum future payments under operating leases
(US$ million)

Rental
payments

2004	12.6
2005	12.4
2006	12.4
2007	12.3
2008	12.3
2009 and thereafter	31.2
Total	93.2

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index. Converium Ruckversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

Converium Reinsurance (North America) Inc. entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, Converium Reinsurance (North America) Inc. entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”) (an indirect parent of ZC Resource and a co-guarantor of the prime lease) for losses under the prime lease or the guaranty caused by Converium Reinsurance (North America) Inc.’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify Converium Reinsurance (North America) Inc. for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by Converium Reinsurance (North America) Inc. enforcing the guaranty. See Note 22 for additional information on guarantees.

Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:

Amerisafe Matters
 In September 2003, the parties settled the March 2001 litigation initiated by American Interstate Insurance Company (“Amerisafe”) against Converium Reinsurance (North America) Inc., (“CRNA”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana. ZFS and Guy Carpenter had previously been dismissed from the suit. Based on the terms of the settlement agreement and on the basis of the aggregate excess of loss protection from ZIC (see Note 15), CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of this action.

Since late fall of 2000, CRNA had received a series of inquires from the Louisiana Department of Insurance (“LDI”) investigating CRNA’s disputes with Amerisafe in response to a complaint filed by Amerisafe. As part of the September 2003 settlement with Amerisafe, Amerisafe has withdrawn the complaint and the LDI has officially closed the file with respect to the complaint.

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Superior National Matters
On January 16, 2002, the California Insurance Commissioner (the “Commissioner”), filed a complaint against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and Converium Insurance (North America) Inc. (“CINA”), on behalf of the Superior National Insurance Companies in Liquidation (“SNICIL”), in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. As part of the Transactions, ZFS has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from ZFS. The principal claim brought against CRNA appears to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the Complaint does in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. The liquidator, however, is apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus, this commutation constituted a fraudulent transfer. The Commissioner’s pending complaint in the SNICIL action does not assign a value to the reinsurance obligations that were commuted, repeatedly stating that their value is “undetermined”, however, he has indicated that he may seek to recover some portion of the difference between the amount paid by CRNA (US$17.8 million) and the amount purportedly owed under the commuted reinsurance contracts (informally asserted by certain counsel for the liquidator to be approximately US$ 41.0 million with no further clarification as to the basis for this amount). CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the litigation.

No discovery relating to any transaction in which CRNA or CINA was involved is ongoing and any such discovery is not likely to commence until at least late 2004.

US Life Insurance Co. Arbitration
On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against SNICIL, CINA and CIC. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 110.7 million losses incurred. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. The arbitration has not concluded at this time and the arbitrators have currently advised that additional dates necessary to conclude the arbitration will not be available until the second half of 2004. Based on the limited information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company Arbitration
On December 23, 2002, CRNA and CINA initiated an arbitration against All American Life Insurance Company (“All American”). The dispute arises from a quota share reinsurance contract provided by All American. Because All American has failed and refused to make payments under the quota share contract, CRNA and CINA demanded arbitration to collect all outstanding balances due under the contract. In the arbitration, All American is now seeking to rescind the contract on the basis of certain alleged misrepresentations and omissions made by SNICIL, who is also now a party to the arbitration as a reinsured under the contract. As of this date, the arbitration panel has been constituted and hearings are scheduled for June 2004. Inception-to-date amounts ceded by Converium to the contract through December 31, 2003 are US$ 41.1 million premiums earned, US$ 14.2 million commissions earned and US$ 62.3 million losses incurred. Based on the limited information available to date, we are unable to predict CRNA’s and CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against All American for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Continental Casualty Company Arbitration
On December 16, 2002, Continental Casualty Company (“Continental”) and CRNA served cross demands for arbitration on each other. The dispute arises from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of the accident and health exposures CRNA assumed from a third-party insurer pursuant to a reinsurance agreement. In October 2002, Continental advised CRNA that it had identified issues concerning the third-party insurer business that Continental believes might give rise to defenses under the reinsurance agreement. CRNA offered to permit Continental to assert those defenses directly against the third-party insurer and, in addition, advised Continental that, if Continental did not agree to do so, CRNA would conduct its own investigation with respect to the putative defenses identified by Continental. However, Continental instead asserted that CRNA has somehow breached a duty of utmost good faith to Continental, which justifies rescission of the retrocessional contract. At arbitration, CRNA would be seeking enforcement of the retrocessional contract and Continental would be seeking rescission of the same contract. Inception-to-date amounts ceded to the contract through

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

December 31, 2003 are US$ 20.8 million premiums earned, no commissions earned and US$ 56.4 million losses incurred. The parties have each selected their party-appointed arbitrators, but at this stage an umpire has not yet been selected. Based on the limited information available to date, we are unable to predict CRNA’s chances of prevailing in this action. While Converium believes that it has a strong case against Continental for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

Canada Life
On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Ruckversicherung (Deutschland) AG in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the U.S. District Court of the Southern District of New York, Converium sent Canada Life a request to arbitrate. The organizational meeting of the arbitrators took place on October 8, 2003. The hearing will be scheduled for October 2004.

Converium has fully reserved this matter. However, arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium’s global offering.

20. Consolidated entities

A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
Entity	incorporation	shares held		capital
Converium Rückversicherung (Deutschland) AG	Germany	100	EUR	4,601,627
Converium Finance S.A.	Luxembourg	100	EUR	31,000
Converium Holding AG	Switzerland	100	CHF	400,062,170
Converium AG	Switzerland	100	CHF	400,000,000
Converium Holdings (North America) Inc.	US	100	US$	1
Converium Reinsurance (North America) Inc.	US	100	US$	3,500,000
Converium Insurance (North America) Inc.	US	100	US$	5,000,000
Converium Holding (UK) Ltd	UK	100	GBP	101
Converium Insurance (UK) Ltd	UK	100	GBP	60,000,000
Converium London Management Ltd	UK	100	GBP	1,000
Converium Underwriting Ltd	UK	100	GBP	2

Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003.

On May 27, 2003, the United Kingdom Financial Services Authority (“FSA”) granted Converium Insurance (UK) Ltd permission to conduct the business of insurance in the class of general liability business in the United Kingdom. On August 27, 2003, the FSA further granted the company permission to conduct the business of insurance in the classes of aircraft and aircraft liability in the United Kingdom. Following its permission to write general liability business in May 2003, Converium Insurance (UK) Ltd had an initial capitalization level of GBP 50 million (US$ 82.4 million). As a precondition of the permission of the FSA to write aircraft and aircraft liability business, in August 2003, the company increased its capital by GBP 10 million (US$ 16.6 million). Accordingly at December 31, 2003 the capitalization level of Converium Insurance (UK) Ltd is GBP 60 million (US$ 99.0 million).

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

21. Earnings per share

Converium Holding AG purchased 377,650 shares and 349,126 shares during 2003 and 2002, respectively, related to sharebased compensation plans.

The following table shows the average shares outstanding:

For the years ended December 31	2003	2002	2001
Average shares outstanding (000’s)	39,808	39,911	40,000
Average diluted shares outstanding (000’s)	40,309	40,483	40,000

Earnings per share data for 2001 is calculated based on 40 million registered shares of Converium Holding AG issued and outstanding as of December 31, 2001 as if these shares were outstanding for the entire year. Diluted earnings per share data is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

22. Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2003 and 2002 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2003. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly-owned subsidiaries of the parent guarantor.

Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.

Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.

Condensed consolidating statements of income

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues

Net premiums written	—	2,492.4	—	1,334.6	—	3,827.0
Net premiums earned	—	2,392.8	—	1,283.7	—	3,676.5
Net investment income	11.0	129.5	12.5	103.5	-23.5	233.0
Net realized capital (losses) gains	—	-10.7	—	29.1	—	18.4
Other income (loss)	35.0	-30.8	39.5	-5.7	-35.3	2.7
Total revenues	46.0	2,480.8	52.0	1,410.6	-58.8	3,930.6

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	-1,588.9	—	-1,085.3	—	-2,674.2
Underwriting acquisition costs	—	-552.1	—	-251.1	—	-803.2
Other operating and administration expenses	-8.6	-119.1	4.1	-107.4	33.2	-197.8
Interest expense	-10.5	—	-16.5	-29.6	25.6	-31.0
Total benefits, losses and expenses	-19.1	-2,260.1	-12.4	-1,473.4	58.8	-3,706.2
Income (loss) before taxes	26.9	220.7	39.6	-62.8	—	224.4
Income tax (expense) benefit	-3.5	-32.6	—	-3.2	—	-39.3
Income (loss) before equity in income (loss) of subsidiaries	23.4	188.1	39.6	-66.0	—	185.1
Equity in income (loss) of subsidiaries	161.7	-26.4	—	—	-135.3	—
Net income (loss)	185.1	161.7	39.6	-66.0	-135.3	185.1

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	1,929.5	14.8	2,984.3	—	4,928.6
Equity securities	—	441.8	—	398.4	—	840.2
Investment in subsidiaries	2,006.8	1,117.4	—	—	-3,124.2	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	44.7	187.5	—	41.8	-44.7	229.3
Total investments	2,201.5	3,676.2	189.8	3,424.5	-3,493.9	5,998.1
Funds Withheld Asset	—	1,530.6	—	—	—	1,530.6
Total invested assets	2,201.5	5,206.8	189.8	3,424.5	-3,493.9	7,528.7

Other assets
Cash and cash equivalents	1.2	121.9	2.1	155.6	—	280.8
Premiums receivable	—	1,477.4	—	812.8	-281.9	2,008.3
Reinsurance assets	—	790.7	—	2,221.4	-1,069.5	1,942.6
Funds held by reinsureds	—	1,043.4	—	587.3	-256.7	1,374.0
Deferred policy acquisition costs	—	293.6	—	86.5	—	380.1
Deferred income taxes	—	32.7	—	312.4	—	345.1
Other assets	42.7	170.2	46.1	233.9	2.1	495.0
Total assets	2,245.4	9,136.7	238.0	7,834.4	-5,099.9	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	4,764.0	—	3,759.1	-680.3	7,842.8
Unearned premiums, gross	—	827.2	—	867.8	-227.6	1,467.4
Future life benefits, gross	—	62.4	—	496.8	-75.7	483.5
Other reinsurance liabilities	—	1,040.4	—	398.9	-352.0	1,087.3
Funds held under reinsurance contracts	—	247.7	—	538.9	-256.8	529.8
Deferred income taxes	—	71.4	—	86.9	—	158.3
Accrued expenses and other liabilities	12.1	116.8	0.8	240.2	-58.3	311.6
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.4	197.2	—	390.6
Total liabilities	162.1	7,129.9	194.2	6,760.8	-1,975.7	12,271.3

Equity
Common stock and additional paid-in capital	1,569.7	1,546.1	—	1,169.3	-2,715.4	1,569.7
Unearned stock compensation	-6.1	—	—	—	—	-6.1
Total accumulated other comprehensive income	261.4	242.7	4.2	51.8	-298.7	261.4
Retained earnings (loss)	258.3	218.0	39.6	-147.5	-110.1	258.3
Total equity	2,083.3	2,006.8	43.8	1,073.6	-3,124.2	2,083.3
Total liabilities and equity	2,245.4	9,136.7	238.0	7,834.4	-5,099.9	14,354.6

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
statements of cash flows

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor		Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities		Adjustments	Consolidated

Cash provided by (used in) operating activities	3.3	1,217.9	-1.1		45.2	—	1,265.3

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-192.4	—		—	—	-192.4
Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—		2,908.5	—	3,813.4
Purchases of fixed maturities available-for-sale	—	-1,828.1	-14.8	-	3,211.1	—	-5,054.0
Proceeds from sales of equity securities	—	47.8	—		46.5	—	94.3
Purchases of equity securities	—	-178.2	—		-66.0	—	-244.2
Net decrease (increase) in short-term investments	3.6	256.6	42.7		-25.8	—	277.1
Purchase of note receivable	—	—	-25.0		—	25.0	—
Investment in subsidiaries	29.9	-106.8	—		—	76.9	—
All other investing activity	—	-17.1	—		-4.9	—	-22.0
Net cash provided by (used in) investing activities	33.5	-1,113.3	2.9		-352.8	101.9	-1,327.8

Cash flows from financing activities
Capital contribution	—	—	—		106.8	-106.8	—
Issuance of note payable	—	—	—		25.0	-25.0	—
Net purchases of common shares	-17.3	—	—		—	—	-17.3
Dividends to shareholders	-29.9	-29.9	—		—	29.9	-29.9
Net cash (used in) provided by financing activities	-47.2	-29.9	—		131.8	-101.9	-47.2
Effect of exchange rate changes on cash and cash equivalents	10.8	18.7	—		-0.5	—	29.0
Change in cash and cash equivalents	0.4	93.4	1.8		-176.3	—	-80.7
Cash and cash equivalents as of January 1	0.8	28.5	0.3		331.9	—	361.5
Cash and cash equivalents as of December 31	1.2	121.9	2.1		155.6	—	280.8

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
statements of income

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,829.6	—	1,492.6	—	3,322.2
Net premiums earned	—	1,622.4	—	1,543.1	—	3,165.5
Net investment income	12.6	117.0	0.1	135.8	-13.7	251.8
Net realized capital (losses) gains	—	-13.9	—	3.6	—	-10.3
Other (loss) income	-0.5	11.9	—	-2.5	-10.1	-1.2
Total revenues	12.1	1,737.4	0.1	1,680.0	-23.8	3,405.8

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	—	-1,178.7	—	-1,313.3	—	-2,492.0
Underwriting acquisition costs	—	-291.0	—	-375.7	—	-666.7
Other operating and administration expenses	20.7	-98.6	0.2	-95.6	—	-173.3
Interest expense	-10.7	-1.2	-0.3	-28.0	23.8	-16.4
Total benefits, losses and expenses	10.0	-1,569.5	-0.1	-1,812.6	23.8	-3,348.4
Income (loss) before taxes	22.1	167.9	—	-132.6	—	57.4
Income tax (expense) benefit	-2.2	0.5	—	51.1	—	49.4
Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	—	-81.5	—	106.8
Equity in income (loss) of subsidiaries	86.9	-81.5	—	—	-5.4	—
Net income (loss)	106.8	86.9	—	-81.5	-5.4	106.8

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	640.1	—	2,803.0	—	3,443.1
Equity securities	—	228.2	—	302.6	—	530.8
Investment in subsidiaries	1,684.3	838.4	—	—	-2,522.7	—
Notes receivable	150.0	—	150.0	—	-300.0	—
Short-term and other investments	26.8	435.6	42.7	13.4	-23.2	495.3
Total investments	1,861.1	2,142.3	192.7	3,119.0	-2,845.9	4,469.2
Funds Withheld Asset	—	1,648.1	—	—	—	1,648.1
Total invested assets	1,861.1	3,790.4	192.7	3,119.0	-2,845.9	6,117.3

Other assets
Cash and cash equivalents	0.8	28.5	0.3	331.9	—	361.5
Premiums receivable	—	1,276.3	—	517.8	-72.8	1,721.3
Reinsurance assets	—	942.8	—	1,507.2	-582.4	1,867.6
Funds held by reinsureds	—	801.0	—	380.7	-245.8	935.9
Deferred policy acquisition costs	—	174.1	—	90.8	—	264.9
Deferred income taxes	—	37.3	—	354.5	—	391.8
Other assets	29.7	154.9	1.1	217.5	-12.5	390.7
Total assets	1,891.6	7,205.3	194.1	6,519.4	-3,759.4	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	3,724.9	—	3,553.5	-457.1	6,821.3
Unearned premiums, gross	—	762.4	—	516.7	-108.4	1,170.7
Future life benefits, gross	—	—	—	371.7	—	371.7
Other reinsurance liabilities	—	588.9	—	173.7	-101.0	661.6
Funds held under reinsurance contracts	—	345.8	—	329.6	-245.9	429.5
Deferred income taxes	—	37.8	—	96.1	—	133.9
Accrued expenses and other liabilities	3.6	61.2	0.4	293.0	-24.3	333.9
Notes payable	150.0	—	—	150.0	-300.0	—
Debt	—	—	193.4	197.0	—	390.4
Total liabilities	153.6	5,521.0	193.8	5,681.3	-1,236.7	10,313.0

Equity
Common stock and additional paid-in capital	1,580.6	1,546.1	—	960.9	-2,507.0	1,580.6
Unearned stock compensation	-10.0	—	—	—	—	-10.0
Total accumulated other comprehensive income (loss)	60.6	51.3	0.3	-41.3	-10.3	60.6
Retained earnings (loss)	106.8	86.9	—	-81.5	-5.4	106.8
Total equity	1,738.0	1,684.3	0.3	838.1	-2,522.7	1,738.0
Total liabilities and equity	1,891.6	7,205.3	194.1	6,519.4	-3,759.4	12,051.0

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating
statements of cash flows

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	—	870.4
Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	476.6	—	4,096.7	—	4,573.3
Purchases of fixed maturities	—	-1,054.1	—	-4,321.2	—	-5,375.3
Proceeds from sales of equity securities	—	144.1	—	455.1	—	599.2
Purchases of equity securities	—	-284.1	—	-367.0	—	-651.1
Net (increase) decrease in short-term investments	-3.6	-264.6	-42.7	82.4	—	-228.5
Purchase of note receivable	—	—	-150.0	—	150.0	—
Investment in subsidiaries	—	-104.8	—	—	104.8	—
All other investing activity	—	-9.9	-1.8	0.8	—	-10.9
Net cash (used in) provided by investing activities	-3.6	-1,096.8	-194.5	-53.2	254.8	-1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	—	—	193.7	—	—	193.7
Issuance of note payable	—	150.0	—	—	-150.0	—
Capital contribution	—	—	—	104.8	-104.8	—
Net purchases of common shares	-14.7	—	—	—	—	-14.7
Net cash (used in) provided by financing activities	-14.7	150.0	193.7	104.8	-254.8	179.0
Effect of exchange rate changes on cash and cash equivalents	—	-0.6	—	-14.5	—	-15.1
Change in cash and cash equivalents	-16.3	-312.2	0.3	269.2	—	-59.0
Cash and cash equivalents as of January 1	17.1	340.7	—	62.7	—	420.5
Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	—	361.5

Converium Holding AG and Subsidiaries
Notes to the consolidated and historical combined financial statements (continued)

Condensed consolidating statements of income

			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,269.9	1,212.7	—	2,482.6
Net premiums earned	—	1,118.2	1,177.0	—	2,295.2
Net investment income	1.5	88.5	139.0	-0.3	228.7
Net realized capital gains (losses)	—	2.5	-20.9	—	-18.4
Other income (loss)	—	3.9	-9.0	-0.7	-5.8
Total revenues	1.5	1,213.1	1,286.1	-1.0	2,499.7

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	—	-997.9	-1,303.1	0.5	-2,300.5
Underwriting acquisition costs	—	-221.3	-286.8	—	-508.1
Other operating and administration expenses	-1.2	-54.8	-90.9	0.5	-146.4
Interest expense, amortization of goodwill and restructuring costs	-1.2	-40.6	-40.2	—	-82.0
Total benefits, losses and expenses	-2.4	-1,314.6	-1,721.0	1.0	-3,037.0
Loss before taxes	-0.9	-101.5	-434.9	—	-537.3
Income tax benefit	—	3.5	166.4	—	169.9
Net loss	-0.9	-98.0	-268.5	—	-367.4

Condensed consolidating statements of cash flows

			Non-
(US$ million)	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2001	Holding AG	AG	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	5.9	421.3	-120.5	4.8	311.5

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	—	100.0	1,792.2	—	1,892.2
Purchases of fixed maturities	—	-123.6	-1,846.1	—	-1,969.7
Proceeds from sales of equity securities	—	38.1	250.5	—	288.6
Purchases of equity securities	—	-152.9	-272.8	—	-425.7
Net decrease in short-term investments	—	13.5	12.1	—	25.6
Net change in Funds Withheld Asset	—	-290.6	—	—	-290.6
Purchase of real estate held for investment	—	-139.4	—	—	-139.4
Purchase of note receivable	-150.0	-150.0	—	300.0	—
Investment in subsidiaries	-822.9	—	—	822.9	—
All other investing activity	—	-13.7	5.4	—	-8.3
Net cash (used in) provided by investing activities	-972.9	-718.6	-58.7	1,122.9	-627.3

Cash flows from financing activities
Issuance of note payable	150.0	—	150.0	-300.0	—
Capital contribution	—	822.9	—	-822.9	—
Net transfers from Zurich Financial Services	834.1	9.5	17.6	—	861.2
Payable to Zurich Financial Services	—	-233.4	—	—	-233.4
Net cash provided by (used in) financing activities	984.1	599.0	167.6	-1,122.9	627.8
Effect of exchange rate changes on cash and cash equivalents	—	-42.0	33.4	-4.8	-13.4
Change in cash and cash equivalents	17.1	259.7	21.8	—	298.6
Cash and cash equivalents as of January 1	—	81.0	40.9	—	121.9
Cash and cash equivalents as of December 31	17.1	340.7	62.7	—	420.5

CONVERIUM HOLDING AG
REPORT OF THE GROUP AUDITORS ON
THE FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of
Converium Holding AG, Zug

     Our audits of the consolidated and historical combined financial statements referred to in our report dated February 13, 2004, also included an audit of the financial statement schedules listed in Part III Item [18(b)] of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated and historical combined financial statements of Converium Group.

PricewaterhouseCoopers Ltd.

Andrew Hill            Martin Frei

Zurich, February 13, 2004

Schedule I

			Amount at which
Summary of investments other than investments	Cost or		shown in the
in related parties as of December 31, 2003	amortized cost	Fair value	balance sheet
		($ millions)
Fixed maturities:
Bonds held-to-maturity:
U.S. government	463.8	471.8	463.8
Other government	36.6	35.9	36.6

Total fixed maturities held-to-maturity	500.4	507.7	500.4

Bonds available-for-sale:
U.S. government	1,728.0	1,733.6	1,733.6
Other government	1,163.4	1,164.6	1,164.6
Public utilities	21.9	22.7	22.7
Other corporate debt securities	465.3	470.8	470.8
Unit trust	184.4	187.4	187.4
Mortgage and asset-backed securities	839.4	849.1	849.1

Total fixed maturities available for sale	4,402.4	4,428.2	4,428.2

Total fixed maturities	4,902.8	4,935.9	4,928.6

Equity securities:
Common stocks:
Public utilities	12.7	14.3	14.3
Banks, trusts, and insurance companies	67.8	80.9	80.9
Industrial, miscellaneous and all other	318.6	363.6	363.6
Unit trust	340.0	374.7	374.7
Non-redeemable preferred stocks	6.6	6.7	6.7

Total equity securities	745.7	840.2	840.2

Real estate	130.2	130.2	130.2
Policyholder, collateral and other loans	22.7	22.7	22.7
Other investments	20.6	20.6	20.6
Short-term investments	55.8	55.8	55.8

Total investments	5,883.6	6,005.4	5,998.1
Funds Withheld Asset	1,530.6	1,530.6	1,530.6

Total invested assets	7,414.2	7,536.0	7,528.7

Schedule II

Converium Holding AG
Statements of income

			June 19, 2001 (date
			of incorporation) to
($ millions)	2003	2002	December 31, 2001
Revenues
Net investment income	11.0	12.6	1.5
Other income (loss)	35.0	-0.5	—

Total revenues	46.0	12.1	1.5
Expenses
Other operating and administration expenses	-8.6	20.7	-1.2
Interest expense	-10.5	-10.7	-1.2

Total expenses	-19.1	10.0	-2.4

Income (loss) before taxes	26.9	22.1	-0.9
Income tax (expense) benefit	-3.5	-2.2	—

Income (loss) before equity in income (loss) of subsidiaries	23.4	19.9	-0.9
Equity in income (loss) of subsidiaries	161.7	86.9	—

Net income (loss)	185.1	106.8	-0.9

See notes to consolidated financial statements.

Converium Holding AG
Balance sheets

	December 31,
($ millions)	2003	2002
Assets
Invested assets
Investment in subsidiaries	2,006.8	1,684.3
Notes receivable	150.0	150.0
Short-term and other investments	44.7	26.8

Total invested assets	2,201.5	1,861.1

Other assets
Cash and cash equivalents	1.2	0.8
Other assets	42.7	29.7

Total assets	2,245.4	1,891.6

Liabilities and equity
Liabilities
Accrued expenses and other liabilities	12.1	3.6
Notes payable	150.0	150.0

Total liabilities	162.1	153.6

Equity
Common stock	253.0	253.0
Additional paid-in capital	1,326.7	1,330.9
Treasury stock	-10.0	-3.3
Unearned stock compensation	-6.1	-10.0
Total accumulated other comprehensive income	261.4	60.6
Retained earnings	258.3	106.8

Total equity	2,083.3	1,738.0

Total liabilities and equity	2,245.4	1,891.6

See notes to consolidated financial statements.

Schedule II

Converium Holding AG
Statements of cash flows

			June 19, 2001 (date
			of incorporation) to
($ millions)	2003	2002	December 31, 2001
Cash flows from operating activities
Net income (loss) before equity in income (loss) of subsidiaries	23.4	19.9	-0.9
Changes in other assets and liabilities	-20.1	-17.9	6.8

Cash provided by operating activities	3.3	2.0	5.9
Cash flows from investing activities
Issuance of note receivable	—	—	-150.0
Investment in Converium AG	29.9	—	-822.9
Net decrease (increase) in short-term investments	3.6	-3.6	—

Net cash provided by (used in) investing activities	33.5	-3.6	-972.9
Cash flows from financing activities
Net transfer from Zurich Financial Services	—	—	834.1
Issuance of note payable	—	—	150.0
Net purchases of common shares	-17.3	-14.7	—
Dividends to shareholders	-29.9	—	—

Net cash (used in) provided by financing activities	-47.2	-14.7	984.1
Effect of exchange rate changes on cash and cash equivalents	10.8	—	—

Change in cash and cash equivalents	0.4	-16.3	17.1
Cash and cash equivalents, beginning of period	0.8	17.1	—

Cash and cash equivalents, end of period	1.2	0.8	17.1

See notes to consolidated financial statements.

Schedule IV

	Gross	Ceded to other	Assumed from other		% of amount
Reinsurance	Amount	Companies	Companies	Net Amount	assumed to net
Insurance premiums and other considerations:
2003	$245.6	($396.9)	$3,978.3	$3,827.0	104.0%
2002	88.0	(213.6)	3,447.8	3,322.2	103.8%
2001	124.9	(398.6)	2,756.3	2,482.6	111.0%

GLOSSARY OF SELECTED

INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer.”

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses. Expense ratio. The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (“IBNR”) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have Incurred but not yet reported been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

Modified co-insurance	A form of reinsurance which differs from co-insurance only in that reserves are retained by the ceding company while the risk remains with the reinsurer. The ceding company normally pays interest to replace the interest the reinsurer would have earned if it had held the assets corresponding to the reserves in its own investment portfolio. We principally use the term to refer to a proportional reinsurance product offered by our Converium Life operations to clients to finance their initial acquisition costs such as agent and broker commissions.

National Association of Insurance Commissioners	An association of reinsurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance.”

Participating contracts	Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Separate account	Investment account established and maintained by an insurer to which funds have been allocated for certain insurance policies or contracts of the insurer. The income, gains and losses realized from assets allocated to the account are, in accordance with the insurance policies or contracts, credited to or charged against the account without regard to other income, gains or losses of the company or the company’s other separate accounts. Separate accounts cannot generally be charged with the liabilities of the general account. Products meeting this definition are often referred to as “investment linked” or “unit linked” products. The policyholders bear all of the investment risk for these products.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Term life insurance	Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit linked	See “Separate account.”

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

Universal life insurance	A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.

Whole life insurance	A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONVERIUM HOLDING AG
By /s/ Dirk Lohmann
Name:	Dirk Lohmann
Title:	Chief Executive Officer, Converium Holding AG

By /s/ Martin A. Kauer
Name:	Martin A. Kauer
Title:	Chief Financial Officer, Converium Holding AG

Date: April 5, 2004

Sig - 1

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised February 5, 2003. ^

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially 2filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

Exhibit
Number	Description
4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

Exhibit
Number	Description
4.24	Form of Converium Standard Stock Option Plan for Non-U.S. Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-U.S. Employees. *

4.26	Omnibus Share Plan for U.S. Employees. *

4.27	Converium Employee Stock Purchase Plan for U.S. Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM).

4.39	Agreement dated July 24, 2003 $900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	Consent of PricewaterhouseCoopers Ltd, independent accountants.

31.1	302 Certification of Chief Executive Officer.

31.2	302 Certification of Chief Financial Officer.

32.1	906 Certification of Chief Executive Officer.

32.2	906 Certification of Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.