Form 20-F
period 2004-12-31
CONVERIUM HOLDING AG
filed 2005-06-30
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14106

CONVERIUM HOLDING AG
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each Exchange
Title of each class	on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share	New York Stock Exchange
Registered shares, nominal value CHF 5 per share*	New York Stock Exchange
8.25% Guaranteed Subordinated Notes due 2032 issued by Converium Finance S.A.	New York Stock Exchange
Subordinated Guarantee of Subordinated Notes+	New York Stock Exchange

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

As of December 31, 2004, there were outstanding: 146,272,886 registered shares, nominal value CHF 5 per share, including 5,814,068 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐            Item 18 ☑

(Please Note: Table of Contents not converted due to Hot Links in HTML.)

PRESENTATION OF INFORMATION

In this annual report on Form 20-F, unless the context otherwise requires, “Converium,” “we,” “us,” and “our” refer to Converium Holding AG and our consolidated entities. Please refer to the glossary beginning on page G-1 for definitions of selected insurance and reinsurance terms.

We publish our financial statements in US dollars, and unless we note otherwise, all amounts in this annual report are expressed in US dollars. As used herein, references to “US dollars,” “dollars” or “$” and “cents” are to US currency, references to “Swiss francs” or “CHF” are to Swiss currency, references to “yen” or “Japanese yen” are to Japanese currency, references to “British pounds” or “£” are to British currency and references to “euro” or “€” are to the single European currency of the member states of the European Monetary Union at the relevant time.

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

In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including factors set forth in “Item 3. — Key Information — D. Risk Factors” and the following:

•	the impact of our ratings downgrades or a further lowering or loss of one of our financial strength ratings;

•	uncertainties of assumptions used in our reserving process;

•	risks associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business;

•	cyclicality of the reinsurance industry;

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	acts of terrorism and acts of war;

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	actions of competitors, including industry consolidation and development of competing financial products;

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time;

•	our ability to address material weaknesses we have identified in our internal control environment;

•	political risks in the countries in which we operate or in which we reinsure risks;

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;

•	the effect on the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission (“SEC”) and New York’s Attorney General;

•	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;

•	failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness our of reinsurers;

•	our failure to prevail in any current or future arbitration or litigation; and

•	extraordinary events affecting our clients, such as bankruptcies and liquidations.

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

We have made it a policy not to provide any quarterly or annual earnings guidance and we will not update any past outlook for full year earnings. We will, however, provide investors with a perspective on our value drivers, our strategic initiatives and those factors critical to understanding our business and operating environment.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL AND OTHER DATA

We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States, or US GAAP. The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. For a description of the transactions that led to the divestiture, which we refer to herein as the “Formation Transactions,” see “Item 4. — Information on the Company — A. History and Development of the Company”. The financial statements are presented as if we had been a separate entity for all periods presented and include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure prior to the Formation Transactions. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.

	Year ended December 31
	2004	2003	2002	2001	2000
	($ millions, except per share information)
Income statement data:
Revenues:
Gross premiums written	$3,840.9	$4,223.9	$3,535.8	$2,881.2	$2,565.8
Less ceded premiums written	(287.9)	(396.9)	(213.6)	(398.6)	(569.8)

Net premiums written	3,553.0	3,827.0	3,322.2	2,482.6	1,996.0
Net change in unearned premiums	132.1	(150.5)	(156.7)	(187.4)	(134.5)

Net premiums earned	3,685.1	3,676.5	3,165.5	2,295.2	1,861.5
Net investment income	311.6	233.0	251.8	228.7	176.0
Net realized capital gains (losses)	46.5	18.4	(10.3)	(18.4)	83.7
Other (loss) income	-2.6	2.7	(1.2)	(5.8)	29.3

Total revenues	4,040.6	3,930.6	3,405.8	2,499.7	2,150.5

Benefits, losses and expenses:
Losses, loss adjustment expenses and life benefits	(3,263.1)	(2,674.2)	(2,492.0)	(2,300.5)	(1,604.5)
Total costs and expenses	(1,093.5)	(1,032.0)	(856.4)	(678.7)	(587.5)
Amortization of goodwill (1)	—	—	—	(7.8)	(7.3)
Impairment of goodwill (1)	(94.0)	—	—	—	—
Amortization of intangible assets	(9.9)	—	—	—	—
Restructuring costs	(2.7)	—	—	(50.0)	—

Total benefits, losses and expenses	(4,463.2)	(3,706.2)	(3,348.4)	(3,037.0)	(2,199.3)

(Loss) income before taxes	(422.6)	224.4	57.4	(537.3)	(48.8)
Income tax (expense) benefit	(338.2)	(39.3)	49.4	169.9	19.5

Net (loss) income	$(760.8)	$185.1	$106.8	$(367.4)	$(29.3)

(Loss) earnings per share:
Average number of shares (millions)	63.4	39.8	39.9	40.0	40.0
Basic (loss) earnings per share (2)	$(12.00)	$2.33	$1.34	$(4.61)	$(0.73)
Diluted (loss) earnings per share (2)	(12.00)	2.32	1.33	(4.61)	(0.73)

	Year ended December 31
	2004	2003	2002	2001	2000
	($ millions, except per share information)
Balance sheet data:
Total invested assets	$7,804.4	$7,528.7	$6,117.3	$4,915.9	$4,349.7
Total assets	14,942.6	14,354.6	12,051.0	9,706.5	8,321.3
Insurance liabilities	12,389.6	11,410.8	9,454.8	7,677.9	6,486.6
Debt	390.9	390.6	390.4	197.0	196.9
Total liabilities	13,222.4	12,271.3	10,313.0	8,135.7	7,232.9
Total equity	1,720.2	2,083.3	1,738.0	1,570.8	1,088.4
Book value per share (3)	11.76	52.38	43.55	39.27	27.21

	Year ended December 31
	2004		2003	2002	2001		2000
	($ millions, except ratios)
Other data:
Net premiums written by segment:
Standard Property & Casualty Reinsurance	$1,455.0		$1,645.6	$1,452.2	$1,280.0		$993.4
Specialty Lines	1,658.1		1,811.9	1,555.3	968.4		818.2
Life & Health Reinsurance	439.9		369.5	314.7	234.2		184.4

Total net premiums written	$3,553.0		$3,827.0	$3,322.2	$2,482.6		$1,996.0

Non-life combined ratio	118.2	%(4)	97.9%	103.7%	129.3	%(5)	116.5%

Ratio of earnings to fixed charges (6)	(7)		7.2	3.7	(8)		(9)

(1)	For a discussion of goodwill and Converium’s compliance with SFAS 142, see Notes 2(k) and 8 to our 2004 consolidated financial statements.

(2)	For the periods 2001 through 2003, the earnings per share have been restated to reflect the rights offering (the “2004 rights offering”) that occurred in October 2004 (see Note 24 to our 2004 consolidated financial statements). For the year 2000, the information is based on the 40,000,000 registered shares sold in the global offering in December 2001, as no other information is available for this time period. These 40,000,000 shares are considered outstanding for all periods prior to December 11, 2001.

(3)	For the year 2000, the information is based on the 40,000,000 registered shares sold in the global offering in December 2001, as no other information is available for this time period. These 40,000,000 shares are considered outstanding for all periods prior to December 11, 2001.

(4)	The impact on the non-life combined ratio of the 2004 reserve development was 17.3%

(5)	The impact on the non-life combined ratio of the September 11th terrorist attacks was 13.3%.

(6)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(7)	Due to Converium’s loss in 2004 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $422.6 million to achieve coverage of 1:1.

(8)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(9)	Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.

Dividends

For a discussion of our dividend policy, see “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy”.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

Risks relating to Converium and the reinsurance industry

If we do not successfully implement our new strategy or if such strategy is not effective, it could have a material adverse effect on our business, financial condition, results of operations and cash flows

Early in 2004 Converium adopted a comprehensive corporate strategy intended to build on its accomplishments since the Company was formed in 2001. Later in the year the Global Executive Committee adjusted the business model in response to adverse developments with respect to our reserves, which led to the decision to cease underwriting in North America, and to the subsequent downgrading by Standard & Poor’s and A.M. Best Company of Converium AG’s insurer financial strength ratings to “BBB+” and “B++”, respectively, and the downgrading of certain of our subsidiaries. See “Item 4. Business Overview – Overview” and “– Our Strategy”

There can be no assurance, however, that we will be able to successfully implement our new strategy or that such strategy will be effective. The implementation and the effectiveness of this strategy are based on a certain number of assumptions (including continued client acceptance outside the United States) and factors that are not under our control. If economic conditions, our competitive position, our rating level or our financial condition are not consistent with these assumptions or our objectives, or if the measures envisaged by the new strategy are insufficient, it is possible that our strategy would fail and that we would not achieve our objectives. In this case, our business and financial condition could deteriorate and new measures would need to be devised.

The run-off of our North American business subjects us to particular risks

We have ceased the writing of substa;ntially all new business in North America and have decided to take the following additional steps with respect to our North American business:

•	Converium Reinsurance (North America) Inc. (“CRNA”) has been placed into run-off and will seek to commute its liabilities wherever appropriate. In addition, CRNA has hired an experienced run-off professional as its new President and CEO and has restructured its senior level staffing to function as an entity in run-off;

•	Converium Insurance (North America) Inc. (“CINA”) is now a limited writer, offering continuing coverage for only two discrete primary programs, one of which is mandated by state law. The plan is for CINA to maintain this status until such time as it becomes a more widely accepted carrier for its clients;

•	Converium has implemented a fronting arrangement to enable it to continue to participate in the Global Aerospace Underwriting Managers Limited (“GAUM”) pool. The fronting arrangement currently extends until September 30, 2005 with no contractual guarantee that it will extend beyond that date; and

•	We will offer reinsurance for US-originated business to select US based clients. This business will be underwritten and managed through Converium AG, Zurich.

By placing CRNA into run-off, it became subject to increased regulatory scrutiny and our plans are subject to the approval of state insurance regulators in the United States. Although we cannot predict the effect of any future regulatory orders or proceedings, state insurance regulatory agencies in the United States have broad power to institute proceedings and seek consensual orders to, among other things, take possession of the property of an insurer and to conduct the business of such insurer under rehabilitation and liquidation statutes. On September 7, 2004, we entered into a voluntary letter of understanding with the Connecticut Department of Insurance (the “Department”) pursuant to which CRNA is prevented from taking a number of actions, including the payment of any dividends, without the approval of the Department. The requirements stated in this letter will remain in effect until March 15, 2006, at which time the Department will reassess the financial condition of CRNA. Other insurance regulators may seek similar agreements or initiate other proceedings or actions. See Note 22 to our 2004 consolidated financial statements.

The ratings downgrades as well as our decision to place CRNA into runoff have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before we provide collateral that is not contractually required. If the Department withholds its approval, state insurance regulators that requested special deposits or collateral not contractually required, could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in the respective states.

Additionally, there can be no assurances that commutations may be available on terms that are appropriate to our decision to run-off our North American business or that are economically acceptable.

The run-off of our North American business could ultimately have a negative impact on the perception of our franchise in the reinsurance market. As a result, we may not be able to retain personnel with the appropriate skill sets for the tasks associated with our run-off.

There also can be no assurance that we will be able to successfully write the lines that we currently contemplate from our operation in Zurich using Converium AG. Although we believe that Converium AG holds the necessary licenses to write these lines of business as a non-admitted reinsurer, Converium AG may require increased capitalization to successfully do so and we may in the future be unable to provide the necessary capitalization.

Our ratings downgrades during 2004, and any further downgrades, of our ratings could have a material adverse effect on our business, financial condition, result of operations or cash flows

Based on the developments of the latter part of 2004, both Standard & Poor’s Ratings Services and A.M. Best lowered their respective ratings of Converium, including its subsidiaries. Following Converium Holding AG’s successful 2004 rights offering, some of the ratings were subsequently raised, although not to the levels preceding the reserving action.

Currently, Standard & Poor’s long-term counterparty credit and insurer financial strength rating of Converium AG is “BBB+” (downgraded from a rating of “A”). For Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd., the insurer financial strength rating is currently “BBB+” (downgraded from a rating of “A”). Based on our announcement to place CRNA into run-off, the long-term counterparty credit and insurer financial strength ratings were downgraded to “R” (downgraded from a rating of “A”). In addition, Standard & Poor’s issued a long-term counterparty credit and senior unsecured debt ratings of “BB+” for Converium Holdings (North America) Inc. (downgraded from a rating of “BBB”). The current junior subordinated debt rating on Converium Finance S.A. is “BBB-” (downgraded from a rating of “BBB+”). All ratings have been assigned a stable outlook by Standard and Poor’s.

Currently, A.M. Best’s financial strength rating of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. is “B++” (downgraded from a rating of “A”) and its issuer credit rating for all three entities is “bbb+” (downgraded from a rating of “a”). CINA is currently assigned a financial strength rating of “B” (downgraded from a rating of “A”) and an issuer credit rating of “bb” (downgraded from a rating of “a” ). For Converium Finance S.A. the current issuer credit rating is “bb+” (downgraded from a rating of “bbb”) and the junior subordinated debt rating is “bbb-” (downgraded from a rating of “bbb+”). All ratings have been assigned a stable outlook by A.M. Best. Following our announcement of our intention to place CRNA into run-off, the financial strength rating was downgraded to “B-” from “A” and the issuer credit rating to “bb-” from “a”. For Converium Holdings (North America) Inc. the issuer credit as well as the senior unsecured debt ratings were lowered to “b-” from “bbb-”.

Claims-paying ability and financial strength ratings are a key factor in establishing the competitive position of reinsurers. Given that our main competitors hold higher ratings than us, our current ratings may significantly hinder our competitive position. Our ratings may not satisfy the criteria required by some of our clients and brokers or the requirements under our existing reinsurance contracts, which would negatively impact new business and adversely affect our ability to compete in our markets. The reduction in our ratings might result in a significant decline in our premium volume in 2005.

Additionally, contracts representing approximately one-third of our total ultimate premiums with our cedents contain termination provisions relating to a downgrade of our ratings. As a result of recent downgrades, the termination provisions of many of our contracts have been triggered giving rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. Alternatively, the cedent and the reinsurer may renegotiate the terms of the contract. In renegotiating the contract terms, the cedent will usually require the reinsurer to post collateral to secure the obligations under the contract, which would have negative financial implications for us, as reinsurer. Moreover, limitations on our ability to post collateral could force us to renegotiate the contracts on significantly less favorable terms than if we were able to post collateral or lead to the termination of the contracts by cedents. Our recent ratings downgrades may make cedents less inclined to renegotiate the contracts at all, and has led to an increased rate of terminations.

The ratings downgrades in 2004 have also made it more difficult to renew our existing contracts, without regards to whether or not the existing contract contains a ratings trigger. We expect approximately one third of our existing Non-Life contracts not to be renewed in 2005 which is partially attributable to the ratings downgrade in 2004. This will, in turn, lead to a corresponding reduction our premiums written.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium believes that no formal action was taken by the pool membership committee to serve a notice terminating Converium’s pool membership. However, the committee has discussed Converium’s downgrade and sought to take action to limit its rights to dispute the validity of any notice served on Converium. The continuation of Converium’s membership at its current rating was likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium entered into formal written fronting arrangements, preventing the termination of its membership in the pool. The fronting arrangements require Converium to post collateral to secure its reinsurance obligations under the fronting arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s membership were terminated, it also may be required to sell its shares in GAUM at an amount less than its carrying value. In 2004, this business generated $289.0 million of gross premiums written. See Notes 3, 8 and 18 to our 2004 consolidated financial statements for additional information on GAUM.

There can be no assurance that our responses to the adverse developments of 2004 will enable us to improve or maintain our ratings.

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

As of December 31, 2004 we had $8,776.9 million of gross reserves and $7,641.5 million of net reserves for losses and loss adjustment expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional $382.1 million of incurred losses and loss adjustment expenses, before income taxes, for the year ended December 31, 2004.

Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections at a given time, facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.

Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, or extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing, loss reserving, claims and underwriting studies for many casualty lines of business, including those in which preliminary loss trends are noted. Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Since 2000, Converium has recorded a total of $868.2 million of additional net provisions on prior years’ non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and 2004: $562.0 million).

During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by $562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US Casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. While we believe that we have sought to fully address this issue through our reserving actions, volatility is nonetheless expected to persist for some time.

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

We may be unable to meet the collateral requirements necessary for our business

As a result of the 2004 downgrades of our ratings, we have been and may continue to be required to post additional collateral in order to be accepted as sufficiently secure to write certain business. In addition, there has been a trend in our industry for a ceding company to require reinsurers to post collateral in excess of applicable regulatory collateral requirements in order to secure the reinsurers’ obligation to pay claims. We may have greater limitation on our ability to post collateral than some of our competitors. If we are unable to meet the collateral requirements of ceding companies, we would be limited in our business opportunities, which could have a material adverse effect on our financial condition, results of operations or cash flows.

In November 2004, Converium AG obtained a $1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s non-US operating companies with a $1.5 billion capacity for issuing letters of credit and a $100.0 million liquidity reserve. It replaces the existing $900.0 million letter of credit facility that was signed in July 2003. As of December 31, 2004, Converium had outstanding letters of credit of

$955.7 million under the facility. Investments of $1,060.8 million are pledged as collateral related to the Syndicated Letter of Credit Facility. However, Converium must comply with various financial covenants in order to avoid default under the agreement. In an event of default the majority lenders may cancel the total commitment and/or may declare that all amounts outstanding may be immediately due and payable and that full cash cover in respect of each letter of credit is immediately due and payable.

In addition to the Syndicated Letter of Credit Facility, other irrevocable letters of credit of $639.1 million were outstanding at December 31, 2004 to secure certain assumed reinsurance contracts. Investments of $704.7 million are pledged as collateral related to certain of these letters of credit.

See “Item 3. — Key information — D. Risk factors – Ratings changes” for information on collateral requirements related to GAUM and Notes 3, 8 and 18 to our 2004 consolidated financial statements. See “Item 3. — Key information — D. Risk factors – Run-off of our North American business” for information on collateral requirements related to our North American operations.

We are subject to the cyclicality of the reinsurance industry

The insurance and reinsurance industries, particularly the non-life market, are cyclical. Historically, operating results of reinsurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond their direct control. These developments include:

•	price competition and price setting mechanisms of clients;

•	frequency of occurrence or severity of both natural and man-made catastrophic events;

•	levels of capacity and demand;

•	general economic conditions; and

•	changes in legislation, case law and prevailing concepts of liability.

As a result, the reinsurance business historically has been characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity permitted attractive premium levels. We expect to continue to experience the effects of cyclicality, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

As a result of ongoing investigations of the insurance and reinsurance industry and non-traditional insurance products, we are conducting an internal review and analysis of certain of our reinsurance transactions.

Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. regulators and governmental authorities, including the Securities and Exchange Commission and the New York Attorney General.

On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appears likely that such an agreement or understanding with Axa Re Finance was made in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA.

In view of the industry investigations and the events relating to MBIA described above, we have engaged counsel to assist us in a review and analysis of certain of our reinsurance transactions, including the MBIA transactions. We are fully cooperating with the governmental authorities in connection with their investigation. The impact of our ongoing review and analysis and the ongoing regulatory investigations on us is uncertain, and there can be no assurance as to whether or not the outcome of such investigations will have a material impact on Converium.

Our exposure to catastrophic events, both natural and man-made, may cause large losses

A catastrophic event or multiple catastrophic events may cause large losses and could have a material adverse effect on our business, financial condition, and results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires, and are inherently unpredictable in terms of both their occurrence and severity. For example, in 1999 and 2002, the reinsurance industry suffered losses from unusually strong and widespread windstorms and flooding in Europe. These events adversely affected our results. In 2004, the reinsurance industry suffered losses from hurricanes in the United States and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean.

We are also exposed to man-made catastrophic events, which may have a significant adverse impact on our industry and on us. It is possible that both the frequency and severity of man-made catastrophic events will increase.

As a result, claims from natural or man-made catastrophic events could cause substantial volatility in our financial results for any period and adversely affect our financial condition, results of operations or cash flows. Our ability to write new business could also be impacted. We believe that increases in the value and geographic concentration of insured property and the effects of inflation will increase the severity of claims from catastrophic events in the future.

The extent of our losses from catastrophic occurrences is a function of the total insured amount of losses our clients incur, the number of our clients affected, and the frequency and severity of the events. In addition, depending on the nature of the loss, the speed with which claims are made and settled, and the terms of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or by raising funds at unfavorable costs, both of which could adversely affect the results of our operations.

Our efforts to protect ourselves against catastrophic losses, such as the use of selective underwriting practices, the purchasing of reinsurance (which, when bought by a reinsurer such as Converium, is known as retrocessional reinsurance) and the monitoring of risk accumulations may not prevent such occurrences from adversely affecting our profitability or financial condition.

The majority of the natural catastrophe reinsurance we write relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events, which affect these regions, such as US hurricane, California earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses, on a probable maximum loss basis, before giving effect to our retrocessional protection, for 2004, were managed to a self- imposed maximum gross event limit of $500 million for a 250-year return period loss. See “Item 9. — The Offer and Listing — D. Material Contracts”.

Terrorist attacks, national security threats, military initiatives and political unrest could result in the payment of material insurance claims and may have a negative effect on our business

Threats of terrorist attacks, national security threats, military initiatives and political unrest have had and may continue to have a significant adverse effect on general economic, market and political conditions, increasing many of the risks in our businesses. We cannot predict the long-term effects of terrorist attacks, threats to national security, military initiatives and political unrest on our businesses at this time.

Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have a material adverse effect on our business, financial condition or results of operations. For a discussion of the impact of the September 11th terrorist attacks on our business, see Note 9 to our 2004 consolidated financial statements.

If we are unable to achieve our investment objectives, our investment results may be adversely affected

Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. For the years ended December 31, 2004 and 2003, net investment income and net realized capital gains accounted for 8.9% and 6.4% of our revenues, respectively. Our capital levels, ability to pay claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.

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

In addition, as described under “Formation transactions and relationship with Zurich Financial Services,” under the Quota Share Retrocession Agreement, the Funds Withheld Asset may be prepaid to us, in whole or in part, as of the end of any calendar quarter. In the event that the Funds Withheld Asset is prepaid, we would have to reinvest these assets in investments and we may not be able to invest them at yields comparable to those payable under the Quota Share Retrocession Agreement. To the extent we are not able to invest these funds at comparable yields, our investment income could be adversely affected.

Capital market fluctuations may adversely impact the value of our investments

We had a cash and investments portfolio of $8.5 billion as of December 31, 2004. As with any institutional investor with a similarly sized portfolio, Converium is exposed to the financial markets; in particular, an increase in interest rates, and a resulting decline in the market value of our fixed income securities, would adversely impact our shareholders’ equity.

General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic political conditions and other factors beyond our control.

We have historically invested and may continue to invest a portion of our assets globally in equity securities, which are generally subject to greater risks and more volatility than fixed income securities. General economic conditions, stock market conditions and many other factors beyond our control can adversely affect the equity markets and, consequently, the value of the equity securities we own.

Foreign exchange rate fluctuations may impact our financial condition, results of operation and cash flows

We publish our financial statements in US dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British pound and Swiss franc, into US dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the US dollar value of our investments and the return on our investments. For 2004, approximately:

•	57% of our net premiums written

•	43% of our net investment income

•	42% of our losses, loss adjustment expenses and life benefits, and

•	67% of our operating expenses

were denominated in currencies other than the US dollar. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risk”.

As we will no longer be writing business from the United States, a smaller proportion of our business will be denominated in US dollars in the future. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risk”.

We may face competitive disadvantages in the reinsurance industry

The reinsurance industry is highly competitive. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our ability to compete is based on many factors, including our overall financial strength and rating, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. As a result of the recent ratings downgrades we expect to be in a less competitive position than we have been historically. We compete for reinsurance business in international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and most of which have higher financial strength ratings. We believe that our largest competitors include:

•	Munich Reinsurance Company;

•	Swiss Reinsurance Company;

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.;

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company;

•	Hannover Re Group, which is majority-owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie;

•	Lloyd’s syndicates active in the London market;

•	companies active in the Bermuda market, including the PartnerRe Group, XL Capital Ltd. and RenaissanceRe Holdings Ltd.;

•	Everest Reinsurance Company;

•	Transatlantic Reinsurance Company; and

•	SCOR.

In addition, new companies have entered the reinsurance market and existing companies have raised additional capital to increase their underwriting capacity. Other financial institutions, such as banks, are also able to offer services similar to our own. We have also recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the supply and terms of risks that may be available for us to consider underwriting.

The loss of key employees and executive officers without suitable replacements being recruited within a suitable period of time could adversely affect us

Our ability to execute our business strategy is dependent on our ability to attract, develop and retain a staff of qualified underwriters and other key employees. Our senior management team includes a number of key personnel whose skills, experience and knowledge of the reinsurance industry constitute important elements of Converium’s competitive strengths. Certain of our key employees and executive officers have recently resigned. If additional executive officers or key employees leave their positions at Converium, even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected. In addition, a strong financial position is important to us in order to retain and attract skilled personnel in the industry, especially underwriters with specific expertise in high-margin, non-commoditized specialty lines of business. If our current or future financial position does not allow us to do so, our operations could be adversely affected. See “Item 6. — Directors, Senior Management and Employees — A. Directors and Senior Management”.

In addition, one of the two material weaknesses identified within Converium’s internal control environment was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps that have been identified within the financial accounting and reporting function. Although we are actively undertaking a recruitment search to identify and hire additional qualified staff and providing further training to existing staff to fill the knowledge and experience gaps within financial accounting and reporting, there can be no assurance that we will be able to do so. If we are unable to successfully recruit and train such staff we will be unable to remedy the material weakness.

We have identified two material weaknesses in our internal control environments; investor confidence and our share value may be adversely impacted if we are unable to remedy the material weaknesses.

As a foreign private issuer we are not currently subject to Section 404 of the Sarbanes-Oxley Act. However, in connection with our year-end audit and our Sarbanes-Oxley implementation project two ‘material weaknesses’ were identified within Converium’s internal control environment as at December 31, 2004. For purposes of Section 404 of the Sarbanes-Oxley Act, a ‘material weakness’ is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Two material weaknesses were identified within Converium’s financial accounting and reporting function. The first weakness identified was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps caused by the departure of various key finance employees. The second weakness identified was the failure in the operation of key internal controls over the initiation of reinsurance and financial accounting data.

Converium is in the process of addressing these weaknesses by actively undertaking a recruitment search to identify and hire additional suitably qualified staff and by providing further training to existing staff in order to address the current knowledge and experience gaps within the financial accounting and reporting function. In addition, Converium is actively addressing the key internal control weaknesses identified over the initiation of reinsurance and financial accounting data by committing both internal and third-party consulting resources to address this issue and to further enhance our overall control environment. However, if our remedial measures are not successful in addressing these material weaknesses, our ability to report our future financial results on a timely and accurate basis may be adversely affected.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, our principal independent auditor must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. As a foreign private issuer, these requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. If we are unable to remedy the material weaknesses we have identified by that time, or if new material weaknesses come to our attention and remain unremedied at that time, management will not be permitted to conclude that our internal control over financial reporting is effective. Moreover, even if management does conclude that our internal control over financial reporting is effective, if our principal independent auditor is not satisfied with our internal control over financial reporting or the level at which controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then they may decline to attest to management’s assessment or may issue a report that is qualified.

Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of our securities.

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

Regulatory or legal changes could adversely affect our business

Insurance laws, regulations and policies currently governing our clients and us may change at any time in ways which may adversely affect our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. We are subject to applicable government regulation in each of the jurisdictions in which we conduct business, particularly in Switzerland, the United States, the United Kingdom and Germany. Regulatory agencies have broad administrative power over many aspects of the insurance and reinsurance industries. Government regulators are concerned primarily with the protection of policyholders rather than shareholders or creditors.

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

The reinsurance industry is also affected by political, judicial, regulatory and other legal developments, which have at times in the past resulted in new or expanded theories of liability. We cannot predict the future impact of changing law or regulation on our business.

In addition the reinsurance industry may also be impacted by the New York Attorney General’s investigations of the insurance industry. See “Item 4. — B. Business Overview — Regulation”.

We purchase retrocessional reinsurance, which may become unavailable on acceptable terms and subjects us to credit risk

In order to limit the effect on our financial condition of large and multiple losses, we buy retrocessional reinsurance. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. There can be no assurance that we will be able to obtain our desired amounts of retrocessional reinsurance. There is also no assurance that, if we are able to obtain such retrocessional reinsurance, we will be able to negotiate terms as favorable to us as in prior years.

A retrocessionaire’s insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on our business, financial condition, results of operations or cash flows. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve us of our liability to our ceding companies. See “Item 4. — B. Business Overview — Retrocessional reinsurance” and Note 27 to our 2004 consolidated financial statements.

Because we depend on a small number of reinsurance brokers for a large portion of our revenue, loss of business written through them could adversely affect our financial condition, results of operations or cash flows

We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets we principally write through reinsurance brokers. In 2004, two reinsurance intermediaries produced approximately 12.0% and

9.0% of our gross premiums written, respectively. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on our financial condition, results of operations or cash flows.

Our reliance on reinsurance brokers exposes us to their credit risk

In 2004, approximately 49.0% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.

We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients

As part of the Formation Transactions described under “Formation transactions and relationship with Zurich Financial Services,” we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial amount of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

In addition, Zurich Financial Services subsidiaries remain the legal counterparty for many of our assumed reinsurance contracts. Although we do not have credit risk exposure with respect to these contracts, if these Zurich Financial Services subsidiaries do not honor their commitments efficiently and effectively to these clients, we might bear reputational risk. See “Item 4. – Information on the Company – A. History and Development of the Company”.

We may be restricted from consummating a change of control transaction, disposing of assets or entering new lines of business

Certain tax considerations and contractual arrangements with Zurich Financial Services may make an acquisition of Converium less likely and limit our ability to dispose of assets or enter into new lines of business. See “Formation transactions and relationship with Zurich Financial Services”.

We are also restricted from disposing of assets under the terms of our indenture relating to the $200 million principal amount of 7.125% Senior Notes due 2023.

Our inability to dispose of assets or enter new lines of business may render us less able to respond to changing market and competitive conditions, which could have a material adverse effect on our financial condition, results of operations or cash flows.

European Reinsurance Directive may disadvantage companies like us which are not established within the European Union

In June 2005, the European Parliament adopted a proposal for a directive (the “Directive”) on reinsurance for consideration. The Directive, when implemented, will establish the principles applicable to the operation of reinsurance business in a Member State and rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The Directive is based largely on solvency related concepts stipulated in the prior directive adopted by the European Union (the “EU”) for insurance companies. The Directive does not provide for any discrimination of non-EU based reinsurance companies. However, if the final implementation Directive should bring about such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, results of operations or cash flows.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third-party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to our initial public offering and the associated transactions described below in this offering memorandum as the “Formation Transactions”. As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a newly incorporated Swiss company.

The Formation Transactions consisted of the following principal steps:

•	The transfer to us of the “Zurich Re” reinsurance business now conducted by Converium AG, through a series of steps including:

o	Our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, (the “Quota Share Retrocession Agreement”);

o	The establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services (the “Funds Withheld Asset”), on which we will be paid investment returns by the Zurich Financial Services units;

o	The transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities;

•	The acquisition of the Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.63% interest in ZRK, which was renamed Converium Rückversicherung (Deutschland) AG. Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003;

•	The acquisition of the North American reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to CHNA Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, CHNA assumed $200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed CRNA;

•	The sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in our initial public offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares; and

•	After our initial public offering, Converium AG used cash transferred to us by Zurich Financial Services to acquire from subsidiaries of Zurich Financial Services approximately $140 million of residential and commercial rental properties located in Switzerland.

As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium. The assets transferred to us included:

•	The shareholders’ equity of the legal entities comprising our operating businesses;

•	The operating assets of the Zurich reinsurance business; and

•	The balance of the assets transferred to us consisted of investments and cash, of which approximately $140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services

For a description of the agreements and transactions involved in the Formation Transactions and our divestiture from Zurich Financial Services, including certain ongoing contractual arrangements with Zurich Financial Services, see “Item 10. — Additional Information — C. Material Contracts”.

For description of our capital raising activities that occurred in October 2004, see “Item 10. — Additional Information — B. Memorandum and Articles of Incorporation”.

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

Converium Insurance (UK) Ltd is an insurance company that incorporated for unlimited duration in the United Kingdom on November 11, 2002. It holds a license as an insurer from the United Kingdom Financial Services Authority dated May 27, 2003. Converium Insurance (UK) Ltd engages in issuing insurance policies in conjunction with selected cases, currently comprising of our business relating to GAUM, MDU and SATEC. It has authorized share capital of GBP 60,000,000 divided into 60,000,000 shares with a par value of GBP 1 per share, all of which are owned by Converium Holdings (UK) Ltd.

Converium PCC Ltd, Guernsey, is a company incorporated for an unlimited time in Guernsey/United Kingdom on October 31, 2000, which was set up in conjunction with the Formation Transactions of the IPO. The company holds a reinsurance license from the Guernsey Financial Services Commission dated October 12, 2001,and its purpose is to facilitate the intra-group reinsurance between certain branch offices of Converium AG and the parent.

In 2004 we formed Converium Finance (Bermuda) Ltd, as well as Converium IP Management Ltd, both of which were incorporated in Bermuda on December 17, 2004. As part of the formation process, Converium Holding AG has contributed the rights to commercially exploit the Converium brand to Converium Finance (Bermuda) Ltd, which in turn has entered into a license agreement with Converium IP Management Ltd allowing the latter to commercially exploit the Converium brand with respect to our operating insurance respectively, reinsurance branch offices and subsidiaries. We implemented this corporate change mainly to comply with relevant tax rules applicable to holding companies in the Canton of Zug, Switzerland in order to protect the current tax status of Converium Holding AG as a holding company.

B. BUSINESS OVERVIEW

Overview

We are an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance mainly in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

We offer a broad range of mostly traditional non-life and life reinsurance solutions to help our target clients to efficiently manage capital and risks. In non-life reinsurance, our lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In 2004, 49% of our gross premiums written were written through intermediaries and 51% were written on a direct basis.

During 2004, our business was organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance; which are based principally on lines of business. The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT. We believe that this structure provides a higher degree of transparency, accountability and management control. Unless otherwise stated, the information presented in this Annual Report on Form 20-F is presented on the basis of these business segments as organized during 2004.

In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business will be organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business. Unless otherwise stated, the information included in this Annual Report on Form 20-F is presented in on the basis of the three business segments organized during 2004 and the Run-Off segment is included within these three segments as appropriate. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions.

There are types of business which we historically participated in that we will no longer be able to write or will write at a significantly reduced level due to the placement of our US operations into run-off. We have discontinued the writing of reinsurance from offices located in North America. However, we will offer reinsurance for attractive US originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich.

Our Strategy

Early in 2004 Converium adopted a comprehensive corporate strategy intended to build on its accomplishments since the Company was formed in 2001. Later in the year the Global Executive Committee adjusted the business model in response to developments which led to the decision to cease underwriting in North America, and in response to the subsequent downgrading by Standard & Poor’s and A.M. Best Company of Converium AG’s insurer financial strength rating to “BBB+” and “B++”, respectively.

Certain key elements of Converium’s post-IPO strategy have remained both profitable and tactically sound. Business underwritten outside the United States, since the IPO, has met or exceeded financial targets based on current estimates. Converium continued to attract business in targeted lines and regions during the January 1, 2005 renewal period. This success underlines market appetite for a mid-sized, independent reinsurer, and justifies shareholders’ decision at the Extraordinary General Meeting in late September 2004 to support Converium as a stand-alone entity delivering consistency and continuity under its existing business model. Current strengths arising from recent strategic positioning and development include the decision to continue to build direct client relationships in Continental Europe and elsewhere. In general, such relationships have proven more enduring than broker channels in the current business environment. In the specific case of Converium’s contract renewals for January 1, 2005, the greatest business continuity achievements were made among clients with whom Converium has direct personal relationships at all levels, with or without the involvement of intermediaries. In addition, the strategic diversification of Converium’s income streams has created a more robust organization by gaining access to business at its source. These steps include the development of strategic partnerships such as that with the Medical Defence Union (“MDU”) in the United Kingdom, participation in GAUM, and the formation of Converium’s corporate name at Lloyd’s to support clients operating in that market by providing capital to them directly. Other successful strategic initiatives include expansion in the Asia-Pacific region, and refocusing and expanding of Converium’s Life & Health Reinsurance segment in Europe. Strategic decisions to increase activity supported by knowledge-based underwriting in certain specialty lines markets and to maintain a thoroughly technical and profitability focused approach to all aspects of Converium’s business have also contributed to the Company’s resilience.

Looking ahead

Despite the strength of Converium’s strategic business model, changes lie ahead. The Company will continue to adjust its client base to concentrate on partnership-focused professional reinsurance buyers within client segments dependent on reinsurance. This move is supported by Converium’s value proposition, built around comprehensive client services such as underwriting support and financial and natural-hazard modeling. Geographically, Converium now focuses its local presence and underwriting on clients located in Europe, Asia-Pacific, and Latin America. The Company will continue to serve North American customers selectively from Zurich, following the decision to place CRNA into an orderly run-off, which will be accompanied by an active commutation strategy. A restructuring process is now underway to ensure that Converium’s physical presence matches its strategic outlook. Converium will continue to serve and develop clients that will benefit from its strong capitalization following the 2004 rights offering. Converium’s existing targeting of strategic partnerships will continue, especially for rating-sensitive specialty lines underwriting. Although 2004 was a challenging year for Converium, the validity of its incumbent strategic path outside the United States has been clearly endorsed. Converium’s business model will be further enhanced in 2005, with a clear line-of-business and geographical focus, an emphasis on expertise and service, and a rigorous technical approach.

Our vision

We aim to be a core competitor in the international reinsurance industry, contributing to the evolution of the sector with forward-thinking and innovative solutions that enable our clients to efficiently manage their risk. We aspire to be recognized as an agile, credible and interactive organization that provides a model to a new generation of reinsurers.

Our mission

We are an international multi-line reinsurer that satisfies our clients’ business needs by excelling at analyzing, assuming and managing risks. In an ethical and responsible manner we aspire to provide:

•	sustainable value growth for our shareholders;

•	excellent service for our customers and intermediaries;

•	a fulfilling work environment for our employees; and

•	a spirit of shared responsibility within our community.

Our core business

Our core business is to analyze, assume and manage portfolios of insurance risks, and to invest our assets so that they support the insurance risks we assume. Our strategy for each of our business segments is as follows:

Standard Property & Casualty Reinsurance

The Standard Property & Casualty Reinsurance segment is comprised of the General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers) and Property lines of business. The Standard Property & Casualty Reinsurance segment’s strategy is to continue as a stand-alone, multi-line competitor in the international reinsurance marketplace. The strategy was redefined following the latest rating agencies’ downgrading in the second half of 2004 and now focuses on partnership-oriented professional reinsurance buyers in the markets Europe, Latin America, Asia and Australia. Our long-term client relationships are based on our capabilities, e.g. natural hazard expertise, financial modeling capabilities, structuring advice and claims and underwriting audits, contributing to earnings and cash flows. We remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Specialty Lines

The Specialty Lines segment includes the Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Specialty Liability and Workers’ Compensation lines of business. The Specialty Lines segment’s strategy is to develop specialty businesses in which Converium can position itself as a market leader and effectively leverage its intellectual assets in risk analysis, structuring, product design and risk modeling. We focus on specialty businesses because we believe that Converium possesses superior underwriting and structuring capabilities in certain areas, which is both a key driver of profitability as well as an effective barrier to entry in certain business lines.

Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, strategic partnerships or participations in entities that enjoy a unique position, such as strong control over the origination of their business, which prevent them from having to compete in annual insurance or reinsurance auctions. Examples of the approach by which we seek to develop preferred access to these businesses are our strategic partnership with MDU in the U.K., our participation in GAUM and our shares in its pools and our participation in SATEC and our share in its pool, as well as many strong relationships with specialized mono-line insurers.

Also, Converium Underwriting Ltd, a Lloyd’s Corporate Member, has successfully provided third-party capacity to certain specialist Lloyd’s syndicates.

Some specialty lines are subject to cyclical pricing fluctuations. Converium remains committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Life & Health Reinsurance

The Life & Health Reinsurance segment comprises the Life and Disability and Accident and Health lines of business. The Life & Health Reinsurance segment’s strategy is to increase the stability of Converium’s income. Traditional life reinsurance has a low correlation to property and casualty risks and can therefore improve our risk diversification. Our Life & Health Reinsurance segment will continue to grow its activities in its existing key markets, which are Germany, Italy and France; markets with significant potential for future opportunities for us include Switzerland, Austria, Denmark, Poland and the Czech Republic.

The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT.

Guiding principles for our business

We have established the following guiding principles for the development of our business:

•	Our lead objective is to maximize economic value. The metrics we use to measure this are net after-tax operating income and “performance excess”. “Performance excess” is the measure we use to implement economic value-based management at Converium and is the key metric for measuring expected and actual underwriting performance. “Performance excess” represents the economic value added attached to all reinsurance contracts in our portfolio and takes into account all expected benefits and costs emanating from a contract or group of contracts, including expected premiums, expected losses and all other internal and external costs including taxes and the costs of the allocated risk-based capital. Hence, “performance excess” equals the expected net present value created for shareholders, in excess of the cost of capital;

•	To optimize our overall risk profile, we balance and diversify our by line of business, by region and by duration;

•	All contracts we underwrite should be profitable in expectation; that is, a “performance excess” target of at least equal to zero. For every individual client relationship, the “performance excess” must be greater than or equal to zero in expectation, at every renewal;

•	We seek to grow our relationships with our target clients, but sustainable profitability is a prerequisite; and

•	Assumed retrocession, financial guarantees, underwriting authorities for assumed reinsurance and fronting are outside of our strategic scope.

In addition, we have established the following guiding principles to manage our business:

Cycle management. We have a systematic approach to the allocation of capital and resources to those lines of business and markets that meet our profitability standards, and to withdraw from businesses that do not meet our performance thresholds. Historically, the reinsurance cycles in different lines of business and markets have not moved simultaneously. Our strong international franchise and our distribution and servicing platform provide broad access to an international reinsurance market, and enable the flexible allocation of resources to those lines of business or markets in which profitability prospects are most favorable at any point in time. Our well established relationships with clients and intermediaries, as well as our transparent pricing approach, allow us to manage the cycle by moving in and out of lines of business or markets without putting long-term business relationships at risk.

Risk management. We continue to maintain, develop and implement an enterprise risk management culture, including underwriting, pricing, reserving, asset & liability management and operational risk management, by balancing upside potential and downside risk, based on appropriate capital allocation and relevant risk migration measures.

Operational efficiency. We manage our expense base effectively through continuous analysis of business processes and operational structures, with a view to enhancing business integration and achieving synergies and efficiencies.

Retention management. We manage our gross and net risk positions on a legal entity basis and on a group-wide basis, through global risk pooling and the limited use of retrocession.

Investment policy. We allocate capital primarily to support underwriting risks with the aim of optimizing the after-tax risk-return characteristics of our investment portfolio. Our asset allocation focuses on core portfolios of high-quality bonds and equities, generally managed passively. Further diversification is achieved through complementary portfolios in other asset classes, such as real estate, credit portfolios and non-traditional or alternative investments; these portfolios are generally actively managed. The acquisition of minority stakes in insurance or reinsurance companies remains outside of our strategic scope.

Capital management. We are committed to strengthening our capitalization in order to ensure that clients, intermediaries and rating agencies regard us as a credible reinsurer for short-, medium- and long-tail business. At the same time, we remain committed to returning capital to shareholders if such capital cannot be fully deployed to support reinsurance underwriting at adequate returns and it does not jeopardize the perception of our financial strength.

Our business

We are an international professional reinsurer, which offers a broad range of non-life and life reinsurance to help our clients manage capital and risk. Our principal lines of non-life reinsurance include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. The principal life reinsurance products are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, London, Milan, Paris, Singapore and Sydney, as well as marketing offices in Buenos Aires, Kuala Lumpur, London, Mexico City (to be closed in 2006), Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut. We have a sub-holding company in London and finance subsidiaries in Luxembourg and Bermuda, an IP company in Bermuda (to be transferred to Zug, Switzerland in 2005) and a licensed reinsurance company, Guernsey, facilitating intra-group reinsurance within Converium.

During 2004 our business was organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance; which are based principally on lines of business. The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT. We believe that this structure provides a higher degree of transparency, accountability and management control. See “Item 4. — Information on the Company — B. Business Overview” for discussion regarding the reorganization of our segment structure in the first quarter of 2005.

The table below presents, by segment, the distribution of our premiums written and (loss) income for the year ended December 31, 2004. For additional information regarding the results of our operating segments, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results” and the Schedule of Segment Data on pages F-7 and F-8 of the financial statements. As a result of the ratings downgrades and the run-off of our North American business, we expect a significant decline in the amount of premiums as well as significant shifts in the geographic and line of business distributions of premiums that we write going forward as compared to our historical performance.

	Year Ended December 31, 2004
					Segment
					(loss)
	Gross premiums written		Net premiums written		income
	$ millions	% of total	$ millions	% of total	$ millions

Business Segment:
Standard Property & Casualty Reinsurance	$1,617.6	42.1%	$1,455.0	40.9%	$(12.5)
Specialty Lines	1,777.3	46.3	1,658.1	46.7	(245.2)
Life & Health Reinsurance	446.0	11.6	439.9	12.4	15.4
Corporate Center	—	—	—	—	(38.0)

Total	$3,840.9	100.0%	$3,553.0	100.0%	(280.3)

Other loss					(2.6)
Interest expense					(33.1)
Impairment of goodwill					(94.0)
Amortization of goodwill					(9.9)
Restructuring costs					(2.7)
Income tax expense					(338.2)

Net loss					$(760.8)

The table below presents the geographic distribution of our gross premiums written for the years ended December 31, 2004, 2003 and 2002, based on the location of the ceding companies.

	Year Ended December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
United Kingdom*	$1,005.9	26.2%	$1,083.0	25.6%	$910.4	25.8%
Germany	389.6	10.1	286.9	6.8	176.1	5.0
France	158.2	4.1	160.5	3.8	106.9	3.0

	Year Ended December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Italy	162.2	4.2	131.2	3.1	84.0	2.4
Rest of Europe	379.9	9.9	338.8	8.0	224.0	6.3
Far East	238.5	6.2	266.4	6.3	191.9	5.4
Near and Middle East	124.3	3.2	134.3	3.2	124.3	3.5
North America	1,252.3	32.7	1,671.1	39.6	1,553.2	43.9
Latin America	130.0	3.4	151.7	3.6	165.0	4.7

Total	$3,840.9	100.0%	$4,223.9	100.0%	$3,535.8	100.0%

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyds’ syndicates for such lines of business as Aviation and Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk

The table below presents the distribution of our net premiums written by line of business for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Standard Property & Casualty Reinsurance
General Third Party Liability	$361.4	10.2%	$335.0	8.8%	$337.7	10.2%
Motor	484.8	13.6	488.5	12.8	453.5	13.7
Personal Accident (assumed from non-life insurers)	27.1	0.8	35.1	0.9	35.0	1.1
Property	581.7	16.4	787.0	20.5	626.0	18.7

Total Standard Property & Casualty Reinsurance	1,455.0	41.0	1,645.6	43.0	1,452.2	43.7

Specialty Lines
Agribusiness	126.9	3.5	90.0	2.4	22.0	0.7
Aviation & Space	404.5	11.4	341.8	8.9	365.3	11.0
Credit & Surety	171.1	4.8	236.0	6.2	200.1	6.0
Engineering	111.9	3.1	139.9	3.7	116.1	3.5
Marine & Energy	86.2	2.4	95.3	2.5	94.3	2.8
Professional Liability and other Special Liability	531.7	15.0	598.0	15.5	536.9	16.2
Workers’ Compensation	225.8	6.4	310.9	8.1	220.6	6.6

Total Specialty Lines	1,658.1	46.6	1,811.9	47.3	1,555.3	46.8

Total non-life reinsurance	3,113.1	87.6	3,457.5	90.3	3,007.5	90.5

Life & Health Reinsurance
Life and Disability	243.4	6.9	162.1	4.2	154.7	4.7
Accident and Health	196.5	5.5	207.4	5.5	160.0	4.8

Total Life & Health Reinsurance	439.9	12.4	369.5	9.7	314.7	9.5

Total	$3,553.0	100.0%	$3,827.0	100.0%	$3,322.2	100.0%

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

Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company’s cost of generating the business being reinsured, which includes commissions, premium taxes, assessments and miscellaneous administrative expenses and a profit participation for originating the business, the amount of which is based on the claims experience. The ceding commission may also be affected by competitive factors. Premiums that the ceding company pays to a reinsurer for non-proportional reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a direct proportion of the ceding company’s risk. The frequency of claims under a proportional reinsurance contract is usually greater than under a non-proportional contract, and therefore the claims experience with proportional reinsurance contracts is generally more predictable.

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

In 2004, $2.9 billion or approximately 75.2% of our gross premiums written were written on a proportional treaty basis, $0.6 billion or approximately 15.5% of our gross premiums written were written on a non-proportional basis, and $0.4 million or approximately 9.3% of our net premiums written were written on a structured/finite basis.

The table below presents the distribution of our gross premiums written by type of reinsurance for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Proportional	$2,888.7	75.2%	$2,609.6	61.8%	$2,107.2	59.6%
Non-proportional	596.9	15.5	1,155.5	27.3	925.2	26.2
Structured/finite	355.3	9.3	458.8	10.9	503.4	14.2

Total	$3,840.9	100.0%	$4,223.9	100.0%	$3,535.8	100.0%

Proportional and Non-proportional

We offer traditional reinsurance products on both a proportional and non-proportional basis in all our lines of business. Our non-proportional business includes Property, Motor, Aviation & Space and Professional Liability and other Special Liability lines, to complement our established market position in non-proportional liability. The growth in our proportional business has been mainly due to an increase in proportional Property, Aviation & Space and Motor as well as opportunities in proportional Agribusiness. In 2004, we saw increased premium writings from proportional business, especially in General Third Party Liability and Professional Liability and other Special Liability.

We believe that clients and brokers actively seek our input in the evaluation and structuring of businesses with unique or difficult risk characteristics. We believe this is a result of our innovative approach, organizational resources and financial strength. We have developed integrated teams of professionals with significant treaty and individual risk, or facultative, expertise which support the professionals we have in our branch network. We offer facultative products to a limited extent and only to a selected number of clients on a proportional and non-proportional basis. We deploy our international specialty lines experts and local specialists to design solutions to address our clients’ risk management needs.

Structured/finite

Structured/finite reinsurance solutions are marketed by our Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments. Our structured/finite specialists focus on providing clients with innovative financial solutions for their risk management and other financial needs, primarily through reinsurance products. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs.

We believe that to succeed in providing our clients with the solutions they need, we must take a comprehensive, iterative approach in our analysis. To accomplish this goal, we deploy teams that include underwriting, tax, accounting, actuarial and banking experts who can effectively address all aspects of the solution composed of internal and external resources. We believe this multi-disciplinary approach provides an efficient way to address the respective issues.

Some structured/finite reinsurance markets are rating-sensitive, and due to our recent downgrades we expect written premium volume in this area to reduce significantly.

Non-Life Operations

Overview

We operate our non-life reinsurance business through our two non-life segments: Standard Property & Casualty Reinsurance and Specialty Lines. Our non-life operations had gross premiums written of $3,394.9 million for the year ended December 31, 2004, representing 88.4% of our total gross premiums written.

The following table sets forth our non-life reinsurance gross premiums written by type and line of business for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Proportional
General Third Party Liability	$341.5	13.8%	$217.9	9.7%	$194.5	11.0%
Motor	390.0	15.8	373.6	16.6	251.2	14.2
Personal Accident (assumed from non-life insurers)	21.4	0.9	27.3	1.2	31.9	1.8
Property	473.2	19.2	503.0	22.4	423.5	24.0
Agribusiness	113.1	4.6	83.6	3.7	3.5	0.2
Aviation & Space	446.4	18.1	417.7	18.6	310.8	17.6
Credit & Surety	203.8	8.3	181.8	8.1	133.7	7.6
Engineering	114.2	4.6	141.5	6.3	118.8	6.7
Marine & Energy	72.6	2.9	78.5	3.5	81.5	4.6
Professional Liability and other Special Liability	270.2	10.9	193.6	8.6	194.7	11.0
Workers’ Compensation	22.6	0.9	29.3	1.3	22.6	1.3

Total Proportional	$2,469.0	100.0%	$2,247.8	100.0%	$1,766.7	100.0%

Non-Proportional
General Third Party Liability	$5.4	0.9%	$137.9	12.6%	$136.0	15.0%
Motor	129.8	22.7	138.5	12.7	123.3	13.6
Personal Accident (assumed from non-life insurers)	5.7	1.0	7.7	0.7	3.1	0.3
Property	214.5	37.6	354.6	32.4	248.2	27.6
Agribusiness	6.8	1.2	14.9	1.4	18.5	2.0
Aviation & Space	30.0	5.3	67.8	6.2	97.4	10.7
Credit & Surety	17.4	3.0	39.9	3.7	35.6	3.9
Engineering	4.3	0.8	3.4	0.3	2.1	0.2
Marine & Energy	16.9	3.0	22.4	2.1	18.8	2.1
Professional Liability and other Special Liability	128.3	22.5	278.9	25.5	213.5	23.5
Workers’ Compensation	11.6	2.0	25.9	2.4	10.1	1.1

Total Non-Proportional	$570.7	100.0%	$1,091.9	100.0%	$906.6	100.0%

Structured/Finite
General Third Party Liability	$24.8	7.0%	$33.2	6.9%	$28.0	5.4%
Motor	—	—	—	—	100.2	19.3
Personal Accident (assumed from non-life insurers)	—	—	—	—	—	—
Property	11.1	3.1	1.6	0.3	2.5	0.5
Agribusiness	—	—	—	—	—	—
Aviation & Space	—	—	(0.2)	—	—	—
Credit & Surety	(33.7)	(9.5)	39.6	8.3	46.8	9.0
Engineering	—	—	—	—	—	—
Marine & Energy	—	—	—	—	—	—

	Year Ended December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Professional Liability and other Special Liability	164.1	46.2	149.7	31.3	160.0	30.8
Workers’ Compensation	188.9	53.2	253.8	53.2	181.8	35.0

Total Structured/Finite	$355.2	100.0%	$477.7	100.0%	$519.3	100.0%

Total
General Third Party Liability	$371.7	10.9%	$389.0	10.2%	$358.5	11.2%
Motor	519.8	15.3	512.1	13.4	474.7	14.9
Personal Accident (assumed from non-life insurers)	27.1	0.8	35.0	1.0	35.0	1.1
Property	698.8	20.6	859.2	22.5	674.2	21.1
Agribusiness	119.9	3.5	98.5	2.6	22.0	0.7
Aviation & Space	476.4	14.0	485.3	12.7	408.2	12.8
Credit & Surety	187.5	5.6	261.3	6.8	216.1	6.8
Engineering	118.5	3.5	144.9	3.8	120.9	3.8
Marine & Energy	89.5	2.6	100.9	2.6	100.3	3.1
Professional Liability and other Special Liability	562.6	16.6	622.2	16.3	568.2	17.8
Workers’ Compensation	223.1	6.6	309.0	8.1	214.5	6.7

Total	$3,394.9	100.0%	$3,817.4	100.0%	$3,192.6	100.0%

The table below presents the loss, underwriting expense and combined ratios of our non-life reinsurance business both by line of business and type of reinsurance for the years ended December 31, 2004, 2003 and 2002. This table represents an aggregation of line of business ratios for our two non-life segments. Subsequent tables present ratios for each non-life segment by line of business and type of reinsurance. Any prior underwriting year development (positive or negative) will affect the ratios of the calendar year in which the activity is recorded.

Loss, Expense and Combined Ratios
Year Ended December 31,

	2004			2003			2002
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
General Third Party Liability	99.2%	26.8%	126.0%	92.1%	22.1%	114.2%	109.4%	19.0%	128.4%
Motor	99.5	18.3	117.8	86.3	18.4	104.7	84.8	22.8	107.6
Personal Accident (assumed from non-life insurers)	64.9	25.2	90.1	68.9	23.1	92.0	69.4	18.1	87.5
Property	55.6	27.9	83.5	46.2	24.8	71.0	52.3	23.8	76.1
Agribusiness	79.6	9.4	89.0	87.0	8.6	95.6	100.9	4.8	105.7
Aviation & Space	53.7	23.9	77.6	44.3	15.4	59.7	69.9	13.0	82.9
Credit & Surety	64.6	27.7	92.3	59.8	30.2	90.0	64.8	28.8	93.6
Engineering	76.9	25.6	102.5	64.7	29.7	94.4	81.7	21.9	103.6
Marine & Energy	87.5	21.3	108.8	73.5	18.6	92.1	86.3	23.3	109.6
Professional Liability and other Special Liability	151.4	19.2	170.6	79.2	26.5	105.7	101.0	19.5	120.5
Workers’ Compensation	96.5	23.8	120.3	114.3	13.0	127.3	61.1	24.3	85.4
Proportional	78.0	26.1	104.1	65.0	25.1	90.1	75.7	24.3	100.0
Non-Proportional	141.5	13.8	155.3	84.3	13.1	97.4	80.8	15.6	96.4
Structured/Finite	97.6	15.7	113.3	74.4	27.4	101.8	82.5	19.2	101.7
Total	90.3	22.9	113.2	71.5	22.0	93.5	78.2	21.1	99.3

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of our 2004 consolidated financial statements.

For an explanation of significant loss activity, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results”.

Standard Property & Casualty Reinsurance

The Standard Property & Casualty Reinsurance segment’s strategy is to continue as a stand-alone, multi-line competitor in the international reinsurance marketplace. The strategy was redefined following the latest rating agencies’ downgrading in the second half of 2004 and now focuses on partnership-oriented professional reinsurance buyers in the markets Europe, Latin America, Asia and Australia. Our long-term client relationships are based on our capabilities, e.g. natural hazard expertise, financial modeling capabilities, structuring advice and claims and underwriting audits, contributing to earnings and cash flows. We remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

The lines of business of the Standard Property & Casualty Reinsurance segment are as follows:

General Third Party Liability

We provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third-party liability. We provide liability coverage on both a proportional and non-proportional basis.

Motor

Motor insurance can include coverage in three major areas — liability, physical damage and accident benefits, for all of which we provide reinsurance coverage. Liability insurance provides coverage payment for injuries and for property damage to third parties. Physical damage provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Accident benefits provide coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault.

Personal Accident (assumed from non-life insurers)

We provide accident coverages for various business lines, including personal accident and travel accident.

Property

We reinsure liability for physical damage caused by fire and allied perils such as explosion, lightning, storm, flood, earthquake and for costs of debris removal, as well as coverage of business interruption and loss of rent as a result of an insured loss. Other sub-lines of Property reinsurance include cover for hail, burglary, water damage and glass breakage.

The following table presents the distribution of net premiums written by our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004		2003		2002
	$		$		$
	millions	% of total	millions	% of total	millions	% of total
Standard Property & Casualty Reinsurance:
General Third Party Liability	$361.4	24.9%	$335.0	20.4%	$337.7	23.2%
Motor	484.8	33.3	488.5	29.7	453.5	31.2
Personal Accident (assumed from non-life insurers)	27.1	1.8	35.1	2.1	35.0	2.4
Property	581.7	40.0	787.0	47.8	626.0	43.2

Total Standard Property & Casualty Reinsurance	$1,455.0	100.0%	$1,645.6	100.0%	$1,452.2	100.0%

The following table presents the loss, underwriting expense and combined ratios of our Standard Property & Casualty Reinsurance segment by line of business and type of reinsurance for the years ended December 31, 2004, 2003 and 2002.

Loss, Expense and Combined Ratios
Year Ended December 31,

	2004			2003			2002
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
General Third Party Liability	99.2%	26.8%	126.0%	92.1%	22.1%	114.2%	109.4%	19.0%	128.4%

Motor	99.5	18.3	117.8	86.3	18.4	104.7	84.8	22.8	107.6

Personal Accident (assumed from non-life insurers)	64.9	25.2	90.1	68.9	23.1	92.0	69.4	18.1	87.5

Property	55.6	27.9	83.5	46.2	24.8	71.0	52.3	23.8	76.1

Proportional	74.2	26.8	101.0	55.7	26.0	81.7	77.9	27.7	105.6

Non-Proportional	97.8	11.8	109.6	85.8	13.7	99.5	76.8	10.6	87.4

Structured/Finite	162.7	30.1	192.8	188.2	40.2	228.4	64.0	29.9	93.9

Total Standard Property & Casualty Reinsurance	80.3	24.3	104.6	68.3	22.3	90.6	76.3	22.2	98.5

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of our 2004 consolidated financial statements.

For an explanation of significant loss activity, see “Item 5–Operating and Financial Review and Prospects – A. Operating Results”.

Specialty Lines

The Specialty Lines segment’s strategy is to develop specialty businesses in which Converium can position itself as a market leader and effectively leverage its intellectual assets in risk analysis, structuring, product design and risk modeling. We focus on specialty businesses because we believe that Converium possesses superior underwriting and structuring capabilities in certain areas, which is both a key driver of profitability as well as an effective barrier to entry in certain business lines. Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, strategic partnerships or participations in entities that enjoy a unique position, such as strong control over the origination of their business, which prevents them for having to compete in annual insurance or reinsurance auctions.

Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, strategic partnerships or participations in entities that enjoy a unique position, such as strong control over the origination of their business, which prevent them from having to compete in annual insurance or reinsurance auctions. Examples of the approach by which we seek to develop preferred access to these businesses are our strategic partnership with MDU in the U.K., our participation in GAUM and our shares in its pools and our participation in SATEC and our share in its pool, as well as many strong relationships with specialized mono-line insurers.

Also, Converium Underwriting Ltd, a Lloyd’s Corporate Member, has successfully provided third-party capacity to certain specialist Lloyd’s syndicates.

Some specialty lines are subject to cyclical pricing fluctuations. Converium remains committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Due to the long-tail nature of many of the specialty lines of business, the emergence of accounting profit (on the basis of US GAAP) occurs after a time lag. The high levels of carried reserves necessary for the specialty lines of business underwritten by the segment can be capital consumptive during periods of strong growth in premiums written and may pose a constraint on the amount of growth and the business mix of the segment.

The lines of business of the Specialty Lines segment are as follows:

Agribusiness

We provide covers for specific named perils, traditional crop hail and bundled risks. These covers can apply to almost any product in the food and fiber chain: commodity crops, specialty crops and animal crops.

Aviation & Space

We provide reinsurance of personal accident and liability risks and hull damage in connection with the operation of aircraft and coverage of satellites during launch and in orbit.

Credit & Surety

Our credit coverages provide reinsurance for financial losses sustained through the failure for commercial reasons of an insured’s customers to pay for goods or services supplied to them. Our surety business relates to the reinsurance of risks associated with performance bonds and other forms of sureties or guarantees issued to third parties for the fulfillment of contractual obligations.

Engineering

We write all lines of engineering risks including project risks (construction all risk and erection all risk) and annual covers such as for machinery and electronic equipment, as well as consequential loss resulting from both project and annual risk.

Marine & Energy

We provide reinsurance relating to the property and liability coverage of goods in transit (cargo insurance) and the means of their conveyance (hull insurance).

Professional Liability and other Special Liability

We offer specialized underwriting, actuarial and claims expertise for professional liability, including medical malpractice, directors and officers, architects and engineers, accountants and lawyers liability. We also provide errors and omissions reinsurance coverage for specialized and other lines of business.

Workers’ Compensation

Our products include reinsurance for statutory workers’ compensation programs, as well as individual risk excess workers’ compensation.

The following table presents the distribution of net premiums written by our Specialty Lines segment for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004		2003		2002
	$		$		$
	millions	% of total	millions	% of total	millions	% of total
Specialty Lines:
Agribusiness	$126.9	7.7%	$90.0	5.0%	$22.0	1.4%
Aviation & Space	404.5	24.4	341.8	18.8	365.3	23.4
Credit & Surety	171.1	10.3	236.0	13.0	200.1	12.9
Engineering	111.9	6.7	139.9	7.7	116.1	7.5
Marine & Energy	86.2	5.2	95.3	5.3	94.3	6.1
Professional Liability and other Special Liability	531.7	32.1	598.0	33.0	536.9	34.5
Workers’ Compensation	225.8	13.6	310.9	17.2	220.6	14.2

Total Specialty Lines	$1,658.1	100.0%	$1,811.9	100.0%	$1,555.3	100.0%

The following table presents the loss, underwriting expense and combined ratios of our Specialty Lines segment by line of business and type of reinsurance for the years ended December 31, 2004, 2003 and 2002.

Loss, Expense and Combined Ratios
Year Ended December 31,

	2004			2003			2002
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
Agribusiness	79.6%	9.4%	89.0%	87.0%	8.6%	95.6%	100.9%	4.8%	105.7%

Aviation & Space	53.7	23.9	77.6	44.3	15.4	59.7	69.9	13.0	82.9

Credit & Surety	64.6	27.7	92.3	59.8	30.2	90.0	64.8	28.8	93.6

Engineering	76.9	25.6	102.5	64.7	29.7	94.4	81.7	21.9	103.6

Marine & Energy	87.5	21.3	108.9	73.5	18.6	92.1	86.3	23.3	109.6

Professional Liability and other Special Liability	151.4	19.2	170.6	79.2	26.5	105.7	101.0	19.5	120.5

Workers’ Compensation	96.5	23.8	120.3	114.3	13.0	127.3	61.1	24.3	85.4

Proportional	82.5	25.3	107.8	75.6	24.1	99.7	73.5	20.9	94.4

Non-Proportional	192.0	16.2	208.2	82.3	12.4	94.7	86.7	22.9	109.6

Structured/Finite	91.4	14.3	105.7	62.5	26.0	88.5	89.4	15.2	104.6

Total Specialty Lines	99.4	21.7	121.1	74.6	21.6	96.2	80.0	20.0	100.0

(1)	The combined ratios presented in this table exclude administration expenses.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of our 2004 consolidated financial statements.

For an explanation of significant loss activity, see “Item 5–Operating and Financial Review and Prospects – A. Operating

Results”.

Life & Health Reinsurance

The Life & Health Reinsurance segment contains the following lines of business:

•	Life and Disability; and

•	Accident and Health.

We offer these lines of business on an international scale. We primarily conduct our Life and Disability reinsurance business from Cologne, Germany. We have implemented a strategy to substantially grow our life reinsurance business. In addition, we have established branch offices in Milan and Paris. We also utilize our non-life offices in many parts of the world to facilitate direct contacts with our Life & Health Reinsurance clients.

As a result of these initiatives, our Life and Disability and Accident and Health lines of business written from our European offices have grown significantly in recent years, with our net premiums written increasing from $196.0 million in 2001 to $321.8 million at the end of 2004.

Our primary goal is to write Life & Health Reinsurance business that generates an attractive expected return. Our strategy focuses on:

•	maintaining underwriting discipline and pursuing business that is attractive on a risk-adjusted basis;

•	pursuing growth in markets we believe offer attractive opportunities, such as Germany, Italy, France and the Middle East;

•	maintaining a low expense ratio;

•	selectively providing services in certain target markets to build loyalty and attract premiums;

•	providing structured/finite solutions; and

•	leveraging our capital markets expertise which, among other things, provides us with additional capacity to write business.

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

In addition to the growth in our life insurance markets described above, we believe that the following factors will also contribute to increased demand for life reinsurance:

•	demutualizations of life insurance companies;

•	the increasing importance of non-traditional and more sophisticated life products;

•	aging of the population;

•	privatization of benefits that used to be provided by governments;

•	deregulation and increased competition among primary insurance companies from new entrants, such as banks and other financial services companies; and

•	the increasing need for products that reduce the volatility of earnings following the increasing adoption of international accounting standards in many of the markets we serve.

We also believe that our health business will positively contribute to the overall profitability of this segment. We intend to carefully apply our cycle management approach and monitor the market development in this area to be able to recognize early indications of turning market conditions.

Competition

The reinsurance business is competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with other reinsurers based on many factors, primarily:

•	financial strength;

•	expertise, reputation, experience and qualifications of employees;

•	local presence;

•	client relationships;

•	products and services offered;

•	premium levels; and

•	contract terms and conditions.

As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:

•	Munich Reinsurance Company;

•	Swiss Reinsurance Company;

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.;

•	Employers Reinsurance Corporation, a subsidiary of General Electric Company;

•	Hannover Re Group, which is majority-owned by the mutual insurance group HDI Haftpflichtverband der Deutschen Industrie;

•	Lloyd’s syndicates active in the London market;

•	companies active in the Bermuda Market, including the PartnerRe Group, XL Capital Ltd. and RenaissanceRe Holdings Ltd.;

•	Everest Reinsurance Company;

•	Transatlantic Reinsurance Company; and

•	SCOR.

Non-life underwriting, pricing/structuring and accumulation control

We regard underwriting and pricing as core skills. Underwriting is the process by which we identify desirable clients and lines of business, cultivate profitable opportunities and assess and manage our exposure, claims settlement and reserving risk for any particular exposure. In our view, underwriting requires a deep understanding of the client, their business and the market in which the client operates. In evaluating business opportunities, we rely heavily on a collaborative underwriting process that emphasizes communication and information sharing among our underwriting, actuarial/modeling, claims, legal and finance personnel. We bring together all of those disciplines to properly understand, assess, price and execute policies in a manner appropriate to the nature of the risk.

Our underwriters coordinate to access our expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that help us assess our risk exposures. In an effort to better serve our reinsurance clients, we combine our underwriters and actuaries in client management teams. Specifically, we have access to significant internal actuarial expertise, which we deploy to assess pricing adequacy and to develop associated capital allocation approaches and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These specialists and actuaries are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.

In developing underwriting guidelines, we assess market conditions, quality of risks, past experience and expectations about future exposure. Where appropriate, we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong financial capitalization under normal circumstances and an adequate capitalization after a significant loss.

During the underwriting process, we carefully seek to ensure that we employ coherent and consistent structures, pricing and wording such that all of our contracts and commitments are in line with our underwriting guidelines. Compliance with these rules is regularly reviewed by our senior management, who may effect adjustments as deemed appropriate. For non-standard transactions, our legal staff is involved both in transaction structuring and contract wording throughout the process.

Additionally, during the underwriting process, we assess and seek to control the amount and concentration of risk underwritten for various areas by analyzing aggregates and accumulation by region, peril or line of business, such as property catastrophe, aviation, marine, Agribusiness and Credit & Surety. We normally use proprietary as well as commercially available tools to monitor our accumulations and relate them to our overall risk appetite. Aggregates are revised regularly and adapted in line with our current strategy and risk-bearing willingness and ability, and transformed into rules and parameters for underwriting decisions.

We are committed to underwriting for profit. In pricing, we are committed to price to an after-tax target return of 950 basis points above the local risk-free rate over the cycle. Meeting this target requires a constant management of the underwriting cycle including the avoidance of under-priced business.

We allocate capital to transactions based on how they contribute to our portfolio’s 1-in-100 year or worse losses. Business aggregating with existing treaties (that is, treaties that do not diversify well within our existing portfolio) are allocated a disproportionately larger amount of capital than treaties that diversify well. Similarly, larger treaties are allocated a disproportionately larger amount of capital than smaller treaties. This capital approach helps the portfolio become more diverse and optimizes the treaty mix.

In pricing business, we analyze various aspects of a prospective non-life reinsured’s business including, but not limited to, historical and projected loss and exposure data, expected future loss costs, historical and projected premium rate changes, financial stability and history, classes and nature of underlying business and policy forms, changes in the underlying risk exposure over time, underwriting and claims guidelines, aggregation of loss potential (between contracts), the dependence of risk factors relevant to the proposed policy with those relevant to the rest of our portfolio, existing reinsurance programs (including potential uncollectible reinsurance) and the quality and experience of management.

Our core pricing approach is to estimate the underlying frequency and severity of distributions, adjusted for trends, so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows, we estimate premium collection and loss payout patterns. Taking into account the transaction structure, we then create an aggregate probability distribution of the profit function of the contract that reflects risk-free investment income generated by the cash flows, commissions, brokerage, internal expenses and taxes. We estimate the risk capital by analyzing the treaty’s dependency on the current and future planned portfolio. Key factors that we utilize in the calculation of risk capital are the loss profile of the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. From this, the performance of the deal, or Performance Excess, is then computed as the profitability of the deal less the cost of capital.

We also consider other items in our pricing analysis such as client and line of business desirability and associated business opportunities. Whenever necessary, we develop or enhance additional tools to assess non-traditional or unusual structures. For specialized lines, such as Aviation, Agribusiness and Credit & Surety, we have developed and continue to enhance pricing models based on risk factors specific to those lines of business. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client-focused teams, allows us to quantify the potential financial impact of these measurable risks.

Our models give us the capability to easily and quickly analyze a contract under numerous structures. This in turn allows us the flexibility to be creative, innovative and responsive in seeking to create a structure that satisfies our profit goals and risk appetite while simultaneously satisfying our clients’ objectives. Our modeling expertise and development of very efficient computational algorithms and simulations enable us to price different structures promptly. We are able to access our pricing system and databases online and from anywhere around the world.

In order to fully realize the value of this ability, we seek to gain a deep and thorough understanding of the subject business being covered. For most of our business, including all large and complex contracts, actuaries and other technical experts are part of the transaction team. They visit the client, build the models and, jointly with the underwriters, price and structure the transaction. For the remainder of our business, internal actuaries or other experts including engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians provide the analytic tools for the underwriters’ use.

In order to provide maximum feedback to our underwriting teams, we have developed management information systems that track the profitability of each contract from the time it is written until the last dollar is paid. We compare ultimate loss ratios with our original expectations and use this information to populate our databases. We utilize this information to analyze the relationships between historic profitability and such variables as size of contract, production source, structure of transaction and size of client.

Non-life claims management

Individual claims reported to our non-life operating units are monitored and managed by the claims department at each unit depending on their respective thresholds. At this level, claims administration includes reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Authority for payment and establishing reserves is always established in levels, depending upon rank and experience in the company.

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

We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims department provides feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

Our non-life operating units work together to coordinate issues in a cooperative effort involving claims services, actuarial, risk modeling and underwriting functions. For example, our Claims Services personnel help coordinate the reserving and risk assessment functions across our organization.

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

We generally do not assume 100% of a life reinsurance risk and require the ceding company to retain at least 20% of every reinsured risk. We regularly update our underwriting policies, procedures and standards to take into account changing industry conditions, market developments and changes in medical technology. We also endeavor to ensure that the underwriting standards and procedures of our ceding client entities are compatible with ours. To this end, we conduct periodic reviews of our ceding companies’ underwriting and claims procedures.

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

For our life reinsurance business, the interaction between our actuaries and underwriters is very close, as most of our underwriters are also mathematicians. We use commercial as well as proprietary tools to assess the profitability of the business. Our life underwriting seeks to ensure that our expected stream of distributable profits will earn an adequate risk-adjusted return. Our analysis also includes sensitivity measures to control the risk exposure of our life portfolio.

Catastrophe risk management and protection

Natural peril and man-made catastrophe risk management is an essential part of our overall corporate risk management plan. To help us measure and monitor our exposure to natural catastrophic events, we have established a Global Catastrophe Group comprised of senior management members with underwriting, actuarial, risk management and other specialized expertise. This group meets on a quarterly basis to review relevant aspects of our catastrophe underwriting and risk management.

An integral part of our Global Catastrophe Group is our Natural Hazards Team, located in Zurich. This specialized team is responsible for modeling our global catastrophe exposure, and provides support to underwriters and pricing actuaries in our offices around the world. Natural Hazards Team members are integrated with our actuarial and risk modeling staff. We believe that centralizing key catastrophe risk functions in our Natural Hazards Team helps produce a consistent catastrophe exposure analysis across our international operations. For example, our catastrophe risk specialists design, maintain and support state-of-the-art risk modeling software to which our underwriters have direct access.

In addition, we have adopted a central monitoring system (the Global Cat Data Platform), which helps us to manage our worldwide accumulations of catastrophe risk by peril and region. In our analyses we focus on key zones where we face a geographic concentration or peak exposures, such as European windstorm risk. This centralized analysis is essential for an international reinsurer such as Converium, since we may write business for the same peril or region from more than one of our worldwide offices. Also, we endeavor to monitor clash potential, both from lines other than property catastrophe as well as between certain perils and regions.

A major component of our natural catastrophe risk management approach is to employ global portfolio optimization and geographic diversification. By utilizing careful risk selection, pricing and modeling of portfolio additions, we seek to diversify our exposures while optimizing available capacity and maximizing our expected return on equity. This approach helps us to fully capitalize on the natural catastrophe reinsurance premiums our balance sheet supports, while reducing the expected net impact of catastrophe losses. We believe this strategy leaves us well positioned to write additional business during periods of improving market conditions.

The principal goals of our natural hazard risk management procedures include:

•	Measuring, monitoring and managing natural hazard exposures: For measuring natural hazard exposures, we use specially developed software and techniques. For example, we use third-party models developed by specialized consultants to assist with catastrophe underwriting and accumulation control. We also compare models for certain perils or regions where our models indicate higher variability. In addition, we have developed fully proprietary probability-based monitoring tools to enhance the utility of our models.

Our central monitoring system models loss potentials for storm and earthquake scenarios to help us measure our accumulation of risk by type of peril and geographic region. We continuously perform accumulation analyses during renewal season. We believe that this centralized review helps us monitor and manage our natural catastrophe loss potential and to take remedial action if there is a risk that our accumulations will reach levels that are not acceptable under our guidelines. In addition, our monitoring system serves as the basis for structuring our own reinsurance protection.

•	Assisting with optimal capacity utilization: We use return on risk based capital considerations to help us to optimize expected profits from our catastrophe portfolio and to seek to improve its performance. We do this by dynamically adjusting capacity allocation during renewal periods as business is written, thereby optimizing our worldwide capacity and exploiting our diversification potential. We also review pricing levels in several markets prior to renewal, in order to incorporate this information in our business strategy.

•	Supporting clients in all elements of natural hazards risk management: The expertise developed by our catastrophe risk specialists in understanding and managing catastrophe risk allows us to assist our clients in assessing their own loss potential and in designing efficient risk transfer mechanisms. Further, we utilize our expertise to influence property catastrophe exposure reporting in the industry. For example, we made a significant contribution to the enhancement of the market standard for the exchange of exposure data between primary and reinsurance companies, thereby assisting market participants to adopt common reporting and better understand their natural catastrophe exposures. We believe that the use of data standards will improve data quality, enable more accurate risk assessment and reduce costs.

•	Following post-disaster loss developments: Our catastrophe risk specialists produce estimates of our expected losses promptly after a catastrophe event. This rapid review helps us assess our liquidity needs and determine whether we need to take any remedial action.

Historically, a majority of the natural catastrophe reinsurance we have written relates to exposures within the United States, Europe and Japan. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as US hurricane, US earthquake, European windstorm and Japanese earthquake events. Our estimated potential losses, on a probable maximum loss basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of $500 million for a 250-year return period loss.

We use retrocessional reinsurance protection to assist our efforts to ensure that our risk tolerance is not exceeded on a per event or aggregate basis. We actively seek to combine traditional reinsurance protection with capital market solutions, in order to diversify our sources of risk bearing capital. We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. The key business reasons for using a capital markets-based solution rather than traditional reinsurance are as follows:

•	the lack of availability of high credit quality reinsurance protection at competitive prices for California earthquakes, US hurricanes and European windstorms;

•	to achieve protection at stable prices for a multi-year period;

•	to obtain better post-event liquidity relief compared to traditional retrocessionaires’ practices and the respective counterparty credit risks on recoveries; and

•	to diversify sources of risk bearing capacity from more traditional reinsurance products.

In 2004, we had the benefit of reinsurance protections on a worldwide basis in excess of $100 million and up to $250 million for any natural catastrophe affecting our property portfolio. These protections included both traditional reinsurance as well as the catastrophe protection described more fully below. In addition, we purchased cover for natural catastrophes affecting our non-US property portfolio in excess of $25 million, once an annual aggregate deductible of $50 million has been exhausted, with cover up to $100 million. The majority of this coverage was placed with companies with AAA financial strength ratings.

In addition, in June 2004, we entered into a transaction with Helix 04 Ltd (“Helix 04”), a dedicated Bermuda special purpose exempted company that ultimately provides us with specific high limit catastrophe protection. Helix 04’s business consists solely of issuing five-year catastrophe securities; Helix 04 entered into a counterparty contract with us whereby Helix 04 will make payments to us from its funds to cover defined catastrophic losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes, paid quarterly, less any loss payments made to us. The Helix 04 transaction replaced the Trinom transaction that we had in place since 2001. See Note 11 to our 2004 consolidated financial statements for additional information on Helix.

The coverage we have obtained from the Helix 04 transaction is expected to reduce our net retained loss for large catastrophe events. Payments from Helix 04 to us are based on modeled losses on a notional portfolio. Perils covered by the Helix 04 transaction and the Catastrophe agreement include only US and Japanese earthquake, North Atlantic hurricane and European windstorm losses that occur before June 23, 2009. Helix 04 provides a second event protection. The first event is defined as any event in one of the four defined peril regions whose modeled loss for the notional portfolio exceeds $150 million. After this first event, we are covered for any event in the four above mentioned peril regions whose modeled loss for the notional portfolio exceeds $175 million. The amount of coverage is $100 million.

We estimate our gross loss for each of the 2004 hurricanes to be less than the Helix 04 activation threshold of $150 million for each such event and therefore we will not file a trigger event request in respect of these losses.

Unlike traditional reinsurance, the Helix 04 transaction is fully collateralized to eliminate any counterparty credit risk on recoveries. Helix 04 provides a second event protection over a five-year horizon, securing a fixed-price capacity, which cannot be impaired by a severe first industry event. Due to the nature of the transaction, we are exposed to modeling uncertainty, meaning that the modeled loss might deviate somewhat from the actual indemnity loss of the notional portfolio (basis risk).

The following table illustrates our catastrophe protections in place in 2004:

		Traditional Reinsurance	Helix
Catastrophic Event(1)	Gross Loss	Recovery(2)	Recovery(4)	Status

1st Catastrophic Event	$150 million to	$50 million to	N/A	Cover triggered
	$250 million	$150 million
2nd Catastrophic Event	$175 million to	$75 million to	$0 to	Cover in effect
	$275 million	$150 million(3)	$100 million(4)

(1)	A catastrophic event in a defined peril region.

(2)	On a worldwide basis in excess of $100 million.

(3)	Subject to a total recovery of $225 million over the term of the policy.

(4)	Recovery is based on modeled losses on a notional portfolio, not on actual losses.

Lastly, with respect to man-made catastrophes such as acts of terrorism, we have introduced an appropriate monitoring and accumulation approach. We utilize a matrix system to track for each contract the level of exclusion (absolute or partial, sub limit or other) and its level of exposure. This allows us to assess and estimate our current portfolio-wide terrorism aggregates by adding contract exposure and taking into account its level of exclusion. While our methodology is being further developed and refined, it enables appropriate monitoring of our current exposure.

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

The major types of retrocessional coverage we purchase include the following:

•	specific coverage for certain property, engineering, marine, aviation, satellite, motor and liability exposures;

•	catastrophe coverage for property business;

•	casualty clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence; and

•	aggregate stop-loss protections.

We have established a control procedure whereby our Chief Executive Officer and Chief Risk Officer, along with the other members of our senior executive team, review the business purpose for all reinsurance purchases. One or more members of our senior executive team, generally our Chief Risk Officer, approve all purchases before they are bound.

Prior to entering into a retrocessional agreement, we analyze the financial strength and rating of each retrocessionaire and the financial performance and rating status of all material retrocessionaires is thereafter monitored. In addition, as part of our evaluation before purchasing reinsurance we also consider the accounting implications of the particular transaction.

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004 and 2003, Converium held $559.4 million and $635.3 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

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

Allowances of $40.6 million and $35.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004 and 2003, respectively.

The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2004, based on 2004 ceded premiums written, and their respective Standard & Poor’s or A.M. Best financial strength ability rating.

	Retrocessionaire	Premium ceded		S&P/A.M. Best
Retrocessionaire	Group	in $ millions	% of total	Rating
National Indemnity Company (1)	Berkshire Hathaway Insurance Group	$41.1	14.3%	AAA/A++
Helvetia Patria Versicherungen (2)	Helvetia	27.2	9.5	BBBpi/NR
QBE Insurance & Reinsurance (Europe)	QBE Insurance Group	21.2	7.4	A+/A
Augsburger Ruck	Augsburger Ruck	17.0	5.9	NR
Interpolis Reinsurance Services Ltd.	Rabobank	16.1	5.6	NR
Manulife Europe	Manulife Europe	14.8	5.1	NR
PartnerRe U.S. Group	PartnerRe Group	11.0	3.8	AA-/A+
ICM Re S.A.	ICM Re	10.8	3.8	NR
Manufactuerers P&C Ltd.	Manufacturers	10.7	3.7	NR
GE Frankona Reinsurance Ltd.	GE Frankona	7.4	2.6	A/A

Total provided by top ten retrocessionaires, and percentage of total retrocessional reinsurance		$181.8	63.2%

Total retrocessional reinsurance		$287.9	100.0%

(1)	National Indemnity Cover: In order to provide additional comfort as regards to our reserve position, we acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional $150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of $150.0 million attaches at $100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss adjustment expense reserves as of June 30, 2004 plus the expected losses and allocated loss adjustment expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is $20.0 million and has been recorded in the income statement under the caption “Other (loss) income”. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to $60.0 million being paid in the event that the cover is fully utilized. No losses have been ceded as of December 31, 2004.

In addition, this contract has another layer of coverage of $235.0 million for which a consideration of $135.0 million has been paid. This layer attaches at $235.0 million below the ultimate third-party net non-life reserves on the same underwriting years. The economics of this layer of coverage are such that the reinsurance risk transfer requirements of US GAAP are not met. Accordingly, this protection is accounted for under deposit accounting rules. As a result, there is no material income statement impact for 2004 in respect of this layer of coverage.

We have retained the right to commute the whole transaction on July 1, 2009, or thereafter at mutually agreeable terms.

(2)	In late 2004, we entered into an agreement to terminate our $75.0 million GMDB reinsurance protection purchased in the fourth quarter of 2003, for an amount of $9.7 million giving rise to a net cost of the cover for 2004 of $0.1 million. The primary purpose of this cover was to address the volatility in the United States equity markets. The cover was also intended to address potential adverse deviations to other key assumptions such as mortality risk, lapse rate risks and surrenders. We feel that the current carried reserves for its GMDB exposure are adequate, however, we continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.

As a consequence of the Formation Transactions, Converium AG has assumed both the benefits and the financial risks relating to third-party reinsurance recoverables under the Quota Share Retrocession Agreement. We manage all third-party retrocessions related to the business reinsured by Converium AG under the Quota Share Retrocession Agreement. ZIC and ZIB are obligated under the Quota Share Retrocession Agreement, during its term, to maintain in force, renew or purchase third-party retrocessions covering the business covered by the Quota Share Retrocession Agreement at our sole discretion.

In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for this event in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.

In order to provide additional comfort as regards our reserve position, in August 2004 we acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. See Note 11 to our 2004 consolidated financial statements.

See Note 27 to our 2004 consolidated financial statements for further information on retrocesional risk management.

Loss and loss adjustment expense reserves

Establishment of loss and loss adjustment expense reserves

We are required by applicable insurance laws and regulations and US GAAP to establish reserves for payment of losses and loss adjustment expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim and its reporting by the insured to the primary insurance company and subsequently by the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses, and reserves for IBNR losses and loss adjustment expenses.

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

These IBNR reserves include estimated legal and other loss adjustment expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical data and pricing information and statistical models as well as our pricing analyses. We revise reserves as additional information becomes available and as claims are reported and paid.

Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.

In setting reserves, we utilize the same integrated, multi-disciplinary approach we use to establish our reinsurance terms and conditions. After an initial analysis by reserving actuaries, preliminary results are shared with appropriate underwriters, pricing actuaries, claims and finance professionals and senior management. Final actuarial recommendations incorporate feedback from these professionals.

During 2004, we updated FRAME, our reserving tool, with a new proprietary global loss reserve estimation system, which we refer to as CORE. It applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).

In addition to these bottom-up approaches we utilize standard top-down analyses. For these methods we aggregate the majority of our business into a limited number of homogeneous classes and apply standard actuarial reserving techniques. These top-down analyses provide an alternative view that is less dependent on pricing information and is independent of our bottom-up approach. The comparison of these different approaches, namely bottom-up and top-down, provide additional insights into the reserve position and can lead to reserve adjustments in either bottom-up or top-down approaches or both.

In accordance with US GAAP, we do not establish contingency reserves for future catastrophic losses in advance of the event’s occurrence. As a result, a catastrophe event may cause material volatility in our incurred losses and a material impact on our reported income, subject to the effects of our retrocessional reinsurance. For further details on our catastrophe risk and reinsurance programs, see “— Catastrophe risk management and protection” and “— Retrocessional reinsurance”.

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

Development of prior years’ reserves: Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Since 2000, Converium has recorded a total of $868.2 million of additional net provisions on prior years’ non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and 2004: $562.0 million).

During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by $562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. While we believe that we have fully addressed this issue through our reserving actions, volatility is expected to persist for some time.

In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of $73.5 million primarily related to adverse developments of General Third Party Liability ($116.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (non-life) ($8.1 million), which was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of $488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.3 million), and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million), and Credit & Surety ($3.8 million).

Commutations: Based on the developments of 2004, we placed our US reinsurance operations into run-off and started to implement and execute a commutation strategy. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. As of December 31, 2004, we agreed upon commutations with primarily North American cedents regarding gross loss reserves of $545.8 million that resulted in a cash outflow of $526.8 million.

The reserve strengthenings as described herein in “— Loss Reserve Development” have been determined in accordance with our loss reserving policies as described in “— Loss and Loss Adjustment Expense Reserves — Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(c) to our 2004 consolidated financial statements. Under these policies, we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment.

Effects of currency fluctuations

A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in US dollars. As of December 31, 2004, approximately 43% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the US dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to US dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to shareholders’ equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.

Loss reserve development

The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss adjustment expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the US dollar are translated at consolidation into US dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid, but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2004.

Conditions and trends that have affected the development of our reserves for losses and loss adjustment expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.

Zurich Financial Services and its subsidiaries, including the entities then operating under the “Zurich Re” brand name, retroactively adopted International Accounting Standards (“IAS”) as of January 1, 1995. As a consequence, consolidated loss development data for Converium entities is not available on a consistent accounting basis prior to December 31, 1994 and is therefore not presented in this offering memorandum. The inconsistencies prior to December 31, 1994 principally arise from Converium entities having used different reserving methodologies on a country-by-country basis as was allowed under generally accepted accounting principles in Switzerland. As an example, some European reserving practices have historically tended to be highly conservative, and therefore not consistent with IAS and US GAAP “best estimate” practices. Accordingly, we have only been able to provide a consolidated loss development table commencing with December 31, 1994. As of December 31, 2004, net reserves for losses and loss adjustment expenses included approximately $180.0 million of reserves related to losses from accident years 1994 and prior, or 2.4% of net reserves as of December 31, 2004.

The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ millions, except percentages)
Gross reserves for losses and loss adjustment expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,988.1	$3,545.7	$4,546.0	$5,710.5	$6,821.3	$7,842.8	$8,776.9
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	704.9	1,212.2	1,545.0	1,459.8	1,385.4	1,135.4
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5	$6,457.4	$7,641.5
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	885.2	1,101.6	1,464.7	1,766.4
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.2	1,501.0	2,010.2	2,548.6
Three years later	736.2	803.1	921.7	1,064.4	1,250.7	1,670.1	2,066.2	2,745.5
Four years later	815.4	927.0	1,062.2	1,261.7	1,438.6	2,023.5	2,548.3
Five years later	896.9	1,007.7	1,178.3	1,336.5	1,622.3	2,309.0
Six years later	949.9	1,093.8	1,197.5	1,436.7	1,772.9
Seven years later	1,006.5	1,087.1	1,249.3	1,545.8
Eight years later	986.5	1,115.7	1,319.4
Nine years later	1,004.1	1,157.8
Ten years later	1,025.8
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.7	2,815.5	3,405.3	4,292.4	5,597.8	7,057.0
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,274.9	2,922.4	3,599.5	4,551.5	6,080.2
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,300.8	3,027.2	3,802.1	5,030.2
Four years later	1,396.2	1,541.1	1,677.3	1,989.1	2,333.7	3,171.9	4,178.5
Five years later	1,339.0	1,468.9	1,661.2	1,990.7	2,410.7	3,385.2
Six years later	1,284.5	1,452.9	1,645.9	2,013.0	2,500.2
Seven years later	1,260.1	1,446.1	1,649.3	2,069.5
Eight years later	1,263.3	1,448.7	1,684.6
Nine years later	1,272.4	1,476.8
Ten years later	1,293.6
Reinsurance recoverable re-estimated as of December 31, 2004	130.6	246.3	336.3	422.8	684.8	1,292.0	1,658.5	1,613.9	1,435.6	1,202.2
Gross reserves re-estimated as of December 31, 2004	1,424.1	1,723.2	2,020.9	2,492.3	3,185.0	4,677.2	5,837.1	6,644.1	7,515.8	8,259.2
Cumulative net redundancy/(deficiency)	115.8	311.7	453.8	276.8	30.6	(544.3)	(844.7)	(864.7)	(718.7)	(599.5)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	8.2%	17.4%	21.2%	11.8%	1.2%	(19.2)%	(25.3)%	(20.8)%	(13.4)%	(9.3)%
Cumulative gross redundancy/(deficiency)	44.8	168.2	224.4	144.2	(196.9)	(1,131.5)	(1,291.1)	(933.7)	(694.5)	(416.3)
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	3.0%	8.9%	10.0%	5.5%	(6.6)%	(31.9)%	(28.4)%	(16.4)%	(10.2)%	(5.3)%

As a significant portion of our reserves relate to liabilities payable in currencies other than US dollars, any fluctuations of the US dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As shown on the table above, the net reserve position for 1998 developed favorably from $2,530.8 million as of December 31, 1998 to $2,500.2 million as of December 31, 2004, reflecting a redundancy of $30.6 million. However, shown on the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2004 would result in re-estimated reserves of $2,584.9 million, or a deficiency of $54.1 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2004 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to the inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

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

At December 31, 2004, we recorded $1,135.4 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 24.7% of this amount relates to Workers’ Compensation business and 25.9% relates to recoverables in connection with the September 11th terrorist attacks.

The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ millions, except percentages)
Initial net reserves for losses and loss adjustment expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.8	$2,840.8	$3,333.8	$4,165.5	$5,361.5	$6,457.4	$7,641.5
Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.8	2,907.9	3,457.4	4,268.1	5,337.9	6,810.5
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,412.6	3,035.5	3,602.4	4,436.9	5,693.0
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,463.0	3,118.1	3,734.8	4,800.6
Four years later	1,405.6	1,674.5	1,819.3	2,035.0	2,469.9	3,213.4	4,044.6
Five years later	1,382.7	1,612.4	1,799.4	2,023.7	2,507.7	3,399.5
Six years later	1,338.7	1,589.9	1,775.9	2,017.9	2,584.9
Seven years later	1,306.6	1,588.4	1,755.5	2,065.5
Eight years later	1,316.7	1,574.4	1,782.5
Nine years later	1,313.6	1,595.9
Ten years later	1,329.7
Cumulative redundancy/(deficiency)	79.6	192.6	355.9	280.8	(54.1)	(558.7)	(710.9)	(635.1)	(331.5)	(353.1)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	5.7%	10.8%	16.6%	12.0%	(2.1)%	(19.7)%	(21.3)%	(15.2)%	(6.2)%	(5.5)%

As described below, the loss development triangles show net cumulative redundancies for 1995 through 1998 and 2002 and net cumulative deficiencies for 1999 through 2001.

The payment pattern of our loss and loss adjustment reserves varies from year to year. Based on historical payment patterns and other relevant data, we estimate that the mean time to payment, on an undiscounted basis, of our loss and loss adjustment provisions, including future life benefits, as of December 31, 2004, was 4.1 years. We expect this average payment period to change as our mix of business changes, as well as due to changes of payment patterns and fluctuations in currency exchange rates.

Reconciliation of Beginning and Ending Loss and Loss Adjustment Expense Reserves

The table below is a summary reconciliation of the beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance, for the years ended December 31, 2004, 2003 and 2002.

($ millions)	2004	2003	2002
As of January 1,
Gross reserves for losses and loss adjustment expenses	$7,842.8	$6,821.3	$5,710.5
Less reinsurance recoverable	1,385.4	1,459.8	1,545.0

Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5

Losses and loss adjustment expenses incurred (1)
Current year	2,865.4	2,527.9	2,186.8
Prior years	342.5	(31.3)	148.5

Total	3,207.9	2,496.6	2,335.3

Losses and loss adjustment expenses paid
Current year	498.1	324.7	299.4
Prior years	1,766.4	1,464.7	1,095.5

Total	2,265.4	1,789.4	1,394.9

Foreign currency translation effects	240.7	388.7	255.6

As of December 31,
Net reserves for losses and loss adjustment expenses	7,641.5	6,457.4	5,361.5
Reinsurance recoverable	1,135.4	1,385.4	1,459.8

Gross reserves for losses and loss adjustment expenses	$8,776.9	$7,842.8	$6,821.3

(1)	The loss and loss adjustment expenses incurred includes $272.2 million, $142.0 million and $103.4 million of loss and loss adjustment expenses incurred related to Accident and Health business included in the Life & Health Reinsurance segment for the years ended December 31, 2004, 2003 and 2002, respectively.

In 2004, Converium recorded $(342.5) million at the 2004 average exchange rate and $(353.1) million at the 2003 average exchange rate of adverse development. See “ — Adequacy of Reserves”.

Prior years’ loss and loss adjustment expenses incurred in 2004 of $(342.5) million net were primarily driven by reserve strengthening of ($562.0 million) (See “— Adequacy of reserves”), and the impacts on losses and loss adjustment expenses incurred of (i) adjustments of ultimate premium estimates ($206.4 million), (ii) the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our strategic partnership with MDU ($(10.5) million), and (iii) the reduction of reinsurance recoverables of ($(12.0) million), which is offset by the effect of commutations.

In 2003, the positive development of $31.3 million consisted of positive development on Property lines ($113.5 million) and Aviation & Space ($102.2 million), offset by adverse development on Workers’ Compensation and Professional Liability and other Special Liability lines ($120.3 million) and the Motor and General Third Party Liability lines ($64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

In 2002, Converium strengthened reserves for prior years by $148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $62.2 million for the liability, Motor and Property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the Professional Liability and other Special Liability Lines of business.

Reserves for Asbestos and Environmental Losses

We have exposure to liabilities for asbestos and environmental impairment from our assumed reinsurance contracts, primarily arising from business written by Converium Rückversicherung (Deutschland) AG, historically known as Agrippina Rückversicherung AG and subsequently known as Zürich Rückversicherung (Köln) AG (“ZRK”). Our asbestos and environmental exposure primarily originates from US business written through the London Market and from treaties directly written with reinsurers in the United States. We cancelled our relevant London Market reinsurance contracts in 1966 and 1967. At the time, we reduced our participation in asbestos and environmental-exposed US treaties, with the eventual result that Converium Rückversicherung (Deutschland) AG ceased property and liability underwriting in the United States in 1990. Due to uncertainties as to the definitions and to incomplete reporting from clients, exact separation of asbestos and environmental exposures cannot be reached. We believe that CRNA’s exposure to asbestos-related and environmental pollution claims is limited due to the diminutive amount of business written prior to 1987 and the protection provided by the continuing reinsurance protections described below under “Formation Transactions and Relationship with Zurich Financial Services”. In addition, Converium AG’s exposure is also minimal because, under the terms of the Quota Share Retrocession Agreement, Converium AG will only reinsure business written with an inception or renewal date on or after January 1, 1987. In 1986, our contract wording was revised, consistent with a general industry change, such that asbestos and environmental claims were generally excluded.

As of December 31, 2004 and 2003, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for US-originated asbestos and environmental losses were approximately $49.2 million or 0.6% and $45.8 million or 0.7% of our total net reserves for losses and loss adjustment expenses, respectively. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.

We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years, is approximately 13.6 years as of December 31, 2004 and 2003. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments.

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

These uncertainties and issues are not likely to be resolved in the near future. Consequently, traditional loss reserving techniques cannot wholly be relied on and, therefore, the uncertainty with respect to the ultimate cost of these types of claims is greater than the uncertainty relating to standard lines of business. In addition, changes to existing legal interpretation, new legislation or new court decisions could materially impact our reserves, results of operations, cash flows and financial position in future periods.

Investments

Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital gains (losses) accounted for 8.9%, 6.4% and 7.1% of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

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

As of December 31, 2004, total invested assets (excluding cash and cash equivalents) were $7.8 billion compared to $7.5 billion as of December 31, 2003, an increase of $275.7 million, or 3.7%. This increase is mainly due to the investment of the net proceeds from the 2004 rights offering, positive operating cash flow and the weakening of the US dollar against European currencies. The increase was offset by commutations of certain of our North American treaties as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company.

The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2004, 2003 and 2002.

	As of December 31,
	2004		2003		2002
	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total
Fixed maturities securities	$5,685.2	72.8%	$4,928.6	65.5%	$3,443.1	56.3%
Equity securities	408.5	5.2	840.2	11.2	530.8	8.7
Funds Withheld Asset	1,305.1	16.7	1,530.6	20.3	1,648.1	27.0
Short-term investments	133.3	1.7	55.8	0.7	318.0	5.2
Other investments	272.3	3.5	173.5	2.3	177.3	2.8

Total investments	$7,804.4	100.0%	$7,528.7	100.0%	$6,117.3	100.0%

Fixed Maturities

As of December 31, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of $5.7 billion and represented 67.1% of our total investment portfolio including cash and cash equivalents (82.5% including the Funds Withheld Asset). This represents an increase in carrying value of $756.6 million, or 15.3%, from December 31, 2003. This increase is mainly due to the sale of approximately $500.0 million in equity securities, which were subsequently reinvested into fixed maturities, in order to reduce our exposure to equity securities, as well as the continued weakening of the US dollar against European currencies. In addition, the increase was due to the deployment of operating cash flow into fixed maturity securities during 2004. The $400.0 million proceeds of the 2004 rights offering and related capital increase were mainly invested in treasury securities or remained in cash at the end of 2004.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

($ millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	$182.5	3.8%	$15.9	1.9%
One year through five years	2,871.8	59.4	450.8	53.0
Five years through ten years	923.2	19.1	353.5	41.6
Over ten years	91.8	1.9	30.2	3.5

Subtotal	4,069.3	84.2	850.4	100.0
Mortgage and asset-backed securities	616.6	12.7	—	—
Unit trust bonds	148.9	3.1	—	—

Total as of December 31, 2003	$4,834.8	100.0%	$850.4	100.0%

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2004, approximately 97.7% of our fixed maturities securities portfolio was invested in securities rated A or better by these agencies and approximately 85.2% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

($ millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	$4,022.5	83.2%	$822.1	96.7%
AA/Aa2	452.0	9.4	16.2	1.9
A/A2	229.6	4.7	12.1	1.4
BBB/Baa2	11.1	0.2	—	—
BB	3.0	0.1	—	—
Not rated[1]	116.6	2.4	—	—

Total as of December 31, 2003	$4,834.8	100.0%	$850.4	100.0%

[1]	Includes $89.3 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA, purchased during 2004.

Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2004 no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio.

Equity Securities

As of December 31, 2004, our equity securities portfolio had a carrying value of $408.5 million (including our participation in PSP Swiss Property AG). This represents a decrease in carrying value of $431.7 million, or 51.4%, from December 31, 2003. The decrease was primarily the result of the sale of a substantial portion of our equity securities portfolio in order to lower our equity exposure and related capital charges. Equity securities were approximately 3.7% and 9.7% of our total investment portfolio as of December 31, 2004 and 2003, respectively, including cash and cash equivalents and excluding our participation in PSP Swiss Property AG.

Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Our exposure to private equity fund investments as of December 31, 2004 was approximately $61.5 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately $15.7 million as of December 31, 2004.

At December 31, 2004 and 2003, gross unrealized gains on our equity portfolio were $73.0 million and $96.2 million and gross unrealized losses were $2.5 million and $1.7 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, that exceed 50% regardless of the period of decline or any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2004, excluding our investments in funds and our participation in PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.

Funds Withheld Asset

The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2004, the Funds Withheld Asset was $1,305.1 million. The decrease of $225.5 million over December 31, 2003 was primarily due to paid claims.

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Short-Term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2004, we had short-term investments with a carrying value of $133.3 million, representing 1.6% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were $55.8 million or 0.7% of our total investment portfolio, including cash and cash equivalents.

Real Estate

At December 31, 2004, we had real estate held for investment of $138.8 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of $98.9 million as of December 31, 2004. The ownership in PSP Swiss Property AG decreased from 7.4% as of December 31, 2003, due to the merger of PSP Swiss Property AG with REG Real Estate Group, another Swiss real estate company, during 2004.

During 2004, we invested approximately $100.0 million in funds of hedge funds. At December 31, 2004, these funds had a carrying value of $102.5 million. This investment is included under the caption “Other investments” in the balance sheet.

Premiums Receivable

We had premiums receivable of $2.2 billion at December 31, 2004 compared to $2.0 billion at December 31, 2003, an increase of $169.7 million, or 8.4%. This increase is due to premiums written in 2004 and the weakening of the US dollar against European currencies. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. See Reinsurance results section for additional information regarding adjustments of ultimate premium estimates. Current premiums receivable represented 14.6% and 9.1% of total premiums receivable at December 31, 2004 and 2003, respectively, and accrued premiums receivable represented 85.4% and 90.9%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004, Converium held $559.4 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of December 31, 2004, we had reinsurance recoverables from retrocessionaires of approximately $1.3 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to $1.7 billion at December 31, 2003. Allowances of $40.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004, compared to $35.4 million at December 31, 2003 .

Capital Expenditures

For the three years ended December 31, 2004, we invested a total of $63.7 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our global intellectual information technology platforms.

Ratings

Based on the developments of the latter part of 2004, both Standard & Poor’s Ratings Services and A.M. Best initially lowered our ratings, but following our successful 2004 rights offering, some of the ratings were subsequently raised. Such ratings are as follows.

Currently, Standard & Poor’s long-term counterparty credit and insurer financial strength rating of Converium AG is “BBB+” (downgraded from a rating of “A”). For Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd., the insurer financial strength rating is currently “BBB+” (downgraded from a rating of “A”). Based on our announcement to place CRNA into run-off, the long-term counterparty credit and insurer financial strength ratings were downgraded to “R” (downgraded from a rating of “A”). In addition, Standard & Poor’s issued a long-term counterparty credit and senior unsecured debt ratings of “BB+” for Converium Holdings (North America) Inc. (downgraded from a rating of “BBB”). The current junior subordinated debt rating on Converium Finance S.A. is “BBB-” (downgraded from a rating of “BBB+”). All ratings have been assigned a stable outlook by Standard and Poor’s.

Currently, A.M. Best’s financial strength rating of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. is “B++” (downgraded from a rating of “A”) and its issuer credit rating for all three entities is “bbb+” (downgraded from a rating of “a”). CINA is currently assigned a financial strength rating of “B” (downgraded from a rating of “A”) and an issuer credit rating of “bb” (downgraded from a rating of “a” ). For Converium Finance S.A. the current issuer credit rating is “bb+” (downgraded from a rating of “bbb”) and the junior subordinated debt rating is “bbb-” (downgraded from a rating of “bbb+”). All ratings have been assigned a stable outlook by A.M. Best. Following our announcement of our intention to place CRNA into run-off, the financial strength rating was downgraded to “B-” from “A” and the issuer credit rating to “bb-” from “a”. For Converium Holdings (North America) Inc. the issuer credit as well as the senior unsecured debt ratings were lowered to “b-” from “bbb-”.

Regulation

General

The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers in most countries. In Switzerland and Germany, we operate under relatively less intensive regulatory regimes. Historically, neither Swiss nor German regulations have materially restricted our business. However, in the United States, licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, our US subsidiaries are subject to extensive regulation under state statutes, which delegate regulatory, supervisory and administrative powers to state insurance commissioners.

This regulation, which is described in more detail below, generally is designed to protect policyholders rather than investors, and relates to such matters as rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. US regulations accordingly have in the past materially affected our US business operations, although not, we believe, in a manner disproportionate to or unusual in our industry. We allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation.

We believe that Converium and all of its subsidiaries are in material compliance with all applicable laws and regulations pertaining to their business and operations. Set forth below is a summary of the material regulations applicable to us.

Switzerland

Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartment) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of June 23, 1978, as amended (Versicherungsaufsichtsgesetz). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law.

Unlike insurance business, which is strictly regulated in Switzerland, regulation of reinsurance business is less intensive and most of the technical rules for direct insurers are not applicable to the reinsurance business. The supervision exercised by the FOPI is mainly indirect through the supervision of direct insurance companies and the reinsurance arrangements which they have established. Reinsurance companies from other countries which conduct only reinsurance business in Switzerland from their foreign domicile are exempt from supervision by the FOPI. Based upon a decree of the Federal Council of November 30, 2001, a commission has been constituted to consider a revision of the overall framework of the Swiss banking and insurance supervision. The first part of the report was released in July 2003 by the commission. The proposal includes the formation of a uniform financial services authority, which will become the supervisory authority for banks (currently supervised by the Federal Banking Commission) and insurance (currently supervised by the FOPI).

Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than reinsurance and insurance. This rule is subject to exceptions, which are granted by the FOPI. Generally, these exceptions are granted if the nature and volume of the proposed non-insurance or non-reinsurance business does not threaten the solvency of the company. Investments in an entity operating outside the reinsurance or insurance field are subject to supervisory authority approval if the investment represents more than 20% (or 10% in the case of a life insurance business) of the share or cooperative capital of the non-insurance entity or if the investment represents more than 10% of the insurer’s or reinsurer’s shareholders’ equity.

The FOPI requires each reinsurance company to submit a business plan which provides details about the calculation of its technical reserves and about its retrocession policies, and information about the reinsurer’s solvency. The FOPI initially examines documents relating to the company’s solvency, organization and management. If all legal requirements are met, an operating license is granted by the Swiss Ministry of Finance. Thereafter, companies must submit an annual business report, including financial statements, detailing information on all aspects of their business activities, such as premium income, paid out benefits, reserves and profits.

The Swiss Insurance Supervisory Act (Versicherungsaufsichtsgesetz) is currently subject to a total revision. The draft proposal passed by the Swiss Federal Council, on May 9, 2003, is currently subject of the discussions in the Swiss parliament. The final revised Act is expected to become effective, at the earliest, as of July 1, 2005. The main changes resulting from the revised Act relate to the amended definition of solvency (Art. 9 of the proposal), which will include consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the Swiss insurance supervisory authority and an increased transparency and consumer protection. The solvency related amendments will result in the Swiss regulatory system introducing a system, which pre-empts the forthcoming changes in the EU, based upon the EU Solvency II Directive.

By letter dated September 27, 2004, the FOPI has requested that Converium AG provide notice on certain intra-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost sharing agreements, capital injections, and investments in subsidiaries. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and is providing all required information and documentation.

In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following intra-group transactions: intra-group loans and capital increases to subsidiaries exceeding $100.0 million; guarantees exceeding $10.0 million; transfer of portfolios or novations involving changes in reserves exceeding $25.0 million, dividends to Converium Holding AG and all intra-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the intra-group transactions exceeding the thresholds cannot be executed, which may in turn have an impact on the funding in conjunction with intra-group transactions.

United States

Agreement with Connecticut Department of Insurance

As a result of the reserve strengthening Converium recorded in 2004 and the subsequent placement of its North American business into run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a voluntary letter of understanding with the Department pursuant to which CRNA is prevented from taking a number of actions without first obtaining the Department’s approval, including:

•	making any material change in its management or operations;

•	making any withdrawal of monies from its bank accounts, disbursements or payments outside the ordinary course of the business run-off;

•	incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;

•	writing, assuming or issuing any new insurance policies;

•	making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company;

•	entering into any new material reinsurance agreement; and

•	entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.

In addition, CRNA is required to provide to the Department written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities, including specific impact on CRNA’s statutory financial statements, as well as any additional reports that the Department reasonably determines are necessary to ascertain the financial condition of the Company. The voluntary letter of understanding does not preclude the Department from initiating any further actions that it deems in its discretion to be necessary for the protection of CRNA’s policyholders, reinsureds and the public.

The foregoing requirements will continue until March 15, 2006, at which time the Department will reassess the financial condition of CRNA.

The recent ratings downgrades as well as our decision to place CRNA into run-off have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before we provide collateral that is not contractually required. If the Department withholds its approval, state insurance regulators that requested special deposits or collateral not contractually required, could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in the respective states.

General US state supervision

Insurance and reinsurance regulation is enforced by the various state insurance departments and the extent and nature of regulation varies from state to state. CRNA is a Connecticut-domiciled reinsurer which is licensed, accredited or approved in all 50 states, is an accredited reinsurer in the District of Columbia, is an admitted reinsurer for the United States Treasury and has a license to transact certain lines of business in Canada. Pursuant to its voluntary letter of understanding with the Department, CRNA currently must seek prior approval from the Department to write, assume or issue any new policies in the United States. In addition, CRNA is amending its Canadian license to restrict its activities to servicing existing policies. CINA is a New Jersey-domiciled insurer licensed in 49 states (excluding only New Hampshire) and the District of Columbia (as a reinsurer). In addition, some states consider an insurer to be “commercially domiciled” in their states if the insurer writes insurance premiums that exceed certain specified thresholds. As a “commercially domiciled” insurer, an insurer would be subject to some of the requirements normally applicable only to insurers domiciled in those states, including, in particular, certain requirements of the insurance holding company laws. CRNA is not currently “commercially domiciled” in any state. CINA is currently “commercially domiciled” in California and Florida.

Insurance holding company regulation

We and our US insurance and reinsurance subsidiaries are subject to regulation under the insurance holding company laws of various states. The insurance holding company laws and regulations vary from state to state, but generally require insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers and reinsurers. Connecticut and New Jersey, the jurisdictions in which CRNA and CINA are domiciled, each provide that, unless the prior approval of the state insurance commissioner has been obtained, dividends may be paid only from earned surplus and the annual amount payable is limited to the greater of 10% of policyholder surplus at the end of the prior year or 100% of statutory net income for the prior year (excluding realized gains, in the case of the New Jersey insurer). In addition, CRNA may not, for a period of two years from the date of any change of control, make any dividends to its shareholders without the prior approval of the Insurance Commissioner. Further, pursuant to its voluntary letter of understanding with the Department, CRNA may not make any dividend payment without prior approval from the Department.

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

In addition, many state insurance laws require prior notification to the state insurance department of a change in control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of CHNA or either of its US insurance subsidiaries may require prior notification in the states that have adopted pre-acquisition notification laws.

Insurance regulation

As a licensed primary insurer, CINA is subject to broad state insurance department administrative powers with respect to all aspects of the insurance business including: licensing to transact business, licensing agents, admittance of assets to statutory surplus, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, methods of accounting, establishing reserve requirements and solvency standards, and regulating the type, amounts and valuations of investments permitted and other matters.

State insurance laws and regulations require our US insurance and reinsurance subsidiaries to file financial statements with insurance departments everywhere they do business, and the operations of our US insurance and reinsurance subsidiaries and accounts are subject to the examination by those departments at any time. Our US insurance and reinsurance subsidiaries prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners (the “NAIC”). The Connecticut Insurance Department last completed a financial examination of CRNA for the five-year period ending December 31, 2002. The New Jersey Department of Banking and Insurance last completed a financial examination of CINA for the five-year period ending December 31, 2000.

Reinsurance regulation

CRNA is subject to regulation and supervision that is similar to the regulation of licensed primary insurers in many respects. Generally, state regulatory authorities monitor compliance with, and periodically conduct examinations regarding, state mandated standards of solvency, licensing requirements, investment limitations, restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting, and reserves for unearned premiums, losses and other purposes. However, in contrast with primary insurance policies which are regulated as to rate, form and content, the terms and conditions of reinsurance agreements generally are not subject to regulation by state insurance regulators.

CRNA is accredited or approved to write reinsurance in certain states. The ability of any primary insurer, as reinsured, to take credit for the reinsurance placed with reinsurers is a significant component of reinsurance regulation. Typically, a primary insurer will only enter into a reinsurance agreement if it can obtain credit on its statutory financial statements for the reinsurance ceded to the reinsurer. Credit is usually granted when the reinsurer is licensed or accredited in the state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer that is licensed in another state and which meets certain financial requirements, or if the primary insurer is provided with collateral to secure the reinsurer’s obligations.

US reinsurance regulation of our non-US reinsurance subsidiaries

Converium AG and Converium Rückversicherung (Deutschland) AG, our non-US reinsurance subsidiaries, also assume reinsurance from primary US insurers. In order for primary US insurers to obtain financial statement credit for the reinsurance obligations of our non-US reinsurers, our non-US reinsurers must satisfy reinsurance requirements. Non-US reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a US trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s US reinsurance liabilities covered by the trust plus an additional $20 million. In addition, unlicensed and unaccredited reinsurers may secure the US primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.

NAIC ratios

The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having three IRIS loss reserve tests fall outside of the specified parameters as of December 31, 2001 and December 31, 2002, CRNA was required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss adjustment expense reserves at December 31, 2002 and December 31, 2003, respectively. For 2004, the same independent loss reserve specialist was used, although only one IRIS loss reserve ratio was out of the specified range as of December 31, 2003.

Risk-based capital

The Risk-Based Capital for Insurers Model Act (the “Model Act”) as it applies to non-life insurers and reinsurers, was adopted by the NAIC in 1993. The main purpose of the Model Act is to provide a tool for insurance regulators to evaluate the capital of insurers relative to the risks assumed by them and determine whether there is a need for possible corrective action. US insurers and reinsurers are required to report the results of their risk-based capital calculations as part of the statutory annual statements filed with state insurance regulatory authorities. The Model Act provides for four different levels of regulatory actions based on annual statements, each of which may be triggered if an insurer’s Total Adjusted Capital, as defined in the Model Act, is less than a corresponding level of risk-based capital (“RBC”).

The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2004, the Total Adjusted Capital of our US reinsurance subsidiary was less than the Company Action Level. As a result, CRNA filed an RBC plan with the state of domicile, Connecticut, on March 28, 2005. The Connecticut Insurance Department approved the RBC plan for implementation on May 9, 2005. Our US insurance subsidiary, CINA, exceeded amounts requiring company or regulatory action at any of the four levels.

The Gramm-Leach-Bliley Act

In November 1999, the Gramm-Leach-Bliley Act of 1999 (the “GLBA”) was enacted, implementing fundamental changes in the regulation of the financial services industry in the United States. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company”. Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities. However, although a bank cannot act as an insurer nor can it own an insurer as a subsidiary in most circumstances, a financial holding company can own any kind of insurer, insurance broker or agent. Under the GLBA, national banks retain their existing ability to sell insurance products in some circumstances.

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

Insurance Guaranty Association assessments

Each state has insurance guaranty association laws under which property and casualty insurers doing business in the state may be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. These laws do not apply to reinsurers. Typically, states assess each member insurer in an amount related to the member insurer’s proportionate share of the business written by all member insurers in the state. Extraordinary loss experience, loss reserve deficiencies, or prior investment results may result in the insolvency of certain US insurance companies, increasing the possibility that our US insurance subsidiaries will be assessed by state insurance guaranty associations. While we cannot predict the amount and timing of any future assessments on our insurance companies under these laws, we have established reserves that we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Terrorism legislation

On November 26, 2002, President George W. Bush signed into law the Terrorism Risk Insurance Act of 2002 (“TRIA”). This legislation establishes a program under which the Federal government will share the risk of loss arising from future terrorist attacks with the insurance industry. The law does not apply to reinsurers, and the federal government does not share in the risk of loss emanating from future terrorist attacks with the reinsurance industry. Each reinsurer is free to make its own contractual arrangements with its ceding partners, as it deems appropriate.

Regarding our ceding companies, TRIA offers a three-year program, imposes a deductible that must be satisfied before federal assistance is triggered and contains a co-insurance feature. The deductible is based on a percentage of direct earned premiums for commercial insurance lines from the previous calendar year. It rises from 1% during the transition period, running from the date of enactment to December 31, 2002, to 7% during year one of the program (2003), 10% during year two, and 15% in year three. The federal program covers 90% of losses in excess of the applicable deductible, while the insurance company retains the remaining 10%. The program imposes an annual cap of $100 billion on covered losses. Participation in the program for insurers providing commercial property and casualty insurance is mandatory. While in effect, the TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events, any company’s results of operations or equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, targets, severity or frequency of such potential events. In June of 2004, the US Treasury Department extended the “make available” provisions of TRIA until December 31, 2005. These provisions, originally scheduled to expire on December 31, 2004, require insurers to offer terrorism insurance coverage in all commercial property and casualty insurance policies. While the US Congress is considering legislation to extend TRIA beyond its scheduled expiration on December 31, 2005, the success of such efforts to extend the program is uncertain.

Proposed US legislation regarding US asbestos liability

Both the US Senate and the US House of Representatives are considering a bill called the Fairness in Asbestos Injury Resolution Act of 2005. The proposed bill would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would stay asbestos claims in the tort litigation system. The trust would be financed by primary insurers, reinsurers and industrial enterprises and the insurance industry would be responsible for funding a certain share of the total costs. Under the proposed bill an Office of Asbestos Disease Compensation within the Department of Labor will manage the trust fund and oversee the settlement of all asbestos claims with awards from the fund. Medical criteria would be established to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust. An Asbestos Insurers Commission will determine the trust fund payment obligations of insurers. Judicial review will be possible, under expedited consideration, for final determinations regarding trust fund obligations in the US Court of Appeals for the District of Columbia and for award decisions in the US Court of Appeals for the circuit in which the claimant resides.

We are unable to predict whether the proposed bill will be enacted, and if so, what proportion of trust fund monies the insurance industry will be responsible to provide. Additionally, we are unable to predict how the insurance industry’s obligations to provide the trust fund monies would be allocated among industry participants.

Germany

Converium Rückversicherung (Deutschland) AG is regulated in Germany and is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office (BaFin) located in Bonn, Germany.

Until the end of 2004, and in contrast to insurance enterprises, companies that had been engaged exclusively in reinsurance activities were subject to a less extensive scope of governmental supervision. The supervisory authority’s monitoring of reinsurers was limited to ensuring their compliance with the specific accounting regulations applicable to insurance enterprises. For this purpose, reinsurance enterprises were required to submit quarterly and annual financial statements to the supervisory authority.

In addition, reinsurers were obligated to submit detailed reports on the nature and volume of their business to the supervisory authority in accordance with the Ordinance on Reporting by Insurance Enterprises to the Federal Insurance Supervisory Office.

The supervisory authority may, at its discretion, perform inspections at the reinsurer’s premises to verify compliance with these statutory obligations.

Under the old regime, German reinsurers used to only be supervised indirectly, principally through the supervision of primary insurance companies. In particular, the Federal Insurance Supervisory Office requires German insurance companies to monitor their reinsurance agreements, which has led to the creation of internal rating systems for reinsurers by German insurance companies.

The German legislative has passed an enhanced supervisory act that now fully integrates the reinsurance industry into the regulatory scheme applicable to the insurance industry under the EU Directive on reinsurance. See “— European Union directives”. The new law became effective by January 1, 2005. The new regulation has an impact on various aspects of reinsurers, including legal form of the company, location of the headquarters, qualification of the executive management, control procedures towards shareholders, investment principles, solvency requirements and special intervention rights for the supervising bodies.

In late 2004, in order to meet newly established solvency requirements for reinsurance companies in Germany, Converium Rückversicherung (Deutschland) AG increased its capital on a local statutory basis by €100.0 million ($135.9 million). This was accomplished by means of a capital contribution from Converium AG in the amount of €80.0 million ($108.7 million). In addition, Converium AG granted Converium Rückversicherung (Deutschland) AG a subordinated loan in the amount of €20.0 million ($27.2 million) for a term of twenty years.

In December 2004, Converium AG established a branch office in Cologne, Germany. This move was made in response to the favorable legal regulatory environment in Germany as the rules regarding establishment of branch offices were slated to change as of January 1, 2005 . We do not currently transact any business in this branch.

United Kingdom

Converium Insurance (UK) Ltd (“CIL”) is subject to U.K. insurance regulation and the supervision by the UK Financial Services Authority (FSA). It is anticipated that the U.K. regulatory environment will be subject to considerable change between 2004 and 2006. This will include adoption of increased solvency requirements, which are based upon the EU Solvency I Directive. The latter will trigger increased capital requirements for certain liability business. Prior to the introduction of the EU Solvency II Directive, the FSA is expected to introduce “enhanced capital requirements” for general insurers, which will include capital charges based upon assets, claims and premium (Consultation Paper CP 190). CIL has taken steps to anticipate the new requirements, in particular the initial capitalization of the company has been set at a level that is expected to meet the capital requirements for general insurers, which take effect from January 1, 2005.

European Union directives

Our businesses in the United Kingdom and Germany, as well as in the other member states of the EU and the European Economic Area, (the “EEA”), are impacted by EU directives. These directives are implemented through legislation in each member state. Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, the free establishment of branches and subsidiaries within the EU. Without being part of the EEA nor being bound by contract, Switzerland reviews and largely conforms its financial services regulations with EU directives.

In April 2004, the EC presented a proposal for the EU Directive on reinsurance, which will now be considered under the procedure known as co-decision for adoption by the European Parliament and Council. The proposed EU Directive, if and when adopted, will essentially establish the principles applicable to the operation of reinsurance business in a Member State and rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The EU Directive is based largely on solvency related concepts stipulated in the prior directive adopted by the EU for insurance companies. The proposed EU Directive does not currently provide for any discrimination of non-EU based reinsurance companies. However, if the final adopted EU Directive should include such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, result of operations or cash flows.

Asia

Restrictions imposed by the Monetary Authority of Singapore

Citing recent developments affecting the Converium Group, the Monetary Authority of Singapore has imposed certain restrictions on the conduct of our business originating from our Singapore branch. Our Singapore branch must, among other things:

•	cease issuing any new loans out of insurance funds;

•	cease acting as a guarantor/surety;

•	cease investing in the equities of related companies; and

•	refrain from appointing foreign custodians for any of the assets of the branch.

Canada

Amended approval by the Office of Superintendent of Financial Institutions

Effective September 14, 2004, the Office of the Superintendent of Financial Institutions amended its order approving CRNA’s insuring of risks in Canada. The amended order limits such activity to the business of reinsurance and to the servicing of existing policies.

C. ORGANIZATIONAL STRUCTURE

Converium Holding AG has substantially no net assets other than its ownership of 100% of the shares of Converium AG. As of December 31, 2004, Converium AG held approximately 50% of our net assets itself, and an additional 48% through its direct and indirect ownership of each of our subsidiaries.

We are a multinational group of companies with insurance and reinsurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Finance S.A., Converium Rückversicherung (Deutschland) AG and CHNA, which holds our subsidiaries CRNA and CINA. Converium AG owns directly or indirectly, 100% of all of our operating companies. Additionally, Converium Holding AG holds 100% of the shares in each of Converium Finance Ltd., Bermuda and Converium IP Management, Ltd.

The following chart summarizes our corporate structure.

Converium Holding Ltd, Zug / Switzerland Converium Reinsurance (North America) Inc., Connecticut / USA Converium Insurance (North America) Inc, New Jersey / USA 100% Converium Holdings (North America) Inc, Delaware / USA Canadian Branch / Toronto, Canada 100% 100% Converium Finance (Bermuda) Ltd, Hamilton / Bermuda Converium IP Management Ltd, Hamilton / Bermuda 1) 100%
100% Converium Rückversicherung (Deutschland) AG , Cologne / Germany Succursale pour la France (Vie) – Branch Office 100% With reinsurance licenses in the following countries: Argentina, Mexico, Guatemala, Columbia, El Salvador, Ecuador SATEC S.R.L., Venice / Italy 48% Rappresentanza Generale per l‘Italia – Branch Office Converium Finance S.A. / Luxembourg 100% Converium Representaciones S.A., Buenos Aires / Argentina 100% MDU Services Ltd, London / U.K. 49.9% RISC Ventures LLC, Delaware / USA 17.5% Inter-Ocean Holdings Ltd, Hamilton / Bermuda 9.9% Converium PCC Ltd, Guernsey / UK Converium Serviços Técnicos Ltda, Sao Paulo / Brazil 100% Global Aerospace Underwriting Managers Ltd, London / UK 30.1%
100% Nordic Aviation Insurance Group, Copenhagen / Denmark 25% Converium Insurance (UK) Ltd, London / UK Converium Underwriting Ltd, London / UK (corporate member at Lloyd‘s) Converium London Management Ltd, London / UK 100% 100% 100% Converium Holding (UK) Ltd, London / UK 100% Converium Ltd, Zurich / Switzerland With reinsurance licenses in the following countries: Dominican Republic, Peru, Uruguay, Chile, Bolivia, Puerto Rico, Guatemala, Columbia, Paraguay, Venezuela, El Salvador, Ecuador, Nicaragua 100% Australian Branch, Sydney / Australia Reinsurance Representative Office, Tokyo / Japan Bermuda Branch , Hamilton / Bermuda Regional Reinsurance Branch Office, Management Office Labuan / Malaysia Regional Reinsurance Branch Office, Singapore / Singapore Marketing Office Kuala Lumpur / Malaysia (for regional reinsurance Branch Office / Labuan) Oficina de Representación en México / Mexico German Branch, Cologne / Germany

     (1) Currently in the process of transferring to Zug, Switzerland.

D. PROPERTY, PLANTS AND EQUIPMENT

Our operational head office is located at General Guisan — Quai 26, 8002 Zurich, Switzerland, where we lease an aggregate of 227,226 square feet. We also maintain offices at:

•	our US headquarters in New York, New York, at One Chase Manhattan Plaza, New York, NY 10005 where we sublease an aggregate of 77,013 square feet; and

•	our German headquarters in Cologne, Germany, at Clever Strasse 36, 50668 Köln, Germany where we lease an aggregate of 44,918 square feet.

In addition to our headquarter offices, we lease space for our branch and marketing offices. In addition, we have administrative offices in Stamford, Connecticut. We also hold other properties for investment purposes.

As a result of the transition to a run-off entity in North America, a decision was made in January 2005 to vacate the primary office space in New York, New York and consolidate in the Stamford, Connecticut office space. Converium expects the effective date of the transfer to be July 1, 2005.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.

To the extent that the description of our business presents historical financial data, such financial data may not reflect our future operating performance. As a result of the ratings downgrades and the run-off of our North American business, we expect a significant decline in the amount of premiums as well as significant shifts in the geographic and line of business distributions of premiums that we write going forward as compared to our historical performance.

Overview

Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

We offer a broad range of traditional non-life and life reinsurance products as well as “non-traditional” solutions to help our target clients efficiently manage capital and risks. In non-life reinsurance, our lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services, which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering, which date represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, we placed our US operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. See “Item 4. — Information on the Company — B. Business Overview — Ratings”. We will, however, offer reinsurance for attractive US-originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. Converium Reinsurance (North America) Inc. (“CRNA”) was placed into orderly run-off and we are seeking to commute CRNA’s liabilities wherever appropriate (see Note 3 to our 2004 consolidated financial statements).

As a result of ratings downgrades, it was necessary to re-evaluate our global strategy to optimize shareholder value. See “Item 4. — Information on the Company — B. Business Overview — Our Strategy”. The decision to place CRNA into run-off and to transfer the underwriting of North American non-life business to Zurich will result in a reduction of gross premiums written of North American originated business of approximately $1.0 billion for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Specialty Lines. We also expect additional reductions in other parts of our business. Based on the January 1 renewal period, Converium’s renewable non-life premium income was reduced by approximately $727.4 million, or 37% as compared to 2004. Based on this development, Converium’s gross premiums written in 2005 are expected to reach approximately $2.0 billion

During 2004 our business was organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance; which are based principally on lines of business. The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT. We believe that this structure provides a higher degree of transparency, accountability and management control. See “Item 4. — Information on the Company — B. Business Overview” for discussion regarding the reorganization of our segment structure in the first quarter of 2005.

We prepare segregated financial information for each of our operating segments. In the future, we plan to continue conducting our business and measuring our financial and operating performance based on these segments.

We derive our revenues principally from:

•	premiums from our non-life and life reinsurance and insurance businesses;

•	investment income and investment gains from our portfolio of invested assets, net of investment expenses; and

•	interest on premium and loss deposits withheld by our clients.

Our costs and expenses principally consist of:

•	losses and loss adjustment expenses, which include:

•	non-life reinsurance and insurance losses and loss adjustment expenses;

•	death and other life reinsurance benefits;

•	operating and administration costs, which include:

•	treaty and individual risk underwriting acquisition costs, commonly referred to as commissions;

•	overhead costs, predominantly consisting of salaries and related costs;

•	interest expenses; and

•	income taxes.

Our profitability depends to a large extent on:

•	the quality of our underwriting and pricing;

•	the level of incurred losses and commissions;

•	the timing of loss and benefit payments;

•	our ability to earn appropriate yields on our investment portfolio;

•	our ability to manage operating and administration costs; and

•	our ability to efficiently and effectively manage risk, including retrocessions.

When reviewing our financial statements, there are certain business characteristics that affect the reporting of our results. The most significant factors are set forth below.

Critical Accounting Policies

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in our financial and operating environment could influence the accounting estimates that support our financial statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

Non-life loss and loss adjustment reserves

We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. If a contract is commuted, we reduce loss and loss adjustment expense carried on our balance sheet and record a gain or loss for the difference between loss and loss adjustment expense carried on our balance sheet and the commutation payment. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

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

Premiums

When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. The new process mechanically derives the accrued written and earned premium from our ultimate premium estimates for a period of two years after the expiration of the underlying direct policy. Following this, the cedent’s actual reported premiums are used.

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

Reinsurance recoverables

We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense. See Note 27 to our 2004 consolidated financial statements for additional information regarding retrocessional risk management.

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

Invested assets

The majority of our fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which we have the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities, which we buy with the intention to resell in the near term, are classified as trading and are carried at fair value. Unrealized gains or losses on investments carried at fair value, except those designated as trading are recorded in other comprehensive income, net of deferred income taxes.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, that exceed 50% regardless of the period of decline or any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Income taxes

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities using enacted local income tax rates and laws. In addition, a deferred tax asset is established for net operating loss carryforwards. We have significant net operating loss carryforwards that we can use to offset future taxable income. Realization of the deferred tax asset related to these carryforwards is dependent upon generating sufficient taxable income within specified future periods. We establish a valuation allowance against our deferred tax asset based upon our assessment if it is more than likely than not that some or the entire deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate value of the deferred tax asset, we must make judgments about our ability to recognize the benefit of the asset over time, including our ability to utilize the net operating loss carryforwards. In the event that we are unable to realize a deferred tax asset, net income would be adversely affected to the extent a valuation allowance has not been established.

Goodwill and Other Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets” prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium’s financial condition or results of operations.

SFAS No. 142 requires that goodwill and other intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill and other intangible assets impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Upon application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002.

Investment Results

Investment results are an important part of our overall profitability. Our net investment income increased $78.6 million, or 33.7% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth; in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds

Withheld Asset is due to the declining asset balance. See “Item 4. Information on the Company – B. Business Overview – Investments – Funds Withheld Asset”. Our net investment income decreased $18.8 million, or 7.5%; for 2003 as compared to 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows. Our average annualized net investment income yield (pre-tax) was 3.8% for the year ended December 31, 2004 as compared to 3.3% and 4.3% for the same periods in 2003 and 2002, respectively.

We recorded net realized capital gains of $46.5 million and $18.4 million for the years ended December 31, 2004 and 2003, respectively. The 2004 amount includes pre-tax net realized capital gains associated with the sale of equity securities to adjust our asset allocation. Impairment charges of $6.2 million are included in the pre-tax net realized capital gains in 2004 as compared to $27.4 million in 2003. Included in the impairment charges for 2004 were $2.5 million related to our equity securities portfolio, $3.0 million related to our real estate portfolio and $0.7 million related to other investments. In 2002, we recorded pre-tax net realized capital losses of $10.3 million. Included in this amount are gains on the restructuring of the fixed maturities portfolio of $62.9 million, offset by losses on the restructuring of the equity portfolio of $48.2 million, losses realized on the sale of WorldCom fixed income investments of $15.8 million and impairment charges of $48.3 million.

We recorded $6.2 million, $27.4 million and $48.3 million of impairment charges during 2004, 2003 and 2002, respectively. See “Item 4. Information on the Company – B. Business Overview – Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.

The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2004, 2003 and 2002.

	Net Investment Income and Net Realized and Unrealized Capital Gains (Losses)
	Year Ended December 31,
	2004			2003			2002
	Net		Realized	Net		Realized	Net		Realized
	Investment	Pre-tax	gains	Investment	Pre-tax	gains	Investment	Pre-tax	gains
	Income	yield	(losses)	Income	yield	(losses)	Income	yield	(losses)
				($ millions, except percentages)
Fixed maturity securities	$201.3	2.5%	$5.7	$121.0	3.0%	$34.5	$132.7	4.6%	$88.0
Equity securities	11.5	0.1	48.0	11.4	1.7	(16.1)	14.5	2.4	(101.2)
Funds Withheld Asset / Zurich Financing Agreement	75.1	0.9	—	85.6	5.4	—	81.1	5.3	—
Short-term and other	37.0	0.5	(7.2)	26.0	3.8	—	35.4	4.5	2.9
Less investment expenses	(13.3)	—		(11.0)	—		(11.9)	—

Total	311.6	3.8		233.0	3.3		251.8	4.3
Net realized capital gains (losses)	46.5			18.4			(10.3)

Net investment income and net realized capital gains (losses)	358.1	4.4		251.4	3.5		241.5	4.1

Change in net unrealized gains (losses)	(25.1)			154.2			(109.0)
Total investment return	$333.0	4.1%		$405.6	5.7%		$132.5	2.2%

Our average net investment income yield was 3.8% for the year ended December 31, 2004, as compared to 3.3% and 4.3% for the same periods in 2003 and 2002, respectively.

Our average annualized total investment income yield (pre-tax) was 4.4% for the year ended December 31, 2004 as compared to 3.5% and 4.1% for the same periods in 2003 and 2002, respectively. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yields were positively impacted by the increase in realized gains in 2004 resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. We paid fees in the amount of $11.6 million, $8.0 million and $6.1 million to our asset managers and custodians in 2004, 2003 and 2002, respectively, including other investment-related costs.

Our average annualized total investment return (pre-tax) was 4.1% for the year ended December 31, 2004 as compared to 5.7%, and 2.2% for the same periods in 2003 and 2002, respectively. The total investment return includes the effect of pre-tax net unrealized gains and losses. The return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets in 2004. In 2003, we had an increase in net unrealized capital gains of $94.5 million as a result of the strong recovery of the stock markets. The average total investment return in 2002 included the effect of foreign currency on the change in net unrealized capital gains and losses of $(50.3) million, lowering the return by 0.8%. As of 2003 and forward, the currency effect on the change in net unrealized capital gains and losses was directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return.

Restructuring Costs

The placement of CRNA into orderly run-off and the ratings downgrades resulted in a reduction of premium volume and subsequently the need to reduce the global cost base going forward. As a result, Converium notified certain of its employees that their employment would be terminated. For the year ended December 31, 2004, $2.7 million in restructuring costs has been expensed primarily due to the costs associated with these severance plans. As a result of the transition to a run-off entity in North America, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005. Office space in Zurich is also under review. Associated costs will be recorded as restructuring costs.

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

As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense and changes in our valuation allowance, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

As a result of the developments of 2004, we established a full valuation allowance against the net deferred tax balances previously recorded at CRNA of $269.8 million and a valuation allowance on the net operating losses carried forward at Converium AG of $19.9 million. For further information about our income tax expenses, see Note 13 to our 2004 consolidated financial statements.

Regulatory and Legislative Environment

Our business is subject to regulation in all of the jurisdictions in which we operate. Regulation includes compliance with applicable laws covering operating and reporting requirements, monitoring of solvency and reserves and asset valuation. Changes in government policy or taxation also may affect our results of operations. In addition, political, judicial and legislative developments could broaden the intent and scope of coverage of existing policies written by our clients, which may result in additional liabilities for reinsurers. See “Item 4. — Information on the Company — B. Business Overview — Regulation”.

Review of Certain of our Reinsurance Transactions

Ongoing investigations of the insurance and reinsurance industry and certain insurance and reinsurance products are being conducted by U.S. regulators and governmental authorities, including the Securities and Exchange Commission and the New York Attorney General.

On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appears likely that such an agreement or understanding with Axa Re Finance was made in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities a nd Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA.

In view of the industry investigations and the events relating to MBIA described above, we have engaged counsel to assist us in a review and analysis of certain of our reinsurance transactions, including the MBIA transactions. We are fully cooperating with the governmental authorities in connection with their investigation. The impact of our ongoing review and analysis and the ongoing regulatory investigations on us is uncertain, and there can be no assurance as to whether or not the outcome of such investigations will have a material impact on Converium.

Results of Operations

The table below presents summary income statement data for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
		($ millions)
Revenues:
Gross premiums written	$3,840.9	$4,223.9	$3,535.8

Net premiums written	$3,553.0	$3,827.0	$3,322.2

Net premiums earned	$3,685.1	$3,676.5	$3,165.5
Net investment income and net realized capital gains (losses)	358.1	251.4	241.5
Other (loss) income	(2.6)	2.7	(1.2)

Total revenues	4,040.6	3,930.6	3,405.8

Benefits, losses and expenses:
Losses, loss adjustment expenses and life benefits	(3,263.1)	(2,674.2)	(2,492.0)
Underwriting acquisition costs	(842.5)	(803.2)	(666.7)
Other operating and administration expenses	(217.9)	(197.8)	(173.3)
Interest expense	(33.1)	(31.0)	(16.4)
Impairment of goodwill	(94.0)	—	—
Amortization of intangible assets	(9.9)	—	—
Restructuring costs	(2.7)	—	—

Total benefits, losses and expenses	(4,463.2)	(3,706.2)	(3,348.4)

(Loss) income before taxes	(422.6)	224.4	57.4

Income tax (expense) benefit	(338.2)	(39.3)	49.4

Net (loss) income	$(760.8)	$185.1	$106.8

During 2004, there were several items that resulted in measurable effects on our financial results. These items include (i) the strengthening of prior years’ reserves, (ii) adjustments of premium accruals and associated loss and underwriting expenses, (iii) adjustment of retrocessional recoveries to reflect gross loss developments, and (iv) commutations, which collectively resulted in a net impact on the technical result of $581.3 million. In addition, we established a full valuation allowance against the net deferred tax balances previously recorded at CRNA of $269.8 million and a valuation allowance on the net operating losses carried forward at Converium AG of $19.9 million, and recorded an impairment of goodwill of $94.0 million.

The table below shows the reconciliation between pre-tax results and pre-tax operating results. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment.

Pre-Tax Operating (Loss) Income	Year Ended December 31,
	2004	2003	2002
		($ millions)
(Loss) income before taxes	$(422.6)	$224.4	$57.4
Net realized capital gains (losses)	46.5	18.4	(10.3)
Impairment of goodwill	(94.0)	—	—
Amortization of intangible assets	(9.9)	—	—
Restructuring costs	(2.7)	—	—

Pre-tax operating (loss) income	$(362.5)	$206.0	$67.7

Net (loss) income	$(760.8)	$185.1	$106.8

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Converium Consolidated Net (Loss) Income

For the year ended December 31, 2004 we reported a net loss of $760.8 million versus net income of $185.1 million for the same period in 2003. The decline is primarily due to the impact of those items as described above, in addition to losses related to the natural catastrophes that occurred in 2004.

We reported a pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, impairment of goodwill, amortization of intangible assets and restructuring costs) of $362.5 million for the year ended December 31, 2004, a decrease of $568.5 million as compared to the same period in 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment and restructuring costs.

For the year ended December 31, 2004, gross premiums written decreased 9.1%, net premiums written decreased 7.2% and net premiums earned increased 0.2%. The reduction in gross and net premiums written primarily resulted from clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates, as described below. Despite the decrease in premiums, there still remained some growth across lines of business within the Specialty Lines segment as well as in the Life & Health Reinsurance segment resulting from overall market conditions and new client relationships.

Adjustments of ultimate premium estimates: During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of $219.8 million; after reflecting the impact on accrued underwriting expenses of $16.5 million and losses of $206.4 million, the impact of these adjustments on the technical result was $3.0 million.

Our non-life combined ratio was 118.2% for the year ended December 31, 2004 as compared to 97.9% for the same period in 2003. Reserve actions and natural catastrophes in 2004 increased the combined ratio by 17.3 points and 4.8 points, respectively for the year ended December 31, 2004.

We recorded net realized capital gains of $46.5 million and $18.4 million for the years ended December 31, 2004 and 2003, respectively. The 2004 amount includes pre-tax net realized capital gains associated with the sale of equity securities to adjust our asset allocation. Impairment charges of $6.2 million are included in the pre-tax net realized capital gains in 2004 as compared to $27.4 million in 2003. Included in the impairment charges for 2004 were $2.5 million related to our equity securities portfolio, $3.0 million related to our real estate portfolio and $0.7 million related to other investments.

Our effective tax rate was 80.0% for the year ended December 31, 2004 as compared to 17.5% for the same period in 2003. The 2004 consolidated income tax expense reflects an additional expense of $289.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at CRNA ($269.8 million) and a valuation allowance on the net operating losses carried forward at Converium AG ($19.9 million).

Converium Consolidated Premiums

Net premiums written decreased for the year ended December 31, 2004 over the same period in 2003 largely due to premium reductions resulting from clients exercising their rights of special termination under various reinsurance contracts, as described below, adjustments of ultimate premium estimates, and a reduction of reinsurance recoverables of $12.0 million. For the year ended December 31, 2004, Standard Property & Casualty Reinsurance decreased by $190.6 million or 11.6% and Specialty Lines decreased by $153.8 million or 8.5%. Despite this, net premiums written in the Life & Health Reinsurance segment grew by $70.4 million or 19.1%. We retained 92.5% and 90.6% of our gross premiums written for the year ended December 31, 2004 and 2003, respectively.

Special terminations: Many reinsurance contracts include a ratings or statutory surplus level provision. Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. As a result of the rating agencies’ actions and the reduction in surplus due to the reserve strengthening, contracts with an estimated ultimate premium income of $508.8 million were triggered in the second half of 2004. This resulted in an estimated impact on gross premiums written of $(114.5) million for the second half of 2004.

As of December 31, 2004, Converium’s reserves for unearned premiums, gross were $1,312.3 million, which relates to business primarily written in 2003 and 2004, and is expected to materially earn out in 2005. The earn out of these reserves for unearned premiums and the reduced non-life premium income of the January 1, 2005 renewal period, are expected to result in a reduction of reserves for unearned premiums in future periods.

For the year ended December 31, 2004, based on stable exchange rates, gross premiums written decreased by 13.1%, net premiums written decreased by 11.5%, and net premiums earned decreased by 4.3%.

Converium Consolidated Net Investment Income and Net Realized Capital Gains (Losses)

Investment results are an important part of our overall profitability. Our net investment income increased $78.6 million, or 33.7% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance.

Our average annualized total investment income yield (pre-tax) was 4.4% for the year ended December 31, 2004 as compared to 3.5% for the same period in 2003. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yields were positively impacted by the increase in realized gains in 2004 resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. We paid fees in the amount of $11.6 million and $8.0 million to our asset managers and custodians in 2004 and 2003, respectively, including other investment-related costs.

Our average annualized total investment return (pre-tax) was 4.1% for the year ended December 31, 2004 as compared to 5.7% for the same period in 2003. The return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets in 2004. In 2003, we had an increase in net unrealized capital gains of $94.5 million as a result of the strong recovery of the stock markets. As of 2003 and forward, the currency effect on the change in net unrealized capital gains and losses was directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return.

We recorded $6.2 million and $27.4 million of impairment charges during 2004 and, 2003, respectively.

Converium Consolidated Other (Loss) Income

Other loss for the year ended December 31, 2004 was $2.6 million as compared to other income of $2.7 million in 2003. Other loss for 2004 includes an amount of $20.0 million for a retroactive stop-loss retrocession cover from National Indemnity

Company, offset by a reduction of $9.6 million in the bad debt provision related to the U.S. Life Insurance Company settlement (see Notes 21 and 26 to our 2004 consolidated financial statements). Other (loss) income components also include interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Converium Consolidated Losses, Loss Adjustment Expenses and Life Benefits

Our losses, loss adjustment expenses and life benefits incurred and non-life loss ratio increased for the year ended December 31, 2004 as compared to the same period in 2003, mainly due to the development of prior years’ loss reserves, as described below. In addition, the impact of the hurricanes, typhoons and the tsunami in 2004 added $154.5 million of incurred losses, or 4.8 points to the 2004 loss ratio.

Development of prior years’ reserves: Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Since 2000, Converium has recorded a total of $868.2 million of additional net provisions on prior years’ non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million; 2003: $(31.3) million; and 2004: $562.0 million).

During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by $562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. While we believe that we have fully addressed this issue through our reserving actions, volatility is expected to persist for some time.

In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of $73.5 million primarily related to adverse developments of General Third Party Liability ($116.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (non-life) ($8.1 million), which was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of $488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.3 million), and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million), and Credit & Surety ($3.8 million).

In 2003, the positive development of $31.3 million consisted of positive development on Property lines ($113.5 million) and Aviation & Space ($102.2 million), offset by adverse development on Workers’ Compensation and Professional Liability and other Special Liability lines ($120.3 million) and the Motor and General Third Party Liability lines ($64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

Commutations: Based on the developments of 2004, we placed our US reinsurance operations into run-off and started to implement and execute a commutation strategy. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. As of December 31, 2004, we agreed upon commutations with primarily North American cedents regarding gross loss reserves of $545.8 million that resulted in a cash outflow of $526.8 million.

Guaranteed Minimum Death Benefit (GMDB) business: For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003 and 2002, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million, respectively. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to $635.5 million at December 31, 2004 from $809.7 million at December 31, 2003.

Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the

Specialty Lines segment. Related to this business, we had net premiums written of $404.5 million and $341.8 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $73.2 million and $126.0 million in 2004 and 2003, respectively.

Impact of property catastrophe losses: We reported the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us for our proportional and non-proportional property catastrophe business: hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean ($154.5 million) in 2004 and Typhoon Maemi ($15.4 million) and the Algerian earthquake ($10.6 million) in 2003.

September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were $289.2 million, coming primarily from our aviation and Property lines of business. The remainder of the losses were from our Workers’ Compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss adjustment expenses by $8.7 million, but as our losses are capped at $289.2 million by Zurich Financial Services, as described above, this ruling did not have an effect on our net loss position. In 2004 and 2003 there was no additional development in net reserves for the September 11th terrorist attacks.

Asbestos and environmental exposures: As of December 31, 2004 and 2003, we had reserves for environmental impairment liability and asbestos-related claims of $49.2 million and $45.8 million, respectively. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.6 years at December 31, 2004 and 2003.

Converium Consolidated Underwriting Acquisition Costs

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased for the year ended December 31, 2004 as compared to the same period in 2003. The underwriting expense ratio was relatively stable in 2004 as compared to 2003.

Converium Consolidated Operating and Administration Expenses

Operating and administration expenses increased for the year ended December 31, 2004 over the same period in 2003 due to increased expenditures to support the growth in operations, additional costs of $15.7 million related to the retention plans that were rolled out in late 2004 (see Note 15 to our 2004 consolidated financial statements), and the continued weakening of the US dollar. In addition approximately $7.0 million of advisory fees were recorded in conjunction with various corporate strategic initiatives during 2004. The non-life administration expense ratio remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003.

We fully charge the cost of options to operating expense under the fair value approach of SFAS No.123, “Accounting for Stock Based Compensation”, and recorded compensation expense of $10.7 million and $6.1 in 2004 and 2003, respectively.

Converium Consolidated Interest Expense, Goodwill and other intangible assets and Restructuring costs

Interest expense: Interest expense remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003.

Goodwill and other intangible assets: Impairment of goodwill was $94.0 million for the year ended December 31, 2004. Amortization of intangible assets was $9.9 million for the year ended December 31, 2004.

SFAS 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. An impairment charge of $94.0 million was recorded due to the reserving actions taken during 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and the subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA. The goodwill impairment charge represents all the goodwill relating to CRNA.

SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. On October 1, 2004, the useful life of our intangible asset relating to GAUM was reduced to less than one year resulting in an amortization charge of $9.9 million. See Note 8 to our 2004 consolidated financial statements for additional information regarding the reassessment of the useful life related to GAUM.

Restructuring costs: The placement of CRNA into orderly run-off and the ratings downgrades resulted in a reduction of premium volume and subsequently the need to reduce the global cost base going forward. As a result, Converium notified certain of its employees that their employment would be terminated. For the year ended December 31, 2004, $2.7 million in restructuring costs has been expensed primarily due to the costs associated with these severance plans. In addition, as a result of the global restructuring, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005. Office space in Zurich is also under review. Associated costs will be recorded as restructuring costs.

Converium Consolidated Income Tax Expense

Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of $289.7 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA and a valuation allowance against the net operating losses carried forward at Converium AG. The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland.

As required under SFAS 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s net deferred tax assets to reflect the continued net loss position of CRNA. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire. In addition, Converium AG presents deferred taxes for timing differences only. Future positive income will offset against net operating losses carried forward and will not cause any income taxes except changes in timing differences.

As of December 31, 2004, Converium’s valuation allowance on deferred tax assets was $711.9 million, comprising net operating losses carried forward ($571.7 million), loss reserve discount ($110.2 million) and other temporary differences, net ($30.0 million). As of December 31, 2003, the valuation allowance was $47.9 million, all of which related to net operating losses carried forward.

As of December 31, 2004, Converium has total net operating losses carried forward of $2,512.5 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2010 through 2011, respectively.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Converium Consolidated Net Income

Converium reported net income of $185.1 million for the year ended December 31, 2003, an improvement of $78.3 million as compared to net income of $106.8 million for 2002. The increase was due to continued improvements in the non-life underwriting results, as well as pre-tax net realized capital gains in 2003 versus pre-tax net realized capital losses in 2002. Developments on our Guaranteed Minimum Death Benefit (GMDB) book were offset by an overall improved non-life combined ratio.

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

The increases in non-life net premiums written predominately reflected the continued improved market conditions, new client relationships in certain key markets and the expansion of shares of business with existing clients. During 2003, we took advantage of growth opportunities in the Standard Property & Casualty Reinsurance segment, where net premiums written grew by $193.4 million, or 13.3% for the year. This was due to increased penetration in all lines of business, but predominantly within Property and Motor. For the year eneded December 31, 2003, the Specialty Lines segment grew by $256.6 million or 16.5% compared with 2002, driven by strong growth in Agribusiness, Workers’ Compensation, Credit & Surety, and Professional Liability and other Special Liability lines. The Life & Health Reinsurance segment grew by $54.8 million or 17.4%, driven by growth in Accident and Health business in North America and in Continental Europe.

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

Our average total investment income yield was 3.5% for the year ended December 31, 2003, as compared to 4.1% for the same period in 2002. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). The decrease in yield in 2003 was due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase. We paid fees in the amount of $8.0 million and $6.1 million to our asset managers and custodians in 2003 and 2002, respectively, including other investment related costs.

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

Converium Consolidated Losses, Loss Adjustment Expenses and Life Benefits

Our losses, loss adjustment expenses and life benefits incurred increased $182.2 million, or 7.3%, in 2003 versus an increase of $191.5 million, or 8.3%, in 2002. The non-life loss and loss adjustment expense ratio was 71.5% in 2003 as compared to 78.2% in 2002. Our reported losses, loss adjustment expenses and life benefits were impacted by the following loss events:

Net reserve development: In 2003, there was $31.3 million net positive development on prior years’ loss reserves, consisting of positive development of $49.4 million in the Standard Property & Casualty Reinsurance segment, offset by $18.1 million of adverse development in the Specialty Lines segment. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business was broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

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

Guaranteed Minimum Death Benefit (GMDB) Business: In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million in 2003 and 2002, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively. Although Converium felt, as of December 31, 2003 that its carried reserves for its GMDB exposure were adequate, it exercised the call option it negotiated in the third quarter of 2003 to access additional reinsurance protection of up to $75.0 million. This decision was made in light of the then current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection was expected to be less than $0.5 million per year. Based on information available at the time, Converium felt this additional reinsurance protection adequately addressed potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models.

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

Impact of property catastrophe business: As of December 31, 2003, a substantial portion of our property catastrophe business was written on an excess of loss basis. Related to this business, we had gross premiums written of $194.7 million and $172.9 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of $74.4 million and $60.4 million in 2003 and 2002, respectively. Included in the net technical results were the following large natural catastrophe losses, defined as those in excess of $10.0 million or more of net incurred losses to us: Typhoon Maemi ($15.4 million) and the Algerian Earthquake ($10.6 million) in 2003 and the European floods in 2002 ($51.1 million).

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

During 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services Group (“ZFS”). In 2003 and 2002, the ultimate losses related to Enron declined $17.2 million and $5.2 million, respectively.

Converium Consolidated Underwriting Acquisition Costs

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased $136.5 million, or 20.5%, in 2003 versus an increase of $158.6 million, or 31.2%, in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2003 and 2002 was 22.0% and 21.1%, respectively.

Converium Consolidated Operating and Administration Expenses

Operating and administration expenses increased 14.1% in 2003 and 18.4% in 2002. These increases primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the strengthening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio remained stable at 4.4% in 2003 and 2002. This was due to continued strong premium growth relative to the growth in expenses.

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

Converium Consolidated Income Tax (Expense) Benefit

Our income tax (expense) benefit was $(39.3) million and $49.4 million for the years ended December 31, 2003 and 2002, respectively. Our effective tax rate for 2003 was 17.5%, compared to a benefit of 86.1% in 2002. The 2002 consolidated tax benefit reflected a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carried forward.

Converium Consolidated Combined Ratios

Our combined ratio was 94.9% in 2003 and 102.9% in 2002. The improvement in the combined ratio was largely the result of overall solid results in the Property line of business, as 2003 was absent of any major catastrophe activity.

Results of Operations by Operating Segment

In 2004, Converium’s business was organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. See “Item 4. — Information on the Company — B. Business Overview” for discussion regarding the reorganization of our segment structure in the first quarter of 2005.

During 2004, there were several items that resulted in measurable effects on Converium’s financial results. These items include (i) the strengthening of prior years’ reserves, (ii) adjustments of premium accruals and associated loss and underwriting expenses, (iii) adjustment of retrocessional recoveries to reflect gross loss developments, and (iv) commutations, which collectively resulted in a net impact on the technical result of $581.3 million. In addition, we established a full valuation allowance against the net deferred tax balances previously recorded at CRNA of $269.8 million and a valuation allowance on the net operating losses carried forward at Converium AG of $19.9 million, and recorded an impairment of goodwill of $94.0 million. The following table compares Converium’s segment results for the years ended December 31, 2004, 2003, and 2002 and reconciles segment results to (loss) income before taxes:

	Year Ended December 31,
	2004	2003	2002
	($ millions)
Segment (loss) income:
Standard Property & Casualty Reinsurance	$(12.5)	$183.7	$55.8
Specialty Lines	(245.2)	115.2	56.0
Life & Health Reinsurance	15.4	(11.9)	(6.5)
Corporate Center	(38.0)	(34.3)	(30.3)

Total segment (loss) income	(280.3)	252.7	75.0
Other (loss) income	(2.6)	2.7	(1.2)
Interest expense	(33.1)	(31.0)	(16.4)
Impairment of goodwill	(94.0)	—	—
Amortization of intangible assets	(9.9)	—	—
Restructuring costs	(2.7)	—	—

(Loss) income before taxes	(422.6)	224.4	57.4
Income tax (expense) benefit	(338.2)	(39.3)	49.4

Net (loss) income	$(760.8)	$185.1	$106.8

Non-Life

The table below presents information regarding results of operations of our non-life business for the years ended December 31, 2004, 2003 and 2002. This information is further discussed on a segment basis below.

	Year Ended December 31,
	2004	2003	2002
	($ millions, except ratios)
Revenues:
Gross premiums written	$3,394.9	$3,817.4	$3,192.6

Net premiums written	$3,113.1	$3,457.5	$3,007.5

Net premiums earned	$3,251.2	$3,293.5	$2,854.7
Net investment income and net realized capital gains (losses)	328.4	233.9	223.4

Total revenues	3,579.6	3,527.4	3,078.1

Losses and expenses:
Losses and loss adjustment expenses	(2,935.7)	(2,354.6)	(2,231.9)
Underwriting acquisition costs	(744.7)	(723.2)	(602.7)
Other operating and administration expenses	(156.9)	(150.7)	(131.7)

Total losses and expenses	(3,837.3)	(3,228.5)	(2,996.3)

Segment (loss) income	$(257.7)	$298.9	$111.8

Ratios:
Loss ratio	90.3%	71.5%	78.2%
Underwriting expense ratio	22.9%	22.0%	21.1%
Administration expense ratio	5.0%	4.4%	4.4%
Combined ratio	118.2%	97.9%	103.7%

Standard Property & Casualty Reinsurance

The table below presents information regarding the results of operations of our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	($ millions, except ratios)
Revenues:
Gross premiums written	$1,617.6	$1,795.4	$1,542.3

Net premiums written	$1,455.0	$1,645.6	$1,452.2

Net premiums earned	$1,552.0	$1,629.9	$1,396.7
Net investment income and net realized capital gains (losses)	142.3	101.5	98.1

Total revenues	1,694.3	1,731.4	1,494.8

Losses and expenses:
Losses and loss adjustment expenses	(1,246.1)	(1,113.6)	(1,065.0)
Underwriting acquisition costs	(376.8)	(363.1)	(310.4)
Other operating and administration expenses	(83.9)	(71.0)	(63.6)

Total losses and expenses	(1,706.8)	(1,547.7)	(1,439.0)

Segment (loss) income	$(12.5)	$183.7	$55.8

Ratios:

	Year Ended December 31,
	2004	2003	2002
	($ millions, except ratios)
Loss ratio	80.3%	68.3%	76.3%
Underwriting expense ratio	24.3%	22.3%	22.2%
Administration expense ratio	5.8%	4.3%	4.4%
Combined ratio	110.4%	94.9%	102.9%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Standard Property & Casualty Reinsurance Segment (Loss) Income

Standard Property & Casualty Reinsurance reported a segment loss of $12.5 million in 2004 as compared to segment income of $183.7 million in 2003. The segment loss in 2004 was primarily attributable to the following:

•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of $57.6 million in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Standard Property & Casualty Reinsurance segment’s net premium written was further affected by adjustments of ultimate premium estimates in the amount of $119.3 million resulting from a change in estimate due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004, as well as additional expenses of $18.8 million for catastrophe protection.

•	Hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean impacted results negatively by $154.5 million and added 4.8 points to the consolidated loss ratio.

•	The development of prior years’ reserves of $73.5 million primarily related to adverse developments of General Third Party Liability ($116.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (assumed from non-life insurers) ($8.1 million), and was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($60.5 million) which also included the impact of whole account retrocessions.

•	Slightly offsetting the results for 2004 was the increase in investment results due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risk during 2004.

Standard Property & Casualty Reinsurance Premiums

For the year ended December 31, 2004, gross premiums written decreased 9.9% to $1,617.6 million, net premiums written decreased 11.6% to $1,455.0 million and net premiums earned decreased 4.8% to $1,552.0 million. Adjustments of ultimate premium estimates resulted in a decrease in net premiums written and earned in the amount of $119.3 million; after reflecting for accrued underwriting expenses ($18.1 million) and losses ($101.1 million), the impact of these adjustments of ultimate premium estimates on the technical result was ($0.1) million.

For the year ended December 31, 2004, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:

•	Motor, which decreased by 0.8% or $3.7 million to $484.8 million, due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written in North America due to the ratings agencies’ actions. These decreases were mostly offset by growth in Western Europe;

•	Property, which decreased by 26.1% or $205.3 million to $581.7 million, due to cedents in North America exercising special termination clauses as well as a restructuring of a specific treaty; and

•	Personal accident (non-life), which decreased by 22.8% or $8.0 million to $27.1 million, due to the cancellation of a major contract.

These decreases were offset by an increase in net premiums written within the General Third Party Liability line of business, which increased by 7.9% or $26.4 million to $361.4 million as a result of continuing rate increases and new business.

Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)

Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of $142.3 million for the year ended December 31, 2004, an increase of $40.8 million, or 40.1%, compared to net investment income and net realized capital gains of $101.5 million for the same period in 2003. The investment results were positively impacted due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risk during 2004.

Standard Property & Casualty Reinsurance Losses and Loss Adjustment Expenses

Standard Property & Casualty Reinsurance had losses and loss adjustment expenses incurred of $1,246.1 million in 2004, an increase of $132.5 million, or 11.9%, over 2003. The non-life loss and loss adjustment expense ratio was 80.3% in 2004 as compared to 68.3% in 2003.

The development of prior years’ reserves of $73.5 million primarily related to adverse developments of General Third Party Liability ($116.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (assumed from non-life insurers) ($8.1 million), and was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($60.5 million) which also included the impact of whole account retrocessions.

In the latter half of 2004, the Standard Property & Casualty Reinsurance segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of $125.9 million.

Standard Property & Casualty Reinsurance Underwriting Acquisition Costs

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Standard Property & Casualty Reinsurance underwriting acquisition costs increased $13.7 million or 3.8% to $376.8 million. The non-life underwriting expense ratio was 24.3% in 2004 compared to 22.3% in 2003.

Standard Property & Casualty Reinsurance Operating and Administration Expenses

Operating and administration expenses increased $12.9 million or 18.2% to $83.9 million in 2004. The increase primarily arose from costs related to the retention plans that were rolled out in late 2004 and the continued weakening of the US dollar. The non-life administration ratio was 5.8% in 2004 compared to 4.3% in 2003.

Standard Property & Casualty Reinsurance Combined Ratios

Standard Property & Casualty Reinsurance’s combined ratio was 110.4% in 2004 and 94.9% in 2003. The increase in the combined ratio was primarily driven by the adverse development of prior years’ loss reserves as well as losses due to the hurricanes in the US and Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, which added 4.8 points to the loss ratio.

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

For the year ended December 31, 2003, net premium written growth in Standard Property & Casualty Reinsurance by line of business included:

•	Property, increased by 25.7% or $161.0 million to $787.0 million; and

•	Motor, increased by 7.7% or $35.0 million to $488.5 million.

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

Standard Property & Casualty Reinsurance Operating and Administration Expenses

Operating and administration expenses increased 11.6% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the strengthening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.3% in 2003, compared to 4.4% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Standard Property & Casualty Reinsurance Combined Ratios

Standard Property & Casualty Reinsurance‘s combined ratio was 94.9% in 2003 and 102.9% in 2002. The improvement in the combined ratio was largely the result of overall solid results in the Property line of business, as 2003 was absent of any major catastrophe activity.

Specialty Lines

The table below presents information regarding results of operations of our Specialty Lines segment for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	($ millions, except ratios)
Revenues:
Gross premiums written	$1,777.3	$2,022.0	$1,650.3

Net premiums written	$1,658.1	$1,811.9	$1,555.3

Net premiums earned	$1,699.2	$1,663.6	$1,458.0
Net investment income and net realized capital gains (losses)	186.1	132.4	125.3

Total revenues	1,885.3	1,796.0	1,583.3

	Year Ended December 31,
	2004	2003	2002
	($ millions, except ratios)
Losses and expenses:
Losses and loss adjustment expenses	(1,689.6)	(1,241.0)	(1,166.9)
Underwriting acquisition costs	(367.9)	(360.1)	(292.3)
Other operating and administration expenses	(73.0)	(79.7)	(68.1)

Total losses and expenses	(2,130.5)	(1,680.8)	(1,527.3)

Segment (loss) income	$(245.2)	$115.2	$56.0

Ratios:
Loss ratio	99.4%	74.6%	80.0%
Underwriting expense ratio	21.7%	21.6%	20.0%
Administration expense ratio	4.4%	4.4%	4.4%
Combined ratio	125.5%	100.6%	104.4%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Specialty Lines Segment (Loss) Income

Specialty Lines reported a segment loss of $245.2 million in 2004 compared to segment income of $115.2 million in 2003. The segment loss in 2004 was primarily attributable to the following:

•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of $50.5 million in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premium written was further affected by adjustments of ultimate premium estimates, net of expenses, in the amount of $100.5 million resulting from a change in estimate due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004.

•	In late 2004, we commuted the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our strategic partnership with the MDU that resulted in a $10.5 million charge.

•	The development of prior years’ reserves of $488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.3 million) and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million) and Credit & Surety ($3.8 million).

•	Slightly offsetting the results for 2004 was the increase in investment results due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.

Specialty Lines Premiums

For the year ended December 31, 2004, gross premiums written decreased 12.1% to $1,777.3 million, net premiums written decreased 8.5% to $1,658.1 million and net premiums earned increased 2.1% to $1,699.2 million. Adjustments of ultimate premium estimates resulted in a decrease in net premiums written and earned in the amount of $100.5 million; after reflecting for accrued underwriting expenses ($(1.7) million) and losses ($105.3 million), the impact of these adjustments of ultimate premium estimates on the technical result was $3.1 million. Included in the adjustments were premium estimate adjustments of the business relationship with a Lloyds’ syndicate, a major client of ours, which resulted in a decrease in net premiums written and earned in the amount of $25.5 million. After reflecting for accrued underwriting expenses ($0.4 million) and losses ($19.0 million), the impact of this specific premium accrual adjustment on the technical result was $(6.1) million.

For the year ended December 31, 2004, the reduction in net premiums written in the Specialty Line segment by line of business included:

•	Workers’ Compensation, which decreased by 27.4% or $85.1 million to $225.8 million, due to the result of lower premium accruals in 2004 related to the 2003 underwriting year based on revised estimated premiums received from a large cedent who reports on a lag, as well as a decrease in run-off premiums from older underwriting years. In addition, there was a reduction of participation on premiums written through the involuntary market with one of our ceding companies;

•	Credit & Surety, which decreased by 27.5% or $64.9 million to $171.1 million, due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written due to the ratings agencies’ actions;

and

•	Professional Liability and other Special Liability, which decreased by 11.1% or $66.3 million to $531.7 million, due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written due to the ratings agencies’ actions.

These decreases were offset by an increase in net premiums written in the Agribusiness line of business, which increased by 41.0% or $36.9 million to $126.9 million. This was mainly the result of new business written, as well as return premium received on a specific contract due to favorable technical results. In addition the Aviation & Space line of business increased by 18.3% or $62.7 million to $404.5 million, which grew as a result of an increased retention in the business underwritten by GAUM.

Specialty Lines Net Investment Income and Net Realized Capital Gains (Losses)

Specialty Lines reported a net investment income and net realized capital gains of $186.1 million for the year ended December 31, 2004, an increase of $53.7 million, or 40.6%, compared to net investment income and net realized capital gains of $132.4 million. The investment results and returns for 2004 were positively impacted by the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.

Specialty Lines Losses and Loss Adjustment Expenses

Specialty Lines losses and loss adjustment expenses increased $448.6 million, or 36.1%, in 2004. The non-life loss and loss adjustment expense ratio was 99.4% in 2004 compared to 74.6% in 2003, an increase of 24.8 percentage points.

The development of prior years’ reserves of $488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.3 million) and Engineering ($12.9 million). These adverse developments in the Specialty lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million) and Credit & Surety ($3.8 million).

In the latter half of 2004, the Specialty Lines segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of $401.3 million.

Specialty Lines Underwriting Acquisition Costs

Underwriting acquisition costs increased $7.8 million, or 2.2%, in 2004. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio remained stable at 21.7% in 2004 as compared to 21.6% in 2003.

Specialty Lines Operating and Administration Expenses

Operating and administration expenses decreased $6.7 million, or 8.4%, in 2004. The main driver for the decrese was the reduction in net premiums written for 2004 as compared to the 2003. The non-life administration ratio was stable at 4.4% in 2004 and 2003.

Specialty Lines Combined Ratios

Specialty Lines combined ratio was 125.5% in 2004 and 100.6% in 2003. The increase in the combined ratio was largely the result of prior years’ loss reserve development.

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

For the year ended December 31, 2003, net premium written growth in Specialty Lines by line of business included:

•	Professional Liability and other Special Liability, which increased by 11.4% or $61.1 million to $598.0 million, as a result of the improving directors and officers market in the United States and new business written in North America and sourced through the London broker market;

•	Workers’ Compensation, which increased by 40.9% or $90.3 million to $310.9 million, as a result of the renewal of a large program in 2003;

•	Credit & Surety, which increased by 17.9% or $35.9 million to $236.0 million; and

•	Agribusiness, which increased by 309.1% or $68.0 million to $90.0 million, reflecting the hardening market that resulted from the exit of several insurers and reinsurers in mid-to-late 2002.

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

Specialty Lines Operating and Administration Expenses

Operating and administration expenses increased $11.6 million or 17.0% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.4% in 2003, compared to 4.4% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Specialty Lines Combined Ratios

Specialty Lines’ combined ratio was 100.6% in 2003 and 104.4% in 2002. The non-life loss ratio improved by 5.4 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement was somewhat offset by an increase of 1.6 percentage points in the underwriting expense ratio in 2003.

Life & Health Reinsurance

The table below presents information regarding results of operations of our Life & Health Reinsurance segment for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	($ millions, except ratios)
Revenues:
Gross premiums written	$446.0	$406.5	$343.2

Net premiums written	$439.9	$369.5	$314.7

Net premiums earned	$433.9	$383.0	$310.8
Net investment income and net realized capital gains (losses)	29.7	17.5	18.1

Total revenues	463.6	400.5	328.9

Losses and expenses:
Losses, loss adjustment expenses and life benefits	(327.4)	(319.6)	(260.1)
Underwriting acquisition costs	(97.8)	(80.0)	(64.0)
Other operating and administration expenses	(23.0)	(12.8)	(11.3)

Total benefits, losses and expenses	(448.2)	(412.4)	(335.4)

Segment income (loss)	$15.4	$(11.9)	$(6.5)

Ratios:
Underwriting expense ratio	22.5%	20.9%	20.6%
Administration expense ratio	5.2%	3.5%	3.6%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Life & Health Reinsurance Segment Income (Loss)

The Life & Health Reinsurance reported a segment income of $15.4 million for the year ended December 31, 2004 as compared to a segment loss of $11.9 million for the same period in 2003. The technical result for the year ended December 31, 2004 was $14.7 million as compared to ($8.0) million for the same period in 2003. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest. The increase in 2004 was primarily attributable to the following:

•	Strong growth in premium volume driven by the expansion of existing reinsurance transactions in Continental Europe and increased shares of current business, which was slightly offset by a decline in premiums due to commutations in the Accident and Health line of business.

•	The termination of the Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts, resulting in a repayment of the non-amortized financing of $36.9 million. The provisions for this termination led to a realization of a profit of $3.4 million in 2004.

•	The development of our Guaranteed Minimum Death Benefit (GMDB) book during 2004 as compared to 2003. In 2003 net reserves were strengthened by $20.5 million, while no actions were required in 2004. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to $635.5 million at December 31, 2004 from $809.7 million at December 31, 2003.

In late 2004, Converium entered into an agreement to terminate its $75.0 million GMDB reinsurance protection purchased in 2003, for an amount of $9.7 million, giving rise to a net cost of the cover for 2004 of $0.1 million. The purpose of this cover was to address the volatility in the United States’ equity markets and potential adverse deviations to other key assumptions such as mortality risks, lapse rate risks and surrenders.

•	The increase was offset by a reduction in premium volume due to clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of $6.4 million in the second half of 2004.

Life & Health Reinsurance Premiums

For the year ended December 31, 2004, gross premiums written increased 9.7% to $446.0 million, net premiums written increased 19.1% to $439.9 million and net premiums earned increased 13.3% to $433.9 million.

For the year ended December 31, 2004, net premiums written growth in the Life & Health Reinsurance segment by line of business included:

•	Life and Disability reinsurance, which increased by 50.2% or $81.3 million to $243.4 million, which grew due to the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business.

This increase was offset by a decrease of 5.3% or $10.9 million in net premiums written to $196.5 million in the Accident and Health line of business due to commutations.

Life & Health Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)

Life & Health Reinsurance reported net investment income and net realized capital gains of $29.7 million for the year ended December 31, 2004, which was higher by $12.2 million, or 69.7%, compared to net investment income and net realized capital losses of $17.5 million for the same period of 2003. The increase was largely due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.

Life & Health Reinsurance Losses, Loss Adjustment Expenses and Life Benefits

Life & Health Reinsurance had losses, loss adjustment expenses and life benefits incurred of $327.4 million, an increase of $7.8 million, or 2.4% for the year ended December 31, 2004.

For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by $20.5 million (to net $56.0 million). As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to $635.5 million at December 31, 2004 from $809.7 million at December 31, 2003.

In the latter half of 2004, the Life & Health Reinsurance segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of $18.6 million.

Life & Health Reinsurance Underwriting Acquisition Costs

Underwriting acquisition costs increased $17.8 million or 22.3% to $97.8 in 2004. This increase is mainly related to the increase in net premiums earned. The underwriting expense ratio was 22.5% in 2004 as compared to 20.9% in 2003.

Life & Health Reinsurance Operating and Administration Expenses

Operating and administration expenses increased $10.2 million or 79.7% to $23.0 million in 2004. The increase primarily arose from increased expenditures to support the growth in operations, additional costs related to the retention plans that were rolled out in late 2004, and the continued weakening of the US dollar. The administration expense ratio was 5.2% in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Life & Health Reinsurance Segment Loss

Life & Health Reinsurance reported segment loss of $11.9 million in 2003 compared to $6.5 million in 2002. The decrease in segment results in 2003 was primarily attributable to the development on a closed block of Guaranteed Minimum Death Benefit (GMDB) business.

The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) in 2003 and $15.6 million in 2002. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively. Although Converium felt, as of December 31, 2003, that its carried reserves for its GMDB exposure were adequate, it exercised the call option it negotiated in the third quarter of 2003, to access additional reinsurance protection of up to $75.0 million. This decision was made in light of the then current volatility and the valuation of the equity markets in the United States. The annual expense associated with this protection was expected to be less than $0.5 million per year. Based on information available at the time, Converium felt this additional reinsurance protection adequately addressed potential adverse deviations to the key assumptions i.e., mortality risks, lapse rate risks, surrenders, and investment risks, such as equity market performance and volatility, incorporated in Converium’s models. In late 2004, Converium entered into an agreement to terminate its $75.0 million GMDB reinsurance protection purchased in 2003, for an amount of $9.7 million.

Life & Health Reinsurance Premiums

For the year ended December 31, 2003, gross premiums written increased 18.4% to $406.5 million, net premiums written increased 17.4% to $369.5 million and net premiums earned increased 23.2% to $383.0 million.

For the year ended December 31, 2003, net premium written growth in the Life & Health Reinsurance segment by line of business included:

•	Accident and Health, which increased by 29.6% or $47.4 million to $207.4 million. This growth primarily resulted from the further development of this line of business, which Converium began to underwrite in North America in 2001, as well as growth of business written in Continental Europe.

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

Life & Health Reinsurance Losses, Loss Adjustment Expenses and Life Benefits

Life & Health Reinsurance had losses, loss adjustment expenses and life benefits incurred of $319.6 million, an increase of $59.5 million, or 22.9%, in 2003. This increase mainly reflects the growth in the underlying business. The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $20.5 million (to net $56.0 million) and $15.6 million in 2003 and 2002, respectively.

Life & Health Reinsurance Underwriting Acquisition Costs

Underwriting acquisition costs increased $16.0 million, or 25.0%, in 2003. This increase is mainly related to the increase in net premiums earned. The underwriting expense ratio was 20.9% in 2003 as compared to 20.6% in 2002.

Life & Health Reinsurance Operating and Administration Expenses

Operating and administration expenses increased $1.5 million, or 13.3%, in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the strengthening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 3.5% in 2003, compared to 3.6% in 2002. This was due to continued strong premium growth relative to the growth in expenses.

Corporate Center

The table below presents information regarding results of operations of our Corporate Center for the years ended December 31, 2004, 2003 and 2002. The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

	Year Ended December 31,
	2004	2003	2002
	($ millions)
Other operating and administration expenses	$(38.0)	$(34.3)	$(30.3)

Segment loss	$(38.0)	$(34.3)	$(30.3)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Corporate Center Operating and Administration Expenses

The Corporate Center reported operating and administration expenses of $38.0 million in 2004, compared to $34.3 million in 2003. The increases primarily arose from consulting costs relating to the 2004 rights offering, expenditures to support the growth in operations and the continued weakening of the US dollar.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Corporate Center Operating and Administration Expenses

The Corporate Center reported operating and administration expenses of $34.3 million in 2003, compared to $30.3 million in 2002. The increases primarily arose from expenditures to support the growth in operations, and the weakening of the US dollar.

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

In the event of local short-term cash requirements, internal loans are available, subject to certain required approvals based on amount.

Liquidity requirements

Our principal cash requirements are for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events, for servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements and payment of dividends to shareholders.

As of December 31, 2004, we reported total investments including cash and cash equivalents, excluding the Funds Withheld Asset, of $7,164.2 million, of which (i) $1,060.8 million were pledged as collateral relating to outstanding letters of credit of $955.7 million of the $1.6 billion Syndicated Letter of Credit Facility, (ii) $704.7 million were pledged as collateral relating to other irrevocable letters of credit, (iii) $109.3 million were pledged primarily as deposits with French cedents, and (iv) $562.1 million were pledged to support Converium-internal reinsurance transactions.

Interest on debt and short-term borrowings was $33.1 million for 2004, $31.0 million in 2003 and $16.4 million in 2002. We had no scheduled debt repayments in 2004, 2003 or 2002. The carrying value of our outstanding debt was $390.9 million at December 31, 2004, $390.6 million at December 31, 2003 and $390.4 million at December 31, 2002.

Liquidity sources

Our principal liquidity sources consist of premiums, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Most of our debt is funded by our businesses from their own cash resources. We have generated combined net cash inflows from operating activities over the last three years. As a reinsurer, our future cash flows are inherently difficult to predict. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement. Under the Quota Share Retrocession Agreement, Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd. (“ZIB”) have the right to prepay to us, in whole or in part, the balance of the Funds Withheld Asset. For more detail on cash flows see “— Capital requirements”.

Dividends from Subsidiaries

As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review, but for 2005 this is not considered a relevant issue as no payment is expected to be made; any dividend payments from CRNA to CHNA requires approval of the regulator of the state of Connecticut (see Note 22 to our 2004 consolidated financial statements).

Debt Outstanding

As of December 31, 2004, we had total debt outstanding with a principal amount of $400.0 million and a carrying amount of $390.9 million. We had no scheduled debt repayments in 2004, 2003, or 2002.

In December 2002, Converium Finance S.A. issued $200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Transactions, for more information see “Item 4. Information on the Company – A. History and Development of Company”, Converium Holdings (North America) Inc. assumed $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes issued originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%. In 2004, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated senior notes of CRNA were funded (i) by corresponding dividends of CRNA with regards to the coupon payment of April 15, 2004; and (ii) by Converium AG with regards to the coupon payment of October 15, 2004, due to the dividend restrictions of CRNA (see Note 22 to our 2004 consolidated financial statements).

In November 2004, Converium AG signed a $1.6 billion, three-year syndicated letter of credit facility from various banks. The facility provides Converium’s non-US operating companies with a $1.5 billion capacity for issuing letters of credit and a $100.0 million liquidity reserve. It replaces the existing $900.0 million letter of credit facility, which was signed in July 2003. As of December 31, 2004, Converium had outstanding letters of credit of $955.7 million under the facility. Investments of $1,060.8 million were pledged as collateral related to the Syndicated Letter of Credit Facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: (i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and (ii) consolidated tangible net worth must remain greater than $1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the company’s credit rating. The maximum amount of this fee is .50%.

In addition to the syndicated letter of credit facility, other irrevocable letters of credit of $639.1 million were outstanding at December 31, 2004 to secure certain assumed reinsurance contracts. Investments of $704.7 million were pledged as collateral related to certain of these letters of credit.

Capital Requirements

As of December 31, 2004, we had total shareholders’ equity of $1,720.2 million ($11.76 per share) compared to $2,083.3 million ($52.38 per share) as of December 31, 2003. This decrease is mainly comprised of the 2004 net loss of $760.8 million, a reduction in net unrealized gains on investments, net of taxes of $28.6 million, and $47.8 million of dividends to shareholders paid in 2004. This decrease was offset by the 2004 rights offering whereby an additional 106,683,245 shares of Converium Holding AG were issued, generating additional shareholders’ equity of $399.1 million, net of underwriting issuance costs of $29.7 million.

Cash Flows	Year Ended December 31,
	2004	2003	2002
	($ millions)
Cash flow data:
Cash provided by operating activities	$224.5	$1,265.3	$870.4
Net cash used in investing activities	(195.3)	(1,327.8)	(1,093.3)
Net cash provided by (used in) financing activities	349.5	(47.2)	179.0
Effect of exchange rate changes on cash and cash equivalents	5.4	29.0	(15.1)

Change in cash and cash equivalents	384.1	(80.7)	(59.0)
Cash and cash equivalents, beginning of period	280.8	361.5	420.5

Cash and cash equivalents, end of period	$664.9	$280.8	$361.5

Cash and cash equivalents increased by $384.1 million to $664.9 million as of December 31, 2004 from $280.8 million as of December 31, 2003. Our cash position increased due to the sale of equity securities and was offset by commutations executed in 2004 that resulted in a cash outflow of $526.8 million. The cash balance was maintained in anticipation of pending cash outflows in connection with commutations.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was $224.5 million for the year ended December 31, 2004 compared to $1,265.3 million and $870.4 million for the years ended December 31, 2003 and 2002, respectively. This represented a decrease of $1,040.8 million, or 82.2% in 2004 versus an increase of $394.9 million, or 45.4% in 2003. This decrease was due to increased claims payment activity, particularly related to the cash outflows for commutations that have taken place during the latter part of 2004, as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company. In addition there was a reduction of new business growth as a result of active cycle management. The increase in 2003 was driven by improved operating performance, including strong premium growth. The 2002 cash flow reflects a $136.7 million reimbursement of reinsurance recoverables in dispute received during 2002.

Cash provided by financing activities in 2004 was primarily due to the proceeds, net of related expenses, received from the 2004 rights offering, offset by the payment of dividends. In 2003, cash used in financing activities was primarily driven by the payment of dividends to shareholders. Cash provided by financing activities in 2002 was due to the issuance of our guaranteed subordinated notes.

The charges in 2004 for reserve strengthening, deferred income taxes, and impairment of goodwill do not have a current impact on cash provided by operating activities. However, future periods may be affected by higher claim payments on those reserves and the run-off of the North American operations, offset by lower tax payments (due to net operating loss carryforwards).

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

We believe that our capital, liquidity and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

New Accounting Standards

We have or will be required to adopt the following new standards in the future:

SFAS 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this statement is not expected to have a material impact on the financial condition or results of operations.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits – an amendment of

FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other post-retirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets.

Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. This statement has been adopted for all of Converium’s plans. See Note 14 to our 2004 consolidated financial statements for additional information.

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (The Medicare Act) was approved in the United States. The Medicare Act expands prescription drug coverage under Medicare. As CRNA’s retiree medical coverage is very limited, the Medicare Act did not have a material impact on the financial condition or results of operations.

FASB Interpretation 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (the “VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, became effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption was permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

We have performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in 2004, to establish whether we are the primary beneficiary of the VIE which issued the securities. Management has concluded that we are not the primary beneficiary of the VIE (see Note 11 to our 2004 consolidated financial statements).

EITF Issue 03-1, “The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments (EITF 03-1)”.

On September 30, the FASB delayed the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF Issue 03-1. The adoption of EITF 03-1 did not have a material impact on the financial condition or results of operations.

     C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES

     Not Applicable

     D. TREND INFORMATION

     See “— A. Operating Results”

     E. OFF-BALANCE SHEET ARRANGEMENTS

     Not Applicable

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payment due by period
		Less than 1			More than
($ thousands)	Total	year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations – Principal	$400,000	—	—	—	$400,000
Long-Term Debt Obligations – Interest	732,750	30,750	61,500	61,500	579,000
Operating Lease Obligations	85,600	13,300	26,500	24,900	20,900
Losses and loss adjustment expenses, gross (1)	8,776,900	2,071,348	2,554,078	1,430,635	2,720,839

Total	$9,995,250	$2,115,398	$2,642,078	$1,517,035	$3,720,739

(1) The company’s unpaid losses and loss expenses represent management’s best estimate of the cost to settle the ultimate liabilities based on information available as of December 31, 2004 and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual claims payments related to these reserves might vary significantly based on many factors including large individual losses as well as general market conditions.

For further detail on our long-term debt principal and interest payments, see Note 12 to our 2004 consolidated financial statements. For further detail on our operating lease payments, see Note 21 to our 2004 consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. Currently it comprises six. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members are non-executive, independent of management, and have never held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and Board members of any other company.

The composition of the Board of Directors includes a cross section by geography and professional experience, as well as a reasonable age distribution. The members of the Board of Directors are elected for a term of office of not more than three years, after which they become eligible for re-election. In the case of an election of a substitute, the new Board member finishes the term of office of the predecessor. The Board of Directors is headed by the Chairman or, following him, the Vice-Chairman. It meets as often as circumstances require, but at least four times per year. In 2004 the Board of Directors met six times physically and held 17 further meetings by way of conference calls. Meetings generally last one day, with Committee meetings preceding Board meetings. Board agendas are set by the Chairman. At each of its meetings the Board of Directors must be informed, through formal reports of the Chief Executive Officer (“CEO”) and the members of the Global Executive Committee, about the course of the business and the activity of the business segments and the Global Executive Committee. In case of important business incidents, the Board of Directors must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board of Directors. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of the Company and its business segments.

The CEO, the Chief Financial Officer (“CFO”) and the General Legal Counsel attend Board meetings on a regular basis. Members of the Global Executive Committee and other executives attend meetings at the Chairman’s invitation. In addition, Board members meet at regularly scheduled sessions without management. Furthermore, teleconferences and meetings between Board members and members of the Global Executive Committee are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his objectives. The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors and as may be necessary with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.

The members of our Board of Directors, their dates of birth, nationality, terms of office and committee memberships as of December 31, 2004 are as follows:

Name	Date of Birth	Nationality	Term Expires in
Peter C. Colombo (Chairman)(1)(2)(4)	June 15, 1934	Swiss	2007
Georg Mehl (Vice-Chairman)(1)(2)(4)	August 11, 1939	German	2006
Terry G. Clarke (1)(2)(3)(5)	October 31, 1941	British	2007
Derrell J. Hendrix (3)	August 9, 1953	American	2007
George G. C. Parker (3)(4)	March 29, 1939	American	2006
Anton K. Schnyder (1)(2)	November 29, 1952	Swiss	2006

Markus Dennler (6)	January 24, 1956	Swiss	2008
Rudolf Kellenberger (6)	April 30, 1945	Swiss	2008

(1)	Member of the Nomination Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

(5)	In connection with his appointment as Chief Executive Officer in February 2005, Mr. Clarke has resigned from all committees of the Board.

(6)	Member elected to the Board of Directors at the Company’s Annual General Meeting on April 12, 2005 in Zug, Switzerland, for a three-year term of office.

Jürgen Förterer resigned from the Board of Directors on September 21, 2004.

Curricula Vitae of the Board members

Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of Directors in 1997. He serves as Deputy Chairman of the Board of Directors of Generali (Schweiz) Holding AG, Zurich, Switzerland, and as a member of the Advisory Board of the Barmenia Group in Wuppertal, Germany. Mr Colombo holds a Bachelor of Social Sciences degree (economics and politics) from the University of Birmingham, England.

Georg Mehl served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001 and in addition as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany, until the end of 2003. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG. Georg Mehl had worked for almost 30 years for the Allianz Group, Hamburg and Munich, Germany. He is Chairman of the Board of Directors of Sektkellerei Schloss Wachenheim AG, Trier, Germany. Mr Mehl also serves as a member of the supervisory or advisory boards of several German financial services and commercial institutions. He graduated from the German Insurance Academy in Cologne, Germany, in 1961.

Terry G. Clarke was a consulting actuary with the Tillinghast Business of Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice prior to retiring at the end of 2001. From 1978 until 1986 Mr Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He has been a member of a number of professional committees both in the United Kingdom and in Continental Europe. Mr Clarke was appointed as Managing Director on September 10, 2004 and since February 24, 2005 has served as Chief Executive Officer of the Company at which point he resigned from all committees of the Board.

Derrell J. Hendrix is the Manager and Chief Executive Officer of The RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its US subsidiary, Insurance Corporation of Hannover). Mr Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at the Bank of Boston. He began his career at Citibank in 1977, and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

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

Anton K. Schnyder served as a full professor for private law at the University of Basel, Switzerland, from 1993 to 2003. As of summer term 2003 he has been appointed to Zurich University as a full professor for private and international as well as comparative law. In 1994 he was appointed Vice President and in 2004 President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group, and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland, in 1978 and received his doctorate degree in 1981, being awarded the Professor-Walther-Hug-Prize for his doctoral thesis. Additionally, he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special adviser to the governments of Switzerland and Liechtenstein for insurance legislation. Currently Professor Schnyder is Chairman of the working party for a revision of the Swiss Insurance Contract Law.

Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational Life & Pensions business. Prior, he was a member of the Corporate Executive Board of Winterthur Insurance (subsidiary of Credit Suisse Group). Mr Dennler studied law at the University of Zurich and graduated in 1982. He received his doctorate degree in 1984 and was admitted to the Bar of Zurich in 1986. Further he attended the International Bankers School in New York and the Harvard Business School (AMP) in Boston. Currently he is a member of the Board of Directors of Swissquote Group and a councilor of the British-Swiss Chamber of Commerce.

Rudolf Kellenberger served as Deputy Chief Executive Officer of Swiss Re from April 1, 2000 until the end of 2004. In this function he dedicated much of his time to tasks within the Corporate Center, in particular in the field of Management Development and E-Business Development. Previously, he served in a series of positions within Swiss Re’s Executive Board assuming responsibilities for the Northern European reinsurance sector and Special Lines and, as of July 1998, taking on the leadership of Swiss Re’s then newly founded Europe division. Mr Kellenberger studied civil engineering at the Federal Institute of Technology (ETH), Zurich, graduating in 1970. He is a member of the Board of Directors of Swiss Life.

The business address for each member of our Board of Directors is Converium Holding AG, Baarerstrasse 8, CH-6300 Zug, Switzerland.

Global Executive Committee

The Board of Directors has delegated the management of Converium to the Global Executive Committee. The Global Executive Committee comprises an executive management team currently with seven members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary, and business segment, and reviewing progress against financial and operating plans as approved by the Board of Directors.

At December 31, 2004 the members of our Global Executive Committee, their dates of birth, nationality and positions held are as follows:

Name	Date of Birth	Nationality	Position Held
Dirk Lohmann	November 8, 1958	German	Chief Executive Officer
Frank Schaar	April 16, 1960	German	Executive Vice President for Standard Property & Casualty Reinsurance
Benjamin Gentsch	April 21, 1960	Swiss	Executive Vice President for Specialty Lines
Christoph Ludemann	January 12, 1956	German	Executive Vice President for Life & Health Reinsurance
Hans Peter Boller	October 25, 1962	German	Chief Risk Officer
Martin Kauer	January 20, 1959	Swiss	Chief Financial Officer
Christian Felderer	January 5, 1954	Swiss	General Legal Counsel

Terry G. Clarke (1)	October 31, 1941	British	Chief Executive Officer
Andreas Zdrenyk (2)	June 5, 1959	Swiss	Chief Financial Officer

(1)	Appointed Chief Executive Officer of the Company as of February 24, 2005.

(2)	Appointed interim Chief Financial Officer of the Company as of February 28, 2005.

Gary Prestia resigned as Chief Technical Officer effective September 10, 2004. Dirk Lohmann took over the responsibilities of the Chief Technical Officer in the interim. On November 4, 2004 Martin Kauer announced his resignation as Chief Financial Officer. The Board appointed Andreas Zdrenyk as interim Chief Financial Officer of Converium following Martin Kauer’s agreed departure on February 28, 2005. Andreas Zdrenyk serves as Converium’s Global Chief Information Officer. A search and recruitment process for Mr Kauer’s replacement is under way. On February 23, 2005 the Board of Directors appointed Terry G. Clarke as Chief Executive Officer and replaced Dirk Lohmann with immediate effect. Mr Clarke continues to be a member of the Board of Directors.

Dirk Lohmann was the Chief Executive Officer of Converium until leaving the Company on February 23, 2005. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operations in Zurich and of its German operating subsidiary, Zürich Rückversicherung (Köln) AG. In July 1998, Mr Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, he held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. He is a non-executive director of GAUM and a director and chairman of MDU, both located in London, United Kingdom. Mr Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

Frank Schaar is the Executive Vice President for Standard Property & Casualty Reinsurance. He joined Zürich Rückversicherung (Köln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is an alternate director of GAUM. Mr Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.

Christoph Ludemann is the Executive Vice President for Life & Health Reinsurance. He joined Converium in September 2002, bringing to the company 20 years’ experience in the reinsurance market. From 1990 until 2002 Mr Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and Austria. Mr Ludemann has a degree in mathematics and insurance economics from the University of Cologne.

Hans Peter Boller is the Chief Risk Officer and an Executive Vice President of Converium. He is responsible for risk management, corporate compliance, pricing, reserving, Asset and Liability Management (ALM) and natural hazard modeling. In the first quarter of 2005, he additionally assumed responsibility for group retrocession and corporate compliance. He joined the company in 1999 as the Chief Actuary for Zurich Re, Zurich. Prior to 1999, he was a consultant with Tillinghast-Towers Perrin. Mr Boller is a fellow of the German Actuarial Society (DAV) and the Swiss Actuarial Society (SAV) as well as a member of the International Actuarial Association (IAA). He serves as Chairman of the Reinsurance Subcommittee of the IAA and was a member of the Risk-Based Capital Solvency Structure Working Party of the IAA, advising the supranational regulatory bodies on actuarial matters. He also serves on the Swiss Solvency Board advising the Swiss Federal Office of Private Insurance. Mr Boller holds a Master’s degree in economics and engineering and a doctorate in actuarial science from the University of Karlsruhe.

Martin Kauer was the Chief Financial Officer and an Executive Vice President of Converium until leaving the Company on February 28, 2005. He served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations from July 1998. From 1996 to 1998 Mr Kauer managed the demutualization of Rentenanstalt/Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, he worked for Union Bank of Switzerland as an investment banker. Mr Kauer holds a degree in economics from the University of Zurich.

Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has 20 years’ experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.

Andreas Zdrenyk is Chief Information Officer of Converium and has been appointed interim Chief Financial Officer of the Company as of February 28, 2005. He joined Zurich Re in 1998 and has gained in-depth insight into the Company’s operations in various functions such as Chief Financial Officer of Converium Zurich and Zurich Re Zurich, respectively, and Head of Internal Audit & Consulting. Prior to joining Zurich Re Mr Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, six years of which as regional Head of Internal Audit North America based in the United States. Mr Zdrenyk, a Swiss citizen, holds a Master’s of Business Administration degree from Cox School of Business (Dallas, USA) and a Master’s of Information Systems/Information Technology degree from the Swiss Association of Commerce (Zurich, Switzerland).

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

The business address for each current member of our Global Executive Committee is Baarerstrasse 8, CH-6300 Zug, Switzerland.

     B. COMPENSATION

Compensation of Directors

     Directors’ fees have been determined to ensure that we can attract and retain high caliber individuals appropriate to serve a global reinsurance organization. We also grant equity-based compensation to our directors.

Board remuneration

In 2003 the Board of Directors reviewed its overall compensation structure in consideration of its increased workload and emphasis on enlarged Committee work and more complex corporate governance rules. Since then the level of compensation remained unchanged. For the office term 2004/2005, basic cash compensation for an ordinary Board member, set at $80,593, includes compensation for membership of one Committee. Board members are entitled to receive equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of $20,148 with a restriction period of three years, and share options equal to a value of $20,148 calculated on the Black-Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership of a second and third Committee:

•	$3,224 for membership of a second Committee

•	$2,418 for membership of a third and any subsequent Committee and additionally,

•	$4,030 if the member holds one or more chairmanships in the Committees.

The remuneration of the Board of Directors is not performance-related.

The table below illustrates the compensation paid to each Board member in 2004. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.

		Shares	Shares held at		Options	Options held
	Cash	allocated in	December 31,		allocated in	at December
Board Member	Compensation	2004	2004 (1)		2004 (2)	31, 2004 (3)

Peter C. Colombo	$130,556	641	3,495		2,172	6,375
Georg Mehl	110,408	534	2,158		1,810	5,172
Terry G. Clarke(4)	128,944	427	1,563		1,448	3,993
Jürgen Förterer(5)	75,698	1,698	2,834		1,448	—
Derrell J. Hendrix	80,590	427	427		1,448	4,249
George G.C. Parker	87,843	427	727	(6)	1,448	4,249
Anton K. Schnyder	83,814	427	427		1,448	4,249

(1)	Includes shares personally bought.

(2)	Options vest immediately, have a term of 10.5 years and an exercise price to equal fair market value at the beginning of the period for which they were granted.

(3)	An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering will be made in early 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-

Scholes value of the option before and after the 2004 rights offering and does not reflect any other decrease in the share price.

(4)	Includes $38,683 for additional professional services as a Board member and does not include Mr Clarke’s compensation as Managing Director of £50,000 per month plus reimbursement of customary expenses.

(5)	Resigned as Board member as of September 21, 2004 and includes pro rata equity compensation for the office term 2004/2005. Options held by Mr Förterer expired on December 29, 2004 due to this resignation.

(6)	427 shares and 600 ADSs.

Until the end of 2004 Converium had retained The RISConsulting Group LLC, of which Mr Hendrix is co-owner and chief executive officer, for certain consulting services. For 2004 Converium paid total fees of $250,000 to RISConsulting Group LLC. Mr Hendrix is also a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested $2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in that entity.

In 2004 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2004 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.

Compensation of Senior Management

Managing Director remuneration

Terry G. Clarke received for his services as Managing Director a remuneration of £50,000 per month plus reimbursement for customary expenses. For 2004, Converium paid Terry G. Clarke GBP 190,909 ($349,822) related to this role. In February 2005, Terry G. Clarke assumed the role of Chief Executive Officer of Converium and at the same time the function of Managing Director was cancelled.

Global Executive Committee remuneration

The Remuneration Committee sets compensation levels for members of the Global Executive Committee and proposes to the Board the remuneration of the Chief Executive Officer.

Compensation for each member of the Global Executive Committee consists of a base salary and an incentive component based on Converium’s and the individual’s performance. The incentive component may vary highly from year to year depending on the achievement of the incentive award targets set annually by the Board of Directors.

The Remuneration Committee determines the awards paid out to the Global Executive Committee.

The performance-based incentive component consists of the annual incentive plan (AIP) and the long-term incentive plan (LTIP). A minimum of 25% of the performance-based compensation paid under the AIP is paid in the form of Converium shares. The LTIP is part of Converium’s executive share ownership program and designed to align the interests of management closely with those of shareholders as well as to encourage stock ownership. 50% of the award paid out under the LTIP is delivered in Converium shares and the other 50% of the award is paid out in non-qualified options.

Total aggregate compensation of all officers of the Global Executive Committee in 2004 was $6.7 million. This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2004, and the estimated value of other compensation-related items. This sum also includes the compensation of Gary Prestia who resigned on September 16, 2004. No severance payment other than the contractual salary and bonus entitlements were made to Gary Prestia.

Richard E. Smith, a former member of the Global Executive Committee, was available as consultant to Converium until December 31, 2004 in exchange for additional compensation of $1.5 million paid in early 2004. As of December 31, 2004, Converium has no other former members of the Global Executive Committee available as consultants to Converium.

Global Executive Committee members held shares and options at the end of December 2004. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. Global Executive Committee members participate in local pension plans. More information about Converium’s employee participation and pension plans is contained in Notes 14 and 15 to our 2004 consolidated financial statements.

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

Share Plan

Converium has adopted a standard stock option plan for our non-US employees, a standard stock purchase plan for our non-US employees, and an omnibus share plan for our US employees. These arrangements, which we refer to collectively as the “Share Plan,” establish the framework by which we grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries are able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.

The shares required under the plans are purchased in the open market.

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

In connection with these plans, we incurred approximately $9.6 million of incentive compensation expense in 2004.

An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering will be made in early 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-Scholes value of the option before and after the 2004 rights offering and does not reflect any other decrease in the share price. The re-pricing of options will not have a material impact on the financial condition or results of operations.

Grants to Global Executive Committee

Global Executive Committee members held shares and options at the end of December 2004. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties.

					Options vested of
		Shares held at		Options held at	options held at
Global Executive	Shares granted	December 31,	Options granted	December 31,	December 31,
Committee member	in 2004 (1)	2004 (2)	in 2004 (3)	2004	2004

Dirk Lohmann	96,566	105,994	176,688	432,755	263,949
Frank Schaar	27,176	10,049	53,617	129,998	80,170
Benjamin Gentsch	28,610	36,006	53,239	99,672	50,032
Martin Kauer	25,104	—	56,537	138,196	84,416
Gary Prestia(4)	3,903	—	9,103	—	—
Hans Peter Boller	21,361	14,051	42,402	79,161	41,322
Christian Felderer	16,014	4,024	32,980	45,328	15,790
Christoph Ludemann	19,086	2,683	41,932	46,981	13,005

As a result of the 2004 rights offering this table is not comparable to the similar table issued for 2003 and does not allow any conclusion in respect of potential share sales by Global Executive Committee members.

(1)	Shares granted in 2004 include shares awarded under the AIP and LTIP, which are subjected to various vesting schedules, and shares purchased through the employee stock purchase plan.

(2)	Includes only vested shares (includes shares held by closely linked parties). A majority of shares granted in 2004 vest ratably over three years. Thus certain shares granted in 2004 or prior are not indicated to be held by Global Executive Committee members at December 31, 2004.

(3)	Options have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5-year term.

(4)	Resigned on September 16, 2004.

As of the date of this 20-F filing, none of the members of Global Executive Committee beneficially owns more than 1% of our shares.

Annual Incentive Plan

We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries are able to establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the “Annual Incentive Plan”. Employees are eligible for target awards under the Annual Incentive Plan ranging from 5% to 100% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.

Participants in our Annual Incentive Plan are permitted to defer a portion of their bonus into restricted shares or units under our “Annual Incentive Deferral Plan”. Unless otherwise determined by Converium, employees who determine to do so will receive a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years. We have reserved 400,000 shares for issuance of restricted shares under this plan.

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

Employee retention plan

In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment becomes due on January 31, 2006. The estimated cost of the program is approximately $31.5 million, which will be expensed over the period October 1, 2004 through January 31, 2006. For the year ended December 31, 2004, $15.7 million has been expensed based on the terms of this plan. In addition, severance amounts of $6.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.

Long Term Incentive Plan (“LTIP”)

The LTIP is designed to align the interests of management closely with those of shareholders, and to encourage share ownership. LTIP awards are made to senior employees, and are awarded in a combination of 50% Converium shares and 50% options to purchase Converium shares. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date, and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Effective in 2005, CRNA has established a long-term incentive plan for its senior employees needed for the run-off. The CRNA LTIP is based on CRNA’s performance against target plan statutory surplus levels over a 5-year period, 2005 through 2009. Awards are payable to participants in cash, in early 2010, after performance can be determined.

Executive IPO Option Plan

In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding

AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Executive IPO Options are now fully vested and expire 10.5 years after the date of grant.

For further information on our share-based incentive plans, see Note 15 to our 2004 consolidated financial statements.

C. BOARD PRACTICES

Board Committees

The Board of Directors has four Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board of Directors. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently the General Legal Counsel.

The Nomination Committee

The Nomination Committee comprises at least three Board members and currently comprises four. It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the Board of Directors the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice Chairman of the Board of Directors and the members of the Global Executive Committee. It defines and implements procedures for the annual self-evaluation of the Board of Directors and the Committees’ performance; for the annual statement of independence of the Board of Directors and disclosure of any conflict of interests and any agreements concluded with Converium or any of its subsidiaries; and for the orientation program for new Board members. Standing invitees are the CEO and the Chief Human Resources Officer. In 2004 the Nomination Committee held four meetings.

The Remuneration Committee

The Remuneration Committee comprises at least three Board members and currently comprises four. It sets the compensation levels for the Global Executive Committee (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors the overall remuneration for the CEO, for each of the members of the Board of Directors and the Managing Director, as well as the principles of compensation, of incentive schemes, and bonus payments to employees. Standing invitees are the CEO and the Chief Human Resources Officer. In 2004 the Remuneration Committee held five meetings.

The Finance Committee

The Finance Committee comprises at least three Board members and currently comprises three. It approves external providers of asset management services and capital increases in subsidiaries between $5 million and $20 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings. Standing invitees are the CEO, the CFO and the Chief Investment Officer. In 2004 the Finance Committee held four meetings.

The Audit Committee

The Audit Committee comprises the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees. In connection with his appointment to the position of Managing Director, Terry G. Clarke resigned from the Audit Committee and also resigned as the Chairman of the Nomination Committee. The Audit Committee currently only comprises three members because the Chairman of the Remuneration and Nomination Committee is the same person. Only independent and financial literate directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the company. In addition, an Audit Committee member may not be a person affiliated with the company or any of its subsidiaries. The Audit Committee reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Managing Director, the Head of Internal Audit and the external auditor. In 2004 the Audit Committee held seven meetings.

The Audit Committee is supported in its supervisory task by Internal Audit, which reports directly to the Audit Committee.

Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. The goals of the Internal Audit department, which were formally approved by the Audit Committee, are as follows:

•	to evaluate the reliability and controls of the financial and risk reporting systems processes and to provide reasonable assurance that material errors and irregularities will be detected on a timely basis;

•	to evaluate the integrity of financial information;

•	to evaluate compliance with policies, plans, procedures, regulations, laws and contracts;

•	to safeguard Converium’s assets;

•	to evaluate and promote efficient use of resources; and

•	to coordinate and manage, on behalf of the Audit Committee, the relationships with the public accounting firms working for Converium.

The Internal Audit department currently consists of nine persons and covers all operations of Converium worldwide. Internal Audit has unrestricted access to all relevant information and documents.

The areas of responsibility between the Board of Directors, the Managing Director and the Global Executive Committee are defined in the Organizational By-laws of Converium Holding AG, which are available on the internet at www.converium.com.

The Board of Directors has determined that a member of our Audit Committee, George G.C. Parker, is an audit committee financial expert and is “independent” under the rules of the New York Stock Exchange.

Indemnification of Officers and Directors

We maintain customary directors’ and officers’ insurance for our directors and officers.

In addition, we have entered into agreements with each of our directors pursuant to which we have agreed to indemnify each such director for legal expenses incurred in conjunction with his or her professional liability to shareholders, bondholders, creditors or others caused by actions or omissions by such person in his or her capacity as a director, except where such professional liability was caused by the intent or negligence of such director and provided that (i) such indemnification is in our best interest considering the facts and circumstances and (ii) such legal expenses are not covered by our existing Directors and Officers Liability Insurance or are otherwise reimbursable to such director by the plaintiff.

     D. EMPLOYEES

As of December 31, 2004, Converium employed 771 people globally, including 369 at our offices in Switzerland, 138 at our offices in the United States, 169 at our offices in Germany, 21 in other European countries, 33 in the Asia-Pacific region and 41 in other regions.

A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.

The following is the distribution of the persons employed.

	As of May 31,	As of December 31,
	2005*	2004	2003	2002
Number of employees	676	771	847	813

Breakdown by geographic location
Switzerland	331	369	332	274
United States	105	138	231	237
Germany	165	169	160	148
Asia-Pacific region	29	33	31	29

	As of May 31,	As of December 31,
	2005*	2004	2003	2002
Other regions	46	62	59	52

Breakdown by main category of activity
Underwriting	215	257	290	274
Finance	180	212	200	176
Actuarial	64	67	77	69
Other	217	235	246	221

*	As a result of ratings downgrades and the placement of CRNA into orderly run-off, during 2005 we are in the process of downsizing our organization to adjust our cost base to the reduced volume of business. The reduction in headcount is reflected above.

     E. SHARE OWNERSHIP

As of the date of this annual report, none of the members of our Board of Directors or Global Executive Committee beneficially owns more than 1% of our shares. In addition, none of the members of our Board of Directors or Global Executive Committee have an ownership interest in a company that is a major client or broker of Converium. For an explanation of shares and options, see “Item 6. — Directors, Senior Management and Employees — B. Compensation”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of May 31, 2005, 75,642,207 shares were registered in our share register. These shares were owned by 8,104 shareholders, of which 7,429 were private individuals holding 11.27% of total outstanding shares, 207 were foundations and pension funds holding 5.52% of total outstanding shares and 468 were other legal entities holding 34.78% of total outstanding shares.

As of May 31, 2005, 26 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 15,153,604 of our registered shares and 3,907 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 10,856,842 ADSs. These holdings represented 13.70% of the total number of shares outstanding as of May 31, 2005. Brokers and other nominees hold certain of our registered shares and ADSs. In addition, some holders of our registered shares have not or may not register their holdings. Consequently, the above figures may not state the actual number of US beneficial holders or the number of registered shares or ADSs beneficially held by persons in the United States.

As of the date of this annual report, and in accordance with the notification requirements as set by the SWX Swiss Stock Exchange, the following are direct or indirect owners of 5% or more of our outstanding shares:

•	Odey Asset Management LLP, London, United Kingdom: 11.2% (date of notification March 4, 2005). Odey Asset Management LLP acts as the investment manager for several funds.

•	Dodge & Cox, San Francisco, California, United States: 5.04% (date of notification June 22, 2005). Dodge & Cox provides investment management to institutions and individuals through separately managed portfolios and mutual funds.

Our major shareholders hold the same voting rights as all other shareholders.

B. RELATED PARTY TRANSACTIONS

There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2004.

GAUM

In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. At that same time, Converium as a shareholder provided a loan to GAUM in the amount of £12.6 million ($19.8 million). In addition, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase Agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year. Gross premiums assumed through the pools managed by GAUM were $289.0 million, $266.4 million and $64.4 million for 2004, 2003 and 2002, respectively.

See “Item 3. — Key information — D. Risk factors — Ratings changes” and Notes 3, 8 and 18 to our 2004 consolidated financial statements for additional information on GAUM.

MDU

Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in the Medical Defence Union Services Ltd (“MDUSL”). MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by Zurich Financial Service’s entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were $170.9 million, $137.3 million and $140.0 million for 2004, 2003 and 2002, respectively.

The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, MDU may serve it with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. The recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Notes 8 and 18 to our 2004 consolidated financial statements for additional information on MDU.

SATEC

Converium has a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. Additionally, in 2002 Converium entered into a usufruct agreement with each of the two other owners of SATEC regarding some of their participation rights. Gross premiums assumed through the pool managed by SATEC were $10.2 million, $5.9 million and $5.0 million for 2004, 2003 and 2002, respectively. Profit distributions paid from SATEC to Converium with regards to the participation and the usufruct were $0.9 million, $0.8 million and nil for 2004, 2003 and 2002, respectively. In 2004, we have recorded an impairment charge with regard to the usufruct agreement in the amount of $2.4 million.

RISC Ventures

Until the end of 2004 Converium has retained The RISConsulting Group LLC for certain consulting services, of which Derrell J. Hendrix, a member of the Converium AG Board of Directors, is Manager and Chief Executive Officer. In addition, Derrell J. Hendrix is a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested $2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in the entity. For 2004, Converium paid total fees of $250,000 to The RISConsulting Group LLC.

Managing Director

In order to enhance the effectiveness of strategic and operational decision-making and greater collaboration between the Board of Directors and the Global Executive Committee, Converium established the position of Managing Director. On September 10, 2004, Terry G. Clarke was appointed as Converium’s new Managing Director. The Managing Director serves on the Board and has oversight over the day-to-day management of Converium’s business. The Managing Director attends all meetings of the Global Executive Committee and has veto power over decisions taken by the Global Executive Committee. In addition to the Managing Director’s regular compensation as a member of the Board of Directors, Terry G. Clarke received a remuneration of GBP50,000 ($91,620) per month plus reimbursement for customary expenses. For 2004, Converium paid Terry G. Clarke GBP190,909 ($349,822) related to this role. In February 2005, Terry G. Clarke assumed the role of Chief Executive Officer of Converium and at the same time the role of Managing Director was cancelled.

     C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See our 2004 consolidated financial statements beginning on page F-1.

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

Superior National Matters

On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA (see Note 26 to our 2004 consolidated financial statements). The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).

The complaint alleged several counts, including voidable preferences and fraudulent transfers, the recovery of transfers totaling $202.9 million, damages for breach of contract in the amount of $59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appeared to arise out of CIC transactions, not CRNA or CINA transactions. As part of the transactions which effectively spun-off CRNA and CINA from ZFS, ZFS agreed to indemnify CRNA and CINA for liabilities arising out of or related to the assets not assumed by or transferred to CRNA and CINA in the separation from ZFS. The principal claim brought against CRNA appeared to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint did in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. As best as could be discerned, the liquidator was apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus this commutation constituted a fraudulent transfer. All the claims, though, were never well defined and no discovery was ever undertaken to better elucidate them.

Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. On April 18, 2005 the settlement was deemed final and on or about May 18, 2005 payments required of parties under the Settlement Agreement (which did not include CRNA or CINA), were made. A dismissal of the case was entered by the court on June 1, 2005.

U.S. Life Insurance Company arbitration

The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 26 to our 2004 consolidated financial statements).

All American Life Insurance Company arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All American”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of $9.2 million were recorded in 2004 to reflect this commutation.

Continental Casualty Company arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident and health exposures CRNA assumed from a third-party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses. Following the signing of the Assignment Agreement, Continental, CRNA and the third-party insurer have entered into a series of commutation agreements related to the exposures. These commutations became effective in April 2005 following the approval of the liquidation court governing the insurer.

Great American Insurance Company arbitration

The arbitration initiated on July 30, 2004 by Great American Insurance Company (“GAIC”) against CRNA, challenging CRNA’s right to invoke a special termination or settlement clause under certain Automobile Residual Value Proportional Reinsurance Agreements (the “Reinsurance Agreements”) with GAIC and seeking resolution of a billing dispute related to the Reinsurance Agreements, which was previously reported, has been settled. In December 2004, the parties to the dispute agreed to settle the matter with a full and final commutation of the Reinsurance Agreements in exchange for a commutation payment by CRNA.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the US District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the US District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the US District Court of the Southern District of New York, Converium Germany sent Canada Life a request to arbitrate. Following the organizational meeting of the arbitrators on October 8, 2003, the discovery and deposition began. The hearing is expected to take place in the second quarter of 2005. Meanwhile, the arbitration panel ordered Converium Germany to post pre-award security in the form of a Letter of Credit in the amount of $66.0 million, which Converium Germany has complied with.

Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.

Review of Certain of our Reinsurance Transactions

Ongoing investigations of the insurance and reinsurance industry and certain insurance and reinsurance products are being conducted by U.S. regulators and governmental authorities, including the Securities and Exchange Commission and the New York Attorney General.

On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appears likely that such an agreement or understanding with Axa Re Finance was made in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA.

In view of the industry investigations and the events relating to MBIA described above, we have engaged counsel to assist us in a review and analysis of certain of our reinsurance transactions, including the MBIA transactions. We are fully cooperating with the governmental authorities in connection with their investigation. The impact of our ongoing review and analysis and the ongoing regulatory investigations on us is uncertain, and there can be no assurance as to whether or not the outcome of such investigations will have a material impact on Converium.

Class action lawsuits

Commencing on October 4, 2004, seven securities class action lawsuits have been filed against Converium and certain of its officers and directors. The complaints are as follows: Meyer v. Converium Holding AG, et al., 04 CV 07897, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Criden v. Converium Holding AG, et al., 04 CV 8060, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Taylor v. Converium Holding AG, et al., 04 CV 8038, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Jakob v. Converium Holding AG, et al., which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Maxfield v. Converium Holding AG, et al., 04-CV-08994, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and September 2, 2004; Bassin v. Converium Holding AG, et al., 04 CV 08295, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann as defendants, and is purportedly brought as a class action on behalf of purchasers of our securities between December 11, 2001 and September 2, 2004 (see Note 26 to our 2004 consolidated financial statements); and Rubin v. Converium Holding AG, et al., Index No. 04-117332, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004. On January 21, 2005, Bassin v. Converium Holding AG, et al., 04 CV 08295, was voluntarily dismissed, without prejudice, by the plaintiff in that action.

The first five complaints, each of which was filed in the Southern District of New York, assert claims for violations of Section 10(b), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Securities Exchange Act of 1934, and allege, among other things, that, contrary to representations, we did not establish adequate loss reserves to cover claims by policyholders; that our announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, our earnings and assets were materially overstated. Further, certain of the complaints allege violations of Securities and Exchange Commission reporting obligations and generally accepted accounting principles. Rubin v. Converium Holding AG, et al., Index No. 04-117332, filed in New York State Court, makes similar claims directed at the Company’s Registration Statement and Prospectus issued in connection with the IPO under sections 11, 12, and 15 of the Securities Act of 1933. Converium, among other defendants, removed Rubin to the Southern District of New York. Plaintiffs have filed a motion to remand. In each one of these cases, plaintiffs are seeking unspecified compensatory damages, attorney’s fees and expert fees. It is possible that additional suits alleging similar claims may be filed in the future.

We intend to defend the remaining lawsuits vigorously. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.

US Securities and Exchange Commission Trading Inquiry

In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the US Securities and Exchange Commission (the “Commission”). As a result of that request, CRNA understands that the Commission is conducting an informal inquiry to determine whether there have been violations of the US federal securities laws in connection with transactions in Converium’s securities by certain persons prior to Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001.

CRNA voluntarily responded to the Commission’s request, and will continue to cooperate with the Commission in the event of any follow-up requests for information.

Investigation by the Swiss Federal Banking Commission

In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium is fully complying with the respective requests by providing all relevant information to the Commission.

Dividends and Dividend Policy

The Ordinary General Meeting of shareholders held in Zug on April 12, 2005 approved the proposal of the Board of Directors to allocate the net loss for the 2004 fiscal year in the amount of CHF 1,518,291,374 to the free reserves and not to pay out a dividend.

Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. Holders of shares and ADSs with respect to the underlying shares are entitled to receive payment in full of any dividends declared.

As a holding company, we are dependent on dividends, and interests from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 16 to our 2004 consolidated financial statements. In addition to the dividend restrictions stated in Note 16 to our 2004 consolidated financial statements, CRNA is required to obtain approval from the Connecticut Department of Insurance prior to making any dividend payments.

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

     B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

Market Price Information

Trading on the SWX Swiss Exchange

The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On June 24, 2005, the latest practicable day before the printing of this annual report, the last reported sale price of our registered shares on the SWX Swiss Exchange was CHF 10.35 per registered share.

	High	Low
	CHF	CHF
Calendar Year 2001 (from December 11, 2001)	82.10	79.00
Calendar Year 2002	89.75	54.85
Calendar Year 2003	74.50	49.60
First Quarter	69.85	49.60
Second Quarter	74.50	55.45
Third Quarter	67.00	59.10
Fourth Quarter	69.10	60.05
Calendar Year 2004 (1)	73.75	7.42
First Quarter	73.75	60.25
Second Quarter	68.95	60.50
Third Quarter	65.05	16.25
Fourth Quarter (1)	17.05	7.42
Calendar Year 2005 (until May 31, 2005)	12.50	9.00
First Quarter	12.20	10.05
Last 6 Months
December 2004	10.90	9.77
January 2005	11.50	10.05
February 2005	12.20	10.60
March 2005	12.00	10.20
April 2005	12.50	10.30
May 2005	10.90	9.00

(1)	Includes the effect of the 2004 rights offering.

Trading on the New York Stock Exchange

The table below presents the highest and lowest reported sale price for our ADSs on the New York Stock Exchange. On June 24, 2005, the latest practicable day before the printing of this annual report, the last reported sale price of our ADSs on the New York Stock Exchange was $4.09 per ADS.

	High	Low
	$	$
Calendar Year 2001 (from December 11, 2001)	27.40	23.02
Calendar Year 2002	28.52	18.30
First Quarter	26.50	21.77
Second Quarter	28.52	24.25
Third Quarter	26.05	18.96
Fourth Quarter	24.10	18.30
Calendar Year 2003	26.63	19.15
First Quarter	25.15	19.15
Second Quarter	26.42	20.52
Third Quarter	24.20	21.55
Fourth Quarter	26.63	22.77
Calendar Year 2004	29.57	3.15
First Quarter	29.57	23.55
Second Quarter	26.80	23.70
Third Quarter	26.04	6.76
Fourth Quarter	6.85	3.15
Calendar Year 2005 (until May 31, 2005)	5.20	3.59
First Quarter	5.18	4.44
Last 6 Months
December 2004	4.87	4.29
January 2005	5.06	4.44
February 2005	5.08	4.50
March 2005	5.18	4.50
April 2005	5.20	4.37
May 2005	4.59	3.59

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

Converium registered shares have a listing on the SWX Swiss Exchange under the symbol “CHRN”. Converium ADSs are listed in the United States on the New York Stock Exchange, or NYSE under the symbol “CHR”. The NYSE is the only trading market for our ADSs in the United States. Each of our ADSs represents one-half of one of our registered shares. We expect that the SWX Swiss Exchange will remain the principal trading market for our registered shares.

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

     B. MEMORANDUM AND ARTICLES OF INCORPORATION

See “Description of Shares and Share Capital” in the Registration Statement on Form F-1, file number 333-14106, filed with the SEC under the Securities Act of 1933 on December 10, 2001. The Articles of Incorporation were amended in 2004 to reflect the following changes to our issued, authorized and conditional share capital.

Issued Share Capital

At the Extraordinary General Meeting on September 28, 2004 the shareholders resolved to reduce the share capital of the company from CHF 400,062,170 by 200,031,085 to CHF 200,031,085 by reducing the nominal value of CHF 10 per share by CHF 5 to CHF 5 per share and to increase the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid registered shares with a nominal value of CHF 5 each at an issue price of CHF 5 per share

Authorized Share Capital

At the Annual General Meeting on April 27, 2004, the shareholders resolved to create authorized share capital and amended the Articles of Incorporation, which provides that the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issuance of up to a maximum of four million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40 million.

Subsequent to the reduction of the nominal value of each of Converium’s shares from CHF 10 to CHF 5 as a result of the resolution by the shareholders at the EGM of September 28, 2004, Converium’s authorized capital is now CHF 20,000,000 with the Board being authorized to issue up to four million shares.

Conditional Share Capital

At the Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to state that the previously available conditional share capital for use in conjunction with the employee participation plans has been replaced by a conditional share capital for option rights and/or conversion rights for four million shares or CHF 40,000,000 in nominal share capital.

Subsequent to the reduction of the nominal value of each of Converium’s shares as a result of the resolution by the shareholders at the EGM of September 28, 2004, its conditional capital is now four million shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 pursuant to which up to four million shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments.

Information Policy

In conjunction with the invitation for the Annual General Meeting, all registered shareholders are provided with an invitation and a summary report on Converium’s financial results for the current financial year. Upon request, a full annual report with the financial statements can be ordered. Additionally, all ADS holders, upon request, receive a copy of the current annual report including financial statements, through their brokers. Furthermore, all financial and other information released by Converium is accessible on Converium’s web page at www.converium.com as well as through the SEC.

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

Convocation of the General Meeting of the Shareholders

According to Article 9 of Converium’s Articles of Incorporation, the General Meetings are convened at least 20 days prior to the meetings. This is in accordance with the provision of Swiss company law (Article 700 Code of Obligations).

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

For 2004, the date by which a shareholder had to be registered in the share register was April 4, 2005 in order to be invited to the Annual General Meeting of April 12, 2005, at the Casino in Zug.

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

     C. MATERIAL CONTRACTS

The Master Agreement

The Master Agreement set out the overall principles and the rights and obligations of the parties in connection with the Formation Transactions. It also addressed the relationship between Zurich Financial Services and Converium following the Formation Transactions. In particular, the Master Agreement provides for:

•	the separation of substantially all of the third party reinsurance business from the businesses of Zurich Financial Services; and

•	the consolidation of this business under Converium Holding AG.

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

Further, each of Zurich Financial Services and Converium agreed, following the completion of the Formation Transactions:

•	to execute the agreements, and to cooperate and act in accordance with the arrangements described below; and

•	not to, except for certain specified exceptions, disclose confidential information of the other party or an entity of such party’s group which is not known to third parties but which is known by the parties due to the fact that the parties were previously part of the same group of companies or as a result of the Formation Transactions contemplated by the Master Agreement.

In addition, the Master Agreement provided that we bear up to a maximum of $50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services reimbursed us for costs and expenses in excess of this amount.

September 11th Coverage

Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of net loss and loss adjustment expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we are exposed to the risk of non-payment of Zurich Financial Services units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services. See — Note 8 to our 2004 consolidated financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance”.

Acquisition of the Converium AG Business

Historically, Converium AG was not a separate legal entity and underwrote substantially all of its business pursuant to reinsurance policies issued by ZIC and ZIB, both subsidiaries of Zurich Financial Services, and was operated as the Zurich Re Zurich business unit of Zurich Financial Services. These subsidiaries were retained by Zurich Financial Services. In June 2001, we incorporated Converium AG, based in Zurich, which is a wholly owned subsidiary of Converium Holding AG. Since October 1, 2001, Converium AG has written its new and renewal business on the balance sheet of the new legal entity.

Certain Converium AG reinsurance business was acquired from ZIC and ZIB via the Quota Share Retrocession Agreement, described in more detail below, and the Asset Purchase and Assumption of Liability Agreement between ZIC and Converium AG, dated September 28, 2001. Under this Agreement, ZIC transferred to Converium AG tangible assets, marketable securities and liabilities relating to the business written by the Zurich operations.

Quota Share Retrocession Agreement

In connection with the Formation Transactions, the transfer of certain business to Converium AG by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium AG which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB under the “Zurich Re” brand name. The liabilities we assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to us by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account. We receive interest on the Funds Withheld Asset based on fixed interest rates.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in our financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third party reinsurance business of Converium AG is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from our financial statements. Therefore, execution of this Quota Share Retrocession Agreement has no impact on results of operations as reported.

We will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus will be recorded in the financial statements in the period when it occurs. Additionally, Zurich Financial Services has the right to prepay to us the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.

We will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, we will manage third party retrocessions related to the business transferred. Converium AG has financial risks relating to the gross loss and loss adjustment expense reserves and related third party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. We will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third party retrocessions for the benefit of the reinsurance policies covered under the agreement without our consent.

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

Acquisition of the Converium Reinsurance (North America) Inc. Business

The CRNA reinsurance business was acquired through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of CRNA to CHNA, pursuant to a Stock Purchase Agreement between ZRCH and us, dated November 20, 2001.

Assumption of $200 Million Public Notes

On October 20, 1993, ZRCH issued $200 million principal amount of 7.125% Senior Notes due October 15, 2023, (the “Notes”). In connection with the issuance of the Notes, ZRCH executed an Indenture. As partial consideration for the transfer to CHNA of CRNA, CHNA has executed a First Supplemental Indenture, dated November 20, 2001, assuming all of the rights and obligations of ZRCH under the Indenture. The Bank of New York acts as Trustee under the Supplemental Indenture. Accordingly, this indebtedness is reflected in our financial statements for all periods presented. The Notes are general unsecured obligations of CHNA and rank on a parity with all other unsecured and unsubordinated indebtedness of CHNA.

CENY Arrangements

Prior to the Formation Transactions, the CRNA balance sheet reflected business originally written by Centre Reinsurance Company of New York, or CENY. CENY was originally part of the Zurich Centre Group of companies, a business unit of Zurich Financial Services. Zurich Financial Services historically operated and managed CENY separately from Converium. In 1997, the CENY legal entity was merged into Zurich Reinsurance Centre, Inc., a predecessor of CRNA. As a result of this merger, certain liabilities of CENY, referred to below as “CENY Business,” became direct obligations of CRNA, but continued to be managed by Zurich Centre management and were not part of the independently managed and operated third party reinsurance business of Converium. Nevertheless, prior to our separation from Zurich Financial Services, we had primary legal responsibility for the CENY Business.

In connection with the Formation Transactions, we extinguished our legal responsibility for substantially all of the CENY Business pursuant to the Master Novation and Indemnity Reinsurance Agreement with certain insurance subsidiaries of Zurich Financial Services including Converium, dated as of October 21, 2001. Under this agreement, CRNA has assigned and transferred to insurance subsidiaries of Zurich Financial Services, and these insurance subsidiaries have assumed, pursuant to a novation, substantially all of the insurance contracts related to the CENY Business. Accordingly, the novated contracts are excluded from our financial statements. However, a portion of the CENY Business was not novated because necessary consents could not be obtained from the reinsureds by the effective date of the agreement. This portion of the CENY Business has been 100% retroceded to Centre Insurance Company and Centre Solutions (U.S.) Limited on an indemnity reinsurance basis and is reflected in our financial statements as 100% retroceded business for all periods presented.

CRNA historically obtained stop-loss reinsurance coverage on the CENY Business from members of the Zurich Centre Group. In connection with the Formation Transactions, CRNA has commuted these policies pursuant to various commutation agreements dated October 1, 2001. Because we no longer have any legal rights of coverage under these policies, they have been excluded from our financial statements for all periods presented.

Supplementary Agreements and Arrangements

CRNA and its wholly owned subsidiary, CINA, terminated certain existing affiliated tax group allocation arrangements and settled balances due under certain such arrangements in preparation for the transfer of CRNA to Converium pursuant to an agreement dated October 1, 2001.

CRNA entered into a sublease with ZC Resource LLC, a subsidiary of Zurich Financial Services, in July 2001. See “— Lease arrangements”.

All of the above supplementary transactions were recorded in our financial statements on the date they occurred.

Acquisition of the Converium Rückversicherung (Deutschland) AG Business

Converium Rückversicherung (Deutschland) AG was historically known as Agrippina Rückversicherung and subsequently known as ZRK. Historically, Zurich Re Zürich, ZIC and GRI all wrote reinsurance business through policies issued by ZRK. As part of the Formation Transactions, business not managed by us but written on contracts issued by ZRK was novated, commuted or retroceded to affiliates of Zürich Financial Services or third parties. Our financial statements reflect the business that remains the financial responsibility of Converium Rückversicherung (Deutschland) AG and exclude novated and commuted business from all periods presented.

The Converium Rückversicherung (Deutschland) AG reinsurance businesses were acquired through the transfer by Zurich Financial Services to Converium AG of its 98.63% interest in ZRK pursuant to the Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.

GRI Retained Business

GRI is an internal operating unit of Zurich Financial Services whose principal role is to accumulate risks underwritten by primary and direct providers of insurance in a manner which allows GRI to access the third party reinsurance market. GRI’s internal operations were wholly autonomous from the third party reinsurance business conducted by us. Moreover, Converium never used GRI to access external reinsurance markets.

Prior to the Formation Transactions, the GRI operation was partially conducted through policies issued by CRNA and ZRK. However, the GRI operation was managed exclusively by GRI’s management team. Additionally, Zurich Financial Services did not alter the capital ascribed to support our business as a result of the GRI business formerly written on our balance sheets. As a consequence of the Formation Transactions, all GRI business previously written on our balance sheets has been novated, commuted or retroceded to affiliates of Zurich Financial Services or third parties. Any related rights and obligations of ours have been extinguished. Accordingly, all of this business is excluded from our financial statements.

Other Indemnity Matters

Pursuant to the Master Agreement, we and Zurich Financial Services have indemnified each other for certain matters, such as liabilities arising out of our respective businesses, and for breaches of our respective representations and warranties and other customary matters.

In particular, we agreed to indemnify Zurich Financial Services and its affiliates for:

•	liabilities assumed by or transferred to us in the separation;

•	liabilities incurred by Zurich Financial Services or its affiliates (other than us) while carrying on business on our behalf pursuant to the terms of agreements entered into in connection with the Formation Transactions before and after the dates of the separation of US and non-US business from Zurich Financial Services;

•	liabilities incurred by us on our own behalf at any time, which are deemed to be or become a liability of Zurich Financial Services or any of its affiliates (other than us); and

•	losses suffered by Zurich Financial Services or any of its affiliates (other than us) that relate to any reasonable action to avoid, resist or defend against liabilities assumed by or indemnified against by us.

Zurich Financial Services correspondingly agreed to indemnify us for:

•	liabilities retained by Zurich Financial Services and its affiliates and not assumed by or transferred to us in the separation;

•	liabilities arising out of or relating to the assets not assumed by or transferred to us in the separation;

•	liabilities arising out of specified contracts we have not assumed pursuant to the terms of the Quota Share Retrocession Agreement; and

•	losses suffered by us or any of our affiliates that relate to any reasonable action to avoid, resist or defend against liabilities not relating to our business.

Moreover, we agreed with Zurich Financial Services to allocate amongst ourselves liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to our shareholders or as a result of the Formation Transactions themselves.

In addition, pursuant to the tax sharing and indemnity agreements described below, we and Zurich Financial Services have indemnified each other for certain tax liabilities arising out of the Formation Transactions and certain other potential liabilities that arose while we were affiliated with Zurich Financial Services.

Also, we agreed to indemnify Zurich Financial Services and its subsidiaries for losses arising from Zurich Financial Services’ involvement in the MDU strategic partnership to the extent such indemnifiable losses had been caused by the misconduct or negligence of our employees or arising out of our business.

As described above, subsidiaries of Converium and Zurich Financial Services have indemnified each other with respect to losses arising out of our lease arrangements at CRNA’s New York City office. See “— Acquisition of the Converium Reinsurance (North America) Inc. Business”.

Tax Sharing Agreements

We entered into Tax Sharing and Indemnification Agreements with:

•	ZRCH, in respect of the US Converium entities, which we refer to as the “US Tax Sharing Agreement;” and

•	Zurich Financial Services in respect of the non-US Converium entities, which we refer to as the “Non-US Tax Sharing Agreement”.

The tax allocation agreement in effect involving CRNA and CINA was terminated as to those parties. CRNA and CINA paid the compensation due under the tax allocation agreement through the date of sale of CRNA to CHNA. Under the US Tax Sharing Agreement, payments previously made may be adjusted based on amendments to the tax returns or completion of IRS audits. The US Tax Sharing Agreement provides we will generally be liable for taxes imposed on our US entities in respect of periods prior to and after the transfer. However, ZRCH will be liable to us for specified taxes, which will include any taxes arising out of the transfer of the US entities to us, any taxes imposed in respect of the stop-loss reinsurance policy from ZIC from 1997 to 2001 and certain other matters.

The Non-US Tax Sharing Agreement provides, in general, that we will be liable for all taxes arising from the business previously conducted by ZIC and Zurich Rückversicherung (Deutschland) AG, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia and representative offices in Buenos Aires, London, Mexico City, Sao Paolo and Tokyo. As described above, under the Master Agreement we will be liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses of our initial public offering, up to an aggregate of $50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions will be borne by Converium. See “— The Master Agreement”.

The tax sharing agreements also set forth the responsibilities for filing tax returns affecting the Converium entities, and the conduct of audits and similar proceedings. The obligations of ZRCH under the US Tax Sharing Agreement are guaranteed by ZIC.

Swiss Tax Consequences to Converium of the Formation Transactions

Under the terms of the Swiss tax rulings obtained by Zurich Financial Services and granted by the Swiss Federal and Zurich Cantonal Tax Administrations, the offering of Converium shares to the public in our initial public offering triggered retroactively Swiss stamp duty at the rate of 1% of the fair market value of Converium at the level of Converium Holding AG.

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

Continuing Aggregate Excess of Loss Agreements

1993 Aggregate excess of loss agreement

In 1993, ZIC and ZRC entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements”, ZRC was a predecessor of CRNA, and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop-Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss adjustment expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, are on an incurred basis (rather than as any such losses are paid). As of December 31, 2003, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.

1997 Aggregate excess of loss agreement

CRNA has had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (“1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to CRNA for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Formation Transactions, ZIC was the formal counterparty to CRNA. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	CRNA’s coverage for net losses of $320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty;

•	CRNA’s coverage for net losses of $307.5 million from the September 11th terrorist attacks that exceed $58.2 million remains in effect, with ZIC as counterparty; and

•	the remainder of the coverage under the agreement is commuted.

As part of the Formation Transactions, ZIC also provided CRNA with coverage for all its net losses with respect to the Amerisafe business ceded to the Unicover Occupational Accident Reinsurance Pool and the September 11th terrorist attacks that exceed the coverage limits described above under each of two Indemnity Agreements, each dated as of October 1, 2001. In addition, under the Master Agreement, Converium agreed to indemnify ZIC for up to $58.6 million of losses in connection with the Amerisafe business ceded to the Unicover Pool for non-performance of the retrocessionaire.

Other Agreements and Arrangements

As described in more detail above, the separation of our business from that of Zurich Financial Services, in part pursuant to reinsurance agreements, including the Quota Share Retrocession Agreement and the Master Novation and Indemnity Agreement, has entailed us and Zurich Financial Services and its affiliates having continuing obligations to reinsure each other and to provide services in connection with the administration of the run-off of the business we transferred to each other.

Lease Arrangements

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for five-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

CRNA entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”), an indirect parent of ZC Resource and a co-guarantor of the prime lease, for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty. See Note 25 to our 2004 consolidated financial statements for additional information on guarantees. As a result of the transition to a run-off entity in North America, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005.

     D. EXCHANGE CONTROLS AND OTHER LIMITATIONS

Other than in connection with government sanctions imposed on Yugoslavia, Myanmar, Zimbabwe, Iraq, Ivory Coast, Liberia, Sierra Leone and persons and organizations with connection to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or the Company’s Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote the shares of the Company.

There are currently no laws, decrees or regulations in Luxembourg that restrict the export or import of capital, including, but not limited to, Luxembourg foreign exchange controls on the payment of principal, interest or liquidation proceeds, if any, to non-resident holders of notes.

     E. TAXATION

The following is a summary of the principal US Federal income tax and Swiss tax consequences to a holder of shares or ADSs. This discussion does not purport to address all tax consequences of the acquisition, ownership and disposition of shares or ADSs and does not take into account the specific circumstances of any particular holders (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting shares of Converium, holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the US dollar, etc.), some of which may be subject to special rules. This summary is based on the tax laws of Switzerland and the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions as in effect on the date hereof), as well as the Convention Between the United States of America and the Swiss Confederation, which we call the US/Switzerland Treaty, all of which are subject to change (or change in interpretation), possibly with retroactive effect. We have not, and will not, request a ruling from the US Internal Revenue Service concerning the tax consequences of any aspect of the transactions described herein. This discussion does neither generally address any aspects of Swiss taxation other than income and capital taxation and Swiss stamp duties nor of US taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the Swiss and other tax consequences of owning and disposing of shares or ADSs as well as the US federal, state and local and other tax consequences of owning and disposing of shares or ADSs.

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

Obtaining a Refund of Swiss Withholding Tax for US Residents

Article 10 of the US/Switzerland Treaty provides for a reduced 15% withholding tax rate for US individual and corporate shareholders who are entitled to claim treaty benefits, which may be further reduced to 5% in the case of a corporate shareholder owning at least 10% of the voting rights. Relief under the US/Switzerland Treaty is granted by way of a refund. Under the ADS program in effect through The Bank of New York, a US holder of ADSs that qualifies for US/Switzerland Treaty benefits will not be required to undertake any action with respect to the partial or full refund of the Swiss withholding tax. On the payment date of the dividend, Converium will pay 65% of the gross dividend to The Bank of New York on behalf of the ADS holders. The Bank of New York will file a Form 82 accompanied by a shareholder list and a DTC participant list for each program. Based on this refund application, the refundable withholding tax will be refunded by the Swiss Federal Tax Administration to The Bank of New York on behalf of the eligible US holders of ADSs. The Bank of New York will pay 85% or 95% of the dividend to the eligible US holders of ADSs, depending on the applicable US/Switzerland Treaty rate. Such holders should receive the ADS dividend within approximately one month of the payment of the dividend by Converium. Relief under the US/Switzerland Treaty is granted for holders of shares by way of a refund of the withholding tax. A US holder of shares may obtain the applicable refund of Swiss withholding tax by filing a Swiss Federal Tax Administration Form 82 with the Swiss Federal Tax Administration.

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

United States Federal Income Taxation

This discussion applies only to beneficial owners of shares or ADSs that hold the shares or ADSs as capital assets and are US holders. For purposes of this discussion, a “US holder” for US federal income tax purposes is either (1) a citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation, organized under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to US federal income tax without regard to its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

This discussion does not, as already mentioned above, generally address any aspects of US taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the US federal, state and local and other tax consequences of owning and disposing of shares or ADSs.

US holders of ADSs will be treated as owners of the shares underlying the ADSs for US federal income tax purposes. Accordingly, except as noted, the US federal income tax consequences discussed below apply equally to US holders of ADSs and shares. This discussion is based in part upon representations of The Bank of New York and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement and any related agreement will be performed in accordance with its respective terms.

Taxation of Dividends

Subject to the passive foreign investment company, or PFIC, rules described below, US holders will include in gross income the gross amount of any distribution, other than certain pro rata distributions of common shares, paid (before reduction for Swiss withholding taxes) by Converium out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as foreign source ordinary income when the dividend is actually or constructively received by the US holder. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a non-corporate US holder before January 1, 2009 will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The amount of the dividend paid in Swiss francs will be the US dollar value of the Swiss francs received, including the amount of any Swiss tax withheld, determined at the spot Swiss franc/US dollar rate on the date such dividend is received, which for holders of ADSs would be the date such dividend is received by The Bank of New York, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Swiss tax withheld in accordance with the US/Switzerland Treaty and paid over to Switzerland will be creditable against the US holder’s US federal income tax liability. One such limitation is that a foreign tax credit is only allowed for withholding tax on a dividend if the shareholder has held the shares with respect to which the dividend is paid for more than 15 days during the 31 day period beginning on the date which is 15 days before the date on which the shares become ex-dividend with respect to the dividend. To the extent a refund of the tax withheld is available to a US holder under the US/Switzerland Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the US holder’s US federal income tax liability. See “— Swiss Taxation — Obtaining a Refund of Swiss Withholding Tax for US Residents” above for the procedures for obtaining a refund of tax.

The ability of a US holder to utilize foreign taxes as a credit to offset US taxes is affected by complex limitations and conditions. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Converium will generally constitute “passive income”.

A US holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not affected by the conditions and limitations applicable to foreign tax credits. US holders should consult their tax advisors to determine whether and to what extent a foreign tax credit would be available to them.

The US Treasury Department has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming by US holders of ADSs of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US holders, described above. Accordingly, the discussion of the creditability of foreign taxes and the availability of the reduced rate for dividends received by certain non-corporate US holders could be affected by future actions that may be taken by the US Treasury Department.

Sale or Exchange

Subject to the PFIC rules described below, gain or loss recognized by a US holder on the sale, exchange or other disposition of shares or ADSs will, be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US holder’s adjusted tax basis in the shares or ADSs and the amount realized on the disposition. Capital gain or loss will be long-term capital gain or loss where the shares or ADSs have been held for more than one year. Any gain or loss recognized will generally be treated as US source gain or loss. US holders are urged to consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

The surrender of ADSs in exchange for shares, or vice versa, will not result in the realization of gain or loss for US federal income tax purposes.

PFIC Rules

Converium believes that it was not a PFIC for US federal income tax purposes for 2004 and it does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Converium will not be considered a PFIC for any taxable year. If Converium were treated as a PFIC for any taxable year during which a US holder held a share or ADS, certain adverse consequences could apply to the US holder.

If Converium were treated as a PFIC for any taxable year, gain recognized by such US holder on a sale or other disposition of a share or ADS would be allocated ratably over the US holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before Converium became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by the US holder during the preceding three years or the US holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to US persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if Converium were to be treated as a PFIC in a taxable year in which Converium pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate US holders would not apply.

Backup Withholding

A US holder may, under certain circumstances, be subject to “backup withholding” with respect to dividends paid on the shares or ADSs or the proceeds of sale, exchange, or other disposition of shares or ADSs unless such holder (1) is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the US holder’s federal income tax liability, provided appropriate information is furnished to the IRS. A US holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at:

451 Fifth Street, NW
Washington DC 20549, USA

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

In addition, documents referred to above are available from Converium at it headquarters, located at:

Baarerstrasse 8 CH-6300 Zug, Switzerland

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. See “Item 15. – Controls and Procedures”.

We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short- and long-term periods. Our market risk includes multiple sources of market price fluctuations, including interest rate risks, credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

To help manage our aggregate exposure to concentration and credit risks, we analyze and review the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating on a periodic basis.

Sensitivity Analyses for Invested Assets

Approximately 85.5% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

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

Equity Market Risk

We hold approximately 5.2% (including our participation in PSP Swiss Property AG) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2004 would be an after-tax reduction in net assets of $34.8 million, which represents approximately 2.0% of our total shareholders’ equity as of December 31, 2004.

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

Interest Rate Risk

Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of $121.7 million, which represents approximately 7.1% of our total shareholders’ equity as of December 31, 2004. This reduction would be offset by higher investment income earned on newly invested funds.

To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.4. Additionally, we expanded our portfolio of held-to-maturity government bonds totaling $850.4 million (15.0% of our fixed maturities portfolio, excluding the Funds Withheld Asset). The duration of the held-to-maturity portfolio is 4.3.

As of December 31, 2004, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Foreign Exchange Risk

Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice enables sound currency asset/liability management, but implies a translation risk of currency rate changes against the US dollar that may result in adverse effects on our reported shareholders’ equity when expressed in US dollars.

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

The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2004 against the US dollar.

	Adverse exchange rate movement	Approximate decline in
	against the US dollar(1)	shareholders’ equity
Euro	10%	$66.7 million
Swiss franc	10%	$46.9 million
UK pound	10%	$ 9.6 million

(1)	A weakening of the respective currency against the US dollar

As of December 31, 2004 and 2003, we had unrealized cumulative translation gains of $187.7 million and $116.1 million, respectively.

Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.

The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2004:

	US		U.K	Swiss	Japanese
	Dollar	Euro	pound	franc	yen	Other	Total
Income statement
Net premiums written	43%	25%	17%	1%	2%	12%	100%
Net investment income	57%	19%	20%	1%	—	3%	100%
Losses, loss adjustment expenses and life benefits	58%	20%	13%	2%	—	7%	100%
Underwriting acquisition costs	46%	26%	12%	1%	3%	12%	100%
Other operating and administration expenses	33%	17%	4%	44%	—	2%	100%
Interest expense	100%	—	—	—	—	—	100%
Balance sheet
Total invested assets	56%	17%	18%	2%	—	7%	100%
Reinsurance assets	79%	10%	10%	—	—	1%	100%
Losses and loss adjustment expenses, gross	57%	19%	19%	—	—	5%	100%
Unearned premiums, gross	53%	15%	24%	—	1%	7%	100%
Future life benefits, gross	42%	54%	1%	1%	—	2%	100%
Debt	100%	—	—	—	—	—	100%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Converium Holding AG’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that due to the material weaknesses described below, as of such date our disclosure controls and procedures were ineffective to ensure that material information relating to Converium Holding AG was made known to them by others within the company, particularly during the period in which this Form 20-F was being prepared.

There were no changes to our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Material Weaknesses

For purposes of Section 404 of the Sarbanes-Oxley Act, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Two material weaknesses were identified within Converium’s financial accounting and reporting function. The first weakness identified was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps caused by the departure of various key finance employees. The second weakness identified was the failure in the operation of key internal controls over the initiation of reinsurance and financial accounting data.

Converium is in the process of addressing these weaknesses by actively undertaking a recruitment search to identify and hire additional suitably qualified staff and by providing further training to existing staff in order to address the current knowledge and experience gaps within the financial accounting and reporting function. In addition, Converium is actively addressing the key internal control weakness identified over the initiation of reinsurance and financial accounting data by committing both internal and third-party consulting resources to address this issue and to further enhance our overall control environment.

Under current rules, we will become subject to Section 404 of the Sarbanes-Oxley Act in respect of our fiscal year ended December 31, 2006.

We expect to successfully address these weaknesses before Converium’s management is required to provide an assessment of the Company’s internal control over financial reporting pursuant in annual reports to Section 404 of the Sarbanes-Oxley Act.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Auditors

PricewaterhouseCoopers Ltd, our principal independent auditor, began serving as our auditor upon the formation of Converium in 2001. The audit partners responsible for our audit, Andrew Hill and Martin Frei, began serving in their roles in 2002 and 2003, respectively.

Policy on Pre-Approval and Non-Audit Services of Independent Auditors

Our Audit Committee comprises the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees. Only independent and financially literate Directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from us. In addition, an Audit Committee member may not be a person affiliated with the company or any of its subsidiaries. The Audit Committee approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit and the external auditor. In 2004 the Audit Committee held six meetings.

The Audit Committee has the responsibility to pre-approve all audit fees, fees for audit related services, tax advisory fees provided by Converium’s external auditors and all non-audit related fees. Converium implemented protocols and guidelines to ensure that only pre-approved services are provided by Converium’s external auditors.

Independent Auditor Fees

We paid the following fees for professional services to PricewaterhouseCoopers Ltd, for the twelve-month periods ended December 31:

		%
($ thousands)	2004	Approved (1)	2003
Audit Fees	$4,741	100%	$2,296
Audit-Related Fees	1,060	100%	374
Tax Fees	189	100%	161
All Other Fees	145	100%	7

Total fees	$6,135	100%	$2,838

(1)	Represents percentage of fees approved by the Audit Committee.

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

Audit-Related Fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as consultation on the Sarbanes-Oxley project, systems reviews, US GAAP training, pension and benefit plan audits and other accounting consultation.

Tax Fees represent tax compliance and fees related to transfer pricing analysis.

All Other Fees consist of fees related to a PricewaterhouseCoopers Ltd accounting and reporting database that Converium subscribes to, as well as advisory fees for CRNA’s run-off.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised October 12, 2004. ^

1.4	Bylaws of Converium Holding AG, revised April 11, 2005.

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

Exhibit Number	Description
4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *

Exhibit Number	Description
4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *

4.26	Omnibus Share Plan for US Employees. *

4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #

4.39	Agreement dated July 24, 2003 $900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #

4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan.

4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee.

4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank.

4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited

4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG.

Exhibit Number	Description
4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	302 Certification of Chief Executive Officer.

12.2	302 Certification of Chief Financial Officer.

13.1	906 Certification of Chief Executive Officer.

13.2	906 Certification of Chief Financial Officer.

14.1	Consent of PricewaterhouseCoopers Ltd, independent accountants.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003 .

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2003 .

CONVERIUM
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Holding AG and Subsidiaries
Report of the independent Group auditors

To the General Meeting of Shareholders of Converium Holding AG, Zug

We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2004, included on pages F-3 through F-53 all expressed in United States dollars.

The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

A. Hill	M. Frei

Zurich,
March 4, 2005, except as to the subsequent events described in Note 27, as to which the date is June 30, 2005.

Converium Holding AG and Subsidiaries
Consolidated statements of (loss) income

(US$ million, except per share information)
Year ended December 31	Notes	2004	2003	2002

Revenues
Gross premiums written		3,840.9	4,223.9	3,535.8

Less ceded premiums written		–287.9	–396.9	–213.6

Net premiums written	11	3,553.0	3,827.0	3,322.2

Net change in unearned premiums		132.1	–150.5	–156.7

Net premiums earned	11	3,685.1	3,676.5	3,165.5

Net investment income	7	311.6	233.0	251.8

Net realized capital gains (losses)	7	46.5	18.4	–10.3

Other (loss) income		–2.6	2.7	–1.2

Total revenues		4,040.6	3,930.6	3,405.8

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	9,11	–3,263.1	–2,674.2	–2,492.0

Underwriting acquisition costs	11	–842.5	–803.2	–666.7

Other operating and administration expenses		–217.9	–197.8	–173.3

Interest expense	12	–33.1	–31.0	–16.4

Impairment of goodwill	8	–94.0	–	–

Amortization of intangible assets	8	–9.9	–	–

Restructuring costs	4	–2.7	–	–

Total benefits, losses and expenses		–4,463.2	–3,706.2	–3,348.4

(Loss) income before taxes		–422.6	224.4	57.4

Income tax (expense) benefit	13	–338.2	–39.3	49.4

Net (loss) income		–760.8	185.1	106.8

Basic (loss) earnings per share	24	–12.00	2.33	1.34

Diluted (loss) earnings per share	24	–12.00	2.32	1.33

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)
Year ended December 31	Notes	2004	2003

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	7	850.4	500.4

Available-for-sale securities:
Fixed maturities	7	4,834.8	4,428.2

Equity securities	7	408.5	840.2

Other investments	7	272.3	173.5

Short-term investments		133.3	55.8

Total investments		6,499.3	5,998.1

Funds Withheld Asset	7	1,305.1	1,530.6

Total invested assets		7,804.4	7,528.7

Other assets
Cash and cash equivalents		664.9	280.8

Premiums receivable:
Current		318.5	182.8

Accrued		1,859.5	1,825.5

Reinsurance assets:
Underwriting reserves	11	1,337.8	1,718.6

Insurance balances receivable, net		233.5	224.0

Funds held by reinsureds		1,721.3	1,374.0

Deferred policy acquisition costs		484.7	380.1

Deferred income taxes	13	78.3	345.1

Other assets	8	439.7	495.0

Total assets		14,942.6	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	9	8,776.9	7,842.8

Unearned premiums, gross	11	1,312.3	1,467.4

Future life benefits, gross	11	545.8	483.5

Other reinsurance liabilities		1,375.3	1,087.3

Funds held under reinsurance contracts		379.3	529.8

Deferred income taxes	13	157.2	158.3

Accrued expenses and other liabilities		284.7	311.6

Debt	12	390.9	390.6

Total liabilities		13,222.4	12,271.3

Equity
Common stock CHF 5 nominal value, 146,689,462 shares issued, (146,272,886 shares outstanding), respectively, CHF 10 nominal value, 40,006,217 shares issued, (39,775,620 shares outstanding)	16	554.9	253.0

Additional paid-in capital		1,430.6	1,326.7

Treasury stock, (416,576 and 230,597 shares, respectively)		–7.7	–10.0

Unearned stock compensation	15	–7.5	–6.1

Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	7	116.7	145.3

Cumulative translation adjustments		187.4	116.1

Total accumulated other comprehensive income		304.1	261.4

Retained (deficit) earnings		–554.2	258.3

Total equity		1,720.2	2,083.3

Total liabilities and equity		14,942.6	14,354.6

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(US$ million)
Year ended December 31	2004	2003	2002

Cash flows from operating activities
Net (loss) income	–760.8	185.1	106.8

Adjustments for
Net realized capital (gains) losses on investments	–46.5	–18.4	10.3

Amortization of premium/discount	59.1	43.9	20.6

Depreciation and amortization	34.2	30.5	38.2

Impairment of goodwill and deferred tax asset	383.7	–	–

Total adjustments	430.5	56.0	69.1

Changes in operational assets and liabilities
Deferred policy acquisition costs	–82.0	–90.5	–47.0

Reinsurance assets	443.2	13.6	331.1

Funds held by reinsureds	–237.4	–307.8	–311.2

Funds Withheld Asset	283.8	230.6	100.0

Premiums receivable	–98.3	–162.2	–565.1

Unearned premiums, gross	–212.2	204.2	139.0

Losses and loss adjustment expenses, gross	622.1	603.7	744.5

Future life benefits, gross	40.7	85.0	119.7

Funds held under reinsurance contracts	–177.4	72.7	–38.2

Other reinsurance liabilities	227.1	329.0	280.2

Income taxes, net	29.1	40.3	–32.8

Net changes in all other operational assets and liabilities	–283.9	5.6	–25.7

Total changes in operational assets and liabilities	554.8	1,024.2	694.5

Cash provided by operating activities	224.5	1,265.3	870.4

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	–228.2	–192.4	–

Proceeds from sales and maturities of fixed maturities available-for-sale	4,116.0	3,813.4	4,573.3

Purchases of fixed maturities available-for-sale	–4,420.2	–5,054.0	–5,375.3

Cash flows from investing activities (fixed maturities)	–532.4	–1,433.0	–802.0

Proceeds from sales of equity securities	983.1	94.3	599.2

Purchases of equity securities	–541.3	–244.2	–651.1

Cash flows from investing activities (equity securities)	441.8	–149.9	–51.9

Net (increase) decrease in short-term investments	–71.2	277.1	–228.5

Proceeds from sales of other assets	82.3	47.4	33.0

Purchases of other assets	–115.8	–69.4	–43.9

Cash flows from investing activities (other)	–104.7	255.1	–239.4

Net cash used in investing activities	–195.3	–1,327.8	–1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	–	–	193.7

Net purchases of common shares	–6.0	–17.3	–14.7

Dividends to shareholders	–47.8	–29.9	–

Proceeds from Rights Offering	428.4	–	–

Rights Offering issuance costs	–25.1	–	–

Net cash provided by (used in) financing activities	349.5	–47.2	179.0

Effect of exchange rate changes on cash and cash equivalents	5.4	29.0	–15.1

Change in cash and cash equivalents	384.1	–80.7	–59.0

Cash and cash equivalents as of January 1	280.8	361.5	420.5

Cash and cash equivalents as of December 31	664.9	280.8	361.5

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in equity

(US$ million)

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-in	Treasury	stock	comprehensive	earnings	Total
	stock	capital	stock	compensation	income	(deficit)	equity

Balance, December 31, 2001	253.0	1,336.5	–	–27.1	8.4	–	1,570.8

Net income	–	–	–	–	–	106.8	106.8

Change in net unrealized gains (losses) on investments, net of taxes	–	–	–	–	–83.6	–	–83.6

Translation adjustments	–	–	–	–	135.8	–	135.8

Total comprehensive income							159.0

Purchases of common shares	–	–	–14.7	–	–	–	–14.7

Releases of common shares from treasury	–	–12.9	11.4	–	–	–	–1.5

Net amortization of stock compensation	–	7.3	–	17.1	–	–	24.4

Balance, December 31, 2002	253.0	1,330.9	–3.3	–10.0	60.6	106.8	1,738.0

Net income	–	–	–	–	–	185.1	185.1

Change in net unrealized gains (losses) on investments, net of taxes	–	–	–	–	198.6	–	198.6

Translation adjustments	–	–	–	–	2.2	–	2.2

Total comprehensive income							385.9

Dividends to shareholders	–	–	–	–	–	–29.9	–29.9

Transfer to general legal reserve	–	3.7	–	–	–	–3.7	–

Purchases of common shares	–	–	–17.3	–	–	–	–17.3

Releases of common shares from treasury	–	–14.0	10.6	–	–	–	–3.4

Net amortization of stock compensation	–	6.1	–	3.9	–	–	10.0

Balance, December 31, 2003	253.0	1,326.7	–10.0	–6.1	261.4	258.3	2,083.3

Net loss	–	–	–	–	–	–760.8	–760.8

Change in net unrealized gains (losses) on investments, net of taxes	–	–	–	–	–28.6	–	–28.6

Translation adjustments	–	–	–	–	71.3	–	71.3

Total comprehensive loss							–718.1

Dividends to shareholders	–	–	–	–	–	–47.8	–47.8

Transfer to general legal reserve	–	3.9	–	–	–	–3.9	–

Purchases of common shares	–	–	–6.0	–	–	–	–6.0

Releases of common shares from treasury	–	–8.2	8.3	–	–	–	0.1

Net amortization of stock compensation	–	11.0	–	–1.4	–	–	9.6

Increase in capital due to Rights Offering	428.4	–	–	–	–	–	428.4

Decrease of nominal value	–126.5	126.5	–	–	–	–	–

Rights Offering issuance costs	–	–29.3	–	–	–	–	–29.3

Balance, December 31, 2004	554.9	1,430.6	–7.7	–7.5	304.1	–554.2	1,720.2

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements

Schedule of segment data
(US$ million)

	Standard Property &
	Casualty Reinsurance			Specialty Lines
Year ended December 31	2004	2003	2002	2004	2003	2002

Gross premiums written	1,617.6	1,795.4	1,542.3	1,777.3	2,022.0	1,650.3

Less ceded premiums written	–162.6	–149.8	–90.1	–119.2	–210.1	–95.0

Net premiums written	1,455.0	1,645.6	1,452.2	1,658.1	1,811.9	1,555.3

Net change in unearned premiums	97.0	–15.7	–55.5	41.1	–148.3	–97.3

Net premiums earned	1,552.0	1,629.9	1,396.7	1,699.2	1,663.6	1,458.0

Total investment results	142.3	101.5	98.1	186.1	132.4	125.3

Revenues	1,694.3	1,731.4	1,494.8	1,885.3	1,796.0	1,583.3

Losses, loss adjustment expenses and life benefits	–1,246.1	–1,113.6	–1,065.0	–1,689.6	–1,241.0	–1,166.9

Underwriting acquisition costs	–376.8	–363.1	–310.4	–367.9	–360.1	–292.3

Other operating and administration expenses	–83.9	–71.0	–63.6	–73.0	–79.7	–68.1

Benefits, losses and expenses	–1,706.8	–1,547.7	–1,439.0	–2,130.5	–1,680.8	–1,527.3

Segment (loss) income	–12.5	183.7	55.8	–245.2	115.2	56.0

Other (loss) income

Interest expense

Impairment of goodwill

Amortization of intangible assets

Restructuring costs

(Loss) income before taxes

Income tax (expense) benefit

Net (loss) income

At December 31

Reinsurance assets – underwriting reserves	435.9	553.2	622.8	861.9	989.9	926.5

Losses and loss adjustment expenses, gross	3,602.2	3,231.3	2,774.7	4,961.5	4,427.2	3,898.9

Future life benefits, gross	–	–	–	–	–	–

Ratios
Loss ratio (Losses divided by net premiums earned)	80.3%	68.3%	76.3%	99.4%	74.6%	80.0%

Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	24.3%	22.3%	22.2%	21.7%	21.6%	20.0%

Administration expense ratio (Other operating and administration expenses divided by net premiums written)	5.8%	4.3%	4.4%	4.4%	4.4%	4.4%

Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	110.4%	94.9%	102.9%	125.5%	100.6%	104.4%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements

Total
Non-life consolidated			Life & Health Reinsurance			Corporate Center			Total consolidated
2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

3,394.9	3,817.4	3,192.6	446.0	406.5	343.2	–	–	–	3,840.9	4,223.9	3,535.8

–281.8	–359.9	–185.1	–6.1	–37.0	–28.5	–	–	–	–287.9	–396.9	–213.6

3,113.1	3,457.5	3,007.5	439.9	369.5	314.7	–	–	–	3,553.0	3,827.0	3,322.2

138.1	–164.0	–152.8	–6.0	13.5	–3.9	–	–	–	132.1	–150.5	–156.7

3,251.2	3,293.5	2,854.7	433.9	383.0	310.8	–	–	–	3,685.1	3,676.5	3,165.5

328.4	233.9	223.4	29.7	17.5	18.1	–	–	–	358.1	251.4	241.5

3,579.6	3,527.4	3,078.1	463.6	400.5	328.9	–	–	–	4,043.2	3,927.9	3,407.0

–2,935.7	–2,354.6	–2,231.9	–327.4	–319.6	–260.1	–	–	–	–3,263.1	–2,674.2	–2,492.0

–744.7	–723.2	–602.7	–97.8	–80.0	–64.0	–	–	–	–842.5	–803.2	–666.7

–156.9	–150.7	–131.7	–23.0	–12.8	–11.3	–38.0	–34.3	–30.3	–217.9	–197.8	–173.3

–3,837.3	–3,228.5	–2,966.3	–448.2	–412.4	–335.4	–38.0	–34.3	–30.3	–4,323.5	–3,675.2	–3,332.0

–257.7	298.9	111.8	15.4	–11.9	–6.5	–38.0	–34.3	–30.3	–280.3	252.7	75.0

									–2.6	2.7	–1.2

									–33.1	–31.0	–16.4

									–94.0	–	–

									–9.9	–	–

									–2.7	–	–

									–422.6	224.4	57.4

									–338.2	–39.3	49.4

									–760.8	185.1	106.8

1,297.8	1,543.1	1,549.3	40.0	175.5	78.4	–	–	–	1,337.8	1,718.6	1,627.7

8,563.7	7,658.5	6,673.6	213.2	184.3	147.7	–	–	–	8,776.9	7,842.8	6,821.3

–	–	–	545.8	483.5	371.7	–	–	–	545.8	483.5	371.7

90.3%	71.5%	78.2%

22.9%	22.0%	21.1%	22.5%	20.9%	20.6%

5.0%	4.4%	4.4%	5.2%	3.5%	3.6%

118.2%	97.9%	103.7%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

1. Organization and nature of operations

Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

Converium offers a broad range of traditional non-life and life reinsurance products as well as “non-traditional” solutions to help its target clients efficiently manage capital and risks. In non-life reinsurance, its lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, its lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering (the “IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Subsequent to the Initial Public Offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 11 and 17).

Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, it placed its US reinsurance operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. Converium, however, offers reinsurance for attractive US-originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. Converium Reinsurance (North America) Inc. (“CRNA”) was placed into orderly run-off and Converium is seeking to commute CRNA’s liabilities wherever appropriate.

2. Summary of significant accounting policies

Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a) Basis of preparation

Converium’s financial statements present the financial condition as of December 31, 2004 and 2003 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2004.

The financial statements include all companies which Converium, directly or indirectly controls (more than 50% of voting rights). Special purpose entities, irrespective of their legal structure, are consolidated in instances where Converium has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Investments in associated companies (investments of between 20% and 50% in a company’s voting rights) and joint ventures are accounted for by using the equity method with Converium recording its share of the associated company’s net income and equity.

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

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

(c) Non-life reinsurance

Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies.

In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. The new process derives the accrued written and earned premium from our ultimate premium estimates for a period of two years after the expiration of the underlying direct policy. Following this, the cedent’s actual reported premiums are used.

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

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (the “IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

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

(e) Retrocessions

Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retro-cessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets

The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less amortized net unrealized gains. Fixed maturities and equity securities, which Converium buys with the intention to resell in the near term, are classified as trading and are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that (i) exceed 20% over a period of six months, that (ii) exceed 50% regardless of the period of decline or (iii) any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, Converium impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Certain partnerships in which Converium has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss. Investments in hedge funds are recorded at fair value with changes in net asset value flowing through other comprehensive income as a separate component in shareholders’ equity.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 7 and 17 for further description.

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

Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2004 or 2003.

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

(k) Goodwill and intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets, “prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill.

SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Upon application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

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

(m) Income taxes

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted local income tax rates and laws, and for loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

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

Converium recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium uses the fair-value-based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) Restructuring costs

Restructuring costs relating to employee service termination are measured initially at the communication date based on the fair value of the liability as of the termination date. Converium recognizes the liability ratably over the future service period of employees. Restructuring costs associated with changing the provisions of an existing lease are recognized and measured at fair value in the period in which the liability occurs.

(p) New accounting pronouncements

The following new standards have been or will be required to be adopted by Converium in the future:

SFAS 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this statement is not expected to have a material impact on the financial condition or results of operations.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postre-tirement Benefits – an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. This statement has been adopted for all of Converium’s plans. See Note 14 for additional information.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (The Medicare Act) was approved in the United States. The Medicare Act expands prescription drug coverage under Medicare. As CRNA’s retiree medical coverage is very limited, the Medicare Act did not have a material impact on the financial condition or results of operations.

FASB Interpretation 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (the “VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

Converium has performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that Converium is not the primary beneficiary of the VIE (see Note 11).

EITF Issue 03-1, “The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments (EITF 03-1).”

On September 30, the FASB delayed the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF Issue 03-1. The adoption of EITF 03-1 did not have a material impact on the financial condition or results of operations.

(q) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

3. Run-off of North American operations

Converium has ceased the writing of substantially all business generated by Converium Reinsurance (North America), Inc. (“CRNA”) in North America and has decided to take the following additional steps with respect to its North American business:

•	CRNA has been placed into run-off and will seek to commute its liabilities wherever appropriate. In addition, CRNA has hired an experienced run-off professional as its new President and CEO and has restructured its senior level staffing to function as an entity in run-off;
•	Converium implemented a fronting arrangement to enable it to continue to participate in the Global Aerospace Underwriting Managers Limited (“GAUM”) pool;
•	Converium Insurance (North America) Inc. (“CINA”) is now a limited writer, offering continuing coverage for only two discrete primary programs, one of which is mandated by state law. The plan is for CINA to maintain this status until such time as it becomes a wider accepted carrier for its clients; and
•	Converium will offer reinsurance for US-origin business to select US-based clients. This business will be underwritten and managed through Converium AG, Zurich.

The recent ratings downgrades, as well as Converium’s decision to place CRNA into run-off, have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states (see Note 22).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The following table shows the results for CRNA for the years ended December 31, 2004, 2003 and 2002:

(US$ million)	2004	2003	2002

Gross premiums written	572.9	1,401.2	1,206.9

Loss before income taxes	459.0	44.6	67.3

Net loss	714.6	64.5	36.8

4. Restructuring costs

In September 2004, as a result of the announced run-off of CRNA operations, Converium notified certain of its employees that their employment would be terminated between two to six months after such notification. For the year ended December 31, 2004, US$ 2.7 million has been expensed primarily due to the costs associated with these severance plans. CRNA is currently evaluating certain of its office leases, and a plan for reduced office space is expected to be approved in 2005 resulting in additional restructuring costs (see Note 26). Additionally, Converium is currently evaluating the cost base of its non-US operations, and a plan for cost reductions is expected to be approved in early 2005 resulting in additional restructuring costs. Converium did not incur any restructuring cost during 2003 or 2002.

5. Foreign currency translation and transactions

Table 5.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized (losses) gains on foreign currency transactions were US$ (5.8) million, US$ (1.8) million and US$ 1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Table 5.1			Statements of (loss)
	Balance sheets		income and cash flows
Exchange rates against US$	2004	2003	2004	2003	2002

UK pound	1.9199	1.7804	1.8324	1.6349	1.5031

Euro	1.3593	1.2531	1.2439	1.1317	0.9453

100 Japanese yen	0.9759	0.9352	0.9254	0.8637	0.7998

Swiss franc	0.8794	0.8033	0.8059	0.7441	0.6446

6. Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment (loss) income, defined as (loss) income before other (loss) income, interest expense, impairment of goodwill, amortization of intangible assets, restructuring costs and income taxes.

Converium’s segment structure centers on global lines of business. The three global business segments by which Converium sets strategy and measures results are Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The lines of business by segment are as follows:

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Table 6.1 below shows net premiums written by line of business.

Table 6.1
Net premiums written by line of business

(US$ million) Year ended December 31	2004	2003	2002

Standard Property & Casualty Reinsurance:
General Third Party Liability	361.4	335.0	337.7

Motor	484.8	488.5	453.5

Personal Accident (assumed from non-life insurers)	27.1	35.1	35.0

Property	581.7	787.0	626.0

Total Standard Property & Casualty Reinsurance	1,455.0	1,645.6	1,452.2

Specialty Lines:
Agribusiness	126.9	90.0	22.0

Aviation & Space	404.5	341.8	365.3

Credit & Surety	171.1	236.0	200.1

Engineering	111.9	139.9	116.1

Marine & Energy	86.2	95.3	94.3

Professional Liability and other Special Liability	531.7	598.0	536.9

Workers’ Compensation	225.8	310.9	220.6

Total Specialty Lines	1,658.1	1,811.9	1,555.3

Total non-life reinsurance	3,113.1	3,457.5	3,007.5

Life & Health Reinsurance:
Life and Disability	243.4	162.1	154.7

Accident and Health	196.5	207.4	160.0

Total Life & Health Reinsurance	439.9	369.5	314.7

Total	3,553.0	3,827.0	3,322.2

Table 6.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.

Table 6.2
Gross premiums written by geographic area of ceding company

(US$ million) Year ended December 31	2004	2003	2002

United Kingdom*	1,005.9	1,083.0	910.4

Germany	389.6	286.9	176.1

France	158.2	160.5	106.9

Italy	162.2	131.2	84.0

Rest of Europe	379.9	338.8	224.0

Far East	238.5	266.4	191.9

Near and Middle East	124.3	134.3	124.3

North America	1,252.3	1,671.1	1,553.2

Latin America	130.0	151.7	165.0

Total	3,840.9	4,223.9	3,535.8

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as aviation and space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

In 2004, two reinsurance intermediaries produced approximately 12% and 9% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 12% and 11% in 2003, and 13% each in 2002, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2004.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

7. Invested assets and investment income

Table 7.1
Investment income
(US$ million)

Year ended December 31	2004	2003	2002

Investment income:
Fixed maturities	201.3	121.0	132.7

Equity securities	11.5	11.4	14.5

Short-term investments and cash and cash equivalents	8.0	7.5	12.9

Real estate	9.4	11.5	11.5

Other	19.6	7.0	11.0

Funds Withheld Asset	75.1	85.6	81.1

Total investment income	324.9	244.0	263.7

Investment expenses	–11.6	–8.0	–6.1

Real estate expenses	–1.7	–3.0	–5.8

Net investment income	311.6	233.0	251.8

The Funds Withheld Asset (see Note 17) was US$ 1,305.1 million and US$ 1,530.6 million as of December 31, 2004 and 2003, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Table 7.2
Net realized capital gains and losses
(US$ million)

Year ended December 31	2004	2003	2002

Fixed maturities:
Realized capital gains	23.9	46.1	145.9

Realized capital losses	–18.2	–11.3	–57.9

Equity securities:
Realized capital gains	61.2	9.1	37.5

Realized capital losses	–10.0	–1.7	–90.4

Write-down of impaired investments	–6.2	–27.4	–48.3

Other	–4.2	3.6	2.9

Net realized capital gains (losses)	46.5	18.4	–10.3

In 2004, Converium’s realized capital gains increased by US$ 28.1 million to US$ 46.5 million, primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risks.

In 2003, realized capital gains on sales of fixed income investments in order to reduce the duration of Converium’s bond portfolio were mostly offset by realized losses and impairment charges.

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

Converium Holding AG and Subsidiaries

Notes to the consolidated financial statements (continued)

Table 7.3
Unrealized investment gains and losses
(included in other comprehensive income)

	Net change for the			Total as
	year ended December 31			of December 31
(US$ million)	2004	2003	2002	2004	2003

Fixed maturities held-to-maturity	–4.3	14.1	–	9.8	14.1

Fixed maturities available-for-sale	0.9	–8.0	11.2	26.7	25.8

Equity securities available-for-sale	–24.2	148.1	–75.7	70.3	94.5

Hedge funds	2.5	–	–	2.5	–

Less amounts of net unrealized investment gains (losses) attributable to: Net deferred income taxes	–3.5	–5.9	31.2	7.4	10.9

Foreign currency effect	–	50.3	–50.3	–	–

Total	–28.6	198.6	–83.6	116.7	145.3

Table 7.4
Investments in fixed maturities
and equity securities

	Cost or		Gross		Gross		Estimated
(US$ million)	amortized cost		unrealized gains		unrealized losses		fair value
As of December 31	2004	2003	2004	2003	2004	2003	2004	2003

Held-to-maturity
Fixed maturities:
Transferred in:
US government	414.2	294.0	–	6.2	–11.3	–	402.9	300.2

Other governments	15.3	14.0	0.5	0.1	–	–	15.8	14.1

Newly invested:
US government	170.1	169.8	0.9	1.8	–0.2	–	170.8	171.6

Other governments	250.8	22.6	3.7	–	–	–0.8	254.5	21.8

Total held-to-maturity	850.4	500.4	5.1	8.1	–11.5	–0.8	844.0	507.7

Available-for-sale
Fixed maturities:
US government	1,765.6	1,728.0	9.1	13.6	–11.6	–8.0	1,763.1	1,733.6

Other governments	1,769.3	1,163.4	15.7	3.8	–2.0	–2.6	1,783.0	1,164.6

Corporate and other debt securities	661.1	671.6	13.4	12.7	–2.4	–3.4	672.1	680.9

Mortgage and asset-backed securities	612.2	839.4	5.7	11.5	–1.3	–1.8	616.6	849.1

Total	4,808.2	4,402.4	43.9	41.6	–17.3	–15.8	4,834.8	4,428.2

Equity securities	338.0	745.7	73.0	96.2	–2.5	–1.7	408.5	840.2

Total available-for-sale	5,146.2	5,148.1	116.9	137.8	–19.8	–17.5	5,243.3	5,268.4

In 2003, a reclassification within accumulated other comprehensive income of US$ 18.7 million was made between net unrealized gains (losses) on investments and cumulative translation adjustments; this reclassification had no impact on accumulated other comprehensive income or total equity.

The following table presents the continuous periods during which investment positions were carried at an unrealized loss as of December 31, 2004:

Table 7.5
Maturities of unrealized investment losses on
fixed maturities and equity securities

		Gross unrealized losses
				Total gross
(US$ million)	Estimated fair	Less than	Greater	unrealized
As of December 31, 2004	value	one year	than one year	losses

Held-to-maturity

Fixed maturities	91.6	–11.2	–0.3	–11.5

Available-for-sale
Fixed maturities	1,989.2	–15.8	–1.5	–17.3

Equity securities	31.9	–2.5	–	–2.5

Total available-for-sale	2,021.1	–18.3	–1.5	–19.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 7.6
Fixed maturity schedule by maturity

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

Less than one year	182.5	3.8	15.9	1.9

One year through five years	2,871.8	59.4	450.8	53.0

Five years through ten years	923.2	19.1	353.5	41.6

Over ten years	91.8	1.9	30.2	3.5

Subtotal	4,069.3	84.2	850.4	100.0

Mortgage and asset-backed securities	616.6	12.7	–	–

Unit trust bonds	148.9	3.1	–	–

Total	4,834.8	100.0	850.4	100.0

At December 31, 2004 and 2003, real estate held for investment of US$ 138.8 million and US$ 130.2 million, respectively, net of accumulated depreciation of US$ 9.5 million and US$ 5.8 million, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 237.5 million and US$ 222.7 million at December 31, 2004 and 2003, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2004 and 2003, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 282.1 million and US$ 234.6 million were deposited in trust or with regulatory authorities as of December 31, 2004 and 2003, respectively.

Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2004 or 2003.

As of December 31, 2004, Converium reported total investments including cash and cash equivalents of US$ 7,164.2 million, of which (i) US$ 1,060.8 million were pledged as collateral relating to outstanding letters of credit of US$ 955.7 million of the US$ 1.6 billion Syndicated Letter of Credit Facility, (ii) US$ 704.7 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 109.3 million were pledged primarily as deposits with French cedents, and (iv) US$ 562.1 million were pledged to support Converium-internal reinsurance transactions.

8. Goodwill and other intangible assets

Goodwill was US$ 49.2 million and US$ 140.2 million, at December 31, 2004 and 2003, respectively. The carried value of other intangible assets was US$ 20.6 million and US$ 24.7 million at December 31, 2004 and 2003, respectively. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.

During August 1997, Zurich Financial Services acquired all the remaining equity interests in CRNA then not owned by Zurich Financial Services. The acquisition of the minority interest in CRNA was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest of US$ 94.0 million was recorded as goodwill.

SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly.

Due to the reserving actions in 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting unit. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded as at June 30, 2004, representing all goodwill relating to CRNA. There were no intangible assets recorded on the CRNA balance sheet; therefore there was no requirement to perform impairment testing on intangible assets at CRNA as of June 30, 2004.

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (“GAUM”), a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in-force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million). Converium as a shareholder also provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million).

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%. Included within the Sale and Purchase Agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of GBP 2.5 million (US$ 4.5 million).

At December 31, 2004, the current value of the amortizable intangible asset associated with the 30.1% stake in GAUM is GBP 11.2 million (US$ 20.6 million). The intangible asset relates to established customer relationships of GAUM and was initially intended to be amortized over a useful life of ten years. At December 31, 2003 the value of the intangible asset associated with the 25% stake in GAUM was GBP 13.9 million (US$ 24.7 million).

In the light of changing business circumstances associated with Converium’s S & P rating downgrade, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. The fronting agreements currently extend to September 30, 2005 with no contractual guarantee that they will be extended beyond this date. In view of this fact Converium management have reassessed the remaining useful life of the intangible asset to be less than one year so that the intangible asset will be amortized until September 30, 2005, the date of cessation of the existing fronting agreement. As a result of this change, we recorded an additional amortization charge of GBP 3.7 million (US$ 6.8 million) in the fourth quarter of 2004, resulting in a charge of US$9.9 million for the year.

At December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM is GBP 13.1 million (US$ 25.2 million). At December 31, 2003, the current carried value of goodwill associated with the 25.0% stake in GAUM was GBP 11.4 million (US$ 18.4 million). An annual goodwill impairment test was carried out at December 31, 2004 in respect of the 30.1% investment in GAUM and it is considered that no impairment is warranted as of December 31, 2004. Converium will reassess whether any impairment is warranted as and when there is a change in current business circumstances including a final decision as to whether the fronting arrangements with Munich Re and National Indemnity will be extended beyond the current ending date of September 30, 2005.

The remaining balance of goodwill as of December 31, 2004 relates to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”) executed during 2000. Upon application of SFAS No. 142, Converium ceased amortizing goodwill in respect of MDUSL effective January 1, 2002. Converium has conducted its normal impairment test in respect of MDUSL in the fourth quarter of 2004. This business continues to perform in line with management’s expectations and accordingly no impairment is considered appropriate as of December 31, 2004.

See Notes 3 and 18 for additional information on GAUM. See Note 18 for additional information on the Medical Defence Union (the “MDU”) and MDUSL.

9. Losses and loss adjustment expenses

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Table 9.1
Reserves for losses and loss adjustment expenses

(US$ million)	2004	2003	2002

As of January 1
Gross reserves for losses and loss adjustment expenses	7,842.8	6,821.3	5,710.5

Less reinsurance recoverable	1,385.4	1,459.8	1,545.0

Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5

Loss and loss adjustment expenses incurred
Current year	2,865.4	2,527.9	2,186.8

Prior years	342.5	–31.3	148.5

Total	3,207.9	2,496.6	2,335.3

Losses and loss adjustment expenses paid
Current year	498.1	324.7	299.4

Prior years	1,766.4	1,464.7	1,095.5

Total	2,265.4	1,789.4	1,394.9

Foreign currency translation effects	240.7	388.7	255.6

As of December 31
Net reserves for losses and loss adjustment expenses	7,641.5	6,457.4	5,361.5

Reinsurance recoverable	1,135.4	1,385.4	1,459.8

Gross reserves for losses and loss adjustment expenses	8,776.9	7,842.8	6,821.3

Prior years’ loss and loss adjustment expenses incurred in 2004 of US$ (342.5) million net were primarily driven by reserve strengthening of (US$ 562.0 million) and the impacts on losses and loss adjustment expenses incurred of (i) adjustments of ultimate premium estimates (US$ 206.4 million) (see Note 11), (ii) the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our joint venture with MDU (US$ (10.5) million), and (iii) the reduction of reinsurance recoverables of (US$ (12.0) million), which is offset by the effect of commutations.

Converium has experienced significant adverse development predominantly in its US casualty reinsurance lines for the last several years. Since 2000, Converium has recorded a total of US$ 868.2 million of additional net provisions on prior years’ non-life business (2000: US$ 65.4 million; 2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (31.3) million; and 2004: US$ 562.0 million).

During early 2004, Converium announced that reported losses from prior years’ US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, Converium commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by US$ 562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. While Converium believes that it has fully addressed this issue through our reserving actions, volatility is expected to persist for some time.

In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of US$ 73.5 million primarily related to adverse developments of General Third Party Liability (US$ 116.3 million), motor liability outside the United States (US$ 91.7 million) and Personal Accident (non-life) (US$ 8.1 million), which was partially offset by positive developments related to property (US$ 82.1 million) and miscellaneous liability (US$ 60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of US$ 488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines (US$ 449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation (US$ 55.3 million), and Engineering (US$ 12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space (US$ 24.5 million), Agribusiness (US$ 0.7 million), and Credit & Surety (US$ 3.8 million).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

In 2003, the positive development of US$ 31.3 million consisted of positive development on the property (US$ 113.5 million) and aviation and space (US$ 102.2 million) lines of business, offset by adverse development on workers’ compensation and professional liability and other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 618.6 million and US$ 594.4 million have been discounted using an average interest rates of 3.5% in 2004 and 2003, respectively. This has reduced reserves by US$ 69.6 million and US$ 65.3 million as of December 31, 2004 and 2003, respectively. In addition, deferred charges relating to retrospective reinsurance and structured settlements totaling US$ 75.9 million and US$ 64.3 million as of December 31, 2004 and 2003, respectively, are included in other assets.

Converium believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium AG and CRNA. Additionally, CRNA is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2004 and 2003, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million and US$ 45.8 million, respectively, representing a survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) of 13.6 years for each year.

Impact of recent hurricanes, typhoons, and the tsunami: In 2004, Converium recorded losses from Hurricanes Charley, Frances, Ivan and Jeanne in the United States and the Caribbean, the typhoons in Japan, and the tsunami in the Indian Ocean of US$ 154.5 million.

September 11th terrorist attacks

As of December 31, 2004, Converium recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

Segment		Retrocessional
(US$ million)		reinsurance
	Gross losses	recoveries	Net losses

Standard Property & Casualty Reinsurance	263.7	155.2	108.5

Specialty Lines	380.0	211.3	168.7

Life & Health Reinsurance	20.0	8.0	12.0

Total	663.7	374.5	289.2

Included in the reinsurance recoveries above are US$ 133.3 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and CRNA above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries.

In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased Converium’s gross losses and loss adjustment expenses by US$ 8.7 million, but as Converium’s losses are capped at US$ 289.2 million by Zurich Financial Services, this ruling did not have an effect on Converium’s net loss position. In 2004, 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks.

Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 17) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich International Bermuda Ltd (“ZIB”), wholly

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

CRNA is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify CRNA against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 17 for further information.

10. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (“GMDB”) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.5 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a one-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policy- holder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and, as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (“NAR”) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

As of December 31, 2004, the following values were estimated as described above:

Table 10.1

(US$ million)					Gross
	Average		Account		SOP 03-1
Guarantee type	age	GMDB	value	NAR	reserve

Ratchet	65.4	2,110.4	1,771.9	407.4	24.7

Rollup	70.1	585.0	405.5	188.7	21.7

Rollup & ratchet	66.7	21.6	18.2	4.9	0.2

Return of premium	63.3	21.5	21.2	2.6	0.1

Reset	58.3	288.4	296.9	23.3	1.1

Reset & return of premium	59.8	131.1	131.0	8.6	0.4

Total	66.5	3,158.0	2,644.7	635.5	48.2

The table below shows the cash flow and claim reserves balances for the periods shown:

Table 10.2
(US$ million)

Year ended December 31	2004	2003	2002

Received reinsurance premium, net of commission and brokerage	5.1	4.5	5.4

Paid losses	13.3	20.4	12.5

As of December 31	2004	2003

Claim reserves (including case reserves and IBNR)	4.9	7.7

For the year ended December 31, 2004 there were no exceptional reserving actions required for the GMDB book of business. In 2003 and 2002, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million) and US$ 15.6 million, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.

In late 2004, Converium entered into an agreement to terminate its US$ 75.0 million GMDB reinsurance protection purchased at the end of 2003, for an amount of US$ 9.7 million giving rise to a net cost of the cover for 2004 of US$ 0.1 million. The primary purpose of this cover was to address the volatility in the United States equity markets and potential adverse deviations to other key assumptions such as mortality risks, lapse rate risks and surrenders.

Although Converium feels that its current carried reserves for its GMDB exposure are adequate, the company will continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.

11. Retrocessional reinsurance and catastrophe protection

Retrocessional reinsurance

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004 and 2003, Converium held US$ 559.4 million and US$ 635.3 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

As of December 31, 2004, recoverables from subsidiaries of Zurich Financial Services total 19.7% of equity. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2004. Allowances of US$ 40.6 million and US$ 35.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004 and 2003, respectively.

National Indemnity Cover

In order to provide additional comfort as regards to Converium’s reserve position, Converium has acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

group of insurance companies. The stop-loss provides an additional US$ 150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of US$ 150.0 million attaches at US$ 100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss adjustment expense reserves as of June 30, 2004 plus the expected losses and allocated loss adjustment expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is US$ 20.0 million and has been recorded in the income statement under the caption “Other (loss) income”. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to US$ 60.0 million being paid in the event that the cover is fully utilized. No losses have been ceded as of December 31, 2004.

In addition, this contract has another layer of coverage of US$ 235.0 million for which a consideration of US$ 135.0 million has been paid. This layer attaches at US$ 235.0 million below the ultimate third-party net non-life reserves on the same underwriting years. The economics of this layer of coverage are such that the reinsurance risk transfer requirements of US GAAP are not met. Accordingly, this protection is accounted for under deposit accounting rules. As a result, there is no material income statement impact for 2004 in respect of this layer of coverage.

Converium has retained the right to commute the whole transaction on July 1, 2009, or thereafter at mutually agreeable terms.

Master Retrocession Agreement

The Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts was terminated, resulting in a repayment of the non-amortized financing of US$ 36.9 million. The provisions for this termination led to a realization of a profit of US$ 3.4 million in 2004.

Table 11.1

(US$ million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2004	2003	2004	2003	2004	2003

Reserves for losses and loss adjustment expenses	8,776.9	7,842.8	1,135.4	1,385.4	7,641.5	6,457.4

Reserves for unearned premiums	1,312.3	1,467.4	111.7	177.0	1,200.6	1,290.4

Future life benefits	545.8	483.5	90.7	156.2	455.1	327.3

Total underwriting reserves	10,635.0	9,793.7	1,337.8	1,718.6	9,297.2	8,075.1

Table 11.2
Premiums written and earned

(US$ million)	Premiums written			Premiums earned
For the years ended December 31	2004	2003	2002	2004	2003	2002

Direct premiums	490.9	561.4	88.0	574.1	326.0	77.1

Assumed premiums	3,350.0	3,662.5	3,447.8	3,465.8	3,668.3	3,289.0

Ceded premiums	–282.3	–387.5	–204.2	–349.2	–308.4	–191.2

Catastrophe Agreement	–5.6	–9.4	–9.4	–5.6	–9.4	–9.4

Total	3,553.0	3,827.0	3,322.2	3,685.1	3,676.5	3,165.5

Adjustments of ultimate premium estimates: During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 219.8 million; after reflecting the impact on accrued underwriting expenses of US$ 16.5 million and losses of US$ 206.4 million, the impact of these adjustments on the technical result was an increase of US$ 3.0 million.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Table 11.3
Benefits, losses and expenses
(US$ million)

For the years ended December 31	2004	2003	2002

Losses, loss adjustment expenses and life benefits
Direct	481.4	238.5	124.5

Assumed	2,891.3	2,633.2	2,587.7

Ceded	–109.6	–197.5	–220.2

Total	3,263.1	2,674.2	2,492.0

Underwriting acquisition costs
Direct	64.9	39.6	24.6

Assumed	821.1	798.5	681.3

Ceded	–43.5	–34.9	–39.2

Total	842.5	803.2	666.7

Catastrophe protection

On June 15, 2004, Converium AG announced the successful private placement of US$ 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter-party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.

Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

The Helix 04 contract is first triggered when notional losses reach US$ 150.0 million. The second trigger is hit when notional losses reach US$ 175.0 million. It then pays out according to a sliding scale of notional losses up to US$ 275.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm.

Converium estimates its gross loss for each of the recent hurricanes and typhoons to be less than the Helix 04 activation threshold of US$ 150.0 million for each such event and therefore Converium will not file a trigger event request in respect of these losses.

The expected annual cost of Helix 04 to Converium AG is approximately US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is not treated as reinsurance and accordingly the charge is reflected through other (loss) income although the cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.

12. Debt

Converium Holdings (North America) Inc. (“CHNA”) assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. In 2004, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated Senior Notes of CHNA were funded (i) by corresponding dividends of CHNA with regards to the coupon payment of April 15, 2004; and (ii) by Converium AG with regards to the coupon payment of October 15, 2004, due to the dividend restrictions of CHNA (see Note 22).

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Debt issuance costs and discounts were US$ 9.1 million and US$ 9.4 million at December 31, 2004 and 2003, respectively. Such costs are being amortized over the term of the related debt.

13. Income taxes

Table 13.1 below illustrates an overview of the current and deferred tax expense (benefit) for each tax jurisdiction of Converium.

Table 13.1
Income tax expense (benefit)
(US$ million)

For the years ended December 31	2004	2003	2002

Current
Switzerland	18.2	10.0	23.9

United States	59.3	–48.4	–

Germany	2.9	–2.3	0.2

Total current	80.4	–40.7	24.1

Deferred
Switzerland	32.5	26.5	–22.2

United States	207.9	63.9	–34.4

Germany	17.4	–10.4	–16.9

Total deferred	257.8	80.0	–73.5

Total income tax expense (benefit)	338.2	39.3	–49.4

An “expected” income tax expense (benefit) is calculated based on the statutory tax rates for Converium. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the (loss) income generated in the various territories in which Converium operates. Based on the expected income tax expense (benefit), reconciliation is made to the actual income tax expense (benefit).

Table 13.2 below illustrates the factors that cause the actual income tax expense (benefit) to differ from the expected amount computed by applying the expected rate.

Table 13.2
Expected and actual income tax expense (benefit)
(US$ million)

Year ended December 31	2004	2003	2002

(Loss) income before tax	–422.6	224.4	57.4

Statutory average tax rate	69.6%	7.0%	–24.9%

Expected income tax (benefit) expense	–294.0	15.7	–14.3

Increase (reduction) in taxes resulting from:
Dividends received deduction	–1.5	–3.8	–2.9

Non-taxable reinsurance contract	–	–	–4.9

Branch tax	–	2.1	0.7

Non-deductible expenses	–1.9	3.3	9.1

Tax losses not realizable	–	37.9	–

Tax loss carryforward	614.2	–13.6	–21.3

Changes in applicable tax rates	1.2	–2.8	–5.5

Deferred acquisition costs	–	–	–4.7

Currency translation adjustments	–	–	–6.7

Hedge Agreement with Converium Finance S.A., Luxembourg	–2.3	–	–

Prior year adjustments	–7.8	–	–

Goodwill take-down	32.9	–	–

Other	–2.6	0.5	1.1

Actual income tax expense (benefit)	338.2	39.3	–49.4

Effective tax rate	80.0%	17.5%	–86.1%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The statutory average tax rate of 69.6% is affected by the difference between statutory results relevant for tax calculations and the US GAAP pre-tax results. The primary difference is the handling of the impairment charges recorded in the fourth quarter related to investments in subsidiaries. The charges are reflected in the statutory results for tax calculations, however on a US GAAP basis these charges are eliminated during the consolidation process and are therefore excluded for tax calculation purposes.

Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 269.8 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA. Converium has not established any additional deferred tax asset related to the losses sustained by CRNA. Additionally, Converium’s consolidated income tax expense for 2004 includes an expense of US$ 19.9 million related to the establishment of a valuation allowance against the net operating losses carried forward at Converium AG.

The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland. This was offset by non-deductible expenses caused by the novation of certain contracts from North America to Switzerland.

The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as a result of a ruling Converium AG received from the Swiss tax authorities regarding a tax loss carried forward.

As required under SFAS 109, ‘‘Accounting for Income Taxes’’, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s net deferred tax assets to reflect the continued net loss position of CRNA. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire. In addition, Converium AG presents deferred taxes for timing differences only. Future positive income will offset against net operating losses carried forward and will not cause any income taxes except changes in timing differences. For CRNA and Converium AG positive income will offset against net operating losses carried forward until the net operating losses will expire.

As of December 31, 2004, Converium’s valuation allowance on deferred tax assets was US$ 711.9 million, comprising net operating losses carried forward (US$ 571.7 million), loss reserve discount (US$ 110.2 million) and other temporary differences, net (US$ 30.0 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating losses carried forward. As of December 31, 2004, Converium had total net operating losses carried forward of US$ 2,512.5 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2010 through 2011, respectively.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.

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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Converium’s deferred income tax assets and liabilities are reflected in table 13.3 below.

Table 13.3
Deferred income taxes

(US$ million)	2004	2003

Deferred income tax assets
Loss reserve discount	110.2	110.0

Unearned premium reserve deduction	17.6	36.3

Accruals not currently deductible	20.5	18.4

Partnership loss	2.6	5.5

Net operating loss carryforwards	590.6	175.4

Goodwill	8.1	11.0

Unrealized currency losses	21.4	–

Other	19.2	36.4

Total deferred income tax assets	790.2	393.0

Valuation allowance	–711.9	–47.9

Net deferred income tax assets	78.3	345.1

Deferred income tax liabilities
Loss and benefit reserves	–25.4	–31.9

Deferred policy acquisition costs	–75.8	–71.0

Unrealized appreciation of investments	–22.4	–9.3

Investments	–10.2	–12.0

Reinsurance contracts	–19.3	–17.6

Other	–4.1	–16.5

Total deferred income tax liabilities	–157.2	–158.3

Net deferred income tax assets	78.3	345.1

Net deferred income taxes as of December 31	–78.9	186.8

The current net income tax payable as of December 31, 2004 was US$ 16.4 million as compared to a current net income tax receivable of US$ 44.1 million at December 31, 2003. In 2003, Converium claimed a refund request for special estimated tax payments made for former years. Respectively, Converium shifted approximately US$ 58.0 million from deferred tax asset into current income tax receivable. In 2004, the Internal Revenue Service denied the refund and consequently, Converium decreased the current income tax receivable accordingly.

Converium’s net operating loss carryforwards by expiration date are as follows:

Table 13.4
Net operating loss carryforwards

		Deferred		Net deferred
	Net operating loss	income	Valuation	income
(US$ million)	carryforward	tax asset	allowance	tax asset

One year through five years	100.1	15.1	–15.1	0.0

Over five years	2,412.4	575.5	–556.6	18.9

Total as of December 31, 2004	2,512.5	590.6	–571.7	18.9

14. Employee benefits

Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.

Personnel costs incurred for 2004, 2003 and 2002 were US$ 131.1 million, US$ 123.9 million and US$ 110.7 million, respectively. The 2004 amount includes US$ 15.7 million of costs related to the retention plans rolled out in September 2004 (see Note 15).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

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

The Pension Fund of Converium AG (the “Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 8.1 million in 2004 and CHF 5.2 million in 2003.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or pre-finance their pension benefits reductions in case of early retirement.

The principal actuarial weighted average assumptions used for calculating defined benefit plans are as follows:

Table 14.1
Weighted average

	2004	2003	2002

Discount rate	3.46%	3.99%	3.85%

Expected long-term rate of return on assets	5.50%	6.00%	6.00%

Future salary increases	2.00%	2.00%	2.16%

Future pension increases	0.89%	0.90%	0.91%

Table 14.2

(US$ million)	2004	2003	2002

Projected benefit obligation
Projected benefit obligation as of January 1	80.3	64.9	43.6

Service cost	7.4	7.6	5.0

Interest cost	3.2	2.6	2.1

Actuarial losses (gains)	10.1	–3.8	4.5

Foreign currency translation effects	9.3	8.8	9.8

Benefits paid	–0.9	0.2	–0.1

Projected benefit obligation as of December 31	109.4	80.3	64.9

Fair value of plan assets
Fair value of plan assets as of January 1	50.6	35.6	23.6

Actual return on plan assets	2.5	2.9	–0.9

Employee contributions	3.1	2.6	1.8

Employer contributions	7.1	4.4	5.9

Foreign currency translation effects	5.8	4.9	5.3

Benefits paid	–0.9	0.2	–0.1

Fair value of plan assets as of December 31	68.2	50.6	35.6

Funded status
Funded status	–41.2	–29.7	–29.3

Unrecognized transition obligation	–	–	2.8

Unrecognized net actuarial losses (gains)	18.9	6.6	8.2

Unrecognized prior service cost	–1.7	–1.7	–1.7

Additional plan liabilities	–7.7	–	–1.1

Accrued benefit liability	–31.7	–24.8	–21.1

Amounts recognized in the balance sheet

Accrued benefit liability	–31.7	–24.8	–21.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The net periodic benefit expense in the income statement consists of the following components:

Table 14.3
Net periodic benefit expense

(US$ million)
For the years ended December 31	2004	2003	2002

Service cost	7.4	7.6	5.0

Interest cost	3.2	2.6	2.1

Expected return on plan assets	–3.1	–2.4	–1.7

Employee contributions	–3.1	–2.6	–1.8

Amortization of transition obligation	–	0.6	0.5

Amortization of actuarial (gains) losses	–	0.4	–

Amortization of past service cost	–0.2	–0.2	–0.2

Net periodic benefit expense	4.2	6.0	3.9

The movement in the accrued benefit liability was as follows:

Table 14.4
Accrued benefit liability

(US$ million)
Year ended December 31	2004	2003	2002

Balance at January 1	–24.8	–21.1	–18.6

Current year expense	–4.2	–6.0	–3.9

Contributions paid	7.1	4.4	5.9

Foreign currency translation effects	–2.1	–2.1	–3.4

Additional plan liabilities	–7.7	–	–1.1

Balance at December 31	–31.7	–24.8	–21.1

The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2004 were as follows:

Table 14.5
Expected future cash flows

(US$ million)

Employer contributions
2005 (estimate)	5.9

Expected future benefit payments
2005	3.1

2006	3.3

2007	3.5

2008	3.6

2009	3.8

2010–2014	21.5

The weighted average assets allocation of funded defined benefit plans at December 31, 2004 were as follows:

Table 14.6
Weighted average assets allocation of defined benefit plans

Year ended December 31	Long-term target	2004	2003

Debt securities	46%–70%	50%	51%

Equity securities	19%–33%	31%	27%

Real estate	14%–20%	17%	17%

Cash and other investments	0%– 8%	2%	5%

Total		100%	100%

CRNA sponsors various qualified defined contribution plans. Substantially all employees of CRNA are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. CRNA’s contributions under these plans amounted to US$ 2.5 million, US$ 2.5 million and US$ 2.8 million in 2004, 2003 and 2002, respectively.

15. Share compensation and incentive plans

Converium has various incentive- and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.

(a) Cash-based incentive plans

Converium operates a short-term incentive program (“Annual Incentive Plan” or “AIP”) for executives, management and certain employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2004, 2003 and 2002 in connection with these plans was US$ 2.0 million, US$ 11.7 million and US$ 7.4 million, respectively.

Employee retention plan

In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment becomes due on January 31, 2006. The estimated cost of the program is approximately US$ 31.5 million, which will be expensed over the period October 1, 2004 through January 31, 2006. For the year ended December 31, 2004, US$ 15.7 million has been expensed based on the terms of this plan. In addition, severance amounts of US$ 6.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.

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

Annual Incentive Share Plan

Certain executives receive a minimum of 25% of their Annual Incentive Plan in the form of Converium shares. All employees may elect to receive up to 50% of their AIP in Converium shares. If these AIP shares are held for a three-year period, employees receive an additional share award equal to 25% of their AIP shares.

Table 15.1 summarizes the status of Converium’s share plans for 2004, 2003 and 2002.

Table 15.1	2004	2003	2002

Unvested shares at beginning of year	160,859	363,278	706,451

Shares granted	438,795	133,930	29,732

Shares vested	–30,288	–311,587	–299,214

Shares forfeited	–112,185	–24,762	–73,691

Unvested shares at end of year	457,181	160,859	363,278

Long-Term Incentive Plan (LTIP)

The LTIP is designed to align the interests of management closely with those of shareholders, and to encourage share ownership. LTIP awards are made to senior employees, and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date, and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Executive IPO option plan

In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Executive IPO Options are now fully vested and expire 10.5 years after the date of grant.

Table 15.2 summarizes the status of Converium’s outstanding stock options for 2004, 2003 and 2002.

Table 15.2	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	1,728,744	CHF 71.17	1,115,424	CHF 79.28	732,329	CHF 82.00

Granted	1,238,640	17.75	699,555	58.14	442,514	74.66

Exercised	–39,806	68.64	–23,450	60.10	–3,574	78.85

Forfeited	–567,624	59.90	–62,785	74.31	–55,845	80.40

Outstanding at end of year	2,359,954	45.88	1,728,744	71.17	1,115,424	79.28

Options exercisable at end of year	1,311,491	61.38	901,933	75.74	423,509	80.47

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Table 15.3
Weighted average	2004		2003		2002

Risk-free rate		2.11%		1.51%		1.87%

Expected life	3 years		3 years		3 years

Expected volatility		31.74%		27.24%		31.27%

Dividend yield		2.00%		1.78%		0.80%

Fair value of options granted	US$	3.38	US$	7.43	US$	11.11

Table 15.4 summarizes information about stock options outstanding at December 31, 2004:

Table 15.4	Options outstanding			Options exercisable
		Weighted
Range of	Number	average remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

CHF 8.64 – 25.56	958,765	10.4	CHF 9.72	252,494	CHF 9.96

CHF 56.05 – 62.50	734,017	9.0	59.44	413,604	59.30

CHF 82.00 – 89.10	667,172	7.4	82.93	645,393	82.83

CHF 8.64 – 89.10	2,359,954	9.1	45.88	1,311,491	61.38

(c) Compensation expense

The compensation expense charged to income under the share-based incentive plans was US$ 9.6 million, US$ 10.0 million and US$ 24.4 million in 2004, 2003 and 2002, respectively.

(d) Re-pricing of options

An adjustment to the exercise price of all options outstanding prior to the Rights Offering will be made in early 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in exercise price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price. The re-pricing of options will not have a material impact on the financial condition or results of operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

16. Shareholders’ equity

(a) Issued share capital

Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2004, the Extraordinary General Meeting of the shareholders passed two resolutions to increase the share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends.

In addition Converium’s shareholders resolved, at the Extraordinary General Meeting held on September 28, 2004, to:

•	Reduce the share capital of the company from CHF 400,062,170 by 200,031,085 to CHF 200,031,085 by reducing the nom- inal value of CHF 10 per share by CHF 5 to CHF 5 per share;

•	Increase the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid registered shares with a nominal value of CHF 5 each at an issue price of CHF 5 per share; and

•	Amend the Articles of Incorporation as a consequence of the reduction of the nominal value.

In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued, and Converium’s corresponding capital increase (and reduction of the nominal value) were recorded, in the Commercial Register of the Canton of Zug, Switzerland on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued, outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.

(b) Authorized share capital

At the Annual General Meeting on April 27, 2004, the shareholders resolved to create authorized share capital and amended the Articles of Incorporation, which provides that the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issuance of up to a maximum of four million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40 million.

Subsequent to the reduction of the nominal value of each of Converium’s shares from CHF 10 to CHF 5 as a result of the resolution by the shareholders at the EGM of September 28, 2004, Converium’s authorized capital is now CHF 20,000,000 with the Board being authorized to issue up to four million shares.

(c) Conditional share capital

At the Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to state that the previously available conditional share capital for use in conjunction with the employee participation plans has been replaced by a conditional share capital for option rights and/or conversion rights for a number of four million shares or CHF 40,000,000 in nominal share capital.

Subsequent to the reduction of the nominal value of each of Converium’s shares in October 2004, its conditional capital is now for a number of four million shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 pursuant to which up to four million shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments.

At December 31, 2004, none of the conditional share capital or registered shares have been exercised.

(d) Dividend restrictions, reductions in the registered shares’ nominal value, and capital and solvency requirements

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

As of December 31, 2004, Converium Holding AG had 146,689,462 registered shares with a nominal value of CHF 5 each issued. Based on Swiss company law, Converium Holding AG is entitled to reduce the nominal value of its registered shares down to CHF 0.01 by a respective payment per share to its shareholders. Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For CRNA, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid (see Note 22).

17. Transactions with Zurich Financial Services

Quota Share Retrocession Agreement

In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third-party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

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

Converium AG continues to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG manages third-party retrocessions related to the business transferred. Converium bears the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG has a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

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

CRNA had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (the “1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to CRNA for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to CRNA. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	CRNA’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty;

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

•	CRNA’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty; and

•	The remainder of the coverage under the agreement is commuted.

See Notes 7, 9, 11, 15, 18 and 21 for other transactions with Zurich Financial Services.

18. Related party transactions

GAUM

In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. At that same time, Converium as a shareholder provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million). In addition, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase Agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of GBP 2.5 million (US$ 4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year. Gross premiums assumed through the pools managed by GAUM were US$ 289.0 million, US$ 266.4 million and US$ 64.4 million for 2004, 2003 and 2002, respectively.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium believes that no formal action was taken by the pool membership committee to serve a notice terminating its membership of Converium. However, the committee has discussed Converium’s downgrade and sought to take action to limit its rights to dispute the validity of any notice served on Converium. The continuation of Converium’s membership at its current rating was likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium entered into formal written fronting arrangements, preventing the termination of its membership in the pool. The fronting arrangements require Converium to post collateral to secure its reinsurance obligations under the fronting arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s membership were terminated, it also may be required to sell its shares in GAUM at an amount less than its carrying value. See Notes 3 and 8 for additional information on GAUM.

MDU

Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by Zurich Financial Service’s entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were US$ 170.9 million, US$ 137.3 million and US$ 140.0 million for 2004, 2003 and 2002, respectively.

The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve it with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium's 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. The recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Note 8 for additional information on MDU.

SATEC

Converium has a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. Additionally, in 2002 Converium entered into a usufruct agreement with the two other owners of SATEC regarding some of their participation rights. Gross premiums assumed through the pool managed by SATEC were US$ 10.2 million, US$ 5.9 million and US$ 5.0 million for 2004, 2003 and 2002, respectively. Profit distributions paid from SATEC to Converium with regards to the participation and the usufruct were US$ 0.9 million, US$ 0.8 million and nil for 2004, 2003 and 2002, respectively. In 2004, we have recorded an impairment charge with regard to the usufruct agreement in the amount of US$ 2.4 million.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

RISC Ventures

Converium has retained The RISConsulting Group LLC for certain consulting services, of which Derrell J. Hendrix, a member of the Converium AG Board of Directors, is Manager and Chief Executive Officer. In addition, Derrell J. Hendrix is a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in the entity. For 2004, Converium paid total fees of US$ 250,000 to The RISConsulting Group LLC.

Managing Director

In order to enhance the effectiveness of strategic and operational decision-making and greater collaboration between the Board of Directors and the Global Executive Committee (“GEC”), Converium established the position of Managing Director. On September 10, 2004, Terry G. Clarke was appointed as Converium’s new Managing Director. The Managing Director serves on the Board and has oversight over the day-to-day management of Converium’s business. The Managing Director attends all meetings of the GEC and has veto power over decisions taken by the GEC. In addition to the Managing Director’s regular compensation as a member of the Board of Directors, Terry G. Clarke receives a remuneration of GBP 50,000 (US$ 91,620) per month plus reimbursement for customary expenses. For 2004, Converium paid Terry G. Clarke GBP 190,909 (US$ 349,822) related to this role. In February 2005, Terry G. Clarke assumed the role of Chief Executive Officer of Converium (see Note 26).

19. Supplemental cash flow disclosures

Table 19.1
Supplemental cash flow disclosures

(US$ million)	2004	2003	2002

Income taxes paid	–10.2	–2.7	–2.3

Interest expense paid	–33.1	–31.6	–16.4

20. Fair value of financial instruments

The methods and assumptions used by Converium in estimating the fair value of financial instruments are:

•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	Other investments: for which quoted market prices are not readily available are not fair valued and are not significant to Converium.

•	Cash and short-term investments: carrying amounts approximate fair value.

•	Debt: fair values are generally based upon quoted market prices.

Table 20.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2004 and 2003.

Table 20.1
Fair value of financial instruments

	Total	Total	Total	Total
	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
As of December 31	2004	2004	2003	2003

Fixed maturities	5,678.7	5,685.2	4,935.9	4,928.6

Equity securities	408.5	408.5	840.2	840.2

Other investments (excluding real estate)	133.5	133.5	43.3	43.3

Short-term investments	133.3	133.3	55.8	55.8

Funds Withheld Asset	1,305.1	1,305.1	1,530.6	1,530.6

Cash and cash equivalents	664.9	664.9	280.8	280.8

Debt	–330.6	–390.9	–428.6	–390.6

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

21. Commitments and contingencies

Letter of credit facility

In November 2004, Converium AG obtained a US$ 1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility that was signed in July 2003. As of December 31, 2004, Converium had outstanding letters of credit of US$ 955.7 million under the facility. Investments of US$ 1,060.8 million are pledged as collateral related to the Syndicated Letter of Credit Facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: (i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and (ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the company’s credit rating. The maximum amount of this fee is .50%.

In addition to the Syndicated Letter of Credit Facility, other irrevocable letters of credit of US$ 639.1 million were outstanding at December 31, 2004 to secure certain assumed reinsurance contracts. Investments of US$ 704.7 million are pledged as collateral related to certain of these letters of credit.

As of December 31, 2004, Converium Rückversicherung (Deutschland) AG, Germany had an outstanding commitment of Euro 30.0 million (US$ 40.8 million) to fund an investment in a Morgan Stanley Real Estate Fund (the “Eurozone Office Fund”), a Fonds Commun de Placement under Luxembourg law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments. As of December 31, 2004 the capital called totaled Euro 6.7 million (US$ 9.1 million).

Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 15.9 million, US$ 15.9 million and US$ 14.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Table 21.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 21.1

Minimum future payments under operating leases	Rental
(US$ million)	payments

2005	13.3

2006	13.3

2007	13.2

2008	13.1

2009	11.8

2010 and thereafter	20.9

Total	85.6

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for five-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

CRNA entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”), an indirect parent of ZC Resource and a co-guarantor of the prime lease, for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty. See Note 25 for additional information on guarantees. As a result of the announced run-off of CRNA, Converium is currently evaluating certain of its office leases in North America, and a plan for reduced office space is expected to be approved in 2005 (see Note 26).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

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

Superior National Matters

On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA (see Note 26). The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).

The complaint alleged several counts, including voidable preferences and fraudulent transfers, the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appeared to arise out of CIC transactions, not CRNA or CINA transactions. As part of the transactions which effectively spunoff CRNA and CINA from ZFS, ZFS agreed to indemnify CRNA and CINA for liabilities arising out of or related to the assets not assumed by or transferred to CRNA and CINA in the separation from ZFS. The principal claim brought against CRNA appeared to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint did in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. As best as could be discerned, the liquidator was apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus this commutation constituted a fraudulent transfer. All the claims, though, were never well defined and no discovery was ever undertaken to better elucidate them.

Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. As a result, CIC’s main performance under the settlement is now due 90 days from entry of the approval order. After that period has expired and CIC has performed, dismissals of the case are expected to be entered.

U.S. Life Insurance Company arbitration

The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 26).

All American Life Insurance Company arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All Ameri-can”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of US$ 9.2 million were recorded in 2004 to reflect this commutation.

Continental Casualty Company arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident & health exposures CRNA assumed from a third-party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses. Following the signing of the Assignment Agreement, Continental, CRNA and the third-party insurer have entered into a series of commutation agreements related to the exposures. These commutations are subject to the approval of the liquidation court governing the insurer, which is currently pending.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Great American Insurance Company arbitration

The arbitration initiated on July 30, 2004 by Great American Insurance Company (“GAIC”) against CRNA, challenging CRNA’s right to invoke a special termination or settlement clause under certain Automobile Residual Value Proportional Reinsurance Agreements (the “Reinsurance Agreements”) with GAIC and seeking resolution of a billing dispute related to the Reinsurance Agreements, which was previously reported, has been settled. In December 2004, the parties to the dispute agreed to settle the matter with a full and final commutation of the Reinsurance Agreements in exchange for a commutation payment by CRNA.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the US District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the US District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the US District Court of the Southern District of New York, Converium Germany sent Canada Life a request to arbitrate. Following the organizational meeting of the arbitrators on October 8, 2003, the discovery and deposition began. The hearing is expected to take place in the first quarter of 2005. Meanwhile, the arbitration panel ordered Converium Germany to post pre-award security in the form of a Letter of Credit in the amount of US$ 66.0 million, which Converium Germany has complied with.

Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.

Current industry issues

To date, Converium is neither a defendant in the lawsuit that New York State Attorney General, Elliott Spitzer, filed against a leading US insurance broker on October 14, 2004, nor has Converium been contacted with respect to the lawsuit or any related investigation. There has been widespread speculation in the media regarding the potential impact and scope of the Spitzer investigation on the insurance industry. As the investigation appears to be in the preliminary phases it is difficult to predict whether it will be expanded to include other industry participants. However, CRNA has received subpoenas from each of the Securities and Exchange Commission and the New York Attorney General’s Office regarding a transaction with MBIA — for further information see Note 27 — Review of Certain of our Reinsurance Transactions.

Class action lawsuits

Commencing on October 4, 2004, seven securities class action lawsuits have been filed against Converium and certain of its officers and directors. The complaints are as follows: Meyer v. Converium Holding AG, et al., 04 CV 07897, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Criden v. Converium Holding AG, et al., 04 CV 8060, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Taylor v. Converium Holding AG, et al., 04 CV 8038, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Jakob v. Converium Holding AG, et al., which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Maxfield v. Converium Holding AG, et al., 04-CV-08994, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and September 2, 2004; Bassin v. Converium Holding AG, et al., 04 CV 08295, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann as defendants, and is purportedly brought as a class action on behalf of purchasers of our securities between December 11, 2001 and September 2, 2004 (see Note 26); and Rubin v. Converium Holding AG, et al., Index No. 04-117332, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The first five complaints, each of which was filed in the Southern District of New York, assert claims for violations of Section 10(b), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Securities Exchange Act of 1934, and allege, among other things, that, contrary to representations, we did not establish adequate loss reserves to cover claims by policyholders; that our announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, our earnings and assets were materially overstated. Rubin v. Converium Holding AG, et al., Index No. 04-117332, was filed in New York State Court, and makes similar allegations directed at the Company’s Registration Statement and Prospectus issued in connection with the IPO under sections 11, 12, and 15 of the Securities Act of 1933. Further, certain of the complaints allege violations of Securities and Exchange Commission reporting obligations and generally accepted accounting principles. In each case, plaintiffs are seeking unspecified compensatory damages, attorney’s fees and expert fees. It is possible that additional suits alleging similar claims may be filed in the future.

We intend to defend the remaining lawsuits vigorously. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.

U.S. Securities and Exchange Commission investigation

In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the U.S. Securities and Exchange Commission (the “Commission”). As a result of that request, Converium understands that the Commission is conducting an investigation to determine whether there have been violations of the US federal securities laws in connection with transactions in Converium’s securities by certain persons, including certain of its insiders, prior to Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001.

CRNA has voluntarily responded to the Commission’s request, and intends to continue to cooperate with the Commission.

Investigation by the Swiss Federal Banking Commission

In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium fully complied with the respective request by providing all relevant information to the Commission.

22. Regulation

As a result of the developments in the latter part of 2004, various regulatory actions have occurred, the most significant of which are set forth below:

United States

As a result of the reserve strengthening Converium recorded in 2004 and the subsequent placement of its North American business into run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval, including:

•	Making any material change in its management or operations;

•	Making any withdrawal of monies from its bank accounts, disbursements or payments outside the ordinary course of the business run-off;

•	Incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;

•	Writing, assuming or issuing any new insurance policies;

•	Making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company;

•	Entering into any new material reinsurance agreement; and

•	Entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.

In addition, CRNA will be required to provide to the Department written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities, including specific impact on CRNA’s statutory financial statements, as well as any additional reports that the Department reasonably determines are necessary to ascertain the financial condition of the Company. The letter of understanding does not preclude the Department from initiating any further actions that it deems in its discretion to be necessary for the protection of CRNA’s policyholders, reinsureds and the public.

The foregoing requirements will continue until March 15, 2005, at which time the Department will reassess the financial condition of CRNA.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The recent ratings downgrades as well as our decision to place CRNA into run-off have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before we provide such collateral. If the Department withholds its approval, we would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.

Switzerland

By letter dated September 27, 2004 the Federal Office of Private Insurance (“FOPI”), the insurance and reinsurance regulator in Switzerland, has requested that Converium AG provide notice on certain inter-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost-sharing agreements, capital injections, and investments in subsidiaries. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and is providing all required information and documentation.

In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following inter-group transactions: inter-group loans and capital increases to subsidiaries exceeding US$ 100.0 million; guarantees exceeding US$ 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding US$ 25.0 million, dividends to Converium Holding AG and all inter-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the inter-group transactions exceeding the thresholds could not be executed, which may in turn have an impact on the funding in conjunction with inter-group transactions.

Accounting impact of reserve strengthening and related impairment of goodwill and deferred taxes

For accounting purposes, Converium Holding AG and Converium AG are both required to perform an annual assessment of the carrying value of investments in affiliates as part of the annual statutory financial statement process. This annual impairment assessment is conducted in the fourth quarter of each calendar year when it is considered that the best financial information is available to perform this test. In order to assess the fair value of each investment, management utilizes a number of internationally recognized valuation techniques taking into account the fair value of the existing balance sheet, current projected business plans and credit rating and foreign exchange rate assumptions. Swiss law allows companies to value assets below their economic value in their local statutory accounts.

As a result of the reserve strengthening and related impairment of goodwill and deferred taxes, CHNA recorded an impairment charge of US$ 571.5 million in its US GAAP accounts with regards to its participation in CRNA. This impairment did not have a material impact on the consolidated financial position or results of operations. As of December 31, 2004 CHNA reported a value of US$ 331.0 million for its investment in CRNA in its US GAAP accounts.

In respect of Converium AG’s investment in CHNA, Converium AG recorded an impairment charge of US$ 802.4 million in its US GAAP accounts and of CHF 1,332.4 million in its local statutory accounts in the fourth quarter of 2004. These impairment charges did not have a material impact on the consolidated financial position or results of operations. As of December 31, 2004 Converium AG reported a value of US$ 133.7 million for its investment in CHNA in its US GAAP accounts.

Similarly, Converium Holding AG performed an annual impairment test on its investment in Converium AG as well as on the note receivable from CRNA as part of its Swiss annual statutory financial statement process, adopting the valuation principles outlined above. In the fourth quarter of 2004, Converium Holding AG recorded an impairment charge of CHF 1,332.4 million in its local statutory accounts with regards to its participation in Converium AG, respectively of CHF 170.6 million with regards to the note receivable from CRNA.

Germany

Solvency requirements

In late 2004, in order to meet newly established solvency requirements for reinsurance companies in Germany, Converium Rückversicherung (Deutschland) AG increased its capital on a local statutory basis by Euro 100.0 million (US$ 135.9 million). This was accomplished by means of a capital contribution from Converium AG in the amount of Euro 80.0 million (US$ 108.7 million). In addition, Converium AG granted Converium Rückversicherung (Deutschland) AG a subordinated loan in the amount of Euro 20.0 million (US$ 27.2 million) for a term of twenty years.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Establishment of branch office

In November 2004, Converium AG established a branch office in Cologne, Germany. This move was made in response to the favorable legal regulatory environment in Germany as the rules regarding establishment of branch offices were slated to change as of January 1, 2005.

23. Consolidated entities

A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
	incorporation	shares held	Currency	capital

Converium Rückversicherung (Deutschland) AG	Germany	100	EUR	4,601,627

Converium Finance S.A.	Luxembourg	100	EUR	31,000

Converium Holding AG	Switzerland	100	CHF	733,447,310

Converium AG	Switzerland	100	CHF	400,000,000

Converium Holdings (North America) Inc.	US	100	US$	1

Converium Reinsurance (North America) Inc.	US	100	US$	3,500,000

Converium Insurance (North America) Inc.	US	100	US$	5,000,000

Converium Holding (UK) Ltd	UK	100	GBP	101

Converium Insurance (UK) Ltd	UK	100	GBP	60,000,000

Converium London Management Ltd	UK	100	GBP	1,000

Converium Underwriting Ltd	UK	100	GBP	2

Converium IP Management Ltd*	Bermuda	100	US$	12,000

Converium Finance (Bermuda) Ltd*	Bermuda	100	US$	12,000

*	Converium has incorporated two new companies effective as of December 17, 2004. The scope of these companies is to effectively manage Converium’s brand.

24. (Loss) earnings per share

Converium Holding AG purchased 368,463 shares and 377,650 shares during 2004 and 2003, respectively, related to share-based compensation plans.

The following table shows the average shares outstanding:

(in US$ million, except per share information)
For the years ended December 31	2004	2003	2002

Net (loss) income	–760.8	185.1	106.8

Average shares outstanding (millions)	63.4	39.8	39.9

Average diluted shares outstanding (millions)	64.1	40.3	40.5

Basic (loss) earnings per share	–12.00	2.33	1.34

Diluted (loss) earnings per share	–12.00	2.32	1.33

(Loss) earnings per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004 (see Note 16). The (loss) earnings per share calculation is based on an adjusted number of average shares outstanding and the 2003 and 2002 amounts have been restated accordingly.

Diluted (loss) earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

25. Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2004 and 2003, and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2004. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly owned subsidiaries of the parent guarantor.

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

Condensed consolidating
statements of income
				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	–	2,629.8	–	923.2	–	3,553.0

Net premiums earned	–	2,534.2	–	1,150.9	–	3,685.1

Net investment income	13.4	189.4	13.4	122.1	–26.7	311.6

Net realized capital gains (losses)	–	12.6	–	33.9	–	46.5

Other income (loss)	23.5	–41.1	19.0	–4.0	–	–2.6

Total revenues	36.9	2,695.1	32.4	1,302.9	–26.7	4,040.6

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	–	–1,968.3	–	–1,294.8	–	–3,263.1

Underwriting acquisition costs	–	–655.9	–	–186.6	–	–842.5

Other operating and administration expenses	–11.6	–103.2	–0.1	–103.0	–	–217.9

Interest expense	–10.6	–0.4	–16.5	–32.3	26.7	–33.1

Impairment of goodwill	–	–	–	–94.0	–	–94.0

Amortization of intangible assets	–	–9.9	–	–	–	–9.9

Restructuring costs	–	–0.2	–	–2.5	–	–2.7

Total benefits, losses and expenses	–22.2	–2,737.9	–16.6	–1,713.2	26.7	–4,463.2

Income (loss) before taxes	14.7	–42.8	15.8	–410.3	–	–422.6

Income tax benefit (expense)	2.5	–50.4	–0.1	–290.2	–	–338.2

Income (loss) before equity in (loss) income of subsidiaries	17.2	–93.2	15.7	–700.5	–	–760.8

Equity in (loss) income of subsidiaries	–778.0	–684.8	–	–	1,462.8	–

Net (loss) income	–760.8	–778.0	15.7	–700.5	1,462.8	–760.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Consolidating balance sheets
				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	–	2,956.6	14.8	2,713.8	–	5,685.2

Equity securities	–	255.8	–	152.7	–	408.5

Investment in subsidiaries	1,661.5	559.4	–	–	–2,220.9	–

Notes receivable	196.7	49.2	175.0	135.9	–556.8	–

Short-term and other investments	–	306.3	–	99.3	–	405.6

Total investments	1,858.2	4,127.3	189.8	3,101.7	–2,777.7	6,499.3

Funds Withheld Asset	–	1,305.1	–	–	–	1,305.1

Total invested assets	1,858.2	5,432.4	189.8	3,101.7	–2,777.7	7,804.4

Other assets
Cash and cash equivalents	2.1	329.2	4.2	329.4	–	664.9

Premiums receivable	–	1,890.4	–	285.3	2.3	2,178.0

Reinsurance assets	–	917.6	–	2,267.3	–1,613.6	1,571.3

Funds held by reinsureds	–	1,418.1	–	717.9	–414.7	1,721.3

Deferred policy acquisition costs	–	418.2	–	66.5	–	484.7

Deferred income taxes	–	13.0	–	65.3	–	78.3

Other assets	32.5	333.8	65.8	100.6	–93.0	439.7

Total assets	1,892.8	10,752.7	259.8	6,934.0	–4,896.7	14,942.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	–	5,870.6	–	4,038.1	–1,131.8	8,776.9

Unearned premiums, gross	–	1,058.9	–	533.6	–280.2	1,312.3

Future life benefits, gross	–	87.7	–	549.6	–91.5	545.8

Other reinsurance liabilities	–	1,382.6	–	105.4	–112.7	1,375.3

Funds held under reinsurance contracts	–	226.7	–	567.4	–414.8	379.3

Deferred income taxes	–	90.6	–	66.6	–	157.2

Accrued expenses and other liabilities	0.6	374.1	1.4	179.2	–270.6	284.7

Notes payable	172.0	–	–	202.2	–374.2	–

Debt	–	–	193.6	197.3	–	390.9

Total liabilities	172.6	9,091.2	195.0	6,439.4	–2,675.8	13,222.4

Equity
Common stock and additional paid-in capital	1,977.8	1,941.2	–	1,286.9	–3,228.1	1,977.8

Unearned stock compensation	–7.5	–	–	–	–	–7.5

Total accumulated
comprehensive income (loss)	304.1	277.7	9.4	56.0	–343.1	304.1

Retained (deficit) earnings	–554.2	–557.4	55.4	–848.3	1,350.3	–554.2

Total equity	1,720.2	1,661.5	64.8	494.6	–2,220.9	1,720.2

Total liabilities and equity	1,892.8	10,752.7	259.8	6,934.0	–4,896.7	14,942.6

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows
				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	41.6	634.4	2.1	–453.6	–	224.5

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	–	–214.9	–	–13.3	–	–228.2

Proceeds from sales and maturities of fixed maturities	–	936.3	–	3,179.7	–	4,116.0

Purchases of fixed maturities available-for-sale	–	–1,663.5	–	–2,756.7	–	–4,420.2

Proceeds from sales of equity securities	–	279.6	–	703.5	–	983.1

Purchases of equity securities	–	–61.6	–	–479.7	–	–541.3

Net increase in short-term investments	–	–20.4	–	–50.8	–	–71.2

Proceeds from sales of other assets	–	54.2	–	28.1	–	82.3

Purchase of other assets	–	–128.4	–	12.6	–	–115.8

Notes receivable	–46.7	–49.2	–	–135.9	231.8	–

Investment in subsidiaries	–355.1	–108.7	–	–	463.8	–

Net cash provided by (used in) investing activities	–401.8	–976.6	–	487.5	695.6	–195.3

Cash flows from financing activities
Capital contribution	–	402.9	–	108.7	–511.6	–

Notes payable	22.0	182.6	–	27.2	–231.8	–

Net purchases of common shares	–6.0	–	–	–	–	–6.0

Dividends to shareholders	–47.8	–47.8	–	–	47.8	–47.8

Proceeds from Rights Offering	428.4	–	–	–	–	428.4

Rights Offering issuance costs	–25.1	–	–	–	–	–25.1

Net cash provided by (used in) financing activities	371.5	537.7	–	135.9	–695.6	349.5

Effect of exchange rate changes on cash and cash equivalents	–10.4	11.8	–	4.0	–	5.4

Change in cash and cash equivalents	0.9	207.3	2.1	173.8	–	384.1

Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	–	280.8

Cash and cash equivalents as of December 31	2.1	329.2	4.2	329.4	–	664.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	2,492.4	—	1,334.6	—	3,827.0

Net premiums earned	—	2,392.8	—	1,283.7	—	3,676.5

Net investment income	11.0	129.5	12.5	103.5	–23.5	233.0

Net realized capital (losses) gains	—	–10.7	—	29.1	—	18.4

Other income (loss)	35.0	–30.8	39.5	–5.7	–35.3	2.7

Total revenues	46.0	2,480.8	52.0	1,410.6	–58.8	3,930.6

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	—	–1,588.9	—	–1,085.3	—	–2,674.2

Underwriting acquisition costs	—	–522.1	—	–251.1	—	–803.2

Other operating and administration expenses	–8.6	–119.1	4.1	–107.4	33.2	–197.8

Interest expense	–10.5	—	–16.5	–29.6	25.6	–31.0

Total benefits, losses and expenses	–19.1	–2,260.1	–12.4	–1,473.4	58.8	–3,706.2

Income (loss) before taxes	26.9	220.7	39.6	–62.8	—	224.4

Income tax (expense) benefit	–3.5	–32.6	—	–3.2	—	–39.3

Income (loss) before equity in income (loss) of subsidiaries	23.4	188.1	39.6	–66.0	—	185.1

Equity in income (loss) of subsidiaries	161.7	–26.4	—	—	–135.3	—

Net income (loss)	185.1	161.7	39.6	–66.0	–135.3	185.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Consolidating balance sheets				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	1,925.5	14.8	2,984.3	—	4,928.6

Equity securities	—	441.8	—	398.4	—	840.2

Investment in subsidiaries	2,006.8	1,117.4	—	—	–3,124.2	—

Notes receivable	150.0	—	175.0	—	–325.0	—

Short-term and other investments	44.7	187.5	—	41.8	–44.7	229.3

Total investments	2,201.5	3,676.2	189.8	3,424.5	–3,493.9	5,998.1

Funds Withheld Asset	—	1,530.6	—	—	—	1,530.6

Total invested assets	2,201.5	5,206.8	189.8	3,424.5	–3,493.9	7,528.7

Other assets
Cash and cash equivalents	1.2	121.9	2.1	155.6	—	280.8

Premiums receivable	—	1,477.4	—	812.8	–281.9	2,008.3

Reinsurance assets	—	790.7	—	2,221.4	–1,069.5	1,942.6

Funds held by reinsureds	—	1,043.4	—	587.3	–256.7	1,374.0

Deferred policy acquisition costs	—	293.6	—	86.5	—	380.1

Deferred income taxes	—	32.7	—	312.4	—	345.1

Other assets	42.7	170.2	46.1	233.9	2.1	495.0

Total assets	2,245.4	9,136.7	238.0	7,834.4	–5,099.9	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	4,764.0	—	3,759.1	–680.3	7,842.8

Unearned premiums, gross	—	827.2	—	867.8	–227.6	1,467.4

Future life benefits, gross	—	62.4	—	496.8	–75.7	483.5

Other reinsurance liabilities	—	1,040.4	—	398.9	–352.0	1,087.3

Funds held under reinsurance contracts	—	247.7	—	538.9	–256.8	529.8

Deferred income taxes	—	71.4	—	86.9	—	158.3

Accrued expenses and other liabilities	12.1	116.8	0.8	240.2	–58.3	311.6

Notes payable	150.0	—	—	175.0	–325.0	—

Debt	—	—	193.4	197.2	—	390.6

Total liabilities	162.1	7,129.9	194.2	6,760.8	–1,975.7	12,271.3

Equity
Common stock and additional paid-in capital	1,569.7	1,546.1	—	1,169.3	–2,715.4	1,569.7

Unearned stock compensation	–6.1	—	—	—	—	–6.1

Total accumulated other comprehensive income	261.4	242.7	4.2	51.8	–298.7	261.4

Retained earnings (deficit)	258.3	218.0	39.6	–147.5	–110.1	258.3

Total equity	2,083.3	2,006.8	43.8	1,073.6	–3,124.2	2,083.3

Total liabilities and equity	2,245.4	9,136.7	238.0	7,834.4	–5,099.9	14,354.6

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	3.3	1,217.9	–1.1	45.2	—	1,265.3

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	–192.4	—	—	—	–192.4

Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—	2,908.5	—	3,813.4

Purchases of fixed maturities available-for-sale	—	–1,828.1	–14.8	–3,211.1	—	–5,054.0

Proceeds from sales of equity securities	—	47.8	—	46.5	—	94.3

Purchases of equity securities	—	–178.2	—	–66.0	—	–244.2

Net decrease (increase) in short-term investments	3.6	256.6	42.7	–25.8	—	277.1

Purchase of note receivable	—	—	–25.0	—	25.0	—

Investment in subsidiaries	29.9	–106.8	—	—	76.9	—

All other investing activity	—	–17.1	—	–4.9	—	–22.0

Net cash provided by (used in) investing activities	33.5	–1,113.3	2.9	–352.8	101.9	–1,327.8

Cash flows from financing activities
Capital contribution	—	—	—	106.8	–106.8	—

Issuance of notes payable	—	—	—	25.0	–25.0	—

Net purchases of common shares	–17.3	—	—	—	—	–17.3

Dividends to shareholders	–29.9	–29.9	—	—	29.9	–29.9

Net cash (used in) provided by financing activities	–47.2	–29.9	—	131.8	–101.9	–47.2

Effect of exchange rate changes on cash and cash equivalents	10.8	18.7	—	–0.5	—	29.0

Change in cash and cash equivalents	0.4	93.4	1.8	–176.3	—	–80.7

Cash and cash equivalents as of January 1	0.8	28.5	0.3	331.9	—	361.5

Cash and cash equivalents as of December 31	1.2	121.9	2.1	155.6	—	280.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	–	1,829.6	–	1,492.6	–	3,322.2

Net premiums earned	–	1,622.4	–	1,543.1	–	3,165.5

Net investment income	12.6	117.0	0.1	135.8	–13.7	251.8

Net realized capital (losses) gains	–	–13.9	–	3.6	–	–10.3

Other (loss) income	–0.5	11.9	–	–2.5	–10.1	–1.2

Total revenues	12.1	1,737.4	0.1	1,680.0	–23.8	3,405.8

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	–	–1,178.7	–	–1,313.3	–	–2,492.0

Underwriting acquisition costs	–	–291.0	–	–375.7	–	–666.7

Other operating and administration expenses	20.7	–98.6	0.2	–95.6	–	–173.3

Interest expense	–10.7	–1.2	–0.3	–28.0	23.8	–16.4

Total benefits, losses and expenses	10.0	–1,569.5	–0.1	–1,812.6	23.8	–3,348.4

Income (loss) before taxes	22.1	167.9	–	–132.6	–	57.4

Income tax (expense) benefit	–2.2	0.5	–	51.1	–	49.4

Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	–	–81.5	–	106.8

Equity in income (loss) of subsidiaries	86.9	–81.5	–	–	–5.4	–

Net income (loss)	106.8	86.9	–	–81.5	–5.4	106.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	–	870.4

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	–	476.6	–	4,096.7	–	4,573.3

Purchases of fixed maturities	–	–1,054.1	–	–4,321.2	–	–5,375.3

Proceeds from sales of equity securities	–	144.1	–	455.1	–	599.2

Purchases of equity securities	–	–284.1	–	–367.0	–	–651.1

Net (increase) decrease in short-term investments	–3.6	–264.6	–42.7	82.4	–	–228.5

Purchase of note receivable	–	–	–150.0	–	150.0	–

Investment in subsidiaries	–	–104.8	–	–	104.8	–

All other investing activity	–	–9.9	–1.8	0.8	–	–10.9

Net cash (used in) provided by investing activities	–3.6	–1,096.8	–194.5	–53.2	254.8	–1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	–	–	193.7	–	–	193.7

Issuance of note payable	–	150.0	–	–	–150.0	–

Capital contribution	–	–	–	104.8	–104.8	–

Purchases of common shares	–14.7	–	–	–	–	–14.7

Net cash (used in) provided by financing activities	–14.7	150.0	193.7	104.8	–254.8	179.0

Effect of exchange rate changes on cash and cash equivalents	–	–0.6	–	–14.5	–	–15.1

Change in cash and cash equivalents	–16.3	–312.2	0.3	269.2	–	–59.0

Cash and cash equivalents as of January 1	17.1	340.7	–	62.7	–	420.5

Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	–	361.5

26. Subsequent events

Restructuring costs

As a result of the transition to a run-off entity in North America, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005. Associated costs will be recorded as restructuring costs.

Settlement of Superior National Matters

On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into the Settlement Agreement with the Commissioner relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, CIC and affiliates, as well as CRNA and CINA. The Commissioner had initiated this action in the Superior Court of the State of California, County of Los Angeles, on behalf of the SNICL.

Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. As a result, CIC’s main performance under the settlement is now due 90 days from entry of the approval order. After that period has expired and CIC has performed, dismissals of the case are expected to be entered (see Note 21).

Settlement of U.S. Life Insurance Company arbitration

The arbitration initiated on November 29, 1999 by U.S. Life against SNICIL, CINA and CIC, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. U.S. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 21).

Class action lawsuits

On January 21, 2005, Bassin v. Converium Holding AG, et al., 04 CV 08295, a class action lawsuit against Converium and certain officers and directors was voluntarily dismissed, without prejudice, by the plaintiff in that action (see Note 21).

Appointment of Chief Executive Officer

On February 23, 2005, the Board of Directors appointed Terry G. Clarke to the position of Chief Executive Officer of Converium. Terry G. Clarke will continue to be a member of the Board of Directors (see Note 18).

27. Subsequent Events (unaudited)

Winter Storm Erwin

Winter storm Erwin, which swept across Northern Europe in January 2005, resulted in net pre-tax losses for Converium in the amount of US$ 32.5 million, net of US$ 3.0 million in reinstatement premium.

Review of Certain of our Reinsurance Transactions

Ongoing investigations of the insurance and reinsurance industry and certain insurance and reinsurance products are being conducted by U.S. regulators and governmental authorities, including the Securities and Exchange Commission and the New York Attorney General.

On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appears likely that such an agreement or understanding with Axa Re Finance was made in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA.

In view of the industry investigations and the events relating to MBIA described above, we have engaged counsel to assist us in a review and analysis of certain of our reinsurance transactions, including the MBIA transactions. We are fully cooperating with the governmental authorities in connection with their investigation. The impact of our ongoing review and analysis and the ongoing regulatory investigations on us is uncertain, and there can be no assurance as to whether or not the outcome of such investigations will have a material impact on Converium.

Retrocessional Risk Management

As a result of its risk management monitoring process, Converium reached a decision in the first quarter of 2005 to commute the obligations of one of its retrocessionaire’s due to deterioration in that company’s rating and concerns about the future ownership and prospects of the company. As a result Converium commuted certain retrocession contracts with reinsurance recoverables in the amount of US$ 100.1 million for a commutation settlement of US$ 60.1 million, which generated a negative impact of US$ 40.0 million on the net results in the first quarter of 2005, US$ 38.7 million of which is in losses. This negative impact reflects the long-tail nature of the expected future claims payment patterns in respect of the line of business concerned.

Long-Term Incentive Plan

Effective in 2005, CRNA has established a long-term incentive plan for its senior employees needed for the run-off. The CRNA LTIP is based on CRNA’s performance against target plan statutory surplus levels over a 5-year period, 2005 through 2009. Awards are payable to participants in cash, in early 2010, after performance can be determined.

Converium Holding AG
Report of Independent Registered Public Accounting Firm
On the Financial Statement Schedules

To the Board of Directors of Converium Holding AG, Zug

Our audits of the consolidated financial statements referred to in our report dated March 4, 2005, except as to the subsequent events described in Note 27, as to which the date is June 30, 2005, also included an audit of the financial statement schedules listed in part III Item 18(b) of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Ltd.

Andrew Hill            Martin Frei

Zurich, March 4, 2005

Schedule I

			Amount at which
Summary of investments other than investments	Cost or		shown in the
in related parties as of December 31, 2004	amortized cost	Fair value	balance sheet
	($ millions)
Fixed maturities:
Bonds held-to-maturity:
US government	584.3	573.7	584.3
Other government	266.1	270.3	266.1

Total fixed maturities held-to-maturity	850.4	844.0	850.4

Bonds available-for-sale:
US government	1,765.6	1,763.1	1,763.1
Other government	1,769.3	1,783.0	1,783.0
Public utilities	17.0	17.8	17.8
Other corporate debt securities	499.9	505.5	505.5
Unit trust	144.2	148.8	148.8
Mortgage and asset-backed securities	612.2	616.6	616.6

Total fixed maturities available for sale	4,808.2	4,834.8	4,834.8

Total fixed maturities	5,658.6	5,678.8	5,685.2

Equity securities:
Common stocks:
Public utilities	7.7	10.5	10.5
Banks, trusts, and insurance companies	37.1	47.3	47.3
Industrial, miscellaneous and all other	259.8	312.5	312.5
Unit trust	27.1	31.8	31.8
Non-redeemable preferred stocks	6.3	6.4	6.4

Total equity securities	338.0	408.5	408.5

Real estate	138.8	138.8	138.8
Policyholder, collateral and other loans	29.4	29.4	29.4
Other investments	101.6	104.1	104.1
Short-term investments	133.3	133.3	133.3

Total investments	6,399.7	6,492.9	6,499.3

Funds Withheld Asset	1,305.1	1,305.1	1,305.1

Total invested assets	7,704.8	7,798.0	7,804.4

Schedule II

Converium Holding AG
Statements of (loss) income

	Year ended December 31,
($ millions)	2004	2003	2002
Income
Net investment income	13.4	11.0	12.6
Other income (loss)	23.5	35.0	(0.5)

Total revenues	36.9	46.0	12.1

Expenses
Other operating and administration expenses	(11.6)	(8.6)	20.7
Interest expense	(10.6)	(10.5)	(10.7)

Total expenses	(22.2)	(19.1)	10.0

Income before taxes	14.7	26.9	22.1
Income tax benefit (expense)	2.5	(3.5)	(2.2)

Income before equity in income (loss) of subsidiaries	17.2	23.4	19.9
Equity in (loss) income of subsidiaries	(778.0)	161.7	86.9

Net (loss) income	(760.8)	185.1	106.8

See notes to our 2004 consolidated financial statements.

Converium Holding AG
Balance sheets

	December 31,
	2004	2003
Assets
Invested assets
Investment in subsidiaries	1,661.5	2,006.8
Notes receivable	196.7	150.0
Short-term and other investments	—	44.7

Total invested assets	1,858.2	2,201.5

Other assets
Cash and cash equivalents	2.1	1.2
Other assets	32.5	42.7

Total assets	1,892.8	2,245.4

Liabilities and equity
Liabilities
Accrued expenses and other liabilities	0.6	12.1
Notes payable	172.0	150.0

Total liabilities	172.6	162.1

Equity
Common stock	554.9	253.0
Additional paid-in capital	1,430.6	1,326.7
Treasury stock	(7.7)	(10.0)
Unearned stock compensation	(7.5)	(6.1)
Total accumulated other comprehensive income	304.1	261.4
Retained earnings	(554.8)	258.3

Total equity	1,720.2	2,083.3

Total liabilities and equity	1,892.8	2,245.4

See notes to our 2004 consolidated financial statements.

Schedule II

Converium Holding AG
Statements of cash flows

	Year ended December 31,
($ millions)	2004	2003	2002
Cash flows from operating activities
Net income (loss) before equity in income (loss) of subsidiaries	17.2	23.4	19.9
Changes in other assets and liabilities	24.4	(20.1)	(17.9)

Cash provided by operating activities	41.6	3.3	2.0

Cash flows from investing activities
Issuance of note receivable	(46.7)	—	—
Investment in Converium AG	(355.1)	29.9	—
Net decrease (increase) in short-term investments	—	3.6	(3.6)

Net cash (used in) provided by investing activities	(401.8)	33.5	(3.6)

Cash flows from financing activities
Issuance of note payable	22.0	—	—
Net purchases of common shares	(6.0)	(17.3)	(14.7)
Dividends to shareholders	(47.8)	(29.9)	—
Proceeds from 2004 rights offering	428.4	—	—
2004 rights offering issuance costs	(25.1)	—	—

Net cash provided by (used in) financing activities	371.5	(47.2)	(14.7)

Effect of exchange rate changes in cash and cash equivalents	(10.4)	10.8	—

Change in cash and cash equivalents	0.9	0.4	(16.3)
Cash and cash equivalents, beginning of period	1.2	0.8	17.1

Cash and cash equivalents, end of period	2.1	1.2	0.8

See notes to our 2004 consolidated financial statements.

Schedule IV

($ millions)	Gross	Ceded to other	Assumed from other		% of amount
Reinsurance	Amount	Companies	Companies	Net Amount	assumed to net
Insurance premiums and other considerations:

2004	$490.9	($287.9)	$3,350.0	$3,553.0	94.3%
2003	$561.4	($396.9)	$3,662.5	$3,827.0	95.7%
2002	$88.0	($213.6)	$3,447.8	$3,322.2	103.8%

GLOSSARY OF SELECTED

INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer”.

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses. Expense ratio. The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (‘’IBNR’’) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have Incurred but not yet reported been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

National Association of Insurance Commissioners (“NAIC”)	An association of reinsurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance”.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open-ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for the filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONVERIUM HOLDING AG
By	/s/ Terry G. Clarke
	Name:	Terry G. Clarke
	Title:	Chief Executive Officer, Converium Holding AG

By	/s/ Andreas Zdrenyk
	Name:	Andreas Zdrenyk
	Title:	Chief Financial Officer, Converium Holding AG

Date: June 30, 2005

Sig-1

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised October 12, 2004.

1.4	Bylaws of Converium Holding AG, revised April 11, 2005.

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance

Exhibit
Number	Description
Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance

Exhibit
Number	Description
Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *

4.26	Omnibus Share Plan for US Employees. *

4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #

4.39	Agreement dated July 24, 2003 $900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #

4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan.

4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee.

4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank.

4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited.

Exhibit
Number	Description
4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG.

4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	302 Certification of Chief Executive Officer.

12.2	302 Certification of Chief Financial Officer.

13.1	906 Certification of Chief Executive Officer.

13.2	906 Certification of Chief Financial Officer.

14.1	Consent of PricewaterhouseCoopers Ltd, independent accountants.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2003.