Form 20-F/A
period 2004-12-31
CONVERIUM HOLDING AG
filed 2006-03-01
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
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
Dammstrasse 19
CH-6301 Zug
Switzerland
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each Exchange
Title of each class	on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share	New York Stock Exchange

Registered shares, nominal value CHF 5 per share* 8.25% Guaranteed Subordinated Notes due 2032 issued by Converium Finance S.A. Subordinated Guarantee of Subordinated Notes+	New York Stock Exchange New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

+	Not for trading, but only in connection with the listing of the Subordinated Notes, pursuant to the requirements of the Securities and Exchange Commission.
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
Item 17 ☐       Item 18 ☑

Explanatory Note
This amendment on Form 20-F/A reflects the Restatement (the “Restatement”) of the consolidated financial statements of Converium (the “Company”) as of and for the years ended December 31, 2004 through 1998, as discussed in Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5— Operating and Financial Review and Prospects — A. Operating Results” of this report. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. All amounts included herein have been adjusted to reflect the Restatement. Previously published financial statements regarding any of the above periods should no longer be relied upon. The Restatement affects Items 3, 4, 5, 8, 11, 15 and 18 of this report We have not amended and do not intend to amend our previously filed Annual Reports on Form 20-F or our interim reports on Form 6-K. For this reason, the consolidated financial statements, auditors reports and related financial information for the affected periods contained in such reports should no longer be relied upon.
This amendment also reflects changes made to Items 4.B (“Business Overview”/“Our Business,” “Business Overview”/“Non-life claims management”) and “Business Overview”/“Loss and loss expense reserves”), 5.A (“Operating Results”-“Critical Accounting Estimates”-“Non-Life and Loss Adjustment Reserves,” “Operating Results”-“Critical Accounting Estimates”-“Premiums,” and “Operating Results”-“Results of Operations”-“Year Ended December 31, 2004 Compared to December 31, 2003”), and 5.B (“Liquidity and Capital Resource”) in response to comments received from the Securities and Exchange Commission that were unrelated to the Restatement. In addition, we have updated Item 6 (“Directors, Senior Management and Employees”) to reflect the appointment of a new Chief Executive Officer.
Except for the forgoing amended disclosures, the information in this Form 20-F/A generally has not been updated to reflect events that occurred after June 30, 2005, the filing date of the Company’s Annual Report on Form 20-F which is being amended hereby, although the discussion with respect to legal proceedings and insurance industry investigations and related matters have been updated.
In addition, pursuant to the rules of the SEC, the original filing has been amended to include a currently dated consent of our independent group auditors and currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The certifications of our Chief Executive Officer and Chief Financial Officer and the consent of the independent group auditors are attached to this Form 20-F/A as exhibits 12.1, 12.2, 13.1, 13.2 and 14.1, respectively.

PRESENTATION OF INFORMATION
In this annual report on Form 20-F/A, unless the context otherwise requires, “Converium,” “we,” “us,” and “our” refer to Converium Holding AG and our consolidated entities. Please refer to the glossary beginning on page G-1 for definitions of selected insurance and reinsurance terms.
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
In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. This annual report includes a number of forward-looking statements, including the following:
•	certain statements in “Item 4. — Information on the Company — B. Business Overview” with regard to strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results, litigation and the effects of changes or prospective changes in regulation.

•	certain statements in “Item 4. — Information on the Company — B. Business Overview — Regulation” with regard to the effects of changes or prospective changes in regulation.

•	certain statements in “Item 5. — Operating and Financial Review and Prospects” with regard to trends in results, prices, volumes, operations, investment results, margins, overall market trends, risk management and exchange rates and with regard to our internal review and related Restatement.

•	certain statements in “Item 11. — Quantitative and Qualitative Disclosures About Market Risk” with regard to sensitivity analyses for invested assets.

•	certain statements in “Item 15. — Controls and Procedures” with regard to our actions to remediate the material weaknesses identified in our financial accounting and reporting function.
In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including factors set forth in “Item 3. — Key Information — D. Risk Factors” and the following:
•	the impact of our ratings downgrades or a further lowering or loss of one of our financial strength ratings;

•	uncertainties of assumptions used in our reserving process;

•	risks associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business;

•	cyclicality of the reinsurance industry;

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	acts of terrorism and acts of war;

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	actions of competitors, including industry consolidation and development of competing financial products;

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time;

•	our ability to address material weaknesses we have identified in our internal control environment;

•	political risks in the countries in which we operate or in which we reinsure risks;

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;

•	the effect on us and the insurance industry as a result of the investigations being carried out by US and international regulatory authorities including the US Securities and Exchange Commission (“SEC”) and New York’s Attorney General;

•	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;

•	failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers;

•	our failure to prevail in any current or future arbitration or litigation; and

•	extraordinary events affecting our clients, such as bankruptcies and liquidations.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL AND OTHER DATA
We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States, or US GAAP. The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. Converium has restated its financial statements and selected financial and other data, as of and for the years ended December 31, 2004 through 1998. Converium concluded that a number of transactions were previously incorrectly accounted for under the requirements of SFAS No. 113, “Accounting and Reporting for Reinsurance and Short-Duration and Long-Duration Contracts” (“SFAS 113”). As a result, the financial information relating to these transactions was restated to be recorded as deposits or on a retroactive basis, as appropriate. Converium also restated its accounting for income taxes and certain other items. For further information regarding our Consolidated Financial Statements, see Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. Previously published financial statements regarding any of the above periods should no longer be relied upon.
Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. For a description of the transactions that led to the divestiture, which we refer to herein as the “Formation Transactions,” see “Item 4. — Information on the Company — A. History and Development of the Company”. The financial statements are presented as if we had been a separate entity for all periods presented and include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure prior to the Formation Transactions. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered. This selected financial and other data should be read in conjunction with the Consolidated Financial Statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year ended December 31
	2004	2003	2002	2001	2000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	($ millions, except per share information)
Income statement data:

Revenues:
Gross premiums written	$3,978.7	$4,300.4	$3,372.4	$2,846.8	$2,547.1
Less ceded premiums written	(252.6)	(377.7)	(137.2)	(194.1)	(366.4)
Net premiums written	3,726.1	3,922.7	3,235.2	2,652.7	2,180.7
Net change in unearned premiums	156.1	(154.9)	(157.7)	(204.2)	(126.2)
Net premiums earned	3,882.2	3,767.8	3,077.5	2,448.5	2,054.5
Net investment income	312.7	234.4	251.8	234.9	176.0
Net realized capital gains (losses)	46.5	18.4	(10.3)	(18.4)	83.7
Other (loss) income	(8.2)	17.5	31.6	2.9	43.2
Total revenues	4,233.2	4,038.1	3,350.6	2,667.9	2,357.4
Benefits, losses and expenses:
Losses, loss expenses and life benefits	(3,342.5)	(2,760.1)	(2,491.1)	(2,460.6)	(1,885.6)

	Year ended December 31
	2004	2003	2002	2001	2000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	($ millions, except per share information)
Total costs and expenses	(1,165.3)	(1,065.5)	(841.6)	(687.5)	(614.7)
Amortization of goodwill (1)	—	—	—	(7.8)	(7.3)
Impairment of goodwill (1)	(94.0)	—	—	—	—
Amortization of intangible assets	(9.9)	(1.8)	—	—	—
Restructuring costs	(2.7)	—	—	(50.0)	—
Total benefits, losses and expenses	(4,614.4)	(3,827.4)	(3,332.7)	(3,205.9)	(2,507.6)
(Loss) income before taxes	(381.2)	210.7	17.9	(538.0)	(150.2)
Income tax (expense) benefit	(201.3)	(32.8)	17.9	182.4	38.1
Net (loss) income	$(582.5)	$177.9	$35.8	$(355.6)	$(112.1)
(Loss) earnings per share:
Average number of shares (millions)	63.4	39.8	39.9	40.0	40.0
Basic (loss) earnings per share (2)	$(9.19)	$2.24	$0.45	$(4.46)	$(2.80)
Diluted (loss) earnings per share (2)	(9.19)	2.23	0.45	(4.46)	(2.80)

	Year ended December 31
	2004	2003	2002	2001	2000
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	($ millions, except per share information)
Balance sheet data:

Total invested assets	$7,786.2	$7,502.0	$6,117.3	$4,892.1	$4,349.7
Total assets	14,260.9	13,280.4	10,757.5	8,862.1	8,018.2
Reinsurance liabilities	9,898.9	8,428.6	6,986.7	5,871.3	4,666.1
Debt	391.1	393.1	392.9	206.1	196.9
Total liabilities	12,526.1	11,352.4	9,162.3	7,361.3	7,011.8
Total shareholders’ equity	1,734.8	1,928.0	1,595.2	1,500.8	1,006.4
Book value per share (3)	11.86	48.47	39.97	37.52	25.16

	Year ended December 31
	2004		2003	2002	2001		2000
	(Restated)		(Restated)	(Restated)	(Restated)		(Restated)
	($ millions, except ratios)
Other data:
Net premiums written by segment:
Standard Property & Casualty Reinsurance	$1,557.9		$1,681.6	$1,335.6	$1,409.8		$1,130.8
Specialty Lines	1,736.9		1,860.8	1,584.9	1,008.7		865.5
Life & Health Reinsurance	431.3		380.3	314.7	234.2		184.4
Total net premiums written	$3,726.1		$3,922.7	$3,235.2	$2,652.7		$2,180.7
Non-life combined ratio	115.9	%(4)	97.5%	106.3%	128.8	%(5)	120.8%
Ratio of earnings to fixed charges (6)	(7)		6.8	1.8	(8)		(9)

(1)	For a discussion of goodwill and Converium’s compliance with SFAS No. 142, “Goodwill and Other Intangible Assets”, see Notes 2(k) and 9 to our 2004 consolidated financial statements.

(2)	For the periods 2001 through 2003, the earnings per share have been restated to reflect the rights offering (the “2004 rights offering”) that occurred in October 2004 (see Note 25 to our 2004 consolidated financial statements). For the year 2000, the information is based on the 40,000,000 registered shares sold in the global offering in December 2001, as no other information is available for this time period. These 40,000,000 shares are considered outstanding for all periods prior to December 11, 2001.

(3)	For the year 2000, the information is based on the 40,000,000 registered shares sold in the global offering in December 2001, as no other information is available for this time period. These 40,000,000 shares are considered outstanding for all periods prior to December 11, 2001.

(4)	The impact on the non-life combined ratio of the 2004 reserve development was 16.4%

(5)	The impact on the non-life combined ratio of the September 11th terrorist attacks was 12.4%.

(6)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(7)	Due to Converium’s loss in 2004 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $381.2 million to achieve coverage of 1:1.

(8)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $538.0 million to achieve coverage of 1:1.

(9)	Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $150.2 million to achieve coverage of 1:1.

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
The run-off of our North American business subjects us to particular risks
We have ceased the writing of substantially all new business in North America and have decided to take the following additional steps with respect to our North American business:
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
By placing CRNA into run-off, it became subject to increased regulatory scrutiny and our plans are subject to the approval of state insurance regulators in the United States. Although we cannot predict the effect of any future regulatory orders or proceedings, state insurance regulatory agencies in the United States have broad power to institute proceedings and seek consensual orders to, among other things, take possession of the property of an insurer and to conduct the business of such insurer under rehabilitation and liquidation statutes. On September 7, 2004, we entered into a voluntary letter of understanding with the Connecticut Department of Insurance (the “Department”) pursuant to which CRNA is prevented from taking a number of actions, including the payment of any dividends, without the approval of the Department. The requirements stated in this letter will remain in effect until March 15, 2006, at which time the Department will reassess the financial condition of CRNA. Other insurance regulators may seek similar agreements or initiate other proceedings or actions. See Note 23 to our 2004 consolidated financial statements.

The ratings downgrades as well as our decision to place CRNA into run-off have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before we provide collateral that is not contractually required. If the Department withholds its approval, state insurance regulators that requested special deposits or collateral not contractually required, could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in the respective states.
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
Our ratings downgrades during 2004, and any further downgrade of our ratings, could have a material adverse effect on our business, financial condition, result of operations or cash flows
Based on the developments of the latter part of 2004, both Standard & Poor’s Ratings Services and A.M. Best lowered their respective ratings of Converium, including its subsidiaries. Following Converium Holding AG’s successful 2004 rights offering, some of the ratings were subsequently raised, although not to the levels preceding the reserving action.
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
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium believes that no formal action was taken by the pool membership committee to serve a notice terminating Converium’s pool membership. However, the committee has discussed Converium’s downgrade and sought to take action to limit its rights to dispute the validity of any notice served on Converium. The continuation of Converium’s membership at its current rating was likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium entered into formal written fronting arrangements, preventing the termination of its membership in the pool. The fronting arrangements require Converium to post collateral to secure its reinsurance obligations under the fronting arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s membership were terminated, it also may be required to sell its shares in GAUM at an amount less than its carrying value. In 2004, this business generated $289.0 million of gross premiums written. See Notes 4, 9 and 19 to our 2004 consolidated financial statements for additional information on GAUM.
There can be no assurance that our responses to the adverse developments of 2004 will enable us to improve or maintain our ratings.
Our loss reserves may not adequately cover future losses and benefits
Our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves are insufficient to cover actual losses, loss expenses or future life benefits, we would have to add to these loss reserves and incur a charge to our earnings which could have a material adverse effect on our financial condition, results of operations or cash flows.
As of December 31, 2004 we had $8,908.3 million of gross reserves and $7,993.8 million of net reserves for losses and loss expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional $399.7 million of incurred losses and loss expenses, before income taxes, for the year ended December 31, 2004.
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
Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, or extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing, loss reserving, claims and underwriting studies for many casualty lines of business, including those in which preliminary loss trends are noted. Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Converium previously reported that it has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. It stated that, since 2000, Converium has recorded $868.2 million of additional net provisions on prior year’s non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million, 2003: $(31.3) million; and 2004: $562.0 million).
Although the Restatement did not result in changes to the reserve amounts determined as a result of Converium’s process for establishing loss and loss expense reserves, it did result in corrections to the accounting for certain assumed and ceded transactions and the reserve amounts related thereto. The resulting changes relate to transactions which, at inception, did not meet the requirements for reinsurance accounting. See Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. The required changes reflected in the Restatement, substantially related to ceded reinsurance transactions, have increased/(decreased) the previously reported additional net provisions on prior non-life business as follows: (2000: $99.6 million; 2001: $44.2 million: 2002: $52.6 million; 2003: ($32.2) million; and 2004: $3.7 million). The net strengthening of prior years’ loss reserves during 2004 reported in the preceding paragraph with respect to the segments were also effected by the Restatement.
Therefore, after consideration of the restated transactions and as reflected in this Form 20-F/A, since 2000, Converium has recorded a total of $1,036.1 million of additional net provisions on prior years’ non-life business (2000: $165.0 million; 2001: $167.8 million, 2002: $201.1 million; 2003: $(63.5) million; and 2004: $565.7 million).
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by $565.7 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US Casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. While we believe that we have sought to fully address this issue through our reserving actions, volatility is nonetheless expected to persist for some time.
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
See “Item 3. — Key information — D. Risk factors – Ratings changes” for information on collateral requirements related to GAUM and Notes 4, 9 and 19 to our 2004 consolidated financial statements. See “Item 3. — Key information — D. Risk factors – Run-off of our North American business” for information on collateral requirements related to our North American operations.
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
As a result of ongoing investigations of the insurance and reinsurance industry and non-traditional insurance products, we conducted an internal review and analysis of certain of our reinsurance transactions and restated our financial statements, however the governmental inquiries are ongoing

Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments, see Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, we are fully cooperating with the governmental authorities, and are in the process of sharing the results of our internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of our financial results in the future and could have a material adverse effect on Converium.
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
Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss expenses arising out of the September 11th terrorist attacks at $289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have a material adverse effect on our business, financial condition or results of operations. For a discussion of the impact of the September 11th terrorist attacks on our business, see Note 10 to our 2004 consolidated financial statements.
If we are unable to achieve our investment objectives, our investment results may be adversely affected
Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. For the years ended December 31, 2004 and 2003, net investment income and net realized capital gains accounted for 8.6% and 6.3% of our revenues, respectively. Our capital levels, ability to pay claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.
Fluctuations in interest rates affect our returns on fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on the fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced.
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

•	57% of our net premiums written

•	43% of our net investment income

•	43% of our losses, loss expenses and life benefits, and

•	70% of our operating expenses
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
In addition, one of the material weaknesses identified within Converium’s internal control environment was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps that have been identified within the financial accounting and reporting function. Although we are actively undertaking a recruitment search to identify and hire additional qualified staff and providing further training to existing staff to fill the knowledge and experience gaps within financial accounting and reporting, there can be no assurance that we will be able to do so. If we are unable to successfully recruit and train such staff we will be unable to remedy the material weakness.
We have identified material weaknesses in our internal control environments; investor confidence and our share value may be adversely impacted if we are unable to remedy the material weaknesses.

As a foreign private issuer we are not currently subject to Section 404 of the Sarbanes-Oxley Act (“SOX 404”). However, in connection with our year-end audit and our Sarbanes-Oxley implementation project two “material weaknesses” were identified within Converium’s internal control environment as at December 31, 2004. For purposes of SOX 404, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
The first weakness identified as of December 31, 2004 was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps caused by the departure of various key finance employees. The second weakness identified was the failure in the operation of key internal controls over the initiation of reinsurance and financial accounting data.
Converium’s Audit Committee subsequently identified two additional material weaknesses. The third weakness identified was the lack of controls to ensure that the underwriting and risk transfer analyses reflect all relevant elements of contractual relationships entered into by Converium. The fourth weakness identified relates to internal controls over the determination, valuation, completeness and reporting of certain components of the income tax payables and deferred income tax balances (assets and liabilities).
Converium is in the process of addressing these weaknesses. However, if our remedial measures are not successful, our ability to report our future financial results on a timely and accurate basis may be adversely affected.
The SEC, as directed by SOX 404, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, our principal independent auditor must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We cannot be certain as to the timing of completion of any remediation actions or the impact of the same on our operations. Under the current rules, as a foreign private issuer, we must begin to comply with the rules implementing SOX 404 in respect of our fiscal year ending December 31, 2006. If we are unable to remedy the material weaknesses we have identified by that time, or if new material weaknesses come to our attention and remain unremedied at that time, management will not be permitted to conclude that our internal controls over financial reporting are effective. Moreover, even if management does conclude that our internal controls over financial reporting are effective, if our independent group auditors are not satisfied with our internal controls over financial reporting or the level at which controls are documented, designed, operated or reviewed, or if the independent group auditors interpret the requirements, rules or regulations differently from us, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of our securities.
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
Because we depend on a small number of reinsurance brokers for a large portion of our revenue, loss of business written through them could adversely affect our financial condition, results of operations or cash flows
We market our reinsurance products worldwide in substantial part through reinsurance brokers. In some markets we principally write through reinsurance brokers. In 2004, two reinsurance intermediaries produced approximately 11.0% and 9.0% of our gross premiums written, respectively. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on our financial condition, results of operations or cash flows.
Our reliance on reinsurance brokers exposes us to their credit risk
In 2004, approximately 52% of our gross premiums written were written through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.
We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients
As part of the Formation Transactions described under “Formation transactions and relationship with Zurich Financial Services,” we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial amount of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.
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
ITEM 4. INFORMATION ON THE COMPANY
     Converium Holding AG was incorporated in Switzerland on June 19, 2001 as a joint stock company as defined in article 620 et seq. of the Swiss Code of Obligations. We were registered on June 21, 2001 in the Commercial Register of the Canton of Zug with registered number CH-170.3.024.827-8. Our registered office is Dammstrasse 19, CH-6301 Zug, Switzerland.
A. HISTORY AND DEVELOPMENT OF THE COMPANY
On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third-party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to our initial public offering and the associated transactions described below in this 20-F/A as the “Formation Transactions”. As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a newly incorporated Swiss company.
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
In 2004, we formed Converium Finance (Bermuda) Ltd, as well as Converium IP Management Ltd, both of which were incorporated in Bermuda on December 17, 2004. As part of the formation process, Converium Holding AG has contributed the rights to commercially exploit the Converium brand to Converium Finance (Bermuda) Ltd, which in turn has entered into a license agreement with Converium IP Management Ltd allowing the latter to commercially exploit the Converium brand with respect to our operating insurance respectively, reinsurance branch offices and subsidiaries. We implemented this corporate change mainly to comply with relevant tax rules applicable to holding companies in the Canton of Zug, Switzerland in order to protect the current tax status of Converium Holding AG as a holding company.
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
We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In 2004, 52% of our gross premiums written were written through intermediaries and 48% were written on a direct basis.
During 2004, our business was organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance; which are based principally on lines of business. The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT. We believe that this structure provides a higher degree of transparency, accountability and management control. Unless otherwise stated, the information presented in this Annual Report on Form 20-F/A is presented on the basis of these business segments as organized during 2004.

In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business will be organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business. Unless otherwise stated, the information included in this Annual Report on Form 20-F/A is presented on the basis of the three business segments organized during 2004 and the Run-Off segment is included within these three segments as appropriate. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions.
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
Restatement of Previously Issued Financial Statements
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, the effects of which are included in these financial statements for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004 and 2003. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. Previously issued financial statements for any of the above periods should no longer be relied upon. All amounts herein have been adjusted to reflect the restatement.
Restatement overview
As a result of the internal review, Converium has concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.
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
Specialty Lines
The Specialty Lines segment includes the Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Specialty Liability and Workers’ Compensation lines of business. The Specialty Lines segment’s strategy is to develop specialty businesses in which Converium can position itself as a market leader and effectively leverage its intellectual assets in risk analysis, structuring, product design and risk modelling. We focus on specialty businesses because we believe that Converium possesses superior underwriting and structuring capabilities in certain areas, which is both a key driver of profitability as well as an effective barrier to entry in certain business lines.
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
Guiding principles for our business
We have established the following guiding principles for the development of our business:
•	Our lead objective is to maximize economic value. The metrics we use to measure this are net after-tax operating income and “performance excess”. “Performance excess” is the measure we use to implement economic value-based management at Converium and is the key metric for measuring expected and actual underwriting performance. “Performance excess” represents the economic value added attached to all reinsurance contracts in our portfolio and takes into account all expected benefits and costs emanating from a contract or group of contracts, including expected premiums, expected losses and all other internal and external costs including taxes and the costs of the allocated risk-based capital. Hence, “performance excess” equals the expected net present value created for shareholders, in excess of the cost of capital;

•	To optimize our overall risk profile, we balance and diversify our portfolio by line of business, by region and by duration;

•	All contracts we underwrite should be profitable in expectation; that is, a “performance excess” target of at least equal to zero. For every individual client relationship, the “performance excess” must be greater than or equal to zero in expectation, at every renewal;

•	We seek to grow our relationships with our target clients, but sustainable profitability is a prerequisite; and

•	Assumed retrocession, financial guarantees, underwriting authorities for assumed reinsurance and fronting are outside of our strategic scope.
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
In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, London, Milan, Paris, Singapore and Sydney, as well as marketing offices in Buenos Aires, Kuala Lumpur, London, Mexico City (to be closed in 2005), Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut. We have a sub-holding company in London and finance subsidiaries in Luxembourg and Bermuda, an IP company in Bermuda (to be transferred to Zug, Switzerland in 2005) and a licensed reinsurance company in Guernsey, facilitating intra-group reinsurance within Converium.
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
The table below presents, by segment, the distribution of our premiums written and (loss) income for the year ended December 31, 2004. For additional information regarding the results of our operating segments, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results” and the Schedule of Segment Data on page F-7 of the financial statements. As a result of the ratings downgrades and the run-off of our North American business, we expect a significant decline in the amount of premiums as well as significant shifts in the geographic and line of business distributions of premiums that we write going forward as compared to our historical performance.

	Year Ended December 31, 2004 (Restated)
					Segment
					income
	Gross premiums written		Net premiums written		(loss)
	$ millions	% of total	$ millions	% of total	$ millions
Business Segment:
Standard Property & Casualty Reinsurance	$1,699.5	42.7%	$1,557.9	41.8%	$40.1
Specialty Lines	1,833.2	46.1	1,736.9	46.6	(252.1)
Life & Health Reinsurance	446.0	11.2	431.3	11.6	16.9
Corporate Center	—	—	—	—	(38.2)
Total	$3,978.7	100.0%	$3,726.1	100.0%	(233.3)
Other loss					(8.2)
Interest expense					(33.1)
Impairment of goodwill					(94.0)
Amortization of intangible assets					(9.9)
Restructuring costs					(2.7)
Income tax expense					(201.3)
Net loss					$(582.5)
Reported premium figures reflect the overall growth of the Company during the periods 2002 through 2004. Premium accruals are impacted if and when cedents report premium adjustments over time as the underlying exposure becomes increasingly certain. The impact is positive, i.e., accruals increase, if the cedent has assumed a higher exposure and hence higher premium than expected at policy inception. It is typically negative if estimated premiums for the assumed exposure turn out to be lower, leading to a reduction in accruals. The process of adjusting premium accruals varies greatly because cedents in many countries around the world apply local practices for, among other things, the recording of exposure, financial reporting as well as reporting to third parties (such as their reinsurers) and the timing of recording final premiums. In addition, accruals can be impacted by contracts cancelled under special termination clauses, leading to a reduction in premium accruals. The adjustment of acquisition costs tends to vary for the same reasons as the adjustment of premium accruals because acquisition costs are a function of premiums as well as actual loss experience (i.e., reinstatement premiums, sliding scale commissions, etc.), although relative amounts differ.
The table below presents the composition of our gross premiums written and acquisition costs by line of business, separated between reported and change in accrual for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004			2003			2002
	Reported	Accrued	Total	Reported	Accrued	Total	Reported	Accrued	Total
	(Restated)			(Restated)			(Restated)
	($ millions)			($ millions)			($ millions)
	Gross Premiums Written
Standard Property & Casualty Reinsurance
General Third Party Liability	391.4	44.9	436.3	508.6	-104.8	403.8	193.9	118.2	312.1
Motor	596.2	-65.6	530.6	562.6	-43.2	519.4	356.5	18.1	374.6
Personal Accident (assumed from non-life insurers)	51.6	-17.9	33.7	37.0	1.0	38.0	30.6	4.4	35.0
Property	656.3	42.6	698.9	893.0	-33.8	859.2	594.1	80.1	674.2
Total Standard Property & Casualty Reinsurance	1,695.5	4.0	1,699.5	2,001.2	-180.8	1,820.4	1,175.1	220.8	1,395.9
Specialty Lines
Agribusiness	89.7	30.2	119.9	41.3	57.2	98.5	31.8	-9.8	22.0
Aviation & Space	486.6	-10.2	476.4	460.9	24.2	485.1	349.4	58.8	408.2
Credit & Surety	126.4	48.0	174.4	228.0	16.3	244.3	167.2	32.0	199.2
Engineering	126.1	-7.6	118.5	138.2	6.7	144.9	96.7	24.2	120.9
Marine & Energy	95.5	-6.0	89.5	108.2	-7.3	100.9	77.9	22.4	100.3
Professional Liability and other Special Liability	842.1	-210.9	631.2	690.0	0.7	690.7	478.0	90.3	568.3
Workers’ Compensation	246.1	-22.9	223.2	208.8	100.2	309.0	193.3	21.2	214.5
Total Specialty Lines	2,012.5	-179.3	1,833.2	1,875.4	198.0	2,073.4	1,394.3	239.1	1,633.4
Life & Health Reinsurance
Life and Disability	342.5	-94.6	247.9	226.4	-27.4	199.0	211.0	-27.9	183.1
Accident and Health	206.9	-8.8	198.1	199.4	8.2	207.6	132.7	27.3	160.0

	Year Ended December 31,
	2004			2003			2002
	Reported	Accrued	Total	Reported	Accrued	Total	Reported	Accrued	Total
	(Restated)			(Restated)			(Restated)
	($ millions)			($ millions)			($ millions)
Total Life & Health Reinsurance	549.4	-103.4	446.0	425.8	-19.2	406.6	343.7	-0.6	343.1
Total	4,257.3	-278.7	3,978.7	4,302.6	-2.0	4,300.4	2,913.1	459.3	3,372.4

	Acquisition Costs
Standard Property & Casualty Reinsurance
General Third Party Liability	81.8	29.0	110.8	90.6	2.0	92.6	43.1	14.9	58.0
Motor	99.3	4.2	103.5	97.6	-10.0	87.6	66.5	2.9	69.4
Personal Accident (assumed from non-life insurers)	17.6	-0.9	16.7	6.3	1.0	7.3	5.9	1.3	7.2
Property	149.4	31.4	180.8	198.1	-8.1	190.0	125.4	20.4	145.8
Total Standard Property & Casualty Reinsurance	348.1	63.7	411.8	392.6	-15.1	377.5	240.8	39.5	280.3
Specialty Lines
Agribusiness	8.7	3.6	12.3	4.7	2.8	7.5	1.6	-0.6	1.0
Aviation & Space	78.9	1.3	80.2	64.7	-16.6	48.1	51.7	1.0	52.7
Credit & Surety	49.7	11.2	60.9	61.7	0.5	62.2	49.2	1.1	50.3
Engineering	32.2	-2.3	29.9	34.0	5.8	39.8	24.2	-2.3	21.9
Marine & Energy	21.2	-1.5	19.7	22.0	-8.5	13.5	16.4	8.7	25.1
Professional Liability and other Special Liability	171.2	-30.9	140.3	166.3	3.4	169.7	92.5	-0.9	91.6
Workers’ Compensation	36.1	21.8	57.9	45.1	-11.5	33.6	51.5	8.3	59.8
Total Specialty Lines	398.0	3.2	401.2	398.7	-24.2	374.5	287.4	15.1	302.5
Life & Health Reinsurance
Life and Disability	92.0	-38.3	53.7	52.6	-16.0	36.6	30.8	4.0	34.8
Accident and Health	49.0	-3.3	45.7	39.9	3.5	43.4	24.7	4.4	29.1
Total Life & Health Reinsurance	141.0	-41.6	99.4	92.6	-12.6	80.0	55.6	8.4	64.0
Total	886.2	25.3	912.4	883.9	-51.9	832.0	583.8	63.0	646.8
The table below presents the geographic distribution of our gross premiums written for the years ended December 31, 2004, 2003 and 2002, based on the location of the ceding companies.

	Year Ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	($ millions)	% of	($ millions)	% of	($ millions)	% of
		total		total		total
United Kingdom*	1,160.8	29.2	1,188.0	27.6	910.4	27.0
Germany	389.6	9.8	286.9	6.7	176.1	5.2
France	158.2	4.0	160.4	3.7	106.9	3.2
Italy	162.2	4.1	131.2	3.1	84.0	2.5
Rest of Europe	379.8	9.5	338.9	7.9	224.0	6.6
Far East	238.5	6.0	266.4	6.2	191.9	5.7
Near and Middle East	124.3	3.1	134.3	3.1	124.3	3.7
North America	1,253.3	31.0	1,642.6	38.2	1,389.8	41.2
Latin America	130.0	3.3	151.7	3.5	165.0	4.9
Total	$3,978.7	100.0%	$4,300.4	100.0%	$3,372.4	100.0%

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.
The table below presents the distribution of our net premiums written by line of business for the years ended December 31, 2004, 2003 and 2002.

			Year Ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Standard Property & Casualty Reinsurance
General Third Party Liability	$429.7	11.6%	$364.0	9.3%	$301.1	9.3%
Motor	493.5	13.2	488.8	12.5	353.5	10.9
Personal Accident (assumed from non-life insurers)	34.5	0.9	35.3	0.9	35.0	1.1
Property	600.2	16.1	793.5	20.2	646.0	20.0
Total Standard Property & Casualty Reinsurance	1,557.9	41.8	1,681.6	42.9	1,335.6	41.3
Specialty Lines
Agribusiness	126.9	3.4	90.0	2.2	22.0	0.7
Aviation & Space	404.5	10.9	341.6	8.7	365.3	11.3
Credit & Surety	169.6	4.6	239.4	6.1	199.2	6.2
Engineering	112.2	3.0	139.9	3.6	116.1	3.6
Marine & Energy	86.2	2.2	95.3	2.4	94.3	2.9
Professional Liability and other Special Liability	611.0	16.4	643.7	16.5	567.4	17.5
Workers’ Compensation	226.5	6.1	310.9	7.9	220.6	6.8
Total Specialty Lines	1,736.9	46.6	1,860.8	47.4	1,584.9	49.0
Total non-life reinsurance	3,294.8	88.4	3,542.4	90.3	2,920.5	90.3
Life & Health Reinsurance
Life and Disability	234.8	6.3	172.9	4.4	154.7	4.8
Accident and Health	196.5	5.3	207.4	5.3	160.0	4.9
Total Life & Health Reinsurance	431.3	11.6	380.3	9.7	314.7	9.7
Total	$3,726.1	100.0%	$3,922.7	100.0%	$3,235.2	100.0%
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
In 2004, $3.0 billion or approximately 76.5% of our gross premiums written were written on a proportional treaty basis, $0.6 billion or approximately 14.9% of our gross premiums written were written on a non-proportional basis, and $0.3 billion or approximately 8.6% of our gross premiums written were written on a structured/finite basis.
The table below presents the distribution of our gross premiums written by type of reinsurance for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Proportional	$3,043.8	76.5%	$2,714.5	63.1%	$2,091.1	62.0%
Non-proportional	592.4	14.9	1,125.1	26.2	891.7	26.4
Structured/finite	342.5	8.6	460.8	10.7	389.6	11.6
Total	$3,978.7	100.0%	$4,300.4	100.0%	$3,372.4	100.0%
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
We believe that clients and brokers actively seek our input in the evaluation and structuring of businesses with unique or difficult risk characteristics. We believe this is a result of our innovative approach, organizational resources and financial condition. We have developed integrated teams of professionals with significant treaty and individual risk, or facultative, expertise which support the professionals we have in our branch network. We offer facultative products to a limited extent and only to a selected number of clients on a proportional and non-proportional basis. We deploy our international specialty lines experts and local specialists to design solutions to address our clients’ risk management needs.
Structured/finite

Structured/finite reinsurance solutions are marketed by our Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments. Our structured/finite specialists focus on providing clients with innovative financial solutions for their risk management and other financial needs, primarily through reinsurance products. Whether working directly with the client or through a broker, we seek to develop client-specific solutions after spending time with the client to understand its business needs. These client-specific solutions include such products as loss portfolio transfers and adverse loss development covers. Loss portfolio transfers involve the transfer of liability of discontinued or expired insurance programs from one company to another company for a fee. Coverage under adverse development covers is provided on an excess basis and amounts of indemnification are generally subject to specific aggregate limits.
Structured/finite products have several features that differ from traditional reinsurance products and may typically include (i) premium refunds based on actual loss experience; (ii) loss sharing provisions; (iii) additional premiums based on actual loss experience, (iv) sliding scale commission rates, (v) non-refundable reinsurer’s margins; and (vi) underwriting terms that limit the maximum aggregate exposure.
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
Some structured/finite reinsurance markets are rating-sensitive and due to our recent downgrades we expect written premium volume in this area to reduce significantly.
Non-Life Operations
Overview
We operate our non-life reinsurance business through our two non-life segments: Standard Property & Casualty Reinsurance and Specialty Lines. Our non-life operations had gross premiums written of $3,532.7 million for the year ended December 31, 2004, representing 88.8% of our total gross premiums written.
The following table sets forth our non-life reinsurance gross premiums written by type and line of business for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Proportional
General Third Party Liability	$410.5	15.6%	$243.9	10.4%	$194.5	11.0%
Motor	400.7	15.2	380.9	16.2	251.2	14.2
Personal Accident (assumed from non-life insurers)	28.0	1.1	30.3	1.3	31.9	1.8
Property	473.4	18.0	503.0	21.4	423.5	24.0
Agribusiness	113.1	4.3	83.6	3.6	3.5	0.2
Aviation & Space	446.4	17.0	417.7	17.8	310.8	17.6
Credit & Surety	203.8	7.8	181.8	7.7	133.7	7.6
Engineering	114.2	4.4	141.5	6.0	118.8	6.7
Marine & Energy	72.6	2.8	78.5	3.3	81.5	4.6
Professional Liability and other Special Liability	338.8	12.9	262.2	11.1	194.7	11.0
Workers’ Compensation	22.6	0.9	29.3	1.2	22.6	1.3
Total Proportional	$2,624.1	100.0%	$2,352.7	100.0%	$1,766.7	100.0%
Non-Proportional
General Third Party Liability	$0.9	0.2%	$126.7	11.7%	$102.5	11.7%
Motor	129.8	22.9	138.5	12.8	123.3	14.1
Personal Accident (assumed from non-life insurers)	5.7	1.0	7.7	0.7	3.1	0.4
Property	214.6	37.9	354.5	32.8	248.0	28.4
Agribusiness	6.8	1.2	14.9	1.4	18.5	2.1
Aviation & Space	30.0	5.3	67.6	6.3	97.4	11.1
Credit & Surety	17.1	3.0	40.0	3.7	35.6	4.1

	Year Ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$	% of	$	% of	$	% of
	millions	total	millions	total	millions	total
Engineering	4.3	0.7	3.4	0.3	2.1	0.2
Marine & Energy	16.9	3.0	22.4	2.1	18.8	2.2
Professional Liability and other Special Liability	128.3	22.7	278.9	25.8	213.5	24.5
Workers’ Compensation	11.6	2.1	25.9	2.4	10.1	1.2
Total Non-Proportional	$566.0	100.0%	$1,080.5	100.0%	$872.9	100.0%
Structured/Finite
General Third Party Liability	$24.8	7.2%	$33.2	7.2%	$15.1	3.9%
Motor	—	—	—	—	0.2	—
Personal Accident (assumed from non-life insurers)	—	—	—	—	—	—
Property	11.1	3.3	1.6	0.3	2.5	0.6
Agribusiness	—	—	—	—	—	—
Aviation & Space	—	—	-0.2	—	—	—
Credit & Surety	-46.4	-13.6	22.6	4.9	29.9	7.7
Engineering	—	—	—	—	—	—
Marine & Energy	—	—	—	—	—	—
Professional Liability and other Special Liability	164.1	47.9	149.7	32.5	160.1	41.1
Workers’ Compensation	189.0	55.2	253.8	55.1	181.8	46.7
Total Structured/Finite	$342.6	100.0%	$460.7	100.0%	$389.6	100.0%
Total
General Third Party Liability	$436.2	12.3%	$403.8	10.4%	$312.1	10.3%
Motor	530.5	15.0	519.4	13.3	374.7	12.3
Personal Accident (assumed from non-life insurers)	33.7	1.0	38.0	1.0	35.0	1.2
Property	699.1	19.8	859.1	22.1	674.0	22.2
Agribusiness	119.9	3.4	98.5	2.5	22.0	0.7
Aviation & Space	476.4	13.5	485.1	12.5	408.2	13.5
Credit & Surety	174.5	4.9	244.4	6.3	199.2	6.6
Engineering	118.5	3.4	144.9	3.7	120.9	4.0
Marine & Energy	89.5	2.5	100.9	2.6	100.3	3.3
Professional Liability and other Special Liability	631.2	17.9	690.8	17.7	568.3	18.8
Workers’ Compensation	223.2	6.3	309.0	7.9	214.5	7.1
Total	$3,532.7	100.0%	$3,893.9	100.0%	$3,029.2	100.0%
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
Loss, Expense and Combined Ratios
Year Ended December 31,

	2004			2003			2002
	(Restated)			(Restated)			(Restated)
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
General Third Party Liability	88.0%	27.6%	115.6%	89.1%	24.7%	113.8%	106.5%	20.4%	126.9%
Motor	97.8	19.1	116.9	86.2	18.0	104.2	90.7	19.8	110.5
Personal Accident (assumed from non-life insurers)	53.8	38.2	92.0	68.5	21.2	89.7	69.4	18.1	87.5
Property	54.2	27.2	81.4	45.8	24.6	70.4	52.8	24.0	76.8
Agribusiness	79.6	9.4	89.0	87.0	8.6	95.6	100.9	4.8	105.7
Aviation & Space	53.7	24.5	78.2	41.6	15.4	57.0	70.0	14.5	84.5

	2004			2003			2002
	(Restated)			(Restated)			(Restated)
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
Credit & Surety	64.7	27.9	92.6	61.0	29.6	90.6	65.1	28.9	94.0
Engineering	76.7	25.5	102.2	64.7	29.8	94.5	81.7	21.9	103.6
Marine & Energy	87.5	21.4	108.9	73.5	14.4	87.9	86.3	27.7	114.0
Professional Liability and other Special Liability	138.2	21.1	159.3	79.1	27.3	106.4	103.2	18.7	121.9
Workers’ Compensation	96.2	23.9	120.1	114.3	13.0	127.3	84.9	24.3	109.2
Proportional	75.4	27.4	102.8	64.5	25.9	90.4	79.0	24.4	103.4
Non-Proportional	133.7	13.0	146.7	81.9	13.0	94.9	79.3	16.8	96.1
Structured/Finite	97.8	15.0	112.8	79.3	25.7	105.0	91.0	14.9	105.9
Total	87.4	23.6	111.0	71.1	22.2	93.3	80.6	21.1	101.7

(1)	The combined ratios presented in this table exclude administration expenses.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of our 2004 consolidated financial statements. For an explanation of significant loss activity, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results”.
Standard Property & Casualty Reinsurance
The Standard Property & Casualty Reinsurance segment’s strategy is to continue as a stand-alone, multi-line competitor in the international reinsurance marketplace. The strategy was redefined following the latest rating agencies’ downgrading in the second half of 2004 and now focuses on partnership-oriented professional reinsurance buyers in the markets Europe, Latin America, Asia and Australia. Our long-term client relationships are based on our capabilities, e.g. natural hazard expertise, financial modelling capabilities, structuring advice and claims and underwriting audits, contributing to earnings and cash flows. We remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.
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

	Year ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$		$		$
	millions	% of total	millions	% of total	millions	% of total
Standard Property & Casualty Reinsurance:
General Third Party Liability	$429.7	27.6%	$364.0	21.6%	$301.1	22.5%
Motor	493.5	31.7	488.8	29.1	353.5	26.5
Personal Accident (assumed from non-life insurers)	34.5	2.2	35.3	2.1	35.0	2.6
Property	600.2	38.5	793.5	47.2	646.0	48.4
Total Standard Property & Casualty Reinsurance	$1,557.9	100.0%	$1,681.6	100.0%	$1,335.6	100.0%
The following table presents the loss, underwriting expense and combined ratios of our Standard Property & Casualty Reinsurance segment by line of business and type of reinsurance for the years ended December 31, 2004, 2003 and 2002.
Loss, Expense and Combined Ratios
Year Ended December 31,

	2004			2003			2002
	(Restated)			(Restated)			(Restated)
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
General Third Party Liability	88.0%	27.6%	115.6%	89.1%	24.7%	113.8%	106.5%	20.4%	126.9%
Motor	97.8	19.1	116.9	86.2	18.0	104.2	90.7	19.8	110.5
Personal Accident (assumed from non-life insurers)	53.8	38.2	92.0	68.5	21.2	89.7	69.4	18.1	87.5
Property	54.2	27.2	81.4	45.8	24.6	70.4	52.8	24.0	76.8
Proportional	70.7	28.1	98.8	57.1	26.8	83.9	77.2	26.7	103.9
Non-Proportional	93.0	11.3	104.3	81.6	13.3	94.9	73.8	12.4	86.2
Structured/Finite	156.8	30.1	186.9	184.3	40.2	224.5	22.9	30.5	53.4
Total Standard Property & Casualty Reinsurance	76.8	24.9	101.7	67.8	22.7	90.5	75.6	21.9	97.5

(1)	The combined ratios presented in this table exclude administration expenses.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of our 2004 consolidated financial statements. For an explanation of significant loss activity, see “Item 5–Operating and Financial Review and Prospects – A. Operating Results”.
Specialty Lines
The Specialty Lines segment’s strategy is to develop specialty businesses in which Converium can position itself as a market leader and effectively leverage its intellectual assets in risk analysis, structuring, product design and risk modelling. We focus on specialty businesses because we believe that Converium possesses superior underwriting and structuring capabilities in certain areas, which is both a key driver of profitability as well as an effective barrier to entry in certain business lines. Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, strategic partnerships or participations in entities that enjoy a unique position, such as strong control over the origination of their business, which prevents them for having to compete in annual insurance or reinsurance auctions.
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

	Year ended December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$		$		$
	millions	% of total	millions	% of total	millions	% of total
Specialty Lines:
Agribusiness	$126.9	7.3%	$90.0	4.8%	$22.0	1.5%
Aviation & Space	404.5	23.3	341.6	18.4	365.3	23.0
Credit & Surety	169.6	9.8	239.4	12.9	199.2	12.6
Engineering	112.2	6.5	139.9	7.5	116.1	7.3
Marine & Energy	86.2	4.9	95.3	5.1	94.3	5.9
Professional Liability and other Special Liability	611.0	35.2	643.7	34.6	567.4	35.8
Workers’ Compensation	226.5	13.0	310.9	16.7	220.6	13.9
Total Specialty Lines	$1,736.9	100.0%	$1,860.8	100.0%	$1,584.9	100.0%

The following table presents the loss, underwriting expense and combined ratios of our Specialty Lines segment by line of business and type of reinsurance for the years ended December 31, 2004, 2003 and 2002.
Loss, Expense and Combined Ratios
Year Ended December 31,

	2004			2003			2002
	(Restated)			(Restated)			(Restated)
		U/W			U/W			U/W
	Loss	Expense	Combined	Loss	Expense	Combined	Loss	Expense	Combined
	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)	Ratio	Ratio	Ratio(1)
	%	%	%	%	%	%	%	%	%
Agribusiness	79.6%	9.4%	89.0%	87.0%	8.6%	95.6%	101.0%	4.8%	105.8%
Aviation & Space	53.7	24.5	78.2	41.6	15.4	57.0	70.0	14.5	84.5
Credit & Surety	64.7	27.9	92.6	61.0	29.6	90.6	65.1	28.9	94.0
Engineering	76.7	25.5	102.2	64.7	29.8	94.5	81.7	21.9	103.6
Marine & Energy	87.5	21.4	108.9	73.5	14.4	87.9	86.3	27.7	114.0
Professional Liability and other Special Liability	138.2	21.1	159.3	79.1	27.3	106.4	103.2	18.7	121.9
Workers’ Compensation	96.2	23.9	120.1	114.3	13.0	127.3	84.9	24.3	109.2
Proportional	80.6	26.6	107.2	72.9	24.8	97.7	80.8	22.0	102.8
Non-Proportional	185.4	14.8	200.2	82.3	12.5	94.8	86.8	22.9	109.7
Structured/Finite	92.5	13.7	106.2	69.0	24.3	93.3	93.2	14.4	107.6
Total Specialty Lines	97.2	22.4	119.6	74.3	21.8	96.1	85.0	20.4	105.4

(1)	The combined ratios presented in this table exclude administration expenses.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on page F-7 of our 2004 consolidated financial statements. For an explanation of significant loss activity, see “Item 5–Operating and Financial Review and Prospects – A. Operating Results”.
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
As a result of these initiatives, our Life and Disability and Accident and Health lines of business written from our European offices have grown significantly in recent years, with our net premiums written increasing from $196.0 million in 2001 to $313.2 million at the end of 2004.
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
Our underwriters coordinate the access to our expertise and balance sheet capabilities to optimize solutions for our clients’ business needs. We have underwriting specialists throughout our worldwide organization, covering a wide range of disciplines that help us assess our risk exposures. In an effort to better serve our reinsurance clients, we combine our underwriters and actuaries in client management teams. Specifically, we have access to significant internal actuarial expertise, which we deploy to assess pricing adequacy and to develop associated capital allocation approaches and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists and mathematicians. These specialists and actuaries are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.
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
Non-life claims management
We have relationships with a large number of cedents. These cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. All of these factors need to be considered appropriately when managing and assessing claims.
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
In addition, in June 2004, we entered into a transaction with Helix 04 Ltd (“Helix 04”), a dedicated Bermuda special purpose exempted company that ultimately provides us with specific high limit catastrophe protection. Helix 04’s business consists solely of issuing five-year catastrophe securities; Helix 04 entered into a counterparty contract with us whereby Helix 04 will make payments to us from its funds to cover defined catastrophic losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes, paid quarterly, less any loss payments made to us. The Helix 04 transaction replaced the Trinom transaction that we had in place since 2001. See Note 12 to our 2004 consolidated financial statements for additional information on Helix.
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
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004 and 2003, Converium held $300.9 million and $163.2 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.
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
Allowances of $30.6 million and $26.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004 and 2003, respectively.
The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2004, based on 2004 ceded premiums written, and their respective Standard & Poor’s or A.M. Best financial strength rating.

		Premium ceded
		(Restated)		S&P/A.M. Best
Retrocessionaire	Retrocessionaire Group	$ millions	% of total	Rating
Lloyd’s	Lloyd’s	$49.3	19.5%	A/A
National Indemnity Company (1)	Berkshire Hathaway Insurance Group	41.1	16.3	AAA/A++
QBE Insurance & Reinsurance (Europe)	QBE Insurance Group	20.8	8.2	A+/A
Augsburger Ruck (2)	Augsburger Ruck	17.0	6.7	A
Helvetia Patria Versicherungen	Helvetia	15.1	6.0	BBBpi/NR
Zurich Financial Services	Zurich Financial Services	13.7	5.4	A+/A
PartnerRe U.S. Group	PartnerRe Group	10.7	4.3	AA-/A+
ICM Re S.A.	ICM Re	9.9	3.9	NR
GE Frankona Reinsurance Ltd.	GE Frankona	9.0	3.6	A/A
Interpolis Reinsurance Services Ltd.	Rabobank	8.9	3.5	NR

Total provided by top ten retrocessionaires, and percentage of total retrocessional reinsurance		$195.5	77.4%
Total retrocessional reinsurance		$252.6	100.0%

(1)	National Indemnity Cover: In order to provide additional comfort as regards to our reserve position, we acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional $150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of $150.0 million attaches at $100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss expense reserves as of June 30, 2004 plus the expected losses and allocated loss expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is $20.0 million and has been recorded in the income statement under the caption “Other (loss) income”. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to $60.0 million being paid in the event that the cover is fully utilized. No losses have been ceded as of December 31, 2004.

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

We have retained the right to commute the whole transaction on July 1, 2009, or thereafter at mutually agreeable terms.

(2)	Augsburger Ruck: 50% of the retrocession cover is written by Brit, Lloyd’s Syndicate and 50% is written by Brit Insurance Ltd. both of which are rated “A”by A.M. Best and Brit, Lloyd’s Syndicate is rated “A” by S&P.
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
In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of loss and loss expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for this event in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.
In order to provide additional comfort as regards our reserve position, in August 2004 we acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. See Note 12 to our 2004 consolidated financial statements.
See Note 12 to our 2004 consolidated financial statements for further information on retrocesional risk management.
Loss and loss expense reserves
Establishment of loss and loss expense reserves
We are required by applicable insurance laws and regulations and US GAAP to establish reserves for payment of losses and loss expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim and its reporting by the insured to the primary insurance company and subsequently by the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss expenses, and reserves for IBNR losses and loss expenses.
Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased or reduced as deemed necessary by our claims departments. We also establish reserves for loss amounts that have been incurred but not yet reported, including expected development of reported claims.
These IBNR reserves include estimated legal and other loss expenses. We calculate IBNR reserves by using generally accepted actuarial techniques. We utilize actuarial tools that rely on historical data and pricing information and statistical models as well as our pricing analyses. We revise reserves as additional information becomes available and as claims are reported and paid.
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
The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.
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
Core Reserving Methodology

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
Our reserving tool applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).”
Every reinsurance contract is assigned to a reserving group referred to as a Reserve Equity Cell or REC. Each REC typically contains reinsurance contracts with identical or similar characteristics in respect to:
•	underlying risk (e.g. line of business), geographic region or treaty type (i.e. proportional or non-proportional); and

•	the time period at which losses are expected to be paid and reported (i.e. expected paid loss development factors and expected reported development factors).

For each REC, expected paid loss development factors and expected reported loss development factors are derived from either:

•	statistics developed by pricing actuaries, or

•	actual paid loss and reported loss (of the reinsurance contracts assigned to a given REC) aggregated into underwriting year triangles.
It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each REC.
For each REC and underwriting year, ultimate losses are projected using the following five standard actuarial methods:
•	Expected Loss Method (normally derived from pricing as described above)

•	Paid Loss Bornhuetter Ferguson Method

•	Incurred Loss Bornhuetter Ferguson Method

•	Paid Loss Development Method

•	Incurred Loss Development Method
For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g., December 31, 2004) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:
•	select a different actuarial method (i.e. to be more responsive to actual loss experience)

•	revise the expected loss (see expected loss / expected loss ratio above)

•	revise the expected paid loss and / or expected reporting loss patterns
The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract at the reserving date (e.g. December 31, 2004). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.
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
Adequacy of reserves
Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews, we believe our liability for gross losses and loss expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may exceed our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments that result from changes in reserve estimates are reflected in our results of operations.
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
Development of prior years’ reserves: Converium reported that it has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. It stated that, since 2000, Converium has recorded $868.2 million of additional net provisions on prior year’s non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million, 2003: $(31.3) million; and 2004: $562.0 million).
Although the Restatement did not result in changes to the reserve amounts determined as a result of Converium’s process for establishing loss and loss expense reserves, it did result in corrections to the accounting for certain assumed and ceded transactions and the reserve amounts related thereto. The resulting changes relate to transactions which, at inception, did not meet the requirements for reinsurance accounting. See Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. The required changes reflected in the Restatement, substantially related to ceded reinsurance transactions, have increased/(decreased) the previously reported additional net provisions on prior non-life business as follows: (2000: $99.6 million; 2001: $44.2 million: 2002: $52.6 million; 2003: ($32.2) million; and 2004: $3.7 million). The net strengthening of prior years’ loss reserves during 2004 reported in the preceding paragraph with respect to the segments were also effected by the Restatement.
Therefore, after consideration of the restated transactions and as reflected in this Form 20-F/A, since 2000, Converium has recorded a total of $1,036.1 million of additional net provisions on prior years’ non-life business (2000: $165.0 million; 2001: $167.8 million, 2002: $201.1 million; 2003: $(63.5) million; and 2004: $565.7 million).
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by $565.7 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. While we believe that we have fully addressed this issue through our reserving actions, volatility is expected to persist for some time.
In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of $95.8 million primarily related to adverse developments of General Third Party Liability ($109.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (non-life) ($8.1 million), which was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($31.2 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of $469.9 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($430.7 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.4 million), and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million), and Credit & Surety ($3.8 million).
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
Loss reserve development
The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1994 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the US dollar are translated at consolidation into US dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid, but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2004.
Conditions and trends that have affected the development of our reserves for losses and loss expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.
Zurich Financial Services and its subsidiaries, including the entities then operating under the “Zurich Re” brand name, retroactively adopted International Accounting Standards (“IAS”) as of January 1, 1995. As a consequence, consolidated loss development data for Converium entities is not available on a consistent accounting basis prior to December 31, 1994 and is therefore not presented in this offering memorandum. The inconsistencies prior to December 31, 1994 principally arise from Converium entities having used different reserving methodologies on a country-by-country basis as was allowed under generally accepted accounting principles in Switzerland. As an example, some European reserving practices have historically tended to be highly conservative, and therefore not consistent with IAS and US GAAP “best estimate” practices. Accordingly, we have only been able to provide a consolidated loss development table commencing with December 31, 1994. As of December 31, 2004, net reserves for losses and loss expenses included approximately $180.0 million of reserves related to losses from accident years 1994 and prior, or 2.3% of net reserves as of December 31, 2004.
The table below presents our loss and loss adjustment expense reserve development as of the dates indicated. 1998 and subsequent years have been restated.

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ millions, except percentages)
Gross reserves for losses and loss expenses	$1,468.9	$1,891.4	$2,245.3	$2,636.4	$2,987.6	$3,482.3	$4,504.1	$5,642.3	$6,876.9	$7,879.7	$8,908.3
Reinsurance recoverable	59.6	102.9	106.9	290.1	457.3	640.9	892.3	1,099.2	1,085.7	1,041.3	914.5
Initial net reserves for losses and loss expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.3	$2,841.4	$3,611.8	$4,543.1	$5,791.2	$6,838.4	$7,993.8

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ millions, except percentages)
Cumulative paid as of:
One year later	405.9	443.9	466.0	514.5	610.0	850.6	890.6	1,171.0	1,504.4	1,938.9
Two years later	611.1	669.4	721.2	843.0	968.8	1,339.2	1,575.8	2,119.4	2,760.8
Three years later	736.2	803.1	921.7	1,064.4	1,250.7	1,670.1	2,180.9	3,027.2
Four years later	815.4	927.0	1,062.2	1,261.7	1,438.6	2,029.2	2,749.6
Five years later	896.9	1,007.7	1,178.3	1,336.5	1,622.3	2,312.8
Six years later	949.9	1,093.8	1,197.5	1,436.7	1,772.9
Seven years later	1,006.5	1,087.1	1,249.3	1,545.8
Eight years later	986.5	1,115.7	1,319.4
Nine years later	1,004.1	1,157.8
Ten years later	1,025.8
Net reserves re-estimated as of:
One year later	1,457.6	1,763.3	1,901.5	2,145.6	2,292.6	2,915.7	3,727.5	4,722.5	5,995.3	6,490.6
Two years later	1,499.0	1,642.6	1,853.5	2,051.3	2,276.7	3,039.3	3,932.6	4,951.0	7,432.3
Three years later	1,364.6	1,617.7	1,736.4	1,970.4	2,303.4	3,039.2	4,200.1	5,441.2
Four years later	1,396.2	1,541.1	1,677.3	1,989.1	2,337.8	3,189.2	4,576.2
Five years later	1,339.0	1,468.9	1,661.2	1,990.7	2,414.7	3,400.6
Six years later	1,284.5	1,452.9	1,645.9	2,013.0	2,504.1
Seven years later	1,260.1	1,446.1	1,649.3	2,069.5
Eight years later	1,263.3	1,448.7	1,684.6
Nine years later	1,272.4	1,476.8
Ten years later	1,293.6
Reinsurance recoverable re-estimated as of December 31, 2004	130.6	246.3	336.3	422.8	687.7	1,216.9	1,238.0	1,160.6	1,091.4	873.1
Gross reserves re-estimated as of December 31, 2004	1,424.2	1,723.1	2,020.9	2,492.3	3,191.9	4,617.6	5,814.3	6,601.8	7,582.0	8,305.4
Cumulative net redundancy/(deficiency)	115.8	311.7	453.8	276.8	26.2	(559.2)	(964.5)	(898.1)	(699.4)	(593.8)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	8.2%	17.4%	21.2%	11.8%	1.0%	(19.7)%	(26.7)%	(19.8)%	(12.1)%	(8.7)%
Cumulative gross redundancy/(deficiency)	44.8	168.2	224.4	144.2	(204.3)	(1,135.3)	(1,310.2)	(959.5)	(705.1)	(425.6)
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	3.0%	8.9%	10.0%	5.5%	(6.8)%	(32.6)%	(29.1)%	(17.0)%	(10.3)%	(5.4)%
As a significant portion of our reserves relate to liabilities payable in currencies other than US dollars, any fluctuations of the US dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As shown on the table above, the net reserve position for 1998 developed favorably from $2,530.3 million as of December 31, 1998 to $2,504.1 million as of December 31, 2004, reflecting a redundancy of $26.2 million. However, shown on the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2004 would result in re-estimated reserves of $2,588.8 million, or a deficiency of $58.5 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2004 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to the inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.

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
At December 31, 2004, we recorded $914.5 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 36.2% of this amount relates to Workers’ Compensation business and 40.9% relates to recoverables in connection with the September 11th terrorist attacks.
The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years. 1998 and subsequent years have been restated.

	As of December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ millions, except percentages)
Initial net reserves for losses and loss expenses	$1,409.3	$1,788.5	$2,138.4	$2,346.3	$2,530.3	$2,841.4	$3,611.8	$4,543.1	$5,791.2	$6,838.4	$7,993.8

Net reserves re-estimated as of:
One year later	1,410.1	1,805.6	2,004.9	2,108.6	2,394.7	3,008.1	3,779.5	4,698.3	5,735.4	7,185.8
Two years later	1,479.5	1,758.2	1,925.4	2,078.8	2,414.4	3,152.5	3,935.5	4,836.4	6,103.4
Three years later	1,387.9	1,707.3	1,865.4	2,016.6	2,465.6	3,130.1	4,132.7	5,211.6
Four years later	1,405.6	1,674.5	1,819.3	2,035.0	2,474.0	3,230.8	4,442.4
Five years later	1,382.7	1,612.4	1,799.4	2,023.7	2,511.6	3,415.0
Six years later	1,338.7	1,589.9	1,775.9	2,017.9	2,588.8
Seven years later	1,306.6	1,588.4	1,755.5	2,065.5
Eight years later	1,316.7	1,574.4	1,782.5
Nine years later	1,313.6	1,595.9
Ten years later	1,329.7
Cumulative redundancy/(deficiency)	79.6	192.6	355.9	280.8	(58.5)	(573.6)	(830.6)	(668.5)	(312.2)	(347.4)
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	5.7%	10.8%	16.6%	12.0%	(2.3)%	(20.2)%	(23.0)%	(14.7)%	(5.4)%	(5.1)%
The payment pattern of our loss and loss expense reserves varies from year to year. Based on historical payment patterns and other relevant data, we estimate that the mean time to payment, on an undiscounted basis, of our loss and loss expense provisions, including future life benefits, as of December 31, 2004, was 4.1 years. We expect this average payment period to change as our mix of business changes, as well as due to changes of payment patterns and fluctuations in currency exchange rates.
Reconciliation of Beginning and Ending Loss and Loss Expense Reserves
The table below is a summary reconciliation of the beginning and ending reserves for losses and loss expenses, net of reinsurance, for the years ended December 31, 2004, 2003 and 2002.

($ millions)	2004	2003	2002
	(Restated)	(Restated)	(Restated)
As of January 1,
Gross reserves for losses and loss expenses	$7,879.7	$6,876.9	$5,642.3
Less reinsurance recoverable	1,041.3	1,085.7	1,099.2
Net reserves for losses and loss expenses	6,838.4	5,791.2	4,543.1
Losses and loss expenses incurred (1)

($ millions)	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Current year	2,895.3	2,736.1	2,264.6
Prior years	336.8	(63.5)	201.1
Total	3,232.1	2,672.6	2,465.6
Losses and loss expenses paid
Current year	541.4	437.1	340.2
Prior years	1,938.9	1,504.4	1,171.0
Total	2,480.3	1,941.5	1,511.2
Foreign currency translation effects	403.6	316.1	293.7
As of December 31,
Net reserves for losses and loss expenses	7,993.8	6,838.4	5,791.2
Reinsurance recoverable	914.5	1,041.3	1,085.7
Gross reserves for losses and loss expenses	$8,908.3	$7,879.7	$6,876.9

(1)	The loss and loss expenses incurred includes $219.5 million, $267.1 million and $234.1 million of loss and loss expenses incurred related to business included in the Life & Health Reinsurance segment for the years ended December 31, 2004, 2003 and 2002, respectively.
In 2004, Converium recorded $(336.8) million at the 2004 average exchange rate and $63.5 million at the 2003 average exchange rate of adverse development. See “ — Adequacy of Reserves”.
Prior years’ loss and loss expenses incurred in 2004 of $(336.8) million net were primarily driven by reserve strengthening of ($565.7 million) (See “— Adequacy of reserves”), and the impacts on losses and loss expenses incurred of (i) adjustments of ultimate premium estimates ($186.4 million) and (ii) the reduction of reinsurance recoverables of ($(12.0) million), which is offset by the effect of commutations. As a result of the restatement the previously reported prior years’ loss and loss expenses incurred in 2004 has changed from $(342.5) to $(336.8), of which the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our strategic partnership with MDU accounted for $10.5 million of this change.
In 2003, the positive development of $63.5 million consisted of positive development on Property lines ($113.5 million) and Aviation & Space ($110.7 million), offset by adverse development on Workers’ Compensation and Professional Liability and other Special Liability lines ($120.3 million) and the Motor and General Third Party Liability lines ($40.4 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
In 2002, Converium strengthened reserves for prior years by $201.1 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $201.1 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $114.8 million for the liability, Motor and Property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the Professional Liability and other Special Liability Lines of business.
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
As of December 31, 2004 and 2003, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for US-originated asbestos and environmental losses were approximately $49.2 million or 0.6% and $45.8 million or 0.7% of our total net reserves for losses and loss expenses, respectively. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.
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
Investments
Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital gains (losses) accounted for 8.5%, 6.3% and 7.2% of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively.
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
As of December 31, 2004, total invested assets (excluding cash and cash equivalents) were $7.8 billion compared to $7.5 billion as of December 31, 2003, an increase of $284.2 million, or 3.8%. This increase is mainly due to the investment of the net proceeds from the 2004 rights offering, positive operating cash flow and the weakening of the US dollar against European currencies. The increase was offset by commutations of certain of our North American treaties as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company.
The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2004, 2003 and 2002.

	As of December 31,
	2004		2003		2002
	(Restated)		(Restated)		(Restated)
	$	% of	$	% of	$	% of
	millions	Total	millions	Total	millions	Total
Fixed maturities securities	$5,685.2	73.0%	$4,928.6	65.7%	$3,443.1	56.3%
Equity securities	399.4	5.1	834.9	11.1	525.4	8.6
Funds Withheld Asset	1,305.1	16.8	1,530.6	20.4	1,648.1	26.9
Short-term investments	117.3	1.5	55.7	0.7	318.0	5.2
Other investments	279.2	3.6	152.2	2.1	182.7	3.0
Total investments	$7,786.2	100.0%	$7,502.0	100.0%	$6,117.3	100.0%
Fixed Maturities
As of December 31, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of $5.7 billion and represented 67.1% of our total investment portfolio including cash and cash equivalents (82.6% including the Funds Withheld Asset). This represents an increase in carrying value of $756.6 million, or 15.3%, from December 31, 2003. This increase is mainly due to the sale of approximately $500.0 million in equity securities, which were subsequently reinvested into fixed maturities, in order to reduce our exposure to equity securities, as well as the continued weakening of the US dollar against

European currencies. In addition, the increase was due to the deployment of operating cash flow into fixed maturity securities during 2004. The $400.0 million proceeds of the 2004 rights offering and related capital increase were mainly invested in treasury securities or remained in cash at the end of 2004.
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

($ millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	$182.5	3.8%	$15.9	1.9%
One year through five years	2,871.8	59.4	450.8	53.0
Five years through ten years	923.2	19.1	353.5	41.6
Over ten years	91.8	1.9	30.2	3.5
Subtotal	4,069.3	84.2	850.4	100.0
Mortgage and asset-backed securities	616.6	12.7	—	—
Unit trust bonds	148.9	3.1	—	—
Total as of December 31, 2004	$4,834.8	100.0%	$850.4	100.0%
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2004, approximately 97.3% of our fixed maturities securities portfolio was invested in securities rated A or better by these agencies and approximately 83.2% was invested in AAA/Aaa-rated securities.
The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

($ millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	$4,022.5	83.2%	$822.1	96.7%
AA/Aa2	452.0	9.4	16.2	1.9
A/A2	229.6	4.7	12.1	1.4
BBB/Baa2	11.1	0.2	—	—
BB	3.0	0.1	—	—
Not rated [1]	116.6	2.4	—	—
Total as of December 31, 2004	$4,834.8	100.0%	$850.4	100.0%

[1] Includes $89.3 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA, purchased during 2004.
Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2004 no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio .
Equity Securities
As of December 31, 2004, our equity securities portfolio had a carrying value of $399.4 million (including our participation in PSP Swiss Property AG). This represents a decrease in carrying value of $435.5 million, or 52.1%, from December 31, 2003. The decrease was primarily the result of the sale of a substantial portion of our equity securities portfolio in order to lower our equity exposure and related capital charges. Equity securities were approximately 3.5% and 9.7% of our total investment portfolio as of December 31, 2004 and 2003, respectively, including cash and cash equivalents and excluding our participation in PSP Swiss Property AG.
Substantially all of our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.
Our exposure to private equity fund investments as of December 31, 2004 was approximately $61.5 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately $4.1 million as of December 31, 2004.
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
In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International (Bermuda) Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.
Short-Term Investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2004, we had short-term investments with a carrying value of $117.3 million, representing 1.4% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were $55.7 million or 0.7% of our total investment portfolio, including cash and cash equivalents.
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
Premiums Receivable
We had premiums receivable of $1.8 billion at December 31, 2004 compared to $1.7 billion at December 31, 2003, an increase of $178.1 million, or 10.8%. This increase is due to premiums written in 2004 and the weakening of the US dollar against European currencies. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. See Reinsurance results section for additional information regarding adjustments of ultimate premium estimates. Current premiums receivable represented 20.1% and 22.4% of total premiums receivable at December 31, 2004 and 2003, respectively, and accrued premiums receivable represented 79.9% and 77.6%, respectively.

Reinsurance Assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004, Converium held $300.9 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.
As of December 31, 2004, we had reinsurance recoverables from retrocessionaires of approximately $1.1 billion on paid and unpaid losses and loss expenses, unearned premium reserves and future life benefits balances. Allowances of $30.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004, compared to $20.4 million at December 31, 2003 .
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
NAIC ratios
The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having three IRIS loss reserve tests fall outside of the specified parameters as of December 31, 2001 and December 31, 2002, CRNA was required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss expense reserves at December 31, 2002 and December 31, 2003, respectively. For 2004, the same independent loss reserve specialist was used, although only one IRIS loss reserve ratio was out of the specified range as of December 31, 2003.
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
Regarding our ceding companies, TRIA offers a three-year program, imposes a deductible that must be satisfied before federal assistance is triggered and contains a co-insurance feature. The deductible is based on a percentage of direct earned premiums for commercial insurance lines from the previous calendar year. It rises from 1% during the transition period, running from the date of enactment to December 31, 2002, to 7% during year one of the program (2003), 10% during year two, and 15% in year three. The federal program covers 90% of losses in excess of the applicable deductible, while the insurance company retains the remaining 10%. The program imposes an annual cap of $100 billion on covered losses. Participation in the program for insurers providing commercial property and casualty insurance is mandatory. While in effect, the TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events, any company’s results of operations or shareholders’ equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, targets, severity or frequency of such potential events. In June of 2004, the US Treasury Department extended the “make available” provisions of TRIA until December 31, 2005. These provisions, originally scheduled to expire on December 31, 2004, require insurers to offer terrorism insurance coverage in all commercial property and casualty insurance policies. While the US Congress is considering legislation to extend TRIA beyond its scheduled expiration on December 31, 2005, the success of such efforts to extend the program is uncertain.
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
In late 2004, in order to meet newly established solvency requirements for reinsurance companies in Germany, Converium Rückversicherung (Deutschland) AG increased its capital on a local statutory basis by € 100.0 million ($135.9 million). This was accomplished by means of a capital contribution from Converium AG in the amount of € 80.0 million ($108.7 million). In addition, Converium AG granted Converium Rückversicherung (Deutschland) AG a subordinated loan in the amount of € 20.0 million ($27.2 million) for a term of twenty years.
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

Converium Holding Ltd, Zug / Switzerland
Converium Finance (Bermuda) Ltd, Hamilton / Bermuda 100%
Converium IP Management Ltd, Hamilton / Bermuda 100%
Converium Holding (UK) Ltd, London / UK 100
Converium Insurance (UK) Ltd, London / UK 100%
Converium London Management Ltd, London / UK 100%
Converium Underwriting Ltd, London / UK (corporate member at Lloyd's) 100%
Converium Ltd, Zurich / Switzerland
Australian Branch, Sydney / Australia
Bermuda Branch, Hamilton / Bermuda
German Branch, Cologne / Germany
Reinsurance Representative Office, Tokyo / Japan
Regional Reinsurance Branch Office, Management Office Labuan / Malaysia
Marketing Office Kuala Lumpur / Malaysia (for regional reinsurance Branch Office / Labuan)
Oficina de Representación en México / Mexico
Regional Reinsurance Branch Office, Singapore / Singapore
With reinsurance licenses in the following countries: Dominican Republic, Peru, Uruguay, Chile, Bolivia, Puerto Rico, Guatemala, Columbia, Paraguay, Venezuela, El Salvador, Ecuador, Nicaragua
Converium Finance S.A. / Luxembourg 100%
Converium PCC Ltd, Guernsey / UK 100%
Converium Representaciones S.A., Buenos Aires / Argentina 100%
Converium Serviços Técnicos Ltda, Sao Paulo / Brazil 100%
Global Aerospace Underwriting Managers Ltd, London / UK 30.1%
Inter-Ocean Holdings Ltd, Hamilton / Bermuda 9.0%
MDU Services Ltd, London / U.K. 49.9%
RISC Ventures LLC, Delaware / USA 17.5%
Nordic Aviation Insurance Group, Copenhagen / Denmark 25%
Converium Rückversicherung (Deutschland) AG, Cologne / Germany 100%
Succursale pour la France (Vie) – Branch Office
Rappresentanza Generale per l'Italia – Branch Office
With reinsurance licenses in the following countries: Argentina, Mexico, Guatemala, Columbia, El Salvador, Ecuador
SATEC S.R.L., Venice / Italy 48%
Converium Holdings (North America) Inc, Delaware / USA 100%
Converium Reinsurance (North America) Inc., Connecticut / USA 100%
Canadian Branch / Toronto, Canada
Converium Insurance (North America) Inc, New Jersey / USA 100%

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
Restatement of Previously Issued Financial Statements
Background to the Restatement: internal review
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments, see Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. All amounts included herein have been adjusted to reflect the Restatement. Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities, and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Restatement overview
As a result of the internal review, Converium concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.
The tables below show the reconciliation of the previously reported income statements and balance sheets to the restated versions, broken out by respective adjustment category as of and for the years ended December 31, 2004, 2003, 2002, 2001, 2000, 1999 and 1998.

Consolidated statement of loss

(US$ million)
Year ended December 31	2004
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	3,840.9	-17.2	—	155.0	3,978.7
Less ceded premiums written	-287.9	70.6	—	-35.3	-252.6
Net premiums written	3,553.0	53.4	—	119.7	3,726.1
Net change in unearned premiums	132.1	24.0	—	—	156.1
Net premiums earned	3,685.1	77.4	—	119.7	3,882.2
Net investment income	311.6	—	—	1.1	312.7
Net realized capital gains (losses)	46.5	—	—	—	46.5
Other (loss) income	-2.6	3.5	—	-9.1	-8.2
Total revenues	4,040.6	80.9	—	111.7	4,233.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	-3,263.1	-44.7	—	-34.7	-3,342.5
Acquisition costs	-842.5	9.9	—	-79.8	-912.4
Other operating and administration expenses	-217.9	—	—	-1.9	-219.8
Interest expense	-33.1	—	—	—	-33.1
Impairment of goodwill	-94.0	—	—	—	-94.0
Amortization of intangible assets	-9.9	—	—	—	-9.9
Restructuring costs	-2.7	—	—	—	-2.7
Total benefits, losses and expenses	-4,463.2	-34.8	—	-116.4	-4,614.4
(Loss) income before taxes	-422.6	46.1	—	-4.7	-381.2
Income tax (expense) benefit	-338.2	-17.1	152.2	1.8	-201.3
Net (loss) income	-760.8	29.0	152.2	-2.9	-582.5

Consolidated statement of income

(US$ million)
Year ended December 31	2003
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	4,223.9	-28.4	—	104.9	4,300.4
Less ceded premiums written	-396.9	96.9	—	-77.7	-377.7
Net premiums written	3,827.0	68.5	—	27.2	3,922.7
Net change in unearned premiums	-150.5	-4.4	—	—	-154.9
Net premiums earned	3,676.5	64.1	—	27.2	3,767.8
Net investment income	233.0	—	—	1.4	234.4
Net realized capital gains (losses)	18.4	—	—	—	18.4
Other income (loss)	2.7	17.5	—	-2.7	17.5
Total revenues	3,930.6	81.6	—	25.9	4,038.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	-2,674.2	-85.9	—	—	-2,760.1
Acquisition costs	-803.2	-16.6	—	-12.2	-832.0
Other operating and administration expenses	-197.8	—	—	-4.7	-202.5
Interest expense	-31.0	—	—	—	-31.0
Impairment of goodwill	—	—	—	—	—
Amortization of intangible assets	—	—	—	-1.8	-1.8
Restructuring costs	—	—	—	—	—
Total benefits, losses and expenses	-3,706.2	-102.5	—	-18.7	-3,827.4
Income (loss) before taxes	224.4	-20.9	—	7.2	210.7
Income tax (expense) benefit	-39.3	-10.2	13.2	3.5	-32.8
Net income (loss)	185.1	-31.1	13.2	10.7	177.9

Consolidated statement of income

(US$ million)
Year ended December 31	2002
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	3,535.8	-163.3	—	-0.1	3,372.4
Less ceded premiums written	-213.6	76.4	—	—	-137.2
Net premiums written	3,322.2	-86.9	—	-0.1	3,235.2
Net change in unearned premiums	-156.7	-1.0	—	—	-157.7
Net premiums earned	3,165.5	-87.9	—	-0.1	3,077.5
Net investment income	251.8	—	—	—	251.8
Net realized capital gains (losses)	-10.3	—	—	—	-10.3
Other (loss) income	-1.2	32.8	—	—	31.6
Total revenues	3,405.8	-55.1	—	-0.1	3,350.6

Benefits, losses and expenses
Losses, loss expenses and life benefits	-2,492.0	1.0	—	-0.1	-2,491.1
Acquisition costs	-666.7	23.9	—	-4.0	-646.8
Other operating and administration expenses	-173.3	—	—	-5.1	-178.4
Interest expense	-16.4	—	—	—	-16.4
Total benefits, losses and expenses	-3,348.4	24.9	—	-9.2	-3,332.7
Income (loss) before taxes	57.4	-30.2	—	-9.3	17.9
Income tax benefit (expense)	49.4	2.5	-34.7	0.7	17.9
Net income (loss)	106.8	-27.7	-34.7	-8.6	35.8

Historical combined statement of loss

(US$ million)
Year ended December 31	2001
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	2,881.2	-34.4	—	—	2,846.8
Less ceded premiums written	-398.6	204.5	—	—	-194.1
Net premiums written	2,482.6	170.1	—	—	2,652.7
Net change in unearned premiums	-187.4	-16.8	—	—	-204.2
Net premiums earned	2,295.2	153.3	—	—	2,448.5
Net investment income	228.7	—	—	6.2	234.9
Net realized capital gains (losses)	-18.4	—	—	—	-18.4
Other (loss) income	-5.8	14.9	—	-6.2	2.9
Total revenues	2,499.7	168.2	—	—	2,667.9

Benefits, losses and expenses
Losses, loss expenses and life benefits	-2,300.5	-160.1	—	—	-2,460.6
Acquisition costs	-508.1	-8.8	—	—	-516.9
Other operating and administration expenses	-146.4	—	—	—	-146.4
Interest expense	-24.2	—	—	—	-24.2
Total benefits, losses and expenses	-3,037.0	-168.9	—	—	-3,205.9
Loss before taxes	-537.3	-0.7	—	—	-538.0
Income tax benefit (expense)	169.9	-0.3	12.8	—	182.4
Net (loss) income	-367.4	-1.0	12.8	—	-355.6

Historical combined statement of loss

(US$ million)
Year ended December 31	2000
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	2,565.8	-18.7	—	—	2,547.1
Less ceded premiums written	-569.8	203.4	—	—	-366.4
Net premiums written	1,996.0	184.7	—	—	2,180.7
Net change in unearned premiums	-134.5	8.3	—	—	-126.2
Net premiums earned	1,861.5	193.0	—	—	2,054.5
Net investment income	176.0	—	—	—	176.0
Net realized capital gains (losses)	83.7	—	—	—	83.7
Other income	29.3	13.9	—	—	43.2
Total revenues	2,150.5	206.9	—	—	2,357.4

Benefits, losses and expenses
Losses, loss expenses and life benefits	-1,604.5	-281.1	—	—	-1,885.6
Acquisition costs	-454.4	-27.2	—	—	-481.6
Other operating and administration expenses	-116.0	—	—	—	-116.0
Interest expense	-17.1	—	—	—	-17.1
Amortization of goodwill	-7.3	—	—	—	-7.3
Total benefits, losses and expenses	-2,199.3	-308.3	—	—	-2,507.6
Loss before taxes	-48.8	-101.4	—	—	-150.2
Income tax benefit (expense)	19.5	28.2	-9.6	—	38.1
Net loss	-29.3	-73.2	-9.6	—	-112.1

Historical combined statement of income

(US$ million)
Year ended December 31	1999
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	1,928.7	-18.6	—	—	1,910.1
Less ceded premiums written	-358.5	17.5	—	—	-341.0
Net premiums written	1,570.2	-1.1	—	—	1,569.1
Net change in unearned premiums	-168.7	1.0	—	—	-167.7
Net premiums earned	1,401.5	-0.1	—	—	1,401.4
Net investment income	214.0	—	—	—	214.0
Net realized capital gains (losses)	76.3	—	—	—	76.3
Other income	22.1	2.1	—	1.2	25.4
Total revenues	1,713.9	2.0	—	1.2	1,717.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	-1,138.7	-0.6	—	—	-1,139.3
Acquisition costs	-340.3	-0.7	—	-1.3	-342.3
Other operating and administration expenses	-112.8	—	—	—	-112.8
Interest expense	-17.5	—	—	—	-17.5
Amortization of goodwill	-6.2	—	—	—	-6.2
Total benefits, losses and expenses	-1,615.5	-1.3	—	-1.3	-1,618.1
Income (loss) before taxes	98.4	0.7	—	-0.1	99.0
Income tax expense	-40.6	-0.3	—	—	-40.9
Net income (loss)	57.8	0.4	—	-0.1	58.1

Historical combined statement of income

(US$ million)
Year ended December 31	1998
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	1,458.8	-6.1	—	—	1,452.7
Less ceded premiums written	-213.7	4.9	—	—	-208.8
Net premiums written	1,245.1	-1.2	—	—	1,243.9
Net change in unearned premiums	-17.7	0.5	—	—	-17.2
Net premiums earned	1,227.4	-0.7	—	—	1,226.7
Net investment income	255.4	—	—	—	255.4
Net realized capital gains (losses)	78.9	—	—	—	78.9
Other income	24.8	0.7	—	2.1	27.6
Total revenues	1,586.5	—	—	2.1	1,588.6

Benefits, losses and expenses
Losses, loss expenses and life benefits	-917.3	0.5	—	—	-916.8
Acquisition costs	-340.7	0.3	—	-2.1	-342.5
Other operating and administration expenses	-127.9	—	—	—	-127.9
Interest expense	-16.1	—	—	—	-16.1
Amortization of goodwill	-6.2	—	—	—	-6.2
Total benefits, losses and expenses	-1,408.2	0.8	—	-2.1	-1,409.5
Income before taxes	178.3	0.8	—	—	179.1
Income tax expense	-62.0	-0.3	—	—	-62.3
Net income	116.3	0.5	—	—	116.8

Consolidated balance sheet

(US$ million)
	2004
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	850.4	—	—	—	850.4
Available-for-sale securities:
Fixed maturities	4,834.8	—	—	—	4,834.8
Equity securities	399.4	—	—	—	399.4
Other investments	281.4	—	—	-2.2	279.2
Short-term investments	117.3	—	—	—	117.3
Total investments	6,483.3	—	—	-2.2	6,481.1
Funds Withheld Asset	1,305.1	—	—	—	1,305.1
Total invested assets	7,788.4	—	—	-2.2	7,786.2

Other assets
Cash and cash equivalents	680.9	—	—	—	680.9
Premiums receivable	1,812.0	8.8	—	11.4	1,832.2
Reserves for unearned premiums, retro	111.6	-72.1	—	15.7	55.2
Reinsurance assets:
Underwriting reserves	1,226.2	-357.1	—	68.8	937.9
Insurance and reinsurance balances receivable	233.5	-94.2	—	—	139.3
Funds held by reinsureds	1,721.3	-78.9	—	95.3	1,737.7
Deposit assets	137.0	33.4	—	—	170.4
Deferred policy acquisition costs	484.7	-0.8	—	-1.2	482.7
Deferred income taxes	78.3	-67.2	61.6	7.1	79.8
Other assets	335.4	-35.1	58.2	0.1	358.6
Total assets	14,609.3	-663.2	119.8	195.0	14,260.9

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	8,915.6	-115.2	—	107.9	8,908.3
Reserves for life benefits, gross	407.1	—	—	—	407.1
Insurance and reinsurance balances payable	585.9	—	—	-2.4	583.5
Reserves for unearned premiums, gross	1,312.3	-80.4	—	15.8	1,247.7
Other reinsurance liabilities	110.4	-57.0	—	17.4	70.8
Funds held under reinsurance contracts	379.3	-237.8	—	53.3	194.8
Deposit liabilities	348.5	8.0	—	—	356.5
Deferred income taxes	157.2	-69.7	-6.8	1.1	81.8
Accrued expenses and other liabilities	281.7	—	—	2.8	284.5
Debt	391.1	—	—	—	391.1
Total liabilities	12,889.1	-552.1	-6.8	195.9	12,526.1

Shareholders’ equity
Common stock	554.9	—	—	—	554.9
Additional paid-in capital	1,430.6	—	—	-70.1	1,360.5
Treasury stock	-7.7	—	—	—	-7.7
Unearned stock compensation	-7.5	—	—	—	-7.5
Total accumulated other comprehensive income:
Accumulated other comprehensive income	-6.7	—	-1.0	—	-7.7
Net unrealized gains on investments, net of taxes	116.7	—	-11.7	0.2	105.2
Cumulative translation adjustments	194.1	-7.9	5.3	-0.3	191.2
Total accumulated other comprehensive income	304.1	-7.9	-7.4	-0.1	288.7
Retained (deficit) earnings	-554.2	-103.2	134.0	69.3	-454.1
Total shareholders’ equity	1,720.2	-111.1	126.6	-0.9	1,734.8

Total liabilities and shareholders’ equity	14,609.3	-663.2	119.8	195.0	14,260.9
Note: The “As previously reported” figures at December 31, 2004 in the table above, reflect the balances reported for the December 31, 2004 balance sheet in the 2Q 2005 6-K.

Consolidated balance sheet

(US$ million)
	2003
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	500.4	—	—	—	500.4
Available-for-sale securities:
Fixed maturities	4,428.2	—	—	—	4,428.2
Equity securities	840.2	—	—	-5.3	834.9
Other investments	173.5	—	—	-21.3	152.2
Short-term investments	55.8	—	—	-0.1	55.7
Total investments	5,998.1	—	—	-26.7	5,971.4
Funds Withheld Asset	1,530.6	—	—	—	1,530.6
Total invested assets	7,528.7	—	—	-26.7	7,502.0

Other assets
Cash and cash equivalents	280.8	—	—	—	280.8
Premiums receivable	2,008.3	-72.2	—	-282.0	1,654.1
Reserves for unearned premiums, retro	—	-88.8	—	198.1	109.3
Reinsurance assets:
Underwriting reserves	1,718.6	-472.5	—	-152.0	1,094.1
Insurance and reinsurance balances receivable	224.0	-183.2	—	—	40.8
Funds held by reinsureds	1,374.0	-121.2	—	42.1	1,294.9
Deposit assets	—	58.8	—	—	58.8
Deferred policy acquisition costs	380.1	-0.8	—	—	379.3
Deferred income taxes	345.1	21.2	-5.8	4.2	364.7
Other assets	495.0	-39.8	—	46.4	501.6
Total assets	14,354.6	-898.5	-5.8	-169.9	13,280.4

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	7,842.8	-127.8	—	164.7	7,879.7
Reserves for life benefits, gross	483.5	—	—	-139.2	344.3
Insurance and reinsurance balances payable	—	-108.8	—	313.4	204.6
Reserves for unearned premiums, gross	1,467.4	-73.5	—	21.1	1,415.0
Other reinsurance liabilities	1,087.3	-73.1	—	-910.0	104.2
Funds held under reinsurance contracts	529.8	-399.0	—	42.1	172.9
Deposit liabilities	—	22.4	—	335.8	358.2
Deferred income taxes	158.3	1.6	14.3	—	174.2
Accrued expenses and other liabilities	311.6	-2.9	—	-2.5	306.2
Debt	390.6	—	—	2.5	393.1
Total liabilities	12,271.3	-761.1	14.3	-172.1	11,352.4

Shareholders’ equity
Common stock	253.0	—	—	—	253.0
Additional paid-in capital	1,326.7	—	—	-70.1	1,256.6
Treasury stock	-10.0	—	—	—	-10.0
Unearned stock compensation	-6.1	—	—	—	-6.1
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	-1.2	-1.2
Net unrealized gains on investments, net of taxes	145.3	—	0.3	—	145.6
Cumulative translation adjustments	116.1	-5.1	-2.1	1.1	110.0
Total accumulated other comprehensive income	261.4	-5.1	-1.8	-0.1	254.4
Retained (deficit) earnings	258.3	-132.3	-18.3	72.4	180.1
Total shareholders’ equity	2,083.3	-137.4	-20.1	2.2	1,928.0

Total liabilities and shareholders’ equity	14,354.6	-898.5	-5.8	-169.9	13,280.4

Consolidated balance sheet

(US$ million)
	2002
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	—	—	—	—	—
Available-for-sale securities:
Fixed maturities	3,443.1	—	—	—	3,443.1
Equity securities	530.8	—	—	-5.4	525.4
Other investments	177.3	—	—	5.4	182.7
Short-term investments	318.0	—	—	—	318.0
Total investments	4,469.2	—	—	—	4,469.2
Funds Withheld Asset	1,648.1	—	—	—	1,648.1
Total invested assets	6,117.3	—	—	—	6,117.3

Other assets
Cash and cash equivalents	361.5	—	—	39.7	401.2
Premiums receivable	1,721.3	-46.6	—	-584.0	1,090.7
Reserves for unearned premiums, retro	—	-70.8	—	94.7	23.9
Reinsurance assets:
Underwriting reserves	1,627.7	-423.0	—	-95.7	1,109.0
Insurance and reinsurance balances receivable	239.9	-142.8	—	-5.0	92.1
Funds held by reinsureds	935.9	-76.4	—	—	859.5
Deposit assets	—	45.7	—	—	45.7
Deferred policy acquisition costs	264.9	-0.9	—	—	264.0
Deferred income taxes	391.8	28.8	-31.4	0.7	389.9
Other assets	390.7	-60.2	—	33.7	364.2
Total assets	12,051.0	-746.2	-31.4	-515.9	10,757.5

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	6,821.3	-130.0	—	185.6	6,876.9
Reserves for life benefits, gross	371.7	—	—	-185.6	186.1
Insurance and reinsurance balances payable	—	-96.7	—	20.4	-76.3
Reserves for unearned premiums, gross	1,170.7	-61.5	—	—	1,109.2
Other reinsurance liabilities	661.6	-60.8	—	-527.7	73.1
Funds held under reinsurance contracts	429.5	-351.5	—	—	78.0
Deposit liabilities	—	58.1	—	—	58.1
Deferred income taxes	133.9	-1.0	0.1	—	133.0
Accrued expenses and other liabilities	333.9	—	—	-2.6	331.3
Debt	390.4	—	—	2.5	392.9
Total liabilities	10,313.0	-643.4	0.1	-507.4	9,162.3

Shareholders’ equity
Common stock	253.0	—	—	—	253.0
Additional paid-in capital	1,330.9	—	—	-70.1	1,260.8
Treasury stock	-3.3	—	—	—	-3.3
Unearned stock compensation	-10.0	—	—	—	-10.0
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	—	—
Net unrealized gains on investments, net of taxes	-53.3	—	—	50.3	-3.0
Cumulative translation adjustments	113.9	-1.7	—	-50.3	61.9
Total accumulated other comprehensive income	60.6	-1.7	—	—	58.9
Retained earnings (deficit)	106.8	-101.1	-31.5	61.6	35.8
Total shareholders’ equity	1,738.0	-102.8	-31.5	-8.5	1,595.2

Total liabilities and shareholders’ equity	12,051.0	-746.2	-31.4	-515.9	10,757.5

Consolidated balance sheet

(US$ million)
	2001
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	—	—	—	—	—
Available-for-sale securities:
Fixed maturities	2,331.4	—	—	—	2,331.4
Equity securities	701.4	—	—	-63.3	638.1
Other investments	195.1	—	—	63.5	258.6
Short-term investments	89.5	—	—	-24.0	65.5
Total investments	3,317.4	—	—	-23.8	3,293.6
Funds Withheld Asset	1,598.5	—	—	—	1,598.5
Total invested assets	4,915.9	—	—	-23.8	4,892.1

Other assets
Cash and cash equivalents	420.5	—	—	49.7	470.2
Premiums receivable	1,015.1	-14.6	—	-303.0	697.5
Reserves for unearned premiums, retro	—	-55.0	—	78.9	23.9
Reinsurance assets:
Underwriting reserves	1,668.1	-445.8	—	-78.9	1,143.4
Insurance and reinsurance balances receivable	400.2	-104.3	—	—	295.9
Funds held by reinsureds	523.4	-40.2	—	-28.4	454.8
Deposit assets	—	52.6	—	—	52.6
Deferred policy acquisition costs	217.9	-1.0	—	—	216.9
Deferred income taxes	300.4	37.1	3.3	—	340.8
Other assets	245.0	—	—	29.0	274.0
Total assets	9,706.5	-571.2	3.3	-276.5	8,862.1

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	5,710.5	-68.2	—	—	5,642.3
Reserves for life benefits, gross	252.0	—	—	8.3	260.3
Insurance and reinsurance balances payable	—	-12.7	—	-18.6	-31.3
Reserves for unearned premiums, gross	968.7	-48.2	—	—	920.5
Other reinsurance liabilities	315.9	-92.2	—	-227.5	-3.8
Funds held under reinsurance contracts	430.8	-333.9	—	-28.4	68.5
Deposit liabilities	—	47.6	—	—	47.6
Deferred income taxes	106.5	9.8	—	—	116.3
Accrued expenses and other liabilities	154.3	—	—	-19.5	134.8
Debt	197.0	—	—	9.1	206.1
Total liabilities	8,135.7	-497.8	—	-276.6	7,361.3

Shareholders’ equity
Common stock	253.0	—	—	—	253.0
Additional paid-in capital	1,336.5	—	—	-70.1	1,266.4
Treasury stock	—	—	—	—	—
Unearned stock compensation	-27.1	—	—	—	-27.1
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	—	—
Net unrealized gains on investments, net of taxes	30.3	—	—	-19.0	11.3
Cumulative translation adjustments	-21.9	—	—	19.1	-2.8
Total accumulated other comprehensive income	8.4	—	—	0.1	8.5
Retained earnings (deficit)	—	-73.4	3.3	70.1	—
Total shareholders’ equity	1,570.8	-73.4	3.3	0.1	1,500.8

Total liabilities and shareholders’ equity	9,706.5	-571.2	3.3	-276.5	8,862.1

Historical combined balance sheet

(US$ million)
	2000
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	—	—	—	—	—
Available-for-sale securities:
Fixed maturities	2,236.2	—	—	—	2,236.2
Equity securities	611.0	—	—	—	611.0
Other investments	52.2	—	—	—	52.2
Short-term investments	115.1	—	—	—	115.1
Total investments	3,014.5	—	—	—	3,014.5
Funds Withheld Asset	1,335.2	—	—	—	1,335.2
Total invested assets	4,349.7	—	—	—	4,349.7

Other assets
Cash and cash equivalents	121.9	—	—	—	121.9
Premiums receivable	937.3	0.3	—	—	937.6
Reserves for unearned premiums, retro	—	-44.3	—	—	-44.3
Reinsurance assets:
Underwriting reserves	1,292.9	-319.9	—	—	973.0
Insurance and reinsurance balances receivable	341.6	-53.8	—	—	287.8
Funds held by reinsureds	681.8	—	—	—	681.8
Deposit assets	—	85.1	—	—	85.1
Deferred policy acquisition costs	184.6	2.2	—	—	186.8
Deferred income taxes	165.2	27.2	—	—	192.4
Other assets	246.3	0.2	—	-0.1	246.4
Total assets	8,321.3	-303.0	—	-0.1	8,018.2

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	4,546.0	-41.9	—	—	4,504.1
Reserves for life benefits, gross	162.0	—	—	—	162.0
Insurance and reinsurance balances payable	—	—	—	—	—
Reserves for unearned premiums, gross	774.4	-54.2	—	—	720.2
Other reinsurance liabilities	491.8	-65.4	—	—	426.4
Funds held under reinsurance contracts	512.4	-127.2	—	—	385.2
Deposit liabilities	—	58.4	—	—	58.4
Deferred income taxes	175.2	-1.6	9.6	—	183.2
Accrued expenses and other liabilities	374.2	1.2	—	—	375.4
Debt	196.9	—	—	—	196.9
Total liabilities	7,232.9	-230.7	9.6	—	7,011.8

Shareholders’ equity
Common stock	—	—	—	—	—
Additional paid-in capital	—	—	—	—	—
Treasury stock	—	—	—	—	—
Unearned stock compensation	—	—	—	—	—
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	—	—
Net unrealized gains on investments, net of taxes	18.8	—	—	—	18.8
Cumulative translation adjustments	40.5	—	—	—	40.5
Total accumulated other comprehensive income	59.3	—	—	—	59.3
Retained earnings (deficit)	1,029.1	-72.3	-9.6	-0.1	947.1
Total shareholders’ equity	1,088.4	-72.3	-9.6	-0.1	1,006.4

Total liabilities and shareholders’ equity	8,321.3	-303.0	—	-0.1	8,018.2

Historical combined balance sheet

(US$ million)
	1999
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	—	—	—	—	—
Available-for-sale securities:
Fixed maturities	2,098.9	—	—	—	2,098.9
Equity securities	557.3	—	—	—	557.3
Other investments	80.1	—	—	—	80.1
Short-term investments	83.8	—	—	—	83.8
Total investments	2,820.1	—	—	—	2,820.1
Funds Withheld Asset	1,412.7	—	—	—	1,412.7
Total invested assets	4,232.8	—	—	—	4,232.8

Other assets
Cash and cash equivalents	68.1	—	—	—	68.1
Premiums receivable	590.3	-0.1	—	—	590.2
Reserves for unearned premiums, retro	—	-18.2	—	—	-18.2
Reinsurance assets:
Underwriting reserves	772.2	-64.0	—	—	708.2
Insurance and reinsurance balances receivable	247.4	—	—	—	247.4
Funds held by reinsureds	484.8	—	—	—	484.8
Deposit assets	—	57.7	—	—	57.7
Deferred policy acquisition costs	168.6	-1.1	—	—	167.5
Deferred income taxes	131.4	0.1	—	—	131.5
Other assets	220.4	0.6	—	-0.1	220.9
Total assets	6,916.0	-25.0	—	-0.1	6,890.9

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	3,545.7	-63.4	—	—	3,482.3
Reserves for life benefits, gross	193.7	—	—	—	193.7
Insurance and reinsurance balances payable	—	—	—	—	—
Reserves for unearned premiums, gross	629.7	-19.7	—	—	610.0
Other reinsurance liabilities	356.6	-3.2	—	—	353.4
Funds held under reinsurance contracts	323.2	—	—	—	323.2
Deposit liabilities	—	59.8	—	—	59.8
Deferred income taxes	157.0	-0.4	—	—	156.6
Accrued expenses and other liabilities	291.9	1.0	—	—	292.9
Debt	196.8	—	—	—	196.8
Total liabilities	5,694.6	-25.9	—	—	5,668.7

Shareholders’ equity
Common stock	—	—	—	—	—
Additional paid-in capital	—	—	—	—	—
Treasury stock	—	—	—	—	—
Unearned stock compensation	—	—	—	—	—
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	—	—
Net unrealized gains on investments, net of taxes	16.9	—	—	—	16.9
Cumulative translation adjustments	52.1	—	—	—	52.1
Total accumulated other comprehensive income	69.0	—	—	—	69.0
Retained earnings (deficit)	1,152.4	0.9	—	-0.1	1,153.2
Total shareholders’ equity	1,221.4	0.9	—	-0.1	1,222.2

Total liabilities and shareholders’ equity	6,916.0	-25.0	—	-0.1	6,890.9

Historical combined balance sheet

(US$ million)
	1998
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	—	—	—	—	—
Available-for-sale securities:
Fixed maturities	1,919.2	—	—	—	1,919.2
Equity securities	487.3	—	—	—	487.3
Other investments	116.7	—	—	—	116.7
Short-term investments	115.1	—	—	—	115.1
Total investments	2,638.3	—	—	—	2,638.3
Funds Withheld Asset	1,259.8	—	—	—	1,259.8
Total invested assets	3,898.1	—	—	—	3,898.1

Other assets
Cash and cash equivalents	286.1	—	—	—	286.1
Premiums receivable	520.1	-0.4	—	—	519.7
Reserves for unearned premiums, retro	—	-4.4	—	—	-4.4
Reinsurance assets:
Underwriting reserves	499.0	—	—	—	499.0
Insurance and reinsurance balances receivable	164.8	—	—	—	164.8
Funds held by reinsureds	436.0	—	—	—	436.0
Deposit assets	—	66.8	—	—	66.8
Deferred policy acquisition costs	118.3	-1.0	—	—	117.3
Deferred income taxes	109.3	-0.1	—	—	109.2
Other assets	259.2	—	—	—	259.2
Total assets	6,290.9	60.9	—	—	6,351.8

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	2,988.1	-0.5	—	—	2,987.6
Reserves for life benefits, gross	312.7	—	—	—	312.7
Insurance and reinsurance balances payable	—	—	—	—	—
Reserves for unearned premiums, gross	450.1	-4.9	—	—	445.2
Other reinsurance liabilities	353.2	-3.1	—	—	350.1
Funds held under reinsurance contracts	305.8	—	—	—	305.8
Deposit liabilities	—	68.7	—	—	68.7
Deferred income taxes	185.6	-0.3	—	—	185.3
Accrued expenses and other liabilities	268.4	0.5	—	—	268.9
Debt	196.7	—	—	—	196.7
Total liabilities	5,060.6	60.4	—	—	5,121.0

Shareholders’ equity
Common stock	—	—	—	—	—
Additional paid-in capital	—	—	—	—	—
Treasury stock	—	—	—	—	—
Unearned stock compensation	—	—	—	—	—
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	—	—
Net unrealized gains on investments, net of taxes	100.2	—	—	—	100.2
Cumulative translation adjustments	16.7	—	—	—	16.7
Total accumulated other comprehensive income	116.9	—	—	—	116.9
Retained earnings	1,113.4	0.5	—	—	1,113.9
Total shareholders’ equity	1,230.3	0.5	—	—	1,230.8

Total liabilities and shareholders’ equity	6,290.9	60.9	—	—	6,351.8

The table below shows the impact of the above adjustments on basic (loss) earnings per share for the years ended December 31, 2004 through 1998.

	2004	2003	2002	2001	2000	1999	1998
US$
Basic (loss) earnings per share as previously reported	(12.00)	2.33	1.34	(4.61)	(0.73)	1.46	2.93
Adjustments to basic (loss) earnings per share	2.81	(0.09)	(0.89)	0.15	(2.07)	—	—
Basic (loss) earnings per share as restated	(9.19)	2.24	0.45	(4.46)	(2.80)	1.46	2.93
See Note 25 to our 2004 consolidated financial statements for additional information on (loss) earnings per share.
(c) Details of the Restatement
The Restatement corrects errors in the Company’s accounting for assumed and ceded reinsurance transactions, its accounting for income taxes and certain other items. Some of the adjustments relate to both the timing and recognition of revenues and expenses and affect the comparison of period-to-period results. Although some of the restated items do not affect previously reported net income or consolidated shareholders’ equity, they do affect both the consolidated and business segment reporting of certain line items within the income statement and balance sheet. See the Schedule of Segment Data and Note 7 to our 2004 consolidated financial statements included herein, for additional information on Converium’s business segments, as restated. We have set forth below, a summary of the impact of the Restatement on certain of Converium’s consolidated statement of income and balance sheet accounts affected by the Restatement.
Overall impact of correction to the accounting treatment of certain assumed and ceded transactions
The effect of the correction to the accounting treatment of certain assumed and ceded transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000	1999	1998
Increase (decrease) for the years ended December 31, (US$ million, except per share amounts)

Selected consolidated statement of income accounts:
Gross premiums written	-17.2	-28.4	-163.3	-34.4	-18.7	-18.6	-6.1
Net premiums written	53.3	68.5	-86.9	170.1	184.7	-1.1	-1.2
Net premiums earned	77.4	64.1	-87.9	153.3	193.0	-0.1	-0.7
Losses, loss expenses and life benefits	-44.7	-85.9	1.0	-160.1	-281.1	-0.6	0.5
Acquisition costs	9.9	-16.6	23.9	-8.8	-27.2	-0.7	0.3
Income (loss) before taxes	46.1	-20.9	-30.2	-0.7	-101.4	0.7	0.8
Net income (loss)	29.0	-31.1	-27.7	-1.0	-73.2	0.4	0.5

Basic earnings (loss) per share (US$)	0.46	-0.39	-0.35	-0.01	-1.83	0.01	0.01

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premium)	-523.4	-744.5	-636.6	-605.1	-418.0	-82.2	-4.4
Funds held by reinsureds	-78.9	-121.2	-76.4	-40.2	—	—	—
Other assets	-35.1	-39.8	-60.2	—	0.2	0.6	—
Reinsurance liabilities (including reserves for unearned premiums)	-195.6	-310.1	-288.2	-129.1	-96.1	-83.1	-5.4
Funds held under reinsurance contracts	-237.8	-399.0	-351.5	-333.9	-127.2	—	—
Shareholders’ equity	-111.1	-137.4	-102.8	-73.4	-72.3	0.9	0.5

Detailed discussion of the primary transactions or categories of assumed and ceded transactions affected by the Restatement is provided below.
1. In 1998, Zurich Reinsurance (North America) Inc., now CRNA, entered into a series of transactions comprised of two assumed contracts with MBIA — an excess of loss contract (the “Excess Contract”) and a quota share contract (the “Quota Share Contract”) — and a retrocession of substantially all of the liability under these assumed contracts to third parties.
Based upon its consideration of the overall transaction economics and in light of information revealed during the internal review, the Company determined that, at inception, these transactions did not transfer sufficient risk to qualify for reinsurance accounting.
Accordingly, the Company has corrected the accounting treatment of both the Excess Contract and the Quota Share Contract, as well as the retroceded contracts, from reinsurance to deposit accounting.
The pre-tax effect of the Restatement of the MBIA transaction on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000	1999	1998
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	-12.7	-16.9	-16.9	-16.9	-17.0	-16.9	-4.6
Net premiums written	-1.5	-2.1	-0.9	-3.8	-2.4	-2.5	0.3
Net premiums earned	-0.8	-0.7	-0.7	-0.3	0.9	-0.6	-0.1
Losses, loss expenses and life benefits	0.3	0.4	0.2	0.2	-0.2	—	—
Acquisition costs	0.1	0.1	0.1	0.1	0.1	—	—
(Loss) income before taxes	-0.8	0.3	0.7	1.8	3.1	2.1	-0.1

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premium)	-69.8	-64.1	-53.1	-43.1	-33.9	-18.2	-4.4
Reinsurance liabilities (including reserves for unearned premiums)	-81.3	-74.6	-61.7	-51.3	-38.5	-19.7	-4.0
2. In late 2003, the Company entered into a Guaranteed Minimum Death Benefit (“GMDB”) Stop Loss Reinsurance Agreement (“the GMDB Contract”) with a third party which provided coverage of $75,000,000 in excess of reserves for losses arising out of GMDB reinsurance contracts bound or issued by the Company prior to January 1, 2003. The GMDB Contract was accounted for as if it had transferred sufficient risk to qualify for reinsurance accounting treatment. However, as a result of a related ceded property catastrophe contract with the same party, and a “master profit sharing agreement” with the same party linking both of the foregoing contracts, and certain other related transactions, the Company has now determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there are transactions that involved other parties and payments to the third parties. The Company has now determined that, at inception, there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment of the GMDB Contract and the property catastrophe agreement from reinsurance to deposit accounting. Reinsurance accounting has been retained for that portion of the risk that was transferred to a separate third party.
The Company entered into a Combined Excess of Loss Reinsurance Agreement (the “CEL Agreement”) with another third party, effective October 1, 2001 for a three-month period and subsequently renewed the CEL Agreement for calendar years 2002, 2003 and 2004, respectively. In 2003, coverage for GMDB liability was added to the CEL Agreement. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a likelihood that a side agreement was consummated. The Company has now determined that, at inception, there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these transactions from reinsurance to deposit accounting.

Because all of these transactions were cancelled or commuted effective no later than December 31, 2004, there is no impact on total shareholders’ equity and net income thereafter. The pre-tax effect of the Restatement of these transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000	1999	1998
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Net premiums written	12.4	25.0	5.3	5.1	—	—	—
Net premiums earned	22.0	15.3	5.3	5.1	—	—	—
Losses, loss expenses and life benefits	-1.4	-35.0	—	—	—	—	—
Acquisition costs	-9.1	—	—	—	—	—	—
Income (loss) before taxes	11.6	-21.7	5.1	5.0	—	—	—

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premium)	—	-44.7	—	—	—	—	—
Other reinsurance liabilities	—	-36.5	—	—	—	—	—
3. From at least 1998 on, subsidiaries of ZFS have provided and continue to provide coverage to CRNA, including stop-loss coverage relating to losses attributable to the settlement of litigation with the Unicover Pool, 100% quota share coverage of certain structured/finite risk contracts, and aggregate excess of loss coverage in respect of CRNA’s 2001 accident year losses. In turn, the subsidiaries of ZFS have ceded a substantial portion of these liabilities to third parties. On a stand-alone basis, CRNA has accounted and continues to account for its cession to ZFS subsidiaries as reinsurance accounting. However, as part of the Formation Transactions, Converium AG accepted the financial benefits and risks (including the risk that all or any portion of the reinsurance would not be recovered from those third parties) relating to these ZFS transactions. Therefore, in its consolidated financial statements, Converium has accounted for and continues to account for the cessions by the subsidiaries of ZFS to third parties as if the cessions were made directly from CRNA to the third parties.
Converium treated these retroceded contracts as if they transferred sufficient risk to qualify for reinsurance accounting. However, based on certain related agreements involving those third parties, documentation concerning the overall relationship between the parties and the conduct of the parties after the contracts were entered into, the Company concluded that the risk transfer analysis did not include evaluation of the entire arrangement between the parties, including transactions that involved other parties and payments to the third parties. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a reasonable possibility of side agreements. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these ceded transactions from reinsurance to deposit accounting. Certain portions of these transactions that transferred sufficient risk to qualify for reinsurance accounting have not been restated. Irrespective of the risk transfer analysis for accounting purposes, the Company reserves its right to enforce contracts in accordance with their terms.
The pre-tax effect of these transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000	1999	1998
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	—	—	—	-2.6	-0.2	-0.1	—
Net premiums written	36.9	30.3	4.6	138.8	137.3	-0.1	—
Net premiums earned	34.9	30.3	6.4	138.8	135.5	-0.1	—
Losses, loss expenses and life benefits	-31.2	-32.1	-60.6	-145.4	-228.9	—	—
Acquisition costs	19.9	-17.9	1.7	—	-16.2	-0.1	—
Income (loss) before taxes	38.1	7.3	-30.5	5.1	-99.2	-0.5	—

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premium)	-291.3	-451.9	-436.2	-447.5	-284.6	—	—
Funds held by reinsureds	-1.1	-54.6	-32.6	-3.8	—	—	—
Reinsurance liabilities (including reserves for unearned premiums)	-0.5	-126.3	-87.4	-30.4	-0.1	—	—
Funds held under reinsurance contracts	-152.3	-275.9	-265.3	-271.6	-127.2	—	—
4. Six transactions have been corrected because the Company has determined that, at inception, they transferred insufficient risk to qualify for reinsurance accounting and instead should be accounted for using deposit accounting. Some are transactions in which the Company ultimately reassumed from third parties all or virtually all of the long-tailed liability that it had ceded to third parties. This subset of transactions involved cessions to a Bermuda reinsurer, 9.0% of which was and is owned by Converium, or to another reinsurer not subject to US GAAP (and thus able to account for estimated ultimate losses on a discounted to present value basis.) The restatement of these transactions eliminates the entire effect of the reinsurance accounting, including (where applicable) the inherent discount related to the ceded loss reserves.
All but one of these transactions expired or were commuted effective no later than March 31, 2005, resulting in no impact on total shareholders’ equity or net income thereafter with respect to those expired or commuted contracts. In particular, certain of the contracts with the Bermuda reinsurer were commuted in 2004 and the first quarter of 2005, resulting in net losses being reported in those years, which are being reversed as a result of the Restatement. The impact of these reversals on the previously reported (loss) income before taxes is $40.0 million in 2005 and $15.7 million in 2004.
The pre-tax effect of the Restatement of these transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000	1999	1998
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	-4.5	-11.4	-33.1	-14.9	-1.5	-1.5	-1.5
Net premiums written	-1.2	8.8	-2.6	29.9	49.9	1.5	-1.5
Net premiums earned	14.4	12.7	-6.1	29.5	37.3	1.5	-1.5
Losses, loss expenses and life benefits	-12.5	-16.2	-0.6	-33.3	-34.1	-0.5	0.5
Acquisition costs	—	1.3	-5.6	-8.8	-11.1	-0.8	0.3
(Loss) income before taxes	-0.1	-6.7	-5.9	-11.0	-6.8	—	—

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premium)	-159.4	-180.7	-133.8	-114.5	-99.7	-64.0	—
Funds held by reinsureds	-77.8	-66.6	-32.0	-36.4	—	—	—
Other assets	-35.1	-39.8	-48.2	—	—	—	—
Reinsurance liabilities (including reserves for unearned premiums)	-113.8	-109.3	-100.4	-47.5	-56.5	-64.0	-0.5
Funds held under reinsurance contracts	-85.5	-123.1	-86.1	-62.3	—	—	—
5. Of the other transactions that the Company has restated, (a) two ceded and two assumed transactions appear to have involved clerical errors, where the Company recognized the appropriate accounting treatment, but a different accounting treatment was mistakenly entered into the Company’s accounting system; and (b) two involved assumed transactions as to which the Company previously recognized that its original decision to use reinsurance accounting instead of deposit accounting was in error, corrected the mistake in the period in which it was identified, but did not adjust the prior year where the quantitative impact of the errors was immaterial. Of the four transactions with clerical errors, one was a ceded transaction where reinsurance accounting was used in error instead of deposit accounting, one was a ceded transaction where prospective reinsurance accounting was used in error instead of retroactive reinsurance accounting, and two were assumed transactions where prospective reinsurance accounting was used in error instead of retroactive accounting.
All but one of these transactions expired or were commuted effective no later than March 31, 2005, resulting in no impact on total shareholders’ equity or net income thereafter, with respect to those expired or commuted transactions.
The pre-tax effect of the Restatement of these six transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000	1999	1998
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	—	-0.1	-113.3	—	—	-0.1	—
Net premiums written	6.8	6.5	-93.3	0.1	-0.1	—	—
Net premiums earned	6.9	6.5	-92.8	-19.8	19.3	-0.9	0.9
Losses, loss expenses and life benefits	0.1	-3.0	62.0	18.4	-17.9	-0.1	—
Acquisition costs	-1.0	—	27.7	-0.1	—	0.2	—
(Loss) income before taxes	-2.7	-0.2	0.4	-1.6	1.5	-0.9	0.9

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premium)	-2.9	-3.1	-13.5	—	0.2	—	—
Funds held by reinsureds	—	—	-11.8	—	—	—	—
Other assets	—	—	-12.0	—	0.2	0.6	—
Reinsurance liabilities (including reserves for unearned premiums)	—	0.1	-38.7	0.1	-1.0	0.6	-1.4
Income tax accounting restatements
For the years ended December 31, 2004 through 2000, the Company incorrectly calculated deferred income taxes and the respective valuation allowance to certain deferred tax assets. These valuation allowances have been recomputed and adjustments of $95.0 million and $9.9 million have been reflected in the related income tax expense and deferred income tax accounts for the years ended December 31, 2004 and 2003, respectively. There was no impact in 2002.
In addition, for the year ended December 31, 2004, the Company incorrectly recorded a full valuation allowance on the deferred tax asset in the amount of $58.2 million. This valuation allowance related to Converium’s U.S. operations arose from IRC Section 847, Special Estimated Tax Payments and was reflected in the income tax expense, deferred income tax assets and other assets. IRC Section 847 provides a mechanism that assures recoverability for the tax asset (receivable) arising from the discounting of property and casualty loss reserves for tax purposes. This provision allows a reinsurer to take a special income tax deduction in the United States equal to the discount on post 1986 accident year and loss expense reserves while making “special” estimated tax payments equal to the amount of the tax benefit derived from the “special” deduction. The special estimated tax payments can be carried forward for 15 years to offset taxes arising from decreases in the “special” deduction and are treated as regular estimated tax payments or refunded at the end of the carryforward period.
In 2003, Converium filed a refund request for prior years’ special estimated tax payments covered under IRC Section 847. As a result of the claim, Converium reclassified approximately $58.2 million from deferred tax assets into other assets. In 2004, however, the Internal Revenue Service denied the refund, and consequently, Converium reversed the prior reclassification to current income tax receivable. Subsequently, for the year ended December 31, 2004, the Company incorrectly recorded a full valuation allowance against its net deferred tax asset, which included the $58.2 million referred to above. The Restatement reverses the valuation allowance provided against the $58.2 million as this amount is expected to be recovered through future deductions in tax payments or future refund requests. The deferred tax asset has been reclassified to other assets.
In addition, for its Australian operations, Converium did not provide deferred taxes for its temporary differences in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The restatement corrects its accounts and results in an expense for the years ended December 31, 2004, 2003 and 2002 of $4.4 million, $3.1 million and nil, respectively.
The effect of the Restatement related to income tax accounting on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002	2001	2000
Increase (decrease) for the years ended December 31, (US$ million, except per share amounts)

Selected consolidated statement of income accounts:
Income taxes	-152.2	-13.2	34.7	-12.8	9.6
Net income (loss)	152.2	13.2	-34.7	12.8	-9.6
Basic earnings (loss) per share (US$)	2.39	0.17	-0.44	0.16	-0.24

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Other assets	58.2	—	—	—	—
Deferred income tax assets	61.6	-5.8	-31.4	3.3	—
Deferred income tax liabilities	-6.8	14.3	—	—	9.6
Shareholders’ equity	126.6	-20.1	-31.5	3.3	-9.6
Correction of other items
In the Restatement, Converium corrected its financial statements for certain other items. A summary of the correction of these items is as follows:

	Participation at Lloyd’s		Other corrections
	2004	2003	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million, except per share amounts)

Selected consolidated statement of income accounts:
Gross premiums written	155.0	104.9	—	—	—
Income (loss) before taxes	3.2	—	-7.9	7.2	-9.3
Net (loss) income	2.1	—	-5.0	10.7	-8.6

Basic earnings (loss) per share (US$)	0.03	—	-0.08	0.13	-0.11

Increase (decrease) as of December 31, (US$ million)

Shareholders’ equity	2.3	—	-3.2	2.2
These corrections are comprised of the following items:
Participations at Lloyd’s
•	Gross presentation of syndicate transactions: Converium participates as a member of a number of syndicates operating in the Lloyd’s of London insurance market. Converium has in prior financial statements reported its participations in certain Lloyd’s syndicate premium and loss activity on a net basis. Subsequent accounting developments in the Lloyd’s market have led to the reporting of more detailed information to participants. Converium has corrected the previously reported amounts.

•	Reinsurance to close: Syndicates at Lloyd’s are formed for a duration of one calendar year. Two years after the conclusion of that year the syndicate will typically transfer any remaining liabilities to a successor syndicate by way of payment of a portfolio premium, known as a reinsurance to close, “RITC”. In previously reported financial statements, Converium did not record the RITC in the correct reporting period; therefore, Converium has adjusted the recording of the RITC so that it is now reported in the proper period.

•	Miscellaneous corrections: Corrections, which were originally concluded to be immaterial, arising on the accounting for the Lloyd’s participations were previously reported in the financial statements in the period they were identified. Through the Restatement, Converium is recording the adjustments made in previous periods in the proper period.
The pre-tax effect of the restated accounting for the participations at Lloyd’s on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

Increase (decrease) for the years ended December 31,
(US$ million)	2004	2003
Selected consolidated statement of income accounts:
Gross premiums written	$155.0	$104.9
Net premiums written	119.7	27.3
Net premiums earned	119.7	27.3
Losses, loss expenses and life benefits	-34.8	—
Acquisition costs	-73.4	-13.4
Income before taxes	3.2	—

Increase (decrease) as of December 31,
(US$ million)
Selected consolidated balance sheet accounts:
Reinsurance assets, (including reserves for unearned premiums)	83.3	47.1
Funds held by reinsureds	94.5	42.1
Reinsurance liabilities, (including reserves for unearned premiums)	118.1	47.1
Funds held under reinsurance contracts	54.6	42.1
Other corrections
Other corrections were also recorded in connection with the Restatement that include miscellaneous immaterial items previously made in Converium’s financial statements in the periods they were identified. Through the Restatement, Converium is recording these items in their proper periods.
In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements, which was disclosed at that time. As part of the Restatement, Converium applied the refined chart of accounts on its financial statements of prior years which resulted in some adjustments between certain line items within the consolidated statements of income and balance sheets. The most significant financial statement adjustments were in the line items premiums receivable, underwriting reserves, reinsurance liabilities, other reinsurance liabilities in the consolidated balance sheets and the losses, loss expenses and life benefits caption in the statements of income. These adjustments did not have any impact on net income or shareholders’ equity.
Additional paid-in capital
Included in the caption “Other items” is a decrease to additional paid-in capital of $70.1 million. This adjustment relates to the cumulative effect of all Restatement adjustments made to net income for the periods prior to December 31, 2001as these adjustments reduced the net assets of the predecessor businesses of Converium as contributed in the Formation Transactions.
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
Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, we placed our US operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. See “Item 4. — Information on the Company — B. Business Overview — Ratings”. We will, however, offer reinsurance for attractive US-originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. CRNA was placed into orderly run-off and we are seeking to commute CRNA’s liabilities wherever appropriate (see Note 4 to our 2004 consolidated financial statements).
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
We derive our revenues principally from:
•	premiums from our non-life and life reinsurance and insurance businesses;

•	investment income and investment gains from our portfolio of invested assets, net of investment expenses; and

•	interest on premium and loss deposits withheld by our clients.
Our costs and expenses principally consist of:
•	losses and loss expenses, which include:

•	non-life reinsurance and insurance losses and loss expenses;

•	death and other life reinsurance benefits;

•	operating and administration costs, which include:
•	treaty and individual risk acquisition costs, commonly referred to as commissions;

•	overhead costs, predominantly consisting of salaries and related costs;

•	interest expenses; and

•	income taxes.
Our profitability depends to a large extent on:
•	the quality of our underwriting and pricing;

•	the level of incurred losses and commissions;

•	the timing of loss and benefit payments;

•	our ability to earn appropriate yields on our investment portfolio;

•	our ability to manage operating and administration costs; and

•	our ability to efficiently and effectively manage risk, including retrocessions.
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
Non-life loss and loss expense reserves
We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss expense reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases (“case reserves”) and amounts for losses incurred but not yet reported (“IBNR”), including expected development of reported claims. Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased (“additional case reserves” or “ACR’s”) or reduced as deemed necessary by our claims departments. Our cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. These factors are considered when managing and assessing claims and establishing loss reserves and should be considered when reviewing the reserve splits shown in the table below.
The following table shows gross non-life loss reserves separated between case reserves and IBNR for each segment as of December 31, 2004:

			Total gross non-life loss
	Case reserves	IBNR	reserves
	($ millions)	($ millions)	($ millions)
Standard Property & Casualty	1,565.7	1,944.2	3,509.9
Specialty Lines	2,343.7	2,692.4	5,036.1
Life & Health Reinsurance	80.0	282.3	362.3
Total	3,989.4	4,918.9	8,908.3
The Life & Health Reinsurance segment contains loss reserves related to Accident and Health business.
If a contract is commuted, we reduce loss and loss expenses carried on our balance sheet and record a gain or loss for the difference between loss and loss expenses carried on our balance sheet and the commutation payment.
We estimate our loss and loss expense reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting by cedents and differing reserving approaches among cedents.
The amount of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer is commonly referred to in the industry as the “reporting tail”. Lines of business for which claims are reported quickly are commonly referred to as “short-tailed” lines; and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as “long-tailed” lines. The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies.
As a consequence, the estimation of loss and loss expense reserves is dependent on many assumptions and selection of parameters, and their combination. One of the most critical assumptions, particularly for lines with long-tail characteristics, is the selection of the reporting tail. The reporting tail is the period of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer. A change of this factor can lead to a substantially different estimate of ultimate losses and therefore reserves for loss and loss expenses. This change in the tail factor could be triggered by any of the drivers mentioned above, or a combination thereof. For example, a change in the tail factor of 5% for a line with one of the longest tails, Treaty Umbrella (in North America), which is included in the Professional Liability and Other Special Liability line of business, would increase/decrease total held net loss reserves of $7,993.8 million by $14.2 million.

As a result of these uncertainties and other factors, actual losses and loss expenses may deviate, perhaps materially, from expected ultimate costs which are reflected in our current reserves. This is evident in our actual experience of prior years’ calendar year adverse/(favorable) loss reserve development, which was as follows:

		Development of prior
	Net loss reserves	years’ loss reserves
	beginning of year	during the year	Development on prior
	($ millions)	($ millions)	years’ loss reserves (%)
2000	2,841.4	165.0	5.9
2001	3,611.8	167.8	4.6
2002	4,543.1	201.1	4.4
2003	5,791.2	(63.5)	(1.1)
2004	6,838.4	336.8	4.9
The current year development reflects the composite effect of the factors described above. It is not possible to identify the effect of each individual factor because of the inter-relationship between such factors.
Prior years’ loss and loss expenses incurred in 2004 of $(336.8) million net were primarily driven by reserve strengthening of ($565.7 million) (See “— Adequacy of reserves”), and the impacts on losses and loss expenses incurred of (i) adjustments of ultimate premium estimates ($186.4 million) and (ii) the reduction of reinsurance recoverables of ($(12.0) million), which is offset by the effect of commutations. As a result of the restatement the previously reported prior years’ loss and loss expenses incurred in 2004 has changed from $(342.5) to $(336.8) of which the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our strategic partnership with MDU accounted for $10.5 million of this change.
We, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, therefore we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume. To mitigate this risk our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.
We use historical loss information in our assessment/analysis of existing loss reserves and/or as a means of noticing unusual trends in the information received from the cedents. Our analyses of estimated loss reserves are based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analyses rely upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.
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
Our Standard Property and Casualty Reinsurance segment is primarily comprised of short and medium-tail lines of business and accounted for 39.4% and 35.5% of our gross non-life loss and loss expense reserves at December 31, 2004 and 2003, respectively. Our Specialty Lines segment is primarily comprised of medium and long-tail lines of business and accounted for 63.8% and 55.8% of our gross non-life loss and loss expense reserves at December 31, 2004 and 2003, respectively. As discussed in the reporting tail description above, this factor can have a significant impact on the volatility of reserves and the uncertainties that exist in the reserve estimation process.

Premiums
When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten. Reported premiums written and earned are based upon reports received from cedents, supplemented by our own estimates of premiums written for which ceding company reports have not been received.
In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
A key assumption used by Management to arrive at its best estimate of assumed premiums is its assessment of expected reporting lags. In addition, they also use the following assumptions: (i) estimated written premium, (ii) change in mix of business, and (iii) ceding company seasonality of premium writing.
Management uses information provided by ceding companies as the initial basis for determining its premium accrual estimates and then further refines it based on known trends within the industry and the book of business.
We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect this difference in our mix of business from year to year. Our underwriters and client relationship managers, in their analysis of trends, relate the change in premiums earned to the change in premiums written.
Similarly, the seasonality of premium writings, are also analyzed on a regular basis by our underwriters and client relationship managers, taking into account the underlying business, the local market environments and emerging trends.
Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. The time lag between the release of this information from the ceding company to us can be significant and depends on the reporting frequency of the underlying accounts. During the course of 2004, we implemented enhanced procedures for establishing written premium estimates. The new process mechanically derives the accrued written and earned premium from our ultimate premium estimates for a period of two years after the expiration of the underlying direct policy. Following this, the cedent’s actual reported premiums are used.
Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end 2004 by a detailed review using actuarial techniques, primarily for European non-life business, which compared estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of $221.1 million; after reflecting the impact on accrued acquisition costs of $16.5 million and losses of $186.4 million, the impact of these adjustments on the technical result was $18.2 million.
Reinsurance recoverables
We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.
Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense. See Note 28 to our 2004 consolidated financial statements for additional information regarding retrocessional risk management.

Risk transfer
In the ordinary course of business, we both purchase, or cede, and sell, or assume, Property & Casualty reinsurance protection. For both ceded and assumed reinsurance, risk transfer requirements as per SFAS 113 must be met in order to obtain reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premium and losses. If risk transfer requirements are not met, a contract is to be accounted for as a deposit, typically resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity.
Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience, and relatively low policy limits as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must support the fact that a significant loss is reasonably possible, such as a scenario in which the ratio of the net present value of losses divided by the net present value of premiums equals or exceeds 110 percent. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer’s risk of loss varies consistently with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.
In the event that a transaction does not meet the risk transfer requirements promulgated by SFAS 113, the transaction will be accounted for in full accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (‘SOP 98-7”). SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. In general, most of the assumed finite transactions underwritten by Converium fail the risk transfer test because there is underwriting risk and timing risk but the underwriting risk is not significant. In these instances a deposit asset/liability is recognized on the balance sheet based on the net cash flows of the transaction. These amounts accrete interest income/expense utilizing the effective interest method based on amounts ultimately estimated to be paid and the time to settlement of the asset/liability. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/(expense) over the coverage period of the policy and is not recorded as a deposit asset/liability.
In the event that the circumstances change and a loss will be ceded to the contract which will not ultimately be supported by an interest rate that can be earned on the deposit, then the deposit will be recognized into income/expense over the coverage period of the contract and a loss liability/recoverable will be recognized equal to the expected losses on the contract discounted by the risk free rate in accordance with SOP 98-7.
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
Income taxes
Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities using enacted local income tax rates and laws. In addition, a deferred tax asset is established for net operating loss carry forwards. We have significant net operating loss carry forwards that we can use to offset future taxable income. Realization of the deferred tax asset related to these carry forwards is dependent upon generating sufficient taxable income within specified future periods. We establish a valuation allowance against our deferred tax asset based upon our assessment if it is more than likely than not that some or the entire deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate valuation allowance against our deferred tax asset, we must make judgments about our ability to recognize the benefit of the asset over time, including our ability to utilize the net operating loss carry forwards. To the extent that no valuation allowance has been established and in the event that we are unable to realize a deferred tax asset, net income would be adversely affected to the extent a valuation allowance has not been established.
Goodwill and Other Intangible Assets
SFAS 142 prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS 142 did not impact Converium’s financial condition or results of operations.
SFAS 142 requires that goodwill and other intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill and other intangible assets impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.
Upon application of SFAS 142, Converium ceased amortizing goodwill on January 1, 2002.
Investment Results
Investment results are an important part of our overall profitability. Our net investment income increased $78.3 million, or 33.4% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth; in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Item 4. Information on the Company — B. Business Overview — Investments — Funds Withheld Asset”. Our net investment income decreased $17.4 million, or 6.9%, for 2003 as compared to 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows. Our average annualized net investment income yield (pre-tax) was 3.8% for the year ended December 31, 2004 as compared to 3.3% and 4.2% for the same periods in 2003 and 2002, respectively.
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
We recorded $6.2 million, $27.4 million and $48.3million of impairment charges during 2004, 2003 and 2002, respectively. See “Item 4. Information on the Company — B. Business Overview — Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.
The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2004, 2003 and 2002.

	Net Investment Income and Net Realized and Unrealized Capital Gains (Losses)
	Year Ended December 31,
	2004			2003			2002
	(Restated)			(Restated)			(Restated)
	Net		Realized	Net	Pre-	Realized			Realized
	Investment	Pre-tax	gains	Investment	tax	gains	Net Investment	Pre-tax	gains
	Income	Yield	(losses)	Income	yield	(losses)	Income	yield	(losses)
	($ millions, except percentages)
Fixed maturity securities	$198.3	2.4%	$5.7	$120.4	1.7%	$34.5	$132.6	2.2%	$88.0
Equity securities	14.8	0.2	48.0	12.1	0.2	(16.1)	13.4	0.2	(101.2)
Funds Withheld Asset /Zurich Financing Agreement	75.1	0.9	—	85.6	1.2	—	81.9	1.4	—
Short-term and other	37.7	0.5	(7.2)	27.3	0.4	—	38.9	0.7	2.9
Less investment expenses	(13.2)	—		(11.0)	—		(15.0)	—

Total	312.7	3.8		234.4	3.3		251.8	4.2
Net realized capital gains (losses)	46.5			18.4			-10.3

Net investment income and net realized capital gains (losses)	359.2	4.4		252.8	3.5		241.5	4.1

Change in net unrealized gains (losses)	(25.1)			154.2			(109.0)
Total investment return	$334.1	4.1%		$407.0	5.7%		$132.5	2.2%

Our average net investment income yield was 3.8% for the year ended December 31, 2004, as compared to 3.3% and 4.2% for the same periods in 2003 and 2002, respectively.
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
Income Tax
We are subject to local income tax requirements in the jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. The income tax expense reflected in our financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income or loss. In addition, the income tax we pay is based on local tax returns in which our reported income or loss and expenses may differ from that reported in our financial statements.
As a result of changes in our geographic contribution of taxable income or loss as well as changes in the amount of our non-taxable income and expense and changes in our valuation allowance, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

As a result of the developments of 2004, we established a full valuation allowance against the net deferred income tax balances previously carried at CRNA and a valuation allowance against the net operating losses carried forward at Converium AG. For further information about our income tax expenses, see Note 14 to our 2004 consolidated financial statements. See Note 3 to our 2004 consolidated financial statements for information regarding the correction of our accounting for income taxes as a result of the Restatement of our financial statements.
Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA, of approximately $800.0 million, is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s rights offering in 2004 and in combination with prior changes in ownership, the Company may have potentially triggered this limitation. Management is currently reviewing the impact of the rights offering during 2004 along with the other changes in ownership to determine whether a limitation has actually been triggered. The finalization of this assessment could result in adjustments to the net operating loss carryforwards as well as other current and deferred tax assets and liabilities; however, there will be no income statement impact as we have established a full valuation allowance against the net deferred tax balances previously recorded at CRNA.
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
Results of Operations
The information in the following section reflects the effects of the Restatement of our financial statements as of and for the years ended December 31, 2004 through 1998, highlighting below the effects for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004 and 2003. For further details regarding the Restatement see the information provided at the beginning of this section as well as Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” of this report.
The table below presents summary income statement data for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
		($ millions)
Revenues:

Gross premiums written	$3,978.7	$4,300.4	$3,372.4
Net premiums written	$3,726.1	$3,922.7	$3,235.2
Net premiums earned	$3,882.2	$3,767.8	$3,077.5
Net investment income	312.7	234.4	251.8
Net realized capital gains (losses)	46.5	18.4	(10.3)
Other (loss) income	(8.2)	17.5	31.6
Total revenues	4,233.2	4,038.1	3,350.6
Benefits, losses and expenses:
Losses, loss expenses and life benefits	(3,342.5)	(2,760.1)	(2,491.1)
Acquisition costs	(912.4)	(832.0)	(646.8)
Other operating and administration expenses	(219.8)	(202.5)	(178.4)
Interest expense	(33.1)	(31.0)	(16.4)
Impairment of goodwill	(94.0)	—	—
Amortization of intangible assets	(9.9)	(1.8)	—
Restructuring costs	(2.7)	—	—
Total benefits, losses and expenses	(4,614.4)	(3,827.4)	(3,332.7)
(Loss) income before taxes	(381.2)	210.7	17.9
Income tax (expense) benefit	(201.3)	(32.8)	17.9
Net (loss) income	$(582.5)	$177.9	$35.8
During 2004, there were several items that resulted in measurable effects on our financial results. These items include (i) the strengthening of prior years’ reserves, (ii) adjustments of premium accruals and associated loss and acquisition costs, (iii) adjustment of retrocessional recoveries to reflect gross loss developments, and (iv) commutations, which collectively resulted in a net impact on the technical result of $561.5 million. In addition, we established a full valuation allowance against the net deferred income tax balances previously carried at CRNA of $347.6 million and a valuation allowance against the net deferred tax assets at Converium AG of $126.1 million, and recorded an impairment of goodwill of $94.0 million.
The table below shows the reconciliation between pre-tax results and pre-tax operating results. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
		($ millions)
Pre-Tax Operating (Loss) Income
(Loss) income before taxes	$(381.2)	$210.7	$17.9
Net realized capital gains (losses)	46.5	18.4	(10.3)
Impairment of goodwill	(94.0)	—	—
Amortization of intangible assets	(9.9)	(1.8)	—
Restructuring costs	(2.7)	—	—
Pre-tax operating (loss) income	$(321.1)	$194.1	$28.2
Net (loss) income	$(582.5)	$177.9	$35.8
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Converium Consolidated Net (Loss) Income
For the year ended December 31, 2004 we reported a net loss of $582.5 million versus net income of $177.9 million for the same period in 2003. The decline is primarily due to the impact of those items as described above, in addition to losses related to the natural catastrophes that occurred in 2004.
We reported a pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, impairment of goodwill, amortization of intangible assets and restructuring costs) of $321.1 million for the year ended December 31, 2004, a decrease of $515.2 million as compared to the same period in 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment and restructuring costs.
For the year ended December 31, 2004, gross premiums written decreased 7.5%, net premiums written decreased 5.0% and net premiums earned increased 3.0%. The reduction in gross and net premiums written primarily resulted from clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates, as described below. Despite the decrease in premiums, there still remained some growth across lines of business within the Specialty Lines segment as well as in the Life & Health Reinsurance segment resulting from overall market conditions and new client relationships.
Adjustments of ultimate premium estimates: During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of $221.1 million; after reflecting the impact on accrued acquisition costs of $16.5 million and losses of $186.4 million, the impact of these adjustments on the technical result was $18.2 million.
Our non-life combined ratio was 116.0% for the year ended December 31, 2004 as compared to 97.5% for the same period in 2003. Reserve actions and natural catastrophes in 2004 increased the combined ratio by 16.4 points and 4.5 points, respectively for the year ended December 31, 2004.
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
Our effective tax rate was (52.8%) for the year ended December 31, 2004 as compared to 15.6% for the same period in 2003. The 2004 consolidated income tax expense reflects an additional expense of $473.7 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA ($347.6 million) and a valuation allowance against the net deferred tax assets at Converium AG ($126.1 million).

Converium Consolidated Premiums
Net premiums written decreased for the year ended December 31, 2004 over the same period in 2003 largely due to premium reductions resulting from clients exercising their rights of special termination under various reinsurance contracts, as described below, adjustments of ultimate premium estimates, and a reduction of reinsurance recoverables of $12.0 million . For the year ended December 31, 2004, Standard Property & Casualty Reinsurance decreased by $123.7 million or 7.4% and Specialty Lines decreased by $123.9 million or 6.7%. Despite this, net premiums written in the Life & Health Reinsurance segment grew by $51.0 million or 13.4%. We retained 93.7% and 91.2% of our gross premiums written for the year ended December 31, 2004 and 2003, respectively.
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
As of December 31, 2004, Converium’s reserves for unearned premiums, gross were $1,247.7 million, which relates to business primarily written in 2003 and 2004, and is expected to materially earn out in 2005. The earn out of these reserves for unearned premiums and the reduced non-life premium income of the January 1, 2005 renewal period, are expected to result in a reduction of reserves for unearned premiums in future periods.
For the year ended December 31, 2004, based on stable exchange rates, gross premiums written decreased by 7.5%, net premiums written decreased by 5.0%, and net premiums earned increased by 3.0%.
Converium Consolidated Net Investment Income and Net Realized Capital Gains (Losses)
Investment results are an important part of our overall profitability. Our net investment income increased $78.3 million, or 33.4% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance.
Our average net investment income yield was 3.8% for the year ended December 31, 2004, as compared to 3.3% and 4.2% for the same periods in 2003 and 2002, respectfully.
Our average annualized total investment income yield (pre-tax) was 4.4% for the year ended December 31, 2004 as compared to 3.5% and 4.1% for the same periods in 2003 and 2002, respectfully. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yields were positively impacted by the increase in realized gains in 2004 resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. We paid fees in the amount of $11.6 million and $8.0 million to our asset managers and custodians in 2004 and 2003, respectively, including other investment-related costs.
Our average annualized total investment return (pre-tax) was 4.1% for the year ended December 31, 2004 as compared to 5.7%, and 2.2% for the same periods in 2003 and 2002, respectfully. The total investment return includes the effect of pre-tax net unrealized gains and losses. The return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets in 2004. In 2003, we had an increase in net unrealized capital gains of $94.5 million as a result of the strong recovery of the stock markets. The average total investment return in 2002 included the effect of foreign currency on the change in net unrealized capital gains and losses of $(50.3) million, lowering the return by 0.8%. As of 2003 and forward, the currency effect on the change in net unrealized capital gains and losses was directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return.
We recorded $6.2 million and $27.4 million of impairment charges during 2004 and, 2003, respectively.
Converium Consolidated Other (Loss) Income
Other loss for the year ended December 31, 2004 was $8.2 million as compared to other income of $17.5 million in 2003. Other loss for 2004 includes an amount of $20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company, offset by a reduction of $9.6 million in the bad debt provision related to the U.S. Life Insurance Company settlement (see Notes 22 and 27 to our 2004 consolidated financial statements). Other (loss) income components also include interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.
Converium Consolidated Losses, Loss Expenses and Life Benefits

Our losses, loss expenses and life benefits incurred and non-life loss ratio increased for the year ended December 31, 2004 as compared to the same period in 2003, mainly due to the development of prior years’ loss reserves, as described below. In addition, the impact of the hurricanes, typhoons and the tsunami in 2004 added $154.5 million of incurred losses, or 4.5 points to the 2004 loss ratio.
Development of prior years’ reserves: Converium reported that it has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. It stated that, since 2000, Converium has recorded $868.2 million of additional net provisions on prior year’s non-life business (2000: $65.4 million: 2001: $123.6 million; 2002: $148.5 million, 2003: $(31.3) million; and 2004: $562.0 million).
Although the Restatement did not result in changes to the reserve amounts determined as a result of Converium’s process for establishing loss and loss expense reserves, it did result in corrections to the accounting for certain assumed and ceded transactions and the reserve amounts related thereto. The resulting changes relate to transactions which, at inception, did not meet the requirements for reinsurance accounting. See Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. The required changes reflected in the Restatement, substantially related to ceded reinsurance transactions, have increased/(decreased) the previously reported additional net provisions on prior non-life business as follows: (2000: $99.6 million; 2001: $44.2 million: 2002: $52.6 million; 2003: ($32.2) million; and 2004: $3.7 million). The net strengthening of prior years’ loss reserves during 2004 reported in the preceding paragraph with respect to the segments were also effected by the Restatement.
Therefore, after consideration of the restated transactions and as reflected in this Form 20-F/A, since 2000, Converium has recorded a total of $1,036.1 million of additional net provisions on prior years’ non-life business (2000: $165.0 million; 2001: $167.8 million, 2002: $201.1 million; 2003: $(63.5) million; and 2004: $565.7 million).
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by $565.7 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. While we believe that we have fully addressed this issue through our reserving actions, volatility is expected to persist for some time.
In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of $95.8 million primarily related to adverse developments of General Third Party Liability ($109.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (non-life) ($8.1 million), which was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($31.2 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of $469.9 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($430.7 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.4 million), and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million), and Credit & Surety ($3.8 million).
In 2003, the positive development of $63.5 million consisted of positive development on Property lines ($113.5 million) and Aviation & Space ($110.7 million), offset by adverse development on Workers’ Compensation and Professional Liability and other Special Liability lines ($120.3 million) and the Motor and General Third Party Liability lines ($40.4 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
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
Guaranteed Minimum Death Benefit (GMDB) business: For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003 and 2002, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by $55.5 and $15.6 million, respectively. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to $635.5 million at December 31, 2004 from $809.7 million at December 31, 2003. For further information regarding this accounting adjustments, see Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results.”
Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the Specialty Lines segment. Related to this business, we had net premiums written of $404.5 million and $341.6 million and a net non-life technical result (defined as net premiums earned minus losses and loss expenses and acquisition costs) of $71.4 million and $134.2 million in 2004 and 2003, respectively.
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
September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of $692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss expenses were $289.2 million, coming primarily from our aviation and Property lines of business. The remainder of the losses were from our Workers’ Compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at $289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.
In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss expenses by $8.7 million, but as our losses are capped at $289.2 million by Zurich Financial Services, as described above, this ruling did not have an effect on our net loss position. In 2004 and 2003 there was no additional development in net reserves for the September 11th terrorist attacks.
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
Converium Consolidated Acquisition Costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. Our acquisition costs increased for the year ended December 31, 2004 as compared to the same period in 2003. The underwriting expense ratio was relatively stable in 2004 as compared to 2003.
Converium Consolidated Operating and Administration Expenses
Operating and administration expenses increased for the year ended December 31, 2004 over the same period in 2003 due to increased expenditures to support the growth in operations, additional costs of $15.7 million related to the retention plans that were rolled out in late 2004 (see Note 16 to our 2004 consolidated financial statements), and the continued weakening of the US dollar. In addition approximately $7.0 million of advisory fees were recorded in conjunction with various corporate strategic initiatives during 2004. The non-life administration expense ratio remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003.
We fully charge the cost of options to operating expense under the fair value approach of SFAS No.123, “Accounting for Stock Based Compensation” (“SFAS 123”), and recorded compensation expense of $10.7 million and $6.1 in 2004 and 2003, respectively.
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
SFAS 142, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. An impairment charge of $94.0 million was recorded due to the reserving actions taken during 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and the subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA. The goodwill impairment charge represents all the goodwill relating to CRNA.
SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. On October 1, 2004, the useful life of our intangible asset relating to GAUM was reduced to less than one year resulting in an amortization charge of $9.9 million. See Note 9 to our 2004 consolidated financial statements for additional information regarding the reassessment of the useful life related to GAUM.
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
Converium Consolidated Income Tax Expense
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of $473.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at CRNA and a valuation allowance against the net deferred tax assets at Converium AG. The 2003 consolidated income tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland.
As required under SFAS 109, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s and Converium AG’s net deferred tax assets to reflect the continued net loss position of the companies. The companies may offset future taxable income against the existing net operating losses carried forward, subject to certain limitations, resulting in no income tax expense on such income until such time as the net operating losses are utilized or expire. Converium AG presents deferred taxes for timing differences only. Future positive income will offset against net operating losses carried forward and will not cause any income taxes except changes in timing differences.
As of December 31, 2004, Converium’s valuation allowance on deferred tax assets was $534.1 million, comprising net operating losses carried forward ($414.0 million), loss reserve discount ($106.9 million) and other temporary differences, net ($13.2 million). As of December 31, 2003, the valuation allowance was $38.0 million, all of which related to net operating losses carried forward.
As of December 31, 2004, Converium has total net operating losses carried forward of $2,109.7 million available to offset future taxable income of certain branches and subsidiaries. Substantially all of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2008 through 2011, respectively.
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
Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA, of approximately $800.0 million, is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s rights offering in 2004 and in combination with prior changes in ownership, the Company may have potentially triggered this limitation. Management is currently reviewing the impact of the rights offering during 2004 along with the other changes in ownership to determine whether a limitation has actually been triggered. The finalization of this assessment could result in adjustments to the net operating loss carryforwards as well as other current and deferred tax assets and liabilities; however, there will be no income statement impact as we have established a full valuation allowance against the net deferred tax balances previously recorded at CRNA.
Converium Consolidated Combined Ratios
Our combined ratio was 117.0% in 2004 and 97.5% in 2003. The decrease in the combined ratio resulted from the significant adverse development recorded in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Converium Consolidated Net Income
Converium reported net income of $177.9 million for the year ended December 31, 2003, an improvement of $142.1 million as compared to net income of $35.8 million for 2002. The increase was due to continued improvements in the non-life underwriting results, as well as pre-tax net realized capital gains in 2003 versus pre-tax net realized capital losses in 2002. Developments on our GMDB book were offset by an overall improved non-life combined ratio.
Converium reported pre-tax operating income (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of $194.1 million for the year ended December 31, 2003, an improvement of $165.9 million as compared to pre-tax operating income of $28.2 million for 2002. The improvement in pre-tax operating income was due to significant premium growth and an overall improved non-life combined ratio.
For the year ended December 31, 2003, gross premiums written increase 27.5%, net premiums written increased 21.2% and net premiums earned increased 22.4%. The growth was spread across most lines of business and resulted from increased rates and increasing the share of clients’ business upon renewing existing business or writing new business.
In 2003, we recorded $63.5 million of net positive development on prior years’ loss reserves. In 2002, our results were impacted by losses from the European floods of $51.1 million (net of reinstatement premiums of $3.1 million) and the recognition of a $201.1 million provision for net adverse development on prior years’ reserves. Our non-life combined ratio was 97.5% for the year ended December 31, 2003 as compared to 106.3% in the same period of 2002.
Converium recorded pre-tax net realized capital gains of $18.4 million for the year ended December 31, 2003 as compared to pre-tax net realized capital losses of $10.3 million for the same period of 2002. The pre-tax net realized capital gains in 2003 included $27.4 million of impairment charges on our equity portfolio as compared to $48.3 million of impairment charges in 2002.
Converium’s effective tax rate was 15.6% for the year ended December 31, 2003, compared to a benefit of 100.0% in 2002. The 2002 consolidated tax benefit reflects a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carry forward.
Converium Consolidated Premiums
Gross premiums written for the year ended December 31, 2003 increased $928.0 million, or 27.5% compared to the same period of 2002. Net premiums written for 2003 increased $687.5 million, or 21.2% compared to 2002. For the year ended December 31, 2003, we retained 91.2% of our gross premiums written, compared to 95.9% in 2002. Our net retention ratio decreased principally due to the purchase of increased retrocessions to reduce peak exposures associated with our increased participation in the Global Aerospace Underwriting Managers Limited (GAUM) pool.
The increases in non-life net premiums written predominately reflected the continued improved market conditions, new client relationships in certain key markets and the expansion of shares of business with existing clients. During 2003, we took advantage of growth opportunities in the Standard Property & Casualty Reinsurance segment, where net premiums written grew by $346.0 million, or 25.9% for the year. This was due to increased penetration in all lines of business, but predominantly within Property and Motor. For the year ended December 31, 2003, the Specialty Lines segment grew by $275.9 million or 17.4% compared with 2002, driven by strong growth in Agribusiness, Workers’ Compensation, Credit & Surety, and Professional Liability and other Special Liability lines. The Life & Health Reinsurance segment grew by $65.6 million or 20.8%, driven by growth in Accident and Health business in North America and in Continental Europe.
Net premiums earned for the year ended December 31, 2003 increased $690.3 million, or 22.4% compared to 2002. Net premiums earned increased at a higher rate than net premiums written due to the seasonality of certain business within our portfolio.
Converium Consolidated Net Investment Income and Net Realized Capital Gains (Losses)
Investment results are an important part of our overall profitability. Our net investment income was $234.4 million for the year ended December 31, 2003, representing a decrease of $17.4 million, or 6.9% as compared to the same period of 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows.
Our average annualized total investment income yield was 3.5% for the year ended December 31, 2003, as compared to 4.1% for the same period in 2002. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents). The decrease in yield in 2003 was due to sustained lower interest rates worldwide. In addition, we positioned our fixed income portfolios to a shorter duration in anticipation of a potential interest rate increase. We paid fees in the amount of $8.0 million and

$6.1 million to our asset managers and custodians in 2003 and 2002, respectively, including other investment related costs.
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
Converium Consolidated Other Income (Loss)
Other income for the year ended December 31, 2003 was $17.5 million as compared to other income of $31.6 million for the year ended December 31, 2002. Other income (loss) includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.
Converium Consolidated Losses, Loss Expenses and Life Benefits
Our losses, loss expenses and life benefits incurred increased $269.0 million, or 10.8%, in 2003 versus an increase of $30.5 million, or 1.2%, in 2002. The non-life loss ratio was 71.1% in 2003 as compared to 80.6% in 2002. Our reported losses, loss expenses and life benefits were impacted by the following loss events:
Net reserve development: In 2003, there was $63.5 million net positive development on prior years’ loss reserves, consisting of positive development of $73.1 million in the Standard Property & Casualty Reinsurance segment, offset by $9.6 million of adverse development in the Specialty Lines segment. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business was broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.
In 2002, Converium strengthened reserves for prior years by $201.1 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional $201.1 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of $114.8 million for the liability, Motor and Property lines. In the Specialty Lines segment, there were additional provisions of $86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.
Guaranteed Minimum Death Benefit (GMDB) Business: In addition to the non-life reserve development described above, the Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $55.5 million and $15.6 million in 2003 and 2002, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively.

In late 2003, the Company entered into a Guaranteed Minimum Death Benefit (“GMDB”) Stop Loss Reinsurance Agreement (“the GMDB Contract”) with a third party which provided coverage of $75,000,000 in excess of reserves for losses arising out of GMDB reinsurance contracts bound or issued by the Company prior to January 1, 2003. The GMDB Contract was accounted for as if it had transferred sufficient risk to qualify for reinsurance accounting treatment. However, as a result of a related ceded property catastrophe contract with the same party, and a “master profit sharing agreement” with the same party linking both of the foregoing contracts, and certain other related transactions, the Company has now determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there are transactions that involved other parties and payments to the third parties. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment of the GMDB Contract and the property catastrophe agreement from reinsurance to deposit accounting. Reinsurance accounting has been retained for that portion of the risk that was transferred to a separate third party.

The Company entered into a Combined Excess of Loss Reinsurance Agreement (the “CEL Agreement”) with another third party, effective October 1, 2001 for a three-month period and subsequently renewed the CEL Agreement for calendar years 2002, 2003 and 2004, respectively. In 2003, coverage for GMDB liability was added to the CEL Agreement. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a likelihood that a side agreement was consummated. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these transactions from reinsurance to deposit accounting. For the year ended December 31, 2003, this resulted in a charge to income (loss) before taxes of approximately $35.0 million.

We believe that the current carried reserves for our GMDB exposure are adequate, but we continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business. For further information regarding this accounting adjustments, see Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results.”
Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the Specialty Lines’ segment. Related to this business, we had net premiums written of $341.6 million and $365.3 million and a net non-life technical result (defined as net premiums earned minus losses and loss expenses and acquisition costs) of $134.2 million and $56.7 million in 2003 and 2002, respectively. There were no large losses, defined as those in excess of $10.0 million or more of net incurred losses to us, in either 2003 or 2002.
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
During 2003 and 2002, there was no additional development in net reserves for the September 11 th terrorist attacks (as losses are capped at $289.2 million by Zurich Financial Services Group (“ZFS”). In 2003 and 2002, the ultimate losses related to Enron declined $17.2 million and $5.2 million, respectively.
Converium Consolidated Acquisition Costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. Our acquisition costs increased $185.2 million, or 28.6%, in 2003 versus an increase of $129.9 million, or 25.1%, in 2002. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio for the years ended December 31, 2003 and 2002 was 22.2% and 21.1%, respectively.
Converium Consolidated Operating and Administration Expenses
Operating and administration expenses increased 13.5% in 2003 and 21.9% in 2002. These increases primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the strengthening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio decreased slightly to 4.2% in 2003 as compared to 4.6% in 2002. This was due to continued strong premium growth relative to the growth in expenses.
We fully charge the cost of options to operating expense under the fair value approach of SFAS 123 and recorded compensation expense of $6.1 million and $5.8 million for 2003 and 2002, respectively, in connection with our stock option plans.
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
Converium Consolidated Income Tax (Expense) Benefit
Our income tax (expense) benefit was $(32.8) million and $17.9 million for the years ended December 31, 2003 and 2002, respectively. Our effective tax rate for 2003 was 15.6%, compared to a benefit of 100.0% in 2002. The 2002 consolidated tax benefit reflected a one-time benefit of $21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carried forward.
Converium Consolidated Combined Ratios
Our combined ratio was 97.5% in 2003 and 106.3% in 2002. The improvement in the combined ratio was largely the result of overall solid results in the Property line of business, as 2003 was absent of any major catastrophe activity.
Results of Operations by Operating Segment

The information in the following section reflects the effects of the Restatement of our financial statements as of and for the years ended December 31, 2004 through 1998, highlighting below the effects for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004 and 2003, specifically relating to our business segments. For further details regarding the Restatement see the information provided at the beginning of this section as well as Note 3 to our 2004 consolidated financial statements included in “Item 8— Financial Information — A. Consolidated Statements and Other Financial Information,” of this report.
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
During 2004, there were several items that resulted in measurable effects on Converium’s financial results. These items include (i) the strengthening of prior years’ reserves, (ii) adjustments of premium accruals and associated loss and acquisition costs, (iii) adjustment of retrocessional recoveries to reflect gross loss developments, and (iv) commutations, which collectively resulted in a net impact on the technical result of $561.5 million. In addition, we established a full valuation allowance against the net deferred income tax balances previously carried at CRNA of $347.6 million and a valuation allowance against the net deferred tax assets at Converium AG of $126.1 million, and recorded an impairment of goodwill of $94.0 million. The following table compares Converium’s segment results for the years ended December 31, 2004, 2003, and 2002 and reconciles segment results to (loss) income before taxes:

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
		($ millions)
Segment (loss) income:
Standard Property & Casualty Reinsurance	$40.1	$187.8	$70.1
Specialty Lines	(252.1)	123.7	(26.8)
Life & Health Reinsurance	16.9	(51.2)	(10.3)
Corporate Center	(38.2)	(34.3)	(30.3)
Total segment (loss) income	(233.3)	226.0	2.7
Other (loss) income	(8.2)	17.5	31.6
Interest expense	(33.1)	(31.0)	(16.4)
Impairment of goodwill	(94.0)	—	—
Amortization of intangible assets	(9.9)	(1.8)	—
Restructuring costs	(2.7)	—	—
(Loss) income before taxes	(381.2)	210.7	17.9
Income tax (expense) benefit	(201.3)	(32.8)	17.9
Net (loss) income	$(582.5)	$177.9	$35.8
Non-Life
The table below presents information regarding results of operations of our non-life business for the years ended December 31, 2004, 2003 and 2002. This information is further discussed on a segment basis below.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
	($ millions, except ratios)
Revenues:

Gross premiums written	$3,532.7	$3,893.9	$3,029.2
Net premiums written	$3,294.8	$3,542.5	$2,920.5
Net premiums earned	$3,447.2	$3,383.7	$2,766.7
Net investment income and net realized capital gains (losses)	329.2	235.3	223.4
Total revenues	3,776.4	3,619.0	2,990.1
Losses and expenses:
Losses and loss expenses	(3,013.7)	(2,405.7)	(2,231.1)
Acquisition costs	(813.0)	(752.0)	(582.8)
Other operating and administration expenses	(161.7)	(149.8)	(132.9)
Total losses and expenses	(3,988.4)	(3,307.5)	(2,946.8)
Segment (loss) income	$(212.0)	$311.5	$43.3
Ratios:

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
	($ millions, except ratios)
Loss ratio	87.4%	71.1%	80.6%
Underwriting expense ratio	23.6%	22.2%	21.1%
Administration expense ratio	4.9%	4.2%	4.6%
Combined ratio	115.9%	97.5%	106.3%
Standard Property & Casualty Reinsurance
The table below presents information regarding the results of operations of our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
	($ millions, except ratios)
Revenues:

Gross premiums written	$1,699.5	$1,820.4	$1,395.8
Net premiums written	$1,557.9	$1,681.6	$1,335.6
Net premiums earned	$1,652.8	$1,665.9	$1,282.3
Net investment income and net realized capital gains (losses)	144.0	102.1	98.1
Total revenues	1,796.8	1,768.0	1,380.4
Losses and expenses:
Losses and loss expenses	(1,268.7)	(1,129.5)	(968.9)
Acquisition costs	(411.8)	(377.5)	(280.3)
Other operating and administration expenses	(76.2)	(73.2)	(61.1)
Total losses and expenses	(1,756.7)	(1,580.0)	(1,310.3)
Segment income	$40.1	$187.8	$70.1
Ratios:
Loss ratio	76.8%	67.8%	75.6%
Underwriting expense ratio	24.9%	22.7%	21.9%
Administration expense ratio	4.9%	4.4%	4.6%
Combined ratio	106.6%	94.9%	102.1%
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Standard Property & Casualty Reinsurance Segment Income
Standard Property & Casualty Reinsurance reported segment income of $40.1 million in 2004 as compared to segment income of $187.8 million in 2003. The segment income in 2004 was primarily attributable to the following:
•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of $57.6 million in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Standard Property & Casualty Reinsurance segment’s net premium written was further affected by adjustments of ultimate premium estimates in the amount of $120.1 million resulting from a change in estimate due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004, as well as additional expenses of $18.8 million for catastrophe protection.

•	Hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean impacted results negatively by $154.5 million (incl.$3.7 million for the section Specialty).

•	The development of prior years’ reserves of $95.8 million primarily related to adverse developments of General Third Party Liability ($109.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (assumed from non-life insurers) ($8.1 million), and was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($31.2 million) which also included the impact of whole account retrocessions.

•	Slightly offsetting the results for 2004 was the increase in investment results due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risk during 2004.
Standard Property & Casualty Reinsurance Premiums
For the year ended December 31, 2004, gross premiums written decreased 6.6% to $1,699.5 million, net premiums written decreased 7.4% to $1,557.9 million and net premiums earned decreased 0.8 % to $1,652.8 million. Adjustments of ultimate premium estimates resulted in a decrease in net premiums written and earned in the amount of $120.1 million; after reflecting for accrued acquisition costs ($18.1 million) and losses ($101.1 million), the impact of these adjustments of ultimate premium estimates on the technical result was

$0.9 million. Partially offsetting the reduction in gross premiums written resulting from our clients exercising their rights of special termination, was the increase in business from Lloyd’s of $71.9 million for the year ended December 31, 2004.
For the year ended December 31, 2004, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Property, which decreased by 24.4% or $193.3 million to $600.2 million, due to cedents in North America exercising special termination clauses as well as a restructuring of a specific treaty; and

•	Personal accident (non-life), which decreased by 2.3% or $0.8 million to $34.5 million.
These decreases were partially offset by:
•	Motor, which increased by 1.0% or $4.7 million to $493.5 million, due to growth in Western Europe despite cedents in North America exercising special termination clauses, as well as a decrease in net premiums written in North America due to the ratings agencies’ actions; and

•	General Third Party Liability, which increased by 18.0% or $65.7 million to $429.7 million.
Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of $144.0 million for the year ended December 31, 2004, an increase of $41.9 million, or 41.0%, compared to net investment income and net realized capital gains of $102.1 million for the same period in 2003. The investment results were positively impacted due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risk during 2004.
Standard Property & Casualty Reinsurance Losses and Loss Expenses
Standard Property & Casualty Reinsurance had losses and loss expenses incurred of $1,268.7 million in 2004, an increase of $139.2 million, or 12.3%, over 2003. The non-life loss and loss expense ratio was 76.8% in 2004 as compared to 67.8% in 2003.
The development of prior years’ reserves of $95.8 million primarily related to adverse developments of General Third Party Liability ($109.3 million), motor liability outside the United States ($91.7 million) and Personal Accident (assumed from non-life insurers) ($8.1 million), and was partially offset by positive developments related to Property ($82.1 million) and miscellaneous liability ($31.2 million) which also included the impact of whole account retrocessions.
In the latter half of 2004, the Standard Property & Casualty Reinsurance segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of $125.9 million.
Standard Property & Casualty Reinsurance Acquisition costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. Standard Property & Casualty Reinsurance acquisition costs increased $34.3 million or 9.1% to $411.8 million. The non-life underwriting expense ratios 24.9% in 2004 compared to 22.7% in 2003.
Standard Property & Casualty Reinsurance Operating and Administration Expenses
Operating and administration expenses increased $3.0 million or 4.1% to $76.2 million in 2004. The increase primarily arose from costs related to the retention plans that were rolled out in late 2004 and the continued weakening of the US dollar. The non-life administration ratio was 4.9% in 2004 compared to 4.4% in 2003.
Standard Property & Casualty Reinsurance Combined Ratios
Standard Property & Casualty Reinsurance’s combined ratio was 106.7% in 2004 and 94.9% in 2003. The increase in the combined ratio was primarily driven by the adverse development of prior years’ loss reserves as well as losses due to the hurricanes in the US and Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, which added 14.9 points to the loss ratio.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Standard Property & Casualty Reinsurance Segment Income
Standard Property & Casualty Reinsurance reported a segment income of $187.8 million in 2003 compared to a segment income of $70.1 million in 2002. The increase in segment income was primarily attributable to:

•	The non-life loss ratio improved by 7.8 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement resulted from overall solid results in the Property line of business, as 2003 was absent any major catastrophe activity.

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.
Standard Property & Casualty Reinsurance Premiums
For the year ended December 31, 2003, gross premiums written increased 30.4% to $1,820.4 million, net premiums written increased 25.9% to $1,681.6 million and net premiums earned increased 29.9% to $1,665.9 million. The increase in gross premiums written resulted from the addition of business from Lloyd’s, which resulted in an increase of $137.9 million for the year ended December 31, 2003.
For the year ended December 31, 2003, net premium written growth in Standard Property & Casualty Reinsurance by line of business included:
•	Property, increased by 22.8% or $147.5 million to $793.5million;

•	Motor, increased by 38.3% or $135.3 million to $488.8 million; and

•	General Third Party Liability, increased by 20.8% or $62.7 million to $364.0 million.
Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of $102.1 million for the year ended December 31, 2003, which was higher by $4.0 million, or 4.1%, compared to net investment income and net realized capital losses of $98.1 million for the same period of 2002. The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.
Standard Property & Casualty Reinsurance Losses and Loss Expenses
Standard Property & Casualty Reinsurance had losses and loss expenses incurred of $1,129.5 million in 2003, an increase of $160.6 million, or 16.6% over 2002. The non-life loss and loss expense ratio was 67.8% in 2003 as compared to 75.6% in 2002. This improvement resulted from overall solid results in the Property line of business, as 2003 was absent any major catastrophe activity.
In 2003, segment income was increased by $73.1 million from positive developments of prior years’ reserves. Net positive development of prior years’ loss reserves on Property lines of $113.5 million (primarily from the 2002 year) was partially offset by net adverse development of the Motor and General Third Party Liability lines of $40.4 million (primarily from 2001 and prior years). The Standard Property & Casualty Reinsurance segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.
In 2002, Standard Property & Casualty Reinsurance experienced $51.1 million (net of reinstatement premiums of $3.1 million) in losses from the European floods and $62.2 million in net adverse loss development on prior years’ business, primarily from the Motor, General Third Party Liability and Property lines of business.
Standard Property & Casualty Reinsurance Acquisition costs
Acquisition costs increased $97.2 million or 34.7% in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 22.7% in 2003 as compared to 21.9% in 2002.
Standard Property & Casualty Reinsurance Operating and Administration Expenses
Operating and administration expenses increased 19.8% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the strengthening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.4% in 2003, compared to 4.6% in 2002. This was due to continued strong premium growth relative to the growth in expenses.
Standard Property & Casualty Reinsurance Combined Ratios
Standard Property & Casualty Reinsurance’s combined ratio was 94.9% in 2003 and 102.1% in 2002. The improvement in the combined ratio was largely the result of overall solid results in the Property line of business, as 2003 was absent of any major catastrophe activity.
Specialty Lines
The table below presents information regarding results of operations of our Specialty Lines segment for the years ended December 31, 2004, 2003 and 2002.

2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
	($ millions, except ratios)
Revenues:

Gross premiums written	$1,833.2	$2,073.5	$1,633.4
Net premiums written	$1,736.9	$1,860.8	$1,584.9
Net premiums earned	$1,794.4	$1,717.8	$1,484.4
Net investment income and net realized capital gains (losses)	185.2	133.2	125.3
Total revenues	1,979.6	1,851.0	1,609.7
Losses and expenses:

Losses and loss expenses	(1,745.0)	(1,276.2)	(1,262.2)
Acquisition costs	(401.2)	(374.5)	(302.5)
Other operating and administration expenses	(85.5)	(76.6)	(71.8)
Total losses and expenses	(2,231.7)	(1,727.3)	(1,636.5)
Segment (loss) income	$(252.1)	$123.7	$(26.8)
Ratios:
Loss ratio	97.2%	74.3%	85.0%
Underwriting expense ratio	22.4%	21.8%	20.4%
Administration expense ratio	4.9%	4.1%	4.5%
Combined ratio	124.5%	100.2%	109.9%
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Specialty Lines Segment (Loss) Income
Specialty Lines reported a segment loss of $252.1 million in 2004 compared to segment income of $123.7 million in 2003. The segment loss in 2004 was primarily attributable to the following:
•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of $50.5 million in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premium written was further affected by adjustments of ultimate premium estimates, net of expenses, in the amount of $101.0 million resulting from a change in estimate due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004.

•	The development of prior years’ reserves of $469.9 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($430.7 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.4 million) and Engineering ($12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million) and Credit & Surety ($3.8 million).

•	Slightly offsetting the results for 2004 was the increase in investment results due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.
Specialty Lines Premiums
For the year ended December 31, 2004, gross premiums written decreased 11.6% to $1,833.2 million, net premiums written decreased 6.7% to $1,736.9 million and net premiums earned increased 4.5% to $1,794.4 million. Adjustments of ultimate premium estimates resulted in a decrease in net premiums written and earned in the amount of $101.0 million; after reflecting for accrued acquisition costs ($(1.7) million) and losses ($105.3 million), the impact of these adjustments of ultimate premium estimates on the technical result was $2.6 million. Included in the adjustments were premium estimate adjustments of the business relationship with a Lloyd’s syndicate, a major client of ours, which resulted in a decrease in net premiums written and earned in the amount of $35.1 million. After reflecting for accrued acquisition costs ($-0.3 million) and losses ($24.4 million), the impact of this specific premium accrual adjustment on the technical result was $(-11.1) million.
For the year ended December 31, 2004, the reduction in net premiums written in the Specialty Line segment by line of business included:
•	Workers’ Compensation, which decreased by 27.1% or $84.4 million to $226.5 million, due to the result of lower premium accruals in

2004 related to the 2003 underwriting year based on revised estimated premiums received from a large cedent who reports on a lag, as well as a decrease in run-off premiums from older underwriting years. In addition, there was a reduction of participation on premiums written through the involuntary market with one of our ceding companies;

•	Credit & Surety, which decreased by 29.2% or $69.8 million to $169.6 million, due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written due to the ratings agencies’ actions; and

•	Professional Liability and other Special Liability, which decreased by 5.1% or $32.7 million to $611.0 million, due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written due to the ratings agencies’ actions.
These decreases were offset by an increase in net premiums written in the Agribusiness line of business, which increased by 41.0% or $36.9 million to $126.9 million. This was mainly the result of new business written, as well as return premium received on a specific contract due to favorable technical results. In addition the Aviation & Space line of business increased by 18.4% or $62.9 million to $404.5 million, which grew as a result of an increased retention in the business underwritten by GAUM.
Specialty Lines Net Investment Income and Net Realized Capital Gains (Losses)
Specialty Lines reported a net investment income and net realized capital gains of $185.2 million for the year ended December 31, 2004, an increase of $52.0 million, or 39.0%, compared to net investment income and net realized capital gains of $133.2 million. The investment results and returns for 2004 were positively impacted by the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.
Specialty Lines Losses and Loss Expenses
Specialty Lines losses and loss expenses increased $468.8 million, or 36.7%, in 2004. The non-life loss and loss expense ratio was 97.2% in 2004 compared to 74.3% in 2003, an increase of 22.9 percentage points.
The development of prior years’ reserves of $469.9 million primarily related to adverse developments of the Professional Liability and other Special Liability lines ($430.7 million), particularly excess & surplus lines and umbrella, Workers’ Compensation ($55.4 million) and Engineering ($12.9 million). These adverse developments in the Specialty lines were partially offset by positive developments related to Aviation & Space ($24.5 million), Agribusiness ($0.7 million) and Credit & Surety ($3.8 million).
In the latter half of 2004, the Specialty Lines segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of $401.3 million.
Specialty Lines Acquisition costs
Acquisition costs increased $26.7 million, or 7.1%, in 2004. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio remained stable at 22.4% in 2004 as compared to 21.8% in 2003.
Specialty Lines Operating and Administration Expenses
Operating and administration expenses increased $8.9 million, or 11.6%, in 2004. The increase primarily arose from costs related to the retention plans that were rolled out in late 2004 and the continued weakening of the US dollar. The non-life administration ratio was 4.9% in 2004 and 4.1% in 2003.
Specialty Lines Combined Ratios
Specialty Lines combined ratio was 124.5% in 2004 and 100.2% in 2003. The increase in the combined ratio was largely the result of prior years’ loss reserve development.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
Specialty Lines Segment Income
Specialty Lines reported segment income of $123.7 million in 2003 compared to a segment loss of $ 26.8 million in 2002. In addition to the positive results for 2003, the cash flow generated by the continuing growth in longer tail lines increased total invested assets. Therefore, a substantial part of this segment’s expected profitability will emerge as investment income in future periods. The increase in segment income was primarily attributable to:
•	The non-life loss ratio improved by 10.7 percentage points for the year ended December 31, 2003, versus the same period in 2002. This was primarily attributable to an improved loss ratio for the Aviation & Space line of business of 28.4 percentage points, which was due to the absence of any major losses in 2003.

•	The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.
These improvements were somewhat offset by an increase of 1.4 percentage points in the underwriting expense ratio in 2003, from 20.4% in 2002 to 21.8% in 2003.
Specialty Lines Premiums
For the year ended December 31, 2003, gross premiums written increased 26.9% to $2,073.5 million, net premiums written increased 17.4% to $1,860.8 million and net premiums earned increased 15.7% to $1,717.8 million. Part of the increase in gross premiums written resulted from the addition of business from Lloyd’s of $161.7 million for the year ended December 31, 2003.
Specialty Lines’ growth was spread across most lines and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.
For the year ended December 31, 2003, net premium written growth in Specialty Lines by line of business included:
•	Professional Liability and other Special Liability, which increased by 13.4% or $76.3 million to $643.7 million, as a result of the improving directors and officers market in the United States and new business written in North America and sourced through the London broker market;

•	Workers’ Compensation, which increased by 40.9% or $90.3 million to $310.9 million, as a result of the renewal of a large program in 2003;

•	Credit & Surety, which increased by 20.2% or $40.2 million to $239.4 million; and

•	Agribusiness, which increased by 309.1% or $68.0 million to $90.0 million, reflecting the hardening market that resulted from the exit of several insurers and reinsurers in mid-to-late 2002.
The above increases were offset by a decrease in net premiums written in the Aviation & Space line of business resulting from an increase in ceded premiums for external reinsurance protection, principally associated with Converium’s increased participation in the GAUM pool, and softening markets as a result of recent low loss activity.
Specialty Lines Net Investment Income and Net Realized Capital Gains (Losses)
Specialty Lines reported net investment income and net realized capital gains of $133.2 million for the year ended December 31, 2003, an increase of $7.9 million, or 6.3%, compared to net investment income and net realized capital losses of $125.3 million for the same period of 2002. The investment results and return for 2003 were positively impacted by the recovery of the global capital markets.
Specialty Lines Losses and Loss Expenses
Specialty Lines’ losses and loss expenses incurred increased $14.0 million, or 1.1% in 2003. The non-life loss and loss expense ratio was 74.3% in 2003 as compared to 85.0% in 2002, a decrease of 10.7 percentage points. This decrease was mostly due to lower reserve development in 2003.
In 2003, segment income was decreased by $9.6 million from net adverse developments of prior years’ loss reserves. Adverse development on Workers’ Compensation and Professional Liability and other Special Liability lines of $120.3 million (primarily from 2000 and prior years) was largely offset by net positive development of prior years’ loss reserves on Aviation & Space of $110.7 million (primarily from the 2002 year). As a multi-line reinsurer, there are always likely to be reserve adjustments at the line of business level. The Specialty Lines segment’s book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.
In 2002, Specialty Lines experienced $86.3 million in net adverse loss development on prior years’ business, primarily from the commercial umbrella and medical errors and omissions liability lines of business.
Specialty Lines Acquisition costs
Acquisition costs increased $72.0 million or 23.8% in 2003. This increase is mainly related to the increase in net premiums earned. The non-life underwriting expense ratio was 21.8% in 2003 as compared to 20.4% in 2002.
Specialty Lines Operating and Administration Expenses
Operating and administration expenses increased $4.8 million or 6.7% in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the hardening European currencies. Despite the increase in operating and administration expenses, the non-life administration expense ratio was 4.1% in 2003, compared to 4.5% in 2002. This was due to continued strong premium growth relative to the growth in expenses.
Specialty Lines Combined Ratios
Specialty Lines’ combined ratio was 100.2% in 2003 and 109.9% in 2002. The non-life loss ratio improved by 9.7 percentage points for the year ended December 31, 2003, versus the same period in 2002. This improvement was somewhat offset by an increase of 1.4 percentage points in the underwriting expense ratio in 2003.
Life & Health Reinsurance
The table below presents information regarding results of operations of our Life & Health Reinsurance segment for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
	($ millions, except ratios)
Revenues:

Gross premiums written	$446.0	$406.5	$343.2
Net premiums written	$431.3	$380.3	$314.7
Net premiums earned	$435.0	$384.1	$310.8
Net investment income and net realized capital gains (losses)	30.0	17.5	18.1
Total revenues	465.0	401.6	328.9
Losses and expenses:
Losses, loss expenses and life benefits	(328.8)	(354.4)	(260.0)
Acquisition costs	(99.4)	(80.0)	(64.0)
Other operating and administration expenses	(19.9)	(18.4)	(15.2)
Total benefits, losses and expenses	(448.1)	(452.8)	(339.2)
Segment income (loss)	$16.9	$(51.2)	$(10.3)
Ratios:
Underwriting expense ratio	22.9%	20.8%	20.6%

Administration expense ratio	4.6%	4.8%	4.8%
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Life & Health Reinsurance Segment Income (Loss)
The Life & Health Reinsurance reported a segment income of $16.9 million for the year ended December 31, 2004 as compared to a segment loss of $51.2 million for the same period in 2003. The technical result for the year ended December 31, 2004 was $14.1 million as compared to ($44.9) million for the same period in 2003. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus technical interest. The increase in 2004 was primarily attributable to the following:
•	Strong growth in premium volume driven by the expansion of existing reinsurance transactions in Continental Europe and increased shares of current business, which was slightly offset by a decline in premiums due to commutations in the Accident and Health line of business. • The termination of the Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts, resulting in a repayment of the non-amortized financing of $36.9 million. The provisions for this termination led to a realization of a profit of $3.4 million in 2004.

•	The termination of the Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts, resulting in a repayment of the non-amortized financing of $36.9 million. The provisions for this termination led to a realization of a profit of $3.4 million in 2004.

•	The development of our GMDB book during 2004 as compared to 2003. In 2003 net reserves were strengthened by $55.5 million, while no actions were required in 2004. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to $635.5 million at December 31, 2004 from $809.7 million at December 31, 2003.

In late 2003, the Company entered into a Guaranteed Minimum Death Benefit (“GMDB”) Stop Loss Reinsurance Agreement (“the GMDB Contract”) with a third party which provided coverage of $75,000,000 in excess of reserves for losses arising out of GMDB reinsurance contracts bound or issued by the Company prior to January 1, 2003. The GMDB Contract was accounted for as if it had transferred sufficient risk to qualify for reinsurance accounting treatment. However, as a result of a related ceded property catastrophe contract with the same party, and a “master profit sharing agreement” with the same party linking both of the foregoing contracts, and certain other related transactions, the Company has now determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there are transactions that involved other parties and payments to the third parties. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment of the GMDB Contract and the property catastrophe agreement from reinsurance to deposit accounting. Reinsurance accounting has been retained for that portion of the risk that was transferred to a separate third party.

The Company entered into a Combined Excess of Loss Reinsurance Agreement (the “CEL Agreement”) with another third party, effective October 1, 2001 for a three-month period and subsequently renewed the CEL Agreement for calendar years 2002, 2003 and 2004, respectively. In 2003, coverage for GMDB liability was added to the CEL Agreement. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a likelihood that a side agreement was consummated. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these transactions from reinsurance to deposit accounting. For the year ended December 31, 2003, this resulted in a charge to income (loss) before taxes of approximately $35.0 million.

•	The increase was offset by a reduction in premium volume due to clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of $6.4 million in the second half of 2004.
Life & Health Reinsurance Premiums
For the year ended December 31, 2004, gross premiums written increased 9.7% to $446.0 million, net premiums written increased 13.4% to $431.3 million and net premiums earned increased 13.3% to $435.0 million.
For the year ended December 31, 2004, net premiums written growth in the Life & Health Reinsurance segment by line of business included:
•	Life and Disability reinsurance, which increased by 35.8% or $61.9 million to $234.8 million, which grew due to the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business.
This increase was offset by a decrease of 5.3% or $10.9 million in net premiums written to $196.5 million in the Accident and Health line of business due to commutations.
Life & Health Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Life & Health Reinsurance reported net investment income and net realized capital gains of $30.0 million for the year ended December 31, 2004, which was higher by $12.5 million, or 71.4%, compared to net investment income and net realized capital losses of $17.5 million for the same period of 2003. The increase was largely due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.
Life & Health Reinsurance Losses, Loss Expenses and Life Benefits
Life & Health Reinsurance had losses, loss expenses and life benefits incurred of $328.8 million, a decrease of $25.6 million, or 7.2% for the year ended December 31, 2004.
For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by $55.5 million (to net $91.0 million). As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to $635.5 million at December 31, 2004 from $809.7 million at December 31, 2003.
In the latter half of 2004, the Life & Health Reinsurance segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of $18.6 million.
Life & Health Reinsurance Acquisition costs
Acquisition costs increased $19.4 million or 24.3% to $99.4 million in 2004. This increase was primarily attributable to the expansion of existing financing reinsurance transactions in Continental Europe. The underwriting expense ratio was 22.9% in 2004 as compared to 20.8% in 2003.
Life & Health Reinsurance Operating and Administration Expenses
Operating and administration expenses increased $1.5 million or 8.2% to $19.9 million in 2004. The administration expense ratio was 4.6% in 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Life & Health Reinsurance Segment Loss
Life & Health Reinsurance reported segment loss of $51.2 million in 2003 compared to a segment loss of $10.3 million in 2002. The increase in segment loss in 2003 was primarily attributable to the development on a closed block of GMDB business.
The Life & Health Reinsurance segment strengthened reserves on a closed block of variable annuity business by $55.5 million (to net $91.0 million) in 2003 and $15.6 million in 2002. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to $809.7 million and $1,243.0 million at December 31, 2003 and 2002, respectively
Life & Health Reinsurance Premiums
For the year ended December 31, 2003, gross premiums written increased 18.4% to $406.5 million, net premiums written increased 20.8% to $380.3 million and net premiums earned increased 23.6% to $384.1million.
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
Life & Health Reinsurance Losses, Loss Expenses and Life Benefits
Life & Health Reinsurance had losses, loss expenses and life benefits incurred of $354.4 million, an increase of $94.4 million, or 36.3%, in 2003. This increase mainly reflects the growth in the underlying business and the strengthening of reserves on a closed block of variable annuity business by $55.5 million (to $91.0 million) and $15.6 million in 2003 and 2002, respectively.
Life & Health Reinsurance Acquisition costs
Acquisition costs increased $16.0 million, or 25.0%, in 2003. This increase is mainly related to the increase in net premiums earned. The underwriting expense ratio was 20.8% in 2003 as compared to 20.6% in 2002.
Life & Health Reinsurance Operating and Administration Expenses
Operating and administration expenses increased $3.2 million, or 21.1%, in 2003. The increase primarily arose from expenditures to support the growth in operations. Operating and administration expenses were also impacted in 2003 and 2002 by the decrease of the US dollar against the strengthening European currencies. Despite the increase in operating and administration expenses, the life administration expense ratio was 4.8% in 2003 and in 2002. This was due to continued strong premium growth going along with the growth in expenses.
Corporate Center
The table below presents information regarding results of operations of our Corporate Center for the years ended December 31, 2004, 2003 and 2002. The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

	Year Ended December 31,
	2004	2003	2002
		($ millions)
Other operating and administration expenses	$(38.2)	$(34.3)	$(30.3)
Segment loss	$(38.2)	$(34.3)	$(30.3)
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Corporate Center Operating and Administration Expenses
The Corporate Center reported operating and administration expenses of $38.2 million in 2004, compared to $34.3 million in 2003. The increases primarily arose from consulting costs relating to the 2004 rights offering, expenditures to support the growth in operations and the continued weakening of the US dollar.
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
As of December 31, 2004, we reported total investments including cash and cash equivalents, excluding the Funds Withheld Asset, of $7,162.0 million, of which (i) $1,060.8 million were pledged as collateral relating to outstanding letters of credit of $955.7 million of the $1.6 billion Syndicated Letter of Credit Facility, (ii) $704.7 million were pledged as collateral relating to other irrevocable letters of credit, (iii) $109.3 million were pledged primarily as deposits with French cedents, and (iv) $562.1 million were pledged to support Converium-internal reinsurance transactions.
Interest on debt and short-term borrowings was $33.1 million for 2004, $31.0 million in 2003 and $16.4 million in 2002. We had no scheduled debt repayments in 2004, 2003 or 2002. The carrying value of our outstanding debt was $391.1 million at December 31, 2004, $393.1 million at December 31, 2003 and $392.9 million at December 31, 2002.
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
Asset/Liability Management
The use of asset/liability management, or ALM, is a key tool in managing the liquidity of our business. Through the use of ALM, we manage our long-term market risks and we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling. See “Item 4. — Information on the Company — B. Business Overview - Investments” for additional information on our invested asset base.

Dividends from Subsidiaries
As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review, but for 2005 this is not considered a relevant issue as no payment is expected to be made; any dividend payments from CRNA to CHNA requires approval of the regulator of the state of Connecticut (see Note 23 to our 2004 consolidated financial statements).
Debt Outstanding
As of December 31, 2004, we had total debt outstanding with a principal amount of $400.0 million and a carrying amount of $391.1 million. We had no scheduled debt repayments in 2004, 2003, or 2002.
In December 2002, Converium Finance S.A. issued $200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Transactions, for more information see “Item 4. Information on the Company — A. History and Development of Company”, Converium Holdings (North America) Inc. assumed $200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes issued originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%. In 2004, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated senior notes of CRNA were funded (i) by corresponding dividends of CRNA with regards to the coupon payment of April 15, 2004; and (ii) by Converium AG with regards to the coupon payment of October 15, 2004, due to the dividend restrictions of CRNA (see Note 23 to our 2004 consolidated financial statements).
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
Capital Requirements
As of December 31, 2004, we had total shareholders’ equity of $1,734.8 million ($11.86 per share) compared to $1,928.0 million ($48.47 per share) as of December 31, 2003. This decrease is mainly comprised of the 2004 net loss of $582.5 million, a reduction in net unrealized gains on investments, net of taxes of $40.4 million, and $47.8 million of dividends to shareholders paid in 2004. This decrease was offset by the 2004 rights offering whereby an additional 106,683,245 shares of Converium Holding AG were issued, generating additional shareholders’ equity of $399.1 million, net of underwriting issuance costs of $29.7 million.

	Year Ended December 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
		($ millions)
Cash Flows

Cash flow data:

Cash provided by operating activities	$358.7	$917.2	$868.6
Net cash used in investing activities	(315.4)	(1,314.2)	(1,110.2)
Net cash provided by financing activities	347.8	252.9	189.5
Effect of exchange rate changes on cash and cash equivalents	9.0	23.7	(16.9)
Change in cash and cash equivalents	400.1	120.4	69.0
Cash and cash equivalents, beginning of period	280.8	401.2	470.2
Cash and cash equivalents, end of period	$680.9	$280.8	$401.2

Cash and cash equivalents increased by $400.1 million to $680.9 million as of December 31, 2004 from $280.8 million as of December 31, 2003. Our cash position increased due to the sale of equity securities and was offset by commutations executed in 2004 that resulted in a cash outflow of $526.8 million. The cash balance was maintained in anticipation of pending cash outflows in connection with commutations.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs. Our cash provided by operating activities was $358.7 million for the year ended December 31, 2004 compared to $917.2 million and $868.6 million for the years ended December 31, 2003 and 2002, respectively. This represented a decrease of $558.5 million, or 60.9% in 2004 versus an increase of $48.6 million, or 5.6% in 2003. This decrease was due to increased claims payment activity, particularly related to the cash outflows for commutations that have taken place during the latter part of 2004, as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company. In addition there was a reduction of new business growth as a result of active cycle management. The increase in 2003 was driven by improved operating performance, including strong premium growth. The 2002 cash flow reflects a $136.7 million reimbursement of reinsurance recoverables in dispute received during 2002.
Cash provided by financing activities in 2004 was primarily due to the proceeds, net of related expenses, received from the 2004 rights offering, offset by the payment of dividends. In 2003, cash used in financing activities was primarily driven by the payment of dividends to shareholders. Cash provided by financing activities in 2002 was due to the issuance of our guaranteed subordinated notes.
The charges in 2004 for reserve strengthening, deferred income taxes, and impairment of goodwill do not have a current impact on cash provided by operating activities. However, future periods may be affected by higher claim payments on those reserves and the run-off of the North American operations, offset by lower tax payments (due to net operating loss carry forwards).
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
SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106”
In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other post-retirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets.

Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. This statement has been adopted for all of Converium’s plans. See Note 15 to our 2004 consolidated financial statements for additional information.
In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (The Medicare Act) was approved in the United States. The Medicare Act expands prescription drug coverage under Medicare. As CRNA’s retiree medical coverage is very limited, the Medicare Act did not have a material impact on the financial condition or results of operations.
FASB Interpretation 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (the “VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.
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
We have performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in 2004, to establish whether we are the primary beneficiary of the VIE which issued the securities. Management has concluded that we are not the primary beneficiary of the VIE (see Note 12 to our 2004 consolidated financial statements).
EITF Issue 03-1, “The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments (EITF 03-1)”
On September 30, 2004, the FASB delayed the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF Issue 03-1. The adoption of EITF 03-1 did not have a material impact on the financial condition or results of operations.
     C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES
     Not Applicable
     D. TREND INFORMATION
     See “— A. Operating Results”
     E. OFF-BALANCE SHEET ARRANGEMENTS
     Not Applicable
     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payment due by period
		Less than 1			More than
($ thousands)	Total	year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations - Principal	$400,000	—	—	—	$400,000
Long-Term Debt Obligations - Interest	732,750	30,750	61,500	61,500	579,000
Operating Lease Obligations	85,600	13,300	26,500	24,900	20,900
Losses and loss expenses, gross (1)	8,908,300	2,077,814	2,666,051	1,435,101	2,729,333
Total	$10,126,650	$2,121,864	$2,754,051	$1,521,501	$3,729,233

(1)	The Company’s unpaid losses and loss expenses represent management’s best estimate of the cost to settle the ultimate liabilities based on information available as of December 31, 2004 and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual claims payments related to these reserves might vary significantly based on many factors including large individual losses as well as general market conditions.
For further detail on our long-term debt principal and interest payments, see Note 13 to our 2004 consolidated financial statements. For further detail on our operating lease payments, see Note 22 to our 2004 consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. Currently it comprises eight. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members are non-executive, independent of management, and, other than Terry G. Clarke, have never held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and Board members of any other company.
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
The CEO, the Chief Financial Officer (“CFO”) and the General Legal Counsel attend Board meetings on a regular basis. Members of the Global Executive Committee and other executives attend meetings at the Chairman’s invitation. In addition, Board members meet at regularly scheduled sessions without management. Furthermore, teleconferences and meetings between Board members and members of the Global Executive Committee are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his objectives. The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s independent group auditors and as may be necessary with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.
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
Terry G. Clarke was a consulting actuary with the Tillinghast Business of Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice prior to retiring at the end of 2001. From 1978 until 1986 Mr Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He has been a member of a number of professional committees both in the United Kingdom and in Continental Europe. Mr Clarke was appointed as Managing Director on September 10, 2004 and since February 23, 2005 has served as Chief Executive Officer of the Company at which point he resigned from all committees of the Board. Mr Clarke served as Chief Executive Officer from February 23, 2005 through January 31, 2006.
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
The business address for each member of our Board of Directors is Converium Holding AG, Dammstrasse 19, CH-6301 Zug, Switzerland.
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
At December 31, 2004 the members of our Global Executive Committee, their dates of birth, nationality and positions held are as follows:

Name	Date of Birth	Nationality	Position Held
Inga K. Beale (1)	May 15,1963	British	Chief Executive Officer
Terry G. Clarke (2)	October 31, 1941	British	Chief Executive Officer
Dirk Lohmann (2)	November 8, 1958	German	Chief Executive Officer
Frank Schaar	April 16, 1960	German	Executive Vice President for Standard Property & Casualty Reinsurance
Benjamin Gentsch	April 21, 1960	Swiss	Executive Vice President for Specialty Lines
Christoph Ludemann	January 12, 1956	German	Executive Vice President for Life & Health Reinsurance
Hans Peter Boller	October 25, 1962	German	Chief Risk Officer
Andreas Zdrenyk (3)	June 5, 1959	Swiss	Interim Chief Financial Officer
Martin Kauer	January 20, 1959	Swiss	Chief Financial Officer
Christian Felderer	January 5, 1954	Swiss	General Legal Counsel

(1)	Appointed Chief Executive Officer of the Company as of February 1, 2006.

(2)	On February 23, 2005, the Board of Directors appointed Terry G. Clarke as Chief Executive Officer and replaced Dirk Lohmann with immediate effect.

(3)	Appointed interim Chief Financial Officer of the Company as of February 28, 2005.
Gary Prestia resigned as Chief Technical Officer effective September 10, 2004. Dirk Lohmann took over the responsibilities of the Chief Technical Officer in the interim. On November 4, 2004 Martin Kauer announced his resignation as Chief Financial Officer. The Board appointed Andreas Zdrenyk as interim Chief Financial Officer of Converium following Martin Kauer’s agreed departure on February 28, 2005. Andreas Zdrenyk serves as Converium’s Global Chief Information Officer. A search and recruitment process for Mr Kauer’s replacement is under way. On February 23, 2005 the Board of Directors appointed Terry G. Clarke as Chief Executive Officer and replaced Dirk Lohmann with immediate effect. On February 1, 2006 Inga K. Beale assumed the position of Chief Executive Officer. Mr Clarke continues to be a member of the Board of Directors.
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
Inga K. Beale assumed the position of Chief Executive Office of Converium as of February 1, 2006. She joined the Prudential Assurance Company in London in 1982 as an underwriter specializing in reinsurance. In 1992 she joined GE Insurance Solutions where she headed up the UK underwriting team. In 2001, Inga took on the role of Global Underwriting Audit Leader in Kansas City. She became Global Underwriting CoE Leader in 2002 and in 2003 assumed responsibility for Property & Casualty business throughout Continental Europe, Middle East and Africa. In 2004 she was appointed President and Chairman of the Board of Management of GE Frankona Re in Munich. In 1987 she became an Associate of the Chartered Insurance Institute. She attended Newbury College UK, where in 1981 she qualified in business studies, majoring in economics, mathematics and accountancy.
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
The business address for each current member of our Global Executive Committee is Dammstrasse 19, CH-6301 Zug, Switzerland.
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
As of the date of the original 20-F filing, none of the members of Global Executive Committee beneficially owns more than 1% of our shares.
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
For further information on our share-based incentive plans, see Note 16 to our 2004 consolidated financial statements.
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
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium as a shareholder provided a loan to GAUM in the amount of £12.6 million ($19.8 million). In addition, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
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
See “Item 3. — Key information — D. Risk factors — Ratings changes” and Notes 8 and 18 to our 2004 consolidated financial statements for additional information on GAUM.
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
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, MDU may serve it with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. The recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Notes 9 and 19 to our 2004 consolidated financial statements for additional information on MDU.
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
Superior National Matters
On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA (see Note 27 to our 2004 consolidated financial statements). The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).
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
U.S. Life Insurance Company arbitration
The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 27 to our 2004 consolidated financial statements).
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
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of $66.0 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. A decision is pending.
Due to the uncertainties inherent in any proceeding of this nature, we are unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from this lawsuit.
Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.

Review of Certain of our Reinsurance Transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments, see Note 3 to our 2004 consolidated financial statements included in “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information,” and “Item 5. — Operating and Financial Review and Prospects — A. Operating Results”. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. All amounts included herein have been adjusted to reflect the Restatement. Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities, and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001, six securities law class action lawsuits, one of which was subsequently dismissed voluntarily without prejudice, were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No. 04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York. The Rubin action was removed to the United States District Court for the Southern District of New York. Plaintiff Rubin’s request that the Court allow him to renew his motion to remand the action to state court (which Rubin had previously withdrawn) is still pending.
On July 14, 2005, the Court signed an order in the Federal Actions appointing Public Employees’ Retirement System of Mississippi and Avalon Holdings Inc. lead plaintiffs. On September 23, 2005, the lead plaintiffs filed a consolidated amended class action complaint (the “Complaint”) setting forth their claims. The Complaint includes the Louisiana State Employees’ Retirement System as an additional named plaintiff. Lead plaintiffs have asked the Court to consolidate the Rubin action with the other Federal Actions for all purposes. That request is still pending.
The Complaint names as defendants the Company; directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix, and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; Zurich Financial Services; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, and Sections 11, 12, and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2000 through September 2, 2004 because we did not establish adequate loss reserves to cover claims by policyholders; that our announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, our earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001 through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees, and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint and the plaintiffs filed their opposition to that motion of February 17, 2006. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.
US Securities and Exchange Commission Trading Investigation
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
CRNA voluntarily responded to the Commission’s request, and will continue to cooperate with the Commission in the event of any follow-up requests for information. CRNA voluntarily responded to the SEC’s requests and was advised in December 2005 that the SEC’s investigation had been terminated and no enforcement action was recommended to the Commission.
Investigation by the Swiss Federal Banking Commission
In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium is fully complying with the respective requests by providing all relevant information to the Commission. The Swiss Federal Banking Commission closed this investigation on November 5, 2005.
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
As a holding company, we are dependent on dividends, and interests from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 17 to our 2004 consolidated financial statements. In addition to the dividend restrictions stated in Note 16 to our 2004 consolidated financial statements, CRNA is required to obtain approval from the Connecticut Department of Insurance prior to making any dividend payments.
Under Swiss law, we may only pay dividends if we have either sufficient profits available for distribution or if we have sufficient free reserves pursuant to our statutory (non-consolidated) balance sheet and the provisions of Swiss law to allow for distributions from that reserve.
As long as the general reserves amount to less than 20% of our nominal share capital, Swiss law requires at least 5% of our annual net profits to be retained as general reserves. Any net profits remaining after this retention are eligible to be distributed as dividends, subject to approval by our shareholders at a shareholders’ meeting, and our independent group auditors must confirm that a dividend proposal by our Board of Directors complies with our Articles of Incorporation and Swiss law.
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

	High	Low
	$	$
Calendar Year 2001 (from December 11, 2001)	27.40	23.02
Calendar Year 2002	28.52	18.30
First Quarter	26.50	21.77
Second Quarter	28.52	24.25
Third Quarter	26.05	18.96
Fourth Quarter	24.10	18.30
Calendar Year 2003	26.63	19.15
First Quarter	25.15	19.15
Second Quarter	26.42	20.52
Third Quarter	24.20	21.55
Fourth Quarter	26.63	22.77
Calendar Year 2004	29.57	3.15
First Quarter	29.57	23.55

	High	Low
	$	$
Second Quarter	26.80	23.70
Third Quarter	26.04	6.76
Fourth Quarter	6.85	3.15
Calendar Year 2005 (until May 31, 2005)	5.20	3.59
First Quarter	5.18	4.44
Last 6 Months
December 2004	4.87	4.29
January 2005	5.06	4.44
February 2005	5.08	4.50
March 2005	5.18	4.50
April 2005	5.20	4.37
May 2005	4.59	3.59
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
September 11th Coverage
Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at $289.2 million, the amount of net loss and loss expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks in excess of the $289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the $289.2 million cap, although we are exposed to the risk of non-payment of Zurich Financial Services units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services. See — Note 8 to our 2004 consolidated financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance”.
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
Quota Share Retrocession Agreement
In connection with the Formation Transactions, the transfer of certain business to Converium AG by ZIC and ZIB was effected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium AG which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third party reinsurance assumed business written by ZIC and ZIB under the “Zurich Re” brand name. The liabilities we assumed include all net unearned premiums, net losses and loss expenses and experience account balances relating to this business.
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
We will continue to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, we will manage third party retrocessions related to the business transferred. Converium AG has financial risks relating to the gross loss and loss expense reserves and related third party reinsurance recoverables arising out of the business reinsured under the Quota Share Retrocession Agreement. We will bear the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. We will have a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly. The Quota Share Retrocession Agreement provides that ZIC and ZIB may not, during its term, cancel these existing third party retrocessions for the benefit of the reinsurance policies covered under the agreement without our consent.
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
Continuing Aggregate Excess of Loss Agreements
1993 Aggregate excess of loss agreement
In 1993, ZIC and ZRC entered into an Excess of Loss Reinsurance Agreement under which ZIC agreed to reinsure adverse loss development on ZRC’s revenues as of December 31, 1992. As we described above under “CENY Arrangements”, ZRC was a predecessor of CRNA, and we remain liable for its continuing obligations. Also, ZIC and ZRC entered into a Stop-Loss Reinsurance Agreement as of March 5, 1993 for losses occurring between January 1, 1993 and May 31, 1993. In addition, under this second agreement, we are reimbursed for incurred losses and allocated loss expenses in excess of 75% of earned premiums for losses occurring after May 31, 1993 on business written by ZRC prior to June 1993. Recoveries under each of these agreements, which we refer to collectively as the 1993 Aggregate Excess of Loss Agreement, are on an incurred basis (rather than as any such losses are paid). As of December 31, 2003, there were no recoverables under the 1993 Aggregate Excess of Loss Agreement.
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

CRNA entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”), an indirect parent of ZC Resource and a co-guarantor of the prime lease, for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty. See Note 26 to our 2004 consolidated financial statements for additional information on guarantees. As a result of the transition to a run-off entity in North America, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005.
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
Subject to certain limitations, the Swiss tax withheld in accordance with the US/Switzerland Treaty and paid over to Switzerland will be creditable against the US holder’s US federal income tax liability. One such limitation is that a foreign tax credit is only allowed for withholding tax on a dividend if the shareholder has held the shares with respect to which the dividend is paid for more than 15 days during the 31 day period beginning on the date which is 15 days before the date on which the shares become ex-dividend with respect to the dividend. To the extent a refund of the tax withheld is available to a US holder under the US/Switzerland Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the US holder’s US federal income tax liability. See “— Swiss Taxation — Obtaining a Refund of Swiss Withholding Tax for US Residents” above for the procedures for obtaining a refund of tax .
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
Dammstrasse 19 CH-6301 Zug, Switzerland
I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. See “Item 15. — Controls and Procedures”.

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
Sensitivity Analyses for Invested Assets
Approximately 85.3% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.
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
Equity Market Risk
We hold approximately 5.1% (including our participation in PSP Swiss Property AG) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2004 would be an after-tax reduction in net assets of $34.3 million, which represents approximately 2.0% of our total shareholders’ equity as of December 31, 2004.
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

The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of $121.7 million, which represents approximately 7.0% of our total shareholders’ equity as of December 31, 2004. This reduction would be offset by higher investment income earned on newly invested funds.
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

	Adverse exchange rate movement	Approximate decline in
	against the US dollar(1)	shareholders’ equity
Euro	10%	$63.6 million
Swiss franc	10%	$45.7 million
UK pound	10%	$10.0 million

(1)	A weakening of the respective currency against the US dollar .
As of December 31, 2004 and 2003, we had unrealized cumulative translation gains of $191.2 million and $110.0 million, respectively.
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
The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2004:

	US		U.K	Swiss	Japanese
	Dollar	Euro	Pound	franc	yen	Other	Total
Income statement
Net premiums written	43%	24%	19%	1%	2%	11%	100%
Net investment income	57%	14%	24%	2%	—	3%	100%
Losses, loss expenses and life benefits	57%	20%	14%	2%	—	7%	100%
Acquisition costs	43%	24%	19%	1%	2%	11%	100%
Other operating and administration expenses	30%	17%	4%	47%	—	2%	100%
Interest expense	93%	5%	2%	—	—	—	100%
Balance sheet
Total invested assets	58%	17%	18%	4%	—	3%	100%
Reinsurance assets	80%	9%	10%	—	—	1%	100%
Losses and loss expenses, gross	56%	18%	19%	1%	1%	5%	100%
Unearned premiums, gross	49%	16%	26%	1%	1%	7%	100%
Future life benefits, gross	39%	60%	1%	—	—	—	100%
Debt	100%	—	—	—	—	—	100%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Converium Holding AG’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F/A, have concluded that due to the material weaknesses described below, as of such date our disclosure controls and procedures were ineffective to ensure that material information relating to Converium Holding AG was made known to them by others within the Company, particularly during the period in which this Form 20-F/A was being prepared.
There have been no changes in or disagreements with our independent group auditors on accounting and financial disclosure during the twenty-four month period ended December 31, 2004.
There were no changes to our internal controls over financial reporting that occurred during the original period covered by this Form 20-F/A that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Converium’s Board of Directors and Management, however, initiated activities to enhance and align Converium’s processes and internal controls over financial reporting with the goal to reach compliance with SOX 404 by December 31, 2006. Changes to our internal controls started to take effect in 2005; further efforts will be made throughout 2006.
Material Weaknesses — Identified Weaknesses
For purposes of SOX 404, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
The first weakness identified as of December 31, 2004 was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps caused by the departure of various key finance employees. The second weakness identified was the failure in the operation of key internal controls over the initiation of reinsurance and financial accounting data.
Converium’s Audit Committee subsequently identified two additional material weaknesses. The third weakness identified was the lack of controls to ensure that the underwriting and risk transfer analyses reflect all relevant elements of contractual relationships entered into by Converium. The fourth weakness identified relates to internal controls over the determination, valuation, completeness and reporting of certain components of the income tax payables and deferred income tax balances (assets and liabilities).
Material Weaknesses — Remediation
Converium is in the process of addressing these weaknesses. Converium is actively undertaking a recruitment search to identify and hire additional suitably qualified staff and providing further training to existing staff in order to address the current knowledge and experience gaps within the financial accounting and reporting function. In 2005, Converium has held various mandatory US GAAP training sessions for staff and managers working in the finance area. In addition, Converium is in the final phase of recruiting a Chief Accounting Officer.
Converium is actively addressing the key internal control weakness identified over the initiation of reinsurance and financial accounting data by committing both internal and third party consulting resources to address this issue and to further enhance our overall control environment. To date, Converium has implemented controls to ensure the correct accounting treatment of commutations and has also performed an actuarial analysis of the accruals for premiums and profit commissions.
Converium is developing steps intended to provide reasonable assurance that risk transfer will be correctly evaluated, documented and that the appropriate US GAAP accounting will be applied.
Converium intends to build up and further train its accounting staff in order to strengthen its resources and expertise in US GAAP in respect of SFAS 109. All processes involving the calculation, filing and accounting for income taxes will undergo a thorough review, with the goal of redesigning and enhancing internal controls by applying and enforcing rigorous policies and procedures.
Notwithstanding the existence of the material weaknesses described above, Converium believes that the consolidated financial statements in this Form 20-F/A fairly present, in all material respects, Converium’s financial condition as of December 31, 2004 and 2003, and results of its operations and cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with US GAAP.
We cannot be certain as to the timing of completion of any remediation actions or the impact of the same on our operations. Under the current rules, as a foreign private issuer, we must begin to comply with the rules implementing SOX 404 in respect of our fiscal year ending December 31, 2006. If we are unable to remedy the material weaknesses we have identified by that time, or if new material weaknesses come to our attention and remain unremedied at that time, management will not be permitted to conclude that our internal controls over financial reporting are effective. Moreover, even if management does conclude that our internal controls over financial reporting are effective, if our independent group auditors are not satisfied with our internal controls over financial reporting or the level at which controls are documented, designed, operated or reviewed, or if the independent group auditors interpret the requirements, rules or regulations differently from us, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of our securities.
Other enhancements of internal controls
As of July 1, 2005, Converium appointed a compliance officer who is progressing in developing Converium’s corporate level compliance framework, including implementation of compliance programs at the major business areas.
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Duration of the Mandate and Terms of Office of the Independent Auditors
PricewaterhouseCoopers Ltd, our principal independent group auditor, began serving as our auditor upon the formation of Converium in 2001. The audit partners responsible for our audit, Andrew Hill and Martin Frei, began serving in their roles in 2002 and 2003, respectively.

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
The Audit Committee has the responsibility to pre-approve all audit fees, fees for audit related services, tax advisory fees provided by Converium’s external independent group auditors and all non-audit related fees. Converium implemented protocols and guidelines to ensure that only pre-approved services are provided by Converium’s external independent group auditors.
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
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable
PART III

ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the consolidated financial statements beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*
1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*
1.3	Articles of Incorporation of Converium Holding AG, revised October 12, 2004.\
1.4	Bylaws of Converium Holding AG, revised April 11, 2005.\
2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*
2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)
2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)
2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+
2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+
2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^
2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^
4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*
4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*
4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*
4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*
4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*
4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*
4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*
4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

Exhibit Number	Description
4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*
4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*
4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*
4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*
4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*
4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*
4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*
4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*
4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *
4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *
4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *
4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *
4.26	Omnibus Share Plan for US Employees. *
4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*
4.28	Form of Converium Annual Incentive Deferral Plan.*
4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*
4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*
4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*
4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*
4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^
4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^
4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

Exhibit Number	Description
4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG. ^
4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^
4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #
4.39	Agreement dated July 24, 2003 $900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #
4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan.\
4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee.\
4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank.\
4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited.\
4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG.\
4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.\
7.1	Computation of ratio of earnings to fixed charges.
8.1	Subsidiaries of the Registrant.\
12.1	302 Certification of Chief Executive Officer.
12.2	302 Certification of Chief Financial Officer.
13.1	906 Certification of Chief Executive Officer.
13.2	906 Certification of Chief Financial Officer.
14.1	Consent of PricewaterhouseCoopers Ltd, independent group auditors.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2004.

\	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.

CONVERIUM
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Holding AG and Subsidiaries
Report of the Independent Group Auditors
To the Board of Directors of Converium Holding AG, Zug
We have audited, as requested by you, the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2004, included on pages F-3 through F-66 all expressed in United States dollars.
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
As discussed in Note 3 to the consolidated financial statements, the consolidated financial statements have been restated.
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
PricewaterhouseCoopers Ltd

A. Hill	M. Frei
Zurich,
March 4, 2005 except as to Notes 3 and 14b to the consolidated financial statements as to which the date is February 27, 2006.

Converium Holding AG and Subsidiaries
Consolidated statements of (loss) income

(US$ million, except per share information)		2004	2003	2002
Year ended December 31	Notes	(Restated)	(Restated)	(Restated)
Revenues
Gross premiums written		3,978.7	4,300.4	3,372.4
Less ceded premiums written		-252.6	-377.7	-137.2
Net premiums written	12	3,726.1	3,922.7	3,235.2
Net change in unearned premiums		156.1	-154.9	-157.7
Net premiums earned	12	3,882.2	3,767.8	3,077.5
Net investment income	8	312.7	234.4	251.8
Net realized capital gains (losses)	8	46.5	18.4	-10.3
Other (loss) income		-8.2	17.5	31.6
Total revenues		4,233.2	4,038.1	3,350.6
Benefits, losses and expenses
Losses, loss expenses and life benefits	10,12	-3,342.5	-2,760.1	-2,491.1
Acquisition costs	12	-912.4	-832.0	-646.8
Other operating and administration expenses		-219.8	-202.5	-178.4
Interest expense	13	–33.1	–31.0	–16.4
Impairment of goodwill	9	–94.0	—	—
Amortization of intangible assets	9	–9.9	-1.8	—
Restructuring costs	5	–2.7	—	—
Total benefits, losses and expenses		-4,614.4	-3,827.4	-3,332.7
(Loss) income before taxes		-381.2	210.7	17.9
Income tax (expense) benefit	14	-201.3	-32.8	17.9
Net (loss) income		-582.5	177.9	35.8
Basic (loss) earnings per share	25	-9.19	2.24	0.45

Diluted (loss) earnings per share	25	-9.19	2.23	0.45
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)		2004	2003
Year ended December 31	Notes	(Restated)	(Restated)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	8	850.4	500.4
Available-for-sale securities:
Fixed maturities	8	4,834.8	4,428.2
Equity securities	8	399.4	834.9
Other investments	8	279.2	152.2
Short-term investments		117.3	55.7
Total investments		6,481.1	5,971.4
Funds Withheld Asset	8	1,305.1	1,530.6
Total invested assets		7,786.2	7,502.0
Other assets
Cash and cash equivalents		680.9	280.8
Premiums receivable		1,832.2	1,654.1
Reserves for unearned premiums, retro		55.2	109.3
Reinsurance assets:
Underwriting reserves	12	937.9	1,094.1
Insurance and reinsurance balances receivable, net		139.3	40.8
Funds held by reinsureds		1,737.7	1,294.9
Deposit assets		170.4	58.8
Deferred policy acquisition costs		482.7	379.3
Deferred income taxes	14	79.8	364.7
Other assets	9	358.6	501.6
Total assets		14,260.9	13,280.4
Liabilities and equity
Liabilities
Reinsurance liabilities:
Unpaid losses and loss expenses	10	8,908.3	7,879.7
Future life benefits, gross	12	407.1	344.3
Insurance and reinsurance balances payable	12	583.5	204.6
Reserves for unearned premiums, gross		1,247.7	1,415.0
Other reinsurance liabilities		70.8	104.2
Funds held under reinsurance contracts		194.8	172.9
Deposit liabilities		356.5	358.2
Deferred income taxes	14	81.8	174.2
Accrued expenses and other liabilities		284.5	306.2
Debt	13	391.1	393.1
Total liabilities		12,526.1	11,352.4
Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 shares issued, (146,272,886 shares outstanding), respectively, CHF 10 nominal value, 40,006,217 shares issued, (39,775,620 shares outstanding)	17	554.9	253.0
Additional paid-in capital		1,360.5	1,256.6
Treasury stock, (416,576 and 230,597 shares, respectively)		-7.7	-10.0
Unearned stock compensation	16	-7.5	-6.1
Total accumulated other comprehensive income:
Accumulated other comprehensive income		-7.7	-1.2
Net unrealized gains on investments, net of taxes	8	105.2	145.6
Cumulative translation adjustments		191.2	110.0
Total accumulated other comprehensive income		288.7	254.4
Retained (deficit) earnings		-454.1	180.1
Total shareholders’ equity		1,734.8	1,928.0
Total liabilities and shareholders’ equity		14,260.9	13,280.4
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(US$ million)	2004	2003	2002
Year ended December 31	(Restated)	(Restated)	(Restated)
Cash flows from operating activities
Net (loss) income	-582.5	177.9	35.8
Adjustments for
Net realized capital (gains) losses on investments	-46.5	-18.4	10.3
Amortization of premium/discount	59.1	43.9	20.6
Depreciation and amortization	34.2	30.5	38.2
Impairment of goodwill and deferred tax asset	567.7	—	—
Total adjustments	614.5	56.0	69.1
Changes in operational assets and liabilities
Deferred policy acquisition costs	-80.8	-90.6	-47.1
Reinsurance assets	183.7	69.4	368.6
Funds held by reinsureds	-332.9	-305.1	-303.4
Funds Withheld Asset	283.8	230.6	100.0
Premiums receivable	-106.7	-438.6	-252.1
Unearned premiums, gross	-224.4	213.3	125.7
Losses and loss expenses, gross	716.6	585.0	868.3
Future life benefits, gross	41.2	131.4	-74.2
Reinsurance balances payable	378.9	280.9	-45.0
Funds held under reinsurance contracts	-5.0	67.3	-27.4
Other reinsurance liabilities	-94.3	-65.6	11.4
Income taxes, net	-240.1	35.6	-1.2
Net changes in all other operational assets and liabilities	-193.3	-30.3	40.1
Total changes in operational assets and liabilities	326.7	683.3	763.7
Cash provided by operating activities	358.7	917.2	868.6
Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-228.2	-192.4	—
Proceeds from sales and maturities of fixed maturities available-for-sale	4,116.0	3,813.4	4,573.3
Purchases of fixed maturities available-for-sale	-4,420.2	-5,054.0	-5,375.3
Cash flows from investing activities (fixed maturities)	-532.4	-1,433.0	-802.0
Proceeds from sales of equity securities	983.1	94.3	599.2
Purchases of equity securities	-537.5	-244.3	-709.0
Cash flows from investing activities (equity securities)	445.6	-150.0	-109.8
Net (increase) decrease in short-term investments	-55.3	277.2	-252.5
Proceeds from sales of other assets	82.3	47.4	33.0
Purchases of other assets	-144.0	-42.7	14.2
Net (increase) decrease in deposit assets	-111.6	-13.1	6.9
Cash flows from investing activities (other)	-228.6	268.8	-198.4
Net cash used in investing activities	-315.4	-1,314.2	-1,110.2
Cash flows from financing activities
Net purchases of common shares	-6.0	-17.3	-14.7
Dividends to shareholders	-47.8	-29.9	—
Proceeds from Rights Offering	428.4	—	—
Rights Offering issuance costs	-25.1	—	—
Issuance of guaranteed subordinated notes	—	—	193.7
Net (decrease) increase in deposit liabilities	-1.7	300.1	10.5
Net cash provided by financing activities	347.8	252.9	189.5
Effect of exchange rate changes on cash and cash equivalents	9.0	23.7	-16.9
Change in cash and cash equivalents	400.1	-120.4	-69.0
Cash and cash equivalents as of January 1	280.8	401.2	470.2
Cash and cash equivalents as of December 31	680.9	280.8	401.2
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in shareholders’ equity

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-in	Treasury	stock	comprehensive	deficit	Total
(US$ million)	stock	capital	stock	compensation	income	(deficit)	equity
Balance, December 31, 2001 (As previously reported)	253.0	1,336.5	—	-27.1	8.4	—	1,570.8
Restatement adjustments		-70.1	—	—	0.1	—	-70.0
Balance, December 31, 2001	253.0	1,266.4	—	-27.1	8.5	—	1,500.8
Net income (loss)	—	—	—	—	—	35.8	35.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-14.3		-14.3
Translation adjustments	—	—	—	—	64.7		64.7
Total comprehensive income							86.2
Purchases of common shares	—	—	-14.7	—	—	—	-14.7
Releases of common shares from treasury	—	-12.9	11.4	—	—	—	-1.5
Net amortization of stock compensation	—	7.3	—	17.1	—	—	24.4
Balance, December 31, 2002	253.0	1,260.8	-3.3	-10.0	58.9	35.8	1,595.2
Net (loss) income	—	—	—	—	—	177.9	177.9
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	148.6	—	148.6
Translation adjustments	—	—	—	—	46.9	—	46.9
Total comprehensive income							373.4
Dividends to shareholders	—	—	—	—	—	-29.9	-29.9
Transfer to general legal reserve	—	3.7	—	—	—	-3.7	—
Purchases of common shares	—	—	-17.3	—	—	—	-17.3
Releases of common shares from treasury	—	-14.0	10.6	—	—	—	-3.4
Net amortization of stock compensation	—	6.1	—	3.9	—		10.0
Balance, December 31, 2003	253.0	1,256.6	-10.0	-6.1	254.4	180.1	1,928.0
Net loss (income)						-582.5	-582.5
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-40.6	—	-40.6
Translation adjustments	—	—	—	—	74.9	—	74.9
Total comprehensive loss							-548.2
Dividends to shareholders	—	—	—	—	—	-47.8	-47.8
Transfer to general legal reserve	—	3.9	—	—	—	-3.9	—
Purchases of common shares	—	—	-6.0	—	—	—	-6.0
Releases of common shares from treasury	—	-8.2	8.3	—	—	—	0.1
Net amortization of stock compensation	—	11.0	—	-1.4	—	—	9.6
Increase in capital due to rights offering	428.4	—	—	—	—	—	428.4
Decrease of nominal value	-126.5	126.5	—	—	—	—	—
Rights offering issuance costs	—	-29.3	—	—	—	—	-29.3
Balance, December 31, 2004	554.9	1,360.5	-7.7	-7.5	288.7	-454.1	1,734.8
The notes to the consolidated financial statements are an intefral part of these financial statements

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Schedule of segment data

	Standard Property & Casualty Reinsurance			Specialty Lines			Total Non-life consolidated			Life & Health Reinsurance			Corporate Center			Total consolidated
(US$ million)	(Restated)			(Restated)			(Restated)			(Restated)			(Restated)			(Restated)
Year ended December 31	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Gross premiums written	1,699.5	1,820.4	1,395.8	1,833.2	2,073.5	1,633.4	3,532.7	3,893.9	3,029.2	446.0	406.5	343.2	—	—	—	3,978.7	4,300.4	3,372.4
Less ceded premiums written	-141.6	-138.8	-60.2	-96.3	-212.7	-48.5	-237.9	-351.5	-108.7	-14.7	-26.2	-28.5	—	—	—	-252.6	-377.7	-137.2
Net premiums written	1,557.9	1,681.6	1,335.6	1,736.9	1,860.8	1,584.9	3,294.8	3,542.4	2,920.5	431.3	380.3	314.7	—	—	—	3,726.1	3,922.7	3,235.2
Net change in unearned premiums	94.9	-15.7	-53.3	57.5	-143.0	-100.5	152.4	-158.7	-153.8	3.7	3.8	-3.9	—	—	—	156.1	-154.9	-157.7
Net premiums earned	1,652.8	1,665.9	1,282.3	1,794.4	1,717.8	1,484.4	3,447.2	3,383.7	2,766.7	435.0	384.1	310.8	—	—	—	3,882.2	3,767.8	3,077.5
Total investment results	144.0	102.1	98.1	185.2	133.2	125.3	329.2	235.3	223.4	30.0	17.5	18.1	—	—	—	359.2	252.8	241.5
Revenues	1,796.8	1,768.0	1,380.4	1,979.6	1,851.0	1,609.7	3,776.4	3,619.0	2,990.1	465.0	401.6	328.9	—	—	—	4,241.4	4,020.6	3,319.0

Losses, loss expenses and life benefits	-1,268.7	-1,129.5	-968.9	-1,745.0	-1,276.2	-1,262.2	-3,013.7	-2,405.7	-2,231.1	-328.8	-354.4	-260.0	—	—	—	-3,342.5	-2,760.1	-2,491.1
Acquisition costs	-411.8	-377.5	-280.3	-401.2	-374.5	-302.5	-813.0	-752.0	-582.8	-99.4	-80.0	-64.0	—	—	—	-912.4	-832.0	-646.8
Other operating and administration expenses	-76.2	-73.2	-61.1	-85.5	-76.6	-71.8	-161.7	-149.8	-132.9	-19.9	-18.4	-15.2	-38.2	-34.3	-30.3	-219.8	-202.5	-178.4
Benefits, losses and expenses	-1,756.7	-1,580.2	-1,310.3	-2,231.7	-1,727.3	-1,636.5	-3,988.4	-3,307.5	-2,946.8	-448.1	-452.8	-339.2	-38.2	-34.3	-30.3	-4,474.7	-3,794.6	-3,316.3

Segment income (loss)	40.1	187.8	70.1	-252.1	123.7	-26.8	-212.0	311.5	43.3	16.9	-51.2	-10.3	-38.2	-34.3	-30.3	-233.3	226.0	2.7

Other (loss) income																-8.2	17.5	31.6
Interest expense																-33.1	-31.0	-16.4
Impairment of goodwill																-94.0	—	—
Amortization of intangible assets																-9.9	-1.8	—
Restructuring costs																-2.7	—	—
Loss (income) before taxes																-381.2	210.7	17.9
Income tax (expense) benefit																-201.3	-32.8	17.9
Net (loss) income																-582.5	177.9	35.8

Reinsurance assets — underwriting reserves	192.3	280.1	421.9	706.2	726.3	613.2	898.5	1,006.4	1,035.1	39.4	87.7	73.9				937.9	1,094.1	1,109.0

Losses and loss expenses, gross	3,509.9	3,152.0	2,663.1	5,036.1	4,404.7	3,880.5	8,546.0	7,556.7	6,543.6	362.3	323.0	333.3				8,908.3	7,879.7	6,876.9

Future life benefits, gross										407.1	344.3	186.1				407.1	344.3	186.1

Ratios
Loss ratio (Losses divided by net premiums earned)	76.8%	67.8%	75.6%	97.2%	74.3%	85.0%	87.4%	71.1%	80.6%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	24.9%	22.7%	21.9%	22.4%	21.8%	20.4%	23.6%	22.2%	21.1%	22.9%	20.8%	20.6%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.9%	4.4%	4.6%	4.9%	4.1%	4.5%	4.9%	4.2%	4.6%	4.6%	4.8%	4.8%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	106.6%	94.9%	102.1%	124.5%	100.2%	109.9%	115.9%	97.5%	106.3%

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
Subsequent to the Initial Public Offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 12 and 18).
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
(a) Basis of preparation
Converium’s financial statements present the financial condition as of December 31, 2004 and 2003 and the related statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004.
The financial statements include all companies which Converium, directly or indirectly controls (more than 50% of voting rights). Special purpose entities, irrespective of their legal structure, are consolidated in instances where Converium has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Investments in associated companies (investments of between 20% and 50% in a company’s voting rights) and joint ventures are accounted for by using the equity method with Converium recording its share of the associated company’s net income and shareholders’ equity.
(b) Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of Converium’s business and the fact that more of its business is transacted in US dollars than in any other currency, the financial statements are reported in US dollars. Other functional currencies include the Swiss franc, the UK pound, the Euro and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in shareholders’ equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.
Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
Losses: Losses and loss expenses are charged to expenses as incurred. Unpaid losses and loss expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss expenses incurred but not reported (the “IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.
The methods of determining such loss and loss expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.
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
(e) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.
Converium establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.
(f) Deposit accounting transactions
Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. In the event that a transaction does not meet the risk transfer requirements promulgated by SFAS 113, the transaction will be accounted for in full accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (‘SOP 98-7”). SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer. SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/(expense) over the coverage period of the policy and is not recorded as a deposit asset/liability.
(g) Invested assets
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
The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 8 and 18 for further description.
(h) Derivative instruments
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
(i) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.
(j) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.
(k) Fixed assets
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
(l) Goodwill and intangible assets
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
Upon application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
(m) Recognition and measurement of long-lived assets
Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.
(n) Income taxes
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
(o) Employee benefits
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
(p) Restructuring costs
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
(q) New accounting pronouncements
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
SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”
In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. This statement has been adopted for all of Converium’s plans. See Note 15 for additional information.
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
Converium has performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that Converium is not the primary beneficiary of the VIE (see Note 12).
EITF Issue 03-1, “The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments (EITF 03-1)”
On September 30, 2004, the FASB delayed the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF Issue 03-1. The adoption of EITF Issue 03-1 did not have a material impact on the financial condition or results of operations.
(r) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Therefore, actual results could differ from those estimates.
3. Restatement of previously issued financial statements
(a) Background to the Restatement: internal review
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, the effects of which are included in these financial statements for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004 and 2003. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. Previously issued financial statements for any of the above periods should no longer be relied upon. All amounts herein have been adjusted to reflect the restatement.
(b) Restatement overview
As a result of the internal review, Converium has concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113, “Accounting and Reporting for Reinsurance and Short-Duration of Long-Duration Contracts”. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.
The effect of the Restatement on certain lines of the income statement and shareholders’ equity for the years ended December 31, 2004, 2003 and 2002 is included in the table below.

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Gross premiums written	137.8	76.5	-163.3
Net premiums written	173.1	95.7	-86.9
Net premiums earned	197.1	91.3	-87.9
(Loss) income before taxes	41.4	-13.7	-39.5
Income taxes	136.9	6.5	-31.5

Net income (loss)	178.3	-7.2	-71.0

Increase (decrease) as of December 31, (US$ million)

Shareholders’ equity	14.6	-155.3	-142.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The table below shows the impact of the above adjustments on basic (loss) earnings per share for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
US$

Basic (loss) earnings per share as previously reported	(12.00)	2.33	1.34
Adjustments to basic earnings (loss) per share	2.81	(0.09)	(0.89)
Basic (loss) earnings per share as restated	(9.19)	2.24	0.45
(c) Details of the Restatement
The Restatement corrects errors in the Company’s accounting for assumed and ceded reinsurance transactions, its accounting for income taxes and certain other items. Some of the adjustments relate to both the timing and recognition of revenues and expenses and affect the comparison of period-to-period results. Although some of the restated items do not affect previously reported net income or consolidated shareholders’ equity, they do affect both the consolidated and business segment reporting of certain line items within the income statement and balance sheet. See the Schedule of Segment Data and Note 7 for additional information on Converium’s business segments, as restated. We have set forth below, a summary of the impact of the Restatement on certain of Converium’s consolidated statement of income and balance sheet accounts affected by the Restatement.
Overall impact of correction to the accounting treatment of certain assumed and ceded transactions
The effect of the correction to the accounting treatment of certain assumed and ceded transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million, except per share amounts)

Selected consolidated statement of income accounts:
Gross premiums written	-17.2	-28.4	-163.3
Net premiums written	53.3	68.5	-86.9
Net premiums earned	77.4	64.1	-87.9
Losses, loss expenses and life benefits	-44.7	-85.9	1.0
Acquisition costs	9.9	-16.6	23.9
Income (loss) before taxes	46.1	-21.0	-30.2
Net income (loss)	29.1	-31.1	-27.8

Basic earnings (loss) per share (US$)	0.46	-0.39	-0.35

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premiums)	-523.4	-744.5
Funds held by reinsureds	-78.9	-121.2
Other assets	-35.1	-39.8
Reinsurance liabilities (including reserves for unearned premiums)	-195.6	-310.1
Funds held under reinsurance contracts	-237.8	-399.0
Shareholders’ equity	-111.1	-137.3
Detailed discussion of the primary transactions or categories of assumed and ceded transactions affected by the Restatement is provided below.
1. In 1998, Zurich Reinsurance (North America) Inc., now CRNA, entered into a series of transactions comprised of two assumed contracts with MBIA — an excess of loss contract (the “Excess Contract”) and a quota share contract (the “Quota Share Contract”) — and a retrocession of substantially all of the liability under these assumed contracts to third parties.
Based upon its consideration of the overall transaction economics and in light of information revealed during the internal review, the Company determined that, at inception, these transactions did not transfer sufficient risk to qualify for reinsurance accounting.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Accordingly, the Company has corrected the accounting treatment of both the Excess Contract and the Quota Share Contract, as well as the retroceded contracts, from reinsurance to deposit accounting.
The pre-tax effect of the Restatement of the MBIA transaction on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	-12.7	-16.9	-16.9
Net premiums written	-1.5	-2.1	-0.9
Net premiums earned	-0.8	-0.7	-0.7
Losses, loss expenses and life benefits	0.3	0.4	0.2
Acquisition costs	0.1	0.1	0.1
(Loss) income before taxes	-0.8	0.3	0.7

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premiums)	-69.8	-64.1
Reinsurance liabilities (including reserves for unearned premiums)	-81.3	-74.6
2. In late 2003, the Company entered into a Guaranteed Minimum Death Benefit (“GMDB”) Stop Loss Reinsurance Agreement (“the GMDB Contract”) with a third party which provided coverage of $75,000,000 in excess of reserves for losses arising out of GMDB reinsurance contracts bound or issued by the Company prior to January 1, 2003. The GMDB Contract was accounted for as if it had transferred sufficient risk to qualify for reinsurance accounting treatment. However, as a result of a related ceded property catastrophe contract with the same party, and a “master profit sharing agreement” with the same party linking both of the foregoing contracts, and certain other related transactions, the Company has now determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there are transactions that involved other parties and payments to the third parties. The Company has now determined that, at inception, there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment of the GMDB Contract and the property catastrophe agreement from reinsurance to deposit accounting. Reinsurance accounting has been retained for that portion of the risk that was transferred to a separate third party.
The Company entered into a Combined Excess of Loss Reinsurance Agreement (the “CEL Agreement”) with another third party, effective October 1, 2001 for a three-month period and subsequently renewed the CEL Agreement for calendar years 2002, 2003 and 2004, respectively. In 2003, coverage for GMDB liability was added to the CEL Agreement. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a likelihood that a side agreement was consummated. The Company has now determined that, at inception, there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these transactions from reinsurance to deposit accounting.
Because all of these transactions were cancelled or commuted effective no later than December 31, 2004, there is no impact on total shareholders’ equity and net income thereafter. The pre-tax effect of the Restatement of these transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	—	—	—
Net premiums written	12.4	25.0	5.3
Net premiums earned	22.0	15.3	5.3
Losses, loss expenses and life benefits	-1.4	-35.0	—
Acquisition costs	-9.1	—	—
Income (loss) before taxes	11.6	-21.7	5.1

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premiums)	—	-44.7
Other reinsurance liabilities	—	-36.5
3. From at least 1998 on, subsidiaries of ZFS have provided and continue to provide coverage to CRNA, including stop-loss coverage relating to losses attributable to the settlement of litigation with the Unicover Pool, 100% quota share coverage of certain structured/finite risk contracts, and aggregate excess of loss coverage in respect of CRNA’s 2001 accident year losses. In turn, the subsidiaries of ZFS have ceded a substantial portion of these liabilities to third parties. On a stand-alone basis, CRNA has accounted for and continues to account for its cession to ZFS subsidiaries as reinsurance accounting. However, as part of the Formation Transactions (see Note 18), Converium AG accepted the financial benefits and risks (including the risk that all or any portion of the reinsurance would not be recovered from those third parties) relating to these ZFS transactions. Therefore, in its consolidated financial statements, Converium has accounted for and continues to account for the cessions by the subsidiaries of ZFS to third parties as if the cessions were made directly from CRNA to the third parties.
Converium treated these retroceded contracts as if they transferred sufficient risk to qualify for reinsurance accounting. However, based on certain related agreements involving those third parties, documentation concerning the overall relationship between the parties and the conduct of the parties after the contracts were entered into, the Company concluded that the risk transfer analysis did not include evaluation of the entire arrangement between the parties, including transactions that involved other parties and payments to the third parties. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a reasonable possibility of side agreements. The Company has now determined that, at inception, there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these ceded transactions from reinsurance to deposit accounting. Certain portions of these transactions that transferred sufficient risk to qualify for reinsurance accounting have not been restated.
The pre-tax effect of these transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	—	—	—
Net premiums written	36.9	30.3	4.6
Net premiums earned	34.9	30.3	6.4
Losses, loss expenses and life benefits	-31.2	-32.1	-60.6
Acquisition costs	19.9	-17.9	1.7
Income (loss) before taxes	38.1	7.3	-30.5

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premiums)	-291.3	-451.9
Funds held by reinsureds	-1.1	-54.6
Other assets	—	—
Reinsurance liabilities (including reserves for unearned premiums)	-0.5	-126.3
Funds held under reinsurance contracts	-152.3	-275.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
4. Six transactions have been corrected because the Company has determined that, at inception, they transferred insufficient risk to qualify for reinsurance accounting and instead should have been accounted for using deposit accounting. Some are transactions in which the Company ultimately reassumed from third parties all or virtually all of the long-tailed liability that it had ceded to third parties. This subset of transactions involved cessions to a Bermuda reinsurer, 9.0% of which was and is owned by Converium, or to another reinsurer not subject to US GAAP (and thus able to account for estimated ultimate losses on a discounted to present value basis.) The Restatement of these transactions eliminates the entire effect of the reinsurance accounting, including (where applicable) the inherent discount related to the ceded loss reserves.
All but one of these transactions expired or were commuted effective no later than March 31, 2005, resulting in no impact on total shareholders’ equity or net income thereafter with respect to those expired or commuted contracts. In particular, certain of the contracts with the Bermuda reinsurer were commuted in 2004 and the first quarter of 2005, resulting in net losses being reported in those years, which are being reversed as a result of the Restatement. The impact of these reversals on the previously reported (loss) income before taxes is US$ 40.0 million in 2005 and US$ 15.7 million in 2004.
The pre-tax effect of the Restatement of these transactions, including the foregoing reversals, on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	-4.5	-11.4	-33.1
Net premiums written	-1.2	8.8	-2.6
Net premiums earned	14.4	12.7	-6.1
Losses, loss expenses and life benefits	-12.5	-16.2	-0.6
Acquisition costs	—	1.3	-5.6
(Loss) income before taxes	-0.1	-6.7	-5.9

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premiums)	-159.4	-180.7
Funds held by reinsureds	-77.8	-66.6
Other assets	-35.1	-39.8
Reinsurance liabilities (including reserves for unearned premiums)	-113.8	-109.3
Funds held under reinsurance contracts	-85.5	-123.1
5. Of the other transactions that the Company has restated, (a) two ceded and two assumed transactions appear to have involved clerical errors, where the Company recognized the appropriate accounting treatment, but a different accounting treatment was mistakenly entered into the Company’s accounting system; and (b) two involved assumed transactions as to which the Company previously recognized that its original decision to use reinsurance accounting instead of deposit accounting was in error, corrected the mistake in the period in which it was identified, but did not adjust the prior year where the quantitative impact of the errors was immaterial. Of the four transactions with clerical errors, one was a ceded transaction where reinsurance accounting was used in error instead of deposit accounting, one was a ceded transaction where prospective reinsurance accounting was used in error instead of retroactive reinsurance accounting, and two were assumed transactions where prospective reinsurance accounting was used in error instead of retroactive accounting.
All but one of these transactions expired or were commuted effective no later than March 31, 2005 with no resulting impact on total shareholders’ equity or net income thereafter, with respect to those expired or commuted transactions.
The pre-tax effect of the Restatement of these six transactions on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	—	-0.1	-113.3
Net premiums written	6.8	6.5	-93.3
Net premiums earned	6.9	6.5	-92.8
Losses, loss expenses and life benefits	0.1	-3.0	62.0
Acquisition costs	-1.0	—	27.7
(Loss) income before taxes	-2.7	-0.2	0.4

Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Reinsurance assets (including reserves for unearned premiums)	-2.9	-3.1
Reinsurance liabilities (including reserves for unearned premiums)	—	0.1
Income tax accounting restatements
For the years ended December 31, 2004, 2003, and 2002, the Company incorrectly calculated deferred income taxes and the respective valuation allowance to certain deferred tax assets. These valuation allowances have been recomputed and adjustments of US$ 95.0 million and US$ 9.9 million have been reflected in the related income tax expense and deferred income tax accounts for the years ended December 31, 2004 and 2003, respectively. There was no impact in 2002.
In addition, for the year ended December 31, 2004, the Company incorrectly recorded a full valuation allowance on the deferred tax asset in the amount of $58.2 million. This valuation allowance related to Converium’s U.S. operations arose from IRC Section 847, Special Estimated Tax Payments and was reflected in the income tax expense, deferred income tax assets and other assets. IRC Section 847 provides a mechanism that assures recoverability for the tax asset (receivable) arising from the discounting of property and casualty loss reserves for tax purposes. This provision allows a reinsurer to take a special income tax deduction in the United States equal to the discount on post 1986 accident year and loss expense reserves while making “special” estimated tax payments equal to the amount of the tax benefit derived from the “special” deduction. The special estimated tax payments can be carried forward for 15 years to offset taxes arising from decreases in the “special” deduction and are treated as regular estimated tax payments or refunded at the end of the carryforward period.
In 2003, Converium filed a refund request for prior years’ special estimated tax payments covered under IRC Section 847. As a result of the claim, Converium reclassified approximately US$ 58.2 million from deferred tax assets into current income tax receivable. In 2004, however, the Internal Revenue Service denied the refund, and consequently, Converium reversed the prior reclassification to current income tax receivable. Subsequently, for the year ended December 31, 2004, the Company incorrectly recorded a full valuation allowance against its net deferred tax asset, which included the $58.2 million referred to above. The Restatement reverses the valuation allowance provided against the $58.2 million as this amount is expected to be recovered through future deductions in tax payments or future refund requests. The deferred tax asset has been reclassified to other assets.
In addition, for its Australian operations, Converium did not provide deferred taxes for its temporary differences in accordance with SFAS No. 109. The restatement corrects its accounts and results in an expense for the years ended December 31, 2004, 2003 and 2002 of US$ 4.4 million, US$ 3.1 million and nil, respectively.
The effect of the Restatement related to income tax accounting on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million, except per share amounts)

Selected consolidated statement of income accounts:
Income taxes	-152.2	-13.2	34.7
Net (loss) income	152.2	13.2	-34.7

Basic earnings (loss) per share (US$)	2.40	0.17	-0.44

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

	2004	2003	2002
Increase (decrease) as of December 31, (US$ million)

Selected consolidated balance sheet accounts:
Other assets	58.2	—
Deferred income tax assets	61.6	-5.8
Deferred income tax liabilities	-6.8	14.3
Shareholders’ equity	126.6	-20.1
Correction of certain other items
In the Restatement, Converium corrected its financial statements for certain other items. A summary of the correction of these items is as follows:

	Participation at Lloyd’s		Other corrections
	2004	2003	2004	2003	2002
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	155.0	104.9	—	—	—
Income (loss) before taxes	3.2	—	-7.9	7.2	-9.3
Net income (loss)	2.1	—	-5.0	10.7	-8.6

Basic earnings (loss) per share (US$)	0.03	—	-0.08	0.13	-0.11

Shareholders’ equity	2.3	—	-3.2	2.2
These corrections are comprised of the following items:
Participations at Lloyd’s
•	Gross presentation of syndicate transactions: Converium participates as a member of a number of syndicates operating in the Lloyd’s of London insurance market. Converium has in prior financial statements reported its participations in certain Lloyd’s syndicate premium and loss activity on a net basis. Subsequent accounting developments in the Lloyd’s market have led to the reporting of more detailed information to participants. Converium has corrected the previously reported amounts.

•	Reinsurance to close: Syndicates at Lloyd’s are formed for a duration of one calendar year. Two years after the conclusion of that year the syndicate will typically transfer any remaining liabilities to a successor syndicate by way of payment of a portfolio premium, known as a reinsurance to close, “RITC”. In previously reported financial statements, Converium did not record the RITC in the correct reporting period; therefore, Converium has adjusted the recording of the RITC so that it is now reported in the proper period.

•	Miscellaneous corrections: Corrections, which were originally concluded to be immaterial, arising on the accounting for the Lloyd’s participations were previously reported in the financial statements in the period they were identified. Through the Restatement, Converium is recording the adjustments made in previous periods in the proper period.
The pre-tax effect of the restated accounting for the participations at Lloyd’s on certain of Converium’s consolidated statement of income and balance sheet accounts is as follows:

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

	2004	2003
Increase (decrease) for the years ended December 31, (US$ million)

Selected consolidated statement of income accounts:
Gross premiums written	$155.0	$104.9
Net premiums written	119.7	27.3
Net premiums earned	119.7	27.3
Losses, loss expenses and life benefits	-34.8	—
Acquisition costs	-73.4	-13.4
Income before taxes	3.2	—

Increase (decrease) as of December 31, (US$ million)
Selected consolidated balance sheet accounts:
Reinsurance assets, (including reserves for unearned premiums)	83.3	47.1
Funds held by reinsureds	94.5	42.1
Reinsurance liabilities, (including reserves for unearned premiums)	118.1	47.1
Funds held under reinsurance contracts	54.6	42.1
Other corrections
Other corrections were also recorded in connection with the Restatement that include miscellaneous immaterial items previously made in Converium’s financial statements in the periods they were identified. Through the Restatement, Converium is recording these items in their proper periods.
In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements, which was disclosed at that time. As part of the Restatement, Converium applied the refined chart of accounts on its financial statements of prior years which resulted in some adjustments between certain line items within the consolidated statements of income and balance sheets. The most significant financial statement adjustments were in the line items premiums receivable, underwriting reserves, reinsurance liabilities, other reinsurance liabilities in the consolidated balance sheets and the losses, loss expenses and life benefits caption in the statements of income. These adjustments did not have any impact on net income or shareholders’ equity.
Additional paid-in capital
Included in the caption “Other items” is a decrease to additional paid-in capital of US$ 70.1 million. This adjustment relates to the cumulative effect of all Restatement adjustments made to net income for the periods prior to December 31, 2001 as these adjustments reduced the net assets of the predecessor businesses of Converium as contributed in the Formation Transactions.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The tables below show the reconciliation of the previously reported income statements and balance sheets to the restated versions, broken out by respective adjustment category as of and for the years ended December 31, 2004, 2003 and 2002.
Converium Holding AG and Subsidiaries
Consolidated statement of loss

(US$ million)
Year ended December 31	2004
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	3,840.9	-17.2	—	155.0	3,978.7
Less ceded premiums written	-287.9	70.6	—	-35.3	-252.6
Net premiums written	3,553.0	53.4	—	119.7	3,726.1
Net change in unearned premiums	132.1	24.0	—	—	156.1
Net premiums earned	3,685.1	77.4	—	119.7	3,882.2
Net investment income	311.6	—	—	1.1	312.7
Net realized capital gains (losses)	46.5	—	—	—	46.5
Other (loss) income	-2.6	3.5	—	-9.1	-8.2
Total revenues	4,040.6	80.9	—	111.7	4,233.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	-3,263.1	-44.7	—	-34.7	-3,342.5
Acquisition costs	-842.5	9.9	—	-79.8	-912.4
Other operating and administration expenses	-217.9	—	—	-1.9	-219.8
Interest expense	-33.1	—	—	—	-33.1
Impairment of goodwill	-94.0	—	—	—	-94.0
Amortization of intangible assets	-9.9	—	—	—	-9.9
Restructuring costs	-2.7	—	—	—	-2.7
Total benefits, losses and expenses	-4,463.2	-34.8	—	-116.4	-4,614.4
(Loss) income before taxes	-422.6	46.1	—	-4.7	-381.2
Income tax (expense) benefit	-338.2	-17.1	152.2	1.8	-201.3
Net (loss) income	-760.8	29.0	152.2	-2.9	-582.5

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium Holding AG and Subsidiaries
Consolidated statement of income

(US$ million)
Year ended December 31	2003
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	4,223.9	-28.4	—	104.9	4,300.4
Less ceded premiums written	-396.9	96.9	—	-77.7	-377.7
Net premiums written	3,827.0	68.5	—	27.2	3,922.7
Net change in unearned premiums	-150.5	-4.4	—	—	-154.9
Net premiums earned	3,676.5	64.1	—	27.2	3,767.8
Net investment income	233.0	—	—	1.4	234.4
Net realized capital gains (losses)	18.4	—	—	—	18.4
Other income (loss)	2.7	17.5	—	-2.7	17.5
Total revenues	3,930.6	81.6	—	25.9	4,038.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	-2,674.2	-85.9	—	—	-2,760.1
Acquisition costs	-803.2	-16.6	—	-12.2	-832.0
Other operating and administration expenses	-197.8	—	—	-4.7	-202.5
Interest expense	-31.0	—	—	—	-31.0
Impairment of goodwill	—	—	—	—	—
Amortization of intangible assets	—	—	—	-1.8	-1.8
Restructuring costs	—	—	—	—	—
Total benefits, losses and expenses	-3,706.2	-102.5	—	-18.7	-3,827.4
Income (loss) before taxes	224.4	-20.9	—	7.2	210.7
Income tax (expense) benefit	-39.3	-10.2	13.2	3.5	-32.8
Net income (loss)	185.1	-31.1	13.2	10.7	177.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium Holding AG and Subsidiaries
Consolidated statement of income

(US$ million)
Year ended December 31	2002
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Revenues
Gross premiums written	3,535.8	-163.3	—	-0.1	3,372.4
Less ceded premiums written	-213.6	76.4	—	—	-137.2
Net premiums written	3,322.2	-86.9	—	-0.1	3,235.2
Net change in unearned premiums	-156.7	-1.0	—	—	-157.7
Net premiums earned	3,165.5	-87.9	—	-0.1	3,077.5
Net investment income	251.8	—	—	—	251.8
Net realized capital gains (losses)	-10.3	—	—	—	-10.3
Other (loss) income	-1.2	32.8	—	—	31.6
Total revenues	3,405.8	-55.1	—	-0.1	3,350.6

Benefits, losses and expenses
Losses, loss expenses and life benefits	-2,492.0	1.0	—	-0.1	-2,491.1
Acquisition costs	-666.7	23.9	—	-4.0	-646.8
Other operating and administration expenses	-173.3	—	—	-5.1	-178.4
Interest expense	-16.4	—	—	—	-16.4
Total benefits, losses and expenses	-3,348.4	24.9	—	-9.2	-3,332.7
Income (loss) before taxes	57.4	-30.2	—	-9.3	17.9
Income tax benefit (expense)	49.4	2.5	-34.7	0.7	17.9
Net income (loss)	106.8	-27.7	-34.7	-8.6	35.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium Holding AG and Subsidiaries
Consolidated balance sheet

(US$ million)
	2004
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	850.4	—	—	—	850.4
Available-for-sale securities:
Fixed maturities	4,834.8	—	—	—	4,834.8
Equity securities	399.4	—	—	—	399.4
Other investments	281.4	—	—	-2.2	279.2
Short-term investments	117.3	—	—	—	117.3
Total investments	6,483.3	—	—	-2.2	6,481.1
Funds Withheld Asset	1,305.1	—	—	—	1,305.1
Total invested assets	7,788.4	—	—	-2.2	7,786.2

Other assets
Cash and cash equivalents	680.9	—	—	—	680.9
Premiums receivable	1,812.0	8.8	—	11.4	1,832.2
Reserves for unearned premiums, retro	111.6	-72.1	—	15.7	55.2
Reinsurance assets:
Underwriting reserves	1,226.2	-357.1	—	68.8	937.9
Insurance and reinsurance balances receivable	233.5	-94.2	—	—	139.3
Funds held by reinsureds	1,721.3	-78.9	—	95.3	1,737.7
Deposit assets	137.0	33.4	—	—	170.4
Deferred policy acquisition costs	484.7	-0.8	—	-1.2	482.7
Deferred income taxes	78.3	-67.2	61.6	7.1	79.8
Other assets	335.4	-35.1	58.2	0.1	358.6
Total assets	14,609.3	-663.2	119.8	195.0	14,260.9

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	8,915.6	-115.2	—	107.9	8,908.3
Reserves for life benefits, gross	407.1	—	—	—	407.1
Insurance and reinsurance balances payable	585.9	—	—	-2.4	583.5
Reserves for unearned premiums, gross	1,312.3	-80.4	—	15.8	1,247.7
Other reinsurance liabilities	110.4	-57.0	—	17.4	70.8
Funds held under reinsurance contracts	379.3	-237.8	—	53.3	194.8
Deposit liabilities	348.5	8.0	—	—	356.5
Deferred income taxes	157.2	-69.7	-6.8	1.1	81.8
Accrued expenses and other liabilities	281.7	—	—	2.8	284.5
Debt	391.1	—	—	—	391.1
Total liabilities	12,889.1	-552.1	-6.8	195.9	12,526.1

Shareholders’ equity
Common stock	554.9	—	—	—	554.9
Additional paid-in capital	1,430.6	—	—	-70.1	1,360.5
Treasury stock	-7.7	—	—	—	-7.7
Unearned stock compensation	-7.5	—	—	—	-7.5
Total accumulated other comprehensive income:
Accumulated other comprehensive income	-6.7	—	-1.0	—	-7.7
Net unrealized gains on investments, net of taxes	116.7	—	-11.7	0.2	105.2
Cumulative translation adjustments	194.1	-7.9	5.3	-0.3	191.2
Total accumulated other comprehensive income	304.1	-7.9	-7.4	-0.1	288.7
Retained (deficit) earnings	-554.2	-103.2	134.0	69.3	-454.1
Total shareholders’ equity	1,720.2	-111.1	126.6	-0.9	1,734.8

Total liabilities and shareholders’ equity	14,609.3	-663.2	119.8	195.0	14,260.9
Note: The “As previously reported” figures at December 31, 2004 in the table above, reflect the balances reported for the December 31, 2004 balance sheet in the 2Q 2005 6-K.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium Holding AG and Subsidiaries
Consolidated balance sheet

(US$ million)
	2003
	As previously	Reinsurance	Taxes	Other	As
	reported	transactions		Items	restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	500.4	—	—	—	500.4
Available-for-sale securities:
Fixed maturities	4,428.2	—	—	—	4,428.2
Equity securities	840.2	—	—	-5.3	834.9
Other investments	173.5	—	—	-21.3	152.2
Short-term investments	55.8	—	—	-0.1	55.7
Total investments	5,998.1	—	—	-26.7	5,971.4
Funds Withheld Asset	1,530.6	—	—	—	1,530.6
Total invested assets	7,528.7	—	—	-26.7	7,502.0

Other assets
Cash and cash equivalents	280.8	—	—	—	280.8
Premiums receivable	2,008.3	-72.2	—	-282.0	1,654.1
Reserves for unearned premiums, retro	—	-88.8	—	198.1	109.3
Reinsurance assets:
Underwriting reserves	1,718.6	-472.5	—	-152.0	1,094.1
Insurance and reinsurance balances receivable	224.0	-183.2	—	—	40.8
Funds held by reinsureds	1,374.0	-121.2	—	42.1	1,294.9
Deposit assets	—	58.8	—	—	58.8
Deferred policy acquisition costs	380.1	-0.8	—	—	379.3
Deferred income taxes	345.1	21.2	-5.8	4.2	364.7
Other assets	495.0	-39.8	—	46.4	501.6
Total assets	14,354.6	-898.5	-5.8	-169.9	13,280.4

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	7,842.8	-127.8	—	164.7	7,879.7
Reserves for life benefits, gross	483.5	—	—	-139.2	344.3
Insurance and reinsurance balances payable	—	-108.8	—	313.4	204.6
Reserves for unearned premiums, gross	1,467.4	-73.5	—	21.1	1,415.0
Other reinsurance liabilities	1,087.3	-73.1	—	-910.0	104.2
Funds held under reinsurance contracts	529.8	-399.0	—	42.1	172.9
Deposit liabilities	—	22.4	—	335.8	358.2
Deferred income taxes	158.3	1.6	14.3	—	174.2
Accrued expenses and other liabilities	311.6	-2.9	—	-2.5	306.2
Debt	390.6	—	—	2.5	393.1
Total liabilities	12,271.3	-761.1	14.3	-172.1	11,352.4

Shareholders’ equity
Common stock	253.0	—	—	—	253.0
Additional paid-in capital	1,326.7	—	—	-70.1	1,256.6
Treasury stock	-10.0	—	—	—	-10.0
Unearned stock compensation	-6.1	—	—	—	-6.1
Total accumulated other comprehensive income:
Accumulated other comprehensive income	—	—	—	-1.2	-1.2
Net unrealized gains on investments, net of taxes	145.3	—	0.3	—	145.6
Cumulative translation adjustments	116.1	-5.1	-2.1	1.1	110.0
Total accumulated other comprehensive income	261.4	-5.1	-1.8	-0.1	254.4
Retained (deficit) earnings	258.3	-132.3	-18.3	72.4	180.1
Total shareholders’ equity	2,083.3	-137.4	-20.1	2.2	1,928.0

Total liabilities and shareholders’ equity	14,354.6	-898.5	-5.8	-169.9	13,280.4

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium Holding AG and Subsidiaries
Condensed consolidated statements of cash flows

	2004		2003		2002
Year ended December 31,	(As previously		(As previously		(As previously
(US$ million)	reported)	(As restated)	reported)	(As restated)	reported)	(As restated)
Cash provided by operating activities	224.5	358.7	1,265.3	917.2	870.4	868.6
Net cash used in investing activities	-195.3	-315.4	-1,314.2	-1,314.2	-1,093.3	-1,110.2
Net cash provided by (used in) financing activities	349.5	347.8	-47.2	252.9	179.0	189.5
Effect of exchange rate changes on cash and cash equivalents	5.4	9.0	29.0	23.7	-15.1	-16.9
Change in cash and cash equivalents	384.1	400.1	-80.7	-120.4	-59.0	-69.0
Cash and cash equivalents as of January 1	280.8	280.8	361.5	401.2	420.5	470.2
Cash and cash equivalents as of December 31	664.9	680.9	280.8	280.8	361.5	401.2
4. Run-off of North American operations
Converium has ceased the writing of substantially all business generated by CRNA in North America and has decided to take the following additional steps with respect to its North American business:
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
The recent ratings downgrades, as well as Converium’s decision to place CRNA into run-off, have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states (see Note 23).
The following table shows the results for CRNA for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
(US$ million)	(Restated)	(Restated)	(Restated)
Gross premiums written	560.2	1,384.3	1,076.8
Net loss before income taxes	-468.3	-39.3	-71.7
Net loss	-662.5	-60.1	-39.7
5. Restructuring costs
In September 2004, as a result of the announced run-off of CRNA operations, Converium notified certain of its employees that their employment would be terminated between two to six months after such notification. For the year ended December 31, 2004, US$ 2.7 million has been expensed primarily due to the costs associated with these severance plans. CRNA is currently evaluating certain of its office leases, and a plan for reduced office space is expected to be approved in 2005 resulting in additional restructuring costs (see Note 27). Additionally, Converium is currently evaluating the cost base of its non-US operations, and a plan for cost reductions is expected to be approved in early 2005 resulting in additional restructuring costs. Converium did not incur any restructuring costs during 2003 or 2002.
6. Foreign currency translation and transactions
Table 6.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized (losses) gains on foreign currency transactions were US$ (5.8) million, US$ (1.8) million and US$ 1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

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
7. Segment information
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
Life & Health Reinsurance: Life and Disability, and Accident and Health.
In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other global functions.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.
Table 7.1 below shows net premiums written by line of business.
Table 7.1
Net premiums written by line of business

(US$ million)	2004	2003	2002
Year ended December 31	(Restated)	(Restated)	(Restated)
Standard Property & Casualty Reinsurance:
General Third Party Liability	429.7	364.0	301.1
Motor	493.5	488.8	353.5
Personal Accident (assumed from non-life insurers)	34.5	35.3	35.0
Property	600.2	793.5	646.0
Total Standard Property & Casualty Reinsurance	1,557.9	1,681.6	1,335.6
Specialty Lines:
Agribusiness	126.9	90.0	22.0
Aviation & Space	404.5	341.6	365.3
Credit & Surety	169.6	239.4	199.2
Engineering	112.2	139.9	116.1
Marine & Energy	86.2	95.3	94.3
Professional Liability and other Special Liability	611.0	643.7	567.4
Workers’ Compensation	226.5	310.9	220.6
Total Specialty Lines	1,736.9	1,860.8	1,584.9
Total non-life reinsurance	3,294.8	3,542.4	2,920.5
Life & Health Reinsurance:
Life and Disability	234.8	172.9	154.7
Accident and Health	196.5	207.4	160.0
Total Life & Health Reinsurance	431.3	380.3	314.7
Total	3,726.1	3,922.7	3,235.2

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 7.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.
Table 7.2
Gross premiums written by geographic area of ceding company

(US$ million)	2004	2003	2002
Year ended December 31	(Restated)	(Restated)	(Restated)
United Kingdom*	1,160.8	1,188.0	910.4
Germany	389.6	286.9	176.1
France	158.2	160.4	106.9
Italy	162.2	131.2	84.0
Rest of Europe	379.8	338.9	224.0
Far East	238.5	266.4	191.9
Near and Middle East	124.3	134.3	124.3
North America	1,235.3	1,642.6	1,389.8
Latin America	130.0	151.7	165.0
Total	3,978.7	4,300.4	3,372.4

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.
In 2004, two reinsurance intermediaries produced approximately 11% and 9% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 11% each in 2003, and 11% and 14% in 2002, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2004.
8. Invested assets and investment income
Table 8.1
Investment income

(US$ million)	2004	2003	2002
Year ended December 31	(Restated)	(Restated)	(Restated)
Investment income:
Fixed maturities	198.3	120.4	132.6
Equity securities	14.8	12.1	13.4
Short-term investments and cash and cash equivalents	8.0	7.4	12.9
Real estate	9.4	11.5	11.5
Other	20.3	8.4	14.5
Funds Withheld Asset	75.1	85.6	81.9
Total investment income	325.9	245.4	266.8
Investment expenses	-11.5	-8.0	-9.1
Real estate expenses	-1.7	-3.0	-5.9
Net investment income	312.7	234.4	251.8
The Funds Withheld Asset (see Note 18) was US$ 1,305.1 million and US$ 1,530.6 million as of December 31, 2004 and 2003, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 8.2
Net realized capital gains and losses

(US$ million)
Year ended December 31	2004	2003	2002
Fixed maturities:
Realized capital gains	23.9	46.1	145.9
Realized capital losses	-18.2	-11.3	-57.9
Equity securities:
Realized capital gains	61.2	9.1	37.5
Realized capital losses	-10.0	-1.7	-90.4
Write-down of impaired investments	-6.2	-27.4	-48.3
Other	-4.2	3.6	2.9
Net realized capital gains (losses)	46.5	18.4	-10.3
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
Table 8.3
Unrealized investment gains and losses (Restated)
(included in other comprehensive income)

	Net change for the			Total as
	year ended December 31			of December 31
(US$ million)	2004	2003	2002	2004	2003
Fixed maturities held-to-maturity	-4.3	14.1	–	9.8	14.1
Fixed maturities available-for-sale	0.9	-8.0	11.2	26.7	25.8
Equity securities available-for-sale	-24.2	148.1	-75.7	70.3	94.5
Hedge funds	2.5	—	—	2.5	—
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	-15.3	-5.6	31.2	-4.1	11.2
Foreign currency effect	—	50.3	-50.3	—	—
Total	-40.4	198.9	-83.6	105.2	145.6
Table 8.4
Investments in fixed maturities
and equity securities

	Cost or		Gross		Gross		Estimated
(US$ million)	amortized cost		unrealized gains		unrealized losses		fair value
As of December 31	2004	2003	2004	2003	2004	2003	2004	2003
Held-to-maturity
Fixed maturities:
Transferred in:
US government	414.2	294.0	—	6.2	–11.3	—	402.9	300.2
Other governments	15.3	14.0	0.5	0.1	—	—	15.8	14.1
Newly invested:
US government	170.1	169.8	0.9	1.8	–0.2	—	170.8	171.6
Other governments	250.8	22.6	3.7	—	—	–0.8	254.5	21.8
Total held-to-maturity	850.4	500.4	5.1	8.1	–11.5	–0.8	844.0	507.7
Available-for-sale
Fixed maturities:
US government	1,765.6	1,728.0	9.1	13.6	–11.6	–8.0	1,763.1	1,733.6
Other governments	1,769.3	1,163.4	15.7	3.8	–2.0	–2.6	1,783.0	1,164.6
Corporate and other debt securities	661.1	671.6	13.4	12.7	–2.4	–3.4	672.1	680.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

	Cost or		Gross		Gross		Estimated
(US$ million)	amortized cost		unrealized gains		unrealized losses		fair value
As of December 31	2004	2003	2004	2003	2004	2003	2004	2003
Mortgage and asset-backed securities	612.2	839.4	5.7	11.5	–1.3	–1.8	616.6	849.1
Total	4,808.2	4,402.4	43.9	41.6	–17.3	–15.8	4,834.8	4,428.2
Equity securities (Restated)	328.9	740.4	73.0	96.2	-2.5	-1.7	399.4	834.9
Total available-for-sale (Restated)	5,137.1	5,142.8	116.9	137.8	-19.8	-17.5	5,234.2	5,263.1
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
Table 8.5
Maturities of unrealized investment losses on
fixed maturities and equity securities

			Gross unrealized losses
				Total gross
(US$ million)	Estimated fair	Less than	Greater	unrealized
As of December 31, 2004	value	one year	than one year	losses
Held-to-maturity
Fixed maturities	91.6	-11.2	-0.3	-11.5
Available-for-sale
Fixed maturities	1,989.2	-15.8	-1.5	-17.3
Equity securities	31.9	-2.5	—	-2.5
Total available-for-sale	2,021.1	-18.3	-1.5	-19.8
The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Table 8.6
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
There are no investments in any entity in excess of 10% of shareholders’ equity at December 31, 2004 and 2003, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 282.1 million and US$ 234.6 million were deposited in trust or with regulatory authorities as of December 31, 2004 and 2003, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2004 or 2003.
As of December 31, 2004, Converium reported total investments including cash and cash equivalents of US$ 7,162.0 million, of which (i) US$ 1,060.8 million were pledged as collateral relating to outstanding letters of credit of US$ 955.7 million of the US$ 1.6 billion Syndicated Letter of Credit Facility, (ii) US$ 704.7 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 109.3 million were pledged primarily as deposits with French cedents, and (iv) US$ 562.1 million were pledged to support Converium-internal reinsurance transactions.
9. Goodwill and other intangible assets
Goodwill was US$ 49.2 million and US$ 140.2 million, at December 31, 2004 and 2003, respectively. The carried value of other intangible assets was US$ 20.6 million and US$ 24.7 million at December 31, 2004 and 2003, respectively. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.
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
In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (“GAUM”), a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in-force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million). Converium as a shareholder also provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million).
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
See Notes 4 and 19 for additional information on GAUM. See Note 19 for additional information on the Medical Defence Union (the “MDU”) and MDUSL.
10. Losses and loss expenses
Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
Table 10.1
Reserves for losses and loss expenses

	(Restated)	(Restated)	(Restated)
(US$ million)	2004	2003	2002
As of January 1
Gross reserves for losses and loss expenses	7,879.7	6,876.9	5,642.3
Less reinsurance recoverable	1,041.3	1,085.7	1,099.2
Net reserves for losses and loss expenses	6,838.4	5,791.2	4,543.1
Loss and loss expenses incurred
Current year	2,895.3	2,736.1	2,264.6
Prior years	336.8	-63.5	201.1
Total	3,232.1	2,672.6	2,465.6
Losses and loss expenses paid
Current year	541.4	437.1	340.2
Prior years	1,938.9	1,504.4	1,171.0
Total	2,480.3	1,941.5	1,511.2
Foreign currency translation effects	403.6	316.9	293.7
As of December 31
Net reserves for losses and loss expenses	7,993.8	6,838.4	5,791.2
Reinsurance recoverable	914.5	1,041.3	1,085.7
Gross reserves for losses and loss expenses	8,908.3	7,879.7	6,876.9
Prior years’ loss and loss expenses incurred in 2004 of $(336.8) million net were primarily driven by reserve strengthening of ($565.7 million) (See “— Adequacy of reserves”), and the impacts on losses and loss expenses incurred of (i) adjustments of ultimate premium estimates ($186.4 million) and (ii) the reduction of reinsurance recoverables of ($(12.0) million), which is offset by the effect of commutations. As a result of the restatement the previously reported prior years’ loss and loss expenses incurred in 2004 has changed from $(342.5) to $(336.8) of which the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our strategic partnership with MDU accounted for $10.5 million of this change.
Converium has experienced significant adverse development predominantly in its US casualty reinsurance lines for the last several years. Since 2000, Converium has, as restated, recorded a total of US$ 1,036.1 million of additional net provisions on prior years’ non-life business (2000: US$ 165.0 million; 2001: US$ 167.8 million; 2002: US$ 201.1 million; 2003: US$ (63.5) million; and 2004: US$ 565.7 million).
During early 2004, Converium announced that reported losses from prior years’ US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, Converium commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by US$ 565.7 million for the year ended December 31, 2004. This action was taken in response to the

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. While Converium believes that it has fully addressed this issue through our reserving actions, volatility is expected to persist for some time.
In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of US$ 95.8 million primarily related to adverse developments of General Third Party Liability (US$ 109.3 million), motor liability outside the United States (US$ 91.7 million) and Personal Accident (non-life) (US$ 8.1 million), which was partially offset by positive developments related to property (US$ 82.1 million) and miscellaneous liability (US$ 31.2 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of US$ 469.9 million primarily related to adverse developments of the Professional Liability and other Special Liability lines (US$ 430.7 million), particularly excess & surplus lines and umbrella, Workers’ Compensation (US$ 55.4 million), and Engineering (US$ 12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space (US$ 24.5 million), Agribusiness (US$ 0.7 million), and Credit & Surety (US$ 3.8 million).
In 2003, the positive development of US$ 63.5 million consisted of positive development on the property (US$ 113.5 million) and Aviation & Space (US$ 110.7 million) lines of business, offset by adverse development on workers’ compensation and professional liability and other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 40.4 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
In 2002, Converium strengthened reserves for prior years by US$ 201.1 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 201.1 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 114.8 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.
The reserves for certain losses and loss expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 618.6 million and US$ 594.4 million have been discounted using an average interest rates of 3.5% in 2004 and 2003, respectively. This has reduced reserves by US$ 69.6 million and US$ 65.3 million as of December 31, 2004 and 2003, respectively. In addition, deferred charges relating to retrospective reinsurance and structured settlements totaling US$ 75.9 million and US$ 64.3 million as of December 31, 2004 and 2003, respectively, are included in other assets.
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
September 11th terrorist attacks
As of December 31, 2004, Converium recorded gross and net incurred losses and loss expenses related to the September 11th terrorist attacks as follows:

		Retrocessional
Segment		reinsurance
(US$ million)	Gross losses	recoveries	Net losses
Standard Property & Casualty Reinsurance	263.7	155.2	108.5
Specialty Lines	380.0	211.3	168.7
Life & Health Reinsurance	20.0	8.0	12.0
Total	663.7	374.5	289.2
Included in the reinsurance recoveries above are US$ 56.7 million due from Zurich Financial Services and subsidiaries.
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
In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased Converium’s gross losses and loss expenses by US$ 8.7 million, but as Converium’s losses are capped at US$ 289.2 million by Zurich Financial Services, this ruling did not have an effect on Converium’s net loss position. In 2004, 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks.
Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 18) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.
ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.
CRNA is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify CRNA against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 18 for further information.
11. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to GMDB features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.5 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
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
As of December 31, 2004, the following values were estimated as described above:
Table 11.1

					Gross
	Average		Account		SOP 03-1
(US$ million)	age	GMDB	value	NAR	reserve
Guarantee type
Ratchet	65.4	2,110.4	1,771.9	407.4	24.7
Rollup	70.1	585.0	405.5	188.7	21.7
Rollup & ratchet	66.7	21.6	18.2	4.9	0.2
Return of premium	63.3	21.5	21.2	2.6	0.1
Reset	58.3	288.4	296.9	23.3	1.1
Reset & return of premium	59.8	131.1	131.0	8.6	0.4
Total	66.5	3,158.0	2,644.7	635.5	48.2
The table below shows the cash flow and claim reserves balances for the periods shown:
Table 11.2
(US$ million)

Year ended December 31	2004	2003	2002
Received reinsurance premium, net of commission and brokerage	5.1	4.5	5.4
Paid losses	13.3	20.4	12.5

As of December 31	2004	2003
Claim reserves (including case reserves and IBNR)	4.9	7.7
For the year ended December 31, 2004 there were no exceptional reserving actions required for the GMDB book of business. In 2003 and 2002, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by US$ 55.5 million (to US$ 91.0 million) and US$ 15.6 million, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.
Although Converium feels that its current carried reserves for its GMDB exposure are adequate, the Company will continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.
12. Retrocessional reinsurance and catastrophe protection
Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004 and 2003, Converium held US$ 300.9 million and US$ 163.2 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2004, recoverables from subsidiaries of Zurich Financial Services total 7.6% of shareholders’ equity. There were no recoverables from any other retrocessionaire that exceeded 10% of shareholders’ equity at December 31, 2004. Allowances of US$ 30.6 million and US$ 20.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004 and 2003, respectively.
National Indemnity Cover
In order to provide additional comfort as regards to Converium’s reserve position, Converium has acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional US$ 150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of US$ 150.0 million attaches at US$ 100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss expense reserves as of June 30, 2004 plus the expected losses and allocated loss expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30,

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is US$ 20.0 million and has been recorded in the income statement under the caption “Other (loss) income”. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to US$ 60.0 million being paid in the event that the cover is fully utilized. No losses have been ceded as of December 31, 2004.
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
Table 12.1

	Gross		Reinsurance assets		Net of reinsurance
(US$ million)	2004	2003	2004	2003	2004	2003
Year ended December 31	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Reserves for losses and loss expenses	8,908.3	7,879.7	914.5	1,041.3	7,993.8	6,838.4
Reserves for unearned premiums	1,247.7	1,415.0	55.2	109.3	1,192.5	1,305.7
Future life benefits	407.1	344.3	23.4	52.8	383.7	291.5
Total underwriting reserves	10,563.1	9,639.0	993.1	1,203.4	9,570.0	8,435.6
Table 12.2
Premiums written and earned

	Premiums written			Premiums earned
(US$ million)	2004	2003	2002	2004	2003	2002
For the years ended December 31	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Direct premiums	490.9	561.4	88.1	574.1	325.9	77.1
Assumed premiums	3,493.4	3,748.5	3,293.7	3,622.7	3,747.0	3,148.4
Ceded premiums	-252.6	-377.8	-137.2	-309.0	-295.7	-138.6
Catastrophe Agreement	-5.6	-9.4	-9.4	-5.6	-9.4	-9.4
Total	3,726.1	3,922.7	3,235.2	3,882.2	3,767.8	3,077.5
Adjustments of ultimate premium estimates: During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 221.1 million; after reflecting the impact on accrued acquisition costs of US$ 16.5 million and losses of US$ 186.4 million, the impact of these adjustments on the technical result was an increase of US$ 18.2 million.
Table 12.3
Benefits, losses and expenses

(US$ million)	2004	2003	2002
For the years ended December 31	(Restated)	(Restated)	(Restated)
Losses, loss expenses and life benefits
Direct	-205.6	-13.3	125.2
Assumed	3,695.9	2,905.4	2,469.2
Ceded	-147.8	-132.0	-103.3
Total	3,342.5	2,760.1	2,491.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

(US$ million)	2004	2003	2002
For the years ended December 31	(Restated)	(Restated)	(Restated)
Acquisition costs
Direct	-12.7	7.0	24.6
Assumed	967.7	852.9	645.4
Ceded	-42.6	-27.9	-23.2
Total	912.4	832.0	646.8
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
13. Debt
Converium Holdings (North America) Inc. (“CHNA”) assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. In 2004, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated Senior Notes of CHNA were funded (i) by corresponding dividends of CHNA with regards to the coupon payment of April 15, 2004; and (ii) by Converium AG with regards to the coupon payment of October 15, 2004, due to the dividend restrictions of CHNA (see Note 23).
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
14. Income taxes
14a.) Income taxes
Table 14.1 below illustrates the current and deferred income tax expense (benefit) for Converium.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 14.1
Income tax expense (benefit)

(US$ million)	2004	2003	2002
For the years ended December 31	(Restated)	(Restated)	(Restated)
Current
Switzerland	-1.8	5.4	23.2
Non-Switzerland	14.1	-46.1	0.9
Total current	12.3	-40.7	24.1
Deferred
Switzerland	-17.5	33.3	-24.8
Non-Switzerland	206.5	40.2	-17.2
Total deferred	189.0	73.5	-42.0
Total income tax expense (benefit)	201.3	32.8	-17.9
Table 14.2 below provides a summary of items accounting for the difference between the Swiss federal income tax expense (benefit) computed at the statutory rate and the provision for income taxes reported in the consolidated financial statements. The statutory tax rate reflects the Swiss income tax rate for Converium AG before any income allocation to its branches. All previously published rate reconciliation tables were based on a blended tax rate comprising the pre-tax income and applicable statutory tax rates for all Converium entities.
Table 14.2
Expected and actual income tax expense (benefit)

(US$ million)	2004	2003	2002
Year ended December 31	(Restated)	(Restated)	(Restated)
(Loss) income before tax	-381.2	210.6	18.2
Statutory average tax rate Converium AG	21.4%	21.4%	21.4%
Expected income tax expense (benefit)	-81.6	45.1	3.9
Increase (reduction) in taxes resulting from:
Change in valuation allowance	473.7	—	—
Foreign tax-rate differential	-216.7	-27.3	-26.1
Accrued income taxes	—	38.0	—
Tax exempt investment income	—	—	-2.9
Tax exempt realized gains (losses) from equity securities	-3.3	1.8	5.6
Change in applicable tax rate	1.2	3.9	-0.6
Change in net operating loss	-6.0	-29.8	13.5
Impairment of goodwill	32.9	—	—
Stop loss	—	—	-4.9
Other	1.0	1.1	-6.3
Actual income tax expense (benefit)	201.3	32.8	-17.8
Effective tax rate	52.8%	15.6%	-99.4%
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 347.6 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA. Additionally, Converium’s consolidated income tax expense for 2004 includes an expense of US$ 126.1million related to the establishment of a valuation allowance against the net deferred tax assets at Converium AG. This expense was partially offset by the increase in net operating losses and the reduction in deferred tax liabilities.
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
As required under SFAS No. 109,,Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. As a result of significant negative evidence, including historical losses, valuation allowances have been established against Converium AG and CRNA’s net deferred tax assets to reflect the continued net loss position of the companies. The companies may offset future taxable income against the existing net operating losses carried forward, resulting in no tax expense on such income until such time as the net operating losses are utilized, expire or the valuation allowance is released. For CRNA, should the NOL carryforwards be realized due to positive future taxable income, the possibility exists that an alternative minimum tax liability may be incurred while the NOLs are being realized. If this is the case, for U.S. tax purposes, any resulting alternative minimum tax liability can be carried forward indefinitely and be used in the future against regular tax liability. If the NOL carryforwards are subject to limitation under Sec. 382, as discussed below,

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
then the likelihood of such alternative minimum tax liability would also be affected.
As of December 31, 2004, Converium had total net operating losses carried forward of US$ 2,109.7 million available to offset future taxable income of certain branches and subsidiaries. Substantially all of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2008 through 2011, respectively. The benefits of these carryforwards are dependent on the generation of taxable income in those jurisdictions in which they arose, and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets at each reporting period. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.
Converium’s deferred income tax assets and liabilities are reflected in table 14.3 below.
Table 14.3
Deferred income taxes
(US$ million)

	2004	2003
	(Restated)	(Restated)
Deferred income tax assets
Loss reserve discount	106.9	106.6
Other technical adjustments	32.9	52.4
Accruals not currently deductible	20.5	25.4
Partnership loss	2.6	5.5
Net operating loss carryforwards	490.0	153.9
Goodwill	8.1	11.0
Unrealized currency losses	21.4	7.5
Other	14.2	40.3
Total deferred income tax assets	696.6	402.6
Valuation allowance	-534.1	-37.9
Net deferred income tax assets	162.5	364.7

Deferred income tax liabilities
Loss and benefit reserves	25.5	13.3
Deferred policy acquisition costs	74.3	70.8
Unrealized appreciation of investments	21.9	34.4
Investments	10.2	10.8
Other technical adjustments	27.4	41.1
Other	5.2	3.8
Total deferred income tax liabilities	164.5	174.2
Net deferred income taxes as of December 31	-2.0	190.5
The current net income tax payable as of December 31, 2004 was US$ 16.4 million as compared to a current net income tax receivable of US$ 44.1 million at December 31, 2003. In 2003, CRNA filed a refund request for special estimated tax payments, covered under U.S. Internal Revenue Code Section 847, made for prior years. As a result of the claim, Converium reclassified approximately US$ 58.2 million from deferred tax assets into other assets.
Converium’s net operating loss carryforwards by expiration date are as follows:
Table 14.4
Net operating loss carryforwards
(US$ million)

		Deferred
	Net operating loss	income
	carryforward	tax asset
One year through five years	111.2	17.1
Over five years	1,998.5	472.9

Total as of December 31, 2004 (Restated)	2,109.7	490.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
14b.) Income taxes – additional information
Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA, of approximately US$ 800.0 million, is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s rights offering in 2004 and in combination with prior changes in ownership, the Company may have potentially triggered this limitation. Management is currently reviewing the impact of the shares offering during 2004 along with the other changes in ownership to determine whether a limitation has actually been triggered. The finalization of this assessment could result in adjustments to current and deferred tax assets and liabilities, however, there will be no income statement impact as we have established a full valuation allowance against the net deferred tax balances previously recorded at CRNA.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of FASB Concept No. 6, “Elements of Financial Statements”, paragraph 35.
The Company does not affirmatively apply Accounting Principles Board Opinions No. 23 (APB23), Accounting for Income Taxes—Special Areas, and therefore is required under SFAS No. 109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors including, no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
15. Employee benefits
Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.
Personnel costs incurred for 2004, 2003 and 2002 were US$ 131.1 million, US$ 123.9 million and US$ 110.7 million, respectively. The 2004 amount includes US$ 15.7 million of costs related to the retention plans rolled out in September 2004 (see Note 16).
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
The principal actuarial weighted average assumptions used for calculating defined benefit plans are as follows:
Table 15.1
Weighted average

	2004	2003	2002
Discount rate	3.46%	3.99%	3.85%
Expected long-term rate of return on assets	5.50%	6.00%	6.00%
Future salary increases	2.00%	2.00%	2.16%
Future pension increases	0.89%	0.90%	0.91%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 15.2

(US$ million)	2004	2003	2002
Projected benefit obligation
Projected benefit obligation as of January 1	80.3	64.9	43.6
Service cost	7.4	7.6	5.0
Interest cost	3.2	2.6	2.1
Actuarial losses (gains)	10.1	–3.8	4.5
Foreign currency translation effects	9.3	8.8	9.8
Benefits paid	–0.9	0.2	–0.1
Projected benefit obligation as of December 31	109.4	80.3	64.9
Fair value of plan assets
Fair value of plan assets as of January 1	50.6	35.6	23.6
Actual return on plan assets	2.5	2.9	–0.9
Employee contributions	3.1	2.6	1.8
Employer contributions	7.1	4.4	5.9
Foreign currency translation effects	5.8	4.9	5.3
Benefits paid	–0.9	0.2	–0.1
Fair value of plan assets as of December 31	68.2	50.6	35.6
Funded status
Funded status	–41.2	–29.7	–29.3
Unrecognized transition obligation	—	—	2.8
Unrecognized net actuarial losses (gains)	18.9	6.6	8.2
Unrecognized prior service cost	–1.7	–1.7	–1.7
Additional plan liabilities	–7.7	—	–1.1
Accrued benefit liability	–31.7	–24.8	–21.1
Amounts recognized in the balance sheet
Accrued benefit liability	–31.7	–24.8	–21.1
The net periodic benefit expense in the income statement consists of the following components:
Table 15.3
Net periodic benefit expense

(US$ million)
For the years ended December 31	2004	2003	2002
Service cost	7.4	7.6	5.0
Interest cost	3.2	2.6	2.1
Expected return on plan assets	–3.1	–2.4	–1.7
Employee contributions	–3.1	–2.6	–1.8
Amortization of transition obligation	—	0.6	0.5
Amortization of actuarial (gains) losses	—	0.4	—
Amortization of past service cost	–0.2	–0.2	–0.2
Net periodic benefit expense	4.2	6.0	3.9
The movement in the accrued benefit liability was as follows:
Table 15.4
Accrued benefit liability

(US$ million)
Year ended December 31	2004	2003	2002
Balance at January 1	–24.8	–21.1	–18.6
Current year expense	–4.2	–6.0	–3.9
Contributions paid	7.1	4.4	5.9
Foreign currency translation effects	–2.1	–2.1	–3.4
Additional plan liabilities	–7.7	—	–1.1
Balance at December 31	–31.7	–24.8	–21.1
The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2004 were as follows:

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 15.5
Expected future cash flows

(US$ million)
Employer contributions
2005 (estimate)	5.9

Expected future benefit payments
2005	3.1
2006	3.3
2007	3.5
2008	3.6
2009	3.8
2010–2014	21.5
The weighted average assets allocation of funded defined benefit plans at December 31, 2004 were as follows:
Table 15.6
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
16. Share compensation and incentive plans
Converium has various incentive- and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
Table 16.1 summarizes the status of Converium’s share plans for 2004, 2003 and 2002.
Table 16.1

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
Table 16.2 summarizes the status of Converium’s outstanding stock options for 2004, 2003 and 2002.
Table 16.2

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
Table 16.3

Weighted average	2004		2003		2002
Risk-free rate		2.11%		1.51%		1.87%
Expected life	3 years		3 years		3 years
Expected volatility		31.74%		27.24%		31.27%
Dividend yield		2.00%		1.78%		0.80%
Fair value of options granted	US$	3.38	US$	7.43	US$	11.11

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 16.4 summarizes information about stock options outstanding at December 31, 2004:
Table 16.4

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
17. Shareholders’ equity
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
(c) Conditional share capital

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For CRNA, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid (see Note 23).
18. Transactions with Zurich Financial Services
Converium refers to the transactions that led to its divestiture from Zurich Financial Services as the “Formation Transactions”, of which one of the key transactions was the Quota Share Retrocession Agreement.
In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third-party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss expenses and experience account balances relating to this business.
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
See Notes 8, 10, 12, 16, 19 and 22 for other transactions with Zurich Financial Services.
19. Related party transactions
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium as a shareholder provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million). In addition, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
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
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium believes that no formal action was taken by the pool membership committee to serve a notice terminating its membership of Converium. However, the committee has discussed Converium’s downgrade and sought to take action to limit its rights to dispute the validity of any notice served on Converium. The continuation of Converium’s membership at its current rating was likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium entered into formal written fronting arrangements, preventing the termination of its membership in the pool. The fronting arrangements require Converium to post collateral to secure its reinsurance obligations under the fronting arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s membership were terminated, it also may be required to sell its shares in GAUM at an amount less than its carrying value. See Notes 4 and 9 for additional information on GAUM.
MDU

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
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve it with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. The recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Note 9 for additional information on MDU.
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
Managing Director
In order to enhance the effectiveness of strategic and operational decision-making and greater collaboration between the Board of Directors and the Global Executive Committee (“GEC”), Converium established the position of Managing Director. On September 10, 2004, Terry G. Clarke was appointed as Converium’s new Managing Director. The Managing Director serves on the Board and has oversight over the day-to-day management of Converium’s business. The Managing Director attends all meetings of the GEC and has veto power over decisions taken by the GEC. In addition to the Managing Director’s regular compensation as a member of the Board of Directors, Terry G. Clarke receives a remuneration of GBP 50,000 (US$ 91,620) per month plus reimbursement for customary expenses. For 2004, Converium paid Terry G. Clarke GBP 190,909 (US$ 349,822) related to this role. In February 2005, Terry G. Clarke assumed the role of Chief Executive Officer of Converium (see Note 27).
20. Supplemental cash flow disclosures
Table 20.1
Supplemental cash flow disclosures

(US$ million)	2004	2003	2002
Income taxes paid	-10.2	-2.7	-2.3
Interest expense paid	–33.1	–31.0	–16.4
21. Fair value of financial instruments
The methods and assumptions used by Converium in estimating the fair value of financial instruments are:
•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.
•	Equity securities: fair values are based on quoted market prices.
•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
•	Other investments: for which quoted market prices are not readily available are not fair valued and are not significant to Converium.
•	Cash and short-term investments: carrying amounts approximate fair value.
•	Debt: fair values are generally based upon quoted market prices.
Table 21.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2004 and 2003.
Table 21.1
Fair value of financial instruments

	Total	Total	Total	Total
	fair	carrying	fair	carrying
	value	value	value	value
(US$ million)	2004	2004	2003	2003
As of December 31	(Restated)	(Restated)	(Restated)	(Restated)
Fixed maturities	5,678.8	5,685.2	4,935.9	4,928.6
Equity securities	399.4	399.4	834.9	834.9
Other investments (excluding real estate)	140.4	140.4	22.0	22.0
Short-term investments	117.3	117.3	55.7	55.7
Funds Withheld Asset	1,305.1	1,305.1	1,530.6	1,530.6
Cash and cash equivalents	680.9	680.9	280.8	280.8
Debt	–330.6	–391.1	–428.6	–393.1
22. Commitments and contingencies
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
Table 22.1 lists minimum future payments under operating leases with terms in excess of one year.
Table 22.1

Minimum future payments under operating leases	Rental
(US$ million)	payments
2005	13.3
2006	13.3
2007	13.2
2008	13.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Minimum future payments under operating leases	Rental
(US$ million)	payments
2009	11.8
2010 and thereafter	20.9
Total	85.6
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
CRNA entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”), an indirect parent of ZC Resource and a co-guarantor of the prime lease, for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty. See Note 26 for additional information on guarantees. As a result of the announced run-off of CRNA, Converium is currently evaluating certain of its office leases in North America, and a plan for reduced office space is expected to be approved in 2005 (see Note 27).
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
Superior National Matters
On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA (see Note 27). The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).
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
U.S. Life Insurance Company arbitration
The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 27).
All American Life Insurance Company arbitration

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
Current industry issues
To date, Converium is neither a defendant in the lawsuit that New York State Attorney General, Elliott Spitzer, filed against a leading US insurance broker on October 14, 2004, nor has Converium been contacted with respect to the lawsuit or any related investigation. There has been widespread speculation in the media regarding the potential impact and scope of the Spitzer investigation on the insurance industry. It remains difficult to predict whether it will be expanded to include other industry participants. However, CRNA has received subpoenas from each of the Securities and Exchange Commission and the New York Attorney General’s Office regarding a transaction with MBIA — for further information see Note 28 — Review of Certain of our Reinsurance Transactions.
Class action lawsuits
Commencing on October 4, 2004, seven securities class action lawsuits have been filed against Converium and certain of its officers and directors. The complaints are as follows: Meyer v. Converium Holding AG, et al., 04 CV 07897, which names Converium Holding AG,

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
U.S. Securities and Exchange Commission trading investigation
In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the U.S. Securities and Exchange Commission (the “Commission”). As a result of that request, Converium understands that the Commission is conducting an investigation to determine whether there have been violations of the US federal securities laws in connection with transactions in Converium’s securities by certain persons, including certain of its insiders, prior to Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modelled US casualty loss emergence primarily related to the underwriting years 1997 to 2001.
CRNA has voluntarily responded to the Commission’s request, and intends to continue to cooperate with the Commission.
Investigation by the Swiss Federal Banking Commission
In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modelled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium fully complied with the respective request by providing all relevant information to the Commission.
23. Regulation
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
As a result of the reserve strengthening and related impairment of goodwill and deferred taxes, CHNA recorded an impairment charge of US$ 571.5 million in its US GAAP accounts with regards to its participation in CRNA. This impairment did not have a material impact on the consolidated financial position or results of operations. As of December 31, 2004 CHNA reported a value of US$ 342.5 million for its investment in CRNA in its US GAAP accounts.
In respect of Converium AG’s investment in CHNA, Converium AG recorded an impairment charge of US$ 802.4 million in its US GAAP accounts and of CHF 1,332.4 million in its local statutory accounts in the fourth quarter of 2004. These impairment charges did not have a material impact on the consolidated financial position or results of operations. As of December 31, 2004 Converium AG reported a value of US$ 98.5 million for its investment in CHNA in its US GAAP accounts.
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
24. Consolidated entities
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
25. (Loss) earnings per share
Converium Holding AG purchased 368,463 shares and 377,650 shares during 2004 and 2003, respectively, related to share-based compensation plans.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The following table shows the average shares outstanding:

(in US$ million, except per share information)	2004	2003	2002
For the years ended December 31	(Restated)	(Restated)	(Restated)
Net (loss) income	(582.5)	177.9	35.8
Average shares outstanding (millions)	63.4	39.8	39.9
Average diluted shares outstanding (millions)	64.1	40.3	40.5
Basic (loss) earnings per share	(9.19)	2.24	0.45
Diluted (loss) earnings per share	(9.19)	2.23	0.45
(Loss) earnings per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004 (see Note 17). The (loss) earnings per share calculation is based on an adjusted number of average shares outstanding and the 2003 and 2002 amounts have been restated accordingly.
Diluted (loss) earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.
26. Subsidiary issuer information
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
Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.
Condensed consolidating
statements of income

(US$ million)				Non-
Year ended December 31, 2004	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues

Net premiums written	—	2,683.4	—	1,042.7	—	3,726.1
Net premiums earned	—	2,599.8	—	1,282.4	—	3,882.2
Net investment income	13.4	189.4	13.4	123.2	-26.7	312.7
Net realized capital gains (losses)	—	12.6	—	33.9	—	46.5
Other income (loss)	23.7	-30.4	19.0	-21.4	—	-8.2
Total revenues	37.1	2,771.4	32.4	1,418.1	-26.7	4,233.3
Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,988.2	—	-1,354.3	—	-3,342.5
Acquisition costs	—	-650.0	—	-261.5	—	-912.4
Other operating and administration expenses	-11.7	-105.0	-0.1	-103.0	—	-219.8
Interest expense	-10.6	-0.4	-16.5	-32.3	26.7	-33.1
Impairment of goodwill	—	—	—	-94.0	—	-94.0
Amortization of intangible assets	—	-9.9	—	—	—	-9.9
Restructuring costs	—	-0.2	—	-2.5	—	-2.7
Total benefits, losses and expenses	-22.3	-2,753.7	-16.6	-1,847.6	26.7	-4,614.4
Income (loss) before taxes	14.8	17.7	15.8	-429.5	—	-381.2

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

(US$ million)				Non-
Year ended December 31, 2004	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Income tax benefit (expense)	2.5	6.6	-0.1	-210.3	—	-201.3
Income (loss) before equity in
(loss) income of subsidiaries	17.3	24.3	15.7	-639.8	—	-582.5
Equity in (loss) income of subsidiaries	-599.8	-624.1	—	—	1,223.9	—
Net (loss) income	-582.5	-599.8	15.7	-639.8	1,223.9	-582.5

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2004 (Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Assets

Invested assets
Fixed maturities	—	2,956.6	14.8	2,713.8	—	5,685.2
Equity securities	—	255.8	—	143.6	—	399.4
Investment in subsidiaries	1,675.7	600.6	—	—	-2,276.3	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	46.7	337.4	—	244.3	-231.9	396.5
Total investments	1,872.4	4,150.4	189.8	3,101.7	-2,833.2	6,481.1
Funds Withheld Asset	—	1,305.1	—	—	—	1,305.1
Total invested assets	1,872.4	5,455.5	189.8	3,101.7	-2,833.2	7,786.2
Other assets
Cash and cash equivalents	2.1	345.1	4.2	329.5	—	680.9
Premiums receivable	—	1,582.0	—	376.5	-126.1	1,832.2
Reserves for unearned premiums, retro	—	35.6	—	300.3	-280.7	55.2
Reinsurance assets	—	521.5	—	1,870.7	-1,315.0	1,077.2
Funds held by reinsureds	—	1,342.4	—	812.4	-417.1	1,737.7
Deposit assets	—	122.2	—	48.2	—	170.4
Deferred policy acquisition costs	—	418.2	—	64.5	—	482.7
Deferred income taxes	—	8.1	—	71.7	—	79.8
Other assets	38.7	240.0	65.8	117.7	-103.6	358.6
Total assets	1,913.2	10,070.6	259.8	7,093.2	-5,075.9	14,260.9
Liabilities and equity
Liabilities
Reinsurance liabilities	—	6,532.1	—	4,789.7	-1,422.9	9,898.9
Reserves for unearned premiums, gross	—	1,059.0	—	469.0	-280.3	1,247.7
Other reinsurance liabilities	—	43.9	—	52.2	-25.3	70.8
Funds held under reinsurance contracts	—	32.3	—	579.7	-417.2	194.8
Deposit liabilities	—	334.9	—	21.6	—	356.5
Deferred income taxes	—	15.2	—	66.6	—	81.8
Accrued expenses and other liabilities	24.2	377.5	1.4	206.1	-324.7	284.5
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.6	197.5	—	391.1
Total liabilities	174.2	8,394.9	195.0	6,557.4	-2,795.4	12,526.1
Shareholders’ Equity
Common stock and additional paid-in capital	1,919.6	1,874.0	—	1,288.1	-3,166.3	1,915.4
Treasury stock	-7.7	—	—	—	—	-7.7
Unearned stock compensation	-7.5	—	—	—	—	-7.5
Total accumulated comprehensive income (loss)	288.7	259.8	9.4	53.6	-322.8	288.7
Retained (deficit) earnings	-454.1	-458.1	55.4	-805.9	1,208.6	-454.1
Total shareholders’ equity	1,739.0	1,675.7	64.8	535.8	-2,280.5	1,734.8
Total liabilities and shareholders’ equity	1,913.2	10,070.6	259.8	7,093.2	-5,075.9	14,260.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
statements of cash flows

(US$ million)				Non-
Year ended December 31, 2004	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	41.6	698.9	2.1	-383.9	—	358.7
Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-214.9	—	-13.3	—	-228.2
Proceeds from sales and maturities of fixed maturities	—	936.3	—	3,179.7	—	4,116.0
Purchases of fixed maturities available-for-sale	—	-1,663.5	—	-2,756.7	—	-4,420.2
Proceeds from sales of equity securities	—	279.6	—	703.5	—	983.1
Purchases of equity securities	—	-67.0	—	-470.5	—	-537.5
Net increase in short-term investments	—	—	—	-55.3	—	-55.3
Proceeds from sales of other assets	—	54.2	—	28.1	—	82.3
Purchase of other assets	—	-152.0	—	8.0	—	-144.0
Net (increase) decrease in deposit assets	—	-73.3	—	-38.3	—	-111.6
Notes receivable	-46.7	-49.2	—	-135.9	231.8	—
Investment in subsidiaries	-355.1	-108.7	—	—	463.8	—
Net cash (used in) provided by investing activities	-401.8	-1,058.5	—	487.5	695.6	-315.4
Cash flows from financing activities
Capital contribution	—	402.9	—	108.7	-511.6	—
Issuance of notes payable	22.0	182.6	—	27.2	-231.8	—
Net purchases of common shares	-6.0	—	—	—	—	-6.0
Dividends to shareholders	-47.8	-47.8	—	—	47.8	-47.8
Proceeds from Rights Offering	428.4	—	—	—	—	428.4
Rights Offering issuance costs	-25.1	—	—	—	—	-25.1
Net increase (decrease) in deposit liabilities	—	29.7	—	—	-31.4	-1.7
Net cash provided by (used in) financing activities	371.5	567.4	—	135.9	-695.6	347.8
Effect of exchange rate changes on cash and cash equivalents	-10.4	15.4	—	4.0	—	.9.0
Change in cash and cash equivalents	0.9	223.2	2.1	173.8	—	400.1
Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	—	280.8
Cash and cash equivalents as of December 31	2.1	345.1	4.2	329.4	—	680.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
statements of income

(US$ million)				Non-
Year ended December 31, 2003	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	2,549.0	—	1,373.7	—	3,922.7
Net premiums earned	—	2,454.0	—	1,313.8	—	3,767.8
Net investment income	13.3	129.5	12.5	105.0	-25.9	234.4
Net realized capital (losses) gains	—	-50.3	39.5	29.2	—	18.4
Other income (loss)	33.1	14.3	—	-29.9	—	17.5
Total revenues	46.4	2,547.5	52.0	1,418.1	-25.9	4,038.1
Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,667.5	—	-1,092.6	—	-2,760.1
Acquisition costs	—	-567.0	—	-265.0	—	-832.0
Other operating and administration expenses	-8.9	-105.1	4.1	-92.6	—	-202.5
Interest expense	-10.5	-0.1	-16.5	-29.8	25.9	-31.0
Amortization of intangible assets		-1.8				-1.8
Total benefits, losses and expenses	-19.4	-2,341.5	-12.4	-1,480.0	25.9	-3,827.4
Income (loss) before taxes	27.0	206.0	39.6	-61.9	—	210.7
Income tax (expense) benefit	-3.5	-42.7	—	13.4	—	-32.8
Income (loss) before equity in income (loss) of subsidiaries	23.5	163.3	39.6	-48.5	—	177.9
Equity in income (loss) of subsidiaries	154.4	-8.9	—	—	-145.5	—
Net income (loss)	177.9	154.4	39.6	-48.5	-145.5	177.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003 (Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Assets
Invested assets
Fixed maturities	—	1,929.5	14.8	2,984.3	—	4,928.6
Equity securities	—	436.4	—	398.5	—	834.9
Investment in subsidiaries	1,850.7	1,105.3	—	7.5	-2,963.5	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	44.7	166.1	—	41.8	-44.7	207.9
Total investments	2,045.4	3,637.3	189.8	3,432.1	-3,333.2	5,971.4
Funds Withheld Asset	—	1,530.6	—	—	—	1,530.6
Total invested assets	2,045.4	5,167.9	189.8	3,432.1	-3,333.2	7,502.0
Other assets
Cash and cash equivalents	1.2	121.9	2.1	155.6	—	280.8
Premiums receivable	—	1,167.4	—	865.6	-378.9	1,654.1
Reserves for unearned premiums, retro		81.4		412.8	-384.9	109.3
Reinsurance assets	—	439.8	—	1,702.0	-1,006.9	1,134.9
Funds held by reinsureds	—	1,059.1	—	613.3	-377.5	1,294.9
Deposit assets		49.0		9.8		58.8
Deferred policy acquisition costs	—	293.6	—	85.7	—	379.3
Deferred income taxes	—	68.2	—	296.5	—	364.7
Other assets	43.5	157.4	46.1	241.2	13.4	501.6
Total assets	2,090.1	8,605.7	238.0	7,814.6	-5,468.1	13,280.4
Liabilities and equity
Liabilities
Reinsurance liabilities	—	5,184.6	—	4,342.0	-1,098.0	8,428.6
Reserves for unearned premiums, gross		984.1		815.3	-384.4	1,415.0
Other reinsurance liabilities	—	42.2	—	328.0	-266.0	104.2
Funds held under reinsurance contracts	—	35.0	—	515.3	-377.4	172.9
Deposit liabilities		305.2		53.0		358.2
Deferred income taxes	—	87.6	—	86.6	—	174.2
Accrued expenses and other liabilities	12.1	116.3	0.8	238.2	-61.2	306.2
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.4	199.7	—	393.1
Total liabilities	162.1	6,755.0	194.2	6,753.1	-2,512.0	11,352.4
Shareholders’ Equity
Common stock and additional paid-in capital	1,509.6	1,476.5	—	1,177.9	-2,654.4	1,509.6
Treasury stock	-10.0					-10.0
Unearned stock compensation	-6.1	—	—	—	—	-6.1
Total accumulated other comprehensive income	254.4	232.5	4.2	49.9	-286.6	254.4
Retained earnings (deficit)	180.1	141.7	39.6	-166.3	-15.0	180.1
Total shareholders’ equity	1,928.0	1,850.7	43.8	1,061.5	-2,956.0	1,928.0
Total liabilities and shareholders’ equity	2,090.1	8,605.7	238.0	7,814.6	-5,468.0	13,280.4

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
statements of cash flows

(US$ million)				Non-
Year ended December 31, 2003	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	3.3	878.8	-1.1	35.3	0.9	917.2
Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-192.4	—	—	—	-192.4
Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—	2,908.5	—	3,813.4
Purchases of fixed maturities available-for-sale	—	-1,828.1	-14.8	-3,211.1	—	-5,054.0
Proceeds from sales of equity securities	—	47.8	—	46.5	—	94.3
Purchases of equity securities	—	-178.2	—	-66.0	—	-244.3
Net decrease (increase) in short-term investments	3.6	256.6	42.7	-25.8	—	277.2
Purchase of note receivable	—	—	-25.0	—	25.0	—
Investment in subsidiaries	29.9	-106.8	—	—	76.9	—
Net (increase) decrease in deposit assets	—	-27.2	—	14.1	—	-13.1
All other investing activity	—	-10.5	—	-4.9	-0.9	4.7
Net cash provided by (used in) investing activities	33.5	-1,112.9	2.9	-338.7	101.0	-1,314.2
Cash flows from financing activities
Capital contribution	—	—	—	106.8	-106.8	—
Issuance of notes payable	—	—	—	25.0	-25.0	—
Net purchases of common shares	-17.3	—	—	—	—	-17.3
Dividends to shareholders	-29.9	-29.9	—	—	29.9	-29.9
Net increase (decrease) in deposit liabilities	—	305.4	—	-5.3	—	300.1
Net cash (used in) provided by financing activities	-47.2	-275.5	—	126.5	-101.9	252.9
Effect of exchange rate changes on cash and cash equivalents	10.8	13.4	—	-0.5	—	23.7
Change in cash and cash equivalents	0.4	54.8	1.8	-177.4	—	-120.4
Cash and cash equivalents as of January 1	0.8	67.1	0.3	333.0	—	401.2
Cash and cash equivalents as of December 31	1.2	121.9	2.1	155.6	—	280.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
statements of income

(US$ million)				Non-
Year ended December 31, 2002	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	1,856.7	—	1,378.5	—	3,235.2
Net premiums earned	—	1,648.3	—	1,429.2	—	3,077.5
Net investment income	13.5	116.3	0.1	135.7	-13.8	251.8
Net realized capital (losses) gains	—	-13.9	—	3.6	—	-10.3
Other (loss) income	23.6	28.5.	—	-11.1	-9.4	31.6
Total revenues	37.1	1,779.2	0.1	1,557.4	-23.2	3,350.6
Benefits, losses and expenses
Losses and loss expenses and life benefits	—	-1,253.7	—	-1,237.4	—	-2,491.1
Acquisition costs	—	-305.0	—	-341.8	—	-646.8
Other operating and administration expenses	-3.5	-89.5	0.2	-85.0	-0.6	-178.4
Interest expense	-10.7	-1.2	-0.3	-28.0	23.8	-16.4
Total benefits, losses and expenses	-14.2	-1,649.4	-0.1	-1,692.2	23.2	-3,332.7
Income (loss) before taxes	22.9	129.8	—	-134.8	—	17.9
Income tax (expense) benefit	-2.1	2.9	—	17.1	—	17.9
Income (loss) before equity in income (loss) of subsidiaries	20.8	132.7	—	-117.7	—	35.8
Equity in income (loss) of subsidiaries	15.0	-117.7	—	—	102.7	—
Net income (loss)	35.8	15.0	—	-117.7	102.7	35.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating
statements of cash flows

(US$ million)				Non-
Year ended December 31, 2002	Converium	Converium	Converium	Guarantor	Consolidating
(Restated)	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash (used in) provided by operating activities	-17.0	679.5	1.1	205.0	—	868.6
Cash flows from investing activities
Purchases of fixed maturities available-for-sale	—	-1,054.1	—	-4,321.2	—	-5,375.3
Proceeds from sales and maturities of fixed maturities available-for-sale	—	476.6	—	4,096.7	—	4,573.3
Proceeds from sales of equity securities	—	144.1	—	455.1	—	599.2
Purchases of equity securities	—	-341.8	—	-367.2	—	-709.0
Net (increase) decrease in short-term investments	-3.6	-264.6	-42.7	58.4	—	-252.5
Purchase of note receivable	—	—	-150.0	—	150.0	—
Investment in subsidiaries	—	-104.8	—	—	104.8	—
Net (increase) decrease in deposit assets	—	-5.8	—	12.7	—	6.9
All other investing activity	—	43.2	-1.8	5.8	—	47.2
Net cash (used in) provided by investing activities	-3.6	-1,107.2	-194.5	-59.7	254.8	-1,110.2
Cash flows from financing activities
Issuance of guaranteed subordinated notes	—	—	193.7	—	—	193.7
Issuance of note payable	—	150.0	—	—	-150.0	—
Capital contribution	—	—	—	104.8	-104.8	—
Net purchases of common shares	-14.7	—	—	—	—	-14.7
Net (decrease) increase in deposit liabilities	—	-0.2	—	10.7	—	10.5
Net cash (used in) provided by financing activities	-14.7	149.8	193.7	115.5	-254.8	189.5
Effect of exchange rate changes on cash and cash equivalents	—	-2.4	—	-14.5	—	-16.9
Change in cash and cash equivalents	-35.3	-280.3	0.3	246.3	—	-69.0
Cash and cash equivalents as of January 1	36.1	347.4	—	86.7	—	470.2
Cash and cash equivalents as of December 31	0.8	67.1	0.3	246.3	—	401.2

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
27. Subsequent events
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
Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. As a result, CIC’s main performance under the settlement is now due 90 days from entry of the approval order. After that period has expired and CIC has performed, dismissals of the case are expected to be entered (see Note 22).
Settlement of U.S. Life Insurance Company arbitration
The arbitration initiated on November 29, 1999 by U.S. Life against SNICIL, CINA and CIC, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. U.S. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 22).
Appointment of Chief Executive Officer
On February 23, 2005, the Board of Directors appointed Terry G. Clarke to the position of Chief Executive Officer of Converium. Inga K. Beale assumed the position of Chief Executive Officer on February 1, 2006.Terry G. Clarke continues to be a member of the Board of Directors.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
28. Subsequent Events
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
U.S. Securities and Exchange Commission trading investigation
In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the U.S. Securities and Exchange Commission (the “Commission”). As a result of that request, Converium understands that the Commission is conducting an investigation to determine whether there have been violations of the US federal securities laws in connection with transactions in Converium’s securities by certain persons, including certain of its insiders, prior to Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modelled US casualty loss emergence primarily related to the underwriting years 1997 to 2001.
CRNA voluntarily responded to the SEC’s requests and was advised in December 2005 that the SEC’s investigation had been terminated and no enforcement action was recommended to the Commission.
Investigation by the Swiss Federal Banking Commission
In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modelled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium fully complied with the respective request by providing all relevant information to the Swiss Federal Banking Commission. The Swiss Federal Banking Commission closed this investigation on November 5, 2005.
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an $82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of $66.0 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. A decision is pending.
Due to the uncertainties inherent in any proceeding of this nature, we are unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from this lawsuit.
Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.
Class Action Lawsuits
On January 21, 2005, Bassin v. Converium Holding AG, et al., 04 CV 08295, a class action lawsuit against Converium and certain officers and directors was voluntarily dismissed, without prejudice, by the plaintiff in that action.
Converium, among other defendants, removed Rubin to the Southern District of New York on April 15, 2005, and plaintiffs filed a motion to remand on May 17, 2005. The parties then entered into a stipulation, pursuant to which the motion to remand was withdrawn.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
On July 14, 2005, the United States District Court for the Southern District of New York signed an order appointing Public Employees’ Retirement System of Mississippi and Avalon Holdings Inc. lead plaintiffs for the Meyer, Criden, Taylor, Jakob and Maxfield actions (the “Federal Actions”). Lead plaintiffs have asked the Court to consolidate the Rubin action with the other Federal Actions for all purposes. Plaintiff Rubin subsequently requested that the Court allow him to renew his motion to remand the Rubin action to state court. Both requests are still pending.
On September 23, 2005, the lead plaintiffs filed a consolidated amended class action complaint (the “Complaint”) setting forth their claims. The Complaint includes the Louisiana State Employees’ Retirement System as an additional named plaintiff. The Complaint names as defendants the Company; directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix, and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; Zurich Financial Services; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, and Sections 11, 12, and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2000 through September 2, 2004 because we did not establish adequate loss reserves to cover claims by policyholders; that our announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, our earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001 through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees, and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint, and plaintiffs filed their opposition to that motion on February 17, 2006. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.

Converium Holding AG
Report of Independent Group Auditors
On the Financial Statement Schedules
To the Board of Directors of Converium Holding AG, Zug
Our audits of the consolidated financial statements referred to in our report dated March 4, 2005, except as to Note 3, Note 14b and Note 28 as to which the date is February 27, 2006, also included an audit of the financial statement schedules listed in part III Item 18(b) of this Form 20-F/A.
As discussed in Note 3 to the consolidated financial statements, the consolidated financial statements have been restated. These Financial Statement Schedules have also been restated.
In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
PricewaterhouseCoopers Ltd

Andrew Hill	Martin Frei
Zurich,
March 4, 2005 except as to Notes 3, 14b and 28 to the consolidated financial statements as to which the date is February 27, 2006.

Schedule I
Summary of investments other than investments
in related parties as of December 31, 2004 (Restated)

			Amount at which
	Cost or		shown in the
	amortized cost	Fair value	balance sheet
		($ millions)
Fixed maturities:

Bonds held-to-maturity:
US government	584.3	573.7	584.3
Other government	266.1	270.3	266.1
Total fixed maturities held-to-maturity	850.4	844.0	850.4
Bonds available-for-sale:
US government	1,765.6	1,763.1	1,763.1
Other government	1,769.3	1,783.0	1,783.0
Public utilities	17.0	17.8	17.8
Other corporate debt securities	499.9	505.5	505.5
Unit trust	144.2	148.8	148.8
Mortgage and asset-backed securities	612.2	616.6	616.6
Total fixed maturities available for sale	4,808.2	4,834.8	4,834.8
Total fixed maturities	5,658.6	5,678.8	5,685.2
Equity securities:
Common stocks:
Public utilities	7.7	10.5	10.5
Banks, trusts, and insurance companies	37.1	47.3	47.3
Industrial, miscellaneous and all other	259.8	312.5	312.5
Unit trust	18.0	22.7	22.7
Non-redeemable preferred stocks	6.3	6.4	6.4
Total equity securities	328.9	399.4	399.4
Real estate	138.8	138.8	138.8
Policyholder, collateral and other loans	29.4	29.4	29.4
Other investments	108.5	111.0	111.0
Short-term investments	117.3	117.3	117.3
Total investments	6,381.5	6,474.7	6,481.1
Funds Withheld Asset	1,305.1	1,305.1	1,305.1
Total invested assets	7,686.6	7,779.8	7,786.2

Schedule II
Converium Holding AG
Statements of (loss) income

	Year ended December 31,
	2004	2003	2002
($ millions)	(Restated)	(Restated)	(Restated)
Income
Net investment income	13.4	13.3	13.5
Other income	23.7	33.1	23.6
Total revenues	37.1	46.4	37.1
Expenses
Other operating and administration expenses	-11.7	-8.9	-3.5
Interest expense	-10.6	-10.5	-10.7
Total expenses	-22.3	-19.4	-14.2
Income before taxes	14.8	27.0	22.9
Income tax benefit (expense)	2.5	-3.5	-2.1
Income before equity in income (loss) of subsidiaries	17.3	23.5	20.8
Equity in (loss) income of subsidiaries	-599.8	154.4	15.0
Net (loss) income	-582.5	177.9	35.8
See note to our 2004 consolidated financial statements. Note 3 provides information relating to the Restatement.

Converium Holding AG
Balance sheets

	December 31,
	2004	2003
	(Restated)	(Restated)
Assets
Invested assets
Investment in subsidiaries	1,675.7	1,850.7
Notes receivable	150.0	150.0
Short-term and other investments	46.7	44.7
Total invested assets	1,872.4	2,045.4
Other assets
Cash and cash equivalents	2.1	1.2
Other assets	38.7	43.5
Total assets	1,913.2	2,090.1
Liabilities and shareholders’ equity
Liabilities
Accrued expenses and other liabilities	24.2	12.1
Notes payable	150.0	150.0
Total liabilities	174.2	162.1
Shareholders’ equity
Common stock	554.9	253.0
Additional paid-in capital	1,364.7	1,256.6
Treasury stock	-7.7	-10.0
Unearned stock compensation	-7.5	-6.1
Total accumulated other comprehensive income	288.7	254.4
Retained (deficit) earnings	-454.1	180.1
Total shareholders’ equity	1,739.0	1,928.0
Total liabilities and shareholders’ equity	1,913.2	2,090.1
See note to our 2004 consolidated financial statements. Note 3 provides information relating to the Restatement.

Schedule II
Converium Holding AG
Statements of cash flows

	Year ended December 31,
	2004	2003	2002
($ millions)	(Restated)	(Restated)	(Restated)
Cash flows from operating activities

Net income (loss) before equity in income (loss) of subsidiaries	17.3	23.5	20.8
Changes in other assets and liabilities	24.3	20.0	-37.8
Cash provided by operating activities	41.6	3.3	-17.0
Cash flows from investing activities
Issuance of note receivable	-46.7	—	—
Investment in Converium AG	-355.1	29.9	—
Net decrease (increase) in short-term investments	—	3.6	-3.6
Net cash (used in) provided by investing activities	-401.8	33.5	-3.6
Cash flows from financing activities
Issuance of note payable	22.0	—	—
Net purchases of common shares	-6.0	-17.3	-14.7
Dividends to shareholders	-47.8	-29.9	—
Proceeds from 2004 rights offering	428.4	—	—
2004 rights offering issuance costs	-25.1	—	—
Net cash provided by (used in) financing activities	371.5	-47.2	-14.7
Effect of exchange rate changes in cash and cash equivalents	-10.4	10.8	—
Change in cash and cash equivalents	0.9	0.4	-35.3
Cash and cash equivalents, beginning of period	1.2	0.8	36.1
Cash and cash equivalents, end of period	2.1	1.2	0.8
See note to our 2004 consolidated financial statements. Note 3 provides information relating to the Restatement.

Schedule IV

($ millions)	Gross	Ceded to other	Assumed from other		% of amount
Reinsurance	Amount	Companies	Companies	Net Amount	assumed to net
Insurance premiums and other considerations:

2004 (Restated)	$490.9	(258.2)	$3,493.4	$3,726.1	93.8%
2003 (Restated)	$561.4	(387.2)	$3,748.5	$3,922.7	95.6%
2002 (Restated)	$88.1	(146.6)	$3,293.7	$3,235.2	101.8%

GLOSSARY OF SELECTED
INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer”.

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses. Expense ratio. The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (“IBNR”)reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have Incurred but not yet reported been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

National Association of Insurance Commissioners (“NAIC”)	An association of reinsurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance”.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open-ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for the filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
CONVERIUM HOLDING AG
By: /s/ Inga K. Beale
       Name: Inga K. Beale
       Title:   Chief Executive Officer, Converium Holding AG
By: /s/ Andreas Zdrenyk
       Name: Andreas Zdrenyk
       Title:   Chief Financial Officer, Converium Holding AG
Date: February 28, 2006

Sig-1

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*
1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*
1.3	Articles of Incorporation of Converium Holding AG, revised October 12, 2004.\
1.4	Bylaws of Converium Holding AG, revised April 11, 2005.\
2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*
2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to $200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)
2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001.* (Previously filed as Exhibit 3.2)
2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+
2.5	Form of the $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+
2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^
2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to $200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^
4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*
4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*
4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*
4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*
4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*
4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*
4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*
4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*
4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*
4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*
4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated

Exhibit
Number	Description
as of October 1, 2001.*
4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*
4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*
4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*
4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*
4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*
4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*
4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *
4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *
4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *
4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *
4.26	Omnibus Share Plan for US Employees. *
4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*
4.28	Form of Converium Annual Incentive Deferral Plan.*
4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*
4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*
4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*
4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*
4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^
4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^
4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^
4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a $150 million loan granted to Converium Holding AG. ^
4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^
4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #
4.39	Agreement dated July 24, 2003 $900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #
4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan.\
4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee.\
4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank.\
4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited.\

Exhibit
Number	Description
4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG.\
4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.\
7.1	Computation of ratio of earnings to fixed charges.
8.1	Subsidiaries of the Registrant.\
12.1	302 Certification of Chief Executive Officer.
12.2	302 Certification of Chief Financial Officer.
13.1	906 Certification of Chief Executive Officer.
13.2	906 Certification of Chief Financial Officer.
14.1	Consent of PricewaterhouseCoopers Ltd, independent group auditors.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.
+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.
^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.
#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2004.
\	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.