Form 20-F
period 2005-12-31
CONVERIUM HOLDING AG
filed 2006-06-29
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of current requiring this shell company report ___________
Commission file number: 333-14106
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
146,473,231 registered shares, nominal value CHF 5 per share, including 10,894,430 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑                               Accelerated filer ☐                                Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

PRESENTATION OF INFORMATION
In this annual report on Form 20-F, unless the context otherwise requires, “Converium,” “the Company”, “we,” “us,” and “our” refer to Converium Holding AG and its consolidated entities. Please refer to the glossary beginning on page G-1 for definitions of selected insurance and reinsurance terms.
The Company’s consolidated financial statements included in this Form 20-F are prepared in accordance with accounting principles generally accepted in the United States (US GAAP).
We publish our financial statements in US dollars, and unless we note otherwise, all amounts in this annual report are expressed in US dollars. As used herein, references to “US dollars,” “dollars” “US$”, “USD” or “$” and “cents” are to US currency, references to “Swiss francs” or “CHF” are to Swiss currency, references to “yen” “JPY” or “Japanese yen” are to Japanese currency, references to “British pounds”, “GBP” or “£” are to British currency and references to “euro”, “EUR” or “€” are to the single European currency of the member states of the European Monetary Union at the relevant time.
In February 2006, Converium restated its consolidated financial statements (the “Restatement”) as of and for the years ended December 31, 2004, 2003, 2002, 2001, 2000, 1999 and 1998 and for each of the quarters ended March 31, 2003 through June 30, 2005, and the Notes related thereto as discussed further in Note 3 to our 2005 consolidated financial statements. All amounts in this Form 20-F document reflect the restated numbers.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL AND OTHER DATA
We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States, or US GAAP. The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.
Converium was formed as a result of the divestiture of the former “Zurich Re” business of Zurich Financial Services in December 2001. For a description of the transactions that led to the divestiture, which we refer to herein as the “Formation Transactions,” see “Item 4. — Information on the Company — A. History and Development of the Company”. The financial statements for 2001 are presented as if we had been a separate legal entity and include estimates related to the allocation to Converium of costs of Zurich Financial Services’ corporate infrastructure prior to the Formation Transactions. We believe that these allocations are reasonable. However, this financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered.
The selected financial and other data should be read in conjunction with the Consolidated Financial Statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both non-life and life, originating from CRNA and Converium Insurance (North America) Inc. (“CINA”), excluding the US originated aviation business written through CINA. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business. Segment data for all years is presented in line with the new reporting segments.

	For the year ended December 31,
US$ millions (except per share data)	2005	2004	2003	2002	2001
Income statement data:
Revenues:
Gross premiums written	1,994.3	3,978.7	4,300.4	3,372.4	2,846.8
Less ceded premiums written	-178.6	-252.6	-377.7	-137.2	-194.1
Net premiums written	1,815.7	3,726.1	3,922.7	3,235.2	2,652.7
Net change in unearned premiums	567.5	156.1	-154.9	-157.7	-204.2
Net premiums earned	2,383.2	3,882.2	3,767.8	3,077.5	2,448.5
Net investment income	324.9	312.7	234.4	251.8	234.9
Net realized capital gains (losses)	25.5	46.5	18.4	-10.3	-18.4

	For the year ended December 31,
US$ millions (except per share data)	2005	2004	2003	2002	2001
Other (loss) income	-13.4	-8.2	17.5	31.6	2.9
Total revenues	2,720.2	4,233.2	4,038.1	3,350.6	2,667.9
Benefits, losses and expenses:
Losses, loss expenses and life benefits	-1,775.9	-3,342.5	-2,760.1	-2,491.1	-2,460.6
Total costs and expenses	-818.0	-1,165.3	-1,065.5	-841.6	-687.5
Impairment and amortization of goodwill (1)	—	-94.0	—	—	-7.8
Amortization of intangible assets	-21.5	-9.9	-1.8	—	—
Restructuring costs	-20.5	-2.7	—	—	-50.0
Total benefits, losses and expenses	-2,635.9	-4,614.4	-3,827.4	-3,332.7	-3,205.9
Income (loss) before taxes	84.3	-381.2	210.7	17.9	-538.0
Income tax (expense) benefit	-15.6	-201.3	-32.8	17.9	182.4
Net income (loss)	68.7	-582.5	177.9	35.8	-355.6
(Loss) earnings per share:
Average number of shares (millions)	146.4	63.4	39.8	39.9	40.0
Basic earnings (loss) per share (2)	0.47	-9.19	2.24	0.45	-4.46
Diluted earnings (loss) per share (2)	0.46	-9.19	2.23	0.45	-4.46

	Year ended December 31,
	2005	2004	2003	2002	2001
Balance sheet data:
Total invested assets	6,634.3	7,786.2	7,502.0	6,117.3	4,892.1
Total assets	11,825.9	14,187.3	13,280.4	10,757.5	8,862.1
Reinsurance liabilities	8,200.8	9,898.9	8,428.6	6,986.7	5,871.3
Debt	391.2	391.1	393.1	392.9	206.1
Total liabilities	10,172.5	12,452.5	11,352.4	9,162.3	7,361.3
Total shareholders’ equity	1,653.4	1,734.8	1,928.0	1,595.2	1,500.8
Book value per share	11.29	11.86	48.47	39.97	37.52

	For the year ended December 31,
	2005	2004	2003	2002	2001
Other data:
Net premiums written by segment:
Standard Property & Casualty Reinsurance	739.0	1,377.5	1,299.9	974.2	1,015.0
Specialty Lines	737.7	1,565.3	1,119.0	962.4	443.3
Life & Health Reinsurance	306.4	313.2	254.5	230.0	196.0
Run-Off	32.6	470.1	1,249.3	1,068.7	998.4
Total net premiums written	1,815.7	3,726.1	3,922.7	3,235.2	2,652.7
Ongoing non-life combined ratio	107.2	106.1	91.9	101.3	116.4 (3)
Ratio of earnings to fixed charges (4)	3.3	(5)	6.8	1.8	(6)

(1)	For a discussion of goodwill and other intangible assets and Converium’s compliance with SFAS No. 142, “Goodwill and Other Intangible Assets”, see Notes 2 (n) and 9 to our 2005 consolidated financial statements. In 2004, the amount represents impairment of goodwill, whereas in 2001 the amount represent amortization of goodwill.

(2)	For the periods 2001 through 2003, the earnings per share have been restated to reflect the rights offering (the “2004 rights offering”) that occurred in October 2004 (see Note 25 to our 2005 consolidated financial statements).

(3)	The impact on the ongoing non-life combined ratio of the September 11th terrorist attacks was 13.3%.

(4)	The ratio of earnings to fixed charges is calculated by dividing income (loss) before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(5)	Due to Converium’s loss in 2004 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of US$ 381.2 million to achieve coverage of 1:1.

(6)	Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of US$ 538.0 million to achieve coverage of 1:1.
The table below shows the components that comprise the ongoing non-life ratios, of which the later are Non-GAAP measures. As discussed above, management aggregates the results for the Standard Property & Casualty Reinsurance and Specialty Lines segments into ongoing non-life business, as they consider this aggregation a key indicator in understanding the performance of Converium.

					Other
	Net	Net	Losses		operating and	Loss	Acquisition	Administration
	premiums	premiums	and loss	Acquisition	administration	ratio	costs ratio	expense ratio	Combined
Combined Ratio	written	earned	expenses	costs	expenses	(1)	(2)	(3)	ratio (4)
Analysis	(US$ millions)					(%)
2005
Standard Property & Casualty Reinsurance	739.0	880.8	-729.6	-181.3	-45.2	82.8	20.6	6.1	109.5
Specialty lines	737.7	1,059.2	-772.5	-263.8	56.3	72.9	24.9	7.6	105.4
Total Ongoing Non-life consolidated	1,476.7	1,940.0	-1,502.1	-445.1	-101.5	77.4	22.9	6.9	107.2

2004
Standard Property & Casualty Reinsurance	1,377.5	1,392.3	-1,002.9	-353.3	-58.5	72.0	25.4	4.2	101.6
Specialty lines	1,565.3	1,387.6	-1,154.7	-328.1	-59.6	83.2	23.6	3.8	110.6
Total Ongoing Non-life consolidated	2,942.8	2,779.9	-2,157.6	-681.4	-118.1	77.6	24.5	4.0	106.1

2003
Standard Property & Casualty Reinsurance	1,299.9	1,285.2	-838.8	-266.4	-50.3	65.3	20.7	3.9	89.9
Specialty lines	1,119.0	1,038.1	-713.0	-227.9	-41.4	68.7	22.0	3.7	94.4
Total Ongoing Non-life consolidated	2,418.9	2,323.3	-1,551.8	-494.3	-91.7	66.8	21.3	3.8	91.9

2002
Standard Property & Casualty Reinsurance	974.2	942.1	-668.4	-234.2	-45.7	70.9	24.9	4.7	100.5
Specialty lines	962.4	885.5	-709.8	-157.3	-40.5	80.2	17.8	4.2	102.2
Total Ongoing Non-life consolidated	1936.6	1827.6	-1378.2	-391.5	-86.2	75.4	21.4	4.5	101.3

2001
Standard Property & Casualty Reinsurance	1015.0	938.9	-780.0	-155.2	-36.0	83.1	16.5	3.5	103.1
Specialty lines	443.3	366.6	-426.1	-109.4	-19.2	116.2	29.8	4.3	150.3
Total Ongoing Non-life consolidated	1458.3	1305.5	-1206.1	-264.6	-55.2	92.4	20.2	3.8	116.4

(1)	Losses divided by net premiums earned

(2)	Acquisition costs divided by net premiums earned

(3)	Other operating and administration expenses divided by net premiums written

(4)	Sum of the loss, acquisition costs and administration expense ratios
Dividends
For a discussion of our dividend policy, see “Item 8. — Financial Information — A. Consolidated Statements and Other Financial Information — Dividends and Dividend Policy”.
B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
D. RISK FACTORS
Risks relating to Converium and the reinsurance industry
If we do not successfully implement our strategy or if such strategy is not effective, it could have a material adverse effect on our business, financial condition, results of operations and cash flows
In June 2006, the Board of Directors confirmed Converium’s current business model, with a clear line-of-business and geographical focus,

an emphasis on expertise and service and a rigorous technical approach. The success of the January 1, 2006 renewal season underlines market appetite for a mid-sized, independent and financially strong reinsurer, especially in view of accelerating industry consolidation and supports the decision to continue as a stand-alone entity delivering consistency and continuity under its existing business model, i.e. as an international multi-line reinsurer with geographic emphasis on Europe, Asia-Pacific, and the Middle East, and a focus on global specialty lines. See “Item 4. Business Overview — Overview” and “— Our Strategy”.
There can be no assurance, however, that we will be able to successfully implement our strategy or that such strategy will be effective. The implementation and the effectiveness of this strategy are based on a certain number of assumptions (including continued client acceptance outside the United States) and factors that are not under our control. If economic conditions, our competitive position, our rating level or our financial condition are not consistent with these assumptions or our objectives, or if the measures envisaged by the strategy are insufficient, it is possible that our strategy would fail and that we would not achieve our objectives. In this case, our business and financial condition could deteriorate and new measures would need to be devised and implemented.
The run-off of our North American business subjects us to particular risks
We have ceased the underwriting of substantially all new business in North America, however Converium will offer reinsurance for US-originated business to select US based clients. This business will be underwritten and managed through Converium AG, Zurich. In addition we have taken the following additional steps with respect to our North American business:
•	CRNA has been placed into orderly run-off and will seek to commute its liabilities wherever appropriate. In addition, CRNA hired an experienced run-off professional as its President and CEO and has restructured its organization and senior level staffing to function as an entity in run-off;
•	Converium implemented a fronting arrangement to enable it to continue to participate in the Global Aerospace Underwriting Managers Ltd. (“GAUM”) pool; GAUM pool business is recognized in ongoing business operations in the Specialty Lines segment and does not form part of the Run-Off segment;
•	CINA is now a limited writer, offering continuing coverage for only one primary program, which is mandated by state law. The plan is for CINA to maintain this status until such time as it becomes a wider accepted carrier for its clients.
By placing CRNA into orderly run-off, it became subject to increased regulatory scrutiny and our plans are subject to the approval of state insurance regulators in the United States. Although we cannot predict the effect of any future regulatory orders or proceedings, state insurance regulatory agencies in the United States have broad power to institute proceedings and seek consensual orders to, among other things, take possession of the property of an insurer and to conduct the business of such insurer under rehabilitation and liquidation statutes. CRNA entered into a voluntary letter of understanding with the Connecticut Department of Insurance (the “Department”) pursuant to which CRNA is prevented from taking a number of actions, including the payment of any dividends, without the approval of the Department. The requirements stated in this letter will remain in effect until March 15, 2007, at which time the Department will reassess the financial condition of CRNA. Other insurance regulators may seek similar agreements or initiate other proceedings or actions.
The ratings downgrades as well as our decision to place CRNA into orderly run-off have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before we provide such collateral. If the Department withholds its approval, Converium would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.
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
Our current ratings or any further downgrade of our ratings, could have a material adverse effect on our business, financial condition, result of operations or cash flows

Based on the developments of the latter part of 2004, both Standard & Poor’s Ratings Services and A.M. Best lowered their respective ratings of Converium, including its subsidiaries. At the end of 2005, Standard & Poor’s and A.M. Best confirmed Converium’s financial strength ratings of BBB+ and B++, respectively, with a stable outlook.
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
In the light of changing business circumstances associated with Converium’s S & P ratings downgrade in 2004, Converium entered into fronting agreements with Munich Re and National Indemnity Company in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005 with no contractual guarantee that they would be extended beyond that date. In the third quarter of 2005, Converium entered into a new aviation fronting arrangement with National Indemnity Company and Munich Re, effective October 1, 2005. The new agreement ensures Converium’s continued participation in the pool of GAUM until September 30, 2006.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM. In 2005, this business generated US$ 233.1 million of gross premiums written. See Notes 4, 9 and 19 to our 2005 consolidated financial statements for additional information on GAUM.
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
As of December 31, 2005 we had US$ 7,568.9 million of gross reserves and US$ 6,807.9 million of net reserves for losses and loss expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional US$ 340.4 million of incurred losses and loss expenses, before income taxes, for the year ended December 31, 2005.
Loss reserves do not represent an exact calculation of liability, but rather are estimates of the expected cost of the ultimate settlement of losses. All of our loss reserve estimates are based on actuarial and statistical projections at a given time, facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. If the underlying assumptions used do not hold true over time, actual losses could vary, possibly materially, from the estimates.
Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, or extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing, loss reserving, claims and underwriting studies for many casualty lines of business, including those in which preliminary loss trends are noted. Converium has experienced volatility in its loss reserve development over the past several years, predominantly in its US casualty reinsurance lines of business. Since 2001, Converium has recorded US$ 712.3 million of additional net provisions on prior year’s non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (63.5) million; 2004: US$ 579.2 million; and 2005 US$ (75.5) million).
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
We may be unable to meet the collateral requirements necessary for our business
Due to our current ratings and because of regulatory requirements, we have been and may continue to be required to post additional collateral in order to be accepted as sufficiently secure to write certain business. In addition, there has been a trend in our industry for a ceding company to require reinsurers to post collateral in excess of applicable regulatory collateral requirements in order to secure the reinsurers’ obligation to pay claims. We may have greater limitation on our ability to post collateral than some of our competitors. If we are unable to meet the collateral requirements of ceding companies, we would be limited in our business opportunities, which could have a material adverse effect on our financial condition, results of operations or cash flows.

In November 2004, Converium AG obtained a US$ 1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. As of December 31, 2005, Converium had outstanding letters of credit of US$ 1,160.2 million under the facility. Investments of US$ 2,238.1 million were pledged as collateral related to the Syndicated Letter of Credit Facility and other irrevocable letters of credit of US$ 852.9 million (to secure certain assumed reinsurance contracts). Converium must comply with various financial covenants in order to avoid default under the agreement. In an event of default, the majority lenders may cancel the total commitment and/or may declare that all amounts outstanding may be immediately due and payable and that full cash cover in respect of each letter of credit is immediately due and payable.
See “Item 3. — Key information — D. Risk factors – Ratings changes” for information on collateral requirements related to GAUM and Notes 4, 9 and 19 to our 2005 consolidated financial statements. See “Item 3. — Key information — D. Risk factors – Run-off of our North American business” for information on collateral requirements related to our North American operations.
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
Securitization trend could disadvantage medium-sized players
The reinsurance market is undergoing rapid changes in the nature of its core business practices. One of the trends in the insurance industry has been the development of instruments designed to allow for the trading of insurance risks in the capital markets. Examples of insurance securitization tools that have been developed include catastrophe bonds and catastrophe equity puts. Trading insurance risks in the capital markets will spread the risks across alternative risk carriers which could lead to a reduced demand for reinsurance products.
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
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of certain members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, which occurred during late 2005. As part of this process, the Audit Committee involved its independent group auditors, PricewaterhouseCoopers Ltd.
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
Our exposure to catastrophic events, both natural and man-made, may cause large losses
A catastrophic event or multiple catastrophic events may cause large losses and could have a material adverse effect on our business, financial condition, and results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires and man-made catastrophic events, for example, acts of terrorism, are inherently unpredictable in terms of both their occurrence and severity. For example, in 2005, the reinsurance industry suffered extensive losses from the hurricanes that occurred in the United States and the floods in Continental Europe. These events adversely affected our results.
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
The extent of our losses from catastrophic occurrences is a function of the frequency and severity of events, the number of our clients affected, and the total catastrophe losses incurred by our clients and our participation in the reinsurance policies affected. In addition, depending on the nature of the loss, the speed with which claims are made and settled, and the terms and conditions of the policies affected, we may be required to make large claims payments upon short notice. We may be forced to fund these obligations by liquidating investments unexpectedly and in unfavorable market conditions, or by raising funds at unfavorable costs, both of which could adversely affect the results of our operations.
Our efforts to protect ourselves against catastrophic losses, such as the use of selective underwriting practices, purchasing reinsurance (or retrocessional reinsurance, when bought by a reinsurer such as Converium) and monitoring risk accumulation may not prevent such occurrences from adversely affecting our profitability or financial condition.
The majority of the natural catastrophe reinsurance we write relates to exposures within Europe, Japan and the United States. Accordingly, we are exposed to natural catastrophic events, which affect these regions, such as European windstorm, Japanese earthquake and US hurricane or earthquake events. For 2005, our maximum catastrophe loss exposure on a basis gross of retrocession and on a probable maximum loss basis, was managed to a self- imposed maximum gross event limit of US$ 400 million for a 250-year return period loss. See “Item 10. — Additional Information — C. Material Contracts”.
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
Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss expenses arising out of the September 11th terrorist attacks at US$ 289.2 million, net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have a material adverse effect on our business, financial condition or results of operations. For a discussion of the impact of the September 11th terrorist attacks on our business, see Note 10 to our 2005 consolidated financial statements.
If we are unable to achieve our investment objectives, our investment results may be adversely affected
Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. For the years ended December 31, 2005 and 2004, net investment income and net realized capital gains accounted for 12.9% and 8.5% of our revenues, respectively. Our capital levels, ability to pay claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.
Fluctuations in interest rates affect our returns on fixed income investments in our available-for-sale portfolio, as well as the market values of, and corresponding levels of unrealized and realized capital gains or losses on the available-for-sale fixed income securities in our investment portfolio. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced.
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
Capital market fluctuations may adversely impact the value of our investments and shareholders’ equity
We had a cash and investments portfolio of US$ 7,281.6 million as of December 31, 2005. As with any institutional investor with a similarly sized portfolio, Converium is exposed to the financial markets; in particular, an increase in interest rates, and a resulting decline in the market value of our fixed income securities, would adversely impact our shareholders’ equity for the securities we account for as available-for-sale.
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
Foreign exchange rate fluctuations may impact our financial condition, results of operation and cash flows
We publish our financial statements in US dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British pound and Swiss franc, into US dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the US dollar value of our investments and the return on our investments. For 2005, approximately:
•	78% of our net premiums written

•	49% of our net investment income

•	59% of our losses, loss expenses and life benefits, and

•	64% of our operating expenses
were denominated in currencies other than the US dollar. As we will only be writing limited business from the United States, a smaller proportion of our business will be denominated in US dollars in the future. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risk”.
We may face competitive disadvantages in the reinsurance industry
The reinsurance industry is highly competitive. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our ability to compete is based on many factors, including our overall financial strength and rating, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. Due to our current ratings we expect to be in a less competitive position than we have been historically. We compete for reinsurance business in international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and most of which have higher financial strength ratings. We believe that our largest competitors include:
•	Munich Reinsurance Company;

•	Swiss Reinsurance Company (including GE Insurance Solutions);

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.;

•	Hannover Re Group;

•	SCOR;

•	Companies active in the Bermuda market, including the PartnerRe Group, XL Capital Ltd. and RenaissanceRe Holdings Ltd.;

•	Everest Reinsurance Company;

•	Transatlantic Reinsurance Company; and

•	Lloyd’s syndicates active in the London market.
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
The loss of key employees and executive officers without suitable replacements being recruited within a suitable period of time could adversely affect us
Our ability to execute our business strategy is dependent on our ability to attract, develop and retain a staff of qualified underwriters and other key employees. Our senior management team includes a number of key personnel whose skills, experience and knowledge of the reinsurance industry constitute important elements of Converium’s competitive strengths. If some of these executive officers or key employees leave their positions at Converium, even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected. In addition, a strong financial position is important to us in order to retain and attract skilled personnel in the industry, especially underwriters with specific expertise in high-margin, non-commoditized specialty lines of business. If our current or future financial position does not allow us to do so, our operations could be adversely affected. See “Item 6. — Directors, Senior Management and Employees — A. Directors and Senior Management”.
We have identified material weaknesses in our internal control environment; investor confidence and our share value may be adversely impacted if we are unable to remedy the material weaknesses.
As a foreign private issuer we are not currently subject to Section 404 of the Sarbanes-Oxley Act (“SOX 404”). However, during the later part of 2004 and in conjunction with our Sarbanes-Oxley implementation project, two “material weaknesses” were identified within Converium’s internal control environment as at December 31, 2004. For purposes of SOX 404, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
The first weakness identified as of December 31, 2004 was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps caused by the departure of various key finance employees. The second weakness identified was the failure in the operation of key internal controls over the initiation of reinsurance and financial accounting data.
Converium’s Audit Committee subsequently identified two additional material weaknesses as of December 19, 2005. The third weakness identified was the lack of controls to ensure that the underwriting and risk transfer analyses reflect all relevant elements of contractual relationships entered into by Converium. The fourth weakness identified relates to internal controls over the determination, valuation, completeness and reporting of certain components of the income tax payables and deferred income tax balances (assets and liabilities).
Converium has successfully addressed the first material weakness identified above and is in the process of addressing the remaining weaknesses. However, if our remedial measures are not successful, our ability to report our future financial results on a timely and accurate basis may be adversely affected.
The SEC, as directed by SOX 404, adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, our principal independent auditor must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We cannot be certain as to the timing of completion of any remediation actions or the impact of the same on our operations. Under the current rules, as a foreign private issuer, we must begin to comply with the rules implementing SOX 404 in respect of our fiscal year ending December 31, 2006. If we are unable to remedy the material weaknesses we have identified by that time, or if new material weaknesses come to our attention and remain unremediated at that time, management will not be permitted to conclude that our internal controls over financial reporting are effective. Moreover, even if management does conclude that our internal controls over financial reporting are effective, if our independent group auditors are not satisfied with our internal controls over financial reporting or the level at which controls are documented, designed, operated or reviewed, or if the independent group auditors interpret the requirements, rules or regulations differently from us, then they may issue an adverse opinion. Any of these possible outcomes could result in a negative reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of our securities.

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
Because we depend on a small number of reinsurance brokers for a large portion of our revenue, loss of business written through them could adversely affect our financial condition, results of operations or cash flows
We market our reinsurance products in our target markets in substantial part through reinsurance brokers. In some markets we principally write through reinsurance brokers. In 2005, two reinsurance intermediaries produced approximately 7.0% and 5.0% of our gross premiums written, respectively. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on our financial condition, results of operations or cash flows.
Our reliance on reinsurance brokers exposes us to their credit risk
Although the percentage of our gross premiums written produced through brokers decreased to 33% in 2005 (from 52% in 2004), we are still subject to risks associated with business produced through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.
We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients
As part of the Formation Transactions described under “Formation transactions and relationship with Zurich Financial Services” in “Item 4. — Information on the Company — A. History and Development of the Company” and in “Item 10. — Additional Information — C. Material Contracts”, we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial amount of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss expenses arising out of the September 11th terrorist attacks at US$ 289.2 million, the amount of loss and loss expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.
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
We are also restricted from disposing of certain assets under the terms of our indenture relating to the US$ 200 million principal amount of 7.125% Senior Notes due 2023.
Our inability to dispose of assets or enter new lines of business may render us less able to respond to changing market and competitive conditions, which could have a material adverse effect on our financial condition, results of operations or cash flows.
European Reinsurance Directive may disadvantage companies like us which are not established within the European Union
In June 2005, the European Parliament adopted a proposal for a directive (the “Directive”) on reinsurance for consideration. The Directive, when implemented, will establish the principles applicable to the operation of reinsurance business in a Member State and rules regarding technical provisions and the solvency requirements applicable to reinsurance companies. The Directive is based largely on solvency related concepts stipulated in the prior directive adopted by the European Union (the “EU”) for insurance companies. The Directive does not provide for any discrimination of non-EU based reinsurance companies. However, if the final implementation Directive should bring about such discriminatory regulations, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, results of operations or cash flows. See “Item 4. – Information on the Company – B. Business Overview – Regulation – European Union Directives”.
ITEM 4. INFORMATION ON THE COMPANY
Converium Holding AG was incorporated in Switzerland on June 19, 2001 as a joint stock company as defined in article 620 et seq. of the Swiss Code of Obligations. We were registered on June 21, 2001 in the Commercial Register of the Canton of Zug with registered number CH-170.3.024.827-8. Our registered office is Dammstrasse 19, CH-6301 Zug, Switzerland and our telephone number is +41 44 639 9335.
A. HISTORY AND DEVELOPMENT OF THE COMPANY
On March 22, 2001, Zurich Financial Services announced its intention to divest substantially all of its third-party reinsurance business historically operated under the “Zurich Re” brand name. This business had been managed and operated as a global operation since 1998. We refer to our initial public offering and the associated transactions described below in this Form 20-F as the “Formation Transactions”. As part of the Formation Transactions, ownership of this business was consolidated under Converium Holding AG, a newly incorporated Swiss company.
The Formation Transactions consisted of the following principal steps:

•	The transfer to us of the “Zurich Re” reinsurance business now conducted by Converium AG, through a series of steps including:
o	Our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, (the “Quota Share Retrocession Agreement”);

o	The establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services (the “Funds Withheld Asset”), on which we will be paid investment returns by the Zurich Financial Services units;

o	The transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities;
•	The acquisition of the Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.63% interest in ZRK, which was renamed Converium Rückversicherung (Deutschland) AG. Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003;

•	The acquisition of the North American reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to CHNA Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, CHNA assumed US$ 200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed CRNA;

•	The sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in our initial public offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares; and

•	After our initial public offering, Converium AG used cash transferred to us by Zurich Financial Services to acquire from subsidiaries of Zurich Financial Services approximately US$ 140 million of residential and commercial rental properties located in Switzerland.
As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium. The assets transferred to us included:
•	The shareholders’ equity of the legal entities comprising our operating businesses;

•	The operating assets of the Zurich reinsurance business; and

•	The balance of the assets transferred to us consisted of investments and cash, of which approximately US$ 140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services
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
Converium Finance S.A. is a company incorporated for unlimited duration under the laws of Luxembourg on October 7, 2002. It has authorized share capital of €31,000 divided into 3,100 shares with a par value of €10 per share, 3,099 of which are owned by Converium AG and one of which is held by BAC Management S.a.r.l., a director of Converium Finance S.A., and all of which are fully paid. Converium Finance S.A.’s registered office is 54, boulevard Napoleon Ier, L-2210 Luxembourg. The objective of Converium Finance S.A., as stated in its Articles of Incorporation, is the acquisition, management, enhancement and the disposal of participations in whichever form in domestic and foreign companies.
Converium Insurance (UK) Ltd is an insurance company that incorporated for unlimited duration in the United Kingdom on November 11, 2002. It holds a license as an insurer from the United Kingdom Financial Services Authority dated May 27, 2003. Converium Insurance (UK) Ltd engages in issuing insurance and reinsurance policies in conjunction with selected cases, currently comprising of our business relating to MDU and SATEC. It has authorized share capital of GBP 60,000,000 divided into 60,000,000 shares with a par value of GBP 1 per share, all of which are owned by Converium Holdings (UK) Ltd.
Converium Underwriting Ltd is a Lloyd’s corporate capital vehicle that was incorporated for unlimited duration in the United Kingdom on October 1, 2001. It was acquired by Converium AG on October 10, 2002 and sold to Converium Holdings (UK) Ltd on December 31, 2002. Converium Underwriting Limited participates as a corporate capital provider to syndicates underwriting at Lloyd’s of London, ceding 100% of the business written under a quota share arrangement to Converium AG. It has authorized share capital of GBP 2 divided into 2 shares with a par value of GBP 1 per share, all of which are owned by Converium Holdings (UK) Ltd.
Converium PCC Ltd, Guernsey, is a company incorporated for an unlimited time in Guernsey/United Kingdom on October 31, 2000, which was set up in conjunction with the Formation Transactions of the IPO. The company holds a reinsurance license from the Guernsey Financial Services Commission dated October 12, 2001, and its purpose is to facilitate the intra-group reinsurance between certain branch offices of Converium AG and the parent.
In 2004, we formed Converium Finance (Bermuda) Ltd, as well as Converium IP Management Ltd, both of which were incorporated in

Bermuda on December 17, 2004. As part of the formation process, Converium Holding AG contributed the rights to commercially exploit the Converium brand to Converium Finance (Bermuda) Ltd, which in turn sold the rights to commercially exploit the Converium brand in exchange for a loan to Converium IP Management Ltd. Converium IP Management AG, Bermuda, entered into a license agreement allowing it to commercially exploit the Converium brand with respect to our operating insurance respectively, reinsurance branch offices and subsidiaries. We implemented this corporate change mainly to comply with relevant tax rules applicable to holding companies in the Canton of Zug, Switzerland in order to protect the current tax status of Converium Holding AG as a holding company. During 2005, we subsequently transferred the domicile of Converium IP Management Ltd to Zug, Switzerland.
B. BUSINESS OVERVIEW
Overview
We are an international reinsurer whose business operations are recognized for innovation, professionalism and service. In terms of geographical markets we focus on Europe, Asia-Pacific and the Middle East. We pursue this strategy as a multi-line writer offering all major lines of business, with a focus on global specialty lines. In addition, we underwrite and manage US originated business through Converium AG, Zurich, with a focus on shorter-tail lines. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries. We maintain and develop multiple distribution channels, including strategic partnerships and joint ventures.
We offer a broad range of non-life and life reinsurance products. In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life & Disability reinsurance and Accident & Health.
We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In addition, we generate business through strategic partnerships and joint ventures such as GAUM and MDU. In 2005, 33% of our gross premiums written were written through intermediaries and 67% were written on a direct basis.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business will be organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business written through CINA. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions.
Our vision
We aim to be a core competitor in the international reinsurance industry, contributing to the evolution of the sector with forward-thinking and innovative solutions that enable our clients to efficiently manage their risk. We aspire to be recognized as an agile, credible and responsive organization.
Our mission
We are an international multi-line reinsurer that satisfies our clients’ business needs by excelling at analyzing, assuming and managing risks. In an ethical and responsible manner we aspire to provide:
•	sustainable value growth for our shareholders;

•	excellent service for our customers and intermediaries; and

•	a fulfilling work environment for our employees.
Our Strategy
Converium’s franchise proved stable and resilient during the January 1, 2006 renewal period. This success underlines market appetite for a mid-sized, independent and financially strong reinsurer, especially in view of accelerating industry consolidation and supports the decision to continue as a stand-alone entity delivering consistency and continuity under its existing business model, i.e. as an international multi-line reinsurer with geographic emphasis on Europe, Asia-Pacific, and the Middle East, and a focus on global specialty lines. Current strengths arising from recent strategic positioning and development include the successful establishment and fostering of direct client relationships in Continental Europe and elsewhere. In addition, in the January 2006 renewals Converium was successful in increasing the number of client relationships generated through brokers. Further, the strategic diversification of Converium’s income streams has created a more robust organization by gaining access to business at its source. These steps include the development of strategic partnerships such as that with the Medical Defence Union (“MDU”) in the United Kingdom, participation in GAUM, and the formation of Converium’s corporate name at Lloyd’s to support clients operating in that market by providing capital to them directly. Other successful strategic initiatives include expansion in the Asia-Pacific region, and refocusing and expanding of Converium’s Life & Health Reinsurance segment in Europe. Strategic decisions to increase activity supported by knowledge-based underwriting in certain specialty lines markets and to maintain a thoroughly technical and profitability focused approach to all aspects of Converium’s business have also contributed to the Company’s resilience as demonstrated during two year-end renewals as a BBB+/B++ rated reinsurer.
Looking ahead
Despite the strength of Converium’s strategic business model, changes lie ahead. Whilst the Company focuses on profitable organic growth as an international multi-line reinsurer, Converium will make investments in specialty lines where we believe to have a comparative advantage. The Company will continue to broaden and adjust its client base to concentrate on partnership-focused professional reinsurance buyers within client segments dependent on reinsurance. Notwithstanding this focus Converium will also pursue business opportunities with multinational ceding companies at attractive terms and conditions. Converium’s client marketing and targeting approach is supported by our knowledge-based value proposition, built around comprehensive client services such as underwriting support and financial and natural-hazard modeling. Geographically, Converium will maintain its underwriting focus on clients located in Europe, Asia-Pacific and the Middle East. The Company will continue to serve North American customers selectively from Zurich, following the decision to place CRNA into orderly run-off, which will continue to be accompanied by an active and so far successful commutation strategy. Converium will continue to serve and develop clients that will benefit from its strong capitalization following the 2004 rights offering and the operating stabilization achieved during 2005. As part of the Company’s commitment to develop multiple distribution channels, Converium’s existing targeting of strategic partnerships and joint ventures will continue, especially for rating-sensitive specialty lines underwriting. Although 2005 was another challenging year for Converium, the validity of its strategic path outside the United States has been endorsed. Against this backdrop, in June 2006, the Board of Directors has confirmed Converium’s current business model, with a clear line-of-business and geographical focus, an emphasis on expertise and service and a rigorous technical approach. On this basis, we aim to complete our turn-around and to achieve a sustainable rebound.
Our core business
Our core business is to analyze, assume and manage portfolios of insurance risks, and to invest our assets so that they support the insurance risks we assume. Our strategy for each of our business segments is as follows:
Standard Property & Casualty Reinsurance
The Standard Property & Casualty Reinsurance segment is comprised of the General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers) and Property lines of business. The segment strategy focuses on partnership-oriented professional reinsurance buyers in the markets Europe, Latin America and Asia. Our long-term client relationships are based on our capabilities, e.g. natural hazard expertise, financial modeling capabilities, structuring advice and claims and underwriting audits, contributing to earnings and cash flows. We remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.
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
Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, strategic partnerships or participations in entities that enjoy a unique position, such as strong control over the origination of their business, which prevent them from having to compete in annual insurance or reinsurance auctions. Examples of the approach by which we seek to develop preferred access to these businesses are our strategic partnership with MDU in the U.K. and our participation in GAUM, as well as many strong relationships with specialized mono-line insurers.
Also, Converium Underwriting Ltd, a Lloyd’s Corporate Member, has successfully provided and continues to provide third-party capacity to certain specialist Lloyd’s syndicates.
Some specialty lines are subject to cyclical pricing fluctuations. Converium remains committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.

Life & Health Reinsurance
The Life & Health Reinsurance segment comprises the Life & Disability and Accident & Health lines of business. The Life & Health Reinsurance segment’s strategy is to increase the stability of Converium’s income. Traditional life reinsurance has a low correlation to property and casualty risks and can therefore improve our risk diversification. Our Life & Health Reinsurance segment will continue to grow its activities in its existing key markets, which are Germany, Italy and France; markets with significant potential for future opportunities for us include Denmark and the Netherlands.
The business segments are supported by global business support functions such as Actuarial & Risk Management Services, and by global services such as Human Resources, Finance and IT.
Run-Off
The Run-Off segment was established in the first quarter of 2005 to handle all business, both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business written through CINA. Although it is not part of our core business, the success of the Run-Off segment is vital to the implementation of Converium’s overall strategy.
Guiding principles for our business
We have established the following guiding principles for the development of our business:
•	Our lead objective is to maximize economic value. The metrics we use to measure this are pre-tax operating income and “performance excess”. “Performance excess” is the measure we use to implement economic value-based management at Converium and is the key metric for measuring expected and actual underwriting performance. “Performance excess” represents the economic value added attached to all reinsurance contracts in our portfolio and takes into account all expected benefits and costs emanating from a contract or group of contracts, including expected premiums, expected losses and all other internal and external costs including taxes and the costs of the allocated risk-based capital. Hence, “performance excess” equals the expected net present value created for shareholders, in excess of the cost of capital;
•	To optimize our overall risk profile, we balance and diversify our portfolio by line of business, by region and by duration;
•	All contracts we underwrite should be profitable in expectation; that is, a “performance excess” target of at least equal to zero.
•	We seek to grow our relationships with our target clients, but sustainable profitability is a prerequisite; and
•	Assumed retrocession, financial guarantees, underwriting authorities for assumed reinsurance and fronting are outside of our strategic scope.
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
Retention management. We manage our gross and net risk positions on a group-wide basis, through global risk pooling and the use of retrocession on specific line of business exposures.
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
Our business
We are an international professional reinsurer, which offers a broad range of non-life and life reinsurance to help our clients manage capital and risk. Our principal lines of non-life reinsurance include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life & Disability reinsurance and Accident & Health.
In addition to our offices in Cologne, New York, Zug and Zurich, we have branch offices in Bermuda, Labuan, Milan, Paris, Singapore, Sydney and Toronto, as well as marketing offices in Buenos Aires, Kuala Lumpur, Sao Paulo and Tokyo. In addition, we have administrative offices in Stamford, Connecticut. We have a sub-holding company in London and finance subsidiaries in Luxembourg and Bermuda, an IP company in Zug, Switzerland and a licensed reinsurance company, Guernsey, facilitating intra-group reinsurance within Converium.
During 2005 our business was organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance; which are based principally on global lines of business in addition to a Run-Off segment. The Run-Off segment includes all business, both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business written through CINA. The business segments are supported by global business support functions such as Actuarial & Risk Management Services, and by global services such as Human Resources, Finance and IT. We believe that this structure provides a higher degree of transparency, accountability and management control.
The table below presents, by segment, the distribution of our premiums written and segment income (loss) for the years ended December 31, 2005, 2004 and 2003. For additional information regarding the results of our operating segments, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results” and the Schedule of Segment Data on pages F-7 and F-8 of the financial statements.

	Gross premiums written			Net premiums written			Segment income (loss)
	(US$ millions)			(US$ millions)			(US$ millions)
For the year ended December 31	2005	2004	2003	2005	2004	2003	2005	2004	2003
Business Segment:
Standard Property & Casualty Reinsurance	803.1	1,509.1	1,438.6	739.0	1,377.5	1,299.9	46.7	91.5	209.8
Specialty Lines	833.1	1,655.3	1,325.0	737.7	1,565.3	1,119.0	109.5	-7.3	159.6
Life & Health Reinsurance	318.8	327.9	280.7	306.4	313.2	254.5	17.6	16.7	-69.1
Run-Off	39.3	486.4	1,256.1	32.6	470.1	1,249.3	47.6	-296.0	-40.0
Corporate Center	—	—	—	—	—	—	-50.1	-38.2	-34.3
Total	1,994.3	3,978.7	4,300.4	1,815.7	3,726.1	3,922.7	171.3	-233.3	226.0
Other (loss) income							-13.4	-8.2	17.5
Interest expense							-31.6	-33.1	-31.0
Impairment of goodwill							—	-94.0	—
Amortization of intangible assets							-21.5	-9.9	-1.8
Restructuring costs							-20.5	-2.7	—
Income tax expense							-15.6	-201.3	-32.8
Net income (loss)							68.7	-582.5	177.9
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

The table below presents the composition of our gross premiums written by line of business for the ongoing non-life business segments and the Life & Health Reinsurance segment and in total for the Run-Off segment, separated between reported and change in accrual for the years ended December 31, 2005, 2004 and 2003:

	For the year ended December 31,
		2005			2004			2003
		Change in			Change in			Change in
	Reported	Accrual	Total	Reported	Accrual	Total	Reported	Accrual	Total
		(US$ millions)			(US$ millions)			(US$ millions)
				Gross Premiums Written
Standard Property & Casualty Reinsurance
General Third Party Liability	260.1	-75.9	184.2	376.2	28.5	404.7	466.3	-104.8	361.5
Motor	254.3	-65.4	188.9	479.0	-7.0	472.0	429.0	-42.3	386.7
Personal Accident (assumed from non-life insurers)	23.2	-9.9	13.3	51.7	-17.9	33.8	37.1	1.0	38.1
Property	444.5	-27.8	416.7	631.1	-32.5	598.6	685.6	-33.3	652.3
Total Standard Property & Casualty Reinsurance	982.1	-179.0	803.1	1538.0	-28.9	1,509.1	1618.0	-179.4	1,438.6
Specialty Lines
Agribusiness	16.0	20.7	36.7	10.7	0.7	11.4	5.8	2.0	7.8
Aviation & Space	336.7	-82.1	254.6	486.7	-10.2	476.5	460.9	37.2	498.1
Credit & Surety	161.8	-103.4	58.4	175.9	33.2	209.1	182.4	18.1	200.5
Engineering	112.5	-41.9	70.6	126.1	-7.6	118.5	138.2	6.7	144.9
Marine & Energy	77.9	-13.0	64.9	86.4	-0.7	85.7	95.9	-7.1	88.8
Professional Liability and other Special Liability	346.4	13.0	359.4	421.9	18.3	440.2	368.4	-19.4	349.0
Workers’ Compensation	84.7	-96.2	-11.5	225.2	88.7	313.9	26.5	9.4	35.9
Total Specialty Lines	1,136.0	-302.9	833.1	1,532.9	122.4	1,655.3	1,278.1	46.9	1,325.0
Life & Health Reinsurance
Life & Disability	233.5	14.1	247.6	231.0	16.8	247.8	186.1	12.8	198.9
Accident & Health	67.0	4.2	71.2	90.6	-10.5	80.1	85.4	-3.6	81.8
Total Life & Health Reinsurance	300.5	18.3	318.8	321.6	6.3	327.9	271.5	9.2	280.7
Run-Off	230.0	-190.7	39.3	703.9	-217.5	486.4	1,103.9	152.2	1,256.1
Total	2,648.6	-654.3	1,994.3	4,096.4	-117.7	3,978.7	4,271.5	28.9	4,300.4
As discussed further in the segment discussions contained within “Item 5. — Operating and Financial Review and Prospects – A. Operating Results — Results of Operations by Operating Segment”, our 2005 gross premiums written and associated changes in premium accruals have been impacted by a number of factors including cancellations following our ratings downgrade in 2004, resulting reduced shares in 2005 on existing business, together with the impact of placing CRNA into orderly run off.

The table below presents the geographic distribution of our gross premiums written for the years ended December 31, 2005, 2004 and 2003, based on the location of the ceding companies.

	For the year ended December 31,
	2005		2004		2003
	(US$ millions)	% of total	(US$ millions)	% of total	(US$ millions)	% of total
United Kingdom*	481.0	24.1	1,160.8	29.2	1,188.0	27.6
Germany	395.0	19.8	389.6	9.8	286.9	6.7
France	86.1	4.3	158.2	4.0	160.4	3.7
Italy	107.1	5.4	162.3	4.1	131.2	3.1
Rest of Europe	251.4	12.6	379.8	9.5	338.9	7.9
Far East	132.1	6.6	238.5	6.0	266.4	6.2
Near and Middle East	103.1	5.2	124.3	3.1	134.3	3.1
North America	346.0	17.4	1,235.2	31.0	1,642.6	38.2
Latin America	92.5	4.6	130.0	3.3	151.7	3.5
Total	1,994.3	100.0	3,978.7	100.0	4,300.4	100.0

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.
During 2005 additional information became available as to the geographic location of the ceding company of certain business written through the London market which is reflected in the 2005 numbers above. Comparable data for 2004 and 2003 is not available. This London Market business generated gross premiums written of US$ 141.4 million and US$ 176.5 million in 2004 and 2003 respectively, which is entirely categorized as United Kingdom business for those years.
The table below presents the distribution of our net premiums written and net premiums earned by line of business for the ongoing non-life business segments and the Life & Health Reinsurance segment and in total for the Run-Off segment for the years ended December 31, 2005, 2004 and 2003.

	For the year ended December 31,
	2005		2004		2003
	Net	Net	Net	Net	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums
(US$ millions)	written	earned	written	earned	written	earned
Standard Property & Casualty Reinsurance
General Third Party Liability	146.7	204.1	379.1	348.1	323.5	336.9
Motor	188.4	256.8	437.4	450.8	356.1	352.5
Personal Accident (assumed from non-life insurers)	13.3	14.3	34.5	43.8	35.3	34.4
Property	390.6	405.6	526.5	549.6	585.0	561.4
Total Standard Property & Casualty Reinsurance	739.0	880.8	1377.5	1,392.3	1,299.9	1,285.2

Specialty Lines
Agribusiness	36.7	28.9	11.4	15.5	7.8	3.9
Aviation & Space	241.8	352.4	404.5	327.3	354.7	325.2
Credit & Surety	58.4	168.2	204.3	177.9	195.6	174.3
Engineering	65.5	88.7	112.2	117.3	139.9	133.8
Marine & Energy	64.0	71.7	82.5	85.1	83.2	81.6
Professional Liability and other Special Liability	282.8	295.6	436.5	410.6	301.9	286.7
Workers’ Compensation	-11.5	53.7	313.9	253.9	35.9	32.6
Total Specialty Lines	737.7	1,059.2	1,565.3	1,387.6	1,119.0	1,038.1
Total ongoing non-life reinsurance	1,476.7	1,940.0	2,942.8	2,779.9	2,418.9	2,323.3

Life & Health Reinsurance
Life & Disability	235.2	240.7	234.9	239.7	172.8	178.2
Accident & Health	71.2	74.1	78.3	79.0	81.7	82.6
Total Life & Health Reinsurance	306.4	314.8	313.2	318.7	254.5	260.8

Run-Off	32.6	128.4	470.1	783.6	1,249.3	1,183.7
Total	1,815.7	2,383.2	3,726.1	3,882.2	3,922.7	3,767.8
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
We underwrite our product lines on a non-proportional and proportional basis. We integrate our facultative specialists with our underwriting professionals with treaty expertise, organizing them as focused teams around client relationship management and lines of business. We do not distinguish between treaty and facultative reinsurance, but rather between proportional and non-proportional underwriting and lines of business.
The table below presents the distribution of our gross premiums written by type of reinsurance for the years ended December 31, 2005, 2004 and 2003.

	For the year ended December 31,
	2005		2004		2003
	(US$ millions)	% of total	(US$ millions)	% of total	(US$ millions)	% of total
Proportional	1,374.7	68.9	3,388.5	85.2	3,125.4	72.7
Non-proportional	619.6	31.1	590.2	14.8	1,175.0	27.3
Total	1,994.3	100.0	3,978.7	100.0	4,300.4	100.0
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
Structured/finite
Structured/finite reinsurance business is contained within our Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments. Whether working directly with the client or through a broker , our structured/finite business focuses on developing client-specific solutions after spending time with the client to understand its business needs. These client-specific solutions include such products as loss portfolio transfers and adverse loss development covers. Loss portfolio transfers involve the transfer of liability of discontinued or expired insurance programs from one company to another company for a fee. Coverage under adverse development covers is provided on an excess basis and amounts of indemnification are generally subject to specific aggregate limits.

Structured/finite products have several features that differ from traditional reinsurance products and may typically include (i) premium refunds based on actual loss experience; (ii) loss sharing provisions; (iii) additional premiums based on actual loss experience, (iv) sliding scale commission rates, (v) non-refundable reinsurer’s margins; and (vi) underwriting terms that limit the maximum aggregate exposure. Structured/finite business is classified as proportional or non-proportional, depending on its characteristics.
Structured/finite reinsurance markets are generally ratings-sensitive. Since our ratings downgrades in 2004, we have seen written premium volume reduce significantly in this area of business.
Non-Life Operations
Overview
We operate our ongoing non-life reinsurance business through our two ongoing non-life segments: Standard Property & Casualty Reinsurance and Specialty Lines. Our ongoing non-life operations had gross premiums written of US$ 1,636.2 million for the year ended December 31, 2005, representing 82.1% of our total gross premiums written.
The following table sets forth our ongoing non-life reinsurance gross premiums written, net premiums written and net premiums earned by type of business for the years ended December 31, 2005, 2004 and 2003:

	For the year ended December 31,
	2005			2004			2003
	Gross	Net	Net	Gross	Net	Net	Gross	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums
(US$ millions)	written	written	earned	written	written	earned	written	written	earned
Proportional	1,017.8	927.0	1,362.3	2,749.1	2,601.1	2,451.0	2,106.9	1,898.4	1,802.9
Non-Proportional	618.4	549.7	577.7	415.3	341.7	328.9	656.7	520.5	520.4
Total ongoing non-life	1,636.2	1,476.7	1,940.0	3,164.4	2,942.8	2,779.9	2,763.6	2,418.9	2,323.3
The table below presents the loss, acquisition costs and combined ratios of our ongoing non-life reinsurance business both by line of business and type of reinsurance for the years ended December 31, 2005, 2004 and 2003. This table represents an aggregation of line of business ratios for our two ongoing non-life segments. Subsequent tables present ratios for each ongoing non-life segment by line of business and type of reinsurance. Any prior underwriting year development (positive or negative) will affect the ratios of the calendar year in which the activity is recorded.

	Loss, Expense and Combined Ratios
	For the year ended December 31,
		2005			2004			2003
	Loss	Acq costs	Combined	Loss	Acq costs	Combined	Loss	Acq costs	Combined
	ratio	ratio	ratio (1)	ratio	ratio	ratio (1)	ratio	ratio	ratio (1)
General Third Party Liability	91.4%	13.7%	105.1%	67.1%	30.0%	97.1%	64.1%	22.4%	86.5%
Motor	96.4%	16.1%	112.5%	103.7%	17.9%	121.6%	89.0%	15.4%	104.5%
Personal Accident (assumed from non-life insurers)	27.3%	25.9%	53.1%	54.1%	38.4%	92.5%	68.4%	21.2%	89.6%
Property	71.8%	26.7%	98.5%	50.6%	27.6%	78.2%	50.8%	23.0%	73.9%
Agribusiness	78.9%	17.3%	96.2%	94.8%	21.9%	116.8%	61.5%	12.8%	74.4%
Aviation & Space	60.9%	26.5%	87.3%	53.7%	24.5%	78.2%	45.4%	14.9%	60.4%
Credit & Surety	59.2%	34.3%	93.5%	50.2%	30.0%	80.1%	73.1%	32.0%	105.1%
Engineering	71.4%	31.3%	102.7%	76.6%	25.5%	102.1%	64.8%	29.7%	94.5%
Marine & Energy	81.3%	25.8%	107.1%	92.0%	20.7%	112.7%	76.0%	12.5%	88.5%
Professional Liability and other Special Liability	89.5%	17.3%	106.8%	112.3%	19.8%	132.1%	77.4%	30.6%	108.0%
Workers’ Compensation	91.8%	20.1%	111.9%	96.8%	24.5%	121.3%	199.4%	-45.1%	154.3%
Total ongoing non-life	77.4%	22.9%	100.4%	77.6%	24.5%	102.1%	66.8%	21.3%	88.1%

Proportional	67.3%	26.6%	93.9%	74.6%	25.9%	100.5%	68.1%	23.4%	91.5%
Non-Proportional	101.2%	14.4%	115.7%	100.3%	14.1%	114.4%	62.4%	13.9%	76.3%
Total ongoing non-life	77.4%	22.9%	100.4%	77.6%	24.5%	102.1%	66.8%	21.3%	88.1%

(1)	The combined ratios presented in this table exclude administration expenses. Loss ratio and acquisition costs ratio are based on net premiums earned.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of our 2005 consolidated financial statements. For an explanation of significant loss activity, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results”.
Standard Property & Casualty Reinsurance
The Standard Property & Casualty Reinsurance segment’s strategy was redefined following the rating agencies’ downgrading in the second half of 2004 and now focuses on partnership-oriented professional reinsurance buyers in the markets Europe, Latin America and Asia. Our long-term client relationships are based on our capabilities, e.g. natural hazard expertise, financial modeling capabilities, structuring advice and claims and underwriting audits, contributing to earnings and cash flows. We remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.
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
The following table presents the distribution of gross and net premiums written and net premium earned by our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2005, 2004 and 2003.

	For the year ended December 31,
		2005			2004			2003
	Gross	Net	Net	Gross	Net	Net	Gross	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums
(US$ millions)	written	written	earned	written	written	earned	written	written	earned
Standard Property & Casualty Reinsurance:
General Third Party Liability	184.2	146.7	204.1	404.7	379.1	348.1	361.5	323.5	336.9
Motor	188.9	188.4	256.8	472.0	437.4	450.8	386.7	356.1	352.5
Personal Accident
(assumed from non-life insurers)	13.3	13.3	14.3	33.8	34.5	43.8	38.1	35.3	34.4
Property	416.7	390.6	405.6	598.6	526.5	549.6	652.3	585.0	561.4
Total Standard Property & Casualty Reinsurance	803.1	739.0	880.8	1,509.1	1,377.5	1,392.3	1,438.6	1,299.9	1,285.2
Proportional	427.2	390.8	524.3	1,186.6	1,102.5	1,133.7	939.3	879.9	864.8
Non-Proportional	375.9	348.2	356.5	322.5	275.0	258.6	499.3	420.0	420.4
Total Standard Property & Casualty Reinsurance	803.1	739.0	880.8	1,509.1	1,377.5	1,392.3	1,438.6	1,299.9	1,285.2

The following table presents the loss, acquisition costs and combined ratios of our Standard Property & Casualty Reinsurance segment by line of business and type of reinsurance for the years ended December 31, 2005, 2004 and 2003.

	Loss, Expense and Combined Ratios
	For the year ended December 31,
		2005			2004			2003
		Acq costs	Combined	Loss	Acq costs	Combined	Loss	Acq costs	Combined
	Loss ratio	ratio	ratio (1)	ratio	ratio	ratio (1)	ratio	ratio	ratio (1)
General Third Party Liability	91.4%	13.7%	105.0%	67.1%	30.0%	97.1%	64.1%	22.4%	86.5%
Motor	96.4%	16.1%	112.5%	103.7%	17.9%	121.6%	89.0%	15.4%	104.5%
Personal Accident (assumed from non-life insurers)	27.3%	25.9%	53.1%	54.1%	38.4%	92.5%	68.6%	21.2%	89.8%
Property	71.9%	26.7%	98.6%	50.6%	27.6%	78.2%	50.8%	23.0%	73.9%
Total Standard Property & Casualty Reinsurance	82.8%	20.6%	103.4%	72.0%	25.4%	97.4%	65.3%	20.7%	86.0%
Proportional	75.8%	26.8%	102.6%	69.6%	27.7%	97.4%	57.8%	24.9%	82.7%
Non-Proportional	93.2%	11.4%	104.6%	82.5%	15.1%	97.6%	80.7%	12.2%	92.8%
Total Standard Property & Casualty Reinsurance	82.8%	20.6%	103.4%	72.0%	25.4%	97.4%	65.3%	20.7%	86.0%

(1)	The combined ratios presented in this table exclude administration expenses. Loss ratio and acquisition costs ratio are based on net premiums earned.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of our 2005 consolidated financial statements. For an explanation of significant loss activity, see “Item 5–Operating and Financial Review and Prospects – A. Operating Results”.
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
Wherever possible, Converium seeks to develop preferred access to specialty lines through strong relationships, strategic partnerships or participations in entities that enjoy a unique position, such as strong control over the origination of their business, which prevent them from having to compete in annual insurance or reinsurance auctions. Examples of the approach by which we seek to develop preferred access to these businesses are our strategic partnership with MDU in the U.K and our participation in GAUM and our shares in its pools, as well as many strong relationships with specialized mono-line insurers.
Also, Converium Underwriting Ltd, a Lloyd’s Corporate Member, has successfully provided third-party capacity to certain specialist Lloyd’s syndicates.
Some specialty lines are subject to cyclical pricing fluctuations. Converium remains committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.
Due to the long-tail nature of many of the specialty lines of business, the emergence of accounting profit occurs after a time lag. The high levels of carried reserves necessary for the specialty lines of business underwritten by the segment can be capital consumptive during periods of strong growth in premiums written and may pose a constraint on the amount of growth and the business mix of the segment.
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
The following table presents the distribution of gross and net premiums written and net premiums earned by our Specialty Lines segment for the years ended December 31, 2005, 2004 and 2003.

	For the year ended December 31,
		2005			2004			2003
	Gross	Net	Net	Gross	Net	Net	Gross	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums
(US$ millions)	written	written	earned	written	written	earned	written	written	earned
Specialty Lines:
Agribusiness	36.7	36.7	28.9	11.4	11.4	15.5	7.8	7.8	3.9
Aviation & Space	254.6	241.8	352.4	476.5	404.5	327.3	498.1	354.7	325.2
Credit & Surety	58.4	58.4	168.2	209.1	204.3	177.9	200.5	195.6	174.3
Engineering	70.6	65.5	88.7	118.5	112.2	117.3	144.9	139.9	133.8
Marine & Energy	64.9	64.0	71.7	85.7	82.5	85.1	88.8	83.2	81.6
Professional Liability and other Special Liability	359.4	282.8	295.6	440.2	436.5	410.6	349.0	301.9	286.7
Workers’ Compensation	-11.5	-11.5	53.7	313.9	313.9	253.9	35.9	35.9	32.6
Total Specialty Lines	833.1	737.7	1,059.2	1,655.3	1,565.3	1,387.6	1,325.0	1,119.0	1,038.1

Proportional	590.5	536.0	837.8	1,562.3	1,498.5	1,317.3	1,167.4	1,018.4	938.1
Non-Proportional	242.6	201.7	221.4	93.0	66.8	70.3	157.6	100.6	100.0
Total Specialty Lines	833.1	737.7	1,059.2	1,655.3	1,565.3	1,387.6	1,325.0	1,119.0	1,038.1

The following table presents the loss, acquisition costs and combined ratios of our Specialty Lines segment by line of business and type of reinsurance for the years ended December 31, 2005, 2004 and 2003.

	Loss, Expense and Combined Ratios
	For the year ended December 31,
		2005			2004			2003
		Acq costs	Combined		Acq costs	Combined		Acq costs	Combined
	Loss ratio	ratio	ratio (1)	Loss ratio	ratio	ratio (1)	Loss ratio	ratio	ratio (1)
Specialty Lines:
Agribusiness	78.9%	17.3%	96.2%	94.8%	21.9%	116.8%	61.5%	12.8%	74.4%
Aviation & Space	60.9%	26.4%	87.3%	53.7%	24.5%	78.2%	45.4%	14.9%	60.4%
Credit & Surety	59.2%	34.3%	93.5%	50.1%	30.0%	80.1%	73.0%	32.0%	105.0%
Engineering	71.4%	31.2%	102.6%	76.6%	25.5%	102.1%	64.8%	29.7%	94.5%
Marine & Energy	81.2%	25.8%	107.0%	92.0%	20.7%	112.7%	76.0%	12.5%	88.5%
Professional Liability and other Special Liability	89.5%	17.3%	106.8%	112.3%	19.8%	132.1%	77.4%	30.6%	108.0%
Workers’ Compensation	91.8%	20.1%	111.9%	96.8%	24.5%	121.3%	199.4%	-45.1%	154.3%
Total Specialty Lines	72.9%	24.9%	97.8%	83.2%	23.6%	106.9%	68.7%	22.0%	90.6%
Proportional	62.0%	26.4%	88.5%	78.8%	24.3%	103.2%	77.5%	22.1%	99.6%
Non-Proportional	114.1%	19.2%	133.3%	165.4%	10.5%	176.0%	-14.1%	21.0%	6.9%
Total Specialty Lines	72.9%	24.9%	97.8%	83.2%	23.6%	106.9%	68.7%	22.0%	90.6%

(1)	The combined ratios presented in this table exclude administration expenses. Loss ratio and acquisition costs ratio are based on net premiums earned.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-7 and F-8 of our 2005 consolidated financial statements. For an explanation of significant loss activity, see “Item 5–Operating and Financial Review and Prospects – A. Operating Results”.
Life & Health Reinsurance
The Life & Health Reinsurance segment contains the following lines of business:
•	Life & Disability; and

•	Accident & Health.
We offer these lines of business on an international scale. We primarily conduct our Life & Disability reinsurance business from Cologne, Germany. We have implemented a strategy to effectively grow our life reinsurance business. In addition, we have established branch offices in Milan and Paris. We also utilize our non-life offices in many parts of the world to facilitate direct contacts with our Life & Health Reinsurance clients.
As a result of these initiatives, our Life & Disability and Accident & Health lines of business written from our European offices have grown significantly in recent years, with our net premiums written increasing from US$ 196.0 million in 2001 to US$ 306.4 million at the end of 2005.
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
We are seeking to grow our Life & Health business operations considerably while not compromising our underwriting standards. We believe that Life & Health Reinsurance will represent an increasing percentage of our business going forward.

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
As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers, and with Lloyd’s of London. We believe that our largest competitors, both locally and internationally, are:
•	Munich Reinsurance Company;

•	Swiss Reinsurance Company (including GE Insurance Solutions);

•	General Reinsurance Company, a subsidiary of Berkshire Hathaway, Inc.;

•	Hannover Re Group;

•	SCOR;

•	Companies active in the Bermuda market, including the PartnerRe Group, XL Capital Ltd. and RenaissanceRe Holdings Ltd.;

•	Everest Reinsurance Company;

•	Transatlantic Reinsurance Company; and

•	Lloyd’s syndicates active in the London market.
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
We are committed to underwriting for profit. In pricing, we are committed to price to an after-tax target return that reflects the conditions in the investment markets and the riskiness of the portfolio. Meeting this target requires a constant management of the underwriting cycle including the avoidance of under-priced business.
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
Our core pricing approach is to estimate the underlying frequency and severity of losses, adjusted for trends, so that we can develop an aggregate probability distribution of ultimate loss. In order to understand the cash flows, we estimate premium collection and loss payout patterns. Taking into account the transaction structure, we then create an aggregate probability distribution of the profit function of the contract that reflects risk-free investment income generated by the cash flows, commissions, brokerage, internal expenses and taxes. We estimate the risk capital by analyzing the treaty’s dependency on the current and future planned portfolio. Key factors that we utilize in the calculation of risk capital are the loss profile of the contract, the duration of the liabilities and the correlation of the risk factors with the remainder of our book of business. From this, the performance of the deal, or Performance Excess, is then computed as the expected profitability of the deal less the cost of capital.
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
In addition to managing reported claims and conferring with ceding companies on claims matters, our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments will, as requested by underwriters, conduct pre-underwriting claims audits of prospective ceding companies.
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
Catastrophe risk management and protection
Natural peril and man-made catastrophe risk management is an essential part of our overall corporate risk management plan. To help us measure and monitor our exposure to natural catastrophic events, we have established a line-of-business function that together with members of senior management with underwriting, actuarial, risk management and other specialized expertise, review relevant aspects of our catastrophe underwriting and risk management.
An integral part of our Global Catastrophe Risk Management is our Natural Hazards Team, located in Zurich. This specialized team is responsible for modeling our global catastrophe exposure, and provides support to underwriters and pricing actuaries in our offices around the world. Natural Hazards Team members are integrated with our actuarial and risk modeling staff. We believe that centralizing key catastrophe risk functions in our Natural Hazards Team helps produce a consistent catastrophe exposure analysis across our international operations. For example, our catastrophe risk specialists design, maintain and support state-of-the-art risk modeling software to which our underwriters have direct access.
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
Historically, a majority of the natural catastrophe reinsurance we have written relates to exposures within Europe, Japan and the United States. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as European windstorm, Japanese earthquake and US hurricane and earthquake events. Our estimated potential losses, on a probable maximum loss basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of US$ 400 million for a 250-year return period loss.
We use retrocessional reinsurance protection to assist our efforts to ensure that our risk tolerance is not exceeded on a per event or aggregate basis. We actively seek to combine traditional reinsurance protection with capital market solutions, in order to diversify our sources of risk bearing capital. We have developed substantial capital markets expertise, which we can use both to provide additional capacity to our clients and to improve our own results and risk profile. The key business reasons for using a capital markets-based solution rather than traditional reinsurance are as follows:
•	the lack of availability of high credit quality reinsurance protection at competitive prices for peak risks such as California earthquakes, US hurricanes and European windstorms;

•	to achieve protection at stable prices for a multi-year period;

•	to obtain better post-event liquidity relief compared to traditional retrocessionaires’ practices and the respective counterparty credit risks on recoveries; and

•	to diversify sources of risk bearing capacity from more traditional reinsurance products.
In 2005, we had the benefit of traditional reinsurance protections for our non-US property portfolio in excess of US$ 50 million and up to US$ 150 million for any natural catastrophe affecting our property portfolio. In addition, we purchased cover for natural catastrophes affecting our non-US property portfolio in excess of US$ 20 million with cover up to US$ 50 million, whereby first-event coverage was limited to certain perils. The majority of this coverage was placed with companies with AAA financial strength ratings.
In addition, in 2004, we entered into a transaction with Helix 04 Ltd (“Helix 04”), a dedicated Bermuda special purpose exempted company that ultimately provides us with specific high limit catastrophe protection. Helix 04’s business consists solely of issuing five-year catastrophe securities; Helix 04 entered into a counterparty contract with us whereby Helix 04 will make payments to us from its funds to cover defined catastrophic losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes, paid quarterly, less any loss payments made to us. The Helix 04 transaction replaced the Trinom transaction that we had in place since 2001. See Note 12 to our 2005 consolidated financial statements for additional information on Helix.
The coverage we have obtained from the Helix 04 transaction is expected to reduce our net retained loss for large catastrophe events. Payments from Helix 04 to us are based on modeled losses on a notional portfolio. Perils covered by the Helix 04 transaction and the Catastrophe agreement include only US and Japanese earthquake, North Atlantic hurricane and European windstorm losses that occur before June 23, 2009. Helix 04 provides a second event protection. The first event is defined as any event in one of the four defined peril regions whose modeled loss for the notional portfolio exceeds US$ 150 million. After this first event, we are covered for any event in the four above mentioned peril regions whose modeled loss for the notional portfolio exceeds US$ 175 million. The amount of coverage is US$ 100 million.
We estimate our gross loss for each of the recent hurricanes to be less than the Helix 04 activation threshold of US$ 150 million for each such event and therefore we will not file a trigger event request in respect of these losses.
The annual cost of Helix 04 to Converium is US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is a risk mitigation non-exchange traded derivative which is not treated as reinsurance. The annual charge for Helix is reflected through other (loss) income. The cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.
Converium has exercised its rights to reset the notional portfolio on April 19, 2006. The reset effective date is June 30, 2006. Under this model-based reset, the five-year cumulative contribution of each of the notional portfolios to expected loss will not exceed 50% and for the North Atlantic Hurricane and US Earthquake Notional portfolios, the combined five cumulative contribution to expected loss will not exceed 66.6%. The activation of the reset option and the selection of the revised notional portfolio within the expected loss limitation parameters may change the current accounting of the counterparty contract depending on the correlation of Converium’s actual portfolio compared to the selected notional portfolio under the reset option.
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

The following table illustrates our catastrophe protections in place in 2005:

		Traditional Reinsurance	Helix
Catastrophic Event(1)	Gross Loss	Recovery(2)	Recovery(4)	Status
1st Catastrophic Event	$150 million to	$61 million to	N/A	Cover triggered
	$250 million	$91 million
2nd Catastrophic Event	$175 million to	$61 million to	$0 to	Cover in effect
	$275 million	$91 million (3)	$100 million (4)

(1)	A catastrophic event in a defined peril region.

(2)	On a non-US basis in excess of US$ 20 million (for some perils first event coverage in excess of US$ 50 million).

(3)	Subject to a total recovery of US$ 147 million over the term of the contracts.

(4)	Recovery is based on modeled losses on a notional portfolio, not on actual losses.
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
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2005 and 2004, Converium held US$ 470.6 million and US$ 300.9 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.
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
Allowances of US$ 28.1 million and US$ 30.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2005 and 2004, respectively.
The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2005, based on non-life underwriting reserves and future life benefits, and their respective Standard & Poor’s or A.M. Best financial strength rating.

		Underwriting reserves
		and future life benefits		S & P/A.M.
Retrocessionaire	Retrocessionaire Group	(US$ million)	% of total	Best Rating
Lloyd’s Syndicates	Lloyd’s	212.6	26.4	A/A
Continental Casualty Company	CNA	57.7	7.2	A– /A
Zurich Financial Services	Zurich Financial Services	48.1	6.0	A+/A
ICM Re S.A.	ICM Re	35.7	4.4	NR
AIOI Insurance Co., Ltd.	AIOI Insurance Co., Ltd.	35.7	4.4	A
Transamerica Reinsurance	AEGON Group	35.1	4.4	AA /A+
Hannover Ruckversicherung	Hannover Re	33.6	4.2	AA– /A
AXA Group	AXA Group	30.3	3.8	AA–
PartnerRe Global	PartnerRe Group	27.3	3.4	AA– /A+
GE Frankona	Swiss Re	22.0	2.7	A/A
Total underwriting reserves and future life benefits of top ten retrocessionaires		538.2	66.8
All other retrocessionaires		266.9	33.2
Total underwriting reserves and future life benefits		805.1	100.0
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
In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at US$ 289.2 million, the amount of loss and loss expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for this event in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services.
In order to provide additional comfort as regards our reserve position, in August 2004 we acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. See Note 12 to our 2005 consolidated financial statements for additional information on this cover and for further information on retrocessional risk management.
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
CORE is our proprietary global loss reserve estimation system. It applies a number of standard actuarial reserving methods on a contract-by-contract basis. This allows us to calculate estimates of IBNR for each transaction based on its own characteristics. We aggregate the reserves indicated for each transaction to arrive at the total reserve requirement (“bottom-up approach”).
In addition to these bottom-up approaches we utilize standard top-down analyses. For these methods we aggregate the majority of our business into a limited number of homogeneous classes and apply standard actuarial reserving techniques. These top-down analyses provide an alternative view that is less dependent on pricing information. The comparison of these different approaches, namely bottom-up and top-down, provide additional insights into the reserve position and can lead to reserve adjustments in either bottom-up or top-down approaches or both.
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
All reserve indications are conducted at the reinsurance contract level typically on a gross and retroceded basis; net loss and allocated loss adjustment expense reserve indications are typically derived by netting gross and retroceded loss and allocated loss adjustment expense reserve indications. Unallocated loss adjustments expense reserve provisions are derived at the business segment level.
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
For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g., December 31, 2005) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:
•	select a different actuarial method (i.e. to be more responsive to actual loss experience)
•	revise the expected loss (see expected loss / expected loss ratio above)
•	revise the expected paid loss and / or expected reporting loss patterns
The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract at the reserving date (e.g. December 31, 2005). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.
Typically the indicated ultimate loss for each contract is then adjusted by the ratio of base earned premium to base ultimate premium in order to calculate a reserve provision (IBNR) only to the exposed / expired portion of the reinsurance contract as of the reserving date. The base premium excludes loss sensitive premium adjustments.
For each REC and underwriting year we select best estimate of ultimate losses within a reasonable range. The range estimates are done at the REC level and are not aggregated to the business segment or consolidated level.
Adequacy of reserves
Given the inherent uncertainty of the loss estimation process described above, we employ a number of methods to develop a range of estimates. On the basis of our actuarial reviews, we believe our liability for gross losses and loss expenses, referred to as gross reserves, and our gross reserves less reinsurance recoverables for losses and loss expenses ceded, referred to as net reserves, at the end of all periods presented in our financial statements were determined in accordance with our established policies and were reasonable estimates based on the information known at the time our estimates were made. These analyses were based on, among other things, original pricing analyses as well as our experience with similar lines of business, and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. However, since the establishment of loss reserves is an inherently uncertain process, the ultimate cost of settling claims may deviate from our existing loss and loss adjustment expense reserves, perhaps materially. Any adjustments that result from changes in reserve estimates are reflected in our results of operations.
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
Development of prior years’ reserves: Converium has experienced volatility in its loss reserve development over the past several years, predominantly in its US casualty reinsurance lines of business. Since 2001, Converium has recorded US$ 712.3 million of additional net provisions on prior year’s non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million, 2003: US$ (63.5) million, 2004: US$ 579.2 million; and 2005 US$ (75.5) million.

For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million. The development of prior years’ loss reserves for 2005 consisted of net favorable development of prior years’ loss reserves in the amount of US$ 30.7 million in the Standard Property & Casualty Reinsurance segment, comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively. The net favorable development of prior years’ loss reserves of US$ 55.3 million in the Specialty Lines segment primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business. The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of US$ 10.5 million primarily within the Workers’ Compensation and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by US$ 579.2 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. While we believe that we have fully addressed this issue through our reserving actions, volatility is expected to persist for some time.
In the Standard Property & Casualty Reinsurance segment, the net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In the Specialty Lines segment, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments in the Specialty lines were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In the Run-Off segment, the net adverse development of prior years’ loss reserves of US$ 506.4 million primarily related to adverse developments of the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
Commutations: In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, we commuted gross (net) loss reserves, primarily with North American cedents, in the amount of US$ 651.1 million (US$ 521.6 million) for the year ended December 31, 2005, resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million. Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. The total reduction of gross (net) loss reserves in the Run-off segment, after commutations and loss and loss expenses paid, was US$ 1,096.7 million (US$ 854.9 million) from US$ 2,560.8 million (US$ 2,176.1 million) in 2004 to US$ 1,464.1 million (US$ 1,321.2 million) in 2005.
The reserve strengthenings as described herein in “— Loss Reserve Development” have been determined in accordance with our loss reserving policies as described in “— Loss and Loss Adjustment Expense Reserves — Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 2(d) to our 2005 consolidated financial statements. Under these policies, we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment.
Effects of currency fluctuations
A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our reserves because we report our results in US dollars. As of December 31, 2005, approximately 49.1% of our non-life reinsurance reserves are for liabilities that will be paid in a currency other than the US dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to US dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to shareholders’ equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.
Loss reserve development
The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1995 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the US dollar are translated at consolidation into US dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid, but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2005.
Conditions and trends that have affected the development of our reserves for losses and loss expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.
The table below presents our loss and loss adjustment expense reserve development as of the dates indicated.

	As of December 31,
(US$ millions, except percentages)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Gross reserves for losses and loss expenses	1,891.4	2,245.3	2,636.4	2,987.6	3,482.3	4,504.1	5,642.3	6,876.9	7,879.7	8,908.3	7,568.9
Reinsurance recoverable	102.9	106.9	290.1	457.3	640.9	892.3	1,099.2	1,085.7	1,041.3	914.5	761.0
Initial net reserves for losses and loss expenses	1,788.5	2,138.4	2,346.3	2,530.3	2,841.4	3,611.8	4,543.1	5,791.2	6,838.4	7,993.8	6,807.9
Cumulative paid as of:
One year later	443.9	466.0	514.5	610.0	850.6	890.6	1,171.0	1,504.4	1,938.9	1,995.3
Two years later	669.4	721.2	843.0	968.8	1,339.2	1,575.8	2,119.4	2,760.8	3,321.3
Three years later	803.1	921.7	1,064.4	1,250.7	1,670.1	2,180.9	3,027.2	3,755.0
Four years later	927.0	1,062.2	1,261.7	1,438.6	2,029.2	2,749.6	3,726.4
Five years later	1,007.7	1,178.3	1,336.5	1,622.3	2,312.8	3,210.1
Six years later	1,093.8	1,197.5	1,436.7	1,772.9	2,594.4
Seven years later	1,087.1	1,249.3	1,545.8	1,930.5
Eight years later	1,115.7	1,319.4	1,638.1
Nine years later	1,157.8	1,374.0
Ten years later	1,194.4
Net reserves re-estimated as of:
One year later	1,763.3	1,901.5	2,145.6	2,292.6	2,915.7	3,727.5	4,722.5	5,995.3	7,432.3	7,407.9
Two years later	1,642.6	1,853.5	2,051.3	2,276.7	3,039.3	3,932.6	4,951.0	6,490.6	7,054.2
Three years later	1,617.7	1,736.4	1,970.4	2,303.4	3,039.2	4,200.1	5,441.2	6,270.1
Four years later	1,541.1	1,677.3	1,989.1	2,337.8	3,189.2	4,576.2	5,323.5
Five years later	1,468.9	1,661.2	1,990.7	2,414.7	3,400.6	4,519.8
Six years later	1,452.9	1,645.9	2,013.0	2,504.1	3,385.9
Seven years later	1,446.1	1,649.3	2,069.5	2,493.1
Eight years later	1,448.7	1,684.6	2,049.1
Nine years later	1,476.8	1,666.6
Ten years later	1,448.8
Reinsurance recoverable re-estimated as of December 31, 2005	246.7	336.7	420.8	695.3	1,211.0	1,206.2	1,119.1	1,021.8	805.6	877.6
Gross reserves re-estimated as of December 31, 2005	1,695.5	2,003.3	2,469.9	3,188.4	4,596.9	5,726.0	6,442.6	7,291.9	7,859.8	8,285.5
Cumulative net redundancy/(deficiency)	339.7	471.8	297.2	37.2	-544.5	-908.0	-780.4	-478.9	-215.8	585.9
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	19.0%	22.1%	12.7%	1.5%	-19.2%	-25.1%	-17.2%	-8.3%	-3.2%	7.3%
Cumulative gross redundancy/(deficiency)	195.9	242.0	166.5	-200.8	-1,114.6	-1,221.9	-800.3	-415.0	19.9	622.8
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	10.4%	10.8%	6.3%	-6.7%	-32.0%	-27.1%	-14.2%	-6.0%	0.3%	7.0%
As a significant portion of our reserves relate to liabilities payable in currencies other than US dollars, any fluctuations of the US dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As shown on the table above, the net reserve position for 1998 developed favorably from US$ 2,530.3 million as of December 31, 1998 to US$ 2.493.1 million as of December 31, 2005, reflecting a redundancy of US$ 37.2 million. However, shown on the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2005 would result in re-estimated reserves of US$ 2,609.8 million, or a deficiency of US$ 79.5 million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2005 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to the inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.
The table above also shows that our net loss reserves have developed more frequent redundancies/(lower deficiencies) than our gross loss reserves. Changes in estimates of our net losses directly impact our reported results. Accordingly, our estimates of reinsurance recoveries on incurred losses and our collections of those recoveries from our retrocessionaires also directly impact our reported results. See “— Retrocessional reinsurance” above for a discussion of the types of retrocessional reinsurance coverage that we purchase.
At December 31, 2005, we recorded US$ 761.0 million of reinsurance recoverables on loss and loss adjustment expense reserves. Approximately 35.6% of this amount relates to recoverables in connection with the September 11th terrorist attacks.
The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years.

	As of December 31,
(US$ millions, except percentages)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Initial net reserves for losses and loss expenses	1,788.5	2,138.4	2,346.3	2,530.3	2,841.4	3,611.8	4,543.1	5,791.2	6,838.4	7,993.8	6,807.9
Net reserves re-estimated as of:
One year later	1,805.6	2,004.9	2,108.6	2,394.7	3,008.1	3,779.5	4,698.3	5,735.4	7,185.8	7,808.4
Two years later	1,758.2	1,925.4	2,078.8	2,414.4	3,152.5	3,935.5	4,836.4	6,103.4	7,079.0
Three years later	1,707.3	1,865.4	2,016.6	2,465.6	3,130.1	4,132.7	5,211.6	6,051.5
Four years later	1,674.5	1,819.3	2,035.0	2,474.0	3,230.8	4,442.4	5,205.1
Five years later	1,612.4	1,799.4	2,023.7	2,511.6	3,415.0	4,455.0
Six years later	1,589.9	1,775.9	2,017.9	2,588.8	3,441.4
Seven years later	1,588.4	1,755.5	2,065.5	2,609.8
Eight years later	1,574.4	1,782.5	2,069.3
Nine years later	1,595.9	1,782.0
Ten years later	1,597.4
Cumulative redundancy/(deficiency)	191.1	356.4	277.0	-79.5	-600.0	-843.2	-662.0	-260.3	-240.6	185.4
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	10.7%	16.7%	11.8%	-3.1%	-21.1%	-23.3%	-14.6%	-4.5%	-3.5%	2.3%
The payment pattern of our loss and loss expense reserves varies from year to year. Based on historical payment patterns and other relevant data, we estimate that the mean time to payment, on an undiscounted basis, of our loss and loss expense provisions, including future life benefits, as of December 31, 2005, was 4.2 years. We expect this average payment period to change as our mix of business changes, as well as due to changes of payment patterns and fluctuations in currency exchange rates.
Reconciliation of Beginning and Ending Loss and Loss Expense Reserves
The table below is a summary reconciliation of the beginning and ending reserves for losses and loss expenses, net of reinsurance, for the years ended December 31, 2005, 2004 and 2003.

(US$ millions)	2005	2004	2003
As of January 1,
Gross reserves for losses and loss expenses	8,908.3	7,879.7	6,876.9
Less reinsurance recoverable	-914.5	-1,041.3	-1,085.7
Net reserves for losses and loss expenses	7,993.8	6,838.4	5,791.2
Losses and loss expenses incurred (1)
Current year	1,922.3	2,881.9	2,736.1
Prior years	-186.1	350.2	-63.5
Total	1,736.2	3,232.1	2,672.6
Losses and loss expenses paid
Current year	451.0	541.4	437.1
Prior years	1,995.3	1,938.9	1,504.4
Total	2,446.3	2,480.3	1,941.5
Foreign currency translation effects	-475.8	403.6	316.1
As of December 31,

(US$ millions)	2005	2004	2003
Net reserves for losses and loss expenses	6,807.9	7,993.8	6,838.4
Reinsurance recoverable	761.0	914.5	1,041.3
Gross reserves for losses and loss expenses	7,568.9	8,908.3	7,879.7

(1)	The totals above include non-life accident and health reserves for losses and loss expenses that are reflected in the Life & Health Reinsurance segment. The loss and loss expenses incurred includes US$ 178.3 million, US$ 128.0 million and US$ 192.7 million of loss and loss expenses included in the Life & Health Reinsurance segment for the years ended December 31, 2005, 2004 and 2003, respectively.
In 2005, Converium recorded US$ 186.1 million of favorable development at the 2005 average exchange rate and US$ (350.2) million of adverse development at the 2004 average exchange rate. See “ — Adequacy of Reserves”.
Net favorable development of prior years’ loss reserves in 2005 in the amount of US$ 186.1 million were primarily driven by net favorable development of prior years’ loss reserves of US$ 75.5 million (See “— Adequacy of reserves”), the net commutation gains on the segment’s technical result in 2005 amounting to US$ 93.7 million and the reversal of reserves relating to adjustments of prior years’ premium accruals.
Prior years’ adverse net loss expenses incurred in 2004 in the amount of US$ 350.2 million were primarily driven by net adverse development of prior years’ loss reserves of US$ 579.2 million, the net commutation gains on the segment’s technical result in 2004 amounting to US$ 54.6 million, the reduction of reinsurance recoverables of US$ 12.0 million, which was partially offset by reversal of reserves relating to prior years premium accruals in the amount of US$ 186.4 million.
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
As of December 31, 2005 and 2004, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for US-originated asbestos and environmental losses were approximately US$ 49.2 million, respectively for each year or 0.7% and 0.6%, respectively of our total net reserves for losses and loss expenses, respectively. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.
We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years, was 14.1 years at December 31, 2005 and 13.6 years as of December 31, 2004. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments.
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
Investments
Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital gains (losses) accounted for 12.9%, 8.5% and 6.3% of our revenues for the years ended December 31, 2005, 2004 and 2003, respectively.

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
As of December 31, 2005, total invested assets (excluding cash and cash equivalents) were US$ 7,281.6 million compared to US$ 8,467.1 million as of December 31, 2004. During 2005, commutations as well as negative operating cash flows have resulted in a decrease of total invested assets including cash and cash equivalents of US$ 1,185.5 million of which US$ 700.0 million is attributable to CRNA and US$ 389.2 million is related to Converium AG.
The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2005, 2004 and 2003.

	For the year ended December 31,
	2005		2004		2003
	US$	% of	US$	% of	US$	% of
	millions	total	millions	total	millions	total
Fixed maturities securities	4,963.4	74.8	5,685.2	73.0	4,928.6	65.7
Equity securities	362.6	5.5	399.4	5.1	834.9	11.1
Funds Withheld Asset	1,020.1	15.4	1,305.1	16.8	1,530.6	20.4
Short-term investments	253.1	3.8	117.3	1.5	55.7	0.7
Other investments	35.1	0.5	279.2	3.6	152.2	2.1
Total investments	6,634.3	100.0	7,786.2	100.0	7,502.0	100.0
Fixed Maturities
As of December 31, 2005, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 4,963.4 million and represented 68.2% of our total investment portfolio including cash and cash equivalents (82.2% including the Funds Withheld Asset). This represents a decrease in carrying value of US$ 721.8 million, or 12.7%, from December 31, 2004. This decrease was driven by the liquidation of primarily fixed maturity securities to support our 2005 commutation efforts.
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

(US$ millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	336.5	8.1	39.7	5.0
One year through five years	2,216.2	53.1	513.9	64.8
Five years through ten years	776.3	18.6	219.2	27.6
Over ten years	110.9	2.7	20.8	2.6
Subtotal	3,439.9	82.5	793.6	100.0
Mortgage and asset-backed securities	561.4	13.5	—	—
Unit trust bonds	168.5	4.0	—	—
Total as of December 31, 2005	4,169.8	100.0	793.6	100.0
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2005,

approximately 92.0% of our fixed maturities securities portfolio was invested in securities rated A or better by these agencies and approximately 80.5% was invested in AAA/Aaa-rated securities.
The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(US$ millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,224.7	77.3	769.5	97.0
AA/Aa2	292.7	7.0	13.8	1.7
A/A2	255.1	6.1	10.3	1.3
BBB/Baa2	266.3	6.4	—	—
BB	29.3	0.8	—	—
Not rated [1]	101.7	2.4	—	—
Total as of December 31, 2005	4,169.8	100.0	793.6	100.0

(1)	Includes US$ 77.1 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA
Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2005 no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio.
Equity Securities
As of December 31, 2005, our equity securities portfolio had a carrying value of US$ 362.6 million (including PSP Swiss Property AG). This represents a decrease in carrying value of US$ 36.8 million, or 9.2%, from December 31, 2004, which was generally driven by the strategic investment decision to reduce our holdings in equity securities. Equity securities were 3.9% and 3.5% of our total investment portfolio as of December 31, 2005 and December 31, 2004, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.
Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.
Our exposure to private equity fund investments as of December 31, 2005 was approximately US$ 46.9 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately US$ 1.7 million as of December 31, 2005.
At December 31, 2005 and 2004, gross unrealized gains on our equity portfolio were US$ 76.0 million and US$ 73.0 million and gross unrealized losses were US$ 1.1 million and US$ 2.5 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly. See “Item 5. — Operating and financial review and prospects — A. Operating results —Critical accounting policies” for additional information on our impairment policy.
Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2005, excluding our investments in funds and our participation in PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was effected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2005, the Funds Withheld Asset was US$ 1,020.1 million. The decrease of US$ 285.0 million over December 31, 2004 was primarily due to paid claims.
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
See Note 18 to our 2005 consolidated financial statements for additional information on the Funds Withheld Asset, including a change to the underlying agreement. In December 2005, the agreement was amended to provide, that Converium has the right, by giving 60-days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving 60-days prior written notice, to ask for the residual balance of the funds withheld account falling below US$ 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to US$ 200.0 million.
Short-Term Investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2005, we had short-term investments with a carrying value of US$ 35.1 million, representing 0.5% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2004 were US$ 117.3 million or 1.4% of our total investment portfolio, including cash and cash equivalents.
Real Estate
At December 31, 2005, we had real estate held for investment of US$ 144.6 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland and indirect real estate in the Eurozone. Our real estate portfolio represented 2.0% of our total investment portfolio, including cash and cash equivalents. The balance of our real estate held for investment at December 31, 2004 was US$ 138.8 million.
In addition to these properties, Converium owns a 3.8% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 76.8 million as of December 31, 2005 and US$ 98.9 million as of December 31, 2004. During the fourth quarter of 2005, Converium reduced its investment in PSP Swiss Property AG by US$ 21.7 million to US$ 76.8 million.
Other Investments
As of December 31, 2005 and December 31, 2004, we had US$ 107.4 million and US$ 102.5 million, respectively in funds of hedge funds. This investment is included under the caption “Other investments” in the balance sheet.
Premiums Receivable
We had premiums receivable of US$ 1,059.3 million at December 31, 2005 compared to US$ 1,832.2 million at December 31, 2004, a decrease of US$ 772.9 million, or 42.2%. This decrease is primarily due to the reduction in business volume. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 18.3% and 20.1% of total premiums receivable at December 31, 2005 and December 31, 2004, respectively and accrued premiums receivable represented 81.7% and 79.9%, respectively. Bad debt provisions of US$ 28.1 million have been recorded for estimated uncollectible premiums receivable and reinsurance recoverables at December 31, 2005, compared to US$ 30.6 million at December 31, 2004.
Reinsurance Assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2005 and 2004, Converium held US$ 470.6 million and US$ 300.9 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2005, we had reserves for unpaid losses, loss expenses and future life benefits from retrocessionaires of US$ 805.1 million compared to US$ 937.9 million at December 31, 2004.
Capital Expenditures
For the three years ended December 31, 2005, we invested a total of US$ 11.3 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. We currently intend to continue to make capital investments at a similar pace and, in particular, to further enhance our global intellectual information technology platforms.
Ratings
During the course of 2005, Converium interacted frequently with Standard & Poor’s and A.M. Best. Based on meetings and information provided by Converium, both rating agencies confirmed their financial strength ratings of BBB+ and B++, respectively, with a stable outlook.
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
Switzerland
Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartment) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of December 17, 2004 (Versicherungsaufsichtsgesetz) (“ISA”). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law. On January 1, 2006 a completely revised ISA together with an Implementing Ordinance entered into force. The main changes are an amended definition of solvency (Art. 9) which includes consideration of financial and operational risks, an emphasis on risk management aspects, the control of corporate governance elements by the FOPI and an increased transparency and consumer protection. The most important new feature is the introduction of the Swiss Solvency Test (“SST”), a risk-based capital model which preempts the forthcoming changes in the EU based upon the proposed EU Solvency II Directive. Insurance undertakings are allowed to use their internal risk models if they comply with certain conditions of a qualitative, quantitative and organizational nature defined and accepted by the FOPI. Furthermore, as a result of the revised ISA, FOPI may decide to establish a Group Supervision over Converium, in accordance with Art. 65 of the ISA. By virtue of the relevant provisions on Group Supervision as defined in the revised ISA, Converium companies outside of Switzerland could become the subject of certain supervisory powers of FOPI.
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
In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following intra-group transactions: intra-group loans and capital increases to subsidiaries exceeding US$ 100.0 million; guarantees exceeding US$ 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding US$ 25.0 million, dividends to Converium Holding AG and all intra-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the intra-group transactions exceeding the thresholds cannot be executed, which may in turn have an impact on the funding in conjunction with intra-group transactions.
United States
Agreement with Connecticut Department of Insurance
As a result of the net adverse development of prior years’ loss reserve Converium recorded in 2004 and the subsequent placement of its North American business into orderly run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA is prevented from taking a number of actions without first obtaining the Department’s approval, including:
•	Making any payments pursuant to commutation agreements that result in decreasing CRNA’s surplus;
•	Incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;
•	Writing, assuming or issuing any new insurance policies;
•	Making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company; and
•	Entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.
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
The foregoing requirements will continue until March 15, 2007, at which time the Department will reassess the financial condition of CRNA.
The ratings downgrades as well as Converium’s decision to place CRNA into orderly run-off triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before Converium provides such collateral. If the Department withholds its approval, Converium would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.
General US state supervision
Insurance and reinsurance regulation is enforced by the various state insurance departments and the extent and nature of regulation varies from state to state. CRNA is a Connecticut-domiciled reinsurer which is licensed, accredited or approved in all 50 states, is an accredited reinsurer in the District of Columbia and has a license to transact certain lines of business in Canada. Pursuant to its voluntary letter of understanding with the Department, CRNA currently must seek prior approval from the Department to write, assume or issue any new policies in the United States. In addition, CRNA has amended its Canadian license to restrict its activities to servicing existing policies. CINA is a New Jersey-domiciled insurer licensed in 49 states (excluding only New Hampshire) and the District of Columbia (as a reinsurer). In addition, some states consider an insurer to be “commercially domiciled” in their states if the insurer writes insurance premiums that exceed certain specified thresholds. As a “commercially domiciled” insurer, an insurer would be subject to some of the requirements normally applicable only to insurers domiciled in those states, including, in particular, certain requirements of the insurance holding company laws. CRNA is not currently “commercially domiciled” in any state. CINA is currently “commercially domiciled” in California and Florida.
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
Insurance regulation
Based on the developments of 2004, CRNA was placed into orderly run-off, which resulted in the discontinuation of writing reinsurance from all of CRNA’s offices and commutation of liabilities wherever appropriate. As a result of the run-off, the Connecticut Insurance Department has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA is prevented from taking a number of actions without first obtaining the Department’s approval. In addition, CRNA is required to provide the Department with written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities.
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
State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners (the “NAIC”). The Connecticut Insurance Department last completed a financial examination of CRNA for the five-year period ending December 31, 2002. The New Jersey Department of Banking and Insurance last completed a financial examination of CINA for the four-year period ending December 31, 2004 and the final report has been issued. No adjustments were made to CINA’s financial information on this report.

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
US reinsurance regulation of our non-US reinsurance subsidiaries
Converium AG and Converium Rückversicherung (Deutschland) AG, our non-US reinsurance subsidiaries, also assume reinsurance from primary US insurers. In order for primary US insurers to obtain financial statement credit for the reinsurance obligations of our non-US reinsurers, our non-US reinsurers must satisfy reinsurance requirements. Non-US reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a US trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s US reinsurance liabilities covered by the trust plus an additional US$ 20 million. In addition, unlicensed and unaccredited reinsurers may secure the US primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.
NAIC ratios
The NAIC has developed a set of financial relationships or tests known as the NAIC Insurance Regulatory Information System (“IRIS”) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For example, as a result of having three IRIS loss reserve tests fall outside of the specified parameters as of December 31, 2001 and December 31, 2002, CRNA was required by the State of New York Insurance Department to engage a qualified independent loss reserve specialist to render an opinion as to the adequacy of its loss and loss expense reserves at December 31, 2002 and December 31, 2003, respectively. For 2004, the same independent loss reserve specialist was used, although only one IRIS loss reserve ratio was out of the specified range as of December 31, 2003. For 2005, two IRIS loss reserve ratios were out of range as of December 31, 2004 and an outside loss reserve specialist was engaged. For 2006, only one IRIS loss reserve ratio was out of range as of December 31, 2005 and a regulatory request for an outside opinion is not anticipated.
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
The Company Action Level is triggered if an insurer’s Total Adjusted Capital is less than 200% of its Authorized Control Level RBC, as defined in the Model Act. At the Company Action Level, the insurer must submit a RBC plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. The Regulatory Action Level is triggered if an insurer’s Total Adjusted Capital is less than 150% of its Authorized Control Level RBC. At the Regulatory Action Level, the regulatory authority will perform a special examination of the insurer and issue an order specifying corrective actions that must be followed. The Authorized Control Level is triggered if an insurer’s Total Adjusted Capital is less than 100% of its Authorized Control Level RBC, and at that level the regulatory authority is authorized (although not mandated) to take regulatory control of the insurer. The Mandatory Control Level is triggered if an insurer’s Total Adjusted Capital is less than 70% of its Authorized Control Level RBC, and at that level the regulatory authority must take regulatory control of the insurer. Regulatory control may lead to rehabilitation or liquidation of an insurer. As of December 31, 2004, the Total Adjusted Capital of our US reinsurance subsidiary was less than the Company Action Level. As a result, CRNA filed an RBC plan with the state of domicile, Connecticut, on March 28, 2005. The Connecticut Insurance Department approved the RBC plan for implementation on

May 9, 2005. As of December 31, 2005, the RBC level placed the Company above all action levels. Our US insurance subsidiary, CINA, exceeded amounts requiring company or regulatory action at any of the four levels.
The Gramm-Leach-Bliley Act
The Gramm-Leach-Bliley Act of 1999 (''GLBA’’) permits mergers that combine commercial banks, insurers and securities firms under one holding company, a ''financial holding company.’’ Until passage of the GLBA, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurers. As a result of GLBA, the ability of banks to affiliate with insurers may affect our U.S. subsidiaries’ product lines by substantially increasing the number, size and financial strength of potential competitors. Privacy provisions of GLBA became fully effective in 2001. These provisions established consumer protections regarding the security and confidentiality of nonpublic personal information and require full disclosure of the privacy policies of financial institutions, including U.S. insurers, to their consumer customers.
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
Regarding our ceding companies, TRIA, provides for the federal government to share with the insurance industry the risk of loss from certain future terrorist attacks. Each participating insurance company must pay covered losses equal to a deductible based on a percentage of direct earned premiums for specified commercial insurance lines from the previous calendar year. TRIA was originally scheduled to expire at the end of 2005, but was extended in December 2005 for an additional two years. As extended, the insurer deductible will be increased from 15% in 2005 to 17.5% in 2006 and 20% in 2007. For losses in excess of a company’s deductible, the federal government will cover 90.0% of the excess losses in 2006, while companies retain the remaining 10.0%, with the government’s share decreasing to 85.0% in 2007. Losses covered by the program remain capped annually at US$ 100.0 billion. The extended TRIA will establish a new program trigger under which federal compensation will become available only if aggregate insured losses sustained by all insurers exceed US$ 50.0 million from a certified act of terrorism occurring after March 31, 2006 and US$ 100.0 million for losses resulting from a certified act which occurs on or after January 1, 2007. This new trigger will be in addition to the US$ 5.0 million certification threshold for an event to be certified.
Proposed US legislation regarding US asbestos liability
Congress is considering a bill called the Fairness in Asbestos Injury Resolution Act of 2005. The proposed bill would establish a privately financed trust fund to provide payments to individuals with asbestos-related illnesses and would keep asbestos claims in the tort litigation system. The trust would be financed by primary insurers, reinsurers and industrial enterprises and the insurance industry would be responsible for funding a certain share of the total costs. Medical criteria would be established to attempt to ensure that only people who showed signs of asbestos-related illnesses would be entitled to payments from the trust. It is difficult to predict whether the proposed bill will be enacted, and if so, what proportion of trust fund monies the insurance industry will be responsible to provide.
We are unable to predict whether the proposed bill will be enacted, and if so, what proportion of trust fund monies the insurance industry will be responsible to provide. Additionally, we are unable to predict how the insurance industry’s obligations to provide the trust fund monies would be allocated among industry participants.
European Union directives
Our businesses in the United Kingdom and Germany, as well as in the other member states of the EU and the European Economic Area, (the “EEA”), are impacted by EU directives. These directives are implemented through legislation in each member state. Switzerland, which is not a member state of the EU, entered into a treaty with the EU in 1989 which allows Swiss direct insurers, other than life insurers, the free establishment of branches and subsidiaries within the EU. Without being part of the EEA or being bound by contract, Switzerland reviews and largely conforms its financial services regulations to EU directives.
The new EU Reinsurance Directive adopted on November 16, 2005 is based largely on solvency related concepts stipulated in the prior directive adopted by the European Union (the “EU”) for insurance companies. The Directive does not provide for any discrimination of non-EU based reinsurance companies. However, if the individual EU member states, in implementing the EU Reinsurance Directive, should include any discriminatory regulations with respect to reinsurers of a non-EU member state, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, results of operations or cash flows. However, a large portion of those revenues are being written through our subsidiary in the EU member state Germany, where no negative impact can arise from the implementation of the directive. In addition Converium has a second subsidiary in the UK, which also is an EU member.
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
The German legislative has passed an enhanced supervisory act that now fully integrates the reinsurance industry into the regulatory scheme applicable to the insurance industry under the EU Directive on reinsurance. See “— European Union directives”. The new law became effective on January 1, 2005. The new regulation has an impact on various aspects of reinsurers, including legal form of the company, location of the headquarters, qualification of the executive management, control procedures towards shareholders, investment principles, solvency requirements and special intervention rights for the supervising bodies.
Many of the items related to the new directive set forth in the EU Reinsurance Directive have already been implemented in Germany, foremost into the newly released German Insurance Supervision Act of January 1, 2005. This law now includes solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail. The remaining items have been prepared for a white paper. The German federal cabinet decided on this paper on April 25, 2006 and submitted it to the parliament for approval. The new law is expected to become effective by autumn 2006 and contains issues such as:
•	implementation of the principle of supervision in the member state of the company’s head office;
•	approval of the European stock corporation as a form of enterprise;
•	additional supervision of reinsurers within an insurance group;
•	introduction of regulations for finance reinsurance;
•	supervision of special purpose vehicles; and
•	introduction of the supervision of branches belonging to reinsurance companies in countries outside the EU-member countries.
In addition, extensive work has been initiated by the local German supervisory authority and the German insurance association in order to prepare for a risk based solvency system (Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009.
German Branch Office
In December 2004, Converium AG established a branch office in Cologne, Germany. This move was made in response to the favorable legal regulatory environment in Germany as the rules regarding establishment of branch offices were changed as of January 1, 2005 We do not currently transact any business in this branch.

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
C. ORGANIZATIONAL STRUCTURE
Converium Holding AG has substantially no net assets other than its ownership of 100% of the shares in each of Converium AG, Zurich, Converium Finance (Bermuda) Ltd., and Converium IP Management Ltd., Zug. As of December 31, 2005, Converium AG held approximately 42% of our net assets itself, and an additional 56% through its direct and indirect ownership of each of our subsidiaries.
We are a multinational group of companies with insurance and reinsurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Finance S.A., Converium Rückversicherung (Deutschland) AG and CHNA, which holds our subsidiaries CRNA and CINA. Converium AG owns directly or indirectly, 100% of all of our operating companies.

The following chart summarizes our corporate structure.
D. PROPERTY, PLANTS AND EQUIPMENT
Our operational head office is located at General Guisan Quai 26, 8002 Zurich, Switzerland, where we lease an aggregate of 227,226 square feet. We also maintain offices at our German headquarters in Cologne, Germany, at Clever Strasse 36, 50668 Köln, Germany where we lease an aggregate of 44,918 square feet.
In addition to our headquarter offices, we lease space for our branch and marketing offices. In addition, we have administrative offices in Stamford, Connecticut. We also hold other properties for investment purposes.
As a result of the announced run-off of CRNA in 2004, CRNA implemented a plan to reduce its office space in North America by terminating its various branch office leases and subletting the remaining space. CRNA entered into a sub-sublease agreement for its entire office space located at One Chase Manhattan Plaza, New York, NY 10005 effective December 15, 2005 through the end of the term. A condition of the sub-sublease was an amendment of the Master Lease and a payment of approximately US$ 5.1 million which represents the agreed net present value of the differential between the rent payable for the Sublet Space under the Master Lease and the rent payable by CRNA to ZC Resource for the remaining term.
4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
The following discussion and analysis should be read in conjunction with our 2005 consolidated financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
Overview
Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and the Middle East. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
We offer a broad range of traditional non-life and life reinsurance products as well as “non-traditional” solutions to help our target clients efficiently manage capital and risks. In non-life reinsurance, our lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business are Life & Disability reinsurance and Accident & Health.
Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Formation Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services, which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering, which represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.
Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, we placed our US operations into orderly run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. We will, however, offer reinsurance for attractive US-originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. CRNA was placed into orderly run-off and we are seeking to commute CRNA’s liabilities wherever appropriate (see Note 4 to our 2005 consolidated financial statements).
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both non-life and life, originating from CRNA and CINA, excluding the US originated aviation business written through CINA. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines, into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
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
Loss and loss expense reserves
We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss expense reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases (“case reserves”) and amounts for losses incurred but not yet reported (“IBNR”), including expected development of reported claims. Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased (“additional case reserves” or “ACR’s”) or reduced as deemed necessary by our claims departments. Our cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. These factors are considered when managing and assessing claims and establishing loss reserves and should be noted when reviewing the reserve splits in the table below.
The following table shows gross non-life loss reserves separated between case reserves and IBNR for each segment as of December 31, 2005:

			Total gross non-life loss
	Case reserves	IBNR	reserves
	(US$ millions)	(US$ millions)	(US$ millions)
Standard Property & Casualty	1,430.9	1,010.8	2,441.7
Specialty Lines	1,718.6	1,653.1	3,371.7
Life & Health Reinsurance	87.7	203.7	291.4
Run-Off	691.6	772.5	1,464.1
Total	3,928.8	3,640.1	7,568.9
The Life & Health Reinsurance segment contains loss reserves related to Accident & Health business.
If a contract is commuted, we reduce loss and loss expenses carried on our balance sheet and record a gain or loss for the difference between loss and loss expenses carried on our balance sheet and the commutation payment.
We estimate our loss and loss expense reserves on the basis of facts reported to us by ceding companies and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting by cedents and differing reserving approaches among cedents.
The amount of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer is commonly referred to in the industry as the “reporting tail”. Lines of business for which claims are reported quickly are commonly referred to as “short-tailed” lines and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as “long-tailed” lines. The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies.
As a consequence, the estimation of loss and loss expense reserves is dependent on many assumptions and selection of parameters and their combination. One of the most critical assumptions, particularly for lines with long-tail characteristics, is the selection of the reporting tail. The reporting tail is the period of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer. A change of this factor can lead to a substantially different estimate of ultimate losses and therefore reserves for loss and loss expenses. This change in the tail factor could be triggered by any of the drivers mentioned above, or a combination thereof. For example, a change in the tail factor of 5% for a line with one of the longest tails, Treaty Umbrella (in North America), which is included in the Professional Liability and other Special Liability line of business, would increase/decrease total held net loss reserves of US$ 6,807.9 million by US$ 15.2 million.
As a result of these uncertainties and other factors, actual losses and loss expenses may deviate, perhaps materially, from expected ultimate costs which are reflected in our current reserves. This is evident in our actual experience of prior years’ calendar year adverse/(favorable) loss reserve development, which was as follows:

		Adverse (favorable)
		development of prior
	Net loss reserves	years’ loss reserves
	beginning of year	during the year	Development on prior
	(US$ millions)	(US$ millions)	years’ loss reserves (%)
2001	3,611.8	167.8	4.6
2002	4,543.1	201.1	4.4
2003	5,791.2	-63.5	-1.1
2004	6,838.4	350.2	5.1
2005	7,993.8	-186.1	-2.3
The current year development reflects the composite effect of the factors described above. It is not possible to identify the effect of each individual factor because of the inter-relationship between such factors.
Prior years’ favorable net loss expenses incurred in 2005 in the amount of US$ 186.1 million were primarily driven by net favorable development of prior years’ loss reserves of US$ 75.5 million, the net commutation gains on the segment’s technical result in 2005 amounting to US$ 93.7 million and the reversal of reserves relating to adjustments of prior years’ premium accruals. For further details, see Note 10 to our 2005 consolidated financial statements.
Prior years’ adverse net loss expenses incurred in 2004 in the amount of US$ 350.2 million were primarily driven by net adverse development of prior years’ loss reserves of US$ 579.2 million, the net commutation gains on the segment’s technical result in 2004 amounting to US$ 54.6 million, the reduction of reinsurance recoverables of US$ 12.0 million, which was partially offset by reversal of reserves relating to prior years premium accruals in the amount of US$ 186.4 million.
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
Our Standard Property & Casualty Reinsurance segment is primarily comprised of short and medium-tail lines of business and accounted for 32.3%, 32.3%, and 30.2% of our gross non-life loss and loss expense reserves at December 31, 2005, 2004 and 2003, respectively. Our Specialty Lines segment is primarily comprised of medium and long-tail lines of business and accounted for 44.5%, 35.9% and 32.1% of our gross non-life loss and loss expense reserves at December 31, 2005, 2004 and 2003, respectively. As discussed in the reporting tail description above, this factor can have a significant impact on the volatility of reserves and the uncertainties that exist in the reserve estimation process.
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
A key assumption used by management to arrive at its best estimate of assumed premiums is its assessment of expected reporting lags. In addition, they also use the following assumptions: (i) estimated written premium, (ii) change in mix of business; and (iii) ceding company seasonality of premium writing.
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
Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. For the year ended December 31, 2005, these analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 20.3 million; after reflecting the impact on accrued acquisition costs of US$ (2.3) million and losses of US$ 25.2 million, the favorable impact of these adjustments on the technical result was US$ 2.6 million.
For the year ended December 31, 2004, these analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 221.1 million; after reflecting the impact on accrued acquisition costs of US$ 16.5 million and losses of US$ 186.4 million, the adverse impact of these adjustments on the technical result was US$ 18.2 million.
Consideration received for a retroactive reinsurance contract is recognized as premiums earned at the inception of the contract.
Deposit accounting
In the ordinary course of business, we both purchase, or cede and sell, or assume, property and casualty reinsurance protection. For both ceded and assumed reinsurance, risk transfer requirements as per SFAS 113 must be met in order to obtain reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premium and losses. If risk transfer requirements are not met, a contract is to be accounted for as a deposit, typically resulting in the recognition of cash flows under the contract as a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk and a reasonable possibility of a significant loss for the assuming entity.
Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience and relatively low policy limits as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must support the fact that a significant loss is reasonably possible, such as a scenario in which the ratio of the net present value of losses divided by the net present value of premiums equals or exceeds 110 percent. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer’s risk of loss varies consistently with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.
In the event that a transaction does not meet the risk transfer requirements promulgated by SFAS 113, the transaction will be accounted for in accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (“SOP 98-7”). SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. In general, most of the assumed finite transactions underwritten by Converium fail the risk transfer test because there is underwriting risk and timing risk but the underwriting risk is not significant. In these instances a deposit asset/liability is recognized on the balance sheet based on the net cash flows of the transaction. These amounts accrete interest income/expense utilizing the effective interest method based on amounts ultimately estimated to be paid and the time to settlement of the asset/liability. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/(expense) over the coverage period of the policy and is not recorded as a deposit asset/liability.
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
Reinsurance recoverables
We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance recoverables include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.
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
Foreign currency translation
We report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, UK pound, Swiss franc and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity.
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
Investments in which the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
Other than temporary impairment
The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the cost or amortized cost that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in fair value below cost, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline; and (iv) for those securities below cost as a result of interest rate rises, the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.
With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities
Converium considers “Other than temporary declines” as declines in value of the security that (i) exceed 20% over a period of six months, that (ii) exceed 50% regardless of the period of decline; or (iii) any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.
Income taxes
Deferred income taxes are provided for all temporary differences that are based on the difference between the financial statement carrying amounts and the income tax bases of assets and liabilities, tax effected using enacted local income tax rates and laws. In addition, a deferred tax asset has been established for net operating loss carry forwards. Converium has significant net operating loss carry forwards that the Company can use to offset future taxable income. Realization of the deferred tax asset related to these carry forwards is dependent upon generating sufficient taxable income within specified future periods. Converium establishes a valuation allowance against its net deferred tax asset based upon its assessment if it is more than likely than not that some or the entire deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate valuation allowance against its deferred tax asset, Converium must, to the extent that no valuation allowance has been established, make judgments about its ability to recognize the benefit of the asset over time, including its ability to utilize the net operating loss carry forwards.
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No. 23 (“APB 23”), “Accounting for Income Taxes – Special Areas” and therefore is required under SFAS No. 109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors including, no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies”.
Goodwill and other intangible assets
Goodwill and other intangible assets with an indefinite life are no longer amortized with effect from January 1, 2002, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The Company continues to review the carrying value of goodwill related to all of its investments for any impairment on an annual basis. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in the period in which it is determined.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight line basis over the newly determined expected useful life of the asset. See Note 9 to our 2005 consolidated financial statements for further information on goodwill and other intangible assets.
Investment Results
Investment results are an important part of our overall profitability. Our net investment income increased by US$ 12.2 million, or 3.9% for the year ended December 31, 2005 as compared to the same period in 2004. The increase largely resulted from the higher allocation to fixed maturities securities throughout the year as well as a general increase in the US short term yields. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Item 4. Information on the Company – B. Business Overview – Investments – Funds Withheld Asset”. Our net investment income increased US$ 78.3 million, or 33.4% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. We paid fees in the amount of US$ 9.8 million, US$ 11.6 million and US$ 8.0 million to our asset managers and custodians in 2005, 2004 and 2003, respectively, including other investment related costs. Our average net investment income yield (pre-tax) was 4.1% for the year ended December 31, 2005 as compared to 3.8% and 3.3% for the same periods in 2004 and 2003, respectively.
An increasing component of net investment income arises from income received on business written on a funds withheld basis, such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, there is an increase in the reported average net investment income yield (pre-tax). Excluding this effect, the average net investment income yield (pre-tax) would have been 3.9%, 3.7% and 3.3% for the years ended December 31, 2005, 2004 and 2003, respectively.
The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2005, 2004 and 2003.

	Net Investment Income and Net Realized and Unrealized Capital Gains (Losses)
	Year Ended December 31,
		2005			2004			2003
	Net		Realized	Net		Realized	Net		Realized
	investment	Pre-tax	gains	investment	Pre-tax	gains	investment	Pre-tax	gains
(US$ millions, except yields)	income	yield (%)	(losses)	income	yield (%)	(losses)	income	yield (%)	(losses)

Fixed maturity securities	221.3	4.2	-10.6	198.3	3.7	5.7	120.4	2.9	34.5
Equity securities	5.9	1.5	43.3	14.8	2.4	48.0	12.1	1.8	-16.1
Funds Withheld Asset	62.6	5.3	—	75.1	5.4	—	85.6	5.4	—
Short-term and other	47.1	4.7	-7.2	37.7	4.8	-7.2	27.3	3.9	—
Less investment expenses	-12.0	—		-13.2	—		-11.0	—
Total	324.9	4.1		312.7	3.8		234.4	3.3
Net realized capital gains (losses)	25.5			46.5			18.4
Net investment income and net realized capital gains (losses)	350.4	4.4		359.2	4.4		252.8	3.5
Change in net unrealized gains (losses)	-38.4			-25.1			154.2
Total investment return	312.0	4.0		334.1	4.1		407.0	5.7

Note: As of 2005, the yields by asset class in the above table are calculated by taking the net investment income of the asset class divided by the average beginning and ending invested assets balances by respective asset class. All prior periods have been updated to reflect this change.
Our average net investment income yield was 4.1% for the year ended December 31, 2005, as compared to 3.8% and 3.3% for the same periods in 2004 and 2003, respectively.
Our average total investment income yield (pre-tax) was 4.4%, respectively, for the years ended December 31, 2005 and 2004 as compared to 3.5% for the same period in 2003. The average annualized net investment income yield, the average annualized total investment income yield and the average annualized total investment return are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yield was flat in 2005 as compared to 2004. The 2005 and 2004 yields were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. Our total investments results include US$ 9.2 million, US$ 6.2 million and US$ 27.4 million of impairment charges recorded during 2005, 2004 and 2003, respectively.
Our average total investment return (pre-tax) was 4.0% for the year ended December 31, 2005 as compared to 4.1% and 5.7% for the same periods in 2004 and 2003, respectively. Our 2005 total investment return was stable compared to 2004 and was impacted by a strong performance of the European stock markets offset by increased interest rates in the US. In 2004, the return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets. In 2003, we had an increase in net unrealized capital gains as a result of the strong recovery of the stock markets.
Restructuring Costs
The reduction in overall business volume required organizational changes and an adjustment to our global cost base. Consequently, we notified certain of our employees that their employment would be terminated. In addition, as a result of the global restructuring, during 2005 our primary office space in New York, New York was vacated and consolidated in our Stamford, Connecticut office space. With regard to these cost-savings measures, Converium recorded restructuring costs of US$ 20.5 million for the year ended December 31, 2005. The remaining accrual reported for restructuring costs as of December 31, 2005 is US$ 1.7 million and relates to future payments on prior lease obligations. US$ 2.7 million and nil of restructuring costs were recorded for the years ended December 31, 2004 and 2003, respectively.
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
For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$ 15.6 million is comprised of US$ 11.2 million of current income tax expense and US$ 4.4 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliates, no deferred income tax expense has been reported for these entities.
For further information about our income tax expenses, see Note 14 to our 2005 consolidated financial statements.
As of December 31, 2005, Converium had total net operating losses carried forward of US$ 1,825.4 million available to offset future taxable income of certain branches and subsidiaries. Substantially all of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2025 and 2008 through 2011, respectively. The benefits of these carryforwards are dependent on the generation of taxable income in those jurisdictions in which they arose and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.
For CRNA, the realization of the NOL carryforwards may be limited due to IRC Sec. 382. Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA, of approximately US$ 840.0 million, is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s rights offering in 2004 and in combination with prior changes in ownership, the Company may have potentially triggered this limitation at the time of the rights offering. If the limitation was triggered at this time, the Company’s net operating loss carryforward generated by CRNA up to that point in time could potentially be subject to the limitation. The Company would have, however, additional net operating losses generated by CRNA after the rights offering that would not be subject to this limitation if there was no subsequent greater than 50 percentage point change in shareholder ownership. Management is currently reviewing the impact of the shares offering during 2004 along with the other changes in ownership to determine whether a limitation has been triggered. The investigation is still ongoing, however the finalization of this assessment could result in adjustments to current and deferred tax assets and liabilities. There will be no income statement impact as the Company has established a full valuation allowance against the net deferred tax balances previously recorded at CRNA.
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
Results of Operations
The table below presents summary income statement data for the years ended December 31, 2005, 2004 and 2003.

	For the year ended December 31,
	2005	2004	2003
		(US$ millions)
Revenues:
Gross premiums written	1,994.3	3,978.7	4,300.4
Net premiums written	1,815.7	3,726.1	3,922.7
Net premiums earned	2,383.2	3,882.2	3,767.8
Net investment income	324.9	312.7	234.4
Net realized capital gains (losses)	25.5	46.5	18.4
Other (loss) income	-13.4	-8.2	17.5
Total revenues	2,720.2	4,233.2	4,038.1

Benefits, losses and expenses:
Losses, loss expenses and life benefits	-1,775.9	-3,342.5	-2,760.1
Acquisition costs	-575.6	-912.4	-832.0
Other operating and administration expenses	-210.8	-219.8	-202.5
Interest expense	-31.6	-33.1	-31.0
Impairment of goodwill	—	-94.0	—
Amortization of other intangible assets	-21.5	-9.9	-1.8
Restructuring costs	-20.5	-2.7	—
Total benefits, losses and expenses	-2,635.9	-4,614.4	-3,827.4
Income (loss) before taxes	84.3	-381.2	210.7
Income tax (expense) benefit	-15.6	-201.3	-32.8
Net income (loss)	68.7	-582.5	177.9
For the year ended December 31, 2005 we reported net income of US$ 68.7 million versus a net loss of US$ 582.5 million for the same period in 2004. Our 2005 figures reflect the reduction in our overall business volume as a result of the ratings downgrades that occurred in 2004. Apart from this, our results were positively impacted by the net gain of commutations on the technical result in the amount of US$ 93.7 million carried out during 2005, the net favorable impact of prior accident years on the technical result in the amount of US$ 12.1 million, resulting from the net favorable development of prior years’ loss reserves of US$ 75.5 million, offset by the reductions in premium and acquisition costs of US$ 63.4 million and a satisfactory net investment income. Negatively impacting results was the net impact on underwriting results of Winter Storm Erwin, the Continental European floods and the US hurricanes amounting to US$ 164.8 million, with an effect of 7.7 points on our 2005 ongoing non-life combined ratio of 107.2% (excluding US$ 15.6 million of catastrophe losses within the Run-Off segment). In addition, our results were impacted by increased expenditures relating to the Restatement and US$ 20.5 million of restructuring costs. Accordingly, the implementation of our cost management measures during 2005 resulted in only a marginal reduction in operating and administration expenses.
The table below shows the reconciliation between pre-tax operating income (loss) and net income (loss). We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as impairment of goodwill, amortization of other intangible assets or restructuring costs.

	For the year ended December 31,
	2005	2004	2003
		(US$ millions)
Pre-tax operating income (loss)	100.8	-321.1	194.1
Net realized capital gains	25.5	46.5	18.4
Impairment of goodwill	—	-94.0	—
Amortization of other intangible assets	-21.5	-9.9	-1.8
Restructuring costs	-20.5	-2.7	—
Income (loss) before taxes	84.3	-381.2	210.7

Net income (loss)	68.7	-582.5	177.9
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Converium Consolidated Net (Loss) Income
For the year ended December 31, 2005 we reported a net income of US$ 68.7 million versus a net loss of US$ 582.5 million for the same period in 2004.
We reported pre-tax operating income (defined as income (loss) before taxes excluding net realized capital gains (losses), impairment of goodwill, amortization of other intangible assets and restructuring costs) of US$ 100.8 million for the year ended December 31, 2005 as compared to a pre-tax operating loss of US$ 321.1 million for the same period in 2004.
For the year ended December 31, 2005, gross premiums written decreased 49.9%, net premiums written decreased 51.3% and net premiums earned decreased 38.6%. The reduction in gross and net premiums written primarily resulted from the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004.
We had net realized capital gains of US$ 25.5 million and US$ 46.5 million for the years ended December 31, 2005 and 2004, respectively. Net realized capital gains for 2005 include US$ 2.4 million related to the partial impairment of our 48% participation in SATEC (which we sold in December 2005; see Note 19 to our 2005 consolidated financial statements). The 2004 results include net realized capital gains due to the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks, offset by impairment charges of US$ 6.2 million.
Our effective tax rate was 18.5% for the year ended December 31, 2005 as compared to (52.8%) for the same period of 2004. For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$ 15.6 million is comprised of US$ 11.2 million of current income tax expense and US$ 4.4 million of deferred income tax expense. The current income tax portion reflects the net tax paying position of some affiliated companies and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliated companies, no deferred income tax expense has been reported for these entities. The 2004 consolidated income tax expense reflects an additional expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA (US$ 347.6 million) and a valuation allowance against the net deferred tax assets at Converium AG (US$ 126.1 million).
Converium Consolidated Premiums
Gross and net premiums written decreased for the year ended December 31, 2005 over the same period in 2004 , primarily due to the reduction in overall business volume caused by the placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004. In 2004, the reduction in gross and net premiums written was largely due to clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates.
For the year ended December 31, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by US$ 638.5 million, or 46.4%, Specialty Lines decreased by US$ 827.6 million, or 52.9% and net premiums written in the Life & Health Reinsurance segment decreased by US$ 6.8 million, or 2.2%. On a consolidated basis we ceded 9.0% and 6.4% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively.
Net premiums earned for the year ended December 31, 2005 decreased at a slower rate than the corresponding net premiums written as premiums are still being earned from business written in prior underwriting years. This earnings pattern will not continue into 2006 as these premiums will be mostly earned.
Converium Consolidated Net Investment Income and Net Realized Capital Gains (Losses)
Investment results are an important part of our overall profitability. Our net investment income increased by US$ 12.2 million, or 3.9% for the year ended December 31, 2005 as compared to the same period in 2004. The increase largely resulted from the higher allocation to fixed maturities securities throughout the year as well as a general increase in the US short term yields. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Funds Withheld Asset”. We paid fees in the amount of US$ 9.8 million and US$ 11.6 million to our asset managers and custodians in 2005 and 2004, respectively, including other investment related costs. Our average net investment income yield (pre-tax) was 4.1% for the year ended December 31, 2005 as compared to 3.8% for the same period in 2004.
An increasing component of net investment income arises from income received on business written on a funds withheld basis, such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, there is an increase in the reported average net investment income yield (pre-tax). Excluding this effect, the average net investment income yield (pre-tax) would have been 3.9% and 3.7% for the years ended December 31, 2005 and 2004, respectively.
Our average total investment income yield (pre-tax) was 4.4%, respectively, for the years ended December 31, 2005 and 2004. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yield was flat in 2005 as compared to 2004. The 2005 and 2004 yields were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks. Our total investments results include US$ 9.2 million and US$ 6.2 million of impairment charges recorded during 2005 and 2004, respectively. See “Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.
Our average total investment return (pre-tax) was 4.0% for the year ended December 31, 2005 as compared to 4.1% for the same period in 2004. Our 2005 total investment return was stable compared to 2004 and was impacted by a strong performance of the European stock markets offset by increased interest rates in the US. In 2004, the return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets.
Converium Consolidated Other (Loss) Income
Other loss for the years ended December 31, 2005 and 2004 was US$ 13.4 million and US$ 8.2 million, respectively. Other loss for the year ended December 31, 2005 includes a US$ 9.0 million charge related to our strategic alliance with the MDU, (see Note 19 to our 2005 consolidated financial statements for further information) and a charge of US$ 2.4 million related to the impairment of our “usufruct” agreements with the co-owners of SATEC. Other loss for the year ended December 31, 2004 includes an amount of US$ 20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company.
Converium Consolidated Losses, Loss Expenses and Life Benefits
Our losses, loss expenses and life benefits incurred decreased for the year ended December 31, 2005 as compared to the same period of 2004 as a result of commutations carried out during 2005, primarily with our North American cedents (see “Commutations” below), the net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million and a reduction in overall business volume. This decrease was partially offset by the effects of natural catastrophes that occurred during 2005, which added 7.7 points to the ongoing non-life loss ratio. The results for the year ended December 31, 2004 were primarily driven by the significant adverse development of prior years’ loss reserves that was recorded during 2004 on our US casualty reinsurance lines of business in the amount of US$ 579.2 million.
Development of prior years’ loss reserves: For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million. The development of prior years’ loss reserves for 2005 consisted of net favorable development of prior years’ loss reserves in the amount of US$ 30.7 million in the Standard Property & Casualty Reinsurance segment, comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively. The net favorable development of prior years’ loss reserves of US$ 55.3 million in the Specialty Lines segment primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business. The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of US$ 10.5 million primarily within the Workers’ Compensation and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in net adverse development of prior years’ loss reserves of US$ 579.2 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property &

Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business written through CINA. This formal adoption of the change in segment structure and reporting resulted in a change of the previously reported non-life net adverse development of prior years’ loss reserves of US$ 565.7 million to US$ 579.2 million for the year ended December 31, 2004, as now the Run-Off segment includes all related reserve development, including amounts previously aggregated into the Life & Health Reinsurance segment.
In the Standard Property & Casualty Reinsurance segment, the net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In the Specialty Lines segment, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments in the Specialty lines were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In the Run-Off segment, the net adverse development of prior years’ loss reserves of US$ 506.4 million primarily related to adverse developments of the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
Impact of property catastrophe losses: The year ended December 31, 2005 exhibited significant natural catastrophe activity and included the following large losses, defined as those in excess of US$ 10.0 million or more of net incurred losses:

(US$ millions)
Winter Storm Erwin	32.5
Continental European Floods	24.8
Hurricane Katrina	44.6	*
Hurricane Rita	16.4	*
Hurricane Wilma	46.5	*
Total	164.8

* US$ 15.6 million, in total for all these hurricanes are reported in the Run-Off segment
For the ongoing non-life business, total net incurred losses from these natural catastrophes were US$ 149.2 million which added 7.7 points to the ongoing non-life loss ratio of 77.4% for the year ended December 31, 2005. Excluding these events, our ongoing non-life loss ratio for the year would have been 69.7%. In 2004, our large natural catastrophe losses included hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of US$ 154.5 million.
Based on current estimates of losses from the catastrophic events that occurred during 2005, we will not file a trigger event request regarding our catastrophe protection provided under our Helix 04 Limited counterparty contract in respect of these losses. See Note 9 to our 2005 consolidated financial statements for further information on our Helix catastrophic protection.
Commutations: In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, we commuted gross (net) loss reserves, primarily with North American cedents, in the amount of US$ 651.1 million (US$ 521.6 million) for the year ended December 31, 2005, resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million. Commutations can accelerate the realization of profit inherent in long tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. The total reduction of gross (net) loss reserves in the Run-off segment, after commutations and loss and loss expenses paid, was US$ 1,096.7 million (US$ 854.9 million) from US$ 2,560.8 million (US$ 2,176.1 million) in 2004 to US$ 1,464.1 million (US$ 1,321.2 million) in 2005.
Guaranteed Minimum Death Benefit (GMDB) business: For the year ended December 31, 2005 and 2004 there were no additional reserving actions required for the GMDB book of business. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 478.2 million at December 31, 2005 from US$ 635.5 million at December 31, 2004.
September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from ZFS, through its subsidiaries, our recorded losses and loss expenses were US$ 289.2 million. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of ZFS. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of ZFS units and we are exposed to credit risk from these subsidiaries of ZFS. In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss expenses by US$ 8.7 million, but as our losses are capped at US$ 289.2 million by ZFS, as described above, this ruling did not have an effect on our net loss position. In 2005 and 2004, there was no additional development in net reserves for the September 11th terrorist attacks.
Asbestos and environmental exposures: As of December 31, 2005 and 2004, we had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million for each year. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 14.1 years at December 31, 2005 and 13.6 years at December 31, 2004.
Converium Consolidated Acquisition Costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. For the year ended December 31, 2005 our acquisition costs decreased and our ongoing non-life acquisition costs ratio remained relatively stable. Acquisition costs have decreased as a result of the reduction in overall business volume; however premiums are still being earned from business written in prior underwriting years. Offsetting this decrease was a shift in our mix of business from non-proportional to proportional, which generally carries higher acquisition costs.
Converium Consolidated Operating and Administration Expenses
Operating and administration expenses decreased for the year ended December 31, 2005 versus the same period in 2004. Our operating and administration expenses are reflective of the cost management measures implemented during 2005, but the full reduction was offset by expenditures relating to the Restatement that occurred during the second half of 2005 and costs resulting from staff retention plans and expenses which we consider vital investments to facilitate a fast rebound. Although our operating and administration expenses decreased for the year ended December 31, 2005, the ongoing non-life administration expense ratio increased as compared to the same period of 2004 because of the significant reduction in net premiums written. We calculate our ongoing non-life administration expense ratio based on net premiums written. Using the alternative methodology based on net premiums earned would result in an ongoing non-life administration expense ratio for the year ended December 31, 2005 of 5.2%.
Converium Consolidated Interest Expense, Goodwill and Other Intangible Assets and Restructuring costs
Interest expense: Interest expense remained relatively stable for the year ended December 31, 2005 as compared to the same period in 2004. Interest expense primarily includes payment on CHNA’s 7.125% senior debt note and the Guaranteed Subordinated Notes. See Note 13 to our 2005 consolidated financial statements for additional information on our outstanding debt.
Goodwill and other intangible assets: Impairment of goodwill was nil for the year ended December 31, 2005 as compared to US$ 94.0 million for the same period in 2004.
The impairment charge for 2004 reflects the application of SFAS No. 142, “Goodwill and Other Intangible Assets”, resulting from the assessment of the fair value of CRNA subsequent to the reserving actions taken during 2004 in respect of prior year reserve development on business written in North America and the subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA.
Amortization of other intangible assets was US$ 21.5 million for the year ended December 31, 2005 as compared to US$ 9.9 million for the same period in 2004. The amortization relates to the intangible asset for GAUM. The charge for 2005 increased due to the fact that the remaining useful life of the intangible asset was reassessed in fourth quarter 2004 to be less than one year. For additional information on GAUM see Notes 9 and 19 to our 2005 consolidated financials statements.
Restructuring costs: The reduction in overall business volume required organizational changes and an adjustment to our global cost base. Consequently, we notified certain of our employees that their employment would be terminated. In addition, as a result of the global restructuring, during 2005 our primary office space in New York, New York was vacated and consolidated in our Stamford, Connecticut office space. With regard to these cost-savings measures, Converium recorded restructuring costs of US$ 20.5 million for the year ended December 31, 2005. The remaining accrual reported for restructuring costs as of December 31, 2005 is US$ 1.7 million and relates to future payments on prior lease obligations. US$ 2.7 million of restructuring costs were recorded for the year ended December 31, 2004.
Converium Consolidated Income Tax Expense
For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$ 15.6 million is comprised of US$ 11.2 million of current income tax expense and US$ 4.4 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliates, no deferred income tax expense has been reported for these entities.

Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at certain affiliates. The effect of the establishment of the valuation allowance is partially offset by an increase in deferred tax assets from additional net operating losses and general reserve strengthening.
Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of net deferred tax assets will not be realized. As a result of the continued net loss positions of certain of the Company’s affiliates, the Company established a full valuation allowance against the net deferred tax assets of those companies. Historical losses were considered among other factors in making this assessment.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.
Converium Consolidated Combined Ratios
Our ongoing non-life combined ratio was 107.2% in 2005 and 106.1% in 2004. The increase in the ongoing non-life combined ratio resulted from the negative impact on underwriting results of US hurricanes, Continental European floods and increased expenditures relating to the Restatement.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Converium Consolidated Net (Loss) Income
During 2004, there were several items that resulted in measurable effects on our financial results. These items include (i) the strengthening of prior years’ reserves, (ii) adjustments of premium accruals and associated loss and acquisition costs, (iii) adjustment of retrocessional recoveries to reflect gross loss developments, and (iv) commutations, which collectively resulted in a net impact on the technical result of US$ 561.5 million. In addition, we established a full valuation allowance against the net deferred tax balances previously recorded at CRNA of US$ 347.6 million and a valuation allowance against the net deferred tax assets at Converium AG of US$ 126.1 million, and recorded an impairment of goodwill of US$ 94.0 million.
For the year ended December 31, 2004 we reported a net loss of US$ 582.5 million versus net income of US$ 177.9 million for the same period in 2003. The decline is primarily due to the impact of those items described above, in addition to losses related to the natural catastrophes that occurred in 2004.
We reported a pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, impairment of goodwill, amortization of intangible assets and restructuring costs) of US$ 321.1 million for the year ended December 31, 2004, a decrease of US$ 515.2 million as compared to the same period in 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment and restructuring costs.
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
Adjustments of ultimate premium estimates: During the course of 2004, Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 221.1 million; after reflecting the impact on accrued acquisition costs of US$ 16.5 million and losses of US$ 186.4 million, the adverse impact of these adjustments on the technical result was US$ 18.2 million.
Our ongoing non-life combined ratio was 106.1% for the year ended December 31, 2004 as compared to 91.9% for the same period in 2003. Reserve actions and natural catastrophes in 2004 increased the ongoing non-life combined ratio by 16.4 points and 4.5 points, respectively for the year ended December 31, 2004.
We recorded net realized capital gains of US$ 46.5 million and US$ 18.4 million for the years ended December 31, 2004 and 2003, respectively. The 2004 amount includes pre-tax net realized capital gains associated with the sale of equity securities to adjust our asset allocation. Impairment charges of US$ 6.2 million are included in the pre-tax net realized capital gains in 2004 as compared to US$ 27.4 million in 2003. Included in the impairment charges for 2004 were US$ 2.5 million related to our equity securities portfolio, US$ 3.0 million related to our real estate portfolio and US$ 0.7 million related to other investments.
Our effective tax rate was (52.8%) for the year ended December 31, 2004 as compared to 15.6% for the same period in 2003. The 2004 consolidated income tax expense reflects an additional expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA and a valuation allowance against the net deferred tax assets at Converium AG.
Converium Consolidated Premiums
Net premiums written decreased for the year ended December 31, 2004 over the same period in 2003 largely due to premium reductions resulting from clients exercising their rights of special termination under various reinsurance contracts, primarily within the Run-Off segment, as described below, adjustments of ultimate premium estimates, and a reduction of reinsurance recoverables of US$ 12.0 million. For the year ended December 31, 2004, net premiums written in the Standard Property & Casualty Reinsurance increased by US$ 77.6 million or 6.0%, Specialty Lines increased by US$ 446.3 million or 39.9%, Life & Health Reinsurance segment grew by US$ 58.7 million or 23.1% and the Run-Off segment decreased by US$ 769.7 million or 61.2%.
Special terminations: Many reinsurance contracts include a ratings or statutory surplus level provision. Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. As a result of the rating agencies’ actions and the reduction in surplus due to the reserve strengthening, contracts with an estimated ultimate premium income of US$ 508.8 million were triggered in the second half of 2004. This resulted in an estimated impact on gross premiums written of US$ (114.5) million for the second half of 2004.
As of December 31, 2004, Converium’s reserves for unearned premiums, gross were US$ 1,247.7 million, which relates to business primarily written in 2003 and 2004, and is expected to materially earn out in 2005. The earn out of these reserves for unearned premiums and the reduced non-life premium income of the January 1, 2005 renewal period, are expected to result in a reduction of reserves for unearned premiums in future periods.
For the year ended December 31, 2004, based on stable exchange rates, gross premiums written decreased by 7.5%, net premiums written decreased by 5.0%, and net premiums earned increased by 3.0%.
Converium Consolidated Net Investment Income and Net Realized Capital Gains (Losses)
Investment results are an important part of our overall profitability. Our net investment income increased US$ 78.3 million, or 33.4% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance.
Our average net investment income yield was 3.8% for the year ended December 31, 2004, as compared to 3.3% for the same period in 2003.
Our average annualized total investment income yield (pre-tax) was 4.4% for the year ended December 31, 2004 as compared to 3.5% for the same period in 2003. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yields were positively impacted by the increase in realized gains in 2004 resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. We paid fees in the amount of US$ 11.6 million and US$ 8.0 million to our asset managers and custodians in 2004 and 2003, respectively, including other investment-related costs.
Our average annualized total investment return (pre-tax) was 4.1% for the year ended December 31, 2004 as compared to 5.7% for the same period in 2003. The total investment return includes the effect of pre-tax net unrealized gains and losses. The return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets in 2004. In 2003, we had an increase in net unrealized capital gains of US$ 94.5 million as a result of the strong recovery of the stock markets. We recorded US$ 6.2 million and US$ 27.4 million of impairment charges during 2004 and, 2003, respectively.
Converium Consolidated Other (Loss) Income
Other loss for the year ended December 31, 2004 was US$ 8.2 million as compared to other income of US$ 17.5 million in 2003. Other loss for 2004 includes an amount of US$ 20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company, offset by a reduction of US$ 9.6 million in the bad debt provision related to the U.S. Life Insurance Company settlement. Other (loss) income components also include interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Converium Consolidated Losses, Loss Expenses and Life Benefits
Our losses, loss expenses and life benefits incurred and ongoing non-life loss ratio increased for the year ended December 31, 2004 as compared to the same period in 2003, mainly due to the development of prior years’ loss reserves, as described below. In addition, the impact of the hurricanes, typhoons and the tsunami in 2004 added US$ 154.5 million of incurred losses, or 4.5 points to the 2004 ongoing non-life loss ratio.
Development of prior years’ reserves: During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in net adverse development of prior years’ loss reserves of US$ 579.2 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity. In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both life and non-life, originating from CRNA and CINA, excluding the US originated aviation business written through CINA. This formal adoption of the change in segment structure and reporting resulted in a change of the previously reported non-life net adverse development of prior years’ loss reserves of US$ 565.7 million to US$ 579.2 million for the year ended December 31, 2004, as now the Run-Off segment includes all related reserve development, including amounts previously aggregated into the Life & Health Reinsurance segment.
In the Standard Property & Casualty Reinsurance segment, the net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In the Specialty Lines segment, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments in the Specialty lines were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In the Run-Off segment, the net adverse development of prior years’ loss reserves of US$ 506.4 million primarily related to adverse developments of the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
For the year ended December 31, 2003, we recorded net favorable development of prior years’ loss reserves of US$ 63.5 million. The development of prior years’ loss reserves for 2003 consisted of net favorable development of prior years’ loss reserves of US$ 94.7 million in the Standard Property & Casualty Reinsurance segment, primarily comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 100.3 million, offset by net adverse development of prior years’ loss reserves in the Motor line of business in the amount of US$ 16.6 million. The net favorable development of prior years’ loss reserves of US$ 101.0 million in the Specialty Lines segment primarily related to net favorable development of prior years’ loss reserves within the Aviation & Space, Credit & Surety and Professional Liability and other Special Liability lines of business in the amounts of US$ 105.9 million, US$ 28.3 million and US$ 17.7 million, respectively and was partially offset by net adverse development of prior years’ loss reserves in the Workers’ Compensation line of business in the amount of US$ 49.3 million. In the Run-Off segment, we recorded net adverse development of prior years’ loss reserves of US$ 132.2 million. The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
Commutations: Based on the developments of 2004, we placed our US reinsurance operations into orderly run-off and started to implement and execute a commutation strategy. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. During 2004, we agreed upon commutations with primarily North American cedents regarding gross loss reserves of US$ 545.8 million that resulted in a cash outflow of US$ 526.8 million.
Guaranteed Minimum Death Benefit (GMDB) business: For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by US$ 55.5 million. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.
Impact of Aviation & Space business: Our Aviation & Space business contributes substantially to the profitability of the Specialty Lines segment. Related to this Business, we had net premiums written of US$ 404.5 million and US$ 341.6 million and a net non-life technical result (defined as net premiums earned minus losses and loss expenses and acquisition costs) of US$ 71.4 million and US$ 134.2 million in 2004 and 2003, respectively.
Impact of property catastrophe losses: We reported the following large natural catastrophe losses, defined as those in excess of US$ 10.0 million or more of net incurred losses to us for our proportional and non-proportional property catastrophe business: hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean (US$ 154.5 million) in 2004 and Typhoon Maemi (US$ 15.4 million) and the Algerian earthquake (US$ 10.6 million) in 2003.
September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss expenses were US$ 289.2 million, coming primarily from our aviation and Property lines of business. The remainder of the losses were from our Workers’ Compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at US$ 289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.
In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss expenses by US$ 8.7 million, but as our losses are capped at US$ 289.2 million by Zurich Financial Services, as described above, this ruling did not have an effect on our net loss position. In 2004 and 2003 there was no additional development in net reserves for the September 11th terrorist attacks.
Asbestos and environmental exposures: As of December 31, 2004 and 2003, we had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million and US$ 45.8 million, respectively. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.6 years at December 31, 2004 and 2003.
Converium Consolidated Acquisition Costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. Our acquisition costs increased for the year ended December 31, 2004 as compared to the same period in 2003. The ongoing non-life acquisition costs ratio was relatively stable in 2004 as compared to 2003.
Converium Consolidated Operating and Administration Expenses
Operating and administration expenses increased for the year ended December 31, 2004 over the same period in 2003 due to increased expenditures to support the growth in operations, additional costs of US$ 15.7 million related to the retention plans that were rolled out in late 2004 and the continued weakening of the US dollar. In addition approximately US$ 7.0 million of advisory fees were recorded in conjunction with various corporate strategic initiatives during 2004. The ongoing non-life administration expense ratio remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003.
We fully charge the cost of options to operating expense under the fair value approach of SFAS No.123, “Accounting for Stock Based Compensation” (“SFAS 123”), and recorded compensation expense of US$ 10.7 million and US$ 6.1 million in 2004 and 2003, respectively.
Converium Consolidated Interest Expense, Goodwill and Other Intangible Assets and Restructuring costs
Interest expense: Interest expense remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003.
Goodwill and other intangible assets: Impairment of goodwill was US$ 94.0 million for the year ended December 31, 2004. Amortization of intangible assets was US$ 9.9 million for the year ended December 31, 2004.

SFAS 142, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. An impairment charge of US$ 94.0 million was recorded due to the reserving actions taken during 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and the subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA. The goodwill impairment charge represents all the goodwill relating to CRNA.
Identifiable intangible assets with finite lives are amortized on a straight line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining balance will be amortized over the newly determined expected useful life of the asset. On October 1, 2004, the useful life of our customer-related intangible asset relating to GAUM was reduced to less than one year resulting in an amortization charge of US$ 9.9 million.
Restructuring costs: The placement of CRNA into orderly run-off and the ratings downgrades resulted in a reduction of premium volume and subsequently the need to reduce the global cost base going forward. As a result, Converium notified certain of its employees that their employment would be terminated. For the year ended December 31, 2004, US$ 2.7 million in restructuring costs has been expensed primarily due to the costs associated with these severance plans. In addition, as a result of the global restructuring, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space.
Converium Consolidated Income Tax Expense
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at CRNA and a valuation allowance against the net deferred tax assets at Converium AG. The 2003 consolidated income tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland.
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
As of December 31, 2004, Converium’s valuation allowance on deferred tax assets was US$ 534.1 million, comprising net operating losses carried forward (US$ 414.0 million), loss reserve discount (US$ 106.9 million) and other temporary differences, net (US$ 13.2 million). As of December 31, 2003, the valuation allowance was US$ 38.0 million, all of which related to net operating losses carried forward.
As of December 31, 2004, Converium has total net operating losses carried forward of US$ 2,109.7 million available to offset future taxable income of certain branches and subsidiaries. Substantially all of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2008 through 2011, respectively.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into orderly run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.
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
Converium Consolidated Combined Ratios
Our ongoing non-life combined ratio was 106.1% in 2004 and 91.9% in 2003. The increase in the combined ratio resulted from the significant adverse loss reserve development recorded in 2004.
Results of Operations by Operating Segment

Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both non-life and life, originating from CRNA and CINA excluding the US-originated aviation business written through CINA. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. See “Item 4. — Information on the Company — B. Business Overview” for discussion regarding the reorganization of our segment structure in the first quarter of 2005.

	Year ended December 31,
	2005	2004	2003
	(US$ millions)
Segment income (loss):
Standard Property & Casualty Reinsurance	46.7	91.5	209.8
Specialty Lines	109.5	-7.3	159.6
Life & Health Reinsurance	17.6	16.7	-69.1
Run-Off	47.6	-296.0	-40.0
Corporate Center	-50.1	-38.2	-34.3
Total segment income (loss)	171.3	-233.3	226.0
Other (loss) income	-13.4	-8.2	17.5
Interest expense	-31.6	-33.1	-31.0
Impairment of goodwill	—	-94.0	—
Amortization of other intangible assets	-21.5	-9.9	-1.8
Restructuring costs	-20.5	-2.7	—
Income (loss) before taxes	84.3	-381.2	210.7
Income tax (expense) benefit	-15.6	-201.3	-32.8
Net income (loss)	68.7	-582.5	177.9
Ongoing Non-Life
The table below presents information regarding results of operations of our ongoing non-life business for the years ended December 31, 2005, 2004 and 2003. This information is further discussed on a segment basis below.

	Year ended December 31,
	2005	2004	2003
	(US$ millions, except ratios)
Revenues:
Gross premiums written	1,636.2	3,164.4	2,763.6
Net premiums written	1,476.7	2,942.8	2,418.9
Net premiums earned	1,940.0	2,779.9	2,323.3
Net investment income and net realized capital gains	264.9	261.4	183.9
Total revenues	2,204.9	3,041.3	2,507.2

Losses and expenses:
Losses and loss expenses	-1,502.1	-2,157.6	-1,551.8
Acquisition costs	-445.1	-681.4	-494.3
Other operating and administration expenses	-101.5	-118.1	-91.7
Total losses and expenses	-2,048.7	-2,957.1	-2,137.8

Segment income	156.2	84.2	369.4

Ratios (%):
Ongoing non-life loss ratio	77.4	77.6	66.8
Ongoing non-life acquisition costs ratio	22.9	24.5	21.3
Ongoing non-life administration expense ratio	6.9	4.0	3.8
Ongoing non-life combined ratio	107.2	106.1	91.9
Standard Property & Casualty Reinsurance
The table below presents information regarding the results of operations of our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(US$ millions, except ratios)
Revenues:
Gross premiums written	803.1	1,509.1	1,438.6
Net premiums written	739.0	1,377.5	1,299.9
Net premiums earned	880.8	1,392.3	1,285.2
Net investment income and net realized capital gains	122.0	113.9	80.1
Total revenues	1,002.8	1,506.2	1,365.3

Losses and expenses:
Losses and loss expenses	-729.6	-1,002.9	-838.8
Acquisition costs	-181.3	-353.3	-266.4
Other operating and administration expenses	-45.2	-58.5	-50.3
Total losses and expenses	-956.1	-1,414.7	-1,155.5

Segment income	46.7	91.5	209.8

Ratios (%):
Loss ratio	82.8	72.0	65.3
Acquisition costs ratio	20.6	25.4	20.7
Administration expense ratio	6.1	4.2	3.9
Combined ratio	109.5	101.6	89.9
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Standard Property & Casualty Reinsurance Segment Income
Standard Property & Casualty Reinsurance reported a segment income of US$ 46.7 million and US$ 91.5 million in 2005 and 2004, respectively. In addition to the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004, the segment income was primarily affected by the following:
•	The effect of large natural catastrophes that occurred in 2005. The Standard Property & Casualty segment experienced a total net impact of US$ 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: US$ 25.6 million, Hurricane Rita: US$ 11.2 million and Hurricane Wilma: US$ 41.6 million).

In addition, in 2005, the Continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of US$ 24.8 million and US$ 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was US$ 135.7 million. In 2004, pre-tax results within the Standard Property & Casualty segment were impacted by US$ 55.3 million related to natural catastrophes.
•	Slightly offsetting the aforementioned items was the recognition of a net favorable impact of prior accident years on the technical result in the amount of US$ 19.7 million, resulting from net favorable development of prior accident years’ loss reserves of US$ 30.7 million, offset by reductions in premium, related losses and acquisition costs of net US$ 11.0 million for the year ended December 31, 2005.
•	In 2004, we recorded a net adverse impact of prior accident years on the technical result in the amount of US$ 53.3 million, resulting from net adverse development of prior accident years’ loss reserves of US$ 11.3 million and reductions in premium, related losses and acquisition costs of net US$ 42.0 million for the year ended December 31, 2004.
Standard Property & Casualty Reinsurance Premiums
For the year ended December 31, 2005, gross premiums written decreased 46.8% to US$ 803.1 million, net premiums written decreased 46.4% to US$ 739.0 million and net premiums earned decreased 36.7% to US$ 880.8 million. For the year ended December 31, 2005, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Motor (decreased by 56.9% or US$ 249.0 million to US$ 188.4 million), largely reflecting reduced writings in the France and United Kingdom books of business due to profitability considerations as well as cancellation of business due to the ratings downgrades in 2004;
•	Property (decreased by 25.8% or US$ 135.8 million to US$ 390.6 million), primarily due to the rating downgrades in 2004;
•	General Third Party Liability (decreased by 61.3% or US$ 232.5 million to US$ 146.7 million), due to rating downgrades and revisions of premium estimates on our London Market North America and United Kingdom books of business; and

•	Personal accident (assumed from non-life insurers) (decreased by 61.4% or US$ 21.2 million to US$ 13.3 million), primarily as a result of the cancellation or non-renewal of business and reduced shares in current business due to the ratings downgrades in 2004.
Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Standard Property & Casualty Reinsurance recorded net investment income and net realized capital gains of US$ 122.0 million for the year ended December 31, 2005, an increase of US$ 8.1 million, or 7.1%, compared to net investment income and net realized capital gains of US$ 113.9 million for the same period in 2004. The investment result was positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks.
Standard Property & Casualty Reinsurance Losses and Loss Expenses
Standard Property & Casualty Reinsurance had losses and loss expenses incurred of US$ 729.6 million in 2005, a decrease of US$ 273.3 million, or 27.3%, over 2004. The loss ratio was 82.8% in 2005 as compared to 72.0% in 2004.
The Standard Property & Casualty segment experienced a total net impact of US$ 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: US$ 25.6 million, Hurricane Rita: US$ 11.2 million and Hurricane Wilma: US$ 41.6 million). In addition, in 2005, the Continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of US$ 24.8 million and US$ 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was US$ 135.7 million. In 2004, pre-tax results within the Standard Property & Casualty segment were impacted by US$ 55.3 million related to natural catastrophes.
Slightly offsetting the aforementioned items was the recognition of a net favorable impact of prior accident years on the technical result in the amount of US$ 19.7 million, resulting from net favorable development of prior accident years’ loss reserves of US$ 30.7 million, offset by reductions in premium, related losses and acquisition costs of net US$ 11.0 million for the year ended December 31, 2005.
The net favorable development of prior years’ loss reserves of US$ 30.7 million was primarily within the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively.
In 2004, we recorded a net adverse impact of prior accident years on the technical result in the amount of US$ 53.3 million, resulting from net adverse development of prior accident years’ loss reserves of US$ 11.3 million and reductions in premium, related losses and acquisition costs of net US$ 42.0 million for the year ended December 31, 2004.
The net adverse development of prior years’ loss reserves of US$ 11.3 million was primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million.
Standard Property & Casualty Reinsurance Acquisition costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. The Standard Property & Casualty Reinsurance segment’s acquisition costs decreased by US$ 172.0 million, or 48.7% to US$ 181.3 million. The acquisition costs ratio was 20.6% in 2005 as compared to 25.4% in 2004. The decrease was due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there are no acquisition costs.
Standard Property & Casualty Reinsurance Operating and Administration Expenses
Operating and administration expenses decreased by US$ 13.3 million or 22.7% to US$ 45.2 million in 2005 while the administration expense ratio increased from 4.2% in 2004 to 6.1% in 2005 due to the significant reduction in net premiums written.
Standard Property & Casualty Reinsurance Combined Ratios
Standard Property & Casualty Reinsurance’s combined ratio was 109.5% in 2005 and 101.6% in 2004. The increase in the combined ratio was primarily driven by the natural catastrophes in 2005 which impacted the combined ratio by 15.4 points.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Standard Property & Casualty Reinsurance Segment Income
Standard Property & Casualty Reinsurance reported segment income of US$ 91.5 million in 2004 as compared to segment income of US$ 209.8 million in 2003. The segment income in 2004 was primarily attributable to the following:

•	Although premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of US$ 19.8 million in the second half of 2004, net premiums written increased by 6.0%.

•	Hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean negatively impacted results by US$ 95.0 million.

•	Net adverse development of prior years’ loss reserves of US$ 11.3 million.
Standard Property & Casualty Reinsurance Premiums
For the year ended December 31, 2004, gross premiums written increased by 4.9% to US$ 1,509.1 million, net premiums written increased by 6.0% to US$ 1,377.5 million and net premiums earned increased by 8.3% to US$ 1,392.3 million. The main reason for the increase in gross premiums written results from the increase in Lloyd’s business with US$ 71.9 million for the year ended December 31, 2004.
For the year ended December 31, 2004, the increase in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Motor, which increased by 18.6% or US$ 81.3 million to US$ 437.4 million, due to growth in Western Europe; and

•	General Third Party Liability, which increased by 14.7% or US$ 55.6 million to US$ 379.1 million.
These increases were partially offset by:
•	Property, which decreased by 11.2% or US$ 58.8 million to US$ 526.4 million, due to additional expenses for catastrophe protection; and

•	Personal accident (non-life), which decreased by 2.2% or US$ 0.8 million to US$ 34.5 million.
Standard Property & Casualty Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Standard Property & Casualty Reinsurance reported net investment income and net realized capital gains of US$ 113.9 million for the year ended December 31, 2004, an increase of US$ 33.8 million, or 42.2%, compared to net investment income and net realized capital gains of US$ 80.1 million for the same period in 2003. The investment results were positively impacted by the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risk during 2004.
Standard Property & Casualty Reinsurance Losses and Loss Expenses
Standard Property & Casualty Reinsurance recorded losses and loss expenses incurred of US$ 1,002.9 million in 2004, an increase of US$ 164.1 million, or 19.6%, over 2003. The non-life loss ratio was 72.0% in 2004 as compared to 65.3% in 2003.
The Standard Property & Casualty Reinsurance segment recorded US$ 95.0 million of losses related to hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean whereas 2003 was not hit by any major natural catastrophes.
In 2004, net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In 2003, net favorable development of prior years’ loss reserves of US$ 94.7 million was, primarily comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 100.3 million, offset by net adverse development of prior years’ loss reserves in the Motor line of business in the amount of US$ 16.6 million.
Standard Property & Casualty Reinsurance Acquisition costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. Standard Property & Casualty Reinsurance acquisition costs increased by US$ 86.9 million or 32.6% to US$ 353.3 million. The acquisition costs ratio was 25.4% in 2004 as compared to 20.7% in 2003. The increase was due to significantly increased commission accruals for the 2003 underwriting year.
Standard Property & Casualty Reinsurance Operating and Administration Expenses
Operating and administration expenses increased by US$ 8.2 million or 16.3% to US$ 58.5 million in 2004. The increase primarily arose from costs related to the retention plans that were rolled out in late 2004 and the continued weakening of the US dollar. The administration ratio was 4.2% in 2004 compared to 3.9% in 2003.

Standard Property & Casualty Reinsurance Combined Ratios
The Standard Property & Casualty Reinsurance segment’s combined ratio was 101.6% in 2004 as compared to 89.9% in 2003. The increase in the combined ratio was primarily driven by losses due to the hurricanes in the US and Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, which added 6.8 points to the loss ratio as well as the adverse development of prior years’ loss reserves.
Specialty Lines
The table below presents information regarding the results of operations of our Specialty Lines segment for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(US$ millions, except ratios)
Revenues:
Gross premiums written	833.1	1,655.3	1,325.0
Net premiums written	737.7	1,565.3	1,119.0
Net premiums earned	1,059.2	1,387.6	1,038.1
Net investment income and net realized capital gains (losses)	142.9	147.5	103.8
Total revenues	1,202.1	1,535.1	1,141.9

Losses and expenses:
Losses and loss expenses	-772.5	-1,154.7	-713.0
Acquisition costs	-263.8	-328.1	-227.9
Other operating and administration expenses	-56.3	-59.6	-41.4
Total losses and expenses	-1,092.6	-1,542.4	-982.3

Segment income (loss)	109.5	-7.3	159.6

Ratios (%):
Loss ratio	72.9	83.2	68.7
Acquisition costs ratio	24.9	23.6	22.0
Administration expense ratio	7.6	3.8	3.7
Combined ratio	105.4	110.6	94.4
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Specialty Lines Segment Income (Loss)
Specialty Lines reported segment income of US$ 109.5 million in 2005 versus a segment loss of US$ (7.3) million in 2004. The results for the Specialty Lines segment are reflective of the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004. In addition to the overall reduction in business volume, the segment income was primarily affected by the following:
•	The recognition of the net favorable impact of prior accident years’ on the technical result in the amount of US$ 23.1 million, resulting from net favorable development of prior accident years loss reserves of US$ 55.3 million, offset by reductions in premium, related losses and acquisition costs of net US$ 32.2 million.
•	In 2004, we recorded a net adverse impact of prior accident years on the technical results in the amount of US$ 69.7 million, resulting from net adverse development of prior accident years’ loss reserves of US$ 61.5 million, and reductions in premium, related losses and acquisition costs of net US$ 8.2 million for the year ended December 31, 2004.
•	Slightly offsetting the increase in segment income in 2005 was the net impact of losses arising from Hurricanes Katrina, Rita and Wilma within the United States in the amount of US$ 13.5 million.
Specialty Lines Premiums
For the year ended December 31, 2005, gross premiums written decreased by 49.7% to US$ 833.1 million, net premiums written decreased by 52.9% to US$ 737.7 million and net premiums earned decreased by 23.7% to US$ 1,059.2 million. Premium volume for the year ended December 31, 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. In 2004, premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premiums written was further affected by adjustments of ultimate premium estimates due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004.
For the year ended December 31, 2005, the reduction in net premiums written in the Specialty Line segment by line of business included:
•	Aviation & Space (decreased by 40.2% or US$ 162.7 million to US$ 241.8 million);

•	Credit & Surety (decreased by 71.4% or US$ 145.9 million to US$ 58.4 million);

•	Professional Liability and other Special Liability (decreased by 35.2% or US$ 153.7 million to US$ 282.8 million);

•	Engineering (decreased by 41.6% or US$ 46.7 million to US$ 65.5 million);

•	Marine & Energy (decreased by 22.4% or US$ 18.5 million to US$ 64.0 million); and

•	Workers’ Compensation (decreased by 103.7% or US$ 325.4 million to US$ (11.5) million); which in addition to the reduction caused by the ratings downgrades was further impacted by a reduction in premium estimates.
For the year ended December 31, 2005, these decreases were partially offset by an increase in net premiums written in the Agribusiness line of business, which increased by 221.9% or US$ 25.3 million to US$ 36.7 million. This reflected the decision to write this business out of Converium AG, Zurich and to grow the business written in Europe.
Specialty Lines Net Investment Income and Net Realized Capital Gains (Losses)
Specialty Lines reported net investment income and net realized capital gains of US$ 142.9 million for the year ended December 31, 2005, a decrease of US$ 4.6 million, or 3.1%, compared to net investment income and net realized capital gains of US$ 147.5 million for the same period in 2004.
Specialty Lines Losses and Loss Expenses
Specialty Lines losses and loss expenses decreased by US$ 382.2 million, or 33.1%, in 2005. The net favorable development of prior years’ loss reserves of US$ 55.3 million for the year ended December 31, 2005 primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business.
For 2004, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts of US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively.
The non-life loss ratio was 72.9% in 2005 as compared to 83.2% in 2004, a decrease of 10.3 percentage points.
Specialty Lines Acquisition costs
Acquisition costs decreased US$ 64.3 million, or 19.6%, in 2005 due to the lower volume of business. The acquisition costs ratio increased for the year ended December 31, 2005 from 23.6% in 2004 to 24.9% in 2005 due to the additional fronting commission for the GAUM business because of the ratings downgrades in 2004.
Specialty Lines Operating and Administration Expenses
Operating and administration expenses decreased by US$ 3.3 million or 5.5% to US$ 56.3 million in 2005 compared to US$ 59.6 million in 2004, however the administration expense ratio increased by 3.8 points to 7.6% as a result of the reduced premium volume in 2005 versus 2004.
Specialty Lines Combined Ratios
The Specialty Lines combined ratio was 105.4% and 110.6% for the years ended December 31, 2005 and 2004, respectively. The decrease in the combined ratio in 2005 resulted from the recording of net favorable development of prior years’ loss reserves, which led to a reduction of 10.3 points in the loss ratio of 72.9% as compared to 2004. This positive trend was partially offset by an increased administration expense ratio to 7.6% for the year ended December 31, 2005 as compared to 2004. We calculate our administration expense ratio based on net premiums written. Using the alternative methodology, based on net premiums earned, would result in an administration expense ratio for the year ended December 31, 2005 of 5.3%.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Specialty Lines Segment (Loss) Income
Specialty Lines reported a segment loss of US$ 7.3 million in 2004 compared to segment income of US$ 159.6 million in 2003. The segment loss in 2004 was primarily attributable to the following:
•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premium written was further affected by adjustments of ultimate premium estimates due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004.

•	The adverse impact of prior accident years on the technical result was US$ 69.7 million, resulting from net adverse development of prior accident years’ loss reserves of US$ 61.5 million, and reductions in premium, related losses and acquisition costs of net US$ 8.2 million for the year ended December 31, 2004. In 2003, the Specialty Lines segment recorded US$ 101.0 million of net favorable development.
Specialty Lines Premiums
For the year ended December 31, 2004, gross premiums written increased 24.9% to US$ 1,655.3 million, net premiums written increased 39.9% to US$ 1,565.3 million and net premiums earned increased 33.7% to US$ 1,387.6 million.
For the year ended December 31, 2004, the increase in net premiums written in the Specialty Lines segment by line of business included:
•	Workers’ Compensation, which increased by 774.3% or US$ 278.0 million to US$ 313.9 million, due to business which was novated from North America to Zurich at the end of 2004;

•	Professional Liability and other Special Liability, which increased by 44.6% or US$ 134.7 million to US$ 436.6 million due to increased shares, novated contracts and third party business written out of Bermuda;

•	Aviation & Space, which increased by 14.0% or US$ 49.9 million to US$ 404.5 million due to increased shares for the GAUM business;

•	Credit & Surety, which increased by 4.4% or US$ 8.7 million to US$ 204.3 million; and

•	Agribusiness, which increased by 45.4% or US$ 3.6 million to US$ 11.4 million.
These increases were partially offset by lower net premiums written in the Engineering line of business, which decreased by 19.8% or US$ 27.7 million to US$ 112.2 million.
Specialty Lines Net Investment Income and Net Realized Capital Gains (Losses)
Specialty Lines reported net investment income and net realized capital gains of US$ 147.5 million for the year ended December 31, 2004, an increase of US$ 43.7 million, or 42.1%, compared to net investment income and net realized capital gains of US$ 103.8 million for the same period of 2003. The investment results and returns for 2004 were positively impacted by the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.
Specialty Lines Losses and Loss Expenses
Specialty Lines losses and loss expenses increased US$ 441.7 million, or 61.9%, in 2004. The main drivers for the increase were in the lines of business Workers’ Compensation due to novated contracts and Professional Liability and other Special Liability due to reclassification of North American business written through the London broker market and late earnings from prior underwriting years for business with MDU.
In 2004, the Specialty Lines segment recorded net adverse development of prior years’ loss reserves of US$ 61.5 million which primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments were partially offset by net positive development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts of US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In 2003, the net favorable development of prior years’ loss reserves of US$ 101.0 million primarily related to net favorable development of prior years’ loss reserves within the Aviation & Space, Credit & Surety and Professional Liability and other Special Liability lines of business in the amounts of US$ 105.9 million, US$ 28.3 million and

US$ 17.7 million, respectively and was partially offset by net adverse development of prior years’ loss reserves in the Workers’ Compensation line of business in the amount of US$ 49.3 million
The non-life loss ratio was 83.2% in 2004 as compared to 68.7% in 2003, an increase of 14.5 percentage points.
Specialty Lines Acquisition costs
Acquisition costs increased US$ 100.2 million, or 44.0%, in 2004. This increase is mainly related to GAUM business and to novated contracts. The acquisition costs ratio remained relatively stable at 23.6% in 2004 as compared to 22.0% in 2003.
Specialty Lines Operating and Administration Expenses
Operating and administration expenses increased US$ 18.2 million, or 44.0%, in 2004. The increase primarily arose from costs related to the retention plans that were rolled out in late 2004 and the continued weakening of the US dollar. The administration ratio was 3.8% in 2004 and 3.7% in 2003.
Specialty Lines Combined Ratios
The Specialty Lines segment combined ratio was 110.6% in 2004 and 94.4% in 2003. The increase in the combined ratio was largely due to developments in losses and loss expenses.
Life & Health Reinsurance
The table below presents information regarding the results of operations of our Life & Health Reinsurance segment for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(US$ millions, except ratios)
Revenues:
Gross premiums written	318.8	327.9	280.7
Net premiums written	306.4	313.2	254.5
Net premiums earned	314.8	318.7	260.8
Net investment income and net realized capital gains (losses)	29.2	20.9	14.7
Total revenues	344.0	339.6	275.5

Losses and expenses:
Losses, loss expenses and life benefits	-218.0	-237.3	-280.0
Acquisition costs	-92.3	-72.5	-52.4
Other operating and administration expenses	-16.1	-13.1	-12.2

Total benefits, losses and expenses	-326.4	-322.9	-344.6

Segment income (loss)	17.6	16.7	-69.1

Ratios (%):
Acquisition costs ratio	29.3	22.7	20.1
Administration expense ratio	5.3	4.2	4.8
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Life & Health Reinsurance Segment Income
Life & Health Reinsurance reported segment income of US$ 17.6 million and US$ 16.7 million for the years ended December 31, 2005 and 2004, respectively.
Although there was a slight decrease in our overall business volume, the total Life & Health Reinsurance results exhibit the segment’s ability to retain business despite the effects of the ratings downgrades that occurred in 2004.
Technical result for the year ended December 31, 2005 was US$ 14.2 million as compared to US$ 16.4 million for the same period of 2004. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly interest on deposits).

The decrease in the technical result in 2005 was primarily attributable to the cancellation of existing reinsurance transactions in Latin America as well as the establishment of an additional provision for the Asian tsunami of US$ 0.7 million.
For the years ended December 2005 and 2004 there were no additional reserve actions required for our Guaranteed Minimum Death Benefit (GMDB) book.
Life & Health Reinsurance Premiums
For the year ended December 31, 2005, gross premiums written decreased by US$ 9.1 million or 2.8% to US$ 318.8 million, net premiums written decreased by US$ 6.8 million or 2.2% to US$ 306.4 million and net premiums earned decreased by US$ 3.9 million or 1.2% to US$ 314.8 million. The reduction in net premiums written was primarily within the health line of business which decreased by 30.8% or US$ 10.3 million to US$ 23.1 million. The decline was attributable to the cancellation of existing reinsurance transactions in the Middle East in 2004 and a reduction of business in Latin America due to our ratings downgrades and the decision to close down our life operations in Buenos Aires. Additionally, premiums decreased in our non-active North American markets, as expected, both in the health line of business as well as the life line of business. These decreases were partially offset by new business written in the Middle East and Continental Europe as well as the expansion of existing reinsurance transactions in 2005.
Life & Health Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Life & Health Reinsurance reported net investment income and net realized capital gains of US$ 29.2 million for the year ended December 31, 2005 compared to net investment income and net realized capital losses of US$ 20.9 million for the same period of 2004. The investment results were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks.
Life & Health Reinsurance Losses, Loss Expenses and Life Benefits
Life & Health Reinsurance had losses, loss expenses and life benefits incurred of US$ 218.0 million, a decrease of US$ 19.4 million, or 8.2%, in 2005. This decrease was mainly due to the cancellation of existing reinsurance transactions in the Middle East in 2004 as well as reduced business in our inactive North American markets.
Life & Health Reinsurance Acquisition costs
Acquisition costs increased US$ 19.8 million, or 27.3%, to US$ 92.3 million for the year ended December 31, 2005 as compared to US$ 72.5 million for 2004. This increase is related to the increase in financing business which shows high acquisition costs in the first year of the contract. The acquisition costs ratio was 29.3% in 2005 and 22.7 % in 2004.
Life & Health Reinsurance Operating and Administration Expenses
Operating and administration expenses increased US$ 3.0 million, or 23.3%, in 2005. The life administration expense ratio was 5.3% in 2005 as compared to 4.2% in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Life & Health Reinsurance Segment Income (Loss)
The Life & Health Reinsurance reported a segment income of US$ 16.7 million for the year ended December 31, 2004 as compared to a segment loss of US$ (69.1) million for the same period in 2003. The technical result for the year ended December 31, 2004 was US$ 16.4 million as compared to US$ 66.0 million for the same period in 2003. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly technical interest. The increase in 2004 was primarily attributable to the following:
•	Growth in premium volume driven by the expansion of existing reinsurance transactions in Continental Europe and increased shares of current business.

•	The termination of the Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts, resulting in a repayment of the non-amortized financing of US$ 36.9 million. The provisions for this termination led to a realization of a profit of US$ 3.4 million in 2004.

•	The development of our GMDB book during 2004 as compared to 2003. In 2003 net reserves were strengthened by US$ 55.5 million, while no actions were required in 2004.

In late 2003, the Company entered into a Guaranteed Minimum Death Benefit (“GMDB”) Stop Loss Reinsurance Agreement (“the GMDB Contract”) with a third party which provided coverage of US$ 75,000,000 in excess of reserves for losses arising out of GMDB reinsurance contracts bound or issued by the Company prior to January 1, 2003. The GMDB Contract was accounted for as if it had transferred sufficient risk to qualify for reinsurance accounting treatment. However, as a result of a related ceded property catastrophe contract with the same party, and a “master profit sharing agreement” with the same party linking both of the foregoing contracts, and certain other related transactions, the Company has now determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there are transactions that involved other parties and payments to the third parties. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment of the GMDB Contract and the property catastrophe agreement from reinsurance to deposit accounting. Reinsurance accounting has been retained for that portion of the risk that was transferred to a separate third party.
The Company entered into a Combined Excess of Loss Reinsurance Agreement (the “CEL Agreement”) with another third party, effective October 1, 2001 for a three-month period and subsequently renewed the CEL Agreement for calendar years 2002, 2003 and 2004, respectively. In 2003, coverage for GMDB liability was added to the CEL Agreement. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a likelihood that a side agreement was consummated. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these transactions from reinsurance to deposit accounting. For the year ended December 31, 2003, this resulted in a charge to income (loss) before taxes of approximately US$ 35.0 million.
Life & Health Reinsurance Premiums
For the year ended December 31, 2004, gross premiums written increased by 16.8% to US$ 327.9 million, net premiums written increased by 23.0% to US$ 313.2 million and net premiums earned increased by 22.2% to US$ 318.7 million.
For the year ended December 31, 2004, net premiums written growth in the Life & Health Reinsurance segment by line of business included:
•	Life, which increased by 26.7% or US$ 46.6 million to US$ 221.0 million. This growth was mainly based on the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business;

•	Personal Accident, which increased by 35.3% or US$ 11.7 million; and

•	Disability, showing an increase of 9.4% or US$ 2.3 million.
This growth was partially offset by a decrease in the health line of business of US$ 13.5 million, or 27.7%.
Life & Health Reinsurance Net Investment Income and Net Realized Capital Gains (Losses)
Life & Health Reinsurance reported net investment income and net realized capital gains of US$ 20.9 million for the year ended December 31, 2004, compared to net investment income and net realized capital losses of US$ 14.7 million for the same period of 2003. The increase was largely due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.
Life & Health Reinsurance Losses, Loss Expenses and Life Benefits
Life & Health Reinsurance had losses, loss expenses and life benefits incurred of US$ 237.3 million, a decrease of US$ 42.7 million, or 15.3% for the year ended December 31, 2004.
For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by US$ 55.5 million (to net US$ 91.0 million). As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.
Life & Health Reinsurance Acquisition costs
Acquisition costs increased by US$ 20.1 million or 38.3% to US$ 72.5 million in 2004. This increase was primarily attributable to the expansion of existing financing reinsurance transactions in Continental Europe. The acquisition costs ratio was 22.7% in 2004 as compared to 20.1% in 2003.
Life & Health Reinsurance Operating and Administration Expenses

Operating and administration expenses increased by US$ 0.9 million or 7.4% to US$ 13.1 million in 2004. The administration expense ratio was 4.2% in 2004 as compared to 4.8% in 2003.
Run-Off
The table below presents information regarding the results of operations of our Run-Off segment for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(US$ millions)
Revenues:
Gross premiums written	39.3	486.4	1,256.1
Net premiums written	32.6	470.1	1,249.3
Net premiums earned	128.4	783.6	1,183.7
Net investment income and net realized capital gains	56.3	76.9	54.2
Total revenues	184.7	860.5	1,237.9

Losses and expenses:
Losses, loss expenses and life benefits	-55.8	-947.6	-928.3
Acquisition costs	-38.2	-158.5	-285.3
Other operating and administration expenses	-43.1	-50.4	-64.3
Total benefits, losses and expenses	-137.1	-1,156.5	-1,277.9

Segment income (loss)	47.6	-296.0	-40.0
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
The Run-Off segment reported segment income for the year ended December 31, 2005 as compared to a segment loss for the same period of 2004. The results for 2005 were driven by the favorable impact of the commutations carried out during the year resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million and were partially offset by the effect of losses from Hurricanes Katrina, Rita and Wilma in the United States, with a total net impact of US$ 15.6 million.
Further, the Run-Off segment experienced a net adverse impact of prior accident years’ on the technical result in the amount of US$ 30.7 million resulting from net adverse development of prior accident years’ loss reserves of US$ 10.5 million and reductions in premium, related losses and acquisition costs of net US$ 20.2 million for the year ended December 31, 2005.
The net adverse development of prior years’ loss reserves of US$ 10.5 million was primarily within the Workers’ Compensation and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
The Run-Off segment reported a segment loss of US$ 296.0 million and US$ 40.0 million for the years ended December 31, 2004 and 2003, respectively. The results for 2004 were primarily driven by the net adverse impact of prior accident years’ on the technical result in the amount of US$ 451.8 million resulting from net adverse development of prior accident years’ loss reserves of US$ 506.4 million, which was offset by the effect of commutations.
The net adverse development of prior years’ loss reserves of US$ 506.4 million was primarily related to the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
Corporate Center
The table below presents information regarding the results of operations of our Corporate Center for the years ended December 31, 2005, 2004 and 2003. The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

	Year ended December 31,
	2005	2004	2003
	(US$ millions)
Other operating and administration expenses	-50.1	-38.2	-34.3
Segment loss	-50.1	-38.2	-34.3
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Corporate Center Operating and Administration Expenses
The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center costs increased for the year ended December 31, 2005 as compared to the same period of 2004 due to increased legal, audit and consulting fees of approximately US$ 15.0 million, primarily relating to the internal review and the Restatement.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Corporate Center Operating and Administration Expenses
The Corporate Center reported operating and administration expenses of US$ 38.2 million in 2004, compared to US$ 34.3 million in 2003. The increases primarily arose from consulting costs relating to the 2004 rights offering, expenditures to support the growth in operations and the continued weakening of the US dollar.
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
Liquidity requirements
Our principal cash requirements are for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events, for servicing debt, investment in businesses, payments for our business operations, capital expenditures, servicing retrocessional arrangements and payment of dividends to shareholders.
On November 29, 2004, Converium AG signed a US$ 1.6 billion, three-year syndicated letter of credit facility from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility, which was signed in July 2003. As of December 31, 2005, Converium had outstanding letters of credit of US$ 1,160.2 million under the facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 0.5%.
As of December 31, 2005, we reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,261.5 million, of which US$ 1,385.2 million are held in our North American operations and are subject to the restrictions of an entity in run-off. Of the total US$ 4,876.3 million related to our ongoing operations, certain amounts were pledged as follows: (i) US$ 2,238.1 million were pledged as collateral relating to outstanding letters of credit of US$ 1,160.2 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility) and other irrevocable letters of credit of US$ 852.9 million (to secure certain reinsurance contracts), (ii) US$ 246.0 million were pledged primarily as deposits with cedents; and (iii) US$ 582.6 million were pledged to support Converium internal reinsurance transactions. US$ 255.2 million were deposited in trust or with regulatory authorities or states related to the US$ 1,385.2 million held in our North American operations.
Interest on debt and short-term borrowings was US$ 31.6 million,US$ 33.1 million and US$ 31.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. We had no scheduled debt repayments in 2005, 2004 or 2003. The carrying value of our outstanding debt was US$ 391.2 million at December 31, 2005, US$ 391.1 million at December 31, 2004 and US$ 393.1 million at December 31, 2003.
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
Asset/Liability Management
The use of asset/liability management, or ALM, is a key tool in managing the assets part of our business and the determination of our capital requirements. Through the use of ALM, we manage our long-term market risks and we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to determine optimal investment strategies, our need for retrocession, to manage our aggregate financial risks, and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to develop our strategic asset allocation, to determine our risk based capital on a calendar year basis, to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the majority of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities, particularly the concentration of risks, and is therefore an important element of our risk and investment management process. Our principal ALM techniques include scenario testing and stochastic modeling. See “Item 4. — Information on the Company — B. Business Overview – Investments” for additional information on our invested asset base.
Dividends from Subsidiaries
As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. The Ordinary General Meeting of shareholders held in Zug on April 11, 2006 approved the proposal of the Board of Directors to allocate CHF 14,668,946 of available earnings to dividends that resulted in a gross dividend of CHF 0.10 per registered share. The dividend payment was made on April 18, 2006. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review. Any dividend payments from CRNA to Converium Holdings (North America) Inc. requires approval of the regulator of the state of Connecticut (see Notes 17 and 23 to our 2005 consolidated financial statements).
Debt Outstanding
As of December 31, 2005, we had total debt outstanding with a principal amount of US$ 400.0 million and a carrying amount of US$ 391.2 million. We had no scheduled debt repayments in 2005, 2004 or 2003.
In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Transactions, Converium Holdings (North America) Inc. (“CHNA”) assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes issued originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%. In 2005 and in April 2006, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated senior notes of CHNA were funded by Converium AG with regards to the coupon payments of April 15 and October 15, due to the dividend restrictions of CRNA. (See Notes 13, 17 and 23 to our 2005 consolidated financial statements).
In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 852.9 million were outstanding at December 31, 2005 to secure certain assumed reinsurance contracts. Investments of US$ 2,238.1 million were pledged as collateral related to the Syndicated Letter of Credit Facility, as well as other irrevocable letters of credit.
Capital Requirements
As of December 31, 2005, we had total shareholders’ equity of US$ 1,653.4 million (US$ 11.29 per share) compared to US$ 1,734.8 million (US$ 11.86 per share) as of December 31, 2004, a decrease of US$ 81.4 million (US$ 0.57 per share). This is mainly due to a reduction in cumulative translation adjustments of US$ 94.3 million and a reduction in net unrealized gains (losses) on investments of US$ 62.5 million, offset by net income of US$ 68.7 million.

	Year ended December 31,
	2005	2004	2003
	(US$ millions)
Cash flow data:
Cash (used in) provided by operating activities	-399.9	358.7	917.2
Net cash provided by (used in) investing activities	363.8	-315.4	-1,314.2
Net cash (used in) provided by financing activities	-36.8	347.8	252.9
Effect of exchange rate changes on cash and cash equivalents	39.3	9.0	23.7
Change in cash and cash equivalents	-33.6	400.1	-120.4
Cash and cash equivalents, beginning of period	680.9	280.8	401.2
Cash and cash equivalents, end of period	647.3	680.9	280.8
Cash and cash equivalents decreased by US$ 33.6 million to US$ 647.3 million as of December 31, 2005 from US$ 680.9 million as of December 31, 2004. Our cash position primarily decreased due to cash outflows related to the commutations that were carried out during 2005. As of December 31, 2004 our cash position increased by US$ 400.1 million to US$ 680.9 million due to the sale of equity securities and was offset by commutations executed in 2004. The cash balance was maintained in anticipation of pending cash outflows in connection with commutations.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. Our cash used in operating activities was US$ 399.9 million for the year ended December 31, 2005 versus cash provided by operating activities of US$ 358.7 million and US$ 917.2 million for the years ended December 31, 2004 and 2003, respectively. This decrease was due to a reduction in overall business volume resulting from the ratings downgrades that occurred in 2004 and cash outflows due to commutations recorded in 2005. Cash for these measures was primarily provided by the liquidation of investments, which is reflected in the results of cash flow from investing activities.
Cash used in financing activities for the year ended December 31, 2005 was US$ 36.8 million. For the year ended December 31, 2004 cash provided by financing activities was primarily driven by the proceeds, net of related expenses, received from the Rights Offering that occurred in October 2004, offset by the payment of dividends to shareholders. In 2003, cash provided by financing activities was primarily driven by an increase in our deposit liabilities, partially offset by the payment of dividends to shareholders.
As of December 31, 2005, Converium Holding AG had cash and cash equivalents of US$ 41.9 million. Significant cash needs in 2006 will be payments of the 2005 dividend to shareholders of approximately CHF 15.0 million (US$ 12.0 million) and interest payments to Converium Finance S.A., Luxembourg of approximately US$ 10.0 million, related to the note payable with a principle of US$ 200.0 million. The cash needs are primarily financed through existing cash funds held at Converium Holding AG, short-term intercompany loan receivables from Converium AG, Switzerland, and dividend payments from Converium IP Management AG, Switzerland and Converium Finance Ltd., Bermuda.
We believe that our capital, liquidity and borrowing ability are sufficient to support our business and meet our present liquidity requirements.
New Accounting Standards
We have or will be required to adopt the following new standards in the future:
SFAS 123 (revised 2004), “Share-Based Payment”
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No. 123, this Statement is not expected to have a material impact on the financial condition or results of operations.
FASB Interpretation No (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations”
In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”) which clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 is effective for the fiscal years ending after December 15, 2005 but is not expected to have a material impact on the Company’s financial condition or results of operations.

FASB Staff Position (“FSP”) FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)”
In March 2005, the FASB issued FSP FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)”, which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. This statement was adopted for the first quarterly reporting period beginning after March 3, 2005 and did not have a material impact on the Company’s financial condition or results of operations.
SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles and changes the requirements for accounting for, and reporting of, a change in accounting principle. This Statement will be effective for fiscal years beginning after December 15, 2005.
EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”
In June 2005, the FASB reached final consensus on EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. The EITF reached a consensus that a sole general partner is presumed to control a limited partnership (or similar entity) and should consolidate the limited partnership unless (1) the limited partners possess substantive kick-out rights or (2) the limited partners possess substantive participating rights similar to the rights described in EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor has a majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. This issue was effective for all new and modified agreements, upon the FASB’s ratification in June 2005. For pre-existing agreements that are not modified, the consensus is effective as of the beginning of the first fiscal reporting period beginning after December 15, 2005. This issue is not expected to have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) APB 18-1,“Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method In Accordance With APB Opinion No. 18 upon a Loss of Significant Influence”
In July 2005, the FASB issued FSP APB 18-1,“Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method In Accordance With APB Opinion No. 18 upon a Loss of Significant Influence”, to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (“OCI”) upon a loss of significant influence. The FASB believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investments at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. FSP APB 18-1 became effective during the fourth quarter of 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”
In August 2005, the FASB issued FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”, to defer the requirement of FAS 123(R) that a freestanding financial instrument originally subject to FAS 123(R) becomes subject to the recognition and measurement requirements of other applicable GAAP when the rights conveyed by the instrument are no longer dependent on the holder being an employee of the entity. This FSP notes that these instruments should continue to be subject to the recognition and measurement provisions of FAS 123(R) throughout the life of the instrument, unless their terms are modified when the holder is no longer an employee. Following modification, recognition and measurement should be determined through reference to other applicable GAAP. FSP FAS 123(R)-1 became effective during the fourth quarter of 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
In November 2005, the FASB issued FSP FAS 115-1,“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to finalize the guidance which was initially provided in EITF 03-1, on (1) when an investment is considered impaired, (2) whether that impairment is “other-than-temporary”, (3) how to measure the impairment loss, and (4) disclosures related to impaired securities. Because of concerns about the application of EITF 03-1’s guidance that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of EITF 03-1’s guidance. This FSP now officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area.

The FSP generally carries forward EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The guidance is applicable as of January 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”
In November 2005, the FASB issued FSP FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, to provide a practical transition election related to accounting for the tax effects of share-based payment awards to employees. This FSP stated that either the method outlined previously in FAS 123(R) or the “Short-Cut Method” outlined in the FSP, should be followed to calculate the historical pool of windfall tax benefits upon adoption of FAS 123R. The Short-Cut Method could be used to calculate the beginning balance of the APIC pool related to employee stock options. This FSP is effective as of November 10, 2005 and the Company must decide on whether to make the one-time accounting policy election to calculate the historical pool of windfall tax benefits available using the “short-cut” method as discussed in the FSP or the “long-form” method as outlined in FAS 123R, prior to January 1, 2007. This guidance is not expected to have a material impact on the Company’s financial condition or results of operations.
C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES
Not Applicable
D. TREND INFORMATION
See “— A. Operating Results”
E. OFF-BALANCE SHEET ARRANGEMENTS
Not Applicable
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payment due by period
		Less than 1			More than
(US$ thousands)	Total	year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations – Principal	400,000	—	—	—	400,000
Long-Term Debt Obligations – Interest	702,000	30,750	61,500	61,500	548,250
Operating Lease Obligations	64,500	11,000	21,200	17,800	14,500
Losses and loss expenses, gross (1)	7,568,900	1,816,500	2,308,500	1,362,400	2,081,500
Total	8,735,400	1,858,250	2,391,200	1,441,700	3,044,250

(1)	The Company’s unpaid losses and loss expenses represent management’s best estimate of the cost to settle the ultimate liabilities based on information available as of December 31, 2005 and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual claims payments related to these reserves might vary significantly based on many factors including large individual losses as well as general market conditions.
For further detail on our long-term debt principal and interest payments, see Note 13 to our 2005 consolidated financial statements. For further detail on our operating lease payments, see Note 22 to our 2005 consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. During 2005 it comprised eight, whereas as of April 11, 2006 it comprises six. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members, except Terry G. Clarke who held the position of Chief Executive Officer until January 31, 2006 and Derrell J. Hendrix, who acted for us as a consultant through the RISConsulting Group LLC, are non-executive and independent of management. None of the remaining Board members have ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company. Each Board member must disclose any material relationship with the company or potential conflict of interests, annually, in a special statement which is evaluated by the Audit Committee. Following this evaluation the Board of Directors affirmatively determines which members of the Board of Directors qualify as independent.
The composition of the Board of Directors includes a cross section of geography and professional experience. The members of the Board of Directors are elected for a term of office of not more than three years, after which they become eligible for re-election. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor.
The Board of Directors is headed by the Chairman or, in his absence, by the Vice Chairman. It meets as often as circumstances require, but at least four times per year. In 2005, the Board of Directors met 11 times physically and held four further meetings by way of conference call.
Meetings generally last one day, with Committee meetings preceding Board meetings. Agendas are set by the Chairman of the Board of Directors or the pertinent Chairman of the Committee respectively. At each of its meetings the Board of Directors must be informed, through formal reports by the Chief Executive Officer and the members of the Global Executive Committee, about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the Board of Directors must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board of Directors. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of Converium and its business segments and the Run-Off segment. The Chief Executive Officer, the Chief Financial Officer and the General Legal Counsel attend Board meetings on a regular basis. Members of the GEC and other executives attend meetings at the Chairman’s invitation. In addition, conference calls and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his or her objectives.
The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors, and, as may be necessary, with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.
The members of our Board of Directors, their dates of birth, nationality, terms of office and committee memberships as of December 31, 2005 as well as those who joined through the date of this Form 20-F are as follows:

Name	Date of Birth	Nationality	Term Expires in
Peter C. Colombo (Chairman)(1)(2)(4)(6)	June 15, 1934	Swiss	2007
Georg Mehl (Vice-Chairman)(2)(3)(4)(6)	August 11, 1939	German	2006
Terry G. Clarke (5)(6)	October 31, 1941	British	2007
Markus Dennler (1)(3)(4)	January 24, 1956	Swiss	2008
Derrell J. Hendrix	August 9, 1953	American	2007
Rudolf Kellenberger (1)(2)(3)	April 30, 1945	Swiss	2008
George G. C. Parker (3)(4)(6)	March 29, 1939	American	2006
Anton K. Schnyder (1)(2)(6)	November 29, 1952	Swiss	2006

The following new Directors were elected at the Annual General Meeting on April 11, 2006:

Lennart Blecher	August 30, 1955	Swedish	2009
Detlev Bremkamp	March 2, 1944	German	2009
Harald Wiedmann	February 15, 1945	German	2009

(1)	Member of the Nomination Committee

(2)	Member of the Remuneration Committee

(3)	Member of the Finance Committee

(4)	Member of the Audit Committee

(5)	In connection with his appointment as Chief Executive Officer in February 2005, Mr. Clarke has resigned from all committees of the Board.

(6)	Stepped down from the Board of Directors at the Annual General Meeting on April 11, 2006.
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
Terry G. Clarke was a consulting actuary with the Tillinghast Business of Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice prior to retiring at the end of 2001. From 1978 until 1986 Mr. Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr. Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He has been a member of a number of professional committees both in the United Kingdom and in Continental Europe. Mr. Clarke was appointed as Managing Director on September 10, 2004 and since February 23, 2005 has served as Chief Executive Officer of the Company at which point he resigned from all committees of the Board. Mr. Clarke served as Chief Executive Officer from February 23, 2005 until January 31, 2006.
Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational Life & Pensions business. Prior, he was a member of the Corporate Executive Board of Winterthur Insurance (subsidiary of Credit Suisse Group). Mr. Dennler studied law at the University of Zurich and graduated in 1982. He received his doctorate degree in 1984 and was admitted to the Bar of Zurich in 1986. Further he attended the International Bankers School in New York and the Harvard Business School (AMP) in Boston. Currently he is Chairman of Batigroup, a member of the Board of Directors of Swissquote Group and a councilor of the British-Swiss Chamber of Commerce.
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
Rudolf Kellenberger served as Deputy Chief Executive Officer of Swiss Re from April 1, 2000 until the end of 2004. In this function he dedicated much of his time to tasks within the Corporate Center, in particular in the field of Management Development and E-Business Development. Previously, he served in a series of positions within Swiss Re’s Executive Board assuming responsibilities for the Northern European reinsurance sector and Special Lines and, as of July 1998, taking on the leadership of Swiss Re’s then newly founded Europe division. Mr. Kellenberger studied civil engineering at the Federal Institute of Technology (ETH), Zurich, graduating in 1970. He is Chairman of the Swiss Aviation Pool and a member of the Board of Directors of Swiss Life.
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
Directors elected at the Annual General Meeting on April 11, 2006:
Lennart Blecher is Managing Director of the HypoVereinsbank in Munich, Germany, and is responsible for relationships with major

European clients. From 2002 to 2004 he was the Managing Director of Acquisitions & Business Development for GE Commercial Finance in London. Between 1988 and 2002 he held a number of positions within the ABB Group in Zurich, Switzerland, including General Counsel of the Financial Services Group, President of Structured Finance and President of Equity Ventures. Before working for ABB, Mr. Blecher was an attorney in Sweden. He obtained a law degree from Lund University in Sweden in 1980 and an international law qualification from Dallas University in 1985. Mr. Blecher is a Board member of Nordkap Bank in Zurich, the Volito Group in Malmö, Sweden (as well as co-owner), AIG Private Bank in Zurich, and Brunswick Rail Leasing in Russia. He is also a member of the advisory board of EQT Opportunity Fund in Stockholm, Sweden. During the period from 2000 to 2002 he was Deputy Chairman of the Swedish Export Credit Corporation.
Detlev Bremkamp served in a number of functions on the Board of Management at Allianz AG from 1991 to 2005, including responsibilities for European and overseas business, marine and aviation, alternative risk transfer and reinsurance. Prior to being promoted to the Board, he held a number of senior positions within the Allianz Group between 1971 to 1991, including Managing Director of Allianz Europe, and as member of the Board of Management within Allianz Versicherung. Mr. Bremkamp served his apprenticeship with Allianz and completed further training programs with British insurers, brokers and Lloyd’s of London. He is a member of the supervisory board of ABB AG in Mannheim and Hochtief AG in Essen, both in Germany. Furthermore, he is on the advisory board of Lehman Brothers, London, and the Bayerische Landesbank in Munich, Germany. In addition, Mr. Bremkamp holds a number of board memberships in several other companies and committees in the financial sector.
Harald Wiedmann has been President of the German Accounting Standards Board in Berlin, Germany, since 2006. Before that, he worked in a variety of capacities within the KPMG Group from 1992 to 2005, first as a member of the Executive Board, then, from 1998 to 2005, as the CEO of KPMG Deutsche Treuhand-Gesellschaft AG, and, from 2002 until 2005, as Chairman of KPMG Europe, Middle East and Africa. From 1996 he was a member of the Executive Committee and the International Board of KPMG International. Prior to its merger with KPMG, he held a number of positions from 1974 in Peat Marwick Treuhand, an audit firm based in Frankfurt, Germany, most recently as Managing Partner. Professor Wiedmann was a member of the Main Technical Committee of the German Institute of Auditors (Hauptfachausschuss des Institutes der Wirtschaftsprüfer) from 1988 to 1997, holding the post of President from 1993. He graduated with a degree in law from the German University of Munich in 1969 and obtained his doctorate and tax advisory qualification in 1976. He is an honorary professor at the University in Frankfurt and the Technical University in Berlin, both in Germany. He is the author of a number of publications on audit-related subjects and holds several professional memberships. Presently he is a member of the supervisory board of Praktiker Bau- und Heimwerkermärkte Holding AG, a company listed in Germany.
The business address for each member of our Board of Directors is Converium Holding AG, Dammstrasse 19, CH-6301 Zug, Switzerland.
Global Executive Committee
The Board of Directors has delegated the management of Converium to the Global Executive Committee. The Global Executive Committee comprises an executive management team currently with seven members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary and business segment, and reviewing progress against financial and operating plans as approved by the Board of Directors.
At December 31, 2005 the members of our Global Executive Committee, their dates of birth, nationality and positions held as well as those who joined through the date of this Form 20-F are as follows:

Name	Date of Birth	Nationality	Position Held
Inga K. Beale (1)	May 15, 1963	British	Chief Executive Officer
Hans Peter Boller (5)	October 25, 1962	German	Chief Risk Officer
Terry G. Clarke (2)	October 31, 1941	British	Chief Executive Officer
Christian Felderer	January 5, 1954	Swiss	General Legal Counsel
Benjamin Gentsch	April 21, 1960	Swiss	Executive Vice President for Specialty Lines
Christoph Ludemann	January 12, 1956	German	Executive Vice President for Life & Health Reinsurance
Frank Schaar	April 16, 1960	German	Executive Vice President for Standard Property & Casualty Reinsurance
Andreas Zdrenyk (3)	June 5, 1959	Swiss	Interim Chief Financial Officer
Paolo De Martin (4)	October 25, 1969	Italian	Chief Financial Officer
Markus Krall (6)	October 10, 1962	German	Chief Risk Officer

(1)	Appointed as Chief Executive Officer of the Company on December 14, 2005. Ms. Beale took up her new role on February 1, 2006, replacing Terry G. Clarke.

(2)	On February 24, 2005, the Board of Directors appointed Terry G. Clarke as Chief Executive Officer and replaced Dirk Lohmann with immediate effect.

(3)	Appointed interim Chief Financial Officer of the Company as of February 28, 2005. As of July 1, 2006 Mr. Zdrenyk will assume the position of Chief Operating Officer and is a member of the GEC.

(4)	Appointed as Chief Financial Officer of the Company on May 17, 2006. Mr. De Martin will assume the position as of July 1, 2006.

(5)	Mr. Boller will leave the Company as of June 30, 2006. His position will be replaced by Mr. Krall.

(6)	Appointed as Chief Risk Officer of the Company on May 23, 2006. Mr. Krall will assume the position as of July 1, 2006.
Inga K. Beale assumed the position of Chief Executive Officer of Converium as of February 1, 2006. She joined the Prudential Assurance Company in London in 1982 as an underwriter specializing in reinsurance. In 1992 she joined GE Insurance Solutions where she headed up the UK underwriting team. In 2001, Ms. Beale took on the role of Global Underwriting Audit Leader in Kansas City. She became Global Underwriting CoE Leader in 2002 and in 2003 assumed responsibility for Property & Casualty business throughout Continental Europe, Middle East and Africa. In 2004 she was appointed President and Chairman of the Board of Management of GE Frankona Re in Munich. In 1987 she became an Associate of the Chartered Insurance Institute (ACII). She attended Newbury College UK, where in 1981 she qualified in business studies, majoring in economics, mathematics and accountancy.
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
Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr. Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is a director of GAUM and MDUSL. Mr. Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.
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
Andreas Zdrenyk was appointed interim Chief Financial Officer of the Company as of February 28, 2005. He joined Zurich Re in 1998 and has gained in-depth insight into the Company’s operations in various functions such as Chief Financial Officer of Converium Zurich and Zurich Re Zurich, respectively, and Head of Internal Audit & Consulting. Prior to joining Zurich Re Mr. Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, six years of which as regional Head of Internal Audit North America based in the United States. Since December 2005, Mr. Zdrenyk has been a director of MDUSL. Mr. Zdrenyk, a Swiss citizen, holds a Master’s of Business Administration degree from Cox School of Business (Dallas, USA) and a Master’s of Information Systems/Information Technology degree from the Swiss Association of Commerce (Zurich, Switzerland). As of July 1, 2006, Mr. Zdrenyk will assume the position of Chief Operating Officer of Converium and is a member of the GEC.
Paolo De Martin will assume the position of Chief Financial Officer of Converium as of July 1, 2006. He is currently the Chief Financial Officer of GE Frankona group, based in Munich. He joined General Electric Company in 1995 as a finance trainee in London. In 1997 he was recruited in GE’s internal auditing & consulting group, charged with assignments in multiple GE businesses in the Americas, Europe and Asia-Pacific. In 2001, Paolo De Martin was promoted to Executive Manager for GE Capital Europe. In the same year he joined GE Insurance Solutions as financial planning and analysis manager for Global Property and Casualty Reinsurance. Since 2003 he covered the role of CFO for GE Frankona group. Prior to joining GE he gained a two-year entrepreneurial experience in the eyeglasses business as founder and managing partner of an eyewear manufacturer. Paolo De Martin, an Italian citizen, is a 1993 graduate in Business Economics of Ca’ Foscari University (Venice, Italy).
Markus Krall will assume the position of Chief Risk Officer of Converium as of July 1, 2006. He is currently a senior partner at McKinsey & Company in Frankfurt and Head of the Risk Management Practice in Central Europe as well as a member of the Global Leadership Group of the Risk Management Practice. In this role he has lead a portfolio of global risk management assignments and projects spanning banking and insurance in Europe, the United States, Middle East, Asia and Australia. Among the clients Mr. Krall served were several of the global top 20 financial services providers, regulatory bodies and supranational institutions. He covers his current role since 2003 when he joined McKinsey & Company. Mr. Krall started his professional career at Allianz AG Holding in Munich in 1991 as a member of the Executive Board’s staff. In 1994, he moved to the consulting profession with a focus on financial services, first for the Boston Consulting Group in Frankfurt, then, as from 1997, for Oliver Wyman & Company where he specialized in risk management for financial services institutions and was elected Partner and Director in 2000. Mr. Krall, a German citizen, holds a diploma and a Ph.D. in economics from the University Freiburg i. Br. (Germany). He completed his postgraduate studies at the Imperial University of Nagoya (Japan).
The standard notice period for termination of members of the Global Executive Committee is six months, with the exception of the Chief Executive Officer who has a notice period of twelve months, reflecting the traditional practice of Swiss-based companies and certain exceptions to this standard, reflecting prevailing local practices in the jurisdictions where the executives are currently employed.
The business address for each current member of our Global Executive Committee is General Guisan-Quai 26, 8022 Zurich, Switzerland.
     B. COMPENSATION
Compensation of Directors
Directors’ fees have been determined to ensure that we can attract and retain high caliber individuals appropriate to serve a global reinsurance organization. We also grant equity-based compensation to our directors.
Board remuneration
In 2003 the Board of Directors reviewed its overall compensation structure in consideration of its increased workload and emphasis on enlarged Committee work and more complex corporate governance rules. Since then the level of compensation remained unchanged. For the office term 2005/2006, basic cash compensation for an ordinary Board member, set at US$ 80,380, includes compensation for membership of one Committee. Board members are entitled to receive equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of US$ 20,095 with a restriction period of three years, and share options equal to a value of US$ 20,095 calculated on the Black-Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership of a second and third Committee:
• US$ 3,215 for membership of a second Committee
• US$ 2,411 for membership of a third and any subsequent Committee and additionally,
• US$ 4,019 if the member holds one or more chairmanships in the Committees.
With effect from January 1, 2005 it was agreed that non-executive members of the Board of Directors shall receive compensation of US$ 10,000 annually for a membership in the Board of Directors and US$ 5,000 annually for a membership in a Committee of CRNA.
In consideration of the increased workload of the Board members it was agreed that starting as of the date of the Ordinary General Meeting in April 2005 they shall receive an additional compensation for any Board or Committee meetings in addition to the regular number of meetings as follows:
•	US$ 4,019 for any additional meeting with physical presence by the member

•	US$ 2,009 for a meeting with attendance by phone or video conference by a member
Whereby the regular number of meetings is four Board meetings plus one Strategy Meeting of the Board and a total of seven Audit Committee meetings as well as four meetings each of the Finance, the Remuneration and the Nomination Committees.
The remuneration of the Board of Directors is not performance-related.
The table below illustrates the compensation paid to each Board member in 2005. Cash compensation paid at the date of each Ordinary

General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.

			Shares	Shares held at		Options	Options held
	Cash		allocated in	December 31,		allocated in	at December
	compensation		2005	2005 (1)		2005 (2)	31, 2005 (3)
Board Member
Peter C. Colombo	130,216		1,128	4,623		4,889	11,264
Georg Mehl	110,121		940	3,098		4,074	9,246
Terry G. Clarke	1,475,123	(5)	752	7,315		3,259	7,252
Markus Dennler	45,013		0	0		0	0
Derrell J. Hendrix	80,380		752	1,179		3,259	7,508
Rudolf Kellenberger	43,003		0	0		0	0
George G.C. Parker	87,614		752	1,979	(4)	3,259	7,508
Anton K. Schnyder	83,595		752	1,179		3,259	7,508

(1)	Includes shares personally bought.

(2)	Options vest immediately, have a term of 10.5 years and an exercise price equal to fair market value at the beginning of the period for which they were granted.

(3)	An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering was completed in 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-Scholes fair value of the option before and after the 2004 rights offering. Upon termination of their mandate, the Directors have to exercise any options within 24 months otherwise they are forfeited.

(4)	1,679 shares and 600 ADSs.

(5)	Includes compensation for services rendered as member of the Board of Directors, Managing Director and Chief Executive Officer.
Converium has retained the RISConsulting Group LLC, of which Mr. Hendrix is co-owner and Chief Executive Officer, for certain consulting services. Converium paid total fees of US$ 20,833 to the RISConsulting Group LLC for services rendered in 2005. Mr. Hendrix is also a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by the RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in that entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
In 2005 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2005 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely related parties of the members of the Board.
Compensation of Senior Management
Global Executive Committee remuneration
The Remuneration Committee sets compensation levels for members of the GEC and proposes to the Board the remuneration of the Chief Executive Officer.
Compensation for each member of the GEC consists of a base salary and an incentive component based on Converium’s and the individual’s performance. The incentive component may vary highly from year to year depending on the achievement of the incentive award targets set annually by the Board of Directors.
The Remuneration Committee determines the awards paid out to the Global Executive Committee.
The Remuneration Committee determines the awards paid out to the GEC. The performance-based incentive component consists of the Annual Incentive Plan (AIP) and the Long-Term Incentive Plan (LTIP). A minimum of 25% of the performance-based compensation paid under the AIP is paid in the form of Converium shares. The LTIP is part of Converium’s executive share ownership program and designed to align the interests of management closely with those of shareholders as well as to encourage stock ownership. 50% of the award paid out under the LTIP is delivered in Converium shares and the other 50% of the award is paid out in non-qualified options.
Total aggregate compensation of all officers of the GEC in 2005 was US$ 4.6 million (CHF 5.7 million). This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2005, and the estimated value of other compensation-related items. The GEC members agreed to waive any award under the AIP for 2004 otherwise payable in 2005.
Two members of the GEC gave up their functions during 2005. In line with contractual obligations a total of US$ 3.8 million (CHF 4.8 million) (including share awards) was paid to these individuals in 2005. No further payments were made to former members of the GEC.

GEC members held shares and options at the end of December 2005. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely related parties. GEC members participate in local pension plans.
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
Share Plan
Converium has adopted a standard stock option plan for our non-US employees, a standard stock purchase plan for our non-US employees, and an omnibus share plan for our US employees. These arrangements, which we refer to collectively as the “Share Plan”, establish the framework by which we grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries are able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.
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
In connection with these plans, we incurred approximately US$ 5.4 million of incentive compensation expense in 2005.
An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering was completed in 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-Scholes fair value of the option before and after the 2004 rights offering. The re-pricing of options will not have a material impact on the financial condition or results of Converium.
Grants to Global Executive Committee
Global Executive Committee members held shares and options at the end of December 2005. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely related parties.

					Options vested of
		Shares held at		Options held at	options held at
Global Executive	Shares granted	December 31,	Options granted	December 31,	December 31,
Committee member	in 2005 (1)	2005 (2)	in 2005 (3)	2005	2005
Terry G. Clarke	752	7,315	3,259	7,252	7,252
Dirk Lohmann (4)	1,849	102,168	—	432,755	432,755
Hans Peter Boller	18,319	20,500	53,640	132,801	68,928
Christian Felderer	16,283	9,003	47,681	93,009	38,802
Benjamin Gentsch	24,849	48,887	67,349	167,021	85,841
Christoph Ludemann	17,377	5,935	50,885	97,866	37,470
Frank Schaar	23,064	14,630	67,538	197,536	116,296
Andreas Zdrenyk	13,046	6,788	37,639	68,335	28,692
Martin Kauer (5)	12,931	—	35,461	92,046	92,046

(1)	Shares granted in 2005 include shares awarded under the AIP and LTIP, which are subjected to various vesting schedules, and shares purchased through the employee stock purchase plan.

(2)	Includes only vested shares (includes shares held by closely related parties).

(3)	Options have an exercise price equal to the market value of the shares or ADSs on date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5-year term.

(4)	Resigned on February 24, 2005.

(5)	Resigned on February 28, 2005.
As of the date of this Form 20-F filing, none of the members of Global Executive Committee beneficially owns more than 1% of our shares.
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
Employee Stock Purchase Plan
Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period. Effective January 1, 2006, CRNA no longer participates in the ESPP.
Employee retention plan
In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment became due on January 31, 2006. The cost of the program is US$ 28.8 million, which was expensed over the period from October 1, 2004 through December 31, 2005. For the year ended December 31, 2005 and 2004, US$ 13.1 million and US$ 15.7 million, respectively, have been expensed based on the terms of this plan. In addition, severance amounts of US$ 6.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.
Long Term Incentive Plan (“LTIP”)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.
Effective January 1, 2005, CRNA implemented an LTIP associated with the run-off of CRNA. CRNA’s LTIP is designed to retain and motivate senior executives and to reward them for maximizing shareholder value. In general, LTIP awards are payable in cash at the end of a 5-year performance period, January 1, 2005 through December 31, 2009, based on run-off company performance.
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
For further information on our share-based incentive plans, see Note 16 to our 2005 consolidated financial statements.
C. BOARD PRACTICES
Board Committees
The Board of Directors has four Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board of Directors. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently the General Legal Counsel.
The Nomination Committee
The Nomination Committee comprises at least three Board members and currently comprises four. It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the Board of Directors the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice Chairman of the Board of Directors, the members of the GEC and the head of the Run-Off segment. It defines and implements procedures for the annual self-evaluation of the Board of Directors’ and the Committees’ performance; for the annual statement of independence of the Board of Directors and disclosure of any conflict of interests and any agreements concluded with Converium or any of its subsidiaries; and for the orientation program for new Board members. Standing invitees are the CEO and the Chief Human Resources Officer. In 2005 the Nomination Committee met twelve times physically and held two further meetings by way of conference call.
The Remuneration Committee
The Remuneration Committee comprises at least three Board members and currently comprises four. It sets the compensation levels for the GEC (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors the overall remuneration for the CEO and for each of the members of the Board of Directors, as well as the principles of compensation, of incentive schemes, and bonus payments to employees. Standing invitees are the CEO and the Chief Human Resources Officer. In 2005 the Remuneration Committee met five times physically and held two further meetings by way of conference call.
The Finance Committee
The Finance Committee comprises at least three Board members and currently comprises four. It approves external providers of asset management services and capital increases in subsidiaries between US$ 5.0 million and US$ 20.0 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings. Standing invitees are the CEO and the CFO. In 2005 the Finance Committee held four meetings.
The Audit Committee
The Audit Committee may comprise the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees. The Audit Committee currently comprises four members. Only independent and financially literate directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the Company. In addition, an Audit Committee member may not be a person affiliated with the Company or any of its subsidiaries. The Audit Committee reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit, the CFO, the Chief Risk Officer and the external auditor. In 2005, the Audit Committee met seven times physically and held ten further meetings by way of conference call.
The Audit Committee is supported in its supervisory task by Group Internal Audit (GIA). GIA currently consists of eight persons and covers all operations of Converium worldwide. GIA directly reports to the Audit Committee and has unrestricted access to all relevant information and documents. The Audit Committee also approves the audit plans and the budget of GIA. In 2005, GIA conducted 28 audit projects and started with the testing of the Internal Controls over Financial Reporting (ICOFR) as required by Sarbanes-Oxley 404.

Group Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. The strategic goals of GIA, which were formally approved by the Audit Committee, are as follows:
•	To evaluate the reliability and controls of the financial and risk reporting systems and processes as well as to provide reasonable assurance that material errors and irregularities will be detected on a timely basis.

•	To evaluate the integrity of financial information.

•	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

•	To safeguard Converium’s assets.

•	To evaluate and promote efficient use of resources.

•	To coordinate and manage, on behalf of the Audit Committee, the relationships with the public accounting firms working for Converium.
The areas of responsibility of the Board of Directors and the Global Executive Committee as well as the other corporate bodies are defined in the Organizational By-laws of Converium Holding AG, which are available on converium website (www.converium.com).
The Board of Directors has determined that a member of our Audit Committee, George G.C. Parker, is an audit committee financial expert and is “independent” under the rules of the New York Stock Exchange. At the annual general meeting of Converium Holding AG on April 11, 2006 G. C. Parker stepped down from the Board of Directors and Audit Committee. Mr. Harald Wiedmann has been elected as the new audit committee financial expert.
Managing Director
Following the appointment of Terry G. Clarke as Chief Executive Officer effective February 24, 2005, the position of Managing Director was eliminated.
Indemnification of Officers and Directors
We maintain customary directors’ and officers’ insurance for our directors and officers.
In addition, we have entered into agreements with certain of our directors pursuant to which we have agreed to indemnify each such director for legal expenses incurred in conjunction with his or her professional liability to shareholders, bondholders, creditors or others caused by actions or omissions by such person in his or her capacity as a director, except where such professional liability was caused by the intent or negligence of such director and provided that (i) such indemnification is in our best interest considering the facts and circumstances and (ii) such legal expenses are not covered by our existing Directors and Officers Liability Insurance or are otherwise reimbursable to such director by the plaintiff.
New Committee Structure
In its Constituent Meeting of April 11, 2006, the newly composed Board of Directors resolved a revised structure of the Board Committees which comprised an amalgamation of the Nomination and Remuneration Committees into the Nomination and Remuneration Committee, combining the functions of the previous two committees into one; the renaming of the Finance Committee into Finance and Risk Committee and allocating certain risk and risk management related responsibilities to this committee and an amendment of the functions of the Audit Committee to reflect recent development in the corporate governance area, in particular but not limited to the development in conjunction with Sarbanes-Oxley. The revised Organizational By-laws can be accessed through Converium’s website (www.converium.com).
     D. EMPLOYEES
As of December 31, 2005, Converium employed 594 people globally, including 294 at our offices in Switzerland, 89 at our offices in the United States, 143 at our offices in Germany, 9 in other European countries, 28 in the Asia-Pacific region and 31 in other regions.
A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.
The following table shows the number of employees by geographic location and category of activity:

	As of December 31,
	2005	2004	2003
Number of employees	594	771	847
Breakdown by geographic location:
Switzerland	294	369	332
United States	89	138	231
Germany	143	169	160
Asia-Pacific region	28	33	31
Other regions	40	62	59

Breakdown by main category of activity:
Underwriting	195	257	290
Finance	153	212	200
Actuarial	50	67	77
Other	196	235	246

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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
As of May 31, 2006, 74,015,665 shares were registered in our share register. These shares were owned by 6,253 shareholders, of which 5,808 were private individuals holding 7.53% of total outstanding shares, 125 were foundations and pension funds holding 3.38% of total outstanding shares and 320 were other legal entities holding 39.54% of total outstanding shares.
As of May 31, 2006, 29 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 6,612,787 of our registered shares and 9 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 8,398,012 ADSs. These holdings represented 2.86% of the total number of shares outstanding as of May 31, 2006. Brokers and other nominees hold certain of our registered shares and ADSs. In addition, some holders of our registered shares have not or may not register their holdings. Consequently, the above figures may not state the actual number of US beneficial holders or the number of registered shares or ADSs beneficially held by persons in the United States.
As of the date of this annual report, and in accordance with the notification requirements as set by the SWX Swiss Stock Exchange, the following are direct or indirect owners of 5% or more of our outstanding shares:
•	Dodge & Cox, San Francisco, California, United States: 5.04% (date of notification June 16, 2005). Dodge & Cox provides investment management to institutions and individuals through separately managed portfolios and mutual funds.

•	Patinex AG, Wilen, Switzerland: 12.49% (date of notification December 19, 2005), 5.06% in the form of 7,425,000 registered shares and 7.43% in the form of purchase rights with entitlement to purchase 10,900,000 registered shares.

•	Zurich Cantonal Bank, Zurich, Switzerland: 6.92% (date of notification June 28, 2006).
Our major shareholders hold the same voting rights as all other shareholders.
B. RELATED PARTY TRANSACTIONS
There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2005.
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from Royal and Sun Alliance (“RSA”) increasing its overall stake to 30.1%.
For the 2005 and 2004 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year. Gross premiums assumed through the pools managed by GAUM were US$ 233.1 million, US$ 289.0 million and US$ 266.4 million for 2005, 2004 and 2003, respectively.
In the light of changing business circumstances associated with Converium’s S & P ratings downgrade in 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005 with no contractual guarantee that they would be extended beyond that date. In the third quarter of 2005, Converium entered into a new aviation fronting arrangement with National Indemnity Company and Munich

Re, effective October 1, 2005. The new agreement ensures Converium’s continued participation in the pool of GAUM until September 30, 2006.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM.
At December 31, 2005 and December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.2 million (US$ 23.6 million) and GBP 13.1 million (US$ 25.2 million), respectively.
Other intangible assets as of December 31, 2005 were nil as compared to GBP 11.2 million (US$ 20.6 million) as of December 31, 2004, which related to customer related intangible assets associated with the 30.1% investment in GAUM.
At December 31, 2005 and December 31, 2004 Converium had an outstanding shareholder loan to GAUM in the amount of GBP 15.2 million (US$ 26.1 million) and (US$ 29.0 million) at the respective balance sheet dates.
See “Item 3. — Key information — D. Risk factors — Ratings changes” and Notes 9 and 19 to our 2005 consolidated financial statements for additional information on GAUM.
MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were US$ 178.6 million, US$ 170.9 million and US$ 137.3 million for 2005, 2004 and 2003, respectively.
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. Converium’s ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a concession, starting in 2010 and annually thereafter based upon a predetermined formula. Converium believes that, as at December 31, 2005, an obligation with regard to the underwriting year 2000 is now both probable and estimable and has, accordingly, recognized a charge of US$ 9.0 million in other (loss) income reflecting the current view of how the Company will settle this obligation.
See Notes 9 and 19 to our 2005 consolidated financial statements for additional information on MDU.
SATEC
In 2002, Converium acquired a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. As part of this transaction Converium entered into “usufruct” agreements with the co-owners of SATEC regarding some of their participation rights in the company. Following a review of the current business circumstances in conjunction with the company in the second quarter of 2005, Converium recorded a further impairment charge of US$ 2.4 million in respect of the “usufruct” agreements. An impairment charge of US$ 2.5 million was recorded in respect of the “usufruct” agreements in the fourth quarter of 2004. This latest impairment charge has led to the full impairment of the “usufruct” agreements in the accounting records of Converium. In the third quarter of 2005, Converium recorded a charge of US$ 2.4 million related to the partial impairment of its 48% participation in SATEC, which reflected the latest fair value calculation on the value of this participation at the point in time.
On December 28, 2005 Converium sold its 48% participation. The sales price was Euro 4.0 million (US$ 5.0 million), of which Euro 3.0 million (US$ 3.7 million) was paid on December 28, 2005. The remaining Euro 1.0 million (US$ 1.3 million) will become due on April 2, 2007 and is secured by an unconditional and irrevocable bank guarantee. Converium waived its rights to the “usufruct” agreements at this time.
RISC Ventures

Converium has retained The RISConsulting Group LLC for certain consulting services, of which Derrell J. Hendrix, a member of the Converium Board of Directors, is Chief Executive Officer. In 2005 and 2004, respectively, Converium paid fees to the RISConsulting Group LLC of US$ 20,833 and US$ 250,000 for consulting services rendered. In addition, Derrell J. Hendrix is a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in the entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
     C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
     See our 2005 consolidated financial statements beginning on page F-1.
Legal Proceedings, Claims and Litigation
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
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of US$ 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005.
The arbitration panel recently rendered a Final Award, finding that Converium Germany’s liability under any contracts between Canada Life and Converium Germany for the ISA facilities for the 2000 and 2001 underwriting years is limited such that Converium Germany’s maximum potential gross liability totals US$ 14.5 million, plus interest. The award further ordered that the letter of credit posted by Converium Germany be terminated or canceled. Converium Germany understands that an application to vacate the award has been filed, but not served. Converium Germany believes that any attempt to vacate the award is wholly without merit, and it intends to contest any attempt in the appropriate jurisdiction.
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
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of certain members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review was sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments see Note 3 to our 2005 consolidated financial statements. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated.
As noted above, Converium is fully cooperating with the governmental authorities and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
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
The Complaint names as defendants the Company; directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2000 through September 2, 2004 because they did not establish adequate loss reserves to cover claims by policyholders; that the announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, the earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001 through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint. As a result of Converium’s restatement of prior years’ financial information, on April 21, 2006, plaintiffs filed a motion for leave to file a second amended complaint which proposes to add certain allegations to their consolidated amended complaint relating to Converium’s restatement and which makes certain other changes to that complaint. On May 25, 2006, Converium and the other defendants filed papers in opposition to plaintiffs’ motion to amend. Plaintiffs had until June 16, 2006 to file reply papers in further support of their motion to amend. A status conference in the actions scheduled for June 22, 2006, was cancelled by the Court without giving further guidance as to the proposed time table. As previously stated, the actions are still in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.
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
Dividends and Dividend Policy
The Ordinary General Meeting of shareholders held in Zug on April 11, 2006 approved the proposal of the Board of Directors to allocate CHF 14,668,946 of available earnings to dividends that resulted in a gross dividend of CHF 0.10 per registered share. The dividend payment was made on April 18, 2006.
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
As a holding company, we are dependent on dividends, and interests from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 17 to our 2005 consolidated financial statements. In addition to the dividend restrictions stated in Note 17 to our 2005 consolidated financial statements, CRNA is required to obtain approval from the Connecticut Department of Insurance prior to making any dividend payments and Converium AG’s ability to pay dividends may be restricted by certain directions issued by FOPI.
Under Swiss corporate law, we may only pay dividends if we have either sufficient profits available for distribution or if we have sufficient free reserves pursuant to our statutory (non-consolidated) balance sheet and the provisions of Swiss law to allow for distributions from that reserve.
As long as the general reserves amount to less than 20% of our nominal share capital, Swiss corporate law requires at least 5% of our annual net profits to be retained as general reserves. Any net profits remaining after this retention are eligible to be distributed as dividends, subject to approval by our shareholders at a shareholders’ meeting, and our independent group auditors must confirm that a dividend proposal by our Board of Directors complies with our Articles of Incorporation and Swiss law.
     B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2005.
ITEM 9. THE OFFER AND LISTING
     A. OFFER AND LISTING DETAILS
Market Price Information
Trading on the SWX Swiss Exchange
The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On June 23, 2006, the latest practicable day before the printing of this annual report, the last reported sale price of our registered shares on the SWX Swiss Exchange was CHF 13.55 per registered share.

	High	Low
	CHF	CHF
Calendar Year 2001 (from December 11, 2001)	82.10	79.00
Calendar Year 2002	89.75	54.85
Calendar Year 2003	74.50	49.60
Calendar Year 2004 (1):	73.75	7.42
First Quarter	73.75	60.25
Second Quarter	68.95	60.50
Third Quarter	65.05	16.25
Fourth Quarter (1)	17.05	7.42
Calendar Year 2005:	14.60	9.00
First Quarter	12.20	10.05

	High	Low
	CHF	CHF
Second Quarter	12.50	9.00
Third Quarter	13.40	9.90
Fourth Quarter	14.60	12.05
Calendar Year 2006 (through May 31, 2006):	16.55	13.40
First Quarter 2006	16.55	13.40

Last 6 Months:
December 2005	14.60	12.60
January 2006	15.20	13.40
February 2006	14.60	13.55
March 2006	16.55	13.95
April 2006	16.40	15.50
May 2006	16.30	13.75

(1)	Includes the effect of the 2004 rights offering.
Trading on the New York Stock Exchange
The table below presents the highest and lowest reported sale price for our ADSs on the New York Stock Exchange. On June 23, 2006, the latest practicable day before the printing of this annual report, the last reported sale price of our ADSs on the New York Stock Exchange was US$ 5.49 per ADS.

	High	Low
	US$	US$
Calendar Year 2001 (from December 11, 2001)	27.40	23.02
Calendar Year 2002	28.52	18.30
Calendar Year 2003	26.63	19.15
Calendar Year 2004:	29.57	3.15
First Quarter	29.57	23.55
Second Quarter	26.80	23.70
Third Quarter	26.04	6.76
Fourth Quarter	6.85	3.15
Calendar Year 2005:	5.54	3.59
First Quarter	5.18	4.44
Second Quarter	5.20	3.59
Third Quarter	5.09	3.96
Fourth Quarter	5.54	4.58
Calendar Year 2006 (through May 31, 2006):	6.77	5.23
First Quarter 2006	6.45	5.23

Last 6 Months:
December 2005	5.54	4.81
January 2006	5.99	5.38
February 2006	5.67	5.23
March 2006	6.45	5.31
April 2006	6.45	6.04
May 2006	6.77	5.65
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
     B. MEMORANDUM AND ARTICLES OF INCORPORATION
See “Description of Shares and Share Capital” in the Registration Statement on Form F-1, file number 333-14106, filed with the SEC under the Securities Act of 1933 on December 10, 2001. The Articles of Incorporation were amended in 2004 and 2005 to reflect the following changes to our issued, authorized and conditional share capital.
Issued Share Capital
At the Extraordinary General Meeting on September 28, 2004 the shareholders resolved to reduce the share capital of the Company from CHF 400,062,170 by 200,031,085 to CHF 200,031,085 by reducing the nominal value of CHF 10 per share by CHF 5 to CHF 5 per share and to increase the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid registered shares with a nominal value of CHF 5 each at an issue price of CHF 5 per share.
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
The Ordinary General Meeting of shareholders held in Zug on April 11, 2006 approved the extension of the two-year term, until April 11, 2008 for the Board of Directors to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value amounting to a maximum of CHF 20,000,000.
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
The Ordinary General Meeting of shareholders held in Zug on April 11, 2006 approved the amendments to Article 5, paragraph 2 and 3 of Incorporation. Paragraph 2 has been amended and states that upon request, acquirers of shares are registered in the share register as shareholders with the right to vote provided they declare explicitly to have acquired the shares in their own name and for their own account. Paragraph 3 has been amended and states that persons not explicitly declaring themselves to be holding the shares in their own name and for their own account (“nominees”) are registered in the share register as shareholders with voting rights without further inquiry up to a maximum of 5%.
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
For 2005, the date by which a shareholder had to be registered in the share register was April 7, 2006 in order to be invited to the Annual General Meeting of April 11, 2006, at the Casino in Zug.
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
In addition, the Master Agreement provided that we bear up to a maximum of US$ 50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services reimbursed us for costs and expenses in excess of this amount.
September 11th Coverage
Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at US$ 289.2 million, the amount of net loss and loss expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks in excess of the US$ 289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we are exposed to the risk of non-payment of Zurich Financial Services units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services. See — Note 10 to our 2005 consolidated financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance”.
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
Quota Share Retrocession Agreement
In connection with the Formation Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987 and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss expenses and experience account balances relating to this business.
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
Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.
Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, ZFS has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.
On December 23, 2005, an Amendment was agreed by the parties to the Quota Share Retrocession Agreements by way of which Section 7.01 – FW Cash Calls – was amended, with immediate effect, to provide, that Converium has the right, by giving 60-days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving 60-days prior written notice, to ask for the residual balance of the funds withheld account falling below US$ 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to US$ 200.0 million.
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
Assumption of US$ 200 Million Public Notes
On October 20, 1993, ZRCH issued US$ 200 million principal amount of 7.125% Senior Notes due October 15, 2023, (the “Notes”). In connection with the issuance of the Notes, ZRCH executed an Indenture. As partial consideration for the transfer to CHNA of CRNA, CHNA has executed a First Supplemental Indenture, dated November 20, 2001, assuming all of the rights and obligations of ZRCH under the Indenture. The Bank of New York acts as Trustee under the Supplemental Indenture. Accordingly, this indebtedness is reflected in our financial statements for all periods presented. The Notes are general unsecured obligations of CHNA and rank on a parity with all other unsecured and unsubordinated indebtedness of CHNA.
CENY Arrangements
Prior to the Formation Transactions, the CRNA balance sheet reflected business originally written by Centre Reinsurance Company of New York, or CENY. CENY was originally part of the Zurich Centre Group of companies, a business unit of Zurich Financial Services. Zurich Financial Services historically operated and managed CENY separately from Converium. In 1997, the CENY legal entity was merged into Zurich Reinsurance Centre, Inc., a predecessor of CRNA. As a result of this merger, certain liabilities of CENY, referred to below as “CENY Business”, became direct obligations of CRNA, but continued to be managed by Zurich Centre management and were not part of the independently managed and operated third party reinsurance business of Converium. Nevertheless, prior to our separation from Zurich Financial Services, we had primary legal responsibility for the CENY Business.
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
In addition, pursuant to the tax sharing and indemnity agreements described below, we and Zurich Financial Services have agreed to indemnify each other for certain tax liabilities arising out of the Formation Transactions and certain other potential liabilities that arose while we were affiliated with Zurich Financial Services.
Also, we agreed to indemnify Zurich Financial Services and its subsidiaries for losses arising from Zurich Financial Services’ involvement in the MDU strategic partnership to the extent such indemnifiable losses had been caused by the misconduct or negligence of our employees or arising out of our business.
Furthermore, as part of the Underwriting Agreement entered into by Converium and ZFS with the underwriting banks in the IPO, Converium has agreed to indemnify the underwriting banks for certain costs, expenses and/or losses or damages suffered by the underwriting banks in conjunction with the underwriters involvement in the Class Action Law Suits.
As described above, subsidiaries of Converium and Zurich Financial Services have indemnified each other with respect to losses arising out of our lease arrangements at CRNA’s New York City office. See “— Acquisition of the Converium Reinsurance (North America) Inc. Business”.
Tax Sharing Agreements
We entered into Tax Sharing and Indemnification Agreements with:
•	ZRCH, in respect of the US Converium entities, which we refer to as the “US Tax Sharing Agreement”; and

•	Zurich Financial Services in respect of the non-US Converium entities, which we refer to as the “Non-US Tax Sharing Agreement”.
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
The Non-US Tax Sharing Agreement provides, in general, that we will be liable for all taxes arising from the business previously conducted by ZIC and Zurich Rückversicherung (Deutschland) AG, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia and representative offices in Buenos Aires, London, Mexico City, Sao Paolo and Tokyo. As described above, under the Master Agreement we will be liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses of our initial public offering, up to an aggregate of US$ 50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions will be borne by Converium. See “— The Master Agreement”.
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
As part of the Formation Transactions, ZIC also provided CRNA with coverage for all its net losses with respect to the Amerisafe business ceded to the Unicover Occupational Accident Reinsurance Pool and the September 11th terrorist attacks that exceed the coverage limits described above under each of two Indemnity Agreements, each dated as of October 1, 2001. In addition, under the Master Agreement, Converium agreed to indemnify ZIC for up to US$ 58.6 million of losses in connection with the Amerisafe business ceded to the Unicover Pool for non-performance of the retrocessionaire.
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
CRNA entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”), an indirect parent of ZC Resource and a co-guarantor of the prime lease, for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty. As a result of the announced run-off of CRNA in 2004, CRNA implemented a plan to reduce its office space in North America by terminating its various branch office leases and subletting the remaining space. CRNA entered into a sub-sublease for its entire office space located at One Chase Manhattan Plaza, New York, NY 10005 effective

December 15, 2005 through the end of the term. A condition of the sub-sublease was an amendment of the Master Lease and a payment of approximately US$ 5.1 million which represents the agreed net present value of the differential between the rent payable for the Sublet Space under the Master Lease and the rent payable by CRNA to ZC Resource for the remaining term. See Note 22 to our 2005 consolidated financial statements for additional information on guarantees.
     D. EXCHANGE CONTROLS AND OTHER LIMITATIONS
Other than in connection with government sanctions imposed on Yugoslavia, Myanmar, Zimbabwe, Iraq, Ivory Coast, Liberia, Sierra Leone and persons and organizations with connections to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or the Company’s Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote the shares of the Company.
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
For purposes of the above paragraph and the discussion under “Capital Gains Tax upon Disposal of Shares”, a foreign resident subject to Swiss taxation refers to a non-Swiss resident person that maintains in Switzerland a permanent establishment or fixed place of business to which the shares are attributable.
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
This discussion does not, as already mentioned above, address all aspects of US taxation other than federal income taxation. The discussion is merely an overview of the possible tax consequences. Holders are urged to consult their tax advisors regarding the US federal, state and local and other tax consequences of owning and disposing of shares or ADSs.
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

Taxation of Dividends
Subject to the passive foreign investment company (“PFIC”) rules described below, US holders will include in gross income the gross amount of any distribution, other than certain pro rata distributions of common shares, paid (before reduction for Swiss withholding taxes) by Converium out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as foreign source ordinary income when the dividend is actually or constructively received by the US holder. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a non-corporate US holder before January 1, 2011 will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The amount of the dividend paid in Swiss francs will be the US dollar value of the Swiss francs received, including the amount of any Swiss tax withheld, determined at the spot Swiss franc/US dollar rate on the date such dividend is received, which for holders of ADSs would be the date such dividend is received by The Bank of New York, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.
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
A US holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit could, but the availability of the deduction is not affected by the conditions and limitations applicable to foreign tax credits. US holders should consult their tax advisors to determine whether and to what extent a foreign tax credit would be available to them.
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
Sale or Exchange
Subject to the PFIC rules described below, gain or loss recognized by a US holder on the sale, exchange or other disposition of shares or ADSs will be subject to US federal income taxation generally as capital gain or loss in an amount equal to the difference between the US holder’s adjusted tax basis in the shares or ADSs and the amount realized on the disposition. Capital gain or loss will be long-term capital gain or loss where the shares or ADSs have been held for more than one year. Any gain or loss recognized will generally be treated as US source gain or loss. US holders are urged to consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.
The surrender of ADSs in exchange for shares, or vice versa, will not result in the realization of gain or loss for US federal income tax purposes.
PFIC Rules
Converium believes that it was not a PFIC for US federal income tax purposes for 2005 and it does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments), there can be no assurance that Converium will not be considered a PFIC for any taxable year. If Converium were treated as a PFIC for any taxable year during which a US holder held a share or ADS, certain adverse consequences could apply to the US holder.
If Converium were treated as a PFIC for any taxable year, gain recognized by such US holder on a sale or other disposition of a share or

ADS would be allocated ratably over the US holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before Converium became a PFIC would be taxed as ordinary income in the year of the disposition. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect (for individuals or corporations, as appropriate) for the year to which it is allocated and an interest charge would be imposed on the amount allocated to such taxable year. This tax and interest is treated as a direct increase to the US holder’s tax liability for the current year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by the US holder during the preceding three years or the US holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections (including the mark to market election and the qualified electing fund election) may be available to US persons that may mitigate the adverse consequences resulting from PFIC status.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have accordingly established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.
We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short-and long-term periods. Our market risk includes multiple sources of market price fluctuations, including interest rate risks, credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.
We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the majority of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.
To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating. These concentrations and credit risks are reviewed every six months by our Finance Committee as a part of the review and approval of the ALM report.
Sensitivity Analyses for Invested Assets
Approximately 84.1% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.
The following risk analyses on interest rate, foreign exchange and equities do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others things, changes in asset allocation and the sale of investments. The risk analyses assume that the change in the value of assets is temporary and that the liability reserves would not change.
Interest rate risk
We have based our computations of interest rate sensitivity on numerous assumptions. The Company’s fixed income portfolio is exposed to interest rate risk. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The Company assesses the economic impact in two different ways. Firstly, we calculate the impact on the portfolio of a parallel upward shift of the yield curve of 100 basis points. Secondly, we use a more sophisticated Monte Carlo simulation tool which assesses the interest rate risk in combination with other risks, such as liability risks. As a result, we obtain simulated amounts of shareholder’s equity by using a unified approach. We then look at the 5% most adverse outcomes and determine the interest rate risk component and its contribution to the simulations by calculating the negative impact of market value developments from current levels.
Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the US yield curve would be an after-tax reduction in net assets of US$ 149.5 million, which represents approximately 9.0% of our total shareholders’ equity as of December 31, 2005. This reduction would be offset by higher investment income earned on newly invested funds.
To protect our balance sheet from a possible rise of the yield curves, we slightly reduced the modified duration of our bond portfolio, excluding held-to-maturity securities, to 3.3. Additionally, our portfolio of held-to-maturity government bonds stabilized at US$ 793.6 million (16.0% of our fixed maturities portfolio, excluding the Funds Withheld Asset). The duration of the held-to-maturity portfolio is 3.6.
As of December 31, 2005, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.
Foreign exchange risk
Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice supports sound currency asset/liability management, but if not properly matched, there is a translation risk of currency rate changes against the US dollar that may adversely effect our reported shareholders’ equity when expressed in US dollars.
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
The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2005 against the US dollar.

	Adverse exchange rate movement against	Approximate decline
	the US dollar	in shareholders’equity
Euro	10%	US$	50.9 million
Swiss franc	10%	US$	22.4 million
UK pound	10%	US$	14.5 million
As of December 31, 2005 and 2004, we had cumulative translation adjustments, net of taxes of US$ 96.9 million and US$ 191.2 million, respectively.
Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.
The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2005:

	US		U.K	Swiss	Japanese
	Dollar	Euro	Pound	franc	yen	Other	Total
Income statement
Net premiums written	22%	36%	22%	2%	4%	14%	100%
Net investment income	51%	15%	29%	1%	—	4%	100%
Losses, loss expenses and life benefits	41%	27%	23%	1%	1%	7%	100%
Acquisition costs	33%	37%	14%	1%	3%	12%	100%
Other operating and administration expenses	36%	13%	3%	46%	—	2%	100%
Interest expense	98%	2%	—	—	—	—	100%
Balance sheet
Total invested assets	55%	18%	20%	4%	—	3%	100%
Reinsurance assets	74%	6%	19%	—	—	1%	100%
Losses and loss expenses, gross	53%	19%	23%	1%	—	4%	100%
Unearned premiums, gross	39%	14%	36%	1%	—	10%	100%
Future life benefits, gross	41%	58%	1%	—	—	—	100%
Debt	100%	—	—	—	—	—	100%
Equity market risk
We hold approximately 5.0% (including our participation in PSP Swiss Property AG) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2005 would be an after-tax reduction in net assets of US$ 36.3 million, which represents approximately 2.2% of our total shareholders’ equity as of December 31, 2005.
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
There have been no changes in or disagreements with our independent group auditors on accounting and financial disclosure during the twenty-four month period ended December 31, 2005.
There were changes to enhance our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Converium’s Board of Directors and Management initiated activities to enhance and align Converium’s processes and internal controls over financial reporting with the goal to reach compliance with SOX 404 as of December 31, 2006.
Material Weaknesses – Identified Weaknesses
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
Converium’s Audit Committee subsequently identified as of December 19, 2005 two additional material weaknesses. The third weakness identified was the lack of controls to ensure that the underwriting and risk transfer analyses reflect all relevant elements of contractual relationships entered into by Converium. The fourth weakness identified relates to internal controls over the determination, valuation, completeness and reporting of certain components of the income tax payables and deferred income tax balances (assets and liabilities).
First Material Weakness – Remediated
In order to address the first material weaknesses Converium recruited additional suitably qualified staff and hired a Chief Accounting Officer. In addition, in order to address the current knowledge and experience gaps within the financial accounting and reporting function Converium has held various mandatory US GAAP training sessions for staff and managers working in the finance area. Further trainings on particular US GAAP matters will be organized throughout 2006 to deepen the knowledge base. Considering the remedial actions taken, Converium’s management reached the conclusion that this material weakness is fully remediated as of the date when this Form 20-F is filed.
Other Material Weaknesses – Remediation in progress
Converium is actively addressing the key internal control weakness identified over the initiation of reinsurance and financial accounting data by committing both internal and third party consulting resources to address this issue and to further enhance our overall control environment. Converium has implemented controls to ensure the correct accounting treatment of commutations and has also performed an actuarial analysis of the accruals for premiums and profit commissions.
To address the third weakness, Converium is developing steps intended to provide reasonable assurance that risk transfer will be correctly evaluated, documented and that the appropriate US GAAP accounting will be applied.

To address the fourth weakness, Converium intends to build up and further train its accounting staff in order to strengthen its resources and expertise in US GAAP in respect of SFAS 109. All processes involving the calculation, filing and accounting for income taxes will undergo a thorough review, with the goal of redesigning and enhancing internal controls by applying and enforcing rigorous policies and procedures.
Notwithstanding the existence of the material weaknesses described above, Converium believes that the consolidated financial statements in this Form 20-F fairly present, in all material respects, Converium’s financial condition as of December 31, 2005 and results of its operations and cash flows for the year ended December 31, 2005 in conformity with US GAAP.
We cannot be certain as to the timing of completion of any remediation actions or the impact of the same on our operations. Under the current rules, as a foreign private issuer, we must begin to comply with the rules implementing SOX 404 in respect of our fiscal year ending December 31, 2006. If we are unable to remedy the material weaknesses we have identified by that time, or if new material weaknesses come to our attention and remain unremediated at that time, management will not be permitted to conclude that our internal controls over financial reporting are effective. Moreover, even if management does conclude that our internal controls over financial reporting are effective, if our independent group auditors are not satisfied with our internal controls over financial reporting or the level at which controls are documented, designed, operated or reviewed, or if the independent group auditors interpret the requirements, rules or regulations differently from us, then they may issue an adverse opinion. Any of these possible outcomes could result in a negative reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of our securities.
Other enhancements of internal controls
As of July 1, 2005, Converium appointed a compliance officer who is progressing in developing Converium’s corporate level compliance framework, including implementation of compliance programs in the major business areas.
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
ITEM 16. [RESERVED]
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that a member of our Audit Committee, George G.C. Parker, is an audit committee financial expert and is “independent” under the rules of the New York Stock Exchange. At the annual general meeting of Converium Holding Ltd on April 11, 2006 G.C. Parker stepped down from the Board of Directors and Audit Committee. Our Board of Directors has determined that Mr. Harald Wiedmann is an audit committee financial expert and is independent under the rules of the New York Stock Exchange.
Item 16B. CODE OF ETHICS
The Board of Directors of Converium Holding AG approved the Code of Business Conduct and Ethics (the “Code”) for Converium on May 27, 2003, which is applicable to all of our management and employees.
The details of the Code are accessible on our Internet website at:
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

Committees. Only independent and financially literate Directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from us. In addition, an Audit Committee member may not be a person affiliated with the Company or any of its subsidiaries. The Audit Committee approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit and the external auditor. In 2005 the Audit Committee held 17 meetings.
The Audit Committee has the responsibility to pre-approve all audit fees, fees for audit related services, tax advisory fees provided by Converium’s external independent group auditors and all non-audit related fees. Converium implemented protocols and guidelines to ensure that only pre-approved services are provided by Converium’s external independent group auditors.
Independent Auditor Fees
We paid the following fees to PricewaterhouseCoopers Ltd for professional services rendered related to the year 2005:

(US$ thousands)	2005	Approved (1)	2004
Audit Fees	11,130	100%	4,741
Audit-Related Fees	666	100%	1,060
Tax Fees	96	100%	189
All Other Fees	105	100%	145
Total fees	11,997	100%	6,135

(1)	Represents percentage of fees approved by the Audit Committee.
Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory financial statements. It also includes services that can only be provided by the Group auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.
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
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS

See the consolidated financial statements beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised April 11, 2006.

1.4	Bylaws of Converium Holding AG, revised April 11, 2005. \

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to US$ 200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001, amending the Indenture dated as of October 20, 1993.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the US$ 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to US$ 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to US$ 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

Exhibit Number	Description
4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *

4.26	Omnibus Share Plan for US Employees. *

4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a US$ 150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #

4.39	Agreement dated July 24, 2003 US$ 900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #

4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan. \

4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee. \

Exhibit Number	Description
4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank. \

4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited. \

4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG. \

4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG. \

4.46	Amendment No. 1 to the Quota Share Retrocession Agreement between Zurich Insurance Company (Including its Bermuda Branch) and Converium AG, dated as of October 1, 2001 and effective as of July 1, 2001.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	302 Certification of Chief Executive Officer.

12.2	302 Certification of Chief Financial Officer.

13.0	906 Certification of Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2003.

\	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.

CONVERIUM
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Holding AG and Subsidiaries
Report of the independent group auditors
Converium Holding AG and Subsidiaries
Report of the Independent Group Auditors
To the Board of Directors of Converium Holding AG, Zug
We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2005 and 2004 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005, included on pages F-3 through F-57 all expressed in United States dollars.
These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.
Our audits were conducted in accordance with Swiss Auditing Standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.
We draw to your attention the fact that the consolidated financial statements for the year ended December 31, 2004 of Converium Holding AG, as approved by the Annual General meeting on April 12, 2005, have been restated. The Board of Directors describes in Note 3 the reasons for and the impact on certain lines of the income statement, earnings per share and shareholders’ equity for the years ended December 31, 2004 and 2003 resulting from this restatement.
PricewaterhouseCoopers Ltd

A. Hill	M. Frei

Zurich,
March 20, 2006, except Note 27, as to which the date is June 29, 2006.

Converium Holding AG and Subsidiaries
Consolidated statements of income (loss)

(US$ million, except per share information)	Notes	2005	2004	2003
Year ended December 31			Restated	Restated
Revenues
Gross premiums written		1,994.3	3,978.7	4,300.4
Less ceded premiums written		-178.6	-252.6	-377.7
Net premiums written	12	1,815.7	3,726.1	3,922.7
Net change in unearned premiums		567.5	156.1	-154.9
Net premiums earned	12	2,383.2	3,882.2	3,767.8
Net investment income	8	324.9	312.7	234.4
Net realized capital gains (losses)	8	25.5	46.5	18.4
Other (loss) income		-13.4	-8.2	17.5
Total revenues		2,720.2	4,233.2	4,038.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	10,12	-1,775.9	-3,342.5	-2,760.1
Acquisition costs	12	-575.6	-912.4	-832.0
Other operating and administration expenses		-210.8	-219.8	-202.5
Interest expense	13	-31.6	-33.1	-31.0
Impairment of goodwill	9	—	-94.0	—
Amortization of other intangible assets	9	-21.5	-9.9	-1.8
Restructuring costs	5	-20.5	-2.7	—
Total benefits, losses and expenses		-2,635.9	-4,614.4	-3,827.4

Income (loss) before taxes		84.3	-381.2	210.7
Income tax expense	14	-15.6	-201.3	-32.8
Net income (loss)		68.7	-582.5	177.9

Basic earnings (loss) per share	25	0.47	-9.19	2.24
Diluted earnings (loss) per share	25	0.46	-9.19	2.23
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)	Notes	2005	2004
Year ended December 31			Restated
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	8	793.6	850.4
Available-for-sale securities:
Fixed maturities	8	4,169.8	4,834.8
Equity securities	8	362.6	399.4
Other investments		253.1	279.2
Short-term investments		35.1	117.3
Total investments		5,614.2	6,481.1
Funds Withheld Asset	8	1,020.1	1,305.1

Total invested assets		6,634.3	7,786.2

Other assets
Cash and cash equivalents		647.3	680.9
Premiums receivable		1,059.3	1,832.2
Reserves for unearned premiums, retro		37.8	55.2
Reinsurance assets:
Underwriting reserves	12	805.1	937.9
Insurance and reinsurance balances receivable		37.6	139.3
Funds held by reinsureds		1,817.4	1,737.7
Deposit assets		183.4	170.4
Deferred policy acquisition costs		304.3	482.7
Deferred income taxes	14	1.0	6.2
Other assets	9	298.4	358.6

Total assets		11,825.9	14,187.3

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	10	7,568.9	8,908.3
Future life benefits, gross	12	405.6	407.1
Insurance and reinsurance balances payable		226.3	583.5
Reserves for unearned premiums, gross	12	610.8	1,247.7
Other reinsurance liabilities		127.8	70.8
Funds held under reinsurance contracts		332.9	194.8
Deposit liabilities		300.6	356.5
Deferred income taxes	14	8.1	8.2
Accrued expenses and other liabilities		200.3	284.5
Debt	13	391.2	391.1

Total liabilities		10,172.5	12,452.5

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,473,231 and 146,272,886 shares outstanding, respectively)	17	554.9	554.9
Additional paid-in capital		1,354.2	1,360.5
Treasury stock (216,231 and 416,576 shares, respectively)		-1.5	-7.7
Unearned stock compensation	16	-3.5	-7.5
Total accumulated other comprehensive income:
Minimum pension liabilities, net of taxes	15	-4.9	-7.7
Net unrealized gains on investments, net of taxes	8	42.7	105.2
Cumulative translation adjustments, net of taxes	6	96.9	191.2

Total accumulated other comprehensive income		134.7	288.7

Retained deficit		-385.4	-454.1

Total shareholders’ equity		1,653.4	1,734.8

Total liabilities and shareholders’ equity		11,825.9	14,187.3

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(US$ million)	2005	2004	2003
Year ended December 31		Restated	Restated
Cash flows from operating activities

Net income (loss)	68.7	-582.5	177.9

Adjustments for
Net realized capital (gains) losses on investments	-25.5	-46.5	-18.4
Amortization of premium/discount	50.7	59.1	43.9
Depreciation and amortization	39.6	34.2	30.5
(Reduction) increase of valuation allowance	-17.1	473.7	—
Impairment of goodwill	—	94.0	—

Total adjustments	47.7	614.5	56.0

Changes in operational assets and liabilities
Premiums receivable	567.3	-106.7	-438.6
Reserves for unearned premiums, retro	13.1	54.1	-67.0
Reinsurance assets	200.2	129.6	136.4
Funds held by reinsureds	-180.2	-332.9	-305.1
Funds Withheld Asset	197.5	283.8	230.6
Deferred policy acquisition costs	149.3	-80.8	-90.6
Unpaid losses and loss expenses	-1,053.3	716.6	585.0
Future life benefits, gross	-4.9	41.2	131.4
Insurance and reinsurance balances payable	-104.8	378.9	280.9
Reserves for unearned premiums, gross	-596.3	-224.4	213.3
Other reinsurance liabilities	50.2	-94.3	-65.6
Funds held under reinsurance contracts	161.8	-5.0	67.3
Income taxes, net	32.7	-240.1	35.6

Net changes in all other operational assets and liabilities	51.1	-193.3	-30.3

Total changes in operational assets and liabilities	-516.3	326.7	683.3

Cash (used in) provided by operating activities	-399.9	358.7	917.2

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-4.7	-228.2	-192.4
Proceeds from sales and maturities of fixed maturities	4,301.4	4,116.0	3,813.4
Purchases of fixed maturities available-for-sale	-4,063.6	-4,420.2	-5,054.0
Cash flows from investing activities (fixed maturities)	233.1	-532.4	-1,433.0
Proceeds from sales of equity securities	186.7	983.1	94.3
Purchases of equity securities	-125.8	-537.5	-244.3
Cash flows from investing activities (equity securities)	60.9	445.6	-150.0
Net (increase) decrease in short-term investments	73.4	-55.3	277.2
Proceeds from sales of other assets	52.8	82.3	47.4
Purchases of other assets	-43.4	-144.0	-42.7
Net (increase) decrease in deposit assets	-13.0	-111.6	-13.1
Cash flows from investing activities (other)	69.8	-228.6	268.8
Net cash provided by (used in) investing activities	363.8	-315.4	-1,314.2

Cash flows from financing activities
Net purchases of common shares	-1.5	-6.0	-17.3
Dividends to shareholders	—	-47.8	-29.9
Proceeds from Rights Offering	—	428.4	—
Rights Offering issuance costs	—	-25.1	—
Net (decrease) increase in deposit liabilities	-35.3	-1.7	300.1
Net cash (used in) provided by financing activities	-36.8	347.8	252.9
Effect of exchange rate changes on cash and cash equivalents	39.3	9.0	23.7
Change in cash and cash equivalents	-33.6	400.1	-120.4
Cash and cash equivalents as of January 1	680.9	280.8	401.2
Cash and cash equivalents as of December 31	647.3	680.9	280.8
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in shareholders’ equity
(US$ million)

					Accumulated
		Additional		Unearned	other	Retained	Total
	Common	paid-in	Treasury	stock	comprehensive	(deficit)/	shareholders’
	stock	capital	stock	compensation	income	earnings	equity
Balance, December 31, 2002 (Restated)	253.0	1,260.8	-3.3	-10.0	58.9	35.8	1,595.2
Net income	—	—	—	—	—	177.9	177.9
Change in minimum pension liability, net of taxes	—	—	—	—	-1.2	—	-1.2
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	148.6	—	148.6
Translation adjustments	—	—	—	—	48.1	—	48.1
Dividends to shareholders	—	—	—	—	—	-29.9	-29.9
Transfer to general legal reserve	—	3.7	—	—	—	-3.7	—
Purchases of common shares	—	—	-17.3	—	—	—	-17.3
Releases of common shares from treasury	—	-14.0	10.6	—	—	—	-3.4
Net amortization of stock compensation	—	6.1	—	3.9		—	10.0
Balance, December 31, 2003 (Restated)	253.0	1,256.6	-10.0	-6.1	254.4	180.1	1,928.0
Net loss	—	—	—	—	—	-582.5	-582.5
Change in minimum pension liability, net of taxes	—	—	—	—	-6.5	—	-6.5
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-40.6	—	-40.6
Translation adjustments	—	—	—	—	81.4	—	81.4
Dividends to shareholders	—	—	—	—	—	-47.8	-47.8
Transfer to general legal reserve	—	3.9	—	—	—	-3.9	—
Purchases of common shares	—	—	-6.0	—	—	—	-6.0
Releases of common shares from treasury	—	-8.2	8.3	—	—	—	0.1
Net amortization of stock compensation	—	11.0	—	-1.4	—	—	9.6
Increase in capital due to rights offering	428.4	—	—	—	—	—	428.4
Decrease of nominal value	-126.5	126.5	—	—	—	—	—
Rights offering issuance costs	—	-29.3	—	—	—	—	-29.3
Balance, December 31, 2004 (Restated)	554.9	1,360.5	-7.7	-7.5	288.7	-454.1	1,734.8
Net income	—	—	—	—	—	68.7	68.7
Change in minimum pension liability, net of taxes	—	—	—	—	2.8	—	2.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-62.5	—	-62.5
Translation adjustments	—	—	—	—	-94.3	—	-94.3
Purchases of common shares	—	—	-1.5	—	—	—	-1.5
Releases of common shares from treasury	—	-7.7	7.7	—	—	—	—
Net amortization of stock compensation	—	1.4		4.0	—	—	5.4
Balance, December 31, 2005	554.9	1,354.2	-1.5	-3.5	134.7	-385.4	1,653.4
The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Schedule of segment data
(US$ million)

	Standard Property & Casualty Reinsurance			Specialty Lines			Total Non-life consolidated
Year ended December 31	2005	2004	2003	2005	2004	2003	2005	2004	2003
		Restated	Restated		Restated	Restated		Restated	Restated
Gross premiums written	803.1	1,509.1	1,438.6	833.1	1,655.3	1,325.0	1,636.2	3,164.4	2,763.6
Less ceded premiums written	-64.1	-131.6	-138.7	-95.4	-90.0	-206.0	-159.5	-221.6	-344.7
Net premiums written	739.0	1,377.5	1,299.9	737.7	1,565.3	1,119.0	1,476.7	2,942.8	2,418.9
Net change in unearned premiums	141.8	14.8	-14.7	321.5	-177.7	-80.9	463.3	-162.9	-95.6
Net premiums earned	880.8	1,392.3	1,285.2	1,059.2	1,387.6	1,038.1	1,940.0	2,779.9	2,323.3
Total investment results	122.0	113.9	80.1	142.9	147.5	103.8	264.9	261.4	183.9
Revenues	1,002.8	1,506.2	1,365.3	1,202.1	1,535.1	1,141.9	2,204.9	3,041.3	2,507.2

Losses, loss expenses and life benefits	-729.6	-1,002.9	-838.8	-772.5	-1,154.7	-713.0	-1,502.1	-2,157.6	-1,551.8
Acquisition costs	-181.3	-353.3	-266.4	-263.8	-328.1	-227.9	-445.1	-681.4	-494.3
Other operating and administration expenses	-45.2	-58.5	-50.3	-56.3	-59.6	-41.4	-101.5	-118.1	-91.7
Benefits, losses and expenses	-956.1	-1,414.7	-1,155.5	-1,092.6	-1,542.4	-982.3	-2,048.7	-2,957.1	-2,137.8

Segment income (loss)	46.7	91.5	209.8	109.5	-7.3	159.6	156.2	84.2	369.4
Other (loss) income
Interest expense
Impairment of goodwill
Amortization of other intangible assets
Restructuring costs
Income (loss) before taxes
Income tax expense
Net income (loss)

As of December 31

Reinsurance assets - underwriting reserves	265.7	201.1	264.6	323.5	312.7	238.7	589.2	513.8	503.3

Losses and loss expenses, gross	2,441.7	2,881.4	2,378.9	3,371.7	3,193.8	2,525.5	5,813.4	6,075.2	4,904.4

Future life benefits, gross	—	—	—	—	—	—	—	—	—

Ratios
Loss ratio (Losses divided by net premiums earned)	82.8%	72.0%	65.3%	72.9%	83.2%	68.7%	77.4%	77.6%	66.8%
Acquisition costs ratio (Acquisition costs divided by net premiums earned)	20.6%	25.4%	20.7%	24.9%	23.6%	22.0%	22.9%	24.5%	21.3%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	6.1%	4.2%	3.9%	7.6%	3.8%	3.7%	6.9%	4.0%	3.8%
Combined ratio (Sum of the loss, acquisition costs and administration expense ratios)	109.5%	101.6%	89.9%	105.4%	110.6%	94.4%	107.2%	106.1%	91.9%

*	US$ 20.5 million has been expensed related to the costs associated with global restructurings, of which US$ 5.1 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 5.5 million were attributable to the Specialty Lines segment, US$ 1.5 million were attributable to the Life & Health Reinsurance segment and US$ 8.4 were attributable to the Run-Off segment.

**	Run - Off is comprised of business formerly reported in all three of the ongoing business segments. Segment data for all years is presented in line with the new reporting segments.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements

Life & Health Reinsurance			Total ongoing business			Run-off**			Corporate Center			Total consolidated
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	Restated	Restated		Restated	Restated		Restated	Restated		Restated	Restated		Restated	Restated
318.8	327.9	280.7	1,955.0	3,492.3	3,044.3	39.3	486.4	1,256.1	—	—	—	1,994.3	3,978.7	4,300.4
-12.4	-14.7	-26.2	-171.9	-236.3	-370.9	-6.7	-16.3	-6.8	—	—	—	-178.6	-252.6	-377.7
306.4	313.2	254.5	1,783.1	3,256.0	2,673.4	32.6	470.1	1,249.3	—	—	—	1,815.7	3,726.1	3,922.7
8.4	5.5	6.3	471.7	-157.4	-89.3	95.8	313.5	-65.6	—	—	—	567.5	156.1	-154.9
314.8	318.7	260.8	2,254.8	3,098.6	2,584.1	128.4	783.6	1,183.7	—	—	—	2,383.2	3,882.2	3,767.8
29.2	20.9	14.7	294.1	282.3	198.6	56.3	76.9	54.2	—	—	—	350.4	359.2	252.8
344.0	339.6	275.5	2,548.9	3,380.9	2,782.7	184.7	860.5	1,237.9	—	—	—	2,733.6	4,241.4	4,020.6

-218.0	-237.3	-280.0	-1,720.1	-2,394.9	-1,831.8	-55.8	-947.6	-928.3	—	—	—	-1,775.9	-3,342.5	-2,760.1
-92.3	-72.5	-52.4	-537.4	-753.9	-546.7	-38.2	-158.5	-285.3	—	—	—	-575.6	-912.4	-832.0

-16.1	-13.1	-12.2	-117.6	-131.2	-103.9	-43.1	-50.4	-64.3	-50.1	-38.2	-34.3	-210.8	-219.8	-202.5
-326.4	-322.9	-344.6	-2,375.1	-3,280.0	-2,482.4	-137.1	-1,156.5	-1,277.9	-50.1	-38.2	-34.3	-2,562.3	-4,474.7	-3,794.6

17.6	16.7	-69.1	173.8	100.9	300.3	47.6	-296.0	-40.0	-50.1	-38.2	-34.3	171.3	-233.3	226.0
												-13.4	-8.2	17.5
												-31.6	-33.1	-31.0
												—	-94.0	—
												-21.5	-9.9	-1.8
											*	-20.5	-2.7	—
												84.3	-381.2	210.7
												-15.6	-201.3	-32.8
												68.7	-582.5	177.9

61.5	39.4	87.7	650.7	553.2	591.0	154.4	384.7	503.1	—	—	—	805.1	937.9	1,094.1

291.4	272.3	248.5	6,104.8	6,347.5	5,152.9	1,464.1	2,560.8	2,726.8	—	—	—	7,568.9	8,908.3	7,879.7

405.6	407.1	344.3	405.6	407.1	344.3	—	—	—	—	—	—	405.6	407.1	344.3

29.3%	22.7%	20.1%

5.3%	4.2%	4.8%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
1. Organization and nature of operations
Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. Converium believes it is accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia, the Middle East and Latin America. Converium actively seek to create innovative and efficient reinsurance solutions to complement its target clients’ business plans and needs. Converium focuses on core underwriting skills and on developing close client relationships while honoring Converium’s and its clients’ relationships with intermediaries.
Converium offers a broad range of non-life and life reinsurance products. In non-life reinsurance, its lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, its lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
Converium was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services (“ZFS”) through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with ZFS (the “Master Agreement”), which set forth the terms of the separation from ZFS. In December 2001, ZFS sold 87.5% of its interest in Converium through an initial public offering (the “IPO”), which represented the legal separation (the “Separation Date”) from ZFS. ZFS’s remaining 12.5% interest in Converium was sold in January 2002.
Subsequent to the initial public offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with ZFS. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 12 and 18).
Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, it placed its US operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. Converium, however, offers reinsurance for attractive US originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. Converium is seeking to commute the liabilities of Converium Reinsurance (North America) Inc. (“CRNA”) wherever appropriate.
2. Summary of significant accounting policies
Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.
(a) Basis of preparation
Converium’s financial statements present the financial condition as of December 31, 2005 and 2004 and the related statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005.
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
Reclassifications
Certain reclassifications have been made to prior year financial information to conform to the current year presentation.
Segment presentation
Following changes in certain executive management responsibilities, during 2005 the Company changed the reporting segments under which certain business units are reported in order to reflect these changes in responsibilities. Segment data for all years is presented in line with the new reporting segments.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both life and non-life, originating from CRNA and Converium Insurance (North America) Inc. (“CINA”), excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines, into ongoing non-life business, as management considers this aggregation meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
(b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Therefore, actual results could differ from those estimates.
The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes and commitments and contingencies.
(c) Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of Converium’s business and the fact that a significant part of its business is transacted in US dollars the financial statements are reported in US dollars. Other functional currencies include the Euro, the UK pound, the Swiss franc and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in shareholders’ equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.
Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.
(d) Non-life reinsurance
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
In a typical reporting period, Converium generally earns a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of Converium’s premiums written will not be earned until future periods. Converium allocates premiums written but not yet earned to an unearned premium reserve, which represents a liability on Converium’s balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Converium’s premium earned and written estimates are regularly reviewed and enhanced as information is reported to Converium by its clients and it is able to refine its estimates and assumptions. Converium’s estimation procedures are also affected by the timeliness and comprehensiveness of the information its clients provide to us. Consideration received for a retroactive reinsurance contract is recognized as premiums earned at the inception of the contract.
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
Deferred charges reinsurance assumed: The excess of the estimated ultimate claims payable over the premiums received with respect to retroactive property and casualty reinsurance contracts is established as a deferred charge which is subsequently amortized over the expected claim payment period. The timing and amount of expected future losses are re-estimated periodically. Deferred charge balances are adjusted accordingly on a retrospective basis via a cumulative adjustment with the net effect included in the amortization expense in the period of change, which is reflected in losses and loss adjustment expenses. Deferred charge balances are included in other assets in the balance sheet.
(e) Life reinsurance
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
(f) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.
As part of our risk management process we regularly evaluate the recoverability of our reinsurance assets taking into account all public domain information including the current rating of our retrocessionaires. Converium establishes an allowance for potentially uncollectible reinsurance recoverables from retrocessionaires. Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the size of the allowance or expense.
(g) Deposit accounting transactions
Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. In the event that a transaction does not meet the risk transfer requirements promulgated by SFAS 113, the transaction will be accounted for in accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (“SOP 98-7”). SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer. SOP 98-7 applies to proposed assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
to calculate the effective yield and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/(expense) over the coverage period of the policy and is not recorded as a deposit asset/liability.
(h) Invested assets
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
Investments in which the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.
When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. See “Other than temporary impairments” below.
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
Short-term and other investments are recorded at cost which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.
The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 8 and 18 for further description.
(i) Other than temporary impairments
The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the cost or amortized cost that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in fair value below cost, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, and (iv) for those securities below cost as a result of interest rate rises, the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made.
With respect to securities where the decline in value is determined to be temporary and the securities value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Converium considers “Other than temporary declines” as declines in value of the security that (i) exceed 20% over a period of six months, that (ii) exceed 50% regardless of the period of decline or (iii) any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.
(j) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.
Derivative instruments are recognized on the balance sheet at fair value with fair values based on quoted market prices or pricing models using current market rates. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized through earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.
Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”.
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2005, 2004 and 2003.
(k) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.
(l) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.
(m) Fixed assets
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
(n) Goodwill and other intangible assets
Goodwill and other intangible assets with an indefinite life are no longer amortized with effect from January 1, 2002, in accordance with SFAS 142. The Company continues to review the carrying value of goodwill related to all of its investments for any impairment at least annually. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in the period in which it is determined.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight-line basis over the newly determined expected useful life of the asset. See Note 9 for further information on goodwill and other intangible assets.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
(o) Recognition and measurement of long-lived assets
Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.
(p) Income taxes
Taxes on income are accrued in the same period as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences that are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities, tax effected using the enacted local income tax rates. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards.
As required under SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”) Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. A valuation allowance is recorded to reduce net deferred tax assets to the amount that is expected to be realized. Historical losses are considered among other factors in making this assessment. As a result of significant historical losses, a full valuation allowance was established against Converium AG’s and CRNA’s net deferred tax assets to reflect the continued net loss position of the companies. Converium AG may offset future taxable income against the existing net operating losses carried forward, resulting in no tax expense on such income until such time as the net operating losses are utilized or expire or the valuation allowance is released.
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No.23 (APB23), Accounting for Income Taxes–Special Areas and therefore is required under SFAS No.109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors including, no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No.5, “Accounting for Contingencies” (“SFAS No.5”).
(q) Employee benefits
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
(r) Restructuring costs
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
(s) Contingencies
Management follows the requirements of SFAS No.5. This Statement requires management to evaluate each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its “best estimate”, or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
(t) New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:
SFAS 123 (revised 2004), “Share-Based Payment”
In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this Statement is not expected to have a material impact on the financial condition or results of operations.
FASB Interpretation No (“FIN”). 47, “Accounting for Conditional Asset Retirement Obligations”
In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”) which clarifies the term conditional asset retirement obligation as used in FASB Statement No.143, Accounting for Asset Retirement Obligations. FIN 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 is effective for the fiscal years ending after December 15, 2005 but is not expected to have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No. 46(R)”
In March 2005, the FASB issued FSP FIN 46(R)-5, “Implicit Variable Interests Under FASB Interpretation No.46(R)”, which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. This statement was adopted for the first quarterly reporting period beginning after March 3, 2005 and did not have a material impact on the Company’s financial condition or results of operations.
SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No.20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles and changes the requirements for accounting for, and reporting of, a change in accounting principle. This Statement will be effective for fiscal years beginning after December 15, 2005.
EITF Issue No.04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”
In June 2005, the FASB reached final consensus on EITF Issue No.04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. The EITF reached a consensus that a sole general partner is presumed to control a limited partnership (or similar entity) and should consolidate the limited partnership unless (1) the limited partners possess substantive kick-out rights or (2) the limited partners possess substantive participating rights similar to the rights described in EITF Issue No.96-16, “Investor’s Accounting for an Investee When the Investor has a majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. This issue was effective for all new and modified agreements, upon the FASB’s ratification in June 2005. For pre-existing agreements that are not modified, the consensus is effective as of the beginning of the first fiscal reporting period beginning after December 15, 2005. This issue is not expected to have a material impact on the Company’s financial condition or results of operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
FASB Staff Position (“FSP”) APB 18-1,“Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method In Accordance With APB Opinion No.18 upon a Loss of Significant Influence”
In July 2005, the FASB issued FSP APB 18-1,“Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method In Accordance With APB Opinion No. 18 upon a Loss of Significant Influence”, to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (“OCI”) upon a loss of significant influence. The FASB believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investments at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. FSP APB 18-1 became effective during the fourth quarter of 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”
In August 2005, the FASB issued FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No.123(R)”, to defer the requirement of FAS 123(R) that a freestanding financial instrument originally subject to FAS 123(R) becomes subject to the recognition and measurement requirements of other applicable GAAP when the rights conveyed by the instrument are no longer dependent on the holder being an employee of the entity. This FSP notes that these instruments should continue to be subject to the recognition and measurement provisions of FAS 123(R) throughout the life of the instrument, unless their terms are modified when the holder is no longer an employee. Following modification, recognition and measurement should be determined through reference to other applicable GAAP. FSP FAS 123(R)-1 became effective during the fourth quarter of 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
In November 2005, the FASB issued FSP FAS 115-1,“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to finalize the guidance which was initially provided in EITF 03-1, on (1) when an investment is considered impaired, (2) whether that impairment is “other-than-temporary”, (3) how to measure the impairment loss, and (4) disclosures related to impaired securities. Because of concerns about the application of EITF 03-1’s guidance that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of EITF 03-1’s guidance. This FSP now officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP generally carries forward EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The guidance is applicable as of January 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations.
FASB Staff Position (“FSP”) FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”
In November 2005, the FASB issued FSP FAS 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, to provide a practical transition election related to accounting for the tax effects of share-based payment awards to employees. This FSP stated that either the method outlined previously in FAS 123(R) or the “Short-Cut Method” outlined in the FSP, should be followed to calculate the historical pool of windfall tax benefits upon adoption of FAS 123R. The Short-Cut Method could be used to calculate the beginning balance of the APIC pool related to employee stock options. This FSP is effective as of November 10, 2005 and the Company must decide on whether to make the one-time accounting policy election to calculate the historical pool of windfall tax benefits available using the “short-cut” method as discussed in the FSP or the “long-form” method as outlined in FAS 123R, prior to January 1, 2007. This guidance is not expected to have a material impact on the Company’s financial condition or results of operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
3. Restatement of previously issued financial statements
Background to the restatement: internal review
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
In view of the industry investigations and the events relating to MBIA Inc. (“MBIA”), Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, the effects of which are included in these financial statements for the years ended December 31, 2004 and 2003 and as of December 31, 2004. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Previously issued financial statements for any of the above periods should no longer be relied upon. The 2004 and 2003 amounts, including footnotes, have been adjusted to reflect the Restatement.
Restatement overview
As a result of the internal review, Converium concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.
The Restatement included a decrease to additional paid-in capital of US$ 70.1 million. This adjustment relates to the cumulative effect of all Restatement adjustments made to net income for the periods prior to December 31, 2001 as these adjustments reduced the net assets of the predecessor businesses of Converium as contributed in the Formation Transactions.
The effect of the Restatement on certain lines of the income statement and on shareholders’ equity for the years ended December 31, 2004 and 2003 is included in the table below.

Increase (decrease) for the years ended December 31
(US$ million)	2004	2003
Gross premiums written	137.8	76.5
Net premiums written	173.1	95.7
Net premiums earned	197.1	91.3
Income (loss) before taxes	41.4	-13.7
Income taxes	136.9	6.5

Net income (loss)	178.3	-7.2

Increase (decrease) as of December 31
(US$ million)

Shareholders’ equity	14.6	-155.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The table below shows the impact of the above adjustments on basic (loss) earnings per share for the years ended December 31, 2004 and 2003.

(US$)	2004	2003
Basic (loss) earnings per share as previously reported	-12.00	2.33
Adjustments to basic earnings (loss) per share	2.81	-0.09
Basic (loss) earnings per share as restated	-9.19	2.24
4. Run-off of North American operations
Converium has ceased the writing of substantially all business generated by CRNA in North America and has decided to take the following additional steps with respect to its North American business:
•	CRNA has been placed into run-off and will seek to commute its liabilities wherever appropriate. In addition, CRNA has hired an experienced run-off professional as its President and CEO and has restructured its senior level staffing to function as an entity in run-off;

•	Converium implemented a fronting arrangement to enable it to continue to participate in the Global Aerospace Underwriting Managers Ltd. (“GAUM”) pool; GAUM pool business is recognized in ongoing business operations in the specialty segment and does not form part of the run-off segment.

•	CINA is now a limited writer, offering continuing coverage for only two discrete primary programs, one of which is mandated by state law. The plan is for CINA to maintain this status until such time as it becomes a wider accepted carrier for its clients; and

•	Converium will offer reinsurance for US originated business to select US based clients. This business will be underwritten and managed through Converium AG, Zurich.
The 2004 ratings downgrades, as well as Converium’s decision to place CRNA into run-off, triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states (see Note 23).
5. Restructuring costs
The reduction in overall business volume required organizational changes and an adjustment to Converium’s global cost base. Consequently, it notified certain of its employees that their employment would be terminated. In addition, as a result of the global restructuring, during 2005 Converium’s primary office space in New York, New York was vacated and consolidated in its Stamford, Connecticut office space. With regard to these cost-savings measures, Converium recorded restructuring costs of US$ 20.5 million for the year ended December 31, 2005. The remaining accrual reported for restructuring costs as of December 31, 2005 is US$ 1.7 million and relates to future payment on prior lease obligations.
6. Foreign currency translation and transactions
Table 6.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions, which are included in the “other (loss) income” line of the consolidated statements of income (loss), were US$ 0.4 million, US$ (5.8) million and US$ (1.8) million for the years ended December 31, 2005, 2004 and 2003, respectively.
Table 6.1

			Statements of income (loss)
	Balance sheets		and cash flows
Exchange rates against US$	2005	2004	2005	2004	2003
UK pound	1.7167	1.9199	1.8195	1.8324	1.6349
Euro	1.1795	1.3593	1.2446	1.2439	1.1317
100 Japanese yen	0.8472	0.9759	0.9099	0.9254	0.8637
Swiss franc	0.7587	0.8794	0.8038	0.8059	0.7441

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
7. Segment information
The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment income (loss), defined as income (loss) before other (loss) income, interest expense, impairment of goodwill, amortization of other intangible assets, restructuring costs and income taxes.
Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business, both non-life and life, originating from CRNA and CINA excluding the US originated aviation business. The lines of business by ongoing operating segment are as follows:
Standard Property & Casualty Reinsurance: General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers) and Property.
Specialty Lines: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation.
Life & Health Reinsurance: Life & Disability and Accident & Health.
In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments.
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
Table 7.1
Net premiums written by line of business

(US$million)
Year ended December 31	2005	2004	2003
Standard Property & Casualty Reinsurance:
General Third Party Liability	146.7	379.2	323.4
Motor	188.4	437.4	356.1
Personal Accident (assumed from non-life insurers)	13.3	34.5	35.3
Property	390.6	526.4	585.1
Total Standard Property & Casualty Reinsurance	739.0	1,377.5	1,299.9
Specialty Lines:
Agribusiness	36.7	11.4	7.8
Aviation & Space	241.8	404.5	354.7
Credit & Surety	58.4	204.3	195.6
Engineering	65.5	112.2	139.9
Marine & Energy	64.0	82.5	83.2
Professional Liability and other Special Liability	282.8	436.5	301.9
Workers’ Compensation	-11.5	313.9	35.9
Total Specialty Lines	737.7	1,565.3	1,119.0
Total non-life reinsurance	1,476.7	2,942.8	2,418.9
Life & Health Reinsurance:
Life & Disability	235.2	234.9	172.8
Accident & Health	71.2	78.3	81.7
Total Life & Health Reinsurance	306.4	313.2	254.5
Run-Off	32.6	470.1	1,249.3
Total	1,815.7	3,726.1	3,922.7
Table 7.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.
Table 7.2
Gross premiums written by geographic area of ceding company

(US$million)
Year ended December 31	2005	2004	2003
United Kingdom*	481.0	1,160.8	1,188.0
Germany	395.0	389.6	286.9
France	86.1	158.2	160.4
Italy	107.1	162.3	131.2
Rest of Europe	251.4	379.8	338.9
Far East	132.1	238.5	266.4
Near and Middle East	103.1	124.3	134.3
North America	346.0	1,235.2	1,642.6
Latin America	92.5	130.0	151.7
Total	1,994.3	3,978.7	4,300.4

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as Marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.
In 2005, two reinsurance intermediaries produced approximately 7.4% and 4.6% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 8.5% and 6.3% in 2004 and 11.0% and 7.4% in 2003, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2005.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
8. Invested assets and investment income
Table 8.1
Net investment income

(US$ million)
Year ended December 31	2005	2004	2003
Investment income:
Fixed maturities	221.3	198.3	120.4
Equity securities	5.9	14.8	12.1
Short-term investments and cash and cash equivalents	14.0	8.0	7.4
Real estate	8.4	9.4	11.5
Other	24.7	20.3	8.4
Funds Withheld Asset	62.6	75.1	85.6
Total investment income	336.9	325.9	245.4

Investment expenses	-9.8	-11.5	-8.0
Real estate expenses	-2.2	-1.7	-3.0
Net investment income	324.9	312.7	234.4

The Funds Withheld Asset (see Note 18) was US$ 1,020.1 million and US$ 1,305.1 million as of December 31, 2005 and 2004, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.
Table 8.2
Net realized capital gains (losses)

(US$ million)
Year ended December 31	2005	2004	2003
Fixed maturities:
Realized capital gains	18.9	23.9	46.1
Realized capital losses	-29.5	-18.2	-11.3
Equity securities:
Realized capital gains	45.3	61.2	9.1
Realized capital losses	-2.0	-10.0	-1.7
Write-down of impaired investments	-9.2	-6.2	-27.4
Other	2.0	-4.2	3.6
Net realized capital gains (losses)	25.5	46.5	18.4

In 2005, Converium’s net realized capital gains decreased by US$ 21.0 million to US$ 25.5 million, primarily resulting from lower realized capital gains on the sale of equity securities as well as realized losses in connection with the restructuring of the invested asset portfolio for Converium’s North American operations.
In 2004, Converium’s net realized capital gains increased by US$ 28.1 million to US$ 46.5 million, primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risk.
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Table 8.3
Unrealized investment gains (losses)
(included in other comprehensive income)

	Net change for the			Total as
(US$ million)	year ended December 31			of December 31
	2005	2004	2003	2005	2004
Fixed maturities held-to-maturity	-3.0	-4.3	14.1	6.8	9.8
Fixed maturities available-for-sale	-46.5	0.9	-8.0	-19.8	26.7
Equity securities available-for-sale	4.6	-24.2	148.1	74.9	70.3
Hedge funds and others	6.5	2.5	—	9.0	2.5
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	-24.1	-15.3	-5.6	-28.2	-4.1
Foreign currency effect	—	—	50.3	—	—
Total	-62.5	-40.4	198.9	42.7	105.2
Table 8.4
Investments in fixed maturities
and equity securities

(US$ million)	Cost or		Gross		Gross		Estimated
As of December 31	amortized cost		unrealized gains		unrealized losses		fair value
	2005	2004	2005	2004	2005	2004	2005	2004
Held-to-maturity
Fixed maturities:
Transferred in:
US government	389.1	414.2	—	—	-16.7	-11.3	372.4	402.9
Other governments	13.1	15.3	0.7	0.5	—	—	13.8	15.8
Newly invested:
US government	169.1	170.1	—	0.9	-3.1	-0.2	166.0	170.8
Other governments	222.3	250.8	4.3	3.7	—	—	226.6	254.5
Total held-to-maturity	793.6	850.4	5.0	5.1	-19.8	-11.5	778.8	844.0
Available-for-sale
Fixed maturities:
US government	1,166.3	1,765.6	2.9	9.1	-21.5	-11.6	1,147.7	1,763.1
Other governments	1,566.6	1,769.3	14.6	15.7	-6.0	-2.0	1,575.2	1,783.0
Corporate and other debt securities	888.6	661.1	6.4	13.4	-9.5	-2.4	885.5	672.1
Mortgage and asset-backed securities	568.1	612.2	0.3	5.7	-7.0	-1.3	561.4	616.6
Total	4,189.6	4,808.2	24.2	43.9	-44.0	-17.3	4,169.8	4,834.8

Equity securities	287.7	328.9	76.0	73.0	-1.1	-2.5	362.6	399.4
Total available-for-sale	4,477.3	5,137.1	100.2	116.9	-45.1	-19.8	4,532.4	5,234.2

The following table presents the continuous periods during which investment positions were carried at an unrealized loss as of December 31, 2005:
Table 8.5
Maturities of unrealized investment losses on
fixed maturities and equity securities

(US$ million)		Gross unrealized losses
As of December 31, 2005				Total gross
	Estimated fair	Less than	Greater	unrealized
	value	one year	than one year	losses
Held-to-maturity
Fixed maturities	522.1	-19.5	-0.3	-19.8
Available-for-sale:
Fixed maturities	2,402.0	-27.7	-16.3	-44.0
Equity securities	15.2	-1.1	—	-1.1
Total available-for-sale	2,417.2	-28.8	-16.3	-45.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Table 8.6
Fixed maturity schedule by maturity

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	336.5	8.1	39.7	5.0
One year through five years	2,216.2	53.1	513.9	64.8
Five years through ten years	776.3	18.6	219.2	27.6
Over ten years	110.9	2.7	20.8	2.6
Subtotal	3,439.9	82.5	793.6	100.0
Mortgage and asset-backed securities	561.4	13.5	—	—
Unit trust bonds	168.5	4.0	—	—
Total	4,169.8	100.0	793.6	100.0

At December 31, 2005 and 2004, real estate held for investment of US$ 144.6 million and US$ 138.8 million, respectively, net of accumulated depreciation of US$ 9.7 million and US$ 9.5 million, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of ZFS. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 184.2 million and US$ 237.5 million at December 31, 2005 and 2004, respectively.
There are no investments in any entity in excess of 10% of equity at December 31, 2005 and 2004, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 255.2 million and US$ 282.1 million were deposited in trust or with regulatory authorities as of December 31, 2005 and 2004, respectively.
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2005 or 2004.
9. Goodwill and other intangible assets
Goodwill was US$ 49.5 million and US$ 49.2 million at December 31, 2005 and 2004, respectively.
At December 31, 2005 and 2004, the carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.2 million (US$ 23.6 million) and GBP 13.1 million (US$ 25.2 million), respectively. Of the remaining balance of goodwill as of December 31, 2005 and December 31, 2004, US$ 20.0 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”) executed during 2000.
SFAS 142, “Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for other intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.
In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million).
In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
At December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in GAUM is GBP 13.2 million (US$ 23.6 million). At December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (US$ 25.2 million). An annual goodwill impairment test was carried out at December 31, 2005 and at December 31, 2004, respectively in respect of the 30.1% investment in GAUM and no impairment was required in either year. Converium will reassess whether any impairment is warranted as and when there is a change in current business circumstances including whether the fronting arrangements with Munich Re and National Indemnity will be extended beyond the current ending date of September 30, 2006.
At December 31, 2005, the value of the amortizable other intangible asset was nil as compared to GBP 11.2 million (US$ 20.6 million) as of December 31, 2004. The intangible asset related to established customer relationships of GAUM and was initially intended to be amortized over a useful life of ten years.
In the light of the changing business circumstances in 2004 following an S&P ratings downgrade and subsequent fronting agreements with Munich Re and National Indemnity in order to sustain the aviation business from GAUM, Converium’s Management reassessed the remaining useful life of the intangible asset. In the fourth quarter of 2004 the remaining useful life was assessed to be less than one year, so that the intangible asset would be amortized through September 30, 2005, the date of cessation of the original fronting agreements. As a direct result of the change in the useful life of the intangible asset, the amortization charge of US$ 21.5 million for the year ended December 31, 2005 increased significantly as compared to the charge of US$ 9.9 million recognized for the same period of 2004.
During August 1997, ZFS acquired all the remaining equity interests in CRNA then not owned by ZFS. The acquisition of the minority interest in CRNA was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest of US$ 94.0 million was recorded as goodwill.
Due to the reserving actions in 2004 in respect of prior year adverse development in the Specialty Lines segment’s business written in North America and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting unit. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded as at June 30, 2004, representing all goodwill relating to CRNA. There were no other intangible assets recorded on the CRNA balance sheet; therefore there was no requirement to perform impairment testing on other intangible assets at CRNA as of June 30, 2004.
Upon application of SFAS No.142, Converium ceased amortizing goodwill in respect of MDUSL effective January 1, 2002. Converium has conducted its normal impairment test in respect of MDUSL in the fourth quarter of 2005. This business continues to perform in line with management’s expectations and accordingly no impairment was recognized for the year ended December 31, 2005 as a result of the MDUSL goodwill impairment test conducted as of December 31, 2005. No impairment charge was recognized for the 2004 year as a result of the MDUSL goodwill impairment review conducted at December 31, 2004.
See Notes 4 and 19 for additional information on GAUM and the Medical Defence Union (the “MDU”).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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

Reserves for losses and loss expense
(US$ million)	2005	2004	2003
As of January 1
Gross reserves for losses and loss expenses	8,908.3	7,879.7	6,876.9
Less reinsurance recoverable	-914.5	-1,041.3	-1,085.7
Net reserves for losses and loss expenses	7,993.8	6,838.4	5,791.2

Loss and loss expenses incurred[1]
Current year	1,922.3	2,881.9	2,736.1
Prior years	-186.1	350.2	-63.5
Total	1,736.2	3,232.1	2,672.6

Losses and loss expenses paid
Current year	451.0	541.4	437.1
Prior years	1,995.3	1,938.9	1,504.4
Total	2,446.3	2,480.3	1,941.5

Foreign currency translation effects	-475.8	403.6	316.1

As of December 31
Net reserves for losses and loss expenses	6,807.9	7,993.8	6,838.4
Reinsurance recoverable	761.0	914.5	1,041.3
Gross reserves for losses and loss expenses	7,568.9	8,908.3	7,879.7

[1]	The totals above include non-life accident and health reserves for losses and loss expenses that are reflected in the Life & Health Reinsurance segment. The loss and loss expenses incurred includes US$ 178.3 million, US$ 128.0 million and US$ 192.7 million of loss and loss expenses included in the Life & Health Reinsurance segment for the years ended December 31, 2005, 2004 and 2003, respectively.
Prior years’ favorable net loss and loss expenses incurred in 2005 in the amount of US$ 186.1 million were primarily driven by net favorable development of prior years’ loss reserves of US$ 75.5 million, the net commutation gains on the segment’s technical result in 2005 amounting to US$ 93.7 million and the reversal of reserves relating to adjustments of prior years’ premium accruals.
For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves in the amount of US$ 75.5 million. The development of prior years’ loss reserves for 2005 consisted of net favorable development of prior years’ loss reserves in the amount of US$ 30.7 million in the Standard Property & Casualty Reinsurance segment, comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business in the amount of US$ 25.0 million and US$ 23.4 million, respectively. The net favorable development of prior years’ loss reserves of US$ 55.3 million in the Specialty Lines segment primarily consisted of US$ 57.5 million of net favorable development of prior years’ loss reserves in the Aviation & Space line of business. The Run-Off segment experienced net adverse development of prior years’ loss reserves in the amount of US$ 10.5 million primarily within the Workers’ Compensation and Professional Liability and other Special Liability lines of business in the amounts of US$ 15.9 million and US$ 10.2 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves of US$ 20.8 million and US$ 11.6 million in the Property and Motor lines of business, respectively.
Prior years’ adverse net loss expenses incurred in 2004 in the amount of US$ 350.2 million were primarily driven by net adverse development of prior years’ loss reserves of US$ 579.2 million, the net commutation gains on the segment’s technical result in 2004 amounting to US$ 54.6 million, the reduction of reinsurance recoverables of US$ 12.0 million, which was partially offset by reversal of reserves relating to prior years premium accruals in the amount of US$ 186.4 million.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
In the Standard Property & Casualty Reinsurance segment, the net adverse development of prior years’ loss reserves of US$ 11.3 million primarily related to adverse development within the Motor line of business in the amount of US$ 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business in the amount of US$ 77.8 million. In the Specialty Lines segment, the net adverse development of prior years’ loss reserves of US$ 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business in the amounts of US$ 116.1 million and US$ 13.7 million, respectively. These adverse developments in the Specialty lines were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts US$ 30.2 million, US$ 24.6 million and US$ 16.4 million, respectively. In the Run-Off segment, the net adverse development of prior years’ loss reserves of US$ 506.4 million primarily related to adverse developments of the Professional Liability and other Special Liability, General Third Party Liability, Workers’ Compensation, Credit & Surety and Motor lines of business in the amounts of US$ 314.6 million, US$ 74.7 million, US$ 71.8 million, US$ 26.5 million and US$ 13.0 million, respectively.
During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of its overall reserve position, Converium commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of its non-life loss and allocated loss expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in a net adverse development of prior years’ loss reserves by US$ 579.2 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. The increased claims reporting was attributable to both frequency and severity.
For the year ended December 31, 2003, Converium recorded net favorable development of prior years’ loss reserves of US$ 63.5 million. The development of prior years’ loss reserves for 2003 consisted of net favorable development of prior years’ loss reserves of US$ 94.7 million in the Standard Property & Casualty Reinsurance segment, primarily comprised of net favorable development of prior years’ loss reserves in the Property line of business in the amount of US$ 100.3 million, offset by adverse development in the Motor line of business in the amount of US$ 16.6 million. Net favorable development of prior years’ loss reserves of US$ 101.0 million in the Specialty Lines segment primarily related to net favorable development of prior years’ loss reserves within the Aviation & Space, Credit & Surety and Professional Liability and other Special Liability lines of business in the amounts of US$ 105.9 million, US$ 28.3 million and US$ 17.7 million, respectively and was partially offset by adverse development in the Workers’ Compensation line of business in the amount of US$ 49.3 million. In the Run-Off segment, Converium recorded net adverse development of prior years’ loss reserves of US$ 132.2 million. The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.
The reserves for certain losses and loss expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 436.8 million and US$ 618.6 million have been discounted using an average interest rates of 3.5% in 2005 and 2004, respectively. This has reduced reserves by US$ 62.5 million and US$ 69.6 million as of December 31, 2005 and 2004, respectively. In addition, deferred charges relating to retrospective reinsurance and structured settlements totaling US$ 31.2 million and US$ 38.0 million as of December 31, 2005 and 2004, respectively, are included in other assets.
Impact of property catastrophe losses
For the year ended December 31, 2005, Converium’s large natural catastrophe losses (defined as those in excess of US$ 10 million) included: Winter Storm Erwin (US$ 32.5 million net), the Continental European Floods (US$ 24.8 million net) and Hurricane Rita (US$ 16.4 million net), Hurricane Katrina (US$ 44.6 million net) and Hurricane Wilma (US$ 46.5 million net). In 2004, Converium recorded large natural catastrophe losses for hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of US$ 154.5 million and in 2003, for Typhoon Maemi (US$ 15.4 million) and the Algerian earthquake (US$ 10.6 million).
Commutations
In conjunction with the placement of CRNA into orderly run-off and the execution of its related commutation strategy, we commuted gross (net) loss reserves, primarily with North American cedents, in the amount of US$ 651.1 million (US$ 521.6 million) for the year ended December 31, 2005, resulting in a net commutation gain on the segment’s technical result of US$ 93.7 million. The total reduction of gross (net) loss reserves in the Run-off segment, after commutations and loss and loss expenses paid, was US$ 1,096.7 million (US$ 854.9 million) from US$ 2,560.8 million (US$ 2,176.1 million) in 2004 to US$ 1,464.1 million (US$ 1,321.2 million) in 2005.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
September 11th, 2001 terrorist attacks
The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, Converium recorded gross losses and loss expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from ZFS, through its subsidiaries, its recorded losses and loss expenses were US$ 289.2 million. While the cap does not cover non-payment by the retrocessionaires of CRNA, its only retrocessionaire for this business is a unit of ZFS. This business is fully collateralized in the form of letters of credit. Therefore, Converium is not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although Converium will be exposed to the risk of non-payment of ZFS’ units and Converium is exposed to credit risk from these subsidiaries of ZFS. In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased its gross losses and loss expenses by US$ 8.7 million, but as its losses are capped at US$ 289.2 million by ZFS, as described above, this ruling did not have an effect on its net loss position. In 2005, 2004 and 2003, there was no additional development in net reserves for the September 11th terrorist attacks.
As of December 31, 2005, Converium recorded gross and net incurred losses and loss expenses related to the September 11th terrorist attacks as follows:
Segment

		Retrocessional
		reinsurance
(US$ million)	Gross losses	recoveries	Net losses
Standard Property & Casualty Reinsurance	160.1	111.3	48.8
Specialty Lines	297.8	127.6	170.2
Life & Health Reinsurance	25.5	13.5	12.0
Run-Off	76.5	18.3	58.2
Total	559.9	270.7	289.2
Included in the reinsurance recoveries above are US$ 39.4 million due from ZFS and subsidiaries.
Certain arrangements with ZFS, as described herein, provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and CRNA above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries.
Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 18) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of ZFS, retain losses in excess of the limit, ZFS will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.
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
Asbestos and environmental exposures
As of December 31, 2005 and 2004, Converium had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million, respectively, for each year. Converium’s survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 14.1 years at December 31, 2005 and 13.6 years at December 31, 2004.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
11. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.3 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
The following types of Guaranteed Minimum Death Benefits are covered:
•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.
•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a
1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.
•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policy-holder premium adjusted for later deposits and partial withdrawals).
•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).
•	Combinations of the above.
Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.
Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.
The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.
For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.
As of December 31, 2005, the following values were estimated as described above:
Table 11.1

(US$ million)					Gross
	Average		Account		SOP 03-1
Guarantee type	age	GMDB	value	NAR	reserve
Ratchet	66.3	1,813.5	1,581.9	285.4	23.3
Rollup	71.2	546.8	385.5	166.9	24.0
Rollup & ratchet	67.0	21.8	17.7	5.8	0.4
Return of premium	64.0	18.8	19.8	1.8	0.1
Reset	59.7	256.8	283.1	14.2	1.1
Reset & return of premium	61.4	114.6	122.7	4.1	0.3
Total	67.8	2,772.3	2,410.7	478.2	49.2

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The table below shows the cash flow and claim reserves balances for the periods shown:
Table 11.2

(US$ million)
Year ended December 31	2005	2004	2003

Received reinsurance premium, net of commission and brokerage	3.3	5.1	4.5
Paid losses	12.1	13.3	20.4

As of December 31	2005	2004

Claim reserves (including case reserves and IBNR)	5.4	4.9
For the year ended December 31, 2005 and 2004 there were no additional reserving actions required for the GMDB book of business, while in 2003 Converium strengthened net reserves for this closed block of variable annuity business by US$ 55.5 million. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 478.2 million at December 31, 2005 from US$ 635.5 million at December 31, 2004.
Although Converium feels that its current carried reserves for its GMDB exposure are adequate, the Company will continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.
12. Retrocessional reinsurance and catastrophe protection
Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2005 and 2004, Converium held US$ 470.6 million and US$ 300.9 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2005 recoverables, including insurance and reinsurance balances receivable, from subsidiaries of ZFS totaled US$ 85.7 million, or 5.2% of shareholders’ equity. There were no recoverables from any retrocessionaire that exceeded 10% of shareholders’ equity as at December 31, 2005 or 2004. Bad debt provisions of US$ 28.1 million have been recorded for estimated uncollectible premiums receivables and reinsurance recoverables at December 31, 2005, compared to US$ 30.6 million at December 31, 2004.
National Indemnity Cover
In order to provide additional comfort as regards to Converium’s reserve position, Converium acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional US$ 150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of US$ 150.0 million attaches at US$ 100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss expense reserves as of June 30, 2004 plus the expected losses and allocated loss expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is US$ 20.0 million and has been recorded in the income statement under the caption “Other (loss) income” in 2004. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to US$ 60.0 million being paid in the event that the cover is fully utilized. No losses have been recorded as ceded to this layer of coverage as of December 31, 2005.
In addition, this contract has another layer of coverage of US$ 235.0 million for which a consideration of US$ 135.0 million has been paid. This layer attaches at US$ 235.0 million below the ultimate third-party net non-life reserves on the same underwriting years. The economics of this layer of coverage are such that the reinsurance risk transfer requirements of US GAAP are not met. Accordingly, this protection is accounted for under deposit accounting rules. Deposit asset accretion on this contract was US$ 4.1 million and US$ 2.0 million for the years ended December 31, 2005 and 2004, respectively.
The contract will commute automatically on July 1, 2009, provided there are no losses ceded to the second layer at that date. Converium is evaluating the impact on the attachment point of the Restatement of this contract.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Master Retrocession Agreement
The Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts was terminated, resulting in a repayment of the non-amortized financing of US$ 36.9 million. The provisions for this termination led to a realization of a profit of US$ 3.4 million in 2004.
Table 12.1
Loss reserves and unearned premium

(US$ million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2005	2004	2005	2004	2005	2004
Non-life loss reserves	7,568.9	8,908.3	761.0	914.5	6,807.9	7,993.8
Future life benefits	405.6	407.1	44.1	23.4	361.5	383.7
Total loss reserves	7,974.5	9,315.4	805.1	937.9	7,169.4	8,377.5
Unearned premiums	610.8	1,247.7	37.8	55.2	573.0	1,192.5
Gross and net premiums written decreased for the year ended December 31, 2005 over the same period in 2004 and 2003, primarily due to the reduction in overall business volume caused by the placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004. In 2004, the reduction in gross and net premiums written was largely due to clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates.
For the year ended December 31, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by US$ 638.5 million, or 46.4%, Specialty Lines decreased by US$ 827.6 million, or 52.9% and net premiums written in the Life & Health Reinsurance segment decreased by US$ 6.8 million, or 2.2%. On a consolidated basis we ceded 9.0% and 6.4% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively.
Net premiums earned for the year ended December 31, 2005 decreased at a slower rate than the corresponding net premiums written as premiums are still being earned from business written in prior underwriting years.
Table 12.2
Net premiums written and earned

(US$ million)	Net premiums written			Net premiums earned
For the years ended December 31	2005	2004	2003	2005	2004	2003
Direct premiums	529.1	490.9	561.4	561.6	574.1	325.9
Assumed premiums	1,465.2	3,487.8	3,739.0	2,013.5	3,617.1	3,737.6
Ceded premiums	-178.6	-252.6	-377.7	-191.9	-309.0	-295.7
Total	1,815.7	3,726.1	3,922.7	2,383.2	3,882.2	3,767.8
Table 12.3
Benefits, losses and expenses

(US$ million)
For the years ended December 31	2005	2004	2003
Losses, loss expenses and life benefits
Direct	-4.7	-205.6	-13.3
Assumed	1,885.8	3,695.9	2,905.4
Ceded	-105.2	-147.8	-132.0
Total	1,775.9	3,342.5	2,760.1

Acquisition costs
Direct	49.1	-12.7	7.0
Assumed	538.1	967.7	852.9
Ceded	-11.6	-42.6	-27.9
Total	575.6	912.4	832.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
Converium estimates its gross loss for each of the recent hurricanes to be less than the Helix 04 activation threshold of US$ 150.0 million for each such event and therefore Converium will not file a trigger event request in respect of these losses.
The annual cost of Helix 04 to Converium was US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is a risk mitigation non-exchange traded derivative which is not treated as reinsurance. The annual charge for Helix is reflected through other (loss) income. The cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.
It should be noted that Converium has the right to reset the notional portfolio by notice on April 24, 2006. The reset effective date is June 30, 2006. The activation of the reset option and the selection of the revised notional portfolio within the expected loss limitation parameters may change the current accounting of the counterparty contract depending on the correlation of Converium’s actual portfolio compared to the selected notional portfolio under the reset option.
13. Debt
Converium Holdings (North America) Inc. (“CHNA”) assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. In 2005, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated senior notes of CHNA were funded by Converium AG with regards to the coupon payments of April 15 and October 15, 2005, due to the dividend restrictions of CRNA.
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
Debt issuance costs and discounts were US$ 8.8 million and US$ 9.1 million at December 31, 2005 and 2004, respectively. Such costs are being amortized over the term of the related debt.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
14. Income taxes
Table 14.1 below illustrates the current and deferred income tax expense (benefit) for Converium.
Table 14.1
Income tax expense (benefit)

(US$ million)
For the years ended December 31	2005	2004	2003
Current
Switzerland	-1.1	-1.8	5.4
Non-Switzerland	12.3	14.1	-46.1
Total current	11.2	12.3	-40.7
Deferred
Switzerland	0.1	-17.5	33.3
Non-Switzerland	4.3	206.5	40.2
Total deferred	4.4	189.0	73.5
Total income tax expense (benefit)	15.6	201.3	32.8
Table 14.2 below provides a summary of items accounting for the difference between the Swiss federal income tax expense (benefit) computed at the statutory rate and the provision for income taxes reported in the consolidated financial statements. The statutory tax rate reflects the Swiss income tax rate for Converium AG before any income allocation to its branches.
Table 14.2
Expected and actual income tax expense (benefit)

(US$ million)
Year ended December 31	2005	2004	2003
Income (loss) before tax	84.3	-381.2	210.7
Statutory average tax rate	21.4%	21.4%	21.4%
Expected income tax expense (benefit)	18.0	-81.5	45.1
Increase (reduction) in taxes resulting from:
Change in valuation allowance	-17.1	473.7	—
Foreign tax-rate differential	19.7	-216.7	-27.3
Accrued income taxes	—	—	38.0
Tax exempt realized gains (losses) from equity securities	-6.1	-3.3	1.8
Changes in applicable tax rate	—	1.2	3.9
Prior year adjustments	-4.2	-3.7	-0.8
Change in net operating loss	—	-6.0	-29.8
Impairment of goodwill	—	32.9	—
Hedge agreement	-6.1	-2.3	—
Reinsurance transactions	12.7	—	—
Other reconciling items	-1.3	7.0	1.9
Actual income tax expense	15.6	201.3	32.8
Effective tax rate	18.5%	-52.8%	15.6%
For the year ended December 31, 2005, Converium’s consolidated income tax expense of US$ 15.6 million is comprised of US$ 11.2 million of current income tax expense and US$ 4.4 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliates, no deferred income tax expense has been reported for these entities.
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an expense of US$ 473.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at CRNA and Converium AG.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
As of December 31, 2005, Converium had total net operating losses carried forward of US$ 1,825.4 million available to offset future taxable income of certain branches and subsidiaries. Substantially all of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2025 and 2008 through 2011, respectively. The benefits of these carryforwards are dependent on the generation of taxable income in those jurisdictions in which they arose and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.
For CRNA, the realization of the NOL carryforwards may be limited due to IRC Sec. 382. Under U.S. tax law, the utilization of the deferred tax asset related to the net operating loss carryforwards generated by CRNA, of approximately US$ 840.0 million, is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. As a result of Converium’s rights offering in 2004 and in combination with prior changes in ownership, the Company may have potentially triggered this limitation at the time of the rights offering. If the limitation was triggered at this time, the Company’s net operating loss carryforward generated by CRNA up to that point in time could potentially be subject to the limitation. The Company would have, however, additional net operating losses generated by CRNA after the rights offering that would not be subject to this limitation if there was no subsequent greater than 50 percentage point change in shareholder ownership. Management is currently reviewing the impact of the shares offering during 2004 along with the other changes in ownership to determine whether a limitation has been triggered. The finalization of this assessment could result in adjustments to current and deferred tax assets and liabilities; however, there will be no income statement impact as the Company has established a full valuation allowance against the net deferred tax balances previously recorded at CRNA.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets at each reporting period. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.
Converium’s deferred income tax assets and liabilities are reflected in table 14.3 below.
Table 14.3
Deferred income taxes

(US$ million)	2005	2004
Deferred income tax assets
Loss reserve discount	69.0	106.9
Other technical adjustments	25.2	32.9
Accruals not currently deductible	30.8	20.5
Partnership loss	2.5	2.6
Net operating loss carryforwards	513.7	490.0
Goodwill	4.9	8.1
Unrealized currency losses	33.1	21.4
Other	14.3	14.2
Total deferred income tax assets	693.5	696.6
Valuation allowance	-549.1	-534.1
Net deferred income tax assets	144.4	162.5
Deferred income tax liabilities
Loss and benefit reserves	36.2	25.5
Deferred policy acquisition costs	40.2	74.3
Unrealized appreciation of investments	35.1	21.9
Unrealized currency gains	10.7	—
Investments	8.8	10.2
Other technical adjustments	10.5	27.4
Other	10.0	5.2
Total deferred income tax liabilities	151.5	164.5
Net deferred income taxes as of December 31	-7.1	-2.0
Included in the change in valuation allowance as of December 31, 2005 is a decrease of US$ 18.9 million as a result of the fluctuation in foreign currency rates.
The current net income tax payable as of December 31, 2005 was US$ 18.2 million. The current net income tax payable as of December 31, 2004 was US$ 16.4 million as compared to a current net income tax receivable of US$ 44.1 million at December 31, 2003. In 2003, Converium filed a refund request for special estimated tax payments, covered under U.S. Internal Revenue Code Section 847, made for prior years. As a result of the claim, Converium reclassified approximately US$ 58.2 million from deferred tax assets into other assets.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
15. Employee benefits
Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.
Personnel costs incurred for 2005, 2004 and 2003 were US$ 120.5 million, US$ 131.1 million and US$ 123.9 million, respectively. The 2005 and 2004 amount includes costs related to the retention plans rolled out in September 2004 (see Note 16).
Defined benefit pension plans
Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) was fully amortized at the end of 2003.
The Pension Fund of Converium AG (the “Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No.87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.
The overall goal of the plan is to maximize total investment returns to provide sufficient funding for present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains primarily a diversified blend of equity and fixed income investments together with other asset classes including real estate which are used to enhance long term returns while improving portfolio diversification. Investment risk is measured and monitored on a regular basis.
The assumptions about long term rates of return on plan assets are based on the historical difference in performance between equities and government bonds. Historical markets are studied and long term historical relationships between equities and fixed income securities are observed, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long term capital market assumptions are determined. The long term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Historical performance reviews are conducted as part of this process. See Table 15.6 for more information regarding the asset allocation mix in respect of the years ended December 31, 2005 and 2004.
The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 6.3 million (US$ 5.1 million) in 2005 and CHF 8.1 million (US$ 6.5 million) in 2004.
Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or pre-finance their pension benefits reductions in case of early retirement.
Converium uses a December 31 measurement date for all of its defined benefit plans.
The principal actuarial weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2005, 2004 and 2003 are as follows:
Table 15.1
Weighted average

	2005	2004	2003
Discount rate	3.02%	3.46%	3.99%
Expected long-term rate of return on assets	5.50%	5.50%	6.00%
Future salary increases	2.00%	2.00%	2.00%
Future pension increases	0.65%	0.89%	0.90%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The amounts recognized in the balance sheet were as follows:
Table 15.2

(US$ million)	2005	2004	2003
Change in projected benefit obligation
Projected benefit obligation as of January 1	109.4	80.3	64.9
Service cost	7.3	7.4	7.6
Interest cost	3.1	3.2	2.6
Settlements/curtailments	-19.7	—	—
Actuarial losses (gains)	5.2	10.1	-3.8
Foreign currency translation effects	-14.0	9.3	8.8
Benefits paid	-2.3	-0.9	0.2
Projected benefit obligation as of December 31	89.0	109.4	80.3
Change in fair value of plan assets
Fair value of plan assets as of January 1	68.2	50.6	35.6
Actual return on plan assets	4.4	2.5	2.9
Employee contributions	2.6	3.1	2.6
Employer contributions	5.6	7.1	4.4
Settlements/curtailments	-13.8	—	—
Foreign currency translation effects	-9.2	5.8	4.9
Benefits paid	-2.3	-0.9	0.2
Fair value of plan assets as of December 31	55.5	68.2	50.6
Reconciliation of funded status
Funded status	-33.5	-41.2	-29.7
Unrecognized net actuarial losses (gains)	11.9	18.9	6.6
Unrecognized prior service cost	-0.9	-1.7	-1.7
Net amount recognized	-22.5	-24.0	-24.8
Amounts recognized in the consolidated balance sheets
Accrued benefit liability	-26.3	-31.7	-26.0
Accumulated other comprehensive income	3.8	7.7	1.2
Net amount recognized	-22.5	-24.0	-24.8
At December 31, 2005, 2004 and 2003 the accumulated benefit obligation with respect to all of the company’s defined benefit plans is US$ 82.4 million, US$ 100.7 million and US$ 75.1 million, respectively.
Service costs include participant contributions in the amounts of US$ 2.6 million US$ 3.1 million and US$ 2.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Settlements/curtailments relate to the corporate reorganization.
The net periodic benefit expense in the income statement consists of the following components:
Table 15.3
Net periodic benefit expense

(US$ million)
For the years ended December 31	2005	2004	2003
Service cost	7.3	7.4	7.6
Interest cost	3.1	3.2	2.6
Expected return on plan assets	-3.6	-3.1	-2.4
Employee contributions	-2.6	-3.1	-2.6
Amortization of transition obligation	—	—	0.6
Amortization of actuarial (gains) losses	0.7	—	0.4
Amortization of past service cost	-0.2	-0.2	-0.2
Loss on settlements/curtailments	2.2	—	—
Net periodic benefit expense	6.9	4.2	6.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The movement in the accrued benefit liability was as follows:
Table 15.4
Accrued benefit liability

(US$ million)
Year ended December 31	2005	2004	2003
Balance at January 1	-31.7	-26.0	-21.1
Current year expense	-6.9	-4.2	-6.0
Contributions paid	5.6	7.1	4.4
Foreign currency translation effects	3.9	-2.1	-2.1
Change in minimum pension liabilities	2.8	-6.5	-1.2
Balance at December 31	-26.3	-31.7	-26.0
The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2005 was as follows:
Table 15.5
Expected future cash flows

(US$ million)
Employer contributions
2006 (estimate)	3.7
Expected future benefit payments
2006	2.4
2007	2.6
2008	2.7
2009	2.8
2010	3.0
2011-2015	16.4
The weighted average assets allocation of funded defined benefit plans at December 31, 2005 were as follows:
Table 15.6
Weighted average assets allocation of defined benefit plans

Year ended December 31	Long-term target	2005	2004
Debt securities	19%-33%	55%	50%
Equity securities	46%-70%	24%	31%
Real estate	14%-20%	17%	17%
Cash and other investments	0%- 8%	4%	2%
Total		100%	100%
Defined contribution plans
CRNA sponsors various qualified defined contribution plans. Substantially all employees of CRNA are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. CRNA’s contributions under these plans amounted to US$ 0.1 million, US$ 2.5 million and US$ 2.5 million in 2005, 2004 and 2003, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
16. Share compensation and incentive plans
Converium has various incentive-and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.
(a) Cash-based incentive plans
Converium operates a short-term incentive program (“Annual Incentive Plan” or “AIP”) for executives, management and certain employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2005, 2004 and 2003 in connection with these plans was US$ 17.2 million, US$ 2.0 million and US$ 11.7 million, respectively.
Employee retention plan
In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment became due on January 31, 2006. The cost of the program is US$ 28.8 million, which was expensed over the period from October 1, 2004 through December 31, 2005. For the year ended December 31, 2005 and 2004, US$ 13.1 million and US$ 15.7 million, respectively, have been expensed based on the terms of this plan. In addition, severance amounts of US$ 6.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.
(b) Share-based incentive plans
Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.
Employee Stock Purchase Plan
Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period. Effective January 1, 2006, CRNA no longer participates in the ESPP.
Annual Incentive Share Plan
Certain executives receive a minimum of 25% of their Annual Incentive Plan in the form of Converium shares. All employees may elect to receive up to 50% of their AIP in Converium shares. If these AIP shares are held for a three-year period, employees receive an additional share award equal to 25% of their AIP shares. Effective for the year 2005, CRNA no longer participates in the AIP share plan.
Table 16.1 summarizes the status of Converium’s share plans for 2005, 2004 and 2003.
Table 16.1

	2005	2004	2003
Unvested shares at beginning of year	457,182	160,859	363,278
Shares granted	262,158	438,795	133,930
Shares vested	-220,109	-30,288	-311,587
Shares forfeited	-71,855	-112,185	-24,762
Unvested shares at end of year	427,376	457,181	160,859
Long-Term Incentive Plan (LTIP)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.
Effective January 1, 2005, CRNA implemented an LTIP associated with the run-off of CRNA. CRNA’s LTIP is designed to retain and motivate senior executives and to reward them for maximizing shareholder value. In general, LTIP awards are payable in cash at the end of a 5-year performance period, January 1, 2005 through December 31, 2009, based on run-off company performance.

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
Table 16.2 summarizes the status of Converium’s outstanding stock options for 2005, 2004 and 2003.
Table 16.2

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding at beginning of year	2,359,954	45.88	1,728,744	CHF 71.17	1,115,424	CHF 79.28
Granted	760,325	12.87	1,238,640	17.75	699,555	58.14
Exercised	-123,637	9.59	-39,806	68.64	-23,450	60.10
Forfeited	-388,850	14.59	-567,624	59.90	-62,785	74.31
Outstanding at end of year	2,607,792	14.95	2,359,954	45.88	1,728,744	71.17
Options exercisable at end of year	1,709,400	16.73	1,311,491	61.38	901,933	75.74
The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
Table 16.3
Weighted average

	2005		2004		2003
Risk-free rate		2.20%		2.11%		1.51%
Expected life	3 years		3 years		3 years
Expected volatility		31.22%		31.74%		27.24%
Dividend yield		1.50%		2.00%		1.78%
Fair value of options granted	US$	3.13	US$	3.38	US$	7.43
Table 16.4 summarizes information about stock options outstanding at December 31, 2005:
Table 16.4

	Options outstanding			Options exercisable
		Weighted
Range of	Number	average remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price
CHF 8.64-13.05	1,484,695	9.8	CHF 10.58	685,939	CHF 10.03
CHF 14.10-18.99	644,127	7.9	16.09	544,491	16.17
CHF 25.56- 33.22	478,970	6.6	26.96	478,970	26.96
CHF 8.64-33.22	2,607,792	8.7	14.95	1,709,400	16.73
(c) Compensation expense
The compensation expense charged to income under the share-based incentive plans was US$ 5.4 million, US$ 9.6 million and US$ 10.0 million in 2005, 2004 and 2003, respectively.
(d) Repricing of options
An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering was completed in 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-Scholes fair value of the option before and after the 2004 rights offering. The repricing of the options did not have a material impact on the financial condition or results of operations of Converium.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
17. Shareholders’ equity
(a) Issued share capital
Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2004, the Extraordinary General Meeting (EGM) of the shareholders passed two resolutions to increase the share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends.
In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued and Converium’s corresponding capital increase (and reduction of the nominal value) were recorded, in the Commercial Register of the Canton of Zug, Switzerland on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued, outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.
(b) Authorized share capital
At the Annual General Meeting (AGM) on April 27, 2004, the shareholders resolved to create authorized share capital and amended the Articles of Incorporation, which provides that the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issuance of up to a maximum of four million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40 million.
Subsequent to the reduction of the nominal value of each of Converium’s shares from CHF 10 to CHF 5 as a result of the resolution by the shareholders at the EGM of September 28, 2004, Converium’s authorized capital is now CHF 20,000,000 with the Board being authorized to issue up to four million shares. At December 31, 2005, no shares were issued from the authorized share capital.
(c) Contingent share capital
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
At December 31, 2005, no shares were issued from the contingent share capital.
(d) Dividend restrictions, reductions in the registered shares’ nominal value and capital and solvency requirements
Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.
As of December 31, 2005, Converium Holding AG had 146,689,462 registered shares with a nominal value of CHF 5 each issued. Based on Swiss company law, Converium Holding AG is entitled to reduce the nominal value of its registered shares down to CHF 0.01 by a respective payment per share to its shareholders. Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).
In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For CRNA, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous years’ policyholders surplus or 100% of the previous years’ statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. See Note 23 for further details on regulatory restrictions governing CRNA. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current years’ surplus

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current years’ surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board establishes the annual accounts and proposes on the distribution of the profits. The shareholders meeting (AGM) decides on this proposal.
18. Transactions with Zurich Financial Services
Quota Share Retrocession Agreement
In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987 and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss expenses and experience account balances relating to this business.
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
Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.
Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, ZFS has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.
On December 23, 2005, an Amendment was agreed by the parties to the Quota Share Retrocession Agreements by way of which Section 7.01 — FW Cash Calls — was amended, with immediate effect, to provide, that Converium has the right, by giving 60-days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving 60-days prior written notice, to ask for the residual balance of the funds withheld account falling below US$ 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to US$ 200.0 million.
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
Other transactions
Converium has entered into various other transactions with ZFS and its subsidiaries, the most significant transaction is described below.
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
See Notes 8, 10, 12, 16, 19 and 22 for other transactions with ZFS.
19. Related party transactions
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from Royal and Sun Alliance (“RSA”) increasing its overall stake to 30.1%.
For the 2005 and 2004 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year. Gross premiums assumed through the pools managed by GAUM were US$ 233.1 million, US$ 289.0 million and US$ 266.4 million for 2005, 2004 and 2003, respectively.
In the light of changing business circumstances associated with Converium’s S&P ratings downgrade in 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005 with no contractual guarantee that they would be extended beyond that date. In the third quarter of 2005, Converium entered into a new aviation fronting arrangement with National Indemnity Company and Munich Re, effective October 1, 2005. The new agreement ensures Converium’s continued participation in the pool of GAUM until September 30, 2006.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM.
At December 31, 2005 and December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.2 million (US$ 23.6 million) and GBP 13.1 million (US$ 25.2 million), respectively.
Other intangible assets as of December 31, 2005 were nil as compared to GBP 11.2 million (US$ 20.6 million) as of December 31, 2004, which related to customer related intangible assets associated with the 30.1% investment in GAUM.
See Note 9 for additional information on GAUM goodwill and other intangible assets.
At December 31, 2005 and December 31, 2004 Converium had an outstanding shareholder loan to GAUM in the amount of GBP 15.2 million (US$ 26.1 million) and (US$ 29.0 million) at the respective balance sheet dates.
MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were US$ 178.6 million, US$ 170.9 million and US$ 137.3 million for 2005, 2004 and 2003, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. Converium’s ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Notes 9 for additional information on MDU.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a concession, starting in 2010 and annually thereafter based upon a predetermined formula. Converium believes that, as at December 31, 2005, an obligation with regard to the underwriting year 2000 is now both probable and estimable and has, accordingly, recognized a charge of US$ 9.0 million in other (loss) income reflecting the current view of how the Company will settle this obligation.
SATEC
In 2002, Converium acquired a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. As part of this transaction Converium entered into “usufruct” agreements with the co-owners of SATEC regarding some of their participation rights in the company. Following a review of the current business circumstances in conjunction with the company in the second quarter of 2005, Converium recorded a further impairment charge of US$ 2.4 million in respect of the “usufruct” agreements. An impairment charge of US$ 2.5 million was recorded in respect of the “usufruct” agreements in the fourth quarter of 2004. This latest impairment charge has led to the full impairment of the “usufruct” agreements in the accounting records of Converium. In the third quarter of 2005, Converium recorded a charge of US$ 2.4 million related to the partial impairment of its 48% participation in SATEC, which reflected the latest fair value calculation on the value of this participation at the point in time.
On December 28, 2005 Converium sold its 48% participation. The sales price was Euro 4.0 million (US$ 5.0 million), of which Euro 3.0 million (US$ 3.7 million) was paid on December 28, 2005. The remaining Euro 1.0 million (US$ 1.3 million) will become due on April 2, 2007 and is secured by an unconditional and irrevocable bank guarantee. Converium waived its rights to the “usufruct” agreements at this time.
RISC Ventures
Converium has retained The RISConsulting Group LLC for certain consulting services, of which Derrell J. Hendrix, a member of the Converium Board of Directors, is Chief Executive Officer. In 2005 and 2004, respectively, Converium paid fees to the RISConsulting Group LLC of US$ 20,833 and US$ 250,000 for consulting services rendered. In addition, Derrell J. Hendrix is a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in the entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
20. Supplemental cash flow disclosures
Table 20.1
Supplemental cash flow disclosures

(US$ million)	2005	2004	2003
Income taxes paid	-6.4	-10.2	-2.7
Interest expense paid	-31.6	-33.1	-31.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
21. Fair value of financial instruments
The methods and assumptions used by Converium in estimating the fair value of financial instruments are:
•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	Other investments: for which quoted market prices are not readily available are not fair valued and are not significant to Converium.

•	Cash and short-term investments: carrying amounts approximate fair value.

•	Debt: fair values are generally based upon quoted market prices.
Table 21.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2005 and 2004.
Table 21.1
Fair value of financial instruments

	Total	Total	Total	Total
	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
As of December 31	2005	2005	2004	2004
Fixed maturities	4,948.6	4,963.4	5,678.8	5,685.2
Equity securities	362.6	362.6	399.4	399.4
Other investments (excluding real estate)	108.5	108.5	140.4	140.4
Short-term investments	35.1	35.1	117.3	117.3
Funds Withheld Asset	1,020.1	1,020.1	1,305.1	1,305.1
Cash and cash equivalents	647.3	647.3	680.9	680.9
Debt	-377.0	-391.2	-330.6	-391.1
22. Commitments and contingencies
Letter of credit facility
In November 2004, Converium AG obtained a US$ 1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility that was signed in July 2003. As of December 31, 2005, Converium had outstanding letters of credit of US$ 1,160.2 million under the facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 50%.
As of December 31, 2005, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,261.5 million, of which US$ 1,385.2 million are held in our North American operations and are subject to the restrictions of an entity in run-off. Of the total US$ 4,876.3 million related to Converium’s ongoing operations, certain amounts were pledged as follows: (i) US$ 2,238.1 million were pledged as collateral relating to outstanding letters of credit of US$ 1,160.2 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility) and other irrevocable letters of credit of US$ 852.9 million (to secure certain assumed reinsurance contracts), (ii) US$ 250.0 million were pledged primarily as deposits with cedents; and (iii) US$ 582.6 million were pledged to support Converium internal reinsurance transactions. US$ 255.2 million were deposited in trust or with regulatory authorities or states related to the US$ 1,385.2 million held in our North American operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Operating leases
Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 13.7 million, US$ 15.9 million and US$ 15.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Table 22.1 lists minimum future payments under operating leases with terms in excess of one year.
Table 22.1
Minimum future payments under operating leases

Rental
(US$ million)	payments
2006	11.0
2007	10.7
2008	10.5
2009	9.4
2010	8.4
2011 and thereafter	14.5
Total	64.5
Converium AG leases office space from ZFS. The lease term is fixed until 2011, with two renewal options for five-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.
Converium Rückversicherung (Deutschland) AG leases office space from Zurich Lebensversicherung Aktiengesellschaft (Deutschland). The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.
MDU Put Option
On September 2, 2002, Converium AG granted MDU Investment Ltd (“MDUIL”) a put option which allows MDUIL, within the framework of the contractual agreement, to request that Converium AG subscribe to up to GPB 20 million preferred shares of MDUIL. The transaction would occur in tranches of one million shares at GBP 1 per share. At the same time, Converium AG granted the Medical Defence Union a call option that allows MDU to acquire in whole or in part the MDUIL shares held by Converium AG (or one of its subsidiaries).
Converium legal proceedings, claims and litigation
Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of US$ 66.0 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. A decision is pending.
Due to the uncertainties inherent in any proceeding of this nature, we are unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from this lawsuit.
Converium Germany has fully reserved this claim. However, arrangements entered into with ZFS provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to Converium by ZFS in conjunction with Converium’s Initial Public Offering.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
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
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments (see Note 3). Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 have also been restated. All amounts included in the consolidated financial statements and footnotes have been adjusted to reflect the Restatement. Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No.04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York. The Rubin action was removed to the United States District Court for the Southern District of New York. Plaintiff Rubin’s request that the Court allow him to renew his motion to remand the action to state court (which Rubin had previously withdrawn) is still pending.
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
The Complaint names as defendants the Company; directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
the period from December 11, 2000 through September 2, 2004 because they did not establish adequate loss reserves to cover claims by policyholders; that the announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, the earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001 through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.
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
23. Regulation
As a result of the developments in the latter part of 2004, various regulatory actions have occurred, the most significant of which are set forth below:
United States
As a result of the net adverse development of prior years’ loss reserves, Converium recorded in 2004 and the subsequent placement of its North American business into run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval, including:
•	Making any payments pursuant to commutation agreements that result in decreasing CRNA’s surplus;
•	Incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;
•	Writing, assuming or issuing any new insurance policies;
•	Making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company; and
•	Entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.
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
The foregoing requirements will continue until March 15, 2007, at which time the Department will reassess the financial condition of CRNA.
The ratings downgrades as well as Converium’s decision to place CRNA into run-off triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before Converium provides such collateral. If the Department withholds its approval, Converium would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Switzerland
Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatversicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartement) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of December 17, 2004 (Versicherungsaufsichtsgesetz) (“ISA”). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law. On January 1, 2006 a completely revised ISA together with an Implementing Ordinance entered into force. The main changes are an amended definition of solvency (Art.9) which includes consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the FOPI and an increased transparency and consumer protection. The most important new feature is the introduction of the Swiss Solvency Test (“SST”), a risk-based capital model which preempts the forthcoming changes in the EU based upon the EU Solvency II Directive. Insurance undertakings are allowed to use their internal models if they comply with certain conditions of a qualitative, quantitative and organizational nature defined and accepted by the FOPI.
By letter dated September 27, 2004 the FOPI has requested that Converium AG provide notice on certain inter-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost-sharing agreements, capital injections and investments in subsidiaries. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and is providing all required information and documentation.
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
Germany
On November 16, 2005, the European parliament adopted new European Union (“EU”) reinsurance guidance, which has to be transferred into national law by the end of 2007. This guidance basically deals with items such as solvency requirements, jurisdiction of the supervisory authorities within the EU, European passports for reinsurers, licenses and financial reinsurance.
Many of those items have already been implemented in Germany, foremost into the newly released German Insurance Supervision Act as of January 1, 2005. This law now includes solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail. The remaining items have been prepared for a white paper, which is expected to pass the German parliament in April 2006 and to be released in autumn of 2006.
In addition, extensive work has been initiated by the local German supervisory authority and the German insurance association in order to prepare for a risk based solvency system (Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
24. Consolidated entities
A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
	incorporation	shares held	Currency	capital
Converium AG	Switzerland/Zurich	100	CHF	400,000,000
Converium IP Management AG	Switzerland/Zug	100	CHF	100,000
Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627
Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101
Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000
Converium London Management Ltd	United Kingdom/London	100	GBP	1,000
Converium Underwriting Ltd	United Kingdom/London	100	GBP	2
Converium Holdings (North America) Inc.	United States/State of Delaware	100	US$	1
Converium Reinsurance (North America) Inc.	United States/State of Connecticut	100	US$	3,500,000
Converium Insurance (North America) Inc.	United States/State of New Jersey	100	US$	5,000,000
Converium Finance S.A.	Luxembourg/Luxembourg	100	EUR	31,000
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton	100	US$	12,000
25. Earnings (loss) per share
Converium Holding AG purchased 200,000 shares and 368,463 shares during 2005 and 2004, respectively related to share-based compensation plans.
The following table shows the average shares outstanding:

(US$ million, except per share information)
For the years ended December 31	2005	2004	2003
Net income (loss)	68.7	-582.5	177.9
Average basic shares outstanding (millions)	146.4	63.4	39.8
Average diluted shares outstanding (millions)	148.4	64.1	40.3
Basic earnings (loss) per share	0.47	-9.19	2.24
Diluted earnings (loss) per share	0.46	-9.19	2.23
Earnings (loss) per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004 (see Note 17). The earnings (loss) per share calculation is based on an adjusted number of average shares outstanding and the 2003 amounts have been restated accordingly.
Diluted earnings (loss) per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
26. Subsidiary issuer information
Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”) and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2005 and 2004 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2005. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly owned subsidiaries of the parent guarantor.
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
Condensed consolidating
statements of income

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	1,195.7	—	620.0	—	1,815.7
Net premiums earned	—	1,700.3	—	682.9	—	2,383.2
Net investment income	13.3	217.3	13.4	111.8	-30.9	324.9
Net realized capital (losses) gains	—	-42.6	—	10.2	57.9	25.5
Other income (loss)	57.2	8.7	-24.7	3.3	-57.9	-13.4

Total revenues	70.5	1,883.7	-11.3	808.2	-30.9	2,720.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,323.4	—	-452.5	—	-1,775.9
Acquisition costs	—	-398.1	—	-177.5	—	-575.6
Other operating and administration expenses	-19.2	-112.0	-0.1	-79.5	—	-210.8
Interest expense	-11.2	-0.5	-16.5	-34.4	31.0	-31.6
Amortization of other intangible assets	—	-21.5	—	—	—	-21.5
Restructuring costs	—	-9.3	—	-11.2	—	-20.5

Total benefits, losses and expenses	-30.4	-1,864.8	-16.6	-755.1	31.0	-2,635.9

Income (loss) before taxes	40.1	18.9	-27.9	53.1	0.1	84.3
Income tax benefit (expense)	1.5	-2.5	-0.1	-14.5	—	-15.6
Income (loss) before equity in (loss) income of subsidiaries	41.6	16.4	-28.0	38.6	0.1	68.7
Equity in (loss) income of subsidiaries	27.1	10.6	—	—	-37.7	—

Net income (loss)	68.7	27.0	-28.0	38.6	-37.6	68.7

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Consolidating balance sheets

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Assets
Invested assets
Fixed maturities	—	2,773.7	14.4	2,175.3	—	4,963.4
Equity securities	—	178.8	—	183.8	—	362.6
Investment in subsidiaries	1,624.5	542.0	—	—	-2,166.5	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	—	280.3	—	110.6	-102.7	288.2
Total investments	1,774.5	3,774.8	189.4	2,469.7	-2,594.2	5,614.2
Funds Withheld Asset	—	1,020.1	—	—	—	1,020.1

Total invested assets	1,774.5	4,794.9	189.4	2,469.7	-2,594.2	6,634.3

Other assets
Cash and cash equivalents	41.9	479.3	3.2	198.1	-75.2	647.3
Premiums receivable	—	707.8	—	576.3	-224.8	1,059.3
Reserves for unearned premiums, retro	—	12.7	—	201.3	-176.2	37.8
Reinsurance assets	—	551.7	—	1,695.7	-1,404.7	842.7
Funds held by reinsureds	—	1,400.5	—	956.5	-539.6	1,817.4
Deposit assets	—	132.8	—	50.6	—	183.4
Deferred policy acquisition costs	—	251.3	—	53.0	—	304.3
Deferred income taxes	—	1.1	—	-0.1	—	1.0
Other assets	43.0	107.0	31.6	204.5	-87.7	298.4

Total assets	1,859.4	8,439.1	224.2	6,405.6	-5,102.4	11,825.9

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities	—	5,683.7	—	3,921.9	-1,404.8	8,200.8
Reserves for unearned premiums, gross	—	487.5	—	299.3	-176.0	610.8
Other reinsurance liabilities	—	96.6	—	257.9	-226.7	127.8
Funds held under reinsurance contracts	—	162.0	—	710.5	-539.6	332.9
Deposit liabilities	—	276.6	—	24.0	—	300.6
Deferred income taxes	—	0.2	—	7.9	—	8.1
Accrued expenses and other liabilities	51.9	178.0	1.0	229.1	-259.7	200.3
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.8	197.4	—	391.2

Total liabilities	201.9	6,884.6	194.8	5,823.0	-2,931.8	10,172.5

Shareholders’ equity
Common stock and additional paid-in capital	1,913.2	1,874.0	—	1,372.7	-3,250.8	1,909.1
Treasury stock	-1.5	—	—	—	—	-1.5
Unearned stock compensation	-3.5	—	—	—	—	-3.5
Total accumulated other comprehensive income (loss)	134.7	111.6	2.1	-22.8	-90.9	134.7
Retained (deficit) earnings	-385.4	-431.1	27.3	-767.3	1,171.1	-385.4

Total shareholders’ equity	1,657.5	1,554.5	29.4	582.6	-2,170.6	1,653.4

Total liabilities and shareholders’ equity	1,859.4	8,439.1	224.2	6,405.6	-5,102.4	11,825.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	68.7	415.0	-1.3	-761.1	-121.2	-399.9

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	—	—	-4.7	—	-4.7
Proceeds from sales and maturities of fixed maturities	—	929.3	—	3,372.1	—	4,301.4
Purchases of fixed maturities available-for-sale	—	-999.3	—	-3,064.3	—	-4,063.6
Proceeds from sales of equity securities	—	96.1	—	90.6	—	186.7
Purchases of equity securities	—	-8.2	—	-117.6	—	-125.8
Net increase in short-term investments	41.5	-292.5	—	127.2	197.2	73.4
Proceeds from sales of other assets	—	48.2	—	154.0	-149.4	52.8
Purchase of other assets	—	-13.1	—	-30.3	—	-43.4
Net (increase) decrease in deposit assets	—	-10.6	—	-2.4	—	-13.0
Investment in subsidiaries	-70.0	-14.2	—	—	84.2	—

Net cash provided by (used in) investing activities	-28.5	-264.3	—	524.6	132.0	363.8

Cash flows from financing activities
Capital contribution	—	—	—	77.1	-77.1	—
Issuance of notes payable	—	—	—	—	—	—
Net purchases of common shares	-1.5	—	—	—	—	-1.5
Net (increase) decrease in deposit liabilities	—	-37.7	—	2.4	—	-35.3

Net cash provided by (used in) financing activities	-1.5	-37.7	—	79.5	-77.1	-36.8

Effect of exchange rate changes on cash and cash equivalents	1.1	21.2	0.3	25.6	-8.9	39.3
Change in cash and cash equivalents	39.8	134.2	-1.0	-131.4	-75.2	-33.6
Cash and cash equivalents as of January 1	2.1	345.1	4.2	329.5	—	680.9
Cash and cash equivalents as of December 31	41.9	479.3	3.2	198.1	-75.2	647.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income
(US$ million)	Converium	Converium	Converium	Non- Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	2,683.4	—	1,042.7	—	3,726.1
Net premiums earned	—	2,599.8	—	1,282.4	—	3,882.2
Net investment income	13.4	189.4	13.4	123.2	-26.7	312.7
Net realized capital gains (losses)	—	12.6	—	33.9	—	46.5
Other income (loss)	23.7	-29.5	19.0	-21.4	—	-8.2

Total revenues	37.1	2,772.3	32.4	1,418.1	-26.7	4,233.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,988.2	—	-1,354.3	—	-3,342.5
Acquisition costs	—	-651.0	—	-261.4	—	-912.4
Other operating and administration expenses	-11.7	-105.0	-0.1	-103.0	—	-219.8
Interest expense	-10.6	-0.4	-16.5	-32.3	26.7	-33.1
Impairment of goodwill	—	—	—	-94.0	—	-94.0
Amortization of other intangible assets	—	-9.9	—	—	—	-9.9
Restructuring costs	—	-0.2	—	-2.5	—	-2.7
Total benefits, losses and expenses	-22.3	-2,754.7	-16.6	-1,847.5	26.7	-4,614.4
Income (loss) before taxes	14.8	17.6	15.8	-429.4	—	-381.2
Income tax benefit (expense)	2.5	6.6	-0.1	-210.3	—	-201.3
Income (loss) before equity in (loss) income of subsidiaries	17.3	24.2	15.7	-639.7	—	-582.5
Equity in (loss) income of subsidiaries	-599.8	-624.1	—	—	1,223.9	—

Net (loss) income	-582.5	-599.9	15.7	-639.7	1,223.9	-582.5

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Consolidating balance sheets
(US$ million)	Converium	Converium	Converium	Non- Guarantor	Consolidating
December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Assets
Invested assets
Fixed maturities	—	2,956.6	14.8	2,713.8	—	5,685.2
Equity securities	—	255.8	—	143.6	—	399.4
Investment in subsidiaries	1,675.7	600.6	—	—	-2,276.3	—
Notes receivable	150.0	—	175.0	—	-325.0	—
Short-term and other investments	46.7	337.4	—	244.3	-231.9	396.5

Total investments	1,872.4	4,150.4	189.8	3,101.7	-2,833.2	6,481.1

Funds Withheld Asset	—	1,305.1	—	—	—	1,305.1

Total invested assets	1,872.4	5,455.5	189.8	3,101.7	-2,833.2	7,786.2

Other assets
Cash and cash equivalents	2.1	345.1	4.2	329.5	—	680.9
Premiums receivable	—	1,582.0	—	376.5	-126.3	1,832.4
Reserves for unearned premiums, retro	—	35.6	—	300.3	-280.7	55.2
Reinsurance assets	—	521.5	—	1,870.7	-1,315.0	1,077.2
Funds held by reinsureds	—	1,342.4	—	812.4	-417.1	1,737.7
Deposit assets	—	122.2	—	48.2	—	170.4
Deferred policy acquisition costs	—	418.2	—	64.5	—	482.7
Deferred income taxes	—	1.1	—	5.1	—	6.2
Other assets	38.7	240.0	65.8	117.7	-103.6	358.6

Total assets	1,913.2	10,063.6	259.8	7,026.6	-5,075.9	14,187.3

Liabilities and shareholders’ equity Liabilities
Reinsurance liabilities	—	6,532.1	—	4,789.7	-1,422.9	9,898.9
Reserves for unearned premiums, gross	—	1,059.0	—	469.0	-280.3	1,247.7
Other reinsurance liabilities	—	43.9	—	52.2	-25.3	70.8
Funds held under reinsurance contracts	—	32.3	—	579.7	-417.2	194.8
Deferred liabilities	—	334.9	—	21.6	—	356.5
Deferred income taxes	—	8.2	—	—	—	8.2
Accrued expenses and other liabilities	24.2	377.5	1.4	206.1	-324.7	284.5
Notes payable	150.0	—	—	175.0	-325.0	—
Debt	—	—	193.6	197.5	—	391.1

Total liabilities	174.2	8,387.9	195.0	6,490.8	-2,795.4	12,452.5

Equity
Common stock and additional paid-in capital	1,919.6	1,874.0	—	1,288.1	-3,166.3	1,915.4
Treasury stock	-7.7	—	—	—	—	-7.7
Unearned stock compensation	-7.5	—	—	—	—	-7.5
Total accumulated other comprehensive income (loss)	288.7	259.8	9.4	53.6	-322.8	288.7
Retained (deficit) earnings	-454.1	-458.1	55.4	-805.9	1,208.6	-454.1

Total shareholders’ equity	1,739.0	1,675.7	64.8	535.8	-2,280.5	1,734.8

Total liabilities and shareholders’ equity	1,913.2	10,063.6	259.8	7,026.6	-5,075.9	14,187.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows
(US$ million)	Converium	Converium	Converium	Non- Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	41.6	698.9	2.1	-383.9	—	358.7

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-214.9	—	-13.3	—	-228.2
Proceeds from sales and maturities of fixed maturities	—	936.3	—	3,179.7	—	4,116.0
Purchases of fixed maturities available-for-sale	—	-1,663.5	—	-2,756.7	—	-4,420.2
Proceeds from sales of equity securities	—	279.6	—	703.5	—	983.1
Purchases of equity securities	—	-67.0	—	-470.5	—	-537.5
Net increase in short-term investments	—	—	—	-55.3	—	-55.3
Proceeds from sales of other assets	—	54.2	—	28.1	—	82.3
Purchase of other assets	—	-152.0	—	8.0	—	-144.0
Net (increase) decrease in deposit assets	—	-73.3	—	-38.3	—	-111.6
Notes receivable	-46.7	-49.2	—	-135.9	231.8	—
Investment in subsidiaries	-355.1	-108.7	—	—	463.8	—

Net cash provided by (used in) investing activities	-401.8	-1,058.5	—	449.3	695.6	-315.4

Cash flows from financing activities
Capital contribution	—	402.9	—	108.7	-511.6	—
Issuance of notes payable	22.0	182.6	—	27.2	-231.8	—
Net purchases of common shares	-6.0	—	—	—	—	-6.0
Dividends to shareholders	-47.8	-47.8	—	—	47.8	-47.8
Proceeds from Rights Offering	428.4	—	—	—	—	428.4
Rights Offering issuance costs	-25.1	—	—	—	—	-25.1
Net increase (decrease) in deposit liabilities	—	29.7	—	-31.4	—	-1.7
Net cash provided by (used in) financing activities	371.5	567.4	—	104.5	-695.6	347.8
Effect of exchange rate changes on cash and cash equivalents	-10.4	15.4	—	4.0	—	9.0
Change in cash and cash equivalents	0.9	223.2	2.1	173.9	—	400.1
Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	—	280.8
Cash and cash equivalents as of December 31	2.1	345.1	4.2	329.5	—	680.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Revenues
Net premiums written	—	2,549.0	—	1,373.7	—	3,922.7
Net premiums earned	—	2,454.0	—	1,313.8	—	3,767.8
Net investment income	13.3	129.5	12.5	105.0	-25.9	234.4
Net realized capital (losses) gains	—	-50.3	39.5	29.2	—	18.4
Other income (loss)	33.1	14.3	—	-29.9	—	17.5

Total revenues	46.4	2,547.5	52.0	1,418.1	-25.9	4,038.1

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	-1,667.5	—	-1,092.6	—	-2,760.1
Acquisition costs	—	-567.0	—	-265.0	—	-832.0
Other operating and administration expenses	-8.9	-105.1	4.1	-92.6	—	-202.5
Interest expense	-10.5	-0.1	-16.5	-29.8	25.9	-31.0
Amortization of other intangible assets	—	-1.8	—	—	—	-1.8

Total benefits, losses and expenses	-19.4	-2,341.5	-12.4	-1,480.0	25.9	-3,827.4

Income (loss) before taxes	27.0	206.0	39.6	-61.9	—	210.7
Income tax (expense) benefit	-3.5	-42.7	—	13.4	—	-32.8
Income (loss) before equity in income (loss) of subsidiaries	23.5	163.3	39.6	-48.5	—	177.9
Equity in income (loss) of subsidiaries	154.4	-8.9	—	—	-145.5	—

Net income (loss)	177.9	154.4	39.6	-48.5	-145.5	177.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)
Condensed consolidating statements of cash flows

				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated
Cash provided by (used in) operating activities	3.3	878.8	-1.1	35.3	0.9	917.2

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-192.4	—	—	—	-192.4
Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—	2,908.5	—	3,813.4
Purchases of fixed maturities available-for-sale	—	-1,828.1	-14.8	-3,211.1	—	-5,054.0
Proceeds from sales of equity securities	—	47.8	—	46.5	—	94.3
Purchases of equity securities	—	-178.2	—	-66.1	—	-244.3
Net decrease (increase) in short-term investments	3.6	256.6	42.7	-25.7	—	277.2
Purchase of note receivable	—	—	-25.0	—	25.0	—
Investment in subsidiaries	29.9	-106.8	—	—	76.9	—
Net (increase) decrease in deposit assets	—	-27.2	—	14.1	—	-13.1
All other investing activity	—	10.5	—	-4.9	-0.9	4.7

Net cash provided by (used in) investing activities	33.5	-1,112.9	2.9	-338.7	101.0	-1,314.2

Cash flows from financing activities
Capital contribution	—	—	—	106.8	-106.8	—
Issuance of notes payable	—	—	—	25.0	-25.0	—
Net purchases of common shares	-17.3	—	—	—	—	-17.3
Dividends to shareholders	-29.9	-29.9	—	—	29.9	-29.9
Net increase (decrease) in deposit liabilities	—	305.4	—	-5.3	—	300.1

Net cash (used in) provided by financing activities	-47.2	275.5	—	126.5	-101.9	252.9

Effect of exchange rate changes on cash and cash equivalents	10.8	13.4	—	-0.5	—	23.7
Change in cash and cash equivalents	0.4	54.8	1.8	-177.4	—	-120.4
Cash and cash equivalents as of January 1	0.8	67.1	0.3	333.0	—	401.2
Cash and cash equivalents as of December 31	1.2	121.9	2.1	155.6	—	280.8
27. Subsequent events (unaudited)
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany has obtained a letter of credit in the amount of US$ 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005.
The arbitration panel recently rendered a Final Award, finding that Converium Germany’s liability under any contracts between Canada Life and Converium Germany for the ISA facilities for the 2000 and 2001 underwriting years is limited such that Converium Germany’s maximum potential gross liability totals US$ 14.5 million, plus interest. The award further ordered that the letter of credit posted by Converium Germany be terminated or canceled. Converium Germany understands that an application to vacate the award has been filed, but not served. Converium Germany believes that any attempt to vacate the award is wholly without merit, and it intends to contest any attempt in the appropriate jurisdiction.

Class action lawsuits
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint. As a result of Converium’s restatement of prior years’ financial information, on April 21, 2006, plaintiffs filed a motion for leave to file a second amended complaint which proposes to add certain allegations to their consolidated amended complaint relating to Converium’s restatement and which makes certain other changes to that complaint. On May 25, 2006, Converium and the other defendants filed papers in opposition to plaintiffs’ motion to amend. Plaintiffs had until June 16, 2006 to file reply papers in further support of their motion to amend. A status conference in the actions scheduled for June 22, 2006, was cancelled by the Court without giving further guidance as to the proposed time table. As previously stated, the actions are still in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.

Converium Holding AG
Report of Independent Group Auditors
On the Financial Statement Schedules
To the Board of Directors of Converium Holding AG, Zug
Our audits of the consolidated financial statements referred to in our report dated March 20, 2006, except as to the subsequent events described in Note 27, as to which the date is June 29, 2006, also included an audit of the financial statement schedules listed in part III Item 18(b) of this Form 20-F.
In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
PricewaterhouseCoopers Ltd
Andrew Hill                      Martin Frei
Zurich,
March 20, 2006

Schedule I
Converium Holding AG and Subsidiaries
Summary of investments other than investments in related parties as of December 31, 2005

			Amount at which
	Cost or		shown in the
	amortized cost	Fair value	balance sheet
		(US$ millions)
Fixed maturities:

Bonds held-to-maturity:
US government	558.2	538.4	558.2
Other government	235.4	240.4	235.4
Total fixed maturities held-to-maturity	793.6	778.8	793.6

Bonds available-for-sale:
US government	1,166.3	1,147.7	1,147.7
Other government	1,566.6	1,575.2	1,575.2
Public utilities	77.7	76.5	76.5
Other corporate debt securities	648.3	640.5	640.5
Unit trust	162.6	168.5	168.5
Mortgage and asset-backed securities	568.1	561.4	561.4
Total fixed maturities available for sale	4,189.6	4,169.8	4,169.8
Total fixed maturities	4,983.2	4,948.6	4,963.4

Equity securities:
Common stocks:
Public utilities	3.3	4.8	4.8
Banks, trusts, and insurance companies	20.6	29.5	29.5
Industrial, miscellaneous and all other	167.8	220.4	220.4
Unit trust	89.7	101.5	101.5
Non-redeemable preferred stocks	6.3	6.4	6.4
Total equity securities	287.7	362.6	362.6

Real estate	144.6	144.6	144.6
Policyholder, collateral and other loans	1.1	1.1	1.1
Other investments	100.0	107.4	107.4
Short-term investments	35.1	35.1	35.1
Total investments	5,551.7	5,599.4	5,614.2
Funds Withheld Asset	1,020.1	1,020.1	1,020.1
Total invested assets	6,571.8	6,619.5	6,634.3

Schedule II
Converium Holding AG
Statements of income (loss)

	Year ended December 31,
(US$ millions)	2005	2004	2003
Income
Net investment income	13.3	13.4	13.3
Other income	57.2	23.7	33.1
Total revenues	70.5	37.1	46.4

Expenses
Other operating and administration expenses	-19.2	-11.7	-8.9
Interest expense	-11.2	-10.6	-10.5
Total expenses	-30.4	-22.3	-19.4

Income before taxes	40.1	14.8	27.0
Income tax benefit (expense)	1.5	2.5	-3.5
Income before equity in income (loss) of subsidiaries	41.6	17.3	23.5
Equity in (loss) income of subsidiaries	27.1	-599.8	154.4
Net income (loss)	68.7	-582.5	177.9
See the notes to our 2005 consolidated financial statements.

Converium Holding AG
Balance sheets

	December 31,
(US$ millions)	2005	2004
Assets
Invested assets
Investment in subsidiaries	1,624.5	1,675.7
Notes receivable	150.0	150.0
Short-term and other investments	—	46.7
Total invested assets	1,774.5	1,872.4

Other assets
Cash and cash equivalents	41.9	2.1
Other assets	43.0	38.7
Total assets	1,859.4	1,913.2

Liabilities and shareholders’ equity
Liabilities
Accrued expenses and other liabilities	51.9	24.2
Notes payable	150.0	150.0
Total liabilities	201.9	174.2

Shareholders’ equity
Common stock and additional paid-in capital	1,913.2	1,919.6
Treasury stock	-1.5	-7.7
Unearned stock compensation	-3.5	-7.5
Total accumulated other comprehensive income	134.7	288.7
Retained (deficit) earnings	-385.4	-454.1
Total shareholders’ equity	1,657.5	1,739.0
Total liabilities and shareholders’ equity	1,859.4	1,913.2
See the notes to our 2005 consolidated financial statements.

Schedule II
Converium Holding AG
Statements of cash flows

	Year ended December 31,
(US$ millions)	2005	2004	2003
Cash flows from operating activities
Cash provided by operating activities	68.7	41.6	3.3

Cash flows from investing activities
Issuance of note receivable	—	-46.7	—
Investment in Converium AG	-70.0	-355.1	29.9
Net increase in short-term investments	41.5	—	3.6
Net cash (used in) provided by investing activities	-28.5	-401.8	33.5

Cash flows from financing activities
Issuance of note payable	—	22.0	—
Net purchases of common shares	-1.5	-6.0	-17.3
Dividends to shareholders	—	-47.8	-29.9
Proceeds from 2004 rights offering	—	428.4	—
2004 rights offering issuance costs	—	-25.1	—
Net cash (used in) provided by financing activities	-1.5	371.5	-47.2

Effect of exchange rate changes in cash and cash equivalents	1.1	-10.4	10.8
Change in cash and cash equivalents	39.8	0.9	0.4

Cash and cash equivalents, beginning of period	2.1	1.2	0.8
Cash and cash equivalents, end of period	41.9	2.1	1.2
See the notes to our 2005 consolidated financial statements.

Schedule IV
Converium Holding AG and Subsidiaries
Reinsurance and insurance premiums and other considerations

	Gross	Ceded to other	Assumed from other		% of amount
(US$ millions)	Amount	Companies	Companies	Net Amount	assumed to net
2005	529.1	-178.6	1,465.2	1,815.7	80.7%
2004	490.9	-252.6	3,487.8	3,726.1	93.6%
2003	561.4	-377.7	3,739.0	3,922.7	95.3%

GLOSSARY OF SELECTED
INSURANCE AND REINSURANCE TERMS

Annuity	A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Cede; ceding insurer; cession	When an insurer reinsures its risk with another insurer (a “cession”), it “cedes” business and is referred to as the “ceding insurer”.

Co-insurance	Also referred to as original terms reinsurance, and refers to reinsurance contracts in which the reinsurer receives a portion of the premiums paid to the ceding company on the policies. Reinsurance premiums under a co-insurance contract will normally have the same premium arrangement as the original insurance policies, which may extend over several years.

Combined ratio	The sum of the loss ratio and the expense ratio for a non-life insurance company or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 generally indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses. Expense ratio. The ratio of non-life insurance or reinsurance operating expenses (i.e., acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finite risk	Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

Gross premiums written	Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred but not yet reported (‘’IBNR’’) reserves	Reserves for estimated losses and LAE which have been incurred but not yet reported to the insurer or reinsurer, including future development of claims which have been incurred and reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Lapse	Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Loss	An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss expenses (“LAE”)	The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss ratio	The ratio of a non-life insurance or reinsurance company’s net incurred losses and LAE to net premiums earned.

Loss reserves	Reserves established by an insurer or reinsurer and reflected on its balance sheet to reflect the estimated cost of payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future in respect of losses occurring on or prior to the balance sheet date on insurance or reinsurance it has written and that has been earned. Loss reserves are composed of individual case reserves for reported claims and IBNR reserves.

National Association of Insurance Commissioners (“NAIC”)	An association of reinsurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Gross premiums less premiums ceded for reinsurance.

Non-proportional reinsurance	Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance”.

Premiums earned	That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Proportional reinsurance	Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums and claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention	The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance	An arrangement under which a reinsurer (the “retroceding company”) cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the retroceding company. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Survival Ratio	An industry measure of the number of years it would take a company to exhaust its A&E reserves for losses and loss expenses based on that company’s current level of A&E claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Surrender	Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Tail	The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Treaty reinsurance	A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting results	The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unit trust	Unit trusts can be invested in stocks, shares, government securities and other investment instruments. The fund is divided into units, which fluctuate in value, depending on the value of the overall fund. The unit trust is an open-ended fund which means it has a variable number of units in issue at any one time. Units are bought from and sold to the fund manager.

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

Name: Andreas Zdrenyk
Title: Chief Financial Officer, Converium Holding AG
Date: June 29, 2006

Sig-1

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001.*

1.3	Articles of Incorporation of Converium Holding AG, revised April 11, 2006.

1.4	Bylaws of Converium Holding AG, revised April 11, 2005. \

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Indenture, dated as of October 20, 1993 between Zurich Reinsurance Centre Holdings, Inc. and The Bank of New York, as Trustee, relating to US$ 200,000,000 principal amount of 7 1/8% Senior Notes due 2023 (and assumed by Converium Holdings (North America) Inc. pursuant to the Supplement Indenture included as Exhibit 2.3 hereto).* (Previously filed as Exhibit 3.1)

2.3	First Supplemental Indenture among Zurich Reinsurance Centre Holdings, Inc., as Issuer, Converium Holdings (North America) Inc., as Guarantor, and The Bank of New York, as Trustee, dated as of November 20, 2001, amending the Indenture dated as of October 20, 1993.* (Previously filed as Exhibit 3.2)

2.4	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.5	Form of the US$ 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.6	Subordinated Guarantee by Converium Holding AG and Converium AG relating to US$ 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.7	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to US$ 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*
4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

Exhibit Number	Description
4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *

4.26	Omnibus Share Plan for US Employees. *

4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a US$ 150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #

4.39	Agreement dated July 24, 2003 US$ 900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #

4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan. \

4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee. \

4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank. \

Exhibit Number	Description
4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited. \

4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG. \

4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG. \

4.46	Amendment No. 1 to the Quota Share Retrocession Agreement between Zurich Insurance Company (Including its Bermuda Branch) and Converium AG, dated as of October 1, 2001 and effective as of July 1, 2001.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	302 Certification of Chief Executive Officer.

12.2	302 Certification of Chief Financial Officer.

13.0	906 Certification of Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2004.

\	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.