Form 20-F
period 2006-12-31
CONVERIUM HOLDING AG
filed 2007-06-14
CIK 1162586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
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
General Guisan-Quai 26
CH-8002 Zürich
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
The Company’s consolidated financial statements included in this Form 20-F are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).
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
All amounts, comments and tables relate to continuing operations unless otherwise stated. Prior year consolidated balance sheets and statements of cash flows have not been adjusted.
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
In particular, statements using words such as “seek to”, “expect”, “should continue”, “aim”, “intend”, “believe”, “anticipate” and ”estimate” or words of similar import generally involve forward-looking statements. This annual report includes a number of forward-looking statements, including the following:
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
In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including factors set forth in “Item 3. — Key Information — D. Risk Factors” and the following:
•	our ability to refinance our outstanding indebtedness and increase our use of hybrid capital;

•	uncertainties of assumptions used in our reserving process;

•	risk associated with implementing our business strategies and our capital improvement measures;

•	cyclical nature of the reinsurance industry;

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;
•	acts of terrorism and acts of war;
•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;
•	actions of competitors, including industry consolidation and development of competing financial products;
•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;
•	our ability to expand into emerging markets;
•	our ability to enter into strategic investment partnerships;
•	a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time;
•	political risks in the countries in which we operate or in which we reinsure risks;
•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;
•	the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission (“SEC”) and New York’s Attorney and other governmental authorities;
•	timing and outcome of class action lawsuits;
•	our ability to regain past customers following the rating upgrade;
•	our ability to retain employees and certain business we write prior to and following the consummation of the SCOR Tender Offer (as defined below);
•	our ability to successfully integrate our business with that of SCOR’s following the consummation of the SCOR Tender Offer and retain joint ventures in which we are a party;
•	the resolution of the investigations being carried out by the SEC, New York’s Attorney General and other governmental authorities;
•	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;
•	failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers;
•	our failure to prevail in any current or future arbitration or litigation; and
•	extraordinary events affecting our clients, such as bankruptcies and liquidations.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL AND OTHER DATA
We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The following financial data highlights selected information that is derived from our financial statements as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.
The selected financial and other data should be read in conjunction with the Consolidated Financial Statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
In 2004, Converium’s North American operations were placed into orderly run-off and reported as the Run-Off segment to monitor this business on a stand-alone basis. On December 13, 2006, Converium sold its North American operations to National Indemnity Company, a Berkshire Hathaway company, for total consideration of USD 295.0 million comprising of USD 95.0 million in cash and USD 200.0 million in assumption of debt. Converium has not provided any guarantee or indemnity in respect of the reserves of the North American operations. The transaction was approved by the Insurance Department of the State of Connecticut. Our North American operations were previously reported as the principal component of a separate segment, the Run-Off segment. Converium’s financial results of the North American business, including prior period amounts, have been reclassified to discontinued operations. For further details regarding the sale of the North American operations, see Note 2 to the consolidated financial statements.

Restated(1)		For the year ended December 31,
USD millions (except per share data)	2006	2005	2004	2003	2002
					Restated(1)
Income statement data:
Revenues:
Gross premiums written	1,980.9	1,955.0	3,492.2	3,044.4	2,294.7
Less ceded premiums written	-128.9	-171.9	-236.3	-371.0	-128.1
Net premiums written	1,852.0	1,783.1	3,255.9	2,673.4	2,166.6
Net change in unearned premiums	-40.3	471.7	-157.4	-89.3	-112.7
Net premiums earned	1,811.7	2,254.8	3,098.5	2,584.1	2,053.9
Net investment income	260.4	257.8	227.5	155.6	128.8
Net realized capital gains (losses)	18.9	31.3	31.2	-3.1	-34.2
Total revenues from continuing operations	2,091.0	2,543.9	3,357.2	2,736.6	2,148.5

Benefits, losses and expenses:
Losses, loss expenses and life benefits	-1,187.8	-1,720.1	-2,395.0	-1,831.8	-1,581.2
Total costs and expenses	-647.9	-740.0	-931.1	-672.2	-518.9
Amortization of intangible assets	—	-21.5	-9.9	-1.8	—
Restructuring costs	0.2	-12.1	-0.2	—	—
Total benefits, losses and expenses	-1,835.5	-2,493.7	-3,336.2	-2,505.8	-2,100.1

Restated(1)	For the year ended December 31,
USD millions (except per share data)	2006	2005	2004	2003	2002
					Restated(1)
Income from continuing operations before taxes	255.5	50.2	21.0	230.8	48.4
Income tax (expense) benefit	-40.5	-16.1	4.6	-16.3	-18.1
Income from continuing operations	215.0	34.1	25.6	214.5	30.3
(Loss) income from discontinued operations, net of tax	-157.9	34.6	-608.1	-36.6	64.1
Net income (loss)	57.1	68.7	-582.5	177.9	94.4

Earnings (loss) per share(2):
Average number of shares (millions)	146.2	146.4	63.4	39.8	39.9
Basic earnings (loss) per share:
from continuing operations	1.47	0.23	0.40	2.71	0.38
from discontinued operations	-1.08	0.24	-9.59	-0.47	0.81
Total basic earnings (loss) per share	0.39	0.47	-9.19	2.24	1.19

Diluted earnings (loss) per share:
from continuing operations	1.45	0.23	0.40	2.69	0.38
from discontinued operations	-1.07	0.23	-9.49	-0.46	0.80
Total diluted earnings (loss) per share	0.38	0.46	-9.09	2.23	1.18

Balance sheet data:
Total invested assets	5,765.3	6,634.3	7,786.2	7,502.0	6,117.3
Total assets	10,523.0	11,825.9	14,187.3	13,126.9	10,675.0
Reinsurance liabilities	7,036.9	8,200.8	9,898.9	8,428.6	6,986.7
Debt	194.1	391.2	391.1	393.1	392.9
Total liabilities	8,677.0	10,172.5	12,452.5	11,198.9	9,079.8
Total shareholders’ equity	1,846.0	1,653.4	1,734.8	1,928.0	1,595.2
Book value per share	12.63	11.29	11.86	48.47	39.97

Other data:
Net premiums written by segment:
Standard Property & Casualty Reinsurance	816.9	739.0	1,377.4	1,299.9	974.2
Specialty Lines	729.4	737.7	1,565.3	1,119.0	962.4
Life & Health Reinsurance	305.7	306.4	313.2	254.5	230.0
Total net premiums written	1,852.0	1,783.1	3,255.9	2,673.4	2,166.6
Non-life combined ratio	96.3%	107.0%	105.7%	91.7%	100.6%
Ratio of earnings of continuing operations to fixed charges (3)	13.6	3.4	1.9	12.4	11.3

(1)	The figures for the years ended December 31, 2002, 2003 and 2004 have been restated as set out in the Company’s 2004 Form 20-F/A filed with the SEC on February 28, 2006 and as discussed in Note 1 to the financial statements (see page F-11), which decreased 2002 “Losses, Loss expenses and Life benefits” by USD 58.6 million resulting in an increase in net income.

(2)	For the periods 2002 and 2003, the earnings per share have been restated to reflect the Rights Offering that occurred in October 2004.

(3)	The ratio of earnings to fixed charges is calculated by dividing income (loss) before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

The table below shows the components that comprise the non-life ratios, which are non-GAAP measures. As discussed above, management aggregates the results for the Standard Property & Casualty Reinsurance and Specialty Lines segments into non-life business, as they consider this aggregation a key indicator in understanding the performance of Converium.

					Other
	Net	Net	Losses		operating and	Loss	Acquisition	Administration
	premiums	premiums	and loss	Acquisition	administration	ratio	costs ratio	expense ratio	Combined
Combined Ratio	written	earned	expenses	costs	expenses	(1)	(2)	(3)	ratio (4)
Analysis	(USD millions)					(%)
2006
Standard Property & Casualty Reinsurance	816.9	775.6	-441.1	-195.6	-43.9	56.9	25.2	5.4	87.5
Specialty lines	729.4	723.7	-534.3	-192.4	-38.6	73.8	26.6	5.3	105.7
Total Non-life consolidated	1,546.3	1,499.3	-975.4	-388.0	-82.5	65.1	25.9	5.3	96.3
2005
Standard Property & Casualty Reinsurance	739.0	880.8	-729.6	-181.3	-43.9	82.8	20.6	5.9	109.3
Specialty lines	737.7	1,059.2	-772.5	-263.8	-54.5	72.9	24.9	7.4	105.2
Total Non-life consolidated	1,476.7	1,940.0	-1,502.1	-445.1	-98.4	77.4	22.9	6.7	107.0
2004
Standard Property & Casualty Reinsurance	1,377.4	1,392.2	-1,003.0	-353.3	-52.0	72.0	25.4	3.8	101.2
Specialty lines	1,565.3	1,387.6	-1,154.7	-328.1	-53.3	83.2	23.6	3.4	110.2
Total Non-life consolidated	2,942.7	2,779.8	-2,157.7	-681.4	-105.3	77.6	24.5	3.6	105.7
2003
Standard Property & Casualty Reinsurance	1,299.9	1,285.2	-838.8	-266.4	-48.0	65.3	20.7	3.7	89.7
Specialty lines	1,119.0	1,038.1	-713.0	-228.0	-39.6	68.7	22.0	3.5	94.2
Total Non-life consolidated	2,418.9	2,323.3	-1,551.8	-494.4	-87.6	66.8	21.3	3.6	91.7
2002
Standard Property & Casualty Reinsurance	974.2	942.1	-668.4	-234.2	-38.5	70.9	24.9	4.0	99.8
Specialty lines	962.4	885.5	-709.6	-157.4	-34.3	80.1	17.8	3.6	101.5
Total Non-life consolidated	1,936.6	1,827.6	-1,378.0	-391.6	-72.8	75.4	21.4	3.8	100.6

(1)	Losses divided by net premiums earned

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
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

D. RISK FACTORS
Risks relating to Converium and the reinsurance industry
If we do not successfully implement our strategy or if such strategy is not effective, it could have a material adverse effect on our business, financial condition, results of operations and cash flows
As a multi-line reinsurer Converium pursues a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America, and the Middle East. Reflecting its significant capabilities in this particular area, the Company places a distinct focus on global specialty lines. Converium implements its strategy by:
–	Making investments in specialty lines: Based on the Company’s track record and human capital Converium is committed to further expanding its specialty portfolio, including Aviation & Space, Engineering, Marine & Energy, Credit & Surety and Agribusiness.
–	Maintaining and developing multiple distribution channels, including joint ventures: To leverage Converium’s proven skills at identifying and managing joint ventures and distribution channels which provide direct access to business, the Company will continue to seek opportunities in this field. This offers growth opportunities beyond organic business development and outright acquisitions.
–	Broadening the client base: In addition to expanding relationships with existing clients Converium seeks to establish new relationships in the Company’s preferred geographical markets and lines of business.
–	Expanding the knowledge base: Converium believes in the value of a knowledge-based business model, offering clients insight and services beyond pure underwriting capacity. To this end, the Company will continue to boost its intellectual capital.
–	Further enhancing the risk management and control culture: These efforts will focus on further implementing a state-of-the-art Enterprise Risk Management (“ERM”) framework.
–	Advancing cost and capital efficiency: Converium is committed to further rationalize its internal processes and setup in order to achieve a competitive administrative expense ratio. In addition, Converium constantly seeks to maximize capital efficiency by exploring opportunities for leveraging its balance sheet and transferring risks directly to the capital markets.
There can be no assurance, however, that we will be able to successfully implement our strategy or that the strategy will be effective. The implementation and the effectiveness of this strategy are based on a certain number of assumptions (including continued client acceptance outside the United States) and factors that are not under our control. If economic conditions, our competitive position, our rating level or our financial condition are not consistent with these assumptions or our objectives, or if the measures envisaged by the strategy are insufficient, it is possible that our strategy would fail and that we would not achieve our objectives. In this case, our business and financial condition could deteriorate and new measures would need to be devised and implemented.
A ratings downgrade could have a material adverse effect on our business, financial condition, result of operations or cash flows
If our ratings were significantly downgraded, our competitive position in the reinsurance industry may suffer, and it could be more difficult for us to market and sell our products. Certain business that we write contains terms that give the ceding company the right to terminate cover and/or require collateral if our ratings are downgraded. A significant downgrade could result in a significant reduction in the number of reinsurance contracts we write and in a substantial loss of premium volume as client companies and brokers that place their business, move to other competitors with higher ratings.
The claims paying ability ratings assigned by rating agencies to reinsurance or insurance companies are based upon factors and criteria established independently by each rating agency. Rating agencies may downgrade or withdraw their ratings in the future if we do not continue to meet the then current criteria for the ratings previously assigned to us. Such criteria may change, perhaps significantly, at the sole discretion of the rating agencies.
Based on the developments in 2004, Standard & Poor’s Ratings Services lowered its rating of Converium, including its subsidiaries, to BBB and following the rights offering changed this rating to BBB+. On March 1, 2007 Standard & Poor’s raised the rating to A- (Stable Outlook). Although A.M. Best placed its rating of Converium on watch with a positive outlook on September 7, 2006, it continues to rate the Company at B++, the level to which it was downgraded in 2004.
Claims-paying ability and financial strength ratings are a key factor in establishing the competitive position of reinsurers. The Company believes that the A- rating from Standard & Poor’s is sufficient but that the B++ rating from A.M. Best may not satisfy the criteria required by some of its target clients and brokers, and that this rating may negatively impact new business and adversely affect its ability to compete.

In the light of changing business circumstances associated with Converium’s ratings downgrade in 2004, Converium entered into fronting agreements with Munich Re and National Indemnity Company in order to support and sustain the aviation business from GAUM. Converium expects that continuation of its membership in GAUM will be supported by its rating upgrade from Standard & Poor’s but to some extent may still be conditional upon entering into fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium has currently two fronting arrangements in place, both with National Indemnity Company and Munich Re. The current fronting agreement covers the GAUM business written in the US and Canada and is effective from January 1, 2007 until December 31, 2007. The other fronting agreement is for GAUM business written outside the US and Canada and was originally effective from January 1, 2007 until June 30, 2007 and has now been renewed for the period until December 31, 2007.
We cannot guarantee that we will be able to maintain the A-rating from Standard & Poor’s and, in the case of a rating downgrade by Standard & Poor’s by two notches to below BBB+, Converium’s membership in GAUM pool would be reduced to less than a 5% share. In such a case, Converium would not be permitted to participate in future pool business and would have to collateralize, through letters of credit, its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it would also be required to sell its 30.1% stake in GAUM. In 2006, this business generated USD 230.8 million of gross premiums written. See Notes 7 and 17 to our 2006 consolidated financial statements for additional information on GAUM.
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
As of December 31, 2006, we had USD 6,348.6 million of gross reserves and USD 5,743.7 million of net reserves for losses and loss expenses. If we underestimated these net reserves by 5%, this would have resulted in an additional USD 287.2 million of incurred losses and loss expenses, before income taxes, for the year ended December 31, 2006.
Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from newly acquired lines of business, changes in the legal environment, or extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions. We continue to conduct pricing, loss reserving, claims and underwriting studies for many casualty lines of business, including those in which preliminary loss trends are noted. Converium has experienced moderate favorable developments of its loss reserves. Since 2002, Converium has recorded USD (425.6) million of favorable development from continuing operations on prior year’s non-life business (2002: USD (113.9) million; 2003: USD (195.7) million; 2004: USD 72.8 million; 2005 USD (86.0) million; and 2006 USD (102.8) million). The positive reserve development within 2006 was largely within the Property line of business, primarily within the underwriting years 2003 and 2004 as well as the aviation line of business, primarily within the underwriting years 2002, 2003 and 2004.
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
We may be unable to meet the collateral requirements necessary for our business
In November 2004, Converium AG obtained a USD 1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s operating companies with a USD 1.5 billion capacity for issuing letters of credit and a USD 100.0 million liquidity reserve. As of December 31, 2006, Converium had outstanding letters of credit of USD 1,974.5 million under the Syndicated Letter of Credit Facility and other bilateral letter of credit arrangements. Investments of USD 1,973.5 million were pledged as collateral related to the Syndicated Letter of Credit Facility and other irrevocable letters of credit of USD 769.1 million (to secure certain assumed reinsurance contracts). Converium must comply with various financial covenants in order to avoid default under the agreement. In an event of default, the majority lenders may cancel the total commitment and/or may declare that all amounts outstanding may be immediately due and payable and that full cash cover in respect of each letter of credit is immediately due and payable.
See “Item 3. — Key information — D. Risk factors – Ratings changes” for information on collateral requirements related to GAUM and Notes 7 and 17 to our 2006 consolidated financial statements.
We are subject to the cyclical nature of the reinsurance industry
The insurance and reinsurance industries, particularly the non-life market, are cyclical. Historically, operating results of reinsurers have fluctuated significantly because of volatile and sometimes unpredictable developments, many of which are beyond their direct control. These developments include:
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
Securitization trend could disadvantage medium-sized players
The reinsurance market is undergoing changes in the nature of its core business practices. One of the trends in the insurance industry has been the development of instruments designed to allow for the trading of insurance risks in the capital markets. Examples of insurance securitization tools that have been developed include catastrophe bonds and catastrophe equity puts. Trading insurance risks in the capital markets will spread the risks across alternative risk carriers which could lead to a reduced demand for reinsurance products.
We may face competitive disadvantages in the reinsurance industry
The reinsurance industry is highly competitive. Some of our competitors may have greater financial or operating resources or offer a broader range of products or more competitive pricing than we do. Our ability to compete is based on many factors, including our overall financial strength and rating, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered, speed of claims payment, reputation, experience and qualifications of employees and local presence. We compete for reinsurance business in international reinsurance markets with numerous reinsurance and insurance companies, some of which have greater financial or other resources and some of which have higher financial strength ratings. We believe that our largest competitors include:
•	Munich Reinsurance Company;
•	Swiss Reinsurance Company;
•	Hannover Re Group;
•	SCOR;

•	PartnerRe Group; and
•	Lloyd’s syndicates active in the London market.
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
As a result of ongoing investigations of the insurance and reinsurance industry and non-traditional insurance products, we conducted an internal review and analysis of certain of our reinsurance transactions and have previously restated our financial statements, however the governmental inquiries are ongoing
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to Converium Reinsurance (North America) Inc. (“CRNA”) by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of certain members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions which improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998, which occurred during late 2005. As part of this process, the Audit Committee involved its independent group auditors, PricewaterhouseCoopers Ltd.
As noted above, we are fully cooperating with the governmental authorities, and are in the process of sharing the results of our internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of our financial results in the future and could have a materially adverse effect on Converium.
We are a defendant in a class action lawsuit related to the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1996 to 2001
As discussed in greater detail below, the Company is a defendant in a securities law class action case arising out of the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1996 to 2001. The consolidated actions are in the discovery phase; thus, the timing and outcome of these matters are not currently predictable. The costs of defending the class actions may have a material impact on our operating results in future reporting periods and an unfavorable outcome could have a materially adverse effect on the Company’s financial condition, results of operations and cash flows.

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
See “Item 4. — B. Business Overview — Regulation”.
European Reinsurance Directive may disadvantage companies like us which are not established within the European Union
The new EU Reinsurance Directive that was adopted on November 16, 2005 does not provide for any discrimination of non-EU based reinsurance companies. However, if the individual EU member states, in implementing the EU Reinsurance Directive, should include any discriminatory regulations with respect to reinsurers of a non-EU member state, this could be a disadvantage for Converium AG in its doing business in the EU, as Converium AG derives a substantial proportion of its revenues within the EU and any competitive disadvantage we face there could have an adverse effect on our financial condition, results of operations or cash flows. However, a large portion of those revenues are being written through our subsidiary in the EU member state Germany, where no negative impact can arise from the implementation of the directive. In addition Converium has a second subsidiary in the UK, which also is an EU member. See “Item 4. — Information on the Company — B. Business Overview — Regulation — European Union Directives”.
Our exposure to catastrophic events, both natural and man-made, may cause unexpected large losses
A catastrophic event or multiple catastrophic events may cause unexpected large losses and could have a material adverse effect on our business, financial condition, and results of operations or cash flows. Natural catastrophic events to which we are exposed include windstorms, hurricanes, earthquakes, tornadoes, severe hail, severe winter weather, floods and fires and man-made catastrophic events, for example, acts of terrorism, are inherently unpredictable in terms of both their occurrence and severity. For example, in 2005, the reinsurance industry suffered extensive losses from the hurricanes that occurred in the United States and the floods in Continental Europe. These events adversely affected our results.
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

Our efforts to protect ourselves against catastrophic losses, such as the use of selective underwriting practices, purchasing reinsurance (known as retrocessional reinsurance, when bought by a reinsurer such as Converium) and monitoring risk accumulation may not prevent such occurrences from adversely affecting our profitability or financial condition.
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
Although Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure for losses and loss expenses arising out of the September 11th terrorist attacks at USD 289.2 (subsequently reduced to USD 231.0 million following the sale of our North American operations), net of retrocessional reinsurance recoveries, terrorist attacks and other man-made catastrophic events may have a material adverse effect on our business, financial condition or results of operations. For a discussion of the impact of the September 11th terrorist attacks on our business, see Note 8 to our 2006 consolidated financial statements.
If we are unable to achieve our investment objectives, our investment results may be adversely affected
Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could have a material adverse effect on our financial condition, results of operations or cash flows. For the years ended December 31, 2006 and 2005, net investment income and net realized capital gains accounted for 13.4% and 11.4% of our revenues, respectively. Our capital levels, ability to pay claims and our operating results substantially depend on our ability to achieve our investment objectives, which may be affected by general political and economic conditions that are beyond our control.
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
Capital market fluctuations may adversely impact the value of our investments and shareholders’ equity
We had a cash and investments portfolio of USD 6,398.4 million as of December 31, 2006. As with any institutional investor with a similarly sized portfolio, Converium is exposed to the financial markets; in particular, an increase in interest rates, and a resulting decline in the market value of our fixed income securities, would adversely impact our shareholders’ equity for the securities we account for as available-for-sale.
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
Foreign exchange rate fluctuations may impact our financial condition, results of operation and cash flows
We publish our financial statements in US dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British pound and Swiss franc, into US dollars will impact our reported financial condition, results of operations and cash flows from year to year. These fluctuations in exchange rates will also impact the US dollar value of our investments and the return on our investments. For 2006, approximately:
•	80% of our net premiums written
•	60% of our net investment income
•	85% of our losses, loss expenses and life benefits, and
•	72% of our operating expenses
were denominated in currencies other than the US dollar. As we will only be writing limited business from the United States, a smaller proportion of our business will be denominated in US dollars in the future. For a discussion of the impact of material changes in foreign exchange rates on our shareholders’ equity, see “Item 11. — Quantitative and Qualitative Disclosures About Market Risks”.
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
We are dependent on a small number of reinsurance brokers for a large portion of our revenue and exposed to their credit risk
We market our reinsurance products in our target markets in part through reinsurance brokers. In some markets we principally write through reinsurance brokers. Loss of all or a substantial portion of the business written through brokers could have a material adverse effect on our financial condition, results of operations or cash flows.
Although the percentage of our gross premiums written produced through brokers decreased to 28% in 2006 (from 32% in 2005), we are still subject to risks associated with business produced through brokers. In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us. We refer to these insurers as ceding insurers. In some jurisdictions, or pursuant to some contractual arrangements, if a broker fails to make such a payment, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with reinsurance brokers around the world.
We may be adversely affected if Zurich Financial Services or its subsidiaries fail to honor their obligations to us or our clients
As part of the Formation Transactions described under “Formation transactions and relationship with Zurich Financial Services” in “Item 4. — Information on the Company — A. History and Development of the Company” and in “Item 10. — Additional Information — C. Material Contracts”, we entered into a number of contractual agreements with Zurich Financial Services and its affiliates including the Master Agreement, the Quota Share Retrocession Agreement, the Master Novation and Indemnity Reinsurance Agreement, service agreements, lease agreements and certain indemnity agreements. Among other things, under the Quota Share Retrocession Agreement, Zurich Financial Services, through its subsidiaries, provides us with a substantial amount of our investment returns. Additionally, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our exposure, net of retrocessional reinsurance recoveries, for losses and loss expenses arising out of the September 11th terrorist attacks at USD 289.2 million, (subsequently reduced to USD 231.0 million following the sale of our North American operations) the amount of loss and loss expenses we recorded as of September 30, 2001. In addition, subsidiaries of Zurich Financial Services have provided us with retrocessional reinsurance protection, provided coverage for certain workers’ compensation exposure, indemnified us for specified taxes and other matters and agreed to lease or sublease office space to us. Therefore, we are exposed to credit risk from Zurich Financial Services with respect to these obligations.

In addition, Zurich Financial Services subsidiaries remain the legal counterparty for many of our assumed reinsurance contracts, particularly those reinsurance contracts entered into prior to the date of the initial public offering. Although we do not have credit risk exposure with respect to these contracts, if these Zurich Financial Services subsidiaries do not honor their commitments efficiently and effectively to these clients, we might bear reputational risk. See “Item 4. – Information on the Company – A. History and Development of the Company”.
We are dependent on a small number of relationships for a substantial proportion of our business; the loss of a key business relationship could significantly reduce our premium volume and reduce net income
Substantial parts of our current business come from a small number of relationships such as Lloyd’s syndicates, MDU and GAUM which represent approximately 38% of our total gross premiums written. We are therefore exposed to certain concentration risk. The loss of all or a substantial portion of a key business relationship could significantly reduce the gross premium written and net income of a business segment or the company overall.
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
We are potentially exposed to a significant loss of business in the event of a change of control
Certain business that we write contains termination provisions which give the ceding company or counterparty the right of termination in the event of a change in control. Whether a change in control has taken place will ordinarily be determined by the legal jurisdiction which governs the individual contract concerned.
The Company has a number of material contracts which contain such a clause including the aviation pool membership and shareholders agreement in GAUM, the MDU business and our shareholding in MDUSL and the ZIC and ZIB Quota Share Retrocession Agreements. Accordingly the exercise of termination provisions following a change in control could have a material adverse impact on our business, operating results and financial condition.
We may require additional equity or debt financing in the future, which may only be available at unfavourable terms
Our future capital requirements depend on many factors, including our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses.
We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favourable to us.
Equity financings could be dilutive to our existing shareholders and could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. If we cannot obtain adequate capital on favourable terms or at all, our business, operating results and financial condition could be adversely affected.
Risks Related to SCOR’s Tender Offer for Converium’s registered shares
On May 9, 2007, Converium and SCOR entered into a transaction agreement (the “SCOR Transaction Agreement”) pursuant to which SCOR agreed to offer holders of Converium’s registered shares 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend SCOR’s Tender Offer (the "SCOR Tender Offer") to Converium shareholders. We are subject to the following risks as a result of the SCOR Tender Offer:
Regardless of whether or not the SCOR Tender Offer is completed, the announcement and pendency of the SCOR Tender Offer could cause disruptions in our business
Uncertainty about the effect of the SCOR Tender Offer on our business operations and employees could result in a material adverse effect on our financial condition and operating results. These uncertainties may impair our ability to retain and motivate key personnel until the SCOR Tender Offer is completed and could cause our customers and other parties who deal with us to defer decisions regarding business relationships with us or other decisions concerning us, or to seek to change existing business relationships with us. If key employees depart because of uncertainty about their future roles with us, our ability to continue to execute our business and strategic plans could be adversely affected. In addition, the attention of our management may shift away from our ongoing business toward the completion of the SCOR Tender Offer and the integration of our businesses following the consummation of the SCOR Tender Offer. If the SCOR Tender Offer is not completed, our management will have spent considerable time, and incurred significant expenses, which could adversely affect our business and results of operations. Converium expects significant transaction and defense services costs during 2007. In addition, the loss of employees, customers or other relationships during the pendency of the SCOR Tender Offer could adversely affect our business if the SCOR Tender Offer is not completed. Furthermore, the SCOR Transaction Agreement generally restricts us, until the SCOR Tender Offer occurs, from taking actions outside of the ordinary course of business, without the consent of SCOR. These restrictions could adversely affect our ability to pursue key aspects of our strategic plans prior to the completion of the SCOR Tender Offer.
If SCOR is unsuccessful and the SCOR Tender Offer is not consummated, SCOR will control a substantial portion of our registered shares
If the SCOR Tender Offer is not consummated, SCOR will control approximately 32.9% of our voting securities. As a result, SCOR may over time be able to remove our current directors and elect a slate of its own directors and otherwise exert significant influence over the day-to-day affairs of the Company.
After completion of the SCOR Tender Offer, there may be substantial difficulty and costs associated with the integration of our operations with those of SCOR’s
Prior to the completion of the SCOR Tender Offer, the Company and SCOR operated, and will continue to operate, as independent companies, each with its own business, products, customers, employees, culture and systems. As such, the integration process will be complex, time-consuming and expensive and we may face substantial difficulties, costs and delays associated with the integration, including:
•    perceived adverse changes in product offerings available to clients or client service standards, whether or not these changes do, in fact, occur;
•    the retention of our and SCOR’s existing clients, joint venture partners and underwriters; and
•    retaining and integrating management, underwriters and other key employees of the resulting company.
After the consummation of the SCOR Tender Offer, the combined company may seek to consolidate certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. The combined company may be unsuccessful or delayed in implementing the integration of these systems and processes and, as a result, the expected benefits of a transaction with SCOR may be delayed. Furthermore, as discussed below, following the consummation of the SCOR Tender Offer, Inga Beale, our Chief Executive Officer, and Paolo De Martin, our Chief Financial Officer, will be terminated with effect as of December 31, 2007.
We entered into the SCOR Transaction Agreement with the expectation that the combination with SCOR could result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the resulting company in its businesses, cross-selling opportunities, cost savings and operating efficiencies. Achieving the anticipated benefits is subject to general competitive factors in the marketplace and a number of uncertainties, including our ability to integrate with SCOR in an efficient and effective manner. Any delay or the failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact the resulting company’s business, financial condition and operating results.
While we have no intention of doing so, the SCOR Transaction Agreement limits our ability to pursue alternatives to the SCOR Tender Offer
Under the terms of the SCOR Transaction Agreement, we are generally precluded from encouraging or participating in any discussions that could lead to an alternative transaction to the current transaction with SCOR. Similarly, subject to certain exceptions, our Board of Directors is restricted in its ability to withdraw or modify its recommendation that our stockholders approve the SCOR Tender Offer.
The consideration offered in the SCOR Tender Offer is substantially share based which, if taken up by shareholders, would expose them to any future SCOR share price fluctuations
The consideration offered in the SCOR Tender Offer is substantially share based which, if taken up by shareholders, would expose them to any future SCOR share price fluctuations. In addition, our review of SCOR’s business was limited to publicly available information. Consequently, we have not independently verified the public information available to us and any undisclosed or unknown liabilities of SCOR may have an adverse affect on the benefits of the combination or on SCOR’s profitability, results of operations, financial condition or prospects following the combination.
The market for the Company’s registered shares and ADSs may be less liquid following completion of the SCOR Tender Offer, and the value of registered shares and American Depository Shares may be lower
The consummation of the SCOR Tender Offer will reduce the number of holders of Converium registered shares as well as the number of Converium registered shares that might otherwise trade publicly and, depending upon the number of Converium registered shares so exchanged, could adversely affect the liquidity and market value of the remaining Converium registered shares and American Depositary Shares held by the public. The extent of the public market for the Converium registered shares and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in Converium registered shares or Converium American Depositary Shares, and the possible termination of registration of Converium registered shares and American Depositary Shares under the Exchange Act, would adversely affect the amount of publicly available information with respect to Converium.
The SCOR Tender Offer has not been extended in, or into, the United States or to holders of the Company’s American Depositary Shares
Because the SCOR Tender Offer has not been extended to holders of our registered shares in the United States and is not extended to holders of the Company’s American Depositary Shares, regardless of whether such American Depositary Shares are held by persons outside of the United States, to the extent you are a U.S. resident or hold American Depositary Shares, you may not participate in the SCOR Tender Offer. In that instance, following the consummation of the SCOR Tender Offer, you may hold shares or American Depositary Receipts in a Company controlled by SCOR.
The failure of SCOR to consummate the SCOR Tender Offer could negatively affect the price of our registered shares and American Depositary Shares and our future business and financial prospects.
There is no assurance that SCOR will successfully complete the SCOR Tender Offer. If the SCOR Tender Offer is not completed, our management will have spent considerable time, and incurred significant expenses, which could adversely affect our business and results of operations. Our management has spent, and will continue to spend, considerable amounts of time focusing on the integration of our businesses, which could limit their time and effort available to pursue other business activities that may be important to our operations. Additionally, the market price of our registered shares and American Depositary Shares may reflect a market assumption that the SCOR Tender Offer is likely to be consummated, and a failure to do so would likely result in a decline in the market price of our registered shares and American Depositary Shares.
ITEM 4. INFORMATION ON THE COMPANY
Converium Holding AG was incorporated in Switzerland on June 19, 2001 as a joint stock company as defined in article 620 et seq. of the Swiss Code of Obligations. We were registered on June 21, 2001 in the Commercial Register of the Canton of Zug with registered number CH-170.3.024.827-8. Our registered office is General Guisan-Quai 26, CH-8002 Zürich, Switzerland and our telephone number is +41 44 639 9335.

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
The Formation Transactions consisted of the following principal steps:
•	The transfer to us of the “Zurich Re” reinsurance business now conducted by Converium AG, through a series of steps including:
o	Our reinsurance of this business through quota share retrocession agreements with two units of Zurich Financial Services, (the “Quota Share Retrocession Agreement”);

o	The establishment of “funds withheld” balances in our favor by the applicable units of Zurich Financial Services (the “Funds Withheld Asset”), on which we will be paid investment returns by the Zurich Financial Services units;

o	The transfer of assets including cash, marketable securities and participations by Zurich Financial Services and its subsidiaries to Converium, together with the assumption of liabilities;
•	The acquisition of the Cologne reinsurance business through the transfer by a subsidiary of Zurich Financial Services to Converium AG of its 98.63% interest in ZRK, which was renamed Converium Rückversicherung (Deutschland) AG. Converium’s interest in Converium Rückversicherung (Deutschland) AG increased to 100% in January 2003;

•	The acquisition of the North American reinsurance business through the transfer by a subsidiary of Zurich Financial Services of all of the voting securities of Zurich Reinsurance (North America) Inc. to CHNA Inc., a wholly owned subsidiary of Converium AG. In conjunction with this transfer, CHNA assumed USD 200 million of public debt from a subsidiary of Zurich Financial Services, and Zurich Reinsurance (North America), Inc. was renamed CRNA;

•	The sale of 35,000,000 of our registered shares to the public by Zurich Financial Services on December 11, 2001 in our initial public offering and the subsequent sale of 5,000,000 of our registered shares to the public by Zurich Financial Services on January 9, 2002 as a result of the underwriters’ exercise of their over-allotment option, which sales resulted in the public owning 100% of our shares; and

•	After our initial public offering, Converium AG used cash transferred to us by Zurich Financial Services to acquire from subsidiaries of Zurich Financial Services approximately USD 140 million of residential and commercial rental properties located in Switzerland.
As part of the Formation Transactions, Zurich Financial Services and its subsidiaries transferred cash and other assets and liabilities to Converium. The assets transferred to us included:
•	The shareholders’ equity of the legal entities comprising our operating businesses;

•	The operating assets of the Zurich reinsurance business; and

•	The balance of the assets transferred to us consisted of investments and cash, of which approximately USD 140 million was used by Converium AG to acquire residential and commercial rental properties located in Switzerland from subsidiaries of Zurich Financial Services
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
Converium Insurance (UK) Ltd is an insurance company that incorporated for unlimited duration in the United Kingdom on November 11, 2002. It holds a license as an insurer from the United Kingdom Financial Services Authority dated May 27, 2003. Converium Insurance (UK) Ltd engages in issuing insurance and reinsurance policies in conjunction with selected cases, currently comprising of our business relating to MDU and GAUM. It has authorized share capital of GBP 60,000,000 divided into 60,000,000 shares with a par value of GBP 1 per share, all of which are owned by Converium Holdings (UK) Ltd.
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
On December 13, 2006, Converium sold its US operations including CRNA and Converium Insurance (North America) Inc. (“CINA”) to National Indemnity Company, a Berkshire Hathaway company for a total consideration of USD 295.0 million comprising of USD 95.0 million in cash and USD 200.0 million in assumption of debt. Converium has not provided any guarantee or indemnity in respect of the reserves of the North American operations. The transaction was approved by the Insurance Department of the State of Connecticut.
On Monday, February 19, 2007, SCOR publicly announced that it had acquired a 32.9% interest in Converium’s outstanding registered shares, of which 8.3% and 24.6% were acquired through direct market purchases and share purchase agreements, respectively. On Monday, February 26, 2007, SCOR issued a pre-announcement of the then unsolicited tender offer for Converium’s registered shares (as defined below) in accordance with the laws of Switzerland.
On April 5, 2007, SCOR formally launched an unsolicited tender offer pursuant to which each of Converium’s registered share were to be exchanged for 0.5 ordinary shares of SCOR and CHF 4, the cash portion of which was to be reduced by the gross amount of any dilutive effects in respect of Converium’s registered shares prior to the consummation of the SCOR Tender Offer. On May 9, 2007, Converium and SCOR entered into the SCOR Transaction Agreement pursuant to which SCOR agreed to offer holders of Converium’s registered shares 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend the SCOR Tender Offer to Converium shareholders. SCOR has further agreed to not to reduce the cash portion of the offer consideration by the Company’s gross dividend of 0.20 CHF per share for the fiscal year ended December 31, 2006. The SCOR Tender Offer is governed by the laws of Switzerland and is extended to all holders of the Company’s registered shares located outside of the United States and Japan and is not extended to holders of the Company’s American Depositary Shares, regardless of whether such American Depositary Shares are held by persons outside of the United States or Japan. The SCOR Tender Offer commenced on June 12, 2007 and will remain open for acceptances for a period of 20 business days.

B. BUSINESS OVERVIEW
Overview
Converium Holding AG and subsidiaries (“Converium” or the “Company”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. As a multi-line reinsurer, we pursue a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America and the Middle East and a distinct focus on global specialty lines. In addition, we underwrite and manage US-originated business through Converium AG, Zurich, with a focus on shorter-tail lines. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’

financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. The business segments are supported by global business support functions such as Actuarial & Risk Management Services, and by global services such as Human Resources, Finance and IT. We believe that this structure provides a higher degree of transparency, accountability and management control. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
We offer a broad range of non-life and life reinsurance products. In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
In addition to our offices in Cologne, Zug and Zurich, we have branch offices in Bermuda, Labuan, Milan, Paris, Singapore, Sydney as well as marketing offices in Buenos Aires, Sao Paulo and Tokyo and Kuala Lumpur. We have a sub-holding company in London and finance subsidiaries in Luxembourg and Bermuda, an IP company in Zug, Switzerland and a licensed reinsurance company in Guernsey, United Kingdom, facilitating intra-group reinsurance within Converium.
We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In addition, we generate business through strategic partnerships and joint ventures such as GAUM and MDU. In 2006, 28% of our gross premiums written were written through intermediaries and 72% of our business was written on a direct basis.
In 2004, Converium’s North American operations were placed into orderly run-off and reported as the Run-Off segment to monitor this business on a stand-alone basis. On December 13, 2006, Converium sold its North American operations to National Indemnity Company, a Berkshire Hathaway company. Our North American operations were previously reported as the principal component of a separate segment, the Run-Off segment. Converium’s financial results of the North American business, including prior period amounts, have been reclassified to discontinued operations. For further details regarding the sale of the North American operations, see Note 2 to our 2006 consolidated financial statements.
Our vision
We aim to be a major player in the international reinsurance industry. Our efforts are focused on supporting our clients with leading-edge solutions. We aspire to be recognized as a learning, decisive, communicative and action-oriented organization.
Our mission
We are an international multi-line reinsurer that satisfies our clients’ needs by excelling at analyzing, assuming and managing risks. We are experts in managing our clients’ volatility and helping them optimize capital efficiency. In an ethical and responsible manner we provide:
•	sustainable value growth for our shareholders;

•	excellent service for our customers and intermediaries; and

•	a fulfilling work environment for our employees.
Our strategy
As a multi-line reinsurer Converium pursues a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America, and the Middle East. Reflecting its significant capabilities in this particular area, the Company places a distinct focus on global specialty lines. Converium implements its strategy by:
–	Making investments in specialty lines: Based on the Company’s track record and human capital Converium is committed to further expanding its specialty portfolio, including aviation & space, engineering, marine & energy, credit & surety and agribusiness.

–	Maintaining and developing multiple distribution channels, including joint ventures: To leverage Converium’s proven skills at identifying and managing joint ventures and distribution channels which provide direct access to business, the Company will continue to seek opportunities in this field. This offers growth opportunities beyond organic business development and outright acquisitions.
–	Broadening the client base: In addition to expanding relationships with existing clients Converium seeks to establish new relationships in the Company’s preferred geographical markets and lines of business.
–	Expanding the knowledge base: Converium believes in the value of a knowledge-based business model, offering clients insight and services beyond pure underwriting capacity. To this end, the Company will continue to boost its intellectual capital.
–	Further enhancing the risk management and control culture: These efforts will focus on further implementing a state-of-the-art Enterprise Risk Management (ERM) framework.
–	Advancing cost and capital efficiency: Converium is committed to further rationalise its internal processes and setup in order to achieve a competitive administrative expense ratio. In addition, Converium constantly seeks to maximize capital efficiency by exploring opportunities for leveraging its balance sheet and transferring risks directly to capital markets.
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
Guiding principles for our business
We have established the following guiding principles for the development of our business:
•	Our lead objective is to maximize economic value. The metrics we use to measure this are pre-tax operating income and “performance excess”. “Performance excess” is the measure we use to implement economic value-based management at Converium and is an internal key metric for measuring expected and actual underwriting performance. “Performance excess” represents the economic value added attached to all reinsurance contracts in our portfolio and takes into account all expected benefits and costs emanating from a contract or group of contracts, including expected premiums, expected losses and all other internal and external costs including taxes and the costs of the allocated risk-based capital. Hence, “performance excess” equals the expected net present value created for shareholders, in excess of the cost of capital;

•	To optimize our overall risk profile, we balance and diversify our portfolio by line of business, by region and by duration;

•	All contracts we underwrite should be profitable in expectation; that is, a “performance excess” target of at least equal to zero.

•	We seek to grow our business, but sustainable profitability is a prerequisite; and

•	Assumed London market retrocession, financial guarantees and underwriting authorities for assumed reinsurance are outside of our strategic scope.
In addition, we have established the following guiding principles to manage our business:
Cycle management. We have a systematic approach to the allocation of capital and resources to those lines of business and markets that meet our profitability standards, and to withdraw from business that does meet our performance thresholds. Historically, the reinsurance cycles in different lines of business and markets have not moved simultaneously. Our strong international franchise and our distribution and servicing platform provide broad access to an international reinsurance market, and enable the flexible allocation of resources to those lines of business or markets in which profitability prospects are most favorable at any point in time. Our well established relationships with clients and intermediaries, as well as our transparent pricing approach, allow us to manage the cycle by moving in and out of lines of business or markets without putting long-term business relationships at risk.
Risk management. The prominence of risk within Converium, together with its inclusive implementation, has further strengthened the Company’s Enterprise Risk Management (ERM) practices. This approach is based on five pillars: Risk Management Culture, Risk Controls, Emerging Risk Management, Risk and Capital Models, and Strategic Risk Management. ERM was designated as a distinct rating category by Standard & Poor’s (together with other rating agencies) in 2006. It is designed to focus financial institutions on taking a comprehensive view of their entire risk landscape, and gain a holistic approach to risk measurement, rather than having potential exposures in distinct risk areas.
Operational excellence. We manage our expense base effectively through continuous analysis of business processes and operational structures, with a view to enhancing business integration and achieving synergies and efficiencies.
Retention management. We manage our gross and net risk positions on a group-wide basis, through global risk pooling and the use of retrocession on specific line of business exposures.
Investment policy. We allocate capital primarily to support underwriting risks with the aim of optimizing the after-tax risk-return characteristics of our investment portfolio. The recently hired global asset manager assumed overall responsibility for the management of our fixed income portfolio. In order to achieve a higher yielding diversification we adopt a less defensive and more sophisticated approach towards managing this asset class, which is by far the single largest class in Converium’s investment portfolio. A shift of our assets into less constrained portfolios supports the optimization of investment yield. Nevertheless, our asset allocation continues to focus on a core portfolio of high quality bonds supplemented by complementary portfolios in other asset classes, including equities, real estate and non traditional or alternative investments.
Capital management. Our main capital management objectives focus on:
–	a disciplined approach based on our state of the art Enterprise Risk Management (ERM) approach, with excess capital being deployed for profitable growth and being returned to shareholders;

–	an optimized and appropriately leveraged balance sheet;

–	a consistent dividend policy with a proposed sustainable pay-out ratio of 25-35%.
Our business
The table below presents, by segment, the distribution of our premiums written and segment income (loss) for the years ended December 31, 2006, 2005 and 2004. For additional information regarding the results of our operating segments, see “Item 5– Operating and Financial Review and Prospects – A. Operating Results” and the Schedule of Segment Data on pages F-9 and F-10 of the financial statements.

	Gross premiums written			Net premiums written			Segment income (loss)
	(USD millions)			(USD millions)			(USD millions)
For the year ended December 31	2006	2005	2004	2006	2005	2004	2006	2005	2004
Business Segment:
Standard Property & Casualty Reinsurance	890.6	803.1	1,509.0	816.9	739.0	1,377.4	204.6	45.9	88.3
Specialty Lines	777.0	833.1	1,655.3	729.4	737.7	1,565.3	98.9	108.9	-13.4
Life & Health Reinsurance	313.3	318.8	327.9	305.7	306.4	313.2	23.5	17.6	16.4
Corporate Center	—	—	—	—	—	—	-54.5	-49.5	-36.8
Total	1,980.9	1,955.0	3,492.2	1,852.0	1,783.1	3,255.9	272.5	122.9	54.5
Other loss							-0.5	-21.9	-4.7
Interest expense							-16.7	-17.2	-18.7
Amortization of intangible assets							—	-21.5	-9.9
Restructuring costs							0.2	-12.1	-0.2
Income tax (expense) benefit							-40.5	-16.1	4.6
Income from continuing operations							215.0	34.1	25.6
(Loss) income from discontinuing operations, net of tax							-157.9	34.6	-608.1
Net income (loss)							57.1	68.7	-582.5
The table below presents the composition of our gross premiums written by line of business for the non-life business segments and the Life & Health Reinsurance segment, separated between reported and change in accrual for the years ended December 31, 2006, 2005 and 2004:

	For the year ended December 31,
	2006			2005			2004
		Change in			Change in			Change in
	Reported	Accrual	Total	Reported	Accrual	Total	Reported	Accrual	Total
	(USD millions)			(USD millions)			(USD millions)
	Gross Premiums Written
Standard Property & Casualty Reinsurance
General Third Party Liability	241.4	-1.3	240.1	260.1	-75.9	184.2	376.2	28.5	404.7
Motor	160.8	9.7	170.5	254.3	-65.4	188.9	479.0	-7.0	472.0
Personal Accident (assumed from non-life insurers)	16.0	-0.6	15.4	23.2	-9.9	13.3	51.6	-17.9	33.7

	For the year ended December 31,
	2006			2005			2004
		Change in			Change in			Change in
	Reported	Accrual	Total	Reported	Accrual	Total	Reported	Accrual	Total
	(USD millions)			(USD millions)			(USD millions)
	Gross Premiums Written
Property	482.8	-18.2	464.6	444.5	-27.8	416.7	631.1	-32.5	598.6
Total Standard Property & Casualty Reinsurance	901.0	-10.4	890.6	982.1	-179.0	803.1	1537.9	-28.9	1,509.0
Specialty Lines
Agribusiness	31.5	5.6	37.1	16.0	20.7	36.7	10.7	0.7	11.4
Aviation & Space	274.7	-12.5	262.2	336.7	-82.1	254.6	486.6	-10.2	476.4
Credit & Surety	72.5	-30.4	42.1	161.8	-103.4	58.4	175.9	33.2	209.1
Engineering	84.6	-16.8	67.8	112.5	-41.9	70.6	126.1	-7.6	118.5
Marine & Energy	62.5	-3.5	59.0	77.9	-13.0	64.9	86.5	-0.7	85.8
Professional Liability and other Special Liability	356.5	-43.4	313.1	346.4	13.0	359.4	422.0	18.3	440.3
Workers’ Compensation	7.7	-12.0	-4.3	84.7	-96.2	-11.5	225.1	88.7	313.8
Total Specialty Lines	890.0	-113.0	777.0	1,136.0	-302.9	833.1	1,532.9	122.4	1,655.3
Life & Health Reinsurance
Life & Disability	257.2	-2.0	255.2	233.5	14.1	247.6	231.0	16.8	247.8
Accident & Health	65.6	-7.5	58.1	67.0	4.2	71.2	90.6	-10.5	80.1
Total Life & Health Reinsurance	322.8	-9.5	313.3	300.5	18.3	318.8	321.6	6.3	327.9
Total	2,113.8	-132.9	1,980.9	2,418.6	-463.6	1,955.0	3,392.4	99.8	3,492.2
Premium accruals are impacted if and when cedents report premium adjustments over time as the underlying exposure becomes increasingly certain. The premium impact is positive, i.e., accruals increase, if the cedent has assumed a higher exposure and hence higher premium than expected at policy inception. It is typically negative if estimated premiums for the assumed exposure turn out to be lower, leading to a reduction in accruals. The process of adjusting premium accruals varies greatly because cedents in many countries around the world apply local practices for, among other things, the recording of exposure, financial reporting as well as reporting to third parties (such as their reinsurers) and the timing of recording final premiums. In addition, accruals can be impacted by contracts cancelled under special termination clauses, leading to a reduction in premium accruals.
Acquisition costs are comprised of different components, of which some are recognized in line with premiums, as opposed to others which are recognized on different bases such as the profitability of each underlying treaty.
The table below presents the composition of the related acquisition costs by line of business for the non-life business segments and the Life & Health Reinsurance segment, separated between reported and change in accrual for the years ended December 31, 2006, 2005 and 2004:

	For the year ended December 31,
	2006			2005			2004
		Change in			Change in			Change in
	Reported	Accrual	Total	Reported	Accrual	Total	Reported	Accrual	Total
	(USD millions)			(USD millions)			(USD millions)
	Acquisition Costs, gross
Standard Property & Casualty Reinsurance
General Third Party Liability	46.1	21.5	67.6	66.2	-46.5	19.7	102.3	2.7	105.0
Motor	33.0	5.0	38.0	27.0	0.7	27.7	80.7	4.1	84.8
Personal Accident (assumed from non-life insurers)	4.7	-0.3	4.4	6.2	-2.7	3.5	16.2	-0.6	15.6
Property	102.9	-0.4	102.5	116.4	-21.1	95.3	136.0	-0.4	135.6
Total Standard Property & Casualty Reinsurance	186.7	25.8	212.5	215.8	-69.6	146.2	335.2	5.8	341.0
Specialty Lines
Agribusiness	4.5	1.9	6.4	2.6	2.9	5.5	2.1	0.4	2.5
Aviation & Space	81.6	3.5	85.1	79.6	-0.8	78.8	86.5	17.3	103.8
Credit & Surety	25.1	-2.5	22.6	54.5	-29.7	24.8	59.0	4.3	63.3
Engineering	23.7	-2.1	21.6	29.8	-7.3	22.5	32.1	-2.6	29.5
Marine & Energy	14.4	-1.3	13.1	17.0	0.1	17.1	18.7	-1.1	17.6
Professional Liability and other Special Liability	41.8	15.0	56.8	51.2	-14.1	37.1	64.3	22.6	86.9

	For the year ended December 31,
	2006			2005			2004
		Change in			Change in			Change in
	Reported	Accrual	Total	Reported	Accrual	Total	Reported	Accrual	Total
	(USD millions)			(USD millions)			(USD millions)
	Acquisition Costs, gross
Workers’ Compensation	2.6	-2.4	0.2	17.7	-21.9	-4.2	34.1	20.6	54.7
Total Specialty Lines	193.7	12.1	205.8	252.4	-70.8	181.6	296.8	61.5	358.3
Life & Health Reinsurance
Life & Disability	77.6	-12.1	65.5	163.8	-94.9	68.9	169.0	-128.0	41.0
Accident & Health	17.6	-6.0	11.6	20.4	1.2	21.6	26.3	-5.4	20.9
Total Life & Health Reinsurance	95.2	-18.1	77.1	184.2	-93.7	90.5	195.3	-133.4	61.9
Total segments	475.6	19.8	495.4	652.4	-234.1	418.3	827.3	-66.1	761.2
Amortization of DAC			-19.0			113.8			15.8
Other costs			10.3			14.0			22.0
Total			486.7			546.1			799.0
The table below presents the geographic distribution of our gross premiums written for the years ended December 31, 2006, 2005 and 2004, based on the location of the ceding companies.

	For the year ended December 31,
	2006		2005		2004
	(USD millions)	% of total	(USD millions)	% of total	(USD millions)	% of total
United Kingdom(1)	539.3	27.2	481.2	24.6	1,156.9	33.1
Germany	399.9	20.2	395.1	20.2	389.6	11.1
France	71.1	3.6	86.1	4.4	158.2	4.6
Italy	87.5	4.4	107.1	5.5	162.3	4.6
Rest of Europe	298.2	15.0	251.1	12.8	379.7	10.9
Far East	120.5	6.1	132.1	6.8	238.5	6.8
Near and Middle East	132.2	6.7	103.1	5.3	124.3	3.6
North America	235.7	11.9	306.7	15.7	752.7	21.6
Central and South America	96.5	4.9	92.5	4.7	130.0	3.7
Total	1,980.9	100.0	1,955.0	100.0	3,492.2	100.0

(1)	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.
The table below presents the distribution of our net premiums written and net premiums earned by line of business for the non-life business segments and the Life & Health Reinsurance segment for the years ended December 31, 2006, 2005 and 2004.

	For the year ended December 31,
	2006		2005		2004
	Net	Net	Net	Net	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums
(USD millions)	written	earned	written	earned	written	earned
Standard Property & Casualty Reinsurance
General Third Party Liability	229.7	210.1	146.7	204.1	379.1	348.1
Motor	143.1	138.1	188.4	256.8	437.4	450.8
Personal Accident (assumed from non-life insurers)	12.4	9.1	13.3	14.3	34.5	43.8
Property	431.7	418.3	390.6	405.6	526.4	549.5
Total Standard Property & Casualty Reinsurance	816.9	775.6	739.0	880.8	1,377.4	1,392.2
Specialty Lines
Agribusiness	37.1	34.1	36.7	28.9	11.4	15.5
Aviation & Space	237.1	237.8	241.8	352.4	404.5	327.3
Credit & Surety	42.2	44.8	58.4	168.2	204.3	177.9
Engineering	61.7	66.1	65.5	88.7	112.2	117.3
Marine & Energy	58.1	53.4	64.0	71.7	82.5	85.1
Professional Liability and other Special Liability	297.6	291.9	282.8	295.6	436.5	410.6
Workers’ Compensation	-4.4	-4.4	-11.5	53.7	313.9	253.9

	For the year ended December 31,
	2006		2005		2004
	Net	Net	Net	Net	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums
(USD millions)	written	earned	written	earned	written	earned
Total Specialty Lines	729.4	723.7	737.7	1,059.2	1,565.3	1,387.6
Total non-life reinsurance	1,546.3	1,499.3	1,476.7	1,940.0	2,942.7	2,779.8
Life & Health Reinsurance
Life & Disability	247.5	251.5	235.2	240.7	234.9	239.7
Accident & Health	58.2	60.9	71.2	74.1	78.3	79.0
Total Life & Health Reinsurance	305.7	312.4	306.4	314.8	313.2	318.7
Total	1,852.0	1,811.7	1,783.1	2,254.8	3,255.9	3,098.5
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
Proportional and non-proportional
We offer traditional reinsurance products on both a proportional and non-proportional basis in all our lines of business. Our business is predominantly proportional, comprising approximately 85.7% of gross premiums written during 2006. Our non-proportional business includes Property, Motor, Aviation & Space and Professional Liability and other Special Liability lines, to complement our established market position in non-proportional liability.
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
Structured/finite
Structured/finite reinsurance business is contained within our Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance segments. Whether working directly with the client or through a broker, our structured/finite business focuses on developing client-specific solutions after spending time with the client to understand its business needs. These client-specific solutions include such products as loss portfolio transfers and adverse loss development covers. Loss portfolio transfers involve the transfer of liability of discontinued or expired insurance programs from one company to another company for a fee. Coverage under adverse development covers is provided on an excess basis and amounts of indemnification are generally subject to specific aggregate limits.
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
Non-life operations
Overview
We operate our non-life reinsurance business through our two non-life segments: Standard Property & Casualty Reinsurance and Specialty Lines. Our non-life operations had gross premiums written of USD 1,667.6 million for the year ended December 31, 2006, representing 84.2% of our total gross premiums written.

The table below presents the loss, acquisition costs and combined ratios of our non-life reinsurance business by line of business for the years ended December 31, 2006, 2005 and 2004. This table represents an aggregation of line of business ratios for our two non-life segments. Subsequent tables present ratios for each non-life segment by line of business. Any prior underwriting year development (positive or negative) will affect the ratios of the calendar year in which the activity is recorded.

	Loss, Expense and Combined Ratios
	For the year ended December 31,
	2006			2005			2004
	Loss	Acq costs	Combined	Loss	Acq costs	Combined	Loss	Acq costs	Combined
	ratio	ratio	ratio (1)	ratio	ratio	ratio (1)	ratio	ratio	ratio (1)
General Third Party Liability	55.4%	26.1%	81.5%	91.4%	13.7%	105.1%	67.1%	30.0%	97.1%
Motor	90.2%	24.8%	115.0%	96.4%	16.1%	112.5%	103.7%	17.9%	121.6%
Personal Accident (assumed from non-life insurers)	70.3%	36.3%	106.6%	27.3%	25.9%	53.2%	54.1%	38.4%	92.5%
Property	46.4%	24.7%	71.1%	71.9%	26.7%	98.6%	50.6%	27.6%	78.2%
Agribusiness	73.3%	15.5%	88.8%	78.9%	17.3%	96.2%	94.8%	21.9%	116.7%
Aviation & Space	66.1%	34.8%	100.9%	60.9%	26.4%	87.3%	53.7%	24.5%	78.2%
Credit & Surety	47.3%	52.2%	99.5%	59.2%	34.3%	93.5%	50.1%	30.0%	80.1%
Engineering	42.2%	31.9%	74.1%	71.4%	31.2%	102.6%	76.6%	25.5%	102.1%
Marine & Energy	53.7%	22.1%	75.8%	81.2%	25.8%	107.0%	92.0%	20.7%	112.7%
Professional Liability and other Special Liability	95.9%	16.2%	112.1%	89.6%	17.2%	106.8%	112.3%	19.9%	132.2%
Workers’ Compensation	129.5%	-18.2%	111.3%	91.8%	20.1%	111.9%	96.8%	24.5%	121.3%
Total non-life	65.1%	25.9%	91.0%	77.4%	22.9%	100.3%	77.6%	24.5%	102.1%

(1)	The combined ratios presented in this table exclude administration expenses. Loss ratio and acquisition costs ratio are based on net premiums earned.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-9 and F-10 to our 2006 consolidated financial statements. For an explanation of significant loss activity, see “Item 5— Operating and Financial Review and Prospects — A. Operating Results”.
Standard Property & Casualty Reinsurance
The Standard Property & Casualty Reinsurance segment’s strategy focuses on partnership-oriented professional reinsurance buyers in the markets Europe, Latin and South America and Asia. Our long-term client relationships are based on our capabilities, e.g. natural hazard expertise, financial modeling capabilities, structuring advice and claims and underwriting audits, contributing to earnings and cash flows. We remain committed to underwriting discipline to achieve the best possible shareholder return, which is only possible through cycle management.
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
The following table presents the distribution of gross and net premiums written and net premium earned by our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2006, 2005 and 2004.

	For the year ended December 31,
	2006			2005			2004
	Gross	Net	Net	Gross	Net	Net	Gross	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums
(USD millions)	written	written	earned	written	written	earned	written	written	earned
General Third Party Liability	240.2	229.7	210.1	184.2	146.7	204.1	404.7	379.1	348.1
Motor	170.6	143.1	138.1	188.9	188.4	256.8	472.0	437.4	450.8
Personal Accident (assumed from non-life insurers)	15.3	12.4	9.1	13.3	13.3	14.3	33.8	34.5	43.8
Property	464.5	431.7	418.3	416.7	390.6	405.6	598.5	526.4	549.5
Total Standard Property & Casualty Reinsurance	890.6	816.9	775.6	803.1	739.0	880.8	1,509.0	1,377.4	1,392.2
The following table presents the loss, acquisition costs and combined ratios of our Standard Property & Casualty Reinsurance segment by line of business for the years ended December 31, 2006, 2005 and 2004.

	Loss, Expense and Combined Ratios
	For the year ended December 31,
	2006			2005			2004
		Acq costs	Combined	Loss	Acq costs	Combined	Loss	Acq costs	Combined
	Loss ratio	ratio	ratio (1)	ratio	ratio	ratio (1)	ratio	ratio	ratio (1)
General Third Party Liability	55.4%	26.1%	81.5%	91.4%	13.7%	105.1%	67.1%	30.0%	97.1%
Motor	90.2%	24.8%	115.0%	96.4%	16.1%	112.5%	103.7%	17.9%	121.6%
Personal Accident (assumed from non-life insurers)	70.3%	36.3%	106.6%	27.3%	25.9%	53.2%	54.1%	38.4%	92.5%
Property	46.4%	24.7%	71.1%	71.9%	26.7%	98.6%	50.6%	27.6%	78.2%
Total Standard Property & Casualty Reinsurance	56.9%	25.2%	82.1%	82.8%	20.6%	103.4%	72.0%	25.4%	97.4%

(1)	The combined ratios presented in this table exclude administration expenses. Loss ratio and acquisition costs ratio are based on net premiums earned.
For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-9 and F-10 to our 2006 consolidated financial statements. For an explanation of significant loss activity, see “Item 5—Operating and Financial Review and Prospects — A. Operating Results”.
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
In addition, Converium Underwriting Ltd, a Lloyd’s Corporate Member, has successfully provided and continues to provide third-party capacity to certain specialist Lloyd’s syndicates.
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
The following table presents the distribution of gross and net premiums written and net premiums earned by our Specialty Lines segment for the years ended December 31, 2006, 2005 and 2004.

	For the year ended December 31,
	2006			2005			2004
	Gross	Net	Net	Gross	Net	Net	Gross	Net	Net
	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums	premiums
(USD millions)	written	written	earned	written	written	earned	written	written	earned
Agribusiness	37.1	37.1	34.1	36.7	36.7	28.9	11.4	11.4	15.5
Aviation & Space	262.2	237.1	237.8	254.6	241.8	352.4	476.5	404.5	327.3
Credit & Surety	42.2	42.2	44.8	58.4	58.4	168.2	209.1	204.3	177.9
Engineering	67.8	61.7	66.1	70.6	65.5	88.7	118.5	112.2	117.3
Marine & Energy	59.0	58.1	53.4	64.9	64.0	71.7	85.8	82.5	85.1
Professional Liability and other Special Liability	313.1	297.6	291.9	359.4	282.8	295.6	440.2	436.5	410.6
Workers’ Compensation	-4.4	-4.4	-4.4	-11.5	-11.5	53.7	313.8	313.9	253.9
Total Specialty Lines	777.0	729.4	723.7	833.1	737.7	1,059.2	1,655.3	1,565.3	1,387.6
The following table presents the loss, acquisition costs and combined ratios of our Specialty Lines segment by line of business for the years ended December 31, 2006, 2005 and 2004.

	Loss, Expense and Combined Ratios
	For the year ended December 31,
	2006			2005			2004
		Acq costs	Combined		Acq costs	Combined		Acq costs	Combined
	Loss ratio	ratio	ratio (1)	Loss ratio	Ratio	ratio (1)	Loss ratio	ratio	ratio (1)
Agribusiness	73.3%	15.5%	88.8%	78.9%	17.3%	96.2%	94.8%	21.9%	116.7%
Aviation & Space	66.1%	34.8%	100.9%	60.9%	26.4%	87.3%	53.7%	24.5%	78.2%
Credit & Surety	47.3%	52.2%	99.5%	59.2%	34.3%	93.5%	50.1%	30.0%	80.1%
Engineering	42.2%	31.9%	74.1%	71.4%	31.2%	102.6%	76.6%	25.5%	102.1%
Marine & Energy	53.7%	22.1%	75.8%	81.2%	25.8%	107.0%	92.0%	20.7%	112.7%
Professional Liability and other Special Liability	95.9%	16.2%	112.1%	89.6%	17.2%	106.8%	112.3%	19.9%	132.2%
Workers’ Compensation	129.5%	-18.2%	111.3%	91.8%	20.1%	111.9%	96.8%	24.5%	121.3%
Total Specialty Lines	73.8%	26.6%	100.4%	72.9%	24.9%	97.8%	83.2%	23.6%	106.8%

(1)	The combined ratios presented in this table exclude administration expenses. Loss ratio and acquisition costs ratio are based on net premiums earned.

For an explanation of ratio calculations, please refer to the Schedule of Segment Data on pages F-9 and F-10 to our 2006 consolidated financial statements. For an explanation of significant loss activity, see “Item 5—Operating and Financial Review and Prospects — A. Operating Results”.
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
As a result of these initiatives, our Life & Disability and Accident & Health lines of business written from our European offices have grown significantly in recent years, with our net premiums written increasing from USD 196.0 million in 2001 to USD 305.7 million at the end of 2006.
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
As a direct writer of reinsurance, we compete with a number of major direct marketers of reinsurance both in local markets and internationally. We also compete with a number of major reinsurers who write business through reinsurance brokers. We believe that our largest competitors, both locally and internationally, are:
•	Munich Reinsurance Company;

•	Swiss Reinsurance Company;

•	Hannover Re Group;

•	SCOR;

•	PartnerRe Group; and

•	Lloyd’s syndicates active in the London market.
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
Specifically, we have access to significant internal actuarial expertise, which we deploy to assess pricing adequacy and to develop associated capital allocation approaches and risk models. Additionally, our underwriting process draws upon our multidisciplinary specialists, who include engineers, meteorologists, environmental scientists, economists, geologists, seismologists, physicist and mathematicians. These specialists and actuaries are based around the world and work together to ensure and facilitate the application of best practices and the consideration of the most recent scientific developments. Moreover, we actively utilize and develop risk models and other sophisticated tools, many of which are proprietary.
In developing underwriting guidelines, we formulate our risk demand, assess market conditions, quality of risks, past experience and expectations about future exposure. Where appropriate, we seek to limit our capacity on a per claim, per event and per year basis, and employ aggregate annual limits and index clauses, which reset retention in the event of claims inflation. The overall objective of these procedures is to achieve an appropriate expected return on equity while safeguarding our solvency and creditworthiness. In particular, we seek to maintain a sufficient level of overall capital to retain a strong financial capitalization under normal circumstances and an adequate capitalization after a significant loss.
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
Additionally, during the underwriting process, we assess and seek to control the amount and concentration of risk underwritten for various areas by analyzing aggregates and accumulation by region, peril or line of business, such as property catastrophe, aviation, Marine & Energy, Agribusiness and Credit & Surety. We normally use proprietary as well as commercially available tools to monitor our accumulations and relate them to our overall risk appetite. Aggregates are revised regularly and adapted in line with our current strategy and willingness and ability to bear risk, and transformed into rules and parameters for underwriting decisions.
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

We also consider other items in our pricing analysis such as client and line of business desirability and associated business opportunities. Whenever necessary, we develop or enhance additional tools to assess non-traditional or unusual structures. For specialized lines, such as Aviation, Agribusiness, Marine & Energy and Credit & Surety, we have developed and continue to enhance pricing models based on risk factors specific to those lines of business. Our comprehensive approach to risk modeling, and our integration of analytical expertise in client-focused teams, allows us to quantify the potential financial impact of these measurable risks.
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
In order to fully realize the value of this ability, we seek to gain a deep and thorough understanding of the subject business being covered. For most of our business, including all large and complex contracts, actuaries and other technical experts are part of the transaction team. They build the models and, jointly with the underwriters, price and structure the transaction. Often, they will also visit the client. For the remainder of our business, internal actuaries or other experts including engineers, meteorologists, environmental scientists, economists, geologists, seismologists, physicist and mathematicians provide the analytic tools for the underwriters’ use.
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
Individual claims reported to our non-life operating units are monitored and managed by Claims Services personnel according to global guidelines and procedures. At this level, claims administration includes reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. Claims Services personnel have payment and case reserving authorities commensurate with individual experience.
In addition to managing reported claims and conferring with ceding companies on claims matters, our Claims Services team conducts periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, our Claims Services will, as requested by underwriters, conduct pre-underwriting claims audits of prospective ceding companies.
We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, Claims Services provides feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.
Our non-life operating units work together to coordinate issues in a cooperative effort involving claims services, actuarial, risk modeling and underwriting functions. For example, our Claims Services personnel help coordinate the reserving and analysis of headline loss event exposure across our organization.

The Claims Services team is able to provide value-added services to customers, e.g., assessment, consultation and issuing publications, including surveys on topics of interest.
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
Historically, a majority of the natural catastrophe reinsurance we have written relates to exposures within Europe, Japan and the United States. Accordingly, we are exposed to natural catastrophic events which affect these regions, such as European windstorm, Japanese earthquake and US hurricane and earthquake events. Our estimated potential losses, on a probable maximum loss basis, before giving effect to our retrocessional protection, are currently managed to a self-imposed maximum gross event limit of USD 400 million for a 250-year return period loss.
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
In 2006, we had the benefit of USD 81.0 million event limit from traditional reinsurance protections for our non-US property portfolio in excess of USD 50.0 million for any natural catastrophe affecting our property portfolio. In addition, we purchased cover for natural catastrophes affecting our non-US property portfolio in excess of USD 25.0 million with cover up to USD 50.0 million, whereby first-event coverage was limited to certain perils. This coverage is reviewed periodically and the majority of the coverage was placed with companies with a single A financial strength ratings or above.
In addition, in 2004, we entered into a transaction with Helix 04 Ltd (“Helix 04”), a dedicated Bermuda special purpose exempted company that ultimately provides us with specific high limit catastrophe protection. Helix 04’s business consists solely of issuing five-year catastrophe securities; Helix 04 entered into a counterparty contract with us whereby Helix 04 will make payments to us from its funds to cover defined catastrophic losses. The owners of the securities are entitled to receive their original investment, plus interest on the notes, paid quarterly, less any loss payments made to us. The Helix 04 transaction replaced the Trinom transaction that we had in place since 2001. See Note 10 to our 2006 consolidated financial statements for additional information on Helix.
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
Converium exercised its right to reset the notional portfolio by notice on April 24, 2006 with an effective date of June 30, 2006 to realign the notional portfolio with Converium’s anticipated portfolio for the remaining three-year term of the contract.
The Helix 04 contract is first triggered when notional losses reach USD 154.8 million (USD 150.0 million before reset). The second trigger is hit when notional losses reach USD 176.2 million (USD 175.0 million before reset). It then pays out according to a sliding scale of notional losses up to USD 276.2 million (USD 275.0 million before reset).
Converium estimates its gross loss for each of the 2006 catastrophe events to be significantly less than the Helix 04 activation threshold of USD 154.8 million for each such event, and therefore; Converium will not file a trigger event request in respect of these losses.
The annual cost of Helix 04 to Converium is USD 6.1 million for the year ended December 31, 2006. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is not treated as reinsurance and accordingly the charge is reflected through other income (loss) although the cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.
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
The major types of retrocessional coverage we purchase include the following:
•	specific coverage for certain property, engineering, aviation, motor and liability exposures;

•	catastrophe coverage for property business;

•	property clash coverage for potential accumulation of liability from treaties and facultative agreements covering losses arising from the same event or occurrence; and

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
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2006 and 2005, Converium held USD 210.4 million and USD 470.6 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.
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
Bad debt provisions of USD 11.3 million have been recorded for estimated uncollectible premiums receivable and reinsurance recoverables at December 31, 2006, compared with USD 28.1 million at December 31, 2005. The decrease is mainly due to the sale of our North American operations in December 2006.
The following table sets forth Converium’s ten largest retrocessionaires as of December 31, 2006, based on non-life underwriting reserves and future life benefits, and their respective Standard & Poor’s or A.M. Best financial strength rating.

		Underwriting reserves
		and future life benefits		S & P/A.M.
Retrocessionaire	Retrocessionaire Group	(USD million)	% of total	Best Rating
Lloyd’s Syndicates	Lloyd’s	85.8	13.3	A/A
ICM Re S.A.	ICM Re	37.9	5.8	NR
AIOI Insurance Co. Ltd	AIOI Insurance Co. Ltd	34.7	5.4	A+/A
Transamerica Reinsurance	AEGON Group	33.6	5.2	AA/A+
QBE	QBE Insurance Group	31.8	4.9	A+/A
Zurich Financial Services	Zurich Financial Services	27.3	4.2	A+/A
Sompo	Sompo Japan Insurance Group	18.5	2.9	AA-/A+
AXA Re	AXA Group	17.5	2.7	AA-/A
Hannover Rückversicherung	Hannover Re	11.4	1.8	AA-/A
RGA	RGA Reinsurance Group	10.8	1.7	AA-/A+
Total underwriting reserves and future life benefits of top ten retrocessionaires		309.3	49.3
All other retrocessionaires		337.9	50.7
Total underwriting reserves and future life benefits		647.2	100.0
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
In addition, Zurich Financial Services, through its subsidiaries, provided us with a degree of retrocessional reinsurance coverage following the Formation Transactions. In particular, Zurich Financial Services, through its subsidiaries, has agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at USD 289.2 million (subsequently reduced to USD 231.0 million following the sale of our North American operations) the amount of loss and loss expenses we recorded as of September 30, 2001. As part of these arrangements, subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks. Our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for this event in excess of the USD 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services units and we will be exposed to credit risk from these subsidiaries of Zurich Financial Services. Our recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of our North American operations.
In order to provide additional comfort in regards to our reserve position, in August of 2004 we acquired a retrospective stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The retrospective stop-loss retrocession cover was commuted in December 2006 in preparation for the sale of our North American Operations and after a review of coverage requirements. See Note 10 to our 2006 consolidated financial statements for additional information on this cover and for further information on retrocessional risk management.
Loss and loss expense reserves
Establishment of loss and loss expense reserves
We are required by applicable insurance laws and regulations and US GAAP to establish reserves for payment of losses and loss expenses that arise from our products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim and its reporting by the insured to the primary insurance company and subsequently by the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss expenses, and reserves for losses and loss expenses incurred but not yet reported (“IBNR”).
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
Every reinsurance contract is assigned to a reserving group referred to as a Reserve Equity Cell or REC. Each REC typically contains reinsurance contracts with identical or similar characteristics in respect to:
•	underlying risk (e.g. line of business), geographic region or treaty type (i.e. proportional or non-proportional); and

•	the time period at which losses are expected to be paid and reported (i.e. expected paid loss development factors and expected reported development factors).
For each REC, expected paid loss development factors and expected reported loss development factors are derived from either:
•	statistics developed by pricing actuaries, or

•	actual paid loss and reported loss (of the reinsurance contracts assigned to a given REC) aggregated into underwriting year triangles.
It is our policy to review regularly expected paid loss development factors and expected reported loss development factors for each REC.
For each REC and underwriting year, ultimate losses are projected using the following five standard actuarial methods:
•	Expected Loss Method (normally derived from pricing as described above);

•	Paid Loss Bornhuetter Ferguson Method;

•	Incurred Loss Bornhuetter Ferguson Method;

•	Paid Loss Development Method;

•	Incurred Loss Development Method.

For each reinsurance contract within a given REC and underwriting year, one reserving method is selected based on professional actuarial judgment. Standard practice is to select the expected loss method for a relatively immature underwriting year (i.e. underwriting year and REC for which the expected reported loss as at the valuation period (e.g., December 31, 2006) is less than 50% of the ultimate loss that will eventually be reported) when the actual loss experience is not yet deemed credible. In addition, actual reported losses and expected reported losses are compared and in cases where the actual versus expected are materially different, the reserving actuary may (especially if the actual losses reported are higher than expected) either:
•	select a different actuarial method (i.e. to be more responsive to actual loss experience);

•	revise the expected loss (see expected loss / expected loss ratio above);

•	revise the expected paid loss and / or expected reporting loss patterns.
The indicated ultimate loss is intended to represent the expected ultimate loss for the full exposure of each contract at the reserving date (e.g. December 31, 2006). Additional reserve provisions can be added for known losses (notified) that have not been recorded yet in our system.
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
Development of prior years’ reserves: Converium has experienced moderate favorable developments of its loss reserves. Since 2002, Converium has recorded USD (425.6) million of favorable development from continuing operations on prior year’s non-life business (2002: USD (113.9) million; 2003: USD (195.7) million; 2004: USD 72.8 million; 2005 USD (86.0) million; and 2006 USD (102.8) million).
For the year ended December 31, 2006, Converium reported net favorable development of prior years’ loss reserves of USD 102.8 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 54.1 million primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Motor line of business of USD 16.5 million. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 48.7 million primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.

For the year ended December 31, 2005, Converium recorded net favorable development of prior years’ loss reserves of USD 86.0 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 30.7 million primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For the year ended December 31, 2004, Converium recorded net adverse development of prior years’ loss reserves of USD 72.8 million. The Standard Property & Casualty Reinsurance segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 11.3 million primarily related to adverse development within the Motor line of business of USD 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business of USD 77.8 million. The Specialty Lines segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business of USD 116.1 million and USD 13.7 million, respectively, partially offset by net favorable development of prior years’ loss reserves related to: Credit & Surety (USD 30.2 million), Aviation & Space (USD 24.6 million) and Workers’ Compensation (USD 16.4 million) lines of business.
The positive reserve development as described herein in “— Loss Reserve Development” have been determined in accordance with our loss reserving policies as described in “— Loss and Loss Adjustment Expense Reserves — Establishment of Loss and Loss Adjustment Expense Reserves”, and was recorded in accordance with our established accounting policies as described in Note 1(d) to our 2006 consolidated financial statements. Under these policies, we review and update our reserves as experience develops and new information becomes known, and we bring our reserves to a reasonable level within a range of reserve estimates by recording an adjustment in the period when the new information confirms the need for an adjustment.
Converium recently commissioned a reserve study by a major independent actuarial firm to analyze December 31, 2006 non-life loss and allocated adjustment expense reserves in depth, and the conclusions of this reserve study support the total level of corresponding booked gross and net reserves. The final version of this reserve study will be considered as part of the full range of information that Converium considers during the normal reserve assessment process in future quarters. Consequently, whilst there is support to the total level of reserves there could be fluctuations in lines of business or segments in future quarters.
Effects of currency fluctuations
A significant factor affecting movements in our net reserve balances has been currency exchange rate fluctuations. These fluctuations affect our net reserves because we report our results in US dollars. As of December 31, 2006, approximately 66% of our loss reserves are for liabilities that will be paid in a currency other than the US dollar. We establish these reserves in original currency, and then, during our consolidation process, translate them to US dollars using the exchange rates as of the balance sheet date. Any increase or decrease in reserves resulting from this translation process is recorded directly to shareholders’ equity and has no impact on current earnings. When new losses are incurred or adjustments to prior years’ reserve estimates are made, these amounts are reflected in the current year net income at the average exchange rates for the period.
Loss reserve development
The first table below presents changes in the historical non-life loss and loss adjustment expense reserves that we established in 1996 and subsequent years. The top lines of the tables show the estimated loss and loss adjustment reserves, gross and net of reinsurance, for unpaid losses and loss expenses as of each balance sheet date, which represent the estimated amount of future payments for all losses occurring prior to that date. The upper, or paid, portion of the first table presents the cumulative amount of payments of the loss and loss adjustment expense amounts through each subsequent year in respect of the reserves established at each initial year-end. Losses paid in currencies other than the US dollar are translated at consolidation into US dollars using the average foreign exchange rates for periods in which they are paid. The lower, or reserve re-estimated portion, gross and net of reinsurance, of the first table shows the re-estimate of the initially recorded loss and loss adjustment expense reserve as of each succeeding period-end, including claims paid, but recalculated using the foreign exchange rates for each subsequent period-end. The reserve estimates change as more information becomes known about the actual losses for which the initial reserves were established. The cumulative redundancy/(deficiency) lines at the bottom of the table are equal to the initial reserves less the liability re-estimated as of December 31, 2006.
Conditions and trends that have affected the development of our reserves for losses and loss expenses in the past may or may not necessarily occur in the future, and accordingly, our future results may or may not be similar to the information presented in the tables below.
The table below presents our loss and loss expense reserve development as of the dates indicated. These numbers also include our discontinued operations prior to 2006. The movements in 2006 reflect the sale of our North American operations in December 2006.

	As of December 31,
(USD millions, except percentages)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Gross reserves for losses and loss expenses	2,245.3	2,636.4	2,987.6	3,482.3	4,504.1	5,642.3	6,876.9	7,879.7	8,908.3	7,568.9	6,348.6
Reinsurance recoverable	106.9	290.1	457.3	640.9	892.3	1,099.2	1,085.7	1,041.3	914.5	761.0	604.9
Initial net reserves for losses and loss expenses	2,138.4	2,346.3	2,530.3	2,841.4	3,611.8	4,543.1	5,791.2	6,838.4	7,993.8	6,807.9	5,743.7
Cumulative paid as of:
One year later	466.0	514.5	610.0	850.6	890.6	1,171.0	1,504.4	1,938.9	1,995.3	2,303.7
Two years later	721.2	843.0	968.8	1,339.2	1,575.8	2,119.4	2,760.8	3,321.3	3,885.0
Three years later	921.7	1,064.4	1,250.7	1,670.1	2,180.9	3,027.2	3,755.0	4,835.8
Four years later	1,062.2	1,261.7	1,438.6	2,029.2	2,749.6	3,726.4	4,974.5
Five years later	1,178.3	1,336.5	1,622.3	2,312.8	3,210.1	4,719.3
Six years later	1,197.5	1,436.7	1,772.9	2,594.4	3,956.1
Seven years later	1,249.3	1,545.8	1,930.5	3,085.5
Eight years later	1,319.4	1,638.1	2,243.1
Nine years later	1,374.0	1,836.1
Ten years later	1,434.2
Net reserves re-estimated as of:
One year later	1,901.5	2,145.6	2,292.6	2,915.7	3,727.5	4,722.5	5,995.3	7,432.3	7,407.9	7,071.9
Two years later	1,853.5	2,051.3	2,276.7	3,039.3	3,932.6	4,951.0	6,490.6	7,054.2	7,453.6
Three years later	1,736.4	1,970.4	2,303.4	3,039.2	4,200.1	5,441.2	6,270.1	7,067.3
Four years later	1,677.3	1,989.1	2,337.8	3,189.2	4,576.2	5,323.5	6,364.2
Five years later	1,661.2	1,990.7	2,414.7	3,400.6	4,519.8	5,411.6
Six years later	1,645.9	2,013.0	2,504.1	3,385.9	4,552.1
Seven years later	1,649.3	2,069.5	2,493.1	3,400.9
Eight years later	1,684.6	2,049.1	2,504.8
Nine years later	1,666.6	2,052.0
Ten years later	1,674.4
Reinsurance recoverable re-estimated as of December 31, 2006	335.6	421.5	696.0	1,220.4	1,225.3	1,131.8	1,035.3	840.7	920.2	876.3
Gross reserves re-estimated as of December 31, 2006	2,010.0	2,473.5	3,200.8	4,621.3	5,777.4	6,543.4	7,399.5	7,908.0	8,373.8	7,948.2
Cumulative net redundancy/(deficiency)	464.0	294.3	25.5	-559.5	-940.3	-868.5	-573.0	-228.9	540.2	-264.0
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	21.7%	12.5%	1.0%	-19.7%	-26.0%	-19.1%	-9.9%	-3.3%	6.8%	-3.9%
Cumulative gross redundancy/(deficiency)	235.3	162.9	-213.2	-1,139.0	-1,273.3	-901.1	-522.6	-28.3	534.5	-379.3
Cumulative redundancy/(deficiency) as a percentage of initial gross reserves	10.5%	6.2%	-7.1%	-32.7%	-28.3%	-16.0%	-7.6%	-0.4%	6.0%	-5.0%
As a significant portion of our reserves relate to liabilities payable in currencies other than US dollars, any fluctuations of the US dollar to those currencies will have an impact on the reserve redundancy/(deficiency). As shown on the table above, the net reserve position for 1998 developed favorably from USD 2,530.3 million as of December 31, 1998 to USD 2,504.8 million as of December 31, 2006, reflecting a redundancy of USD 25.5 million. However, shown on the table below, applying the exchange rate as of December 31, 1998 to the 1998 reserves re-estimated as of December 31, 2006 would result in re-estimated reserves of USD 2,600.2 million, or a deficiency of USD (69.9) million, illustrating that a substantial part of the apparent redundancy is due to currency movements, which may or may not persist to the date claims are actually paid. As a result of these currency movements, the cumulative redundancy/(deficiency) shown above is considerably higher/(lower) as of December 31, 2006 than if the reserves were shown on a constant exchange rate basis for all years presented. Due to the inherent volatility of exchange rates, this effect may change in the future. Accordingly, we expect that future changes in foreign exchange rates will impact our reserve adequacy re-estimates. However, with respect to our primary currencies, we believe that the potential volatility of our liabilities is offset to a large extent by our efforts to invest in assets denominated in the same currency.
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
At December 31, 2006, we recorded USD 604.9 million of underwriting reserves, retro excluding reserves for life benefits, retro. Approximately 42.4% of this amount relates to recoverables in connection with the September 11th terrorist attacks.
The following table shows the development of our initial reserves net of reinsurance using the same exchange rates in effect when each of the initial reserves was set to re-estimate the reserves in subsequent years. These numbers also include our discontinued operations prior to 2006 and the movements in 2006 reflect the sale of our North American operations in December 2006.

	As of December 31,
(USD millions, except percentages)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Initial net reserves for losses and loss expenses	2,138.4	2,346.3	2,530.3	2,841.4	3,611.8	4,543.1	5,791.2	6,838.4	7,993.8	6,807.9	5743.7
Net reserves re-estimated as of:
One year later	2,004.9	2,108.6	2,394.7	3,008.1	3,779.5	4,698.3	5,735.4	7,185.8	7,808.4	6,641.7
Two years later	1,925.4	2,078.8	2,414.4	3,152.5	3,935.5	4,836.4	6,103.4	7,079.0	7,651.2
Three years later	1,865.4	2,016.6	2,465.6	3,130.1	4,132.7	5,211.6	6,051.5	7,003.4
Four years later	1,819.3	2,035.0	2,474.0	3,230.8	4,442.4	5,205.1	6,018.3
Five years later	1,799.4	2,023.7	2,511.6	3,415.0	4,455.0	5,202.9
Six years later	1,775.9	2,017.9	2,588.8	3,441.4	4,443.8
Seven years later	1,755.5	2,065.5	2,609.8	3,427.8
Eight years later	1,782.5	2,069.3	2,600.2
Nine years later	1,782.0	2,057.5
Ten years later	1,774.2
Cumulative redundancy/(deficiency)	364.2	288.8	-69.9	-586.4	-832.0	-659.8	-227.1	-165.0	342.6	166.2
Cumulative redundancy/(deficiency) as a percentage of initial net reserves	17.0%	12.3%	-2.8%	-20.6%	-23.0%	-14.5%	-3.9%	-2.4%	4.3%	2.4%

The payment pattern of our loss and loss expense reserves varies from year to year. Based on historical payment patterns and other relevant data, we estimate that the mean time to payment, on an undiscounted basis, of our loss and loss expense provisions, including future life benefits, as of December 31, 2006, was 4.2 years. We expect this average payment period to change as our mix of business changes, as well as due to changes of payment patterns and fluctuations in currency exchange rates.
Reconciliation of beginning and ending loss and loss expense reserves
The table below is a summary reconciliation of the beginning and ending reserves for losses and loss expenses, net of reinsurance, for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
(USD millions)
As of January 1,
Gross reserves for losses and loss expenses	7,568.9	8,908.3	7,879.7
Less reinsurance recoverable	-761.0	-914.5	-1,041.3
Less net reserves for losses and loss expenses for discontinued operations	-1,309.7	—
Net reserves for losses and loss expenses	5,498.2	7,993.8	6,838.4
Losses and loss expenses incurred (1),(2) Current year	1,234.2	1,922.3	2,881.9
Prior years	-145.2	-186.1	350.2
Total	1,089.0	1,736.2	3,232.1
Losses and loss expenses paid(2) Current year	229.8	451.0	541.4
Prior years	1,016.7	1,995.3	1,938.9
Total	1,246.5	2,446.3	2,480.3
Foreign currency translation effects	403.0	-475.8	403.6
As of December 31,
Net reserves for losses and loss expenses	5,743.7	6,807.9	7,993.8
Reinsurance recoverable	604.9	761.0	914.5
Gross reserves for losses and loss expenses	6,348.6	7,568.9	8,908.3

(1)	The loss and loss expenses incurred includes USD 114.2 million, USD 178.3 million and USD 128.0 million of loss and loss expenses included in the Life & Health reinsurance segment for the years ended December 31, 2006, 2005 and 2004, respectively.

(2)	Figures for 2005 and 2004 are as originally reported. Loss and loss expenses incurred and loss and loss expenses paid from discontinued operations were USD 55.8 million and USD 924.1 million and USD 948.1 million and USD 1,066.3 million for 2005 and 2004, respectively.
In 2006, Converium recorded USD 145.2 million of favorable development at the 2006 average exchange rate and USD 186.1 million of favorable development at the 2005 average exchange rate. See “ — Adequacy of Reserves”.
Prior years’ favorable net loss expenses incurred in 2006 of USD 145.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 102.8 million (See “— Adequacy of reserves”), and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 42.4 million.
Prior years’ favorable net loss expenses incurred in 2005 of USD 111.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 86.0 million (See “— Adequacy of reserves”), and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 25.2 million.
Prior years’ favorable net loss expenses incurred in 2004 of USD 101.5 million were primarily driven by net adverse development of prior years’ loss reserves of USD 72.8 million (See “— Adequacy of reserves”), the reduction of a reinsurance recoverable of USD 12.0 million, which was partially offset by the reversal of reserves relating to prior years’ premium accruals in the amount of USD 186.3 million.
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
As of December 31, 2006 and 2005, our total loss and adjustment expense reserves, including additional reserves and IBNR reserves, for US-originated asbestos and environmental losses were approximately USD 49.2 million, respectively for each year or 0.9% and 0.7%, respectively of our total net reserves for losses and loss expenses, respectively. This provision includes reserves originally communicated by our cedents, together with additional reserves we established.
We estimate that the survival ratio of our asbestos and environmental risk portfolio, calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years, was 13.8 years at December 31, 2006 and 14.1 years as of December 31, 2005. Survival ratio is an industry measure of the number of years it would take a company to exhaust its reserves for asbestos and environmental liabilities based on that company’s current level of claims payments.
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
Investments
Our overall financial results are in large part dependent upon the quality and performance of our investment portfolio. Net investment income and net realized capital gains (losses) accounted for 13.4%, 11.4% and 7.7% of our revenues for the years ended December 31, 2006, 2005 and 2004, respectively.
Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using state-of-the-art risk management techniques to optimize, diversification, tax regulatory and liquidity considerations. We principally focus on high quality, liquid securities and seek to invest in securities whose durations correspond to the estimated payout patterns of the reinsurance liabilities they support.
Our approach to fixed income investments is to limit credit risk by focusing on investments rated predominantly “A” or better by Standard & Poor’s, Moody’s or similar rating agencies, and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.
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
As of December 31, 2006 and 2005, total invested assets (excluding cash and cash equivalents) were USD 5,765.3 million and USD 6,634.3 million, respectively.
The sale of our North American operations in December 2006 resulted in a decrease of total invested assets including cash and cash equivalents of USD 883.2 million.

The table below presents the carrying value of our consolidated investment portfolios as of December 31, 2006, 2005 and 2004.

	For the year ended December 31,
	2006		2005		2004
	USD	% of	USD	% of	USD	% of
	millions	total	millions	total	millions	total
Fixed maturities securities	3,840.8	60.0	4,963.4	68.1	5,685.2	67.1
Equity securities	734.7	11.5	362.6	5.0	399.4	4.7
Funds Withheld Asset	940.7	14.7	1,020.1	14.0	1,305.1	15.4
Short-term investments	44.9	0.7	253.1	3.5	117.3	1.4
Other investments	204.2	3.2	35.1	0.5	279.2	3.3
Total investments	5,765.3	90.1	6,634.3	91.1	7,786.2	91.9
Cash and cash equivalents	633.1	9.9	647.3	8.9	680.9	8.1
Total investments and cash and cash equivalents	6,398.4	100.0	7,281.6	100.0	8,467.1	100.0
In 2006, we liquidated our private equity investments in a secondary market transaction from the investment portfolio in our North American operations to reflect the run-off situation and to accommodate expected for upcoming liquidity requirements. Due to the sale of our North American operations and their concentration on investments in fixed maturities securities, our allocation to fixed maturity securities declined significantly. For the continuing operations, in the second half of 2006, we sold twelve Swiss direct real estate holdings together with 800,000 shares of PSP Swiss Property AG and reallocated the proceeds into Real Estate Investment Trusts (“REITs”). Furthermore, in line with our asset/liability management (“ALM”) approach, we realigned our investment portfolio towards our strategic asset allocation, whereby, we increased our exposure to equity securities by approximately USD 240.0 million to 8.3% and modestly increased our alternative investments exposure by investments in hedge funds.
Fixed maturities
As of December 31, 2006, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of USD 3,840.8 million and represented 60.0% of our total investment portfolio including cash and cash equivalents (74.7% including the Funds Withheld Asset). This represents a decrease in carrying value of USD 1,122.6 million, or 22.6%, from December 31, 2005. This decrease was primarily driven by the liquidation of available for sale fixed maturity securities in connection with the sale of our North American operations.
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

(USD millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	249.9	8.0	—	—
One year through five years	1,931.6	61.8	599.4	83.4
Five years through ten years	689.6	22.1	118.9	16.6
Over ten years	53.1	1.7	—	—
Subtotal	2,924.2	93.6	718.3	100.0
Mortgage and asset-backed securities	6.2	0.2	—	—
Unit trust bonds	192.1	6.2	—	—
Total as of December 31, 2006	3,122.5	100.0	718.3	100.0
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2006, approximately 92.9% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 83.3% was invested in AAA/Aaa rated securities.
The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(USD millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	2,508.6	80.4	691.9	96.3
AA/Aa2	100.3	3.2	7.8	1.1

(USD millions, except percentages)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
A/A2	313.5	10.0	18.6	2.6
BBB/Baa2	94.1	3.0	—	—
BB	11.5	0.4	—	—
B	9.2	0.3	—	—
Not rated (1)	85.3	2.7	—	—
Total as of December 31, 2006	3,122.5	100.0	718.3	100.0

(1)	Includes USD 77.1 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA
Equity securities
As of December 31, 2006, our equity securities portfolio had a carrying value of USD 734.7 million (including PSP Swiss Property AG and REITs). This represents an increase in carrying value of USD 372.1 million, or 102.6%, from December 31, 2005, which was due to the strategic investment decision to increase our holdings in equity securities. Equity securities, excluding PSP Swiss Property AG and REITS, were approximately 8.3% and 3.9% of our total investment portfolio, including cash and cash equivalents, as of December 31, 2006 and December 31, 2005, respectively.
Our equity portfolio consists of listed securities held either directly or through funds. Substantially, all the equity portfolios are invested in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.
As of December 31, 2006, we have no exposure to private equity investments as compared with approximately USD 46.9 million for the same period of 2005. In 2006, we liquidated our private equity investments in a secondary market transaction from the investment portfolio in our former North American operations to reflect the run-off situation and to accommodate expected for upcoming liquidity requirements.
As of December 31, 2006 and 2005, gross unrealized gains on our equity securities portfolio were USD 121.8 million and USD 76.0 million and gross unrealized losses were USD 1.7 million and USD 1.1 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly. See “Item 5. — Operating and financial review and prospects — A. Operating results —Critical accounting policies” for additional information on our impairment policy.
Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2006, excluding our investments in funds, no single equity security represented more than 5% of our equity securities portfolio.
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with ZFS. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2006, the Funds Withheld Asset was USD 940.7 million. The decrease of USD 79.4 million over December 31, 2005 was substantially due to paid claims.
In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International (Bermuda) Ltd (“ZIB”) balance sheets was written on the Converium balance sheet and continued to be renewed, where it met Converium’s profitability targets. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.
See Note 16 to our 2006 consolidated financial statements for additional information on the Funds Withheld Asset and a recent change to the underlying agreement.
Short-term investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2006, we had short-term investments with a carrying value of USD 44.9 million, representing 0.7% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2005 were USD 35.1 million or 0.5% of our total investment portfolio, including cash and cash equivalents.
Real estate
At December 31, 2006, we had real estate held for investment through a direct real estate fund of USD 44.7 million, consisting primarily of investments in commercial real estate in the Eurozone. Our real estate investments, both direct and indirect totaled USD 144.6 million at December 31, 2005. Converium sold its Swiss direct real estate holdings in the fourth quarter of 2006 and reinvested the proceeds in diversified global real estate investment trust securities, which are included in the equity securities category. As of December 31, 2006, the total amount invested in REITs was USD 148.1 million. In addition to these direct and indirect real estate investments, Converium owns a 2.0% participation in PSP Swiss Property AG (an indirect real estate investment, included within the equity securities category) with a market value of USD 56.0 million as of December 31, 2006 compared with USD 76.8 million or 3.8% in 2005. In the third quarter of 2006, we sold 800,000 shares representing 1.8% of participation in PSP Swiss Property AG for proceeds of USD 40.9 million. Our total real estate portfolio represented 3.9% of our total investment portfolio, including cash and cash equivalents.
Other investments
As of December 31, 2006 and December 31, 2005, we had USD 168.5 million and USD 107.4 million, respectively in funds of hedge funds. This investment is included under the caption “Other investments” in the balance sheet.
Premiums receivable
We had premiums receivable of USD 880.9 million at December 31, 2006 compared with USD 1,059.3 million at December 31, 2005, a decrease of USD 178.4 million, or 16.8%. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 13.0% and 18.3% of total premiums receivable at December 31, 2006 and December 31, 2005, respectively and accrued premiums receivable represented 87.0% and 81.7%, respectively. Bad debt provisions of USD 9.2 million have been recorded for estimated uncollectible premiums receivable at December 31, 2006, compared with USD 11.6 million at December 31, 2005.
Reinsurance assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2006 and 2005, Converium held USD 210.4 million and USD 470.6 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Bad debt provisions of USD 2.1 million have been recorded for estimated uncollectible reinsurance recoverables at December 31, 2006, compared with USD 16.5 million at December 31, 2005.
As of December 31, 2006, we had reserves for unpaid losses, loss expenses and future life benefits from retrocessionaires of USD 647.2 million compared with USD 805.1 million at December 31, 2005. The reduction is primarily due to the sale of the North American operations.
Capital expenditures
For the three years ended December 31, 2006, we invested a total of USD 6.7 million in fixed assets. Most of these amounts were invested in equipment and information technology, and were financed from our free cash flow. Capital investments will considerably increase in the next two years due to major enhancements with the replacement of our current reinsurance administration systems with a new integrated reinsurance software package with total projected costs of USD 17.0 million.
Ratings

During the course of 2006, Converium interacted frequently with Standard & Poor’s and A.M. Best. On February 28, 2007, Standard & Poor’s Ratings Services raised its long-term counterparty credit and insurer financial strength ratings on Switzerland-based reinsurer Converium AG and its long-term insurer financial strength ratings on guaranteed operating entities Converium Rückversicherung (Deutschland) AG and Converium Insurance (U.K.) Ltd. to “A-” from “BBB+”. At the same time, Standard & Poor’s removed these ratings from CreditWatch, where they had been placed with positive implications on Oct. 17, 2006. The outlook on all entities is stable.
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
In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following intra-group transactions: intra-group loans and capital increases to subsidiaries exceeding USD 100.0 million; guarantees exceeding USD 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding USD 25.0 million, dividends to Converium Holding AG and all intra-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the intra-group transactions exceeding the thresholds cannot be executed, which may in turn have an impact on the funding in conjunction with intra-group transactions.
United States
US reinsurance regulation of our non-US reinsurance subsidiaries
Converium AG and Converium Rückversicherung (Deutschland) AG, our non-US reinsurance subsidiaries, also assume reinsurance from primary US insurers. In order for primary US insurers to obtain financial statement credit for the reinsurance obligations of our non-US reinsurers, our non-US reinsurers must satisfy reinsurance requirements. Non-US reinsurers that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a US trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer’s US reinsurance liabilities covered by the trust plus an additional USD 20 million. In addition, unlicensed and unaccredited reinsurers may secure the US primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts.
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
Regarding our ceding companies, TRIA, provides for the federal government to share with the insurance industry the risk of loss from certain future terrorist attacks. Each participating insurance company must pay covered losses equal to a deductible based on a percentage of direct earned premiums for specified commercial insurance lines from the previous calendar year. TRIA was originally scheduled to expire at the end of 2005, but was extended in December 2005 for an additional two years. As extended, the insurer deductible will be increased from 15% in 2005 to 17.5% in 2006 and 20% in 2007. For losses in excess of a company’s deductible, the federal government will cover 90.0% of the excess losses in 2006, while companies retain the remaining 10.0%, with the government’s share decreasing to 85.0% in 2007. Losses covered by the program remain capped annually at USD 100.0 billion. The extended TRIA will establish a new program trigger under which federal compensation will become available only if aggregate insured losses sustained by all insurers exceed USD 50.0 million from a certified act of terrorism occurring after March 31, 2006 and

USD 100.0 million for losses resulting from a certified act which occurs on or after January 1, 2007. This new trigger will be in addition to the USD 5.0 million certification threshold for an event to be certified.
Congress is considering an extension to TRIA. However, we cannot assure you that TRIA will be extended beyond 2007 or whether it will be extended on a permanent or temporary basis, and its expiration could have an adverse effect on our clients, the industry or us.
Legislative and regulatory proposals
New federal legislation, the Non-Admitted and Reinsurance Reform Act of 2007 (the “NRRA”) has been introduced in the U.S. House of Representatives. If enacted in its present form, the NRRA would establish the U.S. ceding insurer’s domiciliary state as the sole regulatory authority with respect to credit for reinsurance and establish steam lined processes for the procurement and regulation of non-admitted surplus lines insurance. In addition, the Insurance Industry Competition Act of 2007 (the “IICA”) has been introduced in the U.S. Senate and the U.S. House of Representatives. If enacted in its current form, the IICA would remove the insurance industry’s antitrust exemption created by the McCarran-Ferguson Act, which provides that insurance companies are exempt from federal antitrust law so long as they are regulated by state law, absent boycott, coercion or intimidation.
State law initiatives affecting the insurance and reinsurance markets in the U.S. and worldwide also continue to evolve. For example, Florida has enacted recent insurance reforms which significantly increase the state’s subsidy of insurance rates. The legislation allows Citizens Property Insurance Corp., traditionally the state’s insurer of last resort, and private insurers to purchase property catastrophe reinsurance from the Florida Hurricane Catastrophe Fund at prices well below current market prices. Such reforms may cause a decline in premiums assumed by the private reinsurance industry.
We are unable to predict whether any of the foregoing proposed legislation, or any other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.
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
The remaining items of the EU directive have been prepared for a white paper. The German federal cabinet decided on this paper on April 25, 2006 and submitted it to the parliament for approval. The new law is expected to become effective in 2007 and contains issues such as:
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
German Branch Office
In December 2004, Converium AG established a branch office in Cologne, Germany. This move was made in response to the favorable legal regulatory environment in Germany as the rules regarding establishment of branch offices were changed as of January 1, 2005. We do not currently transact any business in this branch.
Asia
Restrictions imposed by the Monetary Authority of Singapore
Citing developments affecting the Converium Group, in 2004 the Monetary Authority of Singapore had imposed certain restrictions on the conduct of our business originating from our Singapore branch.
Following our ratings upgrade to single A -, the Monetary Authority of Singapore lifted these restriction on March 26, 2007.
C. ORGANIZATIONAL STRUCTURE
Converium Holding AG has substantially no net assets other than its ownership of 100% of the shares in each of Converium AG, Zurich, Converium Finance (Bermuda) Ltd., and Converium IP Management Ltd., Zug. As of December 31, 2006, Converium AG

held approximately 49% of our net assets itself, and an additional 51% through its direct and indirect ownership of each of our subsidiaries.
We are a multinational group of companies with insurance and reinsurance subsidiaries and other companies organized in jurisdictions worldwide. Our significant subsidiaries are Converium AG, Converium Finance S.A., Converium Rückversicherung (Deutschland) AG and Converium Holding (UK) Ltd., which holds our subsidiaries in the United Kingdom. Converium AG owns directly or indirectly, 100% of all of our operating companies.
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
The following discussion and analysis should be read in conjunction with our 2006 consolidated financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
Overview
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In addition, we generate business through strategic partnerships and joint ventures such as GAUM and MDU. In 2006, 28% of our gross premiums written were written through intermediaries and 72% were written on a direct basis.
On December 13, 2006, Converium sold its North American operations, which was placed into orderly run-off in 2004, to National Indemnity Company, a Berkshire Hathaway company, for total consideration of USD 295.0 million comprising of USD 95.0 million in cash and USD 200.0 million in assumption of debt. Converium has not provided any guarantee or indemnity in respect of the reserves of the North American operations. The transaction was approved by the Insurance Department of the State of Connecticut. Our North American operations were previously reported as the principal component of a separate segment, the Run-Off segment. Converium’s financial results of the North American business, including prior period amounts, have been reclassified to discontinued operations. For further details regarding the sale of the North American operations, see Note 2 to our 2006 consolidated financial statements.
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
Non-life loss and loss expense reserves
We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss expense reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases (“case reserves”) and amounts for losses incurred but not yet reported (“IBNR”), including expected development of reported claims. Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased (“additional case reserves” or “ACR’s”) or reduced if necessary to reflect our best estimate of the liability, by our claims departments. Our cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. These factors are considered when managing and assessing claims and establishing loss reserves and should be noted when reviewing the gross reserve splits in the table below.

			Total gross non-life loss
	Case reserves	IBNR	reserves
Standard Property & Casualty	1,423.6	1,141.9	2,565.5
Specialty Lines	1,940.3	1,558.0	3,498.3
Life & Health Reinsurance	79.5	205.3	284.8
Total	3,443.4	2,905.2	6,348.6
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
As a result of these uncertainties and other factors, actual losses and loss expenses may deviate, perhaps materially, from expected ultimate costs which are reflected in our current reserves. This is evident in our actual experience of prior years’ calendar year favorable net loss expenses incurred development, which was as follows:

		Favorable development of
		prior years’ net loss
	Net loss reserves	expenses incurred during	Development on prior
	beginning of year	the year	years' loss reserves (%)
2004	4,614.7	101.5	2.2
2005	5,817.7	111.2	1.9
2006	5,498.2	145.2	2.6

The current year development reflects the composite effect of the factors described above. It is not possible to identify the effect of each individual factor because of the inter-relationship between such factors.
Prior years’ favorable net loss expenses incurred in 2006 of USD 145.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 102.8 million, and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 42.4 million.
Prior years’ favorable net loss expenses incurred in 2005 of USD 111.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 86.0 million and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 25.2 million.
Prior years’ favorable net loss expenses incurred in 2004 of USD 101.5 million were primarily driven by net adverse development of prior years’ loss reserves of USD 72.8 million, the reduction of a reinsurance recoverable of USD 12.0 million, which was partially offset by the reversal of reserves relating to prior years’ premium accruals in the amount of USD 186.3 million.
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
Our Standard Property and Casualty Reinsurance segment is primarily comprised of short and medium-tail lines of business and accounted for 40.4%, 40.0%, and 45.4% of our gross non-life loss and loss expense reserves at December 31, 2006, 2005 and 2004, respectively. Our Specialty Lines segment is primarily comprised of medium and long-tail lines of business and accounted for 55.1%, 55.2% and 50.3% of our gross non-life loss and loss expense reserves at December 31, 2006, 2005 and 2004, respectively. As discussed in the reporting tail description above, this factor can have a significant impact on the volatility of reserves and the uncertainties that exist in the reserve estimation process.
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
In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earn. Premiums are typically earned on a pro-rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
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
Similarly, the seasonality of premium writings are also analyzed on a regular basis by our underwriters and client relationship managers, taking into account the underlying business, the local market environments and emerging trends.
Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. The time lag between the release of this information from the ceding company to us can be significant and depends on the reporting frequency of the underlying accounts.
Consideration receivable for a retroactive reinsurance contract is recognized as premiums earned at the inception of the contract.
Deposit accounting
In the ordinary course of business, we both purchase, or cede and sell, or assume, property and casualty reinsurance protection. For both ceded and assumed reinsurance, risk transfer requirements mainly those in SFAS 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” must be met in order to obtain reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premium and losses. If risk transfer requirements are not met, a contract is to be accounted for under deposit accounting, typically resulting in the recognition of cash flows under the contract as a deposit asset or liability and not as revenue or expense. Generally, to meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk and a reasonable possibility of a significant loss for the assuming entity.
Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience and relatively low policy limits as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must support the fact that a significant loss is reasonably possible. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer’s risk of loss varies consistently with that of the reinsured and/or support various scenarios under which the assuming entity can recognize a significant loss.

In the event that a transaction does not meet risk transfer requirements, the transaction will be accounted for in accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (“SOP 98-7”). SOP 98-7 applies to proposed, assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. In general, most of the assumed finite transactions underwritten by Converium fail the risk transfer test because there is underwriting risk and timing risk but the underwriting risk is not significant. In these instances a deposit asset/liability is recognized on the balance sheet based on the net cash flows of the transaction. These amounts accrete interest income/expense utilizing the effective interest method based on amounts ultimately estimated to be paid and the time to settlement of the asset/liability. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income/expense over the coverage period of the policy and is not recorded as a deposit asset/liability.
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
Other- than- temporary impairment

Based on quantitative and qualitative factors, the Company reviews at least quarterly individual debt and equity securities classified as held-to-maturity or available-for-sale, for whether or not there is an indication that a decline in fair value below the investment security’s carrying value is considered other-than-temporary.
If the decline in fair value is judged to be other-than-temporary, and management does not have the intent and ability to hold the investment until recovery, impairment is deemed to have occurred and the cost basis of the security shall be written down to fair value as the new cost basis. The amount of this write-down should be recognized as impairment of securities in the statement of income.
For all marketable and non-marketable equity and debt securities where the cost basis has remained in excess of the fair value for twelve months consecutively and the fair value has declined by 20% or more of the cost basis, except in circumstances where potential recovery for equity securities can be conclusively demonstrated and documented, the declines will be presumed to be other-than-temporary and thus impaired and must be written down to the fair value. Furthermore, management believes that where there is a 50% or more magnitude of decline, an impairment provision should immediately be recognized.
For securities expected to be sold, an other-than-temporary charge should be recognized if the Company does not expect the fair value to recover prior to the expected date of sale.
Converium has outsourced investment management to recognized and experienced professional funds managers that operate and are monitored in relation to the specific investment guidelines of the Company and has sufficient control to support our ability and intent assertions where applicable.
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
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No. 23 (APB23), “Accounting for Income Taxes—Special Areas”, and therefore is required under SFAS No. 109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors, including no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies".
Goodwill and other intangible assets
Goodwill and intangible assets with an indefinite life are no longer amortized with effect from January 1, 2002, in accordance with SFAS 142. The Company continues to review the carrying value of goodwill related to all of its investments for any impairment on an annual basis. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in the period in which it is determined.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight-line basis over the newly determined expected useful life of the asset. See Note 7 to our 2006 consolidated financial statements for further information on goodwill and intangible assets
Investment results
Investment results are an important part of our overall profitability. Our net investment income increased by USD 2.6 million, or 1.0% for the year ended December 31, 2006 as compared with the same period in 2005. The average total invested assets remained largely unchanged. However, the lower income contribution from the Funds Withheld Asset which was attributable to the declining balance on this asset, was more than offset by higher investment income from short dated investments reflected in other investment income, due to generally higher yields as a result of an inverted yield curve environment. Our net investment income increased by USD 30.3 million, or 13.3% for the year ended December 31, 2005 as compared with the same period in 2004. The increase largely resulted from growth in total invested assets during 2005, and a reallocation from equity securities into income generating fixed maturities securities. We paid fees in the amount of USD 8.1 million, USD 9.8 million and USD 11.6 million to our asset managers and custodians in 2006, 2005 and 2004, respectively, including other investment-related costs. Our average net investment income yield (pre-tax) was 4.2% for the year ended December 31, 2006 as compared with 4.2% and 3.9% for the same periods in 2005 and 2004, respectively.
An increasing component of net investment income arises from income received on business written on a funds withheld basis such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, while the investment income from these funds held by reinsureds is included in our net investment income, there is an increase of 0.2 points for 2006 in the reported average net investment income yield (pre-tax). Excluding this effect, the average net investment income yield (pre-tax) would have been 4.0%, 3.9% and 3.7% for the years ended December 31, 2006, 2005 and 2004, respectively.
The following table shows the average pre-tax yields and investment results on our investment portfolio for the years ended December 31, 2006, 2005 and 2004.

	Net Investment Income and Net Realized and Unrealized Capital Gains (Losses)
				Year Ended December 31,
	2006			2005			2004
	Net		Realized	Net		Realized	Net		Realized
	investment	Pre-tax	gains	investment	Pre-tax	gains	investment	Pre-tax	gains
(USD millions, except yields)	income	yield (%)	(losses)	income	yield (%)	(losses)	income	yield (%)	(losses)
Fixed maturity securities	152.5	4.0%	-18.6	153.8	4.0%	-4.8	112.9	3.4%	1.9
Equity securities	5.6	1.1%	23.5	5.8	1.8%	40.0	13.2	2.9%	34.9
Funds Withheld Asset	52.1	5.2%		62.6	5.3%		75.1	5.4%
Short-term and other investments	60.5	7.1%	14.0	44.7	5.4%	-3.9	36.8	5.9%	-5.6
Less investment expenses	-10.3			-9.1			-10.5
Total	260.4	4.2%		257.8	4.2%		227.5	3.9%
Net realized capital gains (losses)	18.9			31.3			31.2
Net investment income and net realized capital gains (losses)	279.3	4.5%		289.1	4.7%		258.7	4.5%
Change in net unrealized gains (losses)	25.1			-15.2			8.0
Total investment return	304.4	5.0%		273.9	4.5%		266.7	4.6%

(1)	In line with the income statement presentation for discontinued operations, yields have been calculated by excluding the North American operation’s invested assets from the average total invested assets sums for 2005 and 2004
Our average total investment income yield (pre-tax) was 4.5% for the year ended December 31, 2006 as compared with 4.7% for 2005 and 4.5% for 2004. Yields are calculated based on the average of beginning and ending total invested asset balances (including cash and cash equivalents). The total investment income yield was slightly lower in 2006 as compared with 2005. In 2006, net realized gains were predominately driven by the sale of Swiss direct real estate holdings, while realized gains on equity securities were offset by realized losses on fixed maturities securities and impairment. The 2005 and 2004 yields were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks. In addition, our average total investment income yield (pre-tax) was negatively impacted by USD 11.7 million, USD 9.2 million and USD 6.2 million of impairment charges during 2006, 2005 and 2004, respectively.

Our average total investment return (pre-tax) was 5.0% for the year ended December 31, 2006 as compared with 4.5% and 4.6% for the same periods in 2005 and 2004, respectively. Our 2006 total investment return was positively impacted by the strong performance of equity securities markets and hedge funds, which also resulted in positive changes in unrealized gains. Additionally, the sale of our North American operations reduced total unrealized losses by USD 26.5 million. This positive development was partially offset by the lower valuation on fixed maturities securities due to yield curve shifts. In 2005, the change in net unrealized gains was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets.
Pursuant to the agreement signed on March, 15, 2007 with Deutsche Asset Management AG to offer strategic investment support, we initiated a project to evaluate the continued classification of investments into available for sale and held to maturity accounting categories.
Restructuring costs
For the year ended December 31, 2006 we incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 12.1 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to our global cost base including employee terminations and closure of smaller offices. In 2004 we recorded restructuring costs of USD 0.2 million.
Income tax
We are subject to local income tax requirements in the jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. The income tax expense in our financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income or loss. In addition, the income tax we pay is based on local tax returns in which our reported income or loss and expenses may differ from that reported in our financial statements.
As a result of changes in our geographic contribution of taxable income or loss as well as changes in the amount of our non-taxable income and expense and changes in our valuation allowance, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.
Converium recorded an income tax expense of USD 40.5 million and USD 16.1 million for the years ended December 31, 2006 and 2005, respectively and an income tax benefit of USD (4.6) million for the year ended December 31, 2004. Our global effective tax rate for continuing operations was 15.9% for the year ended December 31, 2006 as compared with 32.1% and (21.9)% for the same periods of 2005 and 2004, respectively. For the year ended December 31, 2006, Converium’s consolidated income tax expense of USD 40.5 million comprised of USD 10.3 million of current income tax expense and USD 30.2 million of deferred income tax expense. The current income tax portion reflects the net tax paying position of some affiliated companies. Due to the establishment of a full valuation allowance in 2004 on the net deferred tax position for certain affiliates in Switzerland, no deferred income tax expense has been reported for these entities. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income tax expense on a jurisdiction-by-jurisdiction basis.
As of December 31, 2006, Converium had total net operating losses carried forward of USD 1,040.5 million available to offset future taxable income of certain branches and subsidiaries. All of these net operating losses carried forward relate to Converium Rückversicherung (Deutschland) AG and Converium AG. Converium AG’s net operating losses expire in the years 2011 through 2013. The benefits of these carryforwards are dependent on the generation of taxable income in those jurisdictions in which they arose and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.
As a result of the rating upgrade in 2007, “roadmap to sustainable value creation” and other events occurring post year end, the company completed the regular assessment of the need for a valuation allowance as at March 31, 2007, and determined that a substantial release was required during 2007. Each quarter Converium reassesses the need for a valuation allowance in light of all available information, which could result in a change in this position.
For further information about our income tax expenses, see Note 12 to our 2006 consolidated financial statements.
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
Results of operations
The table below presents summary income statement data for the years ended December 31, 2006, 2005 and 2004.

	For the year ended December 31,
	2006	2005	2004
	(USD millions)
Revenues:
Gross premiums written	1,980.9	1,955.0	3,492.2
Net premiums written	1,852.0	1,783.1	3,255.9
Net premiums earned	1,811.7	2,254.8	3,098.5
Net investment income	260.4	257.8	227.5
Net realized capital gains (losses)	18.9	31.3	31.2
Total revenues	2,091.0	2,543.9	3,357.2
Benefits, losses and expenses:
Losses, loss expenses and life benefits	-1,187.8	-1,720.1	-2,395.0
Acquisition costs	-482.1	-537.4	-753.9
Other operating and administration expenses	-148.6	-163.5	-153.8
Other loss	-0.5	-21.9	-4.7
Interest expense	-16.7	-17.2	-18.7
Amortization of other intangible assets	—	-21.5	-9.9
Restructuring costs	0.2	-12.1	-0.2
Total benefits, losses and expenses	-1,835.5	-2,493.7	-3,336.2
Income from continuing operations before taxes	255.5	50.2	21.0
Income tax (expense) benefit	-40.5	-16.1	4.6
Income from continuing operations	215.0	34.1	25.6
(Loss) income from discontinued operations, net of tax	-157.9	34.6	-608.1
Net income (loss)	57.1	68.7	-582.5
For the year ended December 31, 2006, we reported income from continuing operations of USD 215.0 million compared with USD 34.1 million for the same period in 2005. Our 2006 figures demonstrate the quality of our underlying book of business, the absence of any major catastrophic events, as well as a satisfactory net investment income. The significant increase in profit is driven by an improvement in the non-life combined ratio from 107.0% in 2005 to 96.3% in 2006. In addition, our results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 52.1 million, resulting from net favorable development of prior years’ loss reserves of USD 102.8 million, which were offset by reductions in premiums and other expenses of USD 50.7 million.
However, the costs of defending the class actions, see “Item 8. — Financial Information —A. Consolidated Statements and Other Financial Information — Class Action Lawsuits”, may have a material impact on our operating results in future reporting periods and an unfavorable outcome could have a materially adverse effect on the Company’s financial condition, results of operations and cash flows.
The (loss) income from discontinued operations comprises of the sale of the North American operations (discontinued business), which were sold to the National Indemnity Company. In 2006, loss from discontinued operations was USD 157.9 million, consisting of a total transaction loss of USD 190.1 million which was recognized upon the completion of the sale on December 13, 2006. This was offset by income from operations of discontinued business of USD 32.2 million.
Net income from operations of discontinued business was USD 32.2 million and USD 34.6 million for the years ended December 2006 and 2005, respectively compared with a net loss for the year ended December 2004 of USD 608.1 million. The positive results in 2005 reflect commutations after our North American operations were put into run-off in 2004. The net loss from discontinued operations in 2004 included the net adverse impact of prior year accident years on the technical result of USD 506.4 million and an impairment of goodwill of USD 94.0 million.
Our 2005 results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 42.8 million, resulting from net favorable development of prior years’ loss reserves of USD 86.0 million, which were offset by the reductions in premiums and other expenses of USD 43.2 million as well as a satisfactory net investment income. However, our results were adversely impacted by significant natural catastrophe losses totaling USD 149.2 million from Winter Storm Erwin, the Continental European floods and the US hurricanes, which had an effect of 7.7 points on our 2005 non-life combined ratio of 107.0%.
The table below shows the reconciliation between pre-tax operating income and net income (loss). We use pre-tax operating results to measure the performance of our underlying reinsurance operations, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment or restructuring costs.

	For the year ended December 31,
	2006	2005	2004
	(USD millions)
Pre-tax operating income continuing operations	236.4	52.5	-0.1
Net realized capital gains	18.9	31.3	31.2
Amortization of other intangible assets	—	-21.5	-9.9
Restructuring costs	0.2	-12.1	-0.2
Income from continuing operations before taxes	255.5	50.2	21.0
Income from continuing operations	215.0	34.1	25.6
(Loss) income from discontinued operations	-157.9	34.6	-608.1
Net income (loss)	57.1	68.7	-582.5
Year ended December 31, 2006 compared with year ended December 31, 2005
Converium consolidated net income
For the year ended December 31, 2006, we reported net income of USD 57.1 million compared with USD 68.7 million for the same period in 2005.
Converium consolidated income from continuing operations
For the year ended December 31, 2006, we reported income from continuing operations of USD 215.0 million compared with USD 34.1 million for the same period in 2005. Our 2006 figures demonstrate the quality of our underlying book of business, the absence of any major catastrophic events, as well as a satisfactory net investment income. The significant increase in profit is driven by an improvement in the non-life combined ratio from 107.0% in 2005 to 96.3% in 2006. In addition, our results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 52.1 million, resulting from net favorable development of prior years’ loss reserves of USD 102.8 million, which were offset by reductions in premiums and other expenses of USD 50.7 million.
The Company uses pre-tax operating results to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment and restructuring costs. We reported a pre-tax operating income from continuing operations of USD 236.4 million for the year ended December 31, 2006 as compared with a pre-tax operating income of USD 52.5 million for the same period in 2005.
We reported net realized gains on investments of USD 18.9 million and USD 31.3 million for the years ended December 31, 2006 and 2005, respectively. Net realized gains for 2006 largely reflect the sale of our holdings in Swiss direct real estate of USD 130.1 million in gross proceeds which generated pre-tax realized gains of USD 18.7 million. Net realized capital gains for 2005 primarily related to the sale of equity securities which were driven by our asset reallocation, which generated proceeds of approximately USD 39.6 million. This positive impact was partially offset by USD 2.4 million related to the partial impairment of our 48% participation in SATEC, which we sold in December 2005.
Converium consolidated (loss) income from discontinued operations
The (loss) income from discontinued operations comprises of the sale of our North American operations (discontinued business), which were sold to the National Indemnity Company. In 2006, loss from discontinued operations was USD 157.9 million, consisting of a total transaction loss of USD 190.1 million which was recognized upon the completion of the sale on December 13, 2006. This was offset by income from operations of discontinued business of USD 32.2 million.

Net income from operations of discontinued business was USD 32.2 million and USD 34.6 million for the years ended December 2006 and 2005, respectively. Income from operations of discontinued business of USD 32.2 million includes commutation gains in connection with the sales transaction of our North American operations. The positive results in 2005 reflect commutations after our North American operations were put into run-off in 2004.
Converium consolidated premiums
For the year ended December 31, 2006, gross premiums written increased by 1.3% and net premiums written increased by 3.9% showing a resilient franchise and visible progress made towards the Company’s turnaround in 2006. Net premiums earned have decreased due to the impact of the ratings downgrades in 2004.
For the year ended December 31, 2006, net premiums written in Standard Property & Casualty Reinsurance increased by USD 77.9 million, or 10.5%, Specialty Lines decreased by USD 8.3 million, or 1.1% and net premiums written in the Life & Health Reinsurance segment decreased by USD 0.7 million, or 0.2%. On a consolidated basis we ceded 6.5% and 8.8% of our gross premiums written for the years ended December 31, 2006 and 2005, respectively.
Converium consolidated net investment income and net realized capital gains (losses)
Investment results are an important part of our overall profitability. Our net investment income increased by USD 2.6 million, or 1.0% for the year ended December 31, 2006 as compared with the same period in 2005. The average total invested assets remained largely unchanged. However, the lower income contribution from the Funds Withheld Asset which was attributable to the declining balance on this asset, was more than offset by higher investment income from short-dated investments reflected in other investment income, due to generally higher yields as a result of an inverted yield curve environment. We paid fees in the amount of USD 8.1 million and USD 9.8 million to our asset managers and custodians for the years ended December 31, 2006 and 2005, respectively, including other investment-related costs. Our average net investment income yield (pre-tax) was 4.2% for the year ended December 31, 2006 as compared with 4.2% for the same period in 2005.
An increasing component of net investment income arises from income received on business written on a funds withheld basis such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, while the investment income from these funds held by reinsureds is included in our net investment income, there is an increase of 0.2 points for 2006 on the reported average net investment income yield (pre-tax). Excluding this effect, the average net investment income yield (pre-tax) would have been 4.0% and 3.9% for the years ended December 31, 2006 and 2005, respectively.
Our average total investment income yield (pre-tax) was 4.5% for the year ended December 31, 2006 as compared with 4.7% for 2005. Yields are calculated based on the average of beginning and ending total invested asset balances (including cash and cash equivalents). The total investment income yield was slightly lower in 2006 as compared with 2005. In 2006, net realized gains were predominately driven by the sale of Swiss direct real estate holdings, while realized gains on equity securities were offset by realized losses on fixed maturities securities and impairment. In addition, our average total investment income yield (pre-tax) was negatively impacted by USD 11.7 million and USD 9.2 million of impairment charges during 2006 and 2005, respectively. See “Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.
Our average total investment return (pre-tax) was 5.0% for the year ended December 31, 2006 as compared with 4.5% for the same periods in 2005. Our 2006 total investment return was positively impacted by the strong performance of equity securities markets and hedge funds, which also resulted in positive changes in unrealized gains. Additionally, the sale of our North American operations reduced total unrealized losses by USD 26.5 million. This positive development was partially offset by the lower valuation on fixed maturities securities due to yield curve shifts. In 2005, the change in net unrealized gains was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets.
Converium consolidated losses, loss expenses and life benefits
Our losses, loss expenses and life benefits incurred decreased for the year ended December 31, 2006 as compared with the same period of 2005 due to a reduction in overall business volume, the absence of any major catastrophic events as well as net favorable development of prior years’ loss reserves. The results for the year ended December 31, 2005 were impacted by the effects of natural catastrophes, which added 7.7 points to the non-life loss ratio.

Development of prior years’ loss reserves: For the year ended December 31, 2006, we reported net favorable development of prior years’ loss reserves of USD 102.8 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 54.1 million primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Motor line of business of USD 16.5 million. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 48.7 million primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.
For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves of USD 86.0 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 30.7 million primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
Impact of property catastrophe losses: The year ended December 31, 2006 exhibited insignificant natural catastrophe activity with total incurred losses of USD 10.5 million. There were no individual large losses, defined as those in excess of USD 10.0 million or more of net incurred losses to us.
The year ended December 31, 2005 exhibited significant natural catastrophe activity and included the following large losses, defined as those in excess of USD 10.0 million or more of net incurred losses:

(USD millions)
Winter Storm Erwin	32.5
Continental European Floods	24.8
Hurricane Katrina	33.2
Hurricane Rita	14.1
Hurricane Wilma	44.6
Total	149.2
For the non-life business, total net incurred losses from these natural catastrophes were USD 149.2 million which added 7.7 points to the non-life loss ratio of 77.4% for the year ended December 31, 2005. Excluding these events, our non-life loss ratio for the year would have been 69.7%.
Guaranteed Minimum Death Benefit (GMDB) business: For the years ended December 31, 2006 and 2005, there were no additional reserving actions required for the GMDB book of business. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to USD 353.9 million at December 31, 2006 from USD 478.2 million at December 31, 2005.
September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of USD 692.9 million arising out of the terrorist attacks (including losses from our subsequently sold North American operations). These losses are capped through an agreement with ZFS. Our recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of our North American operations. We will be exposed to the risk of non-payment of ZFS’ units and we are exposed to credit risk from these subsidiaries of ZFS. We are not exposed to potential non-payments by retrocessionaires for these events in excess of the cap. In 2006, 2005 and 2004, there was no additional development in net reserves for the September 11th terrorist attacks.
Asbestos and environmental exposures: As of December 31, 2006 and 2005, we had reserves for environmental impairment liability and asbestos-related claims of USD 49.2 million, respectively, for each year. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.8 years at December 31, 2006 and 14.1 years at December 31, 2005.
Converium consolidated acquisition costs

Acquisition costs primarily relate to commissions on treaty and individual risk business. For the year ended December 31, 2006 our acquisition costs decreased as compared with the same period of 2005 primarily as a result of the reduction of our overall business volume. Our non-life acquisition costs ratio increased for the year ended December 31, 2006 primarily driven by a relatively low acquisition cost ratio in 2005 due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there were no acquisition costs.
Converium consolidated operating and administration expenses
Operating and administration expenses decreased for the year ended December 31, 2006 as compared with the same period in 2005 resulting from the 2005 cost management measures. The decrease in administration costs reflects lower average staffing levels, the non-recurrence of the expenses associated with staff retention plans in 2005, the closure of some of our smaller offices in 2005 as well as the full amortization of some of our internal software systems in 2005. Accordingly, the non-life administration expense ratio decreased for the year ended December 31, 2006 as compared with the same period of 2005.
Converium consolidated other loss
Other loss was USD 0.5 million for the year ended December 31, 2006 as compared with USD 21.9 million for the same period in 2005. Other loss in 2006 includes increased interest income from business written on a funds held basis and lower costs of USD 19.9 million incurred from our Lloyd’s participations compared with USD 24.0 million in 2005. Additionally, 2006 includes an income of USD 5.3 million due to the recovery on a balance previously written off. Other loss for the year ended December 31, 2005 includes a USD 9.0 million charge related to our strategic alliance with MDU, (See Note 17 for further information) and a charge of USD 2.4 million related to our investment in SATEC.
Converium consolidated interest expense, amortization of intangible assets and restructuring costs
Interest expense: Interest expense remained relatively stable for the year ended December 31, 2006 as compared with the same period in 2005. Interest expense primarily includes payment on the Guaranteed Subordinated Notes. See Note 11 to our 2006 consolidated financial statements for additional information on our outstanding debt.
Amortization of intangible assets: There was no amortization of intangible assets for the year ended December 31, 2006 compared with USD 21.5 million same period in 2005. The amortization amount in 2005 relates to the intangible asset for Global Aerospace Underwriting Managers Limited (“GAUM”). For additional information on GAUM see Notes 7 and 17 to our 2006 consolidated financial statements.
Restructuring costs: For the year ended December 31, 2006 we incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 12.1 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to our global cost base including employee terminations and closure of smaller offices.
Converium consolidated income tax expense
We recorded an income tax expense of USD 40.5 million and USD 16.1 million for the years ended December 31, 2006 and 2005, respectively. Our global effective tax rate for continuing operations was 15.9% for the year ended December 31, 2006 as compared with 32.1% for the same period of 2005. For the year ended December 31, 2006, Converium’s consolidated income tax expense of USD 40.5 million comprised of USD 10.3 million of current income tax expense and USD 30.2 million of deferred income tax expense. The current income tax portion reflects the net tax paying position of some affiliated companies. Due to the establishment of a full valuation allowance in 2004 against existing net deferred tax assets our operations in Switzerland reported no income tax and no deferred income tax expense. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income taxes on a jurisdiction-by-jurisdiction basis.
The 2005 consolidated income tax expense of USD 16.1 million comprised of a current income tax expense of USD 12.0 million and a deferred income tax expense of USD 4.1 million.
Converium consolidated combined ratios

Our non-life combined ratio was 96.3% in 2006 and 107.0% in 2005. The decrease in 2006 of the non-life combined ratio resulted from the absence of any major catastrophic events as well as net favorable impact of prior accident years on the technical result of USD 52.1 million. In 2005, our combined ratio was negatively impacted by the catastrophic losses of the US hurricanes and Continental European floods.
Year ended December 31, 2005 compared with year ended December 31, 2004
Converium consolidated net income (loss)
For the year ended December 31, 2005 we reported a net income of USD 68.7 million compared with a net loss of USD 582.5 million for the same period in 2004.
Converium consolidated income from continuing operations
For the year ended December 31, 2005, we reported income from continuing operations of USD 34.1 million compared with USD 25.6 million for the same period in 2004. Our 2005 results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 42.8 million, resulting from net favorable development of prior years’ loss reserves of USD 86.0 million, which were offset by the reductions in premiums and other expenses of USD 43.2 million as well as a satisfactory net investment income. However, our results were adversely impacted by significant natural catastrophe losses totaling USD 149.2 million from Winter Storm Erwin, the Continental European floods and the US hurricanes, which had an effect of 7.7 points on our 2005 non-life combined ratio of 107.0%.
We reported a pre-tax operating income from continuing operations of USD 52.5 million for the year ended December 31, 2005 as compared with a pre-tax operating loss of USD 0.1 million for the same period in 2004.
We reported net realized gains on investments of USD 31.3 million and USD 31.2 million for the years ended December 31, 2005 and 2004, respectively. The 2005 net realized capital gains primarily resulted from higher realized capital gains on the sale of equity securities offset by higher realized losses on fixed maturity securities in connection with ordinary trading activity. The 2004 net realized capital gains reflected the sales of equity securities to adjust the Company’s asset allocation to reduce investment portfolio risk.
Converium consolidated income (loss) from discontinued operations
Net income from operations of discontinued business was USD 34.6 million for the year ended December 2005 as compared with a net loss of USD 608.1 million for the same period of 2004. The positive results in 2005 reflect commutations after our North American operations were put into run-off in 2004. The net loss from discontinued operations in 2004 included the net adverse impact of prior year accident years on the technical result of USD 506.4 million and an impairment of goodwill of USD 94.0 million
Converium consolidated premiums
For the year ended December 31, 2005, gross premiums written decreased by 44.0%, net premiums written decreased by 45.2% and net premiums earned decreased by 27.2% primarily due to the ratings downgrades which occurred in 2004.
For the year ended December 31, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by USD 638.4 million, or 46.3%, Specialty Lines decreased by USD 827.6 million, or 52.9% and net premiums written in the Life & Health Reinsurance segment decreased by USD 6.8 million, or 2.2%. On a consolidated basis we ceded 8.8% and 6.8% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively.
Net premiums earned for the year ended December 31, 2005 decreased at a slower rate than the corresponding net premiums written as premiums are still being earned from business written in prior underwriting years.
Converium consolidated net investment income and net realized capital gains (losses)
Our net investment income increased by USD 30.3 million, or 13.3% for the year ended December 31, 2005 as compared with the same period in 2004. The increase largely resulted from growth in total invested assets during 2005, and a reallocation from equity securities into income generating fixed maturities securities. We paid fees in the amount of USD 9.8 million and USD 11.6 million to our asset managers and custodians for the years ended December 31, 2005 and 2004, respectively, including other investment-related costs. Our average net investment income yield (pre-tax) was 4.2% for the year ended December 31, 2005 as compared with 3.9% for the same periods in 2004.
An increasing component of net investment income arises from income received on business written on a funds withheld basis such as certain Lloyd’s transactions. These assets are reported under funds held by reinsureds and do not form part of the average total invested assets, while the investment income from these funds held by reinsureds is included in our net investment income. Excluding this effect, the average net investment income yield (pre-tax) would have been 3.9% and 3.7% for the years ended December 31, 2005 and 2004, respectively.
Our average total investment income yield (pre-tax) was 4.7% for the year ended December 31, 2005 as compared with 4.5% for 2004. Yields are calculated based on the average of beginning and ending total invested asset balances (including cash and cash equivalents). The 2005 and 2004 yields were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks. In addition, our average total investment income yield (pre-tax) was negatively impacted by USD 9.2 million and USD 6.2 million of impairment charges during 2005 and 2004, respectively. See “Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.
Our average total investment return (pre-tax) was 4.5% for the year ended December 31, 2005 as compared with 4.6% for the same period in 2004. In 2005, the change in net unrealized gains was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets.
Converium consolidated losses, loss expenses and life benefits
Our losses, loss expenses and life benefits incurred decreased for the year ended December 31, 2005 as compared with the same period of 2004 due to a reduction in overall business volume as well as net favorable development of prior years’ loss reserves. This decrease was partially offset by the effects of natural catastrophes, which added 7.7 points to the non-life loss ratio. The results for the year ended December 31, 2004 were similarly impacted by natural catastrophes which added 3.5 points to the non-life loss ratio as well as net adverse development of prior years’ loss reserves.
Development of prior years’ loss reserves: For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves of USD 86.0 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 30.7 million primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For the year ended December 31, 2004, we recorded net adverse development of prior years’ loss reserves of USD 72.8 million. The Standard Property & Casualty Reinsurance segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 11.3 million primarily related to adverse development within the Motor line of business of USD 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business of USD 77.8 million. The Specialty Lines segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business of USD 116.1 million and USD 13.7 million, respectively, partially offset by net favorable development of prior years’ loss reserves related to: Credit & Surety (USD 30.2 million), Aviation & Space (USD 24.6 million) and Workers’ Compensation (USD 16.4 million) lines of business.
Impact of property catastrophe losses: The year ended December 31, 2005 exhibited significant natural catastrophe activity and included the following large losses, defined as those in excess of USD 10.0 million or more of net incurred losses:

(USD millions)
Winter Storm Erwin	32.5
Continental European Floods	24.8
Hurricane Katrina	33.2
Hurricane Rita	14.1
Hurricane Wilma	44.6
Total	149.2

For the non-life business, total net incurred losses from these natural catastrophes were USD 149.2 million which added 7.7 points to the non-life loss ratio of 77.4% for the year ended December 31, 2005. Excluding these events, our non-life loss ratio for the year would have been 69.7%. In 2004, our large natural catastrophe losses included hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of USD 98.4 million. These natural catastrophes added 3.5 points to the non-life loss ratio of 77.6% for the year ended December 31, 2004. Excluding these events, our non-life loss ratio for the year would have been 74.1%.
Based on current estimates of losses from the catastrophic events that occurred during 2005, we did not file a trigger event request regarding our catastrophe protection provided under our Helix 04 Limited counterparty contract in respect of these losses. See Note 10 to our 2006 consolidated financial statements for further information on our Helix catastrophic protection.
Guaranteed Minimum Death Benefit (GMDB) business: For the year ended December 31, 2005 and 2004 there were no additional reserving actions required for the GMDB book of business. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to USD 478.2 million at December 31, 2005 from USD 635.5 million at December 31, 2004.
September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of USD 692.9 million arising out of the terrorist attacks (including losses from our subsequently sold North American operations). These losses are capped through an agreement with ZFS. Our recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of our North American operations. We will be exposed to the risk of non-payment of ZFS’ units and we are exposed to credit risk from these subsidiaries of ZFS. We are not exposed to potential non-payments by retrocessionaires for these events in excess of the cap. In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss expenses by USD 8.7 million, but as our losses are capped at USD 231.0 million by ZFS, as described above, this ruling did not have an effect on our net loss position. In 2005 and 2004, there was no additional development in net reserves for the September 11th terrorist attacks.
Asbestos and environmental exposures: As of December 31, 2005 and 2004, we had reserves for environmental impairment liability and asbestos-related claims of USD 49.2 million for each year. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 14.1 years at December 31, 2005 and 13.6 years at December 31, 2004.
Converium consolidated acquisition costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. For the year ended December 31, 2005 our acquisition costs decreased and our non-life acquisition cost ratio remained relatively stable compared with the same period of 2004. Acquisition costs decreased as a result of the reduction in overall business volume; however premiums were still being earned from business written in prior underwriting years.
Converium consolidated operating and administration expenses
In 2005, operating and administration expenses increased as compared with 2004 primarily due to expenditures relating to the restatement that occurred during 2005/2006 and costs resulting from staff retention plans. The non-life administration expense ratio increased in 2005 as compared with 2004 resulting from the measures referred to above as well as from the sharp decrease in premium volume in 2005 compared with 2004.
Converium consolidated other loss
Other loss for the years ended December 31, 2005 and 2004 was USD 21.9 million and USD 4.7 million, respectively. Other loss for the year ended December 31, 2005 includes a USD 9.0 million charge related to our strategic alliance with MDU, (See note 17 for further information) and a charge of USD 2.4 million related to our investment in SATEC.

Converium consolidated interest expense, goodwill and other intangible assets and restructuring costs
Interest expense: Interest expense remained relatively stable for the year ended December 31, 2005 as compared with the same period in 2004. Interest expense primarily includes payment on the Guaranteed Subordinated Notes. See Note 11 to our 2006 consolidated financial statements for additional information on our outstanding debt.
Amortization of intangible assets: Amortization of other intangible assets was USD 21.5 million for the year ended December 31, 2005 as compared with USD 9.9 million for the same period in 2004. The amortization amounts in 2005 and 2004 relate to the intangible asset for Global Aerospace Underwriting Managers Limited (“GAUM”). The charge for 2005 increased due to the fact that the remaining useful life of the intangible asset was reassessed in the fourth quarter of 2004 to be less than one year which led to the accelerated amortization. For additional information on GAUM see Notes 7 and 17 to our 2006 consolidated financial statements.
Restructuring costs: Converium recorded restructuring costs of USD 12.1 million for the year ended December 31, 2005 compared with USD 0.2 million for the same period of 2004. In 2005, the reduction in overall business volume required organizational changes and an adjustment to our global cost base including employee terminations and closure of smaller offices.
Converium consolidated income tax (expense) benefit
We recorded an income tax expense of USD 16.1 million for the year ended December 31, 2005 compared with an income tax benefit USD 4.6 million in 2004. Our global effective tax rate for continuing operations was 32.1% for the year ended December 31, 2005 as compared with (21.9)% for the same period of 2004. For the year ended December 31, 2005, Converium’s consolidated income tax expense of USD 16.1 million comprised of USD 12.0 million of current income tax expense and USD 4.1 million of deferred income tax expense. The current income tax portion reflects the net tax paying position of some affiliated companies.
Converium consolidated combined ratios
Our non-life combined ratio was 107.0% in 2005 and 105.7% in 2004. The increase in the non-life combined ratio resulted from the negative impact on underwriting results of US hurricanes, Continental European floods and increased expenditures relating to the Restatement.
Results of Operations by Operating Segment
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.

	Year ended December 31,
	2006	2005	2004
	(USD millions)
Segment income (loss):
Standard Property & Casualty Reinsurance	204.6	45.9	88.3
Specialty Lines	98.9	108.9	-13.4
Life & Health Reinsurance	23.5	17.6	16.4
Corporate Center	-54.5	-49.5	-36.8
Total segment income (loss)	272.5	122.9	54.5
Other loss	-0.5	-21.9	-4.7
Interest expense	-16.7	-17.2	-18.7
Amortization of other intangible assets	—	-21.5	-9.9
Restructuring costs	0.2	-12.1	-0.2
Income (loss) from continuing operations before taxes	255.5	50.2	21.0
Income tax (expense) benefit	-40.5	-16.1	4.6
Income (loss) from continuing operations	215.0	34.1	25.6
(Loss) income from discontinuing operations, net of tax	-157.9	34.6	-608.1
Net income (loss)	57.1	68.7	-582.5

Non-life
The table below presents information regarding results of operations of our non-life business for the years ended December 31, 2006, 2005 and 2004. This information is further discussed on a segment basis below.

	Year ended December 31,
	2006	2005	2004
	(USD millions, except ratios)
Revenues:
Gross premiums written	1,667.6	1,636.2	3,164.3
Net premiums written	1,546.3	1,476.7	2,942.7
Net premiums earned	1,499.3	1,940.0	2,779.8
Net investment income and net realized capital gains	250.1	260.4	239.5
Total revenues	1,749.4	2,200.4	3,019.3
Losses and expenses:
Losses and loss expenses	-975.4	-1,502.1	-2,157.7
Acquisition costs	-388.0	-445.1	-681.4
Other operating and administration expenses	-82.5	-98.4	-105.3
Total losses and expenses	-1,445.9	-2,045.6	-2,944.4
Segment income	303.5	154.8	74.9
Ratios (%):
Non-life loss ratio	65.1	77.4	77.6
Non-life acquisition costs ratio	25.9	22.9	24.5
Non-life administration expense ratio	5.3	6.7	3.6
Non-life combined ratio	96.3	107.0	105.7
Standard Property & Casualty Reinsurance
The table below presents information regarding the results of operations of our Standard Property & Casualty Reinsurance segment for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	(USD millions, except ratios)
Revenues:
Gross premiums written	890.6	803.1	1,509.0
Net premiums written	816.9	739.0	1,377.4
Net premiums earned	775.6	880.8	1,392.2
Net investment income and net realized capital gains (losses)	109.6	119.9	104.4
Total revenues	885.2	1,000.7	1,496.6
Losses and expenses:
Losses and loss expenses	-441.1	-729.6	-1,003.0
Acquisition costs	-195.6	-181.3	-353.3
Other operating and administration expenses	-43.9	-43.9	-52.0
Total losses and expenses	-680.6	-954.8	-1,408.3
Segment income	204.6	45.9	88.3
Ratios (%):
Loss ratio	56.9	82.8	72.0
Acquisition costs ratio	25.2	20.6	25.4
Administration expense ratio	5.4	5.9	3.8
Combined ratio	87.5	109.3	101.2
Year ended December 31, 2006 compared with year ended December 31, 2005
Standard Property & Casualty Reinsurance segment income
Standard Property & Casualty Reinsurance reported a segment income of USD 204.6 million and USD 45.9 million in 2006 and 2005, respectively. Segment income was primarily affected by the following:

•	The recognition of net favorable impact of prior accident years on the technical result of USD 38.6 million in 2006, resulting from net positive development of prior years’ loss reserves of USD 54.1 million, offset by reductions in premiums and other expenses of USD 15.5 million.

The net favorable development of prior years’ loss reserves of USD 54.1 million in 2006 was primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves within the Motor line of business of USD 16.5 million.

•	A strong underwriting result within the property catastrophe and non-catastrophe book of business due to the absence of any major catastrophe losses in 2006.

•	In 2005, segment income was impacted by a number of large natural catastrophes. The Standard Property & Casualty segment experienced a total net impact of USD 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: USD 25.6 million, Hurricane Rita: USD 11.2 million and Hurricane Wilma: USD 41.6 million).

In addition, in 2005, the continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of USD 24.8 million and USD 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was USD 135.7 million.

•	In 2005, offsetting these catastrophes, we recorded a net favorable impact of prior accident years on the technical result of USD 19.7 million, resulting from net favorable development of prior accident years’ loss reserves of USD 30.7 million offset by reductions in premiums and other expenses of USD 11.0 million.

The net favorable development of prior years’ loss reserves of USD 30.7 million was primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively.
Standard Property & Casualty Reinsurance premiums
For the year ended December 31, 2006, gross premiums written increased by 10.9% to USD 890.6 million, net premiums written increased by 10.5% to USD 816.9 million and net premiums earned decreased by 11.9% to USD 775.6 million. The decrease of net premiums earned in 2006 reflects the impact of the ratings downgrades in 2004 with significantly lower earned premiums from prior underwriting years.
For the year ended December 31, 2006, the increase in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Property increased by 10.5% or USD 41.1 million to USD 431.7 million, primarily due to increased business; and

•	General Third Party Liability increased by 56.6% or USD 83.0 million to USD 229.7 million, reflecting additional Lloyd’s business as well as revisions of premium estimates in 2005.
These increases were partially offset by a decrease in the Motor line of business by 24.0% or USD 45.3 million to USD 143.1 million, reflecting this years’ closing of the 2003 Lloyd’s underwriting year as well as a decrease in the Personal accident (assumed from non-life insurers) by 6.8% or USD 0.9 million to USD 12.4 million.
Standard Property & Casualty Reinsurance net investment income and net realized capital gains (losses)
Standard Property & Casualty Reinsurance recorded net investment income and net realized capital gains of USD 109.6 million for the year ended December 31, 2006, a decrease of USD 10.3 million, or 8.6%, compared with net investment income and net realized capital gains of USD 119.9 million for the same period in 2005.
Standard Property & Casualty Reinsurance losses and loss expenses

Standard Property & Casualty Reinsurance had losses and loss expenses incurred of USD 441.1 million in 2006, a decrease of USD 288.5 million, or 39.5%, over 2005. The loss ratio was 56.9% in 2006 as compared with 82.8% in 2005.
In 2006, the Standard Property & Casualty Reinsurance segment recorded net favorable development of prior years’ loss reserves of USD 54.1 million in 2006 which was primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively. This was partially offset by net adverse development of prior years’ loss reserves within the Motor line of business of USD 16.5 million.
In 2006, losses and loss expenses incurred decreased due to the absence of any major catastrophe losses in 2006.
In 2005, the Standard Property & Casualty Reinsurance segment was impacted by a number of large natural catastrophes. The Standard Property & Casualty segment experienced a total net impact of USD 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: USD 25.6 million, Hurricane Rita: USD 11.2 million and Hurricane Wilma: USD 41.6 million).
In addition, in 2005, the continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of USD 24.8 million and USD 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was USD 135.7 million.
Slightly offsetting the aforementioned items was net favorable development of prior years’ loss reserves of USD 30.7 million which was primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively.
Standard Property & Casualty Reinsurance acquisition costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. The Standard Property & Casualty Reinsurance segment’s acquisition costs increased by USD 14.3 million from USD 181.3 million in 2005 to USD 195.6 million in 2006. The acquisition cost ratio was 25.2% in 2006 as compared with 20.6% for the same period of 2005. The increase is mainly driven by a relatively low acquisition cost ratio in 2005 due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there were no acquisition costs.
Standard Property & Casualty Reinsurance operating and administration expenses
Operating and administration expenses remained flat at USD 43.9 million in 2006 while the administration expense ratio decreased from 5.9% in 2005 to 5.4% in 2006 due to the increase in net premiums written.
Standard Property & Casualty Reinsurance combined ratios
Standard Property & Casualty Reinsurance’s combined ratio was 87.5% in 2006 and 109.3% in 2005. The decrease in the combined ratio was primarily due to the absence of major catastrophe losses and the net favorable development of prior years’ loss reserves.
Year ended December 31, 2005 compared with year ended December 31, 2004
Standard Property & Casualty Reinsurance segment income
Standard Property & Casualty Reinsurance reported a segment income of USD 45.9 million and USD 88.3 million in 2005 and 2004, respectively. In addition to the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004, the segment income was primarily affected by the following:
•	The effect of large natural catastrophes that occurred in 2005 impacted the Standard & Property & Casualty Reinsurance segment. The segment experienced a total net impact of USD 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: USD 25.6 million, Hurricane Rita: USD 11.2 million and Hurricane Wilma: USD 41.6 million).

In addition, in 2005, the Continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of USD 24.8 million and USD 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was USD 135.7 million. In 2004, pre-tax results within the Standard Property & Casualty segment were impacted by USD 55.3 million related to natural catastrophes.
•	Slightly offsetting the aforementioned items was the recognition of a net favorable impact of prior accident years on the technical result in the amount of USD 19.7 million, resulting from net favorable development of prior accident years’ loss reserves of USD 30.7 million, offset by reductions in premium, related losses and acquisition costs of net USD 11.0 million for the year ended December 31, 2005.

In 2004, we recorded a net adverse impact of prior accident years on the technical result in the amount of USD 53.3 million, resulting from net adverse development of prior accident years’ loss reserves of USD 11.3 million and reductions in premium, related losses and acquisition costs of net USD 42.0 million for the year ended December 31, 2004.
Standard Property & Casualty Reinsurance premiums
For the year ended December 31, 2005, gross premiums written decreased 46.8% to USD 803.1 million, net premiums written decreased 46.3% to USD 739.0 million and net premiums earned decreased 36.7% to USD 880.8 million. For the year ended December 31, 2005, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Motor (decreased by 56.9% or USD 249.0 million to USD 188.4 million), largely reflecting reduced writings in the France and United Kingdom books of business due to profitability considerations as well as cancellation of business due to the ratings downgrades in 2004;

•	Property (decreased by 25.8% or USD 135.8 million to USD 390.6 million), primarily due to the rating downgrades in 2004;

•	General Third Party Liability (decreased by 61.3% or USD 232.4 million to USD 146.7 million), due to rating downgrades and revisions of premium estimates on our London Market North America and United Kingdom books of business; and

•	Personal accident (assumed from non-life insurers) (decreased by 61.4% or USD 21.2 million to USD 13.3 million), primarily as a result of the cancellation or non-renewal of business and reduced shares in current business due to the ratings downgrades in 2004.
Standard Property & Casualty Reinsurance net investment income and net realized capital gains (losses)
Standard Property & Casualty Reinsurance recorded net investment income and net realized capital gains of USD 119.9 million for the year ended December 31, 2005, an increase of USD 15.5 million, or 14.8%, compared with net investment income and net realized capital gains of USD 104.4 million for the same period in 2004. The investment result was positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks.
Standard Property & Casualty Reinsurance losses and loss expenses
Standard Property & Casualty Reinsurance had losses and loss expenses incurred of USD 729.6 million in 2005, a decrease of USD 273.4 million, or 27.3%, over 2004. The loss ratio was 82.8% in 2005 as compared with 72.0% in 2004.
In 2005, the Standard Property & Casualty Reinsurance segment recorded net favorable development of prior years’ loss reserves of USD 30.7 million which was primarily within the Property line of business of USD 73.3 million. Partially offsetting this was net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively.
The Standard Property & Casualty segment experienced a total net impact of USD 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: USD 25.6 million, Hurricane Rita: USD 11.2 million and Hurricane Wilma: USD 41.6 million).
In addition, in 2005, the Continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of USD 24.8 million and USD 32.5 million, respectively.

In 2004, the Standard Property & Casualty Reinsurance segment recorded net adverse development of prior years’ loss reserves of USD 11.3 million which was primarily related to adverse development within the Motor line of business of USD 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business of USD 77.8 million.
In addition, the segment was also impacted by USD 55.3 million in losses related to natural catastrophes.
Standard Property & Casualty Reinsurance acquisition costs
Acquisition costs primarily relate to commissions on treaty and individual risk business. The Standard Property & Casualty Reinsurance segment’s acquisition costs decreased by USD 172.0 million, or 48.7% to USD 181.3 million. The acquisition costs ratio was 20.6% in 2005 as compared with 25.4% in 2004. The decrease was due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there are no acquisition costs.
Standard Property & Casualty Reinsurance operating and administration expenses
Operating and administration expenses decreased by USD 8.1 million or 15.6% to USD 43.9 million in 2005 while the administration expense ratio increased from 3.8% in 2004 to 5.9% in 2005 due to the significant reduction in net premiums written.
Standard Property & Casualty Reinsurance combined ratios
Standard Property & Casualty Reinsurance’s combined ratio was 109.3% in 2005 and 101.2% in 2004. The increase in the combined ratio was primarily driven by the natural catastrophes in 2005 which impacted the combined ratio by 15.4 points.
Specialty Lines
The table below presents information regarding the results of operations of our Specialty Lines segment for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	(USD millions, except ratios)
Revenues:
Gross premiums written	777.0	833.1	1,655.3
Net premiums written	729.4	737.7	1,565.3
Net premiums earned	723.7	1,059.2	1,387.6
Net investment income and net realized capital gains (losses)	140.5	140.5	135.1
Total revenues	864.2	1,199.7	1,522.7
Losses and expenses:
Losses and loss expenses	-534.3	-772.5	-1,154.7
Acquisition costs	-192.4	-263.8	-328.1
Other operating and administration expenses	-38.6	-54.5	-53.3
Total losses and expenses	-765.3	-1,090.8	-1,536.1
Segment income (loss)	98.9	108.9	-13.4
Ratios (%):
Loss ratio	73.8	72.9	83.2
Acquisition costs ratio	26.6	24.9	23.6
Administration expense ratio	5.3	7.4	3.4
Combined ratio	105.7	105.2	110.2
Year ended December 31, 2006 compared with year ended December 31, 2005
Specialty Lines segment income
Specialty Lines reported segment income of USD 98.9 million and USD 108.9 million in 2006 and 2005, respectively.
• The large decrease of net premiums earned in 2006 reflects the impact of the ratings downgrades in 2004 with significantly lower earned premiums from prior underwriting years.

• Offsetting the decrease in segment income in 2006 was the recognition of net favorable impact of prior accident years on the technical result of USD 13.5 million, resulting from net favorable development of prior years’ loss reserves of USD 48.7 million, offset by reductions in premiums and other expenses of USD 35.2 million.
The net favorable development of prior years’ loss reserves of USD 48.7 million in 2006 primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.
• In 2005, we recorded a net favorable impact of prior accident years on the technical result of USD 23.1 million, resulting from net favorable development of prior years’ loss reserves of USD 55.3 million offset by reductions in premiums and other expenses of USD 32.2 million.
The net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
Specialty Lines premiums
For the year ended December 31, 2006, gross premiums written decreased by 6.7% to USD 777.0 million, net premiums written decreased by 1.1% to USD 729.4 million and net premiums earned decreased by 31.7% to USD 723.7 million. Premium volumes for the year ended December 31, 2006 were still impacted by the ratings downgrades that occurred in 2004.
For the year ended December 31, 2006, the reduction in net premiums written in the Specialty Line segment by line of business included:
•	Aviation & Space decreased by 1.9% or USD 4.7 million to USD 237.1 million;

•	Credit & Surety decreased by 27.7% or USD 16.2 million to USD 42.2 million;

•	Engineering decreased by 5.8% or USD 3.8 million to USD 61.7 million and;

•	Marine & Energy decreased by 9.2% or USD 5.9 million to USD 58.1 million.
For the year ended December 31, 2006, these decreases were partially offset by an increase in net premiums written in the Professional Liability and other Special Liability line of business by 5.2% or USD 14.8 million to USD 297.6 million due to our Lloyd’s participations partially offset by the non-renewal of US casualty business. Furthermore, the Agribusiness line of business increased by 1.1% or USD 0.4 million to USD 37.1 million due to our decision to expand our business written in Europe.
Specialty Lines net investment income and net realized capital gains (losses)
Net investment income and net realized capital gains remained flat at USD 140.5 million for the year ended December 31, 2006 compared with net investment income and net realized capital gains of USD 140.5 million for the same period in 2005.
Specialty Lines losses and loss expenses
Specialty Lines had losses and loss expenses incurred of USD 534.3 million in 2006, a decrease of USD 238.2 million, or 30.8%, over 2005. The loss ratio was 73.8% in 2006 as compared with 72.9% in 2005.
In 2006, the Specialty Lines segment recorded net favorable development of prior years’ loss reserves of USD 48.7 million in 2006 primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.
In 2005, the segment recorded net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the

Aviation & Space line of business of USD 57.5 million.
Specialty Lines acquisition costs
Acquisition costs decreased USD 71.4 million, or 27.1%, in 2006 due to the lower volume of business. The acquisition cost ratio increased for the year ended December 31, 2006 from 24.9% to 26.6% primarily due to an additional fronting commission for the GAUM business in relation to the ratings downgrades in 2004.
Specialty Lines Operating and administration expenses
Operating and administration expenses decreased by USD 15.9 million or 29.2% to USD 38.6 million in 2006 compared with USD 54.5 million in 2005, however the administration expense ratio decreased by 2.1 points to 5.3% as a result of the reduced operating and administration expenses in 2006 compared with 2005.
Specialty Lines combined ratios
The Specialty Lines combined ratio was 105.7% and 105.2% for the years ended December 31, 2006 and 2005, respectively.
Year ended December 31, 2005 compared with year ended December 31, 2004
Specialty Lines segment income (loss)
Specialty Lines reported segment income of USD 108.9 million in 2005 versus a segment loss of USD 13.4 million in 2004. The results for the Specialty Lines segment are reflective of the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004. In addition to the overall reduction in business volume, the segment income was primarily affected by the following:
•	In 2005, the Specialty Lines segment recorded a net favorable impact of prior accident years on the technical result of USD 23.1 million, resulting from net favorable development of prior accident years’ loss reserves of USD 55.3 million offset by reductions in premiums and other expenses of USD 32.2 million.
The net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
•	Slightly offsetting the increase in segment income in 2005 was the net impact of losses arising from Hurricanes Katrina, Rita and Wilma within the United States in the amount of USD 13.5 million.
•	In 2004, we recorded a net adverse impact of prior accident years on the technical results in the amount of USD 69.7 million, resulting from net adverse development of prior accident years’ loss reserves of USD 61.5 million, and reductions in premium, related losses and acquisition costs of net USD 8.2 million for the year ended December 31, 2004.
The net adverse development of prior years’ loss reserves of USD 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business of USD 116.1 million and USD 13.7 million, respectively, partially offset by net favorable development of prior years’ loss reserves related to: Credit & Surety (USD 30.2 million), Aviation & Space (USD 24.6 million) and Workers’ Compensation (USD 16.4 million) lines of business.
Specialty Lines premiums
For the year ended December 31, 2005, gross premiums written decreased by 49.7% to USD 833.1 million, net premiums written decreased by 52.9% to USD 737.7 million and net premiums earned decreased by 23.7% to USD 1,059.2 million. Premium volume for the year ended December 31, 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. In 2004, premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premiums written was further affected by adjustments of ultimate premium estimates due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004.

For the year ended December 31, 2005, the reduction in net premiums written in the Specialty Line segment by line of business included:
•	Aviation & Space (decreased by 40.2% or USD 162.7 million to USD 241.8 million);
•	Credit & Surety (decreased by 71.4% or USD 145.9 million to USD 58.4 million);
•	Professional Liability and other Special Liability (decreased by 35.2% or USD 153.7 million to USD 282.8 million);
•	Engineering (decreased by 41.6% or USD 46.7 million to USD 65.5 million);
•	Marine & Energy (decreased by 22.4% or USD 18.5 million to USD 64.0 million); and
•	Workers’ Compensation (decreased by 103.7% or USD 325.4 million to USD (11.5) million); which in addition to the reduction caused by the ratings downgrades was further impacted by a reduction in premium estimates.
For the year ended December 31, 2005, these decreases were partially offset by an increase in net premiums written in the Agribusiness line of business, which increased by 221.9% or USD 25.3 million to USD 36.7 million. This reflected the decision to write this business out of Converium AG, Zurich and to grow the business written in Europe.
Specialty Lines net investment income and net realized capital gains (losses)
Specialty Lines reported net investment income and net realized capital gains of USD 140.5 million for the year ended December 31, 2005, an increase of USD 5.4 million, or 4.0%, compared with net investment income and net realized capital gains of USD 135.1 million for the same period in 2004.
Specialty Lines losses and loss expenses
Specialty Lines had losses and loss expenses incurred of USD 772.5 million in 2005, a decrease of USD 382.2 million, or 33.1%, over 2004.
In 2005, the segment recorded net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For 2004, the segment recorded adverse development of prior years’ loss reserves of USD 61.5 million primarily related to Professional Liability and other Special Liability and Engineering lines of business in the amounts of USD 116.1 million and USD 13.7 million, respectively. These adverse developments were partially offset by net favorable development of prior years’ loss reserves related to the Credit & Surety, Aviation & Space and Workers’ Compensation lines of business in the amounts of USD 30.2 million, USD 24.6 million and USD 16.4 million, respectively.
The loss ratio was 72.9% in 2005 as compared with 83.2% in 2004, a decrease of 10.3 percentage points.
Specialty Lines acquisition costs
Acquisition costs decreased by USD 64.3 million, or 19.6%, in 2005 due to the lower volume of business. The acquisition costs ratio increased for the year ended December 31, 2005 from 23.6% in 2004 to 24.9% in 2005 due to the additional fronting commission for the GAUM business because of the ratings downgrades in 2004.
Specialty Lines operating and administration expenses
Operating and administration expenses increased by USD 1.2 million or 2.3% to USD 54.5 million in 2005 compared with USD 53.3 million in 2004, however the administration expense ratio increased by 4.0 points to 7.4% as a result of the reduced premium volume in 2005 versus 2004.

Specialty Lines combined ratios
The Specialty Lines combined ratio was 105.2% and 110.2% for the years ended December 31, 2005 and 2004, respectively. The decrease in the combined ratio in 2005 resulted from the recording of net favorable development of prior years’ loss reserves, which led to a reduction of 10.3 points in the loss ratio of 72.9% as compared with 2004. This positive trend was partially offset by an increased administration expense ratio of 7.4% for the year ended December 31, 2005 as compared with 2004.
Life & Health Reinsurance
The table below presents information regarding the results of operations of our Life & Health Reinsurance segment for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	(USD millions, except ratios)
Revenues:
Gross premiums written	313.3	318.8	327.9
Net premiums written	305.7	306.4	313.2
Net premiums earned	312.4	314.8	318.7
Net investment income and net realized capital gains (losses)	29.2	28.7	19.2
Total revenues	341.6	343.5	337.9
Losses and expenses:
Losses, loss expenses and life benefits	-212.4	-218.0	-237.3
Acquisition costs	-94.1	-92.3	-72.5
Other operating and administration expenses	-11.6	-15.6	-11.7
Total benefits, losses and expenses	-318.1	-325.9	-321.5
Segment income	23.5	17.6	16.4
Ratios (%):
Acquisition costs ratio	30.1	29.3	22.7
Administration expense ratio	3.8	5.1	3.7
Year ended December 31, 2006 compared with year ended December 31, 2005
Life & Health Reinsurance segment income
Life & Health Reinsurance reported segment income of USD 23.5 million and 17.6 million for the years ended December 31, 2006 and 2005, respectively. Segment income is comprised of technical results, less other income (loss), total investment results and other operating and administration expenses.
Although there was a slight decrease in our overall business volume, the total results exhibit the segment’s ability to retain business despite the effects of the ratings downgrades that occurred in 2004. The segment’s positive performance in 2006 was primarily attributable to new, and the expansion of existing reinsurance transactions, particularly within Continental Europe.
The technical result for the year ended December 31, 2006 was USD 16.3 million as compared with USD 14.2 million for the same period of 2005. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly technical interest).
The increase in the technical result in 2006 was primarily attributable to our European and Middle East markets, where we were able to increase our business with current and new cedents.
For the years ended December 2006 and 2005 there were no additional reserve actions required for our Guaranteed Minimum Death Benefit (GMDB) book of business.
Life & Health Reinsurance premiums
For the year ended December 31, 2006, gross premiums written decreased by 1.7% to USD 313.3 million, net premiums written decreased by 0.2% to USD 305.7 million and net premiums earned decreased by 0.8% to USD 312.4 million. Net premiums written for the Life & Disability line of business increased by 5.2% or USD 12.3 million, compared with 2005, which was primarily driven by new business within our European market. The Accident & Health line of business decreased by 18.3% or USD 13.0 million, compared with 2005, which was mainly due to non-renewal of unprofitable treaties within our European market. This decrease was partially offset by growth within our Middle East market.
Life & Health Reinsurance net investment income and net realized capital gains (losses)
Life & Health Reinsurance reported net investment income and net realized capital gains of USD 29.2 million for the year ended December 31, 2006 compared with net investment income and net realized capital gains of USD 28.7 million for the same period of 2005. The investment results were positively impacted by the disposal of Swiss direct real estate holdings, while realized gains on equity securities were largely offset by realized losses on fixed maturities securities and impairment postings.
Life & Health Reinsurance losses, loss expenses and life benefits
Life & Health Reinsurance had losses, loss expenses and life benefits incurred of USD 212.4 million, a decrease of USD 5.6 million, or 2.6%, in 2006. This decrease was mainly due to the non-renewal of unprofitable treaties within the Accident & Health line of business in our European markets.
Life & Health Reinsurance acquisition costs
Acquisition costs increased by USD 1.8 million, or 2.0%, to USD 94.1 million for the year ended December 31, 2006 as compared with USD 92.3 million for 2005 as a result of new reinsurance transactions in Continental Europe, which carry higher acquisition costs in the early years of a contract. The acquisition cost ratio was 30.1% in 2006 and 29.3% in 2005.
Life & Health Reinsurance operating and administration expenses
Operating and administration expenses decreased USD 4.0 million, or 25.6%, in 2006. The life administration expense ratio was 3.8% in 2006 as compared with 5.1% in 2005.
Year ended December 31, 2005 compared with year ended December 31, 2004
Life & Health Reinsurance segment income
Life & Health Reinsurance reported segment income of USD 17.6 million and USD 16.4 million for the years ended December 31, 2005 and 2004, respectively.
Although there was a slight decrease in our overall business volume, the total Life & Health Reinsurance results exhibit the segment’s ability to retain business despite the effects of the ratings downgrades that occurred in 2004.
Technical result for the year ended December 31, 2005 was USD 14.2 million as compared with USD 16.4 million for the same period of 2004. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly interest on deposits).
The decrease in the technical result in 2005 was primarily attributable to the cancellation of existing reinsurance transactions in Latin America as well as the establishment of an additional provision for the Asian tsunami of USD 0.7 million.
For the years ended December 2005 and 2004 there were no additional reserve actions required for our Guaranteed Minimum Death Benefit (GMDB) book.
Life & Health Reinsurance premiums
For the year ended December 31, 2005, gross premiums written decreased by USD 9.1 million or 2.8% to USD 318.8 million, net premiums written decreased by USD 6.8 million or 2.2% to USD 306.4 million and net premiums earned decreased by USD 3.9 million or 1.2% to USD 314.8 million. The reduction in net premiums written was primarily within the health line of business which decreased by 30.8% or USD 10.3 million to USD 23.1 million. The decline was attributable to the cancellation of existing reinsurance transactions in the Middle East in 2004 and a reduction of business in Latin America due to our ratings downgrades and the decision to close down our life operations in Buenos Aires. Additionally, premiums decreased in our non-active North American markets, as expected, both in the health line of business as well as the life line of business. These decreases were partially offset by new business written in the Middle East and Continental Europe as well as the expansion of existing reinsurance transactions in 2005.
Life & Health Reinsurance net investment income and net realized capital gains (losses)
Life & Health Reinsurance reported net investment income and net realized capital gains of USD 28.7 million for the year ended December 31, 2005 compared with net investment income and net realized capital losses of USD 19.2 million for the same period of 2004. The investment results were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks.
Life & Health Reinsurance losses, loss expenses and life benefits
Life & Health Reinsurance had losses, loss expenses and life benefits incurred of USD 218.0 million, a decrease of USD 19.3 million, or 8.1%, in 2005. This decrease was mainly due to the cancellation of existing reinsurance transactions in the Middle East in 2004 as well as reduced business in our inactive North American markets.
Life & Health Reinsurance acquisition costs
Acquisition costs increased USD 19.8 million, or 27.3%, to USD 92.3 million for the year ended December 31, 2005 as compared with USD 72.5 million for 2004. This increase is related to the increase in financing business which shows high acquisition costs in the first year of the contract. The acquisition costs ratio was 29.3% in 2005 and 22.7 % in 2004.
Life & Health Reinsurance operating and administration expenses
Operating and administration expenses increased USD 3.9 million, or 33.3%, in 2005. The life administration expense ratio was 5.1% in 2005 as compared with 3.7% in 2004.
Corporate Center
The table below presents information regarding the results of operations of our Corporate Center for the years ended December 31, 2006, 2005 and 2004. The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

	Year ended December 31,
	2006	2005	2004
	(USD millions)
Other operating and administration expenses	-54.5	-49.5	-36.8
Segment loss	-54.5	-49.5	-36.8
Year ended December 31, 2006 compared with year ended December 31, 2005
Corporate Center operating and administration expenses
The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center costs increased for the year ended December 31, 2006 as compared with the same period of 2005 primarily due to increased legal, audit fees and costs associated with Sarbanes-Oxley compliance.
Year ended December 31, 2005 compared with year ended December 31, 2004
Corporate Center operating and administration expenses
The Corporate Center costs increased for the year ended December 31, 2005 as compared with the same period of 2004 due to increased legal, audit and consulting fees of approximately USD 15.0 million, primarily relating to the internal review and the Restatement.

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
Letters of credit
As of December 31, 2006, Converium had total letters of credit outstanding of USD 1,974.5 million, which included USD 1,898.0 million secured and USD 76.5 million unsecured.

Letters of credit
(USD million)	Date of agreement	Duration	Capacity	Utilized	Assets pledged
Syndicated letter of credit facility	Nov 29, 2004	3 years	1,600.0	1,053.2	1,074.7
Bilateral letters of credit	various	various	1,120.0	844.8	898.8
Unsecured letters of credit	Aug 11, 2006	1 year	250.0	76.5	—
Total letters of credit			2,970.0	1,974.5	1,973.5

Other pledges
Deposit account for cedents					282.5
Internal trust					486.6
Total other pledges					769.1
There are financial covenants attached to the syndicated letter of credit facility including restrictions on total borrowing up to 35% of tangible net worth (shareholders’ equity less goodwill) and tangible net worth must remain greater than USD 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 0.50%.
On August 11, 2006, Converium secured an uncollateralized USD 250.0 million letter of credit facility from a leading European banking group, at market conditions. It will be primarily used to support third party claims related to the underwriting business. As of December 31, 2006, the total outstanding letter of credit under this facility was USD 76.5 million.
As of December 31, 2006, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of USD 5,457.7 million. Of this total, USD 1,973.5 million was pledged as collateral relating to outstanding letters of credit.
Interest on debt and short-term borrowings was USD 16.7 million, USD 17.2 million and USD 18.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. We had no scheduled debt repayments in 2006, 2005 or 2004. The carrying value of our outstanding debt was USD 194.1 million at December 31, 2006, USD 391.2 million at December 31, 2005 and USD 391.1 million at December 31, 2004.
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
Asset/Liability Management
The use of asset/liability management, or ALM, is a key tool in managing the assets part of our business and the determination of our capital requirements. Through the use of ALM, we principally manage our long-term market risks and we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our invested assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the majority of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risk/return profile inherent in our assets and liabilities and is therefore an important element of our risk, capital allocation and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling. See “Item 4. — Information on the Company — B. Business Overview – Investments” for additional information on our invested asset base.
Dividends from subsidiaries
As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium Holding AG paid a gross dividend of CHF 0.10 for the business year 2005 and CHF 0.20 for the business year 2006 to its shareholders. The dividend payments were made on April 18, 2006 and May 15, 2007 respectively. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review. (see Notes 15 and 21 to our 2006 consolidated financial statements).
Debt outstanding
As of December 31, 2006, we had total debt outstanding with a principal amount of USD 200.0 million and a carrying amount of USD 194.1 million.
This debt is comprised of USD 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, issued by Converium Finance S.A. in December 2002, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. The first call date is December 24, 2007. (See Notes 11 and 15 to our 2006 consolidated financial statements). We had no scheduled debt repayments in 2006, 2005, or 2004.
Capital requirements
As of December 31, 2006, we had total shareholders’ equity of USD 1,846.0 million (USD 12.63 per share) compared with USD 1,653.4 million (USD 11.29 per share) as of December 31, 2005, an increase of USD 192.6 million (USD 1.34 per share). The increase primarily reflects net income of USD 57.1 million, which includes the loss on disposal of our North American operations, an increase in cumulative translation adjustments of USD 95.0 million as well as an increase in net unrealized gains (losses) on investments of USD 55.3 million. In 2006, a dividend in the amount of CHF 0.10 per share was paid to shareholders or an aggregate of USD 11.7 million. Book value is calculated using shares outstanding at the end of the period.

	Year ended December 31,
	2006	2005	2004
	(USD millions)
Cash flow data:
Cash provided by (used in) operating activities	79.2	-399.9	358.7
Net cash (used in) provided by investing activities	-42.8	363.8	-315.4
Net cash (used in) provided by financing activities	-91.6	-36.8	347.8
Effect of exchange rate changes on cash and cash equivalents	41.0	39.3	9.0
Change in cash and cash equivalents	-14.2	-33.6	400.1
Cash and cash equivalents, beginning of period	647.3	680.9	280.8
Cash and cash equivalents, end of period	633.1	647.3	680.9
Cash and cash equivalents decreased by USD 14.2 million to USD 633.1 million as of December 31, 2006 from USD 647.3 million as of December 31, 2005. Our cash position primarily decreased due to the sale of our North American operations with a negative impact on cash and cash equivalents of USD 273.8 million.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. For the year ended December 31, 2006, the Company generated positive cash inflow from operating activities mainly due to the solid business result of 2006. This was offset by cash outflows due to commutation payments from our former North American operations during the first half of 2006 as well as claims payments which included losses from major catastrophes incurred in prior years. The significant decrease of cash flow from operating activities to USD 399.9 million cash outflow for the year ended December 31, 2005 compared with an inflow of USD 358.7 million in 2004 was due to the reduction in overall business volume and commutation payments during 2005. Cash provided for these measures was mainly obtained through the liquidation of investments.
The net cash outflow used in investing activities of USD 42.8 million for the year ended December 31, 2006 reflects the impact of the sale of the North American Operations in the fourth quarter 2006, a net outflow of USD 273.8 million (proceeds less cash sold). The proceeds of the sale of Swiss direct real estate held in 2006 provided net cash inflow of USD 130.1 million.
Cash used in financing activities for the year ended December 31, 2006 was USD 91.6 million and included cash payments of USD 76.2 million related to deposit liabilities compared with USD 36.8 million cash used in financing activities in 2005. For the year ended December 31, 2004, cash provided by financing activities was USD 347.8 million which was primarily driven by the proceeds, net of related expenses, received from the Rights Offering that occurred in October 2004, offset by the payment of dividends to shareholders.
As of December 31, 2006, Converium Holding AG had cash and cash equivalents of USD 18.4 million. Significant cash needs in 2007 will be payments of the 2006 dividend to shareholders and interest payments to Converium Finance S.A., Luxembourg of approximately USD 10.5 million, related to the note payable with a principle of USD 150.0 million. The cash needs are primarily financed through existing cash funds held at Converium Holding AG, inter-company loan receivables from Converium AG, Switzerland, Converium IP Management AG, Switzerland and Converium Finance Ltd., Bermuda.
We believe that our capital, liquidity and borrowing ability are sufficient to support our business and meet our present liquidity requirements.
New accounting standards
The following new standards have been or will be required to be adopted by Converium in the future:
SFAS 155, “Accounting for Certain Hybrid Instruments”
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments"(SFAS 155). This Statement amends SFAS 133,“Accounting for Derivative Instruments and Hedging Activities and SFAS 140,“Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. The Standard allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host contract) if the holder elects to account for the investment on a fair value basis. SFAS 155 also clarifies and amends certain other provisions in SFAS 133 and SFAS 140. This Statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. This guidance is currently not expected to have a material impact on the Company’s results of operations and financial position.
SFAS 157 “Fair Value Measurements”
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (SFAS 157). This standard provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently in the process of evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position.
The Company adopted SFAS 158 on December 31, 2006. See Note 1 (q) Employee benefits to our 2006 consolidated financial statements.
SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A company shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument, is irrevocable, and, is applied only to entire instruments and not to portions of instruments. SFAS 159 becomes effective for financial years beginning after November 15, 2007. Converium is in the process of determining the impact of SFAS 159.
FASB Interpretation No. FIN 48,“Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109”
In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation requires that the impact of a tax position is recognized and measured in the consolidated financial statements, if that position is more likely than not of being sustained in an audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The new guidance is applicable for periods beginning after December 15, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations in 2007.
FASB Staff Position (“FSP”) SFAS 123(R)-5 “Amendment of FASB Staff Position SFAS 123(R)-1”
In October 2006, the FASB issued FSP SFAS 123(R)-5, “Amendment of FASB Staff Position SFAS 123(R)-1”, which addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for the purposes of applying SFAS 123(R)-1. This FSP becomes effective for fiscal years beginning after October 10, 2006 and is currently not expected to have a material impact on the Company’s results of operations and financial position.
FASB Staff Position (“FSP”) FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”
In April 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. This FSP addresses how an entity should determine the variability when applying FIN 46(R). The variability will determine if an entity is a variable interest entity as well as the amounts of any expected losses or residual returns. This FSP is effective for reporting periods commencing after July 15, 2006. The Company is currently in the process of evaluating the impact that this FSP will have on its results of operations and financial position.
SEC Staff Accounting Bulletin 108 (SAB 108) – “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”
In September 2006, the SEC staff issued SAB 108, "Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements". SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. At December 31, 2006, the date of required adoption, this new guidance did not have a material impact on the results of operations and financial positions.
      C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES
Not Applicable
      D. TREND INFORMATION
See “— A. Operating Results”, the risk factors titled “As a result of ongoing investigations of the insurance and reinsurance industry and non-traditional insurance products, we conducted an internal review and analysis of certain of our reinsurance transactions and have previously restated our financial statements, however the governmental inquiries are ongoing” and “We are a defendant in a class action lawsuit related to the Company’s announcement on July 20, 2004 that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1996 to 2001” on pages 103, and the related description of the governmental inquires in the section titled “Review of certain of Converium’s reinsurance transaction” and the class action lawsuit in the section titled “Class action lawsuits” on pages 103 and 104, respectively.

      E. OFF-BALANCE SHEET ARRANGEMENTS
Not Applicable
      F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
Contractual Obligations		Less than 1			More than
(USD thousands)	Total	year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations – Principal	200,000	—	—	—	200,000
Long-Term Debt Obligations –Interest	429,000	16,500	33,000	33,000	346,500
Operating Lease Obligations	45,000	10,100	18,800	16,100	—
Losses and loss expenses, gross (1)	6,348,600	1,523,400	1,936,100	1,142,500	1,746,600
Future life benefits, gross (1)	510,700	42,400	124,600	103,700	240,000
Total	7,533,300	1,592,400	2,112,500	1,295,300	2,533,100

(1)	The Company’s unpaid losses and loss expenses and future life benefits represent management’s best estimate of the cost to settle the ultimate liabilities based on information available as of December 31, 2006 and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual claims payments related to these reserves might vary significantly based on many factors including large individual losses as well as general market conditions.
For further detail on our long-term debt principal and interest payments, see Note 11 to our 2006 consolidated financial statements. For further detail on our operating lease payments, see Note 20 to our 2006 consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
      A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. Currently it comprises five. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members except Derrell J. Hendrix (whose term expired and he did not stand for re-election at the AGM on May 10, 2007), are non-executive and independent. None of the Board members have ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company. Each Board member must disclose any material relationship with the company or potential conflict of interests, annually, in a special statement which is evaluated by the Audit Committee. Following this evaluation the Board of Directors affirmatively determines which members of the Board of Directors qualify as independent.
The composition of the Board of Directors includes a cross section of geography and professional experience. The members of the Board of Directors are elected for a term of office of not more than three years, after which they become eligible for re-election. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor.
The Board of Directors is headed by the Chairman or, in his absence, by the Vice Chairman. The Board of Directors meets as often as circumstances require, but at least four times per year. In 2006 the Board of Directors met seven times physically and held five further meetings by way of conference call. The average attendance of Board members at Board and Committee meetings was over 90%.
Meetings generally last one day, with Committee meetings preceding Board meetings. Agendas are set by the Chairman of the Board of Directors or the pertinent Chairman of the Committee respectively. At each of its meetings the Board of Directors must be informed, through formal reports by the Chief Executive Officer (CEO) and the members of the Global Executive Committee (GEC), about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the Board of Directors must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board of Directors. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of Converium and its business segments. The CEO, the Chief Financial Officer (CFO) and the General Legal Counsel attend Board meetings on a regular basis. Members of the GEC and other executives attend meetings at the Chairman’s invitation. In addition, conference calls and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his or her objectives.
The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors, and, as may be necessary, with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.
The members of the Board, their years of birth, nationality and terms of office as at December 31, 2006 were as follows:

Name	Year of Birth	Nationality	Term Expires in
Markus Dennler (Chairman)(1)(3)	1956	Swiss	2008
Rudolf Kellenberger (Vice-Chairman)(2)(3)	1945	Swiss	2008
Lennart Blecher (1)(2)(3)	1955	Swedish	2009
Detlev Bremkamp (1)(2)	1944	German	2009
Derrell J. Hendrix (2)(4)	1953	American	2007
Harald Wiedmann (1)(3)	1945	German	2009
At the Annual General Meeting on April 11, 2006 Peter C. Colombo, Chairman, Georg Mehl, Vice-Chairman, Terry G. Clarke, George G. C. Parker and Anton K. Schnyder stepped down from the Board of Directors.
(1)	Member of the Nomination and Remuneration Committee

(2)	Member of the Finance and Risk Committee

(3)	Member of the Audit Committee

(4)	Term expired, did not stand for re-election at the Annual General Meeting on May 10, 2007.
Curricula Vitae of the Board members
Markus Dennler served in a series of positions within the Credit Suisse Group, ultimately as a member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational Life & Pensions business. Previously, he was a member of the Corporate Executive Board of Winterthur Insurance (subsidiary of Credit Suisse Group). Markus Dennler studied law at the University of Zurich and graduated in 1982. He received his doctorate degree in 1984 and was admitted to the Bar of Zurich in 1986. Further he attended the International Bankers School in New York and the Harvard Business School (AMP) in Boston. Currently he is Vice Chairman of Implenia, a member of the Board of Directors of Swissquote Group and Petroplus as well as a councillor of the British-Swiss Chamber of Commerce.
Rudolf Kellenberger served as Deputy Chief Executive Officer of Swiss Re from April 1, 2000 until the end of 2004. In this function he dedicated much of his time to tasks within the Corporate Center, in particular in the field of Management Development, Regulatory Affairs and E-Business Development. Previously, he served in a series of positions within Swiss Re’s Executive Board assuming responsibilities for the Northern European reinsurance sector and Special Lines and, as of July 1998, taking on the leadership of Swiss Re’s then newly founded Europe division. Rudolf Kellenberger studied civil engineering at the Federal Institute of Technology (ETH), Zurich, graduating in 1970. He is Chairman of the Swiss Aviation Pool and a member of the Board of Directors of Swiss Life.
Lennart Blecher is Managing Director of the HypoVereinsbank in Munich, Germany, and is responsible for relationships with major European clients. From 2002 to 2004 he was the Managing Director of Acquisitions & Business Development for GE Commercial Finance in London. Between 1988 and 2002 he held a number of positions within the ABB Group in Zurich, Switzerland, including General Counsel of the Financial Services Group, President of Structured Finance and President of Equity Ventures. Before working for ABB, Mr Blecher was an attorney in Sweden. He obtained a law degree from Lund University in Sweden in 1980 and an international law qualification from Dallas University in 1985. Mr Blecher is a Board member of Nordkap Bank in Zurich, the Volito Group in Malmö, Sweden (as well as co-owner), AIG Private Bank in Zurich, and Brunswick Rail Leasing in Russia. He is also a member of the advisory board of EQT Opportunity Fund in Stockholm, Sweden. During the period from 2000 to 2002 he was Deputy Chairman of the Swedish Export Credit Corporation.

Detlev Bremkamp served in a number of functions on the Board of Management at Allianz AG from 1991 to 2005, including responsibilities for European and overseas business, marine and aviation, alternative risk transfer and reinsurance. Prior to being promoted to the Board, he held a number of senior positions within the Allianz Group between 1971 to 1991, including Managing Director of Allianz Europe, and as member of the Board of Management within Allianz Versicherung. Mr Bremkamp did his apprenticeship with Allianz and completed further training programs with British insurers, brokers and Lloyd’s of London. He is a member of the supervisory board of ABB AG in Mannheim and Hochtief AG in Essen, both in Germany and Allianz Compagnia Italiana Finanziamenti S.p.A in Milan, Italy. Furthermore, he is on the advisory board of Lehman Brothers, London, and the Baye rische Landesbank in Munich, Germany. In addition, Mr Bremkamp holds a number of board memberships in several other companies and committees in the financial sector.
Derrell J. Hendrix, whose term expired and he did not stand for re-election at the Annual General Meeting on May 10, 2007, is Chief Executive Officer of RISC Ventures LLC and the RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its US subsidiary, Insurance Corporation of Hannover). Mr Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at the Bank of Boston. He began his career at Citibank in 1977, and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.
Harald Wiedmann has been President of the German Accounting Standards Board in Berlin, Germany, since 2006. Before that, he worked in a variety of capacities within the KPMG Group from 1992 to 2005, first as a member of the Executive Board, then, from 1998 to 2005, as the CEO of KPMG Deutsche Treuhand-Gesellschaft AG, and, from 2002 until 2005, as Chairman of KPMG Europe, Middle East and Africa. From 1996 he was a member of the Executive Committee and the International Board of KPMG International. Prior to its merger with KPMG, he held a number of positions from 1974 in Peat Marwick Treuhand, an audit firm based in Frankfurt, Germany, most recently as Managing Partner. Professor Wiedmann was a member of the Main Technical Committee of the German Institute of Auditors (Hauptfachausschuss des Institutes der Wirtschaftsprüfer) from 1988 to 1997, holding the post of President from 1993. He graduated with a degree in law from the German University of Munich in 1969 and obtained his doctorate and tax advisory qualification in 1976. He is an honorary professor at the University in Frankfurt and the Technical University in Berlin, both in Germany. He is the author of a number of publications on audit-related subjects and holds several professional memberships. Presently he is a member of the supervisory board of Praktiker Bau- und Heimwerkermärkte Holding AG, Wincor Nixdorf AG, ProSiebenSat.1 Media AG and Merz Pharma AG & Co KG and serves as member of the supervisory boards of several other non-listed companies in Germany.
The business address for each member of our Board of Directors is Converium Holding AG, General Guisan-Quai 26, CH-8002 Zürich Switzerland.
Global Executive Committee
The Board of Directors has delegated the management of Converium to the Global Executive Committee (GEC). The GEC comprises an Executive Management Team, consisting of eight members as of December 31, 2006. The function of Chief Operating Officer whose responsibilities include reinsurance accounting, information technology, claims management and Sarbanes-Oxley compliance, was introduced as at July 1, 2006. The Head of Specialty Lines assumed additional responsibility for the Life & Health segment as of February 1, 2007. At the same time the number of members of the GEC was reduced from eight to seven. The GEC is generally responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary and business segment, and reviewing progress against financial and operating plans as approved by the Board of Directors.
At December 31, 2006 the members of our Global Executive Committee, their years of birth, nationality and positions held as well as those who joined through the date of this Form 20-F are as follows:

Name	Year of Birth	Nationality	Position Held
Inga K. Beale	1963	British	Chief Executive Officer
Paolo De Martin (3)	1969	Italian	Chief Financial Officer
Christian Felderer	1954	Swiss	General Legal Counsel
Benjamin Gentsch (4)	1960	Swiss	Head of Specialty Lines
Markus Krall (1)	1962	German	Chief Risk Officer
Christoph Ludemann (6)	1956	German	Head of Life & Health Reinsurance
Frank Schaar (6)	1960	German	Head of Standard Property & Casualty Reinsurance
Andreas Zdrenyk (2)	1959	Swiss	Chief Operating Officer
Jakob Eugster (5)	1952	Swiss	Head of Standard Property & Casualty Reinsurance

Changes to the Global Executive Committee effective July 1, 2006:
(1)	Appointment of Markus Krall as Chief Risk Officer and member of the Global Executive Committee, replacing Hans-Peter Boller. Markus Krall will leave the Company by June 30, 2007.
(2)	Appointment of Andreas Zdrenyk as Chief Operating Officer and member of the Global Executive Committee.
(3)	Appointment of Paolo De Martin as Chief Financial Officer and member of the Global Executive Committee, replacing Andreas Zdrenyk (interim Chief Financial Officer, February 28, 2005 until June 30, 2006).
Changes to the Global Executive Committee effective February 1, 2007:
(4)	Benjamin Gentsch Head of Specialty Lines assumes additional responsibility for Life & Health Reinsurance replacing Christoph Ludemann
(5)	Appointment of Jakob Eugster as Head of Standard Property & Casualty Reinsurance and member of the Global Executive Committee replacing Frank Schaar.
(6)	Resigned from the Global Executive committee.
Inga K. Beale assumed the position of Chief Executive Officer as of February 1, 2006. She joined the Prudential Assurance Company, London, UK in 1982 as an underwriter specializing in reinsurance. In 1992 she joined GE Insurance Solutions where she headed up the UK Reinsurance Underwriting team. In 2001, Inga Beale took on the role of Global Underwriting Audit Leader in Kansas City, USA. Ms Beale became Global Underwriting CoE Leader in 2002 and in 2003 assumed responsibility for the Property & Casualty reinsurance business throughout Continental Europe, the Middle East and Africa. In 2004, she was appointed President and Chairman of the Board of Management of GE Frankona Rückversicherungs-AG in Munich, Germany. In 1987 she became an Associate of the Chartered Insurance Institute (ACII). She attended Newbury College, UK, where in 1981 she qualified in business studies, majoring in economics, mathematics and accountancy. Ms Beale is a director of Global Aerospace Underwriting Managers Ltd. (GAUM) and Medical Defence Union Services Ltd. (MDUSL).
Paolo De Martin serves as Chief Financial Officer of Converium as of July 1, 2006. He joined General Electric Company in 1995 as a finance trainee in London. In 1997 he was recruited in GE’s internal auditing & consulting group, charged with assignments in multiple GE businesses in the Americas, Europe and Asia-Pacific. In 2001, Paolo De Martin was promoted to Executive Manager for GE Capital Europe and then joined GE Insurance Solutions as financial planning and analysis manager for Global Property and Casualty Reinsurance. As of 2003 he was CFO for GE Frankona group. Prior to joining GE he gained a two-year entrepreneurial experience in the eyeglasses business as founder and managing partner of an eyewear manufacturer. Paolo De Martin is a 1993 graduate in Business Economics of Ca’ Foscari University, Italy.
Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has more than 20 years experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.
Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is a director of Global Aerospace Underwriting Managers Ltd.

(GAUM) and Medical Defence Union Services Ltd. (MDUSL). Mr Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.
Markus Krall served as Chief Risk Officer from July 1, 2006 and will leave the Company by June 30, 2007. He was a senior partner at McKinsey & Company in Frankfurt and Head of the Risk Management Practice in Central Europe as well as a member of the Global Leadership Group of the Risk Management Practice. In this role he led a portfolio of global risk management assignments and projects spanning banking and insurance in Europe, the United States, the Middle East, Asia and Australia. Among the clients Mr Krall served were several of the global top 20 financial services providers, regulatory bodies and supranational institutions. He held that role since 2003 when he joined McKinsey & Company. Mr Krall started his professional career at Allianz AG Holding in Munich in 1991 as a member of the Executive Board’s staff. In 1994, he moved to the consulting profession with a focus on financial services, first for the Boston Consulting Group in Frankfurt, then, as from 1997, for Oliver Wyman & Company where he specialized in risk management for financial services institutions and was elected Partner and Director in 2000. He is a German citizen, holds a diploma and a PhD in economics from the University Freiburg i.Br., Germany. He completed his postgraduate studies at the Imperial University of Nagoya, Japan.
Christoph Ludemann was the Executive Vice President for Life & Health Reinsurance until January 31, 2007. He joined Converium in September 2002, bringing to the Company 20 years’ experience in the reinsurance market. From 1990 until 2002 Mr Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and Austria. Mr Ludemann has a degree in mathematics and insurance economics from the University of Cologne.
Frank Schaar was the Executive Vice President for Standard Property & Casualty Reinsurance until January 31, 2007. He joined Zürich Rückversicherung (Köln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years until 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.
Andreas Zdrenyk serves as Chief Operating Officer as of July 1, 2006. He joined Zurich Re in 1998 and gained in-depth insight into the Company’s operations in various functions such as Chief Financial Officer of Zurich Re, Zurich, Converium Zurich and Converium Group, Head of Internal Audit & Consulting and Global Chief Information Officer. Prior to joining Zurich Re, Andreas Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, six years of which as regional Head of Internal Audit North America based in the United States. Since December 5, 2005, Mr Zdrenyk is a director of Medical Defense Union Services Ltd. (MDUSL). Andreas Zdrenyk holds a Master in Business Administration from Cox School of Business, Dallas, USA and a Master in Information Systems/Information Technology degree from the Swiss Association of Commerce, Zurich, Switzerland.
Member of the GEC as of February 1, 2007 Curricula Vitae
Jakob Eugster is Converium’s Executive Vice President for Standard Property & Casualty Reinsurance, effective February 1, 2007. After finishing his studies in Sargans, Switzerland, he started his reinsurance career in 1974 at Swiss Re in Zurich, with a focus on the German market. Jakob Eugster later became the assistant to Swiss Re’s CEO before assuming the client relationship responsibility for Switzerland and Austria. In 1998 he was appointed Member of the Executive Team of Swiss Re’s Europe division, taking charge of the Swiss and Austrian markets as well as selected German clients. From 2002 to 2005 he served as Managing Director of the German office of Benfield, one of the world’s leading reinsurance brokers. In this Munich-based role he was responsible for developing Benfield’s German, Swiss and Austrian markets. From 1993 to 1995 Jakob Eugster attended the University of St. Gallen International Management Seminar for insurance industry executives.
The standard notice period for termination of members of the Global Executive Committee is six months, with the exception of the Chief Executive Officer and Chief Risk Officer who have a notice period of twelve months, reflecting the traditional practice of Swiss-based companies.
The business address for each current member of our Global Executive Committee is General Guisan-Quai 26, 8022 Zurich, Switzerland.
     B. COMPENSATION

Compensation of Directors
Directors’ fees have been determined to ensure that we can attract and retain individuals who possess an appropriate mix of skills for the effective governance of a major international reinsurance organization. The compensation is a mix of cash and share-based payments.
Board remuneration
For the term of office 2005/2006, basic cash compensation for an ordinary Board member, set at CHF 100,000 (USD 79,860), includes compensation for the membership of one Committee. Board members are entitled to receive equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of CHF 25,000 (USD 19,965) with a restriction period of three years, and share options equal to a value of CHF 25,000 (USD 19,965) calculated on the Black-Scholes-Merton formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership of a second and third Committee:
•	CHF 4,000 (USD 3,194) for membership of a second Committee

•	CHF 3,000 (USD 2,396) for membership of a third and any subsequent Committee and additionally,

•	CHF 5,000 (USD 3,993) if the member holds one or more chairmanships in the Committees.
Board Members receive an additional compensation for any Board or Committee meetings in addition to the regular number of meetings as follows:
•	CHF 5,000 (USD 3,993) for any additional meeting with physical presence by the member

•	CHF 2,500 (USD 1,997) for a meeting with attendance by phone or video conference by a member
Non-executive members of the Board of Directors receive compensation of CHF 12,522 (USD 10,000) annually for a membership in the Board of Directors and CHF 6,220 (USD 5,000) for a membership in a Committee of Converium Reinsurance (North America) Inc.
For the term 2006/2007 the overall cash compensation for the Board of Directors is as follows:

Function	CHF	(USD)
Ordinary Board Member – No Committee Chair	106,667	85,184
Ordinary Board Member – With Committee Chair	146,467	116,968
Vice Chairman of the Board	220,000	175,692
Chairman of the Board	440,000	351,384

One half of the cash compensation is paid on the date of the Annual General Meeting at the beginning of the annual period for which the Board members serve and the other half on the date of the Annual General Meeting at the end of the annual period.
In addition to the cash compensation the Board of Directors are entitled to an equity compensation granted on the date of the Annual General Meeting at the end of the annual period, which comprises of Converium shares in an amount equal to one quarter of the cash compensation, subject to a restriction period of three years and Converium share options in an amount equal to one quarter of the cash compensation calculated on the Black-Scholes-Merton formula on the basis of the Converium share price at the beginning of the period.

The Board of Directors has further authorized the payment of additional compensation in recognition of the additional extraordinary work performed by the Chairman in connection with the SCOR Tender Offer on an hourly/daily basis derived from the compensation for his regular work. As Chairman’s compensation is based on an assumption that he will spend 72 work days a year in his capacity, the Board set the maximum amount of daily compensation for his work on the SCOR Tender Offer by dividing his total annual compensation by 72. Additionally, members of the Board of Directors (other than the Chairman) are entitled to receive additional compensation in connection with their participation at special meetings of the Board of Directors, if any, related to the SCOR Tender Offer (CHF 5,000 for attending in person and CHF 2,500 for attending by phone or video conference).

The remuneration of the Board of Directors is not performance-related.
The following table illustrates the compensation paid to each Board member in 2006. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.

	Cash	Shares	Shares held at	Options	Options held
	Compensation (in	allocated in	December 31,	allocated in	at December
	USD)	2006	2006(1)	2006(2)	31, 2006(3)
Board Member
Markus Dennler	336,211	2,110	2,111	5,774	5,774
Rudolf Kellenberger	190,466	2,110	2,111	5,774	5,774
Lennart Blecher	58,564	1	1	—	—
Detlev Bremkamp	58,564	1	1	—	—
Derrell J. Hendrix(7)	106,501	2,110	3,289	5,774	13,282
Harald Wiedmann	58,564	1	1	—	—
Peter C. Colombo(6)	296,281 (4)	3,165	n.a.	—	11,264
Georg Mehl(6)	114,200	2,637	n.a.	3,217	12,463
Terry G. Clarke(6)	708,311 (5)	2,110	n.a.	5,774	13,026
Georg G.C. Parker(6)	73,471	2,110	n.a.	5,774	13,282
Anton K. Schnyder(6)	109,408	2,110	n.a.	5,774	13,282

(1)	Includes shares personally bought.

(2)	Options vest immediately, have a term of 10.5 years and an exercise price equal to fair market value at the beginning of the period for which they were granted.

(3)	An adjustment to the exercise price of all options outstanding prior to the 2004 rights offering was completed in 2005 in order to account for the dilution of the value of the options as a result of the 2004 rights offering. The reduction in exercise price maintains the same Black-Scholes-Merton value of the option before and after the 2004 rights offering. Upon termination of their mandate, the Directors have to exercise any options within 24 months otherwise they are forfeited.

(4)	Includes severance payment of CHF 100,000 (USD 79,860) following his resignation as Chairman effective April 11, 2006.

(5)	Includes total compensation for services rendered as CEO and Director until February 1, 2006 and April 11, 2006 respectively as well as severance payments of CHF 300,000 (USD 239,580) following his resignation as CEO and CHF 100,000 (USD 79,860) following his resignation as Director.

(6)	Office ending at the Annual General Meeting of April 11, 2006

(7)	Term expired, did not stand for re-election at the Annual General Meeting on May 10, 2007.
Converium has retained the RISConsulting Group LLC, of which Mr Hendrix (a former director) is co-owner and Chief Executive Officer, for certain consulting services. Converium paid total fees of USD 20,833 (CHF 25,918) to the RISConsulting Group LLC for services rendered in 2005. In 2006 the RISConsulting Group LLC did not render any services. Mr Hendrix is also a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by the RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested USD 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in that entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
In 2006 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2006 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.

Compensation of senior management
Global Executive Committee remuneration
The Nomination and Remuneration Committee sets compensation levels for members of the GEC and proposes to the Board the remuneration of the Chief Executive Officer.
Compensation for each member of the GEC consists of a base salary and an incentive component based on Converium’s and the individual’s performance. The incentive component may vary highly from year to year depending on the corporate and personal achievement of the incentive award targets set annually by the Board of Directors.
The Nomination and Remuneration Committee determines the awards paid out to the GEC. The performance-based incentive component consists of the Annual Incentive Plan (AIP) and the Long-Term Incentive Plan (LTIP). In 2006 a minimum of 25% of the performance-based compensation paid under the AIP was paid in the form of Converium shares. As of 2007, the AIP will be paid out in cash only. The LTIP is part of Converium’s executive share ownership program and designed to align the interests of management closely with those of shareholders as well as to encourage stock ownership. In 2006, 50% of the award paid out under the LTIP was delivered in Converium shares and the other 50% of the award was paid out in non-qualified options. As of 2007 LTIP awards will be made with Converium shares only. These shares will vest after three years (cliff vesting).
Total aggregate compensation of all officers of the GEC in 2006 was USD 6.4 million (CHF 8.0 million). This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2006, and the estimated value of other compensation-related items.
Two members of the GEC, Peter Boller and Terry G.Clarke, gave up their functions during 2006. In line with contractual obligations a total of USD 1.0 million (CHF 1.2 million) (including share awards) was paid to these individuals in 2006. No further payments were made to former members of the GEC in 2006.
GEC members held shares and options at the end of December 2006. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. GEC members participate in local pension plans. More information about Converium’s employee participation and pension plans is contained in notes 13 and 14 to the 2006 financial statements.
Upon a take-over situation all outstanding options and shares granted to the members of the GEC or other staff would vest immediately. Furthermore in such a situation the employment agreements with the members of the GEC provide for a severance payment in the amount of an annual base salary and 100% of the GEC member’s personal Annual Incentive Plan target in case the employment agreement is terminated by the employer (or under certain circumstances – i.e. in case of a constructive termination – by the GEC member) within 12 months after the completion of a take-over situation.
As part of the transaction agreement between Converium and SCOR S.A. (dated May 9, 2007), Converium AG will enter into termination agreements with Inga Beale and Paolo De Martin. Subject to the settlement of the tender offer the agreements terminate the employment agreement between Converium AG and Inga Beale respectively Paolo De Martin by December 31, 2007. As part of the agreement Converium will pay USD 3.4 million (CHF 4.2 million) to Inga Beale and USD 2.0 million (CHF 2.5 million) to Paolo De Martin releasing the Company from all obligations as of December 31, 2007 (including severance payments mentioned in the paragraph above).
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
Share Plan
Converium has adopted a standard stock option plan for our non-US employees and an omnibus share plan for our US employees. These arrangements, which we refer to collectively as the “Share Plan”, establish the framework by which we grant awards to selected executives, employees and consultants of Converium and its subsidiaries. In addition, our subsidiaries are able to establish so-called “sub-plans” under the Share Plan in order to address local law and competitive practice concerns. However, we intend that the terms of these sub-plans will be substantially the same as the Share Plan.
The shares required under the plans are purchased in the open market.

Awards are granted at the discretion of our Remuneration Committee. Generally, the size of a participant’s award is based on the level of responsibility and position, market conditions and the extent of the executive or employee’s prior participation in the Converium plans described above.
New options granted have an exercise price equal to the market value of the shares or ADSs on date of grant, 25% vest immediately on the grant date and 25% each year thereafter and will have a 10.5 year term. For 2001 and 2002, most restricted shares granted vest in their entirety after six years, subject to acceleration after year three based on the achievement of certain performance objectives. Beginning in 2003, most restricted shares granted vest ratably over three years. Shares also vest upon retirement.
In connection with these plans, we incurred approximately USD 4.2 million of incentive compensation expense in 2006.
Grants to Global Executive Committee
Global Executive Committee members held shares and options at the end of December 2006. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely related parties.

					Options vested of
		Shares held at		Options held at	options held at
	Shares granted	December 31,	Options granted	December 31,	December 31,
	in 2006 (1)	2006 (2)	in 2006 (3)	2006	2006
Global Executive Committee member
Inga Beale	19,109	—	56,105	56,105	14,027
Paolo De Martin	26,949	18,726	23,629	23,629	5,907
Christian Felderer	19,351	22,119	37,665	110,484	50,148
Benjamin Gentsch	35,706	78,276	53,202	210,012	123,123
Markus Krall(6)	9,046	—	25,992	25,992	6,498
Christoph Ludemann(4)	19,733	14,616	40,937	114,073	47,443
Frank Schaar(4)	26,224	23,107	54,333	219,046	131,121
Andreas Zdrenyk	16,302	18,643	31,781	88,177	40,645
Peter Boller(5)	9,070	34,699	21,106	153,907	100,656

(1)	Shares granted in 2006 include shares awarded under the LTIP, which are subjected to various vesting schedules, and shares purchased through the employee stock purchase plan. During the vesting period there is a risk of forfeiture in case of any termination of the employment relationship.

(2)	Includes only vested shares (includes shares held by closely related parties).

(3)	Options have an exercise price equal to the market value of the shares on date of grant, 25% vest immediately on the grant date and 25% each year thereafter, and have a 10.5-year term. The strike price of all options outstanding prior to the Rights Offering in 2004 was adjusted in 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in the strike price maintains the same Black-Scholes-Merton value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.

(4)	Resigned from the Global Executive committee on February 1, 2007.

(5)	Resigned from the Global Executive committee on July 1, 2006.

(6)	Will resign from the Global Executive committee by June 30, 2007.
As of the date of this Form 20-F filing, none of the members of Global Executive Committee beneficially owns more than 1% of our shares.
Annual Incentive Plan
We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries are able to establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the “Annual Incentive Plan”. Employees are eligible for target awards under the Annual Incentive Plan (AIP) ranging from 5% to 200% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.
In 2006 participants in our Annual Incentive Plan were permitted to defer a portion of their bonus into restricted shares or units under our “Annual Incentive Deferral Plan”. Unless otherwise determined by Converium, employees who determined to do so received a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years. Effective 2007, the AIP will be paid out in cash only. Accordingly, there are no entitlements to premium shares for awards paid in 2007 and after.
Upon a take-over situation an accelerated vesting of premium shares (which were granted in 2005 and 2006) will occur. The rules for the cash payout for 2007 remain unchanged.
Employee Stock Purchase Plan
Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period. Effective January 1, 2007, we adopted changes to the ESPP. Under the new plan rules substantially all employees may contribute once a year up to 15% of their base salary towards the purchase of Converium Holding AG shares. The purchase price is set at 75% of the closing price of the stock fair market value on the grant date (usually the date of the AGM of Converium). Theses shares have a selling restriction of 1 year which would be lifted in case of a take-over situation.
Employee retention plan
In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations and the orderly run-off of its formerly owned North American operations. The total cost of the program was USD 28.8 million, over a 3 year period with the last installment paid in January 2006. The continuing operations portion was USD 7.1 million and USD 11.6 million for 2005 and 2004, respectively. Additionally included in the results for discontinued operations for 2006 is an accrual of USD 0.8 million for payments to certain North American employees following the finalization of the sale of the North American operations in December 2006. The liability for the balance of North American employees’ retention plans is covered by Berkshire Hathaway in accordance with the sale agreement.
Long Term Incentive Plan (“LTIP”)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant. As of 2007 LTIP awards will be made with Converium shares only. These shares will vest after three years (cliff vesting). Upon a take-over situation all outstanding options and shares granted to LTIP participants would vest immediately. Converium intends to settle its obligations from the accelerated vesting in connection with the SCOR Tender Offer in the form of cash payment payable on the first day of the additional acceptance period. The Company is currently assessing the impact on the statement of income of the respective accounting period.
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
For further information on our share-based incentive plans, see Note 14 to our 2006 consolidated financial statements.
C. BOARD PRACTICES
Board committees

The Board of Directors has three Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board of Directors. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently the General Legal Counsel.
The Nomination and Remuneration Committee
The Nomination and Remuneration Committee comprises of at least three Board members and currently comprises four. Only independent Directors are eligible to serve on the Nomination and Remuneration Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee, other than his/her Board compensation, from the Company. In addition, a Nomination and Remuneration Committee member may not be a person affiliated with the Company or any of its subsidiaries. Standing invitees are the Chief Executive Officer (CEO) and the Chief Human Resources Officer.
The Nomination and Remuneration Committee proposes to the Board of Directors the appointment of members of the Board of Directors, of the Committees of the Board of Directors and of their chairpersons, the Chairman and Vice Chairman of the Board of Directors, the CEO and the members of the Global Executive Committee. They appoint and dismiss the General Legal Counsel (if not a member of the Global Executive Committee), the Head of Internal Audit and any outside directors of Converium companies. Furthermore the Nomination and Remuneration Committee sets the compensation levels for the GEC (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors the overall remuneration for the CEO and for each of the members of the Board of Directors. They elaborate the principles of compensation, of the incentive schemes, of bonus payments for the employees and submit them to the Board of Directors for approval. Their tasks and responsibilities also include the review of overall compensation above USD 750,000, the acceptance of Executive and Board memberships in third companies by GEC members, contracts between Converium and any GEC members or any of their family members, not at arm’s length and any guidelines relating to the granting of loans by Converium to Converium employees. In 2006 the Remuneration and Nomination Committee met seven times physically.
The Finance and Risk Committee
The Finance and Risk Committee comprises of at least three Board members and currently comprises four. A majority of the members has to be financially literate. Standing invitees are the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the Chief Investment Officer and the Head of Financial & Rating Models.
The Finance and Risk Committee approves external providers of asset management services and capital increases in subsidiaries between USD 5 million and USD 20 million. It initiates and reviews the Credit Rating strategy of Converium and reviews the planned tactical asset allocation, group-wide cash management, financial performance of the asset management operations and the use of derivatives. The tasks and responsibilities also include the proposal to the Board of the accounting standards framework, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, and share purchase program for Converium other than in connection with the operation of employee compensation plans, as well as exchange listings and de-listings.
The Finance and Risk Committee liaises with Converium’s Risk Management functions to review and identify Converium’s areas of greatest risk and their efficient management. It assesses and submits to the Board of Directors for approval Converium’s Risk Management Policy and the overall risk appetite for the most significant risk activities. It is responsible for the review and approval of the yearly risk management report, Converium’s risk assessment catalogue and action plans. In 2006 the Finance and Risk Committee held four meetings.
The Audit Committee
The Audit Committee comprises at least three Board members and currently comprises four. Only independent directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the Company. In addition, an Audit Committee member may not be a person affiliated with the Company or any of its subsidiaries. Standing invitees are the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, the Head of Internal Audit, the Global Financial Controller and the external auditor.
The Audit Committee recommends the appointment and dismissal of the external auditors to the Board of Directors, overviews the external auditors, supervises and reviews the effectiveness of the compliance policy including all compliance matters with material financial/reputational consequences, approves any public disclosure in conjunction with Converium’s financial results or any other disclosure with significant impact for Converium’s business, cooperates with the internal and external auditors in order to identify any possible deficiencies in the internal control mechanisms of Converium and discusses the annual audit report with the external and internal auditors as well as with management.
The tasks and responsibilities of the Audit Committee include the review of any financial statements, the approval of the quarterly and half-year results (except 4th quarter), review and assessment of any significant accounting and reporting issues as well as the review of Converium’s year-end results, reserve policy and dividend policy. The Audit Committee is briefed on how Converium’s management develops preliminary external announcements and interim financial information and assesses the fairness of such preliminary and interim statements on the basis of Converium’s applicable accounting principles. In 2006 the Audit Committee met nine times physically and held one meeting by way of conference call.
The Audit Committee is supported in its supervisory task by Group Internal Audit (GIA). GIA assists the Audit Committee in providing an independent, objective assurance and consulting activities that are designed to add value and improve an organization’s operations. GIA helps the organization in accomplishing its objectives by bringing a systematic approach for evaluating and improving the effectiveness of risk management, internal controls and governance processes.
GIA reports directly to the Audit Committee and covers all operations of Converium worldwide. GIA has unrestricted access to all relevant documents and information. The Audit Committee also approves the audit plans and the budgets of GIA.
In 2006, GIA conducted various regular audit projects and executed the “Management Testing of the Internal Controls over Financial Reporting” (ICOFR) required by the Sarbanes-Oxley Section 404 on behalf of management.
Group Internal Audit is compliant with the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. This was confirmed by an external quality assessment review performed by KPMG.
The objectives of GIA, which were formally approved by the Audit Committee, are:
•	To evaluate the reliability and controls for the financial and risk reporting systems and to provide reasonable assurance that material errors and irregularities will be detected and that corrective actions are implemented on a timely basis.

•	To evaluate the reliability and integrity of financial and operational information.

•	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

•	To safeguard the company assets.

•	To evaluate and promote efficient use of resources.

•	To review operations to ascertain whether results are consistent with established goals and whether the operations are being carried out as planned.

•	To review specific operations at the request of the Audit Committee (or management as appropriate).
The areas of responsibility of the Board of Directors, its Committees and the Global Executive Committee as well as the other corporate bodies are defined in the Organizational By-laws of Converium Holding AG, which are available on the internet at www.converium.com.
At the annual general meeting of Converium Holding AG on April 11, 2006 G. C. Parker stepped down from the Board of Directors and Audit Committee. Mr Harald Wiedmann has been elected as the new audit committee financial expert.
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
D. EMPLOYEES
As of December 31, 2006, Converium employed 532 people globally, including 319 at our offices in Switzerland, 142 at our offices in Germany, 24 in other European countries, 29 in the Asia-Pacific region and 42 in other regions.
A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years and we believe that our relations with our employees are excellent.
The following table shows the number of employees by geographic location and category of activity:

	As of December 31,
	2006		2005	2004
Number of employees	532		594	771
Breakdown by geographic location:
Switzerland	319		294	369
United States	—		89	138
Germany	142		143	169
Asia-Pacific region	29		28	33
Other regions	42		40	62
Breakdown by main category of activity:
Underwriting	171		195	257
Finance	63	(1)	153	212
Actuarial	57		50	67
Other	241		196	235

(1)	The substantial decrease in the Finance function results from the shift of employees to the Chief Operating Officer function, which was established on July 1, 2006.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
As of May 31, 2007, 87,942,160 shares were registered in our share register. These shares were owned by 4,315 shareholders, of which 3,992 were private individuals holding 3.61% of total outstanding shares, 84 were foundations and pension funds holding 1.79% of total outstanding shares and 239 were other legal entities holding 54.55% of total outstanding shares.
As of May 31, 2007, 14 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 3,565,327 of our registered shares and 7 holders with registered addresses in the United States, including nominees with registered addresses in the United States, held 5,741,564 ADSs. Brokers and other nominees hold certain of our registered shares and ADSs. In addition, some holders of our registered shares have not or may not register their holdings. Consequently, the above figures may not state the actual number of US beneficial holders or the number of registered shares or ADSs beneficially held by persons in the United States.
As of the date of this annual report, and in accordance with the notification requirements as set by the SWX Swiss Stock Exchange, the following are direct or indirect owners of 5% or more of our outstanding shares:
•	SCOR S.A., Paris, France: 32.9% (date of notification February 19, 2007). SCOR is a French reinsurer that operates in over 120 countries.
Our major shareholders hold the same voting rights as all other shareholders.
On April 5, 2007, SCOR formally commenced a then-unsolicited tender offer for Converium. On May 9, 2007, the Company and SCOR entered into the SCOR Transaction Agreement pursuant to which the Company agreed that its Board of Directors would unanimously support and recommend the SCOR Tender Offer. If SCOR is successful and the SCOR Tender Offer is consummated, it may result in a change in control of the Company under Swiss law.
B. RELATED PARTY TRANSACTIONS
There were no unpaid loans, including guarantee commitments, granted to the Converium directors and members of the Converium Global Executive Committee as of December 31, 2006.
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
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from RSA increasing its overall stake to 30.1%.
For the 2006, 2005 and 2004 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM. Gross premiums assumed through the pools managed by GAUM were USD 230.8 million, USD 206.2 million and USD 289.0 million for 2006, 2005 and 2004 respectively.
In the light of changing business circumstances associated with Converium’s S&P rating downgrade in the third quarter of 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005, however Converium has subsequently entered into a further series of fronting agreements with National Indemnity Company and Munich Re under similar terms and conditions which ensured Converium’s continued participation in the pool of GAUM through December 31, 2006. Converium also entered into a further agreement to extend the fronting agreement with the two counterparties until December 31, 2007 in respect of United States and Canadian sourced business and in respect of business sourced from the rest of the world.
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
At December 31, 2006 and December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 23.4 million) and GBP 13.2 million (USD 23.6 million).
See Note 7 to our 2006 consolidated financial statements for additional information on GAUM goodwill and intangible assets.
At December 31, 2006 and December 31, 2005 Converium had an outstanding shareholder loan to GAUM of GBP 15.2 million (USD 29.8 million) and GBP 15.2 million (USD 26.1 million) at the respective balance sheet dates.
In May 2007, the Company signed a sales agreement to sell a 2.6% stake in GAUM to Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft in München (“Munich Re”) for a purchase price of USD 2.6 million (at a fixed exchange rate of 1.86 against GBP), the right to part of the RSA Loan for GBP 1.3 million and additional Deferred Consideration of 2.6%. The transaction is subject to approval of the European antitrust authorities.

MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were USD 187.6 million, USD 178.6 million and USD 170.9 million for 2006, 2005 and 2004, respectively.
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. See Note 7 to our 2006 consolidated financial statements for additional information on MDU.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a price concession, starting in 2010 and annually thereafter based upon a predetermined formula under which a price concession, which will be equal to 50% of the amount by which the present value profit, of a particular underwriting year, as calculated 10 years after that underwriting year has expired, exceeds a pre-agreed target expected present value profit. Converium has recognized a charge of USD 7.7 million and USD 9.0 million for 2006 and 2005 respectively in other (loss) income reflecting the current view of how the Company will settle this obligation.
At December 31, 2006 and December 31, 2005, the balance sheet obligation included in other liabilities was USD 16.7 million and USD 9.0 million respectively.
SCOR
On February 19, 2007, SCOR publicly announced that it had acquired a 32.9% interest in Converium’s outstanding registered shares, of which 8.3% and 24.6% were acquired through direct market purchases and share purchase agreements, respectively. On April 5, 2007, SCOR formally launched an unsolicited tender offer pursuant to which each of Converium’s registered share were to be exchanged for 0.5 ordinary shares of SCOR and CHF 4. On May 9, 2007, Converium and SCOR entered into the SCOR Transaction Agreement pursuant to which SCOR agreed to increase the consideration payable to holders of Converium’s registered shares to 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend the SCOR Tender Offer to Converium shareholders. SCOR has further agreed to not to reduce the cash portion of the offer consideration by the Company’s proposed gross dividend of 0.20 CHF per share for the fiscal year ended December 31, 2006. The SCOR Tender Offer is governed by the laws of Switzerland and in case of a successful consummation may result in a change in control of the Company. Other than the Transaction Agreement - see Item 10 C Material Contracts - there are no material transactions with SCOR group.
The business as described under related party transactions contains termination provisions which give the ceding company or counterparty the right of termination in the event of a change in control. Whether a change in control has taken place or not will ordinarily be determined by the legal jurisdiction which governs the individual contract concerned. The exercise of termination provisions following a change in control could have a material adverse impact on our business, operating results and financial conditions.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial statements
See our 2006 consolidated financial statements beginning on page F-1.
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
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an USD 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany obtained a letter of credit of USD 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. The arbitration panel since has rendered a final award in favor of

Converium Germany. On May 9, 2006 (and later amended twice), Canada Life brought an action against the umpire of the arbitration panel and Converium Germany in the Ontario, Canada Superior Court of Justice seeking to set aside the final award. Canada Life alleges that the umpire was biased and unable to perform his duties. Canada Life also filed a Verified Petition against Converium Germany in the United States District Court of the District of New Jersey seeking, among other relief, to vacate the final award. Converium Germany recently filed a motion to dismiss the New Jersey action. On December 31, 2006 the letter of credit expired. The trial in the Canadian proceeding is scheduled to commence in September 2007.
Converium Germany disagrees with the factual and legal arguments of both lawsuits and contends that the final award is valid and binding. However, due to the uncertainties inherent in proceedings of this nature, Converium was unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from these lawsuits.
Converium Germany has fully reserved this claim. However, arrangements entered into with ZFS provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to Converium by ZFS in conjunction with Converium’s Initial Public Offering.
Review of certain of Converium’s reinsurance transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to Converium Reinsurance (North America) Inc. (CRNA), one of our former North American subsidiaries, by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Financial information and for each of the quarters ended March 31, 2003 through June 30, 2005. have also been restated. For further information regarding these accounting adjustments, please refer to Converium’s 2005 Annual Report. (See Note 3 to our 2005 consolidated financial statements on page F-17 to the 2005 20-F filed with the SEC on June 29, 2006) (Additionally, 2002 was further restated as discussed in Note (1) to the 2006 consolidated financial statements on page F-3). Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and are in the process of sharing the results of our internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a materially adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004, that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1996 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No. 04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York (the “Rubin Action”). The Rubin Action was removed to the United States District Court for the Southern District of New York. Rubin moved to remand his action to state court.
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
The Complaint names as defendants the Company; former directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2001, through September 2, 2004 because the Company did not establish adequate loss reserves to cover claims by policyholders; that the Company’s announced reserve increases prior to July 20, 2004, were insufficient; and that, as a result of the foregoing, the Company’s earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001, through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint.
On April 21, 2006, plaintiffs moved for leave of Court to file a proposed Consolidated Second Amended Class Action Complaint, to amend their Complaint to add, among other things, Securities Act claims based on Converium’s March 1, 2006, restatement of its financial accounts from 1998 through 2005.
On November 16, 2006, the Court consolidated all of the actions, including the Rubin action. On November 27, 2006, Rubin’s motion to remand his action to state court was withdrawn. On December 1, 2006, Plaintiffs submitted a proposed Consolidated Second Amended Class Action Complaint as a substitute for the previously proposed Second Amended Class Action Complaint, which made certain changes to the previously proposed Consolidated Second Amended Class Action Complaint.
On December 28, 2006, the Court issued an Opinion and Order granting in part and denying in part defendants’ motions to dismiss the Complaint. The Court dismissed the claims against all defendants alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933 as well as claims asserting violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based upon allegations that the Company misrepresented and omitted material information in its December 11, 2001, initial public offering prospectus and registration statement. The Court denied the motion to dismiss those claims against the Company and three of its former officers alleging that those defendants violated Section 10(b) and Section 20(a) of the Exchange Act by misrepresenting and omitting material information in various public disclosures following the Company’s initial public offering. Also on December 28, 2006, the Court denied plaintiffs’ motion to amend their complaint. The Court further ordered that the parties who remain in the actions, including the Company, engage in settlement discussions before a Magistrate Judge. A settlement conference took place before a Magistrate Judge on February 15, 2007 but did not result in a settlement.
On January 12, 2007, plaintiffs filed a motion for reconsideration of the Court’s December 28, 2006 order. The defendants filed an opposition to that motion on February 5, 2007, and plaintiffs filed a reply brief in further support of their motion on February 20, 2007. On April 9, 2007, the Court granted Plaintiffs’ motion for reconsideration in part and denied it in part. The Court granted Plaintiffs’ motion to reconsider its dismissal of Exchange Act claims arising out of the initial public offering. The Court indicated that it will address the other arguments Defendants made to support dismissal of those claims in a forthcoming opinion. The Court denied Plaintiffs’ motion to reconsider the dismissal of the Securities Act claims, as well as denial of their motion to file a Consolidated Second Amended Class Action Complaint.
The consolidated actions are in the discovery phases; thus, the timing and outcome of these matters are not currently predictable. The costs of defending the class action may have a material impact on our operating results in future reporting periods and an unfavorable outcome could have a materially adverse effect on the Company’s financial condition, results of operations and cash flows.

Dividends and dividend policy
The Annual General Meeting of shareholders held in Zug on April 11, 2006 approved the proposal of the Board of Directors to allocate CHF 14,668,946 of available earnings to dividends that resulted in a gross dividend of CHF 0.10 per registered share. The dividend payment was made on April 18, 2006.
For the business year 2006 the Annual General Meeting held in Zurich on May 10, 2007 approved the proposal of the Board of Directors to allocate CHF 29,337,892 of available earnings to dividends that resulted in a gross dividend of CHF 0.20 per registered share. The dividend payment was made on May 15, 2007.
Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. Holders of shares and ADSs with respect to the underlying shares are entitled to receive payment in full of any dividends declared. The Board of Directors pursues a target pay-out ratio of 25-35%.
As a holding company, we are dependent on dividends, and interests from our subsidiaries to pay cash dividends. The payment of dividends by our subsidiaries to their parent companies is restricted by applicable laws and regulations. To the extent our subsidiaries are restricted from paying dividends to Converium Holding AG, we may be unable to pay dividends to our shareholders. For further information on the restrictions on our ability to pay dividends, see Note 21 to our 2006 consolidated financial statements. In addition to the dividend restrictions, Converium AG’s ability to pay dividends may be restricted by certain directions issued by FOPI.
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
B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report, there has been no significant change in our financial position since December 31, 2006.
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Market price information
Trading on the SWX Swiss Exchange
The table below presents the highest and lowest reported sale price for our registered shares on the SWX Swiss Exchange for the periods indicated, expressed in Swiss francs. On June 7, 2007, the latest practicable day before the printing of this annual report, the last reported closing price of our registered shares on the SWX Swiss Exchange was CHF 21.95 per registered share.

	High	Low
	CHF	CHF
Calendar Year 2002	89.75	54.85
Calendar Year 2003	74.50	49.60
Calendar Year 2004 (1)	73.75	7.42
Calendar Year 2005:	14.60	9.00
First Quarter	12.20	10.05
Second Quarter	12.50	9.00
Third Quarter	13.40	9.90
Fourth Quarter	14.60	12.05
Calendar Year 2006:	17.00	11.75
First Quarter	16.55	13.40
Second Quarter	16.40	12.15
Third Quarter	15.70	11.75

	High	Low
	CHF	CHF
Fourth Quarter	17.00	14.90
Last 6 Months:
December 2006	16.60	15.35
January 2007	18.70	16.30
February 2007	22.35	17.85
March 2007	21.50	19.55
April 2007	23.25	20.95
May 2007	23.05	21.06

(1)	Includes the effect of the 2004 rights offering.
Trading on the New York Stock Exchange
The table below presents the highest and lowest reported closing price for our ADSs on the New York Stock Exchange. On June 7, 2007 the latest practicable day before the printing of this annual report, the last reported sale price of our ADSs on the New York Stock Exchange was USD 8.88 per ADS.

	High	Low
	USD	USD
Calendar Year 2002	28.52	18.30
Calendar Year 2003	26.63	19.15
Calendar Year 2004	29.57	3.15
Calendar Year 2005:	5.54	3.59
First Quarter	5.18	4.44
Second Quarter	5.20	3.59
Third Quarter	5.09	3.96
Fourth Quarter	5.54	4.58
Calendar Year 2006:	6.79	4.72
First Quarter	6.45	5.23
Second Quarter	6.77	4.85
Third Quarter	6.33	4.72
Fourth Quarter	6.79	6.00
Last 6 Months:
December 2006	6.79	6.40
January 2007	7.75	6.62
February 2007	8.35	7.05
March 2007	8.78	7.99
April 2007	9.54	8.67
May 2007	9.44	8.48
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
B. MEMORANDUM AND ARTICLES OF INCORPORATION
See “Description of Shares and Share Capital” in the Registration Statement on Form F-1, file number 333-14106, filed with the SEC under the Securities Act of 1933 on December 10, 2001. The Articles of Incorporation were amended in 2004 and 2006 to reflect the following changes to our issued, authorized and conditional share capital.
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
The Board of Directors proposed to the Annual General Meeting of May 10, 2007 that CHF 2.50 be remitted to the shareholders by way of a reduction of the ordinary share capital from CHF 733,447,310 to CHF 366,723,655 by reducing the par value of registered shares from CHF 5 to CHF 2.50.
The Annual General Meeting did not approve the proposal for the capital reduction for the purpose of a par value repayment to shareholders.
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
At the Annual General Meeting on April 11, 2006 the shareholders resolved to extend the authority of the Board of Directors to increase the share capital until April 11, 2008.
At December 31, 2006, no shares were issued from the authorized share capital.
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
At December 31, 2006, no shares were issued from the contingent share capital.
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

For 2007, the date by which a shareholder had to be registered in the share register was May 8, 2007 in order to be invited to the Annual General Meeting of May 10, 2007, at Kongresshaus, Gartensaal, 8002, Switzerland.
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
In addition, the Master Agreement provided that we bear up to a maximum of USD 50 million of the costs and expenses related to the consummation of the Formation Transactions, including advisors’ fees, retention costs and stamp duty taxes. Zurich Financial Services reimbursed us for costs and expenses in excess of this amount.
September 11th Coverage
Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss expenses arising out of the September 11th terrorist attacks at USD 289.2 million, the amount of net loss and loss expenses we recorded as of September 30, 2001. As part of these arrangements, these subsidiaries of Zurich Financial Services agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th attacks in excess of the USD 289.2 million cap. Our only retrocessionaire for this business is a unit of Zurich Financial Services. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the USD 289.2 million cap, although we are exposed to the risk of non-payment of Zurich Financial Services units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services. Our recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of our North American operations. See — Note 8 to our 2006 consolidated financial statements, and “Item 4. — Information on the Company — B. Business Overview — Retrocessional Reinsurance”.
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
On December 23, 2005, an Amendment was agreed by the parties to the Quota Share Retrocession Agreements by way of which Section 7.01 — FW Cash Calls — was amended, with immediate effect, to provide, that Converium has the right, by giving 60-days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving 60-days prior written notice, to ask for the residual balance of the funds withheld account falling below USD 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to USD 200.0 million.
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

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG or Converium Holding AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.
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
The Non-US Tax Sharing Agreement provides in general that we will be liable for all taxes arising from the business previously conducted by ZIC and Zurich Rückversicherung (Deutschland) AG, whether arising prior to or subsequent to the transfer to Converium. We are also liable for branch taxes arising from the Converium branches located in Malaysia, Singapore and Australia as well as representative offices in Buenos Aires, London, Sao Paolo, Kuala Lumpur and Tokyo. As described above, under the Master Agreement we will be liable for all taxes related to the consummation of the Formation Transactions together with all other costs and expenses of our Initial Public Offering, up to an aggregate of USD 50 million. In addition, all taxes relating to the Formation Transactions but incurred after the Formation Transactions will be borne by Converium. See “— The Master Agreement”.
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
Converium Rückversicherung (Deutschland) AG leases office space from Oppenheim Immobilien Kapitalanlagegesellschaft mbH (Zürich Lebensversicherung Aktiengesellschaft) Deutschland) before the sale of the building. The lease term is for a period of ten years ending in 2008, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.
SCOR Transaction Agreement
On April 5, 2007, SCOR formally commenced a then- unsolicited tender offer for Converium. On May 9, 2007, Converium and SCOR entered into the SCOR Transaction Agreement pursuant to which SCOR agreed to increase the consideration payable in the SCOR Tender Offer to 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend the improved SCOR Tender Offer to Converium shareholders. The Company has agreed that during the pendency of the SCOR Tender Offer it will continue to operate its business in the ordinary course consistent with past practice and abstain from taking any actions outside the ordinary course of business consistent with past practice. The Company has also agreed to refrain from continuing, or entering into, discussions with third parties which could result in a tender offer for Converium’s registered shares or otherwise result in a merger, sale of assets, restructuring or recapitalization of the Company. Pursuant to the SCOR Transaction Agreement, the Company must promptly give notice to SCOR the Company receives a superior offer, which is generally defined to include any public offer to all of the Company’s shareholders on terms and conditions that the Board of Directors determines in good faith, after consideration of its fiduciary duties, to be superior for the Company’s shareholders when compared as a whole to the terms and conditions of the SCOR Tender Offer, provided that (i) the consideration offered is not less than that offered by SCOR on a fully diluted basis and (ii) the conditions of a superior offer are no more restrictive than the conditions of the SCOR Tender Offer (a “Superior Offer”). During the three day period following the delivery of notice of a Superior Offer to SCOR, the Company and SCOR have agreed to renegotiate in good faith the terms of the SCOR Tender Offer. If the Company and SCOR are unable to renegotiate the terms of the SCOR Tender Offer, the Company’s Board of Directors may withdraw their recommendation of the SCOR Tender Offer and the Company may terminate the SCOR Transaction Agreement.
Pursuant to the SCOR Transaction Agreement, the Company has agreed that each of its current members of the Board of Directors will resign if the SCOR Tender Offer is successful. The Company has also agreed that following the settlement of the SCOR Tender Offer, the employment contracts of Inga Beale, our Chief Executive Officer, and of Paolo De Martin, our Chief Financial Officer, will be terminated with effect as of December 31, 2007. Pursuant to the termination agreement to be entered into with Ms. Beale following the settlement of the SCOR Tender Offer, Ms. Beale will be entitled to receive a lump sum payment in the amount of CHF 4.2 million in full settlement and discharge of any rights of any nature, whether known or unknown, actual or contingent, that Ms. Beale may have against the Company on December 31, 2007. Pursuant to the termination agreement to be entered into with Mr. De Martin following the settlement of the SCOR Tender Offer, Mr. De Martin will be entitled to receive a lump sum payment in the amount of CHF 2.5 million in full settlement and discharge of any rights of any nature, whether known or unknown, actual or contingent, that Mr. De Martin may have against the Company on December 31, 2007.
Following the settlement of the SCOR Tender Offer, SCOR has agreed to maintain Converium’s strong presence in Zurich, Switzerland.
D. EXCHANGE CONTROLS AND OTHER LIMITATIONS
Other than in connection with government sanctions imposed on Yugoslavia, Myanmar, Zimbabwe, Iraq, Ivory Coast, Liberia, Sierra Leone, Uzbekistan, Belarus, Sudan, North Korea, Congo, Lebanon, Iran and persons and organizations with connections to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or the Company’s Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote the shares of the Company.
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
Income tax on dividends
A Swiss resident or a foreign resident subject to Swiss taxation who receives a dividend or similar distribution (including liquidation proceeds in excess of the nominal value of the shares) from us is required to include such amounts in his personal income tax return. In some cantons such person may be entitled to a privileged tax treatment of such dividend income for cantonal and municipal tax purposes. However, such beneficial treatment generally requires a substantial shareholding in Converium. A Swiss shareholder which itself is a company or a cooperative may, under certain circumstances, benefit from an exemption of the dividend from income taxation (participation exemption/Beteiligungsabzug).
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
United States federal income taxation
This discussion applies only to beneficial owners of shares or ADSs that hold the shares or ADSs as capital assets and are US holders. For purposes of this discussion, a “US holder” for US federal income tax purposes is either (1) a citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation, organized under the laws of the United States or any state thereof or the District of Columbia thereof, (3) an estate the income of which is subject to US federal income tax without regard to its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.
This discussion does not, as already mentioned above, address any aspects of US taxation other than US federal income taxation and it does not purport to be a comprehensive discussion of all the US federal income tax considerations that may be relevant to a particular person’s individual circumstances. Holders are urged to consult their tax advisors regarding the US federal, state and local and other tax consequences of owning and disposing of shares or ADSs.
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
Taxation of dividends
Subject to the passive foreign investment company (“PFIC”) rules described below, US holders will include in gross income the gross amount of any distribution, other than certain pro rata distributions of common shares, paid (before reduction for Swiss withholding taxes) by Converium out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as foreign source ordinary income when the dividend is actually or constructively received by the US holder. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a non-corporate US holder before January 1, 2011 will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The amount of the dividend paid in Swiss francs will be the US dollar value of the Swiss francs received, including the amount of any Swiss tax withheld, determined at the spot Swiss franc/US dollar rate on the date such dividend is received, which for holders of ADSs would be the date such dividend is received by The Bank of New York, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. The amount of any distribution of property other than cash will be the property’s fair market value on the date of the distribution.
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
PFIC rules
Converium believes that it was not a PFIC for US federal income tax purposes for 2006and it does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments), there can be no assurance that Converium will not be considered a PFIC for any taxable year. If Converium were treated as a PFIC for any taxable year during which a US holder held a share or ADS, certain adverse consequences could apply to the US holder.
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
In addition, documents referred to above are available from Converium at it headquarters, located at:
General Guisan-Quai 26, CH-8002 Zürich,
I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
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
We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our invested assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling. (See the ALM graph in the Risk Management section).
To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating. These concentrations and credit risks are reviewed every six months by our ALM Committee as a part of the review and approval of the ALM report.
Sensitivity analyses for invested assets
Approximately 88.8% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.
The following risk analyses on interest rate, foreign exchange and equity market risks do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments and the management of the portfolio duration. As the risk analyses focus on the identification of risk exposures that impact the market value of assets alone and assume that the change in the value of assets is temporary while the liability reserves would not change, it is important for the reader to recognize that the risks discussed herein are significantly mitigated to the extent that the Company’s investment strategy allows market forces to influence the economic valuation of both assets and liabilities in generally the same way.
•	Interest rate risk — We have based our computations of interest rate sensitivity on numerous assumptions. Therefore they should not be relied on as indicative of future results.

Our investments are subject to interest rate risks. Fluctuations in interest rates have a direct impact on the market valuation of our fixed income portfolio, such that market values of fixed income securities fall as interest rates rise and vice versa. Our interest rate risk is concentrated in the United States, United Kingdom and Europe and is highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of our total fixed income securities portfolio to a one percentage point increase of the corresponding government bond yield curves would be an after-tax reduction in net assets of USD 86.8 million, which represents approximately 4.7% of our total shareholders’ equity as of December 31, 2006. This reduction would be offset by higher investment income earned on newly invested funds.

The Company manages interest rate risk by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to the impact on the related liabilities. To protect our balance sheet from a possible rise of the yield curves, we stabilized our modified duration of our bond portfolio, excluding held-to-maturity securities, to 3.3. Additionally, our portfolio of held-to-maturity government bonds reduced to USD 718.3 million (18.7% of our fixed maturities portfolio, excluding the Funds Withheld Asset) attributable to the sale of our discontinued operations and maturing fixed maturities securities. The duration of the held-to-maturity portfolio is 2.8. The Company believes that this matching process mitigates the overall interest rate risk on an economic basis.

As of December 31, 2006, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

•	Equity market risk — We hold approximately 11.5% (including our participation in PSP Swiss Property AG and Real Estate Equity Securities) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is predominantly in developed markets and concentrated in the United States, United Kingdom and Europe and is highly sensitive to general economic and stock market conditions. The equity investment portfolio is invested in broad market indices in order to achieve desired diversification and market performance. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2006 would be an after-tax reduction in net assets of USD 62.4 million, which represents approximately 3.4% of our total shareholders’ equity as of December 31, 2006.

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

•	Foreign exchange risk — Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice supports sound currency asset/liability management, but if not properly matched, there is a translation risk of currency rate changes against the US dollar that may adversely affect our reported shareholders’ equity when expressed in US dollars.

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
The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2006 against the US dollar.

	Adverse exchange rate movement against	Approximate decline
	the US dollar	in shareholders'equity
Euro	10%	USD155.3 million
Swiss franc	10%	USD15.0 million
UK pound	10%	USD188.0 million
As of December 31, 2006 and 2005, we had unrealized cumulative translation gains of USD 191.9 million and USD 96.9 million, respectively.
Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.
The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2006:

	US		U.K	Swiss	Japanese
	Dollar	Euro	Pound	franc	yen	Other	Total
Income statement
Net premiums written	20%	34%	26%	2%	3%	15%	100%

	US		U.K	Swiss	Japanese
	Dollar	Euro	Pound	franc	yen	Other	Total
Income statement
Net investment income	40%	17%	29%	12%	—	2%	100%
Losses, loss expenses and life benefits	15%	28%	27%	3%	4%	23%	100%
Acquisition costs	23%	38%	21%	1%	3%	14%	100%
Other operating and administration expenses	28%	14%	4%	52%	—	2%	100%
Interest expense	99%	1%	—	—	—	—	100%
Balance sheet
Total invested assets	40%	25%	29%	2%	1%	3%	100%
Reinsurance assets	54%	6%	37%	2%	—	1%	100%
Losses and loss expenses, gross	34%	24%	34%	1%	1%	6%	100%
Unearned premiums, gross	33%	14%	42%	1%	1%	9%	100%
Future life benefits, gross	32%	68%	—	—	—	—	100%
Debt	100%	—	—	—	—	—	100%
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with generally accepted accounting principles.
Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2006.
The Company’s independent registered public accounting firm, PricewaterhouseCoopers Ltd., that has audited the financial statements included in this annual report on Form 20-F has issued a report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006.
Report of the Registered Public Accounting Firm
The report of PricewaterhouseCoopers Ltd. on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006 is included on page F-2 of this annual report on Form 20-F.
Formerly Reported Material Weaknesses and Changes in Internal Control over Financial Reporting
As a foreign private issuer we are subject to Section 404 of the Sarbanes-Oxley Act (“SOX 404”). Therefore, in 2006 the processes and controls implemented in conjunction with our Sarbanes-Oxley project were tested by management and external auditors. For purposes of SOX 404, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
The first material weakness identified as of December 31, 2004 was the need to train or recruit suitably qualified individuals to fill the knowledge and experience gaps about US-GAAP caused by the departure of various key finance employees. The second material weakness identified was the failure in the operation of key internal controls over the initiation of reinsurance and financial accounting data. The third material weakness identified was the lack of controls to ensure that the underwriting and risk transfer analyses reflect all relevant elements of contractual relationships entered into by Converium. The fourth material weakness identified relates to internal controls over the determination, valuation, completeness and reporting of certain components of the income tax payables and deferred income tax balances (assets and liabilities). The material weaknesses two, three and four were identified in 2005.
Converium had remediated the first material weakness as of December 31, 2005. The second, third and fourth material weaknesses identified in previous years were also remediated as of December 31, 2006.
There were changes to enhance our internal controls over financial reporting during the period covered by this Form 20-F that have materially improved, or are reasonably likely to materially affect, our internal controls over financial reporting. Such changes included the following:
- Implementation of an accounting policy manual and additional US-GAAP training sessions,
- Improvement of controls over data quality by optimization of related applications, processes and organization,
- Revision of underwriting non-life guidelines and constitution of a FAS 113 expert team,
- Recruitment of tax specialists and revision of tax controls and processes,
As a result of the remedial actions taken, and based on management’s testing of Converium's Internal Controls over Financial Reporting, the Company’s management concludes that there are no material weaknesses.
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
ITEM 16. [RESERVED]
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr Harald Wiedmann is the audit committee financial expert and that he is independent under the rules of the New York Stock Exchange.
Item 16B. CODE OF ETHICS
The Board of Directors of Converium Holding AG approved the Code of Business Conduct and Ethics (the “Code”) for Converium on May 27, 2003, which is applicable to all of our management and employees.
The details of the Code are accessible on our Internet website at:
http://www.converium.com/
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Duration of the Mandate and Terms of Office of the Independent Auditors
PricewaterhouseCoopers Ltd, our principal independent group auditor, began serving as our auditor upon the formation of Converium in 2001. The audit partners responsible for our audit, Andrew Hill and Martin Frei, began serving in their roles in 2002 and 2003, respectively. As part of the normal audit partner rotation Lilla Runco and Wanda Eriksen will take over as responsible audit partners commencing with the 2007 audit engagement.
Policy on Pre-Approval and Non-Audit Services of Independent Auditors
Our Audit Committee comprises the Chairman of the Board of Directors and the Chairmen of the Finance, Nomination and Remuneration Committees and the independent financial expert of the Board. Only independent and financially literate Directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from us. In addition, an Audit Committee member may not be a person affiliated with the Company or any of its subsidiaries. The Audit Committee approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Head of Internal Audit and the external auditor. In 2006, the Audit Committee met nine times physically and held one meeting by way of conference call.
The Audit Committee has the responsibility to pre-approve all audit fees, fees for audit related services, tax advisory fees provided by Converium’s external independent group auditors and all non-audit related fees. Converium implemented protocols and guidelines to ensure that only pre-approved services are provided by Converium’s external independent group auditors.
Independent Auditor Fees
We paid the following fees to PricewaterhouseCoopers Ltd for professional services rendered:

(USD thousands)	2006	Approved (1)	2005
Audit fees	7,994	100%	11,130
Audit-related fees	398	100%	666
Tax fees	138	100%	96
All other fees	18	100%	105
Total fees	8,548	100%	11,997

(1)	Represents percentage of fees approved by the Audit Committee.
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
Audit-related fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as consultation on the Sarbanes-Oxley project, systems reviews, US GAAP training, pension and benefit plan audits and other accounting consultations.
Tax fees represent tax compliance and fees related to transfer pricing analysis.
All other fees consist of fees related to a PricewaterhouseCoopers Ltd accounting and reporting database that Converium subscribes to, as well as advisory fees for the run-off of our former North American operations.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares	Maximum Number of
			Purchased as Part of	Shares that May Yet Be
	Total Number of		Publicly	Purchased Under Plans
	Shares	Average Price Paid	Announced Plans or	or
	Purchased	Per Share in USD (1)	Programs	Programs
January (repurchase on January 12, 2006)	100,000	11.5540	n/a	n/a
February (repurchases from February 1, 2006 through February 10, 2006)	600,000	10.7129	n/a	n/a
April (repurchase on April 5, 2006)	100,000	11.8641	n/a	n/a
November (repurchases from November 13, 2006 through November 20, 2006)	540,000	13.3734	n/a	n/a
Total	1,340,000	12.4273

(1)	Converium does not have a formal repurchase plan or program in place. From time to time, however, Converium purchases shares on the open market in order to satisfy its obligation to deliver shares upon exercise held by employees of Converium.
PART III
ITEM 17. FINANCIAL STATEMENTS
      Not applicable.
ITEM 18. FINANCIAL STATEMENTS
      See the consolidated financial statements beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001, revised March 1, 2007.

1.3	Articles of Incorporation of Converium Holding AG, revised May 10, 2007

1.4	Bylaws of Converium Holding AG, revised April 11, 2005.\

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.3	Form of the USD 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.4	Subordinated Guarantee by Converium Holding AG and Converium AG relating to USD 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.5	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to USD 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich

Exhibit Number	Description
Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *

4.26	Omnibus Share Plan for US Employees. *

4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

Exhibit Number	Description
4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a USD 150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #

4.39	Agreement dated July 24, 2003 USD 900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #

4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan. \

4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee. \

4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank. \

4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited. \

4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG. \

4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG. \

4.46	Amendment No. 1 to the Quota Share Retrocession Agreement between Zurich Insurance Company (Including its Bermuda Branch) and Converium AG, dated as of October 1, 2001 and effective as of July 1, 2001.

4.47	Stock Purchase Agreement by and between National Indemnity Company and Converium AG dated as of October 16, 2006.

4.48	Guarantee Request and Reimbursement Agreement between Converium AG, Zurich, Switzerland and Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Germany

4.49	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated December 22, 2006, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.

4.50	Standard Stock Purchase Plan of Converium Holding AG, Zug, Switzerland December 2006

Exhibit Number	Description
4.51	Standard Stock Option Plan of Converium Holding AG, Zug, Switzerland December 2006

4.52	Transaction Agreement, dated as of May 9, 2007, by and between Converium Holding AG and SCOR S.A.

4.53	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated April 25, 2007, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	302 Certification of Chief Executive Officer.

12.2	302 Certification of Chief Financial Officer.

13.0	906 Certification of Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2003.

\	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.

CONVERIUM
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
Schedules other than those listed above are omitted for the reason that they are not applicable or the information is otherwise contained in the financial statements.

Converium Holding AG and Subsidiaries
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Converium Holding AG, Zurich
We have completed an integrated audit of Converium Holding AG and its subsidiaries (“the Converium Group’s”) 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Our opinions, based on our audits, are presented below.
Consolidated financial statements
As auditors of the Converium Group, we have audited the consolidated financial statements (comprising consolidated balance sheet, income statement, statement of cash flows, statement of changes in equity and notes), set out on pages F- 3 to F-57 of the 2006 Annual Report on Form 20-F, of Converium Holding AG as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.
These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
Our audits were conducted in accordance with Swiss Auditing Standards and with the Standards of the Public Company Accounting Oversight Board of the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements, after the restatement described in note 1(a), present fairly, in all material respects, the financial position of Converium Holding AG and its subsidiaries at December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in accordance with accounting principles generally accepted in the United States of America.
As discussed in Note 13, the Converium Group changed its accounting for pensions in accordance with SFAS 158.
Internal control over financial reporting
We have also audited Management’s assessment, included in “Management’s Annual Report on Internal Control Over Financial Reporting”, appearing in Item 15 of the 2006 Annual Report on Form 20-F, that the Converium Group maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Converium Holding AG’s Board of Directors and Management of the Converium Group are responsible for maintaining effective internal control over financial reporting and Management is responsible for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on Management’s assessment and on the effectiveness of the Converium Group’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating Management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Management’s assessment, included in “Management’s Annual Report on Internal Control Over Financial Reporting”, appearing in Item 15 of the 2006 Annual Report on Form 20-F, that the Converium Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO.
Also, in our opinion, the Converium Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.
PricewaterhouseCoopers Ltd
A. Hill                                                                                      M. Frei
Zurich, Switzerland, June 13, 2007

Converium Holding AG and Subsidiaries
Consolidated statements of income

(USD million, except per share information)
Year ended December 31	Notes	2006	2005	2004

Revenues
Gross premiums written		1,980.9	1,955.0	3,492.2
Less ceded premiums written		–128.9	–171.9	–236.3
Net premiums written	10	1,852.0	1,783.1	3,255.9
Net change in unearned premiums		–40.3	471.7	–157.4
Net premiums earned	10	1,811.7	2,254.8	3,098.5
Net investment income	6	260.4	257.8	227.5
Net realized capital gains (losses)	6	18.9	31.3	31.2

Total revenues from continuing operations		2,091.0	2,543.9	3,357.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	8,10	–1,187.8	–1,720.1	–2,395.0
Acquisition costs	10	–482.1	–537.4	–753.9
Other operating and administration expenses		–148.6	–163.5	–153.8
Other loss		–0.5	–21.9	–4.7
Interest expense	11	–16.7	–17.2	–18.7
Amortization of intangible assets	7	—	–21.5	–9.9
Restructuring costs	3	0.2	–12.1	–0.2

Total benefits, losses and expenses from continuing operations		–1,835.5	–2,493.7	–3,336.2

Income from continuing operations before taxes		255.5	50.2	21.0
Income tax (expense) benefit	12	–40.5	–16.1	4.6
Income from continuing operations		215.0	34.1	25.6
(Loss) income from discontinued operations, net of tax	2	–157.9	34.6	–608.1
Net income (loss)		57.1	68.7	–582.5

Basic earnings (loss) per share:
from continuing operations	23	1.47	0.23	0.40
from discontinued operations	23	–1.08	0.24	–9.59

Total basic earnings (loss) per share	23	0.39	0.47	–9.19

Diluted earnings (loss) per share:
from continuing operations	23	1.45	0.23	0.40
from discontinued operations	23	–1.07	0.23	–9.49

Total diluted earnings (loss) per share	23	0.38	0.46	–9.09

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(USD million, except per share information)			2005
As of December 31	Notes	2006	Restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	6	718.3	793.6
Available-for-sale securities:
Fixed maturities	6	3,122.5	4,169.8
Equity securities	6	734.7	362.6
Other investments		204.2	253.1
Short-term investments		44.9	35.1

Total investments		4,824.6	5,614.2

Funds Withheld Asset	6	940.7	1,020.1

Total invested assets		5,765.3	6,634.3

Other assets
Cash and cash equivalents		633.1	647.3
Premiums receivable:
Current		114.5	193.7
Accrued		766.4	865.6
Reserves for unearned premiums, retro		31.1	37.8
Reinsurance assets:
Underwriting reserves	10	647.2	805.1
Insurance and reinsurance balances receivable		34.1	37.6
Funds held by reinsureds		1,940.1	1,817.4
Deposit assets		2.5	183.4
Deferred policy acquisition costs		349.6	304.3
Deferred income taxes	12	5.6	1.0
Other assets	7	233.5	298.4

Total assets		10,523.0	11,825.9

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(USD million, except per share information)			2005
As of December 31	Notes	2006	Restated

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	8	6,348.6	7,568.9
Future life benefits, gross	10	510.7	405.6
Insurance and reinsurance balances payable		177.6	226.3
Reserves for unearned premiums, gross	10	682.3	610.8
Other reinsurance liabilities		103.7	127.8
Funds held under reinsurance contracts		167.3	332.9
Deposit liabilities		250.2	300.6
Deferred income taxes	12	46.5	8.1
Accrued expenses and other liabilities		196.0	200.3
Debt	11	194.1	391.2

Total liabilities		8,677.0	10,172.5

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,154,559 and 146,473,231 shares outstanding, respectively)	15	554.9	554.9
Additional paid-in capital		1,297.1	1,295.6
Treasury stock (534,903 and 216,231 shares, respectively)		–6.7	–1.5
Unearned stock compensation	14	0.9	–3.5
Total accumulated other comprehensive income:
Pension liabilities, net of taxes	13	–8.7	–4.9
Net unrealized gains on investments, net of taxes	6	98.0	42.7
Cumulative translation adjustments, net of taxes	4	191.9	96.9

Total accumulated other comprehensive income		281.2	134.7

Retained deficit		–281.4	–326.8

Total shareholders’ equity		1,846.0	1,653.4

Total liabilities and shareholders’ equity		10,523.0	11,825.9

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(USD million)
Year ended December 31	2006	2005	2004

Cash flows from operating activities
Net income (loss)	57.1	68.7	–582.5

Adjustments for
Loss on disposal of investment in subsidiaries	190.1	—	—
Net realized capital losses (gains) on investments	–18.3	–25.5	–46.5
Amortization of premium/discount	37.2	50.7	59.1
Depreciation and amortization	7.4	39.6	34.2
Deferred tax, net	30.2	4.4	189.0
Other, net	7.9	—	—
Impairment of goodwill	—	—	94.0

Total adjustments	254.5	69.2	329.8

Changes in operational assets and liabilities
Premiums receivable	213.0	567.3	–106.7
Reserves for unearned premiums, retro	10.8	13.1	54.1
Reinsurance assets	53.7	200.2	129.6
Funds held by reinsureds	84.4	–180.2	–332.9
Funds Withheld Asset	148.8	197.5	283.8
Deferred policy acquisition costs	–14.8	149.3	–80.8
Unpaid losses and loss expenses	–621.6	–1,053.3	716.6
Future life benefits, gross	71.8	–4.9	41.2
Insurance and reinsurance balances payable	5.0	–104.8	378.9
Reserves for unearned premiums, gross	15.5	–596.3	–224.4
Other reinsurance liabilities	–25.6	50.2	–94.3
Funds held under reinsurance contracts	–152.3	161.8	–5.0
Income taxes, net	–1.8	11.2	44.6
Changes in all other operational assets and liabilities	–19.3	51.1	–193.3

Total net change in all other operational assets and liabilities	–232.4	–537.8	611.4

Cash provided by (used in) operating activities	79.2	–399.9	358.7

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(USD million)
Year ended December 31	2006	2005	2004

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	–4.7	–228.2
Proceeds from sales and maturities of fixed maturities	2,002.7	4,301.4	4,116.0
Purchases of fixed maturities available-for-sale	–1,743.4	–4,063.6	–4,420.2
Cash flows fixed maturities securities	259.3	233.1	–532.4
Proceeds from sales of equity securities	160.1	186.7	983.1
Purchases of equity securities	–451.5	–125.8	–537.5
Cash flows equity securities	–291.4	60.9	445.6
Proceeds from disposal of investments in subsidiaries, net of cash	–273.8	—	—
Net (increase) decrease in short-term investments	13.7	73.4	–55.3
Proceeds from sales of other assets	173.4	52.8	82.3
Purchases of other assets	–57.0	–43.4	–144.0
Net decrease (increase) in deposit assets	133.0	–13.0	–111.6
Cash flows from other investing activities	263.1	69.8	–228.6
Net cash (used in) provided by investing activities	–42.8	363.8	–315.4

Cash flows from financing activities
Net purchases of common shares	–3.7	–1.5	–6.0
Dividends to shareholders	–11.7	—	–47.8
Proceeds from Rights Offering	—	—	428.4
Rights Offering issuance costs	—	—	–25.1
Net (decrease) increase in deposit liabilities	–76.2	–35.3	–1.7
Net cash (used in) provided by financing activities	–91.6	–36.8	347.8
Effect of exchange rate changes on cash and cash equivalents	41.0	39.3	9.0
Change in cash and cash equivalents	–14.2	–33.6	400.1
Cash and cash equivalents as of January 1	647.3	680.9	280.8
Cash and cash equivalents as of December 31	633.1	647.3	680.9
The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in shareholders’ equity

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-in	Treasury	stock	comprehensive	deficit /	Total
(USD million)	stock	capital	stock	compensation	income	surplus	equity

Balance, December 31, 2003 as reported	253.0	1,256.6	–10.0	–6.1	254.4	180.1	1,928.0
Restatement adjustment (see Note 1)	—	–58.6	—	—	—	58.6	—
Balance, December 31, 2003 as restated	253.0	1,198.0	–10.0	–6.1	254.4	238.7	1,928.0
Net loss	—	—	—	—	—	–582.5	–582.5
Change in minimum pension liability, net of taxes	—	—	—	—	–6.5	—	–6.5
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	–40.6	—	–40.6
Translation adjustments	—	—	—	—	81.4	—	81.4
Other comprehensive income	—	—	—	—	34.3	—	34.3
Total comprehensive income (loss)	—	—	—	—	34.3	–582.5	–548.2
Dividends to shareholders	—	—	—	—	—	–47.8	–47.8
Transfer to general legal reserve	—	3.9	—	—	—	–3.9	—
Purchases of common shares	—	—	–6.0	—	—	—	–6.0
Releases of common shares from treasury	—	–8.2	8.3	—	—	—	0.1
Net amortization of stock compensation	—	11.0	—	–1.4	—	—	9.6
Increase in capital due to rights offering	428.4	—	—	—	—	—	428.4
Decrease of nominal value	–126.5	126.5	—	—	—	—	—
Rights offering issuance costs	—	–29.3	—	—	—	—	–29.3
Balance, December 31, 2004	554.9	1,301.9	–7.7	–7.5	288.7	–395.5	1,734.8
Net income	—	—	—	—	—	68.7	68.7
Change in minimum pension liability	—	—	—	—	2.8		2.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	–62.5	—	–62.5
Translation adjustments	—	—	—	—	–94.3	—	–94.3
Other comprehensive loss	—	—	—	—	–154.0	—	–154.0
Total comprehensive (loss) income	—	—	—	—	–154.0	68.7	–85.3
Purchases of common shares	—	—	–1.5	—	—	—	–1.5
Releases of common shares from treasury	—	–7.7	7.7	—	—	—	—
Net amortization of stock compensation	—	1.4	—	4.0	—	—	5.4
Balance, December 31, 2005	554.9	1,295.6	–1.5	–3.5	134.7	–326.8	1,653.4
Net income	—	—	—	—	—	57.1	57.1
Change in minimum pension liability, net of taxes	—	—	—	—	1.1	—	1.1
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	55.3	—	55.3
Translation adjustments	—	—	—	—	95.0	—	95.0
Other comprehensive income	—	—	—	—	151.4	—	151.4
Total comprehensive income	—	—	—	—	151.4	57.1	208.5
Recognition impact of SFAS 158, net of tax	—	—	—	—	–4.9	—	–4.9
Dividends to shareholders	—	—	—	—	—	–11.7	–11.7
Purchases of common shares	—	—	–16.1	—	—	—	–16.1
Releases of common shares from treasury	—	–10.9	10.9	—	—	—	—
Stock compensation, net	—	12.4	—	4.4	—	—	16.8
Balance, December 31, 2006	554.9	1,297.1	–6.7	0.9	281.2	–281.4	1,846.0
The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Schedule of segment data

	Standard Property &						Total
(USD million)	Casualty Reinsurance			Specialty Lines			Non-life consolidated
Year ended December 31	2006	2005	2004	2006	2005	2004	2006	2005	2004

Gross premiums written	890.6	803.1	1,509.0	777.0	833.1	1,655.3	1,667.6	1,636.2	3,164.3
Less ceded premiums written	–73.7	–64.1	–131.6	–47.6	–95.4	–90.0	–121.3	–159.5	–221.6
Net premiums written	816.9	739.0	1,377.4	729.4	737.7	1,565.3	1,546.3	1,476.7	2,942.7
Net change in unearned premiums	–41.3	141.8	14.8	–5.7	321.5	–177.7	–47.0	463.3	–162.9
Net premiums earned	775.6	880.8	1,392.2	723.7	1,059.2	1,387.6	1,499.3	1,940.0	2,779.8

Total investment results	109.6	119.9	104.4	140.5	140.5	135.1	250.1	260.4	239.5

Revenues	885.2	1,000.7	1,496.6	864.2	1,199.7	1,522.7	1,749.4	2,200.4	3,019.3

Losses, loss expenses and life benefits	–441.1	–729.6	–1,003.0	–534.3	–772.5	–1,154.7	–975.4	–1,502.1	–2,157.7
Acquisition costs	–195.6	–181.3	–353.3	–192.4	–263.8	–328.1	–388.0	–445.1	–681.4
Other operating and administration expenses	–43.9	–43.9	–52.0	–38.6	–54.5	–53.3	–82.5	–98.4	–105.3
Benefits, losses and expenses	–680.6	–954.8	–1,408.3	–765.3	–1,090.8	–1,536.1	–1,445.9	–2,045.6	–2,944.4

Segment income (loss)	204.6	45.9	88.3	98.9	108.9	–13.4	303.5	154.8	74.9
Other loss
Interest expense
Amortization of intangible assets
Restructuring costs
Income from continuing operations before taxes
Income tax (expense) benefit
Income from continuing operations
(Loss) income from discontinued operations, net of tax
Net income (loss)

As of December 31

Reinsurance assets – underwriting reserves	282.2	265.7	201.1	299.5	323.5	312.7	581.7	589.2	513.8
Losses and loss expenses, gross	2,565.5	2,441.7	2,881.4	3,498.3	3,371.7	3,193.8	6,063.8	5,813.4	6,075.2
Future life benefits, gross	—	—	—	—	—	—	—	—	—

Ratios
Loss ratio (Losses divided by net premiums earned)	56.9%	82.8%	72.0%	73.8%	72.9%	83.2%	65.1%	77.4%	77.6%
Acquisition costs ratio (Aquisition costs divided by net premiums earned)	25.2%	20.6%	25.4%	26.6%	24.9%	23.6%	25.9%	22.9%	24.5%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	5.4%	5.9%	3.8%	5.3%	7.4%	3.4%	5.3%	6.7%	3.6%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	87.5%	109.3%	101.2%	105.7%	105.2%	110.2%	96.3%	107.0%	105.7%

[1]	not included in the totals are USD 154.4 million and USD 384.7 million reflecting discontinued operations for the year ended December 31, 2005 and 2004, respectively

[2]	not included in the totals are USD 1,464.1 million and USD 2,560.8 million reflecting discontinued operations for the year ended December 31, 2005 and 2004, respectively

(USD million)	Life & Health Reinsurance			Corporate Center			Total consolidated
Year ended December 31	2006	2005	2004	2006	2005	2004	2006	2005		2004

Gross premiums written	313.3	318.8	327.9	—	—	—	1,980.9	1,955.0		3,492.2
Less ceded premiums written	–7.6	–12.4	–14.7	—	—	—	–128.9	–171.9		–236.3
Net premiums written	305.7	306.4	313.2	—	—	—	1,852.0	1,783.1		3,255.9
Net change in unearned premiums	6.7	8.4	5.5	—	—	—	–40.3	471.7		–157.4
Net premiums earned	312.4	314.8	318.7	—	—	—	1,811.7	2,254.8		3,098.5

Total investment results	29.2	28.7	19.2	—	—	—	279.3	289.1		258.7

Revenues	341.6	343.5	337.9	—	—	—	2,091.0	2,543.9		3,357.2

Losses, loss expenses and life benefits	–212.4	–218.0	–237.3	—	—	—	–1,187.8	–1,720.1		–2,395.0
Acquisition costs	–94.1	–92.3	–72.5	—	—	—	–482.1	–537.4		–753.9
Other operating and administration expenses	–11.6	–15.6	–11.7	–54.5	–49.5	–36.8	–148.6	–163.5		–153.8
Benefits, losses and expenses	–318.1	–325.9	–321.5	–54.5	–49.5	–36.8	–1,818.5	–2,421.0		–3,302.7

Segment income (loss)	23.5	17.6	16.4	–54.5	–49.5	–36.8	272.5	122.9		54.5
Other loss							–0.5	–21.9		–4.7
Interest expense							–16.7	–17.2		–18.7
Amortization of intangible assets							—	–21.5		–9.9
Restructuring costs							0.2	–12.1		–0.2
Income from continuing operations before taxes							255.5	50.2		21.0
Income tax (expense) benefit							–40.5	–16.1		4.6
Income from continuing operations							215.0	34.1		25.6
(Loss) income from discontinued operations, net of tax							–157.9	34.6		–608.1
Net income (loss)							57.1	68.7		–582.5

As of December 31

Reinsurance assets – underwriting reserves	65.5	61.5	39.4	—	—	—	647.2	650.7	[1]	553.2	[1]
Losses and loss expenses, gross	284.8	291.4	272.3	—	—	—	6,348.6	6,104.8	[2]	6,347.5	[2]
Future life benefits, gross	510.7	405.6	407.1	—	—	—	510.7	405.6		407.1

Ratios
Loss ratio (Losses divided by net premiums earned)
Acquisition costs ratio (Acquisition costs divided by net premiums earned)	30.1%	29.3%	22.7%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	3.8%	5.1%	3.7%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
1. Basis of preparation and significant accounting policies
(a) Basis of preparation
Converium Holding AG and subsidiaries (“Converium” or the “Company”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. As a multi-line reinsurer, we pursue a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America and the Middle East and a distinct focus on global specialty lines.
Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law and are stated in US dollars (“USD”).
The consolidated financial statements include all companies which Converium, directly or indirectly controls (more than 50% of voting rights). Investments in associated companies and joint ventures are accounted for by using the equity method with Converium recording its share of the associated company’s net income and shareholders’ equity.
Discontinued operations
On December 13, 2006, the Company sold all of its outstanding shares of capital stock in Converium Holdings (North America) Inc, to National Indemnity Company, a Berkshire Hathaway company, and accordingly, the operating results related to the North American operations including prior period amounts have been reclassified to discontinued operations. Prior year consolidated balance sheets and consolidated statements of cash flows have not been adjusted.
Restatement
An adjustment has been made to restate January 1, 2004 shareholders’ equity components related to a specific reinsurance transaction, such that retained earnings increased and additional paid-in capital decreased by USD 58.6 million as at December 31, 2002. There is no net effect on shareholders’ equity.
Segment presentation
Converium currently provides its services through three segments, Standard Property & Casualty Reinsurance, Specialty Lines and the Life & Health segment. Our North American operations were previously reported as the principal component of a separate segment, the Run-Off segment. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. Management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
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
(c) Foreign currency
Converium’s main functional currencies include the Euro, the UK pound, the Swiss franc, the US dollar and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in shareholders’ equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.
Any outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction. The resulting exchange differences are recorded in the statements of income.
(d) Non-life insurance and reinsurance
Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the period that the related insurance or reinsurance coverage is in effect. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.
In a typical reporting period, Converium generally earns a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of Converium’s premiums written will not be earned until future periods. Converium allocates premiums written but not yet earned to an unearned premium reserve, which represents a liability on Converium’s balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Converium’s premium earned and written estimates are regularly reviewed and enhanced as information is reported by clients and Converium is able to refine estimates and assumptions. Converium’s estimation procedures are also affected by the timeliness and comprehensiveness of the information its clients provide to us. Premium for a retroactive reinsurance contract is recognized as earned at the inception of the contract.
Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned.
Losses: Losses and loss expenses are charged as incurred. Unpaid losses and loss expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss expenses incurred but not reported (the “IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.
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
Participations at Lloyd’s: Participations in syndicates operating at Lloyd’s of London are accounted for using the periodic method. Converium recognizes its proportionate share of the syndicates insurance and reinsurance premiums as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur. On the closure of an underwriting year, typically three years after its inception, syndicates reinsure all remaining unsettled liabilities into the following underwriting year, a mechanism known as reinsurance to close (“RITC”). If Converium has increased its participation from one year of account to the next, RITC paid is eliminated, as a result of this offset, leaving an element of the RITC received. This reflects the fact that the Company has assumed a greater proportion of the business of the syndicates. If the Company has reduced its participation from one year of account to the next, the RITC received is eliminated, leaving an element of RITC paid. This reflects the reduction in the Company’s exposure to risks previously written by the syndicates.
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each reporting period.
Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.
(f) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.
As part of Converium’s risk management process Converium regularly evaluates the recoverability of its reinsurance assets taking into account all public domain information including the current rating of its retrocessionaires. Converium establishes an allowance for potentially uncollectible reinsurance recoverables from retrocessionaires. Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the size of the allowance or expense.
(g) Deposit accounting transactions
In accordance with SFAS 113 and SOP 98-7 reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. In the event that a transaction does not meet the risk transfer requirements, the transaction will be accounted for under deposit accounting. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the period of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact. Any fee is recognized as other income/expense over the coverage period of the policy and is not recorded as a deposit asset/liability. Changes in the deposit amount are recorded in the statement of income as a loss or loss expense.
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

Realized gain or loss on disposals is based on the difference between the net proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.
Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over thirty years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.
Converium has an interest in certain partnerships which are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. These investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss. Investments in hedge funds are recorded at fair value with changes in net asset value flowing through other comprehensive income as a separate component in shareholders’ equity.
Short-term and other investments are recorded at cost which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.
The Funds Withheld Asset is carried at the principal balance plus accrued interest.
(i) Other-than-temporary impairments
Based on quantitative and qualitative factors, the Company reviews at least quarterly individual debt and equity securities classified as held-to-maturity or available-for-sale, of whether or not there is an indication that a decline in fair value below the investment security’s carrying value is considered other-than-temporary.
If the decline in fair value is judged to be other-than-temporary, and management does not have the intent and ability to hold the investment until recovery, impairment is deemed to have occurred and the cost basis of the security shall be written down to fair value as the new cost basis. The amount of this write-down should be recognized as impairment of securities in the statement of income.
For all marketable and non-marketable equity and debt securities where the cost basis has remained in excess of the fair value for twelve months consecutively and the fair value has declined by 20% or more of the cost basis, except in circumstances where potential recovery for equity securities can be conclusively demonstrated and documented, the declines will be presumed to be other-than-temporary and thus impaired and must be written down to the fair value. Furthermore, management believes that where there is a 50% or more magnitude of decline, an impairment provision should immediately be recognized.
For securities expected to be sold, an other-than-temporary charge will be recognized if the Company does not expect the fair value to recover prior to the expected date of sale.
Converium has outsourced investment management to recognized and experienced professional funds managers that also operate within the specific investment guidelines of the Company.
(j) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest, foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
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
(m) Fixed assets
Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying volume.
(n) Goodwill and intangible assets
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. In accordance with SFAS 142, the Company reviews the carrying value of goodwill related to all of its investments for any impairment on at least an annual basis. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight-line basis over the newly determined expected useful life of the asset.
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
As required under SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”) Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. A valuation allowance is recorded to reduce net deferred tax assets to the amount that is expected to be realized. Historical losses are considered among other factors in making this assessment. As a result of significant historical losses, a full valuation allowance was established against Converium AG’s net deferred tax assets to reflect the continued net loss position of the Company. Converium AG may offset future taxable income against the existing net operating losses carried forward, resulting in no tax expense on such income until such time as the net operating losses are utilized or expire, or the valuation allowance is released.
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No.23 (APB23), “Accounting for Income Taxes – Special Areas” and therefore is required under SFAS No.109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors, including no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings or other outside basis differences of the foreign subsidiaries and joint ventures.

Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies ”.
(q) Employee benefits
Converium provides defined benefit plans for its European employees. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.
In September 2006, the FASB issued SFAS 158 “Employers Accounting for Defined Benefit Pension and Other Post Retirement Plans ” (SFAS 158). The Company adopted SFAS 158 prospectively on December 31, 2006. In accordance with the requirements of SFAS 158, the funded status of plans was determined as of the end of the fiscal year. Any over-funded or under-funded status relating to defined benefit plans is recognized as an asset or liability respectively. Contributions to defined contribution pension plans are charged to income as they become due. See Note 13 for further information on the impact of SFAS 158 on the Company.
Converium recognizes the expense related to incentive plans over the relevant performance period.
(r) Stock option accounting
On January 1, 2006, Converium adopted SFAS 123 (revised 2004), “Share-Based Payment ” (SFAS 123(R)). In accordance with the requirements of SFAS 123(R), Converium uses the modified prospective method, and recognizes grants of employee stock options at the fair value of the award on the grant date. The fair values of all stock options granted by the Company are determined using the Black-Scholes-Merton model (B-S-M Model). The adoption of SFAS 123(R) did not have a material impact on the financial position or results of operations.
(s) Restructuring costs
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
(t) Contingencies
In accordance with SFAS No.5 “Accounting for Contingencies”, management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its “best estimate”, or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.
(u) New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:
SFAS 155, “Accounting for Certain Hybrid Instruments”
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments” (SFAS 155). This statement amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. The standard allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host contract) if the holder elects to account for the investment on a fair value basis. SFAS 155 also clarifies and amends certain other provisions in SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. This guidance is currently not expected to have a material impact on the Company’s results of operations and financial position.
SFAS 157 “Fair Value Measurements”
In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (SFAS 157). This standard provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently in the process of evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position.
The Company adopted SFAS 158 on December 31, 2006. See (q) Employee benefits.
SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities ”
In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A company shall report unrealized

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument, is irrevocable, and, is applied only to entire instruments and not to portions of instruments. SFAS 159 becomes effective for financial years beginning after November 15, 2007. Converium is in the process of determining the impact of SFAS 159.
FASB Interpretation No. FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109”
In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No.109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation requires that the impact of a tax position is recognized and measured in the consolidated financial statements, if that position is more likely than not of being sustained in an audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The new guidance is applicable for periods beginning after December 15, 2006 and is not expected to have a material impact on the Company’s financial condition.
FASB Staff Position (“FSP”) FAS 123(R)-5 “Amendment of FASB Staff Position SFAS 123(R)-1”
In October 2006, the FASB issued FSB SFAS 123(R)-5, “Amendment of FASB Staff Position SFAS 123(R)-1”, which addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for the purposes of applying SFAS 123(R)-1. This FSP becomes effective for fiscal years beginning after October 10, 2006 and is currently not expected to have a material impact on the Company’s results of operations and financial position.
FASB Staff Position (“FSP”) FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”
In April 2006, the FASB issued FSP FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. This FSP addresses how an entity should determine the variability when applying FIN 46(R). The variability will determine if an entity is a variable interest entity as well as the amounts of any expected losses or residual returns. This FSP is effective for reporting periods commencing after July 15, 2006. The Company is currently in the process of evaluating the impact that this FSP will have on its results of operations and financial position.
SEC Staff Accounting Bulletin 108 (SAB 108) –“Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”
In September 2006, the SEC staff issued SAB 108 –“Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”. SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. At December 31, 2006, the date of required adoption, this new guidance did not have a material impact on the results of operations and financial positions.
2. Discontinued operations
On December 13, 2006, the Company sold all of its outstanding shares of capital stock of Converium Holdings (North America) Inc. representing its North American operations to National Indemnity Company, a Berkshire Hathaway company for a total consideration of USD 295.0 million, including the Senior Note with a principal amount of USD 200.0 million and total cash proceeds of USD 95.0 million.
The Surplus Contribution Note between Converium Holding AG, Switzerland and Converium Reinsurance (North America) Inc. with a principal amount of USD 150.0 million and accrued interest amounting to USD 33.3 million has been sold and assigned to the buyer for a consideration of one US dollar.
As outlined in the transition service agreement, the Company will provide certain services to National Indemnity Company, however; estimated revenue is considered not material.
The Company reflects the sale of its North American operations as discontinued operations in accordance with Statement of Financial Accounting Standard No.144, “Accounting for the Impairment or Disposal of Long-lived Assets”. In the fourth quarter of 2006, a total loss on the transaction of USD 190.1 million, including transaction costs, was recognized.

Table 2.1 summarizes total discontinued operations as presented in the statements of income comprising of the following components:
Table 2.1
(USD million)

Year ended December 31	2006	2005	2004
Income (loss) from operations of discontinued business	32.2	34.6	–608.1
Loss on sale	–190.1	—	—
(Loss) income from discontinued operations, net of tax	–157.9	34.6	–608.1
Table 2.2 summarizes the components of the loss on sale:
Table 2.2
(USD million)

Year ended December 31	2006
Total consideration	295.0
Assumed Senior Note debt	–200.0
Proceeds from sale received in cash	95.0
Interest receivable on Senior Note	–21.0
Carrying value of North American operations	–51.2
Transaction cost, and other items	–11.0
Loss on sale of surplus note, including interest	–183.3
Loss before realization of other comprehensive income (OCI) positions, including taxes	–171.5
Realization of OCI items (foreign exchange, net unrealized losses on available-for-sale securities)	–2.6
Tax impact, net (OCI)	–16.0
Loss on sale	–190.1
Table 2.3 summarizes the results of operations from discontinued business:
Table 2.3
(USD million)

Year ended December 31	2006	2005	2004
Total revenue	69.6	198.2	880.7
Total expenses	–37.2	–164.1	–1,282.9
Income (loss) before taxes from discontinued operations	32.4	34.1	–402.2
Income tax (expense) benefit	–0.2	0.5	–205.9
Income (loss) from operations of discontinued business	32.2	34.6	–608.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
3. Restructuring costs
For the year ended December 31, 2006, Converium incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 12.1 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to Converium’s global cost base including employee terminations and closure of smaller offices. In 2004 Converium recorded restructuring costs of USD 0.2 million.
4. Foreign currency translation and transactions
Table 4.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized (losses) gains on foreign currency transactions, which are included in the other (loss) income line of the consolidated statements of income (loss), were USD (1.7) million, USD (0.5) million and USD (5.8) million for the years ended December 31, 2006, 2005 and 2004, respectively.
Table 4.1

Exchange rates against USD	Balance Sheets		Statements of income (loss)
	2006	2005	2006	2005	2004

UK pound	1.9579	1.7167	1.8436	1.8195	1.8324
Euro	1.3198	1.1795	1.2564	1.2446	1.2439
100 Japanese yen	0.8399	0.8472	0.8601	0.9099	0.9254
Swiss franc	0.8205	0.7587	0.7986	0.8038	0.8059
5. Segment information
The primary measure of segment information, is segment income (loss), defined as income (loss) before other income (loss), interest expense, impairment of goodwill, amortization of intangible assets, restructuring costs and income taxes.
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. The lines of business by operating segment are as follows:
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
Table 5.1
Net premiums written by line of business

(USD million)
Year ended December 31	2006	2005	2004

Standard Property & Casualty Reinsurance
General Third Party Liability	229.7	146.7	379.1
Motor	143.1	188.4	437.4
Personal Accident (assumed from non-life insurers)	12.4	13.3	34.5
Property	431.7	390.6	526.4

Total Standard Property & Casualty Reinsurance	816.9	739.0	1,377.4

Specialty Lines
Agribusiness	37.1	36.7	11.4
Aviation & Space	237.1	241.8	404.5
Credit & Surety	42.2	58.4	204.3
Engineering	61.7	65.5	112.2
Marine & Energy	58.1	64.0	82.5
Professional Liability and other Special Liability	297.6	282.8	436.5
Workers’ Compensation	–4.4	–11.5	313.9

Total Specialty Lines	729.4	737.7	1,565.3

Total non-life reinsurance	1,546.3	1,476.7	2,942.7

Life & Health Reinsurance
Life & Disability	247.5	235.2	234.9
Accident & Health	58.2	71.2	78.3

Total Life & Health Reinsurance	305.7	306.4	313.2

Total	1,852.0	1,783.1	3,255.9

Table 5.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.
Table 5.2
Gross premiums written by geographic area of ceding company

(USD million)
Year ended December 31	2006	2005	2004

United Kingdom [1]	539.3	481.2	1,156.9
Germany	399.9	395.1	389.6
France	71.1	86.1	158.2
Italy	87.5	107.1	162.3
Rest of Europe	298.2	251.1	379.7
Far East	120.5	132.1	238.5
Near and Middle East	132.2	103.1	124.3
North America	235.7	306.7	752.7
Central and South America	96.5	92.5	130.0

Total	1,980.9	1,955.0	3,492.2

[1]	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
6. Invested assets and investment income
Table 6.1
Net investment income

(USD million)
Year ended December 31	2006	2005	2004

Investment income
Fixed maturities	152.5	153.8	112.9
Equity securities	5.6	5.8	13.2
Short-term investments and cash and cash equivalents	28.6	11.6	7.1
Real estate	6.7	8.4	9.4
Other investments	25.2	24.7	20.3
Funds Withheld Asset	52.1	62.6	75.1

Total investment income	270.7	266.9	238.0

Investment expenses	–8.2	–6.9	–8.8
Real estate expenses	–2.1	–2.2	–1.7
Net investment income	260.4	257.8	227.5
The Funds Withheld Asset (see Note 16) was USD 940.7 million and USD 1,020.1 million as of December 31, 2006 and 2005, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.
Table 6.2
Net realized capital gains (losses)

(USD million)
Year ended December 31	2006	2005	2004

Fixed maturities:
Realized capital gains	4.1	6.7	11.5
Realized capital losses	–14.4	–11.5	–9.5
Equity securities:
Realized capital gains	24.3	44.8	43.7
Realized capital losses	–0.1	–2.0	–6.0
Write-down of impaired investments	–11.7	–9.2	–6.2
Other	16.7	2.5	–2.3
Net realized capital gains (losses)	18.9	31.3	31.2
In 2006, Converium’s net realized capital gains decreased by USD 12.4 million to USD 18.9 million. Net realized gains from the sale of equity securities, largely related to the sale of PSP Swiss Property AG securities were largely offset by realized losses on fixed maturities securities and write-downs on impaired investments. Additionally, the sale of Swiss direct real estate holdings generated a USD 18.7 million realized gain and is reflected within the other realized gains line.
In 2005, Converium’s net realized capital gains increased by USD 0.1 million to USD 31.3 million, primarily resulting from higher realized capital gains on the sale of equity securities offset by higher realized losses on fixed maturity securities in connection with ordinary trading activity.
In 2004, Converium’s net realized capital gains were USD 31.2 million, primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risk.

Table 6.3
Unrealized investment gains (losses) (included in other comprehensive income)

	Net change for the year
	year ended December 31			Total as of December 31
(USD million)	2006	2005	2004	2006	2005

Fixed maturities held-to-maturity	–2.5	–3.0	–4.3	4.3	6.8
Fixed maturities available-for-sale	–21.8	–46.5	0.9	–41.6	–19.8
Equity securities available-for-sale	45.2	4.6	–24.2	120.1	74.9
Hedge funds and others	14.7	6.5	2.5	23.7	9.0
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	19.7	–24.1	–15.3	–8.5	–28.2

Total	55.3	–62.5	–40.4	98.0	42.7

Table 6.4
Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
(USD million)	amortized cost		unrealized gains		unrealized losses		fair value
Year ended December 31	2006	2005	2006	2005	2006	2005	2006	2005

Held-to-maturity
Fixed maturities:
US government	288.5	389.1	17.1	—	–11.5	–16.7	294.1	372.4
Other governments	14.6	13.1	—	0.7	—	—	14.6	13.8
Newly invested:
US government	167.9	169.1	—	—	–22.6	–3.1	145.3	166.0
Other governments	247.3	222.3	0.1	4.3	–2.1	—	245.3	226.6

Total held-to-maturity	718.3	793.6	17.2	5.0	–36.2	–19.8	699.3	778.8

Available-for-sale
Fixed maturities:
US government	852.1	1,166.3	0.4	2.9	–12.3	–21.5	840.2	1,147.7
Other governments	1,548.0	1,566.6	0.7	14.6	–16.8	–6.0	1,531.9	1,575.2
Corporate and other debt securities	757.7	888.6	1.3	6.4	–14.8	–9.5	744.2	885.5
Mortgage and asset-backed securities	6.3	568.1	—	0.3	–0.1	–7.0	6.2	561.4

Total	3,164.1	4,189.6	2.4	24.2	–44.0	–44.0	3,122.5	4,169.8

Equity securities	614.6	287.7	121.8	76.0	–1.7	–1.1	734.7	362.6

Total available-for-sale	3,778.7	4,477.3	124.2	100.2	–45.7	–45.1	3,857.2	4,532.4

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
The following table presents the continuous periods during which investment positions were carried at an unrealized loss as of December 31, 2006:
Table 6.5
Maturities of unrealized investment losses on fixed maturities and equity securities

		Gross unrealized losses
				Total gross
(USD million)	Estimated fair	Less than	Greater	unrealized
As of December 31	value	one year	than one year	losses

Held-to-maturity
Fixed maturities	620.2	34.7	1.5	36.2
Available-for-sale
Fixed maturities	2,916.5	23.1	20.9	44.0
Equity securities	58.3	1.4	0.3	1.7

Total available-for-sale	2,974.8	24.5	21.2	45.7

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
If the decline in fair value is judged to be other-than-temporary, and management has the intent and ability to hold the investments until recovery, no write-down is recognized.
Table 6.6
Fixed maturity schedule by maturity

			Carrying value
(USD million)	Estimated fair value	% of total	Held-to-maturity	% of total
As of December 31	Available-for-sale (AFS)	AFS	(HTM)	HTM

Less than one year	249.9	8.0	—	—
One year through five years	1,931.6	61.8	599.4	83.4
Five years through ten years	689.6	22.1	118.9	16.6
Over ten years	53.1	1.7	—	—

Subtotal	2,924.2	93.6	718.3	100.0

Mortgage and asset-backed securities	6.2	0.2	—	—
Unit trust bonds	192.1	6.2	—	—

Total	3,122.5	100.0	718.3	100.0

At December 31, 2005 real estate held for investment of USD 144.6 million, net of accumulated depreciation of USD 9.7 million, consisted primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services (“ZFS”). These properties were sold in the second half of 2006. The fire insurance value of Converium’s fixed assets totaled USD 35.6 million at December 31, 2006 as compared with USD 128.2 million at December 31, 2005, which also included fire insurance values of real estate held for investments.
There are no investments in any entity in excess of 10% of shareholders’ equity at December 31, 2006 and 2005, other than investments issued or guaranteed by the US or sovereign governments or their agencies.
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2006 or 2005.

7. Goodwill and other intangible assets
Included in other assets was goodwill of USD 49.2 million and USD 49.5 million at December 31, 2006, and 2005, respectively. At December 31, 2006 and 2005 the value of the amortizable intangible asset was nil.
Investment in GAUM
In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium paid an initial consideration of GBP 14.2 million (USD 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (USD 32.7 million). In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%.
An annual goodwill impairment test was carried out at December 31, 2006, and 2005 in respect of the 30.1% investment in GAUM and no impairment was required. At December 31, 2006 and 2005, the carrying value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 23.4 million) and GBP 13.2 million (USD 23.6 million), respectively.
Converium will continue to reassess whether any impairment of goodwill is warranted as and when there is a change in current business circumstances, including termination and extension of the current fronting arrangements with Munich Re and National Indemnity which is due in 2007.
In the light of the S & P rating downgrade in 2004 and the need for subsequent fronting agreements with Munich Re and National Indemnity in order to sustain the aviation business from GAUM, Converium’s management reassessed the remaining useful life of the other intangible asset. The remaining useful life was determined to be less than one year, and the other intangible asset balance as at December 31, 2004 of GBP 11.2 million (USD 20.6 million) was fully amortized in 2005 giving rise to a USD 21.5 million charge for the year ended December 31, 2005. The intangible asset related to established customer relationships of GAUM and was initially intended to be amortized over a useful life of ten years.
MDUSL Investment
As of December 31, 2006 and December 31, 2005, goodwill was USD 20.0 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”). Converium conducts a yearly impairment test of the MDUSL investment. This business continues to perform in line with management’s expectations. No impairment was recognized for the years ended December 31, 2006 and 2005.
See Note 17 and 25 for additional information on GAUM and the Medical Defence Union (the “MDU”).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
8. Losses and loss expenses
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
Table 8.1
Reserves for losses and loss expenses

(USD million)
Year ended December 31	2006	2005	2004

As of January 1
Gross reserves for losses and loss expenses	7,568.9	8,908.3	7,879.7
Less reinsurance recoverable	–761.0	–914.5	–1,041.3
Less net reserves for losses and loss expenses for discontinued operations	–1,309.7	—	—
Net reserves for losses and loss expenses	5,498.2	7,993.8	6,838.4

Loss and loss expenses incurred [1,2]
Current year	1,234.2	1,922.3	2,881.9
Prior years	–145.2	–186.1	350.2

Total	1,089.0	1,736.2	3,232.1

Losses and loss expenses paid [2]
Current year	229.8	451.0	541.4
Prior years	1,016.7	1,995.3	1,938.9

Total	1,246.5	2,446.3	2,480.3

Foreign currency translation effects	403.0	–475.8	403.6

As of December 31
Net reserves for losses and loss expenses	5,743.7	6,807.9	7,993.8
Reinsurance recoverable	604.9	761.0	914.5
Gross reserves for losses and loss expenses	6,348.6	7,568.9	8,908.3

[1]	The loss and loss expenses incurred includes USD 114.2 million, USD 178.3 million and USD 128.0 million of loss and loss expenses included in the Life & Health Reinsurance segment for the years ended December 31, 2006, 2005 and 2004, respectively.

[2]	Figures for 2005 and 2004 are as originally reported. Loss and loss expenses incurred and loss and loss expenses paid from discontinued operations were USD 55.8 million and USD 924.1 million and USD 948.1 million and USD 1,066.3 million for 2005 and 2004, respectively.
Prior years’ favorable net loss expenses incurred in 2006 of USD 145.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 102.8 million, and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 42.4 million.
For the year ended December 31, 2006, Converium reported net favorable development of prior years’ loss reserves of USD 102.8 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 54.1 million primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Motor line of business of USD 16.5 million. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 48.7 million primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.
For the year ended December 31, 2005, Converium recorded net favorable development of prior years’ loss reserves of USD 86.0 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 30.7 million primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For the year ended December 31, 2004, Converium recorded net adverse development of prior years’ loss reserves of USD 72.8 million. The Standard Property & Casualty Reinsurance segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 11.3 million primarily related to adverse development within the Motor line of business of USD 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business of USD 77.8 million. The Specialty Lines segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business of USD 116.1 million and USD 13.7 million, respectively, partially offset by net favorable development of prior years’ loss reserves related to: Credit & Surety (USD 30.2 million), Aviation & Space (USD 24.6 million) and Workers’ Compensation (USD 16.4 million) lines of business.
The reserves for certain losses and loss expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Deferred charges relating to retrospective reinsurance and structured settlements totaling USD 24.8 million, USD 31.2 million and USD 38.0 million as of December 31, 2006, 2005 and 2004, respectively, are as a result included in other assets.
Impact of property catastrophe losses
The year ended December 31, 2006 exhibited insignificant natural catastrophe activity with total incurred losses of USD 10.5 million. There were no individual large losses, defined as those in excess of USD 10.0 million or more of net incurred losses to Converium.
This was in contrast to the year ended December 31, 2005, which exhibited significant natural catastrophe large losses totaling USD 149.2 million: Winter Storm Erwin (USD 32.5 million), Continental European Floods (USD 24.8 million), Hurricane Katrina (USD 33.2 million), Hurricane Rita (USD 14.1 million) and Hurricane Wilma (USD 44.6 million). In 2004, Converium’s large natural catastrophe losses included hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of USD 98.4 million.
September 11th terrorist attacks
The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, Converium recorded gross losses and loss expenses of USD 692.9 million arising out of the terrorist attacks (including losses from our subsequently sold North American operations). These losses are capped through an agreement with ZFS. Converium recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of its North American operations. Converium will be exposed to the risk of non-payment of ZFS’ units and Converium is exposed to credit risk from these subsidiaries of ZFS. Converium is not exposed to potential non-payments by retrocessionaires for these events in excess of the cap. In 2006, 2005 and 2004, there was no additional development in net reserves for the September 11th terrorist attacks.
As of December 31, 2006, Converium recorded gross and net incurred losses and loss expenses related to the September 11th terrorist attacks as follows:
Table 8.2
September 11th incurred losses and loss expenses by segment

		Retrocessional
		Reinsurance
(USD million)	Gross losses	recoveries	Net losses

Standard Property & Casualty Reinsurance	159.8	112.4	47.4
Specialty Lines	299.2	127.6	171.6
Life & Health Reinsurance	28.3	16.3	12.0

Total	487.3	256.3	231.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Included in the reinsurance recoveries above are USD 23.4 million due from ZFS and subsidiaries.
Certain arrangements with ZFS as described herein provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG and Converium Rückversicherung (Deutschland) AG above the initial loss amounts recorded of USD 231.0 million, net of retrocessional reinsurance recoveries.
Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 16) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to USD 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the USD 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of ZFS, retain losses in excess of the limit, ZFS will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the USD 220.0 million limit.
ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of USD 11.0 million, net of retrocessional reinsurance recoveries.
Asbestos and environmental exposures
As of December 31, 2006 and 2005, Converium had reserves for environmental impairment liability and asbestos-related claims of USD 49.2 million, respectively, for each year. Converium’s survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.8 years at December 31, 2006 and 14.1 years at December 31, 2005.
9. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.1 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
The following types of Guaranteed Minimum Death Benefits are covered:
–	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.
–	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.
–	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).
–	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).
–	Combinations of the above.
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
As of December 31, 2006, the following values were estimated as described above:
Table 9.1

					Gross
(USD million)			Account		SOP 03-1
Guarantee type	Average age	GMDB	value	NAR	Reserve

Ratchet	67.4	1,520.4	1,398.1	193.3	26.3
Rollup	72.3	497.8	357.2	145.5	28.0
Rollup & ratchet	67.9	17.7	14.6	4.6	0.6
Return of premium	64.2	16.1	19.0	1.0	0.1
Reset	61.3	231.4	280.1	7.7	1.2
Reset & return of premium	63.1	95.9	112.4	1.8	0.3

Total	69.2	2,379.3	2,181.4	353.9	56.5

The table below shows the cash flow and claim reserves balances for the periods shown:
Table 9.2

(USD million)
Year ended December 31	2006	2005	2004

Received reinsurance premium, net of commission and brokerage	4.0	3.3	5.1
Paid losses	10.4	12.1	13.3

As of December 31	2006	2005

Claim reserves (including case reserves and IBNR)	4.0	5.4
10. Retrocessional reinsurance and catastrophe protection
Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2006 and 2005, Converium held USD 210.4 million and USD 470.6 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and /or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2006 recoverables, including insurance and reinsurance balances receivable, from subsidiaries of ZFS totaled USD 12.5 million, or 0.7% of shareholders’ equity. There were no recoverables from any retrocessionaire that exceeded 10% of shareholders’ equity as at December 31, 2006 or 2005. Bad debt provisions of USD 11.3 million have been recorded for estimated uncollectible premiums receivable and reinsurance recoverables at December 31, 2006, compared with USD 28.1 million at December 31, 2005.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
National Indemnity Cover
In 2004, Converium acquired a retroactive high level stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group. This contract provided excess of loss coverage protecting Converium AG and our North American operations against potential adverse reserve development on the underwriting years 1987 through 2003. In preparation for the sale of our North American operations and after a review of coverage requirements in December 2006, it was decided to commute this contract. This released USD 131.8 million of cash to Converium and due to a timing discount resulted in a charge of USD 11.5 million both of which were incurred 63% for Converium AG and 37% for our former North American operations.
Table 10.1
Underwriting reserves and reserves for unearned premium

(USD million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2006	2005	2006	2005	2006	2005

Non-life loss reserves	6,348.6	7,568.9	604.9	761.0	5,743.7	6,807.9
Future life benefits	510.7	405.6	42.3	44.1	468.4	361.5
Total loss reserves	6,859.3	7,974.5	647.2	805.1	6,212.1	7,169.4
Unearned premiums	682.3	610.8	31.1	37.8	651.2	573.0
Table 10.2
Net premiums written and earned

(USD million)	Net premiums written			Net premiums earned
Year ended December 31	2006	2005	2004	2006	2005	2004
Direct premiums	520.8	497.3	476.4	486.3	544.2	494.6
Assumed premiums	1,460.1	1,457.7	3,015.8	1,465.4	1,895.2	2,896.1
Ceded premiums	–128.9	–171.9	–236.3	–140.0	–184.6	–292.2
Total	1,852.0	1,783.1	3,255.9	1,811.7	2,254.8	3,098.5
Table 10.3
Benefits, losses and expenses

(USD million)
Year ended December 31	2006	2005	2004
Losses, loss expenses and life benefits
Direct	-427.0	-451.5	-419.2
Assumed	-837.7	-1,432.4	-2,110.4
Ceded	76.9	163.8	134.6

Total	–1,187.8	–1,720.1	–2,395.0

Acquisition costs
Direct	-81.1	-71.4	-45.5
Assumed	-405.5	-477.6	-753.7
Ceded	4.5	11.6	45.3

Total	–482.1	–537.4	–753.9

Catastrophe protection
On June 15, 2004, Converium AG announced the successful private placement of USD 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter-party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.
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
Converium exercised its right to reset the notional portfolio by notice on April 24, 2006 with an effective date of June 30, 2006 to realign the notional portfolio with Converium’s anticipated portfolio for the remaining three year term of the contract.
The Helix 04 contract is first triggered when notional losses reach USD 154.8 million (USD 150.0 million before reset). The second trigger is hit when notional losses reach USD 176.2 million (USD 175.0 million before reset). It then pays out according to a sliding scale of notional losses up to USD 276.2 million (USD 275.0 million before reset). The amount of losses that must be incurred before coverage applies relates to the type of loss event (e.g. earthquake, hurricane or windstorm).
Converium estimates its gross loss for each of the 2006 catastrophe events to be significantly less than the Helix 04 activation threshold of USD 154.8 million for each such event, and therefore; Converium will not file a trigger event request in respect of these losses.
The annual cost of Helix 04 to Converium is USD 6.1 million for the year ended December 31, 2006. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is not treated as reinsurance and accordingly the charge is reflected through other income (loss) although the cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.
11. Debt
In December 2002, Converium Finance S.A. issued USD 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by both Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15. As of December 31, 2006, the carrying value of the Guaranteed Subordinated Notes was USD 194.1 million. The first call date is December 24, 2007.
Converium Holdings (North America) Inc. assumed USD 200.0 million principal amount of non-convertible, unsecured, unsub-ordinated Senior Notes (“the Senior Notes”) originally issued during October 1993 with a maturity date of October 15, 2023 and bearing an interest rate of 7.125%. The semi-annual interest payments were funded by Converium AG due to dividend restrictions of Converium Reinsurance (North America) Inc. The Senior Note was transferred to the National Indemnity company upon the sale of the North American operations (see Note 2).
Debt issuance costs and discounts were USD 5.9 million and USD 6.2 million at December 31, 2006 and 2005, respectively. Such costs are being amortized over the term of the related debt.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
12. Income taxes
Table 12.1 below illustrates the current and deferred income tax expense (benefit) for Converium.
Table 12.1
Current and deferred income tax expense (benefit)

(USD million)
Year ended December 31	2006	2005	2004

Current
Switzerland	3.1	–1.1	–1.8
Non-Switzerland	7.2	13.1	13.0

Total current	10.3	12.0	11.2

Deferred
Switzerland	0.6	0.1	–20.1
Non-Switzerland	29.6	4.0	4.3

Total deferred	30.2	4.1	–15.8

Total income tax expense (benefit)	40.5	16.1	–4.6

Table 12.2 below provides a summary of items accounting for the difference between the Swiss federal income tax expense (benefit) computed at the statutory rate and the provision for income taxes reported in the consolidated financial statements. The statutory tax rate reflects the Swiss income tax rate for Converium AG before any income allocation to its branches.
Table 12.2
Expected and actual income tax expense (benefit)

(USD million)
Year ended December 31	2006	2005	2004

Income from continuing operations before tax	255.5	50.2	21.0
Statutory average tax rate	21.4%	21.4%	21.4%
Expected income tax expense (benefit)	54.7	10.7	4.5
Increase (reduction) in taxes resulting from:
Change in valuation allowance	–49.4	0.6	137.3
Foreign tax-rate differential	13.3	21.0	–150.0
Tax exempt realized gains (losses) from equity securities	–1.5	–5.2	–3.3
Changes in applicable tax rate	—	—	1.2
Prior year adjustments	3.1	–2.7	3.0
Change in net operating loss	—	—	–6.0
Hedge agreement (permanent difference due to ruling with tax authorities)	4.8	–6.1	–2.3
Forgiveness of debt	12.3	—	—
Other reconciling items	3.2	–2.2	11.0
Actual income tax expense (benefit)	40.5	16.1	–4.6
Effective tax rate	15.9%	32.1%	–21.9%
For the year ended December 31, 2006, Converium’s consolidated income tax expense of USD 40.5 million is comprised of USD 10.3 million of current income tax expense and USD 30.2 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain other affiliates, no deferred income tax expense has been reported for these entities.
Due to the reorganization of the Company the profit allocation from Switzerland to Bermuda had to be reduced. This change resulted in an increase of net deferred tax assets and the valuation allowance on net deferred tax assets respectively. Both developments have been presented in the table prior as changes in applicable tax rate and change in valuation allowance. In addition to the described development, the change in valuation allowance was impacted by movements in temporary differences and net operating losses in all jurisdictions.
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an expense of USD 126.1 million related to the establishment of a valuation allowance against the net deferred tax assets at Converium AG. The effect was partially offset by an increase in deferred tax assets due to additional net operating losses related to the impairment of the carrying value of Converium AG’s participation in the former North American operations and general reserve strengthening.
As of December 31, 2006, Converium had total net operating losses carried forward of USD 1,040.5 million available to offset future taxable income of certain branches and subsidiaries. All of these net operating losses carried forward relate to Converium Rückversicherung (Deutschland) AG and Converium AG. Converium AG’s net operating losses expire in the years 2011 through 2013. The benefits of these carry-forwards are dependent on the generation of taxable income in those jurisdictions in which they arose and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carry-forwards will not be utilized.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets at each reporting period. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.
Converium’s deferred income tax assets and liabilities are reflected in table 12.3 below:
Table 12.3
Deferred income taxes

(USD million)
As of December 31, 2006	2006	2005

Deferred income tax assets
Loss reserve discount	3.1	3.4
Other technical adjustments	8.6	27.0
Accruals not currently deductible	14.2	0.7
Loss and benefits reserves	8.9	23.2
Net operating loss carryforwards	235.3	219.7
Goodwill	—	4.9
Investments	12.5	—
Unrealized currency losses	17.6	33.1
Other	0.1	7.3

Total deferred income tax assets	300.3	319.3

Valuation allowance	–120.2	–157.0
Net deferred income tax assets	180.1	162.3

Deferred income tax liabilities
Equalization reserves	89.2	59.4
Deferred policy acquisition costs	53.1	38.6
Unrealized appreciation of investments	24.3	35.1
Unrealized currency gains	45.1	10.7
Investments	—	8.8
Other technical adjustments	—	10.5
Other	9.3	6.3

Total deferred income tax liabilities	221.0	169.4

Net deferred income taxes as of December 31	–40.9	–7.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Included in the change in valuation allowance as of December 31, 2006 is a decrease of USD 8.8 million as a result of the fluctuation in foreign currency rates.
The current net income tax payable as of December 31, 2006 was USD 7.3 million. The current net income tax payable as of December 31, 2005 was USD 9.1 million as compared with a current net income tax receivable of USD 1.0 million at December 31, 2004.
13. Employee benefits
Personnel costs incurred for 2006, 2005 and 2004 were USD 82.8 million, USD 89.9 million and USD 87.4 million, respectively. The 2005 and 2004 amount includes costs related to the retention plans rolled out in September 2004 (see Note 14).
Defined benefit pension plans
Converium has defined benefit plans for its European employees. The employees of the North American operations which were sold in December 2006 participated in defined contribution plans which provided benefits equal solely to contributions paid plus investment returns. As at December 31, 2006 Converium no longer has defined contribution plans.
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
The overall goal of the plan is to maximize total investment returns to provide sufficient funding for present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains primarily a diversified blend of equity and fixed income investments together with other asset classes, including real estate which are used to enhance long-term returns, while improving portfolio diversification. Investment risk is measured and monitored on a regular basis.
The assumptions about long-term rates of return on plan assets are based on the historical difference in performance between equities and government bonds. Historical markets are studied and long-term historical relationships between equities and fixed income securities are observed, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical performance reviews are conducted as part of this process. See Table 13.7 for more information on the asset allocation mix in respect of the years ended December 31, 2006 and 2005.
The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 4.2 million (USD 3.4 million) in 2006 and CHF 6.3 million (USD 5.1 million) in 2005.
In addition, Converium’s German operations Converium Rückversicherung (Deutschland) AG have a defined benefit scheme which is fully unfunded in accordance with German statutory law.
Converium uses a December 31 measurement date for all of its defined benefit plans.
Based on the funded status of defined benefit and other post retirement benefit plans as of December 31, 2006, the Company reported an increase in pension liability of USD 6.6 million, a reduction in other comprehensive income, net of tax of USD 4.9 million and a decrease of deferred income taxes of USD 1.7 million.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or pre-finance their pension benefits reductions in case of early retirement.
The principal actuarial weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004 are as follows:
Table 13.1
Weighted average assumptions

	2006	2005	2004

Discount rate	3.26%	3.02%	3.46%
Expected long-term rate of return on assets	5.00%	5.50%	5.50%
Future salary increases	2.00%	2.00%	2.00%
Future pension increases	0.70%	0.65%	0.89%
The amounts recognized in the balance sheet were as follows:
Table 13.2

(USD million)	2006	2005	2004

Change in projected benefit obligation
Projected benefit obligation as of January 1	89.0	109.4	80.3
Service cost	7.3	7.3	7.4
Interest cost	2.8	3.1	3.2
Settlements/curtailments	—	–19.7	—
Actuarial losses (gains)	–4.6	5.2	10.1
Benefits paid	–1.7	–2.3	–0.9
Foreign currency translation effects	7.2	–14.0	9.3
Projected benefit obligation as of December 31	100.0	89.0	109.4

Change in fair value of plan assets
Fair value of plan assets as of January 1	55.5	68.2	50.6
Actual return on plan assets	2.0	4.4	2.5
Employee contributions	2.4	2.6	3.1
Employer contributions	3.8	5.6	7.1
Settlements/curtailments	—	–13.8	—
Benefits paid	–1.7	–2.3	–0.9
Foreign currency translation effects	4.7	–9.2	5.8
Fair value of plan assets as of December 31	66.7	55.5	68.2

Reconciliation of funded status
Projected benefit obligation	100.0	89.0	109.4
Fair value of plan assets as of December 31	66.7	55.5	68.2
Funded status	–33.3	–33.5	–41.2

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Table 13.3

(USD million)	2006	2005	2004

Amounts recognized in the consolidated balance sheets
Accrued benefit liability	–33.3	–26.3	–31.7

Amounts recognized in Accumulated Other Comprehensive Income (AOCI)
Actuarial loss(gain)	9.0	—	—
Past service cost	–0.8	—	—
Additional minimum pension liability	—	3.8	7.7

Total pension asset/liability recognized	8.2	3.8	7.7

Assets/liabilities recognized in the consolidated balance sheets
Current liabilities	–0.6
Non-current liabilities	–32.7

Total assets/liabilities recognized	–33.3

At December 31, 2006, 2005 and 2004 the accumulated benefit obligation with respect to all of the Company’s defined benefit plans is USD 91.4 million, USD 82.4 million and USD 100.7 million, respectively.
Service costs include participant contributions of USD 2.4 million, USD 2.6 million and USD 3.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.
The net periodic benefit expense in the income statement consists of the following components:
Table 13.4
Net periodic benefit expense

(USD million)
Year ended December 31	2006	2005	2004

Service cost	7.3	7.3	7.4
Interest cost	2.8	3.1	3.2
Expected return on plan assets	–3.0	–3.6	–3.1
Employee contributions	–2.4	–2.6	–3.1
Amortization of transition obligation	—	—	—
Amortization of actuarial (gains) losses	0.2	0.7	—
Amortization of past service cost	–0.2	–0.2	–0.2
Loss on settlements/curtailments	—	2.2	—
Net periodic benefit expense	4.7	6.9	4.2
The movement in the accrued benefit liability was as follows:
Table 13.5
Accrued benefit liability

(USD million)
As of December 31	2006	2005	2004

Balance at January 1	–26.3	–31.7	–26.0
Current year expense	–4.7	–6.9	–4.2
Contributions paid	3.8	5.6	7.1
Change in additional liabilities	–4.1	2.8	–6.5
Foreign currency translation effects	–2.0	3.9	–2.1
Balance at December 31	–33.3	–26.3	–31.7

The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2006 was as follows:
Table 13.6
Expected future cash flows

(USD million)

Employer contributions
2007 (estimate)	4.9
Expected future benefit payments
2007	3.7
2008	3.8
2009	3.8
2010	3.9
2011	3.9
2012–2016	21.6
The weighted average assets allocation of funded defined benefit plans at December 31, 2006 was as follows:
Table 13.7
Weighted average assets allocation of defined benefit plans

Year ended December 31	Long-term target	2006	2005

Equity securities	19%–33%	32%	24%
Debt securities	46%–70%	51%	55%
Real estate	14%–20%	16%	17%
Cash and other investments	0%–8%	1%	4%

Total		100%	100%

The following table summarizes the effect of required changes in the additional minimum pension liabilities (“AML”) as of December 31, 2006, prior to adoption of FAS 158 as well as the impact of the initial adoption of FAS 158.
Table 13.8
Initial adoption impact of SFAS 158

	Pre-FAS 158 with	Adjustment to	Post AML and FAS
(USD million)	AML adjustments	initially apply FAS 158	158 Adjustments

Other liabilities	–26.7	–6.6	–33.3
Accumulated other comprehensive income	1.6	6.6	8.2
Accumulated other comprehensive income, net of tax	1.0	4.9	5.9
14. Share compensation and incentive plans
Converium has various incentive- and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.
(a) Cash-based incentive plans
Converium operates a short-term incentive program (“Annual Incentive Plan” or “AIP”) for all employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2006, 2005 and 2004 in connection with these plans was USD 8.7 million, USD 12.1 million and USD 0.9 million, respectively.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Employee retention plan
In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations and the orderly run-off of its formerly owned North American operations. The total cost of the program was USD 28.8 million, over a three year period with the last installment paid in January 2006. The continuing operations portion was USD 7.1 million and USD 11.6 million for 2005 and 2004, respectively. Included in the results for discontinued operations for 2006 is an accrual of USD 0.8 million for payments to certain North American employees following the finalization of the sale of the North American operations in December 2006. No further amounts are expected to arise.
(b) Share-based incentive plans
Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Nomination and Remuneration Committee of the Board of Directors. The most significant of these are described in the following plans.
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
Table 14.1 summarizes the status of Converium’s share plans for 2006, 2005 and 2004.
Table 14.1
Status of unvested shares

	2006	2005	2004

Unvested shares at beginning of year	427,376	457,182	160,859
Shares granted	385,827	262,158	438,795
Shares vested	–216,104	–220,109	–30,288
Shares forfeited	–68,637	–71,855	–112,185
Unvested shares at end of year	528,462	427,376	457,181
The total fair value of shares vested during the years ended December 31, 2006 and 2005, was USD 2.6 million and USD 2.8 million, respectively.
Long-Term Incentive Plan (LTIP)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years.
(c) Option-based incentive plans
Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant. Due to the sale of the North American operations as of December 13, 2006, un-vested grants for active North American employees forfeited as of the sale date. Any unexercised options will forfeit as of March 13, 2007.
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
Table 14.2 summarizes the status of Converium’s outstanding stock options for 2006, 2005 and 2004.

Table 14.2
Outstanding stock options

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	2,607,792	CHF 14.95	2,359,954	CHF 45.88	1,728,744	CHF 71.17
Granted	786,495	15.38	760,325	12.87	1,238,640	17.75
Exercised	–541,296	10.31	–123,637	9.59	–39,806	68.64
Forfeited	–409,539	19.63	–388,850	14.59	–567,624	59.90
Outstanding at end of year	2,443,452	14.71	2,607,792	14.95	2,359,954	45.88
Options exercisable at end of year	1,432,933	15.40	1,709,400	16.73	1,311,491	61.38
On December 31, 2006, the aggregate intrinsic value of the options outstanding and options exercisable was USD 5.9 million and USD 3.5 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was USD 2.4 million and USD 0.4 million, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Scholes-Merton option pricing model. The expected dividend yield reflects Converium’s long-term dividend policy. Expected volatilities are based on implied volatilities from publicly traded options on Converium shares. The expected life of the options is based on the longest vesting period of the grants made. The risk-free rate for periods within the contractual life of the option is based on Swiss franc interest rates of Swiss Government bonds at the time of grant.
Table 14.3 shows the weighted average assumptions for employee options with an exercise price equal to the market price of the stock on the grant date.
Table 14.3
Weighted average

	2006	2005	2004

Risk-free rate	2.44%	2.21%	2.11%
Expected life	3 years	3 years	3 years
Expected volatility	28.66%	31.08%	31.79%
Dividend yield	1.50%	1.50%	2.05%
Fair value of options granted	USD 2.48	USD 3.19	USD 3.33
Table 14.4 shows the weighted average assumptions for Board of Director options whose exercise price is less than the market price of the stock on the grant date.
Table 14.4
Weighted average

	2006	2005	2004

Risk-free rate	2.50%	n/a	n/a
Expected life	3 years	n/a	n/a
Expected volatility	28.00%	n/a	n/a
Dividend yield	1.50%	n/a	n/a
Fair value of options granted	USD 4.19	n/a	n/a

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Table 14.5 shows the weighted average assumptions for Board of Director options with an exercise price higher than the market price of the stock on the grant date.
Table 14.5
Weighted average

	2006	2005	2004

Risk-free rate	n/a	2.00%	1.17%
Expected life	n/a	3 years	3 years
Expected volatility	n/a	32.00%	21.84%
Dividend yield	n/a	1.50%	2.21%
Fair value of options granted	n/a	USD 0.10	USD 9.65
Table 14.6 summarizes information about stock options outstanding at December 31, 2006:
Table 14.6
Weighted average of options outstanding/exercisable

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
Range of	Number	average remaining	average	Number	average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

CHF 8.64 –13.94	1,116,708	8.23	CHF 11.36	676,105	CHF 11.40
CHF 14.80 –18.60	1,151,946	8.56	CHF 16.00	582,030	CHF 16.37
CHF 26.50 –33.22	174,798	4.54	CHF 27.61	174,798	CHF 27.61
CHF 8.64 –33.22	2,443,452	8.12	CHF 14.71	1,432,933	CHF 15.40
(d) Compensation expense
The compensation expense charged to income under the share-based incentive plans was USD 4.2 million, USD 5.0 million and USD 5.7 million in 2006, 2005 and 2004, respectively. As of December 31, 2006, there was USD 4.9 million of total unrecognized compensation cost related to non-vested shares and options; that cost is expected to be recognized over a period of 1.3 years.
(e) Cash used / received
Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006 and 2005 was USD 4.5 million and USD 0.9 million, respectively. In order to fulfill its obligations under the various employee share plans Converium has repurchased shares on the open market. In 2007, Converium plans to continue repurchasing its own shares on the open market with an expected number between 500,000 and 700,000 shares. Cash used for this activity in years ended December 31, 2006, 2005 and 2004 amounts to USD 16.7 million, USD 1.5 million, and USD 6.5 million, respectively.
15. Shareholders’ equity
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
At the Annual General Meeting on April 11, 2006 the shareholders resolved to extend the authority of the Board of Directors to increase the share capital until April 11, 2008.
At December 31, 2006, no shares were issued from the authorized share capital.
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
At December 31, 2006, no shares were issued from the contingent share capital.
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
As of December 31, 2006, Converium Holding AG had 146,689,462 registered shares with a nominal value of CHF 5 each issued. Based on Swiss company law, Converium Holding AG is entitled to reduce the nominal value of its registered shares down to CHF 0.01 by a respective payment per share to its shareholders. Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).
In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current years’ surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current years’ surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board establishes the annual accounts and proposes on the distribution of the profits. The shareholders meeting (AGM) decides on this proposal.
16. Transactions with Zurich Financial Services
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
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
Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. In case the Funds Withheld Asset is not sufficient to cover the respective liabilities under the Funds Withheld Quota Share Retrocession Agreement with ZFS, Converium would have to meet those liabilities. Any surplus or any additional cash flows will be recorded in the financial statements in the period when realized. Any additional liabilities will be recorded in the financial statements when probable and reasonably estimatable. Additionally, ZFS has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to the termination of the agreement.
On December 23, 2005, an Amendment was agreed by the parties to the Quota Share Retrocession Agreements by way of which Section 7.01 – FW Cash Calls – was amended, with immediate effect, to provide, that Converium has the right, by giving sixty days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving sixty days prior written notice, to ask for the residual balance of the funds withheld account falling below USD 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to USD 200.0 million.
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
The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG or Converium Holding AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.
See Notes 6, 8, 17 and 20 for other transactions with ZFS and Note 25 for additional information.
17. Related party transactions
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
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from RSA increasing its overall stake to 30.1%.
For the 2006, 2005 and 2004 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM. Gross premiums assumed through the pools managed by GAUM were USD 230.8 million, USD 206.2 million and USD 289.0 million for 2006, 2005 and 2004 respectively.
In the light of changing business circumstances associated with Converium’s S & P rating downgrade in the third quarter of 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements initially extended to September 30, 2005, however Converium has subsequently entered into a further series of fronting agreements with National Indemnity Company and Munich Re under similar terms and conditions which ensured Converium’s continued participation in the pool of GAUM through December 31, 2006. Converium also entered into a further agreement to extend the fronting agreement with the two counterparties until December 31, 2007 in respect of United States and Canadian sourced business and until June 30, 2007 in respect of business sourced from the rest of the world.
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
At December 31, 2006 and December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 23.4 million) and GBP 13.2 million (USD 23.6 million).
See Note 7 for additional information on GAUM goodwill and intangible assets.
At December 31, 2006 and December 31, 2005 Converium had an outstanding shareholder loan to GAUM of GBP 15.2 million (USD 29.8 million) and GBP 15.2 million (USD 26.1 million) at the respective balance sheet dates.
MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were USD 187.6 million, USD 178.6 million and USD 170.9 million for 2006, 2005 and 2004, respectively.
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. See Note 7 for additional information on MDU.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a price concession, starting in 2010 and annually thereafter based upon a predetermined formula under which a price concession, which will be equal to 50% of the amount by which the present value profit, of a particular underwriting year, as calculated 10 years after that underwriting year has expired, exceeds a pre-agreed target expected present value profit. Converium has recognized a charge of USD 7.7 million and USD 9.0 million for 2006 and 2005 respectively in other (loss) income reflect-ing the current view of how the Company will settle this obligation.
At December 31, 2006 and December 31, 2005, the balance sheet obligation included in other liabilities was USD 16.7 million and USD 9.0 million respectively.
See Note 25 for additional information.
18. Supplemental cash flow disclosures
Table 18.1
Supplemental cash flow disclosures

(USD million)
Year ended December 31	2006	2005	2004

Income taxes paid	13.2	6.2	9.7
Interest expense paid	–16.7	–17.2	–18.7

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
19. Fair value of financial instruments
The methods and assumptions used by Converium in estimating the fair value of financial instruments are:
–	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

–	Equity securities: fair values are based on quoted market prices.

–	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

–	Other investments: for which quoted market prices are not readily available are not fair valued or are not significant to Converium.

–	Cash and short-term investments: carrying amounts approximate fair value.

–	Debt: fair values are generally based upon quoted market prices.
Table 19.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2006 and 2005.
Table 19.1
Fair value of financial instruments

	Total	Total	Total	Total
(USD million)	fair value	carrying value	fair value	carrying value
As of December 31	2006	2006	2005	2005

Fixed maturities	3,821.8	3,840.8	4,948.6	4,963.4
Equity securities	734.7	734.7	362.6	362.6
Other investments (excluding direct real estate)	173.3	173.3	108.5	108.5
Short-term investments	44.9	44.9	35.1	35.1
Funds Withheld Asset	940.7	940.7	1,020.1	1,020.1
Cash and cash equivalents	633.1	633.1	647.3	647.3
Debt	–202.9	–194.1	–377.0	–391.2
20. Commitments and contingencies
Letters of credit
As of December 31, 2006, Converium had total letters of credit outstanding of USD 1,974.5 million, which included USD 1,898.0 million secured and USD 76.5 million unsecured.
Table 20.1
Letters of credit

	Date of				Assets
(USD million)	agreement	Duration	Capacity	Utilized	pledged

Syndicated Letter of Credit Facility	Nov 29, 2004	3 years	1,600.0	1,053.2	1,074.7
Bilateral letters of credit	various	various	1,120.0	844.8	898.8
Unsecured letters of credit	Aug 11, 2006	1 year	250.0	76.5	—

Total letters of credit			2,970.0	1,974.5	1,973.5

Other pledges:
Deposit account for cedents					282.5
Internal trust					486.6

Total other pledges					769.1

There are financial covenants attached to the syndicated letter of credit facility including restrictions on total borrowing up to 35% of tangible net worth (shareholders’ equity less goodwill) and tangible net worth must remain greater than USD 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 0.50%.
On August 11, 2006, Converium has secured an uncollateralized USD 250.0 million letter of credit facility from a leading European banking group, at market conditions. It will be primarily used to support third party claims related to the underwriting business. As of December 31, 2006, the total outstanding letter of credit under this facility was USD 76.5 million.
As of December 31, 2006, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of USD 5,457.7 million. Of this total, USD 1,973.5 million was pledged as collateral relating to outstanding letters of credit.
Operating leases
Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled USD 10.6 million, USD 10.3 million and USD 11.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Table 20.2 lists minimum future payments under operating leases with terms in excess of one year.
Table 20.2
Minimum future payments under operating leases

Rental
(USD million)	payments

2007	10.1
2008	10.0
2009	8.8
2010	8.3
2011	7.8
2012 and thereafter	—

Total	45.0

Converium AG leases office space from ZFS. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.
Converium Rückversicherung (Deutschland) AG leases office space from Oppenheim Immobilien Kapitalanlagegesellschaft mbH (Zürich Lebensversicherung Aktiengesellschaft (Deutschland) before the sale of the building). The lease term is for a period of ten years ending in 2008, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.
Parental Guarantees
In August of 2004, in order to retain certain US business, Converium AG endorsed for a number of selected cedents of Converium Reinsurance (North America) Inc. a parental guarantee with an option to novate business written for the 2003 and 2004 underwriting years. Some of these options to novate the business to Converium AG’s balance sheet were executed in the fourth quarter 2004. The remaining cedents did not execute the option and the business remained on Converium Reinsurance (North America) Inc.’s balance sheet. Due to the disposal of Converium’s North American operations to National Indemnity Company, Converium AG as the guarantor received from National Indemnity Company full indemnification of the potential outstanding liabilities. As of December 31, 2006, 2005 and 2004 these liabilities were USD 146.1 million, USD 95.7 million and USD 121.4 million, respectively.
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

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rück-versicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an USD 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany obtained a letter of credit of USD 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. The arbitration panel since has rendered a final award in favor of Converium Germany. On May 9, 2006 (and later amended twice), Canada Life brought an action against the umpire of the arbitration panel and Converium Germany in the Ontario, Canada Superior Court of Justice seeking to set aside the final award. Canada Life alleges that the umpire was biased and unable to perform his duties. Canada Life also filed a Verified Petition against Converium Germany in the United States District Court of the District of New Jersey seeking, among other relief, to vacate the final award. Converium Germany recently filed a motion to dismiss the New Jersey action. On December 31, 2006 the letter of credit expired. The trial in the Canadian proceeding is scheduled to commence in September 2007.
Converium Germany disagrees with the factual and legal arguments of both lawsuits and contends that the final award is valid and binding. However, due to the uncertainties inherent in proceedings of this nature, Converium was unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from these lawsuits.
Converium Germany has fully reserved this claim. However, arrangements entered into with ZFS provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to Converium by ZFS in conjunction with Converium’s Initial Public Offering.
Review of certain of Converium’s reinsurance transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to Converium Reinsurance (North America) Inc. (CRNA), one of our former North American subsidiaries, by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 have also been restated. For further information regarding these accounting adjustments, please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements for additional information on the Restatement). Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and has shared the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004, that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1996 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No. 04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York (the “Rubin Action”). The Rubin Action was removed to the United States District Court for the Southern District of New York. Rubin moved to remand his action to state court.
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
The Complaint names as defendants the Company; former directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2001, through September 2, 2004 because the Company did not establish adequate loss reserves to cover claims by policyholders; that the Company’s announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, the Company’s earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001, through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint.
On April 21, 2006, plaintiffs moved for leave of Court to file a proposed Consolidated Second Amended Class Action Complaint, to amend their Complaint to add, among other things, Securities Act claims based on Converium’s March 1, 2006, restatement of its financial accounts from 1998 through 2005.
On November 16, 2006, the Court consolidated all of the actions, including the Rubin action. On November 27, 2006, Rubin’s motion to remand his action to state court was withdrawn. On December 1, 2006, Plaintiffs submitted a proposed Consolidated Second Amended Class Action Complaint as a substitute for the previously proposed Second Amended Class Action Complaint, which made certain changes to the previously proposed Consolidated Second Amended Class Action Complaint.
On December 28, 2006, the Court issued an Opinion and Order granting in part and denying in part defendants’ motions to dismiss the Complaint. The Court dismissed the claims against all defendants alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933 as well as claims asserting violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based upon allegations that the Company misrepresented and omitted material information in its December 11, 2001, initial public offering prospectus and registration statement. The Court denied the motion to dismiss those claims against the Company and

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
three of its former officers alleging that those defendants violated Section 10(b) and Section 20(a) of the Exchange Act by misrepresenting and omitting material information in various public disclosures following the Company’s initial public offering. Also on December 28, 2006, the Court denied plaintiffs’ motion to amend their complaint. The Court further ordered that the parties who remain in the actions, including the Company, engage in settlement discussions before a Magistrate Judge. A settlement conference took place before a Magistrate Judge on February 15, 2007 but did not result in a settlement.
On January 12, 2007, plaintiffs filed a motion for reconsideration of the Court’s December 28, 2006 order. The defendants filed an opposition to that motion on February 5, 2007, and plaintiffs filed a reply brief in further support of their motion on February 20, 2007. On April 9, 2007, the Court granted Plaintiffs’ motion for reconsideration in part and denied it in part. The Court granted Plaintiffs’ motion to reconsider its dismissal of Exchange Act claims arising out of the initial public offering. The Court indicated that it will address the other arguments Defendants made to support dismissal of those claims in a forthcoming opinion. The Court denied Plaintiffs’ motion to reconsider the dismissal of the Securities Act claims, as well as denial of their motion to file a Consolidated Second Amended Class Action Complaint.
The consolidated actions are in the discovery phases; thus, the timing and outcome of these matters are not currently predictable. The costs of defending the class action may have a material impact on our operating results in future reporting periods and an unfavorable outcome could have a materially adverse effect on the Company’s financial condition, results of operations and cash flows.
Business Insurance Sector Inquiry by European Commission
Converium Rückversicherung (Deutschland) AG was selected by the European Commission as part of a sample of reinsurers for the purpose of a sector inquiry. The information request by the European Commission relates to business insurance, including reinsurance aspects, in the 25 member states of the European Union. The purpose of the inquiry is to determine whether competition in the business insurance sector works well.
21. Regulation
As a result of the developments in the latter part of 2004, various regulatory actions have occurred, the most significant of which are set forth below:
Switzerland
Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatver-sicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartment) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of December 17, 2004 (Versicherungsaufsichtsgesetz) (“ISA”). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law. On January 1, 2006 a completely revised ISA together with an Implementing Ordinance entered into force. The main changes are an amended definition of solvency (Art. 9) which includes consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the FOPI and an increased transparency and consumer protection. The most important new feature is the introduction of the Swiss Solvency Test (“SST”), a risk-based capital model which preempts the forthcoming changes in the EU based upon the EU Solvency II Directive. Insurance undertakings are allowed to use their internal models if they comply with certain conditions of a qualitative, quantitative and organizational nature defined and accepted by the FOPI.
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
In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following inter-group transactions: inter-group loans and capital increases to subsidiaries exceeding USD 100.0 million; guarantees exceeding USD 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding USD 25.0 million, dividends to Converium Holding AG and all inter-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the inter-group transactions exceeding the thresholds could not be executed, which may in turn have an impact on the funding in conjunction with inter-group transactions.
Germany
On November 16, 2005, the European parliament adopted new European Union (“EU”) reinsurance guidance, which has to be transferred into national law by the end of 2007. This guidance basically deals with items such as solvency requirements, jurisdiction of the supervisory authorities within the EU, European passports for reinsurers, licenses and financial reinsurance.
Many of those items have already been implemented in Germany, foremost into the newly released German Insurance Supervision Act as of January 1, 2005. This law now includes solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail. The remaining items have been prepared for a white paper, which is expected to pass the German parliament in spring 2007 and to be released by end of 2007.
In addition, extensive work has been initiated by the local German supervisory authority and the German insurance association in order to prepare for a risk based solvency system

(Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009. There are some ambitious efforts to try to harmonize those requirements with the non-EU country Switzerland, which is preparing the Swiss Solvency Test (SST) in parallel.
22. Consolidated entities
A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

		% of equity
	Country of incorporation	shares held	Currency	Share capital

Converium AG	Switzerland/Zurich	100	CHF	400,000,000
Converium IP Management AG	Switzerland/Zurich	100	CHF	100,000
Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627
Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101
Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000
Converium London Management Ltd	United Kingdom/London	100	GBP	1,000
Converium Underwriting Ltd	United Kingdom/London	100	GBP	2
Converium Finance S.A.	Luxembourg/Luxembourg	100	EUR	31,000
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton	100	USD	12,000
23. Earnings (loss) per share
Converium Holding AG purchased 1,340,000 shares and 200,000 shares during 2006 and 2005, respectively related to share-based compensation plans.
The following table shows the average shares outstanding and basic/diluted earnings per share:
Table 23.1

(in USD million, except per share information)
For the years ended December 31	2006	2005	2004

Income (loss) from continuing operations	215.0	34.1	25.6
(Loss) income from discontinued operations	–157.9	34.6	–608.1

Average basic shares outstanding (millions)	146.2	146.4	63.4
Average diluted shares outstanding (millions)	148.5	148.4	64.1

Basic earnings (loss) per share:
from continuing operations	1.47	0.23	0.40
from discontinued operations	–1.08	0.24	–9.59

Total basic earnings (loss) per share	0.39	0.47	–9.19

Diluted earnings (loss) per share:
from continuing operations	1.45	0.23	0.40
from discontinued operations	–1.07	0.23	–9.49

Total diluted earnings (loss) per share	0.38	0.46	–9.09

Earnings (loss) per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004. The earnings (loss) per share calculation is based on an adjusted number of average shares outstanding.
Diluted earnings (loss) per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
24. Subsidiary issuer information
Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”) and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2006 and 2005 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2006. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly owned subsidiaries of the parent guarantor.
Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.
Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.
Condensed consolidating statements of income

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2006	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,436.1	—	415.9	—	1,852.0
Net premiums earned	—	1,398.4	—	413.3	—	1,811.7
Net investment income	12.8	213.9	13.5	49.1	–28.9	260.4
Net realized capital gains (losses)	—	16.1	—	2.8	—	18.9

Total revenues	12.8	1,628.4	13.5	465.2	–28.9	2,091.0

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	–773.0	—	–414.8	—	–1,187.8
Acquisition costs	—	–482.4	—	0.8	–0.5	–482.1
Other operating and administration expenses	–13.4	–103.8	–0.1	–31.3	—	–148.6
Other (loss) income	–10.0	–96.8	25.8	70.1	10.4	–0.5
Interest expense	–12.4	–0.4	–16.5	–6.2	18.8	–16.7
Restructuring costs	—	—	—	0.2	—	0.2

Total benefits, losses and expenses	–35.8	–1,456.4	9.2	–381.2	28.7	–1,835.5

(Loss) income before taxes	–23.0	172.0	22.7	84.0	–0.2	255.5
Income tax expense	—	–7.3	–0.1	–33.1	—	–40.5
(Loss) income from continuing operations	–23.0	164.7	22.6	50.9	–0.2	215.0
(Loss) income from discontinued operations	–190.8	32.9	—	—	—	–157.9
(Loss) income before equity in income (loss) of subsidiaries	–213.8	197.6	22.6	50.9	–0.2	57.1
Equity in income (loss) of subsidiaries	270.9	66.1	—	—	–337.0	—
Net income (loss)	57.1	263.7	22.6	50.9	–337.2	57.1

Consolidating balance sheets

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
As of December 31, 2006	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	2,750.2	14.1	1,076.5	—	3,840.8
Equity securities	—	578.9	—	155.8	—	734.7
Investment in subsidiaries	2,053.6	583.6	—	—	–2,637.2	—
Notes receivable	—	—	175.0	—	–175.0	—
Short-term and other investments	—	222.9	—	130.5	–104.3	249.1

Total investments	2,053.6	4,135.6	189.1	1,362.8	–2,916.5	4,824.6

Funds Withheld Asset	—	940.7	—	—	—	940.7

Total invested assets	2,053.6	5,076.3	189.1	1,362.8	–2,916.5	5,765.3

Other assets
Cash and cash equivalents	18.4	550.0	4.5	126.3	–66.1	633.1
Premiums receivable	—	638.8	—	550.1	–308.0	880.9
Reserves for unearned premiums, retro	—	12.7	—	266.1	–247.7	31.1
Reinsurance assets	—	449.9	—	1,527.8	–1,296.4	681.3
Other reinsurance receivable	—	—		1.9	–1.9	—
Funds held by reinsureds	—	1,550.0	—	1,053.3	–663.2	1,940.1
Deposit assets	—	—	—	2.5	—	2.5
Deferred policy acquisition costs	—	281.8	—	67.8	—	349.6
Deferred income taxes	—	1.4	—	4.2	—	5.6
Other assets	4.4	147.7	57.8	129.6	–106.0	233.5

Total assets	2,076.4	8,708.6	251.4	5,092.4	–5,605.8	10,523.0

Liabilities and equity
Liabilities
Reinsurance liabilities	—	5,359.0	—	2,974.3	–1,296.4	7,036.9
Reserves for unearned premiums, gross	—	559.7	—	370.3	–247.7	682.3
Other reinsurance liabilities	—	128.5	—	280.9	–305.7	103.7
Funds held under reinsurance contracts	—	224.5	—	606.1	–663.3	167.3
Deposit liabilities	—	239.3	—	10.9	—	250.2
Deferred Income taxes	—	1.1	—	45.4	—	46.5
Accrued expenses and other liabilities	76.0	227.5	0.9	167.7	–276.1	196.0
Notes payable	150.0	—	—	25.0	–175.0	—
Debt	—	—	194.1	—	—	194.1

Total liabilities	226.0	6,739.6	195.0	4,480.6	–2,964.2	8,677.0

Shareholders’ equity
Common stock and additional paid-in capital	1,849.6	1,873.8	—	478.7	–2,356.8	1,845.3
Unearned stock compensation	0.9	—	—	—	—	0.9
Total accumulated other comprehensive income (loss)	281.3	262.6	6.5	44.9	–314.1	281.2
Retained (deficit) earnings	–281.4	–167.4	49.9	88.2	29.3	–281.4

Total shareholders’ equity	1,850.4	1,969.0	56.4	611.8	–2.641.6	1,846.0

Total liabilities and shareholders’ equity	2,076.4	8,708.6	251.4	5,092.4	–5,605.8	10,523.0

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Condensed consolidating statements of cash flows

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2006	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash (used in) provided by operating activities	–9.3	–16.5	1.2	–262.6	366.4	79.2

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities available-for-sale	—	1,178.7	—	824.0	—	2,002.7
Purchases of fixed maturities available-for-sale	—	–1,047.9	—	–695.5	—	–1,743.4
Proceeds from sales of equity securities	—	48.6	—	111.5	—	160.1
Purchases of equity securities	—	–395.3	—	–56.2	—	–451.5
Net increase (decrease) in short-term investments	—	2.2	—	–2.7	14.2	13.7
Proceeds from sales of other assets	—	176.0	—	–2.6	—	173.4
Purchase of other assets	—	–56.8	—	–0.2	—	–57.0
Net decrease in deposit assets	—	133.0	—	—	—	133.0
Proceeds from disposal of investment in subsidiaries	–1.7	74.0	—	—	–346.1	–273.8
Net cash (used in) provided by investing activities	–1.7	112.5	—	178.3	–331.9	–42.8

Cash flows from financing activities
Net purchases of common shares	–3.7	—	—	—	—	–3.7
Dividends paid to shareholders	–11.7	—	—	—	—	–11.7
Net decrease in deposit liabilities		–76.2	—	—	—	–76.2
Net cash used in financing activities	–15.4	–76.2	—	—	—	–91.6
Effect of exchange rate changes on cash and cash equivalents	2.9	50.9	0.1	12.5	–25.4	41.0
Change in cash and cash equivalents	–23.5	70.7	1.3	–71.8	9.1	–14.2
Cash and cash equivalents as of January 1	41.9	479.3	3.2	198.1	–75.2	647.3
Cash and cash equivalents as of December 31	18.4	550.0	4.5	126.3	–66.1	633.1

Condensed consolidating statements of income

						Adjustment
				Non-	Consoli-	for dis-
(USD million)	Converium	Converium	Converium	Guarantor	dating	continued	Consoli-
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	operations	dated

Revenues
Net premiums written	—	1,195.7	—	620.0	—	–32.6	1,783.1
Net premiums earned	—	1,700.3	—	682.9	—	–128.4	2,254.8
Net investment income	13.3	217.3	13.4	111.8	–30.9	–67.1	257.8
Net realized capital gains (losses)	—	–42.6	—	10.2	57.9	5.8	31.3

Total revenues	13.3	1,875.0	13.4	804.9	27.0	–189.7	2,543.9

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	–1,323.4	—	–452.5	—	55.8	–1,720.1
Acquisition costs	—	–398.1	—	–177.5	—	38.2	–537.4
Other operating and administration expenses	–19.2	–112.0	–0.1	–79.5	—	47.3	–163.5
Other income (loss)	57.2	8.7	–24.7	3.3	–57.9	–8.5	–21.9
Interest expense	–11.2	–0.5	–16.5	–34.4	31.0	14.4	–17.2
Amortization/impairment of intangible assets	—	–21.5	—	—	—	—	–21.5
Restructuring costs	—	–9.3	—	–11.2	—	8.4	–12.1

Total benefits, losses and expenses	26.8	–1,856.1	–41.3	–751.8	–26.9	155.6	–2,493.7

Income (loss) before taxes	40.1	18.9	–27.9	53.1	0.1	–34.1	50.2
Income tax benefit (expense)	1.5	–2.5	–0.1	–14.5	—	–0.5	–16.1
Income (loss) from continuing operations	41.6	16.4	–28.0	38.6	0.1	–34.6	34.1
Income from discontinued operations	—	—	—	—	—	34.6	34.6
Income (loss) before equity in income (loss) of subsidiaries	41.6	16.4	–28.0	38.6	0.1	—	68.7
Equity in income (loss) of subsidiaries	27.1	10.6	—	—	–37.7	—	—
Net income (loss)	68.7	27.0	–28.0	38.6	–37.6	—	68.7

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Consolidating balance sheets

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
As of December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	2,773.7	14.4	2,175.3	—	4,963.4
Equity securities	—	178.8	—	183.8	—	362.6
Investment in subsidiaries	1,624.5	542.0	—	—	–2,166.5	—
Notes receivable	150.0	—	175.0	—	–325.0	—
Short-term and other investments	—	280.3	—	110.6	–102.7	288.2

Total investments	1,774.5	3,774.8	189.4	2,469.7	–2,594.2	5,614.2

Funds Withheld Asset	—	1,020.1	—	—	—	1,020.1

Total invested assets	1,774.5	4,794.9	189.4	2,469.7	–2,594.2	6,634.3

Other assets
Cash and cash equivalents	41.9	479.3	3.2	198.1	–75.2	647.3
Premiums receivable	—	707.8	—	576.3	–224.8	1,059.3
Reserves for unearned premiums, retro	—	12.7	—	201.3	–176.2	37.8
Reinsurance assets	—	551.7	—	1,695.7	–1,404.7	842.7
Funds held by reinsureds	—	1,400.5	—	956.5	–539.6	1,817.4
Deposit assets	—	132.8	—	50.6	—	183.4
Deferred policy acquisition costs	—	251.3	—	53.0	—	304.3
Deferred income taxes	—	1.1	—	–0.1	—	1.0
Other assets	43.0	107.0	31.6	204.5	–87.7	298.4

Total assets	1,859.4	8,439.1	224.2	6,405.6	–5,102.4	11,825.9

Liabilities and equity
Liabilities
Reinsurance liabilities	—	5,683.7	—	3,921.9	–1,404.8	8,200.8
Reserves for unearned premiums, gross	—	487.5	—	299.3	–176.0	610.8
Other reinsurance liabilities	—	96.6	—	257.9	–226.7	127.8
Funds held under reinsurance contracts	—	162.0	—	710.5	–539.6	332.9
Deposit liabilities	—	276.6	—	24.0	—	300.6
Deferred income taxes	—	0.2	—	7.9	—	8.1
Accrued expenses and other liabilities	51.9	178.0	1.0	229.1	–259.7	200.3
Notes payable	150.0	—	—	175.0	–325.0	—
Debt	—	—	193.8	197.4	—	391.2

Total liabilities	201.9	6,884.6	194.8	5,823.0	–2,931.8	10,172.5

Shareholders’ equity
Common stock and additional paid-in capital	1,854.6	1,874.0	—	1,372.7	–3,250.8	1,850.5
Treasury stock	–1.5	—	—	—	—	–1.5
Unearned stock compensation	–3.5	—	—	—	—	–3.5
Total accumulated other comprehensive income (loss)	134.7	111.6	2.1	–22.8	–90.9	134.7
Retained (deficit) earnings	–326.8	–431.1	27.3	–767.3	1,171.1	–326.8

Total shareholders’ equity	1,657.5	1,554.5	29.4	582.6	–2,170.6	1,653.4

Total liabilities and shareholders’ equity	1,859.4	8,439.1	224.2	6,405.6	–5,102.4	11,825.9

Condensed consolidating statements of cash flows

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	68.7	415.0	–1.3	–761.1	–121.2	–399.9

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	—	—	–4.7	—	–4.7
Proceeds from sales and maturities of fixed maturities	—	929.3	—	3,372.1	—	4,301.4
Purchases of fixed maturities available-for-sale	—	–999.3	—	–3,064.3	—	–4,063.6
Proceeds from sales of equity securities	—	96.1	—	90.6	—	186.7
Purchases of equity securities	—	–8.2	—	–117.6	—	–125.8
Net increase in short-term investments	41.5	–292.5	—	127.2	197.2	73.4
Proceeds from sales of other assets	—	48.2	—	154.0	–149.4	52.8
Purchase of other assets	—	–13.1	—	–30.3	—	–43.4
Net increase in deposit assets	—	–10.6	—	–2.4	—	–13.0
Investment in subsidiaries	–70.0	–14.2	—	—	84.2	—
Net cash (used in) provided by investing activities	–28.5	–264.3	—	524.6	132.0	363.8

Cash flows from financing activities
Capital contribution	—	—	—	77.1	–77.1	—
Net purchases of common shares	–1.5	—	—	—	—	–1.5
Net (increase) decrease in deposit liabilities	—	–37.7	—	2.4	—	–35.3
Net cash (used in) provided by financing activities	–1.5	–37.7	—	79.5	–77.1	–36.8
Effect of exchange rate changes on cash and cash equivalents	1.1	21.2	0.3	25.6	–8.9	39.3
Change in cash and cash equivalents	39.8	134.2	–1.0	–131.4	–75.2	–33.6
Cash and cash equivalents as of January 1	2.1	345.1	4.2	329.5	—	680.9
Cash and cash equivalents as of December 31	41.9	479.3	3.2	198.1	–75.2	647.3

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Condensed consolidating statements of income

						Adjustment
				Non-	Consoli-	for dis-
(USD million)	Converium	Converium	Converium	Guarantor	dating	continued	Consoli-
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	operations	dated

Revenues
Net premiums written	—	2,683.4	—	1,042.7	—	–470.2	3,255.9
Net premiums earned	—	2,599.8	—	1,282.4	—	–783.7	3,098.5
Net investment income	13.4	189.4	13.4	123.2	–26.7	–85.2	227.5
Net realized capital gains (losses)	—	12.6	—	33.9	—	–15.3	31.2

Total revenues	13.4	2,801.8	13.4	1,439.5	–26.7	–884.2	3,357.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	–1,988.2	—	–1,354.3	—	947.5	–2,395.0
Acquisition costs	—	–651.0	—	–261.4	—	158.5	–753.9
Other operating and administration expenses	–11.7	–105.0	–0.1	–103.0	—	66.0	–153.8
Other income (loss)	23.7	–29.5	19.0	–21.4	—	3.5	–4.7
Interest expense	–10.6	–0.4	–16.5	–32.3	26.7	14.4	–18.7
Impairment of goodwill	—	—	—	–94.0	—	94.0	—
Amortization/impairment of intangible assets	—	–9.9	—	—	—	—	–9.9
Restructuring costs	—	–0.2	—	–2.5	—	2.5	–0.2

Total benefits, losses and expenses	1.4	–2,784.2	2.4	–1,868.9	26.7	1,286.4	–3,336.2

Income (loss) before taxes	14.8	17.6	15.8	–429.4	—	402.2	21.0
Income tax benefit (expense)	2.5	6.6	–0.1	–210.3	—	205.9	4.6
Income (loss) from continuing operations	17.3	24.2	15.7	–639.7	—	608.1	25.6
Loss from discontinued operations	—	—	—	—	—	–608.1	–608.1
Income (loss) before equity in (loss) income of subsidiaries	17.3	24.2	15.7	–639.7	—	—	–582.5
Equity in (loss) income of subsidiaries	–599.8	–624.1	—	—	1,223.9	—	—
Net (loss) income	–582.5	–599.9	15.7	–639.7	1,223.9	—	–582.5

Condensed consolidating statements of cash flows

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	41.6	698.9	2.1	–383.9	—	358.7

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	–214.9	—	–13.3	—	–228.2
Proceeds from sales and maturities of fixed maturities	—	936.3	—	3,179.7	—	4,116.0
Purchases of fixed maturities available-for-sale	—	–1,663.5	—	–2,756.7	—	–4,420.2
Proceeds from sales of equity securities	—	279.6	—	703.5	—	983.1
Purchases of equity securities	—	–67.0	—	–470.5	—	–537.5
Net increase in short-term investments	—	—	—	–55.3	—	–55.3
Proceeds from sales of other assets	—	54.2	—	28.1	—	82.3
Purchase of other assets	—	–152.0	—	8.0	—	–144.0
Net increase in deposit assets	—	–73.3	—	–38.3	—	–111.6
Notes receivable	–46.7	–49.2	—	–135.9	231.8	—
Investment in subsidiaries	–355.1	–108.7	—	—	463.8	—
Net cash (used in) provided by investing activities	–401.8	–1,058.5	—	449.3	695.6	–315.4

Cash flows from financing activities
Capital contribution	—	402.9	—	108.7	–511.6	—
Issuance of notes payable	22.0	182.6	—	27.2	–231.8	—
Net purchases of common shares	–6.0	—	—	—	—	–6.0
Dividends to shareholders	–47.8	–47.8	—	—	47.8	–47.8
Proceeds from Rights Offering	428.4	—	—	—	—	428.4
Rights Offering issuance costs	–25.1	—	—	—	—	–25.1
Net decrease (increase) in deposit liabilities	—	29.7	—	–31.4	—	–1.7
Net cash provided by (used in) financing activities	371.5	567.4	—	104.5	–695.6	347.8
Effect of exchange rate changes on cash and cash equivalents	–10.4	15.4	—	4.0	—	9.0
Change in cash and cash equivalents	0.9	223.2	2.1	173.9	—	400.1
Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	—	280.8
Cash and cash equivalents as of December 31	2.1	345.1	4.2	329.5	—	680.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
25. Subsequent events
SCOR ownership
On February 26, 2007, Converium’s Board of Directors publicly noted the announcement by SCOR, for a public tender offer of Converium shares at price of 0.5 SCOR share for each Converium share plus a cash payment of CHF 4 in order to purchase the remaining publicly owned share capital of Converium. After a series of discussions, on May 9, 2007, Converium and SCOR entered into a transaction agreement pursuant to which SCOR agreed to increase the consideration payable to holders of Converium's registered shares to 0.5 new SCOR shares and CHF 5.50 in cash in exchange for each Converium registered share tendered and Converium agreed that its Board of Directors would recommend SCOR's improved tender offer to Converium shareholders.
As a general practice, contracts, including contracts of reinsurance, may include change in control provisions which may allow termination of a particular contract upon a change of control situation occurring, Such clauses are subject to the law and jurisdiction of the individual contract. If exercised, such a clause could have a material adverse impact on the Company’s financial condition. Material contracts which could potentially be impacted in a change of control situation include the aviation pool membership and shareholding in GAUM, the MDU business and Converium’s shareholding in MDUSL as well as the ZIC and ZIB Quota Share Retrocession Agreements (see Notes 7, 16 and 17). A certain number of employment contracts as well as certain of Converium’s compensation plans also have provisions governing this event.
“A–” rating up grade
Converium announced that Standard & Poor’s has raised the Company’s long-term financial strength rating to “A–” (“strong”) with a stable outlook. According to Standard & Poor’s the ratings decision reflects the Group’s strengthened management team and sound infrastructure, strong competitive position, and strong capitalization.
GAUM sales agreement
In May 2007, the Company signed a sales agreement to sell a 2.6% stake in GAUM to Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft in München (“Munich Re”) for a purchase price of USD 2.6 million (at a fixed exchange rate of 1.86 against GBP), the right to part of the RSA Loan for GBP 1.3 million and additional Deferred Consideration of 2.6%. The transaction is subject to approval of the European antitrust authorities.

Converium Holding AG
Report of Independent Registered Public Accounting Firm
on the financial statement schedules
To the Board of Directors and Shareholders of Converium Holding AG, Zurich
Our audits of the consolidated financial statements, of management’s assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated June 13, 2007 appearing in this Annual Report on Form 20-F, also included an audit of the financial statement schedules listed in the index on page F-1 of this Form 20-F.
In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
PricewaterhouseCoopers Ltd
Andrew Hill                                                             Martin Frei
Zurich, Switzerland,
June 13, 2007

Schedule I
Converium Holding AG and Subsidiaries
Summary of investments other than investments in related parties as of December 31, 2006

			Amount at which
	Cost or		shown in the
	amortized cost	Fair value	balance sheet
	(USD millions)
Fixed maturities:
Bonds held-to-maturity:
US government	456.4	439.4	456.4
Other government	261.9	259.9	261.9
Total fixed maturities held-to-maturity	718.3	699.3	718.3
Bonds available-for-sale:
US government	852.1	840.2	840.2
Other government	1,548.1	1,531.9	1,531.9
Public utilities	21.0	20.6	20.6
Other corporate debt securities	540.6	531.5	531.5
Unit trust	196.1	192.1	192.1
Mortgage and asset-backed securities	6.3	6.2	6.2
Total fixed maturities available-for-sale	3,164.2	3,122.5	3,122.5
Total fixed maturities	3,882.5	3,821.8	3,840.8
Equity securities:
Common stocks: Public utilities	12.7	16.7	16.7
Banks, trusts, and insurance companies	99.8	118.3	118.3
Industrial, miscellaneous and all other	285.8	359.1	359.1
Unit trust	216.0	240.1	240.1
Non-redeemable preferred stocks	0.3	0.5	0.5
Total equity securities	614.6	734.7	734.7
Real estate	39.5	44.7	44.7
Policyholder, collateral and other loans	0.3	0.3	0.3
Other investments	150.6	169.0	169.0
Short-term investments	44.9	44.9	44.9
Total investments	4,732.4	4,815.4	4,834.4
Funds Withheld Asset	940.7	940.7	940.7
Total invested assets	5,673.1	5,756.1	5,775.1

Schedule II
Converium Holding AG
Statements of income

	Year ended December 31,
(USD millions)	2006	2005	2004
Income
Net investment income	12.8	13.3	13.4
Total revenues	12.8	13.3	13.4
Expenses
Other operating and administration expenses	-13.4	-19.2	-11.7
Other (loss) income	-10.0	57.2	23.7
Interest expense	-12.4	-11.2	-10.6
Total expenses	-35.8	26.8	1.4
(Loss) income before taxes	-23.0	40.1	14.8
Income tax benefit	—	1.5	2.5
(Loss) income from continuing operations	-23.0	41.6	17.3
(Loss) from discontinued operations	-190.8	—	—
(Loss) income before equity in income (loss) of subsidiaries	-213.8	41.6	17.3
Equity in income (loss) of subsidiaries	270.9	27.1	-599.8
Net income (loss)	57.1	68.7	-582.5
See the notes to our 2006 consolidated financial statements.

Converium Holding AG
Balance sheets

	December 31,
(USD millions)	2006	2005
Assets
Invested assets
Investment in subsidiaries	2,053.6	1,624.5
Notes receivable	—	150.0
Short-term and other investments	—	—
Total invested assets	2,053.6	1,774.5
Other assets
Cash and cash equivalents	18.4	41.9
Other assets	4.4	43.0
Total assets	2,076.4	1,859.4
Liabilities and shareholders’ equity
Liabilities
Accrued expenses and other liabilities	76.0	51.9
Notes payable	150.0	150.0
Total liabilities	226.0	201.9
Shareholders’ equity
Common stock and additional paid-in capital	1,849.6	1,853.1
Unearned stock compensation	0.9	-3.5
Total accumulated other comprehensive income	281.3	134.7
Retained deficit	-281.4	-326.8
Total shareholders’ equity	1,850.4	1,657.5
Total liabilities and shareholders’ equity	2,076.4	1,859.4
See the notes to our 2006 consolidated financial statements.

Schedule II
Converium Holding AG
Statements of cash flows

	Year ended December 31,
(USD millions)	2006	2005	2004
Cash flows from operating activities
Cash (used in) provided by operating activities	-9.3	68.7	41.6
Cash flows from investing activities
Notes receivable	—	—	-46.7
Investment in subsidiaries	—	-70.0	-355.1
Proceeds from disposal of investments in subsidiaries	-1.7	—	—
Net increase in short-term investments	—	41.5	—
Net cash used in investing activities	-1.7	-28.5	-401.8
Cash flows from financing activities
Issuance of note payable	—	—	22.0
Net purchases of common shares	-3.7	-1.5	-6.0
Dividends paid to shareholders	-11.7	—	-47.8
Proceeds from 2004 Rights Offering	—	—	428.4
2004 Rights Offering issuance costs	—	—	-25.1
Net cash (used in) provided by financing activities	-15.4	-1.5	371.5
Effect of exchange rate changes in cash and cash equivalents	2.9	1.1	-10.4
Change in cash and cash equivalents	-23.5	39.8	0.9
Cash and cash equivalents as of January 1	41.9	2.1	1.2
Cash and cash equivalents as of December 31	18.4	41.9	2.1
See the notes to our 2006 consolidated financial statements.

Schedule IV
Converium Holding AG and subsidiaries
reinsurance and insurance premiums and other considerations

	Gross	Ceded to other	Assumed from other		% of amount
(USD millions)	amount	companies	companies	Net amount	assumed to net
2006	544.9	-128.9	1,436.0	1,852.0	77.5%
2005	518.8	-171.9	1,436.2	1,783.1	80.5%
2004	478.5	-236.3	3,013.7	3,255.9	92.6%

Glossary
Accident and Health: All types of covers that provide benefits related to an accident or to medical treatments. Accident covers provide indemnification for damages caused by an accident such as accidental death and dismemberment, disability, medical expenses and the accumulation of accident-related benefits. Medical benefits may cover hospitalization expenses and outpatient expenses caused by any reason, dental treatments or medical expenses arising while traveling abroad. Also certain types of short-term income replacements such as hospital cash benefits are considered as health business.
Agribusiness: Agribusiness (re)insurance provides comprehensive coverage against crop yield shortfalls from natural perils in the form of Multi Peril Crop Insurance (MPCI) and Named Peril Covers for specialist crops. Other main products include insurance solutions for livestock portfolios, timber plantations, aquaculture risks, algae blooms and diseases and comprehensive coverage for greenhouse portfolios including crop content. Converium also develops innovative risk solutions for target markets and has recently introduced MPCI to the Brazilian and Italian market through its global experience in all major lines of agribusiness.
Annuity: A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.
Aviation & Space: Aviation insurance covers property and liability risks related to aircraft, airlines, aviation product manufacturers, airports, and related businesses. Space insurance covers losses during the pre-launch, launch, and in-orbit phases of satellites.
Branch Office: A branch office is part of the legal entity under which it operates and has its own organization and administration. It underwrites business for its assigned territory, has its own balance sheet and is subject to local regulations. Converium Ltd has branch offices in Singapore, Labuan, Bermuda and Australia. Converium Rückversicherung (Deutschland) AG has branch offices in Paris and Milan.
Cede, Ceding Insurer, Cession: When an insurer reinsures its risk with another insurer (“cession”), it “cedes” business and is referred to as the “ceding insurer.”
Combined Ratio: The sum of the loss ratio and the expense ratio for a non-life insurance or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent that net investment results exceed underwriting losses.
Credit & Surety: Credit insurance, the insurance of commercial receivables, covers financial losses to insureds arising from debts which are uncollectible due to their customers’ insolvency. Surety insurance provides a guarantee to a third party, the beneficiary, that the principal — a construction company, for example — will fulfill an obligation to the beneficiary, who receives an indemnification if the principal fails to fulfill the obligation.
Cycle Management: Cycle Management is a process of dynamic and proactive assessment of the industry underwriting cycles, and our deployment of appropriate strategies to maximize Converium’s positioning and profitability throughout the cycles.
Engineering: Insurance covering building projects and the insurance of machinery in operation in industrial facilities.
Expense Ratio: The ratio of non-life insurance or reinsurance operating expenses (i.e. acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.
Facultative Reinsurance: The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.
Fronting: Most commonly refers to the practice of a non-admitted insurer contracting with a licensed insurer to issue an insurance policy for regulatory or certification purposes. Subsequently, the risk is transferred to a reinsurance company by way of a reinsurance contract also known as a fronting agreement. The insured receives a policy written by the licensed commercial insurer, but the economic risk of that policy resides in the reinsurance company, although the ultimate liability remains with the fronting insurer.
In some jurisdictions, it is a legal requirement for either all, or certain classes' of business, to be written by a local insurer. Hence, if the reinsurer is established in a domicile other than that where the risk resides, then fronting arrangements are mandatory.
General Third Party Liability / Casualty: General liability business covers the (re)insurance of risks arising from commercial, product, business and personal liability.
Global Business Segments: Converium’s structure comprises three global business segments, based upon which Converium pursues its financial reporting and manages its business. The three global business segments are the following: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance.
Gross Premiums Written: Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Incurred But Not Reported (IBNR) Reserves: Reserves for estimated losses and loss adjustment expenses which have been incurred but not reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.
Liability: Liability insurance includes many classes of cover which provide indemnification for monetary amounts that an insured becomes legally obliged to pay to a third party.
Life and Disability: This includes all traditional and universal life covers, annuities, long-term care benefits, critical illness covers as well as all insurance types covering disability (long-term, short-term, permanent total, permanent partial, any/own occupation, etc.) caused by illness or accident.
Life & Health Reinsurance: Life & Health Reinsurance is one of the three global business segments Converium is based upon. This segment includes the following lines of business: Life and Disability, and Accident and Health.
Loss: An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.
Loss Adjustment Expenses (LAE): The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.
Loss Ratio: Ratio of non-life insurance or reinsurance company’s net incurred losses and loss adjustment expenses to net premiums earned.
Loss Reserves: Reserves established by an insurer or reinsurer and recorded on its balance sheet to reflect the estimated cost of future payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future. Reserves are held in respect of losses occurred on or prior to the balance sheet date on insurance or reinsurance written and earned. Loss reserves are generally composed of individual case reserves for reported claims and IBNR reserves.
Marine & Energy: Marine insurance includes physical damage insurance for ships, shipping, oil rigs and related activities, cargo (while being transported by land, sea or air) and related liabilities.
Motor: Motor insurance covers claims for bodily injury and property damage arising from automobile accidents.
Net Premiums Written: Gross premiums less premiums ceded for reinsurance.
Non-Proportional Reinsurance: Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as ”excess reinsurance”.
Personal Accident: All types of benefits insured on a stand-alone basis that provide indemnification related to an accident. The covered risks include accidental death and dismemberment, disability due to an accident (short-term, permanent total, permanent partial), medical expenses caused by an accident and the accumulation of accident-related benefits.
Premiums Earned: That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.
Professional Liability and other Special Liability: Insurance to protect the insured against the consequences of its liability to pay damages in respect of a breach of professional duty in the practicing of its profession.
Property: Property insurance covers the physical assets of an insured against fire, extended coverages or all risks and consequential business interruption arising therefrom.
Proportional Reinsurance: Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums, claims and other liabilities for each policy covered on a pro rata basis.
Reinsurance: The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.
Representative Office: Representative offices provide Converium’s business segments with local bases for marketing, liaison and client service. They are restricted in their activities and may not underwrite reinsurance business. Converium has representative offices in Argentina, Brazil and Japan.

Reserves: Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.
Retention: The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.
Retrocessional Reinsurance: An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.
Specialty Lines: Specialty Lines is one of the three global business segments Converium is based upon. This segment includes the following lines of business: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability, Excess and Surplus Lines, and Workers’ Compensation.
Standard Property & Casualty Reinsurance: Standard Property & Casualty Reinsurance is one of the three global business segments Converium is based upon. This segment includes the following lines of business: General Third Party Liability / Casualty, Motor, Property, and Personal Accident (assumed from non-life insurers).
Survival Ratio: An industry measure of the number of years it would take a company to exhaust its asbestos and environmental reserves for losses and loss expenses based on that company’s current level of asbestos and environmental claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.
Tail: The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.
Term Life Insurance: Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.
Treaty Reinsurance: A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.
Underwriting: The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.
Underwriting Results: The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.
Universal Life Insurance: A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.
Whole Life Insurance: A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.
Workers’ Compensation: Workers’ compensation insurance provides payments required by law to be made to an employee who is injured or disabled in connection with work, including payments for both medical treatment and lost wages.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for the filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Converium Holding AG

By:	/s/ Inga K. Beale
Name: Inga K. Beale
Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Paolo De Martin
Name: Paolo De Martin
Title: Chief Financial Officer, Converium Holding AG
Date: June 13, 2007
Sig-1

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Articles of Incorporation of Converium Holding AG, adopted November 8, 2001.*

1.2	Bylaws of Converium Holding AG, adopted November 16, 2001, revised March 1, 2007.

1.3	Articles of Incorporation of Converium Holding AG, revised May 10, 2007

1.4	Bylaws of Converium Holding AG, revised April 11, 2005.\

2.1	Form of Deposit Agreement among Converium Holding AG, The Bank of New York, as Depositary, and all owners and beneficial owners from time to time of ADSs issued thereunder (including the form of ADS), incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

2.2	Form of Indenture between Converium Finance, S.A., as Issuer, Converium AG and Converium Holding AG as Guarantors and JPMorgan Chase Bank as Trustee, Calculation Agent and Paying Agent.+

2.3	Form of the USD 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032 (included in Exhibit 2.4 hereto).+

2.4	Subordinated Guarantee by Converium Holding AG and Converium AG relating to USD 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

2.5	Indenture, dated December 23, 2002 between Converium Finance S.A., Converium Holding AG, Converium AG and JP Morgan Chase Bank, as trustee, relating to USD 200,000,000 principal amount of 8.25% Guaranteed Subordinated Notes Due 2032. ^

4.1	Master Agreement by and among Zurich Financial Services and Converium Holding AG, dated December 1, 2001.*

4.2	Stock Purchase Agreement between Zurich Reinsurance Centre Holdings, Inc. and Converium Holdings (North America) Inc., dated as of October 1, 2001.*

4.3	Agreement for the Sale and Transfer of Shares in Zürich Rückversicherung (Köln) Aktiengesellschaft, dated September 28, 2001.*

4.4	Quota Share Retrocession Agreement between Zurich Insurance Company (including its Singapore, Labuan and Bermuda branches) and Converium AG, dated October 1, 2001.*

4.5	Quota Share Retrocession Agreement between Zurich International (Bermuda) Ltd. and Converium AG, dated October 1, (and effective as of July 1, 2001).*

4.6	Asset purchase and Assumption of Liability Agreement between Zurich Insurance Company and Converium AG, dated September 28, 2001.*

4.7	Indemnity Agreement (Unicover) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.8	Indemnity Agreement (September 11th Cessions) between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.9	Indemnity Agreement (September 11th Losses) between Zürich Rückversicherung (Köln) Aktiengesellschaft and Zurich Insurance Company, dated as of October 1, 2001.*

4.10	Partial Commutation Agreement between Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001.*

4.11	Master Novation and Indemnity Reinsurance Agreement among Zurich Reinsurance (North America), Inc., Centre Insurance Company, Centre Solutions (U.S.) Limited and Zurich Insurance Company, Bermuda Branch, dated as of October 1, 2001.*

Exhibit Number	Description

4.12	Group Reinsurance Business Master Novation and Indemnity Reinsurance Agreement by and among Zurich Reinsurance (North America), Inc., Zurich Insurance Company and Zurich International (Bermuda) Ltd., dated as of October 1, 2001.*

4.13	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1991 through December 31, 1993) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.14	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1994 through December 31, 1994) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.15	Commutation Agreement (covering the Aggregate Excess of Loss Reinsurance Agreement effective January 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.16	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective October 1, 1995) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance Limited, dated as of October 1, 2001.*

4.17	Commutation Agreement (covering the Obligatory Surplus Share Reinsurance Agreement effective November 6, 1992) between Zurich Reinsurance (North America), Inc. and Centre Reinsurance International Company, dated as of October 1, 2001.*

4.18	Agreement Amending and Terminating Centre Reinsurance Dublin Affiliated Group Tax Allocation Agreement among Orange Stone Delaware Holdings Limited, Orange Stone Reinsurance, Centre Reinsurance Holdings (Delaware) Limited, Centre Reinsurance (U.S.) Limited, Zurich Reinsurance Centre Holdings, Inc., Zurich Reinsurance (North America), Inc., ZC Insurance Company, ZC Specialty Insurance Company, Centre Risk Advisors, Inc., Constellation Reinsurance Company, Centre Re Services, Inc., Zurich Global Assets LLC, formerly known as BDA/US Services Limited, ZC Management Corporation, ZC Resource LLC, ZC Property Management, Inc. and Claims Solutions Group, dated October 1, 2001.*

4.19	Catastrophe Cover Retrocession Agreement by and between Converium AG and Zurich Insurance Company, dated December 1, 2001.*

4.20	Stock Purchase Agreement between Zurich Reinsurance (North America), Inc. and Centre Strategic Investments Holdings Limited, dated August 23, 2001.*

4.21	Run-off Services and Management Agreement between Zurich Insurance Company and Converium AG, dated December 3, 2001.*

4.22	Tax Sharing and Indemnification Agreement among Zurich Reinsurance Centre Holdings, Inc., Orange Stone Delaware Holdings Limited, Converium Holdings (North America) Inc., Zurich Reinsurance (North America), Inc. and Zurich Insurance Company, dated as of October 1, 2001. *

4.23	Tax Sharing and Indemnification Agreement between Zurich Financial Services, Zurich Insurance Company, Converium Holding AG and Converium AG dated December 3, 2001. *

4.24	Form of Converium Standard Stock Option Plan for Non-US Employees. *

4.25	Form of Converium Standard Stock Purchase Plan for Non-US Employees. *

4.26	Omnibus Share Plan for US Employees. *

4.27	Converium Employee Stock Purchase Plan for US Subsidiaries.*

4.28	Form of Converium Annual Incentive Deferral Plan.*

4.29	Lease, between Zurich Insurance Company and Converium AG, dated August 29, 2001.*

Exhibit Number	Description

4.30	Sublease Support Agreement among Zurich Reinsurance (North America), Inc., Global Asset Holdings Limited and Centre Insurance Company, dated as of October 1, 2001.*

4.31	Sublease between ZC Resource LLC and Zurich Reinsurance (North America), Inc., dated as of June 20, 2001.*

4.32	Form of Letter Agreement between Converium Holding AG and The Bank of New York, relating to the pre-release of the ADRs, incorporated by reference from the Registration Statement on Form F-6 of Converium Holding AG (File No. 333-14108), initially filed with the Commission on November 19, 2001.*

4.33	Agreement dated September 2, 2002, between Converium AG and MDU Investments Ltd, regarding subscription of up to 20 million shares at £1 each. ^

4.34	Share Purchase Agreement dated November 27, 2002, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.35	Shareholder’s Agreement dated March 12, 2003, between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal and Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.36	Sale and Purchase Agreement and Assignment between Converium AG and Converium Finance S.A. regarding the transfer of a USD150 million loan granted to Converium Holding AG. ^

4.37	Amendment to Share Purchase Agreement dated November 27, 2002 between Converium AG and Northern States Agency Inc., Munich Re, Aviva and Royal Sun Alliance regarding Global Aerospace Underwriting Managers Limited (GAUM). ^

4.38	Agreement dated December 30, 2003, for the sale and purchase of 5.1% of Royal and Sun Alliance Insurance PLC’s shareholding in Global Aerospace Underwriting Managers Limited (GAUM). #

4.39	Agreement dated July 24, 2003 USD900,000,000 Credit Facility for Converium AG, Zurich arranged by ABN Amro Bank N.V., Barclay’s Capital and Commerzbank Aktiengesellschaft. #

4.40	Agreement dated November 29, 2004, USD 1,600,000,000 Credit Facility for Converium AG, arranged by ABN AMRO Bank N.V., Barclay’s Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Credit Suisse First Boston and J.P. Morgan. \

4.41	Deed of Pledge, dated December 15, 2004, Converium Rückversicherung (Deutschland) AG as the Pledgor and ABN Amro Mellon Global Securities Services as the Account Bank and ABN Amro Bank N.V. as the Pledgee. \

4.42	Deed of Pledge, dated December 15, 2004, Converium AG, Zürich, as the Pledgor, and ABN Amro Bank N.V. as the Pledgee and ABN Amro Mello Global Securities Services as the Account Bank. .\

4.43	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Insurance (UK) Limited. \

4.44	Guarantee, dated October 21, 2004 between Converium AG, Zürich as the Guarantor, and Converium Rückversicherung (Deutschland) AG. \

4.45	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated January 7, 2005, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.\

4.46	Amendment No. 1 to the Quota Share Retrocession Agreement between Zurich Insurance Company (Including its Bermuda Branch) and Converium AG, dated as of October 1, 2001 and effective as of July 1, 2001.

4.47	Stock Purchase Agreement by and between National Indemnity Company and Converium AG dated as of October 16, 2006.

Exhibit Number	Description

4.48	Guarantee Request and Reimbursement Agreement between Converium AG, Zurich, Switzerland and Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Germany

4.49	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated December 22, 2006, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.

4.50	Standard Stock Purchase Plan of Converium Holding AG, Zug, Switzerland December 2006

4.51	Standard Stock Option Plan of Converium Holding AG, Zug, Switzerland December 2006

4.52	Transaction Agreement, dated as of May 9, 2007, by and between Converium Holding AG and SCOR S.A.

4.53	Fronting and Administration Agreement relating to the Global Aerospace Underwriters Pool, dated April 25, 2007, between Global Aerospace Underwriting Managers Limited, Global Aerospace, Inc., Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, National Indemnity Company and Converium AG.

7.1	Computation of ratio of earnings to fixed charges.

8.1	Subsidiaries of the Registrant.

12.1	302 Certification of Chief Executive Officer.

12.2	302 Certification of Chief Financial Officer.

13.0	906 Certification of Chief Executive Officer and Chief Financial Officer.

*	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 10, 2001.

+	Incorporated by reference to the Company’s Registration Statement filed on Form F-1, on December 18, 2002.

^	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on April 18, 2003.

#	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on April 5, 2004.

\	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.